Form 20-F
period 2014-12-31
Tuniu Corp
filed 2015-04-17
CIK 1597095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-36430

Tuniu Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Tuniu Building No. 699-32 Xuanwudadao, Xuanwu District Nanjing, Jiangsu Province 210042 The People’s Republic of China
(Address of principal executive offices)

Conor Chia-hung Yang, Chief Financial Officer

Telephone: +(86 25) 8685-3969

Email: ir@tuniu.com

Tuniu Building No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares (three American depositary shares representing one Class A ordinary share, par value US$0.0001 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

Class A ordinary shares, par value US$0.0001 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

*              Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

82,487,876 Class A ordinary shares (excluding 3,636,531 Class A ordinary shares, represented by American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 105,948,046 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  “we,” “us,” “our company,” “our,” or “Tuniu” refers to Tuniu Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the consolidated affiliate entities, Nanjing Tuniu Technology Co., Ltd., or Nanjing Tuniu, and its subsidiaries;

•                  “gross bookings” refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers;

•                  “trips” refers to the number of packaged tours sold by us, including organized tours and self-guided tours;

•                  “unique visitor” to our online platform refers to a visitor to our website from a specific IP address or a visitor to our mobile platform using a specific mobile device;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•                  “shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•                  “ADSs” refer to American depositary shares, representing our Class A ordinary shares; each ADS represents three Class A ordinary shares;

•                  “U.S. GAAP” refers to generally accepted accounting principles in the United States;

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•                  our goals and strategies;

•                  the expected growth of the online leisure travel market in China;

•                  our expectations regarding demand for our products and services;

•                  our expectations regarding our relationships with customers and travel suppliers;

•                  our ability to offer competitive travel products and services;

•                  our future business development, results of operations and financial condition;

•                  competition in our industry in China;

•                  relevant government policies and regulations relating to our corporate structure, business and industry;

•                  our expectation regarding the use of proceeds from this offering;

•                  general economic and business condition in China and elsewhere; and

•                  assumptions underlying or related to any of the foregoing.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements, statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government agencies and third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

PART I

Item 1.                                                         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

A.                                    Selected Financial Data

The following table presents selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss for the year ended December 31, 2011 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report. We have not included financial information for the year ended December 31, 2010 as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2011, 2012, 2013 and 2014 and cannot be obtained without unreasonable effort or expense. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Organized tours	751,388	1,075,094	1,892,826	3,432,825	553,271
Self-guided tours	17,559	32,359	48,901	93,126	15,009
Others	2,667	12,875	20,744	28,756	4,635

Total revenues	771,614	1,120,328	1,962,471	3,554,707	572,915
Less: Business and related taxes	(6,071)	(7,447)	(12,784)	(19,768)	(3,186)

Net revenues	765,543	1,112,881	1,949,687	3,534,939	569,729
Cost of revenues	(741,716)	(1,073,732)	(1,829,665)	(3,308,801)	(533,282)

Gross profit	23,827	39,149	120,022	226,138	36,447

Operating expenses:
Research and product development	(21,386)	(33,370)	(38,994)	(104,882)	(16,904)
Sales and marketing	(50,589)	(57,994)	(110,071)	(434,191)	(69,979)
General and administrative	(53,877)	(62,006)	(69,679)	(166,988)	(26,914)
Other operating income	1,651	775	1,689	6,902	1,112

Loss from operations	(100,374)	(113,446)	(97,033)	(473,020)	(76,237)
Other income/(expenses):
Interest income	2,287	7,432	16,163	31,284	5,042
Foreign exchange related gains/(losses), net	6,529	(741)	1,286	(5,334)	(860)
Other loss, net	(392)	(357)	(48)	(788)	(127)

Loss before provision for income taxes	(91,950)	(107,112)	(79,632)	(447,858)	(72,182)
Provision for income taxes	—	(78)	—	—	—

Net loss	(91,950)	(107,190)	(79,632)	(447,858)	(72,182)

Deemed dividends to preferred shareholders	(30,929)	—	(59,428)	(15,606)	(2,515)
Net loss attributable to ordinary shareholders	(122,879)	(107,190)	(139,060)	(463,464)	(74,697)

Net loss per ordinary share attributable to ordinary shareholders
Basic	(4.73)	(4.12)	(5.35)	(4.38)	(0.71)
Diluted	(4.73)	(4.12)	(5.35)	(4.38)	(0.71)
Net loss per ADS attributable to ordinary shareholders
Basic	(14.18)	(12.37)	(16.05)	(13.15)	(2.12)
Diluted	(14.18)	(12.37)	(16.05)	(13.15)	(2.12)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	26,000,000	26,000,000	105,746,313	105,746,313

	As of December 31,
	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	332,101	299,238	419,403	1,457,722	234,942
Restricted cash	11,530	6,875	9,250	44,030	7,096
Short-term investments	—	30,000	327,000	468,570	75,520
Prepayments and other current assets	56,635	127,050	286,560	575,297	92,721
Total assets	427,766	502,838	1,075,373	2,645,017	426,299
Accounts payable	55,822	127,240	288,965	382,704	61,681
Advances from customers	157,919	244,214	396,738	638,828	102,960
Total liabilities	250,938	433,262	784,017	1,236,294	199,254
Total mezzanine equity	350,744	350,744	716,441	—	—
Total shareholders’ equity/(deficit)	(173,915)	(281,168)	(425,086)	1,408,723	227,045

	For the Year Ended December 31,
	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash provided by/(used in) operating activities	36,270	14,663	116,736	(271,101)	(43,694)
Net cash used in investing activities	(20,686)	(46,786)	(304,218)	(227,923)	(36,735)
Net cash provided by financing activities	257,447	—	306,360	1,540,397	248,267

The following table presents summary operating data for the years indicated:

	For the Year Ended December 31,
	2011	2012	2013	2014
Number of trips (in thousands)
Organized tours (excluding local tours)	174	236	367	712
Local tours	409	503	687	1,074
Self-guided tours	49	110	221	396

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 10, 2015, the noon buying rate was RMB6.2082 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2010	6.6000	6.7603	6.8102	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 10, 2015)	6.2082	6.1989	6.2082	6.1930

Source: Federal Reserve Statistical Release

(1)         Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

Declines or disruptions in the leisure travel industry in China may materially and adversely affect our business and results of operations.

We are dependent on the leisure travel industry for substantially all of our revenues. The leisure travel industry is dependent on personal discretionary spending levels, which may be materially and adversely affected by economic downturns and recessions. Although the leisure travel industry in China has experienced rapid growth over the past decade, any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operations. The Chinese economy recovered in 2010 and remained relatively stable in 2011, but the growth rate of China’s GDP decreased in 2012, 2013 and 2014. It is uncertain whether this economic slowdown will continue into 2015 and beyond. Any severe or prolonged slowdown in the Chinese economy, slowdown in the growth rate of disposable income per capita in China or the recurrence of any financial disruptions may materially and adversely affect the leisure travel industry in China and our business, financial condition and results of operations.

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of contagious diseases, natural disasters and extreme unexpected bad weather. For example, the travel industry was negatively impacted by the outbreak of severe acute respiratory syndrome in several regions in Asia, including Hong Kong and China, in early 2003, snowstorms that severely affected southern China in early 2008, the outbreak of H1N1 influenza (swine flu) that occurred in Mexico and the United States in April 2009, which was and continues to be discovered in China and Hong Kong, the earthquake, tsunami and nuclear crisis in Japan in early 2011, heavy haze that shrouded central and northern China and some Southeast Asian countries in 2013 and the outbreak of Ebola hemorrhagic fever in West Africa beginning in March 2014. More examples include the disappearance of a Malaysia Airlines flight in March 2014 as well as the crashes of Malaysia Airlines and AirAsia flights in July and December 2014, respectively, which all had  a negative impact on air travel among our target customers. In addition, overseas leisure travel products and services accounted for over 65% of our gross bookings in 2014. Even though China has recently reached agreements with certain countries such as the United States and Canada to relax existing travel visa restrictions for Chinese nationals, our overseas leisure travel business may be negatively affected by any adverse change in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrests, wars, imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the political protests in early 2009 and late 2013 in Thailand negatively impacted travels to Thailand. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or to retain existing customers, and our business, financial condition and results of operations could suffer.

Our success depends on our ability to attract new customers and retain existing customers, which in turn requires our continual provision of a wide array of competitive travel products and services. In light of the rapidly rising levels of disposable income in China, demand for vacation, recreation and other forms of leisure travel has increased rapidly in recent years. Participants in the online travel industry are continually developing new travel products and services in response to increasing customer demand. We strive to stay abreast of emerging and rapidly changing customer preferences and to continue to anticipate trends that will appeal to existing and potential customers. We will also continue to invest in research and development in order to constantly improve the speed, accuracy and comprehensiveness of our online platform. If we fail to keep on improving our travel products and services and platform at a competitive pace, we may lose customers to our competitors and may not attract new customers. In addition to packaged tours, we provide other travel-related services, such as sales of tourist attraction tickets and visa processing services. We intend to further broaden our product selection by extending our coverage of departing cities and travel destinations as well as offering more departure time selections. If we fail to continue to source quality travel products and services tailored to accommodate our customers’ changing needs and preferences, we may not be able to sell additional products and services to our current customers, retain our current customers or attract new customers, and our business, financial condition and results of operations will be materially and adversely affected.

Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

Our business is significantly affected by the overall size of our customer base, which in turn is determined by, among other factors, their experience with our customer services. As such, the quality of customer services is critical to retaining our existing customers and attracting new customers. If we fail to provide quality customer services, our customers may be less inclined to book travel products and services with us or recommend us to new customers, and may switch to our competitors. Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.

Our ability to ensure satisfactory customer experience in a large part depends on our travel suppliers to provide high-quality travel products and services. Our reputation and brand will be negatively affected if our travel suppliers fail to provide quality travel products and services.

The actions we take to monitor and enhance the performance of our travel suppliers may be inadequate in timely discovering quality issues. There have been customer complaints and litigation against us due to our travel suppliers’ failure to provide satisfactory travel products or services. If our customers are dissatisfied with the travel products and services provided, they may reduce their use of, or completely forgo, our online platform, and may even demand refunds of their payments to us or claim compensation from us for the damages suffered as a result of our travel suppliers’ performance or misconduct, which could materially and adversely affect our business, financial condition and results of operations.

We have incurred losses in the past and will likely incur losses in the future.

We have incurred net losses historically and will likely incur losses in the future as we grow our business. We had a net loss of RMB91.9 million, RMB107.2 million, RMB79.6 million and RMB447.9 million (US$72.2 million) in 2011, 2012, 2013 and 2014, respectively. Our historical net losses were partially attributable to our spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. We expect that we will continue to incur significant expenses to further grow our business, which will affect our profitability and cash flow from operations in the future.

In addition, our ability to achieve profitability is affected by various factors that are beyond our control. For example, our revenues and profitability depend on the continual development of the online leisure travel industry in China and consumers’ preference to make travel bookings online. We cannot assure you that making travel bookings online will become more widely accepted in China or that consumers will increase their spending on online leisure travel booking. Factors negatively affecting our travel suppliers’ profitability will in turn adversely affect our financial condition and results of operations.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected and we will likely continue to incur net loss in the near future.

We face intense competition and may not be able to compete successfully against existing and new competitors.

We operate in China’s highly competitive travel industry. We compete with not only other online travel companies, but also traditional travel service providers and tour operators, airlines and hotels and large, established Internet search engines. See “Item 4.B. Information on the Company—Business Overview—Competition.” Some of our current and potential competitors may have greater financial, marketing and other resources than we do. In addition, some of our competitors may be acquired by, receive investments from or enter into strategic relationships with larger, well-established and well-financed companies or investors. Furthermore, our business model causes us to maintain a cooperative-competitive relationship with some of our competitors, especially tour operators, as they are also our travel suppliers.

Many of our competitors have launched, and may continue to launch, aggressive advertising campaigns, special promotions and other marketing activities to promote their brands, acquire new customers or increase their market shares. In response, we have started to take and may continue to take similar measures and as a result will incur significant expenses, which could increase our net loss. We cannot assure you that we will be able to successfully compete against existing or new competitors. If we are not able to compete successfully, we may lose our market share and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to enhance our brand recognition, we may face difficulty in retaining existing and attracting new customers and travel suppliers and our business may be harmed.

Recognition and reputation of our “Tuniu” brand among our targeted customers and travel suppliers have contributed significantly to our growth. We have made continual investments in enhancing awareness of our brand among customers and travel suppliers since our inception. Our brand recognition and reputation also depend on our ability to provide high-quality customer services, address customer needs and handle customer complaints properly, maintain our relationships with travel suppliers and provide a user-friendly online platform. See “—Risks Related to Our Business and Industry—Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations”, “—Risks Related to Our Business and Industry—If we are unable to maintain existing relationships with our travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer” and “—Risks Related to Our Business and Industry—The proper functioning of our online platform, including our web and mobile platforms, and management systems is essential to our business. Any failure to maintain their satisfactory performance will materially and adversely affect our business, reputation, financial condition and results of operations.” Failure to maintain the strength of our brand could reduce the number of customers and deteriorate our relationships with travel suppliers.

In addition, some of our competitors have well-established brands in the travel industry, and may have more financial and other resources to advertise and promote their brands. Therefore, we intend to incur more advertising and marketing expenditures and use other resources to maintain and increase our brand recognition. Our marketing costs may also increase as a result of inflation in media pricing in China, including costs for purchasing search engine keywords and placing online and offline advertisements. If we fail to cost-effectively maintain and increase our brand recognition, our financial condition and results of operations may be materially and adversely affected.

We are exposed to proceedings or claims arising from travel-related accidents or customer misconduct during their travels, the occurrence of which may be beyond our control.

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers’ claims arising from or relating to travel-related accidents. As we enter into contracts with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of our travel suppliers or other service providers, over which we have no or limited control. See also “—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.” We maintain insurance coverage for our liabilities as a travel company, and are indemnified by the liable travel suppliers for the damages claimed by our customers. However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customers’ misconduct during their travels, over which we have no or limited control. Such accidents and misconduct, even if not resulting from our or our travel suppliers’ negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

The proper functioning of our online platform, including our web and mobile platforms, and management systems is essential to our business. Any failure to maintain their satisfactory performance will materially and adversely affect our business, reputation, financial condition and results of operations.

Availability, satisfactory performance and reliability of our online platform, including our web and mobile platforms, are critical to our ability to attract and retain customers and provide quality travel products and services to our customers. Any unavailability or slowdown of our online platforms would reduce the number of our customers and our customers’ travel bookings. Some telecommunications carriers have system constraints that can affect our customer experience. For example, if a large number of customers use the same telecommunications carrier at the same time for services requiring a large amount of data transmission, the customers could experience reduced speed or other technical issues due to the carrier’s capacity constraints, over which we have no control. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins or other potential disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and process customer queries or bookings. We may also experience interruptions caused by reasons beyond our control such as power outages. Unexpected interruptions could damage our reputation and result in a material decrease in our revenues. In addition, our online platform may contain undetected errors or “bugs” that could adversely affect their performance.

In fourth quarter of 2014, the number of orders placed through our mobile platform accounted for approximately 45% of total orders placed through our online platform and average daily unique visitors on our mobile platform accounted for approximately 65% of the average daily unique visitors on our online platform. As a result, our mobile platform serves as an important and integral part of our customers’ research on travel-related information. The lower functionality, speed and memory generally associated with mobile devices may make it more difficult for our customers to fully access our mobile platform, and we may fail to attract and retain a significant portion of the growing number of customers who search for and book travel products and services through mobile devices. We may also experience difficulties monetizing customer traffic to our mobile platform.

In addition, we rely significantly on our proprietary N-Booking system and other management systems to facilitate and process transactions. We may in the future experience system interruptions that prevent us from efficiently fulfilling bookings or providing services and support to our customers or travel suppliers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our services to our customers or travel suppliers. If we were to experience frequent or persistent system failures, our reputation and brand would be harmed.

If we are unable to maintain existing relationships with our travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer.

Our business is dependent on our ability to maintain our relationships and arrangements with existing travel suppliers. For most of our suppliers, we do not prohibit our travel suppliers from developing business relationships with our competitors or selling, through their direct sales, travel products that are the same as or similar to those they supply to us. If we are unable to maintain satisfactory relationships with our existing travel suppliers, or if our travel suppliers establish similar or more favorable relationships with our competitors, or if our travel suppliers increase their competition with us through their direct sales, we may not have the necessary supply to meet the needs of our customers, or we may not obtain it at satisfactory rates. We do not enter into any long-term agreements with our travel suppliers. We cannot assure you that our travel suppliers will renew our agreements in the future on favorable terms or terms similar to those we currently have agreed. Our travel suppliers may increase the prices that they charge us or the deposits that they require from us. As a result, the amount, pricing and breadth of travel products and services that we are able to offer may be reduced and our business and results of operations could be materially and adversely affected.

Furthermore, in order to grow our business, we will need to develop relationships with new travel suppliers of good quality. We cannot assure you that we will be able to identify appropriate travel suppliers or enter into arrangements with those travel suppliers on favorable terms or at all. Any failure to do so could harm the growth of our business and adversely affect our financial condition and results of operations.

We may suffer losses if we are unable to predict the amount of travel products we will need to purchase in advance.

For peak seasons and for certain tours and destinations, we have made commitments with a number of travel suppliers to purchase packaged tours, hotel rooms and air tickets before selling them to our customers and thereby incur inventory risk. If we are unable to accurately predict demand for the packaged tours, hotel rooms and air tickets that we are committed to purchase and which are nonrefundable, we would be responsible for bearing the cost of the travel products we are unable to sell, and our financial condition and results of operations would be adversely affected.

We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

We have experienced a period of rapid growth and expansion, including our recent rapid expansion in lower tier cities in China. Such growth and expansion has placed, and will continue to place, significant strain on our management and resources. We cannot assure you that this level of significant growth and expansion will be sustainable or achieved at all in the future. We believe that our continued growth and expansion will depend on our ability to provide competitive travel products and services, attract new customers, continue developing travel products and services and innovative technologies in response to customer demand and preferences, increase brand awareness through marketing and promotional activities, expand into new market segments, and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above.

To manage our growth and expansion, and to achieve profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our N-Booking system and other management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with our travel suppliers and customers. All of these objectives entail risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion has required us to operate in new cities in China, including a number of small cities in China, where we may have difficulty in adjusting to local market demands and regulatory requirements. We cannot assure you that we will be able to effectively manage our growth and expansion or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

Our quarterly results are likely to fluctuate because of seasonality in the leisure travel industry in China.

Our business experiences fluctuations, reflecting seasonal variations in demand for leisure travel services. Sales of leisure travel products and services will increase in respect of holiday periods and decrease in respect of off-peak times, while prices of leisure travel products and services are subject to fluctuation between peak seasons and low seasons. For example, the third quarter of each year generally contributes the highest percentage of our annual revenues, because many of our customers tend to travel during summer holidays in July and August. Consequently, our results of operations may fluctuate from quarter to quarter. Our rapid growth has tended to mask the seasonality of our business. As our growth rate slows, the seasonality in our business will become more pronounced and cause our operating results to fluctuate.

If we are unable to identify, attract, hire, train and retain key individuals and highly skilled employees, our business may be adversely affected

Our future performance depends on the continued service of our senior management, in particular, Mr. Dunde Yu, our co-founder, chairman and chief executive officer, and Mr. Haifeng Yan, our co-founder, director and chief operating officer. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. There is no assurance that we can continue to retain their services and there can be no assurance that they will not compete against us.

If our business continues to expand, we will need to hire additional employees, including supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our online platform and customer service personnel to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, our customers may not have satisfactory experiences with us and may turn to our competitors, which may adversely affect our business and results of operations.

We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. For details, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”  Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation. In addition, our online platform contains information about our travel products and services, vacation destinations and other travel-related topics. It is possible that our customers would take action against us in the event that any content accessible on our online platform were to contain errors or false or misleading information.

We may be subject to detrimental adverse publicity, malicious allegations or other conduct by people or entities, which could harm our reputation, adversely affect our business and the trading price of our ADSs.

We have been, and in the future may be, the target of adverse publicity, malicious allegations or other detrimental conduct by people or entities. Such allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any website by anyone on an anonymous basis. We may be required to spend significant time and incur substantial costs in response to such allegations or other detrimental conduct, and there is no assurance that we will be able to conclusively refute each of them within a reasonable period of time, or at all. Our reputation may be harmed as a result of the public dissemination of malicious allegations about our personnel, business, operations, accounting, prospects or business ethics, which in turn could adversely affect our business and the trading price of our ADSs.

We have limited experience and operating history in developing and providing new products and services, which may negatively affect our business, financial condition and results of operations.

As part of our growth strategy, we intend to develop and offer new travel products and services to satisfy the evolving needs of our customers. For example, in April 2014, we launched a category of flash sales on our online platform whereby we periodically offer deeply discounted deals to different package tours offered by our suppliers. We have limited experience and operating history in developing and operating these new services. These and other new products and services we may offer in the future present operating and marketing challenges that are different from those we currently encounter. In addition, the market for our new travel products and services may be highly competitive. If we fail to successfully develop and offer our new travel products and services in an increasingly competitive market, we may not be able to capture the growth opportunities associated with them or recover the development and marketing costs, and our future results of operations and growth strategies could be adversely affected.

If the fragmented travel industry in China becomes consolidated, our business, financial condition and results of operations may be adversely affected.

China’s enormous size and population, imbalanced economic development and differences in consumer behavior across the country have created a highly fragmented and diverse travel industry. In recent years, customers have been shifting from highly fragmented traditional offline travel companies to travel websites for a wider product selection and greater convenience. If, however, traditional tour operators form alliances, or merge or consolidate among themselves, or if one of our travel suppliers is acquired by another company with which we do not have a relationship, we may not be able to maintain our strength in offering a wider selection of travel products and services as compared to traditional travel companies, and our business, financial condition and results of operations may be adversely affected.

The Tourism Law may reduce the demand of organized tours and materially and adversely affect our business and results of operations.

On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the Tourism Law, which became effective as of October 1, 2013. The Tourism Law imposes more stringent restrictions on tour operators. Pursuant to the Tourism Law, tour operators are prohibited from arranging compulsory shopping or other activities which charge additional fees on top of the contract prices that the tourist has already paid, unless it is agreed upon by both parties through consultation or requested by the tourist and does not affect the itinerary of other tourists. See “Item 4.B. Information on the Company—PRC Regulation—Regulations on Travel Companies.” If our travel suppliers fail to comply with these restrictions, our reputation and brand may be negatively affected. In addition, as a result of the Tourism Law, the commissions or rebates that tour operators receive from shopping establishments have declined and organized tour prices have risen, which may reduce the demand for organized tours in the short term and may continue to reduce the demand for organized tours in the future. If customers cannot adapt to the increased organized tour prices, our business and results of operations will be materially and adversely affected.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our intellectual property as critical to our success. We rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others, to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as that in the United States. Unauthorized use or other misappropriation of our technologies would enable third parties to benefit from our technologies without paying us, or enable our competitors to offer travel products and services that are comparable to or better than ours. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention. If we are not successful in protecting our intellectual property, our business, financial condition and results of operations may be materially and adversely affected.

Claims by third parties that we infringe on their intellectual property rights could lead to government administrative actions and result in significant costs and have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon copyrights or other intellectual property rights held by third parties. We have been in the past, and may be from time to time in the future, subject to legal proceedings, claims or government administrative actions relating to alleged infringement on copyrights or other intellectual property rights held by third parties in relation to the content on our online platform or intellectual property rights otherwise used in our operation. For example, our website may be found to contain pictures that infringe on copyrights of third parties or hotel reviews that are third parties’ proprietary information. In addition, some of the software that we are currently using in our business may infringe on third parties’ copyrights. If we are found to have infringed on the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, regardless of whether we successfully defend against such claims, we could suffer negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, financial condition and results of operations.

In addition, user-generated content on our online platform may contain or provide links to information that infringes on the copyrights or other intellectual property rights of third parties or violates applicable rules or regulations in relation to censorship, or we may use the user-generated content in a way that infringes on the rights of the users or third parties. Any claims, with or without merit, could be time-consuming to defend, result in litigation and divert management’s attention and resources.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of the PRC, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which domestic users can connect to the Internet. We rely on a limited number of telecommunications service providers, primarily China Telecom and China Unicorn, to provide us with data communications capacity. We, our customers or travel suppliers, may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, the number of Internet users may decline and our business may be harmed. Moreover, if we are not able to renew services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers on commercially reasonable terms or at all, the quality and stability of our online platform may be adversely affected.

We are subject to payment-related risks.

We enable our customers to make payments through our website by working with various third-party online payment processing service providers. As we rely on third parties to provide payment processing services, including processing payments made with credit cards and debit cards, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We may be subject to human error, fraud and other illegal activities in connection with third-party online payment services. If our data security systems are breached or compromised, we may lose our ability to accept credit and debit card payments from our customers, and we may be subject to claims for damages from our customers and third parties, all of which could adversely and materially affect our reputation as well as our results of operations.

If we fail to adopt new technologies or adapt our website online platform and management systems to changing user requirements, increasing traffic or emerging industry standards, our business may be materially and adversely affected.

The online travel industry is subject to rapid technological changes. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online platform. The online travel industry is also characterized by rapid technological evolution and changes in customer requirements and preferences. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business and respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner. The development of our online platform and other proprietary technology entails significant technical and business risks. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our infrastructure. We may not be able to use new technologies effectively or adapt our online platform, proprietary technologies and operating systems to the requirements of our customers and travel suppliers or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner to changing market conditions or user requirements, whether for technical, legal, financial, or other reasons, our business may be materially and adversely affected.

Our business may be harmed if we are unable to upgrade our systems and infrastructure quickly enough to accommodate increasing traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technologies with our existing systems. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer experience, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial and operating information. These factors could cause us to lose customers. Additionally, we will continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and any new technologies or infrastructures may not be fully integrated with our existing systems on a timely basis, or at all. If our existing or future technology infrastructure does not function properly, it could cause system disruptions and slow response times that affect data transmission, which in turn could materially and adversely affect our business.

We are exposed to risks associated with online security.

The secure transmission of confidential information over the Internet is essential in maintaining customer confidence in us. We conduct a significant portion of our transactions through our website. We utilize digital certificates to help us conduct secure communications and transactions. In addition, sensitive customer information, such as password and payment information, is stored with encryption, and our data servers are secured with firewalls. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. Our security measures may not be sufficient to prevent security breaches.

Our use of open source software could adversely affect our ability to offer our products and services and subject us to possible litigation.

We use open source software in connection with our development of technology infrastructure. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming noncompliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop travel products and services that are similar to or better than ours.

We may not be successful in pursuing strategic alliances and acquisitions, and future alliances and acquisitions may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic alliances and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify and successfully execute suitable acquisition opportunities and alliances. Any future acquisitions, investments, and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements, including risks associated with unforeseen or hidden liabilities, diversion of management resources and costs of integrating acquired businesses, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potentially significant loss of investments. Any acquisitions we pursue could also create difficulties with integrating the technology of acquired businesses with our existing technology, and employees of acquired businesses into the various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Should we fail to integrate acquired companies efficiently, our earnings, revenues, gross margins, operating margins and business operations could be negatively affected. Furthermore, acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products and services in which the acquired companies specialize and the loss of key personnel and customer accounts. Any alliances we pursue could also subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may also have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

We may not be able to identify suitable future acquisition or investment candidates or alliance partners. Moreover, there is no assurance that such alliances or acquisitions will achieve our intended objectives or benefits. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, investments or alliances, we may not be able to implement our strategies effectively or efficiently, and our overall profitability and growth plans may be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2011, 2012, 2013 and 2014, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of US GAAP and the SEC, reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. Following the identification of the material weakness, we have taken extensive measures and plan to continue to take all necessary measures to remedy the material weakness. For details of these remediation efforts, see “Item 15. Controls and Procedures.” However, although we have carried out measures to address the material weakness in our internal control over financial reporting, the implementation of these measures may not fully address the material weakness, and we cannot conclude that the material weakness has been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other material weakness or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. If we fail to remedy any material weaknesses or significant deficiencies identified, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.  We will need to incur additional costs and use management and other resources in order to comply with Section 404.  In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited business insurance coverage in China.

Insurance companies in China offer limited business insurance products. Business disruption insurance is available to a limited extent in China, but we have determined that the risks of disruption, the cost of such insurance and the difficulties associated with acquiring such insurance make it commercially impractical for us to have such insurance. We maintain insurance coverage for travel company liabilities, but we do not maintain insurance coverage for business disruptions and would have to bear the costs and expenses associated with any such events out of our own resources.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months, we may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have granted share options, unvested restricted shares and restricted share units, and may grant share options and other share-based awards in the future, which may materially increase our net loss.

We adopted an incentive compensation plan in 2008, or the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted a separate incentive compensation plan in 2014, or the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.” As of March 31, 2015, there were options to acquire 14,427,005 ordinary shares issued and outstanding under the 2008 Plan, and options to acquire 9,701,000 ordinary shares and 210,000 restricted shares issued and outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

Risks Related to Our Corporate Structure

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform.

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interest in any entity conducting value-added telecommunications business. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology in July 2006, or the MIIT Circular, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain business operating licenses for Internet content provision, or an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. Due to a lack of interpretation from the MIIT, it is unclear what impact the MIIT Circular will have on us or other PRC Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours. Nanjing Tuniu holds our ICP licenses, and owns the domain name used in our value-added telecommunications business. Nanjing Tuniu is also the owner of all registered trademarks used in our value-added telecommunications business and is the applicant of all the applications for trademark registration we have made.

We are a Cayman Islands company and our wholly owned PRC subsidiary, Beijing Tuniu Technology Co., Ltd., or Beijing Tuniu, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Beijing Tuniu, Nanjing Tuniu Technology Co., Ltd., or Nanjing Tuniu, and the shareholders of Nanjing Tuniu. As a result of these contractual arrangements, we exert control over Nanjing Tuniu and its subsidiaries and consolidate their results of operations in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

In the opinion of our PRC counsel, Jun He Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, each of the shareholders’ voting rights agreement, powers of attorney, equity interest pledge agreement and purchase option agreement entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, and the cooperation agreement between Beijing Tuniu and Nanjing Tuniu, which establish our contractual arrangement with Nanjing Tuniu and its shareholders, and, except as otherwise disclosed in this annual report, our business operations are not in violation of existing PRC laws, rules and regulations. However, we are advised by our PRC counsel, Jun He Law Offices, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above.

In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing regulating the use of variable interest entity structures, such as ours, in industry sectors subject to foreign investment restrictions in China and overseas listings by China-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If our ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated affiliated entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our earlier  initial public offering and the related concurrent private placement as well as our subsequent private placement in December 2014 to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOC, published a discussion draft of its proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity established in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, shareholders’ meetings or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Under the draft law, once an entity is determined to be a FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date, in the event that the FIE is engaged in an industry listed on the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOC, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the forced closure of our online platform” and “Item 4.C. Information on the Company—Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed FIEs, if they are ultimately “controlled” by foreign investors. Therefore, there is a risk that, for any company which invests in an industry category that is on the “negative list” using a VIE structure established after the Foreign Investment Law takes effect  the VIE structure would be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then there is the risk that the variable interest entities will be treated as FIEs and any operation in industry categories on the “negative list” without market entry clearance would possibly be considered as illegal. But as for investments in industry categories contained in the negative list through VIE structures established before the Foreign Investment Law takes effect, there is no specific clause in the draft Foreign Investment Law specifying how these investments will be treated. In accordance with an explanation on the draft Foreign Investment Law issued concurrently by the MOC, the MOC will continue to further research this matter and will put forward disposition suggestions after soliciting public comment. The MOC solicited comments on the draft Foreign Investment Law and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. Moreover, it is uncertain whether the value-added telecommunications and travel industries in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued by the State Council. If a final version of the Foreign Investment Law and the “negative list” are promulgated and mandate further actions, such as MOC market entry clearance, to be completed by companies like us, with existing VIE structures, we face uncertainties as to whether such clearance can be timely obtained, or at all. Any such development could materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.  In the event that a final version of the Foreign Investment Law is enacted, we will conduct a full analysis of our corporate structure, corporate governance and business operations to assess our conformity with the requirements set forth therein.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practices and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liability.

We rely on contractual arrangements with Nanjing Tuniu and its shareholders for the operation of our business, which may not be as effective as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. If we are unable to maintain effective control we would not be able to continue to consolidate the financial results of our consolidated affiliated entities with our financial results.

Although we have been advised by our PRC counsel, Jun He Law Offices, that our contractual arrangements with Nanjing Tuniu and its shareholders did not, does not and will not result in any violation of current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under contract law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Nanjing Tuniu refuse to transfer their equity interests in Nanjing Tuniu to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Furthermore, while the company chops of Nanjing Tuniu are held by its legal and accounting departments, our ability to ensure its performance under the contractual agreements may be limited if we are unable to secure control of the company chops in the event of a dispute with its management or shareholders, as many official documents require affixation of company chops to become fully effective. If we were the controlling shareholder of Nanjing Tuniu with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding how our contractual arrangements would be interpreted under PRC law and the ultimate outcome of the resolution of disputes in relation to such contractual arrangements, should arbitration become necessary. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC laws, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Nanjing Tuniu and its shareholders, and our ability to conduct our business may be negatively affected. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities with our financial results.

The shareholders of Nanjing Tuniu may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of Nanjing Tuniu. The equity interests of Nanjing Tuniu are held by Messrs. Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang. The interests of these individuals as the shareholders of Nanjing Tuniu may differ from the interests of our company as a whole. These shareholders may breach, or cause Nanjing Tuniu to breach, the existing contractual arrangements we have with them and Nanjing Tuniu, which would have a material and adverse effect on our ability to effectively control Nanjing Tuniu. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request them to transfer all of their equity interests in Nanjing Tuniu to a PRC entity or individual designated by us, to the extent permitted by PRC laws. We rely on Messrs. Dunde Yu and Haifeng Yan, who are our founders, directors and beneficial owners, Messrs. Tong Wang, Jiping Wang, Xin Wen and Yongquan Tan, who are our beneficial owners and Mr. Haifeng Wang, who is an employee of one of our shareholders, to abide by the PRC law. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Nanjing Tuniu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with Nanjing Tuniu and its shareholders may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially increase our consolidated net loss and reduce the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu do not represent an arm’s-length price and adjust Nanjing Tuniu’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Nanjing Tuniu, which could in turn increase its tax liabilities without reducing our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to Nanjing Tuniu for under-paid taxes. Our consolidated net loss may be increased if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

If Nanjing Tuniu becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license and operate our business through contractual arrangements with Nanjing Tuniu as well as its shareholders. As part of these arrangements, Nanjing Tuniu holds assets that are important to the operation of our business.

We do not have priority pledges and liens against Nanjing Tuniu’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Nanjing Tuniu undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Nanjing Tuniu’s assets. If Nanjing Tuniu liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Nanjing Tuniu to Beijing Tuniu under the cooperation agreement between them. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Nanjing Tuniu through carefully designed budgetary and internal controls to ensure that Nanjing Tuniu is well capitalized and is highly unlikely to trigger any third party monetary claims in excess of its assets and cash resources. Furthermore, Beijing Tuniu has the ability, if necessary, to provide financial support to Nanjing Tuniu to avoid such an involuntary liquidation.

If the shareholders of Nanjing Tuniu were to attempt to voluntarily liquidate Nanjing Tuniu without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Nanjing Tuniu’s shareholders to transfer all of their equity interests to a PRC entity or individual designated by us in accordance with the purchase option agreement with the shareholders of Nanjing Tuniu, to the extent permitted by PRC laws. In the event that the shareholders of Nanjing Tuniu initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of Nanjing Tuniu without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such legal proceeding may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceeding would be uncertain.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries and consolidated affiliated entities are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Our business operations are based in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions or government policies in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and may slow down in the future. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our financial condition and results of operations. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

The PRC government regulates travel and other related industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

We are required to obtain applicable permits or approvals from regulatory authorities to conduct our business activities. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation.” If we fail to obtain or maintain any of the required permits or approvals in the future, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, or the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, which was issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that Tuniu Corporation meets all of the conditions above and thus we do not believe that it is a PRC resident enterprise, despite the fact that all of the members of our management team as well as the management team of Tuniu (HK) Limited are located in China. However, if the PRC tax authorities determine that it is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or PRC enterprise group and treated as PRC resident enterprises for PRC enterprise income tax purposes.

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and our investors’ jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. It is also unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-PRC resident investors, the value of the investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued SAT Circular 59 in April 2009, and the SAT issued SAT Circular 698 in December 2009. Both SAT Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

According to SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate of less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income resulting from the transaction. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

On March 28, 2011, the SAT released SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to SAT Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax rate” refers to the effective tax rate on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

There is little guidance as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. If any of the previous investments by non-PRC resident investors in our company were determined by the tax authorities to lack reasonable commercial purpose, it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-PRC resident investors were involved and would request our PRC subsidiaries to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance, they could be disregarded by the PRC tax authorities. As a result, we and our non-PRC resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we and our non-PRC resident investors should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or the non-PRC resident investors’ investments in us.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under SAT Circular 59 and SAT Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although we currently have no confirmed plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under SAT Circular 59 or SAT Circular 698, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The SAT further released its Bulletin on Several Issues Concerning Enterprise Income Taxation on Income Arising from the Indirect Transfers of Property by Non-resident Enterprises (“SAT Bulletin [2015] No. 7” or “Bulletin 7”), which became effective on February 3, 2015. Bulletin 7 repealed the relevant Indirect Transfer provisions contained in Circular 698 and set forth more detailed rules for the tax treatment of Indirect Transfers of equity interests in PRC resident enterprises and other assets situated in China.  Bulletin 7 abolished the previous mandatory reporting requirement for Indirect Transfers under Circular 698, and provides that the parties to an Indirect Transfer transaction have the option to decide whether to report the Indirect Transfer to the competent tax authorities. Applying a “substance over form” principle, when a non-resident enterprise structures an Indirect Transfer of an equity interest in a PRC resident enterprise or other assets situated in China to avoid taxation under the EIT through arrangements lacking reasonable commercial purposes, the Indirect Transfer will be re-characterized as a direct transfer.  As a result, any gains derived from the Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Bulletin 7 provides de facto safe harbor treatment for situations in which a non-resident enterprise buys and then sells shares, in the public securities markets, of a overseas-listed company that holds an equity interest in a PRC resident enterprise, and thereby realizes a capital gain. However, in order for the safe harbor treatment to apply, both the purchase and sale must be conducted on the public securities markets so as to preclude market manipulation, and the equity interests purchased and sold must be those in the same enterprise. When shares sold in the public securities markets were obtained before such shares were listed on a public securities market or were not purchased through a public securities market, or when shares were purchased on a public market but are to be sold through non-public markets, the safe harbor would not apply. There is uncertainty as to the interpretation and application of SAT Circular 698 and Bulletin 7; we and our non-PRC resident investors may be at risk of being taxed under SAT Circular 698 and Bulletin 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Bulletin 7 or to establish that we should not be taxed under SAT Circular 698 and Bulletin 7.

PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective in September 2006 that are commonly referred to as the M&A Rules, which were amended on June 22, 2009, with such amendments becoming effective as of the same date. See “PRC Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC laws.

The PRC State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE in October, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, with assets or equity interests of onshore companies or offshore assets or interests held by the PRC residents, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increases or decreases in capital contributed by PRC residents, transfers or exchanges of shares, mergers, divisions, or other material changes. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements.

If our shareholders or beneficial owners who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities for our PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (1) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (2) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

SAFE Circular 37 provides that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC. We have requested all of our known current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of SAFE Circular 37 and other related rules, and urged relevant shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. As SAFE Circular 37 was recently promulgated, our known shareholders and beneficial owners who are PRC residents are still consulting with local SAFE branches about applicable procedures to amend their SAFE registrations to reflect the changes as a result of our initial public offering. We would expect these shareholders to also amend their registrations after completion of our earlier initial public offering as required by PRC laws. However, we cannot assure you that they did successfully amend their foreign exchange registrations with the local SAFE branch in compliance with applicable laws after our initial public offering. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot compel our beneficial owners to comply with the requirements of SAFE Circular 37.  As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with and will in the future comply with our requests to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular 37 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, SAFE Circular 37 was recently promulgated and it is unclear how this circular and any future regulation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Employee Stock Option Plans.”

We and our PRC employees who have been granted share options are subject to these regulations and Beijing Tuniu as an agent has registered with the Beijing Branch of SAFE in connection with the 2008 Plan and the 2014 Plan. We have advised our employees and directors participating in our share incentive plans to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that the share option holders can successfully register with SAFE in full compliance with the Stock Option Rules for material changes of the granted share options. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, including our initial public offering, to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our earlier initial public offering and concurrent private placement as well as our subsequent private placement in December 2014, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds  to fund our existing PRC subsidiaries only through loans or capital contributions or to establish new PRC subsidiaries, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries or establishment of new PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. If we convert the net proceeds we receive from our earlier initial public offering and the concurrent private placement as well as our subsequent private placement into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds for general corporate purposes will be within the business scopes of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Furthermore, SAFE promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. SAFE Circular 142 and SAFE Circular 45 may significantly limit our ability to use Renminbi converted from the net proceeds of our earlier financing activities to fund establishment of new PRC subsidiaries by Beijing Tuniu or Tuniu (Nanjing) Information Technology Co., Ltd. to invest in or acquire any other PRC companies, or to establish new PRC consolidated affiliated entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu in a manner that would materially and adversely affect Beijing Tuniu’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of Nanjing Tuniu to make payments to us may restrict our ability to satisfy our liquidity requirements.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiary.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tuniu (HK) Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries, if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated SAT Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and that “substance over form” principles will be used to determine beneficial ownership for purposes of receiving tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our PRC subsidiaries, Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., are currently wholly owned by our Hong Kong subsidiary, Tuniu (HK) Limited, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty. If Tuniu (HK) Limited is not recognized as the beneficial owner of the dividends paid to it by Beijing Tuniu or Tuniu (Nanjing) Information Technology Co., Ltd., such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes or surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementation Rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the relevant tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Nanjing Tuniu obtained its HNTE certificate in 2010 with a valid period of three years and successfully renewed such certificate in December 2013 for additional three years. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2013 to 2015 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. If Nanjing Tuniu fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. Preferential tax treatments and financial subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or financial subsidies or imposition of any additional taxes or surcharges could adversely affect our financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

We generate all of our revenues and incur substantially all of our expenses in Renminbi, and substantially all of our sales and supply contracts are denominated in Renminbi. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect the relative purchasing power in Renminbi terms of our U.S. dollar assets and the proceeds received from our earlier initial public offering, related concurrent private placement and our subsequent private placement which took place in December 2014. As the functional currency for our PRC subsidiaries and affiliated PRC entities is Renminbi, fluctuations in the exchange rates may also cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government modified its decade-old policy of strictly pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates to achieve policy goals. During the period between July 2008 and June 2010, the exchange rates between the Renminbi and the U.S. dollar was been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has slowly appreciated against the U.S. dollar, although there have been periods recently when the U.S. dollar appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert the U.S. dollars we received from our initial public offering into Renminbi to pay our operating expenses, any appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the amount of the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The approval of the China Securities Regulatory Commission may have been required in connection with our earlier initial public offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

Six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was subsequently amended. The M&A Rules, among other things, require offshore special purpose vehicles controlled by PRC companies or individuals formed for the purpose of an overseas listing of such PRC companies’ or individuals’ interests in PRC domestic companies to obtain the CSRC’s approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC counsel, Jun He Law Offices, has advised us that, based on its understanding of the current PRC laws, rules and regulations, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the NASDAQ Global Market, because:

•                  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this regulation;

•                  our wholly owned PRC subsidiaries were established by means of foreign direct investment, rather than through a merger or acquisition of domestic companies, as defined under the M&A Rules; and

•                  there is no provision in the M&A Rules that explicitly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

There is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC’s approval for our initial public offering. These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from our initial public offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online business.

Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely acceptable to consumers in China as in the United States and other developed countries. The lack of wide acceptance of online payment systems and concerns regarding the adequacy of system security may limit the number of online commercial transactions that we can service. If online payment services and their security capabilities are not significantly enhanced, our ability to grow our online business may be limited.

The Internet market has not been proven as an effective commercial medium in China. The Internet penetration rate in China is lower than those in the United States and other developed countries. Our future results of operations from online business will depend substantially upon the increased use and acceptance of the Internet for distribution of products and services and facilitation of commerce in China.

The Internet may not become a viable commercial medium in China for various reasons in the foreseeable future. More salient impediments to Internet development in China include:

•                  consumer dependence on traditional means of commerce;

•                  inexperience with the Internet as a sales and distribution channel;

•                  inadequate development of the necessary infrastructure;

•                  concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business and settling payment over the Internet;

•                  inexperience with credit card usage or with other means of electronic payment; and

•                  limited use of personal computers.

If the Internet is not widely accepted as a medium for online commerce in China, our ability to grow our online business would be impeded.

Implementation of laws and regulations relating to data privacy in China could adversely affect our business.

Certain data and services collected, provided or used by us or provided to and used by us are currently subject to regulation in certain jurisdictions, including China. The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such basic rights, and the PRC Contract Law prohibits contracting parties from disclosing or misusing the trade secrets of the other party. Further, companies or their employees who illegally trade or disclose customer data may face criminal charges. Although the definition and scope of “privacy” and “trade secret” remain relatively ambiguous under PRC laws, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to national and local regulations that could increase our expenses.

In December 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information services providers, publish the Internet information services providers standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet information services providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and results of operations.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

The PRC government has adopted regulations governing Internet access and the distribution of information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these regulations may result in the revocation of licenses to provide Internet content and other licenses, the closure of the concerned websites. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Information Security and Censorship.” We have a team dedicated to screening and monitoring content published on our online platform and removing prohibited content. However, we may have difficulty identifying and removing all illegal content displayed on or linked to our website, which could expose us to the penalties described above.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy of China has been experiencing increases in inflation and labor costs in recent years. As a result, the average wage in the PRC are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be materially and adversely affected.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office use in the PRC. Our leasehold interests in a number of these leased properties may be defective as a result of the lessors’ lack of proper title or right to lease. As a result, we cannot assure you that our leasehold interests will not be challenged. In addition, we have not registered the vast majority of our lease agreements with the relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not subject to any actions, claims or investigations pending or threatened in writing by government authorities or third parties with respect to defects in our leased properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interests and may be ordered to vacate the affected premises, which could materially and adversely affect our business and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. From the time our ADSs became listed on NASDAQ on May 9, 2014 through April 16, 2015, the trading price of our ADSs has ranged from US$10.07 to US$24.00 per ADS, and the last reported trading price on April 16, 2015 was US$14.97 per ADS. The prices of our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading prices of our ADSs may also be affected by changes in the U.S. stock markets in general.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

•                  variations in our revenues, net income and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•                  announcements of new products, services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                  potential litigation or regulatory investigations; and

•                  fluctuations in market prices for our products or services.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that securities or industry analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, or publish unfavorable research about us, the market price for our ADSs would likely decline. Failure to meet expectations driven by analyst research or reports, even by aggressive research or reports, may cause the market price of our ADSs to decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 55.0% of our outstanding ordinary shares as of March 31, 2015, representing 92.4% of our total voting power. Currently, our directors and officers beneficially own an aggregate of 63.6% of our outstanding shares representing 87.3% of our total voting power. A party’s beneficial ownership takes into account shares that such party has the right to acquire within 60 days of March 31, 2015.

As a result of the dual class share structure and the concentration of ownership, holders of our Class B ordinary shares have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. For more information regarding our principal shareholders and their affiliated entities, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.”

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and any applicable lock-up agreements. As of March 31, 2015 there were a total of 12,894,989 ADSs (equivalent to 38,684,967  Class A ordinary shares) outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a “passive foreign investment company,” or PFIC, for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Nanjing Tuniu and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of Nanjing Tuniu and its subsidiaries for United States federal income tax purposes, and based upon our current income and assets and the value of our ADSs and ordinary shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•                  to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•                  to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2013 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Our current operations are based in China. In addition, some of our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

Holders of our ADSs are only able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of our ADSs must vote by giving voting instructions to the depositary. Upon receipt of those voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with those instructions. Holders of our ADSs are not able to directly exercise their right to vote with respect to the underlying shares unless they withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 14 calendar days. When a general meeting is convened, holders of our ADSs may not receive sufficient advance notice to withdraw the shares underlying their ADSs to allow them to vote with respect to any specific matter. If we ask for instructions from the holders of our ADSs, the depositary will notify the holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions. This means that holders of our ADSs may not be able to exercise their right to vote and may have no legal remedy if the shares underlying their ADSs are not voted as requested.

We are an emerging growth company within the meaning of the JOBS Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. See “Item 16.G. Corporate Governance.” Although we do not currently plan to further utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

Because we do not expect to pay dividends in the foreseeable future , ADS holders  must rely on price appreciation of our ADSs for return on their investment.

We do not anticipate that we will pay any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, for holders of our ADSs, realization of a gain on their investment will depend on the appreciation of the price of our ADSs, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ADSs.

Holders of our ADSs may not receive dividends or other distributions on our Class A ordinary shares and may not receive any value for them, if it is illegal or impractical to make them available.

The depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that holders of our ADSs may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may cause a material decline in the value of our ADSs.

Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Holders of our ADSs may be subject to limitations on transfer of our ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company and will continue to do so, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion (RMB6.2 billion) in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of our independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Item 4.                                                         Information on the Company

A.                                    History and Development of the Company

We began our operation in China through Nanjing Tuniu, a PRC company formed in December 2006. Nanjing Tuniu acquired 100% of the equity interests in Shanghai Tuniu International Travel Service Co., Ltd., Nanjing Tuniu International Travel Service Co., Ltd. and Beijing Tuniu International Travel Service Co., Ltd. in August 2008, December 2008 and November 2009, respectively. Nanjing Tuniu established Nanjing Tuzhilv Tickets Sales Co., Ltd. in April 2011.

In June 2008, we incorporated Tuniu Corporation under the laws of the Cayman Islands as our offshore holding company in order to facilitate international financing. In May 2011, we established our wholly owned Hong Kong subsidiary, Tuniu (HK) Limited.

We completed our initial public offering and listed our ADSs on the NASDAQ under the symbol “TOUR” in May 2014.  At the time of our initial public offering, we also entered into a concurrent private placement with three investors.

In December 2014, we entered into a share subscription agreement with Unicorn Riches Limited, a special purpose vehicle of Hony Capital, JD.com E-commerce (Investment) Hong Kong Corporation Limited, a special purpose vehicle of JD.com Inc. (Nasdaq: JD), Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (Nasdaq: CTRP) and the respective personal holding companies of Tuniu’s chief executive officer and chief operating officer, pursuant to which we issued and sold a total of US$148 million newly issued class A ordinary shares.

In April 2015, we completed the acquisitions of a 100% equity interest in Zhejiang Zhongshan International Travel Services Co., Ltd., a Hangzhou-based travel agency, and a 90% equity interest in Tianjin Classic Holiday International Travel Service Co., Ltd., a Tianjin-based travel agency. Through the acquisitions of majority equity interests in these entities, each of which has a license to offer and operate Taiwan tours in mainland China, we have gained access to the expanding Taiwan tours market.

Tuniu Corporation established a wholly owned PRC subsidiary, Beijing Tuniu, in September 2008. Tuniu (HK) Limited established another wholly owned PRC subsidiary, Tuniu (Nanjing) Information Technology Co., Ltd., in August 2011, and acquired 100% of the equity interests in Beijing Tuniu in September 2011. Through Beijing Tuniu, we obtained control over Nanjing Tuniu by entering into a series of contractual arrangements, including purchase option agreement, equity interest pledge agreement, shareholders’ voting rights agreement, powers of attorney and cooperation agreement, with Nanjing Tuniu and the shareholders of Nanjing Tuniu. Nanjing Tuniu holds our ICP licenses as an Internet content provider and operates our website. Beijing Tuniu International Travel Service Co., Ltd. and Nanjing Tuniu International Travel Service Co. Ltd., both of which are Nanjing Tuniu’s subsidiaries, hold our operation permits for overseas travel business.

These contractual arrangements allow us to:

•                  exercise effective control over Nanjing Tuniu;

•                  receive substantially all of the economic benefits of Nanjing Tuniu; and

•                  have an option to purchase all or part of the equity interests in Nanjing Tuniu when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Nanjing Tuniu, and we treat it and its subsidiaries as consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of Nanjing Tuniu and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Our principal executive offices are located at Tuniu Building No. 699-32 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, the People’s Republic of China. Our telephone number at this address is +86 (25) 8685-3969. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.                                    Business Overview

We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travelers. Our online platform, which comprises our tuniu.com website and mobile platform, provides comprehensive product and travel information through user-friendly interfaces to enable leisure travelers to plan their travels and search for itineraries that best suit their needs. Our online platform contains travel guides featuring photos, information and recommendations for all destinations we cover, as well as user-generated content that serves as valuable references for other travelers.

To cultivate customer loyalty and ensure customer satisfaction, we complement our online platform with an extensive nationwide service network, including our primary call center in Nanjing, a regional call center in Guangzhou and, as of December 31, 2014, 75 regional service centers located in 73 cities across China. As of December 31, 2014, we had a team of approximately 650 well-trained tour advisors to closely assist customers throughout their booking process. We believe that our high-quality customer service has contributed to the continuous growth in our customer base. The total number of trips sold by us grew from approximately 1,276,000 in 2013 to over 2,182,000 in 2014.

Our recognized brand in leisure travel and growing customer base enable us to source a broad range of products from high-quality travel suppliers at competitive prices. We rigorously select our travel suppliers to ensure quality and reliability. We have developed our proprietary supply chain management system—N-Booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time, through the web or mobile devices to more efficiently manage travel products and better understand customer preferences. In addition, to further broaden the range of our products and better serve our customers, we enter into strategic agreements with various industry partners from time to time. For example, in December 2014, we entered into a strategic cooperation agreement with Ctrip.com International, Ltd., a leading travel service provider in China, in order to expand our collaboration on shared travel resources.

Our Products and Services

We offer a wide array of packaged tours and other travel-related services to meet the diverse travel needs and preferences of leisure travelers in China. Our packaged tours consist of organized tours and self-guided tours. Our core strength is in overseas leisure travel products and services, which contributed over 65% of our gross bookings during the same period.

Organized Tours

Our organized tours offer the benefits of pre-arranged itineraries, transportation, accommodations, entertainment, meals and tour guide services. By booking an organized tour with us, our customers can achieve cost savings compared to booking each component separately and enjoy a pleasant and hassle-free travel experience.

Our organized tours cover over 140 countries and regions worldwide, including nearly all of the popular tourist destinations among Chinese travelers, such as Europe, Thailand, Indonesia (Bali), the Maldives, Korea, Japan, Hong Kong, the United States and Saipan Islands, as well as all of the popular tourist attractions in China. Organized tours are particularly popular for overseas destinations with language or cultural barriers.

Our organized tour product portfolio also includes local tours, which mainly consist of weekend getaways and themed tours, such as water-village tours, historical-town tours, ski tours and hot spring tours, and mainly target customers who want to spend one to three days away from their departing cities. Typically, local tours have a lower average gross bookings per trip as compared to other types of organized tours.

In addition, to address the needs of group travelers which cannot be satisfied by off-the-shelf standard packaged travel products, such as companies planning travel retreats and families planning group tours, we provide customized tours to cater to such specific travel needs. Our group travel tour advisors work closely with our travel suppliers and our customers to design travel products and itineraries that meet such customers’ unique needs.

Self-guided Tours

Our self-guided tours consist of combinations of flights and hotel bookings and other optional add-ons, such as airport pick-ups. These products are offered at attractive prices compared to booking each travel product separately. Our self-guided tours target leisure travelers who prefer greater flexibility during their vacations and who do not need tour guide services. Due to the breadth of our travel suppliers, we are able to provide a wide selection of self-guided tours, covering a large number of hotels and airlines, and have developed the most comprehensive product offerings for selected popular destinations. For example, we cover substantially all of the resort islands in the Maldives, and customers of our packaged tours accounted for 17.0% of Chinese arrivals in the Maldives in the fourth quarter of 2014. We also offer cruise packages, featuring some of the largest cruise lines in the world, such as Royal Caribbean International, Costa Cruise, Star Cruises, MSC Cruises and Princess Cruises.

Other Travel-Related Services

Our other travel-related services comprise mainly sales of tourist attraction tickets and visa processing services. We earn a commission or service fee on these services. In addition, we provide advertising services to domestic and foreign tourism boards and bureaus on our online platform. We also provide travel-related financing for customers to encourage consumption.

Our Online Platform and Offline Service Network

We reach and serve customers through multiple online and offline channels, including our tuniu.com  website, mobile platform, a primary call center in Nanjing, a regional call center in Guangzhou and, as of December 31, 2014, 75 regional service centers in 73 cities across China.

Our online platform provides our customers with the tools and information to conveniently plan, book and purchase travel products and services. In addition, our online platform presents comprehensive product information and travel requirements through user-friendly interfaces for leisure travelers to easily search for, compare and place orders for product offerings that best suit their needs. As of December 31, 2014, we had approximately 650 well-trained tour advisors and over 150 customer service representatives located at our centralized call center to supplement our online transaction infrastructure by providing our customers with professional advice and guidance throughout their travel planning and bookings process as well as timely support before and during their travels. The inclusion of a customer-focused, service network is particularly important to customers of our travel products with high selling prices as these customers usually demand more assistance and attention in their travel planning.

Our Website

Our website, tuniu.com, provides a one-stop travel platform for our customers to do everything from research travel destinations to book travel products. In addition to our product information such as tour duration, departure time and destination descriptions, our website features comprehensive travel advice ranging from basic information to professional and user recommendations and travelers’ reviews for the destinations we cover. Users can post questions regarding specific products and receive timely responses online from our well-trained tour advisors and customer service representatives, which facilitates their travel planning, product selection, reservations and payments. Our user-friendly interface enables users to quickly and easily evaluate and compare a wide array of travel products. Customers can also raise complaints about our travel products and services through the online-messaging function on our website.

We encourage our customers to share photos, stories and other travel-related information on our website. We have built a large and fast-growing collection of customer reviews and travel stories which we believe are attractive and useful to our current and prospective customers. As of December 31, 2014, we had more than 1,250,000 customer reviews and over 20,000 travel stories and destination guides on our website. The Travelogue forum on our website, which is organized based on destinations, provides our customers with an easy and intuitive way to access various topics of interest. Registered members can share their travel experiences and interact with other members by posting questions and receiving answers from fellow forum members. We have a comprehensive collection of descriptions and photos of different destinations. Our website also provides other useful travel-related information, such as weather forecasts, exchange rates, train schedules and subway maps to further enhance user experience.

A transaction on our website generally involves the following steps:

Browse. A customer typically enters one of our over 240 city webpages by selecting his location or departing city. The customer can easily browse our product selection by travel destination. In order to allow customers to locate the products they are interested in, our website also arranges our travel product offerings into different categories, such as organized tours, self-guided tours, corporate tours, cruises, tickets for tourist attractions, self-drive tours and visa applications. The customer can also choose to browse through our best-sellers for each of local tours, domestic tours, overseas tours, self-guided tours and tickets for tourist attractions.

Search and Select. A customer conducts a search for a particular product on our website by defining desired parameters, such as destinations, departing cities, departure time, product types, tour duration, number of travelers, prices and itineraries. We provide the customer with information regarding each travel product in detail together with photographs of the destinations and hotels as well as customer reviews and ratings. Our website displays various possible selections and provides additional information about the products. The customer can sort, refine or rank search results by further defining certain search parameters such as price range, customer ratings, popularity and keywords. Our online Q&A feature enables the customer to raise inquiries and receive timely responses to facilitate their research. In addition, the comparison tool on our website displays details of different travel products side-by-side, enabling the customer to evaluate different travel products easily.

Order Placement. After a customer has selected a particular option, our website will provide the customer with an opportunity to review details of the travel products and services being purchased and the terms and conditions of such purchase. The customer can also request assistance and professional advice from our tour advisors who will promptly follow up and interact with the customer online or by phone.

Contract Confirmation. At this stage, a customer is required to confirm that he agrees to the terms and conditions of his purchase. The customer can submit his confirmation online or sign the contract related to his purchase in one of our regional service centers or send us the signed contract. Contracts are entered between us and the customer directly.

Payment. After confirming the terms of a contract, a customer will be directed to the payment webpage. We offer our customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms. In addition, the customer can pay at one of our regional service centers. If available, the customer can also discount the purchase price of our travel products by using our coupons and travel vouchers. Electronic confirmations are sent to the customer’s e-mail address or mobile phone and the customer can use the itinerary management function on our website to check his booking details as well as amend or cancel his bookings.

Review. After completing their trips, a customer is provided with incentives such as coupons to return to our website to write reviews and travel stories and share his experience on our Travelogue forum. This increases transparency regarding our travel product quality and increases customer stickiness. We regard customer reviews and travel stories, which provide valuable information to potential customers, as important criteria in assessing the quality and performance of our travel suppliers and travel products.

We offer customized services via a sophisticated account management system accessible on our online platform. After logging on with a unique identification, a customer can track order status, manage itineraries and check membership points, coupons and travel vouchers.

Our Mobile Platform

Our Android- and Apple iOS-based mobile applications, such as Tuniu Travel, and the mobile version of our website, m.tuniu.com, allow customers to search for travel products and services and place orders. Our mobile platform also enables customers to track their order status and provides other location-based services to allow users to quickly locate a variety of nearby scenic spots.

Through Tuniu Travel, our customers can search for travel products and services and complete a booking within minutes. Tuniu Travel also serves as an important and integral part of customers’ research on travel-related information. Customers often use our in-house developed and user-generated travel guides and other user generated content, such as customer reviews, travel stories, tips and recommendations, on our Tuniu Travel to plan their travels. In addition, we offer discounted travel products that are exclusive to users of Tuniu Travel for limited periods to enhance our mobile user engagement and increase monetization.

Our Customer Services

When selecting a travel company or platform, leisure travelers often look beyond factors such as prices and selection and focus on enjoyable experiences, in which our customer services play a crucial part. We believe that the quality customer services provided by our well-trained tour advisors and customer service representatives gravitate our customers towards our online platform.

Offline nationwide service network. Our primary call center is located in our headquarters in Nanjing, with over 150 customer service representatives as of December 31, 2014. In addition, we have a regional call center in Guangzhou dedicated to serving Cantonese-speaking clients, designed to better serve the heightened demand in the region for leisure travel. Our call centers provide 24-hour-a-day, seven-day-a-week customer services before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them according to destinations to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure our customers receive quality services. In October 2013, we obtained the Best Call Center Award in the CCM Awards 2013 jointly organized by CCMWorld Group and CC-CMM Organization, and in October 2014, we received the Golden Tone Award from 51CallCenter, a call center and business process outsourcing industry group, for offering outstanding call center customer service experiences. In addition, as of December 31, 2014, we had 75 regional service centers located across 73 cities in China to handle inquiries from customers as well as process visa applications and payments.

Tour Advisors. As of December 31, 2014, we had approximately 650 tour advisors who are well-trained through in-house training workshops as well as training sessions provided by our travel suppliers to closely assist our customers throughout their travel planning and booking process from pre-sale consultation to final order confirmation. Our tour advisors are equipped with product expertise to guide customers through the details of available packaged tours on our online platform and provide insightful advice on customers’ desired travel destinations. Our tour advisors provide professional guidance on product selection, price, travel requirements and payment to ensure an efficient and informed shopping experience.

To create a better travel experience for our customers, we are committed to sharing part of their losses due to certain unexpected events. For example, if our customers cannot travel due to death, pregnancy, serious injury, hospitalization or rejection of visa applications after entering into contracts with us, we will provide them with travel vouchers equivalent to a portion of the amounts paid which are redeemable towards the purchase of our travel products at a later time.

Supply Chain Management

As of December 31, 2014, we had over 6,000 travel suppliers, which primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable our travel suppliers to extend their reach to potentially millions of Internet users in China and fulfill their needs for inventory management, attracts new quality travel suppliers and builds stronger ties with our existing travel suppliers. As of December 31, 2014, we had a product procurement team of over 600 staff dedicated to developing and enhancing our relationships with existing and prospective travel suppliers.

We source a broad range of products from travel suppliers who have significant advantages in the destinations we cover and who offer travel products at competitive prices, which enhances our ability to attract more customers to our online platform. Our growing customer base in turn attracts more travel suppliers, creating a virtuous cycle that strengthens our leading market position.

We generally enter into contracts with our travel suppliers based on our standard form. Our travel suppliers often pay us rebates based on our business volume. In addition, some of our travel suppliers require prepayments for reserving tour availabilities. Typically, we settle payment with our travel suppliers on a monthly basis, although our travel suppliers can also request for an early settlement on a discount basis. To date, substantially all of our travel suppliers have sought to pursue continuing cooperation opportunities with us. In order to support and retain suppliers, in November 2014, we entered into framework cooperation agreements with four PRC-based banks under which the banks intend to make available loan facilities to us or our suppliers. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We conduct a rigorous process in qualifying travel suppliers and in selecting their travel products and services. In qualifying a potential travel supplier, we focus on its reputation, product quality, track record, credibility and price competitiveness.

In addition, our travel suppliers can participate in biddings for priority listings, prominent placements for biddings and advertising displays on our website for the travel products they supply.

Product Selection

We adopt an open-source procurement strategy to source quality travel products in the destinations we cover. Our product procurement team works closely with our travel suppliers to ensure that customers are provided with high-quality travel products. In addition, we conduct regular price comparisons for our travel products to assess the competitiveness of our pricing.

Supply Management

We host one major procurement event each year and present our major travel suppliers with our estimated volume demand. We also constantly communicate with our travel suppliers, mainly through our product procurement team and our proprietary N-Booking system, to keep them informed of any changes to the supply outlook so that they can respond to customer demand in a timely manner. This helps us and our travel suppliers make timely adjustments to procurement plans.

Supplier Quality Control

We have developed product and service provision protocols for travel suppliers to follow. Given that we have recently undergone an extensive regional expansion, with 75 regional service centers throughout China as of December 31, 2014, we are able to closely track the performance of travel suppliers in each locale through our service centers. We have a dedicated team in charge of monitoring travel suppliers based on customer feedback; which also provides recommendations for travel suppliers to improve their service quality and the products they supply. We impose penalties on our travel suppliers or cease selling their travel products if their products fail to meet our quality standards or if we receive valid complaints from our customers. We also prepare regular assessment reports on our travel suppliers based on the popularity, quality and price competitiveness of their travel products. To monitor and further improve the quality of our travel suppliers and the products and services we offer, we proactively collect feedback from our customers after their travels.

N-Booking System

We have developed a proprietary N-Booking system, accessible via web and mobile, that offers our travel suppliers the following features:

Product Management. Travel suppliers can submit details of their travel products via an easy-to-navigate online interface. After our review and approval, we will post the details provided by the travel suppliers and the prices determined by us on our online platform. In addition, our N-Booking system provides travel suppliers with an option to use descriptions and photos of destinations and tourist attractions in our database.

Just-In-Time Management. Our N-Booking system provides travel suppliers with access to real-time inventory data and gives them a wide range of inventory management tools. Our N-Booking system also notifies travel suppliers of any changes in the inventory level of the travel products we source from them, which enables them to timely adjust their procurement and sales plans. As such, we are able to deliver real-time information on product availability and provide our customers with prompt booking and order confirmations.

Account Management. Our travel suppliers can review transaction history details on our N-Booking system. They can also submit requests for early settlement of their account balance with us on a discount basis.

Data Analysis. Supported by our big data platform, travel suppliers can analyze and understand user behavior based on their browsing history. Travel suppliers can keep track of traffic brought to the travel products supplied by them on our online platform and are able to evaluate the competitiveness of different travel products. We believe the user information gathered from our online platform reflects current leisure travel market trends in China and provides excellent market insights to our travel suppliers for their procurement planning and product design. By leveraging our data mining and analytics capabilities, travel suppliers are able to develop a more in-depth understanding of customers’ behaviors and preferences, potentially unlocking significant value.

Technology

We have built our technology infrastructure with high levels of performance, reliability, scalability and security to ensure superior customer and supplier experiences. We rely on internally developed proprietary technologies and licensed technologies to manage and improve our website, mobile platform and management systems. As of December 31, 2014, we had a team of approximately 400 engineers dedicated to research and development in the areas of website operations, mobile platform, search engine, data analytics and supply chain management system.

We believe that an advanced technology platform is vital to our growth and success. In 2012, we obtained ISO 9001:2008 certification for our quality management system and ISO 27001:2005 certification for our information security management system in the design, development and maintenance of our online platform, indicating our compliance with internationally recognized standards for quality control.

Product Search

We strive to present relevant and useful search results in a timely fashion to ensure the accuracy, efficiency and synchronism of our search results. Despite the difficulties in analyzing leisure travel products data, we have developed search technologies that allow us to retrieve, index, filter and rank real-time product information. We are able to prioritize the search results and display information most suited to our customers’ requirements in a simple and intuitive interface in real-time. Our core search technologies include the following:

Real-time Indexing. Our search infrastructure enables changes in product data to be indexed, processed and reflected in search results on a real-time basis.

Smart Caching. We maintain a database with massive product information on packaged tours, hotels, flights and other travel-related services. We have designed an auto-prioritizing method to update the database by ranking popular products based on different criteria, such as popular cities, most-visited attractions, top-rated products and most-viewed products. Different refreshing frequencies are applied to different products.

Accuracy Checking. Our accuracy checking software complements our smart caching system and is implemented to display the latest product information such as prices and product descriptions. When a user clicks on the interested search result, an accuracy checker is triggered to retrieve the updated product information and present it to the user.

Fuzzy Query Processing. We maintain a dictionary for travel-related keywords in Chinese, where keywords are classified and linked to each other based on their meanings. We have also developed a query search algorithm based on user inputs to enhance our ability to dissect natural language queries. Such technologies help us better understand the meanings of queries and to produce the most relevant and useful search results. We also provide additional search features such as query spelling correction, query suggestion and search by Chinese phonetics (Pinyin).

Big Data Analysis

We gather and analyze customer behavior and data for our procurement, inventory management and marketing purposes. We also provide selected data to our travel suppliers, enabling them to optimize their product designs and marketing strategies.

Big Data Platform. We have developed our big data platform based on a distributed computing system. Such data analytics capabilities help us to gain a deeper understanding of existing and prospective customers and market trends, make customized recommendations to customers and improve our applications and products accordingly.

Streaming Data Analysis. We have also built a streaming data processing pipeline based on our big data platform to view the browsing history of the users of our online platform and to allow our travel suppliers to review their performance data near real-time.

Web Content Mining. Our web content processing system links user generated content which includes customer reviews, travel stories and tips as well as destination guides such as locations, hotels and tourist attractions. This allows users of our online platform to obtain information of different destinations and travel products and services in a user-friendly manner.

N-Booking System

Our N-Booking system streamlines the interactions between us and our travel suppliers. Our N-Booking system also allows our travel suppliers to receive booking information real-time through the web or mobile devices to more efficiently manage travel products and better understand customer preferences. See “—Supply Chain Management—N-Booking System.”

CRM System

Through a customer relationship management system, or CRM system, we gather, analyze and make use of internally-generated customer behavior and transaction data based on customers’ historical purchase and browsing records. We regularly use this information in budgeting and procurement planning as well as in planning our marketing initiatives and promotional campaigns.

Data Security

Our system servers are housed in Nanjing and Beijing, and have secure and dedicated communication links among them. All data are backed up on an hourly basis. Our system servers utilize digital certificates to help us conduct secure communications and transactions. The performance of our system servers is monitored and maintained by an internal team that operates 24 hours a day, seven days a week. Customer sensitive information, such as password and payment information, is stored with encryption, and our data servers are secured with firewalls.

Dynamic Packaging System

We have leveraged our data analytics capabilities to develop a dynamic packaging system that enables our users to customize their own travel packages tailored to individual travelers’ needs. This system is able to combine trip components from different suppliers to provide truly customized trips, automating and placing in the hands of our customers a function that was previously performed manually. It uses algorithms and past customer data to filter out unnatural choices and provide customers with relevant choices based on their ascertainable behavior. We believe this is one of the first systems of its type in China.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for leisure travel services. Sales of leisure travel products and services will increase in respect of holiday periods and decrease in respect of off-peak times, while prices of leisure travel products and services are subject to fluctuation between peak seasons and low seasons. For example, the third quarter of each year generally contributes the highest percentage of our annual revenues, because many of our customers tend to travel during summer holidays in July and August.

Marketing and Brand Building

We continue to work on building and maintaining a strong Tuniu brand. We have entered into agreements with a number of search engines, pursuant to which we have purchased travel-related keywords or directory links that direct users to our website. In addition, we have a strong presence in online social media such as Tencent’s WeChat and Sina’s Weibo. We believe that our presence in online social media helps us maintain engagement with our targeted customers.

We also conduct offline advertising primarily via outdoor advertising and television advertising. Our offline advertising plays an important role in building up the image of our brand and generates exposure to members of the public. Our other marketing programs and initiatives include targeted campaigns and promotional and seasonal offers. In addition, some domestic and foreign tourism boards and bureaus have cooperated with us to participate in promotional events and marketing campaigns.

As part of our cross-marketing effort, we have agreements with financial institutions to recommend our products and services to their debit or credit card holders, and we allow these cardholders to settle their payments for travel products purchased from us using these cards with discounts. For instance, we cooperated with Bank of Jiangsu, China Construction Bank and China CMC bank and launched co-branded credit cards, through which cardholders may book with us and are entitled to discounts, bonus points and certain other privileges.

Furthermore, our customer reward program allows our customers to accumulate membership points and coupons as they purchase travel products and services. Our membership points have a fixed validity term and, before expiry, customers may redeem these points for future purchases. Our customer reward program is designed to encourage repeat purchases. Currently, our membership has five levels. For customers who meet certain spending thresholds, we upgrade their membership status to the next level, entitling them to further discounts and more points for their spending. For customers who have achieved the top two levels of membership status, we provide them with designated customer service representatives to handle their travel needs.

Competition

We compete primarily with all other types of online travel companies. In addition, we compete with traditional travel service providers and tour operators. In our self-guided tour business, as we sell packaged tours which include flights and hotels, we also compete with airlines and hotels, which in recent years have made efforts to improve their direct sales. Large, established Internet search engines have also launched applications offering travel products in various destinations around the world. Factors affecting our competitiveness include, among other things, price, availability and breadth of choice of travel products and services, brand recognition, customer services, and ease of use, accessibility, security and reliability of our transaction and service infrastructure.

Some of our current and potential competitors may have greater financial, marketing and other resources than we do. In addition, some of our competitors may be acquired by, receive investment from or enter into strategic relationships with larger, well-established and well-financed companies or investors. They may be able to devote greater resources to marketing and promotional campaigns and devote substantially more resources to website and system development than us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We face intense competition and may not be able to compete successfully against existing and new competitors.”

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2014, we had  24 registered computer software copyrights, one registered patent and four registered artwork copyrights in China, and were in the process of applying for four patents in China. In addition, as of December 31, 2014, we had  43 registered domain names that were material to our business, including tuniu.com, and 68 registered trademarks, including 途牛 (the Chinese characters of Tuniu),  and , in China.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased travel companies’ liability insurance covering expenses related to accidents caused by us. We have also maintained property insurance policies for our fixed assets covering losses due to fire, explosion, lightning, storm, landslide, subsidence and aircraft damage.

PRC Regulation

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, Internet-related services and e-commerce. However, since China’s telecommunications industry and Internet-related industry are at an early stage of development, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, Internet-related services and e-commerce. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Licenses for Value-Added Telecommunication Services

The Telecommunications Regulations issued by the PRC State Council in September 2000 are the primary regulations governing telecommunication services. The Telecommunications Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecommunications Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to commencement of their operations. The Telecommunications Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications services.

Pursuant to the Administrative Measures for Telecommunications Business Operating Permit promulgated by the MIIT in March 2009, as amended in December 2011, there are two types of telecommunication operating license for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will specify the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with such specifications.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, commercial Internet information services operators must obtain an ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. Nanjing Tuniu, our consolidated affiliated entity, obtained ICP licenses issued by the Jiangsu Administration of Telecommunication which will expire in March 2019.

The Internet Electronic Bulletin Service Administrative Measures promulgated by the MIIT in November 2000 require Internet information services operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. In July 2010, the requirement of BBS approval was terminated by a decision issued by the PRC State Council. However, in practice, the relevant authorities still require obtaining such approval for the operation of BBS services. We have applied to the Jiangsu Administration of Telecommunication for and have obtained, an approval for the operation of BBS services on our website.

Foreign Investment in Value-Added Telecommunications Services

The Catalog for the Guidance of Foreign Investment Industries, or the Catalog, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalog, which was promulgated in 2011, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council in December 2001 and amended in September 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

The MIIT Circular issued in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision to conduct any value-added telecommunications business in China. Pursuant to the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

In light of the aforesaid restrictions, we rely on Nanjing Tuniu, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangements, please refer to “—C. Organizational Structure.” To comply with these PRC regulations, we operate our website and value-added telecommunications services through Nanjing Tuniu. Nanjing Tuniu holds our ICP licenses and owns all domain names used in our value-added telecommunications businesses. Nanjing Tuniu is also the owner of all registered trademarks used in our value-added telecommunications businesses and is the applicant of all registered trademark applications we are currently making.

Regulations on Information Security and Censorship

The PRC government regulates and restricts Internet content in China to protect state security and ensure the legality of the Internet content. The National People’s Congress, China’s national legislative body, enacted a Decision on the Safeguarding of Internet Security in December 2000, as subsequently amended in August 2009, among other things, makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. Pursuant to the Administrative Measures on Internet Information Services and other applicable laws, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content which violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Internet service providers are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the MIIT has published regulations that subject ICP operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing.

The Ministry of Public Security has promulgated the Administrative Measures for the Security Protection of International Connections to Computer Information Network in December 1997 that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. Under PRC law, state secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

In December 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Decision on Strengthening Network Information Protection issued by the Standing Committee of the PRC National People’s Congress in December 2012, ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities. In July 2013, the MIIT promulgated the Regulation on Protection of Personal Information of Telecommunications and Internet Users to provide for more detailed rules in this respect.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

As Nanjing Tuniu is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. Nanjing Tuniu has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations. Majority of the content posted on our online platform is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our platform and removing prohibited content. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our online platform in the past. However, there is significant amount of content posted on our online platform by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant government authority. We believe these measures taken by us are generally in compliance with the relevant laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our online platform, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible for us to determine in all cases the types of content that could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our online platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and the number of users on our online platform increases.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provide that information that identifies a citizen, the time or location for his use of telecommunication and Internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss as well as conducting a self-examination of their protection of personal information at least once a year. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Internet Electronic Bulletin Service Administrative Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose the personal information to any third party without the users’ consent or unless required by law. The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy. Such requirements are reiterated by the Regulation on Protection of Personal Information of Telecommunications and Internet Users. If an ICP operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the ICP operator is required to supervise and manage the protection of such information. Any violation may subject the ICP operators to warnings, fines, disclosure to the public and, in the most severe cases, criminal liability. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulations on Air-ticketing

Air-ticketing business is subject to the supervision of the China Aviation Transportation Association, or CATA, and its regional branches. Currently the principal regulation governing air-ticketing agencies in China is the Rules on Certification of Qualification for Civil Aviation Transport Sales Agencies, or the Air Ticketing Rules, issued by the CATA, which became effective on March 31, 2006. Under the Air Ticketing Rules and relevant foreign investment regulations, any company acting as an air-ticketing sale agency must obtain approval from the CATA, and a foreign investor currently cannot own 100% of an air-ticketing agency in China, except for qualified Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger airline tickets for domestic flights in China, except for Hong Kong and Macau aviation marketing agencies. In addition, CATA issued the Supplementary Rules Regarding Sales via the Internet in 2008. These Supplementary Rules provide that, effective as of June 1, 2008, if an air-ticketing sales agency would like to engage in sales via the Internet, it must obtain an ICP license from the local counterpart of the MIIT and must complete a commercial website registration with the AIC. Although we request that our travel suppliers provide their licenses or permits to us before entering into agreements with them, we cannot ensure that all of our travel suppliers engaged in the air ticketing sales agency service obtained, and maintained, all necessary permits. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the PRC State Council promulgated the Decision of the PRC State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously, or an offender wanted by the public security authority.

In April 1987, the PRC State Council promulgated the Public Area Hygiene Administration Regulation, which requires hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which require, starting from May 1, 2011, hotel operators to establish hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety, which requires any hotel that provides food to obtain a food service license.

The Fire Prevention Law, as amended by the SCNPC in October 2008, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated by the Ministry of Public Security and effective as of May 1, 2009, require that public gathering places such as hotels submit a fire prevention design plan in order to apply for completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business.

In January 2006, the PRC State Council promulgated the Regulations for Administration of Entertainment Places. In March 2006, the Ministry of Culture issued the Circular on Carrying Out the Regulations for Administration of Entertainment Places. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

We cannot ensure that all of the hotels that we offer to our customers have obtained, and maintained, all necessary permits and licenses. See “Item 3. D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

Regulations on Travel Companies

The travel industry is subject to the supervision of the China National Tourism Administration, or CNTA, and local tourism administrations. The principal regulations governing travel companies in China include: (i) the Regulation on Travel Companies, or the Travel Company Regulations, issued by the PRC State Council in February 2009, which became effective as of May 1, 2009, and which replaced the Administration of Travel Companies Regulations (1996), (ii) the Implementation Rules for the Regulation on Travel Companies (the “Travel Company Implementation Rules”), promulgated by the CNTA in April 2009, which became effective as of May 3, 2009, and (iii) the Tourism Law issued by the Standing Committee of the National People’s Congress on April 25, 2013, which became effective as of October 1, 2013. Under these regulations, a travel company must obtain a license from the CNTA to conduct cross-border travel business and a license from the provincial-level tourism administration to conduct domestic travel company business.

The Travel Company Regulations permit foreign investors to establish wholly foreign-owned travel companies, as well as joint ventures and cooperative travel companies. Foreign-owned travel companies are allowed to open branches nationwide, but are restricted from engaging in overseas travel business in China, unless otherwise determined by the PRC State Council, or provided under a bilateral free trade agreement between the country and China, or the closer economic partnership agreements between China, Hong Kong and Macau. The Travel Company Implementation Rules define certain terms used in the Travel Company Regulations, for example, the definition of “domestic tourism business,” “inbound travel business” and “overseas travel business”, and set out detailed application requirements to establish a travel company. The Travel Company Implementation Rules also clarify certain aspects of legal liability for travel companies as prescribed in the Travel Company Regulations.

Pursuant to the Tourism Law, travel companies are prohibited from arranging for compulsory shopping or other activities which charge additional fees on top of the contract prices that tourists have already paid, unless it is agreed upon by both parties through consultation or requested by the tourists and does not affect the itinerary of other tourists. Travel companies are required to pay quality deposits for compensation for damage to tourists’ rights and advance payment of expenses for emergency assistance when the tourists’ personal safety is in danger. Travel companies are required to engage tour guides, who are required to strictly follow the itineraries and are prohibited from altering arrangement without the consent of customers, suspending to provide services, requesting tips from tourists, and arranging for compulsory shopping or other activities which charge additional fees on top of the contract prices that tourists have already paid by way of induction, deception, coercion or in other illegal forms. The information that travel companies release to attract or organize tourists is required to be authentic and accurate, and no false publicity can be made to mislead tourists. In addition, travel companies conducting business via the Internet are required to present information of their travel company licenses on their websites, and ensure the truthfulness and accuracy of the travel-related information they release on their websites. Generally, travel companies soliciting tourists are required to take primary liabilities for any breach of travel contracts, including personal injury or property loss suffered by the tourists attributable to travel service providers and tour operators at destinations and their suppliers.

In 2010, CNTA released the Measures for Dealing with Tourism Complaints, which took effect as of July 1, 2010. Under these Measures, authorities which are responsible for dealing with tourist complaints are required to render a decision on the complaints within 60 days after the date of receipt thereof.

Although we take measures, such as requesting travel suppliers to provide their relevant permits and/or licenses, we cannot make sure that all of our travel suppliers maintained all necessary permits. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

In November 2010, CNTA and CIRC jointly promulgated the Measures for the Administration of the Liability Insurance of Travel Companies, or the Liability Insurance Measures, which became effective as of February 1, 2011. Travel companies are required to procure travel company liability insurance pursuant to the Liability Insurance Measures. The insurance companies are required to, subject to the liability limits provided under the insurance agreement, reimburse the travel companies for the compensations made by the travel companies for the personal injury or death and the loss of properties of tourists and the relevant tour guides or tour leaders. Pursuant to the Liability Insurance Measures, the liability limit for the personal injury or death of each person cannot be less than RMB200,000 (US$32,234). Each of our relevant consolidated affiliated entities engaged in travel agent business has procured and is covered by valid travel company liability insurance.

Regulations on Group Buying

In March 2012, the SAIC issued the Opinions on Strengthening the Administration of Online Group Buying Operations, or the Group Buying Operation Opinions. The Group Buying Operation Opinions stipulate the qualification requirements for operators of group buying websites, and certain other obligations, such as an examination of the licenses and authorizations of the providers of the relevant products or services offered on the group buying website, the group buying website operator’s contracts with such suppliers and customers, data protection for consumers, among others. Pursuant to the Group Buying Operation Opinions, operators of group buying websites must (i) establish a comprehensive after-sales service system, consumer dispute settlement system and professional customer service team, (ii) ensure that their complaint and customer support channels are smooth, (iii) provide customers with troubleshooting assistance and feedback in a timely manner, and (iv) observe the refund requirements of the Consumer Protection Law, which specifically prohibit group buying website operators from imposing no-refund restrictions or limiting refunds to website credit.

In addition, group buying website operators must also preserve all relevant data for a period of two years following their cessation of operations. In undertaking promotions, operators of group buying websites must obey the Anti-unfair Competition Law and the Certain Regulations on Prohibiting Unfair Competition in Prize-attached Sales. The Group Buying Operation Opinions are relatively new and there have been no relevant implementation rules or interpretations thus far. However, as required by Jiangsu Administration of Telecommunication, Nanjing Tuniu, our consolidated affiliated entity, obtained a license of online data processing and transaction which will expire in March 2019 in order to engage in the group buying business. Subject to any clarifications or interpretations that may be issued in future as to the Group Buying Operation Opinions, we might need to adjust our operational or contracting practices.

Regulations on Consumer Rights Protection

According to the PRC Consumer Rights and Interests Protection Law, effective as of January 1, 1994, the rights and interests of consumers that purchase or use commodities or that receive services for consumption purposes in daily life is required to be protected, which includes the right to personal safety and the safety of property, the right to be informed about goods and services offered for sale, the right to free choice when selecting goods or services and the right to enjoy fair dealings, respect for their personal dignity and ethnic customs, and compensation for damages suffered.

Correspondingly, a business operator providing a commodity or service to a consumer is subject to a number of requirements, which includes to ensure that commodities and services meet with certain safety requirements, to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurring, to provide consumers with accurate information and to refrain from conducting false advertising, and not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the lawful rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means. A business operator may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, offering an apology and compensating for any losses incurred. The following penalties may also be imposed upon business operators for any infraction: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

In December 2003, the Supreme People’s Court in China enacted the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further increases the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

In October 2010, the Supreme People’s Court of China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Tourism-related Disputes, which establish liabilities for tour operators and tourism support service providers in the event of contract disputes, personal injury and property damage involving tourists.

Although we take certain measures to monitor the qualities of the travel products and services provided by our travel suppliers and handle customer complaints, we cannot ensure that these measures are sufficient to protect consumer rights, or customer dispute can be handled and resolved in a timely fashion. See “Item 3. D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.”

Regulations on Advertising Business

The SAIC is the primary governmental authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

•                  Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995;

•                  Administrative Regulations for Advertising, promulgated by the PRC State Council on October 26, 1987 and effective since December 1, 1987; and

•                  Implementation Rules for the Administrative Regulations for Advertising, promulgated by the PRC State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the Ministry of Commerce on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have prior direct advertising operations as its main business outside China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through Nanjing Tuniu, which holds a business license that covers advertising in its business scope.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Regulations on Intellectual Property Rights

The PRC has adopted legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2014, we had 68 registered trademarks in different applicable trademark categories and were in the process of applying to register 42 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of up to RMB500,000 (US$80,585).

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in November 2004. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. In September 2002, the CNNIC issued the Implementation Rules for Domain Name Registration setting forth rules for registration of domain names, as amended in June 2009 and May 2012. CNNIC adopts the “first to file” principle with respect to the registration of domain names. As of December 31, 2014, we had 43 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the National People’s Congress in 1990, as amended in 2001 and 2010, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002 and 2011. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered four artwork copyrights in China.

Pursuant to the PRC Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information network. Pursuant to the relevant PRC regulations, rules and interpretations, Internet service providers will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the Internet, (ii) are or should be aware of the infringing activities committed by their website users through the Internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another’s copyright through the Internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Software Copyrights

The Administrative Measures on Software Products, issued by the MIIT in October 2000 and subsequently amended in March 2009, provides a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the PRC State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2014, we had 24 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the National People’s Congress in 1984, as amended in 1992, 2000 and 2008, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. As of December 31, 2014, we had one registered patent, and were in the process of applying to register four patents in China.

Tort Liability Law

In accordance with the Tort Liability Law promulgated by the Standing Committee of the National People’s Congress in December 2009, which became effective as of July 1, 2010, Internet users and Internet service providers bear tortious liabilities in the event they infringe other persons’ rights and interests through the Internet. Where an Internet user conducts tortious acts through Internet services, the infringed person has the right to request the Internet service provider to take necessary actions such as deleting contents, screening and delinking. The Internet service provider, failing to take necessary actions after being informed, will be subject to joint and several liabilities with the Internet user with regard to the additional damages incurred. If an Internet service provider knows an Internet user is infringing other persons’ rights and interests through its Internet service but fails to take necessary action, it shall be jointly and severally liable with the Internet user. We have internal policies designed to reduce the likelihood that user content may be used without proper licenses or third-party consents. When we are approached and requested to remove content uploaded by users on the grounds of infringement, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. However, such policy may not be effective in preventing the unauthorized listing of copyrighted materials or materials infringing other rights of third parties. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Claims by third parties that we infringe on their intellectual property rights could lead to government administrative actions and result in significant costs and have a material adverse effect on our business, financial condition and results of operations.”

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, if documents certifying the purpose of the conversion of Renminbi into foreign currency are submitted to the relevant foreign exchange conversion bank, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’ s prior approval is obtained and prior registration with SAFE is made. In May 2013, SAFE promulgated SAFE Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. We generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our consolidated affiliated entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion, by a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’ s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of the SAFE Circular 142 will result in penalties, such as fines. Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope including “investment” to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC. SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of our initial public offering and the concurrent private placement and our subsequent private placement in December 2014 to fund establishment of new PRC subsidiaries, to invest in or acquire any other PRC companies, or establish new consolidated affiliated entities in the PRC.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the PRC Company Law, as amended in December 2013, the Wholly Foreign-Owned Enterprise Law, as amended in October 2000, and the Implementation Rules of the Wholly Foreign-Owned Enterprise Law, as amended in April 2001. Pursuant to these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

Pursuant to a SAFE Circular 37 issued by SAFE on July 4, 2014, which replaced the former circular commonly known as “Safe Circular 75” issued by SAFE in October 2005, prior registration with the local SAFE branch is required for PRC residents in connection with their direct establish or indirect control of an offshore entity, for the purposes of overseas investment and financing, with assets or equity interests of onshore companies or offshore assets or interests held by such PRC residents, referred to in SAFE Circular 37 as a “special purpose vehicle”. The PRC residents are also required to amend the registration or filing with the local SAFE branch in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material event.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us. We requested PRC residents holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules prior to our initial public offering. However, we might not be fully informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with the requirements of SAFE Circular 37.  As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 37 or other related regulations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC laws.”

Regulations on Employee Stock Option Plans

In February 2012, SAFE promulgated the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan in an overseas publicly listed company who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted the 2008 Plan, pursuant to which we may issue options or restricted shares to our qualified employees and consultants on a regular basis. We also adopted the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. The failure of the share options holders to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations on Overseas Listing

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and which were amended on June 22, 2009, with such amendments becoming effective as of the same date.. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Jun He Law Offices, that CSRC approval was not required in the context of our initial public offering because (1) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like initial public offerings are subject to this regulation and (2) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies and no explicit provision in the M&A Rules classifies the contractual arrangements between Beijing Tuniu, our PRC subsidiary, Nanjing Tuniu, our consolidated affiliated entity, and its shareholders as a type of acquisition transaction falling under the M&A Rules. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may have been required in connection with our earlier initial public offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.”

Regulations on Employment

The PRC Labor Law, the PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer would be deemed to have entered into a labor contract without a fixed term with such employee. In addition, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities, as of the date of this annual report on Form 20-F:

(1)  Messrs. Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang hold 28.66%, 19.11%, 7.71%, 4.82%, 0.96%, 0.96% and 37.78% equity interests in Nanjing Tuniu, respectively. Among the shareholders of Nanjing Tuniu, Messrs. Dunde Yu and Haifeng Yan are founders, directors and ultimate shareholders of Tuniu Corporation. Messrs. Tong Wang, Jiping Wang, Xin Wen and Yongquan Tan are ultimate shareholders of Tuniu Corporation. Mr. Haifeng Wang is an employee of one of our shareholders.

Agreements that Provide us Effective Control over Nanjing Tuniu

Purchase Option Agreement. Pursuant to the purchase option agreement entered into on September 17, 2008, restated and amended on January 24, 2014 and further restated and amended on March 19, 2014, each of the shareholders of Nanjing Tuniu irrevocably and exclusively grants Beijing Tuniu an option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in Nanjing Tuniu. The aggregate purchase price is RMB2.4 million (US$0.4 million). The shareholders of Nanjing Tuniu agree, without the prior written consent of Beijing Tuniu, not to transfer or otherwise dispose of their equity interests in Nanjing Tuniu, pledge their equity interests or create any encumbrance on their equity interests. The agreement remains effective until all equity interests held in Nanjing Tuniu by the shareholders of Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons. The purchase price has been prepaid by Beijing Tuniu to the shareholders of Nanjing Tuniu.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement entered into on September 17, 2008 and supplemented on March 19, 2014, each of the shareholders of Nanjing Tuniu pledges all of such shareholder’s equity interests in Nanjing Tuniu to guarantee the performance of the obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agree that, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge became effective on the date when the equity interest pledge was registered with the relevant local administration for industry and commerce, and remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier. We have completed the registration of the equity interest pledge with Xuanwu Branch of Nanjing Administration for Industry and Commerce.

Shareholders’ Voting Rights Agreement. Pursuant to the shareholders’ voting rights agreement entered into on September 17, 2008, the shareholders of Nanjing Tuniu appointed Beijing Tuniu or its designated person as their attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including attending shareholders’ meetings, voting on all matters of Nanjing Tuniu requiring shareholder approval, nominating and appointing directors, convening extraordinary shareholders’ meetings, and other voting rights pursuant to the then-effective articles of association of Nanjing Tuniu. The shareholders’ voting rights agreement will remain in force until all the parties to the agreement mutually agree to terminate the agreement in writing or cease to be shareholders of Nanjing Tuniu.

Irrevocable Powers of Attorney. Pursuant to the powers of attorney dated January 24, 2014, the shareholders of Nanjing Tuniu each irrevocably appointed Beijing Tuniu as the attorney-in-fact to exercise all of such shareholder’s voting and related rights with respect to such shareholder’s equity interests in Nanjing Tuniu, including but not limited to attending shareholders’ meetings, voting on all matters of Nanjing Tuniu requiring shareholder approval, nominating and appointing directors, convening extraordinary shareholders’ meetings, and other voting rights pursuant to the then-effective articles of association of Nanjing Tuniu. Each power of attorney will remain in force until the shareholders’ voting rights agreement expires or is terminated. These powers of attorney replaced the powers of attorney previously granted to a person designated by Beijing Tuniu on September 17, 2008.

Agreement that Allows us to Receive Economic Benefits from Nanjing Tuniu

Cooperation Agreement. Under the cooperation agreement entered into on September 17, 2008 and restated and amended on January 24, 2014, Beijing Tuniu has the exclusive and irrevocable right to provide to Nanjing Tuniu business consulting, technical consulting and technical services related to the businesses of Nanjing Tuniu and its subsidiaries. Beijing Tuniu owns the exclusive intellectual property rights created by Nanjing Tuniu or its employees as a result of the performance of this agreement. Beijing Tuniu has the right to receive, or designate a person or persons to receive, a quarterly service fee, which equals the profits of each of Nanjing Tuniu and its subsidiaries, to which it provides such business consulting, technical consulting and technical services, provided that such amount of service fees can be adjusted by Beijing Tuniu at its sole discretion. This agreement will remain effective until expiration of Beijing Tuniu’s business term, unless Beijing Tuniu exercises its unilateral right to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. Nanjing Tuniu is not permitted to terminate the agreement in any other event.

In 2012, 2013 and 2014, we received service fees of RMB20.1 million, RMB22.6 million and RMB20.5 million (US$3.3 million), respectively, from our consolidated affiliated entities.

D.                                    Property, Plant and Equipment

Our principal executive offices, consisting of our administrative center, sales and marketing division, technical services department, and call center, are located on leased premises in Nanjing comprising approximately 26,535 square meters. In addition, as of December 31, 2014, we had 75 regional service centers located in 73 cities across China on leased premises with an aggregate floor area of approximately 10,655 square meters. We lease these premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed. We believe that the facilities we currently lease for our executive offices are adequate to meet our administrative needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through the leasing of additional properties, to accommodate our strategic regional expansion plans to add more service centers in different parts of China.

Item 4A.                Unresolved Staff Comments

Not applicable.

Item 5.                                                         Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information—Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                                    Operating Results

Overview

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travelers. We started offering packaged tours online in 2007, and have sold approximately five million packaged tours since our inception. As of December 31, 2014, we offered packaged tours sourced from over 6,000 travel suppliers, covering over 140 countries as well as all popular tourist attractions in China. Our product portfolio consists of over 300,000 stock keeping units, or SKUs, of organized tours, over 250,000 SKUs of self-guided tours, and tickets for over 1,000 domestic and overseas tourist attractions. Our core strength is in overseas leisure travel products and services, which contributed over 65% of our gross bookings in 2014. During the fourth quarter of 2014, the number of orders placed through our mobile platform accounted for approximately 45% of total orders placed through our online platform and average daily unique visitors to our mobile platform accounted for approximately 65% of the average daily unique visitors to our online platform.

We have achieved significant growth in recent years. Our net revenues increased from RMB1,112.9 million in 2012 to RMB1,949.7 million in 2013 and further to RMB3,534.9 million (US$569.7 million) in 2014, representing a CAGR of 78.2%. We had a net loss of  RMB107.2 million, RMB79.6 million, and RMB447.9 million (US$72.2 million) in 2012, 2013 and 2014 respectively. We generally collect payments from our customers upon contract confirmation before we pay our travel suppliers. Our net cash provided by operating activities was RMB14.7 million and RMB116.7 million in 2012 and 2013, respectively, and our net cash used by operating activities was RMB271.1 million (US$43.7 million) in 2014.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues as a percentage of our net revenues decreased from 96.5% in 2012 to 93.8% in 2013 and remained relatively stable at 93.6% in 2014. Cost to suppliers of our organized tours, which were attributed solely to revenues from organized tours, accounted for 93.8%, 92.4% and 92.2% of our revenues from organized tours in 2012, 2013 and 2014, respectively. Our operating expenses as a percentage of our net revenues decreased from 13.7% in 2012 to 11.1% in 2013. Such decreases were primarily attributable to the improved operational efficiency and decrease of our average procurement costs for travel products. However, our operating expenses as a percentage of our net revenues increased to 19.8% in 2014; this increase was primarily due to higher levels of spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. Our past results of operations should not be taken as indicative of our future performance. We plan to continue to increase our sales and marketing efforts, including advertising campaigns, to further increase our market share. Our sales and marketing expenses increased from RMB110.1 million in 2013 to RMB434.2 million (US$70.0 million) in  2014. We also expect our share-based compensation expenses to continue to increase. As a result, we expect our operating expenses to continue to increase in the absolute amount. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

Selected Income Statement Items

Revenues

We generate revenues primarily from sales of packaged tours, which consist of organized tours and self-guided tours. Substantially all of our revenues from organized tours are recognized on a gross basis, which represents amounts received from customers, as we act as the principal in these transactions.  Revenues from self-guided tours are recognized on a net basis, representing the difference between the amount received from customers and the amount due to our travel suppliers, as we act as an agent for travel suppliers. See also “—Critical Accounting Policies and Estimates.”

The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Organized tours	1,075,094	96.6%	1,892,826	97.1%	3,432,825	553,271	97.1%
Self-guided tours	32,359	2.9	48,901	2.5	93,126	15,009	2.6
Others	12,875	1.2	20,744	1.1	28,756	4,635	0.8

Total revenues	1,120,328	100.7	1,962,471	100.7	3,554,707	572,915	100.6
Less: Business and related taxes	(7,447)	(0.7)	(12,784)	(0.7)	(19,768)	(3,186)	(0.6)

Net revenues	1,112,881	100.0%	1,949,687	100.0%	3,534,939	569,729	100.0%

The following table sets forth the number of trips of our organized tours and self-guided tours for the periods presented:

	For the Year Ended December 31,
	2012	2013	2014

Number of trips (in thousands)
Organized tours (excluding local tours)	236	367	712
Local tours	503	687	1,074
Self-guided tours	110	221	396

Organized tours. Substantially all of our revenues from organized tours are recognized on a gross basis, which represents amounts received from customers. From 2013 to 2014, our revenues from organized tours increased by 81.4% from RMB1,892.8 million to RMB3,432.8 million (US$553.3 million). From 2012 to 2013, our revenues from organized tours increased by 76.1% from RMB1,075.1 million to RMB1,892.8 million. This increase was a result of our continued regional expansion and the expansion of our product portfolio in terms of departing cities and travel destinations, as well as our increased marketing efforts in promoting organized tours.  Revenues from organized tours accounted for 96.6% of our net revenues in 2012 and 97.1% of our net revenues in 2013 and 2014, respectively.  We expect that revenues from organized tours will continue to constitute a large majority of our net revenues in the foreseeable future.

Self-guided tours. Revenues from self-guided tours represent the difference between amounts received from our customers and amounts due to our travel suppliers. From 2013 to 2014, our revenues from self-guided tours increased by 90.4% from RMB48.9 million to RMB93.1 million (US$15.0 million). From 2012 to 2013, our revenues from self-guided tours increased by 50.9% from RMB32.4 million to RMB 48.9 million.

The increase in revenues from self-guided tours primarily resulted from the growth in the number of trips as we expanded our self-guided tour portfolio and increased marketing efforts in promoting our tours. Primarily due to the fact that our revenues from self-guided tours are recognized on a net basis, we expect that revenues from self-guided tours will continue to constitute a relatively small percentage of our net revenues in the near future.

Others. Other revenues accounted for 1.2%, 1.1% and 0.8% of our net revenues in  2012, 2013 and 2014, respectively. Our other revenues primarily comprise revenues generated from (i) other travel-related services, such as sales of tourist attraction tickets and visa processing services, which are recognized on a net basis; (ii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus and (iii) service fees received from insurance companies.

Cost of Revenues

Our cost of revenues accounted for 96.5%, 93.8% and 93.6% of our net revenues in  2012, 2013 and 2014, respectively. A substantial majority of our cost of revenues is cost to suppliers of our organized tours, which were attributed solely to revenues from organized tours and accounted for 93.8%, 92.4% and 92.2% of our revenues from organized tours in 2012, 2013 and 2014, respectively. Costs common to all revenue categories accounted for 5.8%, 4.1% and 4.1% of our total net revenues in  2012, 2013 and 2014, respectively.

Cost to suppliers of our organized tours represents amounts paid to our travel suppliers for the sale of the relevant organized tour products to customers, net of supplier rebates. See also “Item 4.B. Information on the Company—Business Overview—Supply Chain Management.” Cost to suppliers of our organized tours generally increases with the increase in our revenues from organized tours. We expect that cost to suppliers of our organized tours will continue to increase as revenues from our organized tours continue to grow. As revenues from self-guided tours are recognized on net basis, the amounts we pay to our travel suppliers for self-guided tours are recorded as a reduction to revenues, rather than cost of revenues, and hence have no impact on our cost of revenues.

Our cost of revenues also includes salaries, commissions, employee welfare expenses, bonuses and contributions to mandatory retirement provident funds and other headcount-related expenses for our tour advisors, customer service representatives and other personnel directly related to providing products and services. Other components of our cost of revenues include (i) charges and other direct expenses related to tour transactions such as credit card processing fees, (ii) office rental and depreciation and other office related expenses and (iii) network maintenance costs such as bandwidth costs and data center costs. Components of our cost of revenues, other than cost to suppliers of our organized tours, are common to all of our travel products and services which consist of organized tours, self-guided tours and other travel-related services. As a result, these components cannot be reasonably allocated among different travel products and services. The following table sets forth the components of our cost of revenues in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Costs to suppliers for organized tours	(1,008,897)	(90.7)%	(1,748,702)	(89.7)%	(3,165,128)	(510,126)	(89.5)%
Costs common to all revenue categories	(64,835)	(5.8)	(80,963)	(4.1)	(143,673)	(23,156)	(4.1)

Cost of revenues	(1,073,732)	(96.5)%	(1,829,665)	(93.8)%	(3,308,801)	(533,282)	(93.6)%

Operating Expenses

Our operating expenses accounted for 13.7%, 11.1% and 19.8% of our net revenues in 2012, 2013 and 2014, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Research and product development	(33,370)	(3.0)%	(38,994)	(2.0)%	(104,882)	(16,904)	(3.0)%
Sales and marketing	(57,994)	(5.2)	(110,071)	(5.6)	(434,191)	(69,979)	(12.3)
General and administrative	(62,006)	(5.6)	(69,679)	(3.6)	(166,988)	(26,914)	(4.7)
Other operating income	775	0.1	1,689	0.1	6,902	1,112	0.2

Total operating expenses	(152,595)	(13.7)%	(217,055)	(11.1)%	(699,158)	(112,684)	(19.8)%

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses accounted for 3.0%, 2.0% and 3.0% of our net revenues in 2012, 2013 and 2014, respectively. During the same period, our research and product development expenses increased in order to support our business expansion, primarily attributable to the increases in the headcount and the average salary of our research and product development personnel. We expect research and product development expenses to increase in absolute amounts as the results of our continual research and product development efforts and the increase in share-based compensation expenses.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses accounted for 5.2%, 5.6% and 12.3% of our net revenues in 2012, 2013 and 2014, respectively. During the same period, our sales and marketing expenses increased primarily due to our intensified marketing efforts to promote our brand. We plan to continue to increase our sales and marketing efforts, primarily in the form of offline brand promotion campaigns, including on popular television programs, buses and subways, to keep on increasing our brand recognition and market share. We expect our sales and marketing expenses to increase in absolute amounts as our business continues to grow and share-based compensation expenses increase.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation and other expenses related to our administrative function. General and administrative expenses accounted for 5.6%, 3.6% and 4.7% of our net revenues in 2012, 2013 and 2014, respectively. We expect general and administrative expenses to increase in absolute amounts in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a public company and the increase in share-based compensation expenses.

Other operating income. Other operating income relates primarily to government subsidies that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for  0.1%, 0.1% and 0.2% of our net revenues in 2012, 2013 and 2014, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Tuniu (HK) Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. Under the Hong Kong tax law, Tuniu (HK) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our PRC subsidiaries and consolidated affiliated entities are subject to PRC enterprise income tax, or EIT, on the taxable income in accordance with the relevant PRC income tax laws.

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, which was issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

Nanjing Tuniu obtained its HNTE certificate in 2010 with a valid period of three years and successfully renewed such certificate in December 2013 for additional three years. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2013 to 2015 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation, which occurred in 2014, and a 50% reduction of enterprise income tax for the following three years. However, if we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and our investors’ jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are based in China, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

As we had losses from operation in 2011, 2012, 2013 and 2014, we have not incurred any PRC income taxes for those periods, with the exception of one operating entity in China, which incurred immaterial income tax expenses in 2012, and Nanjing Tuniu is entitled to the preferential tax rate of 0% for its first profit-making year in 2014, pursuant to its HNTE and software company certificates.

Pursuant to the applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay business taxes at the rate of 5% on the revenues generated from providing such services. Entities engaging in the travel business can deduct certain approved costs from their revenues in calculating business taxes. However, if the services provided are related to technology development and transfer, such entities may be exempted from business and related taxes arising from such services subject to approval by the relevant tax authorities. We are subject to business and related taxes on services provided in the PRC, and the applicable business tax rate is 5%. In our consolidated financial statements included elsewhere in this annual report, business and related taxes are deducted from gross revenues to arrive at net revenues.

In November 2011, the Ministry of Finance released Circular Caishui 2011 No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity that carries out selected modern services in Shanghai is required to pay value-added tax (“VAT”) instead of business tax. These entities are permitted to offset input VAT incurred with the output VAT. The pilot program has been expanded to other regions, including Beijing from September 1, 2012 and Nanjing from October 1, 2012. Beijing Tuniu, Nanjing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. have been subject to VAT at a rate of 6% and have since stopped paying the 5% business tax from the respective effective dates of the tax reform. This change did not have a significant financial statement impact on our consolidated results of operations, and we do not expect it to have any significant impact in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Organized tours	1,075,094	96.6%	1,892,826	97.1%	3,432,825	553,271	97.1%
Self-guided tours	32,359	2.9	48,901	2.5	93,126	15,009	2.6
Others	12,875	1.2	20,744	1.1	28,756	4,635	0.8

Total revenues	1,120,328	100.7	1,962,471	100.7	3,554,707	572,915	100.6
Less: Business and related taxes	(7,447)	(0.7)	(12,784)	(0.7)	(19,768)	(3,186)	(0.6)

Net revenues	1,112,881	100.0	1,949,687	100.0	3,534,939	569,729	100
Cost of revenues	(1,073,732)	(96.5)	(1,829,665)	(93.8)	(3,308,801)	(533,282)	(93.6)

Gross profit	39,149	3.5	120,022	6.2	226,138	36,447	6.4
Operating expenses:
Research and product development	(33,370)	(3.0)	(38,994)	(2.0)	(104,882)	(16,904)	(3.0)
Sales and marketing	(57,994)	(5.2)	(110,071)	(5.6)	(434,191)	(69,979)	(12.3)
General and administrative	(62,006)	(5.6)	(69,679)	(3.6)	(166,988)	(26,914)	(4.7)
Other operating income	775	0.1	1,689	0.1	6,902	1,112	0.2

Loss from operations	(113,446)	(10.2)	(97,033)	(5.0)	(473,020)	(76,237)	(13.4)
Other income/(expenses):
Interest income	7,432	0.7	16,163	0.8	31,284	5,042	0.9
Foreign exchange related (losses)/gains, net	(741)	(0.1)	1,286	0.1	(5,334)	(860)	(0.2)
Other loss, net	(357)	(0.0)	(48)	(0.0)	(788)	(127)	(0.0)

Loss before provision for income taxes	(107,112)	(9.6)	(79,632)	(4.1)	(447,858)	(72,182)	(12.7)
Provision for income taxes	(78)	(0.0)	—	—	—	—	—

Net loss	(107,190)	(9.6)%	(79,632)	(4.1)%	(447,858)	(72,182)	(12.7)%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Total revenues increased by 81.1% from RMB1,962.5 million in 2013 to RMB3,554.7 million (US$572.9 million) in 2014. This increase was primarily due to an increase in our revenues from both organized tours and self-guided tours.

•                  Revenues from organized tours. Revenues from organized tours, substantially all of which are recognized on a gross basis, increased by 81.4% from RMB1,892.8 million in 2013 to RMB3,432.8 million (US$553.3 million) in 2014, primarily due to the growth in the number of trips of our organized tours. This was a result of the rapid growth in demand for travel to certain international destinations, such as Europe, North America, South Korea and Japan, and for domestic tours. During the same period, the number of trips of our organized tours (excluding local tours) increased by 93.9% from 367,104 to 711,847 and the number of trips of our local tours increased by 56.4% from 687,121 to 1,074,335.

•                  Revenues from self-guided tours. Revenues from self-guided tours, which are recognized on a net basis, increased by 90.4% from RMB48.9 million in 2013 to RMB93.1 million (US$15.0 million) in 2014. The increase in revenues from self-guided tours generally reflected an increase in the number of trips for self-guided tours due to the growth in domestic travel, demand for cruise line products and travel to certain popular international destinations such as Maldives. The number of trips for our self-guided tours increased by 78.7% from 221,412 in 2013 to 395,652 in 2014.

•                  Other revenues. Other revenues increased by 38.6% from RMB20.7 million in the 2013 to RMB28.8 million (US$4.6 million) in 2014, primarily due to the increase in service fees we received from insurance companies that sell travel insurance products through our online platform, commissions from sales of tickets for tourist attractions and the advertising fees we received from tourism boards and bureaus.

Net Revenues. Net revenues increased by 81.3% from RMB1,949.7 million in 2013 to RMB3,534.9 million (US$569.7 million) in 2014, as a result of our increased total revenues, partially offset by the resulting increase in business and related taxes over the same periods.

Cost of Revenues. Cost of revenues increased by 80.8% from RMB1,829.7 million in 2013 to RMB3,308.8 million (US$533.3 million) in 2014, primarily due to the increase in the cost to suppliers of our organized tours. Cost to suppliers of our organized tours increased mainly as a result of the increase in the sales of our organized tours (excluding local tours) from 367,104 trips in 2013 to 711,847 trips in 2014 and the sales of our local tours from 687,121 trips in 2013 to 1,074,335 trips in 2014. As a percentage of our net revenues, our cost of revenues was 93.8% in 2013 compared to 93.6% in 2014.

Operating Expenses. Operating expenses increased by 222.1% from RMB217.1 million in 2013 to RMB699.2 million (US$112.7 million) in 2014, due to increases in sales and marketing expenses, research and product development expenses and general and administrative expenses, partially offset by the increase in our other operating income.

•                  Research and product development. Research and product development expenses increased by 169.0% from RMB39.0 million in 2013 to RMB104.9 million (US$16.9 million) in 2014, primarily attributable to investments in new product offerings and mobile related initiatives, and the rise in technology expenses and personnel expenses for product development.

•                  Sales and marketing. Sales and marketing expenses increased by 294.5% from RMB110.1 million in 2013 to RMB434.2 million (US$70.0 million) in 2014. The increase was primarily attributable to an increase in marketing and promotional expenses, primarily brand-promotion campaigns and advertisements.

•                  General and administrative. General and administrative expenses increased by 139.7% from RMB69.7 million in 2013 to RMB167.0 million (US$26.9 million) in 2014, primarily attributable to the increases in the headcount of, and higher average compensation paid to, our general and administrative personnel as a result of our business expansion and an increase in the professional service fees associated with being a public company.

•                  Other operating income. Other operating income increased from RMB1.7 million in 2013 to RMB6.9 million (US$1.1 million) in 2014.

Net Loss. As a result of the foregoing, net loss increased from RMB79.6 million in 2013 to RMB447.9 million (US$72.2 million) in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Total revenues increased by 75.2% from RMB1,120.3 million in 2012 to RMB1,962.5 million in 2013. This increase was primarily due to an increase in our revenues from both organized tours and self-guided tours.

•                  Revenues from organized tours. Revenues from organized tours, substantially all of which are recognized on a gross basis, increased by 76.1% from RMB1,075.1 million in 2012 to RMB1,892.8 million in 2013, due to the growth in the number of trips of our organized tours and the average gross bookings per trip of our organized tours. This was a result of the expansion of our organized tour portfolio in terms of departing cities and travel destinations and our increased marketing efforts in promoting our organized tours. During the same period, the number of trips of our organized tours (excluding local tours) increased by 55.8% from 235,607 to 367,104 and the number of trips of our local tours increased by 36.5% from 503,342 to 687,121.

•                  Revenues from self-guided tours. Revenues from self-guided tours, which are recognized on a net basis, increased by 50.9% from RMB32.4 million in 2012 to RMB 48.9 million in 2013. The increase in revenues from self-guided tours generally reflected an increase in the number of trips for self-guided tours during the period, which increased by 101.4% from 109,910 in 2012 to 221,412 in 2013.

•                  Other revenues. Other revenues increased by 60.5% from RMB12.9 million in 2012 to RMB20.7 million in 2013, primarily due to the increase in service fees we received from insurance companies that sell travel insurance products through our online platform, commissions from sales of tickets for tourist attractions and the increase in the advertising fees we received from tourism boards and bureaus.

Net Revenues. Net revenues increased by 75.2% from RMB1,112.9 million in 2012 to RMB1,949.7 million in 2013, as a result of our increased total revenues, partially offset by the resulting increase in business and related taxes over the same periods.

Cost of Revenues. Cost of revenues increased by 70.4% from RMB1,073.7 million in 2012 to RMB1,829.7 million in 2013, primarily due to the increase in the cost to suppliers of our organized tours. Cost to suppliers of our organized tours increased mainly as a result of the increase in the sales of our organized tours (excluding local tours) from 235,607 trips in 2012 to 367,104 trips in 2013 and the sales of our local tours from 503,342 trips in 2012 to 687,121 trips in 2013. As a percentage of our net revenues, our cost of revenues decreased from 96.5% in 2012 to 93.8% in 2013, primarily due to the decrease in cost to suppliers of our organized tours as a percentage of our net revenues from 90.7% in 2012 to 89.7% in 2013, which reflected our efforts in sourcing travel products at more competitive prices.

Operating Expenses. Operating expenses increased by 42.3% from RMB152.6 million in 2012 to RMB217.1 million in 2013, due to the increases in sales and marketing expenses, research and product development expenses and general and administrative expenses, partially offset by the increase in our other operating income.

•                  Research and product development. Research and product development expenses increased by 16.8% from RMB33.4 million in 2012 to RMB39.0 million in 2013, primarily attributable to the increases in the headcount and the average salary of our research and product development personnel.

•                  Sales and marketing. Sales and marketing expenses increased by 89.8% from RMB58.0 million in 2012 to RMB110.1 million in 2013. The increase was primarily attributable to the increase in marketing and promotional expenses in 2013, mainly resulting from increased expenses associated with our online and outdoor marketing efforts.

•                  General and administrative. General and administrative expenses increased by 12.4% from RMB62.0 million in 2012 to RMB69.7 million in 2013, primarily attributable to the increases in the headcount and average salary of our general and administrative personnel.

•                  Other operating income. Other operating income increased from RMB0.8 million in 2012 to RMB1.7 million in 2013.

Provision for Income Taxes. We did not make any provision for income taxes in 2013, as compared to RMB77,890 in 2012.

Net Loss. As a result of the foregoing, net loss decreased from RMB107.2 million in 2012 to RMB79.6 million in 2013.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and Renminbi has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.2046 per U.S. dollar as of December 31, 2014. As of December 31, 2014, we recorded RMB1.4 million (US$0.2 million) of net foreign currency translation loss in accumulated other comprehensive loss as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment..” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results and margins would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below.

Revenue Recognition

We generate revenues primarily from selling packaged tours and travel-related services. Our main product and service offerings include (i) organized tours, (ii) self-guided tours and (iii) other travel-related services. Organized tours offer pre-arranged itineraries, transportation, accommodations, entertainment, meals and tour guide services and customers pay one lump-sum fee in exchange for such a package. Self-guided tours consist of a combination of flights and hotel bookings or cruise trips, which are often offered to customers at a more favorable price as compared to customers purchasing these travel-related products and services on a stand-alone basis. Other travel-related services primarily include sales of tourist attraction tickets, visa processing services and advertising services that we provide to domestic and foreign tourism boards and bureaus.

Revenues are recognized in accordance with ASC 605, Revenue Recognition, when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred or service has been provided and collectability is reasonably assured.

Organized tours

Substantially all of our revenues from organized tours are recognized on gross basis, which represent amounts charged to and received from customers, as we are the primary obligor in the arrangement and bear the risks and rewards, including the customers’ acceptance of products and services delivered. While we do not generally assume the inventory risk of purchasing travel services before customers place an order, we assess the facts and circumstances and conclude that we are the principal in organized tour arrangements. Factors that support our conclusion mainly include the following:

•                  We are the primary obligor in the arrangement as we are responsible for the ultimate customer acceptance for all products and services rendered. Such commitment is also made in the contracts we enter into with our customers. We are the party retained by and paid by our customers. In situations of customer disputes, where the customer files a complaint or demands a refund, we assume risks and responsibilities for the delivery of organized tours and we, rather than the travel suppliers, are responsible for (and solely authorized to grant) refunding the customers their payments.

•                  We independently determine the prices charged to customers for organized tours, as well as the prices paid to travel suppliers and subcontractors.

•                  We conduct a rigorous process in qualifying our travel suppliers and selecting travel products and services at our discretion before selling these products to our customers, and participate in the design of organized tours.

Revenues from organized tours are recognized when customers return from the tour as delivery is only considered completed upon conclusion of the entire organized tour.

Self-guided tours

Revenues from self-guided tours are recognized on a net basis, representing the difference between the amount the customer pays us, and the amount we pay our travel suppliers. We generally do not assume inventory risk and have limited involvement in determining the product or service specifications in the self-guided tour arrangements. Customers purchase self-guided tours based on the desired products specified, and we provide limited additional services to customers. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation. Therefore, we are an agent for the travel suppliers in the self-guided tour transactions and revenues from self-guided tours are reported on net basis. Revenues from self-guided tours are recognized when the tours end, as commissions are not earned until this time according to the contractual arrangements entered into with travel suppliers.

Other revenues

For other travel-related services such as sales of tourist attraction tickets and visa processing services, we generally earn a commission or service fee from travel suppliers and revenues recognized represents the commissions earned from these transactions on net basis. We also enter into contractual arrangements with domestic and foreign tourism boards and bureaus, and provide advertising services on our online platform. Revenues are recognized when tickets are issued or when services are rendered.

Customer incentives

We have a customer loyalty program that offers customers coupons, travel vouchers, membership points or cash rewards. We account for these customer incentives in accordance with ASC 605-50, Customer Payments and Incentives. For coupons and travel vouchers offered where prior purchase is not required, we account for them as a reduction of revenues when revenues are recognized. We also assess coupons and vouchers offered to customers as part of a current purchase that give customers a right but not an obligation to make future purchases, and concluded that the discounts offered are insignificant; as such, no deferral of revenues are considered necessary.

For membership points earned by customers which provide travel awards upon point redemption, we use the incremental cost method to estimate our future obligation to our customers, and record the incremental costs as sales and marketing expenses in the consolidated statements of comprehensive loss. Unredeemed membership points are recorded in other current liabilities in the consolidated balance sheets. Cash rewards earned by customers are recorded as a reduction to revenues, with corresponding unclaimed amount recorded in other current liabilities. We adjust the liability when the membership points and cash rewards remain unclaimed upon program expiration, which is typically two years from the day when the membership points and cash rewards are awarded.

Research and Product Development

Research and product development expenses include salaries and other compensation-related expenses for our research and product development personnel, as well as office rental, depreciation and other related expenses for our research and product development function. We recognize software development costs in accordance with ASC 350-40 “Software—internal use software.” We expense all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with repair or maintenance of the existing websites or software for internal use. Certain costs associated with developing internal use software are capitalized when such costs are incurred within the application development stage of software development.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive loss. As of December 31, 2013 and 2014, we did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

Share-based Compensation

We account for share options granted to employees in accordance with ASC 718, Stock Compensation. The 2014 Share Incentive Plan, or the 2014 Plan, allows the plan administrator to grant options, restricted shares and restricted share units. The 2008 Plan allows the plan administrator to grant options and restricted shares to our employees, directors, and consultants. The plan administrator under both plans is our board of directors or a committee appointed and determined by the board. The board may also authorize one or more of our officers to grant awards under the plan. In accordance with the guidance, we determine whether a stock-based award should be classified and accounted for as a liability award or equity award. Under the 2008 Plan and the 2014 Plan, we only granted options to employees and directors, and such stock-based compensation is considered to be equity classified awards, and is recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model. Share-based compensation expense is recorded net of an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Under the 2008 Plan and the 2014 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2008 Plan includes an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after our ordinary shares become listed securities, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of our assets, or a merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. Therefore, since the adoption of the 2008 Plan through the date of the completion of our initial public offering, we did not recognize any stock-based compensation expense for options granted, because an exercisable event as described above did not occur. The satisfaction of the performance condition became probable upon completion of our initial public offering, and we recorded a significant cumulative expense for share-based awards granted for which the service condition has been satisfied as of that date. Accordingly, we recognized a significant share-based compensation expense of RMB39.2 million (US$6.3 million) in  2014. The estimates we used to determine the fair value of these options in computing our share-based compensation expense are determined on the respective grant dates, and will not change when the underlying shares begin trading because our options are equity classified awards.

The following table sets forth the options granted under the 2008 Plan and the 2014 Plan in 2012, 2013 and 2014:

	Number of	Exercise Price		Fair Value of Option as of the Grant Date		Fair Value of the Underlying Ordinary Shares as of the Grant Date		Intrinsic Value as of the Grant Date		Type of
	Options Granted	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	Valuation
December 16, 2012	6,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
January 7, 2013	2,177,133	0.90	5.45	0.44	2.66	0.91	5.51	0.01	0.06	Retrospective
March 23, 2013	5,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
April 18, 2013	45,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
June 3, 2013	20,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
June 28, 2013	20,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
July 1, 2013	20,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
August 1, 2013	3,809,985	0.0001	0.001	1.20	7.26	1.20	7.26	1.20	7.26	Retrospective
August 15, 2013	378,192	1.79	10.84	0.44	2.66	1.20	7.26	N/A	N/A	Retrospective
October 30, 2013(1)	500,000	1.14	6.90	1.07	6.48	1.82	11.02	0.68	4.12	Contemporaneous
October 30, 2013(1)	190,000	1.14	6.90	0.98	5.93	1.82	11.02	0.68	4.12	Contemporaneous
November 30, 2013(1)	10,000	2.00	12.11	0.93	5.63	1.98	11.99	N/A	N/A	Contemporaneous
November 30, 2013(1)	270,000	2.00	12.11	0.79	4.78	1.98	11.99	N/A	N/A	Contemporaneous
April 1, 2014(1)(3)	150,000	5.00	31.02	1.23	7.64	3.33	20.66	—	—	Contemporaneous
April 1, 2014(1)(3)	426,000	5.00	31.02	0.93	5.78	3.33	20.66	—	—	Contemporaneous
June 13, 2014	2,700,000	3.00	18.61	3.73	23.14	5.61	34.79	2.61	16.19	Contemporaneous
August 15, 2014(1)	800,000	3.00	18.61	4.89	30.34	6.98	43.31	3.98	24.69	Contemporaneous
August 15, 2014(1)	1,575,000	3.00	18.61	4.60	28.54	6.98	43.31	3.98	24.69	Contemporaneous
December 8, 2014(1)	60,000	3.59	22.27	2.04	12.66	3.59	22.27	—	—	Contemporaneous
December 8, 2014(1)	766,000	3.59	22.27	1.58	9.80	3.59	22.27	—	—	Contemporaneous
March 6. 2015(1)	2,428,200	4.21	26.12	2.39	14.83	4.21	26.12	—	—	Contemporaneous
March 6. 2015(1)	2,027,800	4.21	26.12	2.14	13.28	4.21	26.12	—	—	Contemporaneous

(1)         Options granted to officers and non-officer employees result in different fair value on the same grant date.

(2)         The translations from U.S. dollars to Renminbi were made at a rate of RMB6.0537 to US$1.00, the exchange rate in effect as of December 31, 2013 for option granted before December 31, 2013 and a rate of RMB6.2046 to US$1.00, the exchange rate in effect as of December 31, 2014 for the options granted after January 1, 2014, solely for the convenience of the readers.

(3)         We modified the exercise price from $5.00 to $3.00 on May 15, 2014.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Options

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm before the completion of our initial public offering on May 9, 2014. As part of our valuation process for share-based awards granted in 2012, 2013 and April 2014, we have also taken into consideration the transaction value of independent third parties’ private equity investments in us that are closest to the respective valuation dates. Our management is ultimately responsible for all assumptions and valuation methodologies used in such determination. The fair value of each option grant is estimated on the date of grant with the following assumptions:

•                  Expected volatility. We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

•                  Risk-free interest rate (per annum). We estimated risk-free interest rate based on the yield to maturity of US Treasury Bonds with a maturity similar to the expected expiry of the term.

•                  Exercise multiple. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees.

•                  Expected dividend yield. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

•                  Expected term (in years). Expected term is the contract life of the option.

•                  Expected forfeiture rate (post-vesting). Estimated based on historical employee turnover rate after each option grant.

Changes in the estimates used to determine the fair value of awards

After the completion of our initial public offering, in addition to the significant estimates and assumptions disclosed above, we take the following factors into consideration, which affect the estimates we use to determine the fair value of awards on their respective grant dates:

•                  Expected volatility. We determine if there is sufficient history for us to calculate volatility using trading prices of our own ADSs. Additionally, we may update the list of comparable companies from time to time.

•                  Risk-free interest rate (per annum). We update this estimate each time a new stock award is granted.

•                  Exercise multiple. The exercise multiple is estimated based on a consideration of empirical studies on the actual exercise behavior of employees of comparable companies as we currently do not have a sufficiently long history of employee exercise patterns. Based on our employees’ exercise behavior and pattern, we continue to update this estimate when stock awards are granted.

•                  Expected dividend yield. This estimate remained unchanged since our initial public offering and is unlikely to change in the foreseeable future, as we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

•                  Expected term (in years). This estimate did not change upon completion of our initial public offering.

•                  Expected forfeiture rate (post-vesting). We update this estimate each time a new stock award is granted based on the turnover rate of our employees.

•                  Fair value of our ordinary shares. The fair value of our ordinary shares on the grant date is determined based on the trading price of our ADSs on such date, as opposed to applying the income approach valuation method.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Ordinary Shares before the completion of our initial public offering on May 9, 2014

As part of our valuation of share-based awards granted before the completion of our initial public offering, determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options for share-based awards granted before the completion of our initial public offering, we, with the assistance of independent appraisers, performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

For all share-based awards granted before the completion of our initial public offering, we, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. We and our appraisers considered the market and cost approaches as inappropriate for valuing our ordinary shares because no exactly comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and our appraisers relied solely on the income approach in determining the fair value of our ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company.

The income approach involves applying discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in online leisure travel market. The revenue and cost assumptions we used are consistent with our long-term business plan and market conditions in the online leisure travel market. We also have to make complex and subjective judgments regarding our unique business risks, our limited operating history, and future prospects at the time of grant. Other assumptions we used in deriving the fair value of our equity include:

•                  no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions in China;

•                  no material changes will occur in the current taxation law in China and the applicable tax rates will remain consistent;

•                  we have the ability to retain competent management and key personnel to support our ongoing operations; and

•                  industry trends and market conditions for the online leisure travel market will not deviate significantly from current forecasts.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

The other major assumptions used in calculating the fair value of ordinary shares include:

•                  Weighted average cost of capital, or WACC. Our cash flows were discounted to present value using discount rates that reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimate of our weighted average cost of capital, or WACC, on the grant date. The WACCs were determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, country risk premium, size of our company, scale of our business and our ability in achieving forecast projections. WACCs of 25%, 23%, 22% and 22%, were used for dates as of January 7, 2013, August 1, 2013, October 30, 2013 and November 30, 2013, respectively.

•                  Comparable companies. In deriving the WACCs, which are used as the discount rates under the income approach, six to eight publicly traded companies in the U.S. (varied by valuation time points), two publicly traded companies in Australia, and one publicly traded company in China online travel industry were selected for reference as our guideline companies.

•                  Discount for lack of marketability, or DLOM. At the time of above grants, we were a closely-held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Finnerty’s average-strike put option model. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry. Based on the analysis, DLOM of 16%, 13%, 11% and 11% were used for the valuation of our ordinary shares as of January 7, 2013, August 1, 2013, October 30, 2013 and November 30, 2013, respectively.

Significant Factors Contributing to the Difference in Fair Value Determined

The determined fair value of our ordinary shares increased from US$0.91 (RMB 5.51) per share as of December 16, 2012 to US$1.20 (RMB 7.26) per share as of August 1, 2013. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•                  continued adoption and increased penetration of online leisure travel and the consistent strong growth seen in the overall industry;

•                  improvement of our financial and operating performance in 2013 which was primarily attributable to increased economies of scale, greater bargaining power with travel suppliers, and hence improved gross margin in 2013; and

•                  management’s adjustment of our financial forecasts to reflect the anticipated higher revenue growth rate and long-term profitability in the future due to the abovementioned developments.

The determined fair value of our ordinary shares increased from US$1.20 (RMB7.26) per share as of August 1, 2013 to US$1.82 (RMB11.02) per share as of October 30, 2013 and further to US$1.98 (RMB11.99) per share as of November 30, 2013. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•                  the improvement of our financial and operating performance in 2013, which was primarily attributable to increased economies of scale, including greater pricing power with travel suppliers;

•                  the issuance of Series D convertible preferred shares in August 2013, which provided us with additional capital for our business expansion;

•                  management’s adjustment of our financial forecast to reflect the anticipated higher revenue growth rate and better financial performance in the future due to the abovementioned developments; and

•                  the commencement of our initial public offering preparation process in November 2013 and the completion of our initial public offering in 2014, resulting in a decrease in the expected time period leading to a liquidity event. As we progressed towards our initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease in the DLOM.

The determined fair value of our ordinary shares increased from US$1.98 (RMB11.99) per share as of November 30, 2013 to US$3.33 (RMB20.18) per share, the mid-point of the estimated price range identified on the front cover of our preliminary prospectus for our initial public offering dated April 28, 2014. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•                  the improvement of our financial and operating performance in the first quarter of 2014, which was primarily attributable to increased economies of scale, including greater bargaining power with travel suppliers and increased customer base;

•                  the short-term negative impact resulted from the promulgation of the Tourism Law in October 2013 has been fading, and we saw a steady and sustainable increase in the number of customers purchasing the more expensive organized tours in the first quarter of 2014, which resulted in higher average gross booking per trip; and we confidentially submitted the registration statement relating to our initial public offering to the SEC in the first quarter of 2014 and completed our initial public offering in May 2014, resulting in a decrease in the expected time period leading to a liquidity event. As we progressed towards our initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease in the DLOM.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. We are in the process of evaluating the impact of adopting this guidance.

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. We are in the process of evaluating the impact of adopting this guidance.

In August 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter; early adoption is permitted. We are in the process of evaluating the impact of adopting this guidance.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of adopting this guidance.

B.                                    Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, private issuances of ordinary and preferred shares, and our initial public offering. Prior to the completion of our initial public offering in May 2014, we financed our operations primarily through cash generated from our operating activities, private issuances and sales of preferred shares. In May 2014, we completed our initial public offering in which we issued and sold 8,580,000 ADSs representing 25,740,000 Class A ordinary shares. Concurrently with our initial public offering, we issued and sold 5,000,000, 5,000,000 and 1,666,666 Class A ordinary shares to each of DCM Hybrid RMB Fund, L.P., Ctrip Investment Holding Ltd. and Qihoo 360 Technology Co. Ltd., respectively. As a result of our initial public offering and such concurrent private placements, we raised an aggregate of approximately US$106.3 million (RMB659.5 million) in proceeds, net of underwriting commissions.  In December 2014 we also entered into a share subscription agreement with Unicorn Riches Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Ctrip Investment Holding Ltd. and the respective personal holding companies of Tuniu’s chief executive officer and chief operating officer, pursuant to which we issued and sold a total of 36,812,868 newly issued class A ordinary shares. As a result of this sale, we raised an aggregate of approximately US$148.0 million (RMB918.3 million) in proceeds.

Generally, our customers pay us upon contract confirmation, which is usually more than one month before the departure dates, and we pay our travel suppliers at a later date, such as at the end of each month. The timing difference between when the cash is collected from our customers and when payments are made to our travel suppliers increases our operating cash inflow and provides us with a source of liquidity to fund our settlement of outstanding accounts payable to travel suppliers and our prepayment to our travel suppliers to secure organized tours and self-guided tours during peak seasons.

In connection with the increase in the sales of our travel products and services, advances from customer increased from RMB244.2 million as of December 31, 2012 to RMB396.7 million as of December 31, 2013 and further to RMB638.8 million (US$103.0 million) as of December 31, 2014. In addition, primarily due to timing differences between when cash is collected from our customers and when payments are made to our travel suppliers and the expansion of our business, accounts payable increased from RMB127.2 million as of December 31, 2012 to RMB289.0 million as of December 31, 2013 and further to RMB382.7 million (US$61.7 million) as of December 31, 2014. Furthermore, primarily due to the increase in our prepayment to travel suppliers as a result of our business expansion, prepayments and other current assets increased from RMB127.0 million as of December 31, 2012 to RMB286.6 million as of December 31, 2013 and further to RMB575.3 million (US$92.7 million) as of December 31, 2014. Moreover, due to investments in branding campaigns and advertisements to drive our mobile business expansion in 2014, our sales and marketing expenses increased from RMB58.0 million in 2012, to RMB110.1 million in 2013 and further to RMB434.2 million (US$70.0 million) in 2014. As a result, our net cash provided by operating activities was RMB14.7 million and RMB116.7 million in 2012 and 2013, respectively, and our net cash used in operating activities was RMB271.1 million (US$43.7 million) in 2014.

Our principal uses of cash for the years ended December 31, 2012, 2013 and 2014 were for operating activities, primarily marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2012, 2013 and 2014, we had RMB336.1 million, RMB755.7 million and RMB1,970.3 million (US$317.6 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2014.

In November 2014, we entered into framework cooperation agreements with four PRC-based banks under which the banks intend to make available loan facilities up to an aggregate of RMB4.0 billion with terms ranging from two to five years to us or our suppliers. The actual borrowings under the framework agreements are subject to execution of definitive agreements and final approvals by the respective banks. In the definitive financing agreements executed among banks, our suppliers and us pursuant to the framework agreements, we did not provide guarantee for our suppliers’ borrowings nor bear the banks’ credit risks.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may require additional cash due to unanticipated business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or secure debt funding from financial institutions.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	14,663	116,736	(271,101)	(43,694)
Net cash used in investing activities	(46,786)	(304,218)	(227,923)	(36,735)
Net cash provided by financing activities	—	306,360	1,540,397	248,267
Effect of exchange rate changes on cash and cash equivalents	(740)	1,287	(3,053)	(492)
Net increase/(decrease) in cash and cash equivalents	(32,863)	120,165	1,038,320	167,347
Cash and cash equivalents at beginning of the period	332,101	299,238	419,403	67,595
Cash and cash equivalents at the end of the period	299,238	419,403	1,457,722	234,942

Operating Activities

Our net cash used in operating activities was RMB271.1 million ( US$43.7million) in 2014, primarily attributable to cash inflows from sales of our travel products and services of RMB5,289.1 million (US$852.5 million) and cash inflows from interest income and government subsidies of RMB35.1 million (US$5.6 million), that were offset by cash outflows due to payments to our travel suppliers of RMB4,796.3 million (US$773.0 million), payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB524.3 million (US$84.5 million), payments to employees and for employees’ benefits of RMB257.4 million (US$41.5 million) and payments of taxes and levies of RMB17.2 million (US$2.8 million).

Our net cash provided by operating activities was RMB116.7 million in 2013, primarily attributable to cash inflows from sales of our travel products and services of RMB3,199.2 million and cash inflows from interest income and government subsidies of RMB13.0 million , partially offset by cash outflows due to payments to our travel suppliers of RMB2,842.0 million , payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB130.6 million , payments to employees and for employees’ benefits of RMB110.8 million and payments of taxes and levies of RMB12.1 million .

Our net cash provided by operating activities was RMB14.7 million in 2012, primarily attributable to cash inflows from sales of our travel products and services of RMB1,760.3 million and cash inflows from interest income and government subsidies of RMB7.9 million, partially offset by cash outflows due to payments to our travel suppliers of RMB1,576.3 million, payments to employees and for employees’ benefits of RMB101.3 million, payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB68.2 million and payments of taxes and levies of RMB7.7 million.

Investing Activities

Our net cash used in investing activities was RMB227.9 million (US$36.7 million) in 2014, primarily attributable to the purchase of short-term investments of RMB547.6 million (US$88.3 million), the purchase of property and equipment and intangible assets of RMB50.6 million (US$8.2 million) and the increase in our balance of restricted cash of RMB34.8 million (US$5.6 million), offset by the proceeds from the disposal of short-term investments of RMB405.0 million (US$65.3 million).

Our net cash used in investing activities was RMB304.2 million in 2013, primarily attributable to the purchase of short-term investments of RMB451.8 million and the purchase of property and equipment and intangible assets of RMB4.8 million, offset by the proceeds from the disposal of short-term investments of RMB154.8 million.

Our net cash used in investing activities was RMB46.8 million in 2012, attributable to the purchase of short-term investments of RMB224.0 million and the purchase of property and equipment and intangible assets of RMB21.4 million, partially offset by proceeds from disposal of short-term investments of RMB194.0 million.

Financing Activities

Our net cash provided by financing activities in 2014 was RMB1,540.4 million (US$248.3 million), attributable to the net proceeds of our initial public offering and the concurrent private placements as well as the private placement in December 2014.

Our net cash provided by financing activities in 2013 was RMB306.4 million , attributable to the net proceeds from issuance of Series D preferred shares.

Our net cash provided by financing activities in 2012 was nil.

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB21.4 million, RMB4.8 million and RMB50.6 million (US$8.2 million) in 2012, 2013 and 2014, respectively. Our capital expenditures were primarily used to purchase equipment and intangible assets for our business. As of December 31, 2014, capital commitments relating to leasehold improvement and installation of equipment were approximately RMB1.4 million (US$0.2 million).

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Under PRC law, each of our subsidiaries and our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds at its discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As our PRC subsidiaries and consolidated affiliated entities have incurred losses, they have not started to contribute to the staff welfare and bonus funds. Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Research and Development

We have built our technology infrastructure with high levels of performance, reliability, scalability and security. We rely on internally developed proprietary technologies and licensed technologies to manage and improve our website, mobile platform and management systems. We have a team of approximately 400 engineers dedicated to research and development in the areas of website operations, mobile platform, search engine, data analytics and supply chain management system.

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. In 2012, 2013 and 2014 our research and product development expenses accounted for 3.0%, 2.0% and 3.0% of our net revenues, respectively. During the same period, our research and product development expenses increased in order to support our business expansion, primarily attributable to the increases in the headcount and the average salary of our research and product development personnel. We expect research and product development expenses to increase in absolute amounts as the results of our continual research and product development efforts and the increase in share-based compensation expenses.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                     Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2014.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating Lease Obligations(1)	108,857	22,502	40,345	26,398	19,612
Purchase Obligations(2)	1,439	1,439	—	—	—
Total	110,296	23,941	40,345	26,398	19,612

(1)         Operating lease obligations represent our obligations for the leased premises of our headquarters and regional service centers.

(2)         Purchase obligations consist primarily of contractual commitments in connection with leasehold improvements and the installation of equipment for our headquarters and regional service centers.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Item 6.                                                         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Dunde Yu	34	Co-founder, chairman and chief executive officer
Haifeng Yan	33	Co-founder, director and chief operating officer
Thomas Gai Tei Tsao	45	Director
Frank Lin	50	Director
Steve Yue Ji	42	Director
Eugene Chehchun Huang	36	Director
James Jianzhang Liang	45	Director
Onward Choi	44	Director
Jack Xu	47	Director
Conor Chia-hung Yang	52	Chief financial officer
Zhengrong Tang	45	Chief technology officer
Wei Tong	55	Vice president
Enjie Wu	43	Vice president of human resources center

Mr. Dunde Yu is our co-founder and has served as chairman of our board of directors and chief executive officer since our inception. Prior to founding our company, Mr. Yu was the chief technology officer of ci123.com in 2006, where he helped ci123.com become a leading Chinese childcare website. From 2004 to 2006, Mr. Yu served as the technical director of Bokee.com. Mr. Yu received a bachelor’s degree in mathematics from Southeast University in China in 2003.

Mr. Haifeng Yan is our co-founder and has served as our director since our inception. Prior to founding our company, Mr. Yan was one of the founding members and the chief operating officer of ci123.com, from 2005 to 2006, where he was responsible for daily operations and helped ci123.com become a leading Chinese childcare website. Mr. Yan served as an analyst of iTech Holdings Limited in 2004.

Mr. Thomas Gai Tei Tsao has served as our director since October 2008 and our independent director since April 2015. Mr. Tsao is a co-founder of Gobi Ventures, Inc. He has over two decades of experience in venture capital, fund management, and investment banking in China and the United States. Mr. Tsao is a co-founder of Beijing Technology Development Fund. Prior to founding Beijing Technology Development Fund, Mr. Tsao was a director of investment banking at Dresdner Kleinwort Benson (China), covering the technology, media and telecommunications sector, in 1998. From 1996 to 1997, Mr. Tsao worked for Seapower Financial Services Group. From 1992 to 1996, Mr. Tsao was an investment banker at Merrill Lynch in New York and Hong Kong. Mr. Tsao received a bachelor’s degree in economics from Harvard University in 1992.

Mr. Frank Lin has served as our director since December 2009. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of SINA Corporation, a Nasdaq-listed company. Mr. Lin co-founded sina.com’s precursor company, SinaNet, in 1995 and later guided the company through its listing on Nasdaq. Prior to founding SinaNet, Mr. Lin was a consultant at Ernst & Young Management Consulting Group. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of numerous companies invested by DCM, including Vipshop Holdings Limited, a NYSE-listed company, and 58.com Inc., a NYSE-listed company. Mr. Lin received a bachelor’s degree in engineering from Dartmouth College and a master’s degree in business administration from Stanford University.

Mr. Steve Yue Ji has served as our director since March 2011. Mr. Ji is a partner of Sequoia Capital China. Prior to joining Sequoia Capital in 2005, Mr. Ji worked at Walden International, Vertex Management and CIV Venture Capital, where he contributed to investments in numerous wireless, Internet and semiconductor companies in China. Prior to that, Mr. Ji worked for Seagate Technology China, a Nasdaq-listed company, among the first group of its employees in 1995. Mr. Ji has been a director of Noah Holdings Limited, a NYSE-listed company, since 2007 and an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a NYSE-listed company, since 2010. Mr. Ji received a master’s degree in business administration from China Europe International Business School in 1999 and a bachelor’s degree in engineering from Nanjing University of Aeronautics and Astronautics in Nanjing, China in 1995.

Mr. Eugene Chehchun Huang has served as our director since September 2013. Mr. Huang is a director of Temasek International Pte. Ltd. where he is responsible for investments in the technology, media and telecommunications industries. Prior to joining Temasek International Pte. Ltd. in 2012, Mr. Huang was an investment banker with the Hong Kong office of Bank of America Merrill Lynch from 2006 to 2012. Mr. Huang joined Merrill Lynch & Co. in New York in 2001. He received a bachelor’s degree of science (summa cum laude) from Leonard Stern School of Business at New York University.

Mr. James Jianzhang Liang has served as our director since July 2014. Mr. Liang is the chairman and Chief Executive Officer of Ctrip.com International, Ltd., a leading travel service provider for hotel accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. Prior to co-founding Ctrip in 1999, Mr. Liang held a number of technical and managerial positions at Oracle Corporation from 1991 to 1999 in the U.S. and China, including head of the ERP Consulting Division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns, 51job.com and eHi Car Services Limited. Mr. Liang received a Ph.D. in Economics from Stanford University in 2011 and a Master’s in Computer Science from the Georgia Institute of Technology.

Mr. Onward Choi has served as our independent director since May 2014 . Mr. Choi has been the acting chief financial officer of NetEase Inc., or NetEase, a Nasdaq-listed company, since July 2007. He previously served as NetEase’s financial controller from January 2005 to June 2007 and as its corporate finance director from November 2003 to December 2004. Prior to joining NetEase, Mr. Choi worked in the Beijing office of Ernst & Young, the Hong Kong Trade Development Council and the Hong Kong office of KPMG for over ten years. Mr. Choi currently serves as the chairman of the audit committee and an independent non-executive director of Beijing Jingkelong Company Limited and China ITS (Holdings) Co., Ltd., both of which are listed on the Hong Kong Stock Exchange. Mr. Choi is a member of the Institute of Chartered Accountants in England and Wales, a fellow member of the Association of Chartered Certified Accountants, a fellow member of the CPA Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants and a registered practicing certified public accountant in Hong Kong. Mr. Choi received a bachelor’s degree in accountancy with honors from the Hong Kong Polytechnic University.

Mr. Jack Xu has served as Tuniu’s independent director since May 2014. Mr. Xu is the managing partner at Seven Seas Venture Partners. Mr. Xu served as President and Chief Technology Officer of SINA Corporation, or SINA, a Nasdaq-listed company, from January 2013 to February 2015. Prior to joining Sina, Mr. Xu worked at Cisco as the Corporate Vice President of the Communications and Collaboration business unit. Previously, Mr. Xu served as Vice President of Engineering and Research at eBay from October 2002 to April 2008 and Chief Technology Officer at NetEase from May 2000 to July 2002. He led Excite’s search engine development in 1996, while pursuing a Ph.D. at the University of California at Berkeley. Mr. Xu received a bachelor’s degree and a master’s degree in information management from Sun Yat-Sen University in China.

Mr. Conor Chia-hung Yang has served as our chief financial officer since January 2013. Prior to joining us, Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc., a NYSE-listed company, from March 2010 to July 2012 and the chief financial officer of AirMedia Group Inc., a Nasdaq-listed company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and the chairman of the audit committee of IFM Investments Limited, a NYSE-listed company and an independent director and chairman of the audit committee of AirMedia Group Inc. Mr. Yang received a master’s degree of business administration from University of California, Los Angeles in 1992.

Mr. Zhengrong Tang has served as our chief technology officer since August 2013. Prior to joining us, Mr. Tang was the chief technology officer of China Gtel from 2012 to 2013, where he was responsible for the products, operations and technology of guahao.com. From 2004 to 2012, Mr. Tang served as a senior director of Alibaba Group’s alibaba.com, taobao.com and alipay.com and the chief technology officer of Alibaba Japan, where he was responsible for the architecture migration of taobao.com, the establishment of alipay.com, and the development of Alibaba’s international website. Between 2003 and 2004, Mr. Tang was the chief research architect of CTB/McGraw-Hill. From 1995 to 2003, Mr. Tang served as an architect at Neoforma, senior engineer at Comergent Technologies and technology manager at Perot Systems. Mr. Tang received a master’s degree in computer science from University of Pittsburgh in 1995, a bachelor’s degree in computer science from State University of New York at Albany in 1993.

Mr. Wei Tong joined our company in November 2014, and has served as our vice president in charge of cooperation with domestic and foreign tourism authorities as well as product development in travel destinations. Mr. Tong has worked in the travel services industry over three decades. Prior to joining us, Mr. Tong served as the vice president of the China International Travel Services Group Corporation from 2012 to 2014. From 1982 to 2012, Mr. Tong worked at the head office of China International Travel Services Limited, and served as the president of that company from 2009 to 2012. Mr. Tong received a bachelor’s degree from Beijing International Studies University in 1982 and a master’s degree in business management from New School University in 1987.

Mr. Enjie Wu has served as our vice president of human resources center since January 2010. Prior to joining us, Mr. Wu was the human resources general manager of Hisap Corporation from 2005 to 2010. From 2003 to 2005, Mr. Wu was the general manager of Jianghai Group. From 2001 to 2002, Mr. Wu served as the director of human resources of Beijing Yenova Decoration Co., Ltd. From 1993 to 2001, he was the human resource officer of Zindart Manufacturing Limited. Mr. Wu received a bachelor’s degree in economics and management from Sun Yat-Sen University in China in 1993.

B.                                    Compensation

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately RMB4.7 million (US$0.8 million) in cash to our executive officers and RMB0.4 million (US$0.06 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan, or the 2008 Plan, in 2008. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of the March 31, 2015, options to purchase 14,427,005 ordinary shares are issued and outstanding, and there are 81,348 ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

The following paragraphs summarize the terms of the 2008 Plan.

Types of Awards. The 2008 Plan permits the awards of options and restricted shares.

Plan Administration. Our board of directors or a committee appointed by our board will administer the 2008 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant, among other things. Our board of directors may authorize one or more officers of us to grant awards under the 2008 Plan, subject to parameters specified by the board of directors.

Award Agreement. Awards granted under the 2008 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award, among other things. Pursuant to the form award agreement under the 2008 Plan, 1/4 of the ordinary shares underlying the option shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option shall vest on a monthly basis in the following three years. However, the option may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.

Eligibility. We may grant awards to our employees and consultants of our company. However, we may grant options that are intended to qualify as incentive options only to our employees.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Transfer Restrictions. Options may not be transferred in any manner by the recipient other than by will or by the laws of descent or distribution, except as otherwise provided by the plan administrator.

Termination of the 2008 Plan. Unless terminated earlier, the 2008 Plan will terminate automatically in 2018. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval if required by applicable law.

2014 Share Incentive Plan

We adopted the 2014 Share Incentive Plan, or the 2014 Plan, in 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis. The ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis. As of March 31, 2015, there are options to acquire 9,701,000 ordinary shares and 210,000 restricted shares issued and outstanding under the 2014 Plan.

The following paragraphs summarize the terms of the 2014 Plan.

Types of Awards. The 2014 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board of directors or a committee designated by our board administers the 2014 Plan. The committee or the full board of directors, as applicable, determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2014 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control. If a change in control of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination of the 2014 Plan. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval or home country practice.

The following table summarizes, as of March 31, 2015, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan. As of March 31, 2015, there were options to acquire 14,427,005 and 9,701,000 ordinary shares issued and outstanding under the 2008 Plan and 2014 Plan, respectively.

	Ordinary Shares Underlying Options Awarded /	Exercise Price
Name	Restricted Shares	(US$/ Share)	(RMB/ Share)(2)	Date of Grant	Vesting Schedule		Date of Expiration
Dunde Yu	700,000	0.100	0.016	November 5, 2009	4 years	(1)	November 4, 2015
	1,100,000	0.226	0.036	March 11, 2011	4 years	(1)	March 10, 2017
	1,269,995	0.0001	0.00002	August 1, 2013	4 years	(1)	July 31, 2019
	900,000	3.000	0.484	June 13, 2014	4 years	(1)	June 12, 2024
	760,000	4.210	0.679	March 6, 2015	4 years	(1)	March 5, 2025
Haifeng Yan	700,000	0.100	0.016	November 5, 2009	4 years	(1)	November 4, 2015
	1,100,000	0.226	0.036	March 11, 2011	4 years	(1)	March 10, 2017
	1,269,995	0.0001	0.00002	August 1, 2013	4 years	(1)	July 31, 2019
	900,000	3.000	0.484	June 13,2014	4 years	(1)	June 12, 2024
	660,000	4.210	0.679	March 6, 2015	4 years	(1)	March 5, 2025
Conor Chia-hung Yang	*	0.900	0.145	January 7, 2013	4 years	(1)	January 6, 2019
	*	0.0001	0.00002	August 1, 2013	4 years	(1)	July 31, 2019
	*	3.000	0.484	June 13,2014	4 years	(1)	June 12, 2024
	*	4.210	0.679	March 6, 2015	4 years	(1)	March 5, 2025
Zhengrong Tang	*	1.135	0.183	October 30, 2013	4 years	(1)	October 29, 2019
	*	4.210	0.679	March 6, 2015	4 years	(1)	March 5, 2025
Enjie Wu	*	0.226	0.036	June 30, 2010	4 years	(1)	June 29, 2016
	*	0.226	0.036	March 11, 2011	4 years	(1)	March 10, 2017
	*	1.135	0.183	March 19, 2012	4 years	(1)	March 18, 2018
	*	1.790	0.288	August 15, 2013	4 years	(1)	August 14, 2019
	*	3.000	0.484	August 15, 2014	4 years	(1)	August 14, 2024
	*	4.210	0.679	March 6, 2015	4 years	(1)	March 5, 2025
WeiTong	*	3.590	0.579	December 8, 2014	4 years	(1)	December 7, 2024
Jack Xu	*+	N/A	N/A	May 9, 2014	4 years	(1)	May 8, 2024
Onward Choi	*+	N/A	N/A	May 9, 2014	4 years	(1)	May 8, 2024
Directors and officers as a group	15,834,378	—	—	—	—		—

*                 Shares underlying vested options less than 1% of our total outstanding shares.

+                   Denotes restricted share award; all other awards in this table are option awards.

(1)         Pursuant to the relevant award agreement, 1/4 of the ordinary shares underlying the option or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option or restricted shares shall vest on a monthly basis in the following three years. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(2)      The prices in Renminbi were translated using the rate of US$1.00 = RMB 6.2046, the exchange rate in effect as of December 31, 2014, solely for the convenience of the readers.

C.                                    Board Practices

Board of Directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested provided (a) such director has declared the nature of his or her interest, whether material or not, at the earliest meeting of the board at which it is practicable to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the NASDAQ rules. The directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees of the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Onward Choi, Mr. Jack Xu and Mr. Thomas Gai Tei Tsao and is chaired by Mr. Choi. Each of Mr. Choi, Mr. Xu and Mr. Thomas Gai Tei Tsao satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that each of Mr. Choi and Mr. Xu qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•                  reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•                  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                  discussing the annual audited financial statements with management and the independent registered public accounting firm;

•                  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•                  reviewing and reassessing annually the adequacy of our audit committee charter;

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Onward Choi, Mr. Eugene Chehchun Huang and Mr. Jack Xu, and is chaired by Mr. Choi. Each of Mr. Choi, Mr. Huang and Mr. Xu, satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                 reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Thomas Gai Tei Tsao, Mr. Jack Xu and Mr. Onward Choi, and is chaired by Mr. Xu. Each of Mr. Thomas Gai Tei Tsao, Mr. Xu and Mr. Choi satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•                  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•                  developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•                  evaluating the performance and effectiveness of the board as a whole.

Terms of Directors and Executive Officers

All directors hold office until they are removed by ordinary resolution of the shareholders or become disqualified from being a director in accordance with the terms of our articles of association. In addition, the service agreements between us, our subsidiaries, if applicable, and the directors do not provide benefits upon termination of their service. Director nominations by the board of directors are subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires a majority of the votes cast at a shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors.  For the periods of service of our directors as of December 31, 2014, see “—A. Directors and Senior Management.”

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10.B. Additional Information—Memorandum and Article of Association—Differences in Corporate Law—Directors’ Fiduciary Duties.”

D.                                    Employees

We had a total of 938, 1,415 and 2,799 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2014:

Function	Number of Employees
Management and administration	368
Tour advisor	683
Call center	158
Sales and marketing	168
Research and product development	968
Regional service centers	454
Total	2,799

We enter into standard employment agreements with all our employees. We also enter into confidentiality agreements with certain directors and executive officers that impose confidentiality obligations until the relevant information becomes public or is no longer considered confidential by us. In addition to salaries and benefits, we provide stock-based compensation and performance-based bonuses for our employees and commission-based compensation for our sales personnel.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and a housing provident fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees.

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2015 by:

•                  each of our current directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on (i) 189,982,980 ordinary shares outstanding as of March 31, 2015, including 104,485,144 Class B ordinary shares outstanding and 85,497,836 Class A ordinary shares outstanding (excluding 2,089,473 Class A ordinary shares, represented by 696,491 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	%†	Voting Power††
Directors and Executive Officers:*
Dunde Yu(1)	6,459,743	10,423,503	16,883,246	8.8	9.8
Haifeng Yan(2)	6,459,743	6,949,997	13,409,740	7.0	6.7
Thomas Gai Tei Tsao(3)	—	17,816,571	17,816,571	9.4	15.8
Frank Lin(4)	5,000,000	26,079,512	31,079,512	16.4	23.5
Steve Yue Ji(5)	—	14,323,364	14,323,364	7.5	12.7
Eugene Chehchun Huang(6)	—	20,833,333	20,833,333	11.0	18.4
James Jianzhang Liang(7)	8,731,034	—	8,731,034	4.6	0.8
Onward Choi	**	—	**	**	**
Jack Xu	**	—	**	**	**
Conor Chia-hung Yang	**	—	**	**	**
Zhengrong Tang	**	—	**	**	**
Enjie Wu	**	—	**	**	**
Wei Tong	—	—	—	—	—
All directors and executive officers as a group	28,596,077	96,426,280	125,022,357	63.6	87.3

Principal Shareholders:
DCM V, L.P. and Affiliates(8)	5,000,000	26,079,512	31,079,512	16.4	23.5
Esta Investments Pte Ltd.(9)	—	20,833,333	20,833,333	11.0	18.4
Gobi Fund II, L.P.(10)	—	17,816,571	17,816,571	9.4	15.8
Sequoia Capital 2010 CV Holdco, Ltd.(11)	—	14,323,364	14,323,364	7.5	12.7
Dragon Rabbit Capital Limited(12)	4,104,137	10,423,503	14,527,640	7.6	9.6
Verne Capital Limited(13)	4,104,137	6,949,997	11,054,134	5.8	6.5
JD.com E-Commerce (Investment) Hong Kong Corporation Limited(14)	12,436,780	—	12,436,780	6.5	1.1
Unicorn Riches Limited(15)	12,436,780	—	12,436,780	6.5	1.1

*                 Except for Messrs. Thomas Gai Tei Tsao, Frank Lin, Steve Yue Ji, Eugene Chehchun Huang, James Jianzhang Liang, Onward Choi and Jack Xu, the business address of our directors and executive officers is Tuniu Building, No.699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**          Shares underlying vested options of less than 1% of our total outstanding shares on an as-converted basis.

†          For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of March 31, 2015, which is 189,982,980 ordinary shares outstanding, including 104,485,144 Class B ordinary shares outstanding and 85,497,836 Class A ordinary shares (excluding 2,089,473 Class A ordinary shares, represented by 696,491 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after March 31, 2015..

††              For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2015, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)         Represents (i) 2,355,606 Class A ordinary shares underlying the options or restricted shares that have become fully vested as of March 31, 2015 or will become fully vested within 60 days after March 31, 2015, and (ii) 4,104,137 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary.

(2)         Represents (i) 2,355,606 Class A ordinary shares underlying the options or restricted shares that have become fully vested as of March 31, 2015 or will become fully vested within 60 days after March 31, 2015, and (ii) 4,104,137 Class A ordinary shares and 6,949,997 Class B ordinary shares held by Verne Capital Limited, a British Virgin Islands company. Verne Capital Limited is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary.

(3)         Represents 17,816,571 Class B ordinary shares held by Gobi Fund II, L.P. The business address of Mr. Tsao is Building 7, Innovation Park, 399 Keyuan Road, Shanghai 201203, PRC.

(4)         Represents (i) 22,881,096 Class B ordinary shares held by DCM V, L.P., (ii) 558,324 Class B ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 2,640,092 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., and (iv) 5,000,000 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P. We refer to DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. as DCM V, L.P. and Affiliates collectively. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.

(5)         Represents 14,323,364 Class B ordinary shares held by Sequoia Capital 2010 CV Holdco, Ltd. The business address of Mr. Ji is 2805, Plaza 66 Tower 2, 1366 Nanjing West Road, Shanghai, PRC.

(6)         Represents 20,833,333 Class B ordinary shares held by Esta Investments Pte Ltd. The business address of Mr. Huang is 60B Orchard Road, #06-18, Tower 2, The Atrium@ Orchard, Singapore 238891.

(7)         Represents 8,731,034 Class A ordinary shares held by Ctrip Investment Holding Ltd. The business address of Mr. Liang is 99 Fu Quan Road, Shanghai 200335, PRC.

(8)         Represents (i) 22,881,096 Class B ordinary shares held by DCM V, L.P., and (ii) 558,324 Class B ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 2,640,092 Class B ordinary shares held by DCM Hybrid RMB Fund, L.P., and (iv) 5,000,000 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P., whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner is DCM Hybrid RMB Fund International Ltd. DCM Hybrid RMB Fund International Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian, and Peter W. Moran, the directors of DCM Hybrid RMB Fund International Ltd. The business address of DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(9)         Esta Investments Pte Ltd. is indirectly wholly owned by Temasek Holdings (Private) Limited, its ultimate parent company. Temasek Holdings (Private) Limited is wholly owned by the Minister for Finance of Singapore. The business address of Esta Investments Pte Ltd. is 60B Orchard Road, #06-18, Tower 2, The Atrium@ Orchard, Singapore 238891.

(10)  The general partner of Gobi Fund II, L.P. is Gobi Ventures, Inc., which is beneficially owned by Wai Kit Lau, Chuan Chung Wang, Jiang Tao and Zhu Lin. The business address of Gobi Fund II, L.P. is Building 7, Innovation Park, 399 Keyuan Road, Shanghai 201203, PRC.

(11)  The shareholders of Sequoia Capital 2010 CV Holdco, Ltd. are Sequoia Capital China Venture 2010 Fund L.P., Sequoia Capital China Venture 2010 Partners Fund L.P. and Sequoia Capital China Venture 2010 Principals Fund L.P., which we collectively refer to as SCC 2010 Venture Funds. The SCC 2010 Venture Funds’ general partner is SC China Venture 2010 Management, L.P. The general partner of SC China Venture 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. The business address of Sequoia Capital 2010 CV Holdco, Ltd. is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(12)  Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited is a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The business address of Dragon Rabbit Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(13)  Verne Capital Limited is a British Virgin Islands company. Verne Capital Limited is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary. The business address of Verne Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(14)  The business address of JD.com E-Commerce (Investment) Hong Kong Corporation Limited is Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong. JD.com E-Commerce (Investment) Hong Kong Corporation Limited is a wholly-owned subsidiary of JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which in turn is a wholly-owned subsidiary of JD.com Inc., a NASDAQ listed company.

(15)  The business address of Unicorn Riches Limited is c/o Hony Capital Limited, Suite 2701, One Exchange Square, Central, Hong Kong . Unicorn Riches Limited is a wholly-owned subsidiary of Hony Capital Fund V, L.P. Hony Capital Fund V. L.P.’s general partner is Hony Capital Fund V GP, L.P. Hony Capital Fund V GP, L.P.’s general partner is Hony Capital Fund V GP Limited. John Huan Zhao and Legend Holdings Corporation,  have 80% and 20%, respectively, equity ownership of Hony Capital Fund V GP Limited.

To our knowledge, as of March 31, 2015, 62,124,387 of our outstanding ordinary shares are held by three record holders in the United States. The total number of shares held by the three record holders in the United States represents 32.7% of our total outstanding shares. This includes 38,684,967 ordinary shares (excluding 2,089,473 Class A ordinary shares, represented by 696,491 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPM Morgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.                                               Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements

For a description of the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, see “Item 4.C. Information on the Company—Organizational Structure.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

Private Placements, Repurchase and Redesignation

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Relationship with Ctrip

Ctrip Investment Holding Ltd.(“Ctrip” ) has one director in common with the Company. Ctrip purchased 5,000,000 shares in a private placement concurrent with our initial public offering and  purchased an additional 3,731,034 of Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014. Ctrip has also acted as service provider to us, and the associated commission fee was immaterial.

Employment Agreements and Indemnification Agreements

See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

Share Incentive Plans

See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                               Financial Information

A.                                    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business..   We are not currently a party to any material legal or administrative proceedings.

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12.D. Description of Securities Other than Equity Securities—American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Dividend Distribution” and “Item 12.D. Description of Securities Other than Equity Securities— American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                               The Offer and Listing

A.                                    Offering and Listing Details

Our ADSs, each representing three of our Class A ordinary shares, have been listed on NASDAQ since May 9, 2014. Our ADSs trade under the symbol “TOUR.” The following table provides the high and low closing trading prices for our ADSs on NASDAQ since the date of our initial public offering:

	Trading Price Per ADS in US$
	High	Low
Annual Highs and Lows
2014 (Since May 9, 2014)	24.00	10.07
Quarterly Highs and Lows
Second Quarter 2014 (Since May 9, 2014)	18.67	10.07
Third Quarter 2014	24.00	16.52
Fourth Quarter 2014	19.79	10.77
First Quarter 2015	15.58	12.04
Monthly Highs and Lows
October 2014	19.80	15.21
November 2014	20.19	12.50
December 2014	13.58	10.77
January 2015	13.70	12.08
February 2015	15.58	13.67
March 2015	15.07	12.04
April 2015 (through April 16, 2015)	15.66	12.59

B.                                                                          Plan of Distribution

Not applicable.

C.                                                                          Markets

Our ADSs have been listed on NASDAQ since May 9, 2014 under the symbol “TOUR.”

D.                                                                          Selling Shareholders

Not applicable.

E.                                                                          Dilution

Not applicable.

F.                                                                           Expenses of the Issue

Not applicable.

Item 10.                                        Additional Information

A.                                                                          Share Capital

Not applicable.

B.                                                                          Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in May 2014, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Ordinary Shares

General. Our authorized share capital is US$100,000 (RMB620,460) divided into 1,000,000,000 ordinary shares, with a par value of US$0.0001 (RMB 0.0006) each, which will be divided into 780,000,000 Class A ordinary shares with a par value of US$0.0001 (RMB 0.0006) each, 120,000,000 Class B ordinary shares with a par value of US$0.0001 (RMB 0.0006) each, and 100,000,000 shares of a par value of US$0.0001 (RMB0.0006) each of such class or classes (however designated) as our board of directors may determine. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our current articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of Class A ordinary shares and Class B ordinary shares are entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy. Each holder of our ordinary shares are entitled to vote such ordinary shares as are registered in his or her name on our register of members.

A quorum required for a meeting of shareholders consists of at least two shareholders who hold at least one third in nominal value of our share capital in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the aggregate voting power of our company. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other general meetings.  All holders of ordinary shares are permitted to attend general and extraordinary meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution is required for important matters such as a change of name or making changes to our current memorandum and articles of association.

Conversion. Each Class B ordinary share can be convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•                  the shares transferred are free of any lien in favor of the Company; and

•                  a fee of such maximum sum as the NASDAQ Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NASDAQ Global Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in a year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Law and our current articles of association permit us to purchase our own shares. In accordance with our current articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be materially adversely varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares, or by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Document on Display.”

Issuance of Additional Shares. Our current memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our current memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Register of Members.    Under the Companies Law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•                  a company acts or proposes to act illegally or ultra vires;

•                  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•                  those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange.”

E.                                    Taxation

Cayman Islands Taxation

Travers Thorp Alberga, our Cayman Islands counsel, has advised us that the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Tuniu Corporation is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Tuniu Corporation may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The SAT further released its Bulletin on Several Issues Concerning Enterprise Income Taxation on Income Arising from the Indirect Transfers of Property by Non-resident Enterprises (“SAT Bulletin [2015] No. 7” or “Bulletin 7”) which became effective on February 3, 2015. Bulletin 7 repealed the relevant Indirect Transfer provisions contained in Circular 698 and set forth more detailed rules for the tax treatment of Indirect Transfers of equity interests in PRC resident enterprises and other assets situated in China.  Bulletin 7 abolished the previous mandatory reporting requirement for Indirect Transfers under Circular 698, and provides that the parties to an Indirect Transfer transaction have the option to decide whether to report the Indirect Transfer to the competent tax authorities. Applying a “substance over form” principle, when a non-resident enterprise structures an Indirect Transfer of an equity interest in a PRC resident enterprise or other assets situated in China to avoid taxation under the EIT through arrangements lacking reasonable commercial purposes, the Indirect Transfer will be re-characterized as a direct transfer.  As a result, any gains derived from the Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Bulletin 7 provides de facto safe harbor treatment for situations in which a non-resident enterprise buys and then sells shares, in the public securities markets, of a foreign listed company that holds an equity interest in a PRC resident enterprise, and thereby realizes a capital gain. However, in order for the safe harbor treatment to apply, both the purchase and sale must be conducted on the public securities markets so as to preclude market manipulation, and the equity interests purchased and sold must be those in the same enterprise. When shares sold in the public securities markets were obtained before such shares were listed on a public securities market or were not purchased through a public securities market, or when shares were purchased on a public market but are to be sold through non-public markets, the safe harbor treatment would not be applicable. There is uncertainty as to the interpretation and application of SAT Circular 698 and Bulletin 7 and we and our non-PRC resident investors may be at risk of being taxed under SAT Circular 698 and Bulletin 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and Bulletin 7 or to establish that we should not be taxed under SAT Circular 698 and Bulletin 7. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or state, local, and non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

It is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner, for United States federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash is categorized as a passive asset and the company’s goodwill and unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Nanjing Tuniu and its subsidiaries (our “consolidated affiliated entities”) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of our consolidated affiliated entities for United States federal income tax purposes and based upon our current income and assets and projections as to the value of our ADSs , we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, a U.S. Holder should expect that any distribution paid on our ADSs or ordinary shares will be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NASDAQ Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the NASDAQ Global Market. Thus, we believe that we will be a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a pre-PFIC year) will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year; and

•                  will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NASDAQ Global Market. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such U.S. Holder must file an annual report with the IRS, subject to certain limited exceptions. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of owning and disposing our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information Reporting

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions. These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.                                                                                     Dividends and Paying Agents

Not applicable.

G.                                                                                   Statement by Experts

Not applicable.

H.                                                                                   Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-195075), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC registration statements on Form F-6 (Registration No. 333-195515) to register our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.tuniu.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.                                                                                        Subsidiary Information

For a listing of our subsidiaries, see “Item 4.C. Information on the Company—Organizational Structure.”

Item 11.                                                 Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. After June 2010, the Renminbi began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2014 into Renminbi at the exchange rate of US$1.00 for RMB 6.2046, such cash balance would have been approximately RMB6.2 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such cash balance would have decreased to RMB6.1 million as of December 31, 2014. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future.

Item 12.                                                  Description of Securities Other than Equity Securities

A.                                                                                    Debt Securities

Not applicable.

B.                                                                                    Warrants and Rights

Not applicable.

C.                                                                                    Other Securities

Not applicable.

D.                                                                                   American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                  a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;

•                  a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•                  a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•                  stock transfer or other taxes and other governmental charges;

•                  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•                  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•                  the fees, expenses and other charges charged by JPMorgan Chase Bank, N.A. and/or its agent (which maybe a division, branch or affiliate) in connection with the conversion of foreign currency into U.S. dollars; and

•                  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency. We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2014, we received a reimbursement of approximately US$0.6 million from the depositary net of US$0.2 million United States withholding tax.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of any increase in any such fees and charges.

PART II

Item 13.                                                  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10.B. Additional Information—Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of our securities holders, which remain unchanged.  For information on limitations on our payment of dividends, see “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Dividend Distribution” and “Item 12.D. Description of Securities Other than Equity Securities— American Depositary Shares.”

The following “Use of Proceeds” information relates to the registration statement on Form F-1, or the Form F-1, as amended (File No. 333-195075) in relation to our initial public offering, which registration statement was declared effective by the SEC on May 8, 2014.  In May 2014, we completed our initial public offering in which we issued and sold an aggregate of 8,580,000 ADSs, representing 25,740,000 Class A ordinary shares. Morgan Stanley, Credit Suisse, and China Renaissance were the representatives of the underwriters for our initial public offering. For the period from May 8, 2014, the date that the Form F-1 was declared effective by the SEC, through December 31, 2014, we used US$54.1 million of the net proceeds we received from our initial public offering for the following purposes, as set forth in the Form F-1: (i) expanding our sales and marketing efforts; (ii) expanding our product selection and offerings; (iii) strengthening our technology and products developments capabilities; and (iv) general corporate purposes, including funding strategic investments in and acquisitions of complementary businesses, assets and technologies. We still intend to continue using the remainder of the proceeds from our initial public offering for the above purposes, in line with our disclosure in the Form F-1.

We estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in relation to our May 9, 2014 IPO and the underwriters’ exercise of their option to purchase additional shares on May 21, 2014, was US$5.4 million for underwriting discounts and commissions and US$3.7 million for other expenses. Net of these expenses, we received proceeds of approximately US$68.2 million from our initial public offering.

We filed another registration statement on Form F-1 (File No. 333-200667) in relation to the sale of our ordinary shares represented by ADSs in a follow-on public offering. We filed a Registration Withdrawal Request (File No. 333-200667) related to that follow-on offering on December 14, 2014  because we were able to acquire funds on favorable terms by entering into a share subscription agreement with five investors, including the respective personal holding companies of Tuniu’s chief executive officer and chief operating officer, pursuant to which we sold newly issued class A ordinary shares to the investors.

Item 15.                                                  Controls and Procedures

Evaluation of Disclosure Controls and Procedures and Management’s Annual Report on Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013 we and our independent registered public accounting firm identified a material weakness.  The same material weakness was identified in connection with the audit of our consolidated financial statements as of and for the ended December 31, 2014. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. As we only became a public company in May 2014, neither we nor our independent registered public accounting firm have to date completed a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness, we have adopted several measures to improve our internal control over financial reporting. We have hired personnel with relevant experience and necessary expertise to strengthen our financial reporting function and to set up a financial and system control framework. In early 2013, we hired our chief finance officer, who has extensive experience with multiple U.S.-listed companies, to lead our financial department. We also hired personnel with U.S. GAAP experience who formerly worked in Big Four accounting firms, including our finance controller who was formerly a senior manager at a Big Four accounting firm, who joined us in April 2014, and our U.S. GAAP financial reporting manager, who joined us in late 2013, as well as two additional accounting staff members, one with Big Four accounting firm experience and the other one with financial reporting experience for a U.S.-listed company.

In addition to hiring experienced personnel, we have maintained regular and ongoing U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Our accounting and financial reporting personnel attend training seminars on U.S. GAAP, SEC reporting and other accounting-related topics provided by Big Four accounting firms and other professional organizations on a regular basis to maintain up-to-date knowledge on U.S. GAAP and SEC rules.

We are in the process of developing and implementing a comprehensive set of U.S. GAAP policies and standardized financial closing and reporting procedures, including an accounting manual and financial closing and reporting checklists. We plan to further enhance and improve our policies and procedures to meet U.S. GAAP and SEC reporting requirements.

Moreover, we have set up an internal audit department in September 2014, comprising of a department head and an internal audit manager, each with more than ten years of relevant experience, as well as one former Big Four auditor, to focus on internal audits. In addition, we have engaged a professional consulting firm to assist us to improve our overall internal controls for complying with the Sarbanes-Oxley Act of 2002, which are supervised by our independent audit committee in December 2014.

Because we are in the process of implementing such remediation measures, management concluded that there still was a material weakness at December 31, 2014 related to the lack of sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements timely and properly. We plan to continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Our management, with participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2014, the end of the period covered by this annual report, and has concluded that, as of such date, our disclosure controls and procedures were not effective, solely due to the material weakness identified above. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                                         Audit Committee Financial Expert

Our board of directors has determined that each of Mr. Onward Choi, Mr. Jack Xu, each an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.                                         Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officers, chief financial officer, senior finance officer and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on April 4, 2014. We have posted a copy of our code of business conduct and ethics on our website at http://ir.tuniu.com.

Item 16C.                                         Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2013		2014
Audit fees(1)	US$	268,124	US$	834,450
Audit-related fees(2)	US$	—	US$	1,134,844
Tax fees(3)	US$	—	US$	58,102

(1)         “Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the quarterly reviews of consolidated financial information.

(2)     “Audit-related fees” means the aggregate fees billed for each of the fiscal years listed for assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. The audit-related fee of 2014 was associated with the assurance services rendered by our principal auditors in connection with our public and private securities offerings in 2014.

(3)     “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.                                         Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.                                          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                                        Corporate Governance

As a Cayman Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Travers Thorp Alberga, our Cayman Islands counsel, has advised us that certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. We followed home country practice for our December 2014 private placement, which would have required shareholder approval under the NASDAQ Rules but for which there was no such requirement under Cayman Islands law. We currently do not plan to rely on the home country exemption for any other corporate governance matters. However, if we choose to follow home country practice in other matters in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our ADSs — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17.                                                  Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                                                  Financial Statements

The consolidated financial statements of Tuniu Corporation, its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.                                                  Exhibits

Exhibit Number	Description of Document

1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (file no. 333-195075), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014).

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

Exhibit Number	Description of Document

2.3

Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated May 8, 2014 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198111), filed with the Security and Exchange Commission on August 13, 2014).

2.4

Third Amended and Restated Investors’ Rights Agreement dated as of August 28, 2013 among the Registrant, its ordinary shareholders, preferred shareholders and several other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.1

2008 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.2

2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.4

English Translation of Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.5

English Translation of Amended and Restated Cooperation Agreement dated January 24, 2014 between Beijing Tuniu and Nanjing Tuniu (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.6

English Translation of Shareholders’ Voting Rights Agreement dated September 17, 2008 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.7

English Translation of Amended and Restated Powers of Attorney dated January 24, 2014 granted to Beijing Tuniu by each of the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.8

English Translation of Equity Interest Pledge Agreement dated September 17, 2008 among Beijing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.9

Subscription Agreement dated April 27, 2014 between Tuniu Corporation and Ctrip Investment Holding Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.10

Subscription Agreement dated April 25, 2014 between Tuniu Corporation and DCM Hybrid RMB Fund, L.P. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.11

Subscription Agreement dated April 25, 2014 between Tuniu Corporation and Qihoo 360 Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.12*

Subscription Agreement dated December 15, 2014 between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Verne Capital Limited and Dragon Rabbit Capital Limited.

8.1*	List of Significant Subsidiaries.

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Travers Thorp Alberga.

15.3*	Consent of Jun He Law Offices.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation

	By:	/s/ Dunde Yu
		Name:	Dunde Yu
		Title:	Chairman and Chief Executive Officer

Date: April 17, 2015

TUNIU CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tuniu Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Tuniu Corporation and its subsidiaries (collectively, the “Group”) at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the financial statement schedule listed in the index to the financial statements appearing on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.  These financial statements and financial statement schedule are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 17, 2015

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

	December 31,
	2013	2014
			US$ (Note 2(c))
ASSETS
Current assets
Cash and cash equivalents	419,402,835	1,457,722,376	234,942,200
Restricted cash	9,250,000	44,030,000	7,096,348
Short-term investments	327,000,000	468,570,000	75,519,776
Accounts receivable, net	1,651,087	8,644,481	1,393,237
Prepayments and other current assets	286,560,247	575,296,906	92,721,031
Total current assets	1,043,864,169	2,554,263,763	411,672,592

Non-current assets
Property and equipment, net	24,851,303	72,310,290	11,654,303
Other non-current assets	6,657,304	18,443,279	2,972,517
Total non-current assets	31,508,607	90,753,569	14,626,820
Total assets	1,075,372,776	2,645,017,332	426,299,412

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)

Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB753,432,666 and RMB1,168,077,588 (US$188,259,934), as of December 31, 2013 and December 31, 2014, respectively):

Accounts payable	288,964,931	382,704,323	61,680,741
Salary and welfare payable	47,388,096	78,739,361	12,690,481
Taxes payable	1,323,961	3,884,044	625,994
Advances from customers	396,737,968	638,827,791	102,960,351
Accrued expenses and other current liabilities	29,732,090	109,860,116	17,706,237
Total current liabilities	764,147,046	1,214,015,635	195,663,804
Non-current liabilities	19,870,002	22,278,479	3,590,639
Total liabilities	784,017,048	1,236,294,114	199,254,443
Commitments and contingencies (Note 13)

Mezzanine equity
Series A Convertible Preferred Shares (US$0.0001 par value; 20,000,000 and nil shares authorized as of December 31, 2013 and December 31, 2014, respectively,13,506,748 and nil shares issued and outstanding as of December 31, 2013 and December 31, 2014 respectively)	9,360,443	—	—
Series B Convertible Preferred Shares (US$0.0001 par value; 21,564,115 and nil shares authorized, issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	48,890,116	—	—
Series C Convertible Preferred Shares (US$0.0001 par value; 25,782,056 and nil shares authorized, issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	290,255,691	—	—
Series D Convertible Preferred Shares (US$0.0001 par value; 21,771,472 and nil shares authorized, issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	367,934,993	—	—
Total mezzanine equity	716,441,243	—	—

Shareholders’ equity/(deficit)
Ordinary shares (US$0.0001 par value; 126,999,531shares authorized and 26,000,000 shares issued and outstanding as of December 31, 2013; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized and 188,435,922 shares (including 82,487,876 Class A shares and 105,948,046 Class B shares) issued and outstanding as of December 31, 2014)	17,757	121,068	19,513
Additional paid-in capital	200,000	2,298,726,639	370,487,483
Accumulated other comprehensive loss	(19,723,270)	(21,080,728)	(3,397,597)
Accumulated deficit	(405,580,002)	(869,043,761)	(140,064,430)
Total shareholders’ equity/(deficit)	(425,085,515)	1,408,723,218	227,044,969
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,075,372,776	2,645,017,332	426,299,412

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2012, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2012	2013	2014
				US$ (Note 2(c))
Revenues
Organized tours	1,075,094,044	1,892,826,128	3,432,825,480	553,271,038
Self-guided tours	32,359,164	48,900,513	93,125,546	15,009,114
Others	12,874,316	20,744,092	28,756,346	4,634,682
Total revenues	1,120,327,524	1,962,470,733	3,554,707,372	572,914,834
Less: Business and related taxes	(7,446,944)	(12,783,319)	(19,768,193)	(3,186,054)
Net revenues	1,112,880,580	1,949,687,414	3,534,939,179	569,728,780
Cost of revenues	(1,073,731,629)	(1,829,665,386)	(3,308,800,795)	(533,281,887)
Gross profit	39,148,951	120,022,028	226,138,384	36,446,893

Operating expenses
Research and product development	(33,369,749)	(38,994,362)	(104,881,535)	(16,903,835)
Sales and marketing	(57,993,819)	(110,070,612)	(434,191,090)	(69,978,901)
General and administrative	(62,005,515)	(69,678,933)	(166,987,647)	(26,913,523)
Other operating income	773,727	1,688,560	6,901,814	1,112,370
Total operating expenses	(152,595,356)	(217,055,347)	(699,158,458)	(112,683,889)
Loss from operations	(113,446,405)	(97,033,319)	(473,020,074)	(76,236,996)
Other income/(expenses)
Interest income	7,431,724	16,163,339	31,283,593	5,042,000
Foreign exchange related gains/(losses), net	(740,678)	1,286,468	(5,333,644)	(859,627)
Other loss, net	(356,674)	(48,567)	(787,726)	(126,958)
Loss before income tax expense	(107,112,033)	(79,632,079)	(447,857,851)	(72,181,581)
Income tax expense	(77,890)	—	—	—
Net loss	(107,189,923)	(79,632,079)	(447,857,851)	(72,181,581)
Deemed dividends to preferred shareholders	—	(59,428,400)	(15,605,908)	(2,515,216)
Net loss attributable to ordinary shareholders	(107,189,923)	(139,060,479)	(463,463,759)	(74,696,797)

Net loss	(107,189,923)	(79,632,079)	(447,857,851)	(72,181,581)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(62,321)	(4,857,417)	(1,357,458)	(218,783)
Comprehensive loss	(107,252,244)	(84,489,496)	(449,215,309)	(72,400,364)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders -basic and diluted	(4.12)	(5.35)	(4.38)	(0.71)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	26,000,000	105,746,313	105,746,313

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Years Ended December 31, 2012, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

	Ordinary shares		Additional	Accumulated other	Accumulated	Total shareholders’
	Shares	Amount	paid-in capital	Comprehensive loss	deficit	equity/(deficit)

Balance as of January 1, 2012	26,000,000	17,757	200,000	(14,803,532)	(159,329,600)	(173,915,375)
Foreign currency translation adjustments	—	—	—	(62,321)	—	(62,321)
Net loss	—	—	—	—	(107,189,923)	(107,189,923)
Balance as of December 31, 2012	26,000,000	17,757	200,000	(14,865,853)	(266,519,523)	(281,167,619)
Foreign currency translation adjustments	—	—	—	(4,857,417)	—	(4,857,417)
Deemed dividend from redesignation of Series A Convertible Preferred Shares	—	—	—	—	(59,428,400)	(59,428,400)
Net loss	—	—	—	—	(79,632,079)	(79,632,079)
Balance as of December 31, 2013	26,000,000	17,757	200,000	(19,723,270)	(405,580,002)	(425,085,515)
Capital contribution from shareholders of VIE	—	—	70,000	—	—	70,000
Conversion of Series A,B,C and D Convertible Preferred Shares into ordinary shares upon the completion of initial public offering	85,852,919	56,277	731,990,874	—	—	732,047,151
Issuance of ordinary shares upon the initial public offering, net of issuance costs of RMB22,731,781	37,406,666	23,059	632,448,980	—	—	632,472,039
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB14,279,026	36,812,868	22,529	891,490,644	—	—	891,513,173
Issuance of ordinary shares pursuant to share incentive plan	2,363,469	1,446	3,353,463	—	—	3,354,909
Share-based compensation expenses	—	—	39,172,678	—	—	39,172,678
Foreign currency translation adjustments	—	—	—	(1,357,458)	—	(1,357,458)
Deemed dividend from modification of Series D Convertible Preferred Shares	—	—	—	—	(15,605,908)	(15,605,908)
Net loss	—	—	—	—	(447,857,851)	(447,857,851)
Balance as of December 31, 2014	188,435,922	121,068	2,298,726,639	(21,080,728)	(869,043,761)	1,408,723,218

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2012	2013	2014
				US$ (Note 2(c))
Cash flow from operating activities:
Net loss	(107,189,923)	(79,632,079)	(447,857,851)	(72,181,581)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation of property and equipment	10,111,622	8,764,423	10,868,838	1,751,739
Amortization of intangible assets	609,756	481,638	983,925	158,580
Foreign exchange (gain)/loss	740,678	(1,286,468)	2,728,863	439,811
Loss from disposal of property and equipment	356,341	113,968	61,922	9,980
Share-based compensation expenses	—	—	39,172,678	6,313,490
Changes in operating assets and liabilities:
Accounts receivable	(4,573,176)	4,574,361	(6,993,394)	(1,127,131)
Prepayments and other current assets	(70,415,277)	(159,510,405)	(287,810,649)	(46,386,657)
Other non-current assets	(810,531)	(331,200)	(13,373,511)	(2,155,419)
Accounts payable	74,989,927	161,608,152	84,394,365	13,601,903
Taxes payable	(249,538)	725,130	2,560,083	412,610
Advances from customers	86,294,831	152,524,356	242,089,823	39,017,797
Accrued expenses and other liabilities	24,798,548	28,704,374	102,073,710	16,451,296
Net cash provided by /(used in) operating activities	14,663,258	116,736,250	(271,101,198)	(43,693,582)

Cash flows from investing activities:
Purchase of short-term investments	(224,000,000)	(451,800,000)	(547,575,000)	(88,253,070)
Proceeds from maturity of short-term investments	194,000,000	154,800,000	405,000,000	65,274,151
Changes in restricted cash	4,655,000	(2,375,000)	(34,780,000)	(5,605,518)
Purchase of property and equipment and intangible assets	(21,440,852)	(4,842,892)	(50,622,276)	(8,158,830)
Proceeds from disposal of property and equipment	—	—	53,980	8,700
Net cash used in investing activities	(46,785,852)	(304,217,892)	(227,923,296)	(36,734,567)

Cash flows from financing activities:
Proceeds from issuance of Series D Convertible Preferred Shares, net of issuance cost	—	306,360,473	—	—
Proceeds from the initial public offering, net of issuance cost	—	—	632,472,039	101,935,989
Proceeds from the private placement, net of issuance cost	—	—	905,589,458	145,954,527
Proceeds from employees exercising stock options	—	—	2,335,161	376,360
Net cash provided by financing activities	—	306,360,473	1,540,396,658	248,266,876

Effect of exchange rate changes on cash and cash equivalents	(740,678)	1,286,468	(3,052,623)	(491,994)
Net increase /(decrease) in cash and cash equivalents	(32,863,272)	120,165,299	1,038,319,541	167,346,733
Cash and cash equivalents at the beginning of year	332,100,808	299,237,536	419,402,835	67,595,467
Cash and cash equivalents at the end of year	299,237,536	419,402,835	1,457,722,376	234,942,200

Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	(3,571,903)	116,758	9,345,027	1,506,145
Deemed dividends to preferred shareholders	—	59,428,400	15,605,908	2,515,216
Accrued issuance cost related to private placement	—	—	14,076,285	2,268,685
Accrual related to deferred initial public offering costs	—	2,127,187	—	—
Receivables related to exercise of stock options	—	—	(1,019,748)	(164,354)

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities

Tuniu Corporation (the “Company”), an exempted company with limited liability incorporated in the Cayman Islands, (i) its various equity-owned consolidated subsidiaries, (ii) its controlled affiliate Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu” or simply “VIE”), and (iii) the subsidiaries of its controlled affiliate are collectively referred to as the “Group”. The Group’s principal activity is the provision of travel-related services in the People’s Republic of China (“PRC”), primarily through Nanjing Tuniu and the subsidiaries thereof. Nanjing Tuniu and its wholly-owned subsidiaries are collectively referred to as the “Affiliated Entities”.

As of December 31, 2014, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIE	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
Tuniu (HK) Limited	Established on May 20, 2011	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	Established on August 24, 2011	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	Established on September 8, 2008	PRC	100%
Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	Established on December 18, 2006	PRC	100%
Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Tuniu International Travel Service Co., Ltd.	Acquired on August 22, 2008	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	Acquired on December 22, 2008	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	Acquired on November 18, 2009	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	Established on April 19, 2011	PRC	100%

History of the Group and Basis of Presentation

The Group commenced operations through Nanjing Tuniu, a PRC company formed in December 2006, which has become its consolidated affiliated entity through the contractual agreements described below.

Nanjing Tuniu was the predecessor of the Group and operated substantially all of the businesses of the Group prior to September 17, 2008. It is wholly owned by Dunde Yu, the Company’s Chief Executive Officer, Haifeng Yan, the Company’s Chief Operating Officer, and several other PRC citizens.

In order to facilitate international financing, Tuniu Corporation was incorporated in the Cayman Islands as an exempted company with limited liability in June 2008, and Beijing Tuniu Technology Co., Ltd, or “Beijing Tuniu”, a wholly foreign owned enterprise, was established in September 2008.

To comply with PRC laws and regulations that limit direct foreign equity ownership of business entities providing value-added telecommunications services and companies involved in internet content, the Company operates its business mainly through Nanjing Tuniu and its subsidiaries. On September 17, 2008, Beijing Tuniu entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, the Company is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

There are no other entities where the Company has a variable interest but is not the primary beneficiary.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities - continued

Contractual arrangements

On September 17, 2008, Beijing Tuniu entered into a series of contractual agreements with Nanjing Tuniu and its shareholders. The following is a summary of the agreements which allow the Company to exercise effective control over Nanjing Tuniu:

(1)    Purchase Option Agreement.

Under the purchase option agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, Beijing Tuniu has the irrevocable exclusive right to purchase, or have its designated person or persons to purchase all or part of the shareholders’ equity interests in Nanjing Tuniu at RMB1,800,000 which was increased to RMB2,430,000 in March 2014. The option term remains valid for a period of 10 years and can be extended indefinitely at Beijing Tuniu’s discretion. The purchase consideration was paid by Beijing Tuniu to the shareholders of Nanjing Tuniu shortly after the purchase option agreement was entered. On January 24, 2014, the Company amended and restated the purchase option agreement, and the effective term of the purchase option agreement has been changed to until all equity interests held in Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons.

(2)    Equity Interest Pledge Agreement.

Under the equity interest pledge agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders pledged all of their equity interests in Nanjing Tuniu to guarantee their performance of their obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agreed that they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge agreement remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier.

(3)    Shareholders’ Voting Rights Agreement.

Under the shareholders’ voting rights agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, each of the shareholders of Nanjing Tuniu appointed Beijing Tuniu’s designated person as their attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including attending shareholders’ meetings, voting on all matters of Nanjing Tuniu, nominating and appointing directors, convene extraordinary shareholders’ meetings, and other voting rights pursuant to the then effective articles of association. The shareholders’ voting rights agreement will remain in force for anunlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing or cease to be shareholders of Nanjing Tuniu.

(4)    Irrevocable Powers of Attorney.

Under the powers of attorney issued by the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders of Nanjing Tuniu each irrevocably appointed Mr. Tao Jiang, a person designated by Beijing Tuniu, as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu. Each power of attorney will remain in force until the shareholders’ voting rights agreement expires or is terminated. On January 24, 2014, the shareholders of Nanjing Tuniu issued powers of attorney to irrevocably appoint Beijing Tuniu as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu. These powers of attorney replaced the powers of attorney previously granted to Mr. Tao Jiang on September 17, 2008.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities - continued

(5)    Cooperation Agreement.

Under the cooperation agreement entered between Beijing Tuniu and Nanjing Tuniu, Beijing Tuniu has the exclusive right to provide Nanjing Tuniu technology consulting and services related to Nanjing Tuniu’s operations, which require certain licenses. Beijing Tuniu owns the exclusive intellectual property rights created as a result of the performance of this agreement. Nanjing Tuniu agrees to pay Beijing Tuniu a monthly service fee for services performed, and the monthly service fee shall not be lower than 100% of Nanjing Tuniu’s profits generated from such cooperation, which equal revenues generated from such cooperation, after deducting the expenses it incurred. This agreement remains effective for an unlimited term, unless the parties mutually agree to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. On January 24, 2014, the Company amended and restated the Cooperation Agreement. In the amended and restated agreement, the service fee has been changed to a quarterly payment which equals the profits of each of Nanjing Tuniu and its subsidiaries, and that Beijing Tuniu can adjust the service fee at its own discretion. Also in the amended and restated Cooperation Agreement, Beijing Tuniu has the unilateral right to terminate the agreement.

In the years ended December 31, 2012, 2013 and 2014, the Company received service fees of RMB20,095,534, RMB22,586,880 and RMB20,535,068, respectively, from its consolidated affiliated entities.

Risks in relation to the VIE structure

As of December 31, 2014, the aggregate accumulated deficit of the Affiliated Entities was RMB297 million prior to intercompany elimination.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities - continued

The following financial statement amounts and balances of the Affiliated Entities were included in the accompanying consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014:

	As of December 31,
	2013	2014
			US$ (Note 2(c))
ASSETS
Current assets
Cash and cash equivalents	80,941,498	102,355,892	16,496,775
Restricted cash	9,250,000	44,030,000	7,096,348
Short-term investments	227,000,000	100,000,000	16,117,074
Accounts receivable, net	1,651,087	8,644,481	1,393,237
Intercompany receivables	13,746,342	65,474,340	10,552,548
Prepayments and other current assets	282,575,230	566,731,065	91,340,469
Total current assets	615,164,157	887,235,778	142,996,451

Non-current assets
Property and equipment, net	6,022,935	22,600,370	3,642,518
Other non-current assets	3,432,475	16,265,031	2,621,447
Total non-current assets	9,455,410	38,865,401	6,263,965
Total assets	624,619,567	926,101,179	149,260,416

LIABILITIES
Current liabilities
Accounts payable	288,379,189	373,463,921	60,191,458
Salary and welfare payable	43,247,478	66,074,540	10,649,283
Taxes payable	979,842	2,078,879	335,054
Advances from customers	396,737,968	638,802,791	102,956,321
Intercompany payables	37,678,689	52,114,075	8,399,264
Accrued expenses and other current liabilities	24,088,189	87,657,457	14,127,818
Total current liabilities	791,111,355	1,220,191,663	196,659,198
Total liabilities	791,111,355	1,220,191,663	196,659,198

	For the Years Ended December 31,
	2012	2013	2014
				US$ (Note 2(c))
Net revenues	1,115,480,429	1,937,485,065	3,736,473,491	602,210,214
Net loss	(42,581,564)	(39,596,629)	(128,298,694)	(20,677,996)
Net cash provided by/(used in) operating activities	92,391,338	161,148,389	(51,446,481)	(8,291,668)
Net cash provided by/(used in) investing activities	(29,022,592)	(201,058,056)	72,160,875	11,630,222
Net cash provided by financing activities	—	—	700,000	112,820

There were no pledges or collateralization of the Affiliated Entities’ assets. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Affiliated Entities. As the Company is conducting its business mainly through the Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Under the contractual arrangements with Nanjing Tuniu and through its equity interest in its subsidiaries, the Group has the power to direct the activities of the Affiliated Entities and direct the transfer of assets out of the Affiliated Entities. Therefore, the Group considers that there are no assets of the Affiliated Entities that can be used only to settle their obligations. As the consolidated Affiliated Entities are each incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all of the liabilities of the consolidated Affiliated Entities.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities - continued

The Group believes that each of the agreements and the powers of attorney under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and its shareholders is valid, binding and enforceable, and did not, does not and will not result in any violation of PRC laws or regulations currently in effect. The legal opinion of Jun He Law Offices, the Company’s PRC legal counsel, also supports this conclusion. The shareholders of Nanjing Tuniu are also shareholders, nominees of shareholders, or designated representatives of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. Based on the current facts and circumstances, management believes the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIE is remote. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of Nanjing Tuniu were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control Nanjing Tuniu also depends on the power of attorney Beijing Tuniu has to vote on all matters requiring shareholder approval in Nanjing Tuniu. As noted above, the Company believes this power of attorney is legally enforceable but it may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•          levying fines or confiscate the Group’s income;

•          revoke the Group’s business or operating licenses;

•          require the Group to discontinue, restrict or restructure its operations;

•          shut down the Group’s servers or block the Group’s websites and mobile platform;

•           restrict or prohibit the use of the Group’s financing proceeds to finance its business and operations in China; or

•           take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, the imposition of any of these penalties may cause the Group to lose the right to direct the activities of Nanjing Tuniu (through its equity interest in its subsidiaries) or the right to receive economic benefits from the Affiliated Entities. Therefore, a risk exists in that the Group would no longer be able to consolidate Nanjing Tuniu and its subsidiaries. On February 19, 2015, the PRC Ministry of Commerce (“MOFCOM”) published the draft Foreign Investment Law. If enacted as proposed, the Foreign Investment Law may cause the Group’s VIE to be deemed as entities with foreign investment and as a result the Group’s VIE and subsidiaries in which the VIE has direct or indirect equity ownership could become explicitly subject to the current restrictions on foreign investment that engaged in an industry on the negative list. If the enacted version of the foreign investment Law and the final negative list mandate further actions, such as MOFCOM market entry clearance or certain restructuring of corporate structure and operations to be completed by companies with existing VIE structure similar to the one described above, the Group will face substantial uncertainties as to whether these actions can be timely completed, or at all. As a result, the Group’s operating result and financial condition may be adversely affected.

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of approximately RMB107 million, RMB80 million and RMB448 million in the years ended December 31, 2012, 2013 and 2014, respectively. Net cash provided by / (used in) operating activities was approximately RMB15 million, RMB117 million and (RMB271 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Accumulated deficit was RMB267 million, RMB406 million and RMB869 million as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the Group had net current assets and management believes that the Group’s available cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the Affiliated Entities for which the Company is the primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. All significant transactions and balances among the Company, its equity-owned subsidiaries, and the VIE and subsidiaries thereof have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include revenue recognition, estimating useful lives and impairment for property and equipment, losses due to committed tour reservations, the valuation allowance for deferred tax assets, the determination of uncertain tax positions.

(c) Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange related gains / loss.

Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the respective fiscal years. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of accumulated other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity/(deficit).

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.2046 on December 31, 2014, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2014, or at any other rate.

(d) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(d) Fair Value Measurement - continued

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. A three-tier value hierarchy prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices for identical assets or liabilities in active markets

Level 2—Inputs other than the quoted prices in active markets observable either directly or indirectly

Level 3—Unobservable inputs which are supported by little or no market data

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, advances from customers, and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

(e) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.  The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2013 and 2014:

	RMB			RMB Equivalent (US$)			RMB Equivalent (HK$)			Total in RMB
	Overseas	China		Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2013	294,051,240	14,280,676	80,573,735	29,047,618	953,126	367,763	128,677	—	—	419,402,835

December 31, 2014	1,810,709	6,410,240	102,338,960	1,323,654,351	23,309,701	16,932	181,483	—	—	1,457,722,376

(f) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash arises from cash deposits required by tourism administration departments as a pledge to secure travelers’ rights and interests, and those required by the Group’s business partners for business operations.

(g) Short-term Investments

Short-term investments are comprised of investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. The Group classifies these investments as held-to-maturity as it has both the positive intent and ability to hold them until maturity. Held-to-maturity securities are reported at amortized cost, and are subject to impairment tests. Given the short-term nature, the carrying value of short-term investments approximates their fair value. There was no other-than-temporary impairment of short-term investments in the years ended December 31, 2012, 2013 and 2014.

(h) Accounts Receivable

The Group’s accounts receivable mainly consist of amounts due from the corporate customers, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less an allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. The Group evaluates the collectability of accounts receivable considering many factors including reviewing accounts receivable balances, historical bad debt rates, payment patterns, counterparties’ credit worthiness and financial conditions, and industry trend analysis. No allowance for doubtful accounts was provided as of December 31, 2013 and 2014 as the Group believes that it is probable the accounts receivable will be fully collected.

(i) Advances from Customers

Customers pay in advance to purchase travel services. Cash proceeds received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(j) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 years
Furniture and fixtures	3 - 5 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset 1 – 9 years

Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(k) Capitalized Software Development Cost

The Company has capitalized certain costs related to internally developed software used for supplier management and customer purchase interface in accordance with ASC 350-40, Internal-use software, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to nil, RMB980,187 and RMB6,836,756 for the years ended December 31, 2012, 2013 and 2014, respectively. Costs capitalized mainly include payroll and payroll-related costs for employees who are directly associated with and who devoted time to the internal-use software projects during the application development stage. The amortization expense for capitalized software costs amounted to nil, RMB73,833 and RMB727,073 for the year ended December 31, 2012, 2013 and 2014, respectively. The unamortized amount of capitalized internal use software development costs was RMB7,016,037 as of December 31, 2014.

(l) Intangible Assets

Intangible assets with definite lives are recorded at carrying value, which represents original cost less accumulated amortization and impairment if applicable, and are recorded in “other non-current assets”. The intangible assets are amortized on a straight-line basis over their estimated useful lives.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. No impairment of long-lived assets was recognized during the year ended December 31, 2012, 2013 and 2014.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(n) Revenue Recognition

The Group’s revenue is primarily derived from sales of organized tours and self-guided tours, and other service fees. Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, service has been provided, and collectability is reasonably assured in accordance with ASC 605, Revenue Recognition.

Organized tours: Substantially all of revenue from organized tours is recognized on a gross basis, as the Group is the primary obligor in the arrangement and bears the risks and rewards, including the customer’s acceptance of services delivered. Such commitments are made in the contract the Group enters with its customers. Even though the Group does not generally assume inventory risk of purchasing travel services before customers place an order, the Group is the party retained by and paid by its customers, and the Group is responsible for (and solely authorized to) refunding customers their payments in situations of customer disputes. Further, the Group independently selects travel service suppliers, and determines the prices charged to customers and paid to its travel suppliers. Revenue from organized tours is recognized when the tours end as service rendering is only considered completed upon conclusion of the entire organized tour.

Self-guided tours: Revenue from self-guided tours is recognized on a net basis, representing the difference between what the Group receives from its customers and the amounts due to its travel suppliers. In the self-guided tour arrangements, the Group generally does not assume inventory risk, has limited involvement in determining the service, and provides limited additional services to customers. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation. As such, the Group concludes that it is an agent for the travel service providers in these transactions and revenues are reported on a net basis. Revenue from self-guided tours is recognized when the tours end as commissions are not earned until this time according to the contractual arrangements the Group entered into with its travel suppliers.

Other revenues: Other revenues is primarily derived from the service fee received from insurance companies, visa processing services and the advertising services to domestic and foreign tourism boards and bureaus on its online platform.  Revenue is recognized when the services are rendered.

The Company does not recognize revenue if customer refunds are warranted due to customer satisfaction issues or other reasons, which is generally known at the end of each tour when revenues are recognized. In the event of tour cancellation by customers, the liability associated with prepayments received from customers remains on the Group’s consolidated balance sheets until refunds are issued.

Customer incentives

From time to time customers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. The Group accounts for these customer incentives in accordance with ASC 605-50, Customer Payments and Incentives. For coupons and travel vouchers offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when revenue is recognized. The Group assessed coupons and vouchers offered to customers as part of a current purchase that give customers a right, but do not obligate customers to make future purchases, and concluded the discounts offered are insignificant; as such, no deferral of revenue is considered necessary.

For membership points earned by customers as part of the customer reward program which provides travel awards upon point redemption, the Group estimates the incremental costs associated with the Group’s future obligation to its customer, and records them as sales and marketing expense in the consolidated statements of comprehensive loss.

Unredeemed membership points are recorded in other current liabilities in the consolidated balance sheets. Cash rewards earned by customers are recorded as a reduction to revenue, with corresponding unclaimed amount recorded in other current liabilities. The Company adjusts the liability when the membership points and cash rewards remain unclaimed upon program expiration, which is typically two years from the day the membership points and cash rewards are awarded. As of December 31, 2013 and 2014, liabilities recorded related to membership points and cash rewards are, RMB5,760,470 and RMB14,763,617, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(n) Revenue Recognition - continued

Business and related taxes

The Group is subject to business and related taxes on services provided in the PRC at applicable rates, which are recorded as a reduction of revenues.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity that carries out selected modern services in Shanghai is required to pay value-added tax (“VAT”) instead of business tax. The pilot program has been expanded to other regions, including Beijing from September 1, 2012 and Nanjing from October 1, 2012. Beijing Tuniu, Nanjing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. have been subject to VAT at a rate of 6% and have since stopped paying the 5% business tax from the respective effective dates of the tax reform.

(o) Cost of Revenues

Cost of revenues mainly consists of costs to suppliers of organized tours, and salaries and other compensation-related expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions.

Committed tour reservations

In order to secure availabilities of organized tours and self-guided tours during peak seasons such as holiday periods, the Group may enter into certain contractual commitments with suppliers to reserve tours for selected destinations. The Group is required to pay a deposit to ensure tour availabilities, and such prepayment is record in prepayments and other current assets on the consolidated balance sheets. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. Management estimates losses of the committed tour reservations on a periodic basis based on contractual terms and historical experience, and record such losses in the period the loss is considered probable. For the years ended December 31, 2012, 2013 and 2014, losses recorded in “cost of revenues” in the consolidated statements of comprehensive loss amounted to RMB1,567,087, RMB6,681,730 and RMB4,134,149, respectively.

(p) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expense and brand marketing expenses through various other forms of media, are recorded in sales and marketing expenses as incurred.  Advertising expense were RMB52,112,680, RMB103,142,138 and RMB379,205,377 for the years ended December 31, 2012, 2013 and 2014, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(q) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses to the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with repair or maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development. See 2(k) Capitalized Software Development Cost for additional information.

(r) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent liabilities. As of December 31, 2013 and 2014, deferred rent of nil and RMB4,243,520, were recorded as current liabilities and RMB19,870,002 and RMB22,278,479 were recorded as non-current liabilities, respectively.

(s) Share-based Compensation

The Company applies ASC 718, Compensation — Stock Compensation to account for its share-based compensation program. In accordance with the guidance, the Company determines whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binominal option pricing model. Share-based compensation expenses are recorded net of an estimated forfeiture rate over the service period using the straight-line method.

The Company’s 2008 Incentive Compensation Plan allows the plan administrator to grant options and restricted shares to the Company’s employees, directors, and consultants. The plan administrator is the Company’s board of directors or a committee appointed and determined by the board. The board may also authorize one or more officers of the Company to grant awards under the plan. Under the 2008 Incentive Compensation Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the incentive plan provides an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after the Company’s ordinary shares has become a listed security, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of the Company’s assets, or a merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. This performance condition was met upon completion of the Company’s initial public offering, and the associated share-based compensation expense for awards vested as of that date were recognized on May 9, 2014.

In April 2014, the Company adopted the 2014 Share Incentive Plan, which contains no such exercisability clause. For detail of the 2014 Share Incentive Plan, please refer to note 10 of the consolidated financial statements.

The Group recognized share-based compensation expense of RMB39,172,678 in the year ended December 31, 2014, which was classified as follows:

	For the Years Ended December 31,
	2012	2013	2014
				US$ (Note 2(c))
Cost of revenue	—	—	799,880	128,917
Research and product development	—	—	1,971,655	317,773
Sales and marketing	—	—	856,858	138,100
General and administrative	—	—	35,544,285	5,728,699
Total	—	—	39,172,678	6,313,489

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(t) Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the interim condensed consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2013 and 2014, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

(u) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB21,287,847, RMB24,058,067 and RMB50,616,782 for the years ended December 31, 2012, 2013 and 2014, respectively.

(v) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB773,727, RMB1,688,560 and RMB6,901,814 in the years ended December 31, 2012, 2013 and 2014, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(w) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(x) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(y) Segment Reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment.

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(z) Deferred Offering Costs

Deferred offering costs consisted principally of legal, printing and registration costs in connection with the initial public offering (“IPO”) of Tuniu Corporation’s ordinary shares. Such costs were deferred until the closing of the offering, at which time the deferred costs were offset against the offering proceeds. In the event the offering was unsuccessful or aborted, the costs would be expensed. Deferred offering costs as of December 31, 2013 amounted to RMB2,127,187 were included in other non-current assets on the consolidated balance sheets. Such deferred offering costs were recorded as a reduction to the IPO proceeds upon completion of the Company’s IPO in May 2014.

(aa) Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. The Group is in the process of evaluating the impact of adopting this guidance.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(aa) Recently Issued Accounting Pronouncements - continued

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Group is in the process of evaluating the impact of adopting this guidance.

In August 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter; early adoption is permitted. The Group is in the process of evaluating the impact of adopting this guidance.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period.  The Group is in the process of evaluating the impact of adopting this guidance.

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, and accounts receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from corporate customers, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on the corporate customers and insurance companies and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues in the years ended December 31, 2012, 2013 and 2014.

The following table summarized customers with greater than 10% of the accounts receivables:

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

3. Risks and Concentration - continued

(a) Credit and Concentration Risks - continued

	As of December 31,
	2013	2014
Customer A	*	26.0%

*Less than 10%

(b) Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes influenced by central government policies, and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2013	2014
			US$ (Note 2(c))
Prepayments to suppliers	274,418,870	498,298,101	80,311,076
Interest income receivable	3,767,451	6,509,860	1,049,199
Prepayment for advertising expenses	3,007,874	53,664,403	8,649,132
Others	5,366,052	16,824,542	2,711,624
Total	286,560,247	575,296,906	92,721,031

5. Property and Equipment, Net

The following is a summary of property and equipment, net:

	As of December 31,
	2013	2014
			US$ (Note 2(c))
Computers and equipment	25,307,217	43,961,251	7,085,268
Leasehold improvements	19,649,572	43,684,247	7,040,623
Furniture and fixtures	3,212,488	6,342,892	1,022,289
Software	3,537,387	11,919,553	1,921,083
Subtotal	51,706,664	105,907,943	17,069,262
Less: Accumulated depreciation	(26,855,361)	(36,542,052)	(5,889,510)
Property and equipment subject to depreciation	24,851,303	69,365,891	11,179,752
Construction in progress	—	2,944,399	474,551
Total	24,851,303	72,310,290	11,654,303

Depreciation and amortization expenses for the years ended December 31, 2012, 2013 and 2014 was RMB10,111,622, RMB8,764,423 and RMB10,868,838, respectively. The construction in progress balance as of December 31, 2014 is primarily comprised of leasehold improvements relating to the additional office space at the Group’s headquarter office which is still under construction.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

6. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2013	2014
			US$ (Note 2(c))
Deposits from customers	11,320,500	27,807,294	4,481,722
Deposits from suppliers	210,000	5,920,160	954,157
Accrued liabilities related to customers incentive program	5,760,470	14,763,617	2,379,463
Accrued professional service fees	3,467,453	18,360,616	2,959,194
Accrued sales and marketing expenses	3,029,033	12,455,256	2,007,423
Funds collected on behalf of insurance companies	670,917	4,495,481	724,540
Advanced payments received from banks	792,104	11,036,168	1,778,707
Others	4,481,613	15,021,524	2,421,031
Total	29,732,090	109,860,116	17,706,237

Deposits from customers represent cash paid to the Group as a deposit for international tours, and such amount is refundable upon completion of the tours.

Advanced payments received from banks represent cash received by the Company for promotional and marketing campaigns. Banks participating in these campaigns would reimburse the Group for tours sold to their credit card holders at a specified discount.

7. Income Taxes

The Company is registered in the Cayman Islands. The Company generated substantially all of its income (loss) from its PRC operations for the years ended December 31, 2012, 2013 and 2014.

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. The operations in Hong Kong have incurred net accumulated operating losses for income tax purposes.

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident Enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

7. Income Taxes - continued

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Nanjing Tuniu obtained in 2010 its HNTE certificate with a valid period of three years and successfully renewed such certificate in December 2013 for additional three years. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2013 to 2015 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. Nanjing Tuniu has entered into the first tax profitable year for the year ended December 31, 2014.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2012	2013	2014
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(19.9)	(20.1)	(22.4)
Permanent book — tax difference	(5.2)	(4.9)	(12.1)
Difference in EIT rates of certain subsidiaries	0.0	0.0	0.0
Effect of tax holiday	—	—	9.5
Total	(0.1)	0.0	0.0

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2012	2013	2014
				US$ (Note 2(c))
Aggregate amount	—	—	(42,567,098)	(6,860,571)
Basic net loss per share effect	—	—	(0.40)	(0.06)
Diluted net loss per share effect	—	—	(0.40)	(0.06)

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

7. Income Taxes - continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2013	2014
			US$ (Note 2(c))
Current deferred tax assets:
Accruals and others	3,726,090	16,299,132	2,626,943
Less: valuation allowance	(3,726,090)	(16,299,132)	(2,626,943)
Total current deferred tax assets, net	—	—	—

Non-current deferred tax assets:
Net operating loss carry forwards	40,980,595	133,592,894	21,531,266
Carryforwards of un-deducted advertising expenses	1,414,030	925,081	149,096
Subtotal	42,394,625	134,517,975	21,680,362
Less: valuation allowance	(42,394,625)	(134,517,975)	(21,680,362)
Total non-current deferred tax assets, net	—	—	—

As of December 31, 2014, the Group had net operating loss carryforwards of RMB534,371,576 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2015 for the amount of RMB7,990,793 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2016 and 2019. There is no expiration for the advertising expenses carryforwards. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2013 and 2014, valuation allowances of RMB46,120,715 and RMB150,817,107 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2012	2013	2014
				US$ (Note 2(c))
Balance as the beginning of the year	23,627,054	34,315,042	46,120,715	7,433,310
Additions	10,687,988	11,805,673	112,421,222	18,119,012
Utilization of previously unrecognized tax losses and un-deductible advertising expenses	—	—	(7,724,830)	(1,245,017)
Balance as the end of the year	34,315,042	46,120,715	150,817,107	24,307,305

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

8. Convertible Preferred Shares

In August 2008, the Company entered into an agreement with Gobi Fund II L.P. (“Gobi”) and issued 20,000,000 Series A Convertible Preferred Shares (“Series A Preferred Shares”) at the purchase price of US$0.10 (RMB0.68) per share for a total consideration of US$2,000,000 (RMB13,660,360) in cash.

In December 2009, the Company entered into a series of agreements with DCM V, L.P., DCM Affiliates Fund V, L.P. ( “DCM”) and Gobi and issued 21,564,115 Series B Convertible Preferred Shares (“Series B Preferred Shares”) at the purchase price of US$0.3478 (RMB2.37) per share for a total consideration of US$7,500,000 (RMB51,211,500) in cash.

In March 2011, the Company entered into a series of agreements with four institutional investors and issued 25,782,056 Series C Convertible Preferred Shares (“Series C Preferred Shares”) at the purchase price of US$1.7454 (RMB11.45) per share for a total consideration of US$45,000,000 (RMB295,183,500) in cash.

In August 2013, the Company entered into an agreement with Esta Investments Pte Ltd (“Esta”) and issued 18,142,893 Series D Convertible Preferred Shares (“Series D Preferred Shares”) at the purchase price of US$2.7559 (RMB16.99) per share for a total consideration of US$50,000,000 (RMB308,328,500) in cash. Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares are collectively referred to as “Convertible Preferred Shares.”

Accounting for Convertible Preferred Shares

The Convertible Preferred Shares are redeemable upon a liquidation event, including a deemed liquidation event (e.g., change in control), and as such are presented as mezzanine equity on the consolidated balance sheets. In accordance with ASC 480-10-S99, each issuance of the Convertible Preferred Shares should be recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series C, and Series D Preferred Shares were US$26,755 (RMB182,576), US$340,000 (RMB2,321,384), US$755,000 (RMB4,927,809), and US$335,123 (RMB2,059,507), respectively. Since the Convertible Preferred Shares are not redeemable until the occurrence of a liquidation event, no subsequent accretion to the respective redemption values is necessary until it is probable a liquidation event is to occur. To-date, no liquidation or deemed liquidation events have occurred or are probable. Accordingly there have been no accretive costs to the convertible preferred shares have been recorded for the periods presented.

The preferred shareholders have the ability to convert the Convertible Preferred Shares into the Company’s ordinary shares at any time, at the option of the holder, on a one to one share basis. Upon the occurrence of certain events, the conversion ratio may be subsequently adjusted. The Company evaluated the embedded conversion option in the Convertible Preferred Shares to determine if there were any embedded derivatives requiring bifurcation. The conversion options of the Convertible Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor are they readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated. As the Convertible Preferred Shares are convertible at any time at the option of the holder and the embedded conversion options are not bifurcated, the Convertible Preferred Shares were further evaluated to determine if there were any Beneficial Conversion Features (“BCF”). BCFs exist when the accounting conversion price of the Convertible Preferred Shares is lower than the fair value of the Company’s ordinary shares at the commitment date. The Company has determined that there was no BCF attributable to any of the Convertible Preferred Shares because the initial accounting conversion prices were higher than the fair value of the Company’s ordinary shares determined. The fair value of the Company’s ordinary shares on the commitment date was estimated by the Company with the assistance of an independent valuation firm. The Company will continue to assess any potential BCF which could result from potential changes in conversion price upon the occurrence of certain events. There have been no events that would trigger an adjustment to the conversion prices of the Convertible Preferred Shares.

The Company assesses whether an amendment to the terms of its convertible preferred shares is an extinguishment or a modification using the fair value model. When convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) is treated as deemed dividends to the preferred shareholders. The Company considers that a significant change in fair value after the change of the terms to be substantive and thus triggers extinguishment. A change in fair value which is not significant immediately after the change of the terms is considered non-substantive and thus is subject to modification accounting.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

8. Convertible Preferred Shares - continued

Repurchases and Redesignations of Series A Preferred Shares

In March 2011, the Company repurchased 2,864,673 Series A Preferred Shares from Gobi at US$1.7454 (RMB11.45) per share for an aggregate price of US$5,000,000 (RMB32,809,002) (“Repurchase”). The Company accounted for the Repurchase as an extinguishment of the Series A Preferred Shares repurchased and recorded an increase of accumulated deficit based on the difference between the US$5,000,000 (RMB32,809,002) paid and the carrying amount of such Series A Preferred Shares of RMB1,879,741.

In August 2013, the Company negotiated with Esta for the issuance of 18,142,893 Series D preferred shares for a total consideration of US$50,000,000 (RMB308,328,500), of which the fair value per share was US$2.7559 (RMB16.99). The Company also noted it needed to complete certain legal administrative procedures related to the cancellation of the Series A Preferred Shares from the Repurchase in 2011. Consequently, the Company decided to fulfill the requirement in conjunction with the issuance of Series D through the following transactions entered at the same time and in contemplation of each other: (1) the Company issued 15,278,220 Series D Preferred Shares directly to Esta for US$45,000,000 (RMB277,605,000); (2) the Company reissued 2,864,673 Series A Preferred Shares repurchased from Gobi and redesignated such shares into Series D Preferred Shares on a one-for-one basis for US$5,000,000 (RMB30,723,500); (3) Gobi then sold these Series D Preferred Shares to Esta for US$5,000,000 (RMB30,723,500); and ; (4) Gobi paid the US$5,000,000 (RMB30,723,500) received from Esta to the Company. The value of the redesignation described in transaction 2 was compensated by Esta through the premium from issuance described in transaction 1.

Even though the Company and Gobi exchanged Series A Preferred Shares and cash, such exchange was based on terms identical to those from the 2011 Repurchase, and by design, neither the Company nor Gobi gave away or received any additional value in these transactions. In substance, the transactions were entered to issue a total of 18,142,893 Series D preferred shares to Esta for US$50,000,000 (RMB308,328,500), and the Company received the full fair value of all Series D Preferred Shares issued to Esta. Consequently, the Company had accounted for the transactions as such.

Also in August 2013, the Company redesignated 3,628,579 Series A Preferred Shares held by Gobi into Series D Preferred Shares, and Gobi then transferred 1,297,765 Series D Preferred Shares, 31,666 Series D Preferred Shares and 2,299,148 Series D Preferred Shares to DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P., respectively, at the purchase price of US$2.7559 (RMB16.99) per share for a total consideration of US$10,000,000 (RMB61,666,000) in cash. The Company did not receive any proceeds for the transfer between Gobi and DCM, nor did the Company receive any consideration for the redesignation for the shares transferred between Gobi and DCM. Such redesignation, in substance, is the same as a repurchase of Series A Preferred Shares from Gobi and a separate issuance of Series D Preferred Shares to DCM and DCM Hybrid RMB Fund, L.P.. The Company accounted for such redesignation as an extinguishment of 3,628,579 Series A Preferred Shares repurchased and recorded an increase in accumulated deficit based on the difference between the fair value of the consideration transferred to Gobi (i.e., fair value of Series D Preferred Shares) and the carrying amount of such Series A Preferred Shares.

The difference between the Series A Preferred Shares and the Series D Preferred Shares amount is recorded as deemed dividends and an increase to accumulated deficit in the year ended December 31, 2013, as this redesignation is accounted for as an extinguishment of Series A Preferred Shares.

Terms of the Convertible Preferred Shares

Key terms of the Convertible Preferred Shares are summarized as follows:

a. Dividends

The holders of the Series B, Series C and Series D Preferred Shares are entitled to receive dividends at the rate of 8% of the original Preferred Share issue price per annum, when and if declared by the Board of Directors of the Company, prior and in preference to the Series A Preferred Shares holders, ordinary shareholders or any other class of shareholders on an as-converted basis. The dividend of the Convertible Preferred Shares shall be non-cumulative.

The holders of the Convertible Preferred Shares are also entitled to receive any other dividend, when and if declared by the Board on an as-converted basis.

b. Liquidation preference

Upon the occurrence of any liquidation or deemed liquidation, the holders of the Series A, Series B, Series C, and Series D Preferred Shares shall be entitled to receive, before any distribution or payment to the holders of the ordinary shares of the Company, an amount equal to 150% of their original issue price for Series A Preferred Shares, 100% of their original issue price for Series B Preferred Shares, 100% of their original issue price for Series C Preferred Shares and 100% of their original issue price for Series D Preferred Shares, respectively, as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, plus all declared and unpaid dividends.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

8. Convertible Preferred Shares - continued

If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series D Preferred Shares shall be entitled to be paid first out of the assets of the Company available for distribution among the Shareholders, prior and in preference to any payment on all other series of preferred shares and ordinary shares, followed in sequence by Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares.

After payment of the full preferential amounts, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of Series A, Series B, Series C and Series D Preferred Shares and ordinary shares in proportion to the number of outstanding shares held by each such holder on an as converted basis.

The liquidation preference described above ceased to exist upon the completion of the Company’s IPO on May 9, 2014.

c. Redemption

All Convertible Preferred Shares are redeemable only upon a liquidation event or deemed liquidation events (e.g., change in control), as defined in the Memorandum and Articles of Association.

d. Conversion

The Convertible Preferred Shares are convertible, at the option of the holders, into the Company’s ordinary shares at an initial conversion ratio of 1:1 at any time after the original issuance date. In the event that the Company issues additional ordinary shares at a price lower than the then-applicable conversion price for the Preferred Shares, the conversion price of the Convertible Preferred Shares shall be adjusted. The conversion prices are also subject to adjustments upon certain dilution events. In addition, the Convertible Preferred Shares are automatically convertible into such number of ordinary shares of the Company as shall be determined by reference to the then effective and applicable conversion ratio upon the earlier of (i) the closing of a Qualified Initial Public Offering as defined in the Memorandum and Articles of Association, or (ii) the date specified by written consent or agreement of holders of a majority of the outstanding Series A, a majority of the outstanding Series B, 80% of the outstanding Series C and a majority of the outstanding Series D Preferred Shares, each voting as a separate class.

On April 28, 2014, the Company’s board and shareholders resolved that the Qualified Initial Public Offering (“QIPO”) requirements as stated in the Company’s Memorandum and Articles of Association were waived; and in the event that the public offering price per ADS is below US$10.00, immediately prior to completion of the Company’s initial public offering, all of the Company’s outstanding Series D preferred shares will be automatically converted into and designated as Class B ordinary shares as calculated as follows: US$60,000,000 (RMB363,222,000) divided by 80% of the initial public offering price per ADS, and then multiplied by the ADS-to-Class-A-ordinary-share ratio (each ADS represents three Class A ordinary shares). This was a modification to the existing conversion rights of Series D preferred shares, where the initial conversion ratio from preferred shares to ordinary shares was 1:1 upon the closing of a QIPO.

Upon the completion of the Group’s IPO on May 9, 2014, Series A, B and C Preferred Shares were converted into Class B ordinary shares on a one-to-one basis, while 21,771,472 shares of Series D Preferred Shares were converted into 25,000,000 shares of Class B ordinary shares. Concurrently, RMB15,605,908 (US$2,506,168) was recorded as deemed dividends to the Series D preferred shareholders.

e. Voting rights

The Convertible Preferred Shares have voting rights equivalent to the number of ordinary shares into which they are convertible to. The holders of the Convertible Preferred Shares also have certain veto rights including, but not limited to, any increase or decrease in the total number of directors and change of board composition, appointment or removal of senior management, approval of business plan and operating budget, dividend declaration, any merger, split, reorganization or consolidation.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

9. Ordinary Shares

On February 13, 2014, the Board has approved that all of the Company’s existing ordinary shares would be redesignated as Class B ordinary shares and all of the Company’s outstanding preferred shares would be redesignated or automatically converted into Class B ordinary shares immediately prior to the completion of the Company’s initial public offering (“IPO”). All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

On May 9, 2014, concurrently with the completion of the Company’s IPO, the Company issued 5,000,000, 1,666,666 and 5,000,000 shares of Class A ordinary shares at a price per share equal to the IPO price to DCM Hybrid RMB Fund, L.P., the Company’s existing shareholder, Qihoo 360 Technology Co. Ltd. and Ctrip Investment Holding Ltd., respectively.

On December 15, 2014, the Company entered into a share subscription agreement with Unicorn Riches Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Ctrip Investment Holding Ltd. and the respective personal holding companies of the Group’s chief executive officer and chief operating officer, pursuant to which the Company issued 36,812,868 numbers of Class A ordinary shares for a total proceeds of RMB905,792,199 (US$148 million), net of issuance cost of RMB14,279,026. The transaction was closed on December 31, 2014.

10. Share-based Compensation Expenses

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 11,500,000 ordinary shares. In December 2012, the Board of Directors approved an increase in the number of shares available for issuance under the plan to 18,375,140 ordinary shares. In April 2014 the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis.

The options granted under the 2008 plan have a contractual term of six years, and ones under 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2008 plan, incentive awards are only exercisable upon occurrence of certain defined exercisable events. The Group did not recognize any share-based compensation expense for the awards granted until the completion of the Company’s IPO on May 9, 2014 upon which the performance condition was satisfied. Share-based compensation expense of RMB39,172,678 was recognized for the year ended December 31, 2014.

Share options

The following table summarizes the Company’s option activities:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		US$	In Years	US$

Outstanding at January 1, 2014	17,631,953	0.37	3.67	28,284,725	0.49
Granted	6,477,000	3.08	—	—	3.57
Exercised	(2,332,851)	0.24	—	—	0.13
Forfeited	(510,256)	2.16	—	—	1.49
Outstanding at December 31, 2014	21,265,846	1.17	4.88	60,164,810	1.44
Vested and expected to vest at December 31, 2014	20,614,680	1.15	4.82	58,822,488	1.41
Exercisable at December 31, 2014	10,127,642	0.31	2.67	37,387,103	0.38

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

10. Share-based Compensation Expenses - continued

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares at each reporting date.

The total intrinsic value of options exercised for the year ended December 31, 2014 was RMB68,093,688 (US$10,974,710). No options were exercised in the years ended December 31, 2012 and 2013.

The total fair value of share options vested during the year ended December 31, 2012, 2013, and 2014 was RMB5,507,749, RMB8,340,955, and RMB23,849,260 (US$3,843,803), respectively.

The grant date fair value of each option is calculated using a binomial option pricing model with the following assumptions:

	2012	2013	2014

Expected volatility	55%	50-52%	50-51.1%
Risk-free interest rate	1.52%	1.08-1.75%	1.99-2.6%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%	0%
Expected term (in years)	6	6	6-10
Expected forfeiture rate (post-vesting)	0-20%	0-20%	0-20%
Fair value of the common share on the date of option grant	US$0.76 RMB4.78	US$0.91-1.98 RMB5.63-12.26	US$3.33-6.98 RMB20.66-43.31

The Company estimated the expected volatility at the date of grant date and each option valuation date based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its ordinary shares in the foreseeable future. Expected term is the contract life of the option, and estimated forfeiture rates are determined based on historical employee turnover rate.

On May 15, 2014, the Company modified the exercise price of 576,000 share options granted on April 1, 2014 from US$5.00 to US$3.00. The incremental compensation expense of RMB1,698,213 (US$275,505) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. The incremental compensation expense will be recognized over the remaining service period.

On October 8, 2014, the Company extended the contract life of 2,159,812 share options granted under 2008 plan from six years to ten years. The incremental compensation expense was immaterial and was recognized immediately since the options were fully vested.

As of December 31, 2014, there was RMB144,918,404(US$23,356,607) in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 3.52 years.

Restricted shares

The fair value of restricted shares with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the option plans:

	Numbers of restricted shares	Weighted average grant date fair value

Outstanding as of December 31, 2013	—	—
Grant	210,000	3.36
Vested	(30,618)	3.36
Forfeited	—	—
Outstanding as of December 31, 2014	179,382	3.36
Vested and expected to vest at December 31, 2014	179,382	3.36

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

10. Share-based Compensation Expenses - continued

As of December 31, 2014, there was RMB3,666,690 (US$590,963) in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 3.35 years.

11. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2012	2013	2014
				US$ (Note 2(c))
Numerator:
Net loss	(107,189,923)	(79,632,079)	(447,857,851)	(72,181,581)
Deemed dividends upon redesignation of Series A Preferred Shares	—	(59,428,400)	—	—
Deemed dividends upon modification of Series D Preferred Shares	—	—	(15,605,908)	(2,515,216)
Numerator for basic and diluted net loss per share	(107,189,923)	(139,060,479)	(463,463,759)	(74,696,797)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	26,000,000	26,000,000	105,746,313	105,746,313
Loss per share-basic and diluted	(4.12)	(5.35)	(4.38)	(0.71)

For the years ended December 31, 2012, 2013 and 2014, the Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	2012	2013	2014

Series A Preferred Shares	13,506,748	13,506,748	—
Series B Preferred Shares	21,564,115	21,564,115	—
Series C Preferred Shares	25,782,056	25,782,056	—
Series D Preferred Shares	21,771,472	21,771,472	—
Options and restricted shares	10,587,771	17,631,953	21,445,228
Total	93,212,162	100,256,344	21,445,228

12. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB721 million, or 51% of the Group’s total consolidated net assets as of December 31, 2014.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

13. Commitments and Contingencies

(a) Operating Lease Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. Certain of these arrangements contain free or escalating rent clauses. The Group recognizes rental expense under such arrangements on a straight-line basis over the lease term. Rental expenses amounting to RMB13,815,974, RMB12,582,318 and RMB15,969,051 during the years ended December 31, 2012, 2013 and 2014, respectively, were charged to the statement of comprehensive loss when incurred.

As of December 31, 2014, future minimum commitments under non-cancelable agreements were as follows:

Years Ending December 31,	RMB	US$
2015	22,501,858	3,626,641
2016	21,450,605	3,457,210
2017	18,894,220	3,045,196
2018	13,235,800	2,133,224
2019	13,162,292	2,121,376
Thereafter	19,611,943	3,160,871
Total	108,856,718	17,544,518

(b) Capital Commitments

As of December 31, 2014, capital commitments relating to leasehold improvement and purchase of equipment were approximately RMB1,438,502.

(c) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

14. Related Party Transactions and Balances

Ctrip Investment Holding Ltd.(“Ctrip” ) has one director in common with the Company. Ctrip has purchased 3,731,034 of Class A ordinary shares for a total proceeds of US$15 million through the private placement transaction in December 2014. Ctrip also acted as service provider to the Group, and the associated commission fee was immaterial.

15. Subsequent Events

In March 2015, the Group entered into agreements to acquire the majority of shares of two travel agencies, each of which has a license to sell and operate Taiwan tours in mainland China. The acquisitions closed on April 1, 2015. Total cash considerations are approximately RMB56 million subject to closing conditions and adjustments which are expected to complete in the second quarter of 2015.

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENT SCHEDULE

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(RMB, except share data and per share data, or otherwise noted)

	December 31,
	2013	2014
			US$ (Note 2(c))
ASSETS
Current assets
Cash and cash equivalents	301,976,515	1,323,279,666	213,273,969
Amounts due from subsidiaries	17,860,046	17,999,974	2,901,069
Prepayments and other current assets	1,247,811	1,561,058	251,597
Total current assets	321,084,372	1,342,840,698	216,426,635
Other non-current assets	2,127,187	—	—
Total assets	323,211,559	1,342,840,698	216,426,635

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Accrued expenses and other current liabilities	4,722,120	16,722,535	2,695,184
Total current liabilities	4,722,120	16,722,535	2,695,184
Non-current liabilities
Investments (deficit) in subsidiaries and VIE	27,133,711	(82,605,055)	(13,313,518)
Total non-current liabilities	27,133,711	(82,605,055)	(13,313,518)
Total liabilities	31,855,831	(65,882,520)	(10,618,334)

Mezzanine equity
Series A Convertible Preferred Shares (US$0.0001 par value; 20,000,000 and nil shares authorized as of December 31, 2013 and December 31, 2014, respectively, 13,506,748 and nil shares issued and outstanding as of December 31, 2013 and December 31, 2014 respectively)	9,360,443	—	—
Series B Convertible Preferred Shares (US$0.0001 par value; 21,564,115 and nil shares authorized, issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	48,890,116	—	—
Series C Convertible Preferred Shares (US$0.0001 par value; 25,782,056 and nil shares authorized, issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	290,255,691	—	—
Series D Convertible Preferred Shares (US$0.0001 par value; 21,771,472 and nil shares authorized, issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	367,934,993	—	—
Total mezzanine equity	716,441,243	—	—

Shareholders’ equity/(deficit)
Ordinary shares (US$0.0001 par value; 126,999,531 authorized and 26,000,000 shares issued and outstanding as of December 31, 2013; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized and 188,435,922 shares (including 82,487,876 Class A shares and 105,948,046 Class B shares) issued and outstanding as of December 31, 2014)	17,757	121,068	19,513
Additional paid-in capital	200,000	2,298,726,639	370,487,483
Accumulated other comprehensive loss	(19,723,270)	(21,080,728)	(3,397,597)
Accumulated deficit	(405,580,002)	(869,043,761)	(140,064,430)
Total shareholders’ equity/(deficit)	(425,085,515)	1,408,723,218	227,044,969
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	323,211,559	1,342,840,698	216,426,635

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENT SCHEDULE

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2012	2013	2014
				US$ (Note 2(c))
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Research and product development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(2,090,100)	(4,026,494)	(5,617,466)	(905,371)
Share of loss of subsidiaries and affiliated entities	(108,975,736)	(77,414,051)	(446,158,957)	(71,907,771)
Other operating income	—	—	415,259	66,928
Total operating expenses	(111,065,836)	(81,440,545)	(451,361,164)	(72,746,214)
Loss from operations	(111,065,836)	(81,440,545)	(451,361,164)	(72,746,214)
Other income/(expenses)
Interest income	4,356,806	1,737,572	6,618,634	1,066,730
Foreign exchange related gains/(losses),net	(480,893)	70,894	(3,115,321)	(502,097)
Loss before income tax expense	(107,189,923)	(79,632,079)	(447,857,851)	(72,181,581)
Income tax expense	—	—	—	—
Net loss	(107,189,923)	(79,632,079)	(447,857,851)	(72,181,581)
Deemed dividends to preferred shareholders	—	(59,428,400)	(15,605,908)	(2,515,216)
Net loss attributable to ordinary shareholders	(107,189,923)	(139,060,479)	(463,463,759)	(74,696,797)

Net loss	(107,189,923)	(79,632,079)	(447,857,851)	(72,181,581)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(237,281)	(5,331,216)	(1,357,458)	(218,783)
Comprehensive loss	(107,427,204)	(84,963,295)	(449,215,309)	(72,400,364)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENT SCHEDULE

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2012	2013	2014
				US$ (Note 2(c))
Cash provided by (used in) operating activities	(489,138)	(3,057,858)	2,636,388	424,908
Cash used in investing activities	(148,778,745)	(93,595,112)	(518,689,918)	(83,597,640)
Cash provided by financing activities	—	306,360,473	1,540,396,658	248,266,876

Effect of exchange rate changes on cash and cash equivalents	(717,845)	(5,250,519)	(3,039,977)	(489,955)
Net increase /(decrease) in cash and cash equivalents	(149,985,728)	204,456,984	1,021,303,151	164,604,189
Cash and cash equivalents at the beginning of year	247,505,259	97,519,531	301,976,515	48,669,780
Cash and cash equivalents at the end of year	97,519,531	301,976,515	1,323,279,666	213,273,969
Supplemental disclosure of non-cash investing and financing activities
Deemed dividends to preferred shareholders	—	59,428,400	15,605,908	2,515,216
Accrued issuance cost related to private placement	—	—	14,076,285	2,268,685
Accrual related to deferred initial public offering costs	—	2,127,187	—	—
Receivables related to exercise of stock option	—	—	(1,019,748)	(164,354)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENT SCHEDULE

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Note to Financial Statement Schedule

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. Such investments in subsidiaries are presented on the balance sheets as investment (deficit)in subsidiaries and VIE and the loss of the subsidiaries is presented as share of loss of subsidiaries and VIE.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

As of December 31, 2014, the Company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.