Form 20-F
period 2015-12-31
Tuniu Corp
filed 2016-04-28
CIK 1597095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

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

Telephone: +(86 25) 8685-3969

Email: ir@tuniu.com

Tuniu Building No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.0001 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

Class A ordinary shares, par value US$0.0001 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

269,597,392 Class A ordinary shares (excluding 1,851,561 Class A ordinary shares, represented by American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2015.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

The following table presents selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss for the three years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss for the year ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Organized tours	751,388	1,075,094	1,892,826	3,432,825	7,358,879	1,136,015
Self-guided tours	17,559	32,359	48,901	93,126	194,162	29,973
Others	2,667	12,875	20,744	28,756	127,745	19,720

Total revenues	771,614	1,120,328	1,962,471	3,554,707	7,680,786	1,185,708
Less: Business and related taxes	(6,071)	(7,447)	(12,784)	(19,768)	(35,526)	(5,484)

Net revenues	765,543	1,112,881	1,949,687	3,534,939	7,645,260	1,180,224
Cost of revenues	(741,716)	(1,073,732)	(1,829,665)	(3,308,801)	(7,274,675)	(1,123,016)

Gross profit	23,827	39,149	120,022	226,138	370,585	57,208

Operating expenses:
Research and product development	(21,386)	(33,370)	(38,994)	(104,881)	(298,199)	(46,034)
Sales and marketing	(50,589)	(57,994)	(110,071)	(434,191)	(1,154,155)	(178,171)
General and administrative	(53,877)	(62,006)	(69,679)	(166,988)	(385,442)	(59,502)
Other operating income	1,651	775	1,689	6,902	12,175	1,879

Loss from operations	(100,374)	(113,446)	(97,033)	(473,020)	(1,455,036)	(224,620)
Other income/(expenses):
Interest income	2,287	7,432	16,163	31,284	76,516	11,812
Foreign exchange gains/(losses), net	6,529	(741)	1,286	(5,334)	(83,118)	(12,831)
Other loss, net	(392)	(357)	(48)	(788)	(1,336)	(205)

Loss before income tax expense	(91,950)	(107,112)	(79,632)	(447,858)	(1,462,974)	(225,844)
Income tax (expense) benefit	—	(78)	—	—	589	91

Net loss	(91,950)	(107,190)	(79,632)	(447,858)	(1,462,385)	(225,753)

Net loss attributable to noncontrolling interests	—	—	—	—	(3,006)	(464)
Net loss attributable to Tuniu Corporation	(91,950)	(107,190)	(79,632)	(447,858)	(1,459,379)	(225,289)
Deemed dividends to preferred shareholders	(30,929)	—	(59,428)	(15,606)	—	—
Net loss attributable to ordinary shareholders	(122,879)	(107,190)	(139,060)	(463,464)	(1,459,379)	(225,289)

Net loss per ordinary share attributable to ordinary shareholders
Basic	(4.73)	(4.12)	(5.35)	(4.38)	(5.88)	(0.91)
Diluted	(4.73)	(4.12)	(5.35)	(4.38)	(5.88)	(0.91)
Net loss per ADS attributable to ordinary shareholders
Basic	(14.18)	(12.37)	(16.05)	(13.15)	(17.63)	(2.72)
Diluted	(14.18)	(12.37)	(16.05)	(13.15)	(17.63)	(2.72)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	26,000,000	26,000,000	105,746,313	248,362,837	248,362,837

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	332,101	299,238	419,403	1,457,722	2,101,217	324,372
Restricted cash	11,530	6,875	9,250	44,030	338,997	52,332
Short-term investments	—	30,000	327,000	468,570	1,226,415	189,326
Prepayments and other current assets	56,635	127,050	286,560	575,297	1,699,468	262,353
Total assets	427,766	502,838	1,075,373	2,645,017	7,186,141	1,109,349
Accounts payable	55,822	127,240	288,965	382,705	767,307	118,452
Advances from customers	157,919	244,214	396,738	638,828	1,223,313	188,847
Total liabilities	250,938	433,262	784,017	1,236,294	3,848,418	594,093
Total mezzanine equity	350,744	350,744	716,441	—	—	—
Total shareholders’ equity/(deficit)	(173,915)	(281,168)	(425,086)	1,408,723	3,337,723	515,256

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash provided by/(used in) operating activities	36,270	14,663	116,736	(271,102)	(514,735)	(79,462)
Net cash used in investing activities	(20,686)	(46,786)	(304,218)	(227,923)	(1,915,168)	(295,651)
Net cash provided by financing activities	257,447	—	306,360	1,540,397	3,005,838	464,022

The following table presents summary operating data for the years indicated:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
Number of trips (in thousands)
Organized tours (excluding local tours)	174	236	367	712	1,633
Local tours	409	503	687	1,074	1,702
Self-guided tours	49	110	221	396	1,114

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2016, the noon buying rate was RMB6.5004 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.5004	6.4571

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Declines or disruptions in the leisure travel industry in China may materially and adversely affect our business and results of operations.

We are dependent on the leisure travel industry for substantially all of our revenues. The leisure travel industry is dependent on personal discretionary spending levels, which may be materially and adversely affected by economic downturns and recessions. Although the leisure travel industry in China has experienced rapid growth over the past decade, any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operations. The Chinese economy recovered in 2010 and remained relatively stable in 2011, but the growth rate of China’s GDP decreased in 2013, 2014 and 2015. It is uncertain whether this economic slowdown will continue into 2016 and beyond. Any severe or prolonged slowdown in the Chinese economy, slowdown in the growth rate of disposable income per capita in China or the recurrence of any financial disruptions may materially and adversely affect the leisure travel industry in China and our business, financial condition and results of operations.

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. For example, the travel industry was negatively impacted by the outbreak of severe acute respiratory syndrome in several regions in Asia, including Hong Kong and China, in early 2003, snowstorms that severely affected southern China in early 2008, the outbreak of H1N1 influenza (swine flu) that occurred in Mexico and the United States in April 2009, the earthquake, tsunami and nuclear crisis in Japan in early 2011, heavy haze that shrouded central and northern China and some Southeast Asian countries in 2013, the outbreak of Ebola hemorrhagic fever in West Africa beginning in March 2014, the disappearance of a Malaysia Airlines flight in March 2014 as well as the crashes of Malaysia Airlines and AirAsia flights in July and December 2014, respectively, which all had a negative impact on air travel among our target customers. In addition, overseas leisure travel products and services accounted for over 65% of our gross bookings in 2015. Even though China has recently reached agreements with certain countries such as the United States and Canada to relax existing travel visa restrictions for Chinese nationals, our overseas leisure travel business may be negatively affected by any adverse change in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrests, wars, imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the Paris terrorist attacks in November 2015 negatively impacted the near-term travel demands for Europe. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

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

We have incurred net losses historically and will likely incur losses in the future as we grow our business. We had a net loss of RMB79.6 million, RMB447.9 million and RMB1,462.4 million (US$225.8 million) in 2013, 2014 and 2015, respectively. Our historical net losses were partially attributable to our spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. We expect that we will continue to incur significant expenses to further grow our business, which will affect our profitability and cash flow from operations in the future.

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

In 2015, the number of orders placed through our mobile platform accounted for approximately 70% of total orders placed through our online platform and average daily unique visitors on our mobile platform accounted for approximately 70% of the average daily unique visitors on our online platform. As a result, our mobile platform serves as an important and integral part of our customers’ research on travel-related information. The lower functionality, speed and memory generally associated with mobile devices may make it more difficult for our customers to fully access our mobile platform, and we may fail to attract and retain a significant portion of the growing number of customers who search for and book travel products and services through mobile devices. We may also experience difficulties monetizing customer traffic to our mobile platform.

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

If we are unable to identify, attract, hire, train and retain key individuals and highly skilled employees, our business may be adversely affected

Our future performance depends on the continued service of our senior management, in particular, Mr. Dunde Yu, our co-founder, chairman and chief executive officer, and Mr. Haifeng Yan, our co-founder, director, president and chief operating officer. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. There is no assurance that we can continue to retain their services and there can be no assurance that they will not compete against us.

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

As part of our growth strategy, we intend to develop and offer new travel products and services to satisfy the evolving needs of our customers. In January 2016, we launched an open platform for air ticketing and hotel booking services. New bundles such as the “Air Ticket plus X” and “Hotel plus X” allow our new services to closely complement our core leisure travel services. We also launched bus ticketing and mobile car rental channels in order to provide leisure travelers with the most comprehensive solutions. We have limited experience and operating history in developing and operating these new services. These and other new products and services we may offer in the future present operating and marketing challenges that are different from those we currently encounter. In addition, the market for our new travel products and services may be highly competitive. If we fail to successfully develop and offer our new travel products and services in an increasingly competitive market, we may not be able to capture the growth opportunities associated with them or recover the development and marketing costs, and our future results of operations and growth strategies could be adversely affected.

We have limited experience in operating a finance business. Increased exposure to credit risks or significant deterioration in the asset quality of our finance business may have a material adverse effect on our business, results of operations and financial condition.

We started to participate in the finance sector in China in 2015. We offer a range of financial services, including consumer financing, supply chain financing and yield enhancement products and insurance products to our customers. Expansion in this new business area involves new risks and challenges. For certain financial products, we have committed or will commit our own capital. Our lack of familiarity with the finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer.

The risk of nonpayment of loans is inherent in the finance business and we are subject to credit risk resulting from defaults in payment for loans by the suppliers and customers. Credit risks are exacerbated in consumer financing because there is relatively limited information available about the credit histories of customers. There can be no assurances that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our finance business. Deterioration in the overall quality of loan portfolio and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global finance sectors, which may adversely affect the businesses, operations or liquidity of our suppliers and customers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our finance business and significant increase in associated credit risks may have a material adverse effect on our business, results of operations and financial condition.

In addition, the development of finance business is capital intensive. We continue to provide management, administration and collection services on the transferred financial assets and are obligated to absorb a portion of the losses incurred in the outstanding portfolio of the transferred financial assets in the event of default. We may need additional cash resources due to further developments of our financial services or changed business conditions, which may cause us to seek credit facilities or sell additional equity or debt securities. The incurrence of indebtedness would result in increased debt obligations and could result in operating and financial covenants that would restrict our operations. Additionally, it is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

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

On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the Tourism Law, which became effective as of October 1, 2013. The Tourism Law imposes more stringent restrictions on tour operators. Pursuant to the Tourism Law, tour operators are prohibited from arranging compulsory shopping or other activities which charge additional fees on top of the contract prices that the tourist has already paid, unless it is agreed upon by both parties through consultation or requested by the tourist and does not affect the itinerary of other tourists. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Travel Companies.” If our travel suppliers fail to comply with these restrictions, our reputation and brand may be negatively affected. In addition, as a result of the Tourism Law, the commissions or rebates that tour operators receive from shopping establishments have declined and organized tour prices have risen, which have reduced the demand for organized tours in the short term and may continue to reduce the demand for organized tours in the future. If customers cannot adapt to the increased organized tour prices, our business and results of operations will be materially and adversely affected.

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

Our business depends on the performance and reliability of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of the PRC, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which domestic users can connect to the Internet. We rely on a limited number of telecommunications service providers, primarily China Telecom and China Unicom, to provide us with data communications capacity. We, our customers or travel suppliers, may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, the number of Internet users may decline and our business may be harmed. Moreover, if we are not able to renew services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers on commercially reasonable terms or at all, the quality and stability of our online platform may be adversely affected.

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

The secure transmission of confidential information over the Internet is essential in maintaining customer confidence in us. We conduct a significant portion of our transactions through our website. We utilize digital certificates to help us conduct secure communications and transactions. In addition, sensitive customer information, such as password and payment information, is stored with encryption, and our data servers are secured with firewalls. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. Our security measures may not be sufficient to prevent security breaches. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims.

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

Part of our growth strategy is the pursuit of strategic alliances and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify and successfully execute suitable acquisition opportunities and alliances. Any future acquisitions, investments, and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements, including risks associated with unforeseen or hidden liabilities, diversion of management resources and costs of integrating acquired businesses, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potentially significant loss of investments. Any acquisitions we pursue could also create difficulties with integrating the technology of acquired businesses with our existing technology, and employees of acquired businesses into the various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Should we fail to integrate acquired companies efficiently, our earnings, revenues, gross margins, operating margins and business operations could be negatively affected. Furthermore, acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products and services in which the acquired companies specialize and the loss of key personnel and customer accounts. Any alliances we pursue could also subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may also have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

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

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2013 and 2014, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board of the United States, or PCAOB. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of US GAAP and the SEC, reporting requirements to formalize key controls over financial reporting and to prepare and review consolidated financial statements and related disclosures. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Following the identification of the material weakness, we have taken extensive measures to remedy the material weakness. As of December 31, 2015, based on our management assessment on the performance of the above mentioned remediation measures, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2015. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2015. However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

We adopted an incentive compensation plan in 2008, or the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted a separate incentive compensation plan in 2014, or the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.” As of March 31, 2016, there were options to acquire 10,766,805 ordinary shares outstanding under the 2008 Plan, and options to acquire 18,805,521 ordinary shares and 113,772 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

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

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interest in any entity conducting value-added telecommunications business. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology in July 2006, or the MIIT Circular, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested telecom enterprises and obtain business operating licenses for Internet content provision, or an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. Due to a lack of interpretation from the MIIT, it is unclear what impact the MIIT Circular will have on us or other PRC Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours. Nanjing Tuniu holds our ICP licenses, and owns the domain name used in our value-added telecommunications business. Nanjing Tuniu is also the owner of all registered trademarks used in our value-added telecommunications business and is the applicant of all the applications for trademark registration we have made.

We are a Cayman Islands company and our wholly owned PRC subsidiary, Beijing Tuniu Technology Co., Ltd., or Beijing Tuniu, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Beijing Tuniu, Nanjing Tuniu, and the shareholders of Nanjing Tuniu. As a result of these contractual arrangements, we exert control over Nanjing Tuniu and its subsidiaries and consolidate their results of operations in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

In the opinion of our PRC counsel, Fangda Partners, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, each of the shareholders’ voting rights agreement, powers of attorney, equity interest pledge agreement and purchase option agreement entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, and the cooperation agreement between Beijing Tuniu and Nanjing Tuniu, which establish our contractual arrangement with Nanjing Tuniu and its shareholders, and, except as otherwise disclosed in this annual report, our business operations are not in violation of existing PRC laws, rules and regulations. However, we are advised by our PRC counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity established in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, 50% or more of the equity interests or voting rights of the subject entity; (ii) holding less than 50% of the equity interests or voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, shareholders’ meetings or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Under the draft Foreign Investment Law, once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date, in the event that the FIE is engaged in an industry listed on the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOC, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the forced closure of our online platform” and “Item 4.C. Information on the Company—Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed FIEs, if they are ultimately “controlled” by foreign investors. Therefore, there is a risk that, for any company which invests in an industry category that is on the “negative list” using a VIE structure established after the Foreign Investment Law takes effect the VIE structure would be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then there is the risk that the variable interest entities will be treated as FIEs and any operation in industry categories on the “negative list” without market entry clearance would possibly be considered as illegal. But as for investments in industry categories contained in the negative list through VIE structures established before the Foreign Investment Law takes effect, there is no specific clause in the draft Foreign Investment Law specifying how these investments will be treated. In accordance with an explanation on the draft Foreign Investment Law issued concurrently by the MOC, the MOC is conducting further research and studying on this matter and will put forward disposition suggestions after soliciting public comments. The MOC solicited comments on the draft Foreign Investment Law and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. Moreover, it is uncertain whether the value-added telecommunications and travel industries in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued by the State Council. If a final version of the Foreign Investment Law and the “negative list” are promulgated and mandate further actions, such as MOC market entry clearance, to be completed by companies like us, with existing VIE structures, we face uncertainties as to whether such clearance can be timely obtained, or at all. Any such development could materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. In the event that a final version of the Foreign Investment Law is enacted, we will conduct a full analysis of our corporate structure, corporate governance and business operations to assess our conformity with the requirements set forth therein.

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

Although we have been advised by our PRC counsel, Fangda Partners, that our contractual arrangements with Nanjing Tuniu and its shareholders did not and does not result in any violation of current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under contract law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Nanjing Tuniu refuse to transfer their equity interests in Nanjing Tuniu to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Furthermore, while the company chops of Nanjing Tuniu are held by its legal and accounting departments, our ability to ensure its performance under the contractual agreements may be limited if we are unable to secure control of the company chops in the event of a dispute with its management or shareholders, as many official documents require affixation of company chops to become fully effective. If we were the controlling shareholder of Nanjing Tuniu with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding how our contractual arrangements would be interpreted under PRC laws and the ultimate outcome of the resolution of disputes in relation to such contractual arrangements, should arbitration become necessary. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC laws, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Nanjing Tuniu and its shareholders, and our ability to conduct our business may be negatively affected. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities with our financial results.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu do not represent an arm’s-length transaction and adjust Nanjing Tuniu’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Nanjing Tuniu, which could in turn increase its tax liabilities without reducing our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to Nanjing Tuniu for under-paid taxes. Our consolidated net loss may be increased if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

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

We do not have priority pledges or liens against Nanjing Tuniu’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Nanjing Tuniu undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Nanjing Tuniu’s assets. If Nanjing Tuniu liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Nanjing Tuniu to Beijing Tuniu under the cooperation agreement between them. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Nanjing Tuniu through carefully designed budgetary and internal controls to ensure that Nanjing Tuniu is well capitalized and is highly unlikely to trigger any third party monetary claims in excess of its assets and cash resources. Furthermore, Beijing Tuniu has the ability, if necessary, to provide financial support to Nanjing Tuniu to avoid such an involuntary liquidation.

If the shareholders of Nanjing Tuniu were to attempt to voluntarily liquidate Nanjing Tuniu without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Nanjing Tuniu’s shareholders to transfer all of their equity interests to a PRC entity or individual designated by us in accordance with the purchase option agreement with the shareholders of Nanjing Tuniu, to the extent permitted by PRC laws. In the event that the shareholders of Nanjing Tuniu initiate a voluntary liquidation proceeding without our authorization or attempt to distribute the retained earnings or assets of Nanjing Tuniu without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such legal proceeding may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceeding would be uncertain.

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

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and in the recent years, the growth has been slowing down. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our financial condition and results of operations. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

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

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and would have a material adverse effect on our results of operations and the value of your investment.

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

We do not believe that Tuniu Corporation meets all of the conditions above and thus we do not believe that it is a PRC resident enterprise for PRC enterprise income tax purposes, despite the fact that all of the members of our management team as well as the management team of Tuniu (HK) Limited are located in China. However, if the PRC tax authorities determine that it is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or PRC enterprise group and treated as PRC resident enterprises for PRC enterprise income tax purposes.

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

The SAT further released its Bulletin on Several Issues Concerning Enterprise Income Taxation on Income Arising from the Indirect Transfers of Property by Non-resident Enterprises (“SAT Bulletin 2015 No. 7” or “Bulletin 7”), which became effective on February 3, 2015. Bulletin 7 repealed the relevant Indirect Transfer provisions contained in Circular 698 and set forth more detailed rules for the tax treatment of Indirect Transfers of equity interests in PRC resident enterprises and other assets situated in China. Bulletin 7 abolished the previous mandatory reporting requirement for Indirect Transfers under Circular 698, and provides that the parties to an Indirect Transfer transaction have the option to decide whether to report the Indirect Transfer to the competent tax authorities. Applying a “substance over form” principle, when a non-resident enterprise structures an Indirect Transfer of an equity interest in a PRC resident enterprise or other assets situated in China to avoid taxation under the EIT through arrangements lacking reasonable commercial purposes, the Indirect Transfer will be re-characterized as a direct transfer. As a result, any gains derived from the Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Bulletin 7 provides de facto safe harbor treatment for situations in which a non-resident enterprise buys and then sells shares, in the public securities markets, of an overseas-listed company that holds an equity interest in a PRC resident enterprise, and thereby realizes a capital gain. However, in order for the safe harbor treatment to apply, both the purchase and sale must be conducted on the public securities markets so as to preclude market manipulation, and the equity interests purchased and sold must be those in the same enterprise. When shares sold in the public securities markets were obtained before such shares were listed on a public securities market or were not purchased through a public securities market, or when shares were purchased on a public market but are to be sold through non-public markets, the safe harbor would not apply. There is uncertainty as to the interpretation and application of SAT Circular 698 and Bulletin 7. If an Indirect Transfer occurs for us, we and our non-PRC resident investors may be at risk of being taxed under SAT Circular 698 and Bulletin 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Bulletin 7 or to establish that we should not be taxed under SAT Circular 698 and Bulletin 7.

PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective in September 2006 that are commonly referred to as the M&A Rules, which were amended on June 22, 2009, with such amendments becoming effective as of the same date. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liabilities and penalties under PRC laws.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our earlier initial public offering and concurrent private placement as well as our subsequent private placements, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds to fund our existing PRC subsidiaries only through loans or capital contributions or to establish new PRC subsidiaries, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries or establishment of new PRC subsidiaries must be approved by the MOC or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises are allowed to use its Renminbi capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. If we convert the net proceeds we receive from our earlier initial public offering and the concurrent private placement as well as our subsequent private placement into Renminbi pursuant to these Circulars, our use of Renminbi funds for general corporate purposes will be within the business scopes of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Furthermore, SAFE promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Circular 45 was abolished on March 19, 2015. These SAFE Circulars may significantly limit our ability to use Renminbi converted from the net proceeds of our earlier financing activities to fund establishment of new PRC subsidiaries by Beijing Tuniu or Tuniu (Nanjing) Information Technology Co., Ltd. to invest in or acquire any other PRC companies, or to establish new PRC consolidated affiliated entities.

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

We generate all of our revenues and incur substantially all of our expenses in Renminbi, and substantially all of our sales and supply contracts are denominated in Renminbi. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect the relative purchasing power in Renminbi terms of our U.S. dollar assets and the proceeds received from our earlier initial public offering, related concurrent private placement and our subsequent private placements which took place in December 2014 and May 2015. As the functional currency for our PRC subsidiaries and affiliated PRC entities is Renminbi, fluctuations in the exchange rates may also cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert the U.S. dollars we received from our initial public offering into Renminbi to pay our operating expenses, any appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the amount of the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

Six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was subsequently amended. The M&A Rules, among other things, require offshore special purpose vehicles controlled by PRC companies or individuals formed for the purpose of an overseas listing of such PRC companies’ or individuals’ interests in PRC domestic companies to obtain the CSRC’s approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC counsel, Fangda Partners, has advised us that, based on its understanding of the current PRC laws, rules and regulations, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the NASDAQ Global Market, because:

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

In December 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information services providers, publish the Internet information services providers standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet information services providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and results of operations.

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

The economy of China has been experiencing increases in inflation and labor costs in recent years. As a result, the average wage in the PRC is expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be materially and adversely affected.

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

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. From the time our ADSs became listed on NASDAQ on May 9, 2014 through April 22, 2016, the trading price of our ADSs has ranged from US$8.99 to US$24.00 per ADS, and the last reported trading price on April 22, 2016 was US$11.55 per ADS. The prices of our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading prices of our ADSs may also be affected by changes in the U.S. stock markets in general.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 4.6% of our outstanding ordinary shares as of March 31, 2016, representing 32.5% of our total voting power. Currently, our directors and officers beneficially own an aggregate of 75.5% of our outstanding shares representing 82.7% of our total voting power.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and any applicable lock-up agreements. As of March 31, 2016, there were a total of 30,863,638 ADSs (equivalent to 92,590,914 Class A ordinary shares) outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a “passive foreign investment company,” or PFIC, for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Nanjing Tuniu and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of Nanjing Tuniu and its subsidiaries for United States federal income tax purposes, and based upon our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. See “Item 16G. Corporate Governance.” Although we do not currently plan to further utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

Because we do not expect to pay dividends in the foreseeable future, ADS holders must rely on price appreciation of our ADSs for return on their investment.

We do not anticipate that we will pay any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deem relevant. Accordingly, for holders of our ADSs, realization of a gain on their investment will depend on the appreciation of the price of our ADSs, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ADSs.

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

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NASDAQ, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

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

In December 2014, we entered into a share subscription agreement with Unicorn Riches Limited, a special purpose vehicle of Hony Capital, JD.com E-commerce (Investment) Hong Kong Corporation Limited, a special purpose vehicle of JD.com, Inc. (Nasdaq: JD), Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (Nasdaq: CTRP) and the respective personal holding companies of Tuniu’s chief executive officer and chief operating officer, pursuant to which we sold a total of 36,812,868 newly issued Class A ordinary shares for US$148 million.

In May 2015, we entered into a share subscription agreement with each of Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., Unicorn Riches Limited, a special purpose vehicle of Hony Capital, DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., both affiliates of DCM V, L.P., Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd., Esta Investments Pte Ltd, an affiliate of Temasek Holdings and Sequoia Capital 2010 CV Holdco, Ltd, an affiliate of Sequoia Capital, pursuant to which we sold a total of 93,750,000 newly issued Class A ordinary shares for US$500 million.

In November 2015, we entered into a share subscription agreement with HNA Tourism Group, or HNA Tourism, pursuant to which an affiliate of HNA Tourism purchased 90,909,091 newly issued Class A ordinary shares from us for US$500 million in January 2016.

During the year ended December 31, 2015, we acquired 100%, 100%, 75% and 80% of equity interests of four offline travel agencies, respectively. We gained access to the expanding Taiwan tourism market and improved the capability in the direct procurement of products with these acquisitions. The total purchase price was RMB119.5 million (US$18.4 million), which included cash consideration of RMB104.2 million (US$16.0 million) and RMB15.3 million (US$2.4 million), the fair value of contingent cash consideration to be made based on the achievement of certain revenue and profit target over the next three to four years.

Tuniu Corporation established a wholly owned PRC subsidiary, Beijing Tuniu, in September 2008. Tuniu (HK) Limited established another wholly owned PRC subsidiary, Tuniu (Nanjing) Information Technology Co., Ltd., in August 2011, and acquired 100% of the equity interests in Beijing Tuniu in September 2011. Through Beijing Tuniu, we obtained control over Nanjing Tuniu by entering into a series of contractual arrangements, including purchase option agreement, equity interest pledge agreement, shareholders’ voting rights agreement, powers of attorney and cooperation agreement, with Nanjing Tuniu and its shareholders. Nanjing Tuniu holds our ICP licenses as an Internet content provider and operates our website. Beijing Tuniu International Travel Service Co., Ltd. and Nanjing Tuniu International Travel Service Co. Ltd., both of which are Nanjing Tuniu’s subsidiaries, hold our operation permits for overseas travel business.

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

To cultivate customer loyalty and ensure customer satisfaction, we complement our online platform with an extensive nationwide service network, including our primary call center in Nanjing, a regional call center in Guangzhou and 160 regional service centers located in 154 cities across China as of December 31, 2015. In 2015, we executed our regional expansion strategy by adding 85 regional service centers throughout China. As of December 31, 2015, we had a team of over 1,400 well-trained tour advisors to closely assist customers throughout their booking process. We believe that our high-quality customer service has contributed to the continuous growth in our customer base. The total number of trips sold by us grew from approximately 2,182,000 in 2014 to approximately 4,449,000 in 2015.

Our recognized brand in leisure travel and growing customer base enable us to source a broad range of products from high-quality travel suppliers at competitive prices. We rigorously select our travel suppliers to ensure quality and reliability. We have developed our proprietary supply chain management system—N-Booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time, through the web or mobile devices to more efficiently manage travel products and better understand customer preferences. In addition, to further broaden the range of our products and better serve our customers, we enter into strategic agreements with various industry partners from time to time. For example, in December 2014, we entered into a strategic cooperation agreement with Ctrip.com International, Ltd., a leading travel service provider in China, in order to expand our collaboration on shared travel resources. In November 2015, we formed a strategic partnership with HNA Tourism, under which HNA Tourism undertook to provide us with its premium airline and hotel resources at a preferential rate, under fair competition market rules.

Our Products and Services

We offer a wide array of packaged tours and other travel-related services to meet the diverse travel needs and preferences of leisure travelers in China. Our packaged tours consist of organized tours and self-guided tours. Our core strength is in overseas leisure travel products and services, which contributed over 65% of our gross bookings in 2015.

Organized Tours

Our organized tours offer the benefits of pre-arranged itineraries, transportation, accommodations, entertainment, meals and tour guide services. By booking an organized tour with us, our customers can achieve cost savings compared to booking each component separately and enjoy a pleasant and hassle-free travel experience.

Our organized tours cover over 150 countries and regions worldwide, including nearly all of the popular tourist destinations among Chinese travelers, such as Europe, Thailand, Indonesia (Bali), the Maldives, Korea, Japan, Hong Kong, the United States and Saipan Islands, as well as all of the popular tourist attractions in China. Organized tours are particularly popular for overseas destinations with language or cultural barriers.

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

In addition, to address the needs of group travelers who cannot be satisfied by off-the-shelf standard packaged travel products, such as companies planning travel retreats and families planning group tours, we provide customized tours to cater to such specific travel needs. Our group travel tour advisors work closely with our travel suppliers and our customers to design travel products and itineraries that meet such customers’ unique needs.

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

Other Travel-Related Services

Our other travel-related services comprise mainly sales of tourist attraction tickets, visa processing services, financial services, hotel booking services and air ticketing services. We earn a commission or service fee on these services. In addition, we provide advertising services to domestic and foreign tourism boards and bureaus on our online platform.

Our Online Platform and Offline Service Network

We reach and serve customers through multiple online and offline channels, including our tuniu.com website, mobile platform, a primary call center in Nanjing, a regional call center in Guangzhou and, as of December 31, 2015, 160 regional service centers in 154 cities across China.

Our online platform provides our customers with the tools and information to conveniently plan, book and purchase travel products and services. In addition, our online platform presents comprehensive product information and travel requirements through user-friendly interfaces for leisure travelers to easily search for, compare and place orders for product offerings that best suit their needs. As of December 31, 2015, we had over 1,400 well-trained tour advisors and over 350 customer service representatives located at our centralized call center to supplement our online transaction infrastructure by providing our customers with professional advice and guidance throughout their travel planning and bookings process as well as timely support before and during their travels. The inclusion of a customer-focused, service network is particularly important to customers of our travel products with high selling prices as these customers usually demand more assistance and attention in their travel planning.

Our Website

Our website, tuniu.com, provides a one-stop travel platform for our customers to do everything from researching travel destinations to booking travel products. In addition to our product information such as tour duration, departure time and destination descriptions, our website features comprehensive travel advice ranging from basic information to professional and user recommendations and travelers’ reviews for the destinations we cover. Users can post questions regarding specific products and receive timely responses online from our well-trained tour advisors and customer service representatives, which facilitates their travel planning, product selection, reservations and payments. Our user-friendly interface enables users to quickly and easily evaluate and compare a wide array of travel products. Customers can also raise complaints about our travel products and services through the online-messaging function on our website.

We encourage our customers to share photos, stories and other travel-related information on our website. We have built a large and fast-growing collection of customer reviews and travel stories which we believe are attractive and useful to our current and prospective customers. As of December 31, 2015, we had more than 2,000,000 customer reviews and over 30,000 travel stories and destination guides on our website. The Travelogue forum on our website, which is organized based on destinations, provides our customers with an easy and intuitive way to access various topics of interest. Registered members can share their travel experiences and interact with other members by posting questions and receiving answers from fellow forum members. We have a comprehensive collection of descriptions and photos of different destinations. Our website also provides other useful travel-related information, such as weather forecasts, exchange rates, train schedules and subway maps to further enhance user experience.

A transaction on our website generally involves the following steps:

Browse. A customer typically enters one of our over 150 city webpages by selecting his location or departing city. The customer can easily browse our product selection by travel destination. In order to allow customers to locate the products they are interested in, our website also arranges our travel product offerings into different categories, such as organized tours, self-guided tours, corporate tours, cruises, tickets for tourist attractions, self-drive tours and visa applications. The customer can also choose to browse through our best-sellers for each of local tours, domestic tours, overseas tours, self-guided tours and tickets for tourist attractions.

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

Our Mobile Platform

Our Android- and Apple iOS-based mobile applications, such as Tuniu Travel, and the mobile version of our website, m.tuniu.com, allow customers to search for travel products and services and place orders on mobile devices. Our mobile platform also enables customers to track their order status and provides other location-based services to allow users to quickly locate a variety of nearby scenic spots.

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

Offline nationwide service network. Our primary call center is located in our headquarters in Nanjing, with over 350 customer service representatives as of December 31, 2015. In addition, we have a regional call center in Guangzhou dedicated to serving Cantonese-speaking clients, designed to better serve the heightened demand in the region for leisure travel. Our call centers provide 24-hour-a-day, seven-day-a-week customer services before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them according to destinations to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure our customers receive quality services. In October 2013 and 2015, we obtained the Best Call Center Award in the CCM Awards that was jointly organized by CCMWorld Group and CC-CMM Organization, and in October 2014 and in 2015, we received the Golden Tone Award from 51CallCenter, a call center and business process outsourcing industry group, for offering outstanding call center and customer service experiences. In addition, as of December 31, 2015, we had 160 regional service centers located across 154 cities in China to handle inquiries from customers as well as process visa applications and payments.

Tour Advisors. As of December 31, 2015, we had over 1,400 tour advisors who are well-trained through in-house training workshops as well as training sessions provided by our travel suppliers to closely assist our customers throughout their travel planning and booking process from pre-sale consultation to final order confirmation. Our tour advisors are equipped with product expertise to guide customers through the details of available packaged tours on our online platform and provide insightful advice on customers’ desired travel destinations. Our tour advisors provide professional guidance on product selection, price, travel requirements and payment to ensure an efficient and informed shopping experience.

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

Supply Chain Management

As of December 31, 2015, we had over 11,000 travel suppliers, which primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable our travel suppliers to extend their reach to potentially millions of Internet users in China and fulfill their needs for inventory management, attracts new quality travel suppliers and builds stronger ties with our existing travel suppliers. As of December 31, 2015, we had a product procurement team of over 1,250 staff dedicated to developing and enhancing our relationships with existing and prospective travel suppliers. In the fourth quarter of 2015, our direct procurement products, which continue to gain traction with our customers, reached over 30% of our total gross merchandise value.

We source a broad range of products from travel suppliers who have significant advantages in the destinations we cover and who offer travel products at competitive prices, which enhances our ability to attract more customers to our online platform. Our growing customer base in turn attracts more travel suppliers, creating a virtuous cycle that strengthens our leading market position.

We generally enter into contracts with our travel suppliers based on our standard form. Our travel suppliers often pay us rebates based on our business volume. In addition, some of our travel suppliers require prepayments for reserving tour availabilities. Typically, we settle payment with our travel suppliers on a monthly basis, although our travel suppliers can also request for an early settlement on a discounted basis. To date, substantially all of our travel suppliers have sought to pursue continuing cooperation opportunities with us. In order to support and retain suppliers, in November 2014, we entered into framework cooperation agreements with four PRC-based banks under which the banks intend to make available loan facilities to us or our suppliers. See “—Financial Services” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Supplier Quality Control

We have developed product and service provision protocols for travel suppliers to follow. Given that we have recently undergone an extensive regional expansion, with 160 regional service centers throughout China as of December 31, 2015, we are able to closely track the performance of travel suppliers in each locale through our service centers. We have a dedicated team in charge of monitoring travel suppliers based on customer feedback; which also provides recommendations for travel suppliers to improve their service quality and the products they supply. We impose penalties on our travel suppliers or cease selling their travel products if their products fail to meet our quality standards or if we receive valid complaints from our customers. We also prepare regular assessment reports on our travel suppliers based on the popularity, quality and price competitiveness of their travel products. To monitor and further improve the quality of our travel suppliers and the products and services we offer, we proactively collect feedback from our customers after their travels.

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

Financial Services

We currently offer a range of financial services, which complement our core leisure travel business, to both our customers and suppliers. Our financial services are designed to systematically support the overall development of the leisure travel market in China by funding customers’ travels and supporting suppliers’ growth. For our customers, we provide travel financing products enabling customers to travel with an initial down payment, which has been particularly popular among the young generation of travelers who are more price-sensitive. In addition, we also offer yield enhancement products and insurance products to our customers. For our suppliers, we provide various types of loans that optimize working capital for our selected suppliers, allowing them to provide high-quality travel products on a larger scale.

Technology

We have built our technology infrastructure with high levels of performance, reliability, scalability and security to ensure superior customer and supplier experiences. We rely on internally developed proprietary technologies and licensed technologies to manage and improve our website, mobile platform and management systems. As of December 31, 2015, we had a team of over 1,000 engineers dedicated to research and development in the areas of website operations, mobile platform, search engine, data analytics and supply chain management system.

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

Marketing and Brand Building

We have been making continuing efforts in building and maintaining a strong Tuniu brand through both traditional offline marketing media and online marketing channels. We conduct offline advertising primarily via television and outdoor advertisements. For our television marketing, we place a number of commercials on various television channels across China, and we also sponsor a few of the most popular television programs in China to strengthen our brand awareness. Our outdoor marketing includes advertisements on buses and subways. In addition, we also organize targeted campaigns, make promotional and seasonal offers and cooperate with domestic and foreign tourism boards and bureaus in holding promotional events and marketing campaigns.

While our offline advertising plays an important role in promoting our brand image, we complement our branding campaigns through mobile and online channels. We promote our mobile app through advertisements in the mobile app store and various display advertisements. We have also entered into agreements with a number of search engines, pursuant to which we have purchased travel-related keywords or directory links that direct users to our website. In addition, we have a strong presence in online social media such as Tencent’s WeChat and Sina’s Weibo. We believe that our presence in online social media helps us maintain engagement with our targeted customers. In May 2015, in connection with the investment that JD.com, Inc. made in our company, we entered into a business cooperation agreement with JD.com, Inc., under which we gain the exclusive rights to operate, for five years without paying any fees, the leisure travel channel on both JD.com, Inc.’s website and mobile application, and become JD.com, Inc.’s preferred partner for hotel and air tickets booking services. The business cooperation with JD.com, Inc. has contributed to the increased traffic on our website since its implementation.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2015, we had 34 registered computer software copyrights, one registered patent and 11 registered artwork copyrights in China, and were in the process of applying for 12 patents in China. In addition, as of December 31, 2015, we had 100 registered domain names that were material to our business, including tuniu.com, and 139 registered trademarks, including 途牛 (the Chinese characters of Tuniu),  and , in China.

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

The Internet Electronic Bulletin Service Administrative Measures promulgated by the MIIT in November 2000 require Internet information services operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. In July 2010, the requirement of BBS approval was terminated by a decision issued by the PRC State Council. However, in practice, the relevant authorities still require obtaining such approval for the operation of BBS services. We have applied to the Jiangsu Administration of Telecommunication for and have obtained an approval for the operation of BBS services on our website.

Foreign Investment in Value-Added Telecommunications Services

The Catalog for the Guidance of Foreign Investment Industries, or the Catalog, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalog, which was promulgated in 2015, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

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

Regulations on Air-ticketing

Air-ticketing business is subject to the supervision of the China Aviation Transportation Association, or CATA, and its regional branches. Currently the principal regulation governing air-ticketing agencies in China is the Rules on Certification of Qualification for Civil Aviation Transport Sales Agencies, or the Air Ticketing Rules, issued by the CATA, which became effective on March 31, 2006. Under the Air Ticketing Rules and relevant foreign investment regulations, any company acting as an air-ticketing sale agency must obtain approval from the CATA, and a foreign investor currently cannot own 100% of an air-ticketing agency in China, except for qualified Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger airline tickets for domestic flights in China, except for Hong Kong and Macau aviation marketing agencies. In addition, CATA issued the Supplementary Rules Regarding Sales via the Internet in 2008. These Supplementary Rules provide that, effective as of June 1, 2008, if an air-ticketing sales agency would like to engage in sales via the Internet, it must obtain an ICP license from the local counterpart of the MIIT and must complete a commercial website registration with the local counterpart of the SAIC. Although we request that our travel suppliers provide their licenses or permits to us before entering into agreements with them, we cannot ensure that all of our travel suppliers engaged in the air ticketing sales agency service obtained, and maintained, all necessary permits. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

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

In November 2010, CNTA and China Insurance Regulatory Commission jointly promulgated the Measures for the Administration of the Liability Insurance of Travel Companies, or the Liability Insurance Measures, which became effective as of February 1, 2011. Travel companies are required to procure travel company liability insurance pursuant to the Liability Insurance Measures. The insurance companies are required to, subject to the liability limits provided under the insurance agreement, reimburse the travel companies for the compensations made by the travel companies for the personal injury or death and the loss of properties of tourists and the relevant tour guides or tour leaders. Pursuant to the Liability Insurance Measures, the liability limit for the personal injury or death of each person cannot be less than RMB200,000 (US$30,875). Each of our relevant consolidated affiliated entities engaged in travel agent business has procured and is covered by valid travel company liability insurance.

Regulations on Group Buying

In March 2012, the SAIC issued the Opinions on Strengthening the Administration of Online Group Buying Operations, or the Group Buying Operation Opinions. The Group Buying Operation Opinions stipulate the qualification requirements for operators of group buying websites, and certain other obligations, such as an examination of the licenses and authorizations of the providers of the relevant products or services offered on the group buying website, the group buying website operator’s contracts with such suppliers and customers, data protection for consumers, among others. Pursuant to the Group Buying Operation Opinions, operators of group buying websites must (i) establish a comprehensive after-sales service system, consumer dispute settlement system and professional customer service team, (ii) ensure that their complaint and customer support channels are smooth, (iii) provide customers with troubleshooting assistance and feedback in a timely manner, and (iv) comply with the refund requirements of the Consumer Protection Law, which specifically prohibit group buying website operators from imposing no-refund restrictions or limiting refunds to website credit.

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

Regulations on Consumer Rights Protection

According to the PRC Consumer Protection Law, as amended on October 25, 2013 and became effective as of March 15, 2014, the rights and interests of consumers that purchase or use commodities or that receive services for consumption purposes in daily life is required to be protected, which includes the right to personal safety and the safety of property, the right to be informed about goods and services offered for sale, the right to free choice when selecting goods or services and the right to enjoy fair dealings, respect for their personal dignity and ethnic customs, and compensation for damages suffered.

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

The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. As to legal liabilities of the online marketplace platform provider, the Consumer Protection Law set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. If the online trading platform provider gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform provider has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform provider is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement. The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the National People’s Congress on December 26, 2009, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

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

Regulations on Advertising Business

The SAIC is the primary governmental authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress as amended on April 24, 2015 and effective since September 1, 2015;

•	Administrative Regulations for Advertising, promulgated by the PRC State Council on October 26, 1987 and effective since December 1, 1987; and

•	Implementation Rules for the Administrative Regulations for Advertising, promulgated by the PRC State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

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

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the Ministry of Commerce on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have prior direct advertising operations as its main business outside China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through Nanjing Tuniu, which holds a business license that covers advertising in its business scope. The Rules for Administration of Foreign Invested Advertising Enterprises has been abolished on June 29, 2015.

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

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2015, we had 139 registered trademarks in different applicable trademark categories and were in the process of applying to register 240 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses, or royalties are difficult to determine, the court may render a judgment awarding damages of up to RMB3,000,000 (US$463,122).

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in November 2004. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. In September 2002, the CNNIC issued the Implementation Rules for Domain Name Registration setting forth rules for registration of domain names, as amended in June 2009 and May 2012. CNNIC adopts the “first to file” principle with respect to the registration of domain names. As of December 31, 2015, we had 100 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the National People’s Congress in 1990, as amended in 2001 and 2010, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002 and 2011. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered 11 artwork copyrights in China.

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

In order to further implement the Computer Software Protection Regulations promulgated by the PRC State Council in December 2001, amended in 2011 and 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2014, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2015, we had 34 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the National People’s Congress in 1984, as amended in 1992, 2000 and 2008, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. As of December 31, 2015, we had one registered patent, and were in the process of applying to register 12 patents in China.

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

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion, by a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’ s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of the SAFE Circular 142 will result in penalties, such as fines. SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014, or Circular 36. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope including “investment” to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Circular 45 was abolished on March 19, 2015. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of our initial public offering and the concurrent private placement and our subsequent private placement in December 2014 to fund establishment of new PRC subsidiaries, to invest in or acquire any other PRC companies, or establish new consolidated affiliated entities in the PRC.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the PRC Company Law, as amended in December 2013, the Wholly Foreign-Owned Enterprise Law, as amended in October 2000, and the Implementation Rules of the Wholly Foreign-Owned Enterprise Law, as amended in February 2014. Pursuant to these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

Pursuant to a SAFE Circular 37 issued by SAFE on July 4, 2014, which replaced the former circular commonly known as “Safe Circular 75” issued by SAFE in October 2005, prior registration with the local SAFE branch is required for PRC residents in connection with their direct establish or indirect control of an offshore entity, for the purposes of overseas investment and financing, with assets or equity interests of onshore companies or offshore assets or interests held by such PRC residents, referred to in SAFE Circular 37 as a “special purpose vehicle.” The PRC residents are also required to amend the registration or filing with the local SAFE branch in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material event.

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

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Fangda Partners, that CSRC approval was not required in the context of our initial public offering because (1) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like initial public offerings are subject to this regulation and (2) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies and no explicit provision in the M&A Rules classifies the contractual arrangements between Beijing Tuniu, our PRC subsidiary, Nanjing Tuniu, our consolidated affiliated entity, and its shareholders as a type of acquisition transaction falling under the M&A Rules. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may have been required in connection with our earlier initial public offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.”

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

Agreements that Provide us with Effective Control over Nanjing Tuniu

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

In 2013, 2014 and 2015, we received service fees of RMB22.6 million, RMB20.5 million and RMB42.4 million (US$6.5 million), respectively, from our consolidated affiliated entities, which were eliminated on consolidated financial statements.

D.	Property, Plant and Equipment

Our principal executive offices, consisting of our administrative center, sales and marketing division, technical services department, and call center, are located on leased premises in Nanjing comprising approximately 35,576 square meters. In addition, as of December 31, 2015, we had 160 regional service centers located in 154 cities across China. We lease these premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed. We believe that the facilities we currently lease for our executive offices are adequate to meet our administrative needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through the leasing of additional properties, to accommodate our strategic regional expansion plans of adding more service centers in different parts of China.

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

Overview

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travelers. We started offering packaged tours online in 2007, and have sold approximately five million packaged tours since our inception. As of December 31, 2015, we offered packaged tours sourced from over 11,000 travel suppliers, covering over 150 countries as well as all popular tourist attractions in China. Our product portfolio consists of over 600,000 stock keeping units, or SKUs, of organized tours, over 850,000 SKUs of self-guided tours, and tickets for over 1,000 domestic and overseas tourist attractions. Our core strength is in overseas leisure travel products and services, which contributed over 65% of our gross bookings in 2015. In 2015, the number of orders placed through our mobile platform accounted for approximately 70% of total orders placed through our online platform and average daily unique visitors to our mobile platform accounted for approximately 70% of the average daily unique visitors to our online platform.

We have achieved significant growth in recent years. Our net revenues increased from RMB1,949.7 million in 2013 to RMB3,534.9 million in 2014 and further to RMB7,645.3 million (US$1,180.2 million) in 2015, representing a CAGR of 98.0%. We had a net loss of RMB79.6 million, RMB447.9 million, and RMB1,462.4 million (US$225.8 million) in 2013, 2014 and 2015 respectively. We generally collect payments from our customers upon contract confirmation before we pay our travel suppliers. Our net cash provided by operating activities was RMB116.7 million in 2013, and our net cash used in operating activities was RMB271.1 million and RMB514.7 million (US$79.5 million) in 2014 and 2015, respectively.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues as a percentage of our net revenues remained relatively stable at 93.8% in 2013 and 93.6% in 2014 and increased to 95.2% in 2015. Cost to suppliers of our organized tours, which were attributed solely to revenues from organized tours, accounted for 92.4%, 92.2% and 94.1% of our revenues from organized tours in 2013, 2014 and 2015, respectively. Our operating expenses as a percentage of our net revenues increased from 11.1% in 2013 to 19.8% in 2014 and further to 23.9% in 2015. Such increase was primarily due to higher levels of spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. Our past results of operations should not be taken as indicative of our future performance. We plan to continue our sales and marketing efforts using offline and online media to further increase our brand recognition and market share. Our sales and marketing expenses increased from RMB110.1 million in 2013 to RMB434.2 million in 2014 and further to RMB1,154.2 million (US$178.2 million) in 2015. We also expect our share-based compensation expenses to continue to increase. As a result, we expect our operating expenses to continue to increase in the absolute amount. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

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

The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Organized tours	1,892,826	97.1%	3,432,825	97.1%	7,358,879	1,136,015	96.3%
Self-guided tours	48,901	2.5	93,126	2.6	194,162	29,973	2.5
Others	20,744	1.1	28,756	0.8	127,745	19,720	1.7

Total revenues	1,962,471	100.7	3,554,707	100.6	7,680,786	1,185,708	100.5
Less: Business and related taxes	(12,784)	(0.7)	(19,768)	(0.6)	(35,526)	(5,484)	(0.5)

Net revenues	1,949,687	100.0%	3,534,939	100.0%	7,645,260	1,180,224	100.0%

The following table sets forth the number of trips of our organized tours and self-guided tours for the periods presented:

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands)
Number of trips:
Organized tours (excluding local tours)	367	712	1,633
Local tours	687	1,074	1,702
Self-guided tours	221	396	1,114

Organized tours. Substantially all of our revenues from organized tours are recognized on a gross basis, which represent amounts received from customers. From 2014 to 2015, our revenues from organized tours increased by 114.4% from RMB3,432.8 million to RMB7,358.9 million (US$1,136.0 million). From 2013 to 2014, our revenues from organized tours increased by 81.4% from RMB1,892.8 million to RMB3,432.8 million. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Europe, Southeast Asia, Japan, and North America and for domestic tours. Revenues from organized tours accounted for 97.1%, 97.1% and 96.3% of our net revenues in 2013, 2014 and 2015, respectively. We expect that revenues from organized tours will continue to constitute a large majority of our net revenues in the foreseeable future.

Self-guided tours. Revenues from self-guided tours represent the difference between amounts received from our customers and amounts due to our travel suppliers. From 2014 to 2015, our revenues from self-guided tours increased by 108.5% from RMB93.1 million to RMB194.2 million (US$30.0 million). From 2013 to 2014, our revenues from self-guided tours increased by 90.4% from RMB48.9 million to RMB93.1 million. The increase in revenues from self-guided tours was primarily due to the growth in travel to domestic destinations, certain islands and Japan. Primarily due to the fact that our revenues from self-guided tours are recognized on a net basis, we expect that revenues from self-guided tours will continue to constitute a relatively small percentage of our net revenues in the near future.

Others. Other revenues accounted for 1.1%, 0.8% and 1.7% of our net revenues in 2013, 2014 and 2015 respectively. Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) other travel-related services, such as sales of tourist attraction tickets and visa processing services, which are recognized on a net basis, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, (iv) commission fees for hotel reservation and air-ticketing, and (v) service fees for financial services.

Cost of Revenues

Our cost of revenues accounted for 93.8%, 93.6% and 95.2% of our net revenues in 2013, 2014 and 2015, respectively. A substantial majority of our cost of revenues is cost to suppliers of our organized tours, which were attributed solely to revenues from organized tours and accounted for 92.4%, 92.2% and 94.1% of our revenues from organized tours in 2013, 2014 and 2015, respectively. Costs common to all revenue categories accounted for 4.1%, 4.1% and 4.6% of our total net revenues in 2013, 2014 and 2015, respectively.

Cost to suppliers of our organized tours represents amounts paid to our travel suppliers for the sale of the relevant organized tour products to customers, net of supplier rebates. See also “Item 4.B. Information on the Company—Business Overview—Supply Chain Management.” Cost to suppliers of our organized tours generally increases along with the increase in our revenues from organized tours. We expect that cost to suppliers of our organized tours will continue to increase as revenues from our organized tours continue to grow. As revenues from self-guided tours are recognized on net basis, the amounts we pay to our travel suppliers for self-guided tours are recorded as a reduction to revenues, rather than cost of revenues, and hence have no impact on our cost of revenues.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Costs to suppliers for organized tours	(1,748,702)	(89.7)%	(3,165,128)	(89.5)%	(6,925,520)	(1,069,116)	(90.6)%
Costs common to all revenue categories	(80,963)	(4.1)	(143,673)	(4.1)	(349,155)	(53,900)	(4.6)

Cost of revenues	(1,829,665)	(93.8)%	(3,308,801)	(93.6)%	(7,274,675)	(1,123,016)	(95.2)%

Operating Expenses

Our operating expenses accounted for 11.1%, 19.8% and 23.9% of our net revenues in 2013, 2014 and 2015, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Research and product development	(38,994)	(2.0)%	(104,881)	(3.0)%	(298,199)	(46,034)	(3.9)%
Sales and marketing	(110,071)	(5.6)	(434,191)	(12.3)	(1,154,155)	(178,171)	(15.1)
General and administrative	(69,679)	(3.6)	(166,988)	(4.7)	(385,442)	(59,502)	(5.0)
Other operating income	1,689	0.1	6,902	0.2	12,175	1,879	0.1

Total operating expenses	(217,055)	(11.1)%	(699,158)	(19.8)%	(1,825,621)	(281,828)	(23.9)%

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses accounted for 2.0%, 3.0% and 3.9% of our net revenues in 2013, 2014 and 2015, respectively. During the same period, our research and product development expenses increased primarily due to investments for the implementation of additional product categories and initiatives, the increase in direct procurement related personnel at regional service centers, improvement of online technology, and the rise in technology and product development personnel related expenses. We expect research and product development expenses to increase in absolute amounts as the results of our continual research and product development efforts and the increase in share-based compensation expenses.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses accounted for 5.6%, 12.3% and 15.1% of our net revenues in 2013, 2014 and 2015, respectively. During the same period, our sales and marketing expenses increased primarily due to branding and advertising campaigns, advertisements for our mobile business development, and amortization of intangible assets acquired from JD.com, Inc. in 2015 in accordance with the business cooperation agreement between our company and JD.com, Inc. We plan to continue our sales and marketing efforts using offline and online media to further increase our brand recognition and market share. We expect our sales and marketing expenses to increase in absolute amounts as our business continues to grow and share-based compensation expenses increase.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation and other expenses related to our administrative function. General and administrative expenses accounted for 3.6%, 4.7% and 5.0% of our net revenues in 2013, 2014 and 2015 respectively. We expect general and administrative expenses to increase in absolute amounts in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a public company and the increase in share-based compensation expenses.

Other operating income. Other operating income relates primarily to government subsidies that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 0.1%, 0.2% and 0.1% of our net revenues in 2013, 2014 and 2015, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. Under the Hong Kong tax law, Our Hong Kong subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and our investors’ jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are based in China, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and would have a material adverse effect on our results of operations and the value of your investment.”

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

In November 2011, the Ministry of Finance released Circular Caishui 2011 No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity that carries out selected modern services in Shanghai is required to pay value-added tax, or VAT instead of business tax. These entities are permitted to offset input VAT incurred with the output VAT. The pilot program has been expanded to other regions, including Beijing from September 1, 2012 and Nanjing from October 1, 2012. Beijing Tuniu, Nanjing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. have been subject to VAT at a rate of 6% and have since stopped paying the 5% business tax from the respective effective dates of the tax reform. This change did not have a significant financial statement impact on our consolidated results of operations, and we do not expect it to have any significant impact in the future.

On March 23, 2016, the PRC Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, pursuant to which the VAT reforms will be implemented comprehensively across the country and extended to the construction, real estate, financial and consumer services industries. Circular 36 will become effective on May 1, 2016. As a result, majority of our business will be subject to VAT at a rate of 6%, which is higher than the business tax rate previously applied to us. We would be permitted to offset input VAT by providing valid VAT invoices received from vendors against our VAT liability. Alternatively, the taxable income of tourism business could be calculated on net basis by deducting relevant expenses (including expenses for accommodation, catering, transportation, visa, ticket and tourism fee paid to other entities/ individuals) if valid invoices could be obtained. As the interpretation and implementation of Circular 36 are still evolving, there remain substantial uncertainties as to its potential impact on our business and results of operations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Organized tours	1,892,826	97.1%	3,432,825	97.1%	7,358,879	1,136,015	96.3%
Self-guided tours	48,901	2.5	93,126	2.6	194,162	29,973	2.5
Others	20,744	1.1	28,756	0.8	127,745	19,720	1.7

Total revenues	1,962,471	100.7	3,554,707	100.6	7,680,786	1,185,708	100.5
Less: Business and related taxes	(12,784)	(0.7)	(19,768)	(0.6)	(35,526)	(5,484)	(0.5)

Net revenues	1,949,687	100.0	3,534,939	100.0	7,645,260	1,180,224	100.0
Cost of revenues	(1,829,665)	(93.8)	(3,308,801)	(93.6)	(7,274,675)	(1,123,016)	(95.2)

Gross profit	120,022	6.2	226,138	6.4	370,585	57,208	4.8
Operating expenses:
Research and product development	(38,994)	(2.0)	(104,881)	(3.0)	(298,199)	(46,034)	(3.9)
Sales and marketing	(110,071)	(5.6)	(434,191)	(12.3)	(1,154,155)	(178,171)	(15.1)
General and administrative	(69,679)	(3.6)	(166,988)	(4.7)	(385,442)	(59,502)	(5.0)
Other operating income	1,689	0.1	6,902	0.2	12,175	1,879	0.1

Loss from operations	(97,033)	(5.0)	(473,020)	(13.4)	(1,455,036)	(224,620)	(19.1)
Other income/(expenses):
Interest income	16,163	0.8	31,284	0.9	76,516	11,812	1.0
Foreign exchange gains/(losses)/, net	1,286	0.1	(5,334)	(0.2)	(83,118)	(12,831)	(1.1)
Other loss, net	(48)	(0.0)	(788)	(0.0)	(1,336)	(205)	(0.0)

Loss before income tax expense	(79,632)	(4.1)	(447,858)	(12.7)	(1,462,974)	(225,844)	(19.2)
Income tax benefit	—	—	—	—	589	91	0.0

Net loss	(79,632)	(4.1)%	(447,858)	(12.7)%	(1,462,385)	(225,753)	(19.2)%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Total revenues increased by 116.1% from RMB3,554.7 million in 2014 to RMB7,680.8 million (US$1,185.7 million) in 2015. This increase was primarily due to an increase in our revenues from both organized tours and self-guided tours.

•	Revenues from organized tours. Revenues from organized tours, substantially all of which are recognized on a gross basis, increased by 114.4% from RMB3,432.8 million in 2014 to RMB7,358.9 million (US$1,136.0 million) in 2015, primarily due to the growth in the number of trips of our organized tours. This was a result of the rapid growth in demand for travel to certain international destinations, such as Europe, Southeast Asia, Japan, and North America, and for domestic tours. During the same period, the number of trips of our organized tours (excluding local tours) increased by 129.4% from 711,847 to 1,632,955 and the number of trips of our local tours increased by 58.4% from 1,074,335 to 1,701,821.

•	Revenues from self-guided tours. Revenues from self-guided tours, which are recognized on a net basis, increased by 108.5% from RMB93.1 million in 2014 to RMB194.2 million (US$30.0 million) in 2015. The increase in revenues from self-guided tours generally reflected the growth in travel to domestic destinations, certain islands and Japan. The number of trips for our self-guided tours increased by 181.6% from 395,652 in 2014 to 1,114,277 in 2015.

•	Other revenues. Other revenues increased by 344.2% from RMB28.8 million in the 2014 to RMB127.7 million (US$19.7 million) in 2015, primarily due to a rise in service fees received from insurance companies, revenues from tourist attraction tickets and other travel-related products, which are recognized on a net basis.

Net Revenues. Net revenues increased by 116.3% from RMB3,534.9 million in 2014 to RMB7,645.3 million (US$1,180.2 million) in 2015, as a result of our increased total revenues, partially offset by the resulting increase in business and related taxes over the same periods.

Cost of Revenues. Cost of revenues increased by 119.9% from RMB3,308.8 million in 2014 to RMB7,274.7 million (US$1,123.0 million) in 2015, primarily due to the increase in the cost to suppliers of our organized tours. Cost to suppliers of our organized tours increased mainly as a result of the increase in the sales of our organized tours (excluding local tours) from 711,847 trips in 2014 to 1,632,955 trips in 2015 and the sales of our local tours from 1,074,335 trips in 2014 to 1,701,821 trips in 2015. As a percentage of our net revenues, our cost of revenues was 93.6% in 2014 compared to 95.2% in 2015.

Operating Expenses. Operating expenses increased by 161.1% from RMB699.2 million in 2014 to RMB1,825.6 million (US281.8 million) in 2015, due to increases in sales and marketing expenses, research and product development expenses and general and administrative expenses, partially offset by the increase in our other operating income.

•	Research and product development. Research and product development expenses increased by 184.3% from RMB104.9 million in 2014 to RMB298.2 million (US$46.0 million) in 2015, primarily due to investments for the implementation of additional product categories and initiatives, the increase in direct procurement related personnel at regional service centers, improvement of online technology, and the rise in technology and product development personnel related expenses.

•	Sales and marketing. Sales and marketing expenses increased by 165.8% from RMB434.2 million in 2014 to RMB1,154.2 million (US$178.2 million) in 2015. The increase was primarily attributable to branding and advertising campaigns, advertisements for our mobile business development, and amortization of acquired intangible assets from our investment in resources on JD.com, Inc. in 2015.

•	General and administrative. General and administrative expenses increased by 130.8% from RMB167.0 million in 2014 to RMB385.4 million (US$59.5 million) in 2015, primarily due to an increase in the headcount of our administrative personnel as a result of our business expansion, such as regional service center expansion and product category expansion, and an increase in the professional service fees associated with being a public company.

•	Other operating income. Other operating income increased from RMB6.9 million in 2014 to RMB12.2 million (US$1.9 million) in 2015.

Net Loss. As a result of the foregoing, net loss increased from RMB447.9 million in 2014 to RMB1,462.4 million (US$225.8 million) in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Total revenues increased by 81.1% from RMB1,962.5 million in 2013 to RMB3,554.7 million in 2014. This increase was primarily due to an increase in our revenues from both organized tours and self-guided tours.

•	Revenues from organized tours. Revenues from organized tours, substantially all of which are recognized on a gross basis, increased by 81.4% from RMB1,892.8 million in 2013 to RMB3,432.8 million in 2014, primarily due to the growth in the number of trips of our organized tours. This was a result of the rapid growth in demand for travel to certain international destinations, such as Europe, North America, South Korea and Japan, and for domestic tours. During the same period, the number of trips of our organized tours (excluding local tours) increased by 93.9% from 367,104 to 711,847 and the number of trips of our local tours increased by 56.4% from 687,121 to 1,074,335.

•	Revenues from self-guided tours. Revenues from self-guided tours, which are recognized on a net basis, increased by 90.4% from RMB48.9 million in 2013 to RMB93.1 million in 2014. The increase in revenues from self-guided tours generally reflected an increase in the number of trips for self-guided tours due to the growth in domestic travel, demand for cruise line products and travel to certain popular international destinations such as Maldives. The number of trips for our self-guided tours increased by 78.7% from 221,412 in 2013 to 395,652 in 2014.

•	Other revenues. Other revenues increased by 38.6% from RMB20.7 million in the 2013 to RMB28.8 million in 2014, primarily due to the increase in service fees we received from insurance companies that sell travel insurance products through our online platform, commissions from sales of tickets for tourist attractions and the advertising fees we received from tourism boards and bureaus.

Net Revenues. Net revenues increased by 81.3% from RMB1,949.7 million in 2013 to RMB3,534.9 million in 2014, as a result of our increased total revenues, partially offset by the resulting increase in business and related taxes over the same periods.

Cost of Revenues. Cost of revenues increased by 80.8% from RMB1,829.7 million in 2013 to RMB3,308.8 million in 2014, primarily due to the increase in the cost to suppliers of our organized tours. Cost to suppliers of our organized tours increased mainly as a result of the increase in the sales of our organized tours (excluding local tours) from 367,104 trips in 2013 to 711,847 trips in 2014 and the sales of our local tours from 687,121 trips in 2013 to 1,074,335 trips in 2014. As a percentage of our net revenues, our cost of revenues was 93.8% in 2013 compared to 93.6% in 2014.

Operating Expenses. Operating expenses increased by 222.1% from RMB217.1 million in 2013 to RMB699.2 million in 2014, due to increases in sales and marketing expenses, research and product development expenses and general and administrative expenses, partially offset by the increase in our other operating income.

•	Research and product development. Research and product development expenses increased by 169.0% from RMB39.0 million in 2013 to RMB104.9 million in 2014, primarily attributable to investments in new product offerings and mobile related initiatives, and the rise in technology expenses and personnel expenses for product development.

•	Sales and marketing. Sales and marketing expenses increased by 294.5% from RMB110.1 million in 2013 to RMB434.2 million in 2014. The increase was primarily attributable to an increase in marketing and promotional expenses, primarily brand-promotion campaigns and advertisements.

•	General and administrative. General and administrative expenses increased by 139.7% from RMB69.7 million in 2013 to RMB167.0 million in 2014, primarily attributable to the increases in the headcount of, and higher average compensation paid to, our general and administrative personnel as a result of our business expansion and an increase in the professional service fees associated with being a public company.

•	Other operating income. Other operating income increased from RMB1.7 million in 2013 to RMB6.9 million in 2014.

Net Loss. As a result of the foregoing, net loss increased from RMB79.6 million in 2013 to RMB447.9 million in 2014.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and Renminbi has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.4778 per U.S. dollar as of December 31, 2015. As of December 31, 2015, we recorded RMB188.1 million (US$29.0 million) of net foreign currency translation gain in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. We have adopted ASC 805 “Business Combinations”, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in our consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

Intangible assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Our intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2013, 2014 and 2015.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

We adopted Accounting Standards Update (“ASU”) 2011-08, Intangibles—Goodwill and Other (Topic 350). This accounting standard gives us an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit is determined by us using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term growth rates of revenue and gross margin, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Our management performs its annual goodwill impairment test on October 1.

No impairment loss was recognized for the year ended December 31, 2015.

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

Revenues are recognized in accordance with ASC 605, “Revenue Recognition,” when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred or service has been provided and collectability is reasonably assured.

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

Other revenues

Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) other travel-related services, such as sales of tourist attraction tickets and visa processing services, which are recognized on a net basis, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, (iv) commission fees for hotel reservation and air-ticketing, and (v) service fees for financial services. Revenue is recognized when the services are rendered or when the tickets are issued.

We do not recognize revenue if customer refunds are warranted due to customer satisfaction issues or other reasons, which is generally known at the end of each tour when revenues are recognized. In the event of tour cancellation by customers, the liability associated with prepayments received from customers remains on our consolidated balance sheets until refunds are issued.

We commenced our financial services in 2015. Certain domestic financial assets exchanges, or the Exchanges, and trust companies offered the yield enhancement products through our online platform and we charged these companies for the commission fees which were recorded as other revenue upon the delivery of service. For the year ended December 31, 2015, the commission revenue was immaterial. In addition, we purchased the yield enhancement products with maturities ranging from three months to two years from the Exchanges and trust companies and split all of the products into new yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to the individual investors through our online platform. The interest revenue was recorded as other revenue and the relevant interest cost was recorded as cost of revenue.

Customer incentives

We have a customer loyalty program that offers customers coupons, travel vouchers, membership points or cash rewards. We account for these customer incentives in accordance with ASC 605-50, “Customer Payments and Incentives.” For coupons and travel vouchers offered where prior purchase is not required, we account for them as a reduction of revenues when revenues are recognized. We also assess coupons and vouchers offered to customers as part of a current purchase that give customers a right but not an obligation to make future purchases, and concluded that the discounts offered are insignificant; as such, no deferral of revenues are considered necessary.

For membership points earned by customers which provide travel awards upon point redemption, we use the incremental cost method to estimate our future obligation to our customers, and record the incremental costs as sales and marketing expenses in the consolidated statements of comprehensive loss. Unredeemed membership points are recorded in other current liabilities in the consolidated balance sheets. Cash rewards earned by customers are recorded as a reduction to revenues, with corresponding unclaimed amount recorded in other current liabilities. We estimate liabilities under the customer loyalty program based on accumulated membership points and cash rewards, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. Prior to April 2015, we recorded estimated liabilities for all points earned by customers as we did not have sufficient historical information to determine point forfeitures or breakage. We, with accumulated knowledge on membership points and cash rewards redemption and expiration, began to apply historical redemption rates in estimating the costs of points earned from May 2015 onwards.

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

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive loss. As of December 31, 2014 and 2015, we did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

Share-based Compensation

We account for share options granted to employees in accordance with ASC 718, “Stock Compensation.” The 2014 Share Incentive Plan, or the 2014 Plan, allows the plan administrator to grant options, restricted shares and restricted share units. The 2008 Plan allows the plan administrator to grant options and restricted shares to our employees, directors, and consultants. The plan administrator under both plans is our board of directors or a committee appointed and determined by the board. The board may also authorize one or more of our officers to grant awards under the plan. In accordance with the guidance, we determine whether a stock-based award should be classified and accounted for as a liability award or equity award. Under the 2008 Plan and the 2014 Plan, we only granted options to employees and directors, and such stock-based compensation is considered to be equity classified awards, and is recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model. Share-based compensation expense is recorded net of an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Under the 2008 Plan and the 2014 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2008 Plan includes an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after our ordinary shares become listed securities, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of our assets, or a merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. Therefore, since the adoption of the 2008 Plan through the date of the completion of our initial public offering, we did not recognize any stock-based compensation expense for options granted, because an exercisable event as described above did not occur. The satisfaction of the performance condition became probable upon completion of our initial public offering, and we recorded a significant cumulative expense for share-based awards granted for which the service condition has been satisfied as of that date. Accordingly, we recognized a significant share-based compensation expense of RMB39.2 million in 2014. In 2015, we recognized a share-based compensation expense of RMB65.1 million (US$10.1 million). The estimates we used to determine the fair value of these options in computing our share-based compensation expense are determined on the respective grant dates, and will not change when the underlying shares begin trading because our options are equity classified awards.

The following table sets forth the options granted under the 2008 Plan and the 2014 Plan in 2013, 2014 and 2015:

		Exercise Price		Fair Value of Option as of the Grant Date		Fair Value of the Underlying Ordinary Shares as of the Grant Date		Intrinsic Value as of the Grant Date
	Number of Options Granted	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	Type of Valuation
January 7, 2013	2,177,133	0.90	5.45	0.44	2.66	0.91	5.51	0.01	0.06	Retrospective
March 23, 2013	5,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
April 18, 2013	45,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
June 3, 2013	20,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
June 28, 2013	20,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
July 1, 2013	20,000	1.14	6.90	0.44	2.66	0.91	5.51	N/A	N/A	Retrospective
August 1, 2013	3,809,985	0.0001	0.001	1.20	7.26	1.20	7.26	1.20	7.26	Retrospective
August 15, 2013	378,192	1.79	10.84	0.44	2.66	1.20	7.26	N/A	N/A	Retrospective
October 30, 2013(1)	500,000	1.14	6.90	1.07	6.48	1.82	11.02	0.68	4.12	Contemporaneous
October 30, 2013(1)	190,000	1.14	6.90	0.98	5.93	1.82	11.02	0.68	4.12	Contemporaneous
November 30, 2013(1)	10,000	2.00	12.11	0.93	5.63	1.98	11.99	N/A	N/A	Contemporaneous
November 30, 2013(1)	270,000	2.00	12.11	0.79	4.78	1.98	11.99	N/A	N/A	Contemporaneous
April 1, 2014(1)(3)	150,000	5.00	31.02	1.23	7.64	3.33	20.66	N/A	N/A	Contemporaneous
April 1, 2014(1)(3)	426,000	5.00	31.02	0.93	5.78	3.33	20.66	N/A	N/A	Contemporaneous
June 13, 2014	2,700,000	3.00	18.61	3.73	23.14	5.61	34.79	2.61	16.19	Contemporaneous
August 15, 2014(1)	800,000	3.00	18.61	4.89	30.34	6.98	43.31	3.98	24.69	Contemporaneous
August 15, 2014(1)	1,575,000	3.00	18.61	4.60	28.54	6.98	43.31	3.98	24.69	Contemporaneous
December 8, 2014(1)(4)	60,000	3.59	22.27	2.04	12.66	3.59	22.27	—	—	Contemporaneous
December 8, 2014(1)(4)	766,000	3.59	22.27	1.58	9.80	3.59	22.27	—	—	Contemporaneous
March 6. 2015(1)(4)	2,428,200	4.21	27.27	2.39	15.48	4.21	27.27	—	—	Contemporaneous
March 6. 2015(1)(4)	2,027,800	4.21	27.27	2.14	13.86	4.21	27.27	—	—	Contemporaneous
August 20, 2015(1) (4)	7,743,000	5.02	32.54	2.46	15.94	4.54	29.43	N/A	N/A	Contemporaneous
August 20, 2015(1) (4)	1,350,000	5.02	32.54	2.25	14.58	4.54	29.43	N/A	N/A	Contemporaneous
November 25, 2015 (4)	820,000	5.17	33.47	2.74	17.75	5.26	34.07	0.09	0.58	Contemporaneous

(1)	Options granted to officers and non-officer employees result in different fair value on the same grant date.

(2)	The translations from U.S. dollars to Renminbi were made at a rate of RMB6.0537 to US$1.00, the exchange rate in effect as of December 31, 2013 for option granted before December 31, 2013, a rate of RMB6.2046 to US$1.00, the exchange rate in effect as of December 31, 2014 for the options granted before December 31, 2014, and a rate of RMB6.4778 to US$1.00, the exchange rate in effect as of December 31, 2015 for the options granted after January 1, 2015, solely for the convenience of the readers.

(3)	We modified the exercise price from $5.00 to $3.00 on May 15, 2014.

(4)	We modified these exercise prices to US$3.09 on March 4, 2016.

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

Significant Factors Contributing to the Difference in Fair Value Determined

The determined fair value of our ordinary shares increased from US$0.91 (RMB5.51) per share as of December 16, 2012 to US$1.20 (RMB7.26) per share as of August 1, 2013. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

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

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern” (“ASU 2014-15”)., which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter; early adoption is permitted. We are in the process of evaluating the impact of adopting this guidance.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement—Extraordinary and Unusual Items” (“ASU 2015-01”) to eliminate from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both (1) unusual in nature and (2) infrequently occurring. Under ASU 2015-01, an entity will no longer (1) segregate an extraordinary item from the results of ordinary operations; (2) separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or (3) disclose income taxes and earnings-per-share data applicable to an extraordinary item. ASU 2015-01 is effective for annual and interim periods beginning after December 15, 2015 and early adoption is permitted. This guidance will not have material impact on our financial position, results of operations or cash flows.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. ASU 2015-02 simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU 2015-02 is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of adopting this guidance.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2015-14”): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. Therefore, the effective date of ASU No, 2014-09 for public business entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. We are in the process of evaluating the impact of adopting this guidance.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments” (“ASU 2015-16”). This ASU requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Prior to the issuance of ASU 2015-16, entities were required to retrospectively apply adjustments made to provisional amounts recognized in a business combination. ASU 2015-16 is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted. We have early adopted ASU 2015-16 in 2015.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”(“ASU 2015-17”), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. ASU 2015-17 is effective for annual and interim periods beginning after December 15, 2016 and early adoption is permitted. We early adopted the new standard on a retrospective basis as of December 31, 2015. The early adoption has no impact on the consolidated financial statements as there was a fully valuation allowance on the deferred tax assets.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity’s accounting related to the classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. ASU 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for annual and interim periods beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this guidance.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”(“ASU 2016-02”), which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheet. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted on a modified retrospective basis. We are in the process of evaluating the impact of adopting this guidance.

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

In December 2014 we entered into a share subscription agreement with Unicorn Riches Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Ctrip Investment Holding Ltd. and the respective personal holding companies of Tuniu’s chief executive officer and chief operating officer, pursuant to which we sold a total of 36,812,868 newly issued class A ordinary shares. As a result of this sale, we raised an aggregate of approximately US$148.0 million (RMB918.3 million) in proceeds.

In May 2015, we entered into share subscription agreements with each of Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., Unicorn Riches Limited, a special purpose vehicle of Hony Capital, DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., both affiliates of DCM V, L.P., Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd., Esta Investments Pte Ltd, an affiliate of Temasek Holdings and Sequoia Capital 2010 CV Holdco, Ltd, an affiliate of Sequoia Capital, pursuant to which we sold a total of 93,750,000 newly issued Class A ordinary shares. As a result of this sale, we raised an aggregate of approximately US$400.0 million in proceeds and JD.com, Inc.’s business resources.

In November 2015, we entered into a strategic partnership with HNA Tourism, as part of which an affiliate of HNA Tourism purchased 90,909,091 newly issued Class A ordinary shares from us for an aggregate of approximately US$500 million in January 2016.

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

In connection with the increase in the sales of our travel products and services, advances from customer increased from RMB396.7 million as of December 31, 2013 to RMB638.8 million as of December 31, 2014 and further to RMB1,223.3 million (US$188.8 million) as of December 31, 2015. In addition, primarily due to timing differences between when cash is collected from our customers and when payments are made to our travel suppliers and the expansion of our business, accounts payable increased from RMB289.0 million as of December 31, 2013 to RMB382.7 million as of December 31, 2014 and further to RMB767.3 million (US$118.5 million) as of December 31, 2015. Furthermore, primarily due to the increase in our prepayment to travel suppliers as a result of our business expansion, prepayments and other current assets increased from RMB286.6 million as of December 31, 2013 to RMB575.3 million as of December 31, 2014 and further to RMB1,699.5 million (US$262.4 million) as of December 31, 2015. Moreover, due to investments in branding and advertising campaigns, advertisements for our mobile business development, expansion of our VIP customer service center and amortization of acquired intangible asset in 2015, our sales and marketing expenses increased from RMB110.1 million in 2013, to RMB434.2 million in 2014 and further to RMB1,154.2 million (US$178.2 million) in 2015. As a result, our net cash provided by operating activities was RMB116.7 million in 2013 and our net cash used in operating activities was RMB271.1 million and RMB514.7 million (US$79.5 million) in 2014 and 2015, respectively.

Our principal uses of cash for the years ended December 31, 2013, 2014 and 2015 were for operating activities, primarily marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2013, 2014 and 2015, we had RMB755.7 million, RMB1,970.3 million and RMB3,666.6 million (US$566.0 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2015.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Net cash provided by/(used in) operating activities	116,736	(271,102)	(514,735)	(79,462)
Net cash used in investing activities	(304,218)	(227,923)	(1,915,168)	(295,651)
Net cash provided by financing activities	306,360	1,540,397	3,005,838	464,022
Effect of exchange rate changes on cash and cash equivalents	1,287	(3,053)	67,560	10,429
Net increase in cash and cash equivalents	120,165	1,038,319	643,495	99,338
Cash and cash equivalents at beginning of the period	299,238	419,403	1,457,722	225,034
Cash and cash equivalents at the end of the period	419,403	1,457,722	2,101,217	324,372

Operating Activities

Our net cash used in operating activities was RMB514.7 million (US$79.5 million) in 2015, primarily attributable to cash inflows from sales of our travel products and services of RMB12,468.0 million (US$1,924.7 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB715.2 million (US$110.4 million), that were offset by cash outflows due to payments to our travel suppliers of RMB11,948.4 million (US$1,844.5 million), payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB1,022.4 million (US$157.8 million), payments to employees and for employees’ benefits of RMB691.0 million (US$106.7 million) and payments of taxes and levies of RMB36.1 million (US$5.6 million).

Our net cash used in operating activities was RMB271.1 million in 2014, primarily attributable to cash inflows from sales of our travel products and services of RMB5,289.1 million and cash inflows from interest income and government subsidies of RMB35.1 million, that were offset by cash outflows due to payments to our travel suppliers of RMB4,796.3 million, payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB524.3 million, payments to employees and for employees’ benefits of RMB257.4 million and payments of taxes and levies of RMB17.2 million.

Our net cash provided by operating activities was RMB116.7 million in 2013, primarily attributable to cash inflows from sales of our travel products and services of RMB3,199.2 million and cash inflows from interest income and government subsidies of RMB13.0 million, partially offset by cash outflows due to payments to our travel suppliers of RMB2,842.0 million , payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB130.6 million, payments to employees and for employees’ benefits of RMB110.8 million and payments of taxes and levies of RMB12.1 million.

Investing Activities

Our net cash used in investing activities was RMB1,915.2 million (US$295.7 million) in 2015, primarily attributable to the purchase of short-term investments of RMB1,139.7 million (US$175.9 million), the purchase of financial products of RMB718.6 million (US$110.9 million), the business acquisition of RMB60.1 million (US$9.3 million), the purchase of property and equipment and intangible assets of RMB155.5 million (US$24.0 million) and the increase in our balance of restricted cash of RMB294.4 million (US$45.4 million), partially offset by the proceeds from the maturity of short-term investments of RMB442.1 million (US$68.3 million) and the proceeds from maturity of financial products of RMB10.8 million (US$1.7 million).

Our net cash used in investing activities was RMB227.9 million in 2014, primarily attributable to the purchase of short-term investments of RMB547.6 million, the purchase of property and equipment and intangible assets of RMB50.6 million and the increase in our balance of restricted cash of RMB34.8 million, offset by the proceeds from the disposal of short-term investments of RMB405.0 million.

Our net cash used in investing activities was RMB304.2 million in 2013, primarily attributable to the purchase of short-term investments of RMB451.8 million and the purchase of property and equipment and intangible assets of RMB4.8 million, offset by the proceeds from the disposal of short-term investments of RMB154.8 million.

Financing Activities

Our net cash provided by financing activities in 2015 was RMB3,005.8 million (US$464.0 million) net proceeds from our private placement (net of issuance cost of RMB2,430.2 million (US$375.2 million)), funds of RMB579.5million (US$89.4 million) collected from the purchases of financial products by individual investors on our website, RMB12.6 million (US$1.9 million) proceeds from employees exercising stock options, partially offset by repayment of short-term borrowing of RMB15.0 million (US$2.3 million) and the acquisition of the remaining non-controlling interest of a subsidiary of RMB1.5 million (US$0.2 million).

Our net cash provided by financing activities in 2014 was RMB1,540.4 million, attributable to the net proceeds of our initial public offering and the concurrent private placements as well as the private placement in December 2014.

Our net cash provided by financing activities in 2013 was RMB306.4 million, attributable to the net proceeds from issuance of Series D preferred shares.

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB4.8 million, RMB50.6 million and RMB155.5 million (US$24.0 million) in 2013, 2014 and 2015, respectively. Our capital expenditures were primarily used to purchase equipment and intangible assets for our business. As of December 31, 2015, capital commitments relating to leasehold improvement and installation of equipment were approximately RMB0.2 million (US$29,625).

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

We have built our technology infrastructure with high levels of performance, reliability, scalability and security. We rely on internally developed proprietary technologies and licensed technologies to manage and improve our website, mobile platform and management systems. We have a team of over 1,000 engineers dedicated to research and development in the areas of website operations, mobile platform, search engine, data analytics and supply chain management system.

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. In 2013, 2014 and 2015 our research and product development expenses accounted for 2.0%, 3.0% and 3.9% of our net revenues, respectively. During the same period, our research and product development expenses increased in order to support our business expansion, primarily attributable to investments for the implementation of additional product categories such as Internet finance, accommodation reservation and transportation ticketing, the increase in direct procurement-related personnel at regional service centers, improvement of online technology, and the rise in technology and product development personnel-related expenses. We expect research and product development expenses to increase in absolute amounts as the results of our continual research and product development efforts and the increase in share-based compensation expenses.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2015.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating Lease Obligations(1)	215,032	53,393	80,029	53,102	28,508
Purchase Obligations(2)	192	192	—	—	—
Total	215,224	53,585	80,029	53,102	28,508

(1)	Operating lease obligations represent our obligations for the leased premises of our headquarters and regional service centers.

(2)	Purchase obligations consist primarily of contractual commitments in connection with leasehold improvements and the installation of equipment for our headquarters and regional service centers.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Dunde Yu	35	Co-founder, chairman and chief executive officer
Haifeng Yan	34	Co-founder, director, president and chief operating officer
Tie Li	39	Director
Jie Zhu	35	Director
Haoyu Shen	45	Director
Cindy Chen	40	Director
Frank Lin	51	Director
Steve Yue Ji	43	Director
James Jianzhang Liang	46	Director
Onward Choi	45	Director
Jack Xu	48	Director
Conor Chia-hung Yang	53	Chief financial officer
Zhengrong Tang	46	Chief technology officer
Enjie Wu	44	Vice president of human resources center

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

Mr. Haifeng Yan is our co-founder, president and chief operation officer and has served as our director since our inception. Prior to founding our company, Mr. Yan was one of the founding members and the chief operating officer of ci123.com, from 2005 to 2006, where he was responsible for daily operations and helped ci123.com become a leading Chinese childcare website. Mr. Yan served as an analyst of iTech Holdings Limited in 2004.

Mr. Tie Li has served as our director since February 2016. Mr. Li currently serves as vice chairman and chief executive officer of HNA Tourism Group. Mr. Li joined HNA Group in 2002 and has headed various business divisions of HNA Group since then, serving as financial director, president and vice chairman of HNA Aviation Group and chief investment officer of HNA Tourism Group, before being promoted to vice chairman and chief executive officer in November 2015. Mr. Li has extensive experience in the fields of investment, finance and legal matters in connection with the travel and tourism industry. Mr. Li holds a bachelor’s degree from Anhui University.

Mr. Jie Zhu has served as our director since February 2016. Mr. Zhu currently serves as a member of the board of directors and chief innovation officer of HNA Tourism Group. After joining HNA Group in 2011, Mr. Zhu headed the investment and securities business divisions of HNA Tourism Group and its subsidiary Beijing Tourism Investment Fund. Mr. Zhu holds an MBA from Glendon-York University.

Mr. Haoyu Shen has served as our director since May 2015. Mr. Shen currently serves as the chief executive officer of JD Mall, the B2C business group of JD.com, Inc. Prior to assuming his current role in April 2014, Mr. Shen served as the chief operating officer of JD.com, Inc. from August 2011 to April 2014, and was in charge of JD.com, Inc.’s entire supply chain management and customer service functions. Prior to joining JD.com, Inc., Mr. Shen worked at Baidu, Inc., the leading Chinese language internet search provider, where he served as a senior vice president from January 2010 to July 2011 and the vice president of business operations from July 2007 to July 2010. Mr. Shen holds a bachelor’s degree in international finance from Renmin University of China in Beijing and an MBA degree from the University of Iowa. Mr. Shen is a CFA charter holder.

Ms. Cindy Chen has served as our director since May 2015. Ms. Chen is a managing director at Hony Capital specializing in the Internet, high-end manufacturing and new energy sectors. Ms. Chen has a deep understanding of the commercial environment and enterprise management in China. Prior to assuming her role at Hony Capital, Ms. Chen held key finance roles with the Lenovo Group. Ms. Chen holds a bachelor’s degree in economics from Beijing Institute of Petrochemical Technology and an EMBA degree from China Europe International Business School.

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

Mr. Steve Yue Ji has served as our director since March 2011. Mr. Ji is a partner of Sequoia Capital China. Prior to joining Sequoia Capital in 2005, Mr. Ji worked at Walden International, Vertex Management and CIV Venture Capital, where he contributed to investments in numerous wireless, Internet and semiconductor companies in China. Prior to that, Mr. Ji worked for Seagate Technology China, a Nasdaq-listed company, among the first group of its employees in 1995. Mr. Ji has been an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a NYSE-listed company, since 2010. Mr. Ji received a master’s degree in business administration from China Europe International Business School in 1999 and a bachelor’s degree in engineering from Nanjing University of Aeronautics and Astronautics in Nanjing, China in 1995.

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

Mr. Onward Choi has served as our independent director since May 2014. Mr. Choi has been the acting chief financial officer of NetEase Inc., or NetEase, a Nasdaq-listed company, since July 2007. He previously served as NetEase’s financial controller from January 2005 to June 2007 and as its corporate finance director from November 2003 to December 2004. Prior to joining NetEase, Mr. Choi worked in the Beijing office of Ernst & Young, the Hong Kong Trade Development Council and the Hong Kong office of KPMG for over ten years. Mr. Choi currently serves as the chairman of the audit committee and an independent non-executive director of Beijing Jingkelong Company Limited and China ITS (Holdings) Co., Ltd., both of which are listed on the Hong Kong Stock Exchange. Mr. Choi is a member of the Institute of Chartered Accountants in England and Wales, a fellow member of the Association of Chartered Certified Accountants, a fellow member of the CPA Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants and a registered practicing certified public accountant in Hong Kong. Mr. Choi received a bachelor’s degree in accountancy with honors from the Hong Kong Polytechnic University.

Mr. Jack Xu has served as Tuniu’s independent director since May 2014. Mr. Xu is the managing partner at Seven Seas Venture Partners. Mr. Xu served as President and Chief Technology Officer of Sina Corporation, a Nasdaq-listed company, from January 2013 to February 2015. Prior to joining Sina Corporation, Mr. Xu worked at Cisco as the Corporate Vice President of the Communications and Collaboration business unit. Previously, Mr. Xu served as Vice President of Engineering and Research at eBay from October 2002 to April 2008 and Chief Technology Officer at NetEase from May 2000 to July 2002. He led Excite’s search engine development in 1996, while pursuing a Ph.D. at the University of California at Berkeley. Mr. Xu received a bachelor’s degree and a master’s degree in information management from Sun Yat-Sen University in China.

Mr. Conor Chia-hung Yang has served as our chief financial officer since January 2013. Prior to joining us, Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc., a NYSE-listed company, from March 2010 to July 2012 and the chief financial officer of AirMedia Group Inc., a Nasdaq-listed company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of RockMobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and chairman of the audit committee of AirMedia Group Inc., and an independent director of Leyou Technologies Holdings Limited. Mr. Yang received a master’s degree of business administration from University of California, Los Angeles in 1992.

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

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately RMB5.9 million (US$0.9 million) in cash to our executive officers and RMB0.7 million (US$0.1 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan, or the 2008 Plan, in 2008. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of March 31, 2016, options to purchase 10,766,805 ordinary shares were outstanding, and there were 399,152 ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

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

2014 Share Incentive Plan

We adopted the 2014 Share Incentive Plan, or the 2014 Plan, in 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis. The ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis. As of March 31, 2016, there were options to purchase 18,805,521 ordinary shares and 113,772 restricted shares outstanding under the 2014 Plan.

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

The following table summarizes, as of March 31, 2016, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
Name	Ordinary Shares Underlying Options Awarded/ Restricted Shares	(US$/ Share)	(RMB/ Share)(2)	Date of Grant	Vesting Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.65	November 5, 2009	4 years(1)	November 4, 2019
	1,100,000	0.226	1.463	March 11, 2011	4 years(1)	March 10, 2017
	1,269,995	0.0001	0.0006	August 1, 2013	4 years(1)	July 31, 2019
	900,000	3.000	19.43	June 13, 2014	4 years(1)	June 12, 2024
	760,000	3.090	20.02	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	20.02	August 20, 2015	4 years(1)	August 19, 2025
Haifeng Yan	340,000	0.100	0.65	November 5, 2009	4 years(1)	November 4, 2019
	1,100,000	0.226	1.463	March 11, 2011	4 years(1)	March 10, 2017
	1,269,995	0.0001	0.0006	August 1, 2013	4 years(1)	July 31, 2019
	900,000	3.000	19.43	June 13,2014	4 years(1)	June 12, 2024
	660,000	3.090	20.02	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	20.02	August 20, 2015	4 years(1)	August 19, 2025
Conor Chia-hung Yang	*	0.900	5.83	January 7, 2013	4 years(1)	January 6, 2019
	*	0.0001	0.0006	August 1, 2013	4 years(1)	July 31, 2019
	*	3.000	19.43	June 13,2014	4 years(1)	June 12, 2024
	*	3.090	20.02	March 6, 2015	4 years(1)	March 5, 2025
	*	3.090	20.02	August 20, 2015	4 years(1)	August 19, 2025
Zhengrong Tang	*	1.135	7.35	October 30, 2013	4 years(1)	October 29, 2019
	*	3.090	20.02	March 6, 2015	4 years(1)	March 5, 2025
	*	3.090	20.02	August 20, 2015	4 years(1)	August 19, 2025
Enjie Wu	*	0.226	1.46	March 11, 2011	4 years(1)	March 10, 2017
	*	1.135	7.353	March 19, 2012	4 years(1)	March 18, 2018
	*	1.790	11.60	August 15, 2013	4 years(1)	August 14, 2019
	*	3.000	19.43	August 15, 2014	4 years(1)	August 14, 2024
	*	3.090	20.02	March 6, 2015	4 years(1)	March 5, 2025
	*	3.090	20.02	August 20, 2015	4 years(1)	August 19, 2025
Jack Xu	*†	N/A		May 9, 2014	4 years(1)	May 8, 2024
Onward Choi	*†	N/A		May 9, 2014	4 years(1)	May 8, 2024
Directors and officers as a group	20,168,859	—	—	—	—	—

*	Shares underlying vested options less than 1% of our total outstanding shares.

†	Denotes restricted share award; all other awards in this table are option awards.

(1)	Pursuant to the relevant award agreement, 1/4 of the ordinary shares underlying the option or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option or restricted shares shall vest on a monthly basis in the following three years. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(2)	The prices in Renminbi were translated using the rate of US$1.00 = RMB6.4778, the exchange rate in effect as of December 31, 2015, solely for the convenience of the readers.

C.	Board Practices

Board of Directors

Our board of directors currently consists of eleven directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested provided (a) such director has declared the nature of his or her interest, whether material or not, at the earliest meeting of the board at which it is practicable to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the NASDAQ rules. The directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees of the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Onward Choi, Mr. Jack Xu and Ms. Cindy Chen and is chaired by Mr. Choi. Each of Mr. Choi, Mr. Xu and Ms. Chen satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that each of Mr. Choi and Mr. Xu qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Onward Choi, Mr. Haoyu Shen and Mr. Jack Xu, and is chaired by Mr. Choi. Each of Mr. Choi, Mr. Shen and Mr. Xu, satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jack Xu, Mr. Onward Choi and Mr. Frank Lin, and is chaired by Mr. Xu. Each of Mr. Xu, Mr. Choi and Mr. Lin satisfies the “independence” requirements of Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

All directors hold office until they are removed by ordinary resolution of the shareholders or become disqualified from being a director in accordance with the terms of our articles of association. In addition, the service agreements between us, our subsidiaries, if applicable, and the directors do not provide benefits upon termination of their service. Director nominations by the board of directors are subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires a majority of the votes cast at a shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors. For the periods of service of our directors as of December 31, 2015, see “—A. Directors and Senior Management.”

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10.B. Additional Information—Memorandum and Articles of Association—Differences in Corporate Law—Directors’ Fiduciary Duties.”

D.	Employees

We had a total of 1,415, 2,799, and 7,028 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2015:

Function	Number of Employees
Management and administration	1,023
Tour advisor	1,426
Call center	376
Sales and marketing	581
Research and product development	2,297
Regional service centers	1,305
Tour guides	20
Total	7,028

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2016 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on (i) 378,089,251 ordinary shares outstanding as of March 31, 2016, including 17,373,500 Class B ordinary shares outstanding and 360,715,751 Class A ordinary shares outstanding (excluding 1,642,293 Class A ordinary shares, represented by 547,431 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	%†	Voting Power††
Directors and Executive Officers:*
Dunde Yu(1)	7,360,952	10,423,503	17,784,455	4.7	20.8
Haifeng Yan(2)	7,040,975	6,949,997	13,990,972	3.7	14.2
Tie Li(3)	90,909,091	—	90,909,091	24.0	17.0
Jie Zhu(4)	90,909,091	—	90,909,091	24.0	17.0
Haoyu Shen(5)	78,061,780	—	78,061,780	20.7	14.6
Cindy Chen(6)	27,436,780	—	27,436,780	7.3	5.1
Frank Lin(7)	34,829,512	—	34,829,512	9.2	6.5
Steve Yue Ji(8)	16,198,364	—	16,198,364	4.3	3.0
James Jianzhang Liang(9)	12,481,034	—	12,481,034	3.3	2.3
Onward Choi(10)	**	—	**	**	**
Jack Xu(11)	**	—	**	**	**
Conor Chia-hung Yang	**	—	**	**	**
Zhengrong Tang	**	—	**	**	**
Enjie Wu	**	—	**	**	**
All directors and executive officers as a group	276,916,533	17,373,500	294,290,033	76.1	83.0

Principal Shareholders:
BHR Winwood Investment Management Limited(12)	90,909,091	—	90,909,091	24.0	17.0
Affiliates of JD.com, Inc.(13)	78,061,780	—	78,061,780	20.7	14.6
DCM V, L.P. and Affiliates(14)	34,829,512	—	34,829,512	9.2	6.5
Unicorn Riches Limited(15)	27,436,780	—	27,436,780	7.3	5.1
Dragon Rabbit Capital Limited(16)	4,104,137	10,423,503	14,527,640	3.8	20.3
Verne Capital Limited(17)	4,104,137	6,949,997	11,054,134	2.9	13.7

*	Except for Tie Li, Jie Zhu, Haoyu Shen, Cindy Chen, Frank Lin, Steve Yue Ji, James Jianzhang Liang, Onward Choi and Jack Xu, the business address of our directors and executive officers is Tuniu Building, No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**	Shares underlying vested options of less than 1% of our total outstanding shares on an as-converted basis.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of March 31, 2016, which is 378,089,251 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 360,715,751 Class A ordinary shares (excluding 1,642,293 Class A ordinary shares, represented by 547,431 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after March 31, 2016.

††	For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2016, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Represents (i) 3,256,815 Class A ordinary shares underlying the options or restricted shares that have become fully vested as of March 31, 2016 or will become fully vested within 60 days after March 31, 2016, and (ii) 4,104,137 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary.

(2)	Represents (i) 2,936,838 Class A ordinary shares underlying the options or restricted shares that have become fully vested as of March 31, 2016 or will become fully vested within 60 days after March 31, 2016, and (ii) 4,104,137 Class A ordinary shares and 6,949,997 Class B ordinary shares held by Verne Capital Limited, a British Virgin Islands company. Verne Capital Limited is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary.

(3)	Represents 90,909,091 Class A ordinary shares held by BHR Winwood Investment Management Limited. The business address of Mr. Li is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, PRC.

(4)	Represents 90,909,091 Class A ordinary shares held by BHR Winwood Investment Management Limited. The business address of Mr. Zhu is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, PRC.

(5)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited and (ii) 12,436,780 Class A ordinary shares held by JD.com E-Commerce (Investment) Hong Kong Corporation Limited. The business address of Mr. Shen is 15F, Building C, No. 18 Kechuang 11 Street, BDA, Beijing, PRC

(6)	Represents 27,436,780 Class A ordinary shares held by Unicorn Riches Limited. The business address of Ms. Chen is 6F, South Tower C, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100190, PRC.

(7)	Represents (i) 22,881,096 Class A ordinary shares held by DCM V, L.P., (ii) 558,324 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.

(8)	Represents 16,198,364 Class A ordinary shares held by Sequoia Capital 2010 CV Holdco, Ltd. The business address of Mr. Ji is 2805, Plaza 66 Tower 2, 1366 Nanjing West Road, Shanghai, PRC.

(9)	Represents 12,481,034 Class A ordinary shares held by Ctrip Investment Holding Ltd. The business address of Mr. Liang is Building 16, Sky SOHO, No. 968 Jinzhong Road, Shanghai, PRC.

(10)	The business address of Mr. Choi is Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing 100193, PRC.

(11)	The business address of Mr. Xu is 3000 Sand Hill Road, Building 4, Suite 100; Menlo Park, CA 94025.

(12)	BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC.

(13)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited, and (ii) 12,436,780 Class A ordinary shares held by JD.com E-commerce (Investment) Hong Kong Corporation Limited. The business address of Fabulous Jade Global Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Fabulous Jade is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., a NASDAQ listed company. The business address of JD.com E-Commerce (Investment) Hong Kong Corporation Limited is Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong. JD.com E-Commerce (Investment) Hong Kong Corporation Limited is a wholly-owned subsidiary of JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc. We refer to Fabulous Jade Global Limited and JD.com E-Commerce (Investment) Hong Kong Corporation Limited as “Affiliates of JD.com, Inc.”

(14)	Represents (i) 22,881,096 Class A ordinary shares held by DCM V, L.P., (ii) 558,324 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P., whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner is DCM Hybrid RMB Fund International Ltd. DCM Hybrid RMB Fund International Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian, and Peter W. Moran, the directors of DCM Hybrid RMB Fund International Ltd. The general partner of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is DCM Turbo Fund Investment Management, L.P., whose general partner is DCM Turbo Fund International, Ltd. DCM Turbo Fund International, Ltd., through DCM Turbo Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao and Jason Krikorian, the directors of DCM Turbo Fund International, Ltd. The business address of DCM V, L.P., DCM Affiliates Fund V, L.P., DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(15)	The business address of Unicorn Riches Limited is c/o Hony Capital Limited, Suite 2701, One Exchange Square, Central, Hong Kong. Unicorn Riches Limited is a wholly-owned subsidiary of Hony Capital Fund V, L.P. Hony Capital Fund V. L.P.’s general partner is Hony Capital Fund V GP, L.P. Hony Capital Fund V GP, L.P.’s general partner is Hony Capital Fund V GP Limited. John Huan Zhao and Legend Holdings Corporation, have 80% and 20%, respectively, equity ownership of Hony Capital Fund V GP Limited.

(16)	Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited is a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The business address of Dragon Rabbit Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(17)	Verne Capital Limited is a British Virgin Islands company. Verne Capital Limited is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary. The business address of Verne Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2016, 119,780,334 of our outstanding ordinary shares are held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 31.7% of our total outstanding shares. This includes 92,590,914 ordinary shares (excluding 1,656,003 Class A ordinary shares, represented by 552,001 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E Directors, Senior Management and Employees—Share Ownership.”

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

Private Placements, Repurchase and Redesignation

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Relationship with Ctrip

Ctrip Investment Holding Ltd. (“Ctrip”) has one director in common with our company. Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with our initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20,000,000 through a private placement transaction in May 2015. We conduct transactions in the ordinary course of business with Ctrip on the terms of arm-length transactions. We sell our packaged-tours through Ctrip’s online platform and the commission fees for Ctrip’s service were immaterial. In addition, Ctrip sells the hotel rooms and air tickets products through our online platform and commission fees we earned were RMB0.7 million and RMB3.5 million (US$0.5 million) for the years ended December 31, 2014 and 2015, respectively.

Relationship with JD.com, Inc.

On May 8, 2015, we issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., for a consideration of RMB1,528.2 million (US$250 million) in cash and RMB660.2 million in the business resource contributed by JD.com, Inc., which included the exclusive right to operate the leisure travel channel for both JD.com, Inc.’s website and mobile application, preferred partnership with JD.com, Inc. for hotel and air ticket reservation service, its internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015.

Relationship with HNA Tourism Group

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism over the next two years. The transaction contemplated by the share subscription agreement was completed on in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of us and HNA Tourism.

Employment Agreements and Indemnification Agreements

See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

Share Incentive Plans

See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. We are not currently a party to any material legal or administrative proceedings.

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

Our ADSs, each representing three of our Class A ordinary shares, have been listed on NASDAQ since May 9, 2014. Our ADSs trade under the symbol “TOUR.” The following table provides the high and low closing trading prices for our ADSs on NASDAQ since the date of our initial public offering:

	Trading Price Per ADS in US$
	High	Low
Annual Highs and Lows
2014 (since May 9, 2014)	24.00	10.07
2015	20.74	11.40
Quarterly Highs and Lows
Second Quarter 2014 (since May 9, 2014)	18.67	10.07
Third Quarter 2014	24.00	16.52
Fourth Quarter 2014	19.79	10.77
First Quarter 2015	15.58	12.04
Second Quarter 2015	20.74	12.59
Third Quarter 2015	17.62	11.40
Fourth Quarter 2015	16.91	11.75
First Quarter 2016	16.00	8.99
Monthly Highs and Lows
October 2015	15.43	11.75
November 2015	15.78	14.05
December 2015	16.91	15.40
January 2016	16.00	12.28
February 2016	12.64	10.56
March 2016	11.13	8.99
April 2016 (through April 22, 2016)	12.10	10.40

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ since May 9, 2014 under the symbol “TOUR.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Ordinary Shares

General. Our authorized share capital is US$100,000 divided into 1,000,000,000 shares, with a par value of US$0.0001 each, which will be divided into 780,000,000 Class A ordinary shares with a par value of US$0.0001 each, 120,000,000 Class B ordinary shares with a par value of US$0.0001 each, and 100,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as our board of directors may determine. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default, or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and would have a material adverse effect on our results of operations and the value of your investment.”

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The SAT further released its Bulletin on Several Issues Concerning Enterprise Income Taxation on Income Arising from the Indirect Transfers of Property by Non-resident Enterprises (“SAT Bulletin 2015 No. 7” or “Bulletin 7”) which became effective on February 3, 2015. Bulletin 7 repealed the relevant Indirect Transfer provisions contained in Circular 698 and set forth more detailed rules for the tax treatment of Indirect Transfers of equity interests in PRC resident enterprises and other assets situated in China. Bulletin 7 abolished the previous mandatory reporting requirement for Indirect Transfers under Circular 698, and provides that the parties to an Indirect Transfer transaction have the option to decide whether to report the Indirect Transfer to the competent tax authorities. Applying a “substance over form” principle, when a non-resident enterprise structures an Indirect Transfer of an equity interest in a PRC resident enterprise or other assets situated in China to avoid taxation under the EIT through arrangements lacking reasonable commercial purposes, the Indirect Transfer will be re-characterized as a direct transfer. As a result, any gains derived from the Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Bulletin 7 provides de facto safe harbor treatment for situations in which a non-resident enterprise buys and then sells shares, in the public securities markets, of a foreign listed company that holds an equity interest in a PRC resident enterprise, and thereby realizes a capital gain. However, in order for the safe harbor treatment to apply, both the purchase and sale must be conducted on the public securities markets so as to preclude market manipulation, and the equity interests purchased and sold must be those in the same enterprise. When shares sold in the public securities markets were obtained before such shares were listed on a public securities market or were not purchased through a public securities market, or when shares were purchased on a public market but are to be sold through non-public markets, the safe harbor treatment would not be applicable. There is uncertainty as to the interpretation and application of SAT Circular 698 and Bulletin 7 and we and our non-PRC resident investors may be at risk of being taxed under SAT Circular 698 and Bulletin 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and Bulletin 7 or to establish that we should not be taxed under SAT Circular 698 and Bulletin 7. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

Although the law in this regard is unclear, we treat Nanjing Tuniu and its subsidiaries (our “consolidated affiliated entities”) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of our consolidated affiliated entities for United States federal income tax purposes and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in future taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

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

Not applicable.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2015, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB3,666.6 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$566.0 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB6.4778 for US$1.00 as of December 31, 2015, our U.S. dollar cash balance would have been US$154,373. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$140,339 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB6.4778 for US$1.00 as of December 31, 2015, our Renminbi cash balance would have been RMB6.5 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB7.1 million instead. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2015, we received a reimbursement of approximately US$1.1 million from the depositary net of US$0.3 million United States withholding tax.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, or the Form F-1, as amended (File No. 333-195075) in relation to our initial public offering, which registration statement was declared effective by the SEC on May 8, 2014. In May 2014, we completed our initial public offering in which we issued and sold an aggregate of 8,580,000 ADSs, representing 25,740,000 Class A ordinary shares. Morgan Stanley, Credit Suisse, and China Renaissance were the representatives of the underwriters for our initial public offering. We received proceeds of approximately US$68.2 million from our initial public offering.

For the period from May 8, 2014, the date that the Form F-1 was declared effective by the SEC, through December 31, 2015, we used all the net proceeds we received from our initial public offering for the following purposes, as set forth in the Form F-1: (i) expanding our sales and marketing efforts; (ii) expanding our product selection and offerings; (iii) strengthening our technology and products developments capabilities; and (iv) general corporate purposes, including funding strategic investments in and acquisitions of complementary businesses, assets and technologies. We still intend to continue using the remainder of the proceeds from our initial public offering for the above purposes, in line with our disclosure in the Form F-1.

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

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2015, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2013 and 2014, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board of the United States, or PCAOB. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of US GAAP and the SEC reporting requirements to formalize key controls over financial reporting and to prepare and review consolidated financial statements and related disclosures. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remedy our identified material weakness, we have adopted several measures to improve our internal control over financial reporting. We have hired personnel with relevant experience and necessary expertise to strengthen our financial reporting function and to set up a financial and system control framework. In early 2013, we hired our chief finance officer, who has extensive experience with multiple U.S.-listed companies, to lead our financial department. We also hired personnel with U.S. GAAP experience who formerly worked in Big Four accounting firms, including our finance controller who was formerly a senior manager at a Big Four accounting firm, who joined us in April 2014, and our U.S. GAAP financial reporting manager, who joined us in late 2015, as well as four additional accounting staff members, three with Big Four accounting firm experience and the other one with financial reporting experience for a U.S.-listed company.

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

We have developed and implemented a comprehensive set of U.S. GAAP policies and standardized financial closing and reporting procedures, including an accounting manual and financial closing and reporting checklists.

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

As of December 31, 2015, based on our management assessment on the performance of the above mentioned remediation measures, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has excluded all the travel agencies (as discussed in Note 4 of the Notes to the Consolidated Financial Statements) that we acquired during 2015 from our assessment of the effectiveness of the internal control over financial reporting as of December 31, 2015. The financial statements of the travel agencies in aggregate constitute approximately 2.7% of the total assets and 6.8% of the net revenue of the respective amounts presented in the consolidated financial statements as of and for the year ended December 31, 2015.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2015 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2015, which has also excluded the travel agencies acquired during 2015 from audit of internal control over financial reporting, as stated in its report, which appears on page F-2 of this Form 20-F.

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

Our board of directors has determined that Mr. Onward Choi and Mr. Jack Xu, each an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and a member of our audit committee, are audit committee financial experts.

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

	2014		2015
Audit fees(1)	US$	834,450	US$	1,436,719
Audit-related fees(2)	US$	1,134,844		—
Tax fees(3)	US$	58,102		—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting, as well as the quarterly reviews of condensed consolidated financial information. In 2014, services rendered by our principal external auditors did not include audit of effectiveness of internal control over financial reporting.

(2)	“Audit-related fees” means the aggregate fees billed for assurance and related services rendered by our principal external auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. No audit-related services were provided by our principal external auditors in 2015.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal external auditors for tax advice and tax planning. No tax services were provided by our principal external auditors in 2015.

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

As a Cayman Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Travers Thorp Alberga, our Cayman Islands counsel, has advised us that certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from the NASDAQ corporate governance listing standards. We followed home country practice for our private placements in December 2014, May 2015 and January 2016, which would have required shareholder approval under the NASDAQ Rules but for which there was no such requirement under Cayman Islands law. In addition, we have elected to follow home country practice in lieu of the requirement to hold an annual meeting of shareholders under NASDAQ Rule 5620(a).

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

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (file no. 333-195075), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014).

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated May 8, 2014 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198111), filed with the Security and Exchange Commission on August 13, 2014).

2.4	Third Amended and Restated Investors’ Rights Agreement dated as of August 28, 2013 among the Registrant, its ordinary shareholders, preferred shareholders and several other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.1	2008 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.4	English Translation of Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.5	English Translation of Amended and Restated Cooperation Agreement dated January 24, 2014 between Beijing Tuniu and Nanjing Tuniu (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.6	English Translation of Shareholders’ Voting Rights Agreement dated September 17, 2008 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.7	English Translation of Amended and Restated Powers of Attorney dated January 24, 2014 granted to Beijing Tuniu by each of the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

Exhibit Number	Description of Document
4.8	English Translation of Equity Interest Pledge Agreement dated September 17, 2008 among Beijing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.9	Subscription Agreement dated April 27, 2014 between Tuniu Corporation and Ctrip Investment Holding Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.10	Subscription Agreement dated April 25, 2014 between Tuniu Corporation and DCM Hybrid RMB Fund, L.P. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.11	Subscription Agreement dated April 25, 2014 between Tuniu Corporation and Qihoo 360 Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.12	Subscription Agreement dated December 15, 2014 between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Verne Capital Limited and Dragon Rabbit Capital Limited. (incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F (file no. 001-36430) filed with the Securities and Exchange Commission on April 17, 2015).

4.13	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and Fabulous Jade Global Limited (incorporated herein by reference to Exhibit 99.5 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4.14	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and Unicorn Riches Limited (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Unicorn Riches Limited and its affiliates with the Securities and Exchange Commission on May 18, 2015).

4.15	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and Sequoia Capital 2010 CV Holdco, Ltd. (incorporated herein by reference to Exhibit 99.4 to amendment no. 2 to Schedule 13D filed by Sequoia Capital 2010 CV Holdco, Ltd. with the Securities and Exchange Commission on May 18, 2015).

4.16	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. (incorporated herein by reference to Exhibit 2 to amendment no. 2 to Schedule 13D filed by DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. with the Securities and Exchange Commission on May 28, 2015).

4.17	Business Cooperation Agreement dated May 8, 2015 between Tuniu Corporation and JD.com, Inc. (incorporated herein by reference to Exhibit 99.6 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4.18	Investor Rights Agreement dated May 22, 2015 between Tuniu Corporation and Fabulous Jade Global Limited (incorporated herein by reference to Exhibit 99.7 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

Exhibit Number	Description of Document
4.19	Registration Rights Agreement dated as of May 22, 2015 between Tuniu Corporation and Unicorn Riches Limited (incorporated herein by reference to Exhibit 7.08 to amendment no. 1 to Schedule 13D filed by Unicorn Riches Limited with the Securities and Exchange Commission on May 26, 2015).

4.20	Subscription Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.1 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.21	Amendment No. 1 to Subscription Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.2 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.22	Investor Rights Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.3 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.23	Amendment No. 1 to Investor Rights Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.4 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.24	Amendment No. 2 to Investor Rights Agreement dated February 19, 2016 between Tuniu Corporation and BHR Winwood Investment Management Limited (incorporated herein by reference to Exhibit A to amendment no. 1 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 29, 2016).

8.1*	List of Significant Subsidiaries.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

Exhibit Number	Description of Document
15.2*	Consent of Travers Thorp Alberga.

15.3*	Consent of Fangda Partners.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation

By:	/s/ Dunde Yu
Name: Dunde Yu
Title: Chairman and Chief Executive Officer

Date: April 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of Tuniu Corporation and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statements schedule I present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 in the accompanying Form 20-F, management has excluded the four travel agencies acquired during 2015, as described in Note 4 to the consolidated financial statements, from its assessment of internal control over financial reporting as of December 31, 2015 because the travel agencies were acquired by the Company in purchase business combinations during 2015. We have also excluded these travel agencies acquired during 2015 from our audit of internal control over financial reporting. These travel agencies excluded are subsidiaries of the Company which in aggregate constitute 2.7% and 6.8% of the total assets and the net revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2016

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2015

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	1,457,722	2,101,217	324,372
Restricted cash	44,030	338,997	52,332
Short-term investments	468,570	1,226,415	189,326
Accounts receivable, net	8,008	113,252	17,483
Amounts due from related parties	637	60,004	9,263
Prepayments and other current assets	575,297	1,699,468	262,353
Total current assets	2,554,264	5,539,353	855,129

Non-current assets
Property and equipment, net	72,310	145,190	22,414
Intangible assets, net	3,075	715,548	110,462
Goodwill	—	136,569	21,083
Other non-current assets	15,368	649,481	100,261
Total non-current assets	90,753	1,646,788	254,220
Total assets	2,645,017	7,186,141	1,109,349

LIABILITIES AND EQUITY

Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB1,168,078 and RMB3,325,804, as of December 31, 2014 and December 31, 2015, respectively):

Accounts payable	382,705	767,307	118,452
Amounts due to related parties	—	28,762	4,440
Salary and welfare payable	78,739	147,389	22,753
Taxes payable	3,884	8,429	1,301
Advances from customers	638,828	1,223,313	188,847
Accrued expenses and other current liabilities	109,860	1,615,433	249,380
Total current liabilities	1,214,016	3,790,633	585,173
Non-current liabilities	22,278	57,785	8,920
Total liabilities	1,236,294	3,848,418	594,093
Commitments and contingencies (Note 17)

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2014 and 2015; 188,435,922 shares (including 82,487,876 Class A shares and 105,948,046 Class B shares) and 286,970,892 shares (including 269,597,392 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2014 and 2015, respectively)	121	181	28
Additional paid-in capital	2,298,727	5,482,637	846,373
Accumulated other comprehensive income/(loss)	(21,081)	167,025	25,784
Accumulated deficit	(869,044)	(2,328,423)	(359,446)
Total Tuniu Corporation shareholders’ equity	1,408,723	3,321,420	512,739
Noncontrolling interests	—	16,303	2,517
Total equity	1,408,723	3,337,723	515,256
Total liabilities and equity	2,645,017	7,186,141	1,109,349

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2013, 2014 and 2015

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Organized tours	1,892,826	3,432,825	7,358,879	1,136,015
Self-guided tours	48,901	93,126	194,162	29,973
Others	20,744	28,756	127,745	19,720
Total revenues	1,962,471	3,554,707	7,680,786	1,185,708
Less: Business and related taxes	(12,784)	(19,768)	(35,526)	(5,484)
Net revenues	1,949,687	3,534,939	7,645,260	1,180,224
Cost of revenues	(1,829,665)	(3,308,801)	(7,274,675)	(1,123,016)
Gross profit	120,022	226,138	370,585	57,208

Operating expenses
Research and product development	(38,994)	(104,881)	(298,199)	(46,034)
Sales and marketing	(110,071)	(434,191)	(1,154,155)	(178,171)
General and administrative	(69,679)	(166,988)	(385,442)	(59,502)
Other operating income	1,689	6,902	12,175	1,879
Total operating expenses	(217,055)	(699,158)	(1,825,621)	(281,828)
Loss from operations	(97,033)	(473,020)	(1,455,036)	(224,620)
Other income/(expenses)
Interest income	16,163	31,284	76,516	11,812
Foreign exchange gains/(losses), net	1,286	(5,334)	(83,118)	(12,831)
Other loss, net	(48)	(788)	(1,336)	(205)
Loss before income tax expense	(79,632)	(447,858)	(1,462,974)	(225,844)
Income tax benefit	—	—	589	91
Net loss	(79,632)	(447,858)	(1,462,385)	(225,753)
Net loss attributable to noncontrolling interests	—	—	(3,006)	(464)
Net loss attributable to Tuniu Corporation	(79,632)	(447,858)	(1,459,379)	(225,289)
Deemed dividends to preferred shareholders	(59,428)	(15,606)	—	—
Net loss attributable to ordinary shareholders	(139,060)	(463,464)	(1,459,379)	(225,289)

Net loss	(79,632)	(447,858)	(1,462,385)	(225,753)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	(4,857)	(1,358)	188,106	29,038
Comprehensive loss	(84,489)	(449,216)	(1,274,279)	(196,715)
Comprehensive loss attributable to noncontrolling interests	—	—	(3,006)	(464)
Comprehensive loss attributable to Tuniu Corporation	(84,489)	(449,216)	(1,271,273)	(196,251)

Loss per share
Basic and diluted	(5.35)	(4.38)	(5.88)	(0.91)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	105,746,313	248,362,837	248,362,837

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Years Ended December 31, 2013, 2014 and 2015

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional	Accumulated other comprehensive	Accumulated	Total Tuniu Corporation Shareholders’ equity	Noncontrolling	Total
	Shares	Amount	paid-in capital	income/(loss)	deficit	(deficit)	interests	Equity/(Deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	26,000,000	18	200	(14,866)	(266,520)	(281,168)	—	(281,168)
Foreign currency translation adjustments	—	—	—	(4,857)	—	(4,857)	—	(4,857)
Deemed dividend from redesignation of Series A Convertible Preferred Shares	—	—	—	—	(59,428)	(59,428)	—	(59,428)
Net loss	—	—	—	—	(79,632)	(79,632)	—	(79,632)
Balance as of December 31, 2013	26,000,000	18	200	(19,723)	(405,580)	(425,085)	—	(425,085)
Capital contribution from shareholders of VIE	—	—	70	—	—	70	—	70
Conversion of Series A,B,C and D Convertible Preferred Shares into ordinary shares upon the completion of initial public offering	85,852,919	56	731,991	—	—	732,047	—	732,047
Issuance of ordinary shares upon the initial public offering, net of issuance costs of RMB22,732	37,406,666	23	632,449	—	—	632,472	—	632,472
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB14,279	36,812,868	22	891,491	—	—	891,513	—	891,513
Issuance of ordinary shares pursuant to share incentive plan	2,363,469	2	3,353	—	—	3,355	—	3,355
Share-based compensation expenses	—	—	39,173	—	—	39,173	—	39,173
Foreign currency translation adjustments	—	—	—	(1,358)	—	(1,358)	—	(1,358)
Deemed dividend from modification of Series D Convertible Preferred Shares	—	—	—	—	(15,606)	(15,606)	—	(15,606)
Net loss	—	—	—	—	(447,858)	(447,858)	—	(447,858)
Balance as of December 31, 2014	188,435,922	121	2,298,727	(21,081)	(869,044)	1,408,723	—	1,408,723

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Years Ended December 31, 2013, 2014 and 2015

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional	Accumulated other comprehensive	Accumulated	Total Tuniu Corporation Shareholders’ equity	Noncontrolling	Total
	Shares	Amount	paid-in capital	income/(loss)	Deficit	(deficit)	interests	Equity/(Deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB1,078	93,750,000	57	3,104,457	—	—	3,104,514	—	3,104,514
Acquisition of subsidiaries	—	—	—	—	—	—	20,122	20,122
Issuance of ordinary shares pursuant to share incentive plan	4,784,970	3	14,993	—	—	14,996	—	14,996
Share-based compensation expenses	—	—	65,143	—	—	65,143	—	65,143
Foreign currency translation adjustments	—	—	—	188,106	—	188,106	—	188,106
Acquisition of noncontrolling interests	—	—	(683)	—	—	(683)	(813)	(1,496)
Net loss	—	—	—	—	(1,459,379)	(1,459,379)	(3,006)	(1,462,385)
Balance as of December 31, 2015	286,970,892	181	5,482,637	167,025	(2,328,423)	3,321,420	16,303	3,337,723

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013, 2014 and 2015

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(79,632)	(447,858)	(1,462,385)	(225,753)
Adjustments to reconcile net loss to net cash provided by /(used in) operating activities:
Depreciation of property and equipment	8,764	10,869	28,041	4,329
Amortization of intangible assets	482	984	57,810	8,924
Foreign exchange (gain)/loss	(1,286)	2,729	106,271	16,405
Loss from disposal of property and equipment	114	62	210	32
Share-based compensation expenses	—	39,173	65,143	10,056
Change of deferred tax liabilities	—	—	(1,057)	(163)
Changes in operating assets and liabilities:
Accounts receivable	4,574	(6,356)	(74,475)	(11,497)
Amounts due from related parties	—	(637)	(59,367)	(9,165)
Prepayments and other current assets	(159,510)	(287,811)	(600,346)	(92,677)
Other non-current assets	(331)	(13,374)	(317,775)	(49,056)
Accounts payable	161,608	84,394	320,502	49,477
Amounts due to related parties	—	—	28,762	4,440
Taxes payable	725	2,560	4,089	631
Advances from customers	152,524	242,090	532,335	82,178
Accrued expenses and other liabilities	28,704	102,073	857,507	132,377
Net cash provided by /(used in) operating activities	116,736	(271,102)	(514,735)	(79,462)

Cash flows from investing activities:
Purchase of short-term investments	(451,800)	(547,575)	(1,139,691)	(175,938)
Proceeds from maturity of short-term investments	154,800	405,000	442,136	68,254
Changes in restricted cash	(2,375)	(34,780)	(294,387)	(45,446)
Purchase of property and equipment and intangible assets	(4,843)	(50,622)	(155,478)	(24,002)
Proceeds from disposal of property and equipment	—	54	155	24
Acquisition, net of cash received	—	—	(60,149)	(9,285)
Purchase of yield enhancement products	—	—	(718,619)	(110,935)
Proceeds from maturity of yield enhancement products	—	—	10,865	1,677
Net cash used in investing activities	(304,218)	(227,923)	(1,915,168)	(295,651)

Cash flows from financing activities:
Proceeds from issuance of Series D Convertible Preferred Shares, net of issuance cost	306,360	—	—	—
Proceeds from the initial public offering, net of issuance cost	—	632,472	—	—
Proceeds from the private placement, net of issuance cost	—	905,590	2,430,223	375,162
Proceeds from issuance of ordinary shares upon exercise of options	—	2,335	12,637	1,951
Proceeds from sales of yield enhancement products	—	—	579,474	89,456
Repayment of short-term debt	—	—	(15,000)	(2,316)
Acquisition of noncontrolling interests	—	—	(1,496)	(231)
Net cash provided by financing activities	306,360	1,540,397	3,005,838	464,022

Effect of exchange rate changes on cash and cash equivalents	1,287	(3,053)	67,560	10,429
Net increase in cash and cash equivalents	120,165	1,038,319	643,495	99,338
Cash and cash equivalents at the beginning of year	299,238	419,403	1,457,722	225,034
Cash and cash equivalents at the end of year	419,403	1,457,722	2,101,217	324,372

Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	117	9,345	18,953	2,926
Deemed dividends to preferred shareholders	59,428	15,606	—	—
Accrued issuance cost related to private placement	—	14,076	—	—
Accrual related to deferred initial public offering costs	2,127	—	—	—
Receivables related to exercise of stock options	—	(1,020)	(3,379)	(522)
Accrual related to business acquisition	—	—	42,116	6,502

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1. Organization and Principal Activities

Tuniu Corporation (the “Company”) is an exempted company with limited liability incorporated in the Cayman Islands. The Company, its subsidiaries, including the consolidated variable interest entity (“VIE”) and its subsidiaries (collectively referred to as the “Affiliated Entities”) are collectively referred to as the “Group”. The Group’s principal activity is the provision of travel-related services in the People’s Republic of China (“PRC”).

As of December 31, 2015, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIE	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries of the Company:
Tuniu (HK) Limited	Established on May 20, 2011	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	Established on August 24, 2011	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	Established on September 8, 2008	PRC	100%
Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	Established on December 18, 2006	PRC	100%
Subsidiaries of VIE
Shanghai Tuniu International Travel Service Co., Ltd.	Acquired on August 22, 2008	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	Acquired on December 22, 2008	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	Acquired on November 18, 2009	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	Established on April 19, 2011	PRC	100%
Tianjin Classic Holiday International Travel Agency Co., Ltd.	Acquired on April 1, 2015	PRC	100%
Zhejiang Zhongshan International Agency Co., Ltd.	Acquired on April 1, 2015	PRC	100%
Beijing Global Tour International Travel Service Co., Ltd.	Acquired on July 1, 2015	PRC	75.02%
Tuniu Insurance Brokers Co., Ltd.	Acquired on August 11, 2015	PRC	100%
Beijing Hengxin International Travel Agency Co., Ltd.	Acquired on October 1, 2015	PRC	80%

2. Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation

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

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. All significant transactions and balances among the Company, its subsidiaries and the Affiliated Entities have been eliminated upon consolidation.

To comply with PRC laws and regulations that restrict foreign equity ownership of companies that operate internet content, travel agency and air-ticketing services, the Company operates its website and engaged in such restricted services through Nanjing Tuniu and its subsidiaries. Nanjing Tuniu’s equity interests are held by Dunde Yu, the Company’s Chief Executive Officer, Haifeng Yan, the Company’s Chief Operating Officer, and several other PRC citizens. On September 17, 2008, Beijing Tuniu, one of the Company’s wholly foreign owned subsidiaries, entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, the Company is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

Contractual arrangements

On September 17, 2008, Beijing Tuniu entered into a series of contractual agreements with Nanjing Tuniu and its shareholders. The following is a summary of the agreements which allow the Company to exercise effective control over Nanjing Tuniu:

(1)	Purchase Option Agreement.

Under the purchase option agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, Beijing Tuniu has the irrevocable exclusive right to purchase, or have its designated person or persons to purchase all or part of the shareholders’ equity interests in Nanjing Tuniu at RMB1,800 which was increased to RMB2,430 in March 2014. The option term remains valid for a period of 10 years and can be extended indefinitely at Beijing Tuniu’s discretion. The purchase consideration was paid by Beijing Tuniu to the shareholders of Nanjing Tuniu shortly after the purchase option agreement was entered. On January 24, 2014, the Company amended and restated the purchase option agreement, and the effective term of the purchase option agreement has been changed to until all equity interests held in Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b)	Principles of Consolidation - continued

(3)	Shareholders’ Voting Rights Agreement.

Under the shareholders’ voting rights agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, each of the shareholders of Nanjing Tuniu appointed Beijing Tuniu’s designated person as their attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including attending shareholders’ meetings, voting on all matters of Nanjing Tuniu, nominating and appointing directors, convene extraordinary shareholders’ meetings, and other voting rights pursuant to the then effective articles of association. The shareholders’ voting rights agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing or cease to be shareholders of Nanjing Tuniu.

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

In the years ended December 31, 2013, 2014 and 2015, the Company received service fees of RMB22,587, RMB20,535 and RMB42,367, respectively, from its consolidated Affiliated Entities, which were eliminated on the consolidated financial statement.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

Risks in relation to the VIE structure

The Group believes that each of the agreements and the powers of attorney under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and its shareholders is valid, binding and enforceable, and does not and will not result in any violation of PRC laws or regulations currently in effect. The legal opinion of Fangda Partners, which was the Company’s PRC legal counsel, also supports this conclusion. The shareholders of Nanjing Tuniu are also shareholders, nominees of shareholders, or designated representatives of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of Nanjing Tuniu were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

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

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2015, the aggregate accumulated deficit of the Affiliated Entities was RMB1,348 million prior to intercompany elimination.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

The following financial statement amounts and balances of the Affiliated Entities were included in the consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015:

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	102,356	376,883	58,181
Restricted cash	44,030	138,997	21,457
Short-term investments	100,000	499,402	77,094
Accounts receivable, net	8,645	116,669	18,011
Intercompany receivables	65,474	130,945	20,214
Prepayments and other current assets	566,731	1,402,919	216,573
Total current assets	887,236	2,665,815	411,530

Non-current assets
Property and equipment, net	22,600	72,582	11,205
Intangible assets, net	1,975	100,125	15,457
Goodwill	—	136,569	21,083
Other non-current assets	14,290	323,403	49,925
Total non-current assets	38,865	632,679	97,670
Total assets	926,101	3,298,494	509,200

LIABILITIES
Current liabilities
Accounts payable	373,464	1,036,226	159,966
Salary and welfare payable	66,075	123,071	18,999
Taxes payable	2,079	6,668	1,029
Advances from customers	638,803	1,223,313	188,847
Intercompany payable	52,114	1,263,100	194,989
Accrued expenses and other current liabilities	87,657	936,526	144,575
Total current liabilities	1,220,192	4,588,904	708,405
Non-current liabilities	—	39,750	6,136
Total liabilities	1,220,192	4,628,654	714,541

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues	1,937,485	3,736,473	7,755,914	1,197,307
Net loss	(39,597)	(128,299)	(1,051,691)	(162,353)
Net cash provided by/(used in) operating activities	161,148	(51,446)	(87,299)	(13,477)
Net cash provided by/(used in) investing activities	(201,058)	72,161	(1,374,894)	(212,247)
Net cash provided by financing activities	—	700	1,736,720	268,103

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

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

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of approximately RMB79,632, RMB447,858 and RMB1,459,379 in the years ended December 31, 2013, 2014 and 2015, respectively. Net cash provided by / (used in) operating activities was approximately RMB116,736 and RMB(271,102) and RMB(514,735) for the years ended December 31, 2013, 2014 and 2015, respectively. Accumulated deficit was RMB405,580, RMB869,044 and RMB2,328,423 as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, the Group had net current assets and management believes that the Group’s available cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include revenue recognition, estimating useful lives and impairment for property and equipment, impairment for goodwill and other acquired intangible assets, the purchase price allocation, fair value of noncontrolling interests and contingent considerations with respect to business combinations, losses due to committed tour reservations, the valuation allowance for deferred tax assets, the determination of uncertain tax positions.

(d) Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange gains / losses.

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

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB 6.4778 on December 31, 2015, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2015, or at any other rate.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(e) Fair Value Measurement

The Group defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, advances from customers, and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

(f) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks, other financial institutions and Alipay, a third party payment processor, which are unrestricted as to withdrawal or use.

(g) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash mainly represents (i) cash deposits required by tourism administration departments as a pledge to secure travelers’ rights and interests, (ii) cash deposits required by China Insurance Regulatory Commission for engaging in insurance agency or brokering activities, (iii) the secured deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee, and required by the Group’s business partners.

(h) Short-term Investments

Short-term investments are comprised of investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. Given the short-term nature, the carrying value of short-term investments approximates their fair value. There was no other-than-temporary impairment of short-term investments for the years ended December 31, 2013, 2014 and 2015.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(i) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the corporate customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less an allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. The Group evaluates the collectability of accounts receivable considering many factors including reviewing accounts receivable balances, historical bad debt rates, payment patterns, counterparties’ credit worthiness and financial conditions, and industry trend analysis. No allowance for doubtful accounts was provided as of December 31, 2014 and 2015 as the Group believes that it is probable the accounts receivable will be fully collected.

(j) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 years
Buildings	16 - 17 years
Furniture and fixtures	3 - 5 years
Vehicles	3 - 5 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset 1 – 9 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(k) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-used software in accordance with ASC 350-40, Internal-use software, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB980, RMB6,837 and RMB7,572 for the years ended December 31, 2013, 2014 and 2015, respectively. Costs capitalized mainly include payroll and payroll-related costs for employees who are directly associated with and who devoted time to the internal-use software projects during the application development stage. The amortization expense for capitalized software costs amounted to RMB74, RMB727 and RMB2,212 for the years ended December 31, 2013, 2014 and 2015, respectively. The unamortized amount of capitalized internal use software development costs was RMB12,376 as of December 31, 2015.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(l) Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group has adopted ASC 805 “Business Combinations”, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

(m) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 3 years. Separately intangible assets arising from acquisitions consist of trade names, customer relationship, software, non-compete agreements, travel licenses, insurance agency license and business cooperation agreement with JD.com Inc., which are amortized on a straight-line basis over their estimated useful lives of 3.5 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2013, 2014 and 2015.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(n) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group adopted Accounting Standards Update (“ASU”) 2011-08, Intangibles—Goodwill and Other (Topic 350). This accounting standard gives the Group an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit is determined by the Group using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term growth rates of revenue and gross margin, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment test on October 1.

No impairment loss was recognized for the year ended December 31, 2015.

(o) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. No impairment of long-lived assets was recognized during the years ended December 31, 2013, 2014 and 2015.

(p) Advances from Customers

Customers pay in advance to purchase travel services. Cash proceeds received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(q) Revenue Recognition

The Group’s revenue is primarily derived from sales of organized tours and self-guided tours, and other service fees. Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, service has been provided, and collectability is reasonably assured in accordance with ASC 605, Revenue Recognition.

Organized tours: Substantially all of revenue from organized tours is recognized on a gross basis, as the Group is the primary obligor in the arrangement and bears the risks and rewards, including the customer’s acceptance of services delivered. Such commitments are made in the contract the Group enters with its customers. Even though the Group does not generally assume the substantive inventory risk before customers place an order, the Group is the party retained by and paid by its customers, and the Group is responsible for (and solely authorized to) refunding customers their payments in situations of customer disputes. Further, the Group independently selects travel service suppliers, and determines the prices charged to customers and paid to its travel suppliers. Revenue from organized tours is recognized when the tours end as service rendering is only considered completed upon conclusion of the entire organized tour.

Self-guided tours: Revenue from self-guided tours is recognized on a net basis, representing the difference between what the Group receives from its customers and the amounts due to its travel suppliers. In the self-guided tour arrangements, the Group generally does not assume substantive inventory risk, has limited involvement in determining the service, and provides limited additional services to customers. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation, and other travel-related services. As such, the Group concludes that it is an agent for the travel service providers in these transactions and revenues are reported on a net basis. Revenue from self-guided tours is recognized when the tours end as commissions are not earned until this time according to the contractual arrangements the Group entered into with its travel suppliers.

Other revenues: Other revenues primarily comprise revenues generated from service fees received from insurance companies, other travel-related services, such as sales of tourist attraction tickets and visa processing services, fees for advertising services that the Group provide primarily to domestic and foreign tourism boards and bureaus, commission fees for hotel reservation and air-ticketing and service fees for financial services. Revenue is recognized when the services are rendered or when the tickets are issued.

The Group does not recognize revenue if customer refunds are warranted due to customer satisfaction issues or other reasons, which is generally known at the end of each tour when revenues are recognized. In the event of tour cancellation by customers, the liability associated with prepayments received from customers remains on the Group’s consolidated balance sheets until refunds are issued.

The Group commenced the financial services in 2015. Certain domestic financial assets exchanges (the "Exchange") and trust companies offered the yield enhancement products through the Group’s online platform and the Group charged these companies for the commission fees which were recorded as other revenue upon the delivery of service. For the year ended December 31, 2015, the commission revenue was immaterial.

In addition, the Group purchased the yield enhancement products with maturities ranged from three months to two years from the Exchanges and trust companies and split all of the products into new yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to the individual investors through the Group’s online platform. As of December 31, 2015, RMB407,487 of yield enhancement products purchased by the Group with maturities within one year was recorded as other current assets (see Note 6), and RMB300,267 with the maturities over one year was recorded as other non-current assets (see Note 10). The interest revenue of RMB8,740 was recorded as other revenue for the year ended December 31, 2015. As of December 31, 2015, RMB589,151 of yield enhancement products held by the individual investors with maturities within one year was recorded as accrued expenses and other current liabilities (see Note 11). The interest cost of RMB8,082 was recorded as cost of revenue for the year ended December 31, 2015.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(q) Revenue Recognition - continued

Customer incentives

From time to time customers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. The Group accounts for these customer incentives in accordance with ASC 605-50, Customer Payments and Incentives. For coupons and travel vouchers offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when revenue is recognized. The Group assessed coupons and travel vouchers offered to customers as part of a current purchase that give customers a right, but do not obligate customers to make future purchases, and concluded the discounts offered are insignificant; as such, no deferral of revenue is considered necessary.

For membership points earned by customers as part of the customer reward program which provides travel awards upon point redemption, the Group estimates the incremental costs associated with the Group’s future obligation to its customers, and records them as sales and marketing expense in the consolidated statements of comprehensive loss. Unredeemed membership points are recorded in other current liabilities in the consolidated balance sheets. Cash rewards earned by customers are recorded as a reduction to revenue, with corresponding unclaimed amount recorded in other current liabilities. The Group estimate liabilities under the customer loyalty program based on accumulated membership points and cash rewards, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. Prior to April 2015, the Group recorded estimated liabilities for all points earned by customers as the Group did not have sufficient historical information to determine point forfeitures or breakage. The Group, with accumulated knowledge on membership points and cash rewards redemption and expiration, began to apply historical redemption rates in estimating the costs of points earned from May 2015 onwards. As of December 31, 2014 and 2015, liabilities recorded related to membership points and cash rewards are RMB14,764 and RMB34,633, respectively.

Business and related taxes

The Group is subject to business and related taxes on services provided in the PRC at applicable rates, which are recorded as a reduction of revenues.

(r) Cost of Revenues

Cost of revenues mainly consists of costs to suppliers of organized tours, and salaries and other compensation-related expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including payment processing fees, telecommunication expenses, rental and depreciation expense.

Committed tour reservations

In order to secure availabilities of organized tours and self-guided tours during peak seasons such as holiday periods, the Group may enter into certain contractual commitments with suppliers to reserve tours for selected destinations. The Group is required to pay a deposit to ensure tour availabilities, and such prepayment is record in prepayments and other current assets on the consolidated balance sheets. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. Management estimates losses of the committed tour reservations on a periodic basis based on contractual terms and historical experience, and record such losses in the period the loss is considered probable. For the years ended December 31, 2013, 2014 and 2015, losses recorded in “cost of revenues” in the consolidated statements of comprehensive loss amounted to RMB6,682, RMB4,134 and RMB17,780, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expense and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expense were RMB103,142, RMB379,205 and RMB899,015 for the years ended December 31, 2013, 2014 and 2015, respectively.

(t) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses to the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with repair or maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (see Note 2(k)).

(u) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent liabilities. As of December 31, 2014 and 2015, deferred rent of RMB4,244 and RMB16,741, were recorded as current liabilities and RMB22,278 and RMB18,035 were recorded as non-current liabilities, respectively.

(v) Share-based Compensation

The Company applies ASC 718, “Compensation — Stock Compensation” to account for its share-based compensation program. In accordance with the guidance, the Company determines whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binominal option pricing model. Share-based compensation expenses are recorded net of an estimated forfeiture rate over the service period using the straight-line method.

The Company’s 2008 Incentive Compensation Plan allows the plan administrator to grant options and restricted shares to the Company’s employees, directors, and consultants. The plan administrator is the Company’s board of directors or a committee appointed and determined by the board. The board may also authorize one or more officers of the Company to grant awards under the plan. Under the 2008 Incentive Compensation Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the incentive plan provides an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after the Company’s ordinary shares has become a listed security, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of the Company’s assets, or a merger, consolidation, or other business combination transaction), or (iii) if the employee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. This performance condition was met upon completion of the Company’s initial public offering, and the associated share-based compensation expense for awards vested as of that date were recognized on May 9, 2014.

In April 2014, the Company adopted the 2014 Share Incentive Plan, which contains no such exercisability clause. For detail of the 2014 Share Incentive Plan, please refer to Note 14 of the consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(v) Share-based Compensation - continued

The Group recognized share-based compensation expense of RMB65,143 in the year ended December 31, 2015, which was classified as follows:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	—	800	784	121
Research and product development	—	1,972	3,538	546
Sales and marketing	—	857	1,136	175
General and administrative	—	35,544	59,685	9,214
Total	—	39,173	65,143	10,056

(w) Income Taxes

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

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2014 and 2015, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

 (x) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB24,058, RMB50,617 and RMB131,291 for the years ended December 31, 2013, 2014 and 2015, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(y) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB1,689, RMB6,902 and RMB12,175 in the years ended December 31, 2013, 2014 and 2015, respectively.

(z) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive. The preferred shares have been converted into ordinary shares upon the completion of the Group’s initial public offering (“IPO”) in May 2014. Except for voting rights, Class A and Class B shares have all the same rights and therefore the Group has elected not to use the two-class method.

(aa) Comprehensive Income (Loss)

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

(ab) Segment Reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment.

The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ac) Recently Issued Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern” (“ASU 2014-15”)., which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter; early adoption is permitted. The Group is in the process of evaluating the impact of adopting this guidance.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement—Extraordinary and Unusual Items” (“ASU 2015-01”) to eliminate from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both (1) unusual in nature and (2) infrequently occurring. Under the ASU, an entity will no longer (1) segregate an extraordinary item from the results of ordinary operations; (2) separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or (3) disclose income taxes and earnings-per-share data applicable to an extraordinary item. The ASU is effective for annual and interim periods beginning after December 15, 2015 and early adoption is permitted. This guidance will not have material impact on the Group’s financial position, results of operations or cash flows.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impact of adopting this guidance.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2015-14”): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. Therefore, the effective date of ASU No, 2014-09 for public business entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. The Group is in the process of evaluating the impact of adopting this guidance.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ac) Recently Issued Accounting Pronouncements - continued

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments” (“ASU 2015-16”). This ASU requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Prior to the issuance of the ASU, entities were required to retrospectively apply adjustments made to provisional amounts recognized in a business combination. The ASU is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted. The Group has early adopted ASU 2015-16 in 2015.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”(“ASU 2015-17”), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2016 and early adoption is permitted. The Group early adopted the new standard on a retrospective basis as of December 31, 2015. The early adoption has no impact on the consolidated financial statements as there was a fully valuation allowance on the deferred tax assets.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity’s accounting related to the classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The ASU is effective for annual and interim periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adopting this guidance.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”(“ASU 2016-02”), which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheet. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The ASU is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted on a modified retrospective basis. The Group is in the process of evaluating the impact of adopting this guidance.

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, and accounts receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on the corporate customers, travel agents and insurance companies and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues in the years ended December 31, 2013, 2014 and 2015.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration - continued

(a) Credit and Concentration Risks - continued

The following table summarized customers with greater than 10% of the accounts receivables:

	As of December 31,
	2014	2015
Customer A	26.0%	13.3%

During the year ended December 31, 2015, the Group has purchased financial products which include yield enhancement products issued by domestic Financial Assets Exchanges and Trust companies. The Group has set up a risk evaluation system on the issuers of credit quality, ultimate borrowers of asset management schemes, and conducts collect ability assessment of the financial assets on timely basis. As of December 31, 2015, the Group believes the financial assets are financially sound based on public available information and the assessment and does not foresee substantial credit risk with respect to these financial products.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Travel agencies

During the year ended December 31, 2015, the Group acquired the 90%, 100%, 75.02% and 80% of equity interests of the four offline travel agencies, respectively. The Group gained access to the expanding Taiwan tours market and improved the capability in the direct procurement of products with these acquisitions. The total purchase price of RMB117,997 included cash consideration of RMB102,662 and RMB15,335, the fair value of contingent cash consideration to be made based on the achievement of certain revenue and profit target over the next three to four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. As of December 31, 2015, the total unpaid consideration was amounted to RMB39,471. The business acquisitions were accounted for under purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net liabilities (including the cash acquired of RMB24 million)	(57,032)
Travel licenses	25,100	20 years
Customer relationship	13,596	14.25-14.5 years
Trade names	39,619	7-14 years
Software	3,013	5 years
Non-compete agreement	1,782	3.5-5.25 years
Goodwill	132,819
Deferred tax liability	(20,778)
Noncontrolling interest	(20,122)
Total considerations	117,997

The Group measured the fair value of the trade names and travel licenses under the relief-from-royalty method. Under the methodology, fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the assets, royalty rates, discount rate and estimated asset lives. Customer relationships were valued using the excess-earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible asset after deduction of cash flows attributable to other contributory assets to realize the projected earnings attributable to the intangible asset. Key assumptions included discounted cash flow analyses, for other contributory assets, discount rate, remaining useful life, tax amortization benefit and customer attrition rates. The Group measured the fair value of non-compete agreements based on incremental discounted cash flow analyses computed with and without the non-compete terms as described in share purchase agreement and the probability that such competition exists. The Group measured the fair value of the software under the replacement cost method.

A preliminary allocation of the purchase price of two offline travel agencies, which were acquired on July 1, 2015 and October 1, 2015, respectively, to the assets acquired and liabilities assumed was made based on available information and incorporated with management’s current estimates, and is subject to revision as additional information about the fair value of individual assets and liabilities becomes available. The Group is in the process of finalizing the fair value of the current assets and current liabilities, and the amount of purchase price allocable to goodwill be updated accordingly.

During the year ended December 31, 2015, the Group acquired the remaining 10% equity interest of one of travel agencies with the consideration of RMB1,496, which was treated as equity acquisition and the difference between the purchase consideration and the related carrying value of the noncontrolling interests of RMB683 was recorded as a reduction of additional paid-in capital during the year ended December 31, 2015.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition - continued

Other acquisition

In July 2015, the Group acquired 100% equity interests of in a technology company of focusing on air ticketing platform development. The total consideration was RMB8,645. As of December 31, 2015, the total unpaid consideration was amounted to RMB 2,645. The business acquisitions were accounted for under purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net liabilities	(355)
Software	5,960	6 years
Non-compete agreement	1,040	6 years
Goodwill	3,750
Deferred tax liability	(1,750)
Total considerations	8,645

Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated income statements, either individually or in aggregate.

5. Transaction with JD.com, Inc.

On May 8, 2015, the Company entered into a share subscription agreement with Fabulous Jade Global Limited, an affiliate of JD.com, Inc., and a Business Cooperation Agreement (“BCA”) with JD. Com, Inc. (“JD”) for a period of five years. Pursuant to these agreements, the Company issued 65,625,000 Class A ordinary shares for a cash consideration of RMB1,528.2 million (US$250 million) and the business resource contributed by JD. According to BCA, the business resource includes the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application and JD's preferred partnership for hotel and air ticket reservation service, the internet traffic support and marketing support for the leisure travel channel for a period of five years started from August 2015.

The acquisition of BCA is considered as assets acquisition and the intangible assets acquired include the exclusive operation right of leisure travel channel, preferred partnership of hotel and air tickets reservation service, traffic and marketing supports. The Group estimated the fair value of exclusive operation right and preferred partnership using a form of the income approach known as excess earning method. The key assumption includes expected revenue attributable to assets, margin discount rate and the remaining useful life. The Group estimated the fair value of internet traffic support and marketing support using a form of income approach known as operating cost saving method. Key assumption includes the market price of the services to be provided, the volume of the services to be provided, discount rate and the remaining useful life. The Group made estimates and judgments in determining the fair value of the assets with assistance from an independent valuation firm.

The summary of the fair value about acquired intangible assets is as follows:

	Amount	Estimated useful lives
Exclusive operation right of leisure travel channel	405,406	5 years
Preferred partnership of hotel and air ticket reservation service	1,431	5 years
Internet traffic support	139,358	5 years
Marketing support	114,020	5 years
Total consideration	660,215

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	498,298	1,095,918	169,181
Interest income receivable	6,510	26,376	4,072
Prepayment for advertising expenses	53,664	92,339	14,255
Yield enhancement products from Exchange and trust companies	—	407,487	62,905
Others	16,825	77,348	11,940
Total	575,297	1,699,468	262,353

7. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	43,961	89,127	13,758
Leasehold improvements	43,684	71,800	11,084
Buildings	—	2,578	398
Furniture and fixtures	6,343	15,479	2,390
Vehicles	—	156	24
Software	11,920	23,850	3,682
Subtotal	105,908	202,990	31,336
Less: Accumulated depreciation	(36,542)	(63,287)	(9,770)
Property and equipment subject to depreciation	69,366	139,703	21,566
Construction in progress	2,944	5,487	848
Total	72,310	145,190	22,414

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were RMB8,764, RMB10,869 and RMB28,041, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
Travel license	4,313	29,206	4,509
Insurance agency license	—	11,711	1,807
Software	1,945	19,164	2,959
Trade names	—	39,619	6,116
Business Cooperation Agreements	—	660,215	101,920
Customer relationship	—	13,596	2,099
Non-compete agreements	—	2,822	436
Subtotal	6,258	776,333	119,846
Less: Accumulated amortization	(3,183)	(60,785)	(9,384)
Total	3,075	715,548	110,462

During the year 2015, the Group acquired an insurance agency for the total consideration of RMB58,720 to acquire the insurance agency license. The insurance agency was a dormant company and was not qualified as a business as it had no input or process to create output. The Group accounted it as assets acquisition and the difference between the cash consideration and net assets of the insurance agency is recorded as insurance agency license and amortized over the 20 years on a straight line basis.

Amortization expenses for intangible assets were RMB482, RMB984 and RMB57,810 for the years ended December 31, 2013, 2014 and 2015.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2016	142,280	21,964
2017	141,355	21,821
2018	141,259	21,807
2019	140,851	21,744
2020	87,336	13,482
Thereafter	62,467	9,644
Total	715,548	110,462

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Goodwill

The changes in the carrying amount of goodwill for the years ended December 2014 and 2015 were as follows:

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	—	—	—
Increase in goodwill related to acquisitions	—	136,569	21,083
Accumulated impairment loss	—	—	—
Balance at the end of year	—	136,569	21,083

10. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
Prepayment to suppliers - HNA	—	324,680	50,123
Yield enhancement products from Exchange and trust companies	—	300,267	46,353
Other long term assets	15,368	24,534	3,785
Balance at the end of year	15,368	649,481	100,261

HNA Tourism Holdings Group Co., Ltd. (“HNA”) agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules, and the Group undertook to acquire no less than US$100 million (RMB649.4 million) in products and services sourced from HNA over the next two years. The prepayments to suppliers were disclosed as prepayments and other current assets US$50 million (RMB324.7 million) and other non-current assets US$50 million (RMB 324.7 million) according to the service period.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

11. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
Deposits from customers	27,807	31,269	4,827
Deposit from HNA	—	649,360	100,244
Payable for business acquisition	—	26,781	4,134
Accrued liabilities related to customers incentive program	14,764	34,633	5,346
Accrued professional service fees	18,361	12,373	1,910
Accrued advertising expenses	12,455	56,293	8,690
Amount due to the individual investors of yield enhancement products	—	589,151	90,949
Notes payable	—	70,000	10,806
Advanced payment from banks	11,036	21,575	3,331
Others	25,437	123,998	19,143
Total	109,860	1,615,433	249,380

Deposits from customers represent cash paid to the Group as a deposit for overseas tours, and such amount is refundable upon completion of the tours.

HNA Tourism Holdings Group Co., Ltd. (“HNA”) provided RMB649 million (US$100 million) as the guarantee to fulfil of the ordinary shares subscription agreement signed on November 20, 2015. The amount was refunded in January 2016 upon the closing of the transaction.

Advanced payment from banks represent cash received by the Group for promotional and marking campaigns. Banks participating in these campaigns would reimburse the Group for tours sold to their credit card holders at a specified discount.

12. Income Taxes

The Company is registered in the Cayman Islands. The Company generated substantially all of its income (loss) from its PRC operations for the years ended December 31, 2013, 2014 and 2015.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Income Taxes – continued

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

Nanjing Tuniu obtained in 2010 its HNTE certificate with a valid period of three years and successfully renewed such certificate in December 2013 for additional three years. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2013 to 2015 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. Nanjing Tuniu entered into the first tax profitable year for the year ended December 31, 2014.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For Years Ended December 31,
	2013	2014	2015
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(20.1)	(22.4)	(22.5)
Permanent book – tax difference	(4.9)	(12.1)	(0.1)
Difference in EIT rates of certain subsidiaries	0.0	0.0	(3.1)
Effect of tax holiday	—	9.5	0.7
Total	0.0	0.0	0.0

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2013	2014	2015
				US$ (Note 2(d))
Aggregate amount	—	(42,567)	(9,974)	(1,540)
Basic net loss per share effect	—	(0.40)	(0.04)	(0.01)
Diluted net loss per share effect	—	(0.40)	(0.04)	(0.01)

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Income Taxes - continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	16,298	21,765	3,360
Net operating loss carry forwards	133,593	459,109	70,874
Carryforwards of un-deducted advertising expenses	926	31	5
Subtotal	150,817	480,905	74,239
Less: valuation allowance	(150,817)	(480,905)	(74,239)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arisen from business combination	—	(24,415)	(3,769)
Total non-current deferred tax assets, net	—	(24,415)	(3,769)

As of December 31, 2015, the Group had net operating loss carryforwards of RMB1,836,436 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2016 for the amount of RMB39,069 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2017 and 2020. There is no expiration for the advertising expenses carryforwards. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2014 and 2015, valuation allowances of RMB150,817 and RMB480,905 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as the beginning of the year	34,315	46,121	150,817	23,282
Additions	11,806	112,421	332,086	51,265
Written off for expiration of net operating losses	—	—	(1,998)	(308)
Utilization of previously unrecognized tax losses and un-deductible advertising expenses	—	(7,725)	—	—
Balance as the end of the year	46,121	150,817	480,905	74,239

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Ordinary Shares

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

On December 15, 2014, the Company entered into share subscription agreements with Unicorn Riches Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Ctrip Investment Holding Ltd. and the respective personal holding companies of the Group’s chief executive officer and chief operating officer, pursuant to which the Company issued 36,812,868 numbers of Class A ordinary shares for a total proceeds of RMB905,792 (US$148 million), net of issuance cost of RMB14,279. The transaction was closed on December 31, 2014.

On May 8, 2015, the Company entered into share subscription agreements with Fabulous Jade Global Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Esta Investments Pte. Ltd., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., and Sequoia Capital 2010 CV Holdco, Ltd., pursuant to which the Company issued 93,750,000 Class A ordinary shares for the cash consideration of US$400 million (RMB2,445 million) and certain business resource contributed by JD as part of Business Cooperation Agreement with the Company. The total consideration was RMB3,104,457, including fair value of acquired Business Cooperation Agreement of RMB660,215(see Note 5), net of issuance cost of RMB1,078. The transaction was closed on May 22, 2015.

On November 20, 2015, the Company entered into a share subscription agreement with HNA Tourism Holdings Group Co., Ltd. (“HNA”), pursuant to which the Company issued 90,909,091 Class A ordinary shares for a total proceeds of US$500 million. The transaction was closed on January 21, 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Share-based Compensation Expenses

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 11,500,000 ordinary shares. In December 2012, the Board of Directors approved an increase in the number of shares available for issuance under the plan to 18,375,140 ordinary shares. In April 2014 the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase the ordinary shares reserved under the2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis.

The options granted under the 2008 plan have a contractual term of six years, and ones under 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2008 plan, incentive awards are only exercisable upon occurrence of certain defined exercisable events. The Group did not recognize any share-based compensation expense for the awards granted until the completion of the Company’s IPO on May 9, 2014 upon which the performance condition was satisfied. Share-based compensation expense of RMB39,173 and RMB65,143 was recognized for the years ended December 31, 2014 and 2015, respectively.

Share options

The following table summarizes the Company’s option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$’000

Outstanding at January 1, 2015	21,265,846	1.17	4.88	60,165
Granted	14,369,000	4.78
Exercised	(4,732,482)	0.51
Forfeited	(820,553)	3.21
Outstanding at December 31, 2015	30,081,811	2.94	7.01	71,711
Vested and expected to vest at December 31, 2015	28,908,784	2.90	6.95	70,063
Exercisable at December 31, 2015	9,537,339	0.83	3.77	42,853

The total intrinsic value of options exercised for the years ended December 31, 2014 and 2015 were RMB68,094 and RMB150,325 (US$23,206), respectively. No options were exercised for the year ended December 31, 2013.

The weighted-average grant date fair value for options granted during the years ended December 31, 2013, 2014 and 2015 was US$0.90, US$3.57 and US$2.40, respectively, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2013, 2014, and 2015 was RMB8,341, RMB23,849, and RMB50,089 (US$7,732), respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Share-based Compensation Expenses - continued

The grant date fair value of each option is calculated using a binomial option pricing model with the following assumptions:

	2013	2014	2015

Expected volatility	50-52%	50%-51.1%	50.9%-51.7%
Risk-free interest rate	1.08-1.75%	1.99-2.6%	2.09%-2.24%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%	0%
Expected term (in years)	6	6-10	10
Expected forfeiture rate (post-vesting)	0-20%	0-20%	0-20%
Fair value of the common share on the date of option grant	US$0.91-1.98 RMB5.63-12.26	US$3.33-6.98 RMB20.66-43.31	US$4.21-5.26 RMB27.27-34.07

On May 15, 2014, the Company modified the exercise price of 576,000 share options granted on April 1, 2014 from US$5.00 to US$3.00. The incremental compensation expense of RMB1,698 (US$276) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. The incremental compensation expense will be recognized over the remaining service period.

On December 8, 2014, the Company extended the contract life of 2,159,812 share options granted under 2008 plan from six years to ten years. The incremental compensation expense was immaterial and was recognized immediately since the options were fully vested.

As of December 31, 2015, there was RMB301,518 (US$46,546) in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 3.15 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2014 and 2015 were RMB1,011 and RMB1,694 (US$261), respectively.

The fair value of restricted shares with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the option plans:

	Numbers of restricted shares	Weighted average grant date fair value

Outstanding as of January 1, 2015	179,382	3.36
Grant	100,914	4.82
Vested	(52,488)	3.36
Forfeited	—	—
Outstanding as of December 31, 2015	227,808	4.00
Vested and expected to vest at December 31, 2015	227,808	4.00

As of December 31, 2015, there was RMB5,723 (US$883) in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 3.15years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(79,632)	(447,858)	(1,459,379)	(225,289)
Deemed dividends upon redesignation of Series A Preferred Shares	(59,428)	—	—	—
Deemed dividends upon redesignation of Series D Preferred Shares	—	(15,606)	—	—
Numerator for basic and diluted net loss per share	(139,060)	(463,464)	(1,459,379)	(225,289)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	26,000,000	105,746,313	248,362,837	248,362,837
Loss per share-basic and diluted	(5.35)	(4.38)	(5.88)	(0.91)

For the years ended December 31, 2013, 2014 and 2015, the Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	2013	2014	2015

Series A preferred shares	13,506,748	—	—
Series B preferred shares	21,564,115	—	—
Series C preferred shares	25,782,056	—	—
Series D preferred shares	21,771,472	—	—
Option and restricted shares	17,631,953	21,445,228	30,309,619
Total	100,256,344	21,445,228	30,309,619

16. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB2,642 million, or 80% of the Group’s total consolidated net assets as of December 31, 2015.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Commitments and Contingencies

(a) Operating Lease Agreement

The Group leases its offices under non-cancelable operating lease agreements. Certain of these arrangements contain free or escalating rent clauses. The Group recognizes rental expense under such arrangements on a straight-line basis over the lease term. Rental expenses amounting to RMB12,582, RMB15,969 and RMB36,445 during the years ended December 31, 2013, 2014 and 2015, respectively, were charged to the consolidated statements of comprehensive loss when incurred.

As of December 31, 2015, future minimum commitments under non-cancelable agreements were as follows:

Years Ending December 31,	RMB	US$ (Note 2(d))
2016	53,393	8,243
2017	46,051	7,109
2018	33,978	5,245
2019	26,795	4,136
2020	26,307	4,061
Thereafter	28,508	4,401
Total	215,032	33,195

(b) Capital Commitments

As of December 31, 2015, capital commitments relating to leasehold improvement and purchase of equipment were approximately RMB192.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18. Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Ctrip”)	one board director of the Group
JD.com, Inc. (“JD”)	one board director of the Group

a)	Transactions with related parties:

Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with the Company’s initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20,000,000 through a private placement transaction in May 2015.

The Group conducts transactions in the ordinary course of its business with Ctrip on the terms of arm-length transactions. The Group sells the packaged-tours through Ctrip’s online platform and the commission fees for Ctrip’s service were immaterial. In addition, Ctrip sells the hotel rooms and air tickets products through the Group’s online platform and commission fees the Group earned were RMB0.7 million and RMB3.5 million for the years ended December 31, 2014 and 2015, respectively.

On May 8, 2015, the Company issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD, for cash consideration of RMB1,528.2 million (US$250 million) and RMB660.2 million of the business resource contributed by JD, which including the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application, JD's preferred partnership for hotel and air ticket reservation service, the internet traffic support and marketing support for the leisure travel channel for a period of five years started from August 2015.

b)	Balances with related parties:

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
Due from Ctrip	637	59,142	9,130
Due from JD	—	862	133
Total	637	60,004	9,263

Due to Ctrip	—	28,669	4,426
Due to JD	—	93	14
Total	—	28,762	4,440

19. Subsequent Events

On March 4, 2016, the Company modified the exercise price for certain outstanding options that have been granted under the Company’s 2014 Share Incentive Plan in order to provide appropriate incentives to the relevant employees. The exercise price were modified to US$3.09 per ordinary share which represent the closing price of the day prior to the modification with other conditions remaining unchanged. The Company estimated that the total incremental cost is approximately US$3.4 million (RMB22.1 million). The incremental cost related to the vested option is immaterial and the incremental cost related to the unvested options will be amortized over the remaining period ranged from 33 months to 45 months.

FINANCIAL STATEMENTS SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	1,323,280	1,090,097	168,282
Amounts due from subsidiaries	18,000	3,468,022	535,370
Prepayments and other current assets	1,561	4,888	755
Total current assets	1,342,841	4,563,007	704,407

Intangible assets	—	607,669	93,808
Total assets	1,342,841	5,170,676	798,215

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	16,723	664,420	102,568
Total current liabilities	16,723	664,420	102,568
Non-current liabilities
Investments (income)/ deficit in subsidiaries and VIE	(82,605)	1,185,106	182,949
Total non-current liabilities	(82,605)	1,185,106	182,949
Total liabilities	(65,882)	1,849,526	285,517

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2014 and 2015; 188,435,922 shares (including 82,487,876 Class A shares and 105,948,046 Class B shares) and 286,970,892 shares (including 269,597,392 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2014 and 2015, respectively)	121	181	28
Additional paid-in capital	2,298,727	5,482,367	846,332
Accumulated other comprehensive income/(loss)	(21,081)	167,025	25,784
Accumulated deficit	(869,044)	(2,328,423)	(359,446)
Total Tuniu Corporation shareholders’ equity	1,408,723	3,321,150	512,698
Total liabilities and equity	1,342,841	5,170,676	798,215

FINANCIAL STATEMENTS SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2013	2014	2015
				US$ (Note 2(d))
Operating expenses
Research and product development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(4,027)	(5,617)	(19,016)	(2,936)
Share of loss of subsidiaries and affiliated entities	(77,414)	(446,159)	(1,341,212)	(207,047)
Other operating income	—	415	—	—
Total operating expenses	(81,441)	(451,361)	(1,360,228)	(209,983)
Loss from operations	(81,441)	(451,361)	(1,360,228)	(209,983)
Other income/(expenses)
Interest income	1,738	6,619	19,183	2,961
Foreign exchange gains/(losses),net	71	(3,116)	(119,161)	(18,395)
Other income, net	—	—	827	128
Loss before income tax expense	(79,632)	(447,858)	(1,459,379)	(225,289)

Net loss	(79,632)	(447,858)	(1,459,379)	(225,289)
Deemed dividends to preferred shareholders	(59,428)	(15,606)	—	—
Net loss attributable to ordinary shareholders	(139,060)	(463,464)	(1,459,379)	(225,289)

Net loss	(79,632)	(447,858)	(1,459,379)	(225,289)
Other comprehensive income/( loss)
Foreign currency translation adjustment, net of nil tax	(5,331)	(1,358)	188,106	29,038
Comprehensive loss	(84,963)	(449,216)	(1,271,273)	(196,251)

FINANCIAL STATEMENTS SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Cash (used in) provided by operating activities	(3,058)	2,636	645,364	99,627
Cash used in investing activities	(93,595)	(518,690)	(3,434,719)	(530,229)
Cash provided by financing activities	306,360	1,540,397	2,442,860	377,113

Effect of exchange rate changes on cash and cash equivalents	(5,250)	(3,040)	113,312	17,492
Net increase /(decrease) in cash and cash equivalents	204,457	1,021,303	(233,183)	(35,997)
Cash and cash equivalents at the beginning of year	97,520	301,977	1,323,280	204,279
Cash and cash equivalents at the end of year	301,977	1,323,280	1,090,097	168,282
Supplemental disclosure of non-cash investing and financing activities
Deemed dividends to preferred shareholders	59,428	15,606	—	—
Accrued issuance cost related to private placement	—	14,076	—	—
Accrual related to deferred initial public offering costs	2,127	—	—	—
Receivables related to exercise of stock option	—	(1,020)	(3,379)	(522)

FINANCIAL STATEMENTS SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Note to Financial Statements Schedule I

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

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. Such investments in subsidiaries are presented on the balance sheets as investment (income)/ deficit in subsidiaries and VIE and the loss of the subsidiaries is presented as share of loss of subsidiaries and VIE.

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

As of December 31, 2015, the Company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.