Form 20-F
period 2016-12-31
Tuniu Corp
filed 2017-04-17
CIK 1597095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.........................

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

362,097,257 Class A ordinary shares (excluding 1,760,787 Class A ordinary shares, represented by American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2016.

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
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The following table presents selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss for the three years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss for the year ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Organized tours	1,075,094	1,892,826	3,432,825	7,358,879	9,926,628	1,429,732
Self-guided tours	32,359	48,901	93,126	194,162	253,349	36,490
Others	12,875	20,744	28,756	127,745	385,603	55,538

Total revenues	1,120,328	1,962,471	3,554,707	7,680,786	10,565,580	1,521,760
Less: Business and related taxes	(7,447)	(12,784)	(19,768)	(35,526)	(17,307)	(2,493)

Net revenues	1,112,881	1,949,687	3,534,939	7,645,260	10,548,273	1,519,267
Cost of revenues	(1,073,732)	(1,829,665)	(3,308,801)	(7,274,675)	(9,921,304)	(1,428,965)

Gross profit	39,149	120,022	226,138	370,585	626,969	90,302

Operating expenses:
Research and product development	(33,370)	(38,994)	(104,881)	(298,199)	(601,402)	(86,620)
Sales and marketing	(57,994)	(110,071)	(434,191)	(1,154,155)	(1,908,424)	(274,870)
General and administrative	(62,006)	(69,679)	(166,988)	(385,442)	(658,790)	(94,885)
Other operating income	775	1,689	6,902	12,175	22,323	3,215

Loss from operations	(113,446)	(97,033)	(473,020)	(1,455,036)	(2,519,324)	(362,858)
Other income/(expenses):
Interest income	7,432	16,163	31,284	76,516	87,305	12,575
Foreign exchange gains/(losses), net	(741)	1,286	(5,334)	(83,118)	(9,734)	(1,402)
Other loss, net	(357)	(48)	(788)	(1,336)	(2,553)	(368)

Loss before income tax expense	(107,112)	(79,632)	(447,858)	(1,462,974)	(2,444,306)	(352,053)
Income tax (expense) benefit	(78)	—	—	589	1,711	246

Net loss	(107,190)	(79,632)	(447,858)	(1,462,385)	(2,442,595)	(351,807)

Less: Net loss attributable to noncontrolling interests	—	—	—	(3,006)	(15,470)	(2,228)
Less: Net loss attributable to redeemable noncontrolling interests	—	—	—	—	(34)	(5)
Net loss attributable to Tuniu Corporation	(107,190)	(79,632)	(447,858)	(1,459,379)	(2,427,091)	(349,574)
Accretion on redeemable noncontrolling interest	—	—	—	—	(106)	(15)
Deemed dividends to preferred shareholders	—	(59,428)	(15,606)	—	—	—
Net loss attributable to ordinary shareholders	(107,190)	(139,060)	(463,464)	(1,459,379)	(2,427,197)	(349,589)

Net loss per ordinary share attributable to ordinary shareholders
Basic	(4.12)	(5.35)	(4.38)	(5.88)	(6.50)	(0.94)
Diluted	(4.12)	(5.35)	(4.38)	(5.88)	(6.50)	(0.94)
Net loss per ADS attributable to ordinary shareholders
Basic	(12.37)	(16.05)	(13.15)	(17.63)	(19.50)	(2.82)
Diluted	(12.37)	(16.05)	(13.15)	(17.63)	(19.50)	(2.82)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	26,000,000	105,746,313	248,362,837	373,347,855	373,347,855

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	299,238	419,403	1,457,722	2,101,217	1,085,236	156,306
Restricted cash	6,875	9,250	44,030	338,997	124,561	17,941
Short-term investments	30,000	327,000	468,570	1,226,415	3,603,497	519,012
Prepayments and other current assets	127,050	286,560	575,297	1,285,607	1,632,329	235,104
Total assets	502,838	1,075,373	2,645,017	7,186,141	9,156,317	1,318,783
Accounts payable	127,240	288,965	382,705	767,307	879,383	126,657
Advances from customers	244,214	396,738	638,828	1,223,313	1,951,764	281,112
Total liabilities	433,262	784,017	1,236,294	3,848,418	4,583,877	660,215
Total mezzanine equity	350,744	716,441	—	—	90,072	12,973
Total shareholders’ equity/(deficit)	(281,168)	(425,086)	1,408,723	3,337,723	4,482,368	645,595

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash provided by/(used in) operating activities	14,663	116,736	(271,102)	(514,735)	(2,239,444)	(322,550)
Net cash used in investing activities	(46,786)	(304,218)	(227,923)	(1,915,168)	(2,514,247)	(362,127)
Net cash provided by financing activities	—	306,360	1,540,397	3,005,838	3,627,058	522,405

The following table presents summary operating data for the years indicated:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Number of trips
Organized tours (excluding local tours)	236	367	712	1,633	2,773
Local tours	503	687	1,074	1,702	2,207
Self-guided tours	110	221	396	1,114	1,759

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 7, 2017, the noon buying rate was RMB6.8978 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6563	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 7, 2017)	6.8978	6.8903	6.8978	6.8832

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Declines or disruptions in the leisure travel industry in China may materially and adversely affect our business and results of operations.

We are dependent on the leisure travel industry for substantially all of our revenues. The leisure travel industry is dependent on personal discretionary spending levels, which may be materially and adversely affected by economic downturns and recessions. Although the leisure travel industry in China has experienced rapid growth over the past decade, any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operations. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.7% in 2016. It is uncertain whether this economic slowdown will continue into 2017 and beyond. Any severe or prolonged slowdown in the Chinese economy, slowdown in the growth rate of disposable income per capita in China or the recurrence of any financial disruptions may materially and adversely affect the leisure travel industry in China and our business, financial condition and results of operations.

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. For example, the travel industry was negatively impacted by snowstorms that severely affected southern China in early 2008, the outbreak of H1N1 influenza (swine flu) that occurred in Mexico and the United States in April 2009, the earthquake, tsunami and nuclear crisis in Japan in early 2011, heavy haze that shrouded central and northern China and some Southeast Asian countries in 2013, the outbreak of Ebola hemorrhagic fever in West Africa beginning in March 2014, the disappearance of a Malaysia Airlines flight in March 2014 as well as the crashes of Malaysia Airlines and AirAsia flights in July and December 2014, respectively, which all had a negative impact on air travel among our target customers. In addition, overseas leisure travel products and services accounted for over 63.8% of our packaged tour gross bookings in 2016. Even though China has recently reached agreements with certain countries such as the United States and Canada to relax existing travel visa restrictions for Chinese nationals, our overseas leisure travel business may be negatively affected by any adverse change in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrests, wars, imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the Nice terrorist attack in France, the coup in Turkey, and the deployment of THAAD by South Korea in 2016 negatively impacted short-term travel demand for the affected regions. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or to retain existing customers, and our business, financial condition and results of operations could suffer.

Our success depends on our ability to attract new customers and retain existing customers, which in turn requires our continual provision of a wide array of competitive travel products and services. In light of the rapidly rising levels of disposable income in China, demand for vacation, recreation and other forms of leisure travel has increased rapidly in recent years. Participants in the online travel industry are continually developing new travel products and services in response to increasing customer demand. We strive to stay abreast of emerging and rapidly changing customer preferences and to continue to anticipate trends that will appeal to existing and potential customers. We will also continue to invest in research and development in order to constantly improve the speed, accuracy and comprehensiveness of our online platform. If we fail to keep on improving our travel products and services and platform at a competitive pace, we may lose customers to our competitors and may not attract new customers. In addition to packaged tours, we provide other travel-related services, such as sales of tourist attraction tickets, visa application services, financial services, hotel booking services and air ticketing services. We intend to further broaden our product selection by extending our coverage of departing cities and travel destinations as well as offering more departure time selections. If we fail to continue to source quality travel products and services tailored to accommodate our customers’ changing needs and preferences, we may not be able to sell additional products and services to our current customers, retain our current customers or attract new customers, and our business, financial condition and results of operations will be materially and adversely affected.

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

We have incurred losses in the past and will likely continue to incur losses in the future.

We have incurred net losses historically and will likely continue to incur losses in the future as we grow our business. We had a net loss of RMB447.9 million, RMB1,462.4 million and RMB2,442.6 million (US$351.8 million) in 2014, 2015 and 2016, respectively. Our historical net losses were partially attributable to our spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. We expect that we will continue to incur significant expenses to further grow our business, which will affect our profitability and cash flow from operations in the future.

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

Many of our competitors have launched, and may continue to launch, aggressive advertising campaigns, special promotions and other marketing activities to promote their brands, attract new customers or increase their market shares. In response, we started to take and may continue to take similar measures and as a result will incur significant expenses, which in turn could negatively affect our operating margin in the quarters or years when such promotional activities are carried out. We cannot assure you that we will be able to successfully compete against existing or new competitors. If we are not able to compete successfully, we may lose our market share and our business, financial condition and results of operations may be materially and adversely affected.

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

In addition, some of our competitors have well-established brands in the travel industry, and may have more financial and other resources to advertise and promote their brands. Therefore, we expect to continue incurring advertising and marketing expenditures and use other resources to maintain and increase our brand recognition. Our marketing costs may also increase as a result of inflation in media pricing in China, including costs for purchasing search engine keywords and placing online and offline advertisements. If we fail to cost-effectively maintain and increase our brand recognition, our financial condition and results of operations may be materially and adversely affected.

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

In 2016, the number of orders placed through our mobile platform accounted for approximately 80% of total orders placed through our online platform and average daily unique visitors on our mobile platform accounted for approximately 70% of the average daily unique visitors on our online platform. As a result, our mobile platform serves as an important and integral part of our customers’ research on travel-related information. The lower functionality, speed and memory generally associated with mobile devices may make it more difficult for our customers to fully access our mobile platform, and we may fail to attract and retain a significant portion of the growing number of customers who search for and book travel products and services through mobile devices. We may also experience difficulties monetizing customer traffic to our mobile platform.

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

We started to participate in the finance sector in China in 2015. We offer a range of financial services, including consumer financing, supply chain financing and microcredit, yield enhancement products and insurance products to our customers. Expansion in this new business area involves new risks and challenges. For certain financial products, we have committed or will commit our own capital. Our lack of familiarity with the finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer.

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

On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the Tourism Law, which became effective as of October 1, 2013 and was amended in 2016. The Tourism Law imposes more stringent restrictions on tour operators. Pursuant to the Tourism Law, tour operators are prohibited from arranging compulsory shopping or other activities which charge additional fees on top of the contract prices that the tourist has already paid, unless it is agreed upon by both parties through consultation or requested by the tourist and does not affect the itinerary of other tourists. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Travel Companies.” If our travel suppliers fail to comply with these restrictions, our reputation and brand may be negatively affected. In addition, as a result of the Tourism Law, the commissions or rebates that tour operators receive from shopping establishments have declined and organized tour prices have risen, which have reduced the demand for organized tours in the short term and may continue to reduce the demand for organized tours in the future. If customers cannot adapt to the increased organized tour prices, our business and results of operations will be materially and adversely affected.

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

If we fail to adopt new technologies or adapt our online platform and management systems to changing user requirements, increasing traffic or emerging industry standards, our business may be materially and adversely affected.

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

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2016. However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

We have granted share options and restricted shares, and may grant share options and other share-based awards in the future, which may materially increase our net loss.

We adopted an incentive compensation plan in 2008, or the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted a separate incentive compensation plan in 2014, or the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.” As of March 31, 2017, there were options to acquire 9,336,745 ordinary shares outstanding under the 2008 Plan, and options to acquire 21,892,922 ordinary shares and 383,598 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

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

If our ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated affiliated entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our earlier initial public offering and the related concurrent private placement as well as our subsequent private placement in December 2014, May 2015 and November 2015 to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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

We do not have priority pledges or liens against Nanjing Tuniu’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Nanjing Tuniu undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Nanjing Tuniu’s assets. If Nanjing Tuniu undergoes a voluntary liquidation, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Nanjing Tuniu to Beijing Tuniu under the cooperation agreement between them. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Nanjing Tuniu through carefully designed budgetary and internal controls to ensure that Nanjing Tuniu is well capitalized and is highly unlikely to trigger any third party monetary claims in excess of its assets and cash resources. Furthermore, Beijing Tuniu has the ability, if necessary, to provide financial support to Nanjing Tuniu to avoid such an involuntary liquidation.

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

In connection with the EIT Law, the PRC Ministry of Finance and the SAT jointly issued SAT Circular 59 in April 2009, and the SAT issued SAT Circular 698 in December 2009. Both SAT Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

According to SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate of less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report this Indirect Transfer to the relevant tax authority of the PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income resulting from the transaction. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our earlier initial public offering and concurrent private placement as well as our subsequent private placements, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds to fund our existing PRC subsidiaries only through loans or capital contributions or to establish new PRC subsidiaries, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries or establishment of new PRC subsidiaries should be filed with the MOC or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or filing on a timely basis, or at all. If we fail to complete the necessary registration or filing, our ability to make loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises are allowed to use its Renminbi capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., or Tuniu NJ Information Technology, include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu NJ Information Technology may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. If we convert the net proceeds we receive from our earlier initial public offering and the concurrent private placement as well as our subsequent private placement into Renminbi pursuant to these Circulars, our use of Renminbi funds for general corporate purposes will be within the business scopes of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Furthermore, SAFE promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Circular 45 was abolished on March 19, 2015. These SAFE Circulars may significantly limit our ability to use Renminbi converted from the net proceeds of our earlier financing activities to fund establishment of new PRC subsidiaries by Beijing Tuniu or Tuniu NJ Information Technology to invest in or acquire any other PRC companies, or to establish new PRC consolidated affiliated entities.

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

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tuniu (HK) Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries, if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated SAT Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and that “substance over form” principles will be used to determine beneficial ownership for purposes of receiving tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our PRC subsidiaries, Beijing Tuniu and Tuniu NJ Information Technology, are currently wholly owned by our Hong Kong subsidiary, Tuniu (HK) Limited, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty. If Tuniu (HK) Limited is not recognized as the beneficial owner of the dividends paid to it by Beijing Tuniu or Tuniu NJ Information Technology, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes or surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementation Rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the relevant tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Nanjing Tuniu obtained its HNTE certificate in 2010 with a valid period of three years and successfully renewed such certificate in December 2013 for additional three years and December 2016 for another three years. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2014 to 2016 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. If Nanjing Tuniu fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi has been weakening against U.S. dollar since the beginning of 2016. It is difficult to predict when a reversion will occur and how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert the U.S. dollars we received from our initial public offering into Renminbi to pay our operating expenses, any appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the amount of the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose tentative administrative measures such as suspension of practice, or it could restart the administrative proceedings.

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

Risks Related to Our ADSs

The trading prices of our ADSs have fluctuated and may continue to be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. From the time our ADSs became listed on NASDAQ on May 9, 2014 through April 13, 2017, the trading price of our ADSs has ranged from US$7.62 to US$24.99 per ADS, and the last reported trading price on April 13, 2017 was US$8.01 per ADS. The prices of our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading prices of our ADSs may also be affected by changes in the U.S. stock markets in general.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 4.58% of our outstanding ordinary shares as of March 31, 2017, representing 32.41% of our total voting power. Currently, our directors and officers beneficially own an aggregate of 78.55% of our outstanding shares representing 84.66% of our total voting power.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2017, we had 379,637,335 ordinary shares outstanding, comprising of (i) 362,263,835 Class A ordinary shares (excluding the 1,594,209 Class A ordinary shares, represented by ADSs, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,373,500 Class B ordinary shares. Among these shares, 94,138,998 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a “passive foreign investment company,” or PFIC, for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Nanjing Tuniu and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC for the current year or any future taxable year. Assuming that we are the owner of Nanjing Tuniu and its subsidiaries for United States federal income tax purposes, and based upon our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2016.

While we do not believe we were a PFIC for the taxable year ended December 31, 2016, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2016 Revision) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2016 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Differences in Corporate Law.”

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

During the year ended December 31, 2015, we acquired 100%, 100%, 75% and 80% of equity interests of four offline travel agencies, respectively. We gained access to the expanding Taiwan tourism market and improved the capability in the direct procurement of products with these acquisitions. The total purchase price was RMB115.5 million, which included cash consideration of RMB100.2 million and RMB15.3 million, the fair value of contingent cash consideration to be made based on the achievement of certain revenue and profit target over the next three to four years.

During the year ended December 31, 2016, we acquired 100% of equity interests of one offline travel agency, to further expand our oversea tourism market and promote our destination service. The total purchase price was RMB28.1 million (US$4.0 million), which included cash consideration of RMB16.5 million (US$2.4 million) and RMB11.6 million (US$1.6 million), the fair value of contingent cash consideration to be made based on the achievement of certain revenue and profit target over the next four years.

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

Our recognized brand in leisure travel and growing customer base enable us to source a broad range of products from high-quality travel suppliers at competitive prices. We rigorously select our travel suppliers to ensure quality and reliability. We have developed our proprietary supply chain management system—N-Booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time, through the web or mobile devices to more efficiently manage travel products and better understand customer preferences. In 2016, we upgraded our supplier management system and data analytics system in order to better facilitate the cooperation between our suppliers and us. In addition, to further broaden the range of our products and better serve our customers, we enter into strategic agreements with various industry partners from time to time. For example, in December 2014, we entered into a strategic cooperation agreement with Ctrip.com International, Ltd., a leading travel service provider in China, in order to expand our collaboration on shared travel resources. In November 2015, we formed a strategic partnership with HNA Tourism, under which HNA Tourism undertook to provide us with its premium airline and hotel resources at a preferential rate, under fair competition market rules. In 2016, we introduced an installment payment option to our customers for both air tickets and hotels in order to allow the younger generation and the more price sensitive customers to travel more conveniently, which reflects our continuous implementation of our core principle in optimizing customer experience.

Our Products and Services

We offer a wide array of packaged tours and other travel-related services to meet the diverse travel needs and preferences of leisure travelers in China. Our packaged tours consist of organized tours and self-guided tours. Our core strength is in overseas leisure travel products and services, which contributed over 63.8% of our packaged tour gross bookings in 2016.

Organized Tours

Our organized tours offer the benefits of pre-arranged itineraries, transportation, accommodations, entertainment, meals and tour guide services. By booking an organized tour with us, our customers can achieve cost savings compared to booking each component separately and enjoy a pleasant and hassle-free travel experience.

Our organized tours cover over 150 countries and regions worldwide, including nearly all of the popular tourist destinations among Chinese travelers, such as Europe, Thailand, Japan, Middle East, Africa and the United States, as well as all of the popular tourist attractions in China. Organized tours are particularly popular for overseas destinations with language or cultural barriers.

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

In addition, to address the needs of group travelers who cannot be satisfied with off-the-shelf standard packaged travel products, such as companies planning travel retreats and families planning group tours, we provide customized tours to cater to such specific travel needs. Our group travel tour advisors work closely with our travel suppliers and our customers to design travel products and itineraries that meet such customers’ unique needs.

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

Our Online Platform and Offline Service Network

We reach and serve customers through multiple online and offline channels, including our tuniu.com website, mobile platform, a primary call center in Nanjing, a regional call center in Guangzhou and our other regional service centers across China.

Our online platform provides our customers with the tools and information to conveniently plan, book and purchase travel products and services. In addition, our online platform presents comprehensive product information and travel requirements through user-friendly interfaces for leisure travelers to easily search for, compare and place orders for product offerings that best suit their needs. We have well-trained tour advisors and customer service representatives located at our centralized call center to supplement our online transaction infrastructure by providing our customers with professional advice and guidance throughout their travel planning and bookings process as well as timely support before and during their travels. The inclusion of a customer-focused, service network is particularly important to customers of our travel products with high selling prices as these customers usually demand more assistance and attention in their travel planning.

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

We encourage our customers to share photos, stories and other travel-related information on our website. We have built a large and fast-growing collection of customer reviews and travel stories which we believe are attractive and useful to our current and prospective customers. As of December 31, 2016, we had more than 3.4 million customer reviews and over 44,000 travel stories and destination guides on our website. The Travelogue forum on our website, which is organized based on destinations, provides our customers with an easy and intuitive way to access various topics of interest. Registered members can share their travel experiences and interact with other members by posting questions and receiving answers from fellow forum members. We have a comprehensive collection of descriptions and photos of different destinations. Our website also provides other useful travel-related information, such as weather forecasts, exchange rates, train schedules and subway maps to further enhance user experience.

A transaction on our website generally involves the following steps:

Browse. A customer typically enters one of our over 290 city webpages by selecting his location or departing city. The customer can easily browse our product selection by travel destination. In order to allow customers to locate the products they are interested in, our website also arranges our travel product offerings into different categories, such as organized tours, self-guided tours, corporate tours, cruises, tickets for tourist attractions, self-drive tours and visa applications. The customer can also choose to browse through our best-sellers for each of local tours, domestic tours, overseas tours, self-guided tours and tickets for tourist attractions.

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

Review. After completing his or her trips, a customer is provided with incentives such as coupons to return to our website to write reviews and travel stories and share his or her experience on our Travelogue forum. This increases transparency regarding our travel product quality and increases customer stickiness. We regard customer reviews and travel stories, which provide valuable information to potential customers, as important criteria in assessing the quality and performance of our travel suppliers and travel products.

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

Offline nationwide service network. Our primary call center is located in our headquarter in Nanjing, and we have a regional call center in Guangzhou dedicated to serving Cantonese-speaking clients, designed to better serve the heightened demand in the region for leisure travel. Our call centers provide 24-hour-a-day, seven-day-a-week customer services before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them according to destinations to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure our customers receive quality services. In October 2013 and 2015, we obtained the Best Call Center Award in the CCM Awards that was jointly organized by CCM World Group and CC-CMM Organization, and we were rewarded the Golden Tone Award from 51CallCenter for three consecutive years in October of 2014, 2015 and 2016, a call center and business process outsourcing industry group, for offering outstanding call center and customer service experiences.

Tour Advisors. Tour advisors are well-trained through in-house training workshops as well as training sessions provided by our travel suppliers to closely assist our customers throughout their travel planning and booking process from pre-sale consultation to final order confirmation. Our tour advisors are equipped with product expertise to guide customers through the details of available packaged tours on our online platform and provide insightful advice on customers’ desired travel destinations. Our tour advisors provide professional guidance on product selection, price, travel requirements and payment to ensure an efficient and informed shopping experience.

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

Supply Chain Management

As of December 31, 2016, we had over 16,000 travel suppliers, which primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable our travel suppliers to extend their reach to potentially millions of Internet users in China and fulfill their needs for inventory management, attracts new quality travel suppliers and builds stronger ties with our existing travel suppliers. We have a product procurement team who is dedicated to developing and enhancing our relationships with existing and prospective travel suppliers.

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

Supplier Quality Control

We have developed product and service provision protocols for travel suppliers to follow. Given that we have regional service centers throughout China, which help us to closely track the performance of travel suppliers in each locale through our service centers. We have a dedicated team in charge of monitoring travel suppliers based on customer feedback; which also provides recommendations for travel suppliers to improve their service quality and the products they supply. We impose penalties on our travel suppliers or cease selling their travel products if their products fail to meet our quality standards or if we receive valid complaints from our customers. We also prepare regular assessment reports on our travel suppliers based on the popularity, quality and price competitiveness of their travel products. To monitor and further improve the quality of our travel suppliers and the products and services we offer, we proactively collect feedback from our customers after their travels.

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

Technology

We have built our technology infrastructure with high levels of performance, reliability, scalability and security to ensure superior customer and supplier experiences. We rely on internally developed proprietary technologies and licensed technologies to manage and improve our website, mobile platform and management systems. We have a team of engineers dedicated to research and development in the areas of website operations, mobile platform, search engine, data analytics and supply chain management system.

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

As part of our cross-marketing effort, we have agreements with financial institutions to recommend our products and services to their debit or credit card holders, and we allow these cardholders to settle their payments for travel products purchased from us using these cards with discounts. For instance, we cooperated with Bank of Jiangsu, China Construction Bank and China Citic Bank and launched co-branded credit cards, through which cardholders may book with us and are entitled to discounts, bonus points and certain other privileges.

Furthermore, our customer reward program allows our customers to accumulate membership points and coupons as they purchase travel products and services. Our membership points have a fixed validity term and, before expiry, customers may redeem these points for future purchases. Our customer reward program is designed to encourage repeat purchases. Currently, our membership has seven levels. For customers who meet certain spending thresholds, we upgrade their membership status to the next level, entitling them to further discounts and more points for their spending. For customers who have achieved membership status of level three and above, we provide them with designated customer service representatives to handle their travel needs.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2016, we had 41 registered computer software copyrights, 4 registered patent and 17 registered artwork copyrights in China, and were in the process of applying for 29 patents in China. In addition, as of December 31, 2016, we had 81 registered domain names that were material to our business, including tuniu.com, and 282 registered trademarks, including 途牛 (the Chinese characters of Tuniu),  and , in China.

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

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, the MIIT, the MOC, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, Internet-related services and e-commerce. However, since China’s telecommunications industry and Internet-related industry are at an early stage of development, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, Internet-related services and e-commerce. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Pursuant to the Administrative Measures for Telecommunications Business Operating Permit promulgated by the MIIT in March 2009, there are two types of telecommunication operating license for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will specify the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with such specifications.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, as amended in January 2011, commercial Internet information services operators must obtain an ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. Nanjing Tuniu, our consolidated affiliated entity, obtained ICP licenses issued by the Jiangsu Administration of Telecommunication which will expire in March 2019.

The Internet Electronic Bulletin Service Administrative Measures promulgated by the MIIT in November 2000 require Internet information services operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. In September 2014, the Internet Electronic Bulletin Service Administrative Measures was repealed by Repealing and Revising Certain Rules of MIIT. However, in practice, the relevant authorities still require obtaining such approval for the operation of BBS services. We have applied to the Jiangsu Administration of Telecommunication for and have obtained an approval for the operation of BBS services on our website.

Foreign Investment in Value-Added Telecommunications Services

The Catalog for the Guidance of Foreign Investment Industries, or the Catalog, as promulgated and amended from time to time by the MOC and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalog, which was promulgated in 2015, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council in December 2001 and amended in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOC or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

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

The Ministry of Public Security has promulgated the Administrative Measures for the Security Protection of International Connections to Computer Information Network in December 1997, as amended in January 2011, that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. Under PRC law, state secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

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

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, which has been amended in January 2011, and in June 2004, the PRC State Council promulgated the Decision of the PRC State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously, or an offender wanted by the public security authority.

In April 1987, the PRC State Council promulgated the Public Area Hygiene Administration Regulation, which has been amended in February 2016, requiring hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which has been amended in February 2016, requiring, starting from May 1, 2011, hotel operators to establish hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety, which has been amended in February 2016, requiring any hotel that provides food to obtain a food service license.

The Fire Prevention Law, as amended by the SCNPC in October 2008, and the Provisions on Supervision and Inspection on Fire Prevention and Control, as amended by the Ministry of Public Security in July 2012, require that public gathering places such as hotels submit a fire prevention design plan in order to apply for completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business.

In January 2006, the PRC State Council promulgated the Regulations for Administration of Entertainment Places which has been amended in February 2016. In March 2006, the Ministry of Culture issued the Circular on Carrying Out the Regulations for Administration of Entertainment Places. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

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

Regulations on Travel Companies

The travel industry is subject to the supervision of the China National Tourism Administration, or CNTA, and local tourism administrations. The principal regulations governing travel companies in China include: (i) the Regulation on Travel Companies, or the Travel Company Regulations, issued by the PRC State Council in February 2009, and amended in February 2016 and July 2016, which replaced the Administration of Travel Companies Regulations (1996), (ii) the Implementation Rules for the Regulation on Travel Companies (the “Travel Company Implementation Rules”), promulgated by the CNTA in April 2009 and amended in December 2016, and (iii) the Tourism Law issued by the Standing Committee of the National People’s Congress on April 25, 2013, and amended in November 2016. Under these regulations, a travel company must obtain a license from the CNTA to conduct cross-border travel business and a license from the provincial-level tourism administration to conduct domestic travel company business.

The Travel Company Regulations permit foreign investors to establish wholly foreign-owned travel companies, as well as joint ventures and cooperative travel companies. Foreign-owned travel companies are allowed to open branches nationwide, but are restricted from engaging in overseas travel business in China, unless otherwise determined by the PRC State Council, or provided under a bilateral free trade agreement between the country and China, or the closer economic partnership agreements between China, Hong Kong and Macau. On July 1, 2016, the State Council issued the Decision of the State Council on Temporally Adjusting Relevant Provisions of Administrative Regulations, Documents of the State Council and Departmental Rules approved by the State Council in the Pilot Free Trade Zones, or Decision 41, pursuant to which qualified foreign-invested travel companies, registered in the Pilot Free Trade Zones of Shanghai, Guangdong, Tianjin and Fujian, may engage in overseas travel business, excepted in Taiwan area. The Travel Company Implementation Rules define certain terms used in the Travel Company Regulations, for example, the definition of “domestic tourism business,” “inbound travel business” and “overseas travel business”, and set out detailed application requirements to establish a travel company. The Travel Company Implementation Rules also clarify certain aspects of legal liability for travel companies as prescribed in the Travel Company Regulations.

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

Regulations on Online Transaction Platform Operators

In May 2014, the SAIC issued the Guidelines for the Performance of Social Responsibilities by Online Transaction Platform Operators, or the Online Transaction Platform Operators Guidelines. The Online Transaction Platform Operators Guidelines stipulate the qualification requirements for operators of online transaction platform, and certain other obligations, such as examination and registration of any business operator using online transaction platform, online transaction operator’s contracts with suppliers and customers, data protection for consumers, among others. Pursuant to Online Transaction Platform Operators Guidelines, online transaction platform operators must (i) establish a consumer protection and consumer dispute settlement system, and (ii) ensure that their complaint and customer support channels are smooth.

In addition, online transaction platform operators must also preserve all relevant online transaction data for at least two years from the date of the transaction. Operators of online transaction platform must obey the Consumer Protection Law, the Product Quality Law, the Anti-unfair Competition Law and other relevant laws and regulations. Furthermore, as required by Jiangsu Administration of Telecommunication, Nanjing Tuniu, our consolidated affiliated entity, has obtained a license of online data processing and transaction which will expire in March 2019. Subject to any clarifications or interpretations that may be issued in future as to the Online Transaction Platform Operators Guidelines, we might need to adjust our operational or contracting practices.

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

The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. As to legal liabilities of the online marketplace platform provider, the Consumer Protection Law set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. If the online trading platform provider gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform provider has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform provider is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement. The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the National People’s Congress on December 26, 2009, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly and severally liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly and severally liable with the relevant online user for the extended damages.

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

Regulations on Advertising Business

The SAIC is the primary governmental authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress as amended on April 24, 2015 and effective since September 1, 2015;

•	Administrative Regulations for Advertising, promulgated by the PRC State Council on October 26, 1987 and effective since December 1, 1987.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for the registration for advertisement publication, provided that such enterprise is not a radio station, television station, newspaper and periodical publishers.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the MOC on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have prior direct advertising operations as its main business outside China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through Nanjing Tuniu, which holds a business license that covers advertising in its business scope. The Rules for Administration of Foreign Invested Advertising Enterprises has been abolished on June 29, 2015.

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

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2016, we had 282 registered trademarks in different applicable trademark categories and were in the process of applying to register 163 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses, or royalties are difficult to determine, the court may render a judgment awarding damages of up to RMB3,000,000 (US$432,090).

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in November 2004. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. In September 2002, the CNNIC issued the Implementation Rules for Domain Name Registration setting forth rules for registration of domain names, as amended in June 2009 and May 2012. CNNIC adopts the “first to file” principle with respect to the registration of domain names. As of December 31, 2016, we had 81 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the National People’s Congress in 1990, as amended in 2001 and 2010, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002, 2011 and 2013. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered 17 artwork copyrights in China.

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

Software Copyrights

Computer Software Protection Regulations promulgated by the PRC State Council in December 2001, amended in 2011 and 2013, provide that the rights and interests of computer software copyright owners are protected. A Chinese citizen, legal person, or other organization shall be entitled to the copyright in software developed thereby regardless of whether the software has been published or not. A foreigner’s or stateless person’s software shall enjoy copyright if it is first distributed in China.

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2016, we had 41 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the National People’s Congress in 1984, as amended in 1992, 2000 and 2008, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. As of December 31, 2016, we had 4 registered patent, and were in the process of applying to register 29 patents in China.

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

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion, by a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’ s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of the SAFE Circular 142 will result in penalties, such as fines. SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014, or Circular 36. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope including “investment” to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In June 2016, SAFE promulgated Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which further stipulates that foreign-invested enterprises shall not use Renminbi fund converted from foreign exchange capital for disbursing loans to non-affiliated enterprises, except for expressly permitted by its business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Circular 45 was abolished on March 19, 2015. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of our initial public offering and the concurrent private placement and our subsequent private placement in December 2014, May 2015 and November 2015 to fund establishment of new PRC subsidiaries, to invest in or acquire any other PRC companies, or establish new consolidated affiliated entities in the PRC.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the PRC Company Law, as amended in December 2013, the Wholly Foreign-Owned Enterprise Law, as amended in October 2000 and 2016, and the Implementation Rules of the Wholly Foreign-Owned Enterprise Law, as amended in February 2014. Pursuant to these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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

Agreements that Provide us with Effective Control over Nanjing Tuniu

Purchase Option Agreement. Pursuant to the purchase option agreement entered into on September 17, 2008, restated and amended on January 24, 2014 and further restated and amended on March 19, 2014, each of the shareholders of Nanjing Tuniu irrevocably and exclusively grants Beijing Tuniu an option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in Nanjing Tuniu. The aggregate purchase price is RMB2.4 million (US$0.3 million). The shareholders of Nanjing Tuniu agree, without the prior written consent of Beijing Tuniu, not to transfer or otherwise dispose of their equity interests in Nanjing Tuniu, pledge their equity interests or create any encumbrance on their equity interests. The agreement remains effective until all equity interests held in Nanjing Tuniu by the shareholders of Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons. The purchase price has been prepaid by Beijing Tuniu to the shareholders of Nanjing Tuniu.

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

In 2014, 2015 and 2016, we received service fees of RMB20.5 million, RMB42.4 million and RMB109.6 million (US$15.8 million), respectively, from our consolidated affiliated entities, which were eliminated on consolidated financial statements.

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

Overview

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travelers. We started offering packaged tours online in 2007, and have sold approximately 17 million packaged tours since our inception. As of December 31, 2016, we offered packaged tours sourced from over 16,000 travel suppliers, covering over 150 countries as well as all popular tourist attractions in China. Our product portfolio consists of over 700,000 stock keeping units, or SKUs, of organized tours, over 1,000,000 SKUs of self-guided tours, and tickets for over 1,000 domestic and overseas tourist attractions. Our core strength is in overseas leisure travel products and services, which contributed over 63.8% of our packaged tour gross bookings in 2016. In 2016, the number of orders placed through our mobile platform accounted for approximately 80% of total orders placed through our online platform and average daily unique visitors to our mobile platform accounted for approximately 70% of the average daily unique visitors to our online platform.

We have achieved significant growth in recent years. Our net revenues increased from RMB3,534.9 million in 2014 to RMB7,645.3 million and further to RMB10,548.3 million (US$1,519.3 million) in 2016, representing a CAGR of 72.7%. We had a net loss of RMB447.9 million, RMB1,462.4 million, and RMB2,442.6 million (US$351.8 million) in 2014, 2015 and 2016 respectively. We generally collect payments from our customers upon contract confirmation before we pay our travel suppliers. Our net cash used in operating activities was RMB271.1 million, RMB514.7 million and RMB2,239.4 million (US$322.6 million) in 2014, 2015 and 2016, respectively.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues as a percentage of our net revenues increased from 93.6% in 2014 to 95.2% in 2015, and decreased to 94.1% in 2016. Our operating expenses as a percentage of our net revenues increased from 19.8% in 2014 to 23.9% in 2015 and further to 29.8% in 2016. Such increase was primarily due to higher levels of spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. Our past results of operations should not be taken as indicative of our future performance. We plan to continue our sales and marketing efforts using offline and online media to further increase our brand recognition and market share. Our sales and marketing expenses increased from RMB434.2 million in 2014 to RMB1,154.2 million in 2015 and further to RMB1,908.4 million (US$274.9 million) in 2016. We also expect our share-based compensation expenses to continue to increase. As a result, we expect our operating expenses to continue to increase in the absolute amount. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

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

The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Organized tours	3,432,825	97.1%	7,358,879	96.3%	9,926,628	1,429,732	94.1%
Self-guided tours	93,126	2.6	194,162	2.5	253,349	36,490	2.4
Others	28,756	0.8	127,745	1.7	385,603	55,538	3.7

Total revenues	3,554,707	100.6	7,680,786	100.5	10,565,580	1,521,760	100.2
Less: Business and related taxes	(19,768)	(0.6)	(35,526)	(0.5)	(17,307)	(2,493)	(0.2)

Net revenues	3,534,939	100.0%	7,645,260	100.0%	10,548,273	1,519,267	100.0%

The following table sets forth the number of trips of our organized tours and self-guided tours for the periods presented:

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands)
Number of trips:
Organized tours (excluding local tours)	712	1,633	2,773
Local tours	1,074	1,702	2,207
Self-guided tours	396	1,114	1,759

Organized tours. Substantially all of our revenues from organized tours are recognized on a gross basis, which represent amounts received from customers. From 2015 to 2016, our revenues from organized tours increased by 34.9% from RMB7,358.9 million to RMB9,926.6 million (US$1,429.7 million). From 2014 to 2015, our revenues from organized tours increased by 114.4% from RMB3,432.8 million to RMB7,358.9 million. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Japan, South Korea, Middle East, Africa, and North America. Revenues from organized tours accounted for 97.1%, 96.3% and 94.1% of our net revenues in 2014, 2015 and 2016, respectively. We expect that revenues from organized tours will continue to constitute a large majority of our net revenues in the foreseeable future.

Self-guided tours. Revenues from self-guided tours represent the difference between amounts received from our customers and amounts due to our travel suppliers. From 2015 to 2016, our revenues from self-guided tours increased by 30.5% from RMB194.2 million to RMB253.3 million (US$36.5 million). From 2014 to 2015, our revenues from self-guided tours increased by 108.5% from RMB93.1 million to RMB194.2 million. The increase in revenues from self-guided tours was primarily due to the growth in travel to Japan, South Korea, Southeast Asia, Middle East, Africa, North America and domestic destinations. Primarily due to the fact that our revenues from self-guided tours are recognized on a net basis, we expect that revenues from self-guided tours will continue to constitute a relatively small percentage of our net revenues in the near future.

Others. Other revenues accounted for 0.8%, 1.7% and 3.7% of our net revenues in 2014, 2015 and 2016 respectively. Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) other travel-related services, such as sales of tourist attraction tickets and visa processing services, which are recognized on a net basis, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, (iv) commission fees for hotel reservation and air-ticketing, and (v) service fees for financial services and interest income for yield enhancement products.

Cost of Revenues

Our cost of revenues accounted for 93.6%, 95.2% and 94.1% of our net revenues in 2014, 2015 and 2016, respectively. A substantial majority of our cost of revenues is cost to suppliers of our organized tours, which were attributed solely to revenues from organized tours.

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

Our cost of revenues also includes salaries, commissions, employee welfare expenses, bonuses and contributions to mandatory retirement provident funds and other headcount-related expenses for our tour advisors, customer service representatives and other personnel directly related to providing products and services. Other components of our cost of revenues include (i) charges and other direct expenses related to tour transactions such as credit card processing fees, (ii) office rental expenses, depreciation expenses, interest expenses for yield enhancement products and other office related expenses and (iii) network maintenance costs such as bandwidth costs and data center costs. Components of our cost of revenues, other than cost to suppliers of our organized tours, are common to all of our travel products and services which consist of organized tours, self-guided tours and other travel-related services. As a result, these components cannot be reasonably allocated among different travel products and services.

Adoption of ASC topic 606, Revenue from Contracts with Customers, effective January 1, 2017

In May 2014, the FASB issued a new standard related to revenue recognition, and recently issued several amendments to the standard. The new revenue standard will be effective beginning January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). We will adopt this new revenue standard effective January 1, 2017 by applying the full retrospective method. Also since the beginning of fiscal year 2017, we have implemented certain changes with our tour operators and our role in the organized tour arrangements has changed from a principal into an agent. As a result of adopting the new accounting standard and the change of our role, revenue from the organized tours will be mainly recognized on a net basis. Also the revenue standard is mainly expected to change the timing of revenue recognition for packaged-tour services from the tours end to the departure day of the tour. Under ASC 606 Revenue from Contracts with Customers, substantially all revenues from our organized tours for the year ended December 31, 2016 will continue to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016. To provide investors with meaningful year-over-year comparison, we have provided the below financial information of each quarter and full year in 2016 which were adjusted to reflect the net basis of revenue recognition for packaged tours and timing for packaged tours and other revenues as in 2017. There was no impact on operating expenses and other income or expenses in 2016 by adopting the new accounting standard.

	For the Quarter Ended March 31, 2016
	GAAP Result	Adjustment on net basis and timing of revenue recognition as in 2017	Non-GAAP Result
	RMB	RMB	RMB
Revenues:
Packaged tours	1,977,259	(1,745,314)	231,945
Others	67,949	(2,036)	65,913
Total revenues	2,045,208	(1,747,350)	297,858
Less: Business and related taxes	(13,552)	—	(13,552)
Net revenues	2,031,656	(1,747,350)	284,306
Cost of revenues	(1,944,787)	1,753,328	(191,459)
Gross Profit	86,869	5,978	92,847

	For the Quarter Ended June 30, 2016
	GAAP Result	Adjustment on net basis and timing of revenue recognition as in 2017	Non-GAAP Result
	RMB	RMB	RMB
Revenues:
Packaged tours	2,280,387	(2,065,282)	215,105
Others	85,657	2,090	87,747
Total revenues	2,366,044	(2,063,192)	302,852
Less: Business and related taxes	(3,755)	—	(3,755)
Net revenues	2,362,289	(2,063,192)	299,097
Cost of revenues	(2,241,641)	2,072,780	(168,861)
Gross Profit	120,648	9,588	130,236

	For the Quarter Ended September 30, 2016
	GAAP Result	Adjustment on net basis and timing of revenue recognition as in 2017	Non-GAAP Result
	RMB	RMB	RMB
Revenues:
Packaged tours	3,917,628	(3,522,839)	394,789
Others	130,045	315	130,360
Total revenues	4,047,673	(3,522,524)	525,149
Less: Business and related taxes	—	—	—
Net revenues	4,047,673	(3,522,524)	525,149
Cost of revenues	(3,812,124)	3,540,842	(271,282)
Gross Profit	235,549	18,318	253,867

	For the Quarter Ended December 31, 2016
	GAAP Result	Adjustment on net basis and timing of revenue recognition as in 2017	Non-GAAP Result
	RMB	RMB	RMB
Revenues:
Packaged tours	2,004,703	(1,785,243)	219,460
Others	101,952	311	102,263
Total revenues	2,106,655	(1,784,932)	321,723
Less: Business and related taxes	—	—	—
Net revenues	2,106,655	(1,784,932)	321,723
Cost of revenues	(1,922,752)	1,769,215	(153,537)
Gross Profit	183,903	(15,717)	168,186

	For the Year Ended December 31, 2016
	GAAP Result	Adjustment on net basis and timing of revenue recognition as in 2017	Non-GAAP Result
	RMB	RMB	RMB
Revenues:
Packaged tours	10,179,977	(9,118,678)	1,061,299
Others	385,603	680	386,283
Total revenues	10,565,580	(9,117,998)	1,447,582
Less: Business and related taxes	(17,307)	—	(17,307)
Net revenues	10,548,273	(9,117,998)	1,430,275
Cost of revenues	(9,921,304)	9,136,165	(785,139)
Gross Profit	626,969	18,167	645,136

Operating Expenses

Our operating expenses accounted for 19.8%, 23.9% and 29.8% of our net revenues in 2014, 2015 and 2016, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Research and product development	(104,881)	(3.0)%	(298,199)	(3.9)%	(601,402)	(86,620)	(5.7)%
Sales and marketing	(434,191)	(12.3)	(1,154,155)	(15.1)	(1,908,424)	(274,870)	(18.1)
General and administrative	(166,988)	(4.7)	(385,442)	(5.0)	(658,790)	(94,885)	(6.2)
Other operating income	6,902	0.2	12,175	0.1	22,323	3,215	0.2

Total operating expenses	(699,158)	(19.8)%	(1,825,621)	(23.9)%	(3,146,293)	(453,160)	(29.8)%

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses accounted for 3.0%, 3.9% and 5.7% of our net revenues in 2014, 2015 and 2016, respectively. During the same period, our research and product development expenses increased primarily due to investments for the implementation of additional product categories such as transportation ticketing, accommodation reservation and financial services, improvement of online technology, and the rise in technology and product development personnel related expenses.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses accounted for 12.3%, 15.1% and 18.1% of our net revenues in 2014, 2015 and 2016, respectively. During the same period, our sales and marketing expenses increased primarily due to advertisements for our mobile channels, expansion of our VIP customer service team, and amortization of acquired intangible assets from the previously announced transaction with JD.com.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation and other expenses related to our administrative function. General and administrative expenses accounted for 4.7%, 5.0% and 6.2% of our net revenues in 2014, 2015 and 2016 respectively.

Other operating income. Other operating income relates primarily to government subsidies that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 0.2%, 0.1% and 0.2% of our net revenues in 2014, 2015 and 2016, respectively.

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

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, which was issued in April 2009 by the SAT and amended in 2013, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect on September 1, 2011 and was amended in 2015 and 2016, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

Nanjing Tuniu was qualified for an HNTE since 2010 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2016, Nanjing Tuniu obtained a new HNTE certificate, which will expire on November 30, 2019. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2014 to 2016 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation, which occurred in 2014, and a 50% reduction of enterprise income tax for the following three years. However, if we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

In November 2011, the PRC Ministry of Finance released Circular Caishui 2011 No. 111 which has been repealed currently, mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity that carries out selected modern services in Shanghai is required to pay value-added tax, or VAT instead of business tax. These entities are permitted to offset input VAT incurred with the output VAT. The pilot program has been expanded to other regions, including Beijing from September 1, 2012 and Nanjing from October 1, 2012. Beijing Tuniu, Nanjing Tuniu and Tuniu NJ Information Technology have been subject to VAT at a rate of 6% and have since stopped paying the 5% business tax from the respective effective dates of the tax reform. This change did not have a significant financial statement impact on our consolidated results of operations, and we do not expect it to have any significant impact in the future.

On March 23, 2016, the PRC Ministry of Finance and the SAT jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, pursuant to which the VAT reforms will be implemented comprehensively across the country and extended to the construction, real estate, financial and consumer services industries. Circular 36 became effective on May 1, 2016. As a result, majority of our business will be subject to VAT at a rate of 6%, which is higher than the business tax rate previously applied to us. We would be permitted to offset input VAT by providing valid VAT invoices received from vendors against our VAT liability. Alternatively, the taxable income of tourism business could be calculated on net basis by deducting relevant expenses (including expenses for accommodation, catering, transportation, visa, ticket and tourism fee paid to other entities/ individuals) if valid invoices could be obtained.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Organized tours	3,432,825	97.1%	7,358,879	96.3%	9,926,628	1,429,732	94.1%
Self-guided tours	93,126	2.6	194,162	2.5	253,349	36,490	2.4
Others	28,756	0.8	127,745	1.7	385,603	55,538	3.7

Total revenues	3,554,707	100.6	7,680,786	100.5	10,565,580	1,521,760	100.2
Less: Business and related taxes	(19,768)	(0.6)	(35,526)	(0.5)	(17,307)	(2,493)	(0.2)

Net revenues	3,534,939	100.0	7,645,260	100.0	10,548,273	1,519,267	100.0
Cost of revenues	(3,308,801)	(93.6)	(7,274,675)	(95.2)	(9,921,304)	(1,428,965)	(94.1)

Gross profit	226,138	6.4	370,585	4.8	626,969	90,302	5.9
Operating expenses:
Research and product development	(104,881)	(3.0)	(298,199)	(3.9)	(601,402)	(86,620)	(5.7)
Sales and marketing	(434,191)	(12.3)	(1,154,155)	(15.1)	(1,908,424)	(274,870)	(18.1)
General and administrative	(166,988)	(4.7)	(385,442)	(5.0)	(658,790)	(94,885)	(6.2)
Other operating income	6,902	0.2	12,175	0.1	22,323	3,215	0.2

Loss from operations	(473,020)	(13.4)	(1,455,036)	(19.1)	(2,519,324)	(362,858)	(23.9)
Other income/(expenses):
Interest income	31,284	0.9	76,516	1.0	87,305	12,575	0.8
Foreign exchange losses, net	(5,334)	(0.2)	(83,118)	(1.1)	(9,734)	(1,402)	(0.1)
Other loss, net	(788)	(0.0)	(1,336)	(0.0)	(2,553)	(368)	(0.0)

Loss before income tax expense	(447,858)	(12.7)	(1,462,974)	(19.2)	(2,444,306)	(352,053)	(23.2)
Income tax benefit	—	—	589	0.0	1,711	246	0.0

Net loss	(447,858)	(12.7)%	(1,462,385)	(19.2)%	(2,442,595)	(351,807)	(23.2)%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Total revenues increased by 37.6% from RMB7,680.8 million (US$1,185.7 million) in 2015 to RMB10,565.6 million (US$1,521.8 million) in 2016. This increase was primarily due to an increase in our revenues from both organized tours and self-guided tours.

•	Revenues from organized tours. Revenues from organized tours, substantially all of which are recognized on a gross basis, increased by 34.9% from RMB7,358.9 million (US$1,136.0 million) in 2015 to RMB9,926.6 million (US$1,429.7 million) in 2016, primarily due to the growth in the number of trips of our organized tours. This was a result of the rapid growth in demand for travel to certain international destinations, such as Japan, South Korea, Middle East, Africa and North America. During the same period, the number of trips of our organized tours (excluding local tours) increased by 69.8% from 1,632,955 to 2,773,234 and the number of trips of our local tours increased by 29.7% from 1,701,821 to 2,206,925.

•	Revenues from self-guided tours. Revenues from self-guided tours, which are recognized on a net basis, increased by 30.5% from RMB194.2 million (US$30.0 million) in 2015 to RMB253.3 million (US$36.5 million) in 2016. The increase in revenues from self-guided tours generally reflected the growth in travel to Japan, South Korea, Southeast Asia, Middle East, Africa, North America and domestic destinations. The number of trips for our self-guided tours increased by 57.9% from 1,114,277 in 2015 to 1,759,177 in 2016.

•	Other revenues. Other revenues increased by 201.9% from RMB127.7 million (US$19.7 million) in 2015 to RMB385.6 million (US$55.5 million) in 2016, primarily due to a rise in service fees received from insurance companies, revenues from tourist attraction tickets and other travel-related products, which are recognized on a net basis.

Net Revenues. Net revenues increased by 38.0% from RMB7,645.3 million in 2015 to RMB10,548.3 million (US$1,519.3 million) in 2016, as a result of our increased total revenues, partially offset by the resulting increase in business and related taxes over the same periods.

Cost of Revenues. Cost of revenues increased by 36.4% from RMB7,274.7 million in 2015 to RMB9,921.3 million (US$1,429.0 million) in 2016, primarily due to the increase in the cost to suppliers of our organized tours. Cost to suppliers of our organized tours increased mainly as a result of the increase in the sales of our organized tours (excluding local tours) from 1,632,955 trips in 2015 to 2,773,234 trips in 2016 and the sales of our local tours from 1,701,821 trips in 2015 to 2,206,925 trips in 2016. As a percentage of our net revenues, our cost of revenues was 95.2% in 2015 compared to 94.1% in 2016.

Operating Expenses. Operating expenses increased by 72.3% from RMB1,825.6 million in 2015 to RMB3,146.3 million (US$453.2 million) in 2016, due to increases in sales and marketing expenses, research and product development expenses and general and administrative expenses, partially offset by the increase in our other operating income.

•	Research and product development. Research and product development expenses increased by 101.7% from RMB298.2 in 2015 to RMB601.4 million (US$86.6 million) in 2016, primarily due to investments for the implementation of additional product categories such as transportation ticketing, accommodation reservation and financial services, improvement of online technology, and the rise in technology and product development personnel related expenses.

•	Sales and marketing. Sales and marketing expenses increased by 65.4% from RMB1,154.2 million in 2015 to RMB1,908.4 million (US$274.9 million) in 2016. The increase was primarily attributable to advertisements for our mobile channels, expansion of our VIP customer service team, and amortization of acquired intangible assets from the previously announced transaction with JD.com.

•	General and administrative. General and administrative expenses increased by 70.9% from RMB385.4 million in 2015 to RMB658.8 million (US$94.9 million) in 2016, primarily due to an increase in headcount as a result of our product category expansion and expenses associated with our regional centers.

•	Other operating income. Other operating income increased from RMB12.2 million in 2015 to RMB22.3 million (US$3.2 million) in 2016.

Net Loss. As a result of the foregoing, net loss increased from RMB1,462.4 million in 2015 to RMB2442.6 million (US$351.8 million) in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Total revenues increased by 116.1% from RMB3,554.7 million in 2014 to RMB7,680.8 million in 2015. This increase was primarily due to an increase in our revenues from both organized tours and self-guided tours.

•	Revenues from organized tours. Revenues from organized tours, substantially all of which are recognized on a gross basis, increased by 114.4% from RMB3,432.8 million in 2014 to RMB7,358.9 million in 2015, primarily due to the growth in the number of trips of our organized tours. This was a result of the rapid growth in demand for travel to certain international destinations, such as Europe, Southeast Asia, Japan, and North America, and for domestic tours. During the same period, the number of trips of our organized tours (excluding local tours) increased by 129.4% from 711,847 to 1,632,955 and the number of trips of our local tours increased by 58.4% from 1,074,335 to 1,701,821.

•	Revenues from self-guided tours. Revenues from self-guided tours, which are recognized on a net basis, increased by 108.5% from RMB93.1 million in 2014 to RMB194.2 million in 2015. The increase in revenues from self-guided tours generally reflected the growth in travel to domestic destinations, certain islands and Japan. The number of trips for our self-guided tours increased by 181.6% from 395,652 in 2014 to 1,114,277 in 2015.

•	Other revenues. Other revenues increased by 344.2% from RMB28.8 million in the 2014 to RMB127.7 million in 2015, primarily due to a rise in service fees received from insurance companies, revenues from tourist attraction tickets and other travel-related products, which are recognized on a net basis.

Net Revenues. Net revenues increased by 116.3% from RMB3,534.9 million in 2014 to RMB7,645.3 million in 2015, as a result of our increased total revenues, partially offset by the resulting increase in business and related taxes over the same periods.

Cost of Revenues. Cost of revenues increased by 119.9% from RMB3,308.8 million in 2014 to RMB7,274.7 million in 2015, primarily due to the increase in the cost to suppliers of our organized tours. Cost to suppliers of our organized tours increased mainly as a result of the increase in the sales of our organized tours (excluding local tours) from 711,847 trips in 2014 to 1,632,955 trips in 2015 and the sales of our local tours from 1,074,335 trips in 2014 to 1,701,821 trips in 2015. As a percentage of our net revenues, our cost of revenues was 93.6% in 2014 compared to 95.2% in 2015.

Operating Expenses. Operating expenses increased by 161.1% from RMB699.2 million in 2014 to RMB1,825.6 million in 2015, due to increases in sales and marketing expenses, research and product development expenses and general and administrative expenses, partially offset by the increase in our other operating income.

•	Research and product development. Research and product development expenses increased by 184.3% from RMB104.9 million in 2014 to RMB298.2 million in 2015, primarily due to investments for the implementation of additional product categories and initiatives, the increase in direct procurement related personnel at regional service centers, improvement of online technology, and the rise in technology and product development personnel related expenses.

•	Sales and marketing. Sales and marketing expenses increased by 165.8% from RMB434.2 million in 2014 to RMB1,154.2 million in 2015. The increase was primarily attributable to branding and advertising campaigns, advertisements for our mobile business development, and amortization of acquired intangible assets from our investment in resources on JD.com, Inc. in 2015.

•	General and administrative. General and administrative expenses increased by 130.8% from RMB167.0 million in 2014 to RMB385.4 million in 2015, primarily due to an increase in the headcount of our administrative personnel as a result of our business expansion, such as regional service center expansion and product category expansion, and an increase in the professional service fees associated with being a public company.

•	Other operating income. Other operating income increased from RMB6.9 million in 2014 to RMB12.2 million in 2015.

Net Loss. As a result of the foregoing, net loss increased from RMB447.9 million in 2014 to RMB1,462.4 million in 2015.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and Renminbi has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.9430 per U.S. dollar as of December 31, 2016. As of December 31, 2016, we recorded RMB233.9 million (US$33.7 million) of net foreign currency translation gain in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Intangible assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Our intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2014, 2015 and 2016.

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

Our management performs its annual goodwill impairment test on October 1. No impairment loss was recognized for the year ended December 31, 2015 and 2016.

Revenue Recognition

We generate revenues primarily from selling packaged tours and travel-related services. Our main product and service offerings include (i) organized tours, (ii) self-guided tours and (iii) other travel-related services. Organized tours offer pre-arranged itineraries, transportation, accommodations, entertainment, meals and tour guide services and customers pay one lump-sum fee in exchange for such a package. Self-guided tours consist of a combination of flights and hotel bookings or cruise trips, which are often offered to customers at a more favorable price as compared to customers purchasing these travel-related products and services on a stand-alone basis. Other revenues derived from travel-related services primarily include the sales of tourist attraction tickets and fees for visa processing services, fees for advertising services that the Group provide primarily to domestic and foreign tourism boards and bureaus, commission fees for hotel reservation and air-ticketing, service fees for financial services and interest income for yield enhancement products.

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

Other revenues

Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) other travel-related services, such as sales of tourist attraction tickets and visa processing services, which are recognized on a net basis, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, (iv) commission fees for hotel reservation and air-ticketing, (v) service fees for financial services, and (vi) interest income for yield enhancement products. Revenue is recognized when the services are rendered or when the tickets are issued.

We do not recognize revenue if customer refunds are warranted due to customer satisfaction issues or other reasons, which is generally known at the end of each tour when revenues are recognized. In the event of tour cancellation by customers, the liability associated with prepayments received from customers remains on our consolidated balance sheets until refunds are issued.

We commenced our financial services in 2015. Certain domestic financial assets exchanges, or the Exchanges, and trust companies offered the yield enhancement products through our online platform and we charged these companies for the commission fees which were recorded as other revenue upon the delivery of service. In addition, we purchased the yield enhancement products with maturities ranging from three months to two years from the Exchanges and trust companies and split all of the products into new yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to the individual investors through our online platform. The split of the products were arranged by the Equity Exchange Center started from March 2016. The interest revenue was recorded as other revenue and the relevant interest cost was recorded as cost of revenue.

We will adopt ASC 2014-09 “Revenue from Contracts with Customers” (ASU No. 2014-09 and the related amendments are collectively “ASC 606”) effective on January 1, 2017. See Note 2(ae) to our consolidated financial statements included elsewhere in this annual report for further discussion on the adoption of ASC 606.

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

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive loss. As of December 31, 2015 and 2016, we did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

Under the 2008 Plan and the 2014 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2008 Plan includes an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after our ordinary shares become listed securities, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of our assets, or a merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. Therefore, since the adoption of the 2008 Plan through the date of the completion of our initial public offering, we did not recognize any stock-based compensation expense for options granted, because an exercisable event as described above did not occur. The satisfaction of the performance condition became probable upon completion of our initial public offering, and we recorded a significant cumulative expense for share-based awards granted for which the service condition has been satisfied as of that date. Accordingly, we recognized a significant share-based compensation expense of RMB39.2 million and RMB65.1 million in 2014 and 2015. In 2016, we recognized a share-based compensation expense of RMB92.4 million (US$13.3 million). The estimates we used to determine the fair value of these options in computing our share-based compensation expense are determined on the respective grant dates, and will not change when the underlying shares begin trading because our options are equity classified awards.

The following table sets forth the options granted under the 2008 Plan and the 2014 Plan in 2014, 2015 and 2016:

	Number of Options	Exercise Price		Fair Value of Option as of the Grant Date		Fair Value of the Underlying Ordinary Shares as of the Grant Date		Intrinsic Value as of the Grant Date
	Granted	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	Type of Valuation
April 1, 2014(1)(3)(5)	150,000	5.00	31.02	1.23	7.64	3.33	20.66	N/A	N/A	Contemporaneous
April 1, 2014(1)(3)(5)	426,000	5.00	31.02	0.93	5.78	3.33	20.66	N/A	N/A	Contemporaneous
June 13, 2014(5)	2,700,000	3.00	18.61	3.73	23.14	5.61	34.79	2.61	16.19	Contemporaneous
August 15, 2014(1)(5)	800,000	3.00	18.61	4.89	30.34	6.98	43.31	3.98	24.69	Contemporaneous
August 15, 2014(1)(5)	1,575,000	3.00	18.61	4.60	28.54	6.98	43.31	3.98	24.69	Contemporaneous
December 8, 2014(1)(4)(5)	60,000	3.59	22.27	2.04	12.66	3.59	22.27	—	—	Contemporaneous
December 8, 2014(1)(4)(5)	766,000	3.59	22.27	1.58	9.80	3.59	22.27	—	—	Contemporaneous
March 6. 2015(1)(4)(5)	2,428,200	4.21	27.27	2.39	15.48	4.21	27.27	—	—	Contemporaneous
March 6. 2015(1)(4)(5)	2,027,800	4.21	27.27	2.14	13.86	4.21	27.27	—	—	Contemporaneous
August 20, 2015(1)(4)(5)	7,743,000	5.02	32.54	2.46	15.94	4.54	29.43	N/A	N/A	Contemporaneous
August 20, 2015(1)(4)(5)	1,350,000	5.02	32.54	2.25	14.58	4.54	29.43	N/A	N/A	Contemporaneous
November 25, 2015(4)(5)	820,000	5.17	33.47	2.74	17.75	5.26	34.07	0.09	0.58	Contemporaneous
May 27, 2016(1)	320,000	0.0001	0.0007	2.97	20.60	2.97	20.62	2.92	20.27	Contemporaneous
May 27, 2016(1)	70,000	2.97	20.62	1.57	10.90	2.97	20.62	—	—	Contemporaneous
December 2, 2016(1)	7,813,575	2.68	18.61	1.44	10.00	2.68	18.61	0.23	1.60	Contemporaneous

(1)	Options granted to officers and non-officer employees result in different fair value on the same grant date.

(2)	The translations from U.S. dollars to Renminbi were made at a rate of RMB6.2046 to US$1.00, the exchange rate in effect as of December 31, 2014 for the options granted before December 31, 2014, a rate of RMB6.4778 to US$1.00, the exchange rate in effect as of December 31, 2015 for the options granted before December 31, 2015, and a rate of RMB6.9430 to US$1.00, the exchange rate in effect as of December 30, 2016 for the options granted after January 1, 2016, solely for the convenience of the readers.

(3)	We modified the exercise price from $5.00 to $3.00 on May 15, 2014.

(4)	We modified these exercise prices to US$3.09 on March 4, 2016.

(5)	We modified the exercise price of 7,260,242 share options to US$0.0001 and the number of share options was reduced to 3,630,121 on May 31, 2016.

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

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively “ASC 606”).

We will adopt this new revenue standard effective on January 1, 2017 by applying the full retrospective method. We have reached conclusions on all key accounting assessments related to the new standard. However, we are still assessing impacts from guidance issued by the FASB Transition Resource Group as part of their November 2016 meeting and will continue to monitor and assess the impact of changes to the standard and interpretations as they become available. Also since the beginning of fiscal year 2017, we have made certain changes in our arrangements with the tour operators and our role in the organized tour arrangements has changed from a principal into an agent. As a result of adopting the new accounting standard and the change of our role, revenue from the organized tours will be mainly recognized on a net basis starting from January 1, 2017. Also the revenue standard is expected to change the timing of revenue recognition for packaged-tour services from the tours end to the departure day of the tour.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”(“ASU 2016-02”), which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheet. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted on a modified retrospective basis. We are in the process of evaluating the impact of adopting this guidance.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The ASU 2016-09 is effective for annual periods beginning after December 15, 2016 and early adoption is permitted. We are in the process of evaluating the impact of adopting this guidance.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (“ASU 2016-15”), which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The ASU 2016-15 is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We are is in the process of evaluating the impact of adopting this guidance.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2016-18”), which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We are in the process of evaluating the impact of adopting this guidance.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are in the process of evaluating the impact of adopting this guidance and believe the adoption of this ASU will not have a material effect on the Company’s financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU 2017-04 is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are in the process of evaluating the impact of adopting this guidance.

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

In connection with the increase in the sales of our travel products and services, advances from customer increased from RMB638.8 million as of December 31, 2014 to RMB1,223.3 million as of December 31, 2015 and further to RMB1,951.8 million (US$281.1 million) as of December 31, 2016. In addition, primarily due to timing differences between when cash is collected from our customers and when payments are made to our travel suppliers and the expansion of our business, accounts payable increased from RMB382.7 million as of December 31, 2014 to RMB767.3 million as of December 31, 2015 and further to RMB879.4 million (US$126.7 million) as of December 31, 2016. Furthermore, primarily due to the increase in our prepayment to travel suppliers as a result of our business expansion, prepayments and other current assets increased from RMB575.3 million as of December 31, 2014 to RMB1,285.6 million as of December 31, 2015 and further to RMB1,632.3 million (US$235.1 million) as of December 31, 2016. Moreover, due to investments in branding and advertising campaigns, advertisements for our mobile business development, expansion of our VIP customer service center and amortization of acquired intangible asset in 2016, our sales and marketing expenses increased from RMB434.2 million in 2014, to RMB1,154.2 million in 2015 and further to RMB1,908.4 million (US$274.9 million) in 2016. As a result, our net cash provided by operating activities was RMB271.1 million in 2014 and our net cash used in operating activities was RMB514.7 million and RMB2,239.4 million (US$322.6 million) in 2015 and 2016, respectively.

Our principal uses of cash for the years ended December 31, 2014, 2015 and 2016 were for operating activities, primarily marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2014, 2015 and 2016, we had RMB1,970.3 million, RMB3,666.6 million and RMB4,813.3 million (US$693.3 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2016.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Net cash used in operating activities	(271,102)	(514,735)	(2,239,444)	(322,550)
Net cash used in investing activities	(227,923)	(1,915,168)	(2,514,247)	(362,127)
Net cash provided by financing activities	1,540,397	3,005,838	3,627,058	522,405
Effect of exchange rate changes on cash and cash equivalents	(3,053)	67,560	110,652	15,940
Net increase/ (decrease) in cash and cash equivalents	1,038,319	643,495	(1,015,981)	(146,332)
Cash and cash equivalents at beginning of the period	419,403	1,457,722	2,101,217	302,638
Cash and cash equivalents at the end of the period	1,457,722	2,101,217	1,085,236	156,306

Operating Activities

Our net cash used in operating activities was RMB2,239.4 million (US$322.6 million) in 2016, primarily attributable to cash inflows from sales of our travel products and services of RMB20,276.5 million (US$2,920.5 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB105.1 million (US$15.1 million), that were offset by cash outflows due to payments to our travel suppliers of RMB19,512.4 million (US$2,810.4 million), payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB1,733.2 million (US$249.6 million), payments to employees and for employees’ benefits of RMB1,337.2 million (US$192.7 million) and payments of taxes and levies of RMB38.2 million (US$5.5 million).

Our net cash used in operating activities was RMB514.7 million in 2015, primarily attributable to cash inflows from sales of our travel products and services of RMB12,468.0 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB715.2 million, that were offset by cash outflows due to payments to our travel suppliers of RMB11,948.4 million, payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB1,022.4 million, payments to employees and for employees’ benefits of RMB691.0 million and payments of taxes and levies of RMB36.1 million.

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

Investing Activities

Our net cash used in investing activities was RMB2,514.2 million (US$362.1 million) in 2016, primarily attributable to the purchase of short-term investments of RMB5.097.3 million (US$734.1 million), the purchase of financial products of RMB807.2 million (US$116.3 million), the business acquisition of RMB16.5 million (US$2.4 million), the purchase of property and equipment and intangible assets of RMB117.9 million (US$17.0 million), the cash paid for loans of RMB18.0 million (US$2.6 million) and the cash paid for long-term investment of RMB57.5 million (US$8.3 million), partially offset by the proceeds from the maturity of short-term investments of RMB2,847.3 million (US$410.1 million), the proceeds from maturity of financial products of RMB538.5 million (US$77.6 million) and the decrease in our balance of restricted cash of RMB214.4 million (US$30.9).

Our net cash used in investing activities was RMB1,915.2 million in 2015, primarily attributable to the purchase of short-term investments of RMB1,139.7 million, the purchase of financial products of RMB718.6 million, the business acquisition of RMB60.1 million, the purchase of property and equipment and intangible assets of RMB155.5 million and the increase in our balance of restricted cash of RMB294.4 million, partially offset by the proceeds from the maturity of short-term investments of RMB442.1 million and the proceeds from maturity of financial products of RMB10.8 million.

Our net cash used in investing activities was RMB227.9 million in 2014, primarily attributable to the purchase of short-term investments of RMB547.6 million, the purchase of property and equipment and intangible assets of RMB50.6 million and the increase in our balance of restricted cash of RMB34.8 million, offset by the proceeds from the disposal of short-term investments of RMB405.0 million.

Financing Activities

Our net cash provided by financing activities in 2016 was RMB3,627.1 million (US$522.4 million) primarily attributable to the net proceeds from our private placement of RMB3,275.9 million (US$471.8 million) (net of issuance cost of RMB3.4 million (US$0.5 million)), funds of RMB274.7 million (US$39.6 million) collected from the sales financial products to individual investors on our website, RMB8.5 million (US$1.2 million) proceeds from employees exercising stock options and proceeds contribution from noncontrolling interests shareholders of RMB90 million (US$13.0 million), partially offset by payment of share repurchase of RMB19.7 million (US$2.8 million) and the deferred and contingent consideration paid for prior year business acquisitions of RMB2.3 million (US$0.3 million).

Our net cash provided by financing activities in 2015 was RMB3,005.8 million net proceeds from our private placement of RMB2,430.2 million (net of issuance cost of RMB15.2 million), funds of RMB579.5 million collected from the purchases of financial products by individual investors on our website, RMB12.6 million proceeds from employees exercising stock options, partially offset by repayment of short-term borrowing of RMB15.0 million and the acquisition of the remaining non-controlling interest of a subsidiary of RMB1.5 million.

Our net cash provided by financing activities in 2014 was RMB1,540.4 million, attributable to the net proceeds of our initial public offering and the concurrent private placements as well as the private placement in December 2014.

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB50.6 million, RMB155.5 million and RMB117.9 million (US$17.0 million) in 2014, 2015 and 2016, respectively. Our capital expenditures were primarily used to purchase equipment and intangible assets for our business. As of December 31, 2016, capital commitments relating to leasehold improvement and installation of equipment were approximately RMB9.7 million (US$1.4 million).

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

We have built our technology infrastructure with high levels of performance, reliability, scalability and security. We rely on internally developed proprietary technologies and licensed technologies to manage and improve our website, mobile platform and management systems. We have a team of engineers dedicated to research and development in the areas of website operations, mobile platform, search engine, data analytics and supply chain management system.

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. In 2014, 2015 and 2016 our research and product development expenses accounted for 3.0%, 3.9% and 5.7% of our net revenues, respectively. During the same period, our research and product development expenses increased in order to support our business expansion, primarily attributable to investments for the implementation of additional product categories such as Internet finance, accommodation reservation and transportation ticketing, the increase in direct procurement-related personnel at regional service centers, improvement of online technology, and the rise in technology and product development personnel-related expenses. We expect research and product development expenses to increase in absolute amounts as the results of our continual research and product development efforts and the increase in share-based compensation expenses.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2016.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating Lease Obligations(1)	218,596	67,381	98,440	52,775	—
Purchase Obligations(2)	9,741	9,741	—	—	—
Total	228,37	77,122	98,440	52,775	—

(1)	Operating lease obligations represent our obligations for the leased premises of our headquarter and regional service centers.

(2)	Purchase obligations consist primarily of contractual commitments in connection with leasehold improvements and the installation of equipment for our headquarter and regional service centers.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Dunde Yu	36	Co-founder, chairman and chief executive officer
Haifeng Yan	35	Co-founder, director, president and chief operating officer
Tie Li	40	Director
Jie Zhu	36	Director
Haoyu Shen	46	Director
Cindy Chen	41	Director
Frank Lin	52	Director
Steve Yue Ji	44	Director
James Jianzhang Liang	47	Director
Onward Choi	46	Director
Jack Xu	49	Director
Conor Chia-hung Yang	54	Chief financial officer
Wei Zhang	51	Senior vice president
Enjie Wu	45	Senior vice president of human resources center

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

Mr. Tie Li has served as our director since February 2016. Mr. Li currently serves as Chairman of China Civil Aviation Investment Group Limited. Mr. Li joined HNA Group in 2002 and has headed various business divisions of HNA Group since then, serving as financial director, president and vice chairman of HNA Aviation Group and chief investment officer and CEO of HNA Tourism Group, before being named Chairman of China Civil Aviation Investment Group Limited in December 2016. Mr. Li has extensive experience in the fields of investment, finance and legal matters in connection with the travel and tourism industry. Mr. Li holds a bachelor’s degree from Anhui University.

Mr. Jie Zhu has served as our director since February 2016. Currently, Mr. Zhu serves as a member of the board of directors and chief innovation officer of HNA Tourism Group. Mr. Zhu also serves as the chairman of HNA Tourism Innovation Development Co., Ltd., and HNA Innovation Investment Co., Ltd. which are subsidiaries of HNA Tourism. After joining HNA Tourism Group in 2011, Mr. Zhu headed the investment and securities business divisions of HNA Tourism Group and its subsidiary Beijing Tourism Investment Fund. Mr. Zhu holds an MBA from Glendon-York University.

Mr. Haoyu Shen has served as our director since May 2015. Mr. Shen serves as the chief executive officer of JD Mall from Apr. 2014 to Aug. 2016, the B2C business group of JD.com, Inc., and the President of JD International from Aug. 2016 to Feb. 2017. Prior to assuming his role in April 2014, Mr. Shen served as the chief operating officer of JD.com, Inc. from August 2011 to April 2014, and was in charge of JD.com, Inc.’s entire supply chain management and customer service functions. Prior to joining JD.com, Inc., Mr. Shen worked at Baidu, Inc., the leading Chinese language internet search provider, where he served as a senior vice president from January 2010 to July 2011 and the vice president of business operations from July 2007 to July 2010. Mr. Shen holds a bachelor’s degree in international finance from Renmin University of China in Beijing and an MBA degree from the University of Iowa. Mr. Shen is a CFA charter holder.

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

Mr. Frank Lin has served as our director since December 2009. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of Sina Corporation, a Nasdaq-listed company. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including Vipshop Holdings Limited, China Online Education Group (51 Talk.com), and 58.com Inc., which are NYSE-listed companies. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

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

Mr. James Jianzhang Liang has served as our director since July 2014. Mr. Liang is the chairman of Ctrip.com International, Ltd., a leading travel service provider for hotel accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. Prior to co-founding Ctrip in 1999, Mr. Liang held a number of technical and managerial positions at Oracle Corporation from 1991 to 1999 in the U.S. and China, including head of the ERP Consulting Division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns, Qunar.com, MMYT and eHi Car Services Limited. Mr. Liang received a Ph.D. in Economics from Stanford University in 2011 and a Master’s in Computer Science from the Georgia Institute of Technology.

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

Mr. Conor Chia-hung Yang has served as our chief financial officer since January 2013. Prior to join us, Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc., a NYSE-listed company, from March 2010 to July 2012 and the chief financial officer of AirMedia Group Inc., a Nasdaq-listed company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and chairman of the audit committee of AirMedia Group Inc, and China Online Education Group. Mr. Yang received a master’s degree of business administration from University of California, Los Angeles in 1992.

Mr. Wei Zhang has served as our senior vice president since May 2015. Prior to joining Tuniu, Mr. Zhang worked in Jiangsu Hiteker High-tech Co., Ltd. from 2000 to 2015 in various roles such as vice president and executive president. Mr. Zhang received a master’s degree of business administration from a joint program between Renmin University of China and University of Wales in 2013.

Mr. Enjie Wu has served as our senior vice president of human resources center since May 2016. Mr. Wu joined Tuniu in January 2010 as the vice president of human resources center. Prior to joining us, Mr. Wu was the human resources general manager of Hisap Corporation from 2005 to 2010. From 2003 to 2005, Mr. Wu was the general manager of Jianghai Group. From 2001 to 2002, Mr. Wu served as the director of human resources of Beijing Yenova Decoration Co., Ltd. From 1993 to 2001, he was the human resource officer of Zindart Manufacturing Limited. Mr. Wu received a bachelor’s degree in economics and management from Sun Yat-Sen University in China in 1993.

B.	Compensation

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately RMB8.7 million (US$1.3 million) in cash to our executive officers and RMB0.8 million (US$0.1 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan, or the 2008 Plan, in 2008. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of March 31, 2017, options to purchase 9,336,745 ordinary shares were outstanding, and there were 901,468 ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

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

2014 Share Incentive Plan

We adopted the 2014 Share Incentive Plan, or the 2014 Plan, in 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis. The ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis. As of March 31, 2017, there were options to purchase 21,892,922 ordinary shares and 383,598 restricted shares outstanding under the 2014 Plan.

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

The following table summarizes, as of March 31, 2017, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
Name	Ordinary Shares Underlying Options Awarded/ Restricted Shares	(US$/ Share)	(RMB/ Share)(3)	Date of Grant	Vesting Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.694	November 5, 2009	4 years(1)	November 4, 2019
	1,100,000	0.226	1.569	March 11, 2011	4 years(1)	March 10, 2017
	1,269,995	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2019
	900,000	3.000	20.829	June 13, 2014	4 years(1)	June 12, 2024
	760,000	3.090	21.454	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	21.454	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	18.628	December 2, 2016	4 years(1)	December 1, 2026
	25,902	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
Haifeng Yan	340,000	0.100	0.694	November 5, 2009	4 years(1)	November 4, 2019
	1,100,000	0.226	1.569	March 11, 2011	4 years(1)	March 10, 2017
	1,269,995	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2019
	900,000	3.000	20.829	June 13,2014	4 years(1)	June 12, 2024
	660,000	3.090	21.454	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	21.454	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	18.628	December 2, 2016	4 years(1)	December 1, 2026
	25,902	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
Conor Chia- hung Yang	*	0.900	6.249	January 7, 2013	4 years(1)	January 6, 2019
	*	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2019
	*	0.0001	0.001	June 13,2014	4 years(1)	June 12, 2024
	*	0.0001	0.001	March 6, 2015	4 years(1)	March 5, 2025
	*	3.090	21.454	August 20, 2015	4 years(1)	August 19, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	18.628	December 2, 2016	4 years(1)	December 1, 2026
	*	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
Wei Zhang	*	3.090	21.454	August 20, 2015	4 years(1)	August 19, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	18.628	December 2, 2016	4 years(1)	December 1, 2026
	*	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
Enjie Wu	*	1.790	12.428	August 15, 2013	4 years(1)	August 14, 2019
	*	0.0001	0.001	August 15, 2014	4 years(1)	August 14, 2024
	*	0.0001	0.001	March 6, 2015	4 years(1)	March 5, 2025
	*	3.090	21.454	March 6, 2015	4 years(1)	March 5, 2025
	*	3.090	21.454	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	18.628	December 2, 2016	4 years(1)	December 1, 2026
	*	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
Jack Xu	*†	N/A		May 9, 2014	4 years(1)	May 8, 2024
Onward Choi	*†	N/A		May 9, 2014	4 years(1)	May 8, 2024
Directors and officers as a group	22,778,553	—	—	—	—	—

*	Shares underlying vested options less than 1% of our total outstanding shares.

†	Denotes restricted share award; all other awards in this table are option awards.

(1)	Pursuant to the relevant award agreement, 1/4 of the ordinary shares underlying the option or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option or restricted shares shall vest on a monthly basis in the following three years. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(2)	Pursuant to the relevant award agreement, 1/12 of the ordinary shares underlying the option shall vest on a monthly basis in the year 2017. However, the option may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(3)	The prices in Renminbi were translated using the rate of US$1.00 = RMB6.9430, the exchange rate in effect as of December 31, 2016, solely for the convenience of the readers.

C.	Board Practices

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

Terms of Directors and Executive Officers

All directors hold office until they are removed by ordinary resolution of the shareholders or become disqualified from being a director in accordance with the terms of our articles of association. In addition, the service agreements between us, our subsidiaries, if applicable, and the directors do not provide benefits upon termination of their service. Director nominations by the board of directors are subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires a majority of the votes cast at a shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors. For the periods of service of our directors as of December 31, 2016, see “—A. Directors and Senior Management.”

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

We had a total of 2,799, 7,028, and 8,277 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2016:

Function	Number of Employees
Management and administration	972
Customer service center	2,443
Sales and marketing	900
Research and product development	2,761
Regional service centers	1,201
Total	8,277

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2017 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on (i) 379,637,335 ordinary shares outstanding as of March 31, 2017, including 17,373,500 Class B ordinary shares outstanding and 362,263,835 Class A ordinary shares outstanding (excluding 1,594,209 Class A ordinary shares, represented by 531,403 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	%†	Voting Power††
Directors and Executive Officers:*
Dunde Yu(1)	8,968,697	10,423,503	19,392,200	5.0	20.9
Haifeng Yan(2)	8,623,736	6,949,997	15,573,733	4.1	14.5
Tie Li(3)	100,786,465	—	100,786,465	26.5	18.8
Jie Zhu(4)	100,786,465	—	100,786,465	26.5	18.8
Haoyu Shen(5)	78,061,780	—	78,061,780	20.6	14.6
Cindy Chen(6)	27,436,780	—	27,436,780	7.2	5.1
Frank Lin(7)	34,829,512	—	34,829,512	9.2	6.5
Steve Yue Ji(8)	16,198,364	—	16,198,364	4.3	3.0
James Jianzhang Liang(9)	12,481,034	—	12,481,034	3.3	2.3
Onward Choi(10)	**	—	**	**	**
Jack Xu(11)	**	—	**	**	**
Conor Chia-hung Yang	**	—	**	**	**
Wei Zhang	**	—	**	**	**
Enjie Wu	**	—	**	**	**
All directors and executive officers as a group	291,122,691	17,373,500	308,496,191	78.6	84.7

Principal Shareholders:
BHR Winwood Investment Management Limited(12)	100,786,465	—	100,786,465	26.5	18.8
Affiliates of JD.com, Inc.(13)	78,061,780	—	78,061,780	20.6	14.6
DCM V, L.P. and Affiliates(14)	34,829,512	—	34,829,512	9.2	6.5
Unicorn Riches Limited(15)	27,436,780	—	27,436,780	7.2	5.1
Dragon Rabbit Capital Limited(16)	4,104,137	10,423,503	14,527,640	3.8	20.2
Verne Capital Limited(17)	4,104,137	6,949,997	11,054,134	2.9	13.7

*	Except for Tie Li, Jie Zhu, Haoyu Shen, Cindy Chen, Frank Lin, Steve Yue Ji, James Jianzhang Liang, Onward Choi and Jack Xu, the business address of our directors and executive officers is Tuniu Building, No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**	Shares underlying vested options of less than 1% of our total outstanding shares on an as-converted basis.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of March 31, 2017, which is 379,637,335 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 362,263,835 Class A ordinary shares (excluding 1,594,209 Class A ordinary shares, represented by 531,403 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after March 31, 2016.

††	For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2017, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Represents (i) 4,864,560 Class A ordinary shares underlying the options or restricted shares that have become fully vested as of March 31, 2017 or will become fully vested within 60 days after March 31, 2017, and (ii) 4,104,137 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary.

(2)	Represents (i) 4,519,599 Class A ordinary shares underlying the options or restricted shares that have become fully vested as of March 31, 2017 or will become fully vested within 60 days after March 31, 2017, and (ii) 4,104,137 Class A ordinary shares and 6,949,997 Class B ordinary shares held by Verne Capital Limited, a British Virgin Islands company. Verne Capital Limited is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary.

(3)	Represents 100,786,465 Class A ordinary shares held by BHR Winwood Investment Management Limited. The business address of Mr. Li is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, PRC.

(4)	Represents 100,786,465 Class A ordinary shares held by BHR Winwood Investment Management Limited. The business address of Mr. Zhu is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, PRC.

(5)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited and (ii) 12,436,780 Class A ordinary shares held by JD.com E-Commerce (Investment) Hong Kong Corporation Limited. The business address of Mr. Shen is 15F, Building C, No. 18 Kechuang 11 Street, BDA, Beijing, PRC

(6)	Represents 27,436,780 Class A ordinary shares held by Unicorn Riches Limited. The business address of Ms. Chen is 6F, South Tower C, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100190, PRC.

(7)	Represents (i) 22,881,096 Class A ordinary shares held by DCM V, L.P., (ii) 558,324 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.

(8)	Represents 16,198,364 Class A ordinary shares held by Sequoia Capital 2010 CV Holdco, Ltd. The business address of Mr. Ji is 2805, Plaza 66 Tower 2, 1366 Nanjing West Road, Shanghai, PRC.

(9)	Represents 12,481,034 Class A ordinary shares held by Ctrip Investment Holding Ltd. The business address of Mr. Liang is Building 16, Sky SOHO, No. 968 Jinzhong Road, Shanghai, PRC.

(10)	The business address of Mr. Choi is Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing 100193, PRC.

(11)	The business address of Mr. Xu is 3000 Sand Hill Road, Building 4, Suite 100; Menlo Park, CA 94025.

(12)	BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC.

(13)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited, and (ii) 12,436,780 Class A ordinary shares held by JD.com E-commerce (Investment) Hong Kong Corporation Limited. The business address of Fabulous Jade Global Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Fabulous Jade is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., a NASDAQ listed company. The business address of JD.com E-Commerce (Investment) Hong Kong Corporation Limited is Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong. JD.com E-Commerce (Investment) Hong Kong Corporation Limited is a wholly-owned subsidiary of JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc. We refer to Fabulous Jade Global Limited and JD.com E-Commerce (Investment) Hong Kong Corporation Limited as “Affiliates of JD.com, Inc.”

(14)	Represents (i) 22,881,096 Class A ordinary shares held by DCM V, L.P., (ii) 558,324 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P., whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner is DCM Hybrid RMB Fund International Ltd. DCM Hybrid RMB Fund International Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian, and Peter W. Moran, the directors of DCM Hybrid RMB Fund International Ltd. The general partner of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is DCM Turbo Fund Investment Management, L.P., whose general partner is DCM Turbo Fund International, Ltd. DCM Turbo Fund International, Ltd., through DCM Turbo Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao and Jason Krikorian, the directors of DCM Turbo Fund International, Ltd. The business address of DCM V, L.P., DCM Affiliates Fund V, L.P., DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(15)	The business address of Unicorn Riches Limited is c/o Hony Capital Limited, Suite 2701, One Exchange Square, Central, Hong Kong. Unicorn Riches Limited is a wholly-owned subsidiary of Hony Capital Fund V, L.P. Hony Capital Fund V. L.P.’s general partner is Hony Capital Fund V GP, L.P. Hony Capital Fund V GP, L.P.’s general partner is Hony Capital Fund V GP Limited. John Huan Zhao and Legend Holdings Corporation, have 80% and 20%, respectively, equity ownership of Hony Capital Fund V GP Limited.

(16)	Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited is a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The business address of Dragon Rabbit Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(17)	Verne Capital Limited is a British Virgin Islands company. Verne Capital Limited is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary. The business address of Verne Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2017, 121,328,418 of our outstanding ordinary shares are held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 31.96% of our total outstanding shares. This includes 94,138,998 ordinary shares (excluding 1,594,209 Class A ordinary shares, represented by 531,403 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Private Placements, Repurchase and Redesignation

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Relationship with Ctrip

Ctrip Investment Holding Ltd. (“Ctrip”) has one director in common with our company. Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with our initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20,000,000 through a private placement transaction in May 2015. We conduct transactions in the ordinary course of business with Ctrip on the terms of arm-length transactions. We sell our packaged-tours through Ctrip’s online platform and the commission fees for Ctrip’s service were immaterial. Revenue from Ctrip consist of, commission fees for selling the hotel rooms and air tickets products through the Group’s online platform and packaged-tours sold to Ctrip, amounted of RMB3.5 million and RMB54.8 million for the years ended December 31, 2015 and 2016, respectively.

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

Relationship with HNA Tourism Group

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism over the next two years. The transaction contemplated by the share subscription agreement was completed on in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of us and HNA Tourism. As of December 31, 2016, we have acquired RMB 250 million (US$36.1 million) air tickets from HNA Tourism.

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

Our ADSs, each representing three of our Class A ordinary shares, have been listed on NASDAQ since May 9, 2014. Our ADSs trade under the symbol “TOUR.” The following table provides the high and low closing trading prices for our ADSs on NASDAQ since the date of our initial public offering:

	Trading Price Per ADS in US$
	High	Low
Annual Highs and Lows
2014 (since May 9, 2014)	24.00	10.07
2015	20.74	11.40
2016	16.00	7.80
Quarterly Highs and Lows
First Quarter 2015	15.58	12.04
Second Quarter 2015	20.74	12.59
Third Quarter 2015	17.62	11.40
Fourth Quarter 2015	16.91	11.75
First Quarter 2016	16.00	8.99
Second Quarter 2016	12.10	7.80
Third Quarter 2016	10.62	8.38
Fourth Quarter 2016	10.31	8.05
Monthly Highs and Lows
October 2016	10.31	8.99
November 2016	9.26	8.67
December 2016	8.79	8.05
January 2017	9.40	8.78
February 2017	9.13	8.33
March 2017	8.76	7.79
April 2017 (through April 13, 2017)	8.51	8.01

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ since May 9, 2014 under the symbol “TOUR.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in May 2014, insofar as they relate to the material terms of our ordinary shares.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 and amended in 2013 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011 and was amended in 2015 and 2016, respectively, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Tuniu Corporation is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Tuniu Corporation may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

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

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009 which has been amended in 2013 and 2015. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The SAT further released its Bulletin on Several Issues Concerning Enterprise Income Taxation on Income Arising from the Indirect Transfers of Property by Non-resident Enterprises (“SAT Bulletin 2015 No. 7” or “Bulletin 7”) which became effective on February 3, 2015. Bulletin 7 repealed the relevant Indirect Transfer provisions contained in Circular 698 and set forth more detailed rules for the tax treatment of Indirect Transfers of equity interests in PRC resident enterprises and other assets situated in China. Bulletin 7 abolished the previous mandatory reporting requirement for Indirect Transfers under Circular 698, and provides that the parties to an Indirect Transfer transaction have the option to decide whether to report the Indirect Transfer to the competent tax authorities. Applying a “substance over form” principle, when a non-resident enterprise structures an Indirect Transfer of an equity interest in a PRC resident enterprise or other assets situated in China to avoid taxation under the EIT through arrangements lacking reasonable commercial purposes, the Indirect Transfer will be re-characterized as a direct transfer. As a result, any gains derived from the Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Bulletin 7 provides de facto safe harbor treatment for situations in which a non-resident enterprise buys and then sells shares, in the public securities markets, of a foreign listed company that holds an equity interest in a PRC resident enterprise, and thereby realizes a capital gain. However, in order for the safe harbor treatment to apply, both the purchase and sale must be conducted on the public securities markets so as to preclude market manipulation, and the equity interests purchased and sold must be those in the same enterprise. When shares sold in the public securities markets were obtained before such shares were listed on a public securities market or were not purchased through a public securities market, or when shares were purchased on a public market but are to be sold through non-public markets, the safe harbor treatment would not be applicable. There is uncertainty as to the interpretation and application of SAT Circular 698 and Bulletin 7 and we and our non-PRC resident investors may be at risk of being taxed under SAT Circular 698 and Bulletin 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and Bulletin 7 or to establish that we should not be taxed under SAT Circular 698 and Bulletin 7. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

Although the law in this regard is unclear, we treat Nanjing Tuniu and its subsidiaries (our “consolidated affiliated entities”) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year. Assuming that we are the owner of our consolidated affiliated entities for United States federal income tax purposes and based upon our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2016.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2016, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In particular, the Renminbi has been depreciating against the U.S. dollar since August 2015, and it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2016, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB4,813.3 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$693.3 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB6.9430 for US$1.00 as of December 30, 2016, our U.S. dollar cash balance would have been US$144,030. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$130,936 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB6.9430 for US$1.00 as of December 30, 2016, our Renminbi cash balance would have been RMB6.9 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB7.6 million instead. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2016, we received a reimbursement of approximately US$0.4 million from the depositary net of US$0.1 million United States withholding tax.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, or the Form F-1, as amended (File No. 333-195075) in relation to our initial public offering of 8,580,000 ADSs, representing 25,740,000 Class A ordinary shares, which registration statement was declared effective by the SEC on May 8, 2014. We received proceeds of approximately US$68.2 million from our initial public offering.

For the period from May 8, 2014, the date that the Form F-1 was declared effective by the SEC, through December 31, 2016, we used all the net proceeds we received from our initial public offering for the following purposes, as set forth in the Form F-1: (i) expanding our sales and marketing efforts; (ii) expanding our product selection and offerings; (iii) strengthening our technology and products developments capabilities; and (iv) general corporate purposes, including funding strategic investments in and acquisitions of complementary businesses, assets and technologies.

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

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2016, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management has excluded one travel agency acquired during 2016, as described in Note 4 to the consolidated financial statements, from our assessment of the effectiveness of the internal control over financial reporting as of December 31, 2016. The financial statements of this travel agency constitute 0.5% and 1.8% of the total assets and the net revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this Form 20-F.

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

	2015		2016
Audit fees(1)	US$	1,436,719	US$	1,435,410
Audit-related fees(2)		—	US$	125,406
All other fees(3)		—	US$	230,801

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting, as well as the quarterly reviews of condensed consolidated financial information.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with certain financial due diligence projects.

(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 23, 2016, our board of directors authorized a share repurchase program under which we may repurchase up to US$150 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were presented as “treasury stock” in shareholder’s equity on the Group’s consolidated balance sheets. Treasury stock is accounted for under the cost method.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2016 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(2)	Average Price Paid Per ADS(2)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
August 23, 2016 to August 31, 2016	10,010	US$	9.21	10,010	US$	149,907,785
December 1, 2016 to December 31, 2016	318,423	US$	8.66	318,423	US$	147,148,952
Total	328,433	US$	8.68	328,433	US$	147,148,952

(1)	On August 23, 2016, our board of directors authorized a share repurchase program under which we may repurchase up to US$150 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months.

(2)	Each ADS represents three Class A ordinary shares.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a Cayman Islands company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Travers Thorp Alberga, our Cayman Islands counsel, has advised us that certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from the NASDAQ corporate governance listing standards. We followed home country practice for our private placements in December 2014, May 2015 and November 2015, which would have required shareholder approval under the NASDAQ Rules but for which there was no such requirement under Cayman Islands law. In addition, we have elected to follow home country practice in lieu of the requirement to hold an annual meeting of shareholders under NASDAQ Rule 5620(a).

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (file no. 333-195075), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014).

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated May 8, 2014 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198111), filed with the Security and Exchange Commission on August 13, 2014).

2.4	Third Amended and Restated Investors’ Rights Agreement dated as of August 28, 2013 among the Registrant, its ordinary shareholders, preferred shareholders and several other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.1	2008 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.4	English Translation of Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.5	English Translation of Amended and Restated Cooperation Agreement dated January 24, 2014 between Beijing Tuniu and Nanjing Tuniu (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.6	English Translation of Shareholders’ Voting Rights Agreement dated September 17, 2008 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.7	English Translation of Amended and Restated Powers of Attorney dated January 24, 2014 granted to Beijing Tuniu by each of the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

Exhibit Number	Description of Document

4.8	English Translation of Equity Interest Pledge Agreement dated September 17, 2008 among Beijing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.9	Subscription Agreement dated April 27, 2014 between Tuniu Corporation and Ctrip Investment Holding Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.10	Subscription Agreement dated April 25, 2014 between Tuniu Corporation and DCM Hybrid RMB Fund, L.P. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.11	Subscription Agreement dated April 25, 2014 between Tuniu Corporation and Qihoo 360 Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.12	Subscription Agreement dated December 15, 2014 between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Verne Capital Limited and Dragon Rabbit Capital Limited. (incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F (file no. 001-36430) filed with the Securities and Exchange Commission on April 17, 2015).

4.13	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and Fabulous Jade Global Limited (incorporated herein by reference to Exhibit 99.5 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4.14	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and Unicorn Riches Limited (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Unicorn Riches Limited and its affiliates with the Securities and Exchange Commission on May 18, 2015).

4.15	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and Sequoia Capital 2010 CV Holdco, Ltd. (incorporated herein by reference to Exhibit 99.4 to amendment no. 2 to Schedule 13D filed by Sequoia Capital 2010 CV Holdco, Ltd. with the Securities and Exchange Commission on May 18, 2015).

4.16	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. (incorporated herein by reference to Exhibit 2 to amendment no. 2 to Schedule 13D filed by DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. with the Securities and Exchange Commission on May 28, 2015).

4.17	Business Cooperation Agreement dated May 8, 2015 between Tuniu Corporation and JD.com, Inc. (incorporated herein by reference to Exhibit 99.6 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4.18	Investor Rights Agreement dated May 22, 2015 between Tuniu Corporation and Fabulous Jade Global Limited (incorporated herein by reference to Exhibit 99.7 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

Exhibit Number	Description of Document

4.19	Registration Rights Agreement dated as of May 22, 2015 between Tuniu Corporation and Unicorn Riches Limited (incorporated herein by reference to Exhibit 7.08 to amendment no. 1 to Schedule 13D filed by Unicorn Riches Limited with the Securities and Exchange Commission on May 26, 2015).

4.20	Subscription Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.1 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.21	Amendment No. 1 to Subscription Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.2 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.22	Investor Rights Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.3 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.23	Amendment No. 1 to Investor Rights Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.4 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.24	Amendment No. 2 to Investor Rights Agreement dated February 19, 2016 between Tuniu Corporation and BHR Winwood Investment Management Limited (incorporated herein by reference to Exhibit A to amendment no. 1 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 29, 2016).

8.1*	List of Significant Subsidiaries.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Travers Thorp Alberga.

15.3*	Consent of Fangda Partners.

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation

By:	/s/ Dunde Yu
Name: Dunde Yu
Title: Chairman and Chief Executive Officer

Date: April 17, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of Tuniu Corporation and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statements schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 in the accompanying Form 20-F, management has excluded one travel agency acquired during 2016, as described in Note 4 to the consolidated financial statements, from its assessment of internal control over financial reporting as of December 31, 2016 because the travel agency was acquired by the Company in purchase business combination during 2016. We have also excluded this travel agency from our audit of internal control over financial reporting. This travel agency excluded is a wholly-owned subsidiary of the Company whose total assets and net revenues represent 0.5% and 1.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 17, 2017

 TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2016

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	2,101,217	1,085,236	156,306
Restricted cash	338,997	124,561	17,941
Short-term investments	1,226,415	3,603,497	519,012
Accounts receivable, net	113,252	220,336	31,735
Amounts due from related parties	60,004	390,330	56,219
Prepayments and other current assets	1,285,607	1,632,329	235,104
Yield enhancement products and accrued interest	413,861	449,528	64,745
Total current assets	5,539,353	7,505,817	1,081,062

Non-current assets
Long term investments	—	58,764	8,464
Property and equipment, net	145,190	177,817	25,611
Intangible assets, net	715,548	592,267	85,304
Goodwill	136,569	147,639	21,264
Yield enhancement products over one year and accrued interest	300,267	562,643	81,037
Other non-current assets	349,214	46,468	6,693
Long-term amounts due from related parties	—	64,902	9,348
Total non-current assets	1,646,788	1,650,500	237,721
Total assets	7,186,141	9,156,317	1,318,783

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB3,325,804 and RMB4,342,344, as of December 31, 2015 and December 31, 2016, respectively):
Accounts payable	767,307	879,383	126,657
Amounts due to related parties	28,762	32,526	4,685
Salary and welfare payable	147,389	192,455	27,719
Taxes payable	8,429	11,619	1,673
Advances from customers	1,223,313	1,951,764	281,112
Accrued expenses and other current liabilities	1,026,282	589,288	84,876
Amounts due to the individual investors of yield enhancement products and accrued interests	589,151	871,914	125,582
Total current liabilities	3,790,633	4,528,949	652,304
Non-current liabilities
Deferred tax liabilities	24,415	23,456	3,378
Other non-current liabilities	33,370	31,472	4,533
Total non-current liabilities	57,785	54,928	7,911
Total liabilities	3,848,418	4,583,877	660,215

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2016

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Commitments and contingencies (Note 19)

Redeemable noncontrolling interests	—	90,072	12,973

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2015 and 2016; 286,970,892 shares (including 269,597,392 Class A shares and 17,373,500 Class B shares) and 379,470,757 shares (including 362,097,257 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2015 and 2016, respectively)	181	242	35
Less: Treasury stock	—	(19,708)	(2,839)
Additional paid-in capital	5,482,637	8,855,991	1,275,528
Accumulated other comprehensive income	167,025	400,925	57,745
Accumulated deficit	(2,328,423)	(4,755,514)	(684,936)
Total Tuniu Corporation shareholders’ equity	3,321,420	4,481,936	645,533
Noncontrolling interests	16,303	432	62
Total equity	3,337,723	4,482,368	645,595
Total liabilities, redeemable noncontrolling interests and equity	7,186,141	9,156,317	1,318,783

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2014, 2015 and 2016

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Organized tours	3,432,825	7,358,879	9,926,628	1,429,732
Self-guided tours	93,126	194,162	253,349	36,490
Others	28,756	127,745	385,603	55,538
Total revenues	3,554,707	7,680,786	10,565,580	1,521,760
Less: Business and related taxes	(19,768)	(35,526)	(17,307)	(2,493)
Net revenues	3,534,939	7,645,260	10,548,273	1,519,267
Cost of revenues	(3,308,801)	(7,274,675)	(9,921,304)	(1,428,965)
Gross profit	226,138	370,585	626,969	90,302

Operating expenses
Research and product development	(104,881)	(298,199)	(601,402)	(86,620)
Sales and marketing	(434,191)	(1,154,155)	(1,908,424)	(274,870)
General and administrative	(166,988)	(385,442)	(658,790)	(94,885)
Other operating income	6,902	12,175	22,323	3,215
Total operating expenses	(699,158)	(1,825,621)	(3,146,293)	(453,160)
Loss from operations	(473,020)	(1,455,036)	(2,519,324)	(362,858)
Other income/(expenses)
Interest income	31,284	76,516	87,305	12,575
Foreign exchange losses, net	(5,334)	(83,118)	(9,734)	(1,402)
Other loss, net	(788)	(1,336)	(2,553)	(368)
Loss before income tax expense	(447,858)	(1,462,974)	(2,444,306)	(352,053)
Income tax benefit	—	589	1,711	246
Net loss	(447,858)	(1,462,385)	(2,442,595)	(351,807)
Net loss attributable to noncontrolling interests	—	(3,006)	(15,470)	(2,228)
Net loss attributable to redeemable noncontrolling interests	—	—	(34)	(5)
Net loss attributable to Tuniu Corporation	(447,858)	(1,459,379)	(2,427,091)	(349,574)
Accretion on redeemable noncontrolling interests	—	—	(106)	(15)
Deemed dividends to preferred shareholders	(15,606)	—	—	—
Net loss attributable to ordinary shareholders	(463,464)	(1,459,379)	(2,427,197)	(349,589)

Net loss	(447,858)	(1,462,385)	(2,442,595)	(351,807)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	(1,358)	188,106	233,900	33,689
Comprehensive loss	(449,216)	(1,274,279)	(2,208,695)	(318,118)
Comprehensive loss attributable to noncontrolling interests	—	(3,006)	(15,470)	(2,228)
Comprehensive loss attributable to redeemable noncontrolling interests	—	—	(34)	(5)
Comprehensive loss attributable to Tuniu Corporation	(449,216)	(1,271,273)	(2,193,191)	(315,885)

Loss per share
Basic and diluted	(4.38)	(5.88)	(6.50)	(0.94)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	105,746,313	248,362,837	373,347,855	373,347,855

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Years Ended December 31, 2014, 2015 and 2016

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Treasury Stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total Tuniu Corporation Shareholders’ equity	Noncontrolling	Total Equity
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	(deficit)	interests	/(Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	26,000,000	18	—	—	200	(19,723)	(405,580)	(425,085)	—	(425,085)
Capital contribution from shareholders of VIE	—	—	—	—	70	—	—	70	—	70
Conversion of Series A,B,C and D Convertible Preferred Shares into ordinary shares upon the completion of initial public offering	85,852,919	56	—	—	731,991	—	—	732,047	—	732,047
Issuance of ordinary shares upon the initial public offering, net of issuance costs of RMB22,732	37,406,666	23	—	—	632,449	—	—	632,472	—	632,472
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB14,279	36,812,868	22	—	—	891,491	—	—	891,513	—	891,513
Issuance of ordinary shares pursuant to share incentive plan	2,363,469	2	—	—	3,353	—	—	3,355	—	3,355
Share-based compensation expenses	—	—	—	—	39,173	—	—	39,173	—	39,173
Foreign currency translation adjustments	—	—	—	—	—	(1,358)	—	(1,358)	—	(1,358)
Deemed dividend from modification of Series D Convertible Preferred Shares	—	—	—	—	—	—	(15,606)	(15,606)	—	(15,606)
Net loss	—	—	—	—	—	—	(447,858)	(447,858)	—	(447,858)
Balance as of December 31, 2014	188,435,922	121	—	—	2,298,727	(21,081)	(869,044)	1,408,723	—	1,408,723
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB1,078	93,750,000	57	—	—	3,104,457	—	—	3,104,514	—	3,104,514
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	20,122	20,122
Issuance of ordinary shares pursuant to share incentive plan	4,784,970	3	—	—	14,993	—	—	14,996	—	14,996
Share-based compensation expenses	—	—	—	—	65,143	—	—	65,143	—	65,143
Foreign currency translation adjustments	—	—	—	—	—	188,106	—	188,106	—	188,106
Acquisition of noncontrolling interests	—	—	—		(683)	—	—	(683)	(813)	(1,496)
Net loss	—	—	—	—	—	—	(1,459,379)	(1,459,379)	(3,006)	(1,462,385)
Balance as of December 31, 2015	286,970,892	181	—	—	5,482,637	167,025	(2,328,423)	3,321,420	16,303	3,337,723

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Years Ended December 31, 2014, 2015 and 2016

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Treasury Stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total Tuniu Corporation Shareholders’ equity	Noncontrolling	Total Equity
	Shares	Amount	Shares	Amount	capital	income/(loss)	Deficit	(deficit)	interests	/(Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB3,414	90,909,091	60	—	—	3,275,775	—	—	3,275,835	—	3,275,835
Repurchase of ordinary shares	—	—	(985,299)	(19,708)	—	—	—	(19,708)	—	(19,708)
Issuance of ordinary shares pursuant to share incentive plan	1,590,774	1	—	—	5,266	—	—	5,267	—	5,267
Share-based compensation expenses	—	—	—	—	92,419	—	—	92,419	—	92,419
Foreign currency translation adjustments	—	—	—	—	—	233,900	—	233,900	—	233,900
Remeasurement of prior year acquisitions	—	—	—	—	—	—	—	—	(401)	(401)
Accretion on redeemable noncontrolling interests	—	—	—	—	(106)	—	—	(106)	—	(106)
Net loss	—	—	—	—	—	—	(2,427,091)	(2,427,091)	(15,470)	(2,442,561)
Balance as of December 31, 2016	379,470,757	242	(985,299)	(19,708)	8,855,991	400,925	(4,755,514)	4,481,936	432	4,482,368
Balance as of December 31, 2016 (US$ (Note 2(d)))	379,470,757	35	(985,299)	(2,839)	1,275,528	57,745	(684,936)	645,533	62	645,595

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2015 and 2016

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(447,858)	(1,462,385)	(2,442,595)	(351,807)
Depreciation of property and equipment	10,869	28,041	66,510	9,579
Amortization of intangible assets	984	57,810	145,063	20,893
Allowance for doubtful accounts	—	—	30,919	4,453
Change in fair value of contingent consideration	—	—	(1,225)	(176)
Foreign exchange loss	2,729	106,271	7,597	1,094
Loss from disposal of property and equipment	62	210	859	124
Share-based compensation expenses	39,173	65,143	92,419	13,310
Change of deferred tax liabilities	—	(1,057)	(2,322)	(335)
Changes in operating assets and liabilities:
Accounts receivable	(6,356)	(74,475)	(76,810)	(11,063)
Amounts due from related parties	(637)	(59,367)	(395,228)	(56,925)
Prepayments and other current assets	(287,811)	(593,972)	(379,924)	(54,720)
Accrued interests of yield enhancement products	—	(6,374)	(29,318)	(4,223)
Other non-current assets	(13,374)	(317,775)	288,460	41,547
Accounts payable	84,394	320,502	78,768	11,345
Amounts due to related parties	—	28,762	3,764	542
Salary and welfare payable	—	66,728	42,688	6,148
Taxes payable	2,560	4,089	(1,075)	(155)
Advances from customers	242,090	532,335	728,534	104,931
Accrued expenses and other liabilities	102,073	775,008	(399,107)	(57,483)
Accrued interests of amounts due to the individual investors of yield enhancement products	—	4,679	8,065	1,161
Non-current liabilities	—	11,092	(5,486)	(790)
Net cash used in operating activities	(271,102)	(514,735)	(2,239,444)	(322,550)
Cash flows from investing activities:
Purchase of short-term investments	(547,575)	(1,139,691)	(5,097,309)	(734,165)
Proceeds from maturity of short-term investments	405,000	442,136	2,847,284	410,094
Purchase of yield enhancement products	—	(718,619)	(807,210)	(116,262)
Proceeds from maturity of yield enhancement products	—	10,865	538,485	77,558
Increase in loan receivable	—	—	(18,038)	(2,598)
Changes in restricted cash	(34,780)	(294,387)	214,436	30,885
Purchase of property and equipment and intangible assets	(50,622)	(155,478)	(117,894)	(16,980)
Cash paid for long-term investment	—	—	(57,500)	(8,282)
Proceeds from disposal of property and equipment	54	155	—	—
Cash paid for acquisition, net of cash received	—	(60,149)	(16,501)	(2,377)
Net cash used in investing activities	(227,923)	(1,915,168)	(2,514,247)	(362,127)

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2015 and 2016

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from financing activities:
Proceeds from the initial public offering, net of issuance cost	632,472	—	—	—
Proceeds from the private placement, net of issuance cost	905,590	2,430,223	3,275,835	471,818
Cash paid for repurchase of ordinary shares	—	—	(19,708)	(2,839)
Proceeds from issuance of ordinary shares upon exercise of options	2,335	12,637	8,483	1,222
Contingent consideration paid for business acquisitions	—	—	(2,250)	(324)
Acquisition of noncontrolling interests	—	(1,496)	—	—
Proceeds from sales of yield enhancement products	—	579,474	274,698	39,565
Repayment of short-term debt	—	(15,000)	—	—
Cash contribution from redeemable noncontrolling interest holders	—	—	90,000	12,963
Net cash provided by financing activities	1,540,397	3,005,838	3,627,058	522,405
Effect of exchange rate changes on cash and cash equivalents	(3,053)	67,560	110,652	15,940
Net increase in cash and cash equivalents	1,038,319	643,495	(1,015,981)	(146,332)
Cash and cash equivalents at the beginning of year	419,403	1,457,722	2,101,217	302,638
Cash and cash equivalents at the end of year	1,457,722	2,101,217	1,085,236	156,306
Supplemental disclosure of cash flow information
Income tax paid	—	—	1,506	217

Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	9,345	18,953	16,963	2,443
Deemed dividends to preferred shareholders	15,606	—	—	—
Accrued issuance cost related to private placement	14,076	—	—	—
Receivables related to exercise of stock options	(1,020)	(3,379)	(163)	(24)
Accrual related to business acquisition	—	42,116	39,344	5,667

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

As of December 31, 2016, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

Name of subsidiaries and Affiliated entities	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries of the Company:
Tuniu (HK) Limited	Established on May 20, 2011	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	Established on August 24, 2011	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	Established on September 8, 2008	PRC	100%
Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	Established on December 18, 2006	PRC	100%
Subsidiaries of VIE
Shanghai Tuniu International Travel Service Co., Ltd.	Acquired on August 22, 2008	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	Acquired on December 22, 2008	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	Acquired on November 18, 2009	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	Established on April 19, 2011	PRC	100%
Beijing Global Tour International Travel Service Co., Ltd.	Acquired on July 1, 2015	PRC	75.02%
Tuniu Insurance Brokers Co., Ltd.	Acquired on August 11, 2015	PRC	100%

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

In the years ended December 31, 2014, 2015 and 2016, the Company and its subsidiaries received service fees of RMB20,535, RMB42,367 and RMB109,572, respectively, from its consolidated Affiliated Entities, which were eliminated on the consolidated financial statement.

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

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2016, the aggregate accumulated deficit of the Affiliated Entities was RMB3,402 million prior elimination of transaction between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

The following assets, liabilities, revenues and loss of the Affiliated Entities were included in the consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	376,883	206,917	29,802
Restricted cash	138,997	123,748	17,823
Short-term investments	499,402	323,393	46,578
Accounts receivable, net	116,669	162,840	23,454
Intercompany receivables	130,945	7,039	1,014
Prepayments and other current assets	989,058	1,223,887	176,277
Yield enhancement products and accrued interest	413,861	449,528	64,745
Total current assets	2,665,815	2,497,352	359,693

Non-current assets
Long-term investments	—	75,000	10,802
Property and equipment, net	72,582	95,433	13,745
Intangible assets, net	100,125	100,286	14,444
Goodwill	136,569	137,074	19,743
Yield enhancement products over one year and accrued interest	300,267	562,643	81,037
Other non-current assets	23,136	35,551	5,121
Total non-current assets	632,679	1,005,987	144,892
Total assets	3,298,494	3,503,339	504,585

LIABILITIES
Current liabilities
Accounts payable	1,036,226	796,420	114,708
Salary and welfare payable	123,071	167,747	24,161
Taxes payable	6,668	8,206	1,182
Advances from customers	1,223,313	1,940,831	279,538
Intercompany payable	1,263,100	2,528,229	364,141
Accrued expenses and other current liabilities	347,375	557,226	80,257
Amount due to the individual investors of yield enhancement products	589,151	871,914	125,582
Total current liabilities	4,588,904	6,870,573	989,569
Non-current liabilities	39,750	31,460	4,531
Total liabilities	4,628,654	6,902,033	994,100

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues	3,736,473	7,755,914	10,579,601	1,523,780
Net loss	(128,299)	(1,051,691)	(2,054,471)	(295,905)
Net cash used in operating activities	(51,446)	(87,299)	(972,677)	(140,095)
Net cash provided by/(used in) investing activities	72,161	(1,374,894)	(193,029)	(27,802)
Net cash provided by financing activities	700	1,736,720	995,740	143,416

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

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of approximately RMB447,858, RMB1,459,379 and RMB2,427,091 in the years ended December 31, 2014, 2015 and 2016, respectively. Net cash used in operating activities was approximately RMB271,102 and RMB514,735 and RMB2,257,482 for the years ended December 31, 2014, 2015 and 2016, respectively. Accumulated deficit was RMB869,044, RMB2,328,423 and RMB4,755,514 as of December 31, 2014, 2015 and 2016, respectively. The Group has adopted ASU No. 2014-15, “Presentation of Financial Statements – Going Concern” in 2016. As of December 31, 2016, the Group had net current assets and management believes that the Group’s available cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include revenue recognition, recoverability of receivables, estimating useful lives and impairment for property and equipment and intangible assets, impairment for goodwill, the purchase price allocation in relation to business combination, fair value of contingent considerations with respect to business combinations, losses due to committed tour reservations, the valuation allowance for deferred tax assets, the determination of uncertain tax positions.

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

When preparing the consolidated financial statements presented in RMB, assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, and equity accounts are translated into RMB at historical exchange rates. Income and expense items are translated at average exchange rates prevailing during the respective fiscal years. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of accumulated other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity/ (deficit).

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB 6.9430 on December 31, 2016, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2016, or at any other rate.

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

 TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(e) Fair Value Measurement - continued

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, amounts due from and due to related parties, balance in relation to yield enhancement products, and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

(f) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks, other financial institutions and Alipay, a third party payment processor, which are unrestricted as to withdrawal or use.

(g) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash mainly represents (i) cash deposits required by tourism administration departments as a pledge to secure travelers’ rights and interests, (ii) cash deposits required by China Insurance Regulatory Commission for engaging in insurance agency or brokering activities, (iii) the deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee, and required by the Group’s business partners.

(h) Short-term Investments

Short-term investments are comprised of investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. Given the short-term nature, the carrying value of short-term investments approximates their fair value. There was no other-than-temporary impairment of short-term investments for the years ended December 31, 2014, 2015 and 2016.

(i) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the corporate customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less an allowance for doubtful accounts. The Group reviews accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. The Group evaluates the collectability of accounts receivable considering many factors including reviewing accounts receivable balances, historical bad debt rates, payment patterns, counterparties’ credit worthiness and financial conditions, and industry trend analysis. The Group recognized allowance for doubtful accounts of nil, nil and RMB5,297 for the year ended December 31, 2014, 2015 and 2016, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(j) Long-term investments

Long-term investments include cost-method investments and equity-method investments.

The Group accounts for the investment in a private entity of which the Group owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity as cost-method investment. The Group’s cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment's cost over its fair value when the impairment is deemed other-than-temporary.

The Group accounts for the investments in entities with significant influence under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from an investment is recognized in the consolidated statements of comprehensive loss. Dividends received reduce the carrying amount of the investment. Equity-method investment is reviewed for impairment by assessing if the decline in fair value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized when a decline in value is deemed to be other-than-temporary.

No event had occurred that indicated that an other-than-temporary impairment existed and therefore the Group did not record any impairment charges for its investments during the year ended December 31, 2016.

(k) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 years
Buildings	16 - 20 years
Furniture and fixtures	3 - 5 years
Vehicles	3 - 5 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset ranging from 1 – 9 years

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(k) Property and Equipment - continued

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

(l) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-used software in accordance with ASC 350-40, Internal-use software, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB6,837, RMB7,572 and RMB8,516 for the years ended December 31, 2014, 2015 and 2016, respectively. The amortization expense for capitalized software costs amounted to RMB727, RMB2,212 and RMB3,768 for the years ended December 31, 2014, 2015 and 2016, respectively. The unamortized amount of capitalized internal use software development costs was RMB17,124 as of December 31, 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(m) Business combination

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

 The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. The Group recognized adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined.

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Group. Consolidated net income (loss) on the consolidated statements of comprehensive income (loss) includes the net income (loss) attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

(n) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 3 years. Separatable intangible assets arising from acquisitions consist of trade names, customer relationship, software, non-compete agreements, travel licenses, insurance agency license and business cooperation agreement with JD.com Inc., which are amortized on a straight-line basis over their estimated useful lives of 3.5 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2014, 2015 and 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(o) Goodwill

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

No impairment loss was recognized for the year ended December 31, 2015 and 2016.

(p) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. No impairment of long-lived assets was recognized during the years ended December 31, 2014, 2015 and 2016.

(q) Advances from Customers

Customers pay in advance to purchase travel services. Cash proceeds received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met.

(r) Revenue Recognition

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

(r) Revenue Recognition - continued

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

Other revenues: Other revenues primarily comprise revenues generated from service fees received from insurance companies, other travel-related services, such as sales of tourist attraction tickets and visa processing services, fees for advertising services that the Group provides primarily to domestic and foreign tourism boards and bureaus, commission fees for hotel reservation and air-ticketing, service fees for financial services and interest income for yield enhancement products. Revenue is recognized when the services are rendered or when the tickets are issued.

The Group does not recognize revenue if customer refunds are warranted due to customer satisfaction issues or other reasons, which is generally known at the end of each tour when revenues are recognized. In the event of tour cancellation by customers, the liability associated with prepayments received from customers remains on the Group’s consolidated balance sheets until refunds are issued.

The Group commenced the financial business in 2015. Certain domestic financial assets exchanges (the "Exchange") and trust companies offered the yield enhancement products through the Group’s online platform and the Group charged these companies for the commission fees which were recorded as other revenue upon the delivery of service. The commission revenue were insignificant for the year ended December 31, 2015.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(r) Revenue Recognition - continued

Further, in certain cases, the Group purchased the yield enhancement products with maturities ranged from three months to two years from the Exchanges and trust companies and split all of the products into smaller amount yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to the individual investors through the Group’s online platform. The split of the products were arranged by Exchanges started from March 2016. As of December 31, 2015 and 2016, RMB413,861 and RMB449,528 of yield enhancement products purchased from the Exchanges and trust companies with maturities within one year and accrued interest were recorded in current assets, and RMB300,267 and RMB562,643 with the maturities over one year were recorded in non-current assets. The interest revenue of RMB8,740 and RMB78,666 was recorded as other revenue for the year ended December 31, 2015 and 2016, respectively. As of December 31, 2015 and 2016, RMB589,151 and RMB871,914 of yield enhancement products held by the individual investors with maturities within one year were recorded in current liabilities. The interest cost of RMB8,082 and RMB59,709 was recorded as cost of revenue for the year ended December 31, 2015 and 2016, respectively.

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

For membership points earned by customers as part of the customer reward program which provides travel awards upon point redemption, the Group estimates the incremental costs associated with the Group’s future obligation to its customers, and records them as sales and marketing expense in the consolidated statements of comprehensive loss. Unredeemed membership points are recorded in other current liabilities in the consolidated balance sheets. Cash rewards earned by customers are recorded as a reduction to revenue, with corresponding unclaimed amount recorded in other current liabilities. The Group estimate liabilities under the customer loyalty program based on accumulated membership points and cash rewards, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. Prior to April 2015, the Group recorded estimated liabilities for all points earned by customers as the Group did not have sufficient historical information to determine point forfeitures or breakage. The Group, with accumulated knowledge on membership points and cash rewards redemption and expiration, began to apply historical redemption rates in estimating the costs of points earned from May 2015 onwards. As of December 31, 2015 and 2016, liabilities recorded related to membership points and cash rewards are RMB34,633 and RMB46,594, respectively.

Business and related taxes, and value-added tax

The Group is mainly subject to business and related taxes on services provided in the PRC at applicable rates before May 1, 2016, which are deducted from revenues to arrive at net revenue. On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of value-added tax (“VAT”) was expanded to all industries in China. The Group’s business is subject to VAT since that date, and are permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Cost of Revenues

Cost of revenues mainly consists of costs to suppliers of organized tours, and salaries and other compensation-related expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses and interest expenses for yield enhancement products.

Committed tour reservations

In order to secure availabilities of tours during peak seasons such as holiday periods, the Group may enter into certain contractual commitments with suppliers to reserve tours for selected destinations. The Group is required to pay a deposit to ensure tour availabilities, and such prepayment is record in prepayments and other current assets on the consolidated balance sheets. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. Management estimates losses of the committed tour reservations on a periodic basis based on contractual terms and historical experience, and record such losses in the period the loss is considered probable. For the years ended December 31, 2014, 2015 and 2016, losses recorded in “cost of revenues” in the consolidated statements of comprehensive loss amounted to RMB4,134, RMB17,780 and RMB45,494, respectively.

(t) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expense and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB379,205, RMB899,015 and RMB1,270,598 for the years ended December 31, 2014, 2015 and 2016, respectively.

(u) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses to the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with repair or maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (see Note 2(l)).

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(v) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent liabilities. As of December 31, 2015 and 2016, deferred rent of RMB16,741 and RMB10,674 were recorded as current liabilities and RMB18,035 and RMB13,791 were recorded as non-current liabilities, respectively.

(w) Share-based Compensation

The Company applies ASC 718, “Compensation — Stock Compensation” to account for its share-based compensation program. In accordance with the guidance, the Company determines whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binominal option pricing model. Share-based compensation expenses are recorded net of an estimated forfeiture rate over the service period using the straight-line method. The modifications of the terms or conditions of the shared-based award are treated as an exchange of the original award for a new award. The incremental compensation expense is equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For options already vested as of the modification date, the Company immediately recognized the incremental value as compensation expenses. For options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these options.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(w) Share-based Compensation - continued

In April 2014, the Company adopted the 2014 Share Incentive Plan, which contains no such exercisability clause. For detail of the 2014 Share Incentive Plan, please refer to Note 16 of the consolidated financial statements.

The Group recognized share-based compensation expense of RMB39,173, RMB65,143 and RMB92,419 for the years ended December 31, 2014, 2015 and 2016, respectively, which was classified as follows:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	800	784	891	128
Research and product development	1,972	3,538	5,702	821
Sales and marketing	857	1,136	1,390	200
General and administrative	35,544	59,685	84,436	12,161
Total	39,173	65,143	92,419	13,310

(x) Income Taxes

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

Uncertain tax positions

The guidance in ASC 740 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(y) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB50,617, RMB131,291 and RMB256,801 for the years ended December 31, 2014, 2015 and 2016, respectively.

(z) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB6,902, RMB12,175 and RMB21,098 in the years ended December 31, 2014, 2015 and 2016, respectively.

(aa) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Accretion of the redeemable noncontrolling interests is deducted from the net income (loss) to arrive at net income (loss) attributable to the Company’s ordinary shareholders. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive. The preferred shares have been converted into ordinary shares upon the completion of the Group’s initial public offering (“IPO”) in May 2014. Except for voting rights, Class A and Class B shares have all the same rights and therefore the Group has elected not to use the two-class method.

(ab) Comprehensive Income (Loss)

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ac) Treasury stock

On August 23, 2016, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million worth of its ADS over the next 12 months. The repurchased shares were presented as “treasury stock” in equity on the Group’s consolidated balance sheets. Treasury stock is accounted for under the cost method.

(ad) Segment Reporting

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

(ae) Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively “ASC 606”).

The Group will adopt this new revenue standard effective on January 1, 2017 by applying the full retrospective method. The Group has reached conclusions on all key accounting assessments related to the new standard. However, the Group is still assessing impacts from guidance issued by the FASB Transition Resource Group as part of their November 2016 meeting and will continue to monitor and assess the impact of changes to the standard and interpretations as they become available. Also since the beginning of fiscal year 2017, the Group has made certain changes in our arrangements with the tour operators and our role in the organized tour arrangements has changed from a principal into an agent. As a result of adopting the new accounting standard and the change of the Group’s role, revenue from the organized tours will be mainly recognized on a net basis starting from January 1, 2017. Also the revenue standard is expected to change the timing of revenue recognition for packaged-tour services from the tours end to the departure day of the tour.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ae) Recently Issued Accounting Pronouncements - continued

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”(“ASU 2016-02”), which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheet. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted on a modified retrospective basis. The Group is in the process of evaluating the impact of adopting this guidance.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The ASU 2016-09 is effective for annual periods beginning after December 15, 2016 and early adoption is permitted. The Group is in the process of evaluating the impact of adopting this guidance.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (“ASU 2016-15”), which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The ASU 2016-15 is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of adopting this guidance.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ae) Recently Issued Accounting Pronouncements - continued

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2016-18”), which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of adopting this guidance.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Group is in the process of evaluating the impact of adopting this guidance and believes the adoption of this ASU will not have a material effect on the Company’s financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU 2017-04 is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of adopting this guidance.

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, accounts receivables and yield enhancement products. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on the corporate customers, travel agents and insurance companies and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues in the years ended December 31, 2014, 2015 and 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration

(a) Credit and Concentration Risks - continued

The following table summarized customers with greater than 10% of the accounts receivables:

	As of December 31,
	2015	2016
Customer A	13.3%	—

The Group has purchased financial products which include yield enhancement products issued by domestic Financial Assets Exchanges and Trust companies. The Group has set up a risk evaluation system on the issuers of credit quality, ultimate borrowers of asset management schemes, and conducts collectability assessment of the financial assets on timely basis. As of December 31, 2016, the Group believes the financial assets are financially sound based on publicly available information and management’s assessment does not foresee substantial credit risk with respect to these yield enhancement products.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Travel agencies

During the year ended December 31, 2016, the Group acquired 100% of equity interests of one offline travel agency to further expand the Group’s oversea tourism market and promote the Group’s destination service. The total purchase price of RMB28,077 included cash consideration of RMB16,507 and RMB11,570 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. As of December 31, 2016, the total unpaid consideration was amounted to RMB12,250. This business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including acquired cash of RMB8.3 million)	12,907
Trade names	2,464	9.5 years
Non-compete agreement	3,676	6 years
Goodwill	10,565
Deferred tax liability	(1,535)
Total purchase price	28,077

A preliminary allocation of the purchase price of above offline travel agency to the assets acquired and liabilities assumed was made based on available information and management’s current estimates, and is subject to revision as additional information about the fair value of individual assets and liabilities becomes available. The Group is in the process of finalizing the fair value of the current assets and current liabilities, and the amount of purchase price allocable to goodwill will be updated accordingly.

During the year ended December 31, 2015, the Group acquired the 90%, 100%, 75.02% and 80% of equity interests in four offline travel agencies, respectively. The Group gained access to the expanding Taiwan tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB115,498 included cash consideration of RMB100,163 and RMB15,335 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next three to four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2016, the Group finalized the purchase price allocation of acquisitions during the measurement period and obtained new fair value information related to certain assets acquired and liabilities assumed. The final purchase price allocation did not have material difference from the preliminary estimates made in 2015. The Group adjusted the purchase price allocation by increasing net liabilities by RMB2,891, decreasing customer relationships by RMB138, decreasing trade names by RMB449, decreasing non-compete agreement by RMB99, decreasing non-controlling interests by RMB401, increasing goodwill by RMB505, and decreasing deferred liabilities by RMB172. During the year ended December 31, 2016, the Group paid RMB7,973 of the cash consideration, and reversed RMB1,905 of contingent consideration based on the revaluation of the fair value. As of December 31, 2016, the total unpaid consideration was amounted to RMB27,094.

The business acquisitions were accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition - continued

Travel agencies - continued

	Amount	Estimated useful lives
Net liabilities (including the cash acquired of RMB24 million)	(59,923)
Travel licenses	25,100	20 years
Customer relationship	13,458	14.25-14.5 years
Trade names	39,170	7-14 years
Software	3,013	5 years
Non-compete agreement	1,683	3.5-5.25 years
Goodwill	133,324
Deferred tax liability	(20,606)
Noncontrolling interest	(19,721)
Total considerations	115,498

During the year ended December 31, 2015, subsequent to the acquisition, the Group acquired the remaining 10% equity interest of one of travel agencies with cash consideration of RMB1,496, which was treated as equity acquisition and the difference between the purchase consideration and the related carrying value of the noncontrolling interests of RMB683 was recorded as a reduction of additional paid-in capital during the year ended December 31, 2015.

Other acquisition

During the year ended December 31, 2015, the Group acquired 100% equity interests in a technology company which focuses on air ticketing platform development. The total consideration was RMB8,645. The business acquisitions were accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

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

The summary of the fair value of acquired intangible assets is as follows:

	Amount	Estimated useful lives
Exclusive operation right of leisure travel channel	405,406	5 years
Preferred partnership of hotel and air ticket reservation service	1,431	5 years
Internet traffic support	139,358	5 years
Marketing support	114,020	5 years
Total consideration	660,215

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	1,095,918	1,368,964	197,172
Interest income receivable	20,002	33,545	4,831
Prepayment for advertising expenses	92,339	36,736	5,291
Others	77,348	193,084	27,810
Total	1,285,607	1,632,329	235,104

The Group recognized a provision for other current assets of nil, nil and RMB25,622 for the year ended December 31, 2014, 2015 and 2016, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments consist of equity method investments and cost method investments.

Equity method investments

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42.5 million for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment due to the significant influence the Group has over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. No gain or loss was recognized for the year ended December 31, 2016, from this investment as Zhongshan had not started significant operation during the year.

Cost method investments

Cost method is used for investments where the Company does not have the ability to exercise significant influence over the investees. The carrying value of cost method investments was nil and RMB16,264 as of December 31, 2015 and 2016, respectively.

No impairment loss was recognized for long-term investments for the year ended December 31, 2015 and 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	89,127	145,962	21,023
Leasehold improvements	71,800	92,962	13,389
Buildings	2,578	5,604	807
Furniture and fixtures	15,479	17,709	2,551
Vehicles	156	864	124
Software	23,850	32,366	4,662
Subtotal	202,990	295,467	42,556
Less: Accumulated depreciation	(63,287)	(127,579)	(18,375)
Property and equipment subject to depreciation	139,703	167,888	24,181
Construction in progress	5,487	9,929	1,430
Total	145,190	177,817	25,611

Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were RMB10,869, RMB28,041 and RMB66,510, respectively.

9. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Travel license	29,206	30,490	4,391
Insurance agency license	11,711	11,711	1,687
Software	19,164	34,208	4,927
Trade names	39,619	41,634	5,997
Business Cooperation Agreements	660,215	660,215	95,091
Customer relationship	13,596	13,458	1,938
Non-compete agreements	2,822	6,399	922
Subtotal	776,333	798,115	114,953
Less: Accumulated amortization	(60,785)	(205,848)	(29,649)
Total	715,548	592,267	85,304

During the year 2015, the Group acquired an insurance agency for the total consideration of RMB58,720 to acquire the insurance agency license. The insurance agency was a dormant company and was not qualified as a business as it had no input or process to create output. The Group accounted this transactions as assets acquisition and the difference between the cash consideration and net assets of the insurance agency is recorded as insurance agency license which is amortized over 20 years on a straight line basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Intangible assets, net - continued

Amortization expenses for intangible assets were RMB984, RMB57,810 and RMB145,063 for the years ended December 31, 2014, 2015 and 2016.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2017	146,291	21,070
2018	146,006	21,029
2019	145,597	20,970
2020	92,174	13,276
2021	10,408	1,499
Thereafter	51,791	7,460
Total	592,267	85,304

10. Goodwill

The changes in the carrying amount of goodwill for the years ended December 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	—	136,569	19,670
Increase in goodwill related to acquisitions during the year	136,569	10,565	1,521
Remeasurement of prior year acquisitions	—	505	73
Accumulated impairment loss	—	—	—
Balance at the end of year	136,569	147,639	21,264

11. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers - HNA	324,680	—	—
Other long-term assets	24,534	46,468	6,693
Balance at the end of year	349,214	46,468	6,693

The Group prepaid US$100 million for air tickets and hotels resources to HNA Tourism Holdings Group Co., Ltd. (“HNA”) during the year ended December 31, 2015. As of December 31, 2015, the prepayments to suppliers were disclosed as prepayments and other current assets US$50 million and other non-current assets US$50 million according to the service period. The prepayment was reclassified as amounts due from related parties since January 2016, when the transaction of HNA’s investment in the Company was completed.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users	31,269	56,793	8,180
Deposit from HNA	649,360	—	—
Payable for business acquisition	26,781	21,664	3,121
Accrued liabilities related to customers incentive program	34,633	46,594	6,711
Accrued professional service fees	12,373	25,156	3,623
Accrued advertising expenses	56,293	315,651	45,463
Notes payable	70,000	—	—
Advanced payment from banks	21,575	11,006	1,585
Others	123,998	112,424	16,193
Total	1,026,282	589,288	84,876

Deposits from packaged-tour users represent cash paid to the Group as a deposit for overseas tours, and such amount is refundable upon completion of the tours.

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

13. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2014, 2015 and 2016.

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

Nanjing Tuniu obtained in 2010 its HNTE certificate with a valid period of three years and successfully renewed such certificate in December 2013 and December 2016 for additional three years, respectively. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. Nanjing Tuniu entered into the first tax profitable year for the year ended December 31, 2014.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For Years Ended December 31,
	2014	2015	2016
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(22.4)	(22.5)	(23.2)
Permanent book – tax difference	(12.1)	(0.1)	1.0
Difference in EIT rates of certain subsidiaries	0.0	(3.1)	(2.0)
Effect of tax holiday	9.5	0.7	(0.7)
Total	0.0	0.0	0.1

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	(42,567)	(9,974)	—	—
Basic net loss per share effect	(0.40)	(0.04)	—	—
Diluted net loss per share effect	(0.40)	(0.04)	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Income Taxes - continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	21,765	112,946	16,268
Net operating loss carry forwards	459,109	944,772	136,076
Carryforwards of un-deducted advertising expenses	31	2,634	379
Allowance for doubtful accounts	—	7,730	1,113
Subtotal	480,905	1,068,082	153,836
Less: valuation allowance	(480,905)	(1,068,082)	(153,836)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arisen from business combination	(24,415)	(23,456)	(3,378)
Total non-current deferred tax assets, net	(24,415)	(23,456)	(3,378)

As of December 31, 2016, the Group had net operating loss carryforwards of RMB3,779,088 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2017 for the amount of RMB65,684 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2018 and 2021. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2015 and 2016, valuation allowances of RMB480,905 and RMB1,068,082 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as the beginning of the year	46,121	150,817	480,905	69,265
Additions	112,421	332,086	596,944	85,978
Written off for expiration of net operating losses	—	(1,998)	(9,767)	(1,407)
Utilization of previously unrecognized tax losses and un-deductible advertising expenses	(7,725)	—	—	—
Balance as the end of the year	150,817	480,905	1,068,082	153,836

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Redeemable noncontrolling interests

In December 2016, the Group entered into an investment agreement with certain investors (“noncontrolling shareholders”) to establish a subsidiary. The noncontrolling shareholders contributed RMB90,000 and held 30% equity interest. Pursuant to the investment agreement, the noncontrolling shareholders have the option to request the Group to redeem their equity interests at an agreed price after three years of the investment.

The Group recorded the noncontrolling interests as redeemable noncontrolling interests, outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480. The Group elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests. The accretion, which increases the carrying value of the redeemable noncontrolling interests, is recorded against additional paid-in capital.

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2015 and 2016 is as follows:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	—	—	—
Capital contribution from redeemable noncontrolling interests	—	90,000	12,963
Net losses attributable to redeemable noncontrolling interests	—	(34)	(5)
Accretion on redeemable noncontrolling interests	—	106	15
Balance as of December 31	—	90,072	12,973

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

On November 20, 2015, the Company entered into a share subscription agreement with HNA Tourism Holdings Group Co., Ltd. (“HNA”), pursuant to which the Company issued 90,909,091 Class A ordinary shares for a total proceeds of RMB3,279 million (US$500 million). The transaction was closed on January 21, 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Share-based Compensation Expenses

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant share options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 11,500,000 ordinary shares. In December 2012, the Board of Directors approved an increase in the number of shares available for issuance under the plan to 18,375,140 ordinary shares. In April 2014 the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase the ordinary shares reserved under the2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis. In December 2016, the Board of Directors approved an increase in the number of shares available for issuance under the 2014 Plan to 7,942, 675 ordinary shares.

The share options granted under the 2008 plan have a contractual term of six years, and ones under 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2008 plan, incentive awards are only exercisable upon occurrence of certain defined exercisable events. The Group did not recognize any share-based compensation expense for the awards granted until the completion of the Company’s IPO on May 9, 2014 upon which the performance condition was satisfied.

Share-based compensation expense of RMB39,173, RMB65,143 and RMB92,419 was recognized for the years ended December 31, 2014, 2015 and 2016, respectively.

Share options

The following table summarizes the Company’s option activities:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$’000

Outstanding at January 1, 2016	30,081,811	2.94	7.01	71,711
Granted	8,203,575	2.58	—	—
Exercised	(1,510,968)	0.51	—	—
Forfeited	(1,813,853)	2.62	—	—
Modified	(3,630,121)	—	—	—
Outstanding at December 31, 2016	31,330,444	1.86	6.81	34,999
Vested and expected to vest at December 31, 2016	30,229,780	1.83	6.73	34,403
Exercisable at December 31, 2016	14,147,380	1.15	4.33	25,697

On May 15, 2014, the Company modified the exercise price of 576,000 share options granted on April 1, 2014 from US$5.00 to US$3.00. The incremental compensation expense of RMB1,698 was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. The incremental compensation expenses are recognized over the remaining service period of these options.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Share-based Compensation Expenses - continued

On December 8, 2014, the Company extended the contract life of 2,159,812 share options granted under 2008 plan from six years to ten years. The incremental compensation expense was insignificant and was recognized immediately since the share options were fully vested.

On March 4, 2016, the Company modified the exercise price of 14,478,293 share options granted under 2014 Plan to US$3.09. The incremental compensation expense of RMB23,197 (US$3,341) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For options already vested as of the modification date, the Company immediately recognized the incremental value as compensation expenses. For options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these options.

On May 31, 2016, the Company modified the exercise price of 7,260,242 share options to US$0.0001 and the number of share options was reduced to 3,630,121. The incremental compensation expense was insignificant and are recognized over the remaining service period.

The total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 were RMB68,094, RMB150,325 and RMB26,587(US$3,829), respectively.

The weighted-average grant date fair value for options granted during the years ended December 31, 2014, 2015 and 2016 was US$3.57, US$2.40and US$1.47, respectively, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2014, 2015, and 2016 was RMB23,849, RMB50,089 and RMB67,727(US$9,755), respectively.

The Company estimated the expected volatility at the date of grant date and each option valuation date based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its ordinary shares in the foreseeable future. Time to maturity is the contract life of the option, and estimated forfeiture rates are determined based on historical employee turnover rate.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Share-based Compensation Expenses - continued

The grant date fair value of each option is calculated using a binomial option pricing model with the following assumptions:

	2014	2015	2016

Expected volatility	50%-51.1%	50.9%-51.7%	55.86%-57.49%
Risk-free interest rate	1.99-2.6%	2.09%-2.24%	1.85%-2.4%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%	0%
Time to maturity (in years)	6-10	10	10
Expected forfeiture rate (post-vesting)	0-20%	0-20%	0-20%
Fair value of the common share on the date of option grant	US$3.33-6.98 RMB20.66-43.31	US$4.21-5.26 RMB27.27-34.07	US$2.68-2.97 RMB18.6-20.60

As of December 31, 2016, there was RMB239,158 in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 2.85 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2015 and 2016 were RMB1,694 and RMB1,777, respectively.

The fair value of restricted shares with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of restricted shares	Weighted average grant date fair value

Outstanding as of January 1, 2016	227,808	4.00
Grant	255,000	2.80
Vested	(79,806)	3.86
Outstanding as of December 31, 2016	403,002	3.27
Vested and expected to vest at December 31, 2016	403,002	3.27

As of December 31, 2016, there was RMB8,610 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 3.00years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(447,858)	(1,459,379)	(2,427,091)	(349,574)
Accretion on redeemable noncontrolling interests	—	—	(106)	(15)
Deemed dividends upon redesignation of Series D Preferred Shares	(15,606)	—	—	—
Numerator for basic and diluted net loss per share	(463,464)	(1,459,379)	(2,427,197)	(349,589)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	105,746,313	248,362,837	373,347,855	373,347,855
Loss per share-basic and diluted	(4.38)	(5.88)	(6.50)	(0.94)

For the years ended December 31, 2014, 2015 and 2016, the Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and restricted shares with the number of 21,445,228, 30,309,619 and 31,733,446, respectively.

18. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB3,500 million, or 78% of the Group’s total consolidated net assets as of December 31, 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Commitments and Contingencies

(a) Operating Lease Agreement

The Group leases its offices under non-cancelable operating lease agreements. Certain of these arrangements contain free or escalating rent clauses. The Group recognizes rental expense under such arrangements on a straight-line basis over the lease term. Rental expenses amounting to RMB15,969, RMB36,445 and RMB86,830 during the years ended December 31, 2014, 2015 and 2016, respectively, were charged to the consolidated statements of comprehensive loss when incurred.

As of December 31, 2016, future minimum commitments under non-cancelable agreements were as follows:

Years Ending December 31,	RMB	US$ (Note 2(d))
2017	67,381	9,705
2018	55,506	7,995
2019	42,934	6,184
2020	37,166	5,353
2021 and thereafter	15,609	2,248
Total	218,596	31,485

(b) Capital Commitments

As of December 31, 2016, capital commitments relating to leasehold improvement and purchase of equipment were approximately RMB9,741.

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

(d) Other commitment

Deposit or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB199 million as of December 31, 2016, which occupies the Group’s credit facilities granted by banks.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Ctrip”)	one board director of the Group
JD.com, Inc. (“JD”)	one board director of the Group
HNA Tourism Holdings Group Co., Ltd. (“HNA”)	two board directors of the Group

a)	Transactions with related parties:

Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with the Company’s initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15 million through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20 million through a private placement transaction in May 2015.

The Group sells the packaged-tours through Ctrip’s online platform and the commission fees for Ctrip’s service were insignificant. Revenue from Ctrip consist of, commission fees for selling the hotel rooms and air tickets products through the Group’s online platform and packaged-tours sold to Ctrip, amounted of RMB3.5 million and RMB54.8 million for the years ended December 31, 2015 and 2016, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Related party transactions and balances - continued

a)	Transactions with related parties: - continued

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

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism Holdings Group Co., Ltd., for total consideration of RMB3,279 million (US$500 million).

HNA agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules, and the Group undertook to acquire no less than US$100 million products and services sourced from HNA over the next two years. During the year ended December 31, 2016, the Group purchased RMB250.5 million (US$36.1 million) air tickets from HNA.

b)	Balances with related parties:

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
Current:
Due from Ctrip	59,142	30,668	4,417
Due from JD	862	3,374	486
Prepayment to HNA	—	356,288	51,316
Total	60,004	390,330	56,219

Non-current:
Prepayment to HNA	—	64,902	9,348

Current:
Due to Ctrip	28,669	32,526	4,685
Due to JD	93	—	—
Total	28,762	32,526	4,685

FINANCIAL STATEMENTS SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	1,090,097	3,428	494
Amounts due from subsidiaries	3,468,022	7,436,798	1,071,122
Prepayments and other current assets	4,888	1,007	145
Total current assets	4,563,007	7,441,233	1,071,761

Intangible assets	607,669	475,626	68,504
Total assets	5,170,676	7,916,859	1,140,265

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	664,420	8,662	1,248
Total current liabilities	664,420	8,662	1,248
Non-current liabilities
Investments deficit in subsidiaries and VIE	1,185,106	3,426,261	493,484
Total non-current liabilities	1,185,106	3,426,261	493,484
Total liabilities	1,849,526	3,434,923	494,732

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2015 and 2016; 286,970,892 shares (including 269,597,392 Class A shares and 17,373,500 Class B shares) and 379,470,757 shares (including 362,097,257 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2015 and 2016, respectively)	181	242	35
Less: Treasury stock	—	(19,708)	(2,839)
Additional paid-in capital	5,482,367	8,855,991	1,275,528
Accumulated other comprehensive income	167,025	400,925	57,745
Accumulated deficit	(2,328,423)	(4,755,514)	(684,936)
Total Tuniu Corporation shareholders’ equity	3,321,150	4,481,936	645,533
Total liabilities and equity	5,170,676	7,916,859	1,140,265

FINANCIAL STATEMENTS SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
Research and product development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(5,617)	(19,016)	(11,657)	(1,679)
Share of loss of subsidiaries and affiliated entities	(446,159)	(1,341,212)	(2,250,534)	(324,144)
Other operating income	415	—	—	—
Total operating expenses	(451,361)	(1,360,228)	(2,262,191)	(325,823)
Loss from operations	(451,361)	(1,360,228)	(2,262,191)	(325,823)
Other income/(expenses)
Interest income	6,619	19,183	1,418	204
Foreign exchange losses, net	(3,116)	(119,161)	(167,405)	(24,112)
Other income, net	—	827	1,087	157
Loss before income tax expense	(447,858)	(1,459,379)	(2,427,091)	(349,574)

Net loss	(447,858)	(1,459,379)	(2,427,091)	(349,574)
Accretion on redeemable noncontrolling interests	—	—	(106)	(15)
Deemed dividends to preferred shareholders	(15,606)	—	—	—
Net loss attributable to ordinary shareholders	(463,464)	(1,459,379)	(2,427,197)	(349,589)

Net loss	(447,858)	(1,459,379)	(2,427,091)	(349,574)
Other comprehensive income/( loss)
Foreign currency translation adjustment, net of nil tax	(1,358)	188,106	233,900	33,689
Comprehensive loss	(449,216)	(1,271,273)	(2,193,191)	(315,885)

FINANCIAL STATEMENTS SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Cash (used in) provided by operating activities	2,636	645,364	(661,029)	(95,208)
Cash used in investing activities	(518,690)	(3,434,719)	(3,972,014)	(572,089)
Cash provided by financing activities	1,540,397	2,442,860	3,264,610	470,202

Effect of exchange rate changes on cash and cash equivalents	(3,040)	113,312	281,764	40,582
Net increase /(decrease) in cash and cash equivalents	1,021,303	(233,183)	(1,086,669)	(156,513)
Cash and cash equivalents at the beginning of year	301,977	1,323,280	1,090,097	157,007
Cash and cash equivalents at the end of year	1,323,280	1,090,097	3,428	494
Supplemental disclosure of non-cash investing and financing activities
Deemed dividends to preferred shareholders	15,606	—	—	—
Accrued issuance cost related to private placement	14,076	—	—	—
Receivables related to exercise of stock option	(1,020)	(3,379)	(163)	(24)

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

As of December 31, 2016, the Company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.

