Form 20-F
period 2017-12-31
Tuniu Corp
filed 2018-04-26
CIK 1597095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.........................

For the transition period from          to

Commission file number: 001-36430

Tuniu Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Tuniu Building No. 699-32 Xuanwudadao, Xuanwu District Nanjing, Jiangsu Province 210042 The People’s Republic of China
(Address of principal executive offices)

Ms. Maria Yi Xin, Chief Financial Officer

Telephone: +(86 25) 6960-9988

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

371,544,515 Class A ordinary shares (excluding 413,529 Class A ordinary shares, represented by American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2017.

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

The following table presents selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss for the three years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss for the year ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

We adopted ASC 606, Revenue from Contracts with Customers, effective on January 1, 2017 by applying the full retrospective method. For the years ended December 31, 2015 and 2016, we have recast certain of the following financial data as a result of the adoption of ASC 606, Revenue from Contracts with Customers. See Note 2(ae) “Recently Issued Accounting Pronouncements” to our consolidated financial statements included in this Annual Report on Form 20-F for further information regarding these changes. In addition, since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. As a result of the change of our role, revenue from the organized tours for 2017 was mainly recognized on a net basis. Under ASC 606, Revenue from Contracts with Customers, substantially all revenues from our organized tours for the years ended December 31, 2015 and 2016 continued to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016. Revenues and cost of revenues for the years ended December 31, 2013 and 2014 were not recast and were presented in accordance with ASC 605, Revenue Recognition.

	For the Years Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Packaged tours	1,941,727	3,525,951	7,578,822	10,147,148	1,589,353	244,279
Others	20,744	28,756	127,804	401,100	602,747	92,641

Total revenues	1,962,471	3,554,707	7,706,626	10,548,248	2,192,100	336,920
Less: Business and related taxes	(12,784)	(19,768)	(35,526)	(17,307)	—	—

Net revenues	1,949,687	3,534,939	7,671,100	10,530,941	2,192,100	336,920
Cost of revenues	(1,829,665)	(3,308,801)	(7,309,062)	(9,891,736)	(1,024,206)	(157,418)

Gross profit	120,022	226,138	362,038	639,205	1,167,894	179,502

Operating expenses:
Research and product development	(38,994)	(104,881)	(298,199)	(601,402)	(541,126)	(83,170)
Sales and marketing	(110,071)	(434,191)	(1,149,512)	(1,900,397)	(894,148)	(137,428)
General and administrative	(69,679)	(166,988)	(385,442)	(658,790)	(637,795)	(98,027)
Other operating income	1,689	6,902	12,175	22,323	21,749	3,343

Loss from operations	(97,033)	(473,020)	(1,458,940)	(2,499,061)	(883,426)	(135,780)
Other income/(expenses):
Interest income	16,163	31,284	76,516	87,305	130,250	20,019
Foreign exchange gains/(losses), net	1,286	(5,334)	(83,118)	(9,734)	(2,394)	(368)
Other loss, net	(48)	(788)	(1,334)	(2,553)	(121)	(19)

Loss before income tax expense	(79,632)	(447,858)	(1,466,876)	(2,424,043)	(755,691)	(116,148)
Income tax benefit/(expense)	—	—	589	1,711	(15,625)	(2,402)

Net loss	(79,632)	(447,858)	(1,466,287)	(2,422,332)	(771,316)	(118,550)

Less: Net loss attributable to noncontrolling interests	—	—	(3,006)	(15,104)	(4,934)	(758)
Less: Net (loss)/income attributable to redeemable noncontrolling interests	—	—	—	(34)	922	142
Net loss attributable to Tuniu Corporation	(79,632)	(447,858)	(1,463,281)	(2,407,194)	(767,304)	(117,934)
Accretion on redeemable noncontrolling interest	—	—	—	(106)	(5,725)	(880)
Deemed dividends to preferred shareholders	(59,428)	(15,606)	—	—	—	—
Net loss attributable to ordinary shareholders	(139,060)	(463,464)	(1,463,281)	(2,407,300)	(773,029)	(118,814)

Net loss per ordinary share attributable to ordinary shareholders
Basic	(5.35)	(4.38)	(5.89)	(6.45)	(2.04)	(0.31)
Diluted	(5.35)	(4.38)	(5.89)	(6.45)	(2.04)	(0.31)
Net loss per ADS attributable to ordinary shareholders
Basic	(16.05)	(13.15)	(17.67)	(19.35)	(6.12)	(0.93)
Diluted	(16.05)	(13.15)	(17.67)	(19.35)	(6.12)	(0.93)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	105,746,313	248,362,837	373,347,855	378,230,039	378,230,039

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	419,403	1,457,722	2,101,217	1,085,236	484,101	74,405
Restricted cash	9,250	44,030	338,997	124,561	91,810	14,111
Short-term investments	327,000	468,570	1,226,415	3,603,497	3,084,634	474,100
Prepayments and other current assets	286,560	575,297	1,285,607	1,632,329	939,463	144,393
Total assets	1,075,373	2,645,017	7,186,141	9,171,654	6,657,805	1,023,287
Accounts payable	288,965	382,705	855,588	1,022,704	852,500	131,027
Advances from customers	396,738	638,828	1,138,009	1,806,493	1,210,615	186,068
Total liabilities	784,017	1,236,294	3,851,394	4,581,927	2,963,777	455,525
Total mezzanine equity	716,441	—	—	90,072	96,719	14,865
Total shareholders’(deficit)/equity	(425,086)	1,408,723	3,334,747	4,499,655	3,597,309	552,897

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash provided by/(used in) operating activities	116,736	(271,102)	(514,735)	(2,239,444)	(418,649)	(64,347)
Net cash (used in)/ provided by investing activities	(304,218)	(227,923)	(1,915,168)	(2,514,247)	648,306	99,644
Net cash provided by/(used in)financing activities	306,360	1,540,397	3,005,838	3,627,058	(784,766)	(120,616)

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6563	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Declines or disruptions in the leisure travel industry in China may materially and adversely affect our business and results of operations.

We are dependent on the leisure travel industry for substantially all of our revenues. The leisure travel industry is dependent on personal discretionary spending levels, which may be materially and adversely affected by economic downturns and recessions. Although the leisure travel industry in China has experienced rapid growth over the past decade, any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operations. The Chinese economy has slowed down in recent years and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.9% in 2017. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. Any severe or prolonged slowdown in the Chinese economy, slowdown in the growth rate of disposable income per capita in China or the recurrence of any financial disruptions may materially and adversely affect the leisure travel industry in China and our business, financial condition and results of operations.

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. For example, the travel industry was negatively impacted by the outbreak of Ebola hemorrhagic fever in West Africa beginning in March 2014, the disappearance of a Malaysia Airlines flight in March 2014 as well as the crashes of Malaysia Airlines and AirAsia flights in July and December 2014, respectively, the earthquake in Jiuzhaigou, China in August 2017 as well as the volcanic eruption in Bali, Indonesia in November 2017, which all had a negative impact on our target customers. In addition, leisure travel products and services to overseas destinations accounted for over 67.1% of our packaged tour gross bookings in 2017. Even though China has recently reached agreements with certain countries such as the United States and Canada to relax existing travel visa restrictions for Chinese nationals, our overseas leisure travel business may be negatively affected by any adverse change in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrests, wars, imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the Nice terrorist attack in France, the coup in Turkey, and the deployment of THAAD by South Korea in 2016 negatively impacted short-term travel demand for the tours to the affected regions. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or to retain existing customers, and our business, financial condition and results of operations could suffer.

Our success depends on our ability to attract new customers and retain existing customers, which in turn requires our continual provision of a wide array of competitive travel products and services. In light of the rapidly rising levels of disposable income in China, demand for vacation, recreation and other forms of leisure travel has increased rapidly in recent years. Participants in the online travel industry are continually developing new travel products and services in response to increasing customer demand. We strive to stay abreast of emerging and rapidly changing customer preferences and to continue to anticipate trends that will appeal to existing and potential customers. We will also continue to invest in research and development in order to constantly improve the speed, accuracy and comprehensiveness of our online platform. If we fail to keep on improving our travel products and services and platform at a competitive pace, we may lose customers to our competitors and may not attract new customers. In addition to packaged tours, we provide other travel-related services, such as sales of tourist attraction tickets, visa application services, financial services, hotel booking services, air ticketing services, train ticketing services, bus ticketing services, car rental services and insurance services. We intend to further broaden our product selection by extending our coverage of departing cities and travel destinations as well as offering more departure time selections. If we fail to continue to source quality travel products and services tailored to accommodate our customers’ changing needs and preferences, we may not be able to sell additional products and services to our current customers, retain our current customers or attract new customers, and our business, financial condition and results of operations will be materially and adversely affected.

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

We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.

Our ability to ensure satisfactory customer experience in a large part depends on travel suppliers to provide high-quality travel products and services. Our reputation and brand will be negatively affected if travel suppliers fail to provide quality travel products and services.

The actions we take to monitor and enhance the performance of travel suppliers may be inadequate in timely discovering quality issues. There have been customer complaints and litigation against us due to travel suppliers’ failure to provide satisfactory travel products or services. If our customers are dissatisfied with the travel products and services provided, they may reduce their use of, or completely forgo, our online platform, and may even demand refunds of their payments to us or claim compensation from us for the damages suffered as a result of travel suppliers’ performance or misconduct, which could materially and adversely affect our business, financial condition and results of operations.

We have incurred losses in the past and will likely incur losses in the future.

We have incurred net losses historically and will likely continue to incur losses in the future as we grow our business. We had a net loss of RMB1,466.3 million, RMB2,422.3 million and RMB771.3 million (US$118.6 million) in 2015, 2016 and 2017, respectively. Our historical net losses were partially attributable to our spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. We expect that we will continue to incur expenses to further grow our business, which will affect our profitability and cash flow from operations in the future.

In addition, our ability to achieve profitability is affected by various factors that are beyond our control. For example, our revenues and profitability depend on the continual development of the online leisure travel industry in China and consumers’ preference to make travel bookings online. We cannot assure you that making travel bookings online will become more widely accepted in China or that consumers will increase their spending on online leisure travel booking. Factors negatively affecting travel suppliers’ profitability will in turn adversely affect our financial condition and results of operations.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected and we will likely continue to incur net loss in the near future.

We face intense competition and may not be able to compete successfully against existing and new competitors.

We operate in China’s highly competitive travel industry. We compete with not only other online travel companies, but also traditional travel service providers and tour operators, airlines and hotels and large, established Internet search engines. See “Item 4.B. Information on the Company—Business Overview—Competition.” Some of our current and potential competitors may have greater financial, marketing and other resources than we do. In addition, some of our competitors may be acquired by, receive investments from or enter into strategic relationships with larger, well-established and well-financed companies or investors. Furthermore, our business model causes us to maintain a cooperative-competitive relationship with some of our competitors, especially tour operators, who also supplies travel products to customers directly or through our competitors’ platforms.

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

Recognition and reputation of our “Tuniu” brand among our targeted customers and travel suppliers have contributed significantly to our growth. We have made continual investments in enhancing awareness of our brand among customers and travel suppliers since our inception. Our brand recognition and reputation also depend on our ability to provide high-quality customer services, address customer needs and handle customer complaints properly, maintain our relationships with travel suppliers and provide a user-friendly online platform. See “—Risks Related to Our Business and Industry—Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations”, “—Risks Related to Our Business and Industry—If we are unable to maintain existing relationships with travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer” and “—Risks Related to Our Business and Industry—The proper functioning of our online platform, including our web and mobile platforms, and management systems is essential to our business. Any failure to maintain their satisfactory performance will materially and adversely affect our business, reputation, financial condition and results of operations.” Failure to maintain the strength of our brand could reduce the number of customers and deteriorate our relationships with travel suppliers.

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

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers’ claims arising from or relating to travel-related accidents. Although we are not the primary obligor for providing the travel services since the beginning of 2017, as we enter into contracts with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of travel suppliers or other service providers, over which we have no or limited control. See also “—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.” We maintain insurance coverage for our liabilities as a travel company, and are indemnified by the liable travel suppliers for the damages claimed by our customers. However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customers’ misconduct during their travels, over which we have no or limited control. Such accidents and misconduct, even if not resulting from our or travel suppliers’ negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

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

In 2017, the number of orders placed through our mobile platform accounted for over 90% of total orders placed through our online platform and average daily unique visitors on our mobile platform accounted for over 70% of the average daily unique visitors on our online platform. As a result, our mobile platform serves as an important and integral part of our customers’ research on travel-related information. The lower functionality, speed and memory generally associated with mobile devices may make it more difficult for our customers to fully access our mobile platform, and we may fail to attract and retain a significant portion of the growing number of customers who search for and book travel products and services through mobile devices. We may also experience difficulties monetizing customer traffic to our mobile platform.

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

If we are unable to maintain existing relationships with travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer.

Our business is dependent on our ability to maintain our relationships and arrangements with existing travel suppliers. For most of our suppliers, we do not prohibit travel suppliers from developing business relationships with our competitors or selling, through their direct sales, travel products that are the same as or similar to those they supply to us. If we are unable to maintain satisfactory relationships with our existing travel suppliers, or if travel suppliers establish similar or more favorable relationships with our competitors, or if travel suppliers increase their competition with us through their direct sales, we may not have the necessary supply to meet the needs of our customers, or we may not obtain it at satisfactory rates. We do not enter into any long-term agreements with travel suppliers. We cannot assure you that travel suppliers will renew our agreements in the future on favorable terms or terms similar to those we currently have agreed. Travel suppliers may increase the prices that they charge us or the deposits that they require from us. As a result, the amount, pricing and breadth of travel products and services that we are able to offer may be reduced and our business and results of operations could be materially and adversely affected.

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

For peak seasons and for certain tours and destinations, we have made commitments with a number of travel suppliers to purchase packaged tours, hotel rooms and air tickets before selling them to our customers. If we are unable to accurately predict demand for the packaged tours, hotel rooms and air tickets that we are committed to purchase and which are nonrefundable, we would be responsible for bearing the cost of the travel products we are unable to sell, and our financial condition and results of operations would be adversely affected.

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

To manage our growth and expansion, and to achieve profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our N-Booking system and other management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with travel suppliers and customers. All of these objectives entail risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion has required us to operate in new cities in China, including a number of small cities in China, where we may have difficulty in adjusting to local market demands and regulatory requirements. We cannot assure you that we will be able to effectively manage our growth and expansion or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

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

If we are unable to identify, attract, hire, train and retain key individuals and highly skilled employees, our business may be adversely affected

Our future performance depends on the continued service of our senior management, in particular, Mr. Dunde Yu, our co-founder, chairman and chief executive officer. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. There is no assurance that we can continue to retain their services and there can be no assurance that they will not compete against us.

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

As part of our growth strategy, we intend to develop and offer new travel products and services to satisfy the evolving needs of our customers. In January 2016, we launched an open platform for air ticketing and hotel booking services. New bundles such as the “Air Ticket plus X” and “Hotel plus X” allow our new services to closely complement our core leisure travel services. We also launched bus ticketing and car rental channels in order to provide leisure travellers with the most comprehensive solutions. We have limited experience and operating history in developing and operating these new services. These and other new products and services we may offer in the future present operating and marketing challenges that are different from those we currently encounter. In addition, the market for our new travel products and services may be highly competitive. If we fail to successfully develop and offer our new travel products and services in an increasingly competitive market, we may not be able to capture the growth opportunities associated with them or recover the development and marketing costs, and our future results of operations and growth strategies could be adversely affected.

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

We have limited experience in operating our self-operated local tour operators, which may negatively affect our business, financial condition and results of operations.

Starting in 2016, we further strengthened our presence in the travel supply chain by introducing a number of self-operated local tour operators in major destinations such as Xiamen, Beijing, and Changsha. We operate our self-operated local tour operators primarily through Xiamen Suiwang International Travel Service Co., Ltd., a wholly owned subsidiary of us established in January 2016. Our self-operated local tour operators directly provide destination-based services to our organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. Similar to our travel suppliers, our self-operated local tour operators coordinate the tours based on pre-arranged itineraries and cover all components of the tours including transportations, accommodations, entertainments, meals and tour guide services. The tour guides directly serving our customers are either directly employed by us or working for us on a contract basis. By operating the self-operated local tour operators, we are able to exercise greater control over the quality of our trips and utilize years of data on travel preference to design more suitable products for consumers. As of March 31, 2018, we operate our own local tour operators in 12 domestic destinations and 2 international destinations.

We have limited experience in operating our self-operated local tour operators. The local leisure travel industry is highly fragmented, so our self-operated local tour operators may encounter fierce competition from peers. Furthermore, if any destinations where we have self-operated local tour operators are negatively affected by external events such as earthquake, such events may negatively affect the business of our self-operated local tour operator as it will be difficult for the affected self-operated local tour operators to change the pre-arranged itineraries of the customers. In addition, we may not be able to adequately control and ensure the quality of service provided by the tour guides directly serving our customers, in particular the tour guides working for us on a contract basis. If our tour guides fail to provide high quality services in a timely manner to our customer or violate any applicable PRC laws and regulations, or in the case of customer injury or death due to the negligence or misconduct of our tour guides, we may be liable for compensation, which may adversely affect our reputation, business, financial condition and results of operations.

If the fragmented travel industry in China becomes consolidated, our business, financial condition and results of operations may be adversely affected.

China’s enormous size and population, imbalanced economic development and differences in consumer behavior across the country have created a highly fragmented and diverse travel industry. In recent years, customers have been shifting from highly fragmented traditional offline travel companies to travel websites for a wider product selection and greater convenience. If, however, traditional tour operators form alliances, or merge or consolidate among themselves, or if one of travel suppliers is acquired by another company with which we do not have a relationship, we may not be able to maintain our strength in offering a wider selection of travel products and services as compared to traditional travel companies, and our business, financial condition and results of operations may be adversely affected.

The Tourism Law and the Measures for Administration of the Overseas Tours of Chinese Citizens may reduce the demand of organized tours and materially and adversely affect our business and results of operations.

On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the Tourism Law, which became effective as of October 1, 2013 and was amended in 2016. The Measures for the Administration of the Overseas Tours of Chinese Citizens which was issued by the State Council on May 27, 2002, became effective as of July 1, 2002 and was amended in 2017. The Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens impose more stringent restrictions on tour operators. Pursuant to the Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens, tour operators are prohibited from arranging compulsory shopping or other activities which charge additional fees on top of the contract prices that the tourist has already paid, unless it is agreed upon by both parties through consultation or requested by the tourist and does not affect the itinerary of other tourists. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Travel Companies.” If travel suppliers fail to comply with these restrictions, our reputation and brand may be negatively affected. In addition, as a result of the Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens, the commissions or rebates that tour operators receive from shopping establishments have declined and organized tour prices have risen, which have reduced the demand for organized tours in the short term and may continue to reduce the demand for organized tours in the future. If customers cannot adapt to the increased organized tour prices, our business and results of operations will be materially and adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2017. However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

We adopted an incentive compensation plan in 2008, or the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted a separate incentive compensation plan in 2014, or the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.” As of March 31, 2018, there were options to acquire 4,041,659 ordinary shares outstanding under the 2008 Plan, and options to acquire 12,854,567 ordinary shares and 81,946 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request them to transfer all of their equity interests in Nanjing Tuniu to a PRC entity or individual designated by us, to the extent permitted by PRC laws. We rely on Messrs. Dunde Yu, who is our founder, director and beneficial owner, Messrs. Haifeng Yan, who was our co-founder and is our director and beneficial owner, Messrs. Tong Wang, Jiping Wang, Xin Wen and Yongquan Tan, who are our beneficial owners and Mr. Haifeng Wang, who is an employee of one of our shareholders, to abide by the PRC law. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Nanjing Tuniu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008 and was amended in February 2017, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, or the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, which was issued in April 2009 and was amended in December 2017 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises (“Bulletin 7”) promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public stock market ) without a reasonable commercial purpose, the PRC tax authorities have the discretion to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, gains derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Bulletin 7, the transfer that meets all of the following conditions shall be directly deemed as having no reasonable commercial purposes: (i) more than 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company's revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

There is uncertainty as to the interpretation and application of Bulletin 7. If an Indirect Transfer occurs for us, we and our non-PRC resident investors may be at risk of being taxed under Bulletin 7, and we may be required to expend valuable resources to comply with Bulletin 7 or to establish that we should not be taxed under Bulletin 7.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert the U.S. dollars we received from our initial public offering into Renminbi to pay our operating expenses, any appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the amount of the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

Online payment systems in China are at the stage of development and may restrict our ability to expand our online business.

Online payment systems in China are at the stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely acceptable to consumers in China as in the United States and other developed countries. The lack of wide acceptance of online payment systems and concerns regarding the adequacy of system security may limit the number of online commercial transactions that we can service. If online payment services and their security capabilities are not significantly enhanced, our ability to grow our online business may be limited.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. From the time our ADSs became listed on Nasdaq on May 9, 2014 through April 23, 2018, the trading price of our ADSs has ranged from US$24.99 to US$5.81per ADS, and the last reported trading price on April 23, 2018 was US$6.19 per ADS. The prices of our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading prices of our ADSs may also be affected by changes in the U.S. stock markets in general.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 4.46% of our outstanding ordinary shares as of March 31, 2018, representing 31.85% of our total voting power. As of March 31, 2018, our directors and officers beneficially own an aggregate of 77.6% of our outstanding shares representing 83.9% of our total voting power.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2018, we had 389,123,410 ordinary shares outstanding, comprising of (i) 371,749,910 Class A ordinary shares (excluding the 208,134 Class A ordinary shares, represented by ADSs, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,373,500 Class B ordinary shares. Among these shares, 103,625,073 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

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

No assurance can be given with respect to our PFIC status for the taxable year ended December 31, 2017 or any future taxable year. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of becoming classified as a PFIC will substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. For more information, see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2018 Revision) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2018 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Differences in Corporate Law.”

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

We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travellers. Our online platform, which comprises our tuniu.com website and mobile platform, provides comprehensive product and travel information through user-friendly interfaces to enable leisure travellers to plan their travels and search for itineraries that best suit their needs. Our online platform contains travel guides featuring photos, information and recommendations for all destinations we cover, as well as user-generated content that serves as valuable references for other travellers.

Our recognized brand in leisure travel and growing customer base enable us to source a broad range of products from high-quality travel suppliers at competitive prices. We rigorously select travel suppliers to ensure quality and reliability. We have developed our proprietary supply chain management system—N-Booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time, through the web or mobile devices to more efficiently manage travel products and better understand customer preferences. In 2016, we upgraded our supplier management system and data analytics system in order to better facilitate the cooperation between the suppliers and us. In addition, to further broaden the range of our products and better serve our customers, we enter into strategic agreements with various industry partners from time to time. For example, in December 2014, we entered into a strategic cooperation agreement with Ctrip.com International, Ltd., a leading travel service provider in China, in order to expand our collaboration on shared travel resources. In November 2015, we formed a strategic partnership with HNA Tourism, under which HNA Tourism undertook to provide us with its premium airline and hotel resources at a preferential rate, under fair competition market rules.

Our Products and Services

We offer a wide array of packaged tours and other travel-related services to meet the diverse travel needs and preferences of leisure travellers in China.

Packaged Tours

Packaged tours offered on our platform consist of organized tours and self-guided tours. Our core strength is in overseas leisure travel products and services, which contributed over 67.1% of our packaged tour gross bookings in 2017.

Organized Tours: Organized tours offer the benefits of pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services. By booking an organized tour on our platform, our customers can achieve cost savings compared to booking each component separately and enjoy a pleasant and hassle-free travel experience.

Organized tours offered on our platform cover over nearly all of the popular tourist destinations among Chinese travellers, such as Europe, Japan, Thailand, Middle East, Africa and the United States, as well as all of the popular tourist attractions in China.

Organized tour product portfolio offered on our platform also includes local tours, which mainly consist of weekend getaways and themed tours, such as waterresort tours, historical town tours, ski tours and hot spring tours, and mainly target customers who want to spend one to three days away from their departing cities. Typically, local tours have lower average gross bookings per trip as compared to other types of organized tours.

In addition, to address the needs of group travellers who cannot be satisfied with off-the-shelf standard packaged travel products, such as companies planning travel retreats and families planning the group tours, we provide customized tours to cater to such specific travel needs. Our group travel tour advisors work closely with travel suppliers and our customers to design travel products and itineraries that meet such customers’ unique needs.

Self-guided Tours: Self-guided tours offered on our platform consist of combinations of flights and hotel bookings and other optional add-ons, such as airport pick-ups that travellers can choose at their willingness. These products are offered at attractive prices compared to booking each travel product separately. The self-guided tours target leisure travellers who prefer greater flexibility during their vacations and who do not need tour guide services. Due to the breadth of travel suppliers that are available on our platform, we are able to provide a wide selection of self-guided tours, covering a large number of hotels and airlines, and have developed the most comprehensive product offerings for selected popular destinations.

Other Travel-Related Services

Our other travel-related services comprise mainly sales of tourist attraction tickets, visa application services, financial services, hotel booking services, air ticketing services, train ticketing services, bus ticketing services, car rental services and insurance services. We earn a commission or service fee on these services. In addition, we provide advertising services to domestic and foreign tourism boards and bureaus on our online platform.

Our Online Platform and Offline Service Network

We reach and serve customers through multiple online and offline channels, including our tuniu.com website, mobile platform, a primary call center in Nanjing, a regional call center in Suqian and our offline retail stores across China.

Our online platform provides our customers with the tools and information to conveniently plan, book and purchase travel products and services. In addition, our online platform presents comprehensive product information and travel requirements through user-friendly interfaces for leisure travellers to easily search for, compare and place orders for product offerings that best suit their needs. We have well-trained tour advisors and customer service representatives located at our centralized call center to supplement our online transaction infrastructure by providing our customers with professional advice and guidance throughout their travel planning and bookings process as well as timely support before and during their travels. The inclusion of a customer-focused, service network is particularly important to customers of our travel products with high selling prices as these customers usually demand more assistance and attention in their travel planning.

Our Website

Our website, tuniu.com, provides a one-stop travel platform for our customers to do everything from researching travel destinations to booking travel products. In addition to our product information such as tour duration, departure time and destination descriptions, our website features comprehensive travel advice ranging from basic information to professional and user recommendations and travellers’ reviews for the destinations we cover. Users can post questions regarding specific products and receive timely responses online from our well-trained tour advisors and customer service representatives, which facilitates their travel planning, product selection, reservations and payments. Our user-friendly interface enables users to quickly and easily evaluate and compare a wide array of travel products. Customers can also raise complaints about our travel products and services through the online-messaging function on our website.

We encourage our customers to share photos, stories and other travel-related information on our website. We have built a large and fast-growing collection of customer reviews and travel stories which we believe are attractive and useful to our current and prospective customers. As of December 31, 2017, we had more than 4 million customer reviews and approximately 70,000 travel stories and destination guides on our website. The Travelogue forum on our website, which is organized based on destinations, provides our customers with an easy and intuitive way to access various topics of interest. Registered members can share their travel experiences and interact with other members by posting questions and receiving answers from fellow forum members. We have a comprehensive collection of descriptions and photos of different destinations. Our website also provides other useful travel-related information, such as weather forecasts, exchange rates, train schedules and subway maps to further enhance user experience.

A transaction on our website generally involves the following steps:

Browse. A customer typically enters one of our over 420 city webpages by selecting his location or departing city. The customer can easily browse our product selection by travel destination. In order to allow customers to locate the products they are interested in, our website also arranges our travel product offerings into different categories, such as organized tours, self-guided tours, corporate tours, cruises, tourist attractions tickets, self-drive tours, accommodation reservation, and transportation tickets. The customer can also choose to browse through our best-sellers for each of local tours, domestic tours, overseas tours, self-guided tours and tourist attractions tickets.

Search and Select. A customer conducts a search for a particular product on our website by defining desired parameters, such as destinations, departing cities, departure time, product types, tour duration, number of travellers, prices and itineraries. We provide the customer with information regarding each travel product in detail together with photographs of the destinations and hotels as well as customer reviews and ratings. Our website displays various possible selections and provides additional information about the products. The customer can sort, refine or rank search results by further defining certain search parameters such as price range, customer ratings, popularity and keywords. Our online Q&A feature enables the customer to raise inquiries and receive timely responses to facilitate their research. In addition, the comparison tool on our website displays details of different travel products side-by-side, enabling the customer to evaluate different travel products easily.

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

Contract Confirmation. At this stage, a customer is required to confirm that he agrees to the terms and conditions of his purchase. The customer can submit his confirmation online or sign the contract related to his purchase in one of our offline retail stores or send us the signed contract. Contracts are entered between us and the customer directly.

Payment. After confirming the terms of a contract, a customer will be directed to the payment webpage. We offer our customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms. In addition, the customer can pay at one of our offline retail stores. If available, the customer can also discount the purchase price of our travel products by using our coupons and travel vouchers. Electronic confirmations are sent to the customer’s e-mail address or mobile phone and the customer can use the itinerary management function on our website or APP to check his booking details as well as amend or cancel his bookings.

Review. After completing his or her trips, a customer is provided with incentives such as coupons to return to our website to write reviews and travel stories and share his or her experience on our Travelogue forum. This increases transparency regarding our travel product quality and increases customer stickiness. We regard customer reviews and travel stories, which provide valuable information to potential customers, as important criteria in assessing the quality and performance of travel suppliers and travel products.

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

Our Customer Services

When selecting a travel company or platform, leisure travellers often look beyond factors such as prices and selection and focus on enjoyable experiences, in which our customer services play a crucial part. We believe that the quality customer services provided by our well-trained tour advisors and customer service representatives attract our customers towards our online platform.

Offline nationwide service network. Our primary call center is located in our headquarter in Nanjing, and we have a regional call center in Suqian, Jiangsu province dedicated to customer service as well. Our call centers provide 24-hour-a-day, seven-day-a-week customer services before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them according to destinations to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure our customers receive quality services. In October 2013 and 2015, we obtained the Best Call Center Award in the CCM Awards that was jointly organized by Customer Care Management (CCM) World Group and CC-CMM Organization, and we were rewarded the Golden Tone Award from 51CallCenter for three consecutive years in October of 2014, 2015 and 2016, a call center and business process outsourcing industry group, for offering outstanding call center and customer service experiences. In 2017, we were awarded the Best Call Center and Full Customer Service by CFIP and CCCS, as well as the Call Center with best user feedback by CAEC.

Tour Advisors. Tour advisors are well-trained through in-house training workshops as well as training sessions provided by the travel suppliers to closely assist our customers throughout their travel planning and booking process from pre-sale consultation to final order confirmation. Our tour advisors are equipped with product expertise to guide customers through the details of available packaged tours on our online platform and provide insightful advice on customers’ desired travel destinations. Our tour advisors provide professional guidance on product selection, price, travel requirements and payment to ensure an efficient and informed shopping experience.

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

Supply Chain Management

As of December 31, 2017, we had over 16,500 travel suppliers available on our platform, which primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable these travel suppliers to extend their reach to potentially millions of Internet users in China and fulfill their needs for inventory management, attracts new quality travel suppliers and builds stronger ties with the existing travel suppliers. We have a product procurement team who is dedicated to developing and enhancing our relationships with existing and prospective travel suppliers.

We source a broad range of products from travel suppliers who have significant advantages in the destinations we cover and who offer travel products at competitive prices, which enhances our ability to attract more customers to our online platform. Our growing customer base in turn attracts more travel suppliers, creating a virtuous cycle that strengthens our leading market position.

We generally enter into contracts with travel suppliers based on our standard form. Travel suppliers often pay us rebates based on our business volume. In addition, some of the travel suppliers require prepayments for reserving tour availabilities. Typically, we settle payment with travel suppliers on a monthly basis, although travel suppliers can also request for an early settlement on a discounted basis. To date, substantially all of the travel suppliers have sought to pursue continuing cooperation opportunities with us. In order to support and retain suppliers, in November 2014, we entered into framework cooperation agreements with four PRC-based banks under which the banks intend to make available loan facilities to us or our suppliers. See “—Financial Services” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We conduct a rigorous process in qualifying travel suppliers and in selecting their travel products and services to be offered on our platform. In qualifying a potential travel supplier, we focus on its reputation, product quality, track record, credibility and price competitiveness.

In addition, travel suppliers can participate in biddings for priority listings, prominent placements for biddings and advertising displays on our website for the travel products they supply.

Product Selection

We adopt an open-source procurement strategy to source quality travel products in the destinations we cover. Our product procurement team works closely with travel suppliers to ensure that customers are provided with high-quality travel products. In addition, we conduct regular price comparisons for travel products to assess the competitiveness of the pricing of travel products offered on our platform.

Supply Management

We host one major procurement event each year and present major travel suppliers with our estimated volume demand. We also constantly communicate with travel suppliers, mainly through our product procurement team and our proprietary N-Booking system, to keep them informed of any changes to the supply outlook so that they can respond to customer demand in a timely manner. This helps us and the travel suppliers make timely adjustments to procurement plans.

Supplier Quality Control

We have developed product and service provision protocols for travel suppliers to follow. Given that we have offline retail stores throughout China, which help us to closely track the performance of travel suppliers in each locale through our offline retail stores. We have a dedicated team in charge of monitoring travel suppliers based on customer feedback; which also provides recommendations for travel suppliers to improve their service quality and the products they supply. We impose penalties on travel suppliers or cease listing their travel products on our platform if their products fail to meet our quality standards or if we receive valid complaints from our customers. We also prepare regular assessment reports on travel suppliers based on the popularity, quality and price competitiveness of their travel products. To monitor and further improve the quality of travel suppliers and the products and services we offer, we proactively collect feedback from our customers after their travels.

N-Booking System

We have developed a proprietary N-Booking system, accessible via web and mobile, that offers travel suppliers the following features:

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

Data Analysis. Supported by our big data platform, travel suppliers can analyze and understand user behavior based on their browsing history. Travel suppliers can keep track of traffic brought to the travel products supplied by them on our online platform and are able to evaluate the competitiveness of different travel products. We believe the user information gathered from our online platform reflects current leisure travel market trends in China and provides excellent market insights to travel suppliers for their procurement planning and product design. By leveraging our data mining and analytics capabilities, travel suppliers are able to develop a more in-depth understanding of customers’ behaviors and preferences, potentially unlocking significant value.

Financial Services

We currently offer a range of financial services, which complement our core leisure travel business, to both travellers and travel suppliers. Our financial services are designed to systematically support the overall development of the leisure travel market in China by funding customers’ travels and supporting suppliers’ growth. For travellers, we provide travel financing products enabling travellers to travel with an initial down payment, which has been particularly popular among the young generation of travellers who are more price-sensitive. In addition, we also offer yield enhancement products and insurance products to our customers. For travel suppliers, we provide various types of loans that optimize working capital for the selected suppliers, allowing them to provide high-quality travel products on a larger scale.

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

We believe that an advanced technology platform is vital to our growth and success. In 2012, we obtained ISO 9001:2008 certification for our quality management system indicating our compliance with internationally recognized standards for quality control.

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

Big Data Analysis

We gather and analyze customer behavior and data for our procurement, inventory management and marketing purposes. We also provide selected data to travel suppliers, enabling them to optimize their product designs and marketing strategies.

Big Data Platform. We have developed our big data platform based on a distributed computing system. Such data analytics capabilities help us to gain a deeper understanding of existing and prospective customers and market trends, make customized recommendations to customers and improve our applications and products accordingly.

Streaming Data Analysis. We have also built a streaming data processing pipeline based on our big data platform to view the browsing history of the users of our online platform and to allow travel suppliers to review their performance data near real-time.

Web Content Mining. Our web content processing system links user generated content which includes customer reviews, travel stories and tips as well as destination guides such as locations, hotels and tourist attractions. This allows users of our online platform to obtain information of different destinations and travel products and services in a user-friendly manner.

N-Booking System

Our N-Booking system streamlines the interactions between us and travel suppliers. Our N-Booking system also allows travel suppliers to receive booking information real-time through the web or mobile devices to more efficiently manage travel products and better understand customer preferences. See “—Supply Chain Management—N-Booking System.”

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

Dynamic Packaging System

We have leveraged our data analytics capabilities to develop a dynamic packaging system that enables our users to customize their own travel packages tailored to individual travellers’ needs. This system is able to combine trip components from different suppliers to provide truly customized trips, automating and placing in the hands of our customers a function that was previously performed manually. It uses algorithms and past customer data to filter out unnatural choices and provide customers with relevant choices based on their ascertainable behavior. We believe this is one of the first systems of its type in China.

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

Marketing and Brand Building

We continue to build and maintain a strong Tuniu brand through both traditional offline marketing media and online marketing channels. We conduct offline advertising primarily via television and outdoor advertisements. For our television marketing, we have placed a number of commercials on various television channels across China. Our outdoor marketing includes advertisements on buses and subways. In addition, we also organize targeted campaigns, make promotional and seasonal offers and cooperate with domestic and foreign tourism boards and bureaus in holding promotional events and marketing campaigns.

While our offline advertising plays an important role in promoting our brand image, we complement our branding campaigns through mobile and online channels. We promote our mobile app through advertisements in the mobile app store and various display advertisements. We have also entered into agreements with a number of search engines, pursuant to which we have purchased travel-related keywords or directory links that direct users to our website. In addition, we have a strong presence in online social media such as Tencent’s WeChat and Sina’s Weibo. We believe that our presence in online social media helps us maintain engagement with our targeted customers. In May 2015, in connection with the investment that JD.com, Inc. made in our company, we entered into a business cooperation agreement with JD.com, Inc., under which we gain the exclusive rights to operate, for five years without paying any fees, the leisure travel channel on both JD.com, Inc.’s website and mobile application, and become JD.com, Inc.’s preferred partner for hotel booking and air ticketing services. The business cooperation with JD.com, Inc. has contributed to the increased traffic on our website since its implementation.

As part of our cross-marketing effort, we have agreements with financial institutions to recommend our products and services to their debit or credit card holders, and we allow these cardholders to settle their payments for travel products purchased from us using these cards with discounts. For instance, we cooperated with Bank of Jiangsu, China Construction Bank, China Citic Bank , Industrial and Commercial Bank of China, Bank of China, China Everbright Bank and China Merchants Bank and launched co-branded credit cards, through which cardholders may book with us and are entitled to discounts, bonus points and certain other privileges.

Furthermore, our customer loyalty program allows our customers to accumulate membership points and coupons as they purchase travel products and services. Our membership points have a fixed validity term and, before expiry, customers may redeem these points for future purchases. Our customer loyalty program is designed to encourage repeat purchases. Currently, our membership has seven levels. For customers who meet certain spending thresholds, we upgrade their membership status to the next level, entitling them to further discounts and more points for their spending. For all customers who have joined our loyalty program, we provide them with designated customer service representatives to handle their travel needs.

Competition

We compete primarily with all other types of online travel companies. In addition, we compete with traditional travel service providers and tour operators. In the self-guided tour business, as we sell packaged tours which include flights and hotels, we also compete with airlines and hotels, which in recent years have made efforts to improve their direct sales. Large, established Internet search engines have also launched applications offering travel products in various destinations around the world. Factors affecting our competitiveness include, among other things, price, availability and breadth of choice of travel products and services, brand recognition, customer services, and ease of use, accessibility, security and reliability of our transaction and service infrastructure.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2017, we had 59 registered computer software copyrights, 8 registered patent and 20 registered artwork copyrights in China, and were in the process of applying for 28 patents in China. In addition, as of December 31, 2017, we had 84 registered domain names that were material to our business, including tuniu.com, and 366 registered trademarks, including 途牛 (the Chinese characters of Tuniu),  and , in China.

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

Licenses for Value-Added Telecommunication Services

The Telecommunications Regulations issued by the PRC State Council in September 2000 and amended in February 2016 are the primary regulations governing telecommunication services. The Telecommunications Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecommunications Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to commencement of their operations. The Telecommunications Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications services.

In March 2009, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating Permit which was repealed in September 2017 by the 2017 Revision of the Administrative Measures for Telecommunications Business Operating Permit. Pursuant to the 2017 Revision of the Administrative Measures for Telecommunications Business Operating Permit, there are two types of telecommunication operating license for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will specify the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with such specifications.

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

Foreign Investment in Value-Added Telecommunications Services

The Catalog for the Guidance of Foreign Investment Industries, or the Catalog, as promulgated and amended from time to time by the MOC and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalog, which was promulgated in 2015 and was amended in 2017, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

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

Regulations on Air-ticketing

Air-ticketing business is subject to the supervision of the China Aviation Transportation Association, or CATA, and its regional branches. Currently the principal regulation governing air-ticketing agencies in China is the Rules on Certification of Qualification for Civil Aviation Transport Sales Agencies, or the Air Ticketing Rules, issued by the CATA, which became effective on March 31, 2006. Under the Air Ticketing Rules and relevant foreign investment regulations, any company acting as an air-ticketing sale agency must obtain approval from the CATA, and a foreign investor currently cannot own 100% of an air-ticketing agency in China, except for qualified Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger airline tickets for domestic flights in China, except for Hong Kong and Macau aviation marketing agencies. In addition, CATA issued the Supplementary Rules Regarding Sales via the Internet in 2008. These Supplementary Rules provide that, effective as of June 1, 2008, if an air-ticketing sales agency would like to engage in sales via the Internet, it must obtain an ICP license from the local counterpart of the MIIT and must complete a commercial website registration with the local counterpart of the SAIC. Although we request that travel suppliers provide their licenses or permits to us before entering into agreements with them, we cannot ensure that all of travel suppliers engaged in the air ticketing sales agency service obtained, and maintained, all necessary permits. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

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

We cannot ensure that all of the hotels that we offer to our customers have obtained, and maintained, all necessary permits and licenses. See “Item 3. D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

Regulations on Travel Companies

The travel industry is subject to the supervision of the China National Tourism Administration, or CNTA, and local tourism administrations. The principal regulations governing travel companies in China include: (i) the Regulation on Travel Companies, or the Travel Company Regulations, issued by the PRC State Council in February 2009, and amended in February 2016, July 2016, and March 2017, which replaced the Administration of Travel Companies Regulations (1996), (ii) the Implementation Rules for the Regulation on Travel Companies (the “Travel Company Implementation Rules”), promulgated by the CNTA in April 2009 and amended in December 2016, (iii) the Tourism Law issued by the Standing Committee of the National People’s Congress on April 25, 2013, and amended in November 2016, and (iv) Measures for the Administration of the Overseas Tours of Chinese Citizens, issued by the PRC State Council in May 2002, became effective as of July 2002 and was amended in March 2017. Under these regulations, a travel company must obtain a license from the CNTA to conduct cross-border travel business and a license from the provincial-level tourism administration to conduct domestic travel company business.

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

Although we take measures, such as requesting travel suppliers to provide their relevant permits and/or licenses, we cannot make sure that all of travel suppliers maintained all necessary permits. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

In November 2010, CNTA and China Insurance Regulatory Commission jointly promulgated the Measures for the Administration of the Liability Insurance of Travel Companies, or the Liability Insurance Measures, which became effective as of February 1, 2011. Travel companies are required to procure travel company liability insurance pursuant to the Liability Insurance Measures. The insurance companies are required to, subject to the liability limits provided under the insurance agreement, reimburse the travel companies for the compensations made by the travel companies for the personal injury or death and the loss of properties of tourists and the relevant tour guides or tour leaders. Pursuant to the Liability Insurance Measures, the liability limit for the personal injury or death of each person cannot be less than RMB200,000. Each of our relevant consolidated affiliated entities engaged in travel agent business has procured and is covered by valid travel company liability insurance.

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

Although we take certain measures to monitor the qualities of the travel products and services provided by travel suppliers and handle customer complaints, we cannot ensure that these measures are sufficient to protect consumer rights, or customer dispute can be handled and resolved in a timely fashion. See “Item 3. D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.”

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

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2017, we had 366 registered trademarks in different applicable trademark categories and were in the process of applying to register 56 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses, or royalties are difficult to determine, the court may render a judgment awarding damages of up to RMB3,000,000.

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in November 2004. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. In September 2002, the CNNIC issued the Implementation Rules for Domain Name Registration setting forth rules for registration of domain names, as amended in June 2009 and May 2012. CNNIC adopts the “first to file” principle with respect to the registration of domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services to further regulate the use of domain names in internet information services. As of December 31, 2017, we had 84 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the National People’s Congress in 1990, as amended in 2001 and 2010, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002, 2011 and 2013. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered 20 artwork copyrights in China.

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

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2017, we had 59 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the National People’s Congress in 1984, as amended in 1992, 2000 and 2008, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. As of December 31, 2017, we had 8 registered patent, and were in the process of applying to register 28 patents in China.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities, as of the date of this annual report on Form 20-F:

(1)	Messrs. Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang hold 28.66%, 19.11%, 7.71%, 4.82%, 0.96%, 0.96% and 37.78% equity interests in Nanjing Tuniu, respectively. Among the shareholders of Nanjing Tuniu, Messrs. Dunde Yu is our founder, director and an ultimate shareholder of Tuniu Corporation. Messrs. Haifeng Yan was our co-founder and is our director and an ultimate shareholder of Tuniu Corporation. Messrs. Tong Wang, Jiping Wang, Xin Wen and Yongquan Tan are ultimate shareholders of Tuniu Corporation. Mr. Haifeng Wang is an employee of one of our shareholders.

Agreements that Provide us with Effective Control over Nanjing Tuniu

Purchase Option Agreement. Pursuant to the purchase option agreement entered into on September 17, 2008, restated and amended on January 24, 2014 and further restated and amended on March 19, 2014, each of the shareholders of Nanjing Tuniu irrevocably and exclusively grants Beijing Tuniu an option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in Nanjing Tuniu. The aggregate purchase price is RMB2.4 million. The shareholders of Nanjing Tuniu agree, without the prior written consent of Beijing Tuniu, not to transfer or otherwise dispose of their equity interests in Nanjing Tuniu, pledge their equity interests or create any encumbrance on their equity interests. The agreement remains effective until all equity interests held in Nanjing Tuniu by the shareholders of Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons. The purchase price has been prepaid by Beijing Tuniu to the shareholders of Nanjing Tuniu.

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

In 2015, 2016 and 2017, we received service fees of RMB42.4 million, RMB109.6 million and RMB138.1 million (US$21.23 million), respectively, from our consolidated affiliated entities, which were eliminated on consolidated financial statements.

D.	Property, Plant and Equipment

Our principal executive offices, consisting of our administrative center, sales and marketing division, technical services department, and call center, are located on leased premises in Nanjing comprising approximately 35,576 square meters. We lease these premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed. We believe that the facilities we currently lease for our executive offices are adequate to meet our administrative needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through the leasing of additional properties, to accommodate our strategic regional expansion plans of adding more offline retail stores in different parts of China.

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

Overview

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travellers on our platform. Our platform offers product portfolio consists of over 800,000 stock keeping units, or SKUs, of organized tours, over 1 million SKUs of self-guided tours, and tickets for all popular domestic and overseas tourist attractions. Our core strength is in overseas leisure travel products and services, which contributed over 67.1% of packaged tour gross bookings on our platform in 2017. In 2017, the number of orders placed through our mobile platform accounted for over 90% of total orders placed through our online platform and average daily unique visitors to our mobile platform accounted for over 70% of the average daily unique visitors to our online platform.

We generated net revenues of RMB7,671.1 million, RMB10,530.9 million, RMB2,192.1 million (US$336.9 million) in 2015, 2016 and 2017, respectively. We recognized substantially all revenues from organized tours for 2015 and 2016 on a gross basis and revenues from most of the organized tours for 2017 on a net basis as a result of changes in our role in the organized tour arrangements since the beginning of 2017, which caused the dercrease in the revenues amount for 2017. On a comparable net basis whereby revenues for 2015 and 2016 are adjusted by deducting the amount we paid to travel suppliers to reflect revenues from organized tours on a net basis and applying the timing of revenue recognition as in 2017, we have achieved significant growth in recent years as we generated comparable amount of net revenues of RMB720.6 million, RMB1,430.3 million, RMB2,192.1 million (US$336.9 million) in 2015, 2016 and 2017, respectively. We had a net loss of RMB1,466.3 million, RMB2,422.3 million, and RMB771.3 million (US$118.6 million) in 2015, 2016 and 2017, respectively. We generally collect payments from our customers upon contract confirmation before we pay travel suppliers. Our net cash used in operating activities was RMB514.7 million, RMB2,239.4 million and RMB418.6 million (US$64.3 million) in 2015, 2016 and 2017, respectively.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues was RMB7,309.1 million, RMB9,891.7 million, and RMB1,024.2 million (US$157.4 million) in 2015, 2016 and 2017 respectively. Our operating expenses were RMB1,821.0 million, RMB3,138.3 million and RMB2,051.3 million (US$315.3 million) in 2015, 2016 and 2017 respectively. The costs and expenses were affected by the level of spending associated with our business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. Our past results of operations should not be taken as indicative of our future performance. Our sales and marketing expenses were RMB1,149.5 million, RMB1,900.4 million, and RMB894.1 million (US$137.4 million) in 2015, 2016 and 2017, respectively. We aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

Selected Income Statement Items

Revenues

We generate revenues primarily from sales of packaged tours, which consist of organized tours and self-guided tours. The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented. We adopted ASC 606, Revenue from Contracts with Customers, effective on January 1, 2017 by applying the full retrospective method. For the years ended December 31, 2015 and 2016, we have recast certain of the following financial data as a result of the adoption of ASC 606. See Note 2(ae). “Recently Issued Accounting Pronouncements” to our consolidated financial statements included in this Annual Report on Form 20-F for further information regarding these changes.

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Packaged tours	7,578,822	98.8%	10,147,148	96.4%	1,589,353	244,279	72.5%
Others	127,804	1.7	401,100	3.8	602,747	92,641	27.5%

Total revenues	7,706,626	100.5	10,548,248	100.2	2,192,100	336,920	100.0%
Less: Business and related taxes	(35,526)	(0.5)	(17,307)	(0.2)	—	—	—

Net revenues	7,671,100	100.0%	10,530,941	100.0%	2,192,100	336,920	100.0%

Packaged tours. Packaged tours, which consist of organized tours and self-guided tours, have grown rapidly in the past three years. In 2015, 2016 and 2017, revenues from sales of packaged-tours accounted for RMB7,578.8 million, RMB10,147.1 million and RMB1,589.4 million (US$244.3 million), respectively. Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. As a result of the change of our role, revenue from the organized tours for 2017 was mainly recognized on a net basis. Under ASC 606, Revenue from Contracts with Customers, substantially all revenues from our organized tours for the years ended December 31, 2015 and 2016 continued to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016. In addition, under ASC 606, Revenue from Contracts with Customers, revenues from organized tours for the years 2015 and 2016 were recognized over the period of the tours, and revenues from organized tours for 2017 were recognized when the tours depart. To increase comparability of operating results and aid investors to better understand our business performance and operating trends from 2016 to 2017, we adjusted the revenues in 2016 to a comparable net basis by deducting the amount we paid to travel suppliers and applying the timing of revenue recognition as in 2017. The comparable amount for revenues from package tours of RMB10,147.1 million in 2016 was RMB1,061.3 million. On the comparable basis, our packaged tour revenues increased by 49.8% from RMB1,061.3 million in 2016 to RMB1,589.4 million (US$244.3 million) in 2017. The increase was primarily due to the growth of organized tours and self-guided tours. From 2015 to 2016, our revenues from packaged tours, which were mainly recognized on gross basis, increased by 33.9% from RMB7,578.8 million to RMB10,147.1 million. The increase was primarily due to the growth in travel to Japan, South Korea, Southeast Asia, Middle East, Africa, North America and domestic destinations.

Others. Other revenues were RMB127.8 million, RMB401.1 million and RMB602.7 million (US$92.6 million) in 2015, 2016 and 2017, respectively. Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, and (iv) service fees for financial services and interest income for yield enhancement products. The increase was primarily due to a rise in revenues generated from financial services and commission fees received from certain travel-related products.

Cost of Revenues

Our cost of revenues accounted for 95.3%, 93.9% and 46.7% as percentages of our net revenues in 2015, 2016 and 2017, respectively. As revenues from packaged tours are mainly recognized on net basis in 2017, the amounts we pay to travel suppliers for packaged tours are mainly recorded as a reduction to revenues, rather than cost of revenues, and hence have impact on our cost of revenues. Prior to January 2017, a substantial majority of our cost of revenues is amounts paid to travel suppliers for the sale of the relevant organized tour products to customers.

Our cost of revenues mainly consists of salaries and other compensation-related expenses related to our tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to our principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, interest expenses for yield enhancement products, and other service fee for financial service. For the arrangements where we secure availabilities of tours and bear substantive inventory risks and for the organized tours prior to 2017, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Losses arising from the committed tour reservations in abovementioned arrangements where we secure availabilities of tours were recorded in “cost of revenues” in the consolidated statements of comprehensive loss, which were RMB17,780 and RMB45,494 for the years ended December 31, 2015 and 2016. Commencing in 2017, since we changed our role from principal to agent in the organized tour arrangements and revenue were recognized on a net basis, losses arising from the committed tour reservations were recorded as deductions to revenues, which were RMB11,009 for the year ended December 31, 2017.

Operating Expenses

Our operating expenses were RMB1,821.0 million, RMB3,138.3 million and RMB2,051.3 million(US$ 315.3 million) in 2015, 2016 and 2017, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Research and product development	(298,199)	(3.9)%	(601,402)	(5.7)%	(541,126)	(83,170)	(24.7)%
Sales and marketing	(1,149,512)	(15.0)	(1,900,397)	(18.0)	(894,148)	(137,428)	(40.8)
General and administrative	(385,442)	(5.0)	(658,790)	(6.3)	(637,795)	(98,027)	(29.1)
Other operating income	12,175	0.2	22,323	0.2	21,749	3,343	1.0

Total operating expenses	(1,820,978)	(23.7)%	(3,138,266)	(29.8)%	(2,051,320)	(315,282)	(93.6)%

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses were RMB298.2 million, RMB601.4 million and RMB541.1 million (US$83.2 million) in 2015, 2016 and 2017, respectively. Our research and product development expenses decreased in 2017 compared to 2016 primarily due to the increase in efficiency resulting from economies of scale and implementation of operation systems, and optimization of research and product development personnel.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses were RMB1,149.5 million, RMB1,900.4 million and RMB894.1 million (US$137.4 million) in 2015, 2016 and 2017, respectively. Our sales and marketing expenses decreased in 2017 compared to 2016 primarily due to the decline in brand promotions and preference for marketing channels with higher ROI.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation and other expenses related to our administrative function. General and administrative expenses were RMB385.4 million, RMB658.8 million and RMB637.8 million (US$98.0 million) in 2015, 2016 and 2017, respectively. Our general and administrative expenses in 2017 decreased as we increased in efficiency resulting from economies of scale and optimization of administrative personnel.

Other operating income. Other operating income relates primarily to government subsidies that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 0.2%, 0.2% and 1.0% of our net revenues in 2015, 2016 and 2017, respectively.

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

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, which was issued in April 2009 by the SAT and amended in 2013 and in December 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect on September 1, 2011 and was amended in 2015 and 2016, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

Nanjing Tuniu was qualified for an HNTE since 2010 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2016, Nanjing Tuniu obtained a new HNTE certificate, which will expire in 2018. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation, which occurred in 2014, and a 50% reduction of enterprise income tax for the following three years.

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

On March 23, 2016, the PRC Ministry of Finance and the SAT jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, pursuant to which the VAT reforms will be implemented comprehensively across the country and extended to the construction, real estate, financial and consumer services industries. Circular 36 became effective on May 1, 2016 and was amended as of January 1, 2018. As a result, majority of our business will be subject to VAT at a rate of 6%, which is higher than the business tax rate previously applied to us. We would be permitted to offset input VAT by providing valid VAT invoices received from vendors against our output VAT liability. Alternatively, the taxable income of tourism business could be calculated on net basis by deducting relevant expenses (including expenses for accommodation, catering, transportation, visa, ticket and tourism fee paid to other entities/ individuals) if valid invoices could be obtained.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. Certain financial data of 2015 and 2016 have been recast as a result of the adoption of ASC 606, Revenue from Contracts with Customers.The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Packaged tours	7,578,822	98.8%	10,147,148	96.4%	1,589,353	244,279	72.5%
Others	127,804	1.7	401,100	3.8	602,747	92,641	27.5

Total revenues	7,706,626	100.5	10,548,248	100.2	2,192,100	336,920	100.0
Less: Business and related taxes	(35,526)	(0.5)	(17,307)	(0.2)	—	—	—

Net revenues	7,671,100	100.0	10,530,941	100.0	2,192,100	336,920	100.0
Cost of revenues	(7,309,062)	(95.3)	(9,891,736)	(93.9)	(1,024,206)	(157,418)	(46.7)

Gross profit	362,038	4.7	639,205	6.1	1,167,894	179,502	53.3
Operating expenses:
Research and product development	(298,199)	(3.9)	(601,402)	(5.7)	(541,126)	(83,170)	(24.7)
Sales and marketing	(1,149,512)	(15.0)	(1,900,397)	(18.0)	(894,148)	(137,428)	(40.8)
General and administrative	(385,442)	(5.0)	(658,790)	(6.3)	(637,795)	(98,027)	(29.1)
Other operating income	12,175	0.2	22,323	0.2	21,749	3,343	1.0

Loss from operations	(1,458,940)	(19.0)	(2,499,061)	(23.8)	(883,426)	(135,780)	(40.3)
Other income/(expenses):
Interest income	76,516	1.0	87,305	0.8	130,250	20,019	5.9
Foreign exchange losses, net	(83,118)	(1.1)	(9,734)	(0.1)	(2,394)	(368)	(0.1)
Other loss, net	(1,334)	(0.0)	(2,553)	(0.0)	(121)	(19)	0.0

Loss before income tax expense	(1,466,876)	(19.1)	(2,424,043)	(23.0)	(755,691)	(116,148)	(34.5)
Income tax benefit/(expense)	589	0.0	1,711	0.0	(15,625)	(2,402)	(0.7)

Net loss	(1,466,287)	(19.1)%	(2,422,332)	(23.0)%	(771,316)	(118,550)	(35.2)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Net revenues were RMB10,530.9 million and RMB2,192.1 million in 2016 and 2017, respectively. The year-over-year decrease was mainly driven by the change of our roles into an agent for organized tours in 2017 and hence the adoption of the net basis revenue recognition for most of the organized tours, while substantially all revenues from organized tours for 2015 and 2016 were recognized on a gross basis as we were primary obligor for the organized tours services up to the end of 2016. On a comparable net basis whereby revenues for 2015 and 2016 are adjusted by deducting the amount we paid to travel suppliers to reflect revenues from organized tours on a net basis and applying the timing of revenue recognition as in 2017, we generated comparable amount of net revenues of RMB1,430.3 million and RMB2,192.1 million (US$336.9 million) in 2016 and 2017. The growth of our net revenue on comparable net basis was principally driven by the increase in travellers’ booking of packaged tours and other revenues.

•	Revenues from packaged tours. Revenues from packaged tours are mainly recognized on a net basis in 2017. Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. As a result of the change of our role, revenue from the organized tours for 2017 was mainly recognized on a net basis. Under ASC 606, Revenue from Contracts with Customers, substantially all revenues from our organized tours for the year ended December 31, 2016 continued to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016. In addition, under ASC 606, Revenue from Contracts with Customers, revenues from organized tours for the years 2015 and 2016 were recognized over the prriod of the tours, and revenues from organized tours for 2017 were recognized when the tours depart. The year-over-year decrease in revenues from packaged tours was mainly due to the change from the gross basis to a net basis revenue recognition. To increase comparability of operating results and aid investors to better understand our business performance and operating trends from 2016 to 2017, we adjusted the revenue in 2016 to a comparable net basis by deducting the amount we paid to travel suppliers and applying the timing of revenue recognition as in 2017. The comparable amount for revenues from packaged tours of RMB10,147.1 million in 2016 was RMB1,061.3 million. On the comparable basis, our packaged revenues increased by 49.8% from RMB1,061.3 million in 2016 to RMB1,589.4 million (US$244.3 million) in 2017. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues. Other revenues increased by 50.3% from RMB401.1 million in 2016 to RMB602.7 million (US$92.6 million) in 2017, primarily due to a rise in revenues generated from financial services and commission fees received from certain other travel-related products.

Cost of Revenues. Prior to January 2017, a substantial majority of the cost of revenues was the amounts paid to travel suppliers for the sale of the relevant organized tour products to customers. On the net basis of revenue recognition in 2017, the amounts we paid to travel suppliers for packaged tours are mainly recorded as a reduction to revenues, rather than cost of revenues. Such change caused the significant decrease in cost of revenues from 2016 to 2017. To increase comparability of operating results and aid investors to better understand our business performance and operating trends, we adjusted the cost of revenues in 2016 to a comparable net basis by deducting the amount we paid to travel suppliers from RMB9,891.7 million and our adjusted cost of revenues in 2016 was RMB785.1 million. On the comparable basis, our cost of revenues increased by 30.5% from RMB785.1 million in 2016 to RMB1,024.2 million (US$157.4 million) in 2017. As a percentage of our net revenues on the comparable basis, our cost of revenues was 46.7% in 2017 compared to 54.9% in 2016.

Operating Expenses. Operating expenses decreased by 34.6% from RMB3,138.3 million in 2016 to RMB2,051.3 million (US$315.3 million) in 2017, due to decreases in sales and marketing expenses, research and product development expenses and general and administrative expenses, and partially offset by the decrease in other operating income.

•	Research and product development. Research and product development expenses decreased by 10.0% from RMB601.4 million in 2016 to RMB541.1 million (US$83.2 million) in 2017, primarily due to the increase in efficiency resulting from economies of scale and implementation of operation systems, and optimization of research and product development personnel.

•	Sales and marketing. Sales and marketing expenses decreased by 53.0% from RMB1,900.4 million in 2016 to RMB894.1 million (US$137.4 million) in 2017. The decrease was primarily due to the decline in brand promotions and preference for marketing channels with higher ROI.

•	General and administrative. General and administrative expenses decreased by 3.2% from RMB658.8 million in 2016 to RMB637.8 million (US$98.0 million) in 2017, primarily due to increase in efficiency resulting from economies of scale and optimization of administrative personnel.

•	Other operating income. Other operating income decreased from RMB22.3 million in 2016 to RMB21.7million (US$3.3 million) in 2017.

Net Loss. As a result of the foregoing, net loss decreased from RMB2,422.3 million in 2016 to RMB771.3 million (US$118.6 million) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Total revenues increased by 36.9% from RMB7,706.6 million in 2015 to RMB10,548.2 million in 2016. This increase was primarily due to an increase in our revenues from both organized tours and self-guided tours.

•	Revenues from organized tours. Revenues from organized tours, substantially all of which are recognized on a gross basis, increased by 34.0% from RMB7,385.2 million in 2015 to RMB9,898.0 million in 2016, primarily due to the growth in the number of trips of our organized tours. This was a result of the rapid growth in demand for travel to certain international destinations, such as Japan, South Korea, Middle East, Africa, North America and certain islands.

•	Revenues from self-guided tours. Revenues from self-guided tours, which are recognized on a net basis, increased by 28.7% from RMB193.6 million in 2015 to RMB249.2 million in 2016. The increase in revenues from self-guided tours generally reflected the growth in travel to Japan, South Korea, Southeast Asia, Middle East, Africa, North America and domestic destinations.

•	Other revenues. Other revenues increased by 213.8% from RMB127.8 million in 2015 to RMB401.1 million in 2016, primarily due to a rise in service fees received from insurance companies, revenues from tourist attraction tickets and other travel-related products, which are recognized on a net basis.

Net Revenues. Net revenues increased by 37.3% from RMB7,671.1 million in 2015 to RMB10,530.9 million in 2016, as a result of our increased total revenues, partially offset by the resulting increase in business and related taxes over the same periods.

Cost of Revenues. Cost of revenues increased by 35.3% from RMB7,309.1 million in 2015 to RMB9,891.7 million in 2016, primarily due to the increase in the cost to suppliers of our organized tours. Cost to suppliers of our organized tours increased mainly as a result of the increase in the sales of our organized tours in 2016. As a percentage of our net revenues, our cost of revenues was 95.3% in 2015 compared to 93.9% in 2016.

Operating Expenses. Operating expenses increased by 72.3% from RMB1,821.0 million in 2015 to RMB3,138.3 million in 2016, due to increases in sales and marketing expenses, research and product development expenses and general and administrative expenses, partially offset by the increase in our other operating income.

•	Research and product development. Research and product development expenses increased by 101.7% from RMB298.2 in 2015 to RMB601.4 million in 2016, primarily due to investments for the implementation of additional product categories such as transportation ticketing, accommodation reservation and financial services, improvement of online technology, and the rise in technology and product development personnel related expenses.

•	Sales and marketing. Sales and marketing expenses increased by 65.3% from RMB1,149.5 million in 2015 to RMB1,900.4 million in 2016. The increase was primarily attributable to advertisements for our mobile channels, expansion of our VIP customer service team, and amortization of acquired intangible assets from the previously announced transaction with JD.com.

•	General and administrative. General and administrative expenses increased by 70.9% from RMB385.4 million in 2015 to RMB658.8 million in 2016, primarily due to an increase in headcount as a result of our product category expansion and expenses associated with our regional centers.

•	Other operating income. Other operating income increased from RMB12.2 million in 2015 to RMB22.3 million in 2016.

Net Loss. As a result of the foregoing, net loss increased from RMB1,466.3 million in 2015 to RMB2422.3 million in 2016.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and Renminbi has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.5063 per U.S. dollar as of December 31, 2017. As of December 31, 2017, we recorded RMB128.5 million (US$19.8 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. We recognized adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined.

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net loss on the consolidated statements of comprehensive loss includes the net loss attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in our consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

Intangible assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Our intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2015, 2016 and 2017.

Long-term investments

Long-term investments include cost-method equity investments, equity-method investments and other long-term investments in certain financial products.

We accounts for the investment in a private entity of which we own less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity as cost-method investment. Our cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment's cost over its fair value when the impairment is deemed other-than-temporary.

We account for the investments in entities with significant influence under equity-method accounting. Under this method, our pro rata share of income (loss) from an investment is recognized in the consolidated statements of comprehensive loss. Dividends received reduce the carrying amount of the investment. Equity-method investment is reviewed for impairment by assessing if the decline in fair value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of our intent and ability to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized when a decline in value is deemed to be other-than-temporary.

Other long-term investments include financial products with maturities over one year, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

No event had occurred and indicated that an other-than-temporary impairment existed and therefore we did not record any impairment charges for our investments for the years ended December 31, 2016 and 2017.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

We adopted Accounting Standards Update (“ASU”) 2011-08, “Intangibles—Goodwill and Other (Topic 350)”. This accounting standard gives us an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit is determined by us using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term growth rates of revenue and gross margin, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Our management performs its annual goodwill impairment test on October 1. No impairment loss was recognized for the years ended December 31, 2015, 2016 and 2017.

Revenue Recognition

We generate revenues primarily from sales of packaged tours and other travel-related services.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. We adopted this new revenue standard effective on January 1, 2017 by applying the full retrospective method.

Packaged tours

Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Prior to January 2017, substantially all of our revenues from organized tours were recognized on a gross basis, which represented amounts charged to and received from travellers (who were our customers). We were the primary obligor in the organized tour arrangements and bore the risks and rewards, including the travellers’ acceptance of products and services delivered. Even though we did not generally assume the substantive inventory risk before travellers placed an order, we were the party retained by and paid by the travellers, and we were responsible for (and solely authorized to) refunding travellers their payments in situations of customer disputes. Further, we independently selected travel service suppliers, and determined the prices charged to customers and paid to its travel suppliers.

Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. Under the current organized tour arrangements, the tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. As a result of the change of our role, starting from January 1, 2017, revenues from organized tours (except for those that we take substantive inventory risk) are generally reported on net basis, representing the difference between what we receive from the travellers and the amounts due to the tour operators.

Revenues from self-guided tours are recognized on a net basis, as we have no involvement in determining the service, and provide no additional services to travellers other than the booking services. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation, and other travel-related services. As such, we are an agent for the travel service providers in these transactions and revenues are reported on a net basis.

Under certain circumstances, we may enter into contractual commitments with suppliers to reserve tours, and are required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, we would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that we undertake inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that we undertake substantive inventory risk were RMB497.9 million (US $76.5 million) for the year ended December 31, 2017, which were recorded in revenues for packaged tours.

Under ASC 606, revenues from organized tours for which we were a principal for the years 2015 and 2016 were recognized over the period of the tours when control over the tour services was transferred to the customers over such period. Starting from January 1, 2017, under the current arrangements for the organized tours, revenues from organized tours for which we are an agent are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

Under ASC 606, revenues from self-guided tours are recognized when the tours depart.

Other revenues

Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, (iv) service fees for financial services and interest income for yield enhancement products. Revenue is recognized when the services are rendered or when the tickets are issued.

We commenced our financial business in 2015. Certain domestic financial assets exchanges, or the Exchanges, and trust companies offered the yield enhancement products through our online platform and we charged these companies for the service fees which were recorded as other revenue upon the delivery of service. In addition, in certain cases, we purchased yield enhancement products with maturities ranging from three months to two years from the Exchanges and trust companies and split these products into smaller amount yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to individual investors through our online platform. The split of the products were arranged by the Exchanges. Interest revenues were recorded as other revenues and the relevant interest costs were recorded as cost of revenue.

We also provided online lending services in 2017 and fees charged in connection with this financial service were recorded as other revenue.

Customer incentives

We offer travellers coupons, travel vouchers, membership points or cash rewards from time to time. We account for these customer incentives in accordance with ASC 606, Revenue from Contracts with Customers. For customer incentives offered where prior purchase is not required, we account for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, we estimate the amount associated with the future obligation to the customers, and record them as a reduction of revenue when revenue is recognized. Unredeemed customer incentives are recorded in other current liabilities in the consolidated balance sheets. We estimate liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. Prior to April 2015, we recorded estimated liabilities for all points earned by customers as we did not have sufficient historical information to determine point forfeitures or breakage. We, with accumulated knowledge on membership points and cash rewards redemption and expiration, began to apply historical redemption rates in estimating the costs of points earned from May 2015 onwards.

Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses for our research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for our research and product development team. We recognize software development costs in accordance with ASC 350-40 “Software—internal use software.” We expense all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal use software are capitalized when such costs are incurred within the application development stage of software development.

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

The guidance in ASC 740, Income Taxes, prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. As of December 31, 2016 and 2017, we did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

Under the 2008 Plan and the 2014 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2008 Plan includes an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after our ordinary shares become listed securities, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of our assets, or a merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. Therefore, since the adoption of the 2008 Plan through the date of the completion of our initial public offering, we did not recognize any stock-based compensation expense for options granted, because an exercisable event as described above did not occur. The satisfaction of the performance condition became probable upon completion of our initial public offering, and we recorded a significant cumulative expense for share-based awards granted for which the service condition has been satisfied as of that date. Accordingly, we recognized a significant share-based compensation expense of RMB65.1 million, RMB92.4 million and RMB98.7 million (US$15.2 million) in 2015, 2016 and 2017, respectively. The estimates we used to determine the fair value of these options in computing our share-based compensation expense are determined on the respective grant dates, and will not change when the underlying shares begin trading because our options are equity classified awards.

The following table sets forth the options granted under the 2008 Plan and the 2014 Plan in 2015, 2016 and 2017:

	Number of Options	Exercise Price		Fair Value of Option as of the Grant Date		Fair Value of the Underlying Ordinary Shares as of the Grant Date		Intrinsic Value as of the Grant Date
	Granted	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	Type of Valuation
March 6, 2015(1)(3)(4)	2,428,200	4.21	27.27	2.39	15.48	4.21	27.27	—	—	Contemporaneous
March 6, 2015(1)(3)(4)	2,027,800	4.21	27.27	2.14	13.86	4.21	27.27	—	—	Contemporaneous
August 20, 2015(1)(3)(4)	7,743,000	5.02	32.54	2.46	15.94	4.54	29.43	N/A	N/A	Contemporaneous
August 20, 2015(1)(3)(4)	1,350,000	5.02	32.54	2.25	14.58	4.54	29.43	N/A	N/A	Contemporaneous
November 25, 2015(3)(4)	820,000	5.17	33.47	2.74	17.75	5.26	34.07	0.09	0.58	Contemporaneous
May 27, 2016(1)	320,000	0.0001	0.0007	2.97	20.60	2.97	20.62	2.97	20.62	Contemporaneous
May 27, 2016(1)	70,000	2.97	20.62	1.57	10.90	2.97	20.62	—	—	Contemporaneous
December 2, 2016(1)	4,360,000	2.68	18.61	1.59	11.04	2.68	18.61	—	—	Contemporaneous
December 2, 2016(1)	3,453,575	2.68	18.61	1.44	10.00	2.68	18.61	—	—	Contemporaneous
January 1, 2017	403,332	0.0001	0.0007	2.92	19.00	2.92	19.00	2.92	19.00	Contemporaneous
June 12, 2017	168,214	0.0001	0.0007	2.76	17.96	2.72	17.7	2.72	17.7	Contemporaneous
June 12, 2017(1)	25,300	2.72	17.7	1.39	9.04	2.72	17.7	—	—	Contemporaneous
June 12, 2017(1)	80,000	2.72	17.7	1.55	10.08	2.72	17.7	—	—	Contemporaneous

(1)	Options granted to officers and non-officer employees result in different fair value on the same grant date.

(2)	The translations from U.S. dollars to Renminbi were made at a rate of RMB6.4778 to US$1.00, the exchange rate in effect as of December 31, 2015 for the options granted before December 31, 2015, a rate of RMB6.9430 to US$1.00, the exchange rate in effect as of December 30, 2016 for the options granted before December 31, 2016, and at a rate of RMB6.5063 to US$1.00, the exchange rate in effect as of December 29, 2017 for the options granted after January 1, 2017 (including January 1, 2017) solely for the convenience of the readers.

(3)	We modified these exercise prices to US$3.09 on March 4, 2016.

(4)	We modified the exercise price of 7,260,242 share options to US$0.0001 and the number of share options was reduced to 3,630,121 on May 31, 2016.

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

Significant Factors Contributing to the Difference in Fair Value Determined

The determined fair value of our ordinary shares increased from US$0.91 per share as of December 16, 2012 to US$1.20 per share as of August 1, 2013. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

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

The determined fair value of our ordinary shares increased from US$1.20 per share as of August 1, 2013 to US$1.82 per share as of October 30, 2013 and further to US$1.98 (RMB11.99) per share as of November 30, 2013. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

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

The determined fair value of our ordinary shares increased from US$1.98 per share as of November 30, 2013 to US$3.33 per share, the mid-point of the estimated price range identified on the front cover of our preliminary prospectus for our initial public offering dated April 28, 2014. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

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

Recent Accounting Pronouncements

See Note 2(ae) to our consolidated financial statements included elsewhere in this annual report for discussion on recent issued accounting pronouncements.

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

Generally, our customers pay us upon contract confirmation, which is usually more than one month before the departure dates, and we pay the travel suppliers at a later date, such as at the end of each month. The timing difference between when the cash is collected from our customers and when payments are made to travel suppliers increases our operating cash inflow and provides us with a source of liquidity to fund our settlement of outstanding accounts payable to travel suppliers and our prepayment to travel suppliers to secure organized tours and self-guided tours during peak seasons.

Advances from customer increased from RMB1,138.0 million as of December 31, 2015 to RMB1,806.5 million as of December 31, 2016 which was primarily due to the increase in the sales of our travel products and services, and decreased to RMB1,210.6 million (US$186.1 million) as of December 31, 2017 due to the change in customers’ prepayment habits. In addition, primarily due to timing differences between when cash is collected from our customers and when payments are made to travel suppliers and the expansion of our business, accounts payable increased from RMB855.6 million as of December 31, 2015 to RMB1,022.7 million as of December 31, 2016. Account payable decreased from RMB1,022.7 million as of December 31, 2016 to RMB852.5 million (US$131.0 million) as of December 31, 2017. Furthermore, prepayments and other current assets increased from RMB1,285.6 million as of December 31, 2015 to RMB1,632.3 million as of December 31, 2016 primarily due to the increase in our prepayment to travel suppliers as a result of our business expansion, and decreased to RMB939.5 million (US$144.4 million) as of December 31, 2017. The decrease in the balance of advances from customer, accounts payable and prepayments and other current assets as of December 31, 2017 compared to the same as of December 31, 2016 was primarily due to the technology improvement which affect the payment habits of our customers and suppliers. Moreover, our sales and marketing expenses increased from RMB1,149.5 million in 2015 to RMB1,900.4 million in 2016 which was primarily attributable to advertisements for our mobile channels, expansion of our VIP customer service team, and amortization of acquired intangible assets from the previously announced transaction with JD.com, and decreased to RMB894.1 million (US$137.4 million) in 2017 which was primarily due to the decline in brand promotions and preferences for marketing channels with higher ROI. As a result, our net cash used in operating activities was RMB514.7 million in 2015 and our net cash used in operating activities was RMB2,239.4 million and RMB418.6 million (US$64.3 million) in 2016 and 2017, respectively.

Our principal uses of cash for the years ended December 31, 2015, 2016 and 2017 were for operating activities, primarily marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2015, 2016 and 2017, we had RMB3,666.6 million, RMB4,813.3 million and RMB3,660.5 million (US$562.6 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2017.

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

We had net losses attributable to Tuniu Corporation of approximately RMB1,463,281, RMB2,407,194 and RMB767,304 (US$117,934) for the years ended December 31, 2015, 2016 and 2017, respectively. Net cash used in operating activities was approximately RMB514,735 and RMB2,239,444 and RMB418,649 (US$64,347) for the years ended December 31, 2015, 2016 and 2017, respectively. Accumulated deficit was RMB2,331,399, RMB4,738,593 and RMB5,505,897 (US$846,241) as of December 31, 2015, 2016 and 2017, respectively. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may require additional cash due to unanticipated business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or secure debt funding from financial institutions.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Net cash used in operating activities	(514,735)	(2,239,444)	(418,649)	(64,347)
Net cash (used in)/ provided by investing activities	(1,915,168)	(2,514,247)	648,306	99,644
Net cash provided by/ (used in) financing activities	3,005,838	3,627,058	(784,766)	(120,616)
Effect of exchange rate changes on cash and cash equivalents	67,560	110,652	(46,026)	(7,074)
Net increase/ (decrease) in cash and cash equivalents	643,495	(1,015,981)	(601,135)	(92,393)
Cash and cash equivalents at beginning of the period	1,457,722	2,101,217	1,085,236	166,798
Cash and cash equivalents at the end of the period	2,101,217	1,085,236	484,101	74,405

Operating Activities

Our net cash used in operating activities was RMB418.6 million (US$64.3 million) in 2017, primarily attributable to cash inflows from sales of our travel products and services of RMB21,593.0 million (US$3,318.8 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB165.4 million (US$25.4million), that were offset by cash outflows due to payments to travel suppliers of RMB19,708.8 million (US$3,029.2 million), payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB1,101.4 million (US$169.2 million), payments to employees and for employees’ benefits of RMB1,329.6 million (US$204.4 million) and payments of taxes and levies of RMB37.2 million (US$5.7 million).

Our net cash used in operating activities was RMB2,239.4 million in 2016, primarily attributable to cash inflows from sales of our travel products and services of RMB20,276.5 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB105.1 million, that were offset by cash outflows due to payments to travel suppliers of RMB19,512.4 million, payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB1,733.2 million, payments to employees and for employees’ benefits of RMB1,337.2 million and payments of taxes and levies of RMB38.2 million.

Our net cash used in operating activities was RMB514.7 million in 2015, primarily attributable to cash inflows from sales of our travel products and services of RMB12,468.0 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB715.2 million, that were offset by cash outflows due to payments to travel suppliers of RMB11,948.4 million, payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB1,022.4 million, payments to employees and for employees’ benefits of RMB691.0 million and payments of taxes and levies of RMB36.1 million.

Investing Activities

Our net cash provided by investing activities was RMB648.3 million (US$99.6 million) in 2017, primarily attributable to the proceeds from the maturity of short-term investments of RMB3,271.9 million (US$502.9 million), the proceeds from maturity of yield enhancement products of RMB435.0 million (US$66.9 million), the decrease in our balance of restricted cash of RMB32.8 million (US$5.0 million), partially offset by the purchase of short-term investments of RMB2,488.0 million (US$382.4 million), the increase in loan receivable of RMB16.4 million (US$2.5 million), the purchase of property and equipment and intangible assets of RMB160.5 million (US$24.7 million), and the cash paid for long-term investment of RMB426.2 million (US$65.5 million).

Our net cash used in investing activities was RMB2,514.2 million in 2016, primarily attributable to the purchase of short-term investments of RMB5.097.3 million, the purchase of financial products of RMB807.2 million, the business acquisition of RMB16.5 million, the purchase of property and equipment and intangible assets of RMB117.9 million, the cash paid for loans of RMB18.0 million and the cash paid for long-term investment of RMB57.5 million, partially offset by the proceeds from the maturity of short-term investments of RMB2,847.3 million, the proceeds from maturity of financial products of RMB538.5 million and the decrease in our balance of restricted cash of RMB214.4 million.

Our net cash used in investing activities was RMB1,915.2 million in 2015, primarily attributable to the purchase of short-term investments of RMB1,139.7 million, the purchase of financial products of RMB718.6 million, the payment for business acquisition of RMB60.1 million, the purchase of property and equipment and intangible assets of RMB155.5 million and the increase in our balance of restricted cash of RMB294.4 million, partially offset by the proceeds from the maturity of short-term investments of RMB442.1 million and the proceeds from maturity of financial products of RMB10.8 million.

Financing Activities

Our net cash used in financing activities in 2017 was RMB784.8 million (US$120.6 million) primarily attributable to repayment of RMB682.8 million (US$104.9 million) collected from the sales of yield-enhancement products to individual investors on our website, payment of share repurchase of RMB166.1 million (US$25.5 million) and the deferred and contingent consideration paid for prior year business acquisitions of RMB6.8 million (US$1.0 million), partially offset by RMB67.3million (US$10.4 million) proceeds from employees exercising stock options and proceeds contribution from noncontrolling interests shareholders of 3.6 million (US$0.6 million).

Our net cash provided by financing activities in 2016 was RMB3,627.1 million primarily attributable to the net proceeds from our private placement of RMB3,275.9 million (net of issuance cost of RMB3.4 million), funds of RMB274.7 million collected from the sales financial products to individual investors on our website, RMB8.5 million proceeds from employees exercising stock options and proceeds contribution from noncontrolling interests shareholders of RMB90 million, partially offset by payment of share repurchase of RMB19.7 million and the deferred and contingent consideration paid for prior year business acquisitions of RMB2.3 million.

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

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB155.5 million, RMB117.9 million and RMB160.5 million (US$ 24.7 million) in 2015, 2016 and 2017, respectively. Our capital expenditures were primarily used to purchase equipment and intangible assets and prepayment for land use right for our business. As of December 31, 2017, capital commitments relating to leasehold improvement and installation of equipment were approximately RMB5.4 million (US$0.8 million).

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds at its discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As our PRC subsidiaries and consolidated affiliated entities have incurred losses, they have not started to contribute to the reserve funds and staff welfare and bonus funds. Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. In 2015, 2016 and 2017 our research and product development expenses were RMB 298.2 million, RMB601.4 million and RMB541.1 (US$83.2) million in 2015, 2016 and 2017, respectively. From 2015 to 2016, our research and product development expenses increased primarily due to investments for the implementation of additional product categories such as transportation ticketing, accommodation reservation and financial services, improvement of online technology, and the rise in technology and product development personnel related expenses. In 2017, our research and product development expenses decreased compare to 2016 primarily due to the increase in efficiency resulting from economies of scale and implementation of operation systems, and optimization of research and product development personnel. We expect no significant increase in research and product development expenses as the results of our continual research and product development efforts and increase in efficiency.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2017.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating Lease Obligations(1)	55,588	28,415	25,488	1,501	184
Purchase Obligations(2)	5,449	5,449	—	—	—
Total	61,037	33,864	25,488	1,501	184

(1)	Operating lease obligations represent our obligations for the leased premises of our headquarter and offline retail stores.

(2)	Purchase obligations consist primarily of contractual commitments in connection with leasehold improvements and the installation of equipment for our headquarter and offline retail stores.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Dunde Yu	37	Co-founder, chairman and chief executive officer
Haifeng Yan	36	Director
Tie Li	42	Director
Jie Zhu	37	Director
Cindy Chen	43	Director
Frank Lin	54	Director
Steve Yue Ji	46	Director
Tao Yang	42	Director
Onward Choi	48	Director
Jack Xu	51	Director
Shengli Hu	46	Director
Maria Yi Xin	33	Chief financial officer
Shihong Chen	35	Chief Technology Officer
Wei Zhang	52	Executive Vice President

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

Mr. Haifeng Yan has served as our director since our inception. Mr. Yan is the founder and Chief Executive Officer of Black Fish Financial Group Limited. Mr. Yan co-founded Tuniu in 2006 and previously served as our Chief Operating Officer and President until November 2017. Prior to founding Tuniu, Mr. Yan was one of the founding members and Chief Operating Officer of ci123.com, a leading childcare website in China, from 2005 to 2006. Prior to that, Mr. Yan served as an analyst of iTech Holdings Limited in 2004.

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

Mr. Tao Yang has served as our director since May 2017. Mr. Tao Yang currently serves as Senior Vice President of Ctrip.com International, Ltd in charge of its Travel Business Unit. Mr. Yang has held a number of technical and managerial positions after joining in Ctrip.com in 2000. Mr. Yang received an EMBA degree from China Europe International Business School and a bachelor's degree in mechanical engineering from Shanghai Jiaotong University.

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

 Mr. Shengli Hu has served as our director since May 2017. Mr. Hu is the Senior Vice President and President for Fashion &Lifestyle Business Unit of JD Group, responsible for the Fashion Division, Home& Lifestyles Division, TOPLIFE, and Second Hand Division of JD Group. Mr. Hu joined JD Group in January 2014, and became the President of 3C and Entertainment Business Unit in January 2016. Mr. Hu was appointed as the President for Fashion & Lifestyle Business Unit of JD Group on January 11, 2018. Mr. Hu received a master’s degree in business administration from Hunan University.

Ms. Maria Yi Xin has served as our chief financial officer since November 2017. Ms. Xin joined Tuniu in 2013 and has over 10 years of experience in corporate finance and capital markets with US-listed companies. While at Tuniu, Ms. Xin has held various key roles such as Vice President of investor relations, strategic investments and international media. Prior to joining Tuniu, Ms. Xin worked in equity research at China Renaissance, a leading financial institution in China. Prior to joining China Renaissance, Ms. Xin worked at E-Commerce China Dangdang Inc., a leading business-to-consumer e-commerce company in China, and at New Oriental Education and Technology Group Inc. (NYSE: EDU), the largest provider of private educational services in China. Ms. Xin received bachelor’s degrees in economics and law from Nankai University.

Mr. Shihong Chen has served as our chief technology officer since January 2018. Mr. Chen is currently in charge of our research and development, website and mobile, and accommodation reservation. Mr. Chen joined us in 2011 and was previously the head of the transportation business unit. Prior to joining us, Mr. Chen was an engineering manager at Trend Micro, a leading provider in enterprise data and cyber security. Mr. Chen received a bachelor's degree in mechanical engineering from Southeast University in China in 2005.

Mr. Wei Zhang has served as our executive vice president since May 2017. Mr. Zhang joined usin May 2015 as a senior vice president. Prior to joining us, Mr. Zhang worked in Jiangsu Hiteker High-tech Co., Ltd. from 2000 to 2015 in various roles such as vice president and executive president. Mr. Zhang received a master’s degree of business administration from a joint program between Renmin University of China and University of Wales in 2013.

B.	Compensation

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB4.6 million (US$0.7 million) in cash to our executive officers and RMB0.7 million (US$0.1 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan, or the 2008 Plan, in 2008. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of March 31, 2018, options to purchase 4,041,659 ordinary shares were outstanding, and there were 963,684 ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

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

2014 Share Incentive Plan

We adopted the 2014 Share Incentive Plan, or the 2014 Plan, in 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis. The ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis. As of March 31, 2018, there were options to purchase 12,854,567ordinary shares and 81,946 restricted shares outstanding under the 2014 Plan.

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

The following table summarizes, as of March 31, 2018, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
Name	Ordinary Shares Underlying Options Awarded/ Restricted Shares	(US$/ Share)	(RMB/ Share)(3)	Date of Grant	Vesting Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.651	November 5, 2009	4 years(1)	November 4, 2019
	1,100,000	0.226	1.470	March 11, 2011	4 years(1)	March 10, 2017
	1,269,995	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2019
	900,000	3.000	19.519	June 13, 2014	4 years(1)	June 12, 2024
	760,000	3.090	21.104	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	21.104	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	17.456	December 2, 2016	4 years(1)	December 1, 2026
	25,902	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
Maria Yi Xin	*	2.000	13.013	Novermber 30, 2013	4 years(1)	Novermber 29, 2026
	*	0.0001	0.001	August 15,2014	4 years(1)	August 14, 2024
	*	0.0001	0.001	March 6, 2015	4 years(1)	March 5, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	17.456	December 2, 2016	4 years(1)	December 1, 2026
	*	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
Shihong Chen	*	0.226	1.470	July 6, 2011	4 years(1)	July 5, 2021
	*	1.135	7.385	March 19, 2012	4 years(1)	March 18, 2022
	*	1.790	11.646	August 15,2013	4 years(1)	August 14, 2019
	*	0.0001	0.001	August 15 2014	4 years(1)	August 14, 2024
	*	3.000	19.519	August 15 2014	4 years(1)	August 14, 2024
	*	0.0001	0.001	March 6, 2015	4 years(1)	March 5, 2025
	*	3.090	20.104	March 6, 2015	4 years(1)	March 5, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	3.090	20.104	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	17.456	December 2, 2016	4 years(1)	December 1, 2026
	*	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
Wei Zhang	*	3.090	21.104	August 20, 2015	4 years(1)	August 19, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	17.456	December 2, 2016	4 years(1)	December 1, 2026
	*	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
Jack Xu	*†	N/A		May 9, 2014	4 years(1)	May 8, 2024
Onward Choi	*†	N/A		May 9, 2014	4 years(1)	May 8, 2024
Directors and officers as a group	9,066,745	—	—	—	—	—

*	Shares underlying vested options less than 1% of our total outstanding shares.

†	Denotes restricted share award; all other awards in this table are option awards.

(1)	Pursuant to the relevant award agreement, 1/4 of the ordinary shares underlying the option or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option or restricted shares shall vest on a monthly basis in the following three years. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(2)	Pursuant to the relevant award agreement, 1/12 of the ordinary shares underlying the option shall vest on a monthly basis in the year 2017. However, the option may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(3)	The prices in Renminbi were translated using the rate of US$1.00 = RMB6.5063, the exchange rate in effect as of December 29, 2017, solely for the convenience of the readers.

C.	Board Practices

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

Compensation Committee. Our compensation committee consists of Mr. Onward Choi, Mr. Shengli Hu and Mr. Jack Xu, and is chaired by Mr. Choi. Each of Mr. Choi, Mr. Hu and Mr. Xu, satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

All directors hold office until they are removed by ordinary resolution of the shareholders or become disqualified from being a director in accordance with the terms of our articles of association. In addition, the service agreements between us, our subsidiaries, if applicable, and the directors do not provide benefits upon termination of their service. Director nominations by the board of directors are subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires a majority of the votes cast at a shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors. For the periods of service of our directors as of December 31, 2017, see “—A. Directors and Senior Management.”

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

We had a total of 7,028, 8,277, and 6,841 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2017:

Function	Number of Employees
Management and administration	894
Customer service center	2,250
Sales and marketing	638
Research and product development	1,766
Offline retail stores	1,293
Total	6,841

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2018 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on (i) 389,123,410 ordinary shares outstanding as of March 31, 2018, including 17,373,500 Class B ordinary shares outstanding and 371,749,910 Class A ordinary shares outstanding (excluding 208,134 Class A ordinary shares, represented by 69,378 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	%†	Voting Power††
Directors and Executive Officers:*
Dunde Yu(1)	10,469,843	10,423,503	20,893,346	5.3	20.8
Haifeng Yan(2)	8,965,580	6,949,997	15,915,577	4.1	14.4
Tie Li(3)	100,786,465	—	100,786,465	25.9	18.5
Jie Zhu(4)	100,786,465	—	100,786,465	25.9	18.5
Shengli Hu(5)	78,061,780	—	78,061,780	20.1	14.3
Cindy Chen(6)	27,436,780	—	27,436,780	7.1	5.0
Frank Lin(7)	34,829,512	—	34,829,512	9.0	6.4
Steve Yue Ji(8)	16,198,364	—	16,198,364	4.2	3.0
Tao Yang (9)	12,481,034	—	12,481,034	3.2	2.3
Onward Choi(10)	**	—	**	**	**
Jack Xu(11)	**	—	**	**	**
Maria Yi Xin	**	—	**	**	**
Wei Zhang	**	—	**	**	**
Shihong Chen	**	—	**	**	**
All directors and executive officers as a group	290,046,939	17,373,500	307,420,439	77.6	83.9

Principal Shareholders:
BHR Winwood Investment Management Limited(12)	100,786,465	—	100,786,465	25.9	18.5
Affiliates of JD.com, Inc.(13)	78,061,780	—	78,061,780	20.1	14.3
DCM V, L.P. and Affiliates(14)	34,829,512	—	34,829,512	9.0	6.4
Unicorn Riches Limited(15)	27,436,780	—	27,436,780	7.1	5.0
Dragon Rabbit Capital Limited(16)	4,104,137	10,423,503	14,527,640	3.7	19.9
Verne Capital Limited(17)	4,104,137	6,949,997	11,054,134	2.8	13.5

*	Except for Haifeng Yan,Tie Li, Jie Zhu, Shengli Hu, Cindy Chen, Frank Lin, Steve Yue Ji, Tao Yang, Onward Choi and Jack Xu, the business address of our directors and executive officers is Tuniu Building, No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**	Shares underlying vested options of less than 1% of our total outstanding shares on an as-converted basis.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of March 31, 2018, which is 389,123,410 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 371,749,910 Class A ordinary shares (excluding 208,134 Class A ordinary shares, represented by 69,378 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after March 31, 2018.

††	For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2018, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Represents (i) 6,365,706 Class A ordinary shares underlying the options or restricted shares that have become fully vested as of March 31, 2018 or will become fully vested within 60 days after March 31, 2018, and (ii) 4,104,137 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary.

(2)	Represents 8,965,580 Class A ordinary shares and 6,949,997 Class B ordinary shares held by Verne Capital Limited, a British Virgin Islands company. Verne Capital Limited is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary. On August 24, 2017, Magic Worldwide Limited have entered into a STOCK PURCHASE AGREEMENT with a third party, pursuant to which, such third partywill purchase 100% stock interests of Verne Capital Limited from Magic Worldwide Limited. The transaction has not been closed as of the date of this annual report. The business address of Mr. Yan is No. 39, High-tech 6th Road, Binhai High-tech Industrial Park, Binhai High-Tech District, Tianjin, PRC.

(3)	Represents 100,786,465 Class A ordinary shares held by BHR Winwood Investment Management Limited and Hong Kong Praise Tourism Investment Limited. The business address of Mr. Li is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, PRC.

(4)	Represents 100,786,465 Class A ordinary shares held by BHR Winwood Investment Management Limited and Hong Kong Praise Tourism Investment Limited. The business address of Mr. Zhu is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, PRC.

(5)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited and (ii) 12,436,780 Class A ordinary shares held by JD.com E-Commerce (Investment) Hong Kong Corporation Limited. The business address of Mr. Shen is 15F, Building C, No. 18 Kechuang 11 Street, BDA, Beijing, PRC

(6)	Represents 27,436,780 Class A ordinary shares held by Unicorn Riches Limited. The business address of Ms. Chen is 6F, South Tower C, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100190, PRC.

(7)	Represents (i) 22,881,096 Class A ordinary shares held by DCM V, L.P., (ii) 558,324 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.

(8)	Represents 16,198,364 Class A ordinary shares held by Sequoia Capital 2010 CV Holdco, Ltd. The business address of Mr. Ji is 2805, Plaza 66 Tower 2, 1366 Nanjing West Road, Shanghai, PRC.

(9)	Represents 12,481,034 Class A ordinary shares held by Ctrip Investment Holding Ltd. The business address of Mr. Liang is Building 16, Sky SOHO, No. 968 Jinzhong Road, Shanghai, PRC.

(10)	The business address of Mr. Choi is Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing 100193, PRC.

(11)	The business address of Mr. Xu is 3000 Sand Hill Road, Building 4, Suite 100; Menlo Park, CA 94025.

(12)	Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,877,374 class A ordinary shares held by Hong Kong Praise Tourism Investment Limited (HK Praise Tourism) . BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC. HK Praise Tourism is a company organized under the laws of Hong Kong, and is a nominee of Beijing Capital Airlines Co. Limited, a controlled subsidiary of HNA Tourism. The business address of HK Praise Tourism is Unit 402, 4th Floor, Fairmont House No. 8 Cotton Tree Drive, Admiralty, Hong Kong.

(13)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited, and (ii) 12,436,780 Class A ordinary shares held by JD.com E-commerce (Investment) Hong Kong Corporation Limited. The business address of Fabulous Jade Global Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Fabulous Jade is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., a Nasdaq listed company. The business address of JD.com E-Commerce (Investment) Hong Kong Corporation Limited is Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong. JD.com E-Commerce (Investment) Hong Kong Corporation Limited is a wholly-owned subsidiary of JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc. We refer to Fabulous Jade Global Limited and JD.com E-Commerce (Investment) Hong Kong Corporation Limited as “Affiliates of JD.com, Inc.”

(14)	Represents (i) 22,881,096 Class A ordinary shares held by DCM V, L.P., (ii) 558,324 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P., whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner is DCM Hybrid RMB Fund International Ltd. DCM Hybrid RMB Fund International Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian, and Peter W. Moran, the directors of DCM Hybrid RMB Fund International Ltd. The general partner of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is DCM Turbo Fund Investment Management, L.P., whose general partner is DCM Turbo Fund International, Ltd. DCM Turbo Fund International, Ltd., through DCM Turbo Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao and Jason Krikorian, the directors of DCM Turbo Fund International, Ltd. The business address of DCM V, L.P., DCM Affiliates Fund V, L.P., DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(15)	The business address of Unicorn Riches Limited is c/o Hony Capital Limited, Suite 2701, One Exchange Square, Central, Hong Kong. Unicorn Riches Limited is a wholly-owned subsidiary of Hony Capital Fund V, L.P. Hony Capital Fund V. L.P.’s general partner is Hony Capital Fund V GP, L.P. Hony Capital Fund V GP, L.P.’s general partner is Hony Capital Fund V GP Limited. John Huan Zhao and Legend Holdings Corporation, have 80% and 20%, respectively, equity ownership of Hony Capital Fund V GP Limited.

(16)	Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited is a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The business address of Dragon Rabbit Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(17)	Verne Capital Limited is a British Virgin Islands company. Verne Capital Limited is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary. The business address of Verne Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. On August 24, 2017, Magic Worldwide Limited have entered into a STOCK PURCHASE AGREEMENT with a third party, pursuant to which, such third partywill purchase 100% stock interests of Verne Capital Limited from Magic Worldwide Limited. The transaction has not been closed as of the date of this annual report.

To our knowledge, as of March 31, 2018, 130,814,493 of our outstanding ordinary shares are held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 33.62% of our total outstanding shares. This includes 103,625,073 ordinary shares (excluding 208,134 Class A ordinary shares, represented by 69,378 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Private Placements, Repurchase and Redesignation

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Relationship with Ctrip

Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with our initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20,000,000 through a private placement transaction in May 2015. We conduct transactions in the ordinary course of business with Ctrip on the terms of arm-length transactions. We sell our packaged tours through Ctrip’s online platform and the commission fees to Ctrip were immaterial. Revenue from Ctrip consist of, commission fees for selling the hotel rooms and air tickets products through our online platform and packaged tours sold to Ctrip, amounted of RMB 3.5 million, RMB54.8 million and RMB61.5 million (US$9.5 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

Relationship with JD.com, Inc.

On May 8, 2015, we issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., for a consideration of RMB1,528.2 million in cash and RMB660.2 million in the business resource contributed by JD.com, Inc., which included the exclusive right to operate the leisure travel channel for both JD.com, Inc.’s website and mobile application, preferred partnership with JD.com, Inc. for hotel and air ticket reservation service, its internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015.

Relationship with HNA Tourism Group

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism until June 30, 2018. The transaction contemplated by the share subscription agreement was completed on in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of us and HNA Tourism. We have purchased RMB250.5 million and RMB394.7 million (US$60.7 million) air tickets from HNA Tourism for the years ended December 31, 2016 and 2017, respectively.

Relationship with Black Fish Financial Group Limited

Haifeng Yan, our director, founded Black Fish Financial Group Limited (“Black Fish”). In 2017, we disposed several subsidiries to Black Fish with nominal consideration. As of the disposal date, these subsidiaries were in deficit positions and disposal gain was insignificant in our consolidated statement of comprehensive income.

In 2017, Black Fish entered into cooperation agreements with us for provision of services in relation to our online lending services. The amount of service fees charged by Black Fish was RMB155.9 million (US$24.0 million) for the year ended December 31, 2017. Black Fish also purchased loan receivable assets related to the lending business from us at the consideration of RMB140.0 million as we terminated these cooperation agreements and stopped granting loans to individuals in 2017.

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

Our ADSs, each representing three of our Class A ordinary shares, have been listed on Nasdaq since May 9, 2014. Our ADSs trade under the symbol “TOUR.” The following table provides the high and low closing trading prices for our ADSs on Nasdaq since the date of our initial public offering:

	Trading Price Per ADS in US$
	High	Low
Annual Highs and Lows
2014 (since May 9, 2014)	24.00	10.07
2015	20.74	11.40
2016	16.00	7.80
2017	9.47	6.83
Quarterly Highs and Lows
First Quarter 2016	16.00	8.99
Second Quarter 2016	12.10	7.80
Third Quarter 2016	10.62	8.38
Fourth Quarter 2016	10.31	8.05
First Quarter 2017	9.40	7.79
Second Quarter 2017	8.69	8.00
Third Quarter 2017	8.16	6.83
Fourth Quarter 2017	9.47	6.84
First Quarter 2018	8.65	5.87
Monthly Highs and Lows
October 2017	7.97	6.84
November 2017	9.47	6.86
December 2017	8.50	7.52
January 2018	8.65	7.61
February 2018	8.07	7.32
March 2018	7.89	5.87
April 2018 (through April 23, 2018)	6.42	5.92

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on Nasdaq since May 9, 2014 under the symbol “TOUR.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in May 2014, insofar as they relate to the material terms of our ordinary shares.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 and amended in 2013 and 2017, specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011 and was amended in 2015 and 2016, respectively, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Tuniu Corporation is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Tuniu Corporation may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

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

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009 which has been amended in 2013 and 2015. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The SAT further released its Bulletin on Several Issues Concerning Enterprise Income Taxation on Income Arising from the Indirect Transfer of Property by Non-resident Enterprises (“Bulletin 7”) which became effective on February 3, 2015. Bulletin 7 repealed the relevant Indirect Transfer provisions contained in Circular 698 and set forth more detailed rules for the tax treatment of Indirect Transfers of equity interests in PRC resident enterprises and other assets situated in China. Applying a “substance over form” principle, when a non-resident enterprise structures an Indirect Transfer of an equity interest in a PRC resident enterprise or other assets situated in China to avoid taxation under the EIT through arrangements lacking reasonable commercial purposes, the Indirect Transfer will be re-characterized as a direct transfer. As a result, any gains derived from the Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Bulletin 7 provides de facto safe harbor treatment for situations in which a non-resident enterprise buys and then sells shares, in the public securities markets, of a foreign listed company that holds an equity interest in a PRC resident enterprise, and thereby realizes a capital gain. However, in order for the safe harbor treatment to apply, both the purchase and sale must be conducted on the public securities markets so as to preclude market manipulation, and the equity interests purchased and sold must be those in the same enterprise. When shares sold in the public securities markets were obtained before such shares were listed on a public securities market or were not purchased through a public securities market, or when shares were purchased on a public market but are to be sold through non-public markets, the safe harbor treatment would not be applicable. In 2017, the SAT released its Bulletin on Matters concerning Withholding of Income Tax of Non-resident Enterprises at Source (“Bulletin 37”) which became effective on December 1, 2017. Bulletin 37 abolished SAT Circular 698, and updated the calculation method for the taxable income for the share transfer as well as stipulated the withholding obligation of the withholding agent. There is uncertainty as to the interpretation and application of Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being taxed under Bulletin 7 and Bulletin 37 and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that we should not be taxed under Bulletin 7 and Bulletin 37. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or state, local, and non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States tax considerations of an investment in our ADSs or ordinary shares.

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

No assurance can be given with respect to our PFIC status for the taxable year ended December 31, 2017 or any future taxable year. The determination of whether we are or will become a PFIC is uncertain. Because it is a factual determination made annually that will depend upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of becoming classified as a PFIC will substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.

Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

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

 A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market. Thus, we believe that we will be a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Furthermore, as mentioned above, no assurance can be given with respect to our PFIC status for the taxable year ended December 31, 2017 or any future taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

As of December 31, 2017, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB3,660.5 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$562.6 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our U.S. dollar cash balance would have been US$153,697. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$139,725 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our Renminbi cash balance would have been RMB6.5 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB7.2 million instead. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2017, we received a reimbursement of approximately US$0.4 million from the depositary net of US$0.1 million United States withholding tax.

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

For the period from May 8, 2014, the date that the Form F-1 was declared effective by the SEC, through December 31, 2017, we used all the net proceeds we received from our initial public offering for the following purposes, as set forth in the Form F-1: (i) expanding our sales and marketing efforts; (ii) expanding our product selection and offerings; (iii) strengthening our technology and products developments capabilities; and (iv) general corporate purposes, including funding strategic investments in and acquisitions of complementary businesses, assets and technologies.

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

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2017, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2017 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-2 of this Form 20-F.

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

	2016		2017
Audit fees(1)	US$	1,435,410	1,573,258
Audit-related fees(2)	US$	125,406	44,793
All other fees(3)	US$	230,801	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting, as well as the quarterly reviews of condensed consolidated financial information.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with certain financial due diligence projects.

(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

On August 23, 2016, our board of directors authorized a share repurchase program under which we may repurchase up to US$150 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. On January 12, 2018, our board of directors authorized a share repurchase program under which we may repurchase up to US$100 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were presented as “treasury stock” in shareholder’s equity on the Group’s consolidated balance sheets. Treasury stock is accounted for under the cost method.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2017 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
March 2, 2017 to March 31, 2017	810,427	US$	8.48	810,427	US$	140,275,871
April 4, 2017 to April 28, 2017	594,778	US$	8.21	594,778	US$	135,392,303
May 1, 2017 to May 4, 2017	155,222	US$	8.22	155,222	US$	134,116,717
June 12, 2017 to June 30, 2017	350,625	US$	8.23	350,625	US$	131,232,436
July 3, 2017 to July 31, 2017	484,832	US$	7.96	484,832	US$	127,371,262
August 1, 2017 to August 31, 2017	599,467	US$	7.56	599,467	US$	122,838,346
Total	2,995,351	US$	8.12	2,995,351	US$	122,838,346

(1)	Each ADS represents three Class A ordinary shares.

(2)	On August 23, 2016, our board of directors authorized a share repurchase program under which we may repurchase up to US$150 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. On January 12, 2018, our board of directors authorized a share repurchase program under which we may repurchase up to US$100 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Date: April 26, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(r) to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2017.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 in the accompanying Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 26, 2018

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	1,085,236	484,101	74,405
Restricted cash	124,561	91,810	14,111
Short-term investments	3,603,497	3,084,634	474,100
Accounts receivable, net	235,673	286,627	44,054
Amounts due from related parties	390,330	171,331	26,333
Prepayments and other current assets	1,632,329	939,463	144,393
Yield enhancement products and accrued interest	449,528	31,337	4,816
Total current assets	7,521,154	5,089,303	782,212

Non-current assets
Long term investments	58,764	484,991	74,542
Property and equipment, net	177,817	148,278	22,790
Intangible assets, net	592,267	460,634	70,798
Goodwill	147,639	147,639	22,692
Yield enhancement products over one year and accrued interest	562,643	170,505	26,206
Other non-current assets	46,468	156,455	24,047
Long-term amounts due from related parties	64,902	—	—
Total non-current assets	1,650,500	1,568,502	241,075
Total assets	9,171,654	6,657,805	1,023,287

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB4,340,394 and RMB 2,453,662, as of December 31, 2016 and 2017, respectively):
Accounts payable	1,022,704	852,500	131,027
Amounts due to related parties	32,526	86,923	13,360
Salary and welfare payable	192,455	187,561	28,828
Taxes payable	11,619	32,036	4,924
Advances from customers	1,806,493	1,210,615	186,068
Accrued expenses and other current liabilities	589,288	373,690	57,435
Amounts due to the individual investors of yield enhancement products and accrued interests	871,914	177,971	27,354
Total current liabilities	4,526,999	2,921,296	448,996
Non-current liabilities
Deferred tax liabilities	23,456	21,142	3,249
Other non-current liabilities	31,472	21,339	3,280
Total non-current liabilities	54,928	42,481	6,529
Total liabilities	4,581,927	2,963,777	455,525

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Commitments and contingencies (Note 19)

Redeemable noncontrolling interests	90,072	96,719	14,865

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2016 and 2017; 379,470,757 shares (including 362,097,257 Class A shares and 17,373,500 Class B shares) and 388,918,015 shares (including 371,544,515 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2016 and 2017, respectively)	242	248	38
Less: Treasury stock	(19,708)	(185,419)	(28,498)
Additional paid-in capital	8,855,991	9,013,793	1,385,395
Accumulated other comprehensive income	400,925	272,386	41,865
Accumulated deficit	(4,738,593)	(5,505,897)	(846,241)
Total Tuniu Corporation shareholders’ equity	4,498,857	3,595,111	552,559
Noncontrolling interests	798	2,198	338
Total equity	4,499,655	3,597,309	552,897
Total liabilities, redeemable noncontrolling interests and equity	9,171,654	6,657,805	1,023,287

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Packaged tours	7,578,822	10,147,148	1,589,353	244,279
Others	127,804	401,100	602,747	92,641
Total revenues	7,706,626	10,548,248	2,192,100	336,920
Less: Business and related taxes	(35,526)	(17,307)	—	—
Net revenues	7,671,100	10,530,941	2,192,100	336,920
Cost of revenues	(7,309,062)	(9,891,736)	(1,024,206)	(157,418)
Gross profit	362,038	639,205	1,167,894	179,502

Operating expenses
Research and product development	(298,199)	(601,402)	(541,126)	(83,170)
Sales and marketing	(1,149,512)	(1,900,397)	(894,148)	(137,428)
General and administrative	(385,442)	(658,790)	(637,795)	(98,027)
Other operating income	12,175	22,323	21,749	3,343
Total operating expenses	(1,820,978)	(3,138,266)	(2,051,320)	(315,282)
Loss from operations	(1,458,940)	(2,499,061)	(883,426)	(135,780)
Other income/(expenses)
Interest income	76,516	87,305	130,250	20,019
Foreign exchange losses, net	(83,118)	(9,734)	(2,394)	(368)
Other loss, net	(1,334)	(2,553)	(121)	(19)
Loss before income tax expense	(1,466,876)	(2,424,043)	(755,691)	(116,148)
Income tax benefit/(expense)	589	1,711	(15,625)	(2,402)
Net loss	(1,466,287)	(2,422,332)	(771,316)	(118,550)
Net loss attributable to noncontrolling interests	(3,006)	(15,104)	(4,934)	(758)
Net (loss)/income attributable to redeemable noncontrolling interests	—	(34)	922	142
Net loss attributable to Tuniu Corporation	(1,463,281)	(2,407,194)	(767,304)	(117,934)
Accretion on redeemable noncontrolling interests	—	(106)	(5,725)	(880)
Net loss attributable to ordinary shareholders	(1,463,281)	(2,407,300)	(773,029)	(118,814)

Net loss	(1,466,287)	(2,422,332)	(771,316)	(118,550)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	188,106	233,900	(128,539)	(19,756)
Comprehensive loss	(1,278,181)	(2,188,432)	(899,855)	(138,306)
Comprehensive loss attributable to noncontrolling interests	(3,006)	(15,104)	(4,934)	(758)
Comprehensive (loss)/income attributable to redeemable noncontrolling interests	—	(34)	922	142
Comprehensive loss attributable to Tuniu Corporation	(1,275,175)	(2,173,294)	(895,843)	(137,690)

Loss per share
Basic and diluted	(5.89)	(6.45)	(2.04)	(0.31)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	248,362,837	373,347,855	378,230,039	378,230,039

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	188,435,922	121	—	—	2,298,727	(21,081)	(869,044)	1,408,723	—	1,408,723
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB1,078	93,750,000	57	—	—	3,104,457	—	—	3,104,514	—	3,104,514
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	20,122	20,122
Issuance of ordinary shares pursuant to share incentive plan	4,784,970	3	—	—	14,993	—	—	14,996	—	14,996
Share-based compensation expenses	—	—	—	—	65,143	—	—	65,143	—	65,143
Foreign currency translation adjustments	—	—	—	—	—	188,106	—	188,106	—	188,106
Acquisition of noncontrolling interests	—	—	—	—	(683)	—	—	(683)	(813)	(1,496)
Cumulative effect adjustments for the adoption of ASC 606	—	—	—	—	—	—	926	926	—	926
Net loss	—	—	—	—	—	—	(1,463,281)	(1,463,281)	(3,006)	(1,466,287)
Balance as of December 31, 2015	286,970,892	181	—	—	5,482,637	167,025	(2,331,399)	3,318,444	16,303	3,334,747
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB3,414	90,909,091	60	—	—	3,275,775	—	—	3,275,835	—	3,275,835
Repurchase of ordinary shares	—	—	(985,299)	(19,708)	—	—	—	(19,708)	—	(19,708)
Issuance of ordinary shares pursuant to share incentive plan	1,590,774	1	—	—	5,266	—	—	5,267	—	5,267
Share-based compensation expenses	—	—	—	—	92,419	—	—	92,419	—	92,419
Foreign currency translation adjustments	—	—	—	—	—	233,900	—	233,900	—	233,900
Remeasurement of prior year acquisitions	—	—	—	—	—	—	—	—	(401)	(401)
Accretion on redeemable noncontrolling interests	—	—	—	—	(106)	—	—	(106)	—	(106)
Net loss	—	—	—	—	—	—	(2,407,194)	(2,407,194)	(15,104)	(2,422,298)
Balance as of December 31, 2016	379,470,757	242	(985,299)	(19,708)	8,855,991	400,925	(4,738,593)	4,498,857	798	4,499,655

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated
	Ordinary shares		Treasury Stock		Additional paid-in	other comprehensive	Accumulated	Total Tuniu Corporation	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	Shareholders’ equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Repurchase of ordinary shares	—	—	(8,986,053)	(165,711)	—	—	—	(165,711)	—	(165,711)
Issuance of ordinary shares pursuant to share incentive plan	9,447,258	6	—	—	67,587		—	67,593	—	67,593
Share-based compensation expenses	—	—	—	—	98,675	—	—	98,675	—	98,675
Capital contribution to a subsidiary with noncontrolling interest	—	—	—	—	(2,735)	—	—	(2,735)	6,334	3,599
Foreign currency translation adjustments	—	—	—	—		(128,539)	—	(128,539)	—	(128,539)
Accretion on redeemable noncontrolling interest					(5,725)	—	—	(5,725)	—	(5,725)
Net loss	—	—	—	—	—	—	(767,304)	(767,304)	(4,934)	(772,238)
Balance as of December 31, 2017	388,918,015	248	(9,971,352)	(185,419)	9,013,793	272,386	(5,505,897)	3,595,111	2,198	3,597,309
Balance as of December 31, 2017(US$ (Note 2(d)))	388,918,015	38	(9,971,352)	(28,498)	1,385,395	41,865	(846,241)	552,559	338	552,897

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(1,466,287)	(2,422,332)	(771,316)	(118,550)
Depreciation of property and equipment	28,041	66,510	65,704	10,099
Amortization of intangible assets	57,810	145,063	150,092	23,069
Allowance for doubtful accounts	—	30,919	45,808	7,041
Change in fair value of contingent consideration	—	(1,225)	5,572	856
Foreign exchange loss	106,271	7,597	673	103
Loss from disposal of property and equipment	210	859	562	86
Share-based compensation expenses	65,143	92,419	98,675	15,166
Change in deferred tax liabilities	(1,057)	(2,322)	(2,314)	(356)
Changes in operating assets and liabilities:
Accounts receivable	(74,475)	(92,147)	(64,286)	(9,881)
Amounts due from related parties	(59,367)	(395,228)	283,901	43,635
Prepayments and other current assets	(593,972)	(379,924)	691,932	106,348
Accrued interests of yield enhancement products	(6,374)	(29,318)	15,114	2,323
Other non-current assets	(317,775)	288,460	(9,668)	(1,486)
Accounts payable	370,438	133,809	(167,262)	(25,708)
Amounts due to related parties	28,762	3,764	54,398	8,361
Salary and welfare payable	66,728	42,688	(4,930)	(758)
Taxes payable	4,089	(1,075)	20,417	3,138
Advances from customers	486,301	668,567	(595,876)	(91,584)
Accrued expenses and other liabilities	775,008	(399,107)	(221,018)	(33,970)
Accrued interests of amounts due to the individual investors of yield enhancement products	4,679	8,065	(11,183)	(1,719)
Non-current liabilities	11,092	(5,486)	(3,644)	(560)
Net cash used in operating activities	(514,735)	(2,239,444)	(418,649)	(64,347)
Cash flows from investing activities:
Purchase of short-term investments	(1,139,691)	(5,097,309)	(2,488,010)	(382,400)
Proceeds from maturity of short-term investments	442,136	2,847,284	3,271,860	502,876
Purchase of yield enhancement products	(718,619)	(807,210)	—	—
Proceeds from maturity of yield enhancement products	10,865	538,485	434,977	66,855
Increase in loan receivable	—	(18,038)	(16,438)	(2,526)
Changes in restricted cash	(294,387)	214,436	32,752	5,034
Purchase of property and equipment and intangible assets	(155,478)	(117,894)	(160,497)	(24,668)
Cash paid for long-term investments	—	(57,500)	(426,227)	(65,510)
Proceeds from disposal of property and equipment	155	—	—	—
Cash paid for acquisition, net of cash received	(60,149)	(16,501)	(111)	(17)
Net cash (used in)/provided by investing activities	(1,915,168)	(2,514,247)	648,306	99,644

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2016 and 2017

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from financing activities:
Proceeds from the private placement, net of issuance cost	2,430,223	3,275,835	—	—
Cash paid for repurchase of ordinary shares	—	(19,708)	(166,149)	(25,537)
Proceeds from issuance of ordinary shares upon exercise of options	12,637	8,483	67,344	10,351
Contingent consideration paid for business acquisitions	—	(2,250)	(6,800)	(1,045)
Acquisition of noncontrolling interests	(1,496)	—	—	—
Cash contribution from noncontrolling interests	—	—	3,599	553
Proceeds from sales/(redemption) of yield enhancement products	579,474	274,698	(682,760)	(104,938)
Repayment of short-term debt	(15,000)	—	—	—
Cash contribution from redeemable noncontrolling interest holders	—	90,000	—	—
Net cash provided by/(used in) financing activities	3,005,838	3,627,058	(784,766)	(120,616)
Effect of exchange rate changes on cash and cash equivalents	67,560	110,652	(46,026)	(7,074)
Net increase/(decrease) in cash and cash equivalents	643,495	(1,015,981)	(601,135)	(92,393)
Cash and cash equivalents at the beginning of year	1,457,722	2,101,217	1,085,236	166,798
Cash and cash equivalents at the end of year	2,101,217	1,085,236	484,101	74,405
Supplemental disclosure of cash flow information
Income tax paid	—	1,506	12,199	1,875

Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	18,953	16,963	11,859	1,823
Receivables related to exercise of stock options	(3,379)	(163)	(385)	(59)
Accrual related to business acquisition	42,116	39,344	38,116	5,858

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1. Organization and Principal Activities

Tuniu Corporation (the “Company”) is an exempted company with limited liability incorporated in the Cayman Islands. The Company, its subsidiaries and the consolidated variable interest entity (“VIE”) and its subsidiaries (collectively referred to as the “Affiliated Entities”) are collectively referred to as the “Group”. The Group’s principal activity is the provision of travel-related services in the People’s Republic of China (“PRC”).

As of December 31, 2017, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

Name of subsidiaries and Affiliated entities	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries of the Company:
Tuniu (HK) Limited	Established on May 20, 2011	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	Established on August 24, 2011	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	Established on September 8, 2008	PRC	100%
Xiamen Suiwang International Travel Service Co., Ltd.	Established on January 26, 2016	PRC	100%
Tianjin Tuniu International Travel Service Co., Ltd.	Established on March 23, 2016	PRC	100%
Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	Established on December 18, 2006	PRC	100%
Subsidiaries of VIE
Shanghai Tuniu International Travel Service Co., Ltd.	Acquired on August 22, 2008	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	Acquired on December 22, 2008	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	Acquired on November 18, 2009	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	Established on April 19, 2011	PRC	100%
Beijing Global Tour International Travel Service Co., Ltd.	Acquired on July 1, 2015	PRC	75.02%
Tuniu Insurance Brokers Co., Ltd.	Acquired on August 11, 2015	PRC	100%

2. Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Certain prior year balances have been adjusted to conform to the current year presentation. Such reclassifications relate to the adoptions of Accounting Standards Update (“ASU”) 2014-09 as further described in Note 2(r) “Revenue Recognition” and Note 2(ae) “Recently Issued Accounting Pronouncements”.

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

To comply with PRC laws and regulations that restrict foreign equity ownership of companies that operate internet content, travel agency and air-ticketing services, the Company operates its website and engaged in such restricted services through Nanjing Tuniu and its subsidiaries. Nanjing Tuniu’s equity interests are held by Dunde Yu, the Company’s Chief Executive Officer, Haifeng Yan, the Company’s director, and several other PRC citizens. On September 17, 2008, Beijing Tuniu, one of the Company’s wholly foreign owned subsidiaries, entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, the Company is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

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

In the years ended December 31, 2015, 2016 and 2017, the Company and its subsidiaries received service fees of RMB42,367, RMB109,572 and RMB138,054, respectively, from its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

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

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2017, the aggregate accumulated deficit of the Affiliated Entities was RMB 3,735 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

The following assets, liabilities, revenues and loss of the Affiliated Entities were included in the consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	206,917	289,259	44,458
Restricted cash	123,748	90,854	13,964
Short-term investments	323,393	1,685,045	258,987
Accounts receivable, net	178,177	140,464	21,589
Intercompany receivables	7,039	1,595,225	245,182
Prepayments and other current assets	1,223,887	228,604	35,136
Yield enhancement products and accrued interest	449,528	21,337	3,279
Total current assets	2,512,689	4,050,788	622,595

Non-current assets
Long-term investments	75,000	501,227	77,037
Property and equipment, net	95,433	84,755	13,027
Intangible assets, net	100,286	95,550	14,686
Goodwill	137,074	137,074	21,068
Yield enhancement products over one year and accrued interest	562,643	170,505	26,206
Other non-current assets	35,551	27,258	4,189
Total non-current assets	1,005,987	1,016,369	156,213
Total assets	3,518,676	5,067,157	778,808

LIABILITIES
Current liabilities
Accounts payable	939,741	629,707	96,784
Salary and welfare payable	167,747	157,440	24,198
Taxes payable	8,206	8,952	1,376
Advances from customers	1,795,560	1,145,306	176,030
Intercompany payable	2,528,229	4,966,577	763,349
Accrued expenses and other current liabilities	557,226	334,286	51,379
Amount due to the individual investors of yield enhancement products	871,914	177,971	27,354
Total current liabilities	6,868,623	7,420,239	1,140,470
Non-current liabilities	31,460	1,378,584	211,884
Total liabilities	6,900,083	8,798,823	1,352,354

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues	7,781,754	10,562,269	1,954,746	300,439
Net loss	(1,055,593)	(2,034,208)	(348,755)	(53,603)
Net cash used in operating activities	(87,299)	(972,677)	(232,926)	(35,800)
Net cash used in investing activities	(1,374,894)	(193,029)	(988,393)	(151,913)
Net cash provided by financing activities	1,736,720	995,740	1,303,661	200,369

Certain financial data of 2015 and 2016 listed in the tables above have been recast as a result of the adoption of Accounting Standards Update (“ASU”) 2014-09 as further described in Note 2(r) “Revenue Recognition” and Note 2(ae) “Recently Issued Accounting Pronouncements”.

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

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of approximately RMB1,463,281, RMB2,407,194 and RMB767,304 for the years ended December 31, 2015, 2016 and 2017, respectively. Net cash used in operating activities was approximately RMB514,735 and RMB2,239,444 and RMB418,649 for the years ended December 31, 2015, 2016 and 2017, respectively. Accumulated deficit was RMB2,331,399, RMB4,738,593 and RMB5,505,897 as of December 31, 2015, 2016 and 2017, respectively. The Group has adopted ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. As of December 31, 2017, the Group had net current assets and management believes that the Group’s available cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include revenue recognition, recoverability of receivables, estimating useful lives of property and equipment and intangible assets, impairment for goodwill and long-lived assets, the purchase price allocation in relation to business combination, fair value of contingent considerations with respect to business combinations, losses due to committed tour reservations, the valuation allowance for deferred tax assets and the determination of uncertain tax positions.

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

When preparing the consolidated financial statements presented in RMB, assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, and equity accounts are translated into RMB at historical exchange rates. Income and expense items are translated at average exchange rates prevailing during the respective fiscal years. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of accumulated other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity.

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB 6.5063 on December 29, 2017, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2017, or at any other rate.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(e) Fair Value Measurement - continued

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, amounts due from and due to related parties, balance in relation to yield enhancement products, other long-term investments and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments except for short-term investments and other long-term investments which are carried at fair value at each balance sheet date. Short-term investments and other long-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place, which are summarized below:

	Fair Value Measurement Using Significant Other Observable Inputs (Level 2)
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Short-term investment	3,603,497	3,084,634	474,100
Other long-term investment	—	394,923	60,699

(f) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks, other financial institutions and Alipay, a third party payment processor, which are unrestricted as to withdrawal or use.

(g) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash mainly represents (i) cash deposits required by tourism administration departments as a pledge to secure travellers’ rights and interests, (ii) cash deposits required by China Insurance Regulatory Commission for engaging in insurance agency or brokering activities. (iii) the deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee, and required by the Group’s business partners.

(h) Short-term Investments

Short-term investments are comprised of investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. Given the short-term nature, the carrying value of short-term investments approximates their fair value. There was no other-than-temporary impairment of short-term investments for the years ended December 31, 2015, 2016 and 2017. As of December 31, 2017, time deposits of RMB215,629 was held as a pledge for issuance letter of guarantee, and required by the Group’s business partners.

(i) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the corporate customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less an allowance for doubtful accounts. The Group reviews accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. The Group evaluates the collectability of accounts receivable considering many factors including reviewing accounts receivable balances, historical bad debt rates, payment patterns, counterparties’ credit worthiness and financial conditions, and industry trend analysis. The Group recognized allowance for doubtful accounts of nil, RMB5,297 and RMB13,332 for the year ended December 31, 2015, 2016 and 2017, respectively.

The following table summarized the details of the Group’s allowance for doubtful accounts:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at beginning of year	—	—	4,856	746
Provision for doubtful accounts	—	5,297	13,332	2,049
Write-offs	—	(441)	(1,283)	(197)
Balance at end of period	—	4,856	16,905	2,598

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(j) Long-term investments

Long-term investments include cost-method investments, equity-method investments and other long-term investments.

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

Other long-term investments include financial products with maturities over one year, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

No event had occurred and indicated that other-than-temporary impairment existed and therefore the Group did not record any impairment charges for its investments for the years ended December 31, 2016 and 2017.

(k) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 - 5 years
Buildings	16 - 20 years
Furniture and fixtures	3 - 5 years
Vehicles	3 - 5 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset ranging from 1 – 9 years

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

(l) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-used software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB7,572, RMB8,516 and RMB19,545 for the years ended December 31, 2015, 2016 and 2017, respectively. The amortization expense for capitalized software costs amounted to RMB2,212, RMB3,768 and RMB5,729 for the years ended December 31, 2015, 2016 and 2017, respectively. The unamortized amount of capitalized internal use software development costs was RMB30,940 as of December 31, 2017.

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

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net loss attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(n) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 3 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, software, non-compete agreements, travel licenses, insurance agency license and business cooperation agreement with JD.com Inc., which are amortized on a straight-line basis over their estimated useful lives of 3.5 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2015, 2016 and 2017.

(o) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group adopted Accounting Standards Update (“ASU”) 2011-08, “Intangibles—Goodwill and Other (Topic 350)”. This accounting standard gives the Group an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit is determined by the Group using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term growth rates of revenue and gross margin, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment test on October 1.

No impairment loss was recognized for the years ended December 31, 2015, 2016 and 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(p) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. No impairment of long-lived assets was recognized during the years ended December 31, 2015, 2016 and 2017.

(q) Advances from Customers

Advances from customers represent the amounts travellers pay in advance to purchase packaged tours or other travelling products. Among the cash proceeds from travellers, the amounts payable to tour operators are recorded as accounts payable and the remaining are recognized as revenues when revenue recognition criteria are met.

(r) Revenue Recognition

The Group’s revenue is primarily derived from sales of packaged tours and other service fees.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The Group adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. Refer to note 2 (ae) for the effects of the adoption of ASC 606 on the Group’s consolidated balance sheet as of December 31, 2016 and its consolidated statements of comprehensive loss for the years ended December 31, 2015 and 2016.

Packaged tours: Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Prior to January 2017, substantially all of the Group’s revenues from organized tours were recognized on a gross basis, which represented amounts charged to and received from travellers (who were the Group’s customers). The Group was the primary obligor in the organised tour arrangements and bore the risks and rewards, including the travellers’ acceptance of products and services delivered. Even though the Group did not generally assume the substantive inventory risk before travellers placed an order, the Group was the party retained by and paid by the travellers, and the Group was responsible for (and solely authorized to) refunding travellers their payments in situations of customer disputes. Further, the Group independently selected travel service suppliers, and determined the prices charged to customers and paid to its travel suppliers.

Since the beginning of 2017, the Group has implemented certain changes in its arrangements with the tour operators. The Group’s role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. Under the current organized tour arrangements, the tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. As a result of the change of the Group’s role, starting from January 1, 2017, revenues from organized tours (except for those that the Group takes substantive inventory risks) are generally reported on net basis, representing the difference between what the Group receives from the travellers and the amounts due to the tour operators.

Revenues from self-guided tours are recognized on a net basis, as the Group has no involvement in determining the service, and provides no additional services to travellers other than the booking services. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation, and other travel-related services. As such, the Group is an agent for the travel service providers in these transactions and revenues are reported on a net basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(r) Revenue Recognition - continued

Under certain circumstances, the Group may enter into contractual commitments with suppliers to reserve tours, and is required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that the Group undertakes inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that the Group undertakes substantive inventory risk were RMB497,918 for the year ended December 31, 2017, which were recorded in revenues for packaged tours.

Under ASC 606, revenues from organized tours for which the company was a principal for the years 2015 and 2016 were recognized over the period of the tours when control over the tour services was transferred to the customers over such period. Starting from January 1, 2017, under the current arrangements for the organized tours, revenues from organized tours for which the company is an agent are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

Under ASC 606, revenues from self-guided tours are recognized when the tours depart.

Other revenues: Other revenues primarily comprise revenues generated from(i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, and (iv) service fees for financial services and interest income for yield enhancement products. Revenue is recognized when the services are rendered or when the tickets are issued.

The Group commenced the financial business in 2015. Certain domestic financial assets exchanges (the "Exchange") and trust companies offered the yield enhancement products through the Group’s online platform and the Group charged these companies for the service fees which were recorded as other revenue upon the delivery of service. The service revenues were insignificant for the year ended December 31, 2015, 2016 and 2017.

Further, from 2016 in certain cases, the Group purchased yield enhancement products with maturities ranged from three months to two years from the Exchanges and trust companies and split these products into smaller amount yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to individual investors through the Group’s online platform. The split of the products were arranged by Exchanges. As of December 31, 2016 and 2017, yield enhancement products purchased from the Exchanges and trust companies with maturities within one year and accrued interest with the balances of RMB449,528 and RMB31,337 were recorded in current assets, and balances with the maturities over one year of RMB562,643 and RMB170,505 were recorded in non-current assets. Interest revenues of RMB78,666 and RMB50,867 were recorded as other revenues for the year ended December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, yield enhancement products held by the individual investors with maturities within one year of RMB871,914 and RMB177,971 were recorded in current liabilities. Interest costs of RMB59,709 and RMB34,499 were recorded as cost of revenue for the year ended December 31, 2016 and 2017, respectively.

The Group also provided online lending services in 2017 and fees charged in connection with this financial service were recorded as other revenue. The amount of such service revenue for the year ended December 31, 2017 was RMB220,701.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(r) Revenue Recognition - continued

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. The Group accounts for these customer incentives in accordance with ASC 606. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when revenue is recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. Prior to April 2015, the Group recorded estimated liabilities for all points earned by customers as the Group did not have sufficient historical information to determine point forfeitures or breakage. The Group, with accumulated knowledge on membership points and cash rewards redemption and expiration, began to apply historical redemption rates in estimating the costs of points earned from May 2015 onwards. As of December 31, 2016 and 2017, liabilities recorded related to membership points and cash rewards were RMB46,594 and RMB2,142, respectively.

Business and related taxes, and value-added tax

The Group was mainly subject to business and related taxes on services provided in the PRC at applicable rates before May 1, 2016, which were deducted from revenues to arrive at net revenue. On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of value-added tax (“VAT”) was expanded to all industries in China. The Group’s business has been subject to VAT since that date, and were permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Cost of Revenues

Cost of revenues mainly consists of salaries and other compensation-related expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, interest expenses for yield enhancement products, and other service fee for financial service. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the organized tours prior to 2017, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Losses arising from the committed tour reservations in abovementioned arrangements where the Group secures availabilities of tours were recorded in “cost of revenues” in the consolidated statements of comprehensive loss, which were RMB17,780 and RMB45,494 for the years ended December 31, 2015 and 2016. Commencing in 2017, since the Group changed its role from principal to agent in the organized tour arrangements and revenues were recognized on a net basis, losses arising from the committed tour reservations were recorded as deductions to revenues, which were RMB11,009 for the year ended December 31, 2017.

(t) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expense and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB899,015, RMB1,270,598 and RMB302,987 for the years ended December 31, 2015, 2016 and 2017, respectively.

(u) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses to the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (see Note 2(l)).

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(v) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent liabilities. As of December 31, 2016 and 2017, deferred rent of RMB10,674 and RMB10,332 was recorded as current liabilities and RMB13,791 and RMB9,548 was recorded as non-current liabilities, respectively.

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

The Group recognized share-based compensation expense of RMB65,143, RMB92,419 and RMB98,675 for the years ended December 31, 2015, 2016 and 2017, respectively, which was classified as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	784	891	1,075	165
Research and product development	3,538	5,702	6,864	1,055
Sales and marketing	1,136	1,390	1,650	254
General and administrative	59,685	84,436	89,086	13,692
Total	65,143	92,419	98,675	15,166

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

Uncertain tax positions

The guidance in ASC 740 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(y) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB131,291, RMB256,801 and RMB263,618 for the years ended December 31, 2015, 2016 and 2017, respectively.

(z) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB12,175, RMB21,098 and RMB27,322 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ac) Treasury stock

On August 23, 2016, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million worth of its ADS over the next 12 months. On January 12, 2018, the Company’s board of directors authorized an additional share repurchase program under which the Company may repurchase up to US$100 million worth of the Company’s ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were presented as “treasury stock” in equity on the Group’s consolidated balance sheets. Treasury stock is accounted for under the cost method.

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

(ae) Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). The Group adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. The new revenue standard has mainly changed the timing of revenue recognition. Under ASC 606, for 2015 and 2016, instead of recognizing revenue at the end of the organized tours and self-guided tours in accordance with ASC 605, revenues from organized tours were recognized over the period of the tours and revenues from self-guided tours were recognized on the departure day. In addition, the new revenue standard also changed the presentation of customer incentive. Under ASC 606, the estimated amount associated with the future obligation to customers was recorded as a reduction of revenue instead of sales and marketing expenses under incremental cost model in accordance ASC 605. Following the adoption of ASC 606, the revenue recognition for others services remained materially consistent with the historical practice. See Note 2(r) for further details.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ae) Recently Issued Accounting Pronouncements - continued

The following table presents the effect of the adoption of ASC 606 on the Group’s consolidated balance sheet as of December 31, 2016:

	December 31, 2016
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Accounts receivable	220,336	15,337	235,673
Total current assets	7,505,817	15,337	7,521,154
Total assets	9,156,317	15,337	9,171,654
Accounts payable	879,383	143,321	1,022,704
Advances from customers	1,951,764	(145,271)	1,806,493
Total current liabilities	4,528,949	(1,950)	4,526,999
Total liabilities	4,583,877	(1,950)	4,581,927
Accumulated deficit	(4,755,514)	16,921	(4,738,593)
Total Tuniu Corporation shareholders’ equity	4,481,936	16,921	4,498,857
Noncontrolling interestss	432	366	798
Total equity	4,482,368	17,287	4,499,655
Total liabilities, redeemable noncontrolling interests and equity	9,156,317	15,337	9,171,654

The following tables present the effect of the adoption of ASC 606 on our consolidated statements of operations for the years ended December 31, 2016 and 2015:

	For the Years Ended December 31, 2016
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Packaged tours	10,179,977	(32,829)	10,147,148
Others	385,603	15,497	401,100
Total revenues	10,565,580	(17,332)	10,548,248
Net revenues	10,548,273	(17,332)	10,530,941
Cost of revenues	(9,921,304)	29,568	(9,891,736)
Gross profit	626,969	12,236	639,205
Sales and marketing	(1,908,424)	8,027	(1,900,397)
Total operating expenses	(3,146,293)	8,027	(3,138,266)
Loss from operations	(2,519,324)	20,263	(2,499,061)
Loss before income tax expense	(2,444,306)	20,263	(2,424,043)
Net loss	(2,442,595)	20,263	(2,422,332)
Net loss attributable to noncontrolling interests	(15,470)	366	(15,104)
Net loss attributable to Tuniu Corporation	(2,427,091)	19,897	(2,407,194)
Net loss attributable to ordinary shareholders	(2,427,197)	19,897	(2,407,300)
Net loss	(2,442,595)	20,263	(2,422,332)
Comprehensive loss	(2,208,695)	20,263	(2,188,432)
Comprehensive loss attributable to noncontrolling interests	(15,470)	366	(15,104)
Comprehensive loss attributable to Tuniu Corporation	(2,193,191)	19,897	(2,173,294)
Net loss per share-basic and diluted	(6.50)	0.05	(6.45)

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ae) Recently Issued Accounting Pronouncements – continued

	For the Years Ended December 31, 2015
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Packaged tours	7,553,041	25,781	7,578,822
Others	127,745	59	127,804
Total revenues	7,680,786	25,840	7,706,626
Net revenues	7,645,260	25,840	7,671,100
Cost of revenues	(7,274,675)	(34,387)	(7,309,062)
Gross profit	370,585	(8,547)	362,038
Sales and marketing	(1,154,155)	4,643	(1,149,512)
Total operating expenses	(1,825,621)	4,643	(1,820,978)
Loss from operations	(1,455,036)	(3,904)	(1,458,940)
Other loss, net	(1,336)	2	(1,334)
Loss before income tax expense	(1,462,974)	(3,902)	(1,466,876)
Net loss	(1,462,385)	(3,902)	(1,466,287)
Net loss attributable to Tuniu Corporation	(1,459,379)	(3,902)	(1,463,281)
Net loss attributable to ordinary shareholders	(1,459,379)	(3,902)	(1,463,281)
Net loss	(1,462,385)	(3,902)	(1,466,287)
Comprehensive loss	(1,274,279)	(3,902)	(1,278,181)
Comprehensive loss attributable to Tuniu Corporation	(1,271,273)	(3,902)	(1,275,175)
Net loss per share-basic and diluted	(5.88)	(0.01)	(5.89)

The following tables present the effect of the adoption of ASC 606 on our consolidated statements of cash flows for the years ended December 31, 2016 and 2015:

	For the Years Ended December 31, 2016
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(2,442,595)	20,263	(2,422,332)
Changes in operating assets and liabilities:
Accounts receivable	(76,810)	(15,337)	(92,147)
Accounts payable	78,768	55,041	133,809
Advances from customers	728,534	(59,967)	668,567

	For the Years Ended December 31, 2015
	As Reported	Adoption of ASC 606	As Adjusted
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(1,462,385)	(3,902)	(1,466,287)
Changes in operating assets and liabilities:
Accounts payable	320,502	49,936	370,438
Advances from customers	532,335	(46,034)	486,301

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ae) Recently Issued Accounting Pronouncements – continued

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. The Group does not expect the adoption of ASU 2016-01 to have a significant impact on consolidated financial statements and associated disclosures.

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

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (“ASU 2016-15”), which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The ASU 2016-15 is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group does not expect the adoption of ASU 2016-15 to have a significant impact on the consolidated financial statements and associated disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2016-18”), which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group does not expect the adoption of ASU 2016-18 to have a significant impact on the consolidated financial statements and associated disclosures.

In January 2017, the FASB issued ASU 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Group does not expect the adoption of ASU 2017-01 to have a significant impact on the consolidated financial statements and associated disclosures.

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

In May 2017, the FASB issued ASU 2017-09, “Compensation - Stock Compensation (Topic 718)” that provides additional guidance around which changes to a share-based payment award requires an entity to apply modification accounting. Specifically, an entity is to account for the effects of a modification, unless all of the following are satisfied: (1) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (3) the classification of the modified award as an equity instrument or as a liability instrument is the same as the classification of the original award immediately before the original award is modified. For public entities, the update is effective beginning after December 15, 2017. Early adoption is permitted. The Group does not expect the adoption of ASU 2017-09 to have a significant impact on the consolidated financial statements and associated disclosures.

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, accounts receivables, yield enhancement products and other long-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, short-term investments and other long-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on the corporate customers, travel agents and insurance companies and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2015, 2016 and 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration

(a) Credit and Concentration Risks - continued

The Group has purchased financial products which include yield enhancement products issued by domestic Financial Assets Exchanges and Trust companies. The Group has set up a risk evaluation system on the issuers of credit quality, ultimate borrowers of asset management schemes, and conducts collectability assessment of the financial assets on timely basis. As of December 31, 2017, the Group believes the financial assets are financially sound based on publicly available information and management’s assessment does not foresee substantial credit risk with respect to these financial products.

(b) Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes influenced by central government policies, and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Travel agencies

During the year ended December 31, 2016, the Group acquired 100% of equity interests of one offline travel agency to further expand the Group’s oversea tourism market and promote the Group’s destination service. The total purchase price of RMB28,077 including cash consideration of RMB16,507 and RMB11,570 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2016, the Group paid RMB16,507 of the cash consideration, and accrued additional RMB680 of contingent consideration based on the revaluation of the fair value. During the year ended December 31, 2017, the Group finalized the purchase price allocation of acquisitions during the measurement period. The final purchase price allocation did not have material difference from the preliminary estimates made in 2016. During the year ended December 31, 2017, the Group paid RMB3,600 of the contingent cash consideration, and accrued additional RMB1,030 of contingent consideration based on the revaluation of the fair value. As of December 31, 2017, the total unpaid contingent consideration was RMB9,680.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including the cash acquired of RMB8.3 million)	12,907
Trade names	2,464	9.5years
Non-compete agreement	3,676	6 years
Goodwill	10,565
Deferred tax liability	(1,535)
Total considerations	28,077

During the year ended December 31, 2015, the Group acquired the 90%, 100%, 75.02% and 80% of equity interests in four offline travel agencies, respectively. The Group gained access to the expanding Taiwan tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB115,498 included cash consideration of RMB100,163 and RMB15,335 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next three to four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2016, the Group finalized the purchase price allocation of acquisitions during the measurement period and obtained new fair value information related to certain assets acquired and liabilities assumed. The final purchase price allocation did not have material difference from the preliminary estimates made in 2015. The Group adjusted the purchase price allocation by increasing net liabilities by RMB2,891, decreasing customer relationships by RMB138, decreasing trade names by RMB449, decreasing non-compete agreement by RMB99, decreasing non-controlling interests by RMB401, increasing goodwill by RMB505, and decreasing deferred tax liabilities by RMB172. During the year ended December 31, 2016, the Group paid RMB7,973 of the cash consideration, and reversed RMB1,905 of contingent consideration based on the revaluation of the fair value. During the year ended December 31, 2017, the Group paid RMB3,200 of the cash consideration, and accrued additional RMB4,542 for the contingent consideration based on the revaluation of the fair value. As of December 31, 2017, the total unpaid contingent consideration was RMB28,436.

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

The acquisition of BCA is considered as assets acquisition and the intangible assets acquired include the exclusive operation right of leisure travel channel, preferred partnership of hotel and air ticket reservation service, traffic and marketing supports. The Group estimated the fair value of exclusive operation right and preferred partnership using a form of the income approach known as excess earning method. The key assumption includes expected revenue attributable to assets, margin discount rate and the remaining useful life. The Group estimated the fair value of internet traffic support and marketing support using a form of income approach known as operating cost saving method. Key assumption includes the market price of the services to be provided, the volume of the services to be provided, discount rate and the remaining useful life. The Group made estimates and judgments in determining the fair value of the assets with assistance from an independent valuation firm.

The summary of the fair value of acquired intangible assets is as follows:

	Amount	Estimated useful lives
Exclusive operation right of leisure travel channel	405,406	5 years
Preferred partnership of hotel and air ticket reservation service	1,431	5 years
Internet traffic support	139,358	5 years
Marketing support	114,020	5 years
Total consideration	660,215

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	1,368,964	680,723	104,625
Interest income receivable	33,545	42,234	6,491
Prepayment for advertising expenses	36,736	7,950	1,222
Receivable from business partner	33,935	81,940	12,594
Others	159,149	126,616	19,461
Total	1,632,329	939,463	144,393

The Group recognized a provision for other current assets of nil, RMB25,622 and RMB32,476 for the years ended December 31, 2015, 2016 and 2017, respectively.

The following table summarized the details of the Group’s provision for other current assets:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at beginning of year	—	—	25,622	3,938
Provision for doubtful accounts	—	25,622	32,476	4,991
Transfer-out	—	—	(27,466)	(4,221)
Write-offs	—	—	—	—
Balance at end of period	—	25,622	30,632	4,708

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments consist of equity method investments, cost method equity investments and other long-term investments in certain financial products.

Equity method investments

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42.5 million for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment due to the significant influence the Group has over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. Nil gain or loss was recognized for the years ended December 31, 2016 and 2017 from this investment as Zhongshan had no significant operating activities during the years.

Cost method equity investments

Cost method is used for investments where the Group does not have the ability to exercise significant influence over the investees. The carrying value of cost method investments was RMB16,264 and RMB47,568 as of December 31, 2016 and 2017, respectively.

Other long-term investments

During 2017, The Group made several investments in financial products with maturities over one year. The Group classified these investments in other long-term investments and the carrying value of such investments was RMB394,923 as of December 31, 2017.

No impairment loss was recognized for long-term investments for the year ended December 31, 2015, 2016 and 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	145,962	151,407	23,271
Leasehold improvements	92,962	87,750	13,487
Buildings	5,604	5,495	845
Furniture and fixtures	17,709	17,479	2,686
Vehicles	864	1,120	172
Software	32,366	51,911	7,979
Subtotal	295,467	315,162	48,440
Less: Accumulated depreciation	(127,579)	(177,854)	(27,336)
Property and equipment subject to depreciation	167,888	137,308	21,104
Construction in progress	9,929	10,970	1,686
Total	177,817	148,278	22,790

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were RMB28,041, RMB66,510 and RMB65,704, respectively.

9. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Travel license	30,490	30,590	4,702
Insurance agency license	11,711	11,711	1,800
Software – internally developed	34,208	52,515	8,071
Trade names	41,634	41,634	6,399
Business Cooperation Agreements	660,215	660,215	101,473
Customer relationship	13,458	13,458	2,068
Non-compete agreements	6,399	6,399	984
Subtotal	798,115	816,522	125,497
Less: Accumulated amortization	(205,848)	(355,888)	(54,699)
Total	592,267	460,634	70,798

During 2015, the Group acquired an insurance agency for the total consideration of RMB58,720 to acquire the insurance agency license. The insurance agency was a dormant company and was not qualified as a business as it had no input or process to create output. The Group accounted for this transaction as assets acquisition and the difference between the cash consideration and net assets of the insurance agency is recorded as insurance agency license which is amortized over 20 years on a straight line basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Intangible assets, net - continued

Amortization expenses for intangible assets were RMB57,810, RMB145,063 and RMB150,092 for the years ended December 31, 2015, 2016 and 2017.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2018	148,509	22,825
2019	147,921	22,735
2020	94,504	14,525
2021	12,788	1,965
2022	7,415	1,140
Thereafter	49,497	7,608
Total	460,634	70,798

10. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	136,569	147,639	22,692
Increase in goodwill related to acquisitions during the year	10,565	—	—
Remeasurement of prior year acquisitions	505	—	—
Accumulated impairment loss	—	—	—
Balance at the end of year	147,639	147,639	22,692

11. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Prepayment for land use rights	—	101,007	15,524
Other long-term assets	46,468	55,448	8,523
Balance at the end of year	46,468	156,455	24,047

Prepayment for land use rights consist of upfront cash payments made to local land bureaus to secure land use rights under executed long-term land use rights agreements. The Group has not obtained the Certificate for Land Use Right as of the date of this report.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users	56,793	63,499	9,760
Payable for business acquisition	21,664	26,925	4,138
Accrued liabilities related to customers incentive program	46,594	2,142	329
Accrued professional service fees	25,156	9,878	1,518
Accrued advertising expenses	315,651	74,548	11,458
Deposits received from suppliers	14,781	70,212	10,791
Accrued operating expenses	44,475	54,834	8,428
Advanced payment from banks	11,006	18,748	2,882
Others	53,168	52,904	8,131
Total	589,288	373,690	57,435

Deposits from packaged-tour users represent cash paid to the Group as a deposit for overseas tours, and such amount is refundable upon completion of the tours.

Advanced payment from banks represent cash received by the Group for promotional and marking campaigns. Banks participating in these campaigns would reimburse the Group for tours sold to their credit card holders at a specified discount. Such advanced payment is recognized as revenues when revenues from the related tour are recognized.

13. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2015, 2016 and 2017.

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

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For Years Ended December 31,
	2015	2016	2017
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(22.5)	(23.2)	(17.3)
Permanent book – tax difference	(0.1)	1.0	(4.0)
Difference in EIT rates of certain subsidiaries	(3.1)	(2.0)	(5.8)
Effect of tax holiday	0.7	(0.7)	—
Total	0.0	0.1	(2.1)

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	(9,974)	—	—	—
Basic net loss per share effect	(0.04)	—	—	—
Diluted net loss per share effect	(0.04)	—	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Income Taxes - continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	112,946	13,828	2,125
Net operating loss carry forwards	944,772	1,164,433	178,970
Carryforwards of deductible advertising expenses	2,634	9,159	1,408
Allowance for doubtful accounts	7,730	11,452	1,760
Subtotal	1,068,082	1,198,872	184,263
Less: valuation allowance	(1,068,082)	(1,198,872)	(184,263)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(23,456)	(21,142)	(3,249)
Total non-current deferred tax assets, net	(23,456)	(21,142)	(3,249)

As of December 31, 2017, the Group had net operating loss carryforwards of RMB4,666,287 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2018 for the amount of RMB42,961 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2019 and 2022. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2016 and 2017, valuation allowances of RMB1,068,082 and RMB1,198,872 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	150,817	480,905	1,068,082	164,161
Additions	332,086	596,944	189,090	29,063
Written-off for expiration of net operating losses	(1,998)	(9,767)	(16,421)	(2,524)
Utilization of previously unrecognized tax losses and un-deductible advertising expenses	—	—	(41,879)	(6,437)
Balance at the end of the year	480,905	1,068,082	1,198,872	184,263

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

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2016 and 2017 is as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	—	90,072	13,843
Capital contribution from redeemable noncontrolling interests	90,000	—	—
Net (losses)/income attributable to redeemable noncontrolling interests	(34)	922	142
Accretion on redeemable noncontrolling interests	106	5,725	880
Balance as of December 31	90,072	96,719	14,865

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

Share-based compensation expense of RMB65,143, RMB92,419 and RMB98,675 were recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

Share options

The following table summarizes the Company’s option activities:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$’000

Outstanding at January 1, 2017	31,330,444	1.86	6.81	34,999
Granted	676,846	0.42	—	—
Exercised	(9,306,537)	1.10	—	—
Forfeited	(5,536,136)	2.47	—	—
Outstanding at December 31, 2017	17,164,617	2.01	6.36	13,340
Vested and expected to vest at December 31, 2017	16,130,003	1.99	6.25	12,913
Exercisable at December 31, 2017	10,475,782	1.68	5.12	11,514

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

On May 31, 2016, the Company modified the exercise price of 7,260,242 share options to US$0.0001 and the number of share options was reduced to 3,630,121. The incremental compensation expense was insignificant and was recognized over the remaining service period.

On February 15, 2017, the Company extended the contract life of 2,435,709 share options granted under 2008 plan from six years to ten years. The incremental compensation expense was insignificant and was recognized immediately since the share options were fully vested.

The total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was RMB150,325, RMB26,587 and RMB103,082(US$15,843), respectively.

The weighted-average grant date fair value for options granted during the years ended December 31, 2015, 2016 and 2017 was US$2.40, US$1.47and US$2.66, respectively, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2015, 2016, and 2017 was RMB50,089, RMB67,727 and RMB82,814(US$12,728), respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Share-based Compensation Expenses - continued

The grant date fair value of each option is calculated using a binomial option pricing model with the following assumptions:

	2015	2016	2017

Expected volatility	50.9%-51.7%	55.86%-57.49%	51.39%-52.4%
Risk-free interest rate	2.09%-2.24%	1.85%-2.4%	2.21%-2.45%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%	0%
Time to maturity (in years)	10	10	10
Expected forfeiture rate (post-vesting)	0-20%	0-20%	0%-20%
Fair value of the common share on the date of option grant	US$4.21-5.26 RMB27.27-34.07	US$2.68-2.97 RMB18.6-20.60	US$1.39-2.92 RMB9.05-18.98

As of December 31, 2017, there was RMB87,124 in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 2.13 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2015, 2016 and 2017 were RMB1,694, RMB1,777 and RMB2,468(US$379), respectively.

The fair value of restricted shares with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of restricted shares	Weighted average grant date fair value

Outstanding as of January 1, 2017	403,002	3.82
Vested	(140,721)	3.36
Forfeited	(157,502)	2.84
Outstanding as of December 31, 2017	104,779	3.82
Vested and expected to vest at December 31, 2017	104,779	3.82

As of December 31, 2017, there was RMB 2,460 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 1.75 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(1,463,281)	(2,407,194)	(767,304)	(117,934)
Accretion on redeemable noncontrolling interests	—	(106)	(5,725)	(880)
Numerator for basic and diluted net loss per share	(1,463,281)	(2,407,300)	(773,029)	(118,814)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	248,362,837	373,347,855	378,230,039	378,230,039
Loss per share-basic and diluted	(5.89)	(6.45)	(2.04)	(0.31)

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and restricted shares with the number of 30,309,619, 31,733,446 and 17,269,396, for the years ended December 31, 2015, 2016 and 2017, respectively.

18. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB2,566 million, or 71% of the Group’s total consolidated net assets as of December 31, 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Commitments and Contingencies

(a) Operating Lease Agreement

The Group leases its offices under non-cancelable operating lease agreements. Certain of these arrangements contain free or escalating rent clauses. The Group recognizes rental expense under such arrangements on a straight-line basis over the lease term. Rental expenses amounting to RMB36,445, RMB86,830 and RMB76,599 during the years ended December 31, 2015, 2016 and 2017, respectively, were charged to the consolidated statements of comprehensive loss when incurred.

As of December 31, 2017, future minimum commitments under non-cancelable agreements were as follows:

Years Ending December 31,	RMB	US$ (Note 2(d))
2018	28,415	4,367
2019	17,474	2,686
2020	8,014	1,232
2021	1,050	161
2022 and thereafter	635	97
Total	55,588	8,543

(b) Capital Commitments

As of December 31, 2017, capital commitments relating to leasehold improvement and purchase of equipment were approximately RMB5,449.

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

(d) Other commitment

Deposit or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB199 million RMB212 million as of December 31, 2016 and 2017, respectively, which occupies the Group’s credit facilities granted by banks.

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Ctrip”)	one board director of the Group
JD.com, Inc. (“JD”)	one board director of the Group
HNA Tourism Holdings Group Co., Ltd. (“HNA”)	two board directors of the Group
Black Fish Financial Group Ltd. (“Black Fish”)	founded by one of the principal shareholders of the Group, who is also the Group’s director.

a)	Transactions with related parties:

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

The Group sells packaged tours through Ctrip’s online platform and the commission fees to Ctrip were insignificant. Revenue from Ctrip consist of, commission fees for the booking of hotel rooms and air tickets through the Group’s online platform and packaged tours sold to Ctrip, amounted of RMB3.5 million, RMB54.8 million and RMB61.5 million (US$9.5 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

On May 8, 2015, the Company issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD, for cash consideration of RMB1,528.2 million (US$250 million) and RMB660.2 million in business resource contributed by JD, which include the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application, JD's preferred partnership for hotel and air ticket reservation service, internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015.

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism Holdings Group Co., Ltd., for total consideration of RMB3,279 million (US$500 million).

HNA agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules, and the Group undertook to acquire no less than US$100 million products and services sourced from HNA over the next two years. The Group purchased RMB250.5million, RMB394.7 million (US$60.7 million) air tickets from HNA for the year ended December 31, 2016 and 2017, respectively.

In 2017, the Group disposed several subsidiaries to Black Fish with nominal consideration. As of the disposal date, these subsidiaries were in deficit positions and disposal gain was insignificant in the Group’s consolidated statement of comprehensive income.

Black Fish entered into cooperation agreements with the Group in 2017 for provision of services in relation to the Group’s online lending services. The amount of service fees charged by Black Fish was RMB155.9 million (US$24.0 million) for the year ended December 31, 2017. Black Fish also purchased loan receivable assets related to the lending business from the Group at the consideration of RMB140.0 million as the Group terminated these cooperation agreements and stopped granting loans to individuals in 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Related party transactions and balances - continued

b)	Balances with related parties:

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Ctrip	30,668	16,128	2,479
Amounts due from JD	3,374	10,942	1,682
Amounts due from HNA	356,288	143,084	21,992
Amounts due from Black Fish	—	1,177	180
Total	390,330	171,331	26,333

Non-current:
Amounts due from HNA	64,902	—	—

Current:
Amounts due to Ctrip	32,526	86,923	13,360

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	3,428	293	45
Amounts due from subsidiaries and Affiliated Entities	7,436,798	7,035,131	1,081,280
Prepayments and other current assets	1,007	570	88
Total current assets	7,441,233	7,035,994	1,081,413

Intangible assets	475,626	343,583	52,808
Total assets	7,916,859	7,379,577	1,134,221

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	8,662	8,232	1,265
Total current liabilities	8,662	8,232	1,265
Non-current liabilities
Investments deficit in subsidiaries and Affiliated Entities	3,409,340	3,776,234	580,397
Total non-current liabilities	3,409,340	3,776,234	580,397
Total liabilities	3,418,002	3,784,466	581,662

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2016 and 2017; 379,470,757 shares (including 362,097,257 Class A shares and 17,373,500 Class B shares) and 388,918,015 shares (including 371,544,515 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2016 and 2017, respectively)	242	248	38
Less: Treasury stock	(19,708)	(185,419)	(28,498)
Additional paid-in capital	8,855,991	9,013,793	1,385,395
Accumulated other comprehensive income	400,925	272,386	41,865
Accumulated deficit	(4,738,593)	(5,505,897)	(846,241)
Total Tuniu Corporation shareholders’ equity	4,498,857	3,595,111	552,559
Total liabilities and equity	7,916,859	7,379,577	1,134,221

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(19,016)	(11,657)	(6,715)	(1,032)
Share of loss of subsidiaries and affiliated entities	(1,345,114)	(2,230,637)	(761,841)	(117,094)
Total operating expenses	(1,364,130)	(2,242,294)	(768,556)	(118,126)
Loss from operations	(1,364,130)	(2,242,294)	(768,556)	(118,126)
Other income/(expenses)
Interest income	19,183	1,418	6	1
Foreign exchange losses, net	(119,161)	(167,405)	(12)	(2)
Other income, net	827	1,087	1,258	193
Loss before income tax expense	(1,463,281)	(2,407,194)	(767,304)	(117,934)

Net loss	(1,463,281)	(2,407,194)	(767,304)	(117,934)
Accretion on redeemable noncontrolling interests	—	(106)	(5,725)	(880)
Net loss attributable to ordinary shareholders	(1,463,281)	(2,407,300)	(773,029)	(118,814)

Net loss	(1,463,281)	(2,407,194)	(767,304)	(117,934)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	188,106	233,900	(128,539)	(19,756)
Comprehensive loss	(1,275,175)	(2,173,294)	(895,843)	(137,690)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Cash provided by/(used in) operating activities	645,364	(661,029)	(5,507)	(846)
Cash (used in)/provided by investing activities	(3,434,719)	(3,972,014)	402,418	61,850
Cash provided by/(used in) financing activities	2,442,860	3,264,610	(98,805)	(15,186)

Effect of exchange rate changes on cash and cash equivalents	113,312	281,764	(301,241)	(46,300)
Net decrease in cash and cash equivalents	(233,183)	(1,086,669)	(3,135)	(482)
Cash and cash equivalents at the beginning of year	1,323,280	1,090,097	3,428	527
Cash and cash equivalents at the end of year	1,090,097	3,428	293	45
Supplemental disclosure of non-cash investing and financing activities
Deemed dividends to preferred shareholders	—	—	—	—
Accrued issuance cost related to private placement	—	—	—	—
Receivables related to exercise of stock option	(3,379)	(163)	(385)	(59)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Note to Financial Statement Schedule I

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

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and Affiliated Entities. Such investments in subsidiaries and Affiliated Entities are presented on the balance sheets as investment deficit in subsidiaries and Affiliated Entities and the loss of the subsidiaries and Affiliated Entities is presented as share of loss of subsidiaries and Affiliated Entities.

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

As of December 31, 2017, the Company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.

