Form 20-F
period 2018-12-31
Tuniu Corp
filed 2019-04-04
CIK 1597095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

371,958,044 Class A ordinary shares (including 19,323,900 Class A ordinary shares, represented by 6,441,300 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2018.

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
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the noon buying rate in effect as of December 31, 2018.

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

The following table presents selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss data for the three years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

We adopted ASC 606, “Revenue from Contracts with Customers”, effective on January 1, 2017 by applying the full retrospective method. For the years ended December 31, 2015 and 2016, we have recast certain of the following financial data as a result of the adoption of ASC 606, “Revenue from Contracts with Customers”. See Note 2(af) “Recently Issued Accounting Pronouncements” to our consolidated financial statements included in this Annual Report on Form 20-F for further information regarding these changes. In addition, since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. As a result of the change in business arrangements, revenues from the organized tours for 2017 and 2018 were generally recognized on a net basis except for those that we take substantive inventory risk and the self-operated local tour operators in which we act as a principal (see Note 2(s) “Revenue Recognition” to our consolidated financial statements included in this Annual Report on Form 20-F for further information). Under ASC 606, “Revenue from Contracts with Customers”, substantially all revenues from our organized tours for the years ended December 31, 2015 and 2016 continued to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016. Revenues and cost of revenues for the year ended December 31, 2014 were not recast and were presented in accordance with ASC 605, “Revenue Recognition”.

	For the Years Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Packaged tours	3,525,951	7,578,822	10,147,148	1,589,353	1,830,630	266,254
Others	28,756	127,804	401,100	602,747	409,519	59,562

Total revenues	3,554,707	7,706,626	10,548,248	2,192,100	2,240,149	325,816
Less: Business and related taxes	(19,768)	(35,526)	(17,307)	—	—	—

Net revenues	3,534,939	7,671,100	10,530,941	2,192,100	2,240,149	325,816
Cost of revenues	(3,308,801)	(7,309,062)	(9,891,736)	(1,024,206)	(1,065,022)	(154,901)

Gross profit	226,138	362,038	639,205	1,167,894	1,175,127	170,915

Operating expenses:
Research and product development	(104,881)	(298,199)	(601,402)	(541,126)	(315,222)	(45,847)
Sales and marketing	(434,191)	(1,149,512)	(1,900,397)	(894,148)	(778,126)	(113,174)
General and administrative	(166,988)	(385,442)	(658,790)	(637,795)	(487,372)	(70,885)
Other operating income	6,902	12,175	22,323	21,749	56,599	8,232

Loss from operations	(473,020)	(1,458,940)	(2,499,061)	(883,426)	(348,994)	(50,759)
Other income/(expenses):
Interest and investment income, net	31,284	76,516	87,305	130,250	152,929	22,243
Foreign exchange losses, net	(5,334)	(83,118)	(9,734)	(2,394)	(11,729)	(1,706)
Other (loss)/income, net	(788)	(1,334)	(2,553)	(121)	8,576	1,247

Loss before income tax expense	(447,858)	(1,466,876)	(2,424,043)	(755,691)	(199,218)	(28,975)
Income tax benefit/(expense)	—	589	1,711	(15,625)	(153)	(22)

Net loss	(447,858)	(1,466,287)	(2,422,332)	(771,316)	(199,371)	(28,997)

Net loss attributable to noncontrolling interests	—	(3,006)	(15,104)	(4,934)	(14,037)	(2,042)
Net (loss)/income attributable to redeemable noncontrolling interests	—	—	(34)	922	178	26
Net loss attributable to Tuniu Corporation	(447,858)	(1,463,281)	(2,407,194)	(767,304)	(185,512)	(26,981)
Accretion on redeemable noncontrolling interests	—	—	(106)	(5,725)	(2,422)	(352)
Deemed dividends to preferred shareholders	(15,606)	—	—	—	—	—
Net loss attributable to ordinary shareholders	(463,464)	(1,463,281)	(2,407,300)	(773,029)	(187,934)	(27,333)

Net loss per ordinary share attributable to ordinary shareholders
Basic	(4.38)	(5.89)	(6.45)	(2.04)	(0.50)	(0.07)
Diluted	(4.38)	(5.89)	(6.45)	(2.04)	(0.50)	(0.07)
Net loss per ADS attributable to ordinary shareholders
Basic	(13.15)	(17.67)	(19.35)	(6.12)	(1.50)	(0.21)
Diluted	(13.15)	(17.67)	(19.35)	(6.12)	(1.50)	(0.21)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	105,746,313	248,362,837	373,347,855	378,230,039	377,744,381	377,744,381

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,457,722	2,101,217	1,085,236	484,101	560,356	81,500
Restricted cash	44,030	338,997	124,561	91,810	270,670	39,367
Short-term investments	468,570	1,226,415	3,603,497	3,084,634	859,211	124,967
Prepayments and other current assets	575,297	1,285,607	1,632,329	939,463	1,673,584	243,413
Long-term investments	—	—	58,764	484,991	1,302,506	189,442
Total assets	2,645,017	7,186,141	9,171,654	6,657,805	6,556,923	953,665
Accounts and notes payable	382,705	855,588	1,022,704	852,500	1,305,610	189,893
Advances from customers	638,828	1,138,009	1,806,493	1,210,615	1,058,946	154,017
Total liabilities	1,236,294	3,851,394	4,581,927	2,963,777	3,143,071	457,141
Redeemable noncontrolling interests	—	—	90,072	96,719	69,319	10,082
Ordinary shares	121	181	242	248	249	36
Total equity	1,408,723	3,334,747	4,499,655	3,597,309	3,344,533	486,442

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(271,102)	(514,735)	(2,239,444)	(418,649)	268,089	38,992
Net cash (used in)/provided by investing activities	(193,143)	(1,620,201)	(2,728,683)	615,554	153,992	22,398
Net cash provided by/(used in) financing activities	1,540,397	3,005,838	3,627,058	(784,766)	(145,212)	(21,122)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Declines or disruptions in the leisure travel industry in China may materially and adversely affect our business and results of operations.

We are dependent on the leisure travel industry for substantially all of our revenues. The leisure travel industry is dependent on personal discretionary spending levels, which may be materially and adversely affected by economic downturns and recessions. Although the leisure travel industry in China has experienced rapid growth over the past decade, any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operations. The Chinese economy has slowed down in recent years and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.6% in 2018. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. Any severe or prolonged slowdown in the Chinese economy, slowdown in the growth rate of disposable income per capita in China or the recurrence of any financial disruptions may materially and adversely affect the leisure travel industry in China and our business, financial condition and results of operations.

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. For example, the travel industry was negatively impacted by the outbreak of Ebola hemorrhagic fever in West Africa beginning in March 2014, the disappearance of a Malaysia Airlines flight in March 2014 as well as the crashes of Malaysia Airlines and AirAsia flights in July and December 2014, respectively, the earthquake in Jiuzhaigou, China in August 2017 , the volcanic eruption in Bali, Indonesia in November 2017, as well as the boat capsizing accident in Phuket island, Thailand in July 2018, which all had a negative impact on our target customers. In addition, leisure travel products and services to overseas destinations accounted for over 67% of our packaged tour gross bookings in 2018. In addition, our overseas leisure travel business may be negatively affected by any adverse change in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrests, wars, imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the Nice terrorist attack in France, the coup in Turkey, the deployment of THAAD by South Korea in 2016, and the political crisis in Maldives in 2018, all of which negatively impacted short-term travel demand for the tours to the affected regions. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

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

We have incurred net losses historically and will likely continue to incur losses in the future as we grow our business. We had a net loss of RMB2,422.3 million, RMB771.3 million and RMB199.4 million (US$29.0 million) in 2016, 2017 and 2018, respectively. Our historical net losses were partially attributable to our spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. We expect that we will continue to incur expenses to further grow our business, which will affect our profitability and cash flow from operations in the future.

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

In 2018, the number of orders placed through our mobile platform accounted for over 90% of total orders placed through our online platform and average daily unique visitors on our mobile platform accounted for over 75% of the average daily unique visitors on our online platform. As a result, our mobile platform serves as an important and integral part of our customers’ research on travel-related information. The lower functionality, speed and memory generally associated with mobile devices may make it more difficult for our customers to fully access our mobile platform, and we may fail to attract and retain a significant portion of the growing number of customers who search for and book travel products and services through mobile devices. We may also experience difficulties monetizing customer traffic to our mobile platform.

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

We have experienced a period of rapid growth and expansion, including our recent increase in the number of offline retail stores and local tour operators to strengthen our service capability. Such growth and expansion has placed, and will continue to place, significant strain on our management and resources. We cannot assure you that this level of significant growth and expansion will be sustainable or achieved at all in the future. We believe that our continued growth and expansion will depend on our ability to provide competitive travel products and services, attract new customers, continue developing travel products and services and innovative technologies in response to customer demand and preferences, increase brand awareness through marketing and promotional activities, expand into new market segments, and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above.

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

If we are unable to identify, attract, hire, train and retain key individuals and highly skilled employees, our business may be adversely affected

Our future performance depends on the continued service of our senior management, in particular, Mr. Dunde Yu, our founder, chairman and chief executive officer. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. There is no assurance that we can continue to retain their services and there can be no assurance that they will not compete against us.

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

We started to offer financial services in China since 2015. We provide various financial services, including consumer financing, supply chain financing, microcredit, factoring service and insurance products. We used to provide yield enhancement products, the provision of which has been terminated in 2018. Expansion in the finance sector involves new risks and challenges. For certain financial products, we have committed or will commit our own capital. Our lack of familiarity with the finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer.

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

Starting in 2016, we further strengthened our presence in the travel supply chain by introducing a number of self-operated local tour operators in major destinations such as Xiamen, Beijing, Changsha. We operate our domestic self-operated local tour operators primarily through Xiamen Suiwang International Travel Service Co., Ltd., a wholly owned subsidiary of us established in January 2016. Our self-operated local tour operators directly provide destination-based services to our organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. Similar to our travel suppliers, our self-operated local tour operators coordinate the tours based on pre-arranged itineraries and cover all components of the tours including transportations, accommodations, entertainments, meals and tour guide services. The tour guides directly serving our customers are either directly employed by us or working for us on a contract basis. By operating the self-operated local tour operators, we are able to exercise greater control over the quality of our trips and utilize years of data on travel preference to design more suitable products for consumers. As of February 28, 2019, we operate our own local tour operators in 25 domestic destinations and 4 international destinations.

We have limited experience in operating our self-operated local tour operators. The local leisure travel industry is highly fragmented, so our self-operated local tour operators may encounter fierce competition from peers and we may not generate the expected profits. Furthermore, if any destinations where we have self-operated local tour operators are negatively affected by external events such as earthquake, such events may negatively affect the business of our self-operated local tour operator as it will be difficult for the affected self-operated local tour operators to change the pre-arranged itineraries of the customers. In addition, we may not be able to adequately control and ensure the quality of service provided by the tour guides directly serving our customers, in particular the tour guides working for us on a contract basis. If our tour guides fail to provide high quality services in a timely manner to our customer or violate any applicable PRC laws and regulations, or in the case of customer injury or death due to the negligence or misconduct of our tour guides, we may be liable for compensation, which may adversely affect our reputation, business, financial condition and results of operations.

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

On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the Tourism Law, which became effective as of October 1, 2013 and was amended in 2016 and 2018, respectively. On May 27, 2002, the State Council promulgated the Measures for the Administration of the Overseas Tours of Chinese Citizens which became effective as of July 1, 2002 and was amended in 2017. The Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens impose more stringent restrictions on tour operators. Pursuant to the Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens, tour operators are prohibited from arranging compulsory shopping or other activities which charge additional fees on top of the contract prices that the tourist has already paid, unless it is agreed upon by both parties through consultation or requested by the tourist and does not affect the itinerary of other tourists. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Travel Companies.” If travel suppliers fail to comply with these restrictions, our reputation and brand may be negatively affected. In addition, as a result of the Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens, the commissions or rebates that tour operators receive from shopping establishments have declined and organized tour prices have risen, which have reduced the demand for organized tours in the short term and may continue to reduce the demand for organized tours in the future. If customers cannot adapt to the increased organized tour prices, our business and results of operations will be materially and adversely affected.

The E-Commerce Law may significantly increase our compliance cost.

In August 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-commerce Law, which became effective in January 2019. The E-commerce Law strengthens the regulation on E-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the E-commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumer to opt out of search results targeting his or her personally characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sale of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain business license and other applicable licenses as required, and disclose information of such license at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc.

We have adopted the required measures to keep our current practice in line with the requirements under the E-Commerce Laws. However, the competent PRC government may promulgate implementation rules under the E-Commerce Law and may deem our current measures not sufficient under the E-Commerce Law and its implementation rules. If we are required to adopt additional measures to comply with the E-Commerce Law and its implementation rules, our compliance cost would increase significantly, and our business and results of operations will be materially and adversely affected.

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

The secure transmission of confidential information over the Internet is essential in maintaining customer confidence in us. We conduct a significant portion of our transactions through our website. We utilize digital certificates to help us conduct secure communications and transactions. In addition, sensitive customer information, such as password and payment information, is stored with encryption, and our data servers are secured with firewalls. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us, expose us to legal claims, and adversely affect our operating results.

In addition, our security measures may not be sufficient to prevent security breaches. Any systems failure or compromise of our security that results in the unauthorized access to or release of our customers’ data could significantly limit the delivery of our products and services, as well as harm our reputation and brand and, therefore, our business. We spend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our customer data may still likely to be misused by third-parties, which could expose us to legal and regulatory risks and seriously harm our business.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law, effective on June 1, 2017, stipulates that a network operator, including internet information service provider among others, must adopt technical measures and other necessary measures in accordance with the applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Although we take measures to comply with the Cyber Security Law and the applicable laws, regulations and standards, and we believe our current business operation is in line with the requirements under the Cyber Security Law and the applicable laws, regulations and standards, there can be no assurance that our measures will be effective and sufficient under the Cyber Security Law and the applicable laws, regulations and standards. In addition, if we were found by the regulatory authorities to have violated the Cyber Security Law and the applicable laws, regulations and standards, we would be subject to warnings, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, results of operations and financial condition would be materially adversely affected. Furthermore, in light of the evolving regulatory framework of China for the protection of information in cyberspace, we may be subject to uncertainties of and adjustments to our business operations, which may incur additional operating expenses and adversely affect our results of operations and financial condition.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018. However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Although we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have granted share options and restricted shares, and may grant share options and other share-based awards in the future, which may materially increase our net loss.

We adopted an incentive compensation plan in 2008, or the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted a separate incentive compensation plan in 2014, or the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.” As of February 28, 2019, there were options to acquire 3,881,334 ordinary shares outstanding under the 2008 Plan, and options to acquire 20,892,957 ordinary shares and 208,176 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

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

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are prohibited from owning more than 50% of the equity interest in any PRC entity conducting value-added telecommunications business, except for online data processing and transaction processing business (operational e-commerce), in which foreign investors are allowed to hold up to 100% of the equity interest. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology in July 2006, or the MIIT Circular, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested telecom enterprises and obtain business operating licenses for Internet content provision, or an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. Due to a lack of interpretation from the MIIT, it is unclear what impact the MIIT Circular will have on us or other PRC Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours. Nanjing Tuniu holds our ICP licenses, and owns the domain name used in our value-added telecommunications business. Nanjing Tuniu is also the owner of all registered trademarks used in our value-added telecommunications business and is the applicant of all the applications for trademark registration we have made.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the forced closure of our online platform” and “Item 4.C. Information on the Company—Organizational Structure.” The MOC published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 draft PRC Foreign Investment Law, according to which, variable interest entities that are controlled via contractual arrangements would be deemed as FIEs, if they are ultimately "controlled" by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which will become effective on January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council. Although the 2019 PRC Foreign Investment Law does not use the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor does it explicitly provide the VIE structure as a method of foreign investment, as the 2019 PRC Foreign Investment Law is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 PRC Foreign Investment Law, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 Draft PRC Foreign Investment Law may be reimposed, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether our VIE structures would be treated as a method of foreign investment. If our VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of our businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, we would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect our current corporate structure, corporate governance, business, financial conditions and results of operations.

The 2019 PRC Foreign Investment Law requires foreign investors or applicable FIEs to report investment information to government authority. Although the 2019 PRC Foreign Investment Law does not specify the form, content, scope and frequency of such information reporting, it imposes up to RMB 500,000 monetary fines on non-compliance of such information report obligations. The PRC governmental authorities may promulgate implementation rules to further clarify the detailed information reporting requirements on foreign investors and the applicable FIEs. In that case, our current corporate governance practices and business operations may need to be adjusted to comply with the information reporting requirements, which would significantly increase our compliance costs, and have a material and adverse effect on our current corporate structure, corporate governance, business, financial conditions and results of operations.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008 and was amended in February 2017 and December 2018, respectively, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, or the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, which was issued in April 2009 and was amended in December 2017 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

Six PRC regulatory agencies promulgated regulations effective in September 2006 that are commonly referred to as the M&A Rules, which were amended on June 22, 2009, with such amendments becoming effective as of the same date. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the State Administration of Market Regulation, or SAMR, shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Furthermore, since it is unclear how SAFE Circular 37 and any future regulation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, including our initial public offering, to make additional capital contributions or loans to our PRC subsidiaries and our consolidated affiliated entities.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries and PRC consolidated affiliated entities, including from the proceeds of our earlier initial public offering and concurrent private placement as well as our subsequent private placements, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds to fund our existing PRC subsidiaries and PRC consolidated affiliated entities only through loans or capital contributions or to establish new PRC subsidiaries or new PRC consolidated affiliated entities, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and consolidated affiliated entities is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund our PRC consolidated affiliated entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC subsidiary or PRC consolidated affiliated entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC subsidiary or PRC consolidated affiliated entity would depend on the relevant PRC entity’s net assets and the applicable statutory multiple at the time of calculation. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises are allowed to use its Renminbi capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In June 2016, SAFE promulgated Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which further stipulates that foreign-invested enterprises shall not use Renminbi fund converted from foreign exchange capital for providing loans to non-affiliated enterprises, except as otherwise expressly permitted under its business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., or Tuniu NJ Information Technology, include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu NJ Information Technology may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. If we convert the net proceeds we receive from our earlier initial public offering and the concurrent private placement as well as our subsequent private placement into Renminbi pursuant to these Circulars, our use of Renminbi funds for general corporate purposes will be within the business scopes of our PRC subsidiaries.

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

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tuniu (HK) Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries, if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated SAT Circular 9 on February 3, 2018, which became effective from April 2018 and replaced Circular 601 issued by SAT on October 27, 2009 and the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30 issued on June 29, 2012. Circular 9 stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors provided in Circular 9 and the actual circumstances of the specific case shall be taken into consideration. Specifically, Circular 9 expressly excludes an agent or a designated payee from being considered as a “beneficial owner.” As a result, although our PRC subsidiaries, Beijing Tuniu and Tuniu NJ Information Technology, are currently wholly owned by our Hong Kong subsidiary, Tuniu (HK) Limited, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty. If Tuniu (HK) Limited is not recognized as the beneficial owner of the dividends paid to it by Beijing Tuniu or Tuniu NJ Information Technology, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. For example, the Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of violation of laws and fines imposed by regulatory authorities, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the relevant professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

PCAOB’s inspections of other firms outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB’s inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If these accounting firms failed to meet the specified criteria during a period of four years starting from the settlement date, or if there was a failure in the process between the SEC and the CSRC, the SEC retained authority to impose a variety of additional remedial measures on the accounting firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. From the time our ADSs became listed on Nasdaq on May 9, 2014 through April 1, 2019, the trading price of our ADSs has ranged from US$24.99 to US$4.34 per ADS, and the last reported trading price on April 1, 2019 was US$4.82 per ADS. The prices of our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading prices of our ADSs may also be affected by changes in the U.S. stock markets in general.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 4.71% of our outstanding ordinary shares as of February 28, 2019, representing 33.06% of our total voting power. As of February 28, 2019, our directors and officers beneficially own an aggregate of 72.5% of our outstanding shares representing 68.8% of our total voting power.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of February 28, 2019, we had 389,331,544 ordinary shares outstanding, comprising of (i) 371,958,044 Class A ordinary shares (including 20,256,207 Class A ordinary shares, represented by 6,752,069 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,373,500 Class B ordinary shares. Among these shares, 86,577,000 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

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

No assurance can be given with respect to our PFIC status for the taxable year ended December 31, 2018 or any future taxable year. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of becoming classified as a PFIC will substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.

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

During the year ended December 31, 2018, we acquired 80% of equity interests of one offline travel agency, to further expand our overseas tourism market and promote our destination local tour operator service. The total purchase price was RMB20.2 million (US$2.9 million), which included cash consideration of RMB9.8 million (US$1.4 million) and RMB10.4 million (US$1.5 million), the fair value of contingent cash consideration, as at the acquisition date, to be made based on the achievement of net profit target over the next four years.

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

Packaged Tours

Packaged tours offered on our platform consist of organized tours and self-guided tours. Our core strength is in overseas leisure travel products and services, which contributed over 67% of our packaged tour gross bookings in 2018.

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

Organized tour product portfolio offered on our platform also includes local tours, which mainly consist of weekend getaways and themed tours, such as water resort tours, historical town tours, ski tours and hot spring tours, and mainly target customers who want to spend one to three days away from their departing cities. Typically, local tours have lower average gross bookings per trip as compared to other types of organized tours.

In addition, to address the needs of group travellers who cannot be satisfied with off-the-shelf standard packaged travel products, such as companies planning travel retreats and families planning group trips, we provide customized tours to cater to such specific travel needs. Our group travel tour advisors work closely with travel suppliers and our customers to design travel products and itineraries that meet such customers’ unique needs.

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

Other Travel-Related Services

Our other travel-related services comprise mainly of sales of tourist attraction tickets, visa application services, financial services, hotel booking services, air ticketing services, train ticketing services, bus ticketing services, car rental services and insurance services. We earn a commission or service fee for these services. In addition, we provide advertising services to domestic and foreign tourism boards and bureaus on our online platform.

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

We encourage our customers to share photos, stories and other travel-related information on our website. We have built a large and fast-growing collection of customer reviews and travel stories which we believe are attractive and useful to our current and prospective customers. As of December 31, 2018, we had more than approximately 6 million customer reviews and approximately 90,000 travel stories and destination guides on our website. The Travelogue forum on our website, which is organized based on destinations, provides our customers with an easy and intuitive way to access various topics of interest. Registered members can share their travel experiences and interact with other members by posting questions and receiving answers from fellow forum members. We have a comprehensive collection of descriptions and photos of different destinations. Our website also provides other useful travel-related information, such as weather forecasts, exchange rates, train schedules and subway maps to further enhance user experience.

A transaction on our website generally involves the following steps:

Browse. A customer typically enters one of our over 420 city webpages by selecting his location or departing city. The customer can easily browse our product selection by travel destination. In order to allow customers to locate the products they are interested in, our website also arranges our travel product offerings into different categories, such as organized tours, self-guided tours, customized tours, cruises, tourist attractions tickets, self-drive tours, accommodation reservation, and transportation tickets. The customer can also choose to browse through our best-sellers for each of local tours, domestic tours, overseas tours, self-guided tours , themed tours, hotels, destination activities and tourist attractions tickets.

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

Offline nationwide service network. Our primary call center is located in our headquarter in Nanjing, and we have a regional call center in Suqian, Jiangsu province dedicated to customer service as well. Our call centers provide 24-hour-a-day, seven-day-a-week customer services before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them according to destinations to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure our customers receive quality services. In October 2013 and 2015, we obtained the Best Call Center Award in the CCM Awards that was jointly organized by Customer Care Management (CCM) World Group and CC-CMM Organization, and we were rewarded the Golden Tone Award from 51CallCenter in the years of 2014, 2015, 2016 and 2018, a call center and business process outsourcing industry group, for offering outstanding call center and customer service experiences. We were awarded the Call Center with best user feedback by CAEC in 2017, and the Best Call Center by CCCS in years of 2017 and 2018.

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

Supply Chain Management

As of December 31, 2018, we had over 16,500 travel suppliers available on our platform, which primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable these travel suppliers to extend their reach to potentially millions of Internet users in China and fulfill their needs for inventory management, attracts new quality travel suppliers and builds stronger ties with the existing travel suppliers. We have a product procurement team who is dedicated to developing and enhancing our relationships with existing and prospective travel suppliers.

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

Supply Management

We host a major conference event for our travel suppliers each year and present to our travel suppliers our projected travel demand trends. We also constantly communicate with travel suppliers, mainly through our product procurement team and our proprietary N-Booking system, to keep them informed of any changes to the supply outlook so that they can respond to customer demand in a timely manner. This helps us and the travel suppliers make timely adjustments to procurement plans.

Supplier Quality Control

We have developed product and service provision protocols for travel suppliers to follow. We have offline retail stores throughout China that help us closely track the performance of travel suppliers in each region. We have a dedicated team in charge of monitoring travel suppliers based on customer feedback; which also provides recommendations for travel suppliers to improve their service quality and the products they supply. We impose penalties on travel suppliers or cease listing their travel products on our platform if their products fail to meet our quality standards or if we receive valid complaints from our customers. We also prepare regular assessment reports on travel suppliers based on the popularity, quality and price competitiveness of their travel products. To monitor and further improve the quality of travel suppliers and the products and services we offer, we proactively collect feedback from our customers after their travels.

B2B distribution

We launched our B2B distribution business in September 2015 and rebranded it to Difeng Cloud in October 2018. Based on Tuniu’s direct procurement and integration with the supply chain, Difeng Cloud was able to rapidly scale by offering Tuniu’s products and resources to other distributors within the leisure travel industry. Difeng Cloud currently offers travel products including both packaged tours and other travel-related products such as air ticketing, hotel reservations, attraction tickets, visa applications and insurance products.

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

Financial Services

We currently offer a range of financial services, which complement our core leisure travel business, mainly to both travellers and travel suppliers. Our financial services are designed to systematically support the overall development of the leisure travel market in China by funding customers’ travels and supporting suppliers’ growth. For travellers, we provide travel financing products enabling travellers to travel with an initial down payment, which has been particularly popular among the young generation of travellers who are more price-sensitive. In addition, we also offer insurance products to our customers. We used to provide yield enhancement products to individual investors, the provision of which has been terminated in 2018. For travel suppliers, we provide various types of loans and factoring service that optimize working capital for the selected suppliers, allowing them to provide high-quality travel products on a larger scale.

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

We believe that an advanced technology platform is vital to our growth and success. In 2018, we obtained ISO 9001:2015 certification for our quality management system indicating our compliance with internationally recognized standards for quality control.

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

As part of our cross-marketing effort, we have agreements with financial institutions to recommend our products and services to their debit or credit card holders, and we allow these cardholders to settle their payments for travel products purchased from us using these cards with discounts. For instance, we cooperated with Bank of Jiangsu, China Construction Bank, China Citic Bank , Industrial and Commercial Bank of China, Bank of China, China Everbright Bank, China Merchants Bank and China Guangfa Bank and launched co-branded credit cards, through which cardholders may book with us and are entitled to discounts, bonus points and certain other privileges.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2018, we had 61 registered computer software copyrights, 13 registered patent and 24 registered artwork copyrights in China, and were in the process of applying for 28 patents in China. In addition, as of December 31, 2018, we had 92 registered domain names that were material to our business, including tuniu.com, and 413 registered trademarks, including 途牛 (the Chinese characters of Tuniu),  and , and in China.

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

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, the MIIT, the MOC, the SAMR (formerly the State Administration for Industry and Commerce, or the SAIC), the State Administration of Radio and Television, or SART, and the State Administration of News and Publication, both of which were split from State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, Internet-related services and e-commerce. However, since China’s telecommunications industry and Internet-related industry are at an early stage of development, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, Internet-related services and e-commerce. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, as amended in January 2011, commercial Internet information services operators must obtain an ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. Nanjing Tuniu, our consolidated affiliated entity, obtained ICP licenses issued by the Jiangsu Administration of Telecommunication which will expire in October 2022.

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

In addition to the Telecommunications Regulations and the other regulations as disclosed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China in June 2016. Under the Administrative Provisions on Mobile Internet Applications Information Services , the providers of mobile internet applications need to, among other things, acquire the relevant qualifications and comply with other requirements provided by laws and regulations and being responsible for information security.

Foreign Investment in Value-Added Telecommunications Services

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which will become effective on January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although VIE structure is not explicitly defined as a method of foreign investment, it remains to be further clarified and detailed on whether VIE Structure will be interpreted to fall under the scope of the “investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council”. Please also refer to “Item 3.D. Key Information—Risk Factors—Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

According to 2019 PRC Foreign Investment Law, China adopts a system of national treatment plus negative list with respect to foreign investment administration, and such negative list will be issued by, amended or release upon approval by the State Council, from time to time.Such negative list is contemplated to consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors would not be allowed to make investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Foreign investment and domestic investment in industries out of the scope of the prohibited industries and restricted industries stipulated in the negative list would be treated equally. The current entry clearance requirements are set out in the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was promulgated by and amended from time to time by the MOC and the National Development and Reform Commission, with the latest amendment being effective as of July 2018. The latest Catalog divides the foreign invested industries into two categories, i.e., "Category of Industries Encouraged for Foreign Investment" and "Special Administrative Measures (Negative List) for Foreign Investment Access," or the "Negative List." Industries not listed in the Catalog are generally deemed "permitted" for foreign investment. Although the latest Negative List reduced the number of industries that fall within the Negative List where foreign investment is prohibited or restricted, the value-added telecommunication services industry remains restricted from foreign investment.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council in December 2001 and amended in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOC or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. However, according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT in June 2015, foreign investors are allowed to hold up to 100% of the equity interest in the online data processing and transaction processing business (operational e-commerce) in China, while other requirements provided by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises still apply. In addition, the Approval on Fully Promoting the Comprehensive Trial Work Plan of Opening-up Service Industry of Beijing issued by the State Council in January 2019, or the State Council Circular 16 lifted the prohibition of foreign investors’ equity ownership of entities registered in certain areas of Beijing that conduct certain types of value-added telecommunication businesses.

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

Pursuant to the Cyber Security Law, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify a specific natural persons. Such information includes but not limited to a natural person’s name, date of birth, ID number, biologically identified personal information, addresse and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with the persons whose data is collected; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, exceptions may apply if the information has been processed and cannot be recovered and thus it is impossible to match such information with any specific persons.

Regulations on Air-ticketing

Air-ticketing business is subject to the supervision of the China Aviation Transportation Association, or CATA, and its regional branches. Currently the principal regulation governing air-ticketing agencies in China is the Rules on Certification of Qualification for Civil Aviation Transport Sales Agencies, or the Air Ticketing Rules, issued by the CATA, which became effective on March 31, 2006. Under the Air Ticketing Rules and relevant foreign investment regulations, any company acting as an air-ticketing sale agency must obtain approval from the CATA, and a foreign investor currently cannot own 100% of an air-ticketing agency in China, except for qualified Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger airline tickets for domestic flights in China, except for Hong Kong and Macau aviation marketing agencies. In addition, CATA issued the Supplementary Rules Regarding Sales via the Internet in 2008. These Supplementary Rules provide that, effective as of June 1, 2008, if an air-ticketing sales agency would like to engage in sales via the Internet, it must obtain an ICP license from the local counterpart of the MIIT and must complete a commercial website registration with the local counterpart of the SAMR. Although we request that travel suppliers provide their licenses or permits to us before entering into agreements with them, we cannot ensure that all of travel suppliers engaged in the air ticketing sales agency service obtained, and maintained, all necessary permits. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, which has been amended in January 2011. In June 2004, the PRC State Council promulgated the Decision of the PRC State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which has been amended in 2016. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously, or an offender wanted by the public security authority.

In April 1987, the PRC State Council promulgated the Public Area Hygiene Administration Regulation, which has been amended in February 2016, requiring hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which has been amended in February 2016 and December 2017, respectively, requiring, starting from May 1, 2011, hotel operators to establish hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety, which has been amended in February 2016 and December 2018, respectively, requiring any hotel that provides food to obtain a food service license.

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

Regulations on Travel Companies

The travel industry is subject to the supervision of the China National Tourism Administration, or CNTA, and local tourism administrations. The principal regulations governing travel companies in China include: (i) the Regulation on Travel Companies, or the Travel Company Regulations, issued by the PRC State Council in February 2009, and amended in February 2016, July 2016, and March 2017, which replaced the Administration of Travel Companies Regulations (1996), (ii) the Implementation Rules for the Regulation on Travel Companies (the “Travel Company Implementation Rules”), promulgated by the CNTA in April 2009 and amended in December 2016, (iii) the Tourism Law issued by the Standing Committee of the National People’s Congress on April 25, 2013, and amended in November 2016 and October 2018, respectively, and (iv) Measures for the Administration of the Overseas Tours of Chinese Citizens, issued by the PRC State Council in May 2002, became effective as of July 2002 and was amended in March 2017. Under these regulations, a travel company must obtain a license from the CNTA to conduct cross-border travel business and a license from the provincial-level tourism administration to conduct domestic travel company business.

The Travel Company Regulations permit foreign investors to establish wholly foreign-owned travel companies, as well as joint ventures and cooperative travel companies. Foreign-owned travel companies are allowed to open branches nationwide, but are restricted from engaging in overseas travel business in China, unless otherwise determined by the PRC State Council, or provided under a bilateral free trade agreement between the country and China, or the closer economic partnership agreements between China, Hong Kong and Macau. On July 1, 2016, the State Council issued the Decision of the State Council on Temporally Adjusting Relevant Provisions of Administrative Regulations, Documents of the State Council and Departmental Rules approved by the State Council in the Pilot Free Trade Zones, or Decision 41, pursuant to which qualified foreign-invested travel companies, registered in the Pilot Free Trade Zones of Shanghai, Guangdong, Tianjin and Fujian, may engage in overseas travel business, excepted in Taiwan area. The Travel Company Implementation Rules define certain terms used in the Travel Company Regulations, for example, the definition of “domestic tourism business,” “inbound travel business” and “overseas travel business”, and set out detailed application requirements to establish a travel company. The Travel Company Implementation Rules also clarify certain aspects of legal liability for travel companies as prescribed in the Travel Company Regulations. The State Council Circular 16 allows qualified foreign-invested travel companies, including Sino-foreign joint ventures and wholly foreign owned travel companies, registered in Beijing to engage in overseas travel business, except in Taiwan area.

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

In August 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-commerce Law, which became effective in January 2019. The E-commerce Law strengthens the regulation on E-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the E-commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumer to opt out of search results targeting his or her personally characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sale of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain business license and other applicable licenses as required, and disclose information of such license at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc.

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

In June, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect in March 2017, which further clarifies the scope of consumers' rights to make returns without a reason, including the detailed rules on exceptions, return procedures and online marketplace platform providers' responsibility to formulate seven-day no-reason return rules, sets up the related consumer protection systems and supervision on merchants for compliance with the relevant rules.

In December 2003, the Supreme People’s Court in China issued the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further increases the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

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

Regulations on Advertising Business

The SAMR is the primary governmental authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress as most recently amended on October 26, 2018 and effective as of the same date;

•	Administrative Regulations for Advertising, promulgated by the PRC State Council on October 26, 1987 and effective since December 1, 1987.

•	Regulations on Internet Information Search Services, promulgated by the Cyberspace Administration of China on June 25, 2016 and effective on August 1, 2016 ; and

•	Interim Measures for Administration of Internet Advertising, promulgated by the SAIC on July 4, 2016 and effective on September 1, 2016.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAMR or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for the registration for advertisement publication, provided that such enterprise is not a radio station, television station, newspaper and periodical publishers.

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

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Regulations on Small Credit Companies

Under the Guiding Opinions on the Pilot Operation of Small Credit Companies which was promulgated by the China Banking Regulatory Commission, or the CBRC which is now merged into the China Banking and Insurance Regulatory Commission, or CBIRC, and the People’s Bank of China, or PBOC, on May 4, 2008, or the Guiding Opinions on Small Credit Companies, a small credit company is a company which is specialized in operating a small credit business, established with investments from natural persons, legal-person enterprises or other social organizations, and does not accept any public deposits. Currently there is no regulatory authority at the national level with respect to the administration and supervision of small credit companies in the PRC. Pursuant to the Guiding Opinions on Small Credit Companies, if a provincial government determines a competent department (office of finance or relevant organizations) to be responsible for the supervision and administration of small credit companies and the regulation of risks associated with small credit companies, such provincial government may carry out the pilot operation of small credit companies within such province. The applicant is required to file an application with the competent department of the provincial government to apply for setting up a small credit company. Based on the Guiding Opinions on Small Credit Companies, many provincial governments, including that of Guangdong Province, where our small credit company is incorporated, promulgated local implementing rules on the administration of small credit companies. Such small credit company has obtained the approval issued by the competent authority to conduct small credit businesses through the internet.

Regulations on Insurance Brokerage

According to the Provisions on the Supervision of Insurance Brokers, or the POSIB, promulgated by the China Insurance Regulatory Commission, which was merged into CBIRC, on February 1, 2018 and effective on May 1, 2018, the insurance brokerage company must obtain insurance brokerage license from CBIRC before engaging in insurance brokerage business. One of our PRC consolidated affiliated entities has obtained the insurance brokerage license to operate the following insurance brokerage businesses: (i) draft insurance plans for insurance applicants, select insurance companies and handle insurance application formalities nationwide; (ii) assist the insured parties or beneficiaries in making claims; (iii) reinsurance brokerage, (iv) provide disaster prevention, loss prevention, risk evaluation or risk management advisory services to entrusting parties; (v) other businesses approved by the CBIRC.

Regulations on Fund Distribution

According to the Administrative Measures on Securities Investment Fund Distribution, or the Fund Distribution Administrative Measures, promulgated by CSRC, fund distribution institutions include fund managers and other institutions registered with the CSRC or its branches. Commercial banks, securities companies, futures companies, insurance institutions, securities investment consulting institutions and independent institutions are required to register with local CSRC branch and obtain the relevant fund distribution license before engaging in fund distribution service. Distribution services regulated under the Fund Distribution Administrative Measures refer to marketing and promotion, sales and distribution, and in particular, subscription and redemption services of mutual funds. With the fund distribution license, the distributor can also distribute the asset management plans under the CSRC regime. One of our PRC consolidated affiliated entities obtained the fund distribution license from the CSRC.

Regulations on Commercial Factoring

On June 27, 2012, the MOC promulgated the Notice on Pilot Scheme for Commercial Factoring, or Notice 419, to launch the pilot scheme for commercial factoring in Shanghai Pudong New District and Tianjin Binhai New District. The MOC also released several other circulars to expand the pilot areas to Guangzhou and Chongqing Liangjiang New Area, and certain other areas. According to the local implementation rules, commercial factoring company may be established upon approval by the local branches of the MOC or other competent authorities (e.g. local financial work offices) in the said regions. The business scope of a commercial factoring company may cover trade financing services, management of sales ledgers, customer credit investigation and evaluation, management and collection of accounts receivable and credit risk guarantee. Commercial factoring companies are neither allowed to engage in prohibited financial activities such as acceptance of deposits and disbursement of loans, nor allowed to engage in debt collection business or being entrust to collect debts. On May 14, 2018, MOC announced that the regulatory authority of commercial factoring industry has been transferred from MOC to the CBIRC since April 20, 2018.

One of our PRC subsidiaries established in Nanjing is approved by the competent authority in Jiangsu to provide commercial factoring services.

Regulations on Intellectual Property Rights

The PRC has adopted legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The State Intellectual Property Office, formerly the PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2018, we had 413 registered trademarks in different applicable trademark categories and were in the process of applying to register 47 trademarks in China.

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

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017 and effective on November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. In September 2002, the CNNIC issued the Implementation Rules for Domain Name Registration setting forth rules for registration of domain names, as amended in June 2009 and May 2012. CNNIC adopts the “first to file” principle with respect to the registration of domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services to further regulate the use of domain names in internet information services. As of December 31, 2018, we had 92 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the National People’s Congress in 1990, as amended in 2001 and 2010, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002, 2011 and 2013. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered 24 artwork copyrights in China.

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

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2018, we had 61 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the National People’s Congress in 1984, as amended in 1992, 2000 and 2008, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. As of December 31, 2018, we had 13 registered patent, and were in the process of applying to register 28 patents in China.

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

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, if documents certifying the purpose of the conversion of Renminbi into foreign currency are submitted to the relevant foreign exchange conversion bank, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’ s prior approval is obtained or prior registration with appropriate government authorities or designated banks is made. In May 2013, SAFE promulgated SAFE Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, the foreign exchange procedures are further simplified, and foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. We generally follow the regulations and apply to obtain the approval of or registration with SAFE and other relevant PRC government authorities or designated banks. However, we may not be able to obtain these registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our consolidated affiliated entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the PRC Company Law, as amended in December 2013 and in October 2018, respectively, the Wholly Foreign-Owned Enterprise Law, as amended in October 2000 and 2016, and the Implementation Rules of the Wholly Foreign-Owned Enterprise Law, as amended in February 2014. Pursuant to these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entity and its principal subsidiaries, as of the date of this annual report on Form 20-F:

(1)	Messrs. Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang hold 28.66%, 19.11%, 7.71%, 4.82%, 0.96%, 0.96% and 37.78% equity interests in Nanjing Tuniu, respectively. Among the shareholders of Nanjing Tuniu, Messrs. Dunde Yu is our founder, director and an ultimate shareholder of Tuniu Corporation. Messrs. Haifeng Yan was our co-founder and is our director. Mr. Haifeng Wang is an employee of one of our shareholders.

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

In 2016, 2017 and 2018, we received service fees of RMB109.6 million, RMB138.1 million and RMB197.9 million (US$28.8 million), respectively, from our consolidated affiliated entities, which were eliminated on consolidated financial statements.

D.	Property, Plant and Equipment

Our principal executive offices, consisting of our administrative center, sales and marketing division, technical services department, and call center, are located on leased premises in Jiangsu, Shanghai and Beijing comprising approximately 57,139 square meters. We lease these premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed. We believe that the facilities we currently lease for our executive offices are adequate to meet our administrative needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through the leasing of additional properties, to accommodate our strategic regional expansion plans of adding more offline retail stores in different parts of China.

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

Overview

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travellers on our platform. Our platform offers product portfolio consists of over 1 million stock keeping units, or SKUs, of organized tours, over 1.2 million SKUs of self-guided tours, and tickets for all popular domestic and overseas tourist attractions. Our core strength is in overseas leisure travel products and services, which contributed approximately 67% of packaged tour gross bookings on our platform in 2018. In 2018, the number of orders placed through our mobile platform accounted for over 90% of total orders placed through our online platform and average daily unique visitors to our mobile platform accounted for over 75% of the average daily unique visitors to our online platform.

We generated net revenues of RMB10,530.9 million, RMB2,192.1 million, RMB2,240.1 million (US$325.8 million) in 2016, 2017 and 2018, respectively. We recognized substantially all revenues from organized tours for 2016 on a gross basis and revenues from most of the organized tours for 2017 and 2018 on a net basis as a result of changes in our role in the organized tour arrangements since the beginning of 2017 (except for certain business arrangements that we takes substantive inventory risks and the self-operated local tour operators in which we act as a principal, for which revenue are recognized on gross basis for 2017 and 2018), which caused the decrease in the revenue amount for 2017 and 2018. On a comparable net basis whereby revenues for 2016 are adjusted by deducting the amount we paid to travel suppliers to reflect revenues from organized tours on a net basis and applying the timing of revenue recognition as in 2017 and 2018, we generated comparable amount of net revenues of RMB1,430.3 million, RMB2,192.1 million, RMB2,240.1 million (US$325.8 million) in 2016, 2017 and 2018, respectively. We had a net loss of RMB2,422.3 million, RMB771.3 million, and RMB199.4 million (US$29.0 million) in 2016, 2017 and 2018, respectively. We generally collect payments from our customers upon contract confirmation before we pay travel suppliers. Our net cash provided by operating activities was RMB268.1 million (US$39.0 million) in 2018, and net cash used in operating activities was RMB2,239.4 million and RMB418.6 million in 2016 and 2017.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues was RMB9,891.7 million, RMB1,024.2 million, and RMB1,065.0 million (US$154.9 million) in 2016, 2017 and 2018 respectively. Our operating expenses were RMB3,138.3 million, RMB2,051.3 million and RMB1,524.1 million (US$221.7 million) in 2016, 2017 and 2018 respectively. The costs and expenses were affected by the level of spending associated with our business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. Our past results of operations should not be taken as indicative of our future performance. Our sales and marketing expenses were RMB1,900.4 million, RMB894.1 million, and RMB778.1 million (US$113.2 million) in 2016, 2017 and 2018, respectively. We aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

Selected Income Statement Items

Revenues

We generate revenues primarily from sales of packaged tours, which consist of organized tours and self-guided tours. The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented. We adopted ASC 606, “Revenue from Contracts with Customers”, effective on January 1, 2017 by applying the full retrospective method. For the years ended December 31, 2016, we have recast certain of the following financial data as a result of the adoption of ASC 606. See Note 2(af). “Recently Issued Accounting Pronouncements” to our consolidated financial statements included in this Annual Report on Form 20-F for further information regarding these changes.

	For the Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Packaged tours	10,147,148	96.4	1,589,353	72.5	1,830,630	266,254	81.7
Others	401,100	3.8	602,747	27.5	409,519	59,562	18.3

Total revenues	10,548,248	100.2	2,192,100	100.0	2,240,149	325,816	100.0
Less: Business and related taxes	(17,307)	(0.2)	—	—	—	—	—

Net revenues	10,530,941	100.0	2,192,100	100.0	2,240,149	325,816	100.0

Packaged tours. Packaged tours, which consist of organized tours and self-guided tours, have grown rapidly in the past three years. In 2016, 2017 and 2018, revenues from sales of packaged-tours accounted for RMB10,147.1 million, RMB1,589.4 million and RMB1,830.6 million (US$266.3 million), respectively. Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. As a result of the change in business arrangements, revenue from the organized tours for 2017 and 2018 was generally recognized on a net basis except for those that we take substantive inventory risk and our self-operated local tour operators in which we act as a principal (see Note 2(s) “Revenue Recognition” to our consolidated financial statements included in this Annual Report on Form 20-F for further information). Under ASC 606, “Revenue from Contracts with Customers”, substantially all revenues from our organized tours for the years ended December 31, 2016 continued to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016. In addition, under ASC 606, “Revenue from Contracts with Customers”, revenues from organized tours for the years 2016 were recognized over the period of the tours, and revenues from organized tours for 2017 and 2018 were recognized when the tours depart. From 2017 to 2018, our revenues from packaged tours increased by 15.2% from RMB1,589.4 million in 2017 to RMB1,830.6 million(US$266.3 million) in 2018. The increase was primarily due to the growth of organized tours. To increase comparability of operating results and aid investors to better understand our business performance and operating trends from 2016 to 2018, we adjusted the revenues in 2016 to a comparable net basis by deducting the amount we paid to travel suppliers and applying the timing of revenue recognition as in 2017 and 2018. The comparable amount for revenues from package tours of RMB10,147.1 million in 2016 was RMB1,061.3 million. On the comparable basis, our packaged tour revenues increased by 49.8% from RMB1,061.3 million in 2016 to RMB1,589.4 million in 2017. The increase was primarily due to the growth of organized tours and self-guided tours.

Others. Other revenues were RMB401.1 million, RMB602.7 million and RMB409.5 million (US$59.6 million) in 2016, 2017 and 2018, respectively. Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, (iv) service fees for financial services, and (v) interest income for yield enhancement products, the offering of which has been terminated in 2018. The decrease was primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of Revenues

Our cost of revenues accounted for 93.9%, 46.7% and 47.5% as percentages of our net revenues in 2016, 2017 and 2018, respectively. As revenues from packaged tours are mainly recognized on net basis in 2017 and 2018 (except for certain business arrangements that we takes substantive inventory risks and the self-operated local tour operators in which we act as a principal, for which revenue are recognized on gross basis), the amounts we pay to travel suppliers for packaged tours are mainly recorded as a reduction to revenues, rather than cost of revenues, and hence have impact on our cost of revenues. Prior to January 2017, a substantial majority of our cost of revenues is amounts paid to travel suppliers for the sale of the relevant organized tour products to customers.

Our cost of revenues mainly consists of salaries and other compensation-related expenses related to our tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to our principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, interest expenses for yield enhancement products, and other service fee for financial service. For the arrangements where we secure availabilities of tours and bear substantive inventory risks, and for the self-operated local tour operators since 2018 and the organized tours prior to the beginning of 2017 in which we act as a principal, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Losses arising from the committed tour reservations in abovementioned arrangements where we secure availabilities of tours were recorded in “cost of revenues” in the consolidated statements of comprehensive loss, which were RMB45,494 for the year ended December 31, 2016 . Commencing in 2017, since we changed our role from principal to agent in the organized tour arrangements and revenue were recognized on a net basis, losses arising from the committed tour reservations were recorded as deductions to revenues, which were RMB11,009 for the years ended December 31, 2017 and were insignificant for the year ended December 31, 2018.

Operating Expenses

Our operating expenses were RMB3,138.3 million, RMB2,051.3 million and RMB1,524.1 million(US$221.7 million) in 2016, 2017 and 2018, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Research and product development	(601,402)	(5.7)	(541,126)	(24.7)	(315,222)	(45,847)	(14.1)
Sales and marketing	(1,900,397)	(18.0)	(894,148)	(40.8)	(778,126)	(113,174)	(34.7)
General and administrative	(658,790)	(6.3)	(637,795)	(29.1)	(487,372)	(70,885)	(21.8)
Other operating income	22,323	0.2	21,749	1.0	56,599	8,232	2.5

Total operating expenses	(3,138,266)	(29.8)	(2,051,320)	(93.6)	(1,524,121)	(221,674)	(68.1)

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses were RMB601.4 million, RMB541.1 million and RMB315.2 million (US$45.8 million) in 2016, 2017 and 2018, respectively. Our research and product development expenses decreased in 2018 compared to 2017 primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses were RMB1,900.4 million, RMB894.1 million and RMB778.1 million (US$113.2 million) in 2016, 2017 and 2018, respectively. Our sales and marketing expenses decreased in 2018 compared to 2017 primarily due to the optimization of promotional expense structure and preference for marketing channels with higher ROI.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation and other expenses related to our administrative function. General and administrative expenses were RMB658.8 million, RMB637.8 million and RMB487.4 million (US$70.9 million) in 2016, 2017 and 2018, respectively. Our general and administrative expenses in 2018 decreased as we increased our operating efficiency resulting from economies of scale and refined management.

Other operating income. Other operating income relates primarily to government subsidies that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 0.2%, 1.0% and 2.5% of our net revenues in 2016, 2017 and 2018, respectively.

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

Nanjing Tuniu was qualified for an HNTE since 2010 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2016, Nanjing Tuniu obtained a new HNTE certificate, which expired in 2018. Therefore, Nanjing Tuniu was eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu expects to obtain an updated HNTE in December 2019 certificate under which it is eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Tuniu (Nanjing) Information Technology Co., Ltd also obtained HNTE certificate in 2017 and is eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Besides, Beijing Tuniu expects to obtain the HNTE certificate in 2019 under which it is eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation, which occurred in 2014, and a 50% reduction of enterprise income tax for the following three years.

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

 On May 6, 2016, the SAT issued the Administrative Measures for Value Adde-Tax Exemption on Cross-border Taxable Activities under the Program for the Collection of Value Added-Tax Instead of Business Tax, which was most recently amended on June 15, 2018, or Circular 29, pursuant to which the tourism services provided overseas are exempted from VAT.

On April 4, 2018, the PRC Ministry of Finance and the SAT jointly issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, starting from May 1, 2018, the taxable goods previously subject to VAT rates of 17% and 11% respectively now become subject to lower VAT rates of 16% and 10% respectively. No change of VAT rate is applicable to our services due to the promulgation of the abovementioned notice.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. Certain financial data of 2016 have been recast as a result of the adoption of ASC 606, “Revenue from Contracts with Customers”. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Packaged tours	10,147,148	96.4	1,589,353	72.5	1,830,630	266,254	81.7
Others	401,100	3.8	602,747	27.5	409,519	59,562	18.3

Total revenues	10,548,248	100.2	2,192,100	100.0	2,240,149	325,816	100.0
Less: Business and related taxes	(17,307)	(0.2)	—	—	—	—	—

Net revenues	10,530,941	100.0	2,192,100	100.0	2,240,149	325,816	100.0
Cost of revenues	(9,891,736)	(93.9)	(1,024,206)	(46.7)	(1,065,022)	(154,901)	(47.5)

Gross profit	639,205	6.1	1,167,894	53.3	1,175,127	170,915	52.5
Operating expenses:
Research and product development	(601,402)	(5.7)	(541,126)	(24.7)	(315,222)	(45,847)	(14.1)
Sales and marketing	(1,900,397)	(18.0)	(894,148)	(40.8)	(778,126)	(113,174)	(34.7)
General and administrative	(658,790)	(6.3)	(637,795)	(29.1)	(487,372)	(70,885)	(21.8)
Other operating income	22,323	0.2	21,749	1.0	56,599	8,232	2.5

Loss from operations	(2,499,061)	(23.8)	(883,426)	(40.3)	(348,994)	(50,759)	(15.6)
Other income/(expenses):
Interest and investment income	87,305	0.8	130,250	5.9	152,929	22,243	6.8
Foreign exchange losses, net	(9,734)	(0.1)	(2,394)	(0.1)	(11,729)	(1,706)	(0.5)
Other (loss)/income, net	(2,553)	(0.0)	(121)	0.0	8,576	1,247	0.4

Loss before income tax expense	(2,424,043)	(23.0)	(755,691)	(34.5)	(199,218)	(28,975)	(8.9)
Income tax benefit/(expense)	1,711	0.0	(15,625)	(0.7)	(153)	(22)	0.0

Net loss	(2,422,332)	(23.0)	(771,316)	(35.2)	(199,371)	(28,997)	(8.9)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. Net revenues were RMB2,192.1 million and RMB2,240.1 million in 2017 and 2018, respectively.

•	Revenues from packaged tours. Revenues from packaged tours increased by 15.2% from RMB1,589.4 million in 2017 to RMB1,830.6 million (US$266.3 million) in 2018 primarily due to the growth of organized tours.

•	Other revenues. Other revenues decreased by 32.1% from RMB602.7 million in 2017 to RMB409.5 million (US$59.6 million) in 2018, primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of Revenues. Our cost of revenues increased by 4.0% from RMB1,024.2 million in 2017 to RMB1,065.0 million (US$154.9 million) in 2018. As a percentage of net revenues, cost of revenues was 47.5% in 2018 compared to 46.7% in 2017.

Operating Expenses. Operating expenses decreased by 25.7% from RMB2,051.3 million in 2017 to RMB1,524.1 million (US$221.7 million) in 2018, due to decreases in sales and marketing expenses, research and product development expenses and general and administrative expenses, and the increase in other operating income.

•	Research and product development. Research and product development expenses decreased by 41.7% from RMB541.1 million in 2017 to RMB315.2 million (US$45.8 million) in 2018, primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel.

•	Sales and marketing. Sales and marketing expenses decreased by 13% from RMB894.1 million in 2017 to RMB778.1 million (US$113.2 million) in 2018. The decrease was primarily due to the optimization of promotional expense structure and preference for marketing channels with higher ROI.

•	General and administrative. General and administrative expenses decreased by 23.6% from RMB637.8 million in 2017 to RMB487.4 million (US$70.9 million) in 2018, primarily due to increase in operating efficiency resulting from economies of scale and refined management.

•	Other operating income. Other operating income increased from RMB21.7 million in 2017 to RMB56.6 million (US$8.2 million) in 2018.

Net Loss. As a result of the foregoing, net loss decreased from RMB771.3 million in 2017 to RMB199.4 million (US$29.0 million) in 2018.

 Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Net revenues were RMB10,530.9 million and RMB2,192.1 million in 2016 and 2017, respectively. The year-over-year decrease was mainly driven by the change of our roles into an agent for organized tours in 2017 and hence the adoption of the net basis revenue recognition for most of the organized tours, while substantially all revenues from organized tours for 2015 and 2016 were recognized on a gross basis as we were primary obligor for the organized tours services up to the end of 2016. On a comparable net basis whereby revenues for 2015 and 2016 are adjusted by deducting the amount we paid to travel suppliers to reflect revenues from organized tours on a net basis and applying the timing of revenue recognition as in 2017, we generated comparable amount of net revenues of RMB1,430.3 million and RMB2,192.1 million in 2016 and 2017. The growth of our net revenue on comparable net basis was principally driven by the increase in travellers’ booking of packaged tours and other revenues.

•	Revenues from packaged tours. Revenues from packaged tours are mainly recognized on a net basis in 2017. Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. As a result of the change of our role, revenue from the organized tours for 2017 was mainly recognized on a net basis. Under ASC 606, “Revenue from Contracts with Customers”, substantially all revenues from our organized tours for the year ended December 31, 2016 continued to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016. In addition, under ASC 606, “Revenue from Contracts with Customers”, revenues from organized tours for the years 2015 and 2016 were recognized over the period of the tours, and revenues from organized tours for 2017 were recognized when the tours depart. The year-over-year decrease in revenues from packaged tours was mainly due to the change from the gross basis to a net basis revenue recognition. To increase comparability of operating results and aid investors to better understand our business performance and operating trends from 2016 to 2017, we adjusted the revenue in 2016 to a comparable net basis by deducting the amount we paid to travel suppliers and applying the timing of revenue recognition as in 2017. The comparable amount for revenues from packaged tours of RMB10,147.1 million in 2016 was RMB1,061.3 million. On the comparable basis, our packaged revenues increased by 49.8% from RMB1,061.3 million in 2016 to RMB1,589.4 million in 2017. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues. Other revenues increased by 50.3% from RMB401.1 million in 2016 to RMB602.7 million in 2017, primarily due to a rise in revenues generated from financial services and commission fees received from certain other travel-related products.

Cost of Revenues. Prior to January 2017, a substantial majority of the cost of revenues was the amounts paid to travel suppliers for the sale of the relevant organized tour products to customers. On the net basis of revenue recognition in 2017, the amounts we paid to travel suppliers for packaged tours are mainly recorded as a reduction to revenues, rather than cost of revenues. Such change caused the significant decrease in cost of revenues from 2016 to 2017. To increase comparability of operating results and aid investors to better understand our business performance and operating trends, we adjusted the cost of revenues in 2016 to a comparable net basis by deducting the amount we paid to travel suppliers from RMB9,891.7 million and our adjusted cost of revenues in 2016 was RMB785.1 million. On the comparable basis, our cost of revenues increased by 30.5% from RMB785.1 million in 2016 to RMB1,024.2 million in 2017. As a percentage of our net revenues on the comparable basis, our cost of revenues was 46.7% in 2017 compared to 54.9% in 2016.

Operating Expenses. Operating expenses decreased by 34.6% from RMB3,138.3 million in 2016 to RMB2,051.3 million in 2017, due to decreases in sales and marketing expenses, research and product development expenses and general and administrative expenses, and partially offset by the decrease in other operating income.

•	Research and product development. Research and product development expenses decreased by 10.0% from RMB601.4 million in 2016 to RMB541.1 million in 2017, primarily due to the increase in efficiency resulting from economies of scale and implementation of operation systems, and optimization of research and product development personnel.

•	Sales and marketing. Sales and marketing expenses decreased by 53.0% from RMB1,900.4 million in 2016 to RMB894.1 million in 2017. The decrease was primarily due to the decline in brand promotions and preference for marketing channels with higher ROI.

•	General and administrative. General and administrative expenses decreased by 3.2% from RMB658.8 million in 2016 to RMB637.8 million in 2017, primarily due to increase in efficiency resulting from economies of scale and optimization of administrative personnel.

•	Other operating income. Other operating income decreased from RMB22.3 million in 2016 to RMB21.7 million in 2017.

Net Loss. As a result of the foregoing, net loss decreased from RMB2,422.3 million in 2016 to RMB771.3 million in 2017.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and Renminbi has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.8755 per U.S. dollar as of December 31, 2018. For the year ended December 31, 2018, we recorded RMB11.7 million (US$1.7 million) of net foreign currency translation income in accumulated other comprehensive income as a component of shareholders’ equity. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3.D. Key Information—Risk Factors—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Subsequent to the initial measurement of acquisition, adjustments to the amount of contingent consideration are recognized as a gain or loss during the period of adjustments, and are reflected in other operating income.

Intangible assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Our intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2016, 2017 and 2018.

Land use right

Land use right represents the payments for usage of land for office buildings, which is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over their respective lease period which is 49.

Long-term investments

Long-term investments include equity investments, held-to-maturity investments and other long-term investments.

Equity investments

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

We adopted the ASU 2016-01 at January 1, 2018. Upon adoption of the ASU 2016-01, we elect a measurement alternative for equity investments that do not have readily determinable fair values and where we do not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, we measured these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment's cost over its fair value when the impairment is deemed other-than-temporary.

Held-to-maturity investments

The investments that we intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost, and interest income is recorded in the consolidated statements of comprehensive income. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Other long-term investments

Other long-term investments include financial products with maturities over one year and securities including perpetual bonds and preferred shares issued by companies, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

No event had occurred and indicated that an other-than-temporary impairment existed and therefore we did not record any impairment charges for our investments for the years ended December 31, 2016, 2017 and 2018.

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

Our management performed goodwill impairment test and no impairment loss was recognized for the years ended December 31, 2016, 2017 and 2018.

Revenue Recognition

We generate revenues primarily from sales of packaged tours and other service fees.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. We adopted this new revenue standard effective on January 1, 2017 by applying the full retrospective method. There are no significant estimates in our revenue arrangements.

Packaged tours

Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Prior to January 2017, substantially all of our revenues from organized tours were recognized on a gross basis, which represented amounts charged to and received from travellers (who were our customers). We were the primary obligor in the organized tour arrangements and bore the risks and rewards, including the travellers’ acceptance of products and services delivered. Even though we did not generally assume the substantive inventory risk before travellers placed an order, we were the party retained by and paid by the travellers, and we were responsible to (and solely authorized to) refund travellers their payments in situations of customer disputes. Further, we independently selected travel service suppliers, and determined the prices charged to customers and paid to its travel suppliers.

Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. Under the current organized tour arrangements, the tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. As a result of the change of our role, starting from January 1, 2017, revenues from organized tours (except for those that we take substantive inventory risk and the self-operated local tour operators in which we act as a principal, as discussed below) are generally reported on net basis, representing the difference between what we receive from the travellers and the amounts due to the tour operators.

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

Under certain circumstances, we may enter into contractual commitments with suppliers to reserve tours, and are required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, we would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that we undertake inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that we undertake substantive inventory risk were RMB497.9 million and RMB241.2 million (US$35.1 million) for the year ended December 31, 2017 and 2018, which were recorded in revenues for packaged tours.

In 2018, we expanded our self-operated local tour operators in various destinations by directly providing destination-based services to our organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, we integrate the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, direct the selected vendors to provide services on our behalf, and hence set up the price for the tour. Besides, we are primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, we are a principal for the self-operated local tour operator business and recognize revenue on a gross basis in accordance with ASC 606. Revenues from our self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB509.7 million (US$74.1 million) for the year ended December 31, 2018, which were recorded in revenues for packaged tours.

Under ASC 606, revenues from organized tours for which we were a principal for year 2016 were recognized over the period of the tours when control over the tour services was transferred to the customers over such period. Starting from January 1, 2017, under the current arrangements for the organized tours (except for the self-operated local tour operators in which we act as a principal, as discussed above), for which our role was changed into an agent, revenues are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

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

We commenced the financial business in 2015. Certain domestic financial assets exchanges, or the Exchanges, and trust companies offered the yield enhancement products through our online platform and we charged these companies for the service fees which were recorded as other revenue upon the delivery of service. In addition, in certain cases, we purchased yield enhancement products with maturities ranging from three months to two years from the Exchanges and trust companies and split these products into smaller amount yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to individual investors through our online platform. The split of the products were arranged by the Exchanges. Interest revenues were recorded as other revenues and the relevant interest costs were recorded as cost of revenue. In 2018, we terminated the offering of yield enhancement products and have no related balances as of December 31, 2018.

We also provided account receivables factoring service and cash lending service to customers, and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered.

Customer incentives

We offer travellers coupons, travel vouchers, membership points or cash rewards from time to time. For customer incentives offered where prior purchase is not required, we account for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, we estimate the amount associated with the future obligation to the customers, and record them as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed customer incentives are recorded in other current liabilities in the consolidated balance sheets. We estimate liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded.

Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses for our research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for our research and product development team. We recognize software development costs in accordance with ASC 350-40 “Software—internal use software”. We expense all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal use software are capitalized when such costs are incurred within the application development stage of software development.

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

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. As of December 31, 2017 and 2018, we did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

Share-based Compensation

We account for share options and restricted shares granted to employees in accordance with ASC 718, “Stock Compensation”. The 2014 Share Incentive Plan, or the 2014 Plan, allows the plan administrator to grant options, restricted shares and restricted share units. The 2008 Plan allows the plan administrator to grant options and restricted shares to our employees, directors, and consultants. The plan administrator under both plans is our board of directors or a committee appointed and determined by the board. The board may also authorize one or more of our officers to grant awards under the plan. In accordance with the guidance, we determine whether a stock-based award should be classified and accounted for as a liability award or equity award. Under the 2008 Plan and the 2014 Plan, we only granted options to employees and directors, and such stock-based compensation is considered to be equity classified awards, and is recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model. Share-based compensation expense is recorded net of an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Under the 2008 Plan and the 2014 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2008 Plan includes an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after our ordinary shares become listed securities, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of our assets, or a merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. Therefore, since the adoption of the 2008 Plan through the date of the completion of our initial public offering, we did not recognize any stock-based compensation expense for options granted, because an exercisable event as described above did not occur. The satisfaction of the performance condition became probable upon completion of our initial public offering, and we recorded a significant cumulative expense for share-based awards granted for which the service condition has been satisfied as of that date. Accordingly, we recognized a significant share-based compensation expense of RMB92.4 million, RMB98.7 million and RMB68.7 million (US$10.0 million) in 2016, 2017 and 2018, respectively. The estimates we used to determine the fair value of these options in computing our share-based compensation expense are determined on the respective grant dates, and will not change when the underlying shares begin trading because our options are equity classified awards.

The following table sets forth the options granted under the 2008 Plan and the 2014 Plan in 2016, 2017 and 2018:

	Number of Options	Exercise Price		Fair Value of Option as of the Grant Date		Fair Value of the Underlying Ordinary Shares as of the Grant Date		Intrinsic Value as of the Grant Date
	Granted	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	Type of Valuation
May 27, 2016(1)	320,000	0.0001	0.0007	2.97	20.60	2.97	20.62	2.97	20.62	Contemporaneous
May 27, 2016(1)	70,000	2.97	20.62	1.57	10.90	2.97	20.62	—	—	Contemporaneous
December 2, 2016(1)	4,360,000	2.68	18.61	1.59	11.04	2.68	18.61	—	—	Contemporaneous
December 2, 2016(1)	3,453,575	2.68	18.61	1.44	10.00	2.68	18.61	—	—	Contemporaneous
January 1, 2017	403,332	0.0001	0.0007	2.92	19.00	2.92	19.00	2.92	19.00	Contemporaneous
June 12, 2017	168,214	0.0001	0.0007	2.76	17.96	2.72	17.7	2.72	17.7	Contemporaneous
June 12, 2017(1)	25,300	2.72	17.7	1.39	9.04	2.72	17.7	—	—	Contemporaneous
June 12, 2017(1)	80,000	2.72	17.7	1.55	10.08	2.72	17.7	—	—	Contemporaneous
May 8, 2018(1)	2,848,503	1.67	11.48	1.35	9.28	2.21	15.19	0.54	3.71	Contemporaneous
May 8, 2018(1)	4,855,500	1.67	11.48	1.24	8.53	2.21	15.19	0.54	3.71	Contemporaneous

(1)	Options granted to officers and non-officer employees result in different fair value on the same grant date.

(2)	The translations from U.S. dollars to Renminbi were made at a rate of RMB6.9430 to US$1.00, the exchange rate in effect as of December 30, 2016 for the options granted before December 31, 2016, and at a rate of RMB6.5063 to US$1.00, the exchange rate in effect as of December 29, 2017 for the options granted before December 31, 2017, and at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018 for the options granted after January 1, 2018 (including January 1, 2018) solely for the convenience of the readers.

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

Recent Accounting Pronouncements

See Note 2(af) to our consolidated financial statements included elsewhere in this annual report for discussion on recent issued accounting pronouncements.

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

Generally, our customers pay us upon contract confirmation, which is usually more than one month before the departure dates, and we pay the travel suppliers at a later date, such as at the end of each month. The timing difference between when the cash is collected from our customers and when payments are made to travel suppliers increases our operating cash inflow and provides us with a source of liquidity to fund our settlement of outstanding accounts payable to travel suppliers and our prepayment to travel suppliers to secure packaged tours during peak seasons.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2016-18”), which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. Effective from January 1, 2018, we adopted the new guidance which primarily requires that restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. In addition, transfers between cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents are not part of the entity’s operating, investing, and financing activities, and details of those transfers are not reported as cash flow activities in the statement of cash flows. As a result of the foregoing, the changes in restricted cash in the consolidated cash flows were RMB214.4 million and RMB32.8 million for the years ended December 31, 2016 and 2017, respectively, which were no longer presented within investing activities and were retrospectively included in the changes of cash, cash equivalents and restricted cash as required. As of December 31, 2018, our total cash, cash equivalents, and restricted cash shown in the consolidated statement of cash flows include cash and cash equivalents of RMB560.4 million (US$81.5 million) and restricted cash of RMB270.7 million (US$39.4 million) within the consolidated balance sheets.

Our advances from customers decreased from RMB1,806.5 million as of December 31, 2016 to RMB1,210.6 million as of December 31, 2017, and further decreased to RMB1,058.9 million (US$154.0 million) as of December 31, 2018, which was primarily due to the change in customers’ prepayment habits. Accounts and notes payable decreased from RMB1,022.7 million as of December 31, 2016 to RMB852.5 million as of December 31, 2017. Accounts and notes payable increased from RMB852.5 million as of December 31, 2017 to RMB1,305,6 million (US$189.9 million) as of December 31, 2018 which was primarily due to the application of combination settlement. Furthermore, prepayments and other current assets decreased from RMB1,632.3 million as of December 31, 2016 to RMB939.5 million as of December 31, 2017 primarily due to the technology improvement which shortened our payment cycle to suppliers, and increased to RMB1,673.6 million (US$243.4 million) as of December 31, 2018 which was primarily because we strengthened our supply chain financing cooperation to our suppliers. Moreover, our sales and marketing expenses decreased from RMB1,900.4 million in 2016 to RMB894.1 million in 2017 which was primarily attributable to the decline in brand promotions and preference for marketing channels with higher ROI, and further decreased to RMB778.1 million (US$113.2 million) in 2018 which was primarily due to the optimization of promotional expense structure and preference for marketing channels with higher ROI. As a result, our net cash used in operating activities were RMB2,239.4 million and RMB418.6 million in 2016 and 2017 respectively, and our net cash provided by operating activities was RMB268.1 million (US$39.0 million) in 2018.

Our principal uses of cash for the years ended December 31, 2016, 2017 and 2018 were for operating activities, primarily marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2016, 2017 and 2018, we had RMB4,813.3 million, RMB3,660.5 million and RMB1,690.2 million (US$245.8 million) in cash, cash equivalents, restricted cash and short-term investments, respectively. We had credit from several Chinese commercial banks. As of December 31, 2018, our outstanding short-term borrowings (including outstanding discounted bank acceptance notes) were RMB191.3 million (US$27.8 million) and our outstanding long-term borrowings were RMB4.5 million (US$0.7 million).

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

We had net losses attributable to Tuniu Corporation of approximately RMB2,407.2 million, RMB767.3 million and RMB185.5 million (US$27.0 million) for the years ended December 31, 2016, 2017 and 2018, respectively. Net cash used in operating activities were approximately RMB2,239.4 million and RMB418.6 million for the years ended December 31, 2016 and 2017 respectively, and net cash provided by operating activities was RMB268.1 million (US$39.0 million) for the years ended December 31, 2018. Accumulated deficit was RMB4,738.6 million, RMB5,505.9 million and RMB5,691.4 million (US$827.8 million) as of December 31, 2016, 2017 and 2018, respectively. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may require additional cash due to unanticipated business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or secure debt funding from financial institutions.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Net cash (used in)/provided by operating activities	(2,239,444)	(418,649)	268,089	38,992
Net cash (used in)/provided by investing activities	(2,728,683)	615,554	153,992	22,398
Net cash provided by/(used in) financing activities	3,627,058	(784,766)	(145,212)	(21,122)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	110,652	(46,025)	(21,754)	(3,164)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,230,417)	(633,886)	255,115	37,104
Cash, cash equivalents and restricted cash at the beginning of year	2,440,214	1,209,797	575,911	83,763
Cash, cash equivalents and restricted cash at the end of year	1,209,797	575,911	831,026	120,867

Operating Activities

Our net cash provided by operating activities was RMB268.1million (US$39.0 million) in 2018, primarily attributable to cash inflows from sales of our travel products and services of RMB20,575.3 million (US$2,992.6 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB290.2 million (US$42.2 million), that were offset by cash outflows due to payments to travel suppliers of RMB18,837.1 million (US$2,739.7 million), payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB1,061.5 million (US$154.4 million), payments for marketing and promotional activities, office rental and utilities and professional services of RMB605.3 million (US$88.1 million), and payments of taxes and levies of RMB93.5 million (US$13.6 million).

Our net cash used in operating activities was RMB418.6 million in 2017, primarily attributable to cash inflows from sales of our travel products and services of RMB21,593.0 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB165.4 million, that were offset by cash outflows due to payments to travel suppliers of RMB19,708.8 million payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB1,101.4 million, payments to employees and for employees’ benefits of RMB1,329.6 million and payments of taxes and levies of RMB37.2 million

Our net cash used in operating activities was RMB2,239.4 million in 2016, primarily attributable to cash inflows from sales of our travel products and services of RMB20,276.5 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB105.1 million, that were offset by cash outflows due to payments to travel suppliers of RMB19,512.4 million, payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB1,733.2 million, payments to employees and for employees’ benefits of RMB1,337.2 million and payments of taxes and levies of RMB38.2 million.

Investing Activities

Our net cash provided by investing activities was RMB154.0 million (US$22.4 million) in 2018, primarily attributable to the proceeds from the maturity of short-term investments of RMB4,067.8 million (US$591.6 million), the proceeds from maturity of yield enhancement products of RMB172.5 million (US$25.1 million), the proceeds from maturity of long-term investments of RMB91.0 million (US$13.2 million), cash received from disposal of equity investments of RMB3.1 million (US$0.5 million), which were offset by the purchase of short-term investments of RMB1,858.0 million (US$270.2 million), the increase in loan receivable of RMB1,326.2 million (US$192.9 million), the purchase of property and equipment and intangible assets of RMB119.4 million (US$17.4 million), the cash paid for long-term investment of RMB874.1 million (US$127.1 million), and cash paid for acquisition (net of cash received) of RMB2.7 million (US$0.4 million).

Our net cash provided by investing activities was RMB615.6 million in 2017, primarily attributable to the proceeds from the maturity of short-term investments of RMB3,271.9 million , the proceeds from maturity of yield enhancement products of RMB435.0 million, partially offset by the purchase of short-term investments of RMB2,488.0 million, the increase in loan receivable of RMB16.4 million, the purchase of property and equipment and intangible assets of RMB160.5 million, and the cash paid for long-term investment of RMB426.2 million.

Our net cash used in investing activities was RMB2,728.7 million in 2016, primarily attributable to the purchase of short-term investments of RMB5,097.3 million, the purchase of financial products of RMB807.2 million, the business acquisition of RMB16.5 million, the purchase of property and equipment and intangible assets of RMB117.9 million, the cash paid for loans of RMB18.0 million and the cash paid for long-term investment of RMB57.5 million, partially offset by the proceeds from the maturity of short-term investments of RMB2,847.3 million, the proceeds from maturity of financial products of RMB538.5 million.

Financing Activities

Our net cash used in financing activities in 2018 was RMB145.2 million (US$21.1 million) primarily attributable to RMB171.4 million (US$24.9 million) we paid in due course for redemption of the yield-enhancement products, RMB139.1 million (US$20.2 million) we paid for share repurchase, RMB6.8 million (US$1.0 million) we paid for deferred and contingent consideration of business acquisitions made in previous years, RMB30.0 million (US$4.4 million) we paid to redeem non-controlling interests, and RMB0.4 million(US$0.1 million) we paid as repayment of short-term borrowing, which were offset by RMB195.8 million (US$28.5 million) proceeds from short-term and long-term borrowings, RMB4.6 million (US$0.7 million) proceeds from employees exercising stock options, and RMB2.1 million (US$0.3 million) proceeds contribution from noncontrolling interests shareholders.

Our net cash used in financing activities in 2017 was RMB784.8 million primarily attributable to repayment of RMB682.8 million collected from the sales of yield-enhancement products to individual investors on our website, payment of share repurchase of RMB166.1 million and the deferred and contingent consideration paid for prior year business acquisitions of RMB6.8 million, partially offset by RMB67.3million proceeds from employees exercising stock options and proceeds contribution from noncontrolling interests shareholders of RMB3.6 million.

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

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB117.9 million, RMB160.5 million and RMB119.4 million (US$17.4 million) in 2016, 2017 and 2018, respectively. Our capital expenditures were primarily used to purchase equipment and intangible assets and payment for land use right for our business. As of December 31, 2018, capital commitments relating to leasehold improvement, purchase of equipment and construction of office building were approximately RMB15.1 million (US$2.2 million).

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

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Our research and product development expenses were RMB601.4 million, RMB541.1 million and RMB315.2 (US$45.8) million in 2016, 2017 and 2018, respectively, which decreased year-over-year primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel. We expect no significant increase in research and product development expenses as the results of our continual research and product development efforts and increase in efficiency.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2018.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating Lease Obligations(1)	217,258	101,947	109,475	5,089	747
Purchase Obligations(2)	15,079	15,079	—	—	—
Total	232,337	117,026	109,475	5,089	747

(1)	Operating lease obligations represent our obligations for the leased premises of our headquarter and offline retail stores.

(2)	Purchase obligations consist primarily of contractual commitments in connection with leasehold improvements and the installation of equipment for our headquarter and offline retail stores.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities not reflected on our balance sheet.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Dunde Yu	38	Founder, Chairman and Chief Executive Officer
Haifeng Yan	37	Director
Tie Li	43	Director
Jie Zhu	38	Director
Cindy Chen	44	Independent Director
Frank Lin	55	Independent Director
Tao Yang	43	Independent Director
Onward Choi	48	Independent Director
Jack Xu	52	Independent Director
Shengli Hu	47	Independent Director
Maria Yi Xin	34	Chief Financial Officer
Shihong Chen	36	Chief Technology Officer
Wei Zhang	53	Executive Vice President

Mr. Dunde Yu is our founder and has served as chairman of our board of directors and chief executive officer since our inception. Prior to founding our company, Mr. Yu was the chief technology officer of ci123.com in 2006, where he helped ci123.com become a leading Chinese childcare website. From 2004 to 2006, Mr. Yu served as the technical director of Bokee.com. Mr. Yu received a bachelor’s degree in mathematics from Southeast University in China in 2003.

Mr. Haifeng Yan has served as our director since our inception. Mr. Yan is the founder and Chief Executive Officer of Black Fish Group Limited. Mr. Yan co-founded Tuniu in 2006 and previously served as our Chief Operating Officer and President until November 2017. Prior to founding Tuniu, Mr. Yan was one of the founding members and Chief Operating Officer of ci123.com, a leading childcare website in China, from 2005 to 2006. Prior to that, Mr. Yan served as an analyst of iTech Holdings Limited in 2004.

Mr. Tie Li has served as our director since February 2016. Mr. Li currently serves as General Manager of Discipline Inspection and Supervision Department in HNA Aviation Group. Mr. Li joined HNA Group in 2002 and has headed various business divisions of HNA Group since then, serving as financial director, president and vice chairman of HNA Aviation Group and chief investment officer and CEO of HNA Tourism Group, before being named Chairman of China Civil Aviation Investment Group Limited in December 2016. Mr. Li has extensive experience in the fields of investment, finance and legal matters in connection with the travel and tourism industry. Mr. Li holds a bachelor’s degree from Anhui University.

Mr. Jie Zhu has served as our director since February 2016. Currently, Mr. Zhu serves as a member of the board of directors and chairman of HNA Hospitality Group. After joining HNA Tourism Group in 2011, Mr. Zhu headed the investment and securities business divisions of HNA Tourism Group and its subsidiary Beijing Tourism Investment Fund. Mr. Zhu holds an MBA from Glendon-York University.

Ms. Cindy Chen has served as our independent director since May 2015. Ms. Chen is a managing director at Hony Capital specializing in the Internet, high-end manufacturing and new energy sectors. Ms. Chen has a deep understanding of the commercial environment and enterprise management in China. Prior to assuming her role at Hony Capital, Ms. Chen held key finance roles with the Lenovo Group. Ms. Chen holds a bachelor’s degree in economics from Beijing Institute of Petrochemical Technology and an EMBA degree from China Europe International Business School.

Mr. Frank Lin has served as our independent director since December 2009. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of Sina Corporation, a Nasdaq-listed company. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including Vipshop Holdings Limited, China Online Education Group (51 Talk.com), and 58.com Inc., which are NYSE-listed companies. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

Mr. Tao Yang has served as our independent director since May 2017. Mr. Tao Yang currently serves as Senior Vice President of Ctrip.com International, Ltd in charge of its Travel Business Unit. Mr. Yang has held a number of technical and managerial positions after joining in Ctrip.com in 2000. Mr. Yang received an EMBA degree from China Europe International Business School and a bachelor's degree in mechanical engineering from Shanghai Jiaotong University.

Mr. Onward Choi has served as our independent director since May 2014. Mr. Choi was the acting chief financial officer of NetEase Inc., a Nasdaq-listed company, from July 2007 to June 2017. Mr. Choi currently serves as an independent non-executive director and the chairman of the audit committee of Beijing Jingkelong Company Limited (HKEX: 0814) and Wise Talent Information Technology Company Limited (HKEX: 6100), both of which are listed on the Hong Kong Stock Exchange. Mr. Choi is a fellow member of the Association of Chartered Certified Accountants, CPA Australia, and the Hong Kong Institute of Certified Public Accountants. Mr. Choi received a bachelor’s degree in accountancy with honors from the Hong Kong Polytechnic University.

Mr. Jack Xu has served as our independent director since May 2014. Mr. Xu is the managing partner at Seven Seas Venture Partners. Mr. Xu served as President and Chief Technology Officer of Sina Corporation, a Nasdaq-listed company, from January 2013 to February 2015. Prior to joining Sina Corporation, Mr. Xu worked at Cisco as the Corporate Vice President of the Communications and Collaboration business unit. Previously, Mr. Xu served as Vice President of Engineering and Research at eBay from October 2002 to April 2008 and Chief Technology Officer at NetEase from May 2000 to July 2002. He led Excite’s search engine development in 1996, while pursuing a Ph.D. at the University of California at Berkeley. Mr. Xu received a bachelor’s degree and a master’s degree in information management from Sun Yat-Sen University in China.

 Mr. Shengli Hu has served as our independent director since May 2017. Mr. Hu is president of JD Fashion and Lifestyle, and a senior vice president of JD.com. He is responsible for JD’s fashion, home furnishing, luxury products and cosmetics businesses. Mr. Hu has led JD’s fashion and lifestyle business since 2018 focusing on creating a global fashion and luxury ecosystem based on the idea that “fashion is boundaryless”. Mr. Hu has played a key role in JD’s strategic partnerships with Xinyu Group, Secoo, Ruyi and Farfetch. Mr. Hu joined JD.com in 2014, and previously served as president of JD Electronics and Lifestyle. Mr. Hu received a master’s degree in business administration from Hunan University.

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

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB5.6 million (US$0.8 million) in cash to our executive officers and RMB0.8 million (US$0.1 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan, or the 2008 Plan, in 2008. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of February 28, 2019, options to purchase 3,881,334 ordinary shares were outstanding under the 2008 Plan. The 2008 Plan terminated automatically in 2018.

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

Termination of the 2008 Plan. The 2008 Plan terminated automatically in 2018.

2014 Share Incentive Plan

We adopted the 2014 Share Incentive Plan, or the 2014 Plan, in 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis. The ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis. In 2016, we increased the maximum aggregate number of shares which may be issued under the 2014 Plan from 5,500,000 ordinary shares to 7,942,675 ordinary shares. As of February 28, 2019, there were options to purchase 20,892,957 ordinary shares and 208,176 restricted shares outstanding under the 2014 Plan.

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

The following table summarizes, as of February 28, 2019, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
Name	Ordinary Shares Underlying Options Awarded/ Restricted Shares	(US$/ Share)	(RMB/ Share)(3)	Date of Grant	Vesting Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.688	November 5, 2009	4 years(1)	November 4, 2019
	1,100,000	0.226	1.554	March 11, 2011	4 years(1)	March 10, 2017
	1,269,995	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2019
	900,000	3.000	20.627	June 13, 2014	4 years(1)	June 12, 2024
	760,000	3.090	21.245	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	21.245	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	18.447	December 2, 2016	4 years(1)	December 1, 2026
	17,256	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
	3	1.670	11.482	May 8, 2018	4 years(1)	May 7, 2028
	37,716	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
Maria Yi Xin	*	2.000	13.751	Novermber 30, 2013	4 years(1)	Novermber 29, 2019
	*	0.0001	0.001	August 15,2014	4 years(1)	August 14, 2024
	*	0.0001	0.001	March 6, 2015	4 years(1)	March 5, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	18.447	December 2, 2016	4 years(1)	December 1, 2026
	*	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
	*	1.670	11.482	May 8, 2018	4 years(1)	May 7, 2028
	*	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
Shihong Chen	*	0.226	1.554	July 6, 2011	4 years(1)	July 5, 2021
	*	1.135	7.804	March 19, 2012	4 years(1)	March 18, 2022
	*	1.790	12.307	August 15,2013	4 years(1)	August 14, 2019
	*	0.0001	0.001	August 15 2014	4 years(1)	August 14, 2024
	*	3.000	20.627	August 15 2014	4 years(1)	August 14, 2024
	*	0.0001	0.001	March 6, 2015	4 years(1)	March 5, 2025
	*	3.090	21.245	March 6, 2015	4 years(1)	March 5, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	3.090	21.245	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	18.447	December 2, 2016	4 years(1)	December 1, 2026
	*	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
	*	1.670	11.482	May 8, 2018	4 years(1)	May 7, 2028
	*	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
Wei Zhang	*	3.090	21.245	August 20, 2015	4 years(1)	August 19, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	18.447	December 2, 2016	4 years(1)	December 1, 2026
	*	1.670	11.482	May 8, 2018	4 years(1)	May 7, 2028
	*	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
Jack Xu	*†	N/A		May 9, 2018	4 years(1)	May 8, 2028
Onward Choi	*†	N/A		May 9, 2018	4 years(1)	May 8, 2028
Directors and officers as a group	12,410,083	—	—	—	—	—

*	Shares underlying vested options less than 1% of our total outstanding shares.

†	Denotes restricted share award; all other awards in this table are option awards.

(1)	Pursuant to the relevant award agreement, 1/4 of the ordinary shares underlying the option or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option or restricted shares shall vest on a monthly basis in the following three years. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(2)	Pursuant to the relevant award agreement, 1/12 of the ordinary shares underlying the option shall vest on a monthly basis. However, the option may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(3)	The prices in Renminbi were translated using the rate of US$1.00 = RMB6.8755, the exchange rate in effect as of December 31, 2018, solely for the convenience of the readers.

C.	Board Practices

Board of Directors

Our board of directors currently consists of ten directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested provided (a) such director has declared the nature of his or her interest, whether material or not, at the earliest meeting of the board at which it is practicable to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Terms of Directors and Executive Officers

All directors hold office until they are removed by ordinary resolution of the shareholders or become disqualified from being a director in accordance with the terms of our articles of association. In addition, the service agreements between us, our subsidiaries, if applicable, and the directors do not provide benefits upon termination of their service. Director nominations by the board of directors are subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires (i) a majority of the votes cast at a shareholder meeting (in person or by proxy) that is duly constituted and meets the quorum requirement; or (ii) approval by unanimous written shareholder resolutions. Officers are elected by and serve at the discretion of the board of directors. For the periods of service of our directors as of December 31, 2018, see “—A. Directors and Senior Management.”

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

We had a total of 8,277, 6,841, and 7,355 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2018:

Function	Number of Employees
Management and administration	753
Customer service center	1,911
Sales and marketing	688
Research and product development	1,663
Offline retail stores and local tour operators	2,340
Total	7,355

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

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2019 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on (i) 369,075,337 ordinary shares outstanding as of February 28, 2019, including 17,373,500 Class B ordinary shares outstanding and 351,701,837 Class A ordinary shares outstanding (excluding 20,256,207 Class A ordinary shares, represented by 6,752,069 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	%†	Voting Power††
Directors and Executive Officers:*
Dunde Yu(1)	11,432,630	10,423,503	21,856,133	5.8	21.7
Tie Li(2)	100,786,465	—	100,786,465	27.3	19.2
Jie Zhu(3)	100,786,465	—	100,786,465	27.3	19.2
Shengli Hu(4)	78,061,780	—	78,061,780	21.2	14.9
Cindy Chen(5)	27,436,780	—	27,436,780	7.4	5.2
Frank Lin(6)	31,829,512	—	31,829,512	8.6	6.1
Tao Yang (7)	12,481,034	—	12,481,034	3.4	2.4
Haifeng Yan(8)	—	—	—	—	—
Onward Choi(9)	**	—	**	**	**
Jack Xu(10)	**	—	**	**	**
Maria Yi Xin	**	—	**	**	**
Wei Zhang	**	—	**	**	**
Shihong Chen	**	—	**	**	**
All directors and executive officers as a group	263,069,282	10,423,503	273,492,785	72.5	68.8

Principal Shareholders:
BHR Winwood Investment Management Limited(11)	100,786,465	—	100,786,465	27.3	19.2
Affiliates of JD.com, Inc.(12)	78,061,780	—	78,061,780	21.2	14.9
DCM V, L.P. and Affiliates(13)	31,829,512	—	31,829,512	8.6	6.1
Unicorn Riches Limited(14)	27,436,780	—	27,436,780	7.4	5.2
Dragon Rabbit Capital Limited(15)	4,104,137	10,423,503	14,527,640	3.9	20.6
Fullshare Holdings Limited (16)	18,303,650	6,949,997	25,253,647	6.8	16.7
Temasek Holdings (Private) Limited (17)	24,583,333	—	24,583,333	6.7	4.7

*	Except for Tie Li, Jie Zhu, Shengli Hu, Cindy Chen, Frank Lin, Tao Yang, Haifeng Yan, Onward Choi and Jack Xu, the business address of our directors and executive officers is Tuniu Building, No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**	Shares underlying vested options of less than 1% of our total outstanding shares on an as-converted basis.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of February 28, 2019, which is 369,075,337 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 351,701,837 Class A ordinary shares outstanding (excluding the 20,256,207 Class A ordinary shares, represented by 6,752,069 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after February 28, 2019.

††	For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 28, 2019, with respect to the total voting power based on all the outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Represents (i) 7,328,493 Class A ordinary shares underlying the options or restricted shares that have become fully vested as of February 28, 2019 or will become fully vested within 60 days after February 28, 2019, and (ii) 4,104,137 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary.

(2)	Represents 100,786,465 Class A ordinary shares held by BHR Winwood Investment Management Limited and Hong Kong Praise Tourism Investment Limited. The business address of Mr. Li is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, PRC.

(3)	Represents 100,786,465 Class A ordinary shares held by BHR Winwood Investment Management Limited and Hong Kong Praise Tourism Investment Limited. The business address of Mr. Zhu is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, PRC.

(4)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited and (ii) 12,436,780 Class A ordinary shares held by JD.com E-Commerce (Investment) Hong Kong Corporation Limited. The business address of Mr. Hu is 15F, Building C, No. 18 Kechuang 11 Street, BDA, Beijing, PRC

(5)	Represents 27,436,780 Class A ordinary shares held by Unicorn Riches Limited. The business address of Ms. Chen is 6F, South Tower C, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100190, PRC.

(6)	Represents (i) 19,952,556 Class A ordinary shares held by DCM V, L.P., (ii) 486,864 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.

(7)	Represents 12,481,034 Class A ordinary shares held by Ctrip Investment Holding Ltd. The business address of Mr. Yang is Building 16, Sky SOHO, No. 968 Jinzhong Road, Shanghai, PRC.

(8)	The business address of Mr. Yan is No. 39, High-tech 6th Road, Binhai High-tech Industrial Park, Binhai High-Tech District, Tianjin, PRC.

(9)	The business address of Mr. Choi is Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing 100193, PRC.

(10)	The business address of Mr. Xu is 3000 Sand Hill Road, Building 4, Suite 100; Menlo Park, CA 94025.

(11)	Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,877,374 class A ordinary shares held by Hong Kong Praise Tourism Investment Limited (HK Praise Tourism) . BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC. HK Praise Tourism is a company organized under the laws of Hong Kong, and is a nominee of Beijing Capital Airlines Co. Limited, a controlled subsidiary of HNA Tourism. The business address of HK Praise Tourism is Unit 402, 4th Floor, Fairmont House No. 8 Cotton Tree Drive, Admiralty, Hong Kong.

(12)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited, and (ii) 12,436,780 Class A ordinary shares held by JD.com E-commerce (Investment) Hong Kong Corporation Limited. The business address of Fabulous Jade Global Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Fabulous Jade is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., a Nasdaq listed company. The business address of JD.com E-Commerce (Investment) Hong Kong Corporation Limited is Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong. JD.com E-Commerce (Investment) Hong Kong Corporation Limited is a wholly-owned subsidiary of JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc. We refer to Fabulous Jade Global Limited and JD.com E-Commerce (Investment) Hong Kong Corporation Limited as “Affiliates of JD.com, Inc.”

(13)	Represents (i) 19,952,556 Class A ordinary shares held by DCM V, L.P., (ii) 486,864 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P., whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner is DCM Hybrid RMB Fund International Ltd. DCM Hybrid RMB Fund International Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian, and Peter W. Moran, the directors of DCM Hybrid RMB Fund International Ltd. The general partner of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is DCM Turbo Fund Investment Management, L.P., whose general partner is DCM Turbo Fund International, Ltd. DCM Turbo Fund International, Ltd., through DCM Turbo Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao and Jason Krikorian, the directors of DCM Turbo Fund International, Ltd. The business address of DCM V, L.P., DCM Affiliates Fund V, L.P., DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(14)	The business address of Unicorn Riches Limited is c/o Hony Capital Limited, Suite 2701, One Exchange Square, Central, Hong Kong. Unicorn Riches Limited is a wholly-owned subsidiary of Hony Capital Fund V, L.P. Hony Capital Fund V. L.P.’s general partner is Hony Capital Fund V GP, L.P. Hony Capital Fund V GP, L.P.’s general partner is Hony Capital Fund V GP Limited. John Huan Zhao and Legend Holdings Corporation, have 80% and 20%, respectively, equity ownership of Hony Capital Fund V GP Limited.

(15)	Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited is a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The business address of Dragon Rabbit Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(16)	Represents (i) 8,965,580 Class A ordinary shares (including 4,104,137 Class A ordinary shares and 4,861,443 Class A ordinary shares represented by 1,620,481 ADSs) and 6,949,997 Class B ordinary shares held by Verne Capital Limited, and (ii) 2,730,000 Class A ordinary shares represented by 910,000 ADSs held by Pride Success Capital Limited, and (iii) 2,346,066 Class A ordinary shares represented by 782,022 ADSs held by Wealth Add Limited, and (iv)4,262,004 Class A ordinary shares represented by 1,420,668 ADSs held by Five Seasons XV Limited. Verne Capital Limited, Pride Success Capital Limited and Wealth Add Limited are wholly owned subsidiaries of Five Seasons XV Limited. Five Seasons XV Limited is a wholly owned subsidiary of Fullshare Value Fund II L.P.. Fullshare Investment Management III Limited is the general partner of Fullshare Value Fund II L.P., and is wholly owned by Five Seasons XII Limited, which is a wholly owned subsidiary of Fullshare Holdings Limited. Accordingly, Fullshare Value Fund II L.P., Fullshare Investment Management III Limited, Five Seasons XII Limited and Fullshare Holdings Limited may be deemed to beneficially own the securities held by Verne Capital Limited, Pride Success Capital Limited, Wealth Add Limited and Five Seasons XV Limited. The business address of Fullshare Holdings Limited is Unit 10-12, Level 43, Champion Tower, Three Garden Road, Central, Hong Kong.
(17)

Represents 24,583,333 Class A ordinary shares (directly or in the form of ADSs) owned by Esta Investments Pte. Ltd.. Esta Investments Pte. Ltd. is wholly-owned by Tembusu Capital Pte. Ltd., which in turn is wholly-owned by Temasek Holdings (Private) Limited. The business address of Temasek Holdings (Private) Limited is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard Singapore 238891.

To our knowledge, as of February 28, 2019, 110,766,420 of our outstanding ordinary shares are held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 30.01% of our total outstanding shares. This includes 86,577,000 ordinary shares held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Private Placements, Repurchase and Redesignation

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Relationship with Ctrip

Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with our initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20,000,000 through a private placement transaction in May 2015. We conduct transactions in the ordinary course of business with Ctrip on the terms of arm-length transactions. We sell our packaged tours through Ctrip’s online platform and the commission fees to Ctrip were immaterial. Revenues from Ctrip consist of commission fees for the booking of hotel rooms and air tickets through our online platform, amounting to RMB54.8 million, RMB61.5 million and RMB161.7 million (US$23.5 million) for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, amounts due from Ctrip amounted to RMB16.1 million and RMB11.1 million (US$1.6 million), respectively, and amounts due to Ctrip amounted to RMB87.0 million and RMB73.2 million (US$10.7 million), respectively.

Relationship with JD.com, Inc.

On May 8, 2015, we issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., for a consideration of RMB1,528.2 million in cash and RMB660.2 million representing the fair value of business resource contributed by JD.com, Inc., which included the exclusive right to operate the leisure travel channel for both JD.com, Inc.’s website and mobile application, preferred partnership with JD.com, Inc. for hotel and air ticket reservation service, its internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015. As of December 31, 2017 and 2018, amounts due from JD.com, Inc. amounted to RMB10.9 million and RMB50.3 million (US$7.3 million), respectively, and amounts due to JD.com, Inc. amounted to nil and RMB2.4 million (US$0.3 million), respectively.

Relationship with HNA Tourism Group

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism until June 30, 2018. The transaction contemplated by the share subscription agreement was completed on in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of us and HNA Tourism. We have purchased RMB250.5 million, RMB394.7 million and RMB588.9 million (US$85.7 million) air tickets from HNA Tourism for the years ended December 31, 2016, 2017 and 2018, respectively. In 2018, we also provided account receivables factoring service to an affiliate of HNA Tourism amounting to RMB500 million (US$72.7 million) with a repayment term of 12 months. As of December 31, 2017 and 2018, amounts due from HNA Tourism amounted to RMB143.1 million and RMB635.1 million (US$92.4 million), respectively

Relationship with Black Fish Group Limited

Haifeng Yan, our director, founded Black Fish Group Limited (“Black Fish”). In 2017, we disposed several subsidiaries to Black Fish with nominal consideration. As of the disposal date, these subsidiaries were in deficit positions and disposal gain was insignificant in our consolidated statement of comprehensive income.

In 2017, Black Fish entered into cooperation agreements with us for provision of services in relation to our online lending services. The amount of service fees charged by Black Fish was RMB155.9 million for the year ended December 31, 2017. Black Fish also purchased loan receivable assets related to the lending business from us at the consideration of RMB140.0 million as we terminated these cooperation agreements and stopped granting loans to individuals in 2017. As of December 31, 2017 and 2018, amounts due from Black Fish amounted to RMB1.2 million and nil, respectively.

Relationship with Fullshare Holdings Limited

Fullshare Holdings Limited (“Fullshare”) is our principal shareholder. During the year ended December 31, 2018, Fullshare made several prepayments to us for travelling products, which was RMB1.6 million (US$0.2 million) in 2018. As of December 31, 2018, amounts due to Fullshare amounted to RMB1.6 million (US$0.2 million).

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

See “—C. Markets.”

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

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Register of Members. Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or state, local, and non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash is categorized as a passive asset and the company’s goodwill and unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

No assurance can be given with respect to our PFIC status for the taxable year ended December 31, 2018 or any future taxable year. The determination of whether we are or will become a PFIC is uncertain. Because it is a factual determination made annually that will depend upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of becoming classified as a PFIC will substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market. Thus, we believe that we will be a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Furthermore, as mentioned above, no assurance can be given with respect to our PFIC status for the taxable year ended December 31, 2018 or any future taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

As of December 31, 2018, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,690.2 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$245.8 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our U.S. dollar cash balance would have been US$145,444. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$132,222 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our Renminbi cash balance would have been RMB6.9 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB7.6 million instead. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2018, we received a reimbursement of approximately US$0.2 million from the depositary net of US$0.07 million United States withholding tax.

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

For the period from May 8, 2014, the date that the Form F-1 was declared effective by the SEC, through December 31, 2018, we used all the net proceeds we received from our initial public offering for the following purposes, as set forth in the Form F-1: (i) expanding our sales and marketing efforts; (ii) expanding our product selection and offerings; (iii) strengthening our technology and products developments capabilities; and (iv) general corporate purposes, including funding strategic investments in and acquisitions of complementary businesses, assets and technologies.

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

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2018, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management has excluded one online travel agency acquired in 2018, as described in Note 4 “Business Acquisition” to our consolidated financial statements included in this Annual Report on Form 20-F, from our assessment of the effectiveness of the internal control over financial reporting as of December 31, 2018. The total assets and total revenues of this excluded online travel agency constitute 0.5% and 0.2%, respectively of our total assets and total net revenues, as of and for the year ended December 31, 2018.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2018 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this Form 20-F.

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

	2017		2018
Audit fees(1)	US$	1,573,258	1,518,941
Audit-related fees(2)	US$	44,793	—
All other fees(3)	US$	—	86,106

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting, as well as the quarterly reviews of condensed consolidated financial information.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with certain financial due diligence projects.

(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

On August 23, 2016, our board of directors authorized a share repurchase program under which we may repurchase up to US$150 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. On January 12, 2018, our board of directors authorized a share repurchase program under which we may repurchase up to US$100 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were presented as “treasury stock” in shareholder’s equity on our consolidated balance sheets. Treasury stock is accounted for under the cost method.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2018 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
March 16, 2018 to March 29, 2018	439,225	US$	6.60	439,225	US$	97,102,540
April 2, 2018 to April 30, 2018	1,030,347	US$	6.27	1,030,347	US$	90,642,422
May 1, 2018 to May 31, 2018	1,037,310	US$	6.98	1,037,310	US$	83,399,845
June 1, 2018 to June 20, 2018	618,034	US$	7.61	618,034	US$	78,694,501
December 20, 2018 to December 28, 2018	180,821	US$	4.92	180,821	US$	77,804,291
Total	3,305,737	US$	6.71	3,305,737	US$	77,804,291

(1)	Each ADS represents three Class A ordinary shares.

(2)	On August 23, 2016, our board of directors authorized a share repurchase program under which we may repurchase up to US$150 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. On January 12, 2018, our board of directors authorized a share repurchase program under which we may repurchase up to US$100 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Date: April 4, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded an online travel agency acquired in 2018 from its assessment of internal control over financial reporting as of December 31, 2018 because it was acquired by the Company in a purchase business combination during 2018. We have also excluded this online travel agency from our audit of internal control over financial reporting. This online travel agency is a subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 0.5% and 0.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

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
Shanghai, the People’s Republic of China
April 4, 2019

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	484,101	560,356	81,500
Restricted cash	91,810	270,670	39,367
Short-term investments	3,084,634	859,211	124,967
Accounts receivable, net	286,627	347,547	50,549
Amounts due from related parties	171,331	696,520	101,305
Prepayments and other current assets	939,463	1,673,584	243,413
Yield enhancement products and accrued interest	31,337	—	—
Total current assets	5,089,303	4,407,888	641,101

Non-current assets
Long-term investments	484,991	1,302,506	189,442
Property and equipment, net	148,278	187,360	27,250
Intangible assets, net	460,634	317,885	46,234
Land use right, net	—	100,836	14,666
Goodwill	147,639	159,409	23,185
Yield enhancement products over one year and accrued interest	170,505	—	—
Other non-current assets	156,455	81,039	11,787
Total non-current assets	1,568,502	2,149,035	312,564
Total assets	6,657,805	6,556,923	953,665

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB2,453,662 and RMB2,691,090, as of December 31, 2017 and 2018, respectively):
Accounts and notes payable	852,500	1,305,610	189,893
Amounts due to related parties	86,923	77,159	11,222
Salary and welfare payable	187,561	104,480	15,196
Taxes payable	32,036	23,316	3,391
Advances from customers	1,210,615	1,058,946	154,017
Accrued expenses and other current liabilities	373,690	533,144	77,544
Amounts due to the individual investors of yield enhancement products and accrued interests	177,971	—	—
Total current liabilities	2,921,296	3,102,655	451,263
Non-current liabilities
Deferred tax liabilities	21,142	19,855	2,888
Other non-current liabilities	21,339	20,561	2,990
Total non-current liabilities	42,481	40,416	5,878
Total liabilities	2,963,777	3,143,071	457,141

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Commitments and contingencies (Note 20)

Redeemable noncontrolling interests	96,719	69,319	10,082

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2017 and 2018; 388,918,015 shares (including 371,544,515 Class A shares and 17,373,500 Class B shares) and 389,331,544 shares (including 371,958,044 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2017 and 2018, respectively)	248	249	36
Less: Treasury stock	(185,419)	(304,535)	(44,293)
Additional paid-in capital	9,013,793	9,061,979	1,318,010
Accumulated other comprehensive income	272,386	284,079	41,318
Accumulated deficit	(5,505,897)	(5,691,409)	(827,781)
Total Tuniu Corporation shareholders’ equity	3,595,111	3,350,363	487,290
Noncontrolling interests	2,198	(5,830)	(848)
Total equity	3,597,309	3,344,533	486,442
Total liabilities, redeemable noncontrolling interests and equity	6,657,805	6,556,923	953,665

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2016, 2017 and 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Packaged tours	10,147,148	1,589,353	1,830,630	266,254
Others	401,100	602,747	409,519	59,562
Total revenues	10,548,248	2,192,100	2,240,149	325,816
Less: Business and related taxes	(17,307)	—	—	—
Net revenues	10,530,941	2,192,100	2,240,149	325,816
Cost of revenues	(9,891,736)	(1,024,206)	(1,065,022)	(154,901)
Gross profit	639,205	1,167,894	1,175,127	170,915

Operating expenses
Research and product development	(601,402)	(541,126)	(315,222)	(45,847)
Sales and marketing	(1,900,397)	(894,148)	(778,126)	(113,174)
General and administrative	(658,790)	(637,795)	(487,372)	(70,885)
Other operating income	22,323	21,749	56,599	8,232
Total operating expenses	(3,138,266)	(2,051,320)	(1,524,121)	(221,674)
Loss from operations	(2,499,061)	(883,426)	(348,994)	(50,759)
Other income/(expenses)
Interest and investment income, net	87,305	130,250	152,929	22,243
Foreign exchange losses, net	(9,734)	(2,394)	(11,729)	(1,706)
Other (loss)/income, net	(2,553)	(121)	8,576	1,247
Loss before income tax expense	(2,424,043)	(755,691)	(199,218)	(28,975)
Income tax benefit/(expense)	1,711	(15,625)	(153)	(22)
Net loss	(2,422,332)	(771,316)	(199,371)	(28,997)
Net loss attributable to noncontrolling interests	(15,104)	(4,934)	(14,037)	(2,042)
Net (loss)/income attributable to redeemable noncontrolling interests	(34)	922	178	26
Net loss attributable to Tuniu Corporation	(2,407,194)	(767,304)	(185,512)	(26,981)
Accretion on redeemable noncontrolling interests	(106)	(5,725)	(2,422)	(352)
Net loss attributable to ordinary shareholders	(2,407,300)	(773,029)	(187,934)	(27,333)

Net loss	(2,422,332)	(771,316)	(199,371)	(28,997)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	233,900	(128,539)	11,693	1,701
Comprehensive loss	(2,188,432)	(899,855)	(187,678)	(27,296)
Comprehensive loss attributable to noncontrolling interests	(15,104)	(4,934)	(14,037)	(2,042)
Comprehensive (loss)/income attributable to redeemable noncontrolling interests	(34)	922	178	26
Comprehensive loss attributable to Tuniu Corporation	(2,173,294)	(895,843)	(173,819)	(25,280)

Loss per share
Basic and diluted	(6.45)	(2.04)	(0.50)	(0.07)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	373,347,855	378,230,039	377,744,381	377,744,381

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2016, 2017 and 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	286,970,892	181	—	—	5,482,637	167,025	(2,331,399)	3,318,444	16,303	3,334,747
Issuance of ordinary shares upon the private placement, net of issuance costs of RMB3,414	90,909,091	60	—	—	3,275,775	—	—	3,275,835	—	3,275,835
Repurchase of ordinary shares	—	—	(985,299)	(19,708)	—	—	—	(19,708)	—	(19,708)
Issuance of ordinary shares pursuant to share incentive plan	1,590,774	1	—	—	5,266	—	—	5,267	—	5,267
Share-based compensation expenses	—	—	—	—	92,419	—	—	92,419	—	92,419
Foreign currency translation adjustments	—	—	—	—	—	233,900	—	233,900	—	233,900
Remeasurement of prior year acquisitions	—	—	—	—	—	—	—	—	(401)	(401)
Accretion on redeemable noncontrolling interests	—	—	—	—	(106)	—	—	(106)	—	(106)
Net loss	—	—	—	—	—	—	(2,407,194)	(2,407,194)	(15,104)	(2,422,298)
Balance as of December 31, 2016	379,470,757	242	(985,299)	(19,708)	8,855,991	400,925	(4,738,593)	4,498,857	798	4,499,655
Repurchase of ordinary shares	—	—	(8,986,053)	(165,711)	—	—	—	(165,711)	—	(165,711)
Issuance of ordinary shares pursuant to share incentive plan	9,447,258	6	—	—	67,587		—	67,593	—	67,593
Share-based compensation expenses	—	—	—	—	98,675	—	—	98,675	—	98,675
Capital contribution to a subsidiary with noncontrolling interest	—	—	—	—	(2,735)	—	—	(2,735)	6,334	3,599
Foreign currency translation adjustments	—	—	—	—		(128,539)	—	(128,539)	—	(128,539)
Accretion on redeemable noncontrolling interest					(5,725)	—	—	(5,725)	—	(5,725)
Net loss	—	—	—	—	—	—	(767,304)	(767,304)	(4,934)	(772,238)
Balance as of December 31, 2017	388,918,015	248	(9,971,352)	(185,419)	9,013,793	272,386	(5,505,897)	3,595,111	2,198	3,597,309

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2016, 2017 and 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated
	Ordinary shares		Treasury Stock		Additional paid-in	other comprehensive	Accumulated	Total Tuniu Corporation	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	Shareholders’ equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Repurchase of ordinary shares	—	—	(9,917,211)	(141,471)	—	—	—	(141,471)	—	(141,471)
Issuance of ordinary shares pursuant to share incentive plan	413,529	1	564,663	22,355	(18,130)	—	—	4,226	—	4,226
Share-based compensation expenses	—	—	—	—	68,738	—	—	68,738	—	68,738
Capital contribution to a subsidiary with noncontrolling interest	—	—	—	—	—	—	—	—	2,117	2,117
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	3,892	3,892
Foreign currency translation adjustments	—	—	—	—	—	11,693	—	11,693	—	11,693
Accretion on redeemable noncontrolling interest	—	—	—	—	(2,422)	—	—	(2,422)	—	(2,422)
Net loss	—	—	—	—	—	—	(185,512)	(185,512)	(14,037)	(199,549)
Balance as of December 31, 2018	389,331,544	249	(19,323,900)	(304,535)	9,061,979	284,079	(5,691,409)	3,350,363	(5,830)	3,344,533
Balance as of December 31, 2018(US$ (Note 2(d)))	389,331,544	36	(19,323,900)	(44,293)	1,318,010	41,318	(827,781)	487,290	(848)	486,442

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2017 and 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(2,422,332)	(771,316)	(199,371)	(28,997)
Depreciation of property and equipment	66,510	65,704	66,903	9,731
Amortization of intangible assets and land use right	145,063	150,092	153,258	22,290
Allowance for doubtful accounts	30,919	45,808	2,568	374
Change in fair value of contingent consideration	(1,225)	5,572	(5,242)	(762)
Foreign exchange loss	7,597	673	14,279	2,077
Loss from disposal of property and equipment	859	562	1,368	199
Share-based compensation expenses	92,419	98,675	68,738	9,998
Change in deferred tax liabilities	(2,322)	(2,314)	(2,362)	(344)
Remeasurement of equity investments	—	—	(12,581)	(1,830)
Change in fair value of investments	—	—	(8,153)	(1,186)
Gain from disposal of equity investment	—	—	(1,850)	(269)
Changes in operating assets and liabilities:
Accounts receivable	(92,147)	(64,286)	(60,584)	(8,812)
Amounts due from related parties	(395,228)	283,901	14,810	2,154
Prepayments and other current assets	(379,924)	691,932	(1,867)	(272)
Accrued interests of yield enhancement products	(29,318)	15,114	10,580	1,539
Other non-current assets	288,460	(9,668)	(25,606)	(3,724)
Accounts and notes payable	133,809	(167,262)	553,445	80,495
Amounts due to related parties	3,764	54,398	(9,765)	(1,420)
Salary and welfare payable	42,688	(4,930)	(83,274)	(12,112)
Taxes payable	(1,075)	20,417	(8,748)	(1,272)
Advances from customers	668,567	(595,876)	(152,335)	(22,156)
Accrued expenses and other liabilities	(399,107)	(221,018)	(34,719)	(5,050)
Accrued interests of amounts due to the individual investors of yield enhancement products	8,065	(11,183)	(6,559)	(954)
Non-current liabilities	(5,486)	(3,644)	(4,844)	(705)
Net cash (used in)/provided by operating activities	(2,239,444)	(418,649)	268,089	38,992
Cash flows from investing activities:
Purchase of short-term investments	(5,097,309)	(2,488,010)	(1,858,032)	(270,240)
Proceeds from maturity of short-term investments	2,847,284	3,271,860	4,067,804	591,638
Purchase of yield enhancement products	(807,210)	—	—	—
Proceeds from maturity of yield enhancement products	538,485	434,977	172,458	25,083
Increase in loan receivable	(18,038)	(16,438)	(1,326,160)	(192,882)
Purchase of property and equipment and intangible assets	(117,894)	(160,497)	(119,442)	(17,372)
Cash paid for long-term investments	(57,500)	(426,227)	(874,120)	(127,135)
Proceeds from maturity of long-term investments	—	—	91,030	13,240
Cash received from disposal of equity investment	—	—	3,114	453
Cash paid for acquisition, net of cash received	(16,501)	(111)	(2,660)	(387)
Net cash (used in)/provided by investing activities	(2,728,683)	615,554	153,992	22,398

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2017 and 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from financing activities:
Proceeds from the private placement, net of issuance cost	3,275,835	—	—	—
Cash paid for repurchase of ordinary shares	(19,708)	(166,149)	(139,070)	(20,227)
Proceeds from issuance of ordinary shares upon exercise of options	8,483	67,344	4,585	667
Contingent consideration paid for business acquisitions	(2,250)	(6,800)	(6,800)	(989)
Repurchase of redeemable noncontrolling interests	—	—	(30,000)	(4,363)
Cash contribution from noncontrolling interests	—	3,599	2,117	308
Proceeds from sales/(redemption) of yield enhancement products	274,698	(682,760)	(171,412)	(24,931)
Repayment of short-term borrowings	—	—	(390)	(59)
Proceeds from short-term and long-term borrowings	—	—	195,758	28,472
Cash contribution from redeemable noncontrolling interest holders	90,000	—	—	—
Net cash provided by/(used in) financing activities	3,627,058	(784,766)	(145,212)	(21,122)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	110,652	(46,025)	(21,754)	(3,164)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,230,417)	(633,886)	255,115	37,104
Cash, cash equivalents and restricted cash at the beginning of year	2,440,214	1,209,797	575,911	83,763
Cash, cash equivalents and restricted cash at the end of year	1,209,797	575,911	831,026	120,867
Supplemental disclosure of cash flow information
Income tax paid	1,506	12,199	3,740	544

Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	16,963	11,859	5,202	757
Receivables related to exercise of stock options	(163)	(385)	(23)	(3)
Accrual related to business acquisition	39,344	38,116	36,456	5,302

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

As of December 31, 2018, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

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

Financial statements of 2016 have been adjusted to conform to the current year presentation. Such adjustments relate to the adoptions of Accounting Standards Update (“ASU”) 2014-09 as further described in Note 2(s) “Revenue Recognition” and Note 2(af) “Recently Issued Accounting Pronouncements”.

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of approximately RMB2,407,194, RMB767,304 and RMB185,512 for the years ended December 31, 2016, 2017 and 2018, respectively. Net cash used in operating activities was approximately RMB2,239,444 and RMB418,649 for the years ended December 31, 2016 and 2017 respectively, and net cash provided by operating activities was RMB268,089 for the year ended December 31, 2018. Accumulated deficit was RMB4,738,593, RMB5,505,897 and RMB5,691,409 as of December 31, 2016, 2017 and 2018, respectively. The Group has adopted ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. As of December 31, 2018, the Group had net current assets and management believes that the Group’s available cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has controlling interest and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiary has controlling interests in a VIE, the Company considers whether the company or its subsidiary has the power to direct activities that most significantly impact the VIE’s economic performance, and the right to receive benefits from the VIE or the obligation right to absorb losses of the VIE that could be potentially significant to the VIE.

All significant transactions and balances among the Company, its subsidiaries and the Affiliated Entities have been eliminated upon consolidation.

To comply with PRC laws and regulations that restrict foreign equity ownership of companies that operate internet content, travel agency and air-ticketing services, the Company operates its website and engaged in such restricted services through Nanjing Tuniu and its subsidiaries. Nanjing Tuniu’s equity interests are held by Dunde Yu, the Company’s Chief Executive Officer, Haifeng Yan, the Company’s director, and several other PRC citizens. On September 17, 2008, Beijing Tuniu, one of the Company’s wholly owned subsidiaries, entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, Beijing Tuniu is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

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

In the years ended December 31, 2016, 2017 and 2018, the Company and its subsidiaries received service fees of RMB109,572, RMB138,054 and RMB197,853, respectively, from its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

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

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, the imposition of any of these penalties may cause the Group to lose the right to direct the activities of Nanjing Tuniu (through its equity interest in its subsidiaries) or the right to receive economic benefits from the Affiliated Entities. Therefore, a risk exists in that the Group would no longer be able to consolidate Nanjing Tuniu and its subsidiaries. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which will become effective on January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. As the 2019 PRC Foreign Investment Law is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 PRC Foreign Investment Law, the possibility can’t be ruled out that the VIE structure adopted by the Group may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether the Group's VIE structures would be treated as a method of foreign investment. If the Group's VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of the Group's businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, the Group would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect the Group's current corporate structure, corporate governance, business, financial conditions and results of operations.

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2018, the aggregate accumulated deficit of the Affiliated Entities was RMB3,764 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

The following assets, liabilities, revenues and loss of the Affiliated Entities were included in the consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	289,259	254,373	36,997
Restricted cash	90,854	261,559	38,042
Short-term investments	1,685,045	584,032	84,944
Accounts receivable, net	140,464	266,225	38,721
Intercompany receivables	1,595,225	499,276	72,617
Prepayments and other current assets	228,604	769,824	111,966
Yield enhancement products and accrued interest	21,337	—	—
Total current assets	4,050,788	2,635,289	383,287

Non-current assets
Long-term investments	501,227	1,022,453	148,710
Property and equipment, net	84,755	137,267	19,965
Intangible assets, net	95,550	85,388	12,419
Goodwill	137,074	137,074	19,937
Yield enhancement products over one year and accrued interest	170,505	—	—
Other non-current assets	27,258	66,335	9,648
Total non-current assets	1,016,369	1,448,517	210,679
Total assets	5,067,157	4,083,806	593,966

LIABILITIES
Current liabilities
Accounts and notes payable	629,707	1,251,543	182,029
Salary and welfare payable	157,440	82,254	11,963
Taxes payable	8,952	11,809	1,718
Advances from customers	1,145,306	998,041	145,159
Intercompany payable	4,966,577	5,141,083	747,740
Accrued expenses and other current liabilities	334,286	347,443	50,533
Amount due to the individual investors of yield enhancement products	177,971	—	—
Total current liabilities	7,420,239	7,832,173	1,139,142
Non-current liabilities	1,378,584	17,838	2,594
Total liabilities	8,798,823	7,850,011	1,141,736

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues	10,562,269	1,954,746	1,524,924	221,791
Net loss	(2,034,208)	(348,755)	(29,031)	(4,222)
Net cash (used in)/provided by operating activities	(972,677)	(232,926)	31,282	4,550
Net cash used in investing activities	(208,278)	(1,021,286)	(465,029)	(67,636)
Net cash provided by financing activities	995,740	1,303,661	569,565	82,840

Certain financial data of 2016 listed in the tables above have been recast as a result of the adoption of Accounting Standards Update (“ASU”) 2014-09 as further described in Note 2(s) “Revenue Recognition” and Note 2(af) “Recently Issued Accounting Pronouncements”.

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

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include fair value of short-term and long-term investments, recoverability of receivables, estimating useful lives of property and equipment and intangible assets, impairment for goodwill and long-lived assets, the purchase price allocation in relation to business combination, fair value of contingent considerations with respect to business combinations, losses due to committed tour reservations, the valuation allowance for deferred tax assets and the determination of uncertain tax positions.

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

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.8755 on December 31, 2018, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2018, or at any other rate.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, amounts due from and due to related parties, balance in relation to yield enhancement products, long-term investments in financial products, contingent consideration for acquisitions and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments except for certain investments which are carried at fair value at each balance sheet date. Certain short-term and long-term investments in financial products and securities classified within Level 2 are valued using directly or indirectly observable inputs in the market place. Certain long-term investments in financial products classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant Other Observable Inputs (Level 2)
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Short-term investments	3,084,634	562,794	81,855
Long-term investments	394,923	52,441	7,627

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(e) Fair Value Measurement - continued

	Fair Value Measurement Using Unobservable Inputs (Level 3)
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Short-term investments	—	255,237	37,123
Long-term investments	—	844,843	122,877
Contingent consideration for acquisitions - short term	26,925	25,692	3,756
Contingent consideration for acquisitions - long term	11,191	10,764	1,566

The roll forward of major Level 3 investments are as following:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Fair value of Level 3 investment at the beginning of the year	—	—	—
Addition	—	1,547,135	225,022
Decrease		(457,564)	(66,550)
The change in fair value of the investments	—	10,509	1,528
Fair value of Level 3 investment at the end of the year	—	1,100,080	160,000

The Company determined the fair value of its investments by using income approach with significant unobservable inputs of future cashflows and discount rate ranging from 6.0% to 9.0%.

The roll forward of contingent consideration for acquisitions is as below:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	39,344	38,116	5,544
Addition	—	10,382	1,509
Net change in fair value	5,572	(5,242)	(762)
Payment	(6,800)	(6,800)	(989)
Balance at the end of the year	38,116	36,456	5,302

Contingent consideration is valued using an expected cash flow method with unobservable inputs including the probability to achieve the operating and financial targets, which is assessed by the Group, in connection with the contingent consideration arrangements.

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

(h) Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which are due between three months and one year and stated at amortized cost; and (ii) equity securities and investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments for the years ended December 31, 2016, 2017 and 2018.

(i) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the corporate customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less an allowance for doubtful accounts. The Group reviews accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. The Group evaluates the collectability of accounts receivable considering many factors including reviewing accounts receivable balances, historical bad debt rates, payment patterns, counterparties’ credit worthiness and financial conditions, and industry trend analysis. The Group recognized allowance for doubtful accounts of RMB5,297, RMB13,332 and RMB3,299 for the years ended December 31, 2016, 2017 and 2018, respectively.

The following table summarized the details of the Group’s allowance for doubtful accounts:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at beginning of year	—	4,856	16,905	2,459
Addition	5,297	13,332	4,200	611
Reversal	—	—	(901)	(131)
Write-offs	(441)	(1,283)	—	—
Balance at end of period	4,856	16,905	20,204	2,939

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(j) Long-term investments

Long-term investments include equity investments, held-to-maturity investments and other long-term investments.

Equity investments

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

The Group adopted the ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”, effective from January 1, 2018. The Group elects a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, the Group measures these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment's cost over its fair value when the impairment is deemed other-than-temporary.

Held-to-maturity investments

The investments that the Group intends and is able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost, and interest income is recorded in the consolidated statements of comprehensive income. The Group monitors these investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Other long-term investments

Other long-term investments include financial products with maturities over one year and securities including perpetual bonds and preferred shares issued by companies, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

No event had occurred and indicated that other-than-temporary impairment existed and therefore the Group did not record any impairment charges for its investments for the years ended December 31, 2016, 2017 and 2018.

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

(l) Land use right, net

Land use right represents the payments for usage of land for office buildings, which is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over their respective lease period which is 49.

(m) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-used software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB8,516, RMB19,545 and RMB75,443 for the years ended December 31, 2016, 2017 and 2018, respectively. The amortization expense for capitalized software costs amounted to RMB3,768, RMB5,729 and RMB14,699 for the years ended December 31, 2016, 2017 and 2018, respectively. The unamortized amount of capitalized internal use software development costs was RMB91,684 as of December 31, 2018.

(n) Business combination

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

Subsequent to the initial measurement of acquisition, adjustments to the amount of contingent consideration are recognized as a gain or loss during the period of adjustments, and are reflected in other operating income.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(o) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 3 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, software, technology, non-compete agreements, travel licenses, insurance agency license and business cooperation agreement with JD.com Inc., which are amortized on a straight-line basis over their estimated useful lives of 3.5 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2016, 2017 and 2018.

(p) Goodwill

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

Management performed goodwill impairment test and no impairment loss was recognized for the years ended December 31, 2016, 2017 and 2018.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(q) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. No impairment of long-lived assets was recognized during the years ended December 31, 2016, 2017 and 2018.

(r) Advances from Customers

Advances from customers represent the amounts travellers pay in advance to purchase packaged tours or other travelling products. Among the cash proceeds from travellers, the amounts payable to tour operators are recorded as accounts payable and the remaining are recognized as revenues when revenue recognition criteria are met.

(s) Revenue Recognition

The Group’s revenue is primarily derived from sales of packaged tours and other service fees.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The Group adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. Refer to note 2(af) for the effects of the adoption of ASC 606 on the Group’s consolidated statements of comprehensive loss for the year ended December 31, 2016. There are no significant estimates in the Group’s revenue arrangements.

Packaged tours: Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Prior to January 2017, substantially all of the Group’s revenues from organized tours were recognized on a gross basis, which represented amounts charged to and received from travellers (who were the Group’s customers). The Group was the primary obligor in the organised tour arrangements and bore the risks and rewards, including the travellers’ acceptance of products and services delivered. Even though the Group did not generally assume the substantive inventory risk before travellers placed an order, the Group was the party retained by and paid by the travellers, and the Group was responsible to (and solely authorized to) refund travellers their payments in situations of customer disputes. Further, the Group independently selected travel service suppliers, and determined the prices charged to customers and paid to its travel suppliers.

Since the beginning of 2017, the Group has implemented certain changes in its arrangements with the tour operators. The Group’s role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. Under the current organized tour arrangements, the tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. As a result of the change of the Group’s role, starting from January 1, 2017, revenues from organized tours (except for those that the Group takes substantive inventory risks and the self-operated local tour operators in which the Group acts as a principal, as discussed below) are generally reported on net basis, representing the difference between what the Group receives from the travellers and the amounts due to the tour operators.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Revenue Recognition - continued

Under certain circumstances, the Group may enter into contractual commitments with suppliers to reserve tours, and is required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that the Group undertakes inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that the Group undertakes substantive inventory risk were RMB497, 918 and RMB241,181 for the years ended December 31, 2017 and 2018, which were recorded in revenues for packaged tours.

In 2018, the Group expanded self-operated local tour operators in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group's behalf, and hence sets up the price for the tour. Besides, the Group is primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606. Revenues from the self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB509,737 for the year ended December 31, 2018, which were recorded in revenues for packaged tours.

Under ASC 606, revenues from organized tours for which the Group was a principal for year 2016 were recognized over the period of the tours when control over the tour services was transferred to the customers over such period. Starting from January 1, 2017, under the current arrangements for the organized tours (except for the self-operated local tour operators in which the Group acts as a principal, as discussed above), for which the Group's role was changed into an agent, revenues are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

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

The Group commenced the financial business in 2015. Certain domestic financial assets exchanges (the "Exchange") and trust companies offered the yield enhancement products through the Group’s online platform and the Group charged these companies for the service fees which were recorded as other revenue upon the delivery of service. The service revenues were insignificant for the years ended December 31, 2016, 2017 and 2018.

Further, from 2016 in certain cases, the Group purchased yield enhancement products with maturities ranged from three months to two years from the Exchanges and trust companies and split these products into smaller amount yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to individual investors through the Group’s online platform. The split of the products were arranged by Exchanges. As of December 31, 2017, yield enhancement products purchased from the Exchanges and trust companies with maturities within one year and accrued interest with the balances of RMB31,337 were recorded in current assets, and balances with the maturities over one year of RMB170,505 were recorded in non-current assets. Interest revenues of RMB50,867 were recorded as other revenues for the year ended December 31, 2017. As of December 31, 2017, yield enhancement products held by the individual investors with maturities within one year of RMB177,971 were recorded in current liabilities. Interest costs of RMB34,499 were recorded as cost of revenue for the year ended December 31, 2017. In 2018, the Group terminated this financial service thus there were no related balances as of December 31, 2018. The interest revenues and costs were insignificant for the year ended December 31, 2018.

The Group also provided account receivables factoring service and cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the year ended December 31, 2018 was RMB117,537.

The Group provided online lending service in 2017 and fees charged in connection with this service was RMB220,701 for the year ended December 31, 2017. This service was terminated in late 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Revenue Recognition - continued

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. As of December 31, 2017 and 2018, liabilities recorded related to membership points and cash rewards were RMB2,142 and RMB1,395, respectively.

Business and related taxes, and value-added tax

The Group was mainly subject to business and related taxes on services provided in the PRC at applicable rates before May 1, 2016, which were deducted from revenues to arrive at net revenue. On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of value-added tax (“VAT”) was expanded to all industries in China. The Group’s business has been subject to VAT since that date, and the Group is permitted to offset input VAT (VAT that is paid in the acquisition of goods or services, and which is supported by valid VAT invoices received from vendors) against their VAT liability. VAT on the invoiced amount collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities. The Group is also subject to certain government surcharges on VAT payable in the PRC and these surcharges are recorded in cost of revenues.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(t) Cost of Revenues

Cost of revenues mainly consists of salaries and other compensation-related expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, interest expenses for yield enhancement products, and other service fee for financial service. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks, and for the self-operated local tour operators since 2018 and the organized tours prior to the beginning of 2017 in which the Group act as a principal, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Losses arising from the committed tour reservations in above mentioned arrangements where the Group secures availabilities of tours were recorded in “cost of revenues” in the consolidated statements of comprehensive loss, which were RMB45,494 for the year ended December 31, 2016. Commencing in 2017, since the Group changed its role from principal to agent in the organized tour arrangements and revenues were recognized on a net basis, losses arising from the committed tour reservations were recorded as deductions to revenues, which were RMB11,009 for the year ended December 31, 2017 and were insignificant for the year ended December 31, 2018.

(u) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expense and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB1,270,598, RMB302,987 and RMB222,073 for the years ended December 31, 2016, 2017 and 2018, respectively.

(v) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses to the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (see Note 2(m)).

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(w) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent liabilities. As of December 31, 2017 and 2018, deferred rent of RMB10,332 and RMB5,412 was recorded as current liabilities and RMB9,548 and RMB5,304 was recorded as non-current liabilities, respectively.

(x) Share-based Compensation

The Company applies ASC 718, “Compensation — Stock Compensation” to account for its share-based compensation program including share options and restricted shares. In accordance with the guidance, the Company determines whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. For options, the fair values are calculated using the binominal option pricing model. Share-based compensation expenses are recorded net of an estimated forfeiture rate over the service period using the straight-line method. The modifications of the terms or conditions of the shared-based award are treated as an exchange of the original award for a new award. The incremental compensation expense is equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For options already vested as of the modification date, the Company immediately recognized the incremental value as compensation expenses. For options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these options.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(x) Share-based Compensation - continued

In April 2014, the Company adopted the 2014 Share Incentive Plan, which contains no such exercisability clause. For details of the 2014 Share Incentive Plan, please refer to Note 17 of the consolidated financial statements.

The Group recognized share-based compensation expense of RMB92,419, RMB98,675 and RMB68,738 for the years ended December 31, 2016, 2017 and 2018, respectively, which was classified as follows:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	891	1,075	1,483	216
Research and product development	5,702	6,864	9,124	1,327
Sales and marketing	1,390	1,650	1,305	190
General and administrative	84,436	89,086	56,826	8,265
Total	92,419	98,675	68,738	9,998

(y) Income Taxes

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

Uncertain tax positions

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(z) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB256,801, RMB263,618 and RMB222,304 for the years ended December 31, 2016, 2017 and 2018, respectively.

(aa) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB21,098, RMB27,322 and RMB51,357 for the years ended December 31, 2016, 2017 and 2018, respectively.

(ab) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Accretion of the redeemable noncontrolling interests is deducted from the net income (loss) to arrive at net income (loss) attributable to the Company’s ordinary shareholders. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted shares and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive. Except for voting rights, Class A and Class B shares have all the same rights and therefore the Group has elected not to use the two-class method.

(ac) Comprehensive Income (Loss)

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ad) Treasury stock

On August 23, 2016, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million worth of its ADS over the next 12 months. On January 12, 2018, the Company’s board of directors authorized an additional share repurchase program under which the Company was authorized to repurchase up to US$100 million worth of the Company’s ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets. For the year ended December 31, 2018, the Group reissued 564,663 shares to employees upon their exercise of share options or vesting of restricted share units under the Group’s share compensation plans. The Company recognizes the difference in additional paid-in capital on the reissuance of the shares when reissuing treasury stock at an amount different from the average cost the Company paid to repurchase the treasury stock.

(ae) Segment Reporting

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

(af) Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). The Group adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. The new revenue standard has mainly changed the timing of revenue recognition. Under ASC 606, for 2016, instead of recognizing revenue at the end of the organized tours and self-guided tours in accordance with ASC 605, revenues from organized tours are now recognized over the period of the tours and revenues from self-guided tours are recognized on the departure day. In addition, the new revenue standard also changes the presentation of customer incentives. Under ASC 606, the estimated amount associated with the future obligation to customers is now recorded as a reduction of revenue instead of within sales and marketing expenses under incremental cost model in accordance ASC 605. Following the adoption of ASC 606, the revenue recognition for others services remained materially consistent with the historical practice. See Note 2(s) for details.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(af) Recently Issued Accounting Pronouncements - continued

The following table presents the full retrospective impact of the above-described changes upon adoption of ASC 606 on the Group’s consolidated statements of operations for the year ended December 31, 2016:

	For the Year Ended December 31, 2016
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

The following table presents the full retrospective impact of the above-described changes upon adoption of ASC 606 on the Group’s consolidated statements of cash flows for the year ended December 31, 2016:

	For the Year Ended December 31, 2016
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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(af) Recently Issued Accounting Pronouncements – continued

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of previous U.S. GAAP. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. Effective from January 1, 2018, the Group adopted the new guidance related to accounting for equity investments and financial liabilities under the fair value option. Upon adoption of the ASU 2016-01, the Group elected a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, the Group measured these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Before 2018, such investments were classified as cost method investments and were measured at cost, subject to impairment assessment. See Note 7 for details.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”(“ASU 2016-02”), which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheet. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. The ASU initially required a modified retrospective transition approach for existing leases, whereby the new leases standard will be applied to the earliest year presented. In July 2018, the FASB issued ASU 2018-11, which provides another transition method, the additional transition method, in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group will adopt this new guidance by using the additional transition method for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. The Group has inventoried its leases and continues to review its other contractual arrangements to identify any implied leases. The Group currently believes that there will be no material impact on operating results or cash flows, and that the most significant effects of adoption will be the recognition of new right-of-use assets and lease liabilities on the Group’s balance sheet for its various office facility operating leases. A cumulative-effect adjustment (the amount of which has not yet been determined) will be recognized to the opening balance of retained earnings in the period of adoption with prior period financial information not been adjusted.

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

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (“ASU 2016-15”), which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The ASU 2016-15 is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The adoption of this new guidance did not have a material impact on the consolidated financial statements for 2018.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2016-18”), which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017 and effective from January 1, 2018, the Group adopted the new guidance and retrospectively adjusted the prior periods presented in the consolidated statement of cash flows. The changes in restricted cash in the consolidated cash flows were RMB214,436 and RMB32,752 for the years ended December 31, 2016 and 2017, respectively, which were no longer presented within investing activities and were retrospectively included in the changes of cash, cash equivalents and restricted cash as required. As of December 31, 2018, total cash, cash equivalents, and restricted cash shown in the consolidated statement of cash flows include cash and cash equivalents of RMB560,356 and restricted cash of RMB270,670 within the consolidated balance sheets.

In January 2017, the FASB issued ASU 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. As of January 1, 2018, the Group prospectively adopted the ASU. Upon adoption, the standard impacts how the Group assess future acquisitions (or disposals) of assets or businesses. The adoption of this new guidance did not have a material impact on the consolidated financial statements for 2018.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(af) Recently Issued Accounting Pronouncements - continued

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

In May 2017, the FASB issued ASU 2017-09, “Compensation - Stock Compensation (Topic 718)” that provides additional guidance around which changes to a share-based payment award requires an entity to apply modification accounting. Specifically, an entity is to account for the effects of a modification, unless all of the following are satisfied: (1) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (3) the classification of the modified award as an equity instrument or as a liability instrument is the same as the classification of the original award immediately before the original award is modified. For public entities, the update is effective beginning after December 15, 2017. Early adoption is permitted. Effective from January 1, 2018, the Group adopted the new guidance, which did not have a material impact on the consolidated financial statements for 2018.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company does not expect a significant impact on its consolidated financial statements.

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

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on the corporate customers, travel agents and insurance companies and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2016, 2017 and 2018.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration - continued

(a) Credit and Concentration Risks - continued

The Group has purchased securities and financial products issued by banks, Alipay, companies and other financial institutions. The Group has set up a risk evaluation system on the issuers of credit quality, ultimate borrowers of asset management schemes, and conducts collectability assessment of the financial assets on timely basis. As of December 31, 2018, the Group believes the securities and financial assets are financially sound based on publicly available information and management’s assessment does not foresee substantial credit risk with respect to these securities and financial products.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Travel agencies

During the year ended December 31, 2018, the Group acquired 80% of equity interests of an online travel agency to expand Tuniu’s overseas business network and further enhance the Company’s competitive position. The total purchase price of RMB20,234 including cash consideration of RMB9,852 and an accrual in the amount of RMB10,382 representing the fair value of contingent consideration to be made based on the achievement of profit target over the next four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2018, the Group paid RMB9,852 cash consideration. The contingent consideration is due in increments annually over the next four years.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including cash acquired of RMB6.4million)	5,239
Technology	4,300	9.4years
Goodwill	11,770
Deferred tax liability	(1,075)
Total consideration	20,234

During the year ended December 31, 2016, the Group acquired 100% of equity interests of an offline travel agency to further expand the Group’s overseas tourism market and promote the Group’s destination service. The total purchase price of RMB28,077, including cash consideration of RMB16,507 and an accrual in the amount of RMB11,570 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2016, the Group paid RMB16,507 of the cash consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB680. During the year ended December 31, 2017, the Group paid RMB3,600 of the contingent cash consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB1,030. During the year ended December 31, 2018, the Group paid RMB3,600 of the contingent cash consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB730. As of December 31, 2018, the carrying value of total unpaid contingent consideration was RMB6,810, which is expected to be paid in increments annually over the next two years.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including cash acquired of RMB8.3 million)	12,907
Trade names	2,464	9.5years
Non-compete agreement	3,676	6 years
Goodwill	10,565
Deferred tax liability	(1,535)
Total consideration	28,077

During the year ended December 31, 2015, the Group acquired the 90%, 100%, 75.02% and 80% of equity interests in four offline travel agencies, respectively. The Group expanded its tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB115,498 included cash consideration of RMB100,163 and RMB15,335 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next three to four years. During the year ended December 31, 2016, the Group paid RMB7,973 of the cash consideration, and made an downward adjustment of the fair value of the contingent consideration by RMB1,905. During the year ended December 31, 2017, the Group paid RMB3,200 of the cash consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB4,542. During the year ended December 31, 2018, the Group paid RMB3,200 of the cash consideration, and made an downward adjustment of the fair value of the contingent consideration by RMB5,972. As of December 31, 2018, the total unpaid contingent consideration was RMB19,264, which is expected to be paid in increments annually over the next one to two years.

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

The Group measured the fair value of the trade names and travel licenses under the relief-from-royalty method. Under the methodology, fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the assets, royalty rates, discount rate and estimated asset lives. Customer relationships and technology were valued using the excess-earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible asset after deduction of cash flows attributable to other contributory assets to realize the projected earnings attributable to the intangible asset. Key assumptions included discounted cash flow analyses, for other contributory assets, discount rate, remaining useful life, income tax amortization benefit and customer attrition rates. The Group measured the fair value of non-compete agreements based on incremental discounted cash flow analyses computed with and without the non-compete terms as described in share purchase agreement and the probability that such competition exists. The Group measured the fair value of the software under the replacement cost method.

Pro forma results of operations for all of the acquisitions described above have not been presented because they are not material to the consolidated income statements, either individually or in aggregate.

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

The summary of the fair value of acquired intangible assets is as follows:

	Amount	Estimated useful lives
Exclusive operation right of leisure travel channel	405,406	5 years
Preferred partnership of hotel and air ticket reservation service	1,431	5 years
Internet traffic support	139,358	5 years
Marketing support	114,020	5 years
Total consideration	660,215

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	680,723	716,761	104,249
Interest income receivable	42,234	11,984	1,743
Prepayment for advertising expenses	7,950	9,536	1,387
Receivables in relation to factoring business	81,940	324,577	47,208
Loan receivables	34,284	454,953	66,170
Others	92,332	155,773	22,656
Total	939,463	1,673,584	243,413

Receivable in relation to factoring business and loan receivable are recorded in connection with the Group’s account receivable factoring service and cash lending service.

The Group recognized a provision for other current assets of RMB25,622 and RMB32,476 for the years ended December 31, 2016 and 2017, respectively, and had a net reversal of RMB731 for the year ended December 31, 2018.

The following table summarized the details of the Group’s provision for other current assets:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at beginning of year	—	25,622	30,632	4,455
Addition	25,622	32,476	6,009	874
Reversal	—	—	(6,740)	(980)
Transfer-out	—	(27,466)	—	—
Write-offs	—	—	—	—
Balance at end of period	25,622	30,632	29,901	4,349

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments consist of equity investments, held-to-maturity investments and other long-term investments.

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Equity investments – equity method	42,500	42,500	6,181
Equity investments – measurement alternative	—	165,253	24,035
Equity investments – cost method	47,568	—	—
Held-to-maturity investments	—	197,469	28,721
Other long-term investments	394,923	897,284	130,505
Total	484,991	1,302,506	189,442

Equity investments

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42.5 million for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment due to the significant influence the Group has over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. Operating results of Zhongshan were not material in any of the years ended December 31, 2016, 2017 and 2018.

With the adoption of ASU 2016-01, the Group elected a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. During the year ended December 31, 2018, the Group remeasured certain equity investments based on the information obtained from observable transactions and recognized gains of RMB12,581 including RMB8,700 for one equity investment, which was recognized on January 1, 2018, the adoption date of this ASU. In addition, the Group made several equity investments of this kind with the total cost of RMB106,368 and disposed one equity investment of RMB1,264 in 2018. The carrying value of these equity investments using measurement alternative was RMB165,253 as of December 31, 2018. Before 2018, cost method was used for these investments with carrying value of RMB47,568 as of December 31, 2017.

Held-to-maturity investments

During 2018, the Group made investments in several corporate bonds issued by listed public companies and time deposits with maturities over one year. The Group has intention and ability to hold these corporate bonds till maturity. The Group measured these held-to-maturity investments at amortized cost and the carrying value of such investments was RMB197,469 as of December 31, 2018.

Other long-term investments

The Group also made several investments in financial products with maturities over one year and securities including perpetual bonds and preferred shares issued by companies. The Group measured other these long-term investments at the fair value and the carrying value was RMB394,923 and RMB897,284 as of December 31, 2017 and 2018 respectively.

No impairment loss was recognized for long-term investments for the years ended December 31, 2016, 2017 and 2018.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	151,407	149,634	21,763
Leasehold improvements	87,750	106,871	15,544
Buildings	5,495	5,547	807
Furniture and fixtures	17,479	18,334	2,667
Vehicles	1,120	6,744	981
Software	51,911	127,354	18,523
Subtotal	315,162	414,484	60,285
Less: Accumulated depreciation	(177,854)	(241,030)	(35,056)
Property and equipment subject to depreciation	137,308	173,454	25,229
Construction in progress	10,970	13,906	2,021
Total	148,278	187,360	27,250

Depreciation expense for the years ended December 31, 2016, 2017 and 2018 was RMB66,510, RMB65,704 and RMB67,077, respectively.

9. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Travel license	30,590	30,956	4,502
Insurance agency license	11,711	11,711	1,703
Software	52,515	58,187	8,463
Technology	—	4,300	625
Trade names	41,634	41,634	6,055
Business Cooperation Agreements	660,215	660,215	96,025
Customer relationship	13,458	13,458	1,957
Non-compete agreements	6,399	6,399	931
Subtotal	816,522	826,860	120,261
Less: Accumulated amortization	(355,888)	(508,975)	(74,027)
Total	460,634	317,885	46,234

During 2015, the Group acquired an insurance agency for the total consideration of RMB58,720 to acquire the insurance agency license. The insurance agency was a dormant company and was not qualified as a business as it had no input or process to create output. The Group accounted for this transaction as an asset acquisition and the difference between the cash consideration and net assets of the insurance agency was recorded as an insurance agency license which is amortized over 20 years on a straight line basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Intangible assets, net - continued

Amortization expenses for intangible assets were RMB145,063, RMB150,092 and RMB153,087 for the years ended December 31, 2016, 2017 and 2018.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2019	149,449	21,737
2020	96,025	13,966
2021	14,310	2,081
2022	8,630	1,255
2023	6,652	967
Thereafter	42,819	6,228
Total	317,885	46,234

10. Land use right, net

Land use right, net, consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Land use right	—	101,007	14,691
Less: Accumulated amortization	—	(171)	(25)
Net book value	—	100,836	14,666

In December 2018, the Group obtained the certificate for a land use right and started to amortize over the remaining lease period. Amortization expense for land use right was RMB171 for the year ended December 31, 2018.

11. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	147,639	147,639	21,473
Increase in goodwill related to acquisitions during the year	—	11,770	1,712
Accumulated impairment loss	—	—	—
Balance at the end of year	147,639	159,409	23,185

12. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Prepayment for land use right (note 10)	101,007	—	—
Deposits	26,324	43,510	6,328
Loans receivables	20,694	31,501	4,582
Others	8,430	6,028	877
Balance at the end of year	156,455	81,039	11,787

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users	63,499	35,119	5,108
Payable for business acquisition	26,925	25,722	3,741
Accrued liabilities related to customers incentive program	2,142	1,395	203
Accrued professional service fees	9,878	8,028	1,168
Accrued advertising expenses	74,548	63,531	9,240
Deposits received from suppliers	70,212	90,853	13,214
Accrued operating expenses	54,834	32,391	4,711
Advanced payment from banks	18,748	15,567	2,264
Discounted bank acceptance notes	—	142,000	20,653
Short-term borrowings	—	49,312	7,172
Others	52,904	69,226	10,070
Total	373,690	533,144	77,544

Deposits from packaged-tour users represent cash paid to the Group as a deposit for overseas tours, and such amount is refundable upon completion of the tours.

Advanced payment from banks represent cash received by the Group for promotional and marketing campaigns. Banks participating in these campaigns would reimburse the Group for tours sold to their credit card holders at a specified discount. Such advanced payment is recognized as revenues when revenues from the related tour are recognized.

Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes, which are repayable within one year with interest ranging from 3.7% to 5.8%.

Short-term borrowings represent loans from banks, which are repayable within one year with interest ranging from 5.7% to 7.5%.

14. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2016, 2017 and 2018.

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

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

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

Nanjing Tuniu obtained in 2010 its HNTE certificate with a valid period of three years and successfully renewed such certificate in December 2013 and December 2016 for additional three years, respectively. Therefore, Nanjing Tuniu was eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu expects to obtain an updated HNTE in December 2019 certificate under which it will be eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Tuniu (Nanjing) Information Technology Co., Ltd also obtained HNTE certificate in 2017 and is eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Besides, Beijing Tuniu expects to obtain the HNTE certificate in 2019 under which it will be eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. Nanjing Tuniu entered into the first tax profitable year for the year ended December 31, 2014.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For Years Ended December 31,
	2016	2017	2018
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(23.2)	(17.3)	(50.9)
Permanent book – tax difference	1.0	(4.0)	19.4
Difference in EIT rates of certain subsidiaries	(2.0)	(5.8)	(0.1)
Effect of tax holiday	(0.7)	—	6.5
Total	0.1	(2.1)	(0.1)

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	—	—	12,877	1,873
Basic net loss per share effect	—	—	—	—
Diluted net loss per share effect	—	—	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Income Taxes - continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	13,828	4,468	650
Net operating loss carry forwards	1,164,433	1,180,159	171,647
Carryforwards of deductible advertising expenses	9,159	9,842	1,431
Allowance for doubtful accounts	11,452	12,957	1,885
Subtotal	1,198,872	1,207,426	175,613
Less: valuation allowance	(1,198,872)	(1,207,426)	(175,613)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(21,142)	(19,855)	(2,888)
Total non-current deferred tax assets, net	(21,142)	(19,855)	(2,888)

As of December 31, 2018, the Group had net operating loss carryforwards of RMB1,180,159 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2019 for the amount of RMB395,272 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2020 and 2023. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2017 and 2018, valuation allowances of RMB1,198,872 and RMB1,207,426 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	480,905	1,068,082	1,198,872	174,369
Additions	596,944	189,090	128,464	18,684
Written-off for expiration of net operating losses	(9,767)	(16,421)	(10,584)	(1,539)
Utilization of previously unrecognized tax losses and deductible advertising expenses	—	(41,879)	(109,326)	(15,901)
Balance at the end of the year	1,068,082	1,198,872	1,207,426	175,613

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Redeemable noncontrolling interests

In December 2016, the Group entered into an investment agreement with certain investors (“noncontrolling shareholders”) to establish a subsidiary. The noncontrolling shareholders contributed RMB90,000 and held 30% equity interest. Pursuant to the investment agreement, the noncontrolling shareholders have the option to request the Group to redeem their equity interests at an agreed price after three years of the investment. In April 2018, the Group agreed with one of the noncontrolling shareholders to purchase its 10% equity interest of the subsidiary at the cost of RMB30,000.

The Group recorded the noncontrolling interests as redeemable noncontrolling interests, outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480. The Group uses the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests. The accretion, which increases the carrying value of the redeemable noncontrolling interests, is recorded against additional paid-in capital.

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	—	90,072	96,719	14,067
Contribution from/(Repurchase of) redeemable noncontrolling interests	90,000	—	(30,000)	(4,363)
Net income attributable to redeemable noncontrolling interests	(34)	922	178	26
Accretion on redeemable noncontrolling interests	106	5,725	2,422	352
Balance as of December 31	90,072	96,719	69,319	10,082

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Ordinary Shares

On February 13, 2014, the Board has approved that all of the Company’s existing ordinary shares would be redesignated as Class B ordinary shares and all of the Company’s outstanding preferred shares would be redesignated or automatically converted into Class B ordinary shares immediately prior to the completion of the Company’s initial public offering (“IPO”). All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Share-based Compensation Expenses

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant share options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 11,500,000 ordinary shares. In December 2012, the Board of Directors approved an increase in the number of shares available for issuance under the plan to 18,375,140 ordinary shares. In April 2014 the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis. In December 2016, the Board of Directors approved an increase in the number of shares available for issuance under the 2014 Plan to 7,942,675 ordinary shares.

The share options and restricted shares granted under the 2008 plan initially have a contractual term of six years, and grants under the 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan generally vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2008 plan, incentive awards are only exercisable upon occurrence of certain defined exercisable events. The Group did not recognize any share-based compensation expense for the awards granted until the completion of the Company’s IPO on May 9, 2014 upon which the performance condition was satisfied. As of December 31, 2018, 20,507,371 options and 223,399 restricted shares were outstanding under the 2008 and 2014 plan.

Share-based compensation expense of RMB92,419, RMB98,675 and RMB68,738 were recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

Share options

The following table summarizes the Company’s option activities:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$’000

Outstanding at January 1, 2018	17,164,617	2.01	6.36	13,340
Granted	7,704,003	1.67
Exercised	(886,812)	0.75
Forfeited	(3,474,437)	2.54
Outstanding at December 31, 2018	20,507,371	1.81	6.77	6,879
Vested and expected to vest at December 31, 2018	19,619,273	1.81	6.68	6,856
Exercisable at December 31, 2018	10,496,642	1.74	4.72	6,615

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

On February 15, 2017, the Company extended the contract life of 2,435,709 share options granted under 2008 plan from six years to ten years. On March 1, 2018, the Company extended the contract life of 200,523 share options granted under 2008 plan from six years to ten years. The incremental compensation expense for the modifications were insignificant and were recognized immediately since the share options were fully vested.

The total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was RMB26,587, RMB103,082 and RMB11,026(US$1,604), respectively.

The weighted-average grant date fair value for options granted during the years ended December 31, 2016, 2017 and 2018 was US$1.47, US$2.66 and US$1.28, respectively, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2016, 2017, and 2018 was RMB67,727, RMB82,814 and RMB73,997(US$10,762), respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Share-based Compensation Expenses - continued

The grant date fair value of each option is calculated using a binomial option pricing model with the following assumptions:

	2016	2017	2018

Expected volatility	55.86%-57.49%	51.39%-52.4%	49.9%
Risk-free interest rate	1.85%-2.4%	2.21%-2.45%	2.97%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%	0%
Time to maturity (in years)	10	10	10
Expected forfeiture rate (post-vesting)	0-20%	0%-20%	0%-20%
Fair value of the common share on the date of option grant	US$2.68-2.97 RMB18.6-20.60	US$1.39-2.92 RMB9.05-18.98	US$1.24-1.35 RMB8.54-9.31

As of December 31, 2018, there was RMB86,902 in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 2.74 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2016, 2017 and 2018 were RMB1,777, RMB2,468 and RMB1,470(US$214), respectively.

The fair value of restricted shares with service conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of restricted shares	Weighted average grant date fair value

Outstanding as of January 1, 2018	104,779	3.82
Granted	210,000	2.23
Vested	(91,380)	3.28
Outstanding as of December 31, 2018	223,399	2.54
Vested and expected to vest at December 31, 2018	223,399	2.54

As of December 31, 2018, there was RMB3,778 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 2.69 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(2,407,194)	(767,304)	(185,512)	(26,981)
Accretion on redeemable noncontrolling interests	(106)	(5,725)	(2,422)	(352)
Numerator for basic and diluted net loss per share	(2,407,300)	(773,029)	(187,934)	(27,333)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	373,347,855	378,230,039	377,744,381	377,744,381
Loss per share-basic and diluted	(6.45)	(2.04)	(0.50)	(0.07)

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and unvested restricted shares with the number of 31,733,446, 17,269,396 and 8,316,843, for the years ended December 31, 2016, 2017 and 2018, respectively.

19. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB1,721 million, or 51.4% of the Group’s total consolidated net assets as of December 31, 2018.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Commitments and Contingencies

(a) Operating Lease Agreement

The Group leases its offices under non-cancelable operating lease agreements. Certain of these arrangements contain free or escalating rent clauses. The Group recognizes rental expense under such arrangements on a straight-line basis over the lease term. Rental expenses amounting to RMB86,830, RMB76,599 and RMB71,379 during the years ended December 31, 2016, 2017 and 2018, respectively, were charged to the consolidated statements of comprehensive loss when incurred.

As of December 31, 2018, future minimum commitments under non-cancelable agreements were as follows:

Years Ending December 31,	RMB	US$ (Note 2(d))
2019	101,947	14,828
2020	75,523	10,984
2021	33,952	4,938
2022	3,712	540
2023 and thereafter	2,124	309
Total	217,258	31,599

(b) Capital Commitments

As of December 31, 2018, capital commitments relating to leasehold improvement, purchase of equipment and construction of office building were approximately RMB15,079.

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

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. In 2016, the Group received a lawsuit for claim of RMB8.8 million due to the Group’s delay in payments for office rental and recorded the provision in accordance with ASC 450, Contingencies. During the year ended December 31, 2018, based on the result of Court’s final judgment that the Group’s loss was limited to RMB1.4 million, which was the deposit paid by the Group, the remaining provision of RMB7.4 million was reversed accordingly.

(d) Other commitments

Deposits or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB212 million and RMB242 million as of December 31, 2017 and 2018, respectively, which occupies the Group’s revolving credit facilities granted by banks with the total amount of RMB520 million as of December 31, 2018.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

21. Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Ctrip”)	one board director of the Group
JD.com, Inc. (“JD”)	one board director of the Group
HNA Tourism Holdings Group Co., Ltd. (“HNA”)	two board directors of the Group
Black Fish Group Ltd. (“Black Fish”)	founded by one of the former principal shareholders of the Group
Fullshare Holdings Limited (“Fullshare”)	a principal shareholder of the Group

On May 25, 2018, Fullshare completed the purchase of 4,104,137 Class A ordinary shares and 6,949,997 Class B ordinary shares from the Group’s previous principal shareholder Mr.Haifeng Yan. Since then, Haifeng Yan was no longer the Group’s principal shareholder and Black Fish founded by Mr. Haifeng Yan ceased to be the Group’s related party.

a)	Transactions with related parties:

Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with the Group’s initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15 million through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20 million through a private placement transaction in May 2015.

The Group sells packaged tours through Ctrip’s online platform and the commission fees to Ctrip were insignificant. Revenues from Ctrip consist of commission fees for the booking of hotel rooms and air tickets through the Group’s online platform, amounted of RMB54.8 million, RMB61.5 million and RMB161.7 million (US$23.5 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

On May 8, 2015, the Company issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD, for cash consideration of RMB1,528.2 million (US$250 million) and RMB660.2 million representing the fair value of business resource contributed by JD, which include the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application, JD's preferred partnership for hotel and air ticket reservation service, internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015.

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

HNA agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules, and the Group undertook to acquire no less than US$100 million products and services sourced from HNA over the next two years. The Group purchased RMB250.5 million, RMB394.7 million, RMB588.9 million (US$85.7 million) air tickets from HNA for the year ended December 31, 2016, 2017 and 2018, respectively.

During the year ended December 31, 2018, the Group provided account receivables factoring service to an affiliate of HNA Tourism amounting to RMB500 million (US$72.7 million) with a repayment term of 12 months.

During the year ended December 31, 2018, Fullshare made several prepayments to the Group for travelling products, which was RMB1.6 million (US$0.2 million) in 2018.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

21. Related party transactions and balances - continued

b)	Balances with related parties:

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Ctrip	16,128	11,091	1,613
Amounts due from JD	10,942	50,336	7,321
Amounts due from HNA	143,084	635,093	92,371
Amounts due from Black Fish	1,177	—	—
Total	171,331	696,520	101,305

Current:
Amounts due to Ctrip	86,923	73,229	10,650
Amounts due to JD	—	2,350	342
Amounts due to Fullshare	—	1,580	230
Total	86,923	77,159	11,222

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	293	250	36
Amounts due from subsidiaries and Affiliated Entities	7,035,131	7,116,514	1,035,054
Prepayments and other current assets	570	226	33
Total current assets	7,035,994	7,116,990	1,035,123

Intangible assets	343,583	211,540	30,767
Total assets	7,379,577	7,328,530	1,065,890

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	8,232	10,989	1,598
Total current liabilities	8,232	10,989	1,598
Non-current liabilities
Investment deficit in subsidiaries and Affiliated Entities	3,776,234	3,967,178	577,002
Total non-current liabilities	3,776,234	3,967,178	577,002
Total liabilities	3,784,466	3,978,167	578,600

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2017 and 2018; 388,918,015 shares (including 371,544,515 Class A shares and 17,373,500 Class B shares) and 389,331,544 shares (including 371,958,044 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2017 and 2018, respectively)	248	249	36
Less: Treasury stock	(185,419)	(304,535)	(44,293)
Additional paid-in capital	9,013,793	9,061,979	1,318,010
Accumulated other comprehensive income	272,386	284,079	41,318
Accumulated deficit	(5,505,897)	(5,691,409)	(827,781)
Total Tuniu Corporation shareholders’ equity	3,595,111	3,350,363	487,290
Total liabilities and equity	7,379,577	7,328,530	1,065,890

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(11,657)	(6,715)	(3,147)	(458)
Share of loss of subsidiaries and affiliated entities	(2,230,637)	(761,841)	(183,670)	(26,714)
Total operating expenses	(2,242,294)	(768,556)	(186,817)	(27,172)
Loss from operations	(2,242,294)	(768,556)	(186,817)	(27,172)
Other income/(expenses)
Interest income	1,418	6	—	—
Foreign exchange losses, net	(167,405)	(12)	—	—
Other income, net	1,087	1,258	1,305	191
Loss before income tax expense	(2,407,194)	(767,304)	(185,512)	(26,981)

Net loss	(2,407,194)	(767,304)	(185,512)	(26,981)
Accretion on redeemable noncontrolling interests	(106)	(5,725)	(2,422)	(352)
Net loss attributable to ordinary shareholders	(2,407,300)	(773,029)	(187,934)	(27,333)

Net loss	(2,407,194)	(767,304)	(185,512)	(26,981)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	233,900	(128,539)	11,693	1,701
Comprehensive loss	(2,173,294)	(895,843)	(173,819)	(25,280)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(d))
Cash (used in)/provided by operating activities	(661,029)	(5,507)	1,266	184
Cash (used in)/provided by investing activities	(3,972,014)	402,418	133,189	19,372
Cash provided by/(used in) financing activities	3,264,610	(98,805)	(134,485)	(19,560)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	281,764	(301,241)	(13)	(3)
Net decrease in cash, cash equivalents and restricted cash	(1,086,669)	(3,135)	(43)	(7)
Cash, cash equivalents and restricted cash at the beginning of year	1,090,097	3,428	293	43
Cash, cash equivalents and restricted cash at the end of year	3,428	293	250	36
Supplemental disclosure of non-cash investing and financing activities
Receivables related to exercise of stock option	(163)	(385)	(23)	(3)

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

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and Affiliated Entities. Such investments in subsidiaries and Affiliated Entities are presented as investment deficit in subsidiaries and Affiliated Entities and the loss of the subsidiaries and Affiliated Entities is presented as share of loss of subsidiaries and Affiliated Entities.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures to the consolidated financial statements contain information relating to the operations of the parent company and, as such, this schedule should be read in conjunction with the notes to the accompanying consolidated financial statements.

As of December 31, 2018, the parent company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.

