Form 20-F
period 2019-12-31
Tuniu Corp
filed 2020-05-22
CIK 1597095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Telephone: +(86 25) 6960-9988

Email: ir@tuniu.com

Tuniu Building No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.0001 per share)	TOUR	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

371,958,044 Class A ordinary shares (including 19,307,301 Class A ordinary shares, represented by 6,435,767 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2019.

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
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒ Yes ☐ No

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

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the noon buying rate in effect as of December 31, 2019.

Reliance on SEC Order Granting Conditional Exemptions Due to Circumstances Related to COVID-19

In accordance with an order issued by the Securities and Exchange Commission (the "SEC") on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, the “Order”), we filed a current report on Form 6-K on April 29, 2020 stating that we are relying on the Order to extend the due date for the filing our annual report on Form 20-F for the year ended December 31, 2019 until June 12, 2020. In order to contain the outbreak and spread of the coronavirus disease 2019 (the “COVID-19”), the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Furthermore, we adopted a series of measures, including temporary closing of our offices across the country and requesting all employees to work either remotely or at office premises in shifts for limited periods of time. These actions and measures resulted in reducing efficiency in terms of our preparation of the financial statements and this annual report on Form 20-F. In addition, restrictions on access to our facilities have resulted in delays in our preparation of the financial statements. Moreover, in connection with intensifying efforts to contain the spread of COVID-19, the Ministry of Culture and Tourism of the People's Republic of China has issued an notice on January 24, 2020 requiring travel agencies, including online travel agencies throughout the country to suspend the operation of organized tours and the provision of a combination of flight and hotel bookings, pursuant to which we are not able to sell packaged tours, which is a primary part of our business operation. In responding to it, we focused our temporarily limited workforce’s capacity facilitating our customers on cancellation, refunding or rescheduling of their purchased packaged tour products. This also in turn, delayed our schedule on timely completion of the financial statements and this annual report on Form 20-F.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	the expected growth of the online leisure travel market in China;

•	our expectations regarding demand for our products and services;

•	our expectations regarding our relationships with customers and travel suppliers;

•	our ability to offer competitive travel products and services;

•	our future business development, results of operations and financial condition;

•	competition in our industry in China;

•	relevant government policies and regulations relating to our corporate structure, business and industry;

•	the impact of the COVID-19 on our business operations, the travel industry and the economy of China and elsewhere generally;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

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

The following table presents selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss data for the three years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

We adopted ASC 606, “Revenue from Contracts with Customers”, effective on January 1, 2017 by applying the full retrospective method. For the years ended December 31, 2015 and 2016, we have recast certain of the following financial data as a result of the adoption of ASC 606, “Revenue from Contracts with Customers”. See Note 2(af) “Recently Issued Accounting Pronouncements” to our consolidated financial statements included in this Annual Report on Form 20-F for further information regarding these changes. In addition, since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. As a result of the change in business arrangements, revenues from the organized tours for 2017, 2018 and 2019 were generally recognized on a net basis except for those that we take substantive inventory risk and the self-operated local tour operator business in which we act as principal (see Note 2(s) “Revenue Recognition” to our consolidated financial statements included in this Annual Report on Form 20-F for further information). Under ASC 606, “Revenue from Contracts with Customers”, substantially all revenues from our organized tours for the years ended December 31, 2015 and 2016 continued to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016.

	For the Years Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Packaged tours	7,578,822	10,147,148	1,589,353	1,830,630	1,886,822	271,025
Others	127,804	401,100	602,747	409,519	394,165	56,618

Total revenues	7,706,626	10,548,248	2,192,100	2,240,149	2,280,987	327,643
Less: Business and related taxes	(35,526)	(17,307)	—	—	—	—

Net revenues	7,671,100	10,530,941	2,192,100	2,240,149	2,280,987	327,643
Cost of revenues	(7,309,062)	(9,891,736)	(1,024,206)	(1,065,022)	(1,200,012)	(172,371)

Gross profit	362,038	639,205	1,167,894	1,175,127	1,080,975	155,272

Operating expenses:
Research and product development	(298,199)	(601,402)	(541,126)	(315,222)	(303,561)	(43,604)
Sales and marketing	(1,149,512)	(1,900,397)	(894,148)	(778,126)	(923,273)	(132,620)
General and administrative	(385,442)	(658,790)	(637,795)	(487,372)	(749,404)	(107,645)
Other operating income	12,175	22,323	21,749	56,599	24,419	3,508

Loss from operations	(1,458,940)	(2,499,061)	(883,426)	(348,994)	(870,844)	(125,089)
Other income/(expenses):
Interest and investment income, net	76,516	87,305	130,250	152,929	156,862	22,532
Interest expense	—	—	—	(7,918)	(34,052)	(4,891)
Foreign exchange losses, net	(83,118)	(9,734)	(2,394)	(11,729)	(1,131)	(162)
Other (loss)/income, net	(1,334)	(2,553)	(121)	16,494	18,509	2,658

Loss before income tax expense	(1,466,876)	(2,424,043)	(755,691)	(199,218)	(730,656)	(104,952)
Income tax benefit/(expense)	589	1,711	(15,625)	(153)	(949)	(136)
Equity in income of affiliates	—	—	—	—	2,223	320

Net loss	(1,466,287)	(2,422,332)	(771,316)	(199,371)	(729,382)	(104,768)

Net loss attributable to noncontrolling interests	(3,006)	(15,104)	(4,934)	(14,037)	(35,797)	(5,142)
Net (loss)/income attributable to redeemable noncontrolling interests	—	(34)	922	178	980	141
Net loss attributable to Tuniu Corporation	(1,463,281)	(2,407,194)	(767,304)	(185,512)	(694,565)	(99,767)
Accretion on redeemable noncontrolling interests	—	(106)	(5,725)	(2,422)	(4,634)	(666)
Net loss attributable to ordinary shareholders	(1,463,281)	(2,407,300)	(773,029)	(187,934)	(699,199)	(100,433)

Net loss per ordinary share attributable to ordinary shareholders
Basic	(5.89)	(6.45)	(2.04)	(0.50)	(1.89)	(0.27)
Diluted	(5.89)	(6.45)	(2.04)	(0.50)	(1.89)	(0.27)
Net loss per ADS attributable to ordinary shareholders
Basic	(17.67)	(19.35)	(6.12)	(1.50)	(5.67)	(0.81)
Diluted	(17.67)	(19.35)	(6.12)	(1.50)	(5.67)	(0.81)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	248,362,837	373,347,855	378,230,039	377,744,381	369,472,880	369,472,880

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	2,101,217	1,085,236	484,101	560,356	295,463	42,441
Restricted cash	338,997	124,561	91,810	270,670	327,052	46,978
Short-term investments	1,226,415	3,603,497	3,084,634	859,211	1,305,386	187,507
Prepayments and other current assets	1,285,607	1,632,329	939,463	1,673,584	1,300,284	186,774
Long-term investments	—	58,764	484,991	1,302,506	1,305,612	187,539
Total assets	7,186,141	9,171,654	6,657,805	6,556,923	6,596,620	947,545
Accounts and notes payable	855,588	1,022,704	852,500	1,305,610	1,311,963	188,452
Advances from customers	1,138,009	1,806,493	1,210,615	1,058,946	1,113,879	159,999
Total liabilities	3,851,394	4,581,927	2,963,777	3,143,071	3,847,781	552,700
Redeemable noncontrolling interests	—	90,072	96,719	69,319	37,200	5,343
Ordinary shares	181	242	248	249	249	36
Total equity	3,334,747	4,499,655	3,597,309	3,344,533	2,711,639	389,502

	For the Years Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(514,735)	(2,239,444)	(418,649)	268,089	(120,461)	(17,303)
Net cash (used in)/provided by investing activities	(1,620,201)	(2,728,683)	615,554	153,992	(578,134)	(83,044)
Net cash provided by/(used in) financing activities	3,005,838	3,627,058	(784,766)	(145,212)	485,110	69,682

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Declines or disruptions in the leisure travel industry in China may materially and adversely affect our business and results of operations.

We are dependent on the leisure travel industry for substantially all of our revenues. The leisure travel industry is dependent on personal discretionary spending levels, which may be materially and adversely affected by economic downturns and recessions. Although the leisure travel industry in China has experienced rapid growth over the past decade, any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operations. See "—Risks Related to Doing Business in China— A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the leisure travel industry and our business, results of operations and financial condition."

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. For example, the travel industry was negatively impacted by the outbreak of Ebola hemorrhagic fever in West Africa beginning in March 2014, the disappearance of a Malaysia Airlines flight in March 2014 as well as the crashes of Malaysia Airlines and AirAsia flights in July and December 2014, respectively, the earthquake in Jiuzhaigou, China in August 2017, the volcanic eruption in Bali, Indonesia in November 2017, the boat capsizing accident in Phuket island, Thailand in July 2018, as well as the recent outbreak of COVID-19 pandemic, which all had a negative impact on our target customers. See "— Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak”. In addition, our overseas leisure travel business may be negatively affected by any adverse change in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrests, wars, imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the Nice terrorist attack in France, the coup in Turkey, the deployment of THAAD by South Korea in 2016, the political crisis in Maldives in 2018, and the protests in Hong Kong in 2019 and 2020, all of which negatively impacted short-term travel demand for the tours to the affected regions. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak

The recent outbreak of a novel strain of coronavirus, named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past a few months. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic.

The current COVID-19 pandemic has already materially and adversely affected many aspect of our business. Normal economic life throughout China was sharply curtailed. The travel industry was particularly hard hit. Major airlines have cancelled flights to and from China for an extended period of time, which we anticipate will further impact travel and tourism in China and across the world. Meanwhile, major governments across the world are implementing strict travel bans and are adopting different control measures to curb the spread of the disease. In connection with intensifying efforts to contain the spread of COVID-19, the Ministry of Culture and Tourism of the People's Republic of China issued an notice on January 24, 2020 requiring travel agencies, including online travel agencies throughout the country to suspend the operation of organized tours and the provision of a combination of flight and hotel bookings, pursuant to which we are not able to sell packaged tours, which is a primary part of our business operation. Furthermore, Chinese government has taken a number of other actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The spread or fear of spread of contagious disease, such as COVID-19 has caused a significant decline in the level of business and leisure travel in certain regions or as a whole, and a significant decrease in the demand for our products and services, resulting in customer cancellations and refund requests and reduced new orders relating to our services, which have materially and adversely affected our business, financial condition, results of operations and cash flows. Furthermore, the payment or repayment ability or decision of our business partners and borrowers may be negatively affected by the outbreak of COVID-19, which could increase uncertainties relating to our collection of receivables, and may result in additional allowance for doubtful accounts and impairment provision against our long-term assets if the impacts of the COVID-19 pandemic become other than temporary. Other effects included disruptions from temporary closure of our offices, quarantines of our employees and restrictions on our employees’ ability to travel. In addition, our business partners and travel suppliers, including overseas suppliers are also experiencing similar or more serious disruptions to their business operation, which have negatively affected our business operation, financial condition, results of operations and cash flows. We have been affirmatively facilitating our customers in their cancellations, rescheduling and refund requests and working with our travel suppliers to weather the difficult situations, for which we have incurred and may continue to incur significant costs and expenses. Furthermore, we have been taking other measures in response to the outbreak, including the adoption of modified operating hours, remote working arrangement and more stringent workplace sanitation measures, which have had negative impact on our business operation. While the duration of business interruption from this outbreak and related financial impact cannot be reasonably estimated at this time, we expect that our business operation, financial condition, results of operations and cash flows for the full fiscal year of 2020, especially its first two quarters, will be materially and adversely affected by the COVID-19 outbreak, including but not limited to the significant decline in revenue and significant operating cash outflow due to the incremental cost incurred in responses to travelers’ cancellations and refund requests. We currently expect to generate RMB114.2 million to RMB159.9 million of net revenues for the first quarter of 2020, which represents 65% to 75% decrease year-over-year. This forecast reflects our current and preliminary view on the industry and our operations, which is subject to change. We will continue to monitor and evaluate the financial impacts to our financial condition, results of operations, and cash flows for the first half of 2020 and subsequent periods.

While many of the restrictions on movement within China have been relaxed now, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration, severity, the reach of the COVID-19 outbreak globally, and the actions taken by authorities and other entities to contain the COVID-19 outbreak, among others, all of which are beyond our control.

We face risks related to natural disasters and health epidemics.

The leisure travel industry could be materially and adversely affected by natural disasters and health epidemics. See "— Declines or disruptions in the leisure travel industry in China may materially and adversely affect our business and results of operations." In addition, other aspects of our business activities could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Nanjing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and provide services. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our business operation, financial condition, results of operations and cash flows could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarter is located in Nanjing, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Nanjing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Nanjing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

We have incurred net losses historically and will likely continue to incur losses in the future as we grow our business. We had a net loss of RMB771.3 million, RMB199.4 million and RMB729.4 million (US$104.8 million) in 2017, 2018 and 2019, respectively. Our historical net losses were partially attributable to our spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and personnel related expenses. We expect that we will continue to incur expenses to further grow our business, which will affect our profitability and cash flow from operations in the future. Also, we recorded impairment provision against our long-term assets of RMB56.4 million (US$8.1 million) in 2019, and the outbreak of COVID-19 may result in additional allowance for doubtful accounts and impairment provision against our long-term assets if the impacts of COVID-19 Pandemic become other than temporary.

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

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers’ claims arising from or relating to travel-related accidents. As we enter into contracts with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of travel suppliers or other service providers, over which we have no or limited control. See also “—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.” We maintain insurance coverage for our liabilities as a travel company, and are indemnified by the insurance company/companies for the damages claimed by our customers. However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. For example, losses incurred due to the COVID-19 in most cases are not reimbursable. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customers’ misconduct during their travels, over which we have no or limited control. Such accidents and misconduct, even if not resulting from our or travel suppliers’ negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

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

In 2019, the number of orders placed through our mobile platform accounted for approximately 90% of total orders placed through our online platform and average daily unique visitors on our mobile platform accounted for over 75% of the average daily unique visitors on our online platform. In addition, our mobile platform serves as an important and integral part of our customers’ research on travel-related information. It is difficult to predict the problems we may encounter in developing the mobile applications for newly released mobile devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. We are dependent on the interoperability of providing our products and services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our products and services or give preferential treatment to competing products and services could adversely affect the usability of our products and services on mobile devices. In addition, we rely upon third-party mobile application stores for users to download our mobile applications. As such, the promotion, distribution and operation of our mobile applications are subject to app stores' standard terms and policies for app developers. As a result, we may fail to attract and retain a significant portion of the growing number of customers who search for and book travel products and services through mobile devices. We may also experience difficulties monetizing customer traffic to our mobile platform.

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

For peak seasons and for certain tours and destinations, we have made commitments with a number of travel suppliers to purchase packaged tours, hotel rooms and air tickets before selling them to our customers. We operate organized tours in which we take substantive inventory risk, and if this business increases, our inventory risk could also increase . If we are unable to accurately predict demand for the packaged tours, hotel rooms and air tickets that we are committed to purchase and which are nonrefundable, we would be responsible for bearing the cost of the travel products we are unable to sell, and our financial condition and results of operations would be adversely affected.

We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

We have experienced a period of growth and expansion, based on our recent increase in the number of local tour operators to strengthen our service capability. Such growth and expansion has placed, and will continue to place, significant strain on our management and resources. We cannot assure you that this level of significant growth and expansion will be sustainable or achieved at all in the future. We believe that our continued growth and expansion will depend on our ability to provide competitive travel products and services, attract new customers, continue developing travel products and services and innovative technologies in response to customer demand and preferences, increase brand awareness through marketing and promotional activities, expand into new market segments, and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above.

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

As part of our growth strategy, we intend to develop and offer new travel products and services to satisfy the evolving needs of our customers. In January 2016, we launched an open platform for air ticketing and hotel booking services. New bundles such as the “Air Ticket plus X” and “Hotel plus X” allow our new services to closely complement our core leisure travel services. We also launched bus ticketing and car rental channels in 2016, in order to provide leisure travellers with the most comprehensive solutions. We have limited experience and operating history in developing and operating these new services. These and other new products and services we may offer in the future present operating and marketing challenges that are different from those we currently encounter. In addition, the market for our new travel products and services may be highly competitive. If we fail to successfully develop and offer our new travel products and services in an increasingly competitive market, we may not be able to capture the growth opportunities associated with them or recover the development and marketing costs, and our future results of operations and growth strategies could be adversely affected.

We have limited experience in operating a finance business. Increased exposure to credit risks or significant deterioration in the asset quality of our finance business may have a material adverse effect on our business, results of operations and financial condition.

We started to offer financial services in China since 2015. We provide various financial services, including consumer financing, supply chain financing, factoring service, cash lending service and insurance products. Expansion in the finance sector involves new risks and challenges. For certain financial products, we have committed or will commit our own capital. Our lack of familiarity with the finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer.

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

Starting in 2016, we further strengthened our presence in the travel supply chain by introducing a number of self-operated local tour operators in major destinations such as Xiamen, Beijing, Changsha. We operate our domestic self-operated local tour operators primarily through Xiamen Suiwang International Travel Service Co., Ltd., a wholly owned subsidiary of us established in January 2016. Our self-operated local tour operators directly provide destination-based services to our organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. Similar to our travel suppliers, our self-operated local tour operators coordinate the tours based on pre-arranged itineraries and cover all components of the tours including transportations, accommodations, entertainments, meals and tour guide services. The tour guides directly serving our customers are either directly employed by us or working for us on a contract basis. By operating the self-operated local tour operators, we are able to exercise greater control over the quality of our trips and utilize years of data on travel preference to design more suitable products for consumers. As of March 31, 2020, we operate our own local tour operators in 31 domestic destinations and 6 international destinations.

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

In August 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which became effective in January 2019. The E-commerce Law strengthens the regulation on E-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the E-commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumer to opt out of search results targeting his or her personally characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sale of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain business license and other applicable licenses as required, and disclose information of such license at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc. Since the promulgation of the E-commerce Law, PRC government has promulgated implementation rules and opinions governing e-commerce industry, such as measures governing administration of payment institutions’ foreign exchange related services provided to e-commerce operators and consumers, as well as guiding opinions on data interconnection and sharing between enterprises of express delivery and e-commerce industries.

We have adopted the required measures to keep our current practice in line with the requirements under the E-Commerce Law and its implementation rules. However, the competent PRC government may promulgate further implementation rules under the E-Commerce Law and may deem our current measures not sufficient under the E-Commerce Law and its implementation rules. If we are required to adopt additional measures to comply with the E-Commerce Law and its implementation rules, our compliance cost would increase significantly, and our business and results of operations will be materially and adversely affected.

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

We are exposed to risks associated with online security, and in particular, the implementation of laws and regulations on data privacy in China.

We collect, store and process certain personal and other sensitive data from our customers. The massive data that we have processed and stored makes us or the third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. The secure transmission of confidential information over the Internet is essential in maintaining customer confidence in us. We conduct a significant portion of our transactions through our website. We utilize digital certificates to help us conduct secure communications and transactions. In addition, sensitive customer information, such as password and payment information, is stored with encryption, and our data servers are secured with firewalls. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us, expose us to legal claims, and adversely affect our operating results. In addition, our security measures may not be sufficient to prevent security breaches. Any systems failure or compromise of our security that results in the unauthorized access to or release of our customers’ data could significantly limit the delivery of our products and services, as well as harm our reputation and brand and, therefore, our business. We spend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our customer data may still likely to be misused by third-parties, which could expose us to legal and regulatory risks and seriously harm our business.

There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law stipulates that a network operator, including internet information service provider among others, must adopt technical measures and other necessary measures in accordance with the applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Although we take measures to comply with the Cyber Security Law and the applicable laws, regulations and standards, and we believe our current business operation is in line with the requirements under the Cyber Security Law and the applicable laws, regulations and standards, there can be no assurance that our measures will be effective and sufficient under the Cyber Security Law and the applicable laws, regulations and standards. If we were found by the regulatory authorities to have violated the Cyber Security Law and the applicable laws, regulations and standards, we would be subject to warnings, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, results of operations and financial condition would be materially adversely affected. In addition, the regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. For example, the Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of violation of laws and fines imposed by regulatory authorities, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

In December 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information services providers, publish the Internet information services providers standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet information services providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. In August 2019, Cyberspace Administration of China promulgated Provisions on Online Protection of Children's Personal Information, or the Children Personal Information Provisions, which came into effect in October 2019. The Children Personal Information Provisions impose higher requirements on network operators in terms of protection of children’s personal information, such as requiring network operators to adopt personal information protection rules and user agreements specifically for children’s personal information and appoint persons dedicated to be responsible for the protection of children’s personal information. In November 2019, Cyberspace Administration of China, together with other competent government authorities, published the Guidelines for Identifying Illegal Collection and Use of Personal Information via Apps, which describes 31 specific types of illegal collection or use of user’s personal information, divided into six categories. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Internet Privacy”. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and results of operations.

In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry associations or other organizations may propose new privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, damage our reputation, inhibit the use of our platform and harm our business.

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

We are subject to the Sarbanes-Oxley Act of 2002, or SOX. Section 404 of the SOX requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019. However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SOX. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

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

The outbreak of COVID-19 has had material adverse impacts on our cash flow for the first two quarters of 2020 with potential continuing impacts on subsequent periods. We have taken actions to manage our liquidity by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Based on our liquidity assessment, considering these actions taken,, we believe that our available cash, cash equivalents, and cash generated from future operations and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months subsequent to the filing of this annual report. We may require additional cash resources due to unanticipated business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have granted share options and restricted shares, and may grant share options and other share-based awards in the future, which may materially increase our net loss.

We adopted an incentive compensation plan in 2008, or the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted a separate incentive compensation plan in 2014, or the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.” As of March 31, 2020, there were options to acquire 3,729,768 Class A ordinary shares outstanding under the 2008 Plan, and options to acquire Class A 14,866,380 ordinary shares and 113,772 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

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

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are prohibited from owning more than 50% of the equity interest in any PRC entity conducting value-added telecommunications business, except for online data processing and transaction processing business (operational e-commerce), in which foreign investors are allowed to hold up to 100% of the equity interest. Moreover, any major foreign investor holding equity interest in a value-added telecommunication business in PRC must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology in July 2006, or the MIIT Circular, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested telecom enterprises and obtain business operating licenses for Internet content provision, or an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. Due to a lack of interpretation from the MIIT, it is unclear what impact the MIIT Circular will have on us or other PRC Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours. Nanjing Tuniu holds our ICP licenses, and owns all the domain names used in our value-added telecommunications business. Nanjing Tuniu is also the owner of all the registered trademarks used in our value-added telecommunications business and is the applicant of all the applications for trademark registration we have made.

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

If our ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated affiliated entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our financing activities, such as our private placements, to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the forced closure of our online platform” and “Item 4.C. Information on the Company—Organizational Structure.” The MOC published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 draft PRC Foreign Investment Law, according to which, variable interest entities that are controlled via contractual arrangements would be deemed as FIEs, if they are ultimately "controlled" by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law. In December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the 2019 PRC Foreign Investment Law. The 2019 PRC Foreign Investment Law and the Implementation Rules both became effective on January 1, 2020 and replaced major existing laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council. The 2019 PRC Foreign Investment Law and the Implementation Rules do not use the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor do they explicitly provide the VIE structure as a method of foreign investment. However, the 2019 PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Since the 2019 PRC Foreign Investment Law and the Implementation Rules are newly adopted and relevant government authorities may promulgate future laws, regulations or rules on the interpretation and implementation of the 2019 PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 draft PRC Foreign Investment Law may be reimposed, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether our VIE structures would be treated as a method of foreign investment. If our VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of our businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, we would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect our current corporate structure, corporate governance, business, financial conditions and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we are able to complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to respond to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

The 2019 PRC Foreign Investment Law requires foreign investors or applicable FIEs to report investment information to government authority. Pursuant to the Information Reporting Measures for Foreign Investment jointly promulgated by the MOC and the SAMR, which took effect in January 2020, a foreign investment information reporting system shall be established and foreign investors or FIEs shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments of the government. The foreign investors or FIEs shall report the investment information by submitting initial reports, change reports, deregistration reports and annual reports, etc. The PRC governmental authorities may promulgate rules to further clarify the detailed information reporting requirements on foreign investors and the applicable FIEs. In that case, our current corporate governance practices and business operations may need to be adjusted to comply with the information reporting requirements, which would significantly increase our compliance costs, and have a material and adverse effect on our current corporate structure, corporate governance, business, financial conditions and results of operations.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request them to transfer all of their equity interests in Nanjing Tuniu to a PRC entity or individual designated by us, to the extent permitted by PRC laws. We rely on Messrs. Dunde Yu, who is our founder, director and beneficial owner, Messrs. Haifeng Yan, who was our co-founder and is our director, Messrs. Tong Wang, Jiping Wang, Xin Wen and Yongquan Tan, who are our beneficial owners and Mr. Haifeng Wang, who is an employee of one of our shareholders, to abide by the PRC law. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Nanjing Tuniu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. China's GDP decreased by 6.8% year-over-year in the first quarter of 2020 amid the COVID-19 pandemic. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations. However, any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our financial condition and results of operations. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

 A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the leisure travel industry and our business, results of operations and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. China's GDP decreased by 6.8% year-over-year in the first quarter of 2020 amid the COVID-19 pandemic. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect the leisure travel industry and our business, results of operations and financial condition.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law and its Implementation Rules, that became effective on January 1, 2008 and was amended in February 2017, December 2018 and April 2019, respectively, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, or the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, which was issued in April 2009 and was amended in December 2017 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and our investors’ jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. It is also unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-PRC resident investors, the value of the investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises (“Bulletin 7”) promulgated by the SAT in February 2015, which has been further amended by Bulletin 37 issued by the SAT in October 2017 and amended in June 2018, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public stock market ) without a reasonable commercial purpose, the PRC tax authorities have the discretion to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, gains derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Bulletin 7, as amended, the transfer that meets all of the following conditions shall be directly deemed as having no reasonable commercial purposes: (i) more than 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company's revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

There is uncertainty as to the interpretation and application of Bulletin 7, as amended. If an Indirect Transfer occurs for us, we and our non-PRC resident investors may be at risk of being taxed under Bulletin 7, as amended, and we may be required to expend valuable resources to comply with Bulletin 7, as amended or to establish that we should not be taxed under Bulletin 7, as amended.

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

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and our consolidated affiliated entities.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries and PRC consolidated affiliated entities, including from the proceeds of our financing activities, such as our private placements, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds to fund our existing PRC subsidiaries and PRC consolidated affiliated entities only through loans or capital contributions or to establish new PRC subsidiaries or new PRC consolidated affiliated entities, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and consolidated affiliated entities is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund our PRC consolidated affiliated entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC subsidiary or PRC consolidated affiliated entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC subsidiary or PRC consolidated affiliated entity would depend on the relevant PRC entity’s net assets and the applicable statutory multiple at the time of calculation. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises are allowed to use its Renminbi capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In June 2016, SAFE promulgated Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which further stipulates that foreign-invested enterprises shall not use Renminbi fund converted from foreign exchange capital for providing loans to non-affiliated enterprises, except as otherwise expressly permitted under its business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., or Tuniu Nanjing Information Technology, include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu Nanjing Information Technology may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. If we convert the net proceeds we receive from our financing activities, such as our private placement into Renminbi pursuant to these Circulars, our use of Renminbi funds for general corporate purposes must be within the business scopes of our PRC subsidiaries.

 Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu in a manner that would materially and adversely affect Beijing Tuniu’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of Nanjing Tuniu to make payments to us may restrict our ability to satisfy our liquidity requirements.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiary.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tuniu (HK) Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries, if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated SAT Circular 9 on February 3, 2018, which became effective from April 2018 and replaced Circular 601 issued by SAT on October 27, 2009 and the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30 issued on June 29, 2012. Circular 9 stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors provided in Circular 9 and the actual circumstances of the specific case shall be taken into consideration. Specifically, Circular 9 expressly excludes an agent or a designated payee from being considered as a “beneficial owner.” As a result, although our PRC subsidiaries, Beijing Tuniu and Tuniu Nanjing Information Technology, are currently wholly owned by our Hong Kong subsidiary, Tuniu (HK) Limited, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty. If Tuniu (HK) Limited is not recognized as the beneficial owner of the dividends paid to it by Beijing Tuniu or Tuniu Nanjing Information Technology, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes or surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementation Rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the relevant tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2019 for another three years. Similarly, Tuniu Nanjing Information Technology and Beijing Tuniu also obtained their HNTE certificates in December 2017 and November 2018 respectively. Therefore, Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu were eligible to enjoy a preferential tax rate of 15% in 2019 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities. If Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu fail to maintain their HNTE qualifications or renew their qualifications when their current terms expire, they will lose the current preferential tax treatments and their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

The PRC government has adopted regulations governing Internet access and the distribution of information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these regulations may result in confiscation of income, fines, suspension of business, revocation of licenses to provide Internet content and other licenses, the closure of the concerned websites, which could materially and adversely affect our business, financial conditions and results of operations. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Information Security and Censorship.” We have a team dedicated to screening and monitoring content published on our online platform and removing prohibited content. However, we may have difficulty identifying and removing all illegal content displayed on or linked to our website, which could expose us to the penalties described above.

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

We lease real properties from third parties primarily for our office use in the PRC. Our leasehold interests in a number of these leased properties may be defective as a result of the lessors’ lack of proper title or right to lease. As a result, we cannot assure you that our leasehold interests will not be challenged. In addition, we have not registered the vast majority of our lease agreements with the relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not subject to any material actions, claims or investigations pending or threatened in writing by government authorities or third parties with respect to defects in our leased properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interests and may be ordered to vacate the affected premises, which could materially and adversely affect our business and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the relevant professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

The PCAOB’s inspections of other firms outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB’s inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the "Kennedy Bill").  If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the SOX to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. From the time our ADSs became listed on Nasdaq on May 9, 2014 through May 19, 2020, the trading price of our ADSs has ranged from US$24.99 to US$0.75 per ADS, and the last reported trading price on May 19, 2020 was US$0.78 per ADS. The prices of our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. The trading prices of our ADSs may also be affected by changes in the U.S. stock markets in general.  Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their initial public offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 11.4% of our outstanding ordinary shares as of March 31, 2020, representing 37.6% of our total voting power. As of March 31, 2020, our directors and officers beneficially own an aggregate of 72.4% of our outstanding shares representing 68.7% of our total voting power.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2020, we had 370,102,951 ordinary shares outstanding, comprising of (i) 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,373,500 Class B ordinary shares. Among these shares, 87,604,614 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2019, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a “passive foreign investment company,” or PFIC, for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Nanjing Tuniu and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019 , and we will likely be a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2020 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Our current operations are based in China. In addition, majority of our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs —You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The SOX, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the SOX relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

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

During the year ended December 31, 2015, we acquired 100%, 100%, 75.02% and 80% of controlling equity interests of four offline travel agencies, respectively. We gained access to the expanding Taiwan tourism market and improved the capability in the direct procurement of products with these acquisitions. The total purchase price was RMB115.5 million, which included cash consideration of RMB100.2 million and RMB15.3 million, the fair value of contingent cash consideration to be made based on the achievement of certain revenue and profit target over the next three to four years.

During the year ended December 31, 2016, we acquired 100% of controlling equity interests of one offline travel agency, to further expand our oversea tourism market and promote our destination service. The total purchase price was RMB28.1 million (US$4.0 million), which included cash consideration of RMB16.5 million (US$2.4 million) and RMB11.6 million (US$1.6 million), the fair value of contingent cash consideration to be made based on the achievement of certain revenue and profit target over the next four years.

During the year ended December 31, 2018, we acquired 80% of controlling equity interests of one offline travel agency, to further expand our overseas tourism market and promote our destination local tour operator service. The total purchase price was RMB20.2 million (US$2.9 million), which included cash consideration of RMB9.8 million (US$1.4 million) and RMB10.4 million (US$1.5 million), the fair value of contingent cash consideration, as at the acquisition date, to be made based on the achievement of net profit target over the next four years.

During the year ended December 31, 2019, we acquired 51% of controlling equity interest in an offline travel agency, and 63.51% of controlling equity interests in an online travel agency, to further expand our overseas tourism market and promote our destination local tour operator service. The total purchase price was RMB60.0 million (US$8.6 million), which included cash consideration of RMB52.6 million (US$7.6 million) and RMB7.3 million (US$1.1 million), being the fair value of contingent cash consideration, as at the acquisition date, based on the achievement of certain profit target, to be paid by us over the next four years.

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

Our principal executive offices are located at Tuniu Building No. 699-32 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, the People’s Republic of China. Our telephone number at this address is +86 (25) 8685-3969. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process and authorized representative in the United States in connection with each of the registration statement on Form S-8 (File No. 333-198111) and registration statement on Form F-6 (File No. 333-195515) is COGENCY GLOBAL INC., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at https://ir.tuniu.com/.

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

Packaged Tours

Packaged tours offered on our platform consist of organized tours and self-guided tours. Our core strength is in overseas leisure travel products and services, which contributed over 67%, 67% and 70% of our packaged tour gross bookings in 2017, 2018 and 2019, respectively.

Organized Tours: Organized tours offer the benefits of pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services. By booking an organized tour on our platform, our customers can achieve cost savings compared to booking each component separately and enjoy a pleasant and hassle-free travel experience.

Organized tours offered on our platform cover over nearly all of the popular tourist destinations among Chinese travellers, such as Europe, Japan, Thailand, Australia, New Zealand and the United States, as well as all of the popular tourist attractions in China.

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

We encourage our customers to share photos, stories and other travel-related information on our website. We have built a large and fast-growing collection of customer reviews and travel stories which we believe are attractive and useful to our current and prospective customers. As of December 31, 2019, we had approximately 8 million customer reviews and approximately 120,000 travel stories and destination guides on our website. The Travelogue forum on our website, which is organized based on destinations, provides our customers with an easy and intuitive way to access various topics of interest. Registered members can share their travel experiences and interact with other members by posting questions and receiving answers from fellow forum members. We have a comprehensive collection of descriptions and photos of different destinations. Our website also provides other useful travel-related information, such as weather forecasts, exchange rates, train schedules and subway maps to further enhance user experience.

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

Our Mobile Platform

Our Android- and Apple iOS-based mobile applications, such as Tuniu Travel, and the mobile version of our website, m.tuniu.com, allow customers to search for travel products and services and place orders on mobile devices. Our mobile platform also enables customers to track their order status and provides other location-based services to allow users to quickly locate a variety of nearby scenic spots. In 2019, the number of orders placed through our mobile platform accounted for approximately 90% of total orders placed through our online platform and average daily unique visitors on our mobile platform accounted for over 75% of the average daily unique visitors on our online platform.

Through Tuniu Travel, our customers can search for travel products and services and complete a booking within minutes. Tuniu Travel also serves as an important and integral part of customers’ research on travel-related information. Customers often use our in-house developed and user-generated travel guides and other user generated content, such as customer reviews, travel stories, tips and recommendations, on our Tuniu Travel to plan their travels. In addition, we offer discounted travel products that are exclusive to users of Tuniu Travel for limited periods to enhance our mobile user engagement and increase monetization . We have upgraded our mobile applications on a regular basis, adding new functions into it. We have had 1,460 millions of cumulative downloads for Tuniu Travel, our mobile application, by the end of 2019.

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

Offline nationwide service network. Our primary call center is located in our headquarter in Nanjing, and we have a regional call center in Suqian, Jiangsu province dedicated to customer service as well. Our call centers provide 24-hour-a-day, seven-day-a-week customer services before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them according to destinations to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure our customers receive quality services. In October 2013 and 2015, we obtained the Best Call Center Award in the CCM Awards that was jointly organized by Customer Care Management (CCM) World Group and CC-CMM Organization, and we were rewarded the Golden Tone Award from 51CallCenter in the years of 2014, 2015, 2016 and 2018, a call center and business process outsourcing industry group, for offering outstanding call center and customer service experiences. We were awarded the Best Call Center by CCCS for three consecutive years in 2017, 2018 and 2019.

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

Supply Chain Management

As of December 31, 2019, we had over 16,500 travel suppliers, which primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable these travel suppliers to extend their reach to potentially millions of Internet users in China and fulfill their needs for inventory management, attracts new quality travel suppliers and builds stronger ties with the existing travel suppliers. We have a product procurement team who is dedicated to developing and enhancing our relationships with existing and prospective travel suppliers.

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

Financial Services

We currently offer a range of financial services, which complement our core leisure travel business, mainly to both travellers and travel suppliers. Our financial services are designed to systematically support the overall development of the leisure travel market in China by funding customers’ travels and supporting suppliers’ growth. For travellers, we provide travel financing products enabling travellers to travel with an initial down payment, which has been particularly popular among the young generation of travellers who are more price-sensitive. In addition, we also offer insurance products to our customers. We used to provide yield enhancement products to individual investors, the provision of which has been terminated in 2018. For travel suppliers, we provide various types of loans and factoring service that optimize working capital for the selected suppliers, allowing them to provide high-quality travel products on a larger scale. We also provided account receivables factoring service and cash lending service to customers.

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

We believe that an advanced technology platform is vital to our growth and success.We obtained ISO 9001:2015 certification for our quality management system indicating our compliance with internationally recognized standards for quality control in 2018, with such certification being renewed in 2019 and expired in 2022.

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

Data Security

Our system servers are currently housed in Nanjing, and have secure and dedicated communication links among them. All data are backed up on an hourly basis. Our system servers utilize digital certificates to help us conduct secure communications and transactions. The performance of our system servers is monitored and maintained by an internal team that operates 24 hours a day, seven days a week. Customer sensitive information, such as password and payment information, is stored with encryption, and our data servers are secured with firewalls.

Dynamic Packaging System

Backed by our robust data analytics capabilities, we have established a dynamic packaging system that enables our users to customize their own travel packages tailored to individual travellers’ needs. This system is able to combine trip components from different suppliers to provide truly customized trips, automating and placing in the hands of our customers a function that was previously performed manually. It uses algorithms and past customer data to filter out unnatural choices and provide customers with relevant choices based on their ascertainable behavior. We believe this is one of the first systems of its type in China.

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

As part of our cross-marketing effort, we have agreements with financial institutions to recommend our products and services to their debit or credit card holders, and we allow these cardholders to settle their payments for travel products purchased from us using these cards with discounts. For instance, we cooperated with several major banks in China and launched co-branded credit cards, through which cardholders may book with us and are entitled to discounts, bonus points and certain other privileges.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2019, we had 109 registered computer software copyrights, 17 registered patent and 25 registered artwork copyrights in China, and were in the process of applying for 20 patents in China. In addition, as of December 31, 2019, we had 96 registered domain names that were material to our business, including tuniu.com, and 458 registered trademarks, including 途牛 (the Chinese characters of Tuniu), and , and in China.

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

Foreign Investment in Value-Added Telecommunications Services

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law, which will become effective on January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although VIE structure is not explicitly defined as a method of foreign investment, it remains to be further clarified and detailed on whether VIE Structure will be interpreted to fall under the scope of the “investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council”. Please also refer to “Item 3.D. Key Information—Risk Factors—Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.”

According to 2019 PRC Foreign Investment Law and the Implementation Rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list”means the special entry management measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields must comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2019 version), or the 2019 Negative List, and the Encouraged Industry Catalog for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalog, both were promulgated by the National Development and Reform Commission and the MOC and took effect in July 2019. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally regarded as restricted fields to foreign investment pursuant to the 2019 Negative List, and we conduct business operations in restricted fields through our variable interest entities.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council in December 2001 and amended in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, any major foreign investor holding equity interest in a value-added telecommunication business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOC or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are then Sino-foreign joint ventures engaging in the value-added telecommunication business. However, according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT in June 2015, foreign investors are allowed to hold up to 100% of the equity interest in the online data processing and transaction processing business (operational e-commerce) in China, while other requirements (such as the track record and experience requirement for a major foreign investor) provided by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises still apply. In addition, the Approval on Fully Promoting the Comprehensive Trial Work Plan of Opening-up Service Industry of Beijing issued by the State Council in January 2019, or the State Council Circular 16 lifted the prohibition of foreign investors’ equity ownership of entities registered in certain areas of Beijing that conduct certain types of value-added telecommunication businesses. The 2019 Negative List also allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in domestic multiparty communication, storage-and-forward and call center businesses. Since the 2019 Negative List was recently amended and no implementing rules with respect to the new policies on foreign investment in value-add telecommunications services have been promulgated, there exist significant uncertainties with respect to its interpretation and implementation by authorities.

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

In light of the aforesaid restrictions, we rely on Nanjing Tuniu, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangements, please refer to “—C. Organizational Structure.” To comply with these PRC regulations, we operate our website and value-added telecommunications services through Nanjing Tuniu. Nanjing Tuniu holds our ICP licenses and owns all the domain names used in our value-added telecommunications businesses. Nanjing Tuniu is also the owner of all the registered trademarks used in our value-added telecommunications businesses and is the applicant of all the registered trademark applications we are currently making.

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

On December 15, 2019, the Cyberspace Administration of China promulgated Provisions on Ecological Governance of Network Information Content, or the Network Ecological Governance Provisions, which took effect on March 1, 2020. The Network Ecological Governance Provisions provide the requirements for the content producers of the network information, the service platforms for the network information and the users of the network information. Among others, the Network Ecological Governance Provisions classify the network information into the “encouraged category”, the “prohibited category” and the “prevented and resisted category”. The content producers of network information are encouraged to produce, copy and publish network information in the encouraged category, prohibited from producing, copying or publishing network information in the prohibited category, and shall take measures to prevent and resist the production, reproduction and publication of undesirable information in the prevented and resisted category. In addition, the service platforms for the network information shall strengthen the management of information content, and upon discovery of any prohibited information or prevented and resisted information, shall immediately take measures in accordance with the laws, keep the relevant records, and report the same to the competent governmental authorities. A service platform for network information shall compile an annual report on the ecological governance of network information, which contains information such as the ecological governance of network information, the performance of the person in charge of ecological governance of network information and social evaluation.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets. As Nanjing Tuniu is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. Nanjing Tuniu has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations. Majority of the content posted on our online platform is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our platform and removing prohibited content. We believe that with these measures in place, no material violations have arisen out of the public dissemination of prohibited content through our online platform under PRC information security laws and regulations in the past. However, there is significant amount of content posted on our online platform by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant government authority. We believe these measures taken by us are generally in compliance with the relevant laws and regulations.

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

Pursuant to the Cyber Security Law, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify a specific natural persons. Such information includes but not limited to a natural person’s name, date of birth, ID number, biologically identified personal information, address and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with the persons whose data is collected; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, exceptions may apply if the information has been processed and cannot be recovered and thus it is impossible to match such information with any specific persons.

In August 2019, Cyberspace Administration of China promulgated Provisions on Online Protection of Children's Personal Information, or the Children Personal Information Provisions, which came into effect in October 2019. The Children Personal Information Provisions provides that network operators’ collection, storage, transfer, and disclosure of children’s personal information must follow the principles of legitimacy and necessity, awareness and consent, clear purpose, protection of security and legal use. Network operators shall clearly inform children’s guardian and obtain his consent when collecting, storing, using, transferring and disclosing children’s personal information. According to the Children Personal Information Provisions, network operators must adopt personal information protection rules and user agreements specifically for children’s personal information and appoint persons dedicated to be responsible for the protection of children’s personal information. In addition, network operators must strictly limit the access authorization to children's personal information within their staff members to the minimum. Furthermore, the access to children’s personal information by network operators’ staff must be subject to approval by the children personal information protection officer or the administrative personnel delegated by him, the access must be recorded, and technical measures must be adopted to prevent unauthorized duplication or download of children’s personal information.

In November 2019, Cyberspace Administration of China, together with the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR, published the Guidelines for Identifying Illegal Collection and Use of Personal Information via Apps, which describes six categories of prohibited behaviors on illegal collection or use of user’s personal information via Apps, and further broken down into 31 specific types, including (i) failure to publicly disclose rules of collecting and using personal information, (ii) failure to clearly express the purposes, means and scope of collecting and using personal information, (iii) collecting or using personal information without users’ consent, (iv) violating the principle of necessity and collecting personal information unrelated to services they provide, (v) providing personal information to others without the consent of the persons whose data is collected, and (vi) failure to provide functions of deleting or rectifying personal information as required by laws or failure to publicly disclose contact information for complaint or reporting.

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

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, which has been amended in January 2011. In June 2004, the PRC State Council promulgated the Decision of the PRC State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which has been amended in 2016 and 2019, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously, or an offender wanted by the public security authority.

In April 1987, the PRC State Council promulgated the Public Area Hygiene Administration Regulation, which has been most recently amended in April 2019, requiring hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which has been amended in February 2016 and December 2017, respectively, requiring, starting from May 1, 2011, hotel operators to establish hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety, which has been amended in February 2016 and December 2018, respectively, requiring any hotel that provides food to obtain a food service license.

The Fire Prevention Law, as most recently been amended by the SCNPC in October 2019, and the Provisions on Supervision and Inspection on Fire Prevention and Control, as amended by the Ministry of Public Security in July 2012, require that public gathering places such as hotels submit a fire prevention design plan in order to apply for completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business.

In January 2006, the PRC State Council promulgated the Regulations for Administration of Entertainment Places which has been amended in February 2016. Under the regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

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

Regulations on Travel Companies

The travel industry is subject to the supervision of the Ministry of Culture and Tourism, or the MCT, , formerly known as China National Tourism Administration, or the CNTA , and local culture and tourism administrations. The principal regulations governing travel companies in China include: (i) the Regulation on Travel Companies, or the Travel Company Regulations, issued by the PRC State Council in February 2009, and amended in February 2016, July 2016, and March 2017, which replaced the Administration of Travel Companies Regulations (1996), (ii) the Implementation Rules for the Regulation on Travel Companies (the “Travel Company Implementation Rules”), promulgated by the CNTA , the predecessor of MCT, in April 2009 and amended in December 2016, (iii) the Tourism Law issued by the Standing Committee of the National People’s Congress on April 25, 2013, and amended in November 2016 and October 2018, respectively, and (iv) Measures for the Administration of the Overseas Tours of Chinese Citizens, issued by the PRC State Council in May 2002, became effective as of July 2002 and was amended in March 2017. Under these regulations, a travel company must obtain a license from the MCT to conduct cross-border travel business and a license from the provincial-level culture and tourism administration to conduct domestic travel company business.

The Travel Company Regulations permit foreign investors to establish wholly foreign-owned travel companies, as well as joint ventures and cooperative travel companies. Foreign-owned travel companies are allowed to open branches nationwide, but are restricted from engaging in overseas travel business in China, unless otherwise determined by the PRC State Council, or provided under a bilateral free trade agreement between the country and China, or the closer economic partnership agreements between China, Hong Kong and Macau. However, according to regulations recently promulgated by the State Council and/or other authorities, qualified foreign-invested travel companies registered in certain areas of China are allowed to engage in overseas travel business, except in Taiwan area, for example, (i) on July 1, 2016, the PRC State Council issued the Decision of the State Council on Temporally Adjusting Relevant Provisions of Administrative Regulations, Documents of the State Council and Departmental Rules approved by the State Council in the Pilot Free Trade Zones, or Decision 41, pursuant to which qualified foreign-invested travel companies, registered in the Pilot Free Trade Zones of Shanghai, Guangdong, Tianjin and Fujian, may engage in overseas travel business, except in Taiwan area, (ii) the State Council Circular 16 promulgated in January 2019 allows foreign-invested travel companies, including Sino-foreign joint ventures and wholly foreign owned travel companies, registered in Beijing to engage in overseas travel business, except in Taiwan area, (iii) in August 2019, the PRC State Council issued Notice of the State Council on the Overall Plans for Six Newly Established Pilot Free Trade Zones, pursuant to which qualified foreign-invested travel companies, registered in the Pilot Free Trade Zones of Shandong and Heilongjiang provinces may engage in overseas travel business, except in Taiwan area, (iv) in August 2019, Shanghai Municipal People’s Government promulgated Several Measures of Shanghai Municipality for a New Round of Expanding the Opening up of the Service Sector, pursuant to which foreign-invested travel companies registered in Shanghai may engage in overseas travel business, except in Taiwan area, (v) in November 2019, MOC together with 17 other government authorities promulgated the Notice on Trial Implementation in China (Hainan) Pilot Free Trade Zone of the Policies Implemented in Other Pilot Free Trade Zones, pursuant to which qualified foreign-invested travel companies, registered in the Hainan Pilot Free Trade Zones may engage in overseas travel business, except in Taiwan area.

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

In addition, online transaction platform operators must also preserve all relevant online transaction data for at least two years from the date of the transaction. Operators of online transaction platform must obey the Consumer Protection Law, the Product Quality Law, the Anti-unfair Competition Law and other relevant laws and regulations. Furthermore, as required by Jiangsu Administration of Telecommunication, Nanjing Tuniu, our consolidated affiliated entity, has obtained a license of online data processing and transaction which will expire in March 2019. and has been extended to October 2022. Subject to any clarifications or interpretations that may be issued in future as to the Online Transaction Platform Operators Guidelines, we might need to adjust our operational or contracting practices.

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

Regulations on Advertising Business

The SAMR is the primary governmental authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

·	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress as most recently amended on October 26, 2018 and effective as of the same date;

·	Administrative Regulations for Advertising, promulgated by the PRC State Council on October 26, 1987 and effective since December 1, 1987.

·	Regulations on Internet Information Search Services, promulgated by the Cyberspace Administration of China on June 25, 2016 and effective on August 1, 2016 ; and

·	Interim Measures for Administration of Internet Advertising, promulgated by the SAIC on July 4, 2016 and effective on September 1, 2016.

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

Regulations on Small Credit Companies

Under the Guiding Opinions on the Pilot Operation of Small Credit Companies which was promulgated by the China Banking Regulatory Commission, or the CBRC which is now merged into the China Banking and Insurance Regulatory Commission, or CBIRC, and the People’s Bank of China, or PBOC, on May 4, 2008, or the Guiding Opinions on Small Credit Companies, a small credit company is a company which is specialized in operating a small credit business, established with investments from natural persons, legal-person enterprises or other social organizations, and does not accept any public deposits. Currently there is no regulatory authority at the national level with respect to the administration and supervision of small credit companies in the PRC. Pursuant to the Guiding Opinions on Small Credit Companies, if a provincial government determines a competent department (office of finance or relevant organizations) to be responsible for the supervision and administration of small credit companies and the regulation of risks associated with small credit companies, such provincial government may carry out the pilot operation of small credit companies within such province. The applicant is required to file an application with the competent department of the provincial government to apply for setting up a small credit company. Based on the Guiding Opinions on Small Credit Companies, many provincial governments, including that of Guangdong Province, where our small credit company is incorporated, promulgated local implementing rules on the administration of small credit companies. Our small credit company has obtained the approval issued by the competent authority to conduct small credit businesses through the internet.

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

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The State Intellectual Property Office, formerly the PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2019, we had 458 registered trademarks in different applicable trademark categories and were in the process of applying to register 59 trademarks in China.

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

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017 and effective on November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. In September 2002, the CNNIC issued the Implementation Rules for Domain Name Registration setting forth rules for registration of domain names, as amended in June 2009 and May 2012. CNNIC adopts the “first to file” principle with respect to the registration of domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services to further regulate the use of domain names in internet information services. As of December 31, 2019, we had 96 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the National People’s Congress in 1990, as amended in 2001 and 2010, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002, 2011 and 2013. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered 25 artwork copyrights in China.

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

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2019, we had 109 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the National People’s Congress in 1984, as amended in 1992, 2000 and 2008, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. As of December 31, 2019, we had 17 registered patent, and were in the process of applying to register 20 patents in China.

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

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with competent government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity are allowed to be opened in different provinces, which was prohibited previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which became effective in June 2015 and was most recently amended in December 2019. Under SAFE Circular 13, foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. We generally follow the regulations and apply to obtain the approval of or registration with SAFE and other relevant PRC government authorities or designated banks. However, we may not be able to obtain these registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our consolidated affiliated entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, under Circular 19, foreign-invested enterprises are continued to be prohibited from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary settlement of foreign exchange applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay intercompany loans (including advances by third parties). However, there are substantial uncertainties with respect to the interpretation and implementation of Circular 16 in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore financing activities to make additional capital contributions to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows foreign-invested enterprises of non-investment nature to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since Circular 28 was issued recently, there exist significant uncertainties with respect to its interpretation and implementation by authorities..

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the 2019 PRC Foreign Investment Law and its Implementation Rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement entered into on September 17, 2008 and supplemented on March 19, 2014, each of the shareholders of Nanjing Tuniu pledges all of such shareholder’s equity interests in Nanjing Tuniu to guarantee the performance of the obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agree that, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge became effective on the date when the equity interest pledge was registered with the relevant local administration for industry and commerce, and remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier. We have completed the registration of the equity interest pledge with Xuanwu Branch of Nanjing Administration for Market Regulation.

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

In 2017, 2018 and 2019, we received service fees of RMB138.1 million, RMB197.9 million and RMB30.4 million (US$4.4 million), respectively, from our consolidated affiliated entities, which were eliminated on consolidated financial statements.

D.	Property, Plant and Equipment

Our principal executive offices, consisting of our administrative center, sales and marketing division, technical services department, and call center, are located on leased premises in Jiangsu, Shanghai and Beijing comprising approximately 30,772 square meters. We lease these premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed. We believe that the facilities we currently lease for our executive offices are adequate to meet our administrative needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through the leasing of additional properties, to accommodate our strategic regional expansion plans of adding more offline retail stores in different parts of China.

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

Overview

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travellers on our platform. Our platform offers product portfolio consisting of organized tours, self-guided tours, and tickets for all popular domestic and overseas tourist attractions. Our core strength is in overseas leisure travel products and services, which contributed approximately 70% of packaged tour gross bookings on our platform in 2019. In 2019, the number of orders placed through our mobile platform accounted for over 90% of total orders placed through our online platform and average daily unique visitors to our mobile platform accounted for over 75% of the average daily unique visitors to our online platform.

We generated net revenues of RMB2,192.1 million, RMB2,240.1 million, RMB2,281.0 million (US$327.6 million) in 2017, 2018 and 2019, respectively. We recognized revenues from most of the organized tours for 2017, 2018 and 2019 on a net basis as a result of changes in our role in the organized tour arrangements since the beginning of 2017 (except for certain business arrangements that we takes substantive inventory risks and the self-operated local tour operators in which we act as a principal, for which revenue are recognized on gross basis for 2017, 2018 and 2019). We had a net loss of RMB771.3 million, RMB199.4 million, and RMB729.4 million (US$104.8 million) in 2017, 2018 and 2019, respectively. We generally collect payments from our customers upon contract confirmation before we pay travel suppliers. Our net cash used in operating activities was RMB418.6 million in 2017 , our net cash provided by operating activities was RMB268.1 million in 2018, and our net cash used in operating activities was RMB120.5 million (US$17.3 million) in 2019.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues were RMB1,024.2 million, RMB1,065.0 million, and RMB1,200.0 million (US$172.4 million) in 2017, 2018 and 2019, respectively. Our operating expenses were RMB2,051.3 million, RMB1,524.1 million and RMB1,951.8 million (US$280.4 million) in 2017, 2018 and 2019 respectively. The costs and expenses were affected by the level of spending associated with our business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. Our past results of operations should not be taken as indicative of our future performance. Our sales and marketing expenses were RMB894.1 million, RMB778.1 million, and RMB923.3 million (US$132.6 million) in 2017, 2018 and 2019, respectively. We aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

Impact of COVID-19 on Our Operations

Our business has been significantly impacted by the outbreak and spread of COVID-19 since January 2020. The current circumstances are dynamic and the impact of COVID-19 on our business operations cannot be reasonably estimated at this time, and we expect that our financial condition, results of operations, and cash flows have been materially and adversely affected for the first two quarters of 2020 with potential impacts on subsequent periods. In particular, our revenues for the first half of 2020 will significantly decline due to the travel restriction. We will also incur incremental cost in responses to travelers’ cancellations and refund requests, resulting in significant operating cash outflow. In addition, we may experience difficulty in collection of receivables, which may result in additional allowance for doubtful accounts and impairment provision against our long-term assets if the impacts of the COVID-19 pandemic become other than temporary. Currently, for the first quarter of 2020, we expect to generate RMB114.2 million to RMB159.9 million of net revenues, which represents 65% to 75% decrease year-over-year. This forecast reflects our current and preliminary view on the industry and our operations, which is subject to change. We will continue to monitor and evaluate the financial impacts to our financial condition, results of operations, and cash flows for the first half of 2020 and subsequent periods.

Selected Income Statement Items

Revenues

We generate revenues primarily from sales of packaged tours, which consist of organized tours and self-guided tours. The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented. We adopted ASC 606, “Revenue from Contracts with Customers”, effective on January 1, 2017.

	For the Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Packaged tours	1,589,353	72.5	1,830,630	81.7	1,886,822	271,025	82.7
Others	602,747	27.5	409,519	18.3	394,165	56,618	17.3

Net revenues	2,192,100	100.0	2,240,149	100.0	2,280,987	327,643	100.0

Packaged tours. Packaged tours, which consist of organized tours and self-guided tours, have grown rapidly in the past three years. In 2017, 2018 and 2019, revenues from sales of packaged-tours were RMB1,589.4 million, RMB1,830.6 million and RMB1,886.8 million (US$271.0 million), respectively. Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travelers. As a result of the change in business arrangements, revenue from the organized tours for 2017, 2018 and 2019 was generally recognized on a net basis except for those that we take substantive inventory risk and our self-operated local tour operators in which we act as a principal (see Note 2(s) “Revenue Recognition” to our consolidated financial statements included in this Annual Report on Form 20-F for further information). Among the organized tours, revenues for arrangements that we undertake substantive inventory risk were RMB497.9 million, RMB241.2 million and RMB166.2 million (US$23.9 million), respectively, and revenues for the self-operated local tour operator business were nil, RMB509.7 million and RMB724.2 million (US$104.0 million) for the years ended December 31, 2017, 2018 and 2019, respectively. In addition, under ASC 606, “Revenue from Contracts with Customers”, revenues from packaged tours for 2017, 2018 and 2019 were recognized when the tours depart, except for revenues from the self-operated local tour operator business in which we act as principal, which were recognized over time during the period of packaged tours. Our revenues from packaged tours increased by 15.2% from RMB1,589.4 million in 2017 to RMB1,830.6 million in 2018, and further increased by 3.1% to RMB1,886.8 million (US$271.0 million) in 2019.

Others. Other revenues were RMB602.7 million, RMB409.5 million and RMB394.2 million (US$56.6 million) in 2017, 2018 and 2019, respectively. Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, fees for service that we provide for accommodation and transportation, and (iv) service fees for financial services and interest income for yield enhancement products.

Cost of Revenues

Our cost of revenues accounted for 46.7%, 47.5% and 52.6% as percentages of our net revenues in 2017, 2018 and 2019, respectively.

As revenues from packaged tours are mainly recognized on net basis in 2017, 2018 and 2019 (except for certain business arrangements that we takes substantive inventory risks and the self-operated local tour operator business in which we act as a principal, for which revenue are recognized on gross basis), the amounts we pay to travel suppliers for packaged tours are mainly recorded as a reduction to revenues, rather than cost of revenues, and hence have impact on our cost of revenues.

Our cost of revenues mainly consists of salaries and other compensation-related expenses related to our tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to our principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, interest expenses for yield enhancement products, and other service fee for financial service. For the arrangements where we secure availabilities of tours and bear substantive inventory risks, and for the self-operated local tour operator business since 2018, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Losses arising from the committed tour reservations were recorded as deductions to revenues, which were RMB11,009 for the year ended December 31, 2017, and were insignificant for the years ended December 31, 2018 and 2019, respectively.

Operating Expenses

Our operating expenses were RMB2,051.3 million, RMB1,524.1 million and RMB1,951.8 million(US$280.4 million) in 2017, 2018 and 2019, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Research and product development	(541,126)	(24.7)	(315,222)	(14.1)	(303,561)	(43,604)	(13.3)
Sales and marketing	(894,148)	(40.8)	(778,126)	(34.7)	(923,273)	(132,620)	(40.5)
General and administrative	(637,795)	(29.1)	(487,372)	(21.8)	(749,404)	(107,645)	(32.9)
Other operating income	21,749	1.0	56,599	2.5	24,419	3,508	1.1

Total operating expenses	(2,051,320)	(93.6)	(1,524,121)	(68.1)	(1,951,819)	(280,361)	(85.6)

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses were RMB541.1 million, RMB315.2 million and RMB303.6 million (US$43.6 million) in 2017, 2018 and 2019, respectively.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses were RMB894.1 million, RMB778.1 million and RMB923.3 million (US$132.6 million) in 2017, 2018 and 2019, respectively.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation, bad debt and other expenses related to our administrative function. General and administrative expenses were RMB637.8 million, RMB487.4 million and RMB749.4 million (US$107.6 million) in 2017, 2018 and 2019, respectively.

Other operating income. Other operating income relates primarily to government subsidies and tax refund that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 1.0%, 2.5% and 1.1% of our net revenues in 2017, 2018 and 2019, respectively.

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

Nanjing Tuniu was qualified for an HNTE since 2010 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2019, Nanjing Tuniu obtained a new HNTE certificate, which will expire in 2021. Therefore, Nanjing Tuniu was eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Tuniu Nanjing Information Technology also obtained HNTE certificate in 2017 and is eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Besides, Beijing Tuniu obtained the HNTE certificate as well in 2018 under which it is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

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

Pursuant to the applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay value-added tax, or VAT at the rate of 6% on the revenues generated from providing such services. Entities engaging in the travel business can deduct certain approved costs from their revenues in calculating VAT. However, if the services provided are related to technology development and transfer, such entities may be exempted from VAT and related taxes arising from such services subject to approval by the relevant tax authorities. In our consolidated financial statements included elsewhere in this annual report, VAT is deducted from gross revenues to arrive at net revenues.

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

 On May 6, 2016, the SAT issued the Administrative Measures for Value Added Tax Exemption on Cross-border Taxable Activities under the Program for the Collection of Value Added-Tax Instead of Business Tax, which was most recently amended on June 15, 2018, or Circular 29, pursuant to which the tourism services provided overseas are exempted from VAT.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Packaged tours	1,589,353	72.5	1,830,630	81.7	1,886,822	271,025	82.7
Others	602,747	27.5	409,519	18.3	394,165	56,618	17.3

Net revenues	2,192,100	100.0	2,240,149	100.0	2,280,987	327,643	100.0

Cost of revenues	(1,024,206)	(46.7)	(1,065,022)	(47.5)	(1,200,012)	(172,371)	(52.6)

Gross profit	1,167,894	53.3	1,175,127	52.5	1,080,975	155,272	47.4
Operating expenses:
Research and product development	(541,126)	(24.7)	(315,222)	(14.1)	(303,561)	(43,604)	(13.3)
Sales and marketing	(894,148)	(40.8)	(778,126)	(34.7)	(923,273)	(132,620)	(40.5)
General and administrative	(637,795)	(29.1)	(487,372)	(21.8)	(749,404)	(107,645)	(32.9)
Other operating income	21,749	1.0	56,599	2.5	24,419	3,508	1.1

Loss from operations	(883,426)	(40.3)	(348,994)	(15.6)	(870,844)	(125,089)	(38.2)
Other income/(expenses):
Interest and investment income	130,250	5.9	152,929	6.8	156,862	22,532	6.9
Interest expense	—	—	(7,918)	(0.4)	(34,052)	(4,891)	(1.5)
Foreign exchange losses, net	(2,394)	(0.1)	(11,729)	(0.5)	(1,131)	(162)	(0.0)
Other (loss)/income, net	(121)	(0.0)	16,494	0.7	18,509	2,658	0.8

Loss before income tax expense	(755,691)	(34.5)	(199,218)	(8.9)	(730,656)	(104,952)	(32.0)
Income tax expense	(15,625)	(0.7)	(153)	(0.0)	(949)	(136)	(0.0)
Equity in income of affiliates	—	—	—	—	2,223	320	0.1

Net loss	(771,316)	(35.2)	(199,371)	(8.9)	(729,382)	(104,768)	(32.0)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues. Net revenues were RMB2,240.1 million and RMB2,281.0 million (US$327.6 million) in 2018 and 2019, respectively.

•	Revenues from packaged tours. Revenues from packaged tours increased by 3.1% from RMB1,830.6 million in 2018 to RMB1,886.8 million (US$271.0 million) in 2019 primarily due to the growth in revenue from our organized tours, which was primarily driven by the growth in revenue from our self-operated local tour operator business.

•	Other revenues. Other revenues decreased by 3.7% from RMB409.5 million in 2018 to RMB394.2 million (US$56.6 million) in 2019, primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of Revenues. Our cost of revenues increased by 12.7% from RMB1,065.0 million in 2018 to RMB1,200.0 million (US$172.4 million) in 2019. As a percentage of net revenues, cost of revenues was 52.6% in 2019 compared to 47.5% in 2018.

Operating Expenses. Operating expenses increased by 28.1% from RMB1,524.1 million in 2018 to RMB2.0 billion (US$280.4 million) in 2019, due to the increases in s sales and marketing expenses and general and administrative expenses, and the decrease in other operating income, which was offset by the decrease in research and development expenses

•	Research and product development. Research and product development expenses decreased by 3.7% from RMB315.2 million in 2018 to RMB303.6 million (US$43.6 million) in 2019, primarily due to the increase in efficiency resulting from the increased level of automation applied in research and product development activities, and optimization of research and product development personnel..

•	Sales and marketing. Sales and marketing expenses increased by 18.7% from RMB778.1 million in 2018 to RMB923.3 million (US$132.6 million) in 2019. The increase was primarily due to the increase in sales and marketing personnel and offline retail stores related expenses, as well as the impairment of acquired intangible assets.

•	General and administrative. General and administrative expenses increased by 53.8% from RMB487.4 million in 2018 to RMB749.4 million (US$107.6 million) in 2019, primarily due to the increase in some one-time impairment charges and general and administrative personnel related expenses.

•	Other operating income. Other operating income decreased from RMB56.6 million in 2018 to RMB24.4 million (US$3.5 million) in 2019.

Net Loss. As a result of the foregoing, net loss increased from RMB199.4 million in 2018 to RMB729.4 million (US$104.8 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. Net revenues were RMB2,192.1 million and RMB2,240.1 million in 2017 and 2018, respectively.

•	Revenues from packaged tours. Revenues from packaged tours increased by 15.2% from RMB1,589.4 million in 2017 to RMB1,830.6 million in 2018 primarily due to the growth of organized tours.

•	Other revenues. Other revenues decreased by 32.1% from RMB602.7 million in 2017 to RMB409.5 million in 2018, primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of Revenues. Our cost of revenues increased by 4.0% from RMB1,024.2 million in 2017 to RMB1,065.0 million in 2018. As a percentage of net revenues, cost of revenues was 47.5% in 2018 compared to 46.7% in 2017.

Operating Expenses. Operating expenses decreased by 25.7% from RMB2,051.3 million in 2017 to RMB1,524.1 million in 2018, due to decreases in sales and marketing expenses, research and product development expenses and general and administrative expenses, and the increase in other operating income.

•	Research and product development. Research and product development expenses decreased by 41.7% from RMB541.1 million in 2017 to RMB315.2 million in 2018, primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel.

•	Sales and marketing. Sales and marketing expenses decreased by 13% from RMB894.1 million in 2017 to RMB778.1 million in 2018. The decrease was primarily due to the optimization of promotional expense structure and preference for marketing channels with higher ROI.

•	General and administrative. General and administrative expenses decreased by 23.6% from RMB637.8 million in 2017 to RMB487.4 million in 2018, primarily due to increase in operating efficiency resulting from economies of scale and refined management.

•	Other operating income. Other operating income increased from RMB21.7 million in 2017 to RMB56.6 million in 2018.

Net Loss. As a result of the foregoing, net loss decreased from RMB771.3 million in 2017 to RMB199.4 million in 2018.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and Renminbi has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.9618 per U.S. dollar as of December 31, 2019. For the year ended December 31, 2019, we recorded RMB9.7 million (US$1.4 million) of net foreign currency translation income in accumulated other comprehensive income as a component of shareholders’ equity. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.   See also “Item 3.D. Key Information—Risk Factors—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Intangible assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Our intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We recorded an impairment charge of nil, nil and RMB32.0 million (US$4.6 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Held-to-maturity investments

The investments that we intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost, and interest income is recorded in the consolidated statements of comprehensive income. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. In 2019, we disposed one of these corporate bonds and classified the remaining corporate bonds as other long-term investments, which are subsequently measured at fair value as the intention of holding to maturity was no longer existing. As of December 31, 2019, the carrying value of our investments in time deposit was RMB10.5 million (US$1.5 million)

Other long-term investments

Other long-term investments include financial products with maturities over one year and investments in securities including corporate bonds, perpetual bonds and preferred shares issued by third party companies, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

No event had occurred and indicated that an other-than-temporary impairment existed and therefore we did not record any impairment losses for our long-term investments for the years ended December 31, 2017, 2018 and 2019.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

We early adopted ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Management performed annual goodwill impairment test and no impairment loss was recognized for the years ended December 31, 2017 and 2018.

As of December 31, 2019, we performed qualitative assessment and determined it was necessary to perform a step 1 goodwill impairment test. Discounted cash flow analysis was used to estimate the fair value of the reporting unit with certain key assumptions including future revenue growth rate, gross margin, working capital level, capital expenditure, the terminal value of the reporting unit and the discount rate. Based on the result of the test, the fair value of the reporting unit was higher than its carrying value as at December 31, 2019 and therefore, no impairment loss was recognized for the year ended December 31, 2019.

Revenue Recognition

We generate revenues primarily from sales of packaged tours and other service fees.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. We early adopted this new revenue standard effective on January 1, 2017 by applying the full retrospective method. There are no significant estimates in our revenue arrangements.

Packaged tours

Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Our role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. Under the current organized tour arrangements, the tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. As a result of the change of our role, starting from January 1, 2017, revenues from organized tours (except for those that we take substantive inventory risk and the self-operated local tour operator business in which we act as principal, as discussed below) are generally reported on net basis, representing the difference between what we receive from the travellers and the amounts due to the tour operators.

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

Under certain circumstances, we may enter into contractual commitments with suppliers to reserve tours, and are required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, we would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that we undertake inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that we undertake substantive inventory risk were RMB497.9 million, RMB241.2 million and RMB166.2 million (US$23.9 million) for the year ended December 31, 2017, 2018 and 2019, which were recorded in revenues from packaged tours.

From 2018, we expanded our self-operated local tour operator business in various destinations by directly providing destination-based services to our organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, we integrate the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, direct the selected vendors to provide services on our behalf, and hence set up the price for the tour. Besides, we are primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, we are a principal for the self-operated local tour operator business and recognize revenue on a gross basis in accordance with ASC 606. Revenues from our self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB509.7 million and RMB724.2 million (US$104.0 million) for the years ended December 31, 2018 and 2019, respectively, which were recorded in revenues from packaged tours.

Under ASC 606, starting from January 1, 2017, under the current arrangements for the organized tours (except for the self-operated local tour operator business in which we act as principal, as discussed above), for which our role was changed into an agent, revenues are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

Under ASC 606, revenues from self-guided tours are recognized when the tours depart.

Other revenues

Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, fees for service that we provide for accommodation and transportation, and (iv) service fees for financial services and interest income for yield enhancement products. Revenue is recognized when the services are rendered or when the tickets are issued.

From 2016 in certain cases, we purchased yield enhancement products with maturities ranged from three months to two years from the Exchanges and trust companies and split these products into smaller amount yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to individual investors through our online platform. The split of the products were arranged by Exchanges. Interest revenue and interest cost of RMB50.9 million and RMB34.5 million were recorded in other revenue and cost of revenue, respectively, for the year ended December 31, 2017. This business was terminated in 2018.

We also provided account receivables factoring service and cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2018 and 2019 were RMB117.5 million and RMB97.0 million (US$13.9 million), respectively.

We provided online lending service in 2017 and fees charged in connection with this service was RMB220.7 million for the year ended December 31, 2017. This service was terminated in late 2017.

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

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. As of December 31, 2018 and 2019, we did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

Under the 2008 Plan and the 2014 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2008 Plan includes an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after our ordinary shares become listed securities, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of our assets, or a merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. Therefore, since the adoption of the 2008 Plan through the date of the completion of our initial public offering, we did not recognize any stock-based compensation expense for options granted, because an exercisable event as described above did not occur. The satisfaction of the performance condition became probable upon completion of our initial public offering, and we recorded a significant cumulative expense for share-based awards granted for which the service condition has been satisfied as of that date. Accordingly, we recognized a significant share-based compensation expense of RMB98.7 million, RMB68.7 million and RMB61.7 million (US$8.9 million) in 2017, 2018 and 2019, respectively. The estimates we used to determine the fair value of these options in computing our share-based compensation expense are determined on the respective grant dates, and will not change when the underlying shares begin trading because our options are equity classified awards.

The following table sets forth the options granted under the 2008 Plan and the 2014 Plan in 2017, 2018 and 2019:

	Number of Options	Exercise Price		Fair Value of Option as of the Grant Date		Fair Value of the Underlying Ordinary Shares as of the Grant Date		Intrinsic Value as of the Grant Date
	Granted	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	Type of Valuation
January 1, 2017	403,332	0.0001	0.0007	2.92	19.00	2.92	19.00	2.92	19.00	Contemporaneous
June 12, 2017	168,214	0.0001	0.0007	2.76	17.96	2.72	17.7	2.72	17.7	Contemporaneous
June 12, 2017(1)	25,300	2.72	17.7	1.39	9.04	2.72	17.7	—	—	Contemporaneous
June 12, 2017(1)	80,000	2.72	17.7	1.55	10.08	2.72	17.7	—	—	Contemporaneous
May 8, 2018(1)	2,848,503	1.67	11.48	1.35	9.28	2.21	15.19	0.54	3.71	Contemporaneous
May 8, 2018(1)	4,855,500	1.67	11.48	1.24	8.53	2.21	15.19	0.54	3.71	Contemporaneous
Jan 30, 2019(1)	169,461	0.0033	0.0230	1.50	10.44	1.50	10.44	1.50	10.42	Contemporaneous
Jan 30, 2019(1)	4,175,853	0.0033	0.0230	1.50	10.44	1.50	10.44	1.50	10.42	Contemporaneous

(1)	Options granted to officers and non-officer employees result in different fair value on the same grant date.

(2)	The translations from U.S. dollars to Renminbi were made at a rate of RMB6.5063 to US$1.00, the exchange rate in effect as of December 29, 2017 for the options granted before December 31, 2017, and at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018 for the options granted after January 1, 2018, and at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 for the options granted after January 1, 2019 (including January 1, 2019) solely for the convenience of the readers.

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

Our advances from customers decreased from RMB1,210.6 million as of December 31, 2017 to RMB1,058.9 million as of December 31, 2018, and increased to RMB1,113.9 million (US$160.0 million) as of December 31, 2019, which was primarily due to the change in customers’ prepayment habits. Accounts and notes payable increased from RMB852.5 million as of December 31, 2017 to RMB1,305,6 million as of December 31, 2018, and further increased to RMB1,312.0 million (US$188.5 million) as of December 31, 2019, which was primarily due to the increased use of financial instruments which enriched our payment methods. Furthermore, prepayments and other current assets increased from RMB939.5 million as of December 31, 2017 to RMB1,673.6 million as of December 31, 2018 which was primarily because we strengthened our supply chain financing cooperation to our suppliers, and decreased to RMB1,300.3 million (US$186.8 million) as of December 31, 2019 which was primarily because the optimization of our operation mode. Moreover, our sales and marketing expenses decreased from RMB894.1 million in 2017 to RMB778.1 million in 2018 which was primarily attributable to the optimization of promotional expense structure and preference for marketing channels with higher ROI, and increased to RMB923.3 million (US$132.6 million) in 2019 which was primarily due to the increase in sales and marketing personnel and offline retail stores related expenses, as well as the impairment of acquired intangible assets. As a result, our net cash used in operating activities was RMB418.6 million in 2017, our net cash provided by operating activities was RMB268.1 million in 2018 and our net cash used in operating activities was RMB120.5 million (US$17.3 million) in 2019.

Our principal uses of cash for the years ended December 31, 2017, 2018 and 2019 were for operating activities, primarily marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2017, 2018 and 2019, we had RMB3,660.5 million, RMB1,690.2 million and RMB1,927.9 million (US$276.9 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We had credit from several Chinese commercial banks. As of December 31, 2018 and 2019, our outstanding short-term borrowings (including outstanding discounted bank acceptance notes) were RMB49.3 and RMB203.8 million (US$29.3 million) and our outstanding long-term borrowings were RMB4.5 and RMB9.7 million (US$1.4 million), respectively.

In November 2014, we entered into framework cooperation agreements with four PRC-based banks under which the banks intend to make available loan facilities up to an aggregate of RMB4.0 billion with terms ranging from two to five years to us or our suppliers.  The actual borrowings under the framework agreements are subject to execution of definitive agreements and final approvals by the respective banks. In the definitive financing agreements executed among banks, our suppliers and us pursuant to the framework agreements, we did not provide guarantee for our suppliers’ borrowings nor bear the banks’ credit risks. As of December 31, 2019, the framework cooperation agreements with four PRC-based banks have expired.

As of December 31, 2018 and 2019, we had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 5.7% to 7.5% and 0.4% to 6.3% per annum, as of RMB49.3 million and RMB203.8 million (US$29.3 million), respectively, among which RMB144 million (US$20.7 million) were collateralized by time deposits of RMB53.7 million (US$7.7 million) as of December 31, 2019. As of December 31, 2018 and 2019, we had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.4% to 1.0% and 0.4% to 6.0% per annum, as of RMB4.5 million and RMB9.7 million (US$1.4 million), respectively, among which RMB2.3 million (US$0.3 million) were guaranteed by one of our subsidiaries and subject to a pledge of our land use right as of December 31, 2019.

We had net losses attributable to Tuniu Corporation of approximately RMB767.3 million, RMB185.5 million and RMB694.6 million (US$99.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively. Our net cash used in operating activities was RMB418.6 million in 2017, our net cash provided by operating activities was RMB268.1 million in 2018, and our net cash used in operating activities was RMB120.5 million (US$17.3 million) in 2019. Accumulated deficit was RMB5,505.9 million, RMB5,691.4 million and RMB6,386.0 million (US$917.3 million) as of December 31, 2017, 2018 and 2019, respectively. The outbreak of COVID-19 has had material adverse impacts on our cash flow for the first two quarters of 2020 with potential continuing impacts on subsequent periods. We have taken actions to manage our liquidity by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Based on our liquidity assessment, considering these actions taken, we believe that our available cash, cash equivalents and cash generated from future operations and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months subsequent to the filing of this annual report. We may require additional cash resources due to unanticipated business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. See also “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We may need additional capital, and financing, may not be available on terms acceptable to us, or at all.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Net cash (used in)/provided by operating activities	(418,649)	268,089	(120,461)	(17,303)
Net cash (used in)/provided by investing activities	615,554	153,992	(578,134)	(83,044)
Net cash provided by/(used in) financing activities	(784,766)	(145,212)	485,110	69,682
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(46,025)	(21,754)	4,974	714
Net (decrease)/increase in cash, cash equivalents and restricted cash	(633,886)	255,115	(208,511)	(29,951)
Cash, cash equivalents and restricted cash at the beginning of year	1,209,797	575,911	831,026	119,370
Cash, cash equivalents and restricted cash at the end of year	575,911	831,026	622,515	89,419

Operating Activities

Our net cash used in operating activities was RMB120.5 million (US$17.3 million) in 2019, primarily attributable to cash inflows from sales of our travel products and services of RMB20,840.5 million (US$2,993.6 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB255.5 million (US$36.6 million), that were offset by cash outflows due to payments to travel suppliers of RMB19,302.6 million (US$2,772.6 million), payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB959.8 million (US$137.9 million), payments for marketing and promotional activities, office rental and utilities and professional services of RMB858.0 million (US$123.2 million), and payments of taxes and levies of RMB96.1 million (US$13.8 million).

Our net cash provided by operating activities was RMB268.1 million in 2018, primarily attributable to cash inflows from sales of our travel products and services of RMB20,575.3 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB290.2 million, that were offset by cash outflows due to payments to travel suppliers of RMB18,837.1 million, payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB1,061.5 million, payments for marketing and promotional activities, office rental and utilities and professional services of RMB605.3 million, and payments of taxes and levies of RMB93.5 million.

Our net cash used in operating activities was RMB418.6 million in 2017, primarily attributable to cash inflows from sales of our travel products and services of RMB21,593.0 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB165.4 million, that were offset by cash outflows due to payments to travel suppliers of RMB19,708.8 million payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB1,101.4 million, payments to employees and for employees’ benefits of RMB1,329.6 million and payments of taxes and levies of RMB37.2 million

Investing Activities

Our net cash used in investing activities was RMB578.1 million (US$83.0 million) in 2019, primarily attributable to the purchase of short-term investments of RMB2,041.3 million (US$293.2 million), the cash paid for long-term investment of RMB547.2 million (US$78.6 million), the purchase of property and equipment and intangible assets of RMB122.5 million (US$17.6 million), the increase in loan receivable of RMB16.6 million (US$2.4 million), and cash paid for acquisition (net of cash received) of RMB33.2 million (US$4.7 million), which were offset by the proceeds from the maturity of short-term investments of RMB1,614.1million (US$231.9 million) and the proceeds from maturity of long-term investments of RMB568.5 million (US$81.7 million).

Our net cash provided by investing activities was RMB154.0 million in 2018, primarily attributable to the proceeds from the maturity of short-term investments of RMB4,067.8 million, the proceeds from maturity of yield enhancement products of RMB172.5 million, the proceeds from maturity of long-term investments of RMB91.0 million, cash received from disposal of equity investments of RMB3.1 million, which were offset by the purchase of short-term investments of RMB1,858.0 million, the increase in loan receivable of RMB1,326.2 million, the purchase of property and equipment and intangible assets of RMB119.4 million, the cash paid for long-term investment of RMB874.1 million, and cash paid for acquisition (net of cash received) of RMB2.7 million.

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

Financing Activities

Our net cash provided by financing activities in 2019 was RMB485.1 million (US$69.7 million), primarily attributable to RMB833.5 million (US$119.7 million) of proceeds from short-term and long-term borrowings, RMB1.5 million (US$0.2 million) of cash contribution from noncontrolling interests and RMB0.1 million (US$0.02 million) of proceeds from employees exercising stock options, which were offset by RMB281.4 million (US$40.4 million) we paid as repayment of short-term and long-term borrowings, RMB37.7 million (US$5.4million) we paid to redeem non-controlling interests, RMB13.5 million (US$1.9 million) we paid for share repurchase, RMB13.9 million (US$2.0 million) we paid for deferred and contingent consideration of business acquisitions made in previous years, RMB3.4 million (US$0.5 million) we paid for acquisition of noncontrolling interest of a subsidiary.

Our net cash used in financing activities in 2018 was RMB145.2 million primarily attributable to RMB171.4 million we paid in due course for redemption of the yield-enhancement products, RMB139.1 million we paid for share repurchase, RMB6.8 million we paid for deferred and contingent consideration of business acquisitions made in previous years, RMB30.0 million we paid to redeem non-controlling interests, and RMB0.4 million we paid as repayment of short-term borrowing, which were offset by RMB195.8 million proceeds from short-term and long-term borrowings, RMB4.6 million proceeds from employees exercising stock options, and RMB2.1 million proceeds contribution from noncontrolling interests shareholders

Our net cash used in financing activities in 2017 was RMB784.8 million primarily attributable to repayment of RMB682.8 million collected from the sales of yield-enhancement products to individual investors on our website, payment of share repurchase of RMB166.1 million and the deferred and contingent consideration paid for prior year business acquisitions of RMB6.8 million, partially offset by RMB67.3million proceeds from employees exercising stock options and proceeds contribution from noncontrolling interests shareholders of RMB3.6 million.

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB160.5 million, RMB119.4 million and RMB122.5 million (US$17.6 million) in 2017, 2018 and 2019, respectively. Our capital expenditures were primarily used to purchase equipment and intangible assets and payment for land use right for our business. As of December 31, 2019, capital commitments relating to leasehold improvement, purchase of equipment and construction of office building were approximately RMB220.3 million (US$31.6 million).

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our consolidated affiliated entity may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. As our PRC subsidiaries and consolidated affiliated entity have incurred losses, they have not started to contribute to the statutory reserve funds and discretionary funds. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Our research and product development expenses decreased from RMB541.1 million in 2017 to RMB315.2 million in 2018, primarily due to the increase in efficiency resulting from economics of scale and refined management, and optimization of research and product development personnel, and further decreased to RMB303.6 (US$43.6) million in 2019, which was primarily due to the increase in efficiency resulting from the increased level of automation applied in research and product development activities,and optimization of research and product development personnel.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2019.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating Lease Obligations(1)	133,621	66,217	36,014	6,931	24,459
Purchase Obligations(2)	220,355	126,352	94,003	-	-
Total	353,976	192,569	130,017	6,931	24,459

(1)	Operating lease obligations represent our obligations for the leased premises of our headquarter and offline retail stores.

(2)	Purchase obligations consist primarily of contractual commitments in connection with leasehold improvements, purchase of equipment and construction of office building.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities not reflected on our balance sheet.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Ms. Maria Yi Xin has tendered her resignation as our chief financial officer due to personal reasons, effective as of May 31, 2020.

Directors and Executive Officers	Age	Position/Title
Dunde Yu	39	Founder, Chairman and Chief Executive Officer
Haifeng Yan	38	Director
Kun Li	32	Director
Jie Zhu	39	Director
Cindy Chen	44	Independent Director
Frank Lin	55	Independent Director
Tao Yang	44	Independent Director
Onward Choi	49	Independent Director
Jack Xu	52	Independent Director
Shengli Hu	47	Independent Director
Maria Yi Xin	35	Chief Financial Officer
Wei Zhang	54	Executive Vice President

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

Mr. Kun Li has served as Tuniu's director since April 21, 2020. Mr. Kun Li currently serves as the vice general manager of asset management in HNA Tourism & Hospitality Business Unit. Mr. Li joined HNA Group in July 2013 and has previously served as president of HNA Tourism Innovation Ventures, deputy director of the investment committee in HNA’s Travel Innovation Platform and general manager of strategic coordination in HNA Hotels and Resorts. Mr. Li has extensive experience in the fields of tourism and investment. Mr. Li received a master's degree in financial modeling from University of Glasgow in November 2012.

Mr. Jie Zhu has served as our director since February 2016. Currently, Mr. Zhu serves as general manager of HNA Tourism & Hospitality Business Unit. After joining HNA Tourism Group in 2011, Mr. Zhu headed the investment and securities business divisions of HNA Tourism Group and its subsidiary Beijing Tourism Investment Fund. Mr. Zhu holds an MBA from Glendon-York University.

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

Mr. Tao Yang has served as our independent director since May 2017. Mr. Tao Yang currently serves as Executive Vice President of Ctrip.com International, Ltd in charge of its Travel Business Unit. Mr. Yang has held a number of technical and managerial positions after joining in Ctrip.com in 2000. Mr. Yang received an EMBA degree from China Europe International Business School and a bachelor's degree in mechanical engineering from Shanghai Jiaotong University.

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

Mr. Jack Xu has served as our independent director since May 2014. Mr. Xu is the managing partner at Seven Seas Venture Partners. Mr. Xu served as Co-President and Chief Technology Officer of Sina Corporation, a Nasdaq-listed company, from January 2013 to February 2015. Prior to joining Sina Corporation, Mr. Xu worked at Cisco as the Corporate Vice President of the Communications and Collaboration business unit. Previously, Mr. Xu served as Vice President of Engineering and Research at eBay from October 2002 to April 2008 and Chief Technology Officer at NetEase from May 2000 to July 2002. He led Excite’s search engine development in 1996, while pursuing a Ph.D. at the University of California at Berkeley. Mr. Xu received a bachelor’s degree and a master’s degree in information management from Sun Yat-Sen University in China.

 Mr. Shengli Hu has served as our independent director since May 2017. Mr. Hu currently heads the strategic partnerships division and serves as a senior vice president at JD.com. Mr. Hu oversees JD’s cooperation with business and technology partners, aligning such cooperation with the business strategies, sustainable development and social responsibility of JD.com. Mr. Hu joined JD.com in 2014 and has held several senior roles at JD.com such as the president of JD Fashion and Lifestyle from January 2018 to April 2019 and the president of JD Electronics and Lifestyle from January 2016 to January 2018. Prior to joining JD.com, Mr. Hu was a vice president of FunTalk from 2011 to 2013. Prior to joining FunTalk, Mr. Hu held several senior roles at China Unicom. Mr. Hu received a master’s degree in business administration from Hunan University.

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

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB7.2 million (US$1.0 million) in cash to our executive officers and RMB0.8 million (US$0.1 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan, or the 2008 Plan, in 2008. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of March 31, 2020, options to purchase 3,729,768 Class A ordinary shares were outstanding under the 2008 Plan. The 2008 Plan terminated automatically in 2018.

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

Termination of the 2008 Plan. The 2008 Plan terminated automatically in 2018.

2014 Share Incentive Plan

We adopted the 2014 Share Incentive Plan, or the 2014 Plan, in 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase, the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis (the "Evergreen Provision"). Pursuant to the Evergreen Provision, the maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 36,464,263 Class A ordinary shares in December 2014, August 2015 and December 2016, respectively, reaching to a total of 41,964,263 Class A ordinary shares. As of March 31, 2020, options to purchase 14,866,380 Class A ordinary shares and 113,772 restricted shares were outstanding under the 2014 Plan.

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

The following table summarizes, as of March 31, 2020, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
Name	Ordinary Shares Underlying Options Awarded/ Restricted Shares	(US$/ Share)	(RMB/ Share)(3)	Date of Grant	Vesting Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.688	November 5, 2009	4 years(1)	November 4, 2019
	1,100,000	0.226	1.554	March 11, 2011	4 years(1)	March 10, 2021
	1,269,995	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2029
	900,000	3.000	20.627	June 13, 2014	4 years(1)	June 12, 2024
	760,000	3.090	21.245	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	21.245	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	18.447	December 2, 2016	4 years(1)	December 1, 2026
	17,256	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
	3	1.670	11.482	May 8, 2018	4 years(1)	May 7, 2028
	12,564	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
Maria Yi Xin	*	2.000	13.751	November 30, 2013	4 years(1)	November 29, 2023
	*	0.0001	0.001	August 15,2014	4 years(1)	August 14, 2024
	*	0.0001	0.001	March 6, 2015	4 years(1)	March 5, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	18.447	December 2, 2016	4 years(1)	December 1, 2026
	*	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
	*	1.670	11.482	May 8, 2018	4 years(1)	May 7, 2028
	*	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
Wei Zhang	*	3.090	21.245	August 20, 2015	4 years(1)	August 19, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	18.447	December 2, 2016	4 years(1)	December 1, 2026
	*	1.670	11.482	May 8, 2018	4 years(1)	May 7, 2028
	*	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
Jack Xu	*	N/A		May 9, 2018	4 years(1)	May 8, 2028
Onward Choi	*	N/A		May 9, 2018	4 years(1)	May 8, 2028
Directors and officers as a group	10,350,962	—	—	—	—	—

*	Shares underlying vested options less than 1% of our total outstanding shares.

†	Denotes restricted share award; all other awards in this table are option awards.

(1)	Pursuant to the relevant award agreement, 1/4 of the ordinary shares underlying the option or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option or restricted shares shall vest on a monthly basis in the following three years. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(2)	Pursuant to the relevant award agreement, 1/12 of the ordinary shares underlying the option shall vest on a monthly basis. However, the option may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(3)	The prices in Renminbi were translated using the rate of US$1.00 = RMB6.9618, the exchange rate in effect as of December 31, 2019, solely for the convenience of the readers.

C.	Board Practices

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

Terms of Directors and Executive Officers

All directors hold office until they are removed by ordinary resolution of the shareholders or become disqualified from being a director in accordance with the terms of our articles of association. In addition, the service agreements between us, our subsidiaries, if applicable, and the directors do not provide benefits upon termination of their service. Director nominations by the board of directors are subject to the approval of our corporate governance and nominating committee. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires (i) a majority of the votes cast at a shareholder meeting (in person or by proxy) that is duly constituted and meets the quorum requirement; or (ii) approval by unanimous written shareholder resolutions. Officers are elected by and serve at the discretion of the board of directors. For the periods of service of our directors as of December 31, 2019, see “—A. Directors and Senior Management.”

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

We had a total of 6,841, 7,355, and 6,188 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2019:

Function	Number of Employees
Management and administration	610
Customer service center	1,680
Sales and marketing	509
Research and product development	1,430
Offline retail stores and local tour operators	1,959
Total	6,188

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2020 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on (i) 370,102,951 ordinary shares outstanding as of March 31, 2020, including 17,373,500 Class B ordinary shares outstanding and 352,729,451 Class A ordinary shares outstanding (excluding 19,228,593 Class A ordinary shares, represented by 6,409,531 American depositary shares, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	%†	Voting Power††
Directors and Executive Officers:*
Dunde Yu(1)	11,988,665	10,423,503	22,412,168	5.9	21.8
Kun Li(2)	100,786,465	—	100,786,465	27.2	19.1
Jie Zhu(3)	100,786,465	—	100,786,465	27.2	19.1
Shengli Hu(4)	78,061,780	—	78,061,780	21.1	14.8
Cindy Chen(5)	27,436,780	—	27,436,780	7.4	5.2
Frank Lin(6)	31,829,512	—	31,829,512	8.6	6.0
Tao Yang (7)	12,481,034	—	12,481,034	3.4	2.4
Haifeng Yan(8)	—	—	—	—	—
Onward Choi	**	—	**	**	**
Jack Xu(9)	**	—	**	**	**
Maria Yi Xin	**	—	**	**	**
Wei Zhang	**	—	**	**	**
All directors and executive officers as a group	264,216,533	10,423,503	274,640,036	72.4	68.7

Principal Shareholders:
Affiliates of HNA Tourism (10)	100,786,465	—	100,786,465	27.2	19.1
Affiliates of JD.com, Inc.(11)	78,061,780	—	78,061,780	21.1	14.8
DCM V, L.P. and Affiliates(12)	31,829,512	—	31,829,512	8.6	6.0
Unicorn Riches Limited(13)	27,436,780	—	27,436,780	7.4	5.2
Dragon Rabbit Capital Limited(14)	4,104,137	10,423,503	14,527,640	3.9	20.6
Fullshare Holdings Limited (15)	13,410,641	6,949,997	20,360,638	5.5	15.8

*	Except for Kun Li, Jie Zhu, Shengli Hu, Cindy Chen, Frank Lin, Tao Yang, Haifeng Yan and Jack Xu, the business address of our directors and executive officers is Tuniu Building, No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**	Shares underlying vested options of less than 1% of our total outstanding shares on an as-converted basis.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of March 31, 2020, which is 370,102,951 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 352,729,451 Class A ordinary shares outstanding (excluding the 19,228,593 Class A ordinary shares, represented by 6,409,531 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after March 31, 2020.

††	For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2020, with respect to the total voting power based on all the outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Represents (i) 7,884,528 Class A ordinary shares underlying the options that have become fully vested as of March 31, 2020 or will become fully vested within 60 days after March 31, 2020, and (ii) 4,104,137 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary.

(2)	Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,877,374 class A ordinary shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Li is Hainan Airlines Plaza, 26A Xiao Yun Road, Chaoyang District, Beijing, PRC.

(3)	Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,877,374 class A ordinary shares represented by 3,292,458 American Depository Shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Zhu is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, PRC.

(4)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited and (ii) 12,436,780 Class A ordinary shares held by JD.com E-Commerce (Investment) Hong Kong Corporation Limited. The business address of Mr. Hu is 15F, Building C, No. 18 Kechuang 11 Street, BDA, Beijing, PRC

(5)	Represents 27,436,780 Class A ordinary shares held by Unicorn Riches Limited. The business address of Ms. Chen is 6F, South Tower C, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100190, PRC.

(6)	Represents (i) 19,952,556 Class A ordinary shares held by DCM V, L.P., (ii) 486,864 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.

(7)	Represents 12,481,034 Class A ordinary shares held by Ctrip Investment Holding Ltd. The business address of Mr. Yang is Building 16, Sky SOHO, No. 968 Jinzhong Road, Shanghai, PRC.

(8)	The business address of Mr. Yan is No. 39, High-tech 6th Road, Binhai High-tech Industrial Park, Binhai High-Tech District, Tianjin, PRC.

(9)	The business address of Mr. Xu is 3000 Sand Hill Road, Building 4, Suite 100; Menlo Park, CA 94025.

(10)	Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,877,374 class A ordinary shares represented by 3,292,458 Amercian Depository Shares held by Hong Kong Praise Tourism Investment Limited (HK Praise Tourism) . BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC. HK Praise Tourism is a company organized under the laws of Hong Kong, and is a nominee of Beijing Capital Airlines Co. Limited, a controlled subsidiary of HNA Tourism. The business address of HK Praise Tourism is Unit 402, 4th Floor, Fairmont House No. 8 Cotton Tree Drive, Admiralty, Hong Kong. We refer to BHR Winwood Investment Management Limited and HK Praise Tourism as “Affiliates of HNA Tourism.”

(11)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited, and (ii) 12,436,780 Class A ordinary shares held by JD.com E-commerce (Investment) Hong Kong Corporation Limited. The business address of Fabulous Jade Global Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Fabulous Jade is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., a Nasdaq listed company. The business address of JD.com E-Commerce (Investment) Hong Kong Corporation Limited is Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong. JD.com E-Commerce (Investment) Hong Kong Corporation Limited is a wholly-owned subsidiary of JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc. We refer to Fabulous Jade Global Limited and JD.com E-Commerce (Investment) Hong Kong Corporation Limited as “Affiliates of JD.com, Inc.”

(12)	Represents (i) 19,952,556 Class A ordinary shares held by DCM V, L.P., (ii) 486,864 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 7,640,092 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 3,541,670 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 208,330 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P., whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner is DCM Hybrid RMB Fund International Ltd. DCM Hybrid RMB Fund International Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian, and Peter W. Moran, the directors of DCM Hybrid RMB Fund International Ltd. The general partner of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is DCM Turbo Fund Investment Management, L.P., whose general partner is DCM Turbo Fund International, Ltd. DCM Turbo Fund International, Ltd., through DCM Turbo Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao and Jason Krikorian, the directors of DCM Turbo Fund International, Ltd. The business address of DCM V, L.P., DCM Affiliates Fund V, L.P., DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(13)	The business address of Unicorn Riches Limited is c/o Hony Capital Limited, Suite 2701, One Exchange Square, Central, Hong Kong. Unicorn Riches Limited is a wholly-owned subsidiary of Hony Capital Fund V, L.P. Hony Capital Fund V. L.P.’s general partner is Hony Capital Fund V GP, L.P. Hony Capital Fund V GP, L.P.’s general partner is Hony Capital Fund V GP Limited. John Huan Zhao and Legend Holdings Corporation, have 80% and 20%, respectively, equity ownership of Hony Capital Fund V GP Limited.

(14)	Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited is a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The business address of Dragon Rabbit Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(15)	Represents (i) 13,410,641 Class A ordinary shares (directly or in the form of ADSs) and (ii) 6,949,997 Class B ordinary shares held by Verne Capital Limited. Verne Capital Limited is a wholly owned subsidiary of Five Seasons XV Limited. Five Seasons XV Limited is a wholly owned subsidiary of Fullshare Value Fund II L.P.. Fullshare Investment Management III Limited is the general partner of Fullshare Value Fund II L.P., and is wholly owned by Five Seasons XII Limited, which is a wholly owned subsidiary of Fullshare Holdings Limited. Accordingly, Fullshare Holdings Limited and its affiliates may be deemed to beneficially own the securities directly held by Verne Capital Limited. The business address of Fullshare Holdings Limited is Unit 2805, Level 28 Admiralty Centre Tower One 18 Harcourt Road, Admiralty Hong Kong.

To our knowledge, as of March 31, 2020, 111,794,034 of our outstanding ordinary shares are held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 30.21% of our total outstanding shares. This includes 87,.604,614 ordinary shares (excluding 19,228,593 Class A ordinary shares, represented by 6,409,531 American depositary shares, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Private Placements, Repurchase and Redesignation

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Relationship with Ctrip

Ctrip purchased 5,000,000 Class A ordinary shares in a private placement concurrent with our initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20,000,000 through a private placement transaction in May 2015. We conduct transactions in the ordinary course of business with Ctrip on the terms of arm-length transactions. We sell our packaged tours through Ctrip’s online platform and the commission fees to Ctrip were insignificant. We purchased travelling products from Ctrip’s online platform, which were insignificant. Revenues from Ctrip consist of commission fees for the booking of hotel rooms and air tickets through our online platform, amounting to RMB61.5 million, RMB161.7 million and RMB65.7 million(US$9.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, amounts due from Ctrip amounted to RMB11.1 million and RMB 23.8 million (US$3.4 million), respectively, and amounts due to Ctrip amounted to RMB73.2 million and RMB27.1 million (US$3.9 million), respectively.

Relationship with JD.com, Inc.

On May 8, 2015, we issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., for a consideration of RMB1,528.2 million in cash and RMB660.2 million representing the fair value of business resource contributed by JD.com, Inc., which included the exclusive right to operate the leisure travel channel for both JD.com, Inc.’s website and mobile application, preferred partnership with JD.com, Inc. for hotel and air ticket reservation service, its internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015. We also purchased travelling products from JD’s channels at the amount of RMB nil, RMB23.5 million and RMB49.4 million (US$7.1 million) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, amounts due from JD.com, Inc. amounted to RMB50.3 million and RMB3.7 million (US$0.5 million), respectively, and amounts due to JD.com, Inc. amounted to RMB2.4 million and RMB0.1 million (US$19 thousand), respectively.

Relationship with HNA Tourism Group

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism until June 30, 2018. The transaction contemplated by the share subscription agreement was completed on in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of us and HNA Tourism. We have purchased RMB394.7 million, RMB588.9 million and RMB443.1 million (US$63.6 million) air tickets from HNA Tourism for the years ended December 31, 2017, 2018 and 2019, respectively. We sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant.

In December 2017, we provided financing to an affiliate of HNA Tourism (the "HNA Affiliate") amounting to RMB40.0 million (US$5.7 million) by purchasing private placement notes issued by the HNA Affiliate (the “Notes Financing”), with the interest rate of 8.5%, which was repayable in one year. The Notes Financing was guaranteed by another affiliate of HNA Tourism. The Notes Financing was extended for one year upon original maturity in December 2018 with the same interest rate and was further pledged by certain equity investment held by HNA Affiliate. In May 2018, we provided financing in the form of accounts receivable factoring arrangement (the “Loan Financings”) to another affiliate of HNA Tourism amounting to RMB500 million (US$71.8 million) with the average interest rate of 14% per annum and service fee rate of 6%, which were repayable in one year. The Loan Financings were guaranteed by another affiliate of HNA Tourism. The Loan Financings were extended for one year upon original maturity in May 2019 with interest rate decreased to 6% per annum. We have received requests from these borrowers for extension of maturity of the Notes Financing and Loan Financings for another one year to December 2020 and May 2021, respectively.

As of December 31, 2019, we reviewed the recoverability of above Notes Financing and Loan Financings to reflect the credit risk associated with the respective outstanding balances. As of December 31, 2019, we recorded an allowance provision of RMB1.9 million (US$0.3 million) and RMB21.3 million (US$3.1 million) for the Notes Financing and the Loan Financings, respectively. As of December 31, 2019, the carrying value of the Notes Financing and the Loan Financings were RMB44.8 million (US$6.4 million) and RMB512.8 million (US$73.4 million), respectively, which were presented in non-current assets, based on management’s estimates of time for collection. The interest income and service fee for the Notes Financing and the Loan Financings were RMB70.0 million and RMB27.8 million (US$4.0 million) for the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2018, amounts due from HNA Tourism amounted to RMB635.1 million. As of December 31, 2019, amounts due from HNA Tourism amounted to RMB37.7 million (US$5.4 million), long-term amounts due from HNA Tourism amounted to RMB557.6 million (US$80.1 million), and amounts due to HNA Tourism amounted to RMB2.5 million (US$0.4 million).

Relationship with Black Fish Group Limited

Haifeng Yan, our director, founded Black Fish Group Limited (“Black Fish”). In 2017, we disposed several subsidiaries to Black Fish with nominal consideration. As of the disposal date, these subsidiaries were in deficit positions and disposal gain was insignificant in our consolidated statement of comprehensive income.

In 2017, Black Fish entered into cooperation agreements with us for provision of services in relation to our online lending services. The amount of service fees charged by Black Fish was RMB155.9 million for the year ended December 31, 2017. Black Fish also purchased loan receivable assets related to the lending business from us at the consideration of RMB140.0 million in 2017 as we terminated these cooperation agreements and stopped granting loans to individuals in 2017. We have not transacted with Black Fish for the years ended December 31 2018 and 2019.

Relationship with Fullshare Holdings Limited

Fullshare Holdings Limited (“Fullshare”) is our principal shareholder. During the year ended December 31, 2018, Fullshare made several prepayments to us for travelling products, which was RMB1.6 million in 2018. Fullshare has not made any prepayments to us in 2019. The amounts due to Fullshare were RMB1.6 million and nil as of December 31, 2018 and 2019, respectively.

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

Our ADSs, each representing three Class A ordinary shares of ours, have been listed on Nasdaq since May 9, 2014 under the symbol “TOUR.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in May 2014, insofar as they relate to the material terms of our ordinary shares.

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

Alteration of Share Capital. We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe. We may by ordinary resolution: (a) consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares; (b) convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination; (c) subdivide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and (d) cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorised by law.

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

See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange, Regulations on Dividend Distribution, Regulations on Offshore Financing, Regulations on Employee Stock Option Plans.”

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash is categorized as a passive asset and the company’s goodwill and unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019 , and we will likely be a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market.There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Furthermore, as mentioned above, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019 , and we will likely be a PFIC for our current taxable year ending December 31, 2020. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio to hedge our exposure to the interest rate risk. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,927.9 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$276.9 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our U.S. dollar cash balance would have been US$143,641. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$130,583 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our Renminbi cash balance would have been RMB7.0 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB7.7 million instead.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2019, we received a reimbursement of approximately US$0.3 million from the depositary net of US$0.09 million United States withholding tax.

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

For the period from May 8, 2014, the date that the Form F-1 was declared effective by the SEC, through December 31, 2019, we used all the net proceeds we received from our initial public offering for the following purposes, as set forth in the Form F-1: (i) expanding our sales and marketing efforts; (ii) expanding our product selection and offerings; (iii) strengthening our technology and products developments capabilities; and (iv) general corporate purposes, including funding strategic investments in and acquisitions of complementary businesses, assets and technologies.

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

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2019, the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management has excluded two travel agencies acquired in 2019, as described in Note 4 “Business Acquisition” to our consolidated financial statements included in this annual report on Form 20-F, from our assessment of the internal control over financial reporting as of December 31, 2019. The total assets and total revenues of these excluded travel agencies, which are our subsidiaries, represent 3.3% and 1.2%, respectively of our total assets and total net revenues, as of and for the year ended December 31, 2019.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on pages F-2 and F-3 of this annual report on Form 20-F.

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

	2018		2019
Audit fees(1)	US$	1,518,941	1,507,154
Audit-related fees(2)	US$	—	92,018
All other fees(3)	US$	86,106	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting, as well as the quarterly reviews of condensed consolidated financial information.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with certain financial due diligence projects.

(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

The following table sets forth a summary of our repurchase of our ADSs made in the year 2019 under the share repurchase programs described in the paragraph above. In 2019, we have made all the share repurchase based on the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
January 2, 2019 to January 11, 2019	315,843	US$	5.16	315,843	US$	76,173,893

(1)	Each ADS represents three Class A ordinary shares.

(2)	On January 12, 2018, our board of directors authorized a share repurchase program under which we may repurchase up to US$100 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (file no. 333-195075), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014).

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated May 8, 2014 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198111), filed with the Security and Exchange Commission on August 13, 2014).

2.4	Third Amended and Restated Investors’ Rights Agreement dated as of August 28, 2013 among the Registrant, its ordinary shareholders, preferred shareholders and several other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

2.5*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	2008 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.4	English Translation of Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.5	English Translation of Amended and Restated Cooperation Agreement dated January 24, 2014 between Beijing Tuniu and Nanjing Tuniu (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.6	English Translation of Shareholders’ Voting Rights Agreement dated September 17, 2008 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.7	English Translation of Amended and Restated Powers of Attorney dated January 24, 2014 granted to Beijing Tuniu by each of the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

Exhibit Number	Description of Document

4.8	English Translation of Equity Interest Pledge Agreement dated September 17, 2008 among Beijing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.9	Subscription Agreement dated April 27, 2014 between Tuniu Corporation and Ctrip Investment Holding Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.10	Subscription Agreement dated April 25, 2014 between Tuniu Corporation and DCM Hybrid RMB Fund, L.P. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.11	Subscription Agreement dated April 25, 2014 between Tuniu Corporation and Qihoo 360 Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

4.12	Subscription Agreement dated December 15, 2014 between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Verne Capital Limited and Dragon Rabbit Capital Limited. (incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F (file no. 001-36430) filed with the Securities and Exchange Commission on April 17, 2015).

4.13	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and Fabulous Jade Global Limited (incorporated herein by reference to Exhibit 99.5 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4.14	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and Unicorn Riches Limited (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Unicorn Riches Limited and its affiliates with the Securities and Exchange Commission on May 18, 2015).

4.15	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and Sequoia Capital 2010 CV Holdco, Ltd. (incorporated herein by reference to Exhibit 99.4 to amendment no. 2 to Schedule 13D filed by Sequoia Capital 2010 CV Holdco, Ltd. with the Securities and Exchange Commission on May 18, 2015).

4.16	Subscription Agreement dated May 8, 2015 between Tuniu Corporation and DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. (incorporated herein by reference to Exhibit 2 to amendment no. 2 to Schedule 13D filed by DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. with the Securities and Exchange Commission on May 28, 2015).

4.17	Business Cooperation Agreement dated May 8, 2015 between Tuniu Corporation and JD.com, Inc. (incorporated herein by reference to Exhibit 99.6 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4.18	Investor Rights Agreement dated May 22, 2015 between Tuniu Corporation and Fabulous Jade Global Limited (incorporated herein by reference to Exhibit 99.7 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

Exhibit Number	Description of Document

4.19	Registration Rights Agreement dated as of May 22, 2015 between Tuniu Corporation and Unicorn Riches Limited (incorporated herein by reference to Exhibit 7.08 to amendment no. 1 to Schedule 13D filed by Unicorn Riches Limited with the Securities and Exchange Commission on May 26, 2015).

4.20	Subscription Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.1 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.21	Amendment No. 1 to Subscription Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.2 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.22	Investor Rights Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.3 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.23	Amendment No. 1 to Investor Rights Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.4 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.24	Amendment No. 2 to Investor Rights Agreement dated February 19, 2016 between Tuniu Corporation and BHR Winwood Investment Management Limited (incorporated herein by reference to Exhibit A to amendment no. 1 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 29, 2016).

8.1*	List of Significant Subsidiaries.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Travers Thorp Alberga.

15.3*	Consent of Fangda Partners.

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation

By:	/s/ Dunde Yu
Name:	Dunde Yu
Title:	Chairman and Chief Executive Officer

Date: May 22,2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2018 and 2019	F-4
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2017, 2018 and 2019	F-6
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2017, 2018 and 2019	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2018 and 2019	F-9
Notes to the Consolidated Financial Statements	F-11
Financial Statement Schedule I - Condensed Financial Information of the Parent Company as of December 31, 2018 and 2019 and for each of the three years in the period ended December 31, 2019	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded two travel agencies acquired in 2019 from its assessment of internal control over financial reporting as of December 31, 2019 because the travel agencies were acquired by the Company in purchase business combinations during 2019. We have also excluded these travel agencies from our audit of internal control over financial reporting. These travel agencies are the Company's subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 3.3% and 1.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

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

Emphasis of Matter

As discussed in Note 24 to the consolidated financial statements, the outbreak of a novel strain of coronavirus (“COVID-19”) in January 2020 has had material adverse impact on the Company’s business, results of operations, financial condition and cash flows. The current circumstances are dynamic and the impacts of COVID-19 on the Company’s business operations are highly uncertain and cannot be reasonably estimated at this time.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
May 22,2020

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	560,356	295,463	42,441
Restricted cash	270,670	327,052	46,978
Short-term investments	859,211	1,305,386	187,507
Accounts receivable, net	347,547	529,983	76,127
Amounts due from related parties	696,520	65,108	9,352
Prepayments and other current assets	1,673,584	1,300,284	186,774
Total current assets	4,407,888	3,823,276	549,179

Non-current assets
Long-term investments	1,302,506	1,305,612	187,539
Property and equipment, net	187,360	223,340	32,081
Intangible assets, net	317,885	166,267	23,883
Land use right, net	100,836	98,774	14,188
Operating lease right-of-use assets, net	—	105,839	15,203
Goodwill	159,409	232,007	33,325
Other non-current assets	81,039	83,923	12,055
Long-term amounts due from related parties	—	557,582	80,092
Total non-current assets	2,149,035	2,773,344	398,366
Total assets	6,556,923	6,596,620	947,545

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB2,691,090 and RMB3,350,631, as of December 31, 2018 and 2019, respectively)
Short-term borrowings	49,312	203,845	29,281
Accounts and notes payable	1,305,610	1,311,963	188,452
Amounts due to related parties	77,159	29,755	4,274
Salary and welfare payable	104,480	112,511	16,162
Taxes payable	23,316	12,207	1,753
Advances from customers	1,058,946	1,113,879	159,999
Operating lease liabilities, current	—	57,490	8,258
Accrued expenses and other current liabilities	483,832	907,119	130,299
Total current liabilities	3,102,655	3,748,769	538,478

Non-current liabilities
Operating lease liabilities, non-current	—	54,718	7,860
Deferred tax liabilities	19,855	23,658	3,398
Long-term borrowings	4,492	9,689	1,392
Other non-current liabilities	16,069	10,947	1,572
Total non-current liabilities	40,416	99,012	14,222
Total liabilities	3,143,071	3,847,781	552,700

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Commitments and contingencies (Note 22)

Redeemable noncontrolling interests	69,319	37,200	5,343

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2018 and 2019; 389,331,544 shares (including 371,958,044 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2018 and 2019)	249	249	36
Less: Treasury stock	(304,535)	(310,942)	(44,664)
Additional paid-in capital	9,061,979	9,113,512	1,309,074
Accumulated other comprehensive income	284,079	293,784	42,199
Accumulated deficit	(5,691,409)	(6,385,974)	(917,288)
Total Tuniu Corporation shareholders’ equity	3,350,363	2,710,629	389,357
Noncontrolling interests	(5,830)	1,010	145
Total equity	3,344,533	2,711,639	389,502
Total liabilities, redeemable noncontrolling interests and equity	6,556,923	6,596,620	947,545

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Packaged tours	1,589,353	1,830,630	1,886,822	271,025
Others	602,747	409,519	394,165	56,618
Net revenues	2,192,100	2,240,149	2,280,987	327,643
Cost of revenues	(1,024,206)	(1,065,022)	(1,200,012)	(172,371)
Gross profit	1,167,894	1,175,127	1,080,975	155,272

Operating expenses
Research and product development	(541,126)	(315,222)	(303,561)	(43,604)
Sales and marketing	(894,148)	(778,126)	(923,273)	(132,620)
General and administrative	(637,795)	(487,372)	(749,404)	(107,645)
Other operating income	21,749	56,599	24,419	3,508
Total operating expenses	(2,051,320)	(1,524,121)	(1,951,819)	(280,361)
Loss from operations	(883,426)	(348,994)	(870,844)	(125,089)
Other income/(expenses)
Interest and investment income, net	130,250	152,929	156,862	22,532
Interest expense	—	(7,918)	(34,052)	(4,891)
Foreign exchange losses, net	(2,394)	(11,729)	(1,131)	(162)
Other (loss)/income, net	(121)	16,494	18,509	2,658
Loss before income tax expense	(755,691)	(199,218)	(730,656)	(104,952)
Income tax expense	(15,625)	(153)	(949)	(136)
Equity in income of affiliates	—	—	2,223	320
Net loss	(771,316)	(199,371)	(729,382)	(104,768)
Net loss attributable to noncontrolling interests	(4,934)	(14,037)	(35,797)	(5,142)
Net income attributable to redeemable noncontrolling interests	922	178	980	141
Net loss attributable to Tuniu Corporation	(767,304)	(185,512)	(694,565)	(99,767)
Accretion on redeemable noncontrolling interests	(5,725)	(2,422)	(4,634)	(666)
Net loss attributable to ordinary shareholders	(773,029)	(187,934)	(699,199)	(100,433)

Net loss	(771,316)	(199,371)	(729,382)	(104,768)
Other comprehensive loss /(income)
Foreign currency translation adjustment, net of nil tax	(128,539)	11,693	9,705	1,394
Comprehensive loss	(899,855)	(187,678)	(719,677)	(103,374)
Comprehensive loss attributable to noncontrolling interests	(4,934)	(14,037)	(35,797)	(5,142)
Comprehensive income attributable to redeemable noncontrolling interests	922	178	980	141
Comprehensive loss attributable to Tuniu Corporation	(895,843)	(173,819)	(684,860)	(98,373)

Loss per share
Basic and diluted	(2.04)	(0.50)	(1.89)	(0.27)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,230,039	377,744,381	369,472,880	369,472,880

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	379,470,757	242	(985,299)	(19,708)	8,855,991	400,925	(4,738,593)	4,498,857	798	4,499,655
Repurchase of ordinary shares	—	—	(8,986,053)	(165,711)	—	—	—	(165,711)	—	(165,711)
Issuance of ordinary shares pursuant to share incentive plan	9,447,258	6	—	—	67,587	—	—	67,593	—	67,593
Share-based compensation expenses	—	—	—	—	98,675	—	—	98,675	—	98,675
Capital contribution to a subsidiary with noncontrolling interest	—	—	—	—	(2,735)	—	—	(2,735)	6,334	3,599
Foreign currency translation adjustments	—	—	—	—	—	(128,539)	—	(128,539)	—	(128,539)
Accretion on redeemable noncontrolling interest	—	—	—	—	(5,725)	—	—	(5,725)	—	(5,725)
Net loss	—	—	—	—	—	—	(767,304)	(767,304)	(4,934)	(772,238)
Balance as of December 31, 2017	388,918,015	248	(9,971,352)	(185,419)	9,013,793	272,386	(5,505,897)	3,595,111	2,198	3,597,309

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated
	Ordinary shares		Treasury Stock		Additional paid-in	other comprehensive	Accumulated	Total Tuniu Corporation	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	Shareholders’ equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Repurchase of ordinary shares	—	—	(9,917,211)	(141,471)	—	—	—	(141,471)	—	(141,471)
Issuance of ordinary shares pursuant to share incentive plan	413,529	1	564,663	22,355	(18,130)	—	—	4,226	—	4,226
Share-based compensation expenses	—	—	—	—	68,738	—	—	68,738	—	68,738
Capital contribution to a subsidiary with noncontrolling interest	—	—	—	—	—	—	—	—	2,117	2,117
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	3,892	3,892
Foreign currency translation adjustments	—	—	—	—	—	11,693	—	11,693	—	11,693
Accretion on redeemable noncontrolling interest	—	—	—	—	(2,422)	—	—	(2,422)	—	(2,422)
Net loss	—	—	—	—	—	—	(185,512)	(185,512)	(14,037)	(199,549)
Balance as of December 31, 2018	389,331,544	249	(19,323,900)	(304,535)	9,061,979	284,079	(5,691,409)	3,350,363	(5,830)	3,344,533

Repurchase of ordinary shares	—	—	(947,529)	(11,147)	—	—	—	(11,147)	—	(11,147)
Issuance of ordinary shares pursuant to share incentive plan	—	—	964,128	4,740	(4,600)	—	—	140	—	140
Share-based compensation expenses	—	—	—	—	61,736	—	—	61,736	—	61,736
Capital contribution to subsidiaries with noncontrolling interests	—	—	—	—	—	—	—	—	1,500	1,500
Acquisition of additional shares in subsidiaries	—	—	—	—	(1,134)	—	—	(1,134)	(2,281)	(3,415)
Disposal of shares in subsidiaries	—	—	—	—	165	—	—	165	(380)	(215)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	43,798	43,798
Foreign currency translation adjustments	—	—	—	—	—	9,705	—	9,705	—	9,705
Accretion on redeemable noncontrolling interest	—	—	—	—	(4,634)	—	—	(4,634)	—	(4,634)
Net loss	—	—	—	—	—	—	(694,565)	(694,565)	(35,797)	(730,362)
Balance as of December 31, 2019	389,331,544	249	(19,307,301)	(310,942)	9,113,512	293,784	(6,385,974)	2,710,629	1,010	2,711,639
Balance as of December 31, 2019(US$ (Note 2(d)))	389,331,544	36	(19,307,301)	(44,664)	1,309,074	42,199	(917,288)	389,357	145	389,502

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(771,316)	(199,371)	(729,382)	(104,768)
Depreciation of property and equipment	65,704	66,903	87,887	12,624
Amortization of intangible assets and land use right	150,092	153,258	155,002	22,265
Amortization of right-of-use assets	—	—	79,683	11,446
Allowance for doubtful accounts	45,808	2,568	185,130	26,592
Change in fair value of contingent consideration	5,572	(5,242)	344	49
Foreign exchange loss	673	14,279	(82)	(12)
Loss from disposal of property and equipment	562	1,368	1,501	215
Loss from impairment of intangible asset	—	—	32,014	4,599
Share-based compensation expenses	98,675	68,738	61,736	8,867
Change in deferred tax liabilities	(2,314)	(2,362)	(2,727)	(392)
Remeasurement of equity investments	—	(12,581)	(18,356)	(2,637)
Change in fair value of investments	—	(8,153)	(17,977)	(2,582)
Gain from disposal of equity investment	—	(1,850)	(24)	(3)
Share of results of equity investees	—	—	(2,223)	(320)
Changes in operating assets and liabilities:
Accounts receivable	(64,286)	(60,584)	(55,043)	(7,906)
Amounts due from related parties	283,901	14,810	49,815	7,156
Prepayments and other current assets	691,932	(1,867)	160,205	23,012
Accrued interests of yield enhancement products	15,114	10,580	—	—
Other non-current assets	(9,668)	(25,606)	103	15
Operating Lease Liabilities, current and non-current	—	—	(73,315)	(10,531)
Accounts and notes payable	(167,262)	553,445	(36,253)	(5,208)
Amounts due to related parties	54,398	(9,765)	(47,404)	(6,809)
Salary and welfare payable	(4,930)	(83,274)	5,860	842
Taxes payable	20,417	(8,748)	(11,383)	(1,635)
Advances from customers	(595,876)	(152,335)	44,498	6,392
Accrued expenses and other liabilities	(221,018)	(34,719)	15,234	2,188
Accrued interests of amounts due to the individual investors of yield enhancement products	(11,183)	(6,559)	—	—
Non-current liabilities	(3,644)	(4,844)	(5,304)	(762)
Net cash (used in)/provided by operating activities	(418,649)	268,089	(120,461)	(17,303)
Cash flows from investing activities:
Purchase of short-term investments	(2,488,010)	(1,858,032)	(2,041,280)	(293,212)
Proceeds from maturity of short-term investments	3,271,860	4,067,804	1,614,098	231,851
Proceeds from maturity of yield enhancement products	434,977	172,458	—	—
Increase in loan receivable	(16,438)	(1,326,160)	(16,584)	(2,382)
Purchase of property and equipment and intangible assets	(160,497)	(119,442)	(122,479)	(17,593)
Cash paid for long-term investments	(426,227)	(874,120)	(547,205)	(78,601)
Proceeds from maturity of long-term investments	—	91,030	568,532	81,665
Cash received from disposal of equity investment	—	3,114	—	—
Cash paid for acquisition, net of cash received	(111)	(2,660)	(33,216)	(4,772)
Net cash provided by/(used in) investing activities	615,554	153,992	(578,134)	(83,044)

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(166,149)	(139,070)	(13,547)	(1,946)
Proceeds from issuance of ordinary shares upon exercise of options	67,344	4,585	109	16
Contingent consideration paid for business acquisitions	(6,800)	(6,800)	(13,921)	(2,000)
Repurchase of redeemable noncontrolling interests	—	(30,000)	(37,733)	(5,420)
Acquisition of noncontrolling interests of subsidiaries	—	—	(3,415)	(490)
Cash contribution from noncontrolling interests	3,599	2,117	1,500	215
Proceeds from yield enhancement products	(682,760)	(171,412)	—	—
Repayment of short-term and long-term borrowings	—	(390)	(281,354)	(40,414)
Proceeds from short-term and long-term borrowings	—	195,758	833,471	119,721
Net cash (used in)/provided by financing activities	(784,766)	(145,212)	485,110	69,682
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(46,025)	(21,754)	4,974	714
Net (decrease)/increase in cash, cash equivalents and restricted cash	(633,886)	255,115	(208,511)	(29,951)
Cash, cash equivalents and restricted cash at the beginning of year	1,209,797	575,911	831,026	119,370
Cash, cash equivalents and restricted cash at the end of year	575,911	831,026	622,515	89,419
Supplemental disclosure of cash flow information
Income tax paid	12,199	3,740	2,286	328

Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	11,859	5,202	12,473	1,792
Receivables related to exercise of stock options	(385)	(23)	(55)	(8)
Accrual related to purchase business acquisitions	38,116	36,456	30,530	4,385

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

As of December 31, 2019, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

Name of subsidiaries and Affiliated entities	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries of the Company:
Tuniu (HK) Limited	Established on May 20, 2011	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	Established on August 24, 2011	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	Established on September 8, 2008	PRC	100%
Jiangsu Kaihui Commercial Factoring Co., Ltd	Established on September 22, 2015	PRC	100%
Xiamen Suiwang International Travel Service Co., Ltd.	Established on January 26, 2016	PRC	100%
Tianjin Tuniu International Travel Service Co., Ltd.	Established on March 23, 2016	PRC	100%
Guangzhou Kaihui Internet Microcredit Co., Ltd.	Established on June 13, 2016	PRC	100%
Nanjing Kaihui Internet Microcredit Co., Ltd.	Established on December 28, 2016	PRC	90%
Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	Established on December 18, 2006	PRC	100%
Subsidiaries of VIE
Shanghai Tuniu International Travel Service Co., Ltd.	Acquired on August 22, 2008	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	Acquired on December 22, 2008	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	Acquired on November 18, 2009	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	Established on April 19, 2011	PRC	100%
Beijing Global Tour International Travel Service Co., Ltd.	Acquired on July 1, 2015	PRC	75.02%
Tuniu Insurance Brokers Co., Ltd.	Acquired on August 11, 2015	PRC	100%

2. Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of approximately RMB767,304, RMB185,512 and RMB694,565 for the years ended December 31, 2017, 2018 and 2019, respectively. Net cash used in operating activities was approximately RMB418,649 and RMB120,461 for the years ended December 31, 2017 and 2019 respectively, and net cash provided by operating activities was RMB268,089 for the year ended December 31, 2018. Accumulated deficit was RMB5,505,897, RMB5,691,409 and RMB6,385,974 as of December 31, 2017, 2018 and 2019, respectively. As disclosed in note 24, Subsequent event, the outbreak of COVID-19 has had material adverse impacts on the Group’s cash flow for the first two quarters of 2020 with potential continuing impacts on subsequent periods. The conditions and events indicated there could cast substantial doubt on the Group’s ability to continue as a going concern. The Group has taken actions to manage its liquidity by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Based on management’s liquidity assessment, considering these actions taken, management believes that the Group’s available cash, cash equivalents, and cash generated from future operations and maturity of investments will be sufficient to meet its working capital requirements and capital expenditures in the ordinary course of business for the next twelve months from the issuance of these consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on going concern basis.

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

(2) Equity Interest Pledge Agreement.

Under the equity interest pledge agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders pledged all of their equity interests in Nanjing Tuniu to guarantee their performance of their obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agreed that they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge agreement remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier.

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

In the years ended December 31, 2017, 2018 and 2019, the Company and its subsidiaries received service fees of RMB138,054, RMB197,853 and RMB30,420, respectively, from its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

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

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2019, the aggregate accumulated deficit of the Affiliated Entities was RMB4,099 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

The following assets, liabilities, revenues and loss of the Affiliated Entities were included in the consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	254,373	126,096	18,113
Restricted cash	261,559	318,826	45,797
Short-term investments	584,032	831,256	119,402
Accounts receivable, net	266,225	284,469	40,861
Intercompany receivables	499,276	870,818	125,085
Prepayments and other current assets	769,824	534,144	76,725
Total current assets	2,635,289	2,965,609	425,983

Non-current assets
Long-term investments	1,022,453	1,009,049	144,941
Property and equipment, net	137,267	129,469	18,597
Intangible assets, net	85,388	91,953	13,208
Operating lease right-of-use assets, net	—	68,193	9,795
Goodwill	137,074	185,004	26,574
Other non-current assets	66,335	82,422	11,839
Total non-current assets	1,448,517	1,566,090	224,954
Total assets	4,083,806	4,531,699	650,937

LIABILITIES
Current liabilities
Short-term borrowings	47,205	184,000	26,430
Accounts and notes payable	1,251,543	1,149,051	165,051
Intercompany payable	5,141,083	5,241,312	752,867
Salary and welfare payable	82,254	81,144	11,656
Taxes payable	11,809	6,519	937
Advances from customers	998,041	1,104,505	158,652
Operating lease liabilities, current	—	30,779	4,420
Accrued expenses and other current liabilities	300,238	794,633	114,142
Total current liabilities	7,832,173	8,591,943	1,234,155

Non-current liabilities
Operating lease liabilities, non-current	—	42,155	6,055
Deferred tax liabilities	17,838	20,112	2,889
Total non-current liabilities	17,838	62,267	8,944
Total liabilities	7,850,011	8,654,210	1,243,099

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(b) Principles of Consolidation - continued

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues	1,954,746	1,524,924	1,181,747	169,747
Net loss	(348,755)	(29,031)	(334,832)	(48,096)
Net cash (used in)/provided by operating activities	(232,926)	31,282	(505,492)	(72,609)
Net cash used in investing activities	(1,021,286)	(465,029)	(246,340)	(35,385)
Net cash provided by financing activities	1,303,661	569,565	680,822	97,794

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

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include fair value of short-term and long-term investments, recoverability of receivables, estimated useful lives of property and equipment and intangible assets, impairment for goodwill and long-lived assets, the purchase price allocation and fair value of contingent considerations with respect to business combinations, fair value of share-based payment arrangements, subsequent measurement of equity investments using measurement alternative, valuation allowance for deferred tax assets and the determination of uncertain tax positions.

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

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.9618 on December 31, 2019, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2019, or at any other rate.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, amounts due from and due to related parties, long-term investments in financial products, borrowings, operating lease liabilities, contingent consideration for acquisitions and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments except for certain investments which are carried at fair value at each balance sheet date. Certain short-term and long-term investments in financial products and securities classified within Level 2 are valued using directly or indirectly observable inputs in the market place. Certain investments in financial products classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant Other Observable Inputs (Level 2) As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Short-term investments	562,794	1,113,536	159,949
Long-term investments	52,441	282,995	40,650

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(e) Fair Value Measurement - continued

	Fair Value Measurement Using Unobservable Inputs (Level 3) As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Short-term investments	255,237	114,043	16,381
Long-term investments	844,843	711,927	102,262
Contingent consideration for acquisitions - short term	25,692	19,273	2,768
Contingent consideration for acquisitions - long term	10,764	10,947	1,573

The roll forward of major Level 3 investments are as following:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Fair value of Level 3 investment at the beginning of the year	—	1,100,080	158,017
Addition	1,547,135	494,100	70,973
Decrease	(457,564)	(795,587)	(114,279)
The change in fair value of the investments	10,509	27,377	3,932
Fair value of Level 3 investment at the end of the year	1,100,080	825,970	118,643

The Company determined the fair value of its investments by using income approach with significant unobservable inputs of future cashflows and discount rate ranging from 2.0% to 10.0%.

The roll forward of contingent consideration for acquisitions is as below:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	38,116	36,456	5,237
Addition	10,382	7,341	1,055
Net change in fair value	(5,242)	344	49
Payment	(6,800)	(13,921)	(2,000)
Balance at the end of the year	36,456	30,220	4,341

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on consolidated balance sheet as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cash and cash equivalents	484,101	560,356	295,463	42,441
Restricted cash	91,810	270,670	327,052	46,978
Total	575,911	831,026	622,515	89,419

(h) Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which are due between three months and one year and stated at amortized cost; and (ii) equity securities and investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2017, 2018 and 2019.

(i) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less an allowance for doubtful accounts. The Group reviews accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. The Group evaluates the collectability of accounts receivable considering many factors including reviewing accounts receivable balances, historical bad debt rates, payment patterns, counterparties’ credit worthiness and financial conditions, and industry trend analysis. The Group recognized allowance for doubtful accounts of RMB13,332, RMB3,299 and RMB28,443 for the years ended December 31, 2017, 2018 and 2019, respectively.

The following table summarized the details of the Group’s allowance for doubtful accounts:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	4,856	16,905	20,204	2,902
Addition	13,332	4,200	30,023	4,313
Reversal	—	(901)	(1,580)	(227)
Write-offs	(1,283)	—	—	—
Balance at the end of year	16,905	20,204	48,647	6,988

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

Other long-term investments

Other long-term investments include financial products with maturities over one year and investments in securities including corporate bonds, perpetual bonds and preferred shares issued by third party companies, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

No event had occurred and indicated that other-than-temporary impairment existed and therefore the Group did not record any impairment charges for its investments for the years ended December 31, 2017, 2018 and 2019.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(k) Property and Equipment - continued

Construction in progress represents leasehold improvements and office buildings under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and buildings and depreciation commences when the asset is ready for its intended use.

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

(m) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-used software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB19,545, RMB75,443 and RMB56,927 for the years ended December 31, 2017, 2018 and 2019, respectively. The amortization expense for capitalized software costs amounted to RMB5,729, RMB14,699 and RMB36,983 for the years ended December 31, 2017, 2018 and 2019, respectively. The unamortized amount of capitalized internal use software development costs was RMB111,628 as of December 31, 2019.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(o) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 1 to 5 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, software, technology, non-compete agreements, travel licenses, insurance agency license and business cooperation agreement with JD.com Inc., which are amortized on a straight-line basis over their estimated useful lives of 1 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group recognized impairment charges for intangible assets of nil, nil and RMB32,014 for the years ended December 31, 2017, 2018 and 2019. Refer to note 5 for details.

(p) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group early adopted ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Management performed annual goodwill impairment test and no impairment loss was recognized for the years ended December 31, 2017 and 2018.

As of December 31, 2019, management performed qualitative assessment and determined it was necessary to perform a step 1 goodwill impairment test. Discounted cash flow analysis was used to estimate the fair value of the reporting unit with certain key assumptions including future revenue growth rate, gross margin, working capital level, capital expenditure, the terminal value of the reporting unit and the discount rate. Based on the result of the test, the fair value of the reporting unit was higher than its carrying value as at December 31, 2019 and therefore, no impairment loss was recognized for the year ended December 31, 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(q) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. No impairment of long-lived assets was recognized during the years ended December 31, 2017, 2018 and 2019, except for impairment charges for intangible assets ( Note 2(o)).

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

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The Group early adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. There are no significant estimates in the Group’s revenue arrangements.

Packaged tours: Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Since the beginning of 2017, the Group has implemented certain changes in its arrangements with the tour operators. The Group’s role in the organized tour arrangements has changed from being a principal into an agent that provides tour booking services to the tour operators and travellers. Under the current organized tour arrangements, the tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. As a result of the change of the Group’s role, starting from January 1, 2017, revenues from organized tours (except for those that the Group takes substantive inventory risks and the self-operated local tour operator business in which the Group acts as a principal, as discussed below) are generally reported on net basis, representing the difference between what the Group receives from the travellers and the amounts due to the tour operators.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Revenue Recognition - continued

Under certain circumstances, the Group may enter into contractual commitments with suppliers to reserve tours, and is required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that the Group undertakes inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that the Group undertakes substantive inventory risk were RMB497,918, RMB241,181 and RMB166,186 for the years ended December 31, 2017, 2018 and 2019, which were recorded in revenues from packaged tours.

From 2018, the Group expanded its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group's behalf, and hence sets up the price for the tour. Besides, the Group is primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606. Revenues from the self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB509,737 and RMB724,239 for the years ended December 31, 2018 and 2019, which were recorded in revenues from packaged tours.

Under ASC 606, starting from January 1, 2017, under the current arrangements for the organized tours (except for the self-operated local tour operator business in which the Group acts as a principal, as discussed above), for which the Group's role was changed into an agent, revenues are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

Under ASC 606, revenues from self-guided tours are recognized when the tours depart.

Other revenues: Other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that the Group provides primarily to domestic and foreign tourism boards and bureaus, fees for service that the Group provides for accommodation and transportation, and (iv) service fees for financial services and interest income for yield enhancement products. Revenue is recognized when the services are rendered or when the tickets are issued.

From 2016 in certain cases, the Group purchased yield enhancement products with maturities ranged from three months to two years from the Exchanges and trust companies and split these products into smaller amount yield enhancement products with lower yield rate and shorter maturities within one year, which were offered to individual investors through the Group’s online platform. The split of the products were arranged by Exchanges. Interest revenue and interest cost of RMB50,867 and RMB34,499 were recorded in other revenue and cost of revenue, respectively, for the year ended December 31, 2017. This business was terminated in 2018.

The Group also provided account receivables factoring service and cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2018 and 2019 were RMB117,537 RMB97,016, respectively.

The Group provided online lending service in 2017 and fees charged in connection with this service was RMB220,701 for the year ended December 31, 2017. This service was terminated in late 2017.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(s) Revenue Recognition - continued

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. As of December 31, 2018 and 2019, liabilities recorded related to membership points and cash rewards were RMB1,395 and RMB9,374, respectively.

Value-added tax and surcharges

The Group’s business is subject to value-added tax (“VAT”) since May 1, 2016, and the Group is permitted to offset input VAT (VAT that is paid in the acquisition of goods or services, and which is supported by valid VAT invoices received from vendors) against their VAT liability. VAT on the taxable revenue collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities. The Group is also subject to certain government surcharges on VAT payable in the PRC and these surcharges are recorded in cost of revenues.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(t) Cost of Revenues

Cost of revenues mainly consists of salaries and other compensation-related expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, interest expenses for yield enhancement products, and other service fee for financial service. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business since 2018, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Losses arising from the committed tour reservations were recorded as deductions to revenues, which were RMB11,009 for the year ended December 31, 2017 and were insignificant for the years ended December 31, 2018 and 2019.

(u) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expenses and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB302,987, RMB222,073 and RMB223,522 for the years ended December 31, 2017, 2018 and 2019, respectively.

(v) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses for the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (Note 2(m)).

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(w) Leases

The Company applied ASC 842, Leases, on January 1, 2019 by using the optional transition method at the adoption date without recasting comparative periods. The Company determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in operating lease right-of-use (“ROU”) assets, net, operating lease liabilities, current and operating lease liabilities, non-current on its consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

Upon the adoption of the new lease standard, on January 1, 2019, the Company recognized operating lease asset of RMB180,327 and total operating lease liabilities of RMB182,700 (including a current liability of RMB92,969) in the consolidated balance. There was no impact to retained earnings at adoption.

(x) Share-based Compensation

The Company applies ASC 718, “Compensation — Stock Compensation” to account for its share-based compensation program including share options and restricted shares. In accordance with the guidance, the Company determines whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. For options, the fair values are calculated using the binominal option pricing model. Share-based compensation expenses are recorded net of an estimated forfeiture rate over the required service period using the straight-line method. The modifications of the terms or conditions of the shared-based award are treated as an exchange of the original award for a new award. The incremental compensation expense is equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For options already vested as of the modification date, the Company immediately recognized the incremental value as compensation expenses. For options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these options.

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

Uncertain tax positions

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(z) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB263,618, RMB222,304 and RMB217,199 for the years ended December 31, 2017, 2018 and 2019, respectively.

(aa) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB27,322, RMB51,357 and RMB24,608 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(ad) Treasury stock

On January 12, 2018, the Company’s board of directors authorized a share repurchase program under which the Company was authorized to repurchase up to US$100 million worth of the Company’s ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets. For the year ended December 31, 2019, the Group reissued 964,128 shares to employees upon their exercise of share options or vesting of restricted share units under the Group’s share compensation plans. The Company recognizes the difference in additional paid-in capital on the reissuance of the shares when reissuing treasury stock at an amount different from the average cost the Company paid to repurchase the treasury stock.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(af) Recently Issued Accounting Pronouncements – continued

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The FASB further issued Accounting Standards Update No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2018-19, Accounting Standards Update No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-04, Accounting Standards Update No. 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief,” or ASU 2019-05, Accounting Standards Update No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates,” or ASU 2019-10 and Accounting Standards Update No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-11. The amendments in these ASUs provide clarifications to ASU 2016-13.

The Group will adopt the new standard effective from January 1, 2020, which is not expected to have a material impact on the Company’s consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies - continued

(af) Recently Issued Accounting Pronouncements - continued

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect a significant impact on its consolidated financial statements.

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, accounts receivables balances, due from related parties and long-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and time deposit, which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from individual customers, corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on those customers and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2017, 2018 and 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration - continued

(a) Credit and Concentration Risks - continued

The Group has purchased equity securities, securities including corporate bonds, perpetual bonds and preferred shared and financial products issued by banks, companies and other financial institutions. The Group also provided account receivables factoring service and cash lending service to customers. The Group has set up a risk evaluation system on the issuers of credit quality, ultimate borrowers of asset management schemes, and conducts collectability assessment of the financial assets and loan receivables on timely basis.

For balances where there is indication of impairment, the Group’s collectability assessment considers duration of credit periods, the credit standing of the borrowers and parties that have guaranteed the repayment of the debts, the quality of assets pledged, the borrowers’ repayment plans and an evaluation of default risk by reference to relevant information that is publicly available.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Travel agencies

During the year ended December 31, 2019, the Group acquired 51% and 63.51% of controlling equity interests in an offline agency and an online travel agency, respectively. The Group expanded its tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB59,981 including cash consideration of RMB52,640 and an accrual in the amount of RMB7,341 representing the fair value of contingent consideration to be made based on the achievement of profit target over the next four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2019, the Group made an upward adjustment of the fair value of the contingent consideration by RMB2,265 based on the reassessment of achievement of profit target. The contingent consideration is due in installments annually over the next four years.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including cash acquired of RMB18.9 million)	37,712
Including:
Customer Relationship	16,889	5.75-11.2 years
Technology	9,230	5.5 years
Goodwill	72,598
Deferred tax liability	(6,530)
Noncontrolling interests	(43,799)
Total consideration	59,981

During the year ended December 31, 2018, the Group acquired 80% of controlling equity interests of an online travel agency to expand Tuniu’s overseas business network and further enhance the Company’s competitive position. The total purchase price of RMB20,234 including cash consideration of RMB9,852 and an accrual in the amount of RMB10,382 representing the fair value of contingent consideration to be made based on the achievement of profit target over the next four years. The fair value of the contingent consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2019, the Group paid RMB3,800 of the contingent consideration, and made an downward adjustment of the fair value of the contingent consideration by RMB2,311 based on the reassessment of achievement of profit target. As of December 31, 2019, the carrying value of total unpaid contingent consideration was RMB4,271, which is expected to be paid in increments annually over the next three years.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including cash acquired of RMB6.4 million)	13,430
Including:
Technology	4,300	9.4 years
Goodwill	11,770
Deferred tax liability	(1,075)
Noncontrolling interests	(3,891)
Total consideration	20,234

During the year ended December 31, 2016, the Group acquired 100% of controlling equity interests of an offline travel agency to further expand the Group’s overseas tourism market and promote the Group’s destination service. The total purchase price of RMB28,077, including cash consideration of RMB16,507 and an accrual in the amount of RMB11,570 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next four years. The fair value of the contingent consideration was estimated using a probability-weighted scenario analysis method. Key assumption included probabilities assigned to each scenario and a discount rate. During the year ended December 31, 2017, the Group paid RMB3,600 of the contingent consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB1,030 based on the reassessment of achievement of revenue and profit target. During the year ended December 31, 2018, the Group paid RMB3,600 of the contingent consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB730. During the year ended December 31, 2019, the Group paid RMB3,100 of the contingent consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB390 based on the reassessment of achievement of revenue and profit target. As of December 31, 2019, the carrying value of total unpaid contingent consideration was RMB4,100, which is expected to be paid next year.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

	Amount	Estimated useful lives
Net assets (including cash acquired of RMB8.3 million)	19,047
Including:
Trade names	2,464	9.5years
Non-compete agreement	3,676	6 years
Goodwill	10,565
Deferred tax liability	(1,535)
Total consideration	28,077

During the year ended December 31, 2015, the Group acquired the 100%, 100%, 75.02% and 80% of controlling equity interests in four offline travel agencies, respectively. The Group expanded its tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB115,498 included cash consideration of RMB100,163 and RMB15,335 representing the fair value of contingent consideration to be made based on the achievement of certain revenue and profit target over the next three to four years. During the year ended December 31, 2017, the Group paid RMB3,200 of the contingent consideration, and made an upward adjustment of the fair value of the contingent consideration by RMB4,542. During the year ended December 31, 2018, the Group paid RMB3,200 of the contingent consideration, and made an downward adjustment of the fair value of the contingent consideration by RMB5,972 based on the reassessment of achievement of revenue and profit target. During the year ended December 31, 2019, the Group paid RMB7,021 of the contingent consideration.

The business acquisitions were accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed:

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition - continued

Travel agencies - continued

	Amount	Estimated useful lives
Net assets (including the cash acquired of 24 million)	22,501
Including:
Travel licenses	25,100	20 years
Customer relationship	13,458	14.25-14.5 years
Trade names	39,170	7-14 years
Software	3,013	5 years
Non-compete agreement	1,683	3.5-5.25 years
Goodwill	133,324
Deferred tax liability	(20,606)
Noncontrolling interests	(19,721)
Total considerations	115,498

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

Pro forma results of operations for all of the acquisitions described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

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

The summary of the fair value of acquired intangible assets as of the transaction date was as follows:

	Amount	Estimated useful lives
Exclusive operation right of leisure travel channel	405,406	5 years
Preferred partnership of hotel and air ticket reservation service	1,431	5 years
Internet traffic support	139,358	5 years
Marketing support	114,020	5 years
Total consideration	660,215

As of December 31, 2019, the net carrying value of the exclusive operation right of leisure travel channel was below its fair value determined using the excess earning method with certain key assumption including revenue, EBIT margin and discount rate. Accordingly, an impairment charge of RMB32,014 was recognized for the year ended December 31, 2019.

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	716,761	475,828	68,348
Interest income receivable	11,984	14,876	2,137
Prepayment for advertising expenses	9,536	8,417	1,209
Receivables in relation to factoring business	324,577	204,954	29,440
Loan receivables	454,953	439,189	63,086
Others	155,773	157,020	22,554
Total	1,673,584	1,300,284	186,774

Receivable in relation to factoring business and loan receivable are recorded in connection with the Group’s account receivable factoring service and cash lending service.

The Group recognized a net provision for other current assets of RMB32,476 and RMB124,581 for the years ended December 31, 2017 and 2019, respectively, and had a net reversal of RMB731 for the year ended December 31, 2018.

The following table summarized the details of the Group’s provision for prepayments and other current assets:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	25,622	30,632	29,901	4,295
Addition	32,476	6,009	132,825	19,079
Reversal	—	(6,740)	(8,244)	(1,184)
Transfer-out	(27,466)	—	—	—
Write-offs	—	—	—	—
Balance at the end of year	30,632	29,901	154,482	22,190

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments consist of equity investments, held-to-maturity investments and other long-term investments.

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Equity investments – equity method	42,500	99,338	14,269
Equity investments – measurement alternative	165,253	200,850	28,850
Held-to-maturity investments	197,469	10,502	1,508
Other long-term investments	897,284	994,922	142,912
Total	1,302,506	1,305,612	187,539

Equity investments

In February 2019, the Group invested RMB54,616 for 21.33% of equity interest in Nanjing Tengbang Jinhong Tourism Industry Investment Fund Partnership ("Tengbang"). The investment was accounted for as an equity-method investment due to the significant influence the Group has over the operating and financial policies of Tengbang as the Group has one of the five board seats of Tengbang. The group recognized a gain of RMB1,031 for the year ended December 31, 2019 from this investment. As of December 31, 2019, the carrying value of its equity investment was RMB55,647.

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42,500 for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment due to the significant influence the Group has over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. The group recognized a gain of RMB1,191 for the year ended December 31, 2019 from this investment. As of December 31, 2019, the carrying value of its equity investment was RMB43,691.

Financial information of above investees described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

With the adoption of ASU 2016-01 effective from 1 January 2018, the Group elected a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. During the years ended December 31, 2018 and 2019, the Group remeasured certain equity investments based on the information obtained from observable transactions and recognized gains of RMB12,581 and RMB18,356, respectively. In addition, the Group made several equity investments of this kind with the total cost of RMB17,240 for the year ended December 31, 2019.

Held-to-maturity investments

During 2018, the Group made investments in time deposits and several corporate bonds that the Group has intention and ability to hold these investments till maturity. The Group classified these investments as held-to-maturity investments, and the carrying value of such investments was RMB197,469 as of December 31, 2018. In 2019, the Group disposed one of these corporate bonds and classified the remaining corporate bonds as other long-term investments, which are subsequently measured at fair value as the intention of holding to maturity was no longer existing. As of December 31, 2019, the carrying value of RMB10,502 represented the Group’s investments in time deposits.

Other long-term investments

The Group also made several investments in financial products with maturities over one year and securities including corporate bonds, perpetual bonds and preferred shares issued by companies. The Group measured these other long-term investments at the fair value and the carrying value was RMB897,284 and RMB994,922 as of December 31, 2018 and 2019, respectively.

No impairment loss was recognized for long-term investments for the years ended December 31, 2017, 2018 and 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	149,634	149,191	21,430
Leasehold improvements	106,871	119,934	17,227
Buildings	5,547	4,466	642
Furniture and fixtures	18,334	18,339	2,634
Vehicles	6,744	15,483	2,224
Software	127,354	184,282	26,470
Others	—	2,044	294
Subtotal	414,484	493,739	70,921
Less: Accumulated depreciation	(241,030)	(325,304)	(46,727)
Property and equipment subject to depreciation	173,454	168,435	24,194
Construction in progress	13,906	54,905	7,887
Total	187,360	223,340	32,081

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 was RMB65,704, RMB67,077 and RMB84,273, respectively.

9. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Travel license	30,956	31,056	4,461
Insurance agency license	11,711	11,711	1,682
Software	58,187	74,535	10,706
Technology	4,300	4,300	618
Trade names	41,634	41,634	5,980
Business Cooperation Agreements	660,215	660,215	94,834
Supplier relationship	—	8,560	1,230
Customer relationship	13,458	21,787	3,130
Non-compete agreements	6,399	6,399	919
Subtotal	826,860	860,197	123,560
Less: Accumulated amortization	(508,975)	(661,916)	(95,078)
Less: Impairment	—	(32,014)	(4,599)
Total	317,885	166,267	23,883

During 2015, the Group acquired an insurance agency for the total consideration of RMB58,720 to acquire the insurance agency license. The insurance agency was a dormant company and was not qualified as a business as it had no input or process to create output. The Group accounted for this transaction as an asset acquisition and the difference between the cash consideration and net assets of the insurance agency was recorded as an insurance agency license at the amount of RMB11,711 which is amortized over 20 years on a straight line basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Intangible assets, net - continued

Amortization expenses for intangible assets were RMB150,092, RMB153,087 and RMB152,941 for the years ended December 31, 2017, 2018 and 2019, respectively.

Impairment charges for Business Cooperation Agreements were RMB32,014 for the year ended December 31, 2019 (Note 5).

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2020	69,332	9,959
2021	19,124	2,747
2022	13,444	1,931
2023	11,466	1,647
2024	10,458	1,502
Thereafter	42,443	6,097
Total	166,267	23,883

10. Land use right, net

Land use right, net, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Land use right	101,007	101,007	14,509
Less: Accumulated amortization	(171)	(2,233)	(321)
Net book value	100,836	98,774	14,188

In December 2018, the Group obtained the certificate for a land use right and started to amortize over the remaining lease period. Amortization expenses for land use right were RMB171 and RMB2,062 for the years ended December 31, 2018 and 2019, respectively.

11. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	147,639	159,409	22,898
Increase in goodwill related to acquisitions during the year	11,770	72,598	10,427
Accumulated impairment loss	—	—	—
Balance at the end of year	159,409	232,007	33,325

12. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Deposits	43,510	42,357	6,084
Loans receivables	31,501	36,003	5,172
Others	6,028	5,563	799
Balance at the end of year	81,039	83,923	12,055

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Short-term and long-term borrowings

The following is a summary of short-term borrowings:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Short-term borrowings	49,312	203,845	29,281
Long-term borrowings	4,492	9,689	1,392

As of December 31, 2018 and 2019, the Group had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 5.7% to 7.5% and 0.4% to 6.3% per annum, respectively, among which RMB144,000 short-term borrowings were collateralized by time deposits of RMB53,650 classified as short-term investments as of December 31, 2019.

As of December 31, 2018 and 2019, the Group had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.4% to 1.0% and 0.4% to 6.0% per annum, respectively, among which RMB2,300 long-term borrowings were guaranteed by a subsidiary of the Group and pledged by the land use right owned by the Group.

14. Leases

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining lease terms of one month to fifteen years.

Total lease costs were RMB110,993 for the year ended December 31, 2019, including short-term lease costs within 12 months of RMB21,726.

Consolidated balance sheet information related to leases is presented as follows:

	As of December 31,
	2019
	RMB	US$ (Note 2(d))
ASSETS
Operating lease right-of-use assets, net	105,839	15,203
LIABILITIES
Operating lease liabilities, current	57,490	8,258
Operating lease liabilities, non-current	54,718	7,860
Total	112,208	16,118

Supplemental cash flow information related to leases is as follows:

As of December 31,
2019
RMB
Cash paid for amounts included in the measurement of lease liabilities	73,315
Right-of-use assets obtained in exchange for operating lease liabilities	68,825

Other information related to lease is as follows:

As of December 31,
2019
Weighted average remaining lease term(years)	4.85
Weighted average discount rate	5%

As of December 31, 2019, maturities of lease liabilities (excluding lease payments of RMB 6,498 for the leases with lease terms less than one year) are as follows:

As of December 31,
2019
RMB
2020	59,719
2021	27,145
2022	8,869
2023	4,034
2024 and thereafter	27,356
Total minimum lease payments	127,123
Less: interest	(14,915)
Present value of lease obligations	112,208

As of December 31, 2018, minimum lease payments under the previous lease standard (“ASC 840”) were as follows:

As of December 31,
2018
RMB
2019	101,947
2020	75,523
2021	33,952
2022	3,712
2023 and thereafter	2,124
Total minimum lease payments	217,258

For the years ended December 31, 2017 and 2018, the Group recognized lease expense for RMB76,599 and RMB71,379, respectively, under ASC 840.

15. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users	35,119	32,416	4,656
Payable for business acquisition	25,722	20,032	2,877
Accrued liabilities related to customers incentive program	1,395	9,374	1,347
Accrued professional service fees	8,028	15,298	2,197
Accrued advertising expenses	63,531	34,755	4,992
Deposits received from suppliers	90,853	164,456	23,623
Accrued operating expenses	32,391	29,840	4,286
Advanced payment from banks	15,567	25,095	3,605
Discounted bank acceptance notes	142,000	537,000	77,135
Others	69,226	38,853	5,581
Total	483,832	907,119	130,299

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

Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest ranging from 2.8% to 5.7%.

  16. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2017, 2018 and 2019.

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

16. Income Taxes – continued

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

Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2019 for another three years. Similarly, Tuniu Nanjing Information Technology and Beijing Tuniu also obtained their HNTE certificates in December 2017 and November 2018 respectively. Therefore, Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu are eligible to enjoy a preferential tax rate of 15% in 2019 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities. If Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu fail to maintain their HNTE qualifications or renew their qualifications when their current terms expire, their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2017	2018	2019
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(17.3)	(37.7)	(15.8)
R&D expenses super-deduction	(2.3)	(20.5)	(3.8)
Non-deductible expenses and non-taxable income incurred	(1.7)	39.9	(2.1)
Difference in EIT rates of certain subsidiaries	(5.8)	(0.1)	(0.3)
Effect of preferential income tax rates	—	(6.5)	(3.1)
Total	(2.1)	(0.1)	(0.1)

The aggregate amount and per share effect of the tax holidays are as follows:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	—	12,877	22,274	3,199
Basic net loss per share effect	—	—	—	—
Diluted net loss per share effect	—	—	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Income Taxes - continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	4,468	10,485	1,506
Net operating loss carry forwards	1,180,159	1,161,298	166,810
Carryforwards of deductible advertising expenses	9,842	12,237	1,758
Allowance for doubtful accounts	12,957	62,276	8,945
Subtotal	1,207,426	1,246,296	179,019
Less: valuation allowance	(1,207,426)	(1,246,296)	(179,019)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(19,855)	(23,658)	(3,398)
Total non-current deferred tax liabilities, net	(19,855)	(23,658)	(3,398)

As of December 31, 2019, the Group had net operating loss carryforwards of RMB1,161,298 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2020 for the amount of RMB1,220,669 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2021 and 2024. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2018 and 2019, valuation allowances of RMB1,207,426 and RMB1,246,296 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	1,068,082	1,198,872	1,207,426	173,436
Additions	189,090	128,464	143,227	20,573
Written-off for expiration of net operating losses	(16,421)	(10,584)	(98,818)	(14,194)
Utilization of previously unrecognized tax losses and deductible advertising expenses	(41,879)	(109,326)	(5,539)	(796)
Balance at the end of the year	1,198,872	1,207,426	1,246,296	179,019

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Redeemable noncontrolling interests

In December 2016, the Group entered into an investment agreement with certain investors (“noncontrolling shareholders”) to establish a subsidiary. The noncontrolling shareholders contributed RMB90,000 and held 30% equity interest. Pursuant to the investment agreement, the noncontrolling shareholders have the option to request the Group to redeem their equity interests at an agreed price after three years of the investment. In April 2018, the Group agreed with one of the noncontrolling shareholders to purchase its 10% equity interest of the subsidiary at the cost of RMB30,000. In December 2019, the Group agreed with one of the noncontrolling shareholders to purchase its 10% equity interest of the subsidiary at the cost of RMB37,733.

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

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	90,072	96,719	69,319	9,956
Repurchase of redeemable noncontrolling interests	—	(30,000)	(37,733)	(5,420)
Net income attributable to redeemable noncontrolling interests	922	178	980	141
Accretion on redeemable noncontrolling interests	5,725	2,422	4,634	666
Balance as of December 31	96,719	69,319	37,200	5,343

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18. Ordinary Shares

On February 13, 2014, the Board approved that all of the Company’s existing ordinary shares would be redesignated as Class B ordinary shares and all of the Company’s outstanding preferred shares would be redesignated or automatically converted into Class B ordinary shares immediately prior to the completion of the Company’s initial public offering (“IPO”). All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

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

On May 8, 2015, the Company entered into share subscription agreements with Fabulous Jade Global Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Esta Investments Pte. Ltd., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., and Sequoia Capital 2010 CV Holdco, Ltd., pursuant to which the Company issued 93,750,000 Class A ordinary shares for the cash consideration of US$400 million (RMB2,445 million) and certain business resource contributed by JD as part of Business Cooperation Agreement with the Company. The total consideration was RMB3,104,457, including fair value of acquired Business Cooperation Agreement of RMB660,215(Note 5), net of issuance cost of RMB1,078. The transaction was closed on May 22, 2015.

On November 20, 2015, the Company entered into a share subscription agreement with HNA Tourism Holdings Group Co., Ltd. (“HNA Tourism”), pursuant to which the Company issued 90,909,091 Class A ordinary shares for a total proceeds of RMB3,279 million (US$500 million). The transaction was closed on January 21, 2016.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant share options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 11,500,000 ordinary shares. In December 2012, the Board of Directors approved an increase in the number of shares available for issuance under the plan to 18,375,140 ordinary shares. In April 2014 the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis. Pursuant to the Evergreen Provision, the maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 36,464,263 Class A ordinary shares in December 2014, August 2015 and December 2016, respectively, reaching a total of 41,964,263 Class A ordinary shares.

The share options and restricted shares granted under the 2008 plan initially have a contractual term of six years, and grants under the 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan generally vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2008 plan, incentive awards are only exercisable upon occurrence of certain defined exercisable events. The Group did not recognize any share-based compensation expense for the awards granted until the completion of the Company’s IPO on May 9, 2014 upon which the performance condition was satisfied. As of December 31, 2019, 19,872,396 options and 126,894 restricted shares were outstanding under the 2008 and 2014 plan.

 The Group recognized share-based compensation expense of RMB98,675 RMB68,738 and RMB61,736 for the years ended December 31, 2017, 2018 and 2019, respectively, which was classified as follows:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	1,075	1,483	4,006	575
Research and product development	6,864	9,124	12,057	1,732
Sales and marketing	1,650	1,305	3,321	477
General and administrative	89,086	56,826	42,352	6,083
Total	98,675	68,738	61,736	8,867

Share options

The following table summarizes the Company’s option activities:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$’000
Outstanding at January 1, 2019	20,507,371	1.81	6.77	6,879
Granted	4,340,586	0.0033
Exercised	(897,549)	0.02
Forfeited	(1,735,099)	1.78
Modified	(2,342,913)	0.0033
Outstanding at December 31, 2019	19,872,396	1.74	5.85	3,914
Vested and expected to vest at December 31, 2019	18,248,502	1.75	5.73	3,701
Exercisable at December 31, 2019	15,285,810	1.73	5.17	3,818

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses - continued

On February 15, 2017, the Company extended the contract life of 2,435,709 share options granted under the 2008 plan from six years to ten years. On March 1, 2018, the Company extended the contract life of 200,523 share options granted under the 2008 plan from six years to ten years. The incremental compensation expense for the modifications were insignificant and were recognized immediately since the share options were fully vested at the time of the modifications.

In June 2019, the Company completed a one-time modification of share options, pursuant to which certain eligible employees were offered to replace certain unvested share options granted to them with cash awards. The price of cash awards were the same as the fair value of share options on grant date and still requires the same employees’ continuous employments with the Company for the remaining period and will be paid in installment. As a result, 2,342,913 options were replaced. The incremental compensation cost of this modification was immaterial. As of December 31, 2019, the unpaid liabilities associated with these cash awards were RMB4,543.

The total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was RMB103,082, RMB11,026 and RMB6,857(US$985), respectively.

The weighted-average grant date fair value for options granted during the years ended December 31, 2017, 2018 and 2019 was US$2.66, US$1.28 and US$1.50, respectively, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2017, 2018, and 2019 was RMB82,814, RMB73,997 and RMB25,461(US$3,657), respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses - continued

The grant date fair value of each option is calculated using a binomial option pricing model with the following assumptions:

	2017	2018	2019
Expected volatility	51.39%-52.4%	49.9%	48.05%
Risk-free interest rate	2.21%-2.45%	2.97%	2.72%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%	0%
Time to maturity (in years)	10	10	10
Expected forfeiture rate (post-vesting)	0%-20%	0%-20%	0%-20%
Fair value of the common share on the date of option grant	US$1.39-2.92 (RMB9.05-18.98)	US$1.24-1.35 (RMB8.54-9.31)	US$1.5 (RMB10.42)

As of December 31, 2019, there was RMB1,915 in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 2.35 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2017, 2018 and 2019 were RMB2,468, RMB1,470 and RMB610(US$88), respectively.

The fair value of restricted shares with service conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of restricted shares	Weighted average grant date fair value
Restricted shares as of January 1, 2019	223,399	2.54
Granted	—	—
Vested	(66,579)	2.59
Forfeited	(29,926)	3.76
Restricted shares as of December 31, 2019	126,894	2.23
Vested and expected to vest at December 31, 2019	126,894	2.23

As of December 31, 2019, there was RMB1,915 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 2.35 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(767,304)	(185,512)	(694,565)	(99,767)
Accretion on redeemable noncontrolling interests	(5,725)	(2,422)	(4,634)	(666)
Numerator for basic and diluted net loss per share	(773,029)	(187,934)	(699,199)	(100,433)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	378,230,039	377,744,381	369,472,880	369,472,880
Loss per share-basic and diluted	(2.04)	(0.50)	(1.89)	(0.27)

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and unvested restricted shares with the number of 17,269,396, 8,316,843 and 8,776,330, for the years ended December 31, 2017, 2018 and 2019, respectively.

21. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB1,356 million, or 50.0% of the Group’s total consolidated net assets as of December 31, 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22. Commitments and Contingencies

(a) Capital Commitments

As of December 31, 2019, capital commitments relating to leasehold improvement, purchase of equipment and construction of office building were approximately RMB220,355.

(b) Contingencies

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

(c) Other commitments

Deposits or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB242 million and RMB446 million as of December 31, 2018 and 2019, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Ctrip”)	one board director of the Group
JD.com, Inc. (“JD”)	one board director of the Group
HNA Tourism Holdings Group Co., Ltd. (“HNA Tourism”)	two board directors of the Group
Black Fish Group Ltd. (“Black Fish”)	founded by one of the former principal shareholders of the Group
Fullshare Holdings Limited (“Fullshare”)	a principal shareholder of the Group

On May 25, 2018, Fullshare completed the purchase of 4,104,137 Class A ordinary shares and 6,949,997 Class B ordinary shares from the Group’s previous principal shareholder Mr. Haifeng Yan. Since then, Haifeng Yan was no longer the Group’s principal shareholder and Black Fish founded by Mr. Haifeng Yan ceased to be the Group’s related party.

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

The Group sells packaged tours through Ctrip’s online platform and the commission fees to Ctrip were insignificant. The Group purchased travelling products from Ctrip’s online platform, which were insignificant. Revenues from Ctrip consist of commission fees for the booking of hotel rooms and air tickets through the Group’s online platform, amounted of RMB61.5 million, RMB161.7 million and RMB65.7 million (US$ 9.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The Group also purchased travelling products from JD’s channels at the amount of RMB nil, RMB23,509 and RMB49,399 for the years ended December 31, 2017, 2018 and 2019, respectively.

In 2017, the Group disposed several subsidiaries to Black Fish with nominal consideration. As of the disposal date, these subsidiaries were in deficit positions and disposal gain was insignificant in the Group’s consolidated statement of comprehensive income.

Black Fish entered into cooperation agreements with the Group in 2017 for provision of services in relation to the Group’s online lending services. The amount of service fees charged by Black Fish was RMB155.9 million (US$24.0 million) for the year ended December 31, 2017. Black Fish also purchased loan receivable assets related to the lending business from the Group at the consideration of RMB140.0 million as the Group terminated these cooperation agreements and stopped granting loans to individuals in 2017. The Group have not transacted with Black Fish for the years ended December 31, 2018 and 2019.

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism for total consideration of RMB3,279 million (US$500 million).

HNA Tourism agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules, and the Group undertook to acquire no less than US$100 million products and services sourced from HNA Tourism over the next two years. The Group purchased RMB394.7 million, RMB588.9 million, RMB443.1 million (US$63.6 million) air tickets from HNA Tourism for the year ended December 31, 2017, 2018 and 2019, respectively. The Group sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant.

In December 2017, the Group provided financing to an affiliate of HNA Tourism (the "HNA Affiliate") amounting to RMB40.0 million (US$5.7 million) by purchasing private placement notes issued by the HNA Affiliate (the “Notes Financing”), with the interest rate of 8.5%, which was repayable in one year. The Notes Financing was guaranteed by another affiliate of HNA Tourism. The Notes Financing was extended for one year upon original maturity in December 2018 with the same interest rate and was further pledged by certain equity investment held by HNA Affiliate. In May 2018, the Group provided financing in the form of accounts receivable factoring arrangement (the “Loan Financings”) to another affiliate of HNA Tourism amounting to RMB500 million (US$71.8 million) with the average interest rate of 14% per annum and service fee rate of 6%, which were repayable in one year. The Loan Financings were guaranteed by another affiliate of HNA Tourism. The Loan Financings were extended for one year upon original maturity in May 2019 with interest rate decreased to 6% per annum. The Group has received requests from these borrowers for extension of maturity of the Notes Financing and Loan Financings for another one year to December 2020 and May 2021, respectively.

As of December 31, 2019, the Group reviewed the recoverability of above Notes Financing and Loan Financings to reflect the credit risk associated with the respective outstanding balances. As of December 31, 2019, the Group recorded an allowance provision of RMB1.9 million and RMB21.3 million for the Notes Financing and the Loan Financings, respectively. As of December 31, 2019, the carrying value of the Notes Financing and the Loan Financings were RMB44.8 million and RMB512.8 million, respectively, which were presented in non-current assets, based on management’s estimates of time for collection. The interest income and service fee for the Notes Financing and the Loan Financings were RMB70.0 million and RMB27.8 million for the years ended 2018 and 2019, respectively.

During the year ended December 31, 2018, Fullshare made several prepayments to the Group for travelling products, which was RMB1.6 million in 2018. Fullshare has not made any prepayments to the Group in 2019.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances - continued

b)	Balances with related parties:

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Ctrip	11,091	23,759	3,413
Amounts due from JD	50,336	3,685	529
Amounts due from HNA Tourism	635,093	37,664	5,410
Total	696,520	65,108	9,352

Non-Current:
Long-term amounts due from HNA Tourism	—	557,582	80,092
Total	—	557,582	80,092

Current:
Amounts due to Ctrip	73,229	27,128	3,897
Amounts due to JD	2,350	136	19
Amounts due to HNA Tourism	—	2,491	358
Amounts due to Fullshare	1,580	—	—
Total	77,159	29,755	4,274

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

24. Subsequent events

From January 2020, the outbreak of a novel strain of coronavirus, named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past a few months.

The travel industry was particularly hard hit. Major airlines have cancelled flights to and from China for an extended period of time, which will further impact travel and tourism in China and across the world. Meanwhile, major governments across the world have implemented strict travel bans and adopted different control measures to curb the spread of the disease. In connection with intensifying efforts to contain the spread of COVID-19, the Ministry of Culture and Tourism of the People's Republic of China issued an notice on January 24, 2020 requiring travel agencies, including online travel agencies throughout the country to suspend the operation of organized tours and the provision of a combination of flight and hotel bookings, pursuant to which the Group was not able to sell packaged tours, which is a primary part of the Group’s business operation. Furthermore, Chinese government has taken a number of other actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The spread or fear of spread of contagious disease, such as COVID-19 has caused a significant decline in the level of business and leisure travel in certain regions or as a whole, and a significant decrease in the demand for the Group’s products and services, resulting in customer cancellations and refund requests and reduced new orders relating to the Group’s services. In addition, the Group’s business partners and travel suppliers, including overseas suppliers are also experiencing similar or more serious disruptions to their business operation. Furthermore, the Group has been taking other measures in response to the outbreak, including the adoption of modified operating hours, remote working arrangement and more stringent workplace sanitation measures.

As a result of the outbreak of COVID-19, the Group’s business, results of operations, financial positions and cash flows have been materially and adversely affected for the first two quarters of 2020 with potential impacts on subsequent periods, including but not limited to the significant decline in revenue and significant operating cash outflow due to the incremental cost incurred in responses to travelers’ cancellations and refund requests. The impacts of COVID-19 may also include additional allowance for doubtful accounts and impairment to the Group’s long-term assets. Because of the significant uncertainties surrounding the COVID-19, the exact financial impact is unpredictable and will depend on future developments, including new information which may emerge concerning the duration, severity, the reach of the COVID-19 outbreak globally and the actions taken by authorities and other entities to contain the COVID-19 outbreak, among others, all of which are beyond the Group's control. The Group will continue to closely monitor the impacts of COVID-19.

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	250	336	48
Amounts due from subsidiaries and Affiliated Entities	7,116,514	7,082,315	1,017,311
Prepayments and other current assets	226	237	34
Total current assets	7,116,990	7,082,888	1,017,393

Intangible assets	211,540	47,484	6,821
Total assets	7,328,530	7,130,372	1,024,214

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	10,989	9,102	1,307
Total current liabilities	10,989	9,102	1,307
Non-current liabilities
Investment deficit in subsidiaries and Affiliated Entities	3,967,178	4,410,640	633,549
Total non-current liabilities	3,967,178	4,410,640	633,549
Total liabilities	3,978,167	4,419,742	634,856

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2018 and 2019; 389,331,544 shares (including 371,958,044 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2018 and 2019)	249	249	36
Less: Treasury stock	(304,535)	(310,942)	(44,664)
Additional paid-in capital	9,061,979	9,113,512	1,309,074
Accumulated other comprehensive income	284,079	293,784	42,199
Accumulated deficit	(5,691,409)	(6,385,974)	(917,288)
Total Tuniu Corporation shareholders’ equity	3,350,363	2,710,629	389,357
Total liabilities and equity	7,328,530	7,130,371	1,024,213

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(6,715)	(3,147)	(3,903)	(561)
Share of loss of subsidiaries and affiliated entities	(761,841)	(183,670)	(689,252)	(99,005)
Total operating expenses	(768,556)	(186,817)	(693,155)	(99,566)
Loss from operations	(768,556)	(186,817)	(693,155)	(99,566)
Other income/(expenses)
Interest income	6	—	—	—
Foreign exchange losses, net	(12)	—	(2,457)	(353)
Other income, net	1,258	1,305	1,047	152
Loss before income tax expense	(767,304)	(185,512)	(694,565)	(99,767)

Net loss	(767,304)	(185,512)	(694,565)	(99,767)
Accretion on redeemable noncontrolling interests	(5,725)	(2,422)	(4,634)	(666)
Net loss attributable to ordinary shareholders	(773,029)	(187,934)	(699,199)	(100,433)

Net loss	(767,304)	(185,512)	(694,565)	(99,767)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	(128,539)	11,693	9,705	1,394
Comprehensive loss	(895,843)	(173,819)	(684,860)	(98,373)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(d))
Cash (used in)/provided by operating activities	(5,507)	1,266	(4,739)	(681)
Cash provided by investing activities	402,418	133,189	18,268	2,624
Cash used in financing activities	(98,805)	(134,485)	(13,438)	(1,930)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(301,241)	(13)	(5)	(1)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,135)	(43)	86	12
Cash, cash equivalents and restricted cash at the beginning of year	3,428	293	250	36
Cash, cash equivalents and restricted cash at the end of year	293	250	336	48
Supplemental disclosure of non-cash investing and financing activities
Receivables related to exercise of stock option	(385)	(23)	(55)	(8)

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

As of December 31, 2019, the parent company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.