Form 20-F/A
period 2019-12-31
Tuniu Corp
filed 2020-05-28
CIK 1597095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2019 of Tuniu Corporation (“Tuniu”), as originally filed with the U.S. Securities and Exchange Commission (the "SEC") on May 22, 2020 (the “Original Filing”). Tuniu is filing the Amendment solely to re-file exhibit 15.1 to correct a clerical error.

This Amendment speaks as of the filing date of the Original Filing on May 22, 2020. Other than as set forth above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure in the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any documents filed with or furnished to the SEC by Tuniu subsequent to May 22, 2020.

Item 19.	Exhibits

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

*	Filed with this Amendment No. 1 on Form 20-F/A

**	Furnished with this Amendment No. 1 on Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Tuniu Corporation

By:	/s/ Dunde Yu
Name:	Dunde Yu
Title:	Chairman and Chief Executive Officer

Date: May 28, 2020