Form 20-F
period 2020-12-31
Tuniu Corp
filed 2021-04-29
CIK 1597095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

◻    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

◻    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Anqiang Chen,, Financial Controller

Telephone: +(86) 25 86853969

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

371,958,044 Class A ordinary shares (including 18,842,688 Class A ordinary shares, represented by 6,280,896 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
◻ Yes ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	⌧

Non-accelerated filer	◻	Emerging growth company	☐

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

⌧ Yes   ◻ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board 	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
◻ Item 17 ◻ Item 18

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

◻ Yes ◻ No

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

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect as of December 31, 2020.

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.Selected Financial Data

The following table presents selected consolidated financial information for our company. The selected consolidated statements of comprehensive loss data for the three years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Packaged tours	10,147,148	1,589,353	1,830,630	1,886,822	302,359	46,339
Others	401,100	602,747	409,519	394,165	147,900	22,667

Total revenues	10,548,248	2,192,100	2,240,149	2,280,987	450,259	69,006
Less: Business and related taxes	(17,307)	—	—	—	—	—

Net revenues	10,530,941	2,192,100	2,240,149	2,280,987	450,259	69,006
Cost of revenues	(9,891,736)	(1,024,206)	(1,065,022)	(1,200,012)	(237,065)	(36,332)

Gross profit	639,205	1,167,894	1,175,127	1,080,975	213,194	32,674

Operating expenses:
Research and product development	(601,402)	(541,126)	(315,222)	(303,561)	(100,514)	(15,404)
Sales and marketing	(1,900,397)	(894,148)	(778,126)	(923,273)	(371,984)	(57,009)
General and administrative	(658,790)	(637,795)	(487,372)	(749,404)	(1,109,340)	(170,014)
Other operating income	22,323	21,749	56,599	24,419	27,849	4,268

Loss from operations	(2,499,061)	(883,426)	(348,994)	(870,844)	(1,340,795)	(205,485)
Other income/(expenses):
Interest and investment income, net	87,305	130,250	152,929	156,862	3,526	540
Interest expense	—	—	(7,918)	(34,052)	(32,266)	(4,945)
Foreign exchange (losses)/gains, net	(9,734)	(2,394)	(11,729)	(1,131)	18,720	2,869
Other (loss)/income, net	(2,553)	(121)	16,494	18,509	(253)	(39)

Loss before income tax expense	(2,424,043)	(755,691)	(199,218)	(730,656)	(1,351,068)	(207,060)
Income tax benefit/(expense)	1,711	(15,625)	(153)	(949)	6,641	1,018
Equity in income of affiliates	—	—	—	2,223	797	122

Net loss	(2,422,332)	(771,316)	(199,371)	(729,382)	(1,343,630)	(205,920)

Net loss attributable to noncontrolling interests	(15,104)	(4,934)	(14,037)	(35,797)	(35,674)	(5,467)
Net (loss)/income attributable to redeemable noncontrolling interests	(34)	922	178	980	—	—
Net loss attributable to Tuniu Corporation	(2,407,194)	(767,304)	(185,512)	(694,565)	(1,307,956)	(200,453)
Accretion on redeemable noncontrolling interests	(106)	(5,725)	(2,422)	(4,634)	—	—
Net loss attributable to ordinary shareholders	(2,407,300)	(773,029)	(187,934)	(699,199)	(1,307,956)	(200,453)

Net loss per ordinary share attributable to ordinary shareholders
Basic	(6.45)	(2.04)	(0.50)	(1.89)	(3.53)	(0.54)
Diluted	(6.45)	(2.04)	(0.50)	(1.89)	(3.53)	(0.54)
Net loss per ADS attributable to ordinary shareholders
Basic	(19.35)	(6.12)	(1.50)	(5.67)	(10.59)	(1.62)
Diluted	(19.35)	(6.12)	(1.50)	(5.67)	(10.59)	(1.62)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	373,347,855	378,230,039	377,744,381	369,472,880	370,240,040	370,240,040

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,085,236	484,101	560,356	295,463	213,538	32,726
Restricted cash	124,561	91,810	270,670	327,052	50,566	7,750
Short-term investments	3,603,497	3,084,634	859,211	1,305,386	1,353,670	207,459
Prepayments and other current assets	1,632,329	939,463	1,673,584	1,300,284	378,704	58,038
Long-term investments	58,764	484,991	1,302,506	1,305,612	266,866	40,899
Total assets	9,171,654	6,657,805	6,556,923	6,596,620	3,196,643	489,907
Accounts and notes payable	1,022,704	852,500	1,305,610	1,311,963	705,838	108,174
Advances from customers	1,806,493	1,210,615	1,058,946	1,113,879	208,762	31,994
Total liabilities	4,581,927	2,963,777	3,143,071	3,847,781	1,819,428	278,839
Redeemable noncontrolling interests	90,072	96,719	69,319	37,200	27,200	4,169
Ordinary shares	242	248	249	249	249	38
Total equity	4,499,655	3,597,309	3,344,533	2,711,639	1,350,015	206,899

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(2,239,444)	(418,649)	268,089	(120,461)	(1,313,115)	(201,243)
Net cash (used in)/provided by investing activities	(2,728,683)	615,554	153,992	(578,134)	1,159,063	177,633
Net cash provided by/(used in) financing activities	3,627,058	(784,766)	(145,212)	485,110	(209,546)	(32,114)

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business and Industry

Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak and spread.

The outbreak of a novel strain of coronavirus, named as COVID-19, in early 2020 has severely impacted China and the rest of the world. During the first quarter of 2021, another wave of COVID-19 infections emerged in China. As a result, the Chinese government took a number of actions, which included quarantining individuals infected with or suspected of having COVID-19, imposing travel restrictions in certain cities and towns and cancelling public activities, among others.

The current COVID-19 pandemic has already materially and adversely affected many aspect of our business. Normal economic life was sharply curtailed and the travel industry was particularly hard hit. Government authorities in major countries across the world have implemented strict travel bans and adopted different control measures to curb the spread of COVID-19. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included suspending operation of organized tours, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. In addition, we have taken measure in response to COVID-19, including adoption of modified operating hours, remote working arrangement and more stringent workplace sanitation measures, which have had a negative impact on our business operation. The spread or fear of spread of contagious disease, such as COVID-19 has caused a significant decline in the level of business and leisure travel in certain regions or as a whole, and a significant decrease in the demand for our products and services, resulting in customer cancellations and refund requests and reduced new orders relating to our services, which have materially and adversely affected our business, financial condition, results of operations and cash flows.

Furthermore, the payment or repayment ability or decision of our business partners and borrowers has been negatively affected by the outbreak of COVID-19, which has increased uncertainties relating to our collection of receivables, and has resulted in additional allowances for doubtful accounts. We have also recorded impairment provisions against certain of our long-term and short-term assets as the impacts of the COVID-19 pandemic on certain of our long-term and short-term assets are considered to be other than temporary. In addition, our business partners and travel suppliers, including overseas suppliers, are also experiencing similar or more serious disruptions to their business operation, which have negatively affected our business operation, financial condition, results of operations and cash flows. We have been affirmatively facilitating our customers in their cancellations, rescheduling and refund requests and working with our travel suppliers to weather the difficult situations, for which we have incurred and may continue to incur significant costs and expenses.

The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 around the world, and the prevalence of local, national and international travel restrictions which are highly uncertain and cannot be predicted. While we have seen recovery in the China travel market since the second half of 2020 due to the substantial containment of the COVID-19 pandemic in China, we have seen a slower recovery of the international travel market, and in turn, a slower recovery of our overseas travel business. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. Since the beginning of 2021, a few waves of COVID-19 infections have emerged in various regions of China, and varying levels of travel restrictions and encouragement of reduced travel during the Chinese New Year, were reinstated in China. These travel restrictions reduce users’ demand for our products, and are expected to materially and adversely affect our results of operations in the first quarter of 2021 and potentially beyond. We cannot assure you when these travel restrictions will be lifted. In light of the evolving nature of COVID-19 and the uncertainty it has produced, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operations, and financial condition, though we expect that our business operation, financial condition, results of operations and cash flows for the first two quarters of the fiscal year of 2021 will be materially and adversely affected by the COVID-19 outbreak and spread, including but not limited to the significant continued adverse impact on revenue and significant operating cash outflow due to the incremental cost incurred in responses to travelers’ cancellations and refund requests.

Declines or disruptions in the leisure travel industry may materially and adversely affect our business and results of operations.

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

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of other contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. For example, the travel industry was negatively impacted by the outbreak of Ebola hemorrhagic fever in West Africa beginning in March 2014, the disappearance of a Malaysia Airlines flight in March 2014 as well as the crashes of Malaysia Airlines and AirAsia flights in July and December 2014, respectively, the earthquake in Jiuzhaigou, China in August 2017, the volcanic eruption in Bali, Indonesia in November 2017, the boat capsizing accident in Phuket island, Thailand in July 2018, as well as the outbreak and spread of COVID-19 pandemic across the world since December 2019 till now, all of which had a negative impact on our target customers. See "— Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak and spread”. In addition, our overseas leisure travel business may be negatively affected by any adverse change in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrests, wars, imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the Nice terrorist attack in France, the coup in Turkey, the deployment of THAAD by South Korea in 2016, the political crisis in Maldives in 2018, and the protests in Hong Kong in 2019 and 2020, all negatively impacted short-term travel demand for the tours to the affected regions. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

We face risks related to natural disasters and health epidemics.

In addition to the impact of natural disasters and health epidmics on the leisure travel industry, other aspects of our business activities could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Nanjing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and provide services. Our business could also be adversely affected if our employees are affected by health epidemics, including the effects of the COVID-19 outbreak and spread in China and globally, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu or Severe Acute Respiratory Syndrome, or SARS. In addition, our business operation, financial condition, results of operations and cash flows could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarter is located in Nanjing, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Nanjing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Nanjing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

Participants in the online travel industry are continually developing new travel products and services in response to increasing customer demand and changing market environment. We strive to stay abreast of emerging and rapidly changing customer preferences and to continue to anticipate trends that will appeal to existing and potential customers. We will also continue to invest in research and development in order to constantly improve the speed, accuracy and comprehensiveness of our online platform. If we fail to keep on improving our travel products and services and platform at a competitive pace, we may lose customers to our competitors and may not attract new customers. In addition to packaged tours, we provide other travel-related services, such as sales of tourist attraction tickets, visa application services, hotel booking services, air ticketing services, train ticketing services, bus ticketing services, car rental services, insurance services and financial services. We intend to further broaden our product selection by extending our coverage of departing cities and travel destinations as well as offering more departure time selections. If we fail to continue to source quality travel products and services tailored to accommodate our customers’ changing needs and preferences, we may not be able to sell additional products and services to our current customers, retain our current customers or attract new customers, and our business, financial condition and results of operations will be materially and adversely affected.

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

We have incurred net losses historically and will likely continue to incur losses in the future as we grow our business. We had a net loss of RMB199.4 million, RMB729.4 million and RMB1,343.6 million (US$205.9 million) in 2018, 2019 and 2020, respectively. Our historical net losses were partially attributable to our spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and personnel related expenses. Also, the outbreak and spread of COVID-19 in 2020 caused temporary suspension of our businesses, which led to net losses including a material amount of impairment charges. We recorded impairment provisions and allowances against our long-term assets of RMB639.0 million (US$97.9 million) and short-term assets of RMB272.1 million (US$41.7 million) in 2020, and the outbreak and spread of COVID-19 may result in additional allowances for doubtful accounts and impairment provisions against our long-term assets as the impacts of COVID-19 pandemic on certain of our long-term and short-term assets are considered to be other than temporary. In addition, we expect that we will continue to incur expenses to further grow our business, which will affect our profitability and cash flow from operations in the future.

Our ability to achieve profitability is also affected by various factors that are beyond our control. For example, our revenues and profitability depend on the continual development of the online leisure travel industry in China and consumers’ preference to make travel bookings online. We cannot assure you that making travel bookings online will become more widely accepted in China or that consumers will increase their spending on online leisure travel booking. Factors negatively affecting travel suppliers’ profitability will in turn adversely affect our financial condition and results of operations.

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

Our mobile platform serves as an important and integral part of our customers’ research on travel-related information. It is difficult to predict the problems we may encounter in developing the mobile applications for newly released mobile devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. We are dependent on the interoperability of providing our products and services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our products and services or give preferential treatment to competing products and services could adversely affect the usability of our products and services on mobile devices. In addition, we rely upon third-party mobile application stores for users to download our mobile applications. As such, the promotion, distribution and operation of our mobile applications are subject to app stores’ standard terms and policies for app developers. As a result, we may fail to attract and retain a significant portion of the growing number of customers who search for and book travel products and services through mobile devices. We may also experience difficulties monetizing customer traffic to our mobile platform.

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

If our business expands, we will need to hire additional employees, including supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our online platform and customer service personnel to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, our customers may not have satisfactory experiences with us and may turn to our competitors, which may adversely affect our business and results of operations.

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

We may be subject to detrimental adverse publicity, malicious allegations or other conduct by individuals or entities, which could harm our reputation, adversely affect our business and the trading price of our ADSs.

We have been, and in the future may be, the target of adverse publicity, malicious allegations or other detrimental conduct by individuals or entities. Such allegations, directly or indirectly against us, may be posted in internet chat-rooms, on blogs, any website or mobile applicabtions by anyone on an anonymous basis. We may be required to spend significant time and incur substantial costs in response to such allegations or other detrimental conduct, and there is no assurance that we will be able to conclusively refute each of them within a reasonable period of time, or at all. Our reputation may be harmed as a result of the public dissemination of malicious allegations about our personnel, business, operations, accounting, prospects or business ethics, which in turn could adversely affect our business and the trading price of our ADSs.

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

The regulatory regime and practice with respect to online small credit companies are evolving and subject to uncertainty.

Government authorities have issued certain rules, laws and regulations to regulate the organization and business activities of online small credit companies. However, due to the lack of the detailed rules on interpretation and implementation of such rules, laws and regulations and the fact that the rules, laws and regulations are expected to continue to evolve with respect to the online small credit companies, there are uncertainties as to how such rules, laws and regulations will be interpreted and implemented and whether there will be new rules, laws or regulations issued which would set further requirements and restrictions on online small credit companies. In November 2020, the China Banking Regulatory Commission, or the CBRC which is now merged into the China Banking and Insurance Regulatory Commission, or the CBIRC, and the People’s Bank of China, or PBOC, published the draft Interim Measures for Online Small Credit Business, or the Draft Online Small Credit Measures, for public comment. See “ Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Small Credit Companies.” The Draft Online Small Credit Measures, if enacted in substantially the form published for public comment, will change regulatory requirements for online small credit business in various respects. We cannot assure you that our existing practice of the online small credit companies will be deemed to be in full compliance with all rules, laws and regulations that are applicable, or may become applicable to us in the future.

We have limited experience in operating our self-operated local tour operators, which may negatively affect our business, financial condition and results of operations.

Starting in 2016, we further strengthened our presence in the travel supply chain by introducing a number of self-operated local tour operators in major destinations such as Xiamen, Beijing and Changsha. We operate our domestic self-operated local tour operators primarily through Xiamen Suiwang International Travel Service Co., Ltd., a wholly owned subsidiary of us established in January 2016. Our self-operated local tour operators directly provide destination-based services to our organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. Similar to our travel suppliers, our self-operated local tour operators coordinate the tours based on pre-arranged itineraries and cover all components of the tours including transportations, accommodations, entertainments, meals and tour guide services. The tour guides directly serving our customers are either directly employed by us or working for us on a contract basis. By operating the self-operated local tour operators, we are able to exercise greater control over the quality of our trips and utilize years of data on travel preference to design more suitable products for consumers. As of February 28, 2021, we operate our own local tour operators in 32 domestic destinations and 6 international destinations.

We have limited experience in operating our self-operated local tour operators. The local leisure travel industry is highly fragmented, so our self-operated local tour operators may encounter fierce competition from peers and we may not generate the expected profits. Furthermore, if any destinations where we have self-operated local tour operators are negatively affected by external events such as earthquake or other natural disasters, pandemics or epidemics, such events may negatively affect the business of our self-operated local tour operator as it will be difficult for the affected self-operated local tour operators to change the pre-arranged itineraries of the customers. In addition, we may not be able to adequately control and ensure the quality of service provided by the tour guides directly serving our customers, in particular the tour guides working for us on a contract basis. If our tour guides fail to provide high quality services in a timely manner to our customer or violate any applicable PRC laws and regulations, or in the case of customer injury or death due to the negligence or misconduct of our tour guides, we may be liable for compensation, which may adversely affect our reputation, business, financial condition and results of operations.

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

In August 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which became effective in January 2019. The E-commerce Law strengthens the regulation on E-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the E-commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumer to opt out of search results targeting his or her personally characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sale of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain business license and other applicable licenses as required, and disclose information of such license at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc. Since the promulgation of the E-commerce Law, PRC government has promulgated implementation rules and opinions governing e-commerce industry, including measures governing administration of payment institutions’ foreign exchange related services provided to e-commerce operators and consumers, as well as guiding opinions on data interconnection and sharing between enterprises of express delivery and e-commerce industries, and the Measures for the Supervision and Administration of Online Trading which impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce.

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

In December 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information services providers, publish the Internet information services providers standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet information services providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. In August 2019, Cyberspace Administration of China promulgated Provisions on Online Protection of Children’s Personal Information, or the Children Personal Information Provisions, which came into effect in October 2019. The Children Personal Information Provisions impose higher requirements on network operators in terms of protection of children’s personal information, such as requiring network operators to adopt personal information protection rules and user agreements specifically for children’s personal information and appoint persons dedicated to be responsible for the protection of children’s personal information. In November 2019, Cyberspace Administration of China, together with other competent government authorities, published the Guidelines for Identifying Illegal Collection and Use of Personal Information via Apps, which describes 31 specific types of illegal collection or use of user’s personal information, divided into six categories. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Internet Privacy”. In July 2020, the Standing Committee of the National People's Congress of China released a draft data security law, or the Draft Data Security Law, for public comment. The Draft Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Draft Data Security Law also introduces a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data information. In October 2020, the Standing Committee of the National People's Congress of China released a draft personal information protection law, or the Draft Personal Information Protection Law, for public comment. The Draft Personal Information Protection Law provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent and requirements on processing of sensitive personal information. As the Draft Data Security Law and Draft Personal Information Protection Law have not been formally adopted and the requirements in the final adopted laws remain subject to change, we may be required to make further adjustments to our business practices to comply with the enacted form of the laws. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020. However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SOX. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

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

The outbreak of COVID-19 has had material adverse impacts on our cash flow for the fiscal year of 2020 with potential continuing impacts on subsequent periods. Together with the negative financial trends, the conditions and events casted substantial doubt on our ability to continue as a going concern. In response to the COVID-19 pandemic, in 2020, we have already taken actions to improve our liquidity, including scaling down our business operations by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. We plan to maintain our operation scale while sales of domestic travel products recover gradually, and will continue to manage our capital expenditures, operational expenses and investments based on our working capital needs. Based on our liquidity assessment, which has considered our operations at the current business scale, latest development of COVID-19 and its continuous impact on our business operation, the available funding that will be provided from maturity of our short-term and long-term investments, and our available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report. As a result, we concluded that the substantial doubt on our ability to continue as a going concern has been alleviated. We may require additional cash resources due to unanticipated business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have granted share options and restricted shares, and may grant share options and other share-based awards in the future, which may materially increase our net loss.

We adopted an incentive compensation plan in 2008, or the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted a separate incentive compensation plan in 2014, or the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.” As of February 28, 2021, there were options to acquire 3,683,886 Class A ordinary shares outstanding under the 2008 Plan, and options to acquire 12,519,039 Class A ordinary shares and 65,658 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

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

In the opinion of our PRC counsel, Fangda Partners, the ownership structure of Nanjing Tuniu, each of the shareholders’ voting rights agreement, powers of attorney, equity interest pledge agreement and purchase option agreement entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, and the cooperation agreement between Beijing Tuniu and Nanjing Tuniu, which establish our contractual arrangement with Nanjing Tuniu and its shareholders, and, except as otherwise disclosed in this annual report, our business operations are not in violation of existing PRC laws, rules and regulations and these agreements are valid, binding and enforceable. However, we are advised by our PRC counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above.

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

Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the forced closure of our online platform” and “Item 4.C. Information on the Company—Organizational Structure.” In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the PRC Foreign Investment Law. In December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and the Implementation Rules both became effective on January 1, 2020 and replaced major existing laws and regulations governing foreign investment in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and the Implementation Rules do not use the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor do they explicitly provide the VIE structure as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Since the PRC Foreign Investment Law and the Implementation Rules are newly adopted and relevant government authorities may promulgate future laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 draft PRC Foreign Investment Law may be reimposed, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether our VIE structures would be treated as a method of foreign investment. If our VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of our businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, we would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect our current corporate structure, corporate governance, business, financial conditions and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we are able to complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to respond to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

The PRC Foreign Investment Law requires foreign investors or applicable FIEs to report investment information to government authority. Pursuant to the Information Reporting Measures for Foreign Investment jointly promulgated by the MOC and the SAMR, which took effect in January 2020, a foreign investment information reporting system shall be established and foreign investors or FIEs shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments of the government. The foreign investors or FIEs shall report the investment information by submitting initial reports, change reports, deregistration reports and annual reports, etc. The PRC governmental authorities may promulgate rules to further clarify the detailed information reporting requirements on foreign investors and the applicable FIEs. In that case, our current corporate governance practices and business operations may need to be adjusted to comply with the information reporting requirements, which would significantly increase our compliance costs, and have a material and adverse effect on our current corporate structure, corporate governance, business, financial conditions and results of operations.

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

Although we have been advised by our PRC counsel, Fangda Partners, that our contractual arrangements with Nanjing Tuniu and its shareholders did not and does not result in any violation of current PRC laws and these agreements are valid, binding and enforceable, these contractual arrangements may not be as effective in providing control as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under contract law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Nanjing Tuniu refuse to transfer their equity interests in Nanjing Tuniu to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Furthermore, while the company chops of Nanjing Tuniu are held by its legal and accounting departments, our ability to ensure its performance under the contractual agreements may be limited if we are unable to secure control of the company chops in the event of a dispute with its management or shareholders, as many official documents require affixation of company chops to become fully effective. If we were the controlling shareholder of Nanjing Tuniu with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level.

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

We have designated individuals who are PRC nationals to be the shareholders of Nanjing Tuniu. The equity interests of Nanjing Tuniu are held by Messrs. Dunde Yu and Anqiang Chen. The interests of these individuals as the shareholders of Nanjing Tuniu may differ from the interests of our company as a whole. These shareholders may breach, or cause Nanjing Tuniu to breach, the existing contractual arrangements we have with them and Nanjing Tuniu, which would have a material and adverse effect on our ability to effectively control Nanjing Tuniu. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request them to transfer all of their equity interests in Nanjing Tuniu to a PRC entity or individual designated by us, to the extent permitted by PRC laws. We rely on Mr. Dunde Yu, who is our founder, director and beneficial owner, Mr. Anqiang Chen, who is our Financial Controller to abide by the PRC law. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Nanjing Tuniu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Risks Related to Doing Business in China

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “ over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of independent registered public accounting firm’s in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the COVID-19 pandemic has brough uncertainties to the growth rate of the Chinese economy. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations. However, any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our financial condition and results of operations. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the leisure travel industry and our business, results of operations and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the fiscal year of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade tension between the two countries. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term.Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect the leisure travel industry and our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our users and business partners may reduce or delay spending with us, while we may have difficulty expanding our user base fast enough, or at all, or to offset the impact of decreased spending by our existing users.

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

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises (“Bulletin 7”) promulgated by the SAT in February 2015, which has been further amended by Bulletin 37 issued by the SAT in October 2017 and amended in June 2018, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public stock market ) without a reasonable commercial purpose, the PRC tax authorities have the discretion to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, gains derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Bulletin 7, as amended, the transfer that meets all of the following conditions shall be directly deemed as having no reasonable commercial purposes: (i) more than 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

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

Six PRC regulatory agencies promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was subsequently amended on June 22, 2009, with such amendments becoming effective as of the same date. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. According to the Measures for the Security Review of Foreign Investment, or the Security Review Measures, promulgated by the NDRC and the MOC on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. See also “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Foreign Investment in Value-Added Telecommunications Services.”

Moreover, the PRC Anti-Monopoly Law requires that the State Administration of Market Regulation, or SAMR, shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In early November 2020, the SAMR further published a draft Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. These draft guidelines are now open for public comment and are pending finalization and enactment, and we cannot assure you that there will not be any material changes in the final form of these draft guidelines. We may expand our business in part by acquiring complementary businesses. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If we are found to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation.

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

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementation Rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the relevant tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2019 for another three years. Tuniu Nanjing Information Technology obtained its HNTE certificate in 2017 with a valid period of three years and successfully obtained the first renewal of such certificate in December 2020 for another three years. Beijing Tuniu also obtained its HNTE certificate in November 2018. Therefore, Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu were eligible to enjoy a preferential tax rate of 15% in 2020 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities. If Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu fail to maintain their HNTE qualifications or renew their qualifications when their current terms expire, they will lose the current preferential tax treatments and their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If these accounting firms failed to meet the specified criteria during a period of four years starting from the settlement date, or if there was a failure in the process between the SEC and the CSRC, the SEC retained authority to impose a variety of additional remedial measures on the accounting firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak and spread, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Our ADSs

Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “TOUR.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Global Market. The listing standards of the Nasdaq Global Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and various additional requirements. On May 18, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, pursuant to which Nasdaq notified us that the closing bid price per ADS was below the minimum bid price of US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price required for continued listing under Nasdaq Listing Rule 5450(a)(1). Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we had until December 28, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. We received a notification letter from the Listing Qualifications Department of Nasdaq dated June 26, 2020 notifying us that we have regained compliance with the Nasdaq Listing Rule 5450(a)(1). If we fail to satisfy Nasdaq’s continued listing requirements going forward and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Global Market.

The trading prices of our ADSs have fluctuated and may continue to be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. From the time our ADSs became listed on Nasdaq on May 9, 2014 through April 28, 2021, the trading price of our ADSs has ranged from US$24.99 to US$0.75 per ADS, and the last reported trading price on April 28, 2021 was US$3.01 per ADS. The prices of our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. The trading prices of our ADSs may also be affected by changes in the U.S. stock markets in general. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their initial public offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 4.69% of our outstanding ordinary shares as of February 28, 2021, representing 32.97% of our total voting power. As of February 28, 2021, our directors and officers beneficially own an aggregate of 64.9% of our outstanding shares representing 63.4% of our total voting power.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of February 28, 2021, we had 370,545,883 ordinary shares outstanding, comprising of (i) 353,172,383 Class A ordinary shares (excluding the 18,785,661 Class A ordinary shares, represented by 6,261,887 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,373,500 Class B ordinary shares. Among these shares, 88,047,546 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2020, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a “passive foreign investment company,” or PFIC, for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020 , and we will likely be a PFIC for our current taxable year ending December 31, 2021 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (Revised) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands (Revised) and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Differences in Corporate Law.”

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. As we have chosen, and may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, such as the requirement of shareholders’ approval for issuing additional securities exceeding 20% of our outstanding ordinary shares and the requirement to hold an annual meeting of shareholders, our shareholders may be afforded less protection under Cayman Islands law than they would under the Nasdaq corporate government requirements applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.” As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

Item 4.Information on the Company

A.History and Development of the Company

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

In December 2014, we entered into a share subscription agreement with Unicorn Riches Limited, a special purpose vehicle of Hony Capital, JD.com E-commerce (Investment) Hong Kong Corporation Limited, a special purpose vehicle of JD.com, Inc. (Nasdaq: JD), Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (which later changed its name to Trip.com Group Limited) (Nasdaq: TCOM) and the respective personal holding companies of Tuniu’s chief executive officer and chief operating officer, pursuant to which we sold a total of 36,812,868 newly issued Class A ordinary shares for US$148 million.

In May 2015, we entered into a share subscription agreement with each of Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., Unicorn Riches Limited, a special purpose vehicle of Hony Capital, DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., both affiliates of DCM V, L.P., Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd . (which later changed its name to Trip.com Group Limited), Esta Investments Pte Ltd, an affiliate of Temasek Holdings and Sequoia Capital 2010 CV Holdco, Ltd, an affiliate of Sequoia Capital, pursuant to which we sold a total of 93,750,000 newly issued Class A ordinary shares for US$500 million.

In November 2020, JD.com E-commerce (Investment) Hong Kong Corporation Limited transferred all its Class A ordinary shares to Hopeful Turism Limited, a subsidiary of Caissa Sega Tourism Culture Development Group Co., Ltd., or Caissa Group, and JD.com Investment Limitedm transferred all its shares in Fabulous Jade Global Limited to Hopeful Turism Limited. As a result of the share transfer, Caissa Group beneficially owned 78,061,780 Class A ordinary shares.

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

Our principal executive offices are located at Tuniu Building No. 699-32 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, the People’s Republic of China. Our telephone number at this address is +86 (25) 8685-3969. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process and authorized representative in the United States in connection with each of the registration statement on Form S-8 (File No. 333-198111 and File No. 333-251283) and registration statement on Form F-6 (File No. 333-195515) is COGENCY GLOBAL INC., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

B.Business Overview

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

Our recognized brand in leisure travel and growing customer base enable us to source a broad range of products from high-quality travel suppliers at competitive prices. We rigorously select travel suppliers to ensure quality and reliability. We have developed our proprietary supply chain management system—N-Booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time, through the web or mobile devices to more efficiently manage travel products and better understand customer preferences. In 2016, we upgraded our supplier management system and data analytics system in order to better facilitate the cooperation between the suppliers and us. In addition, to further broaden the range of our products and better serve our customers, we enter into strategic agreements with various industry partners from time to time. For example, in December 2014, we entered into a strategic cooperation agreement with Ctrip.com International, Ltd . (which later changed its name to Trip.com Group Limited), a leading travel service provider in China, in order to expand our collaboration on shared travel resources. In November 2015, we formed a strategic partnership with HNA Tourism, under which HNA Tourism undertook to provide us with its premium airline and hotel resources at a preferential rate, under fair competition market rules.

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

Organized tours offered on our platform cover over nearly all of the popular tourist destinations inside and outside of China among Chinese travellers.

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

Other Travel-Related Services

Our other travel-related services comprise mainly of sales of tourist attraction tickets, visa application services, hotel booking services, air ticketing services, train ticketing services, bus ticketing services, car rental services, insurance services and financial services. We earn a commission or service fee for these services. In addition, we provide advertising services to domestic and foreign tourism boards and bureaus on our online platform.

Our Online Platform and Offline Service Network

We reach and serve customers through multiple online and offline channels, including our tuniu.com website, mobile platform, a primary call center in Nanjing and our offline retail stores across China.

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

Offline nationwide service network. Our primary call center is located in our headquarter in Nanjing. Our call centers provide 24-hour-a-day, seven-day-a-week customer services before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them according to destinations to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure our customers receive quality services. In October 2013 and 2015, we obtained the Best Call Center Award in the CCM Awards that was jointly organized by Customer Care Management (CCM) World Group and CC-CMM Organization, and we were rewarded the Golden Tone Award from 51CallCenter in the years of 2014, 2015, 2016 and 2018, a call center and business process outsourcing industry group, for offering outstanding call center and customer service experiences. We were awarded the Best Call Center by CCCS for three consecutive years in 2017, 2018 and 2019.

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

Supply Chain Management

Our travel suppliers primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable these travel suppliers to extend their reach to potentially millions of Internet users in China and fulfill their needs for inventory management, attracts new quality travel suppliers and builds stronger ties with the existing travel suppliers. We have a product procurement team who is dedicated to developing and enhancing our relationships with existing and prospective travel suppliers.

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

Supply Management

We hosted a major conference event for our travel suppliers and presented to our travel suppliers our projected travel demand trends each year before the outbreak of COVID-19 in 2020. This has been temporarily suspended. However, we regularly communicate with travel suppliers, mainly through our product procurement team and our proprietary N-Booking system, to keep them informed of any changes to the supply outlook so that they can respond to customer demand in a timely manner. This helps us and the travel suppliers make timely adjustments to procurement plans.

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

We believe that an advanced technology platform is vital to our growth and success.We obtained ISO 9001:2015 certification for our quality management system indicating our compliance with internationally recognized standards for quality control in 2018, with such certification being renewed in 2019 and is expected to expire in 2022.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2020, we had 109 registered computer software copyrights, 18 registered patent and 26 registered artwork copyrights in China, and were in the process of applying for 19 patents in China. In addition, as of December 31, 2020, we had 96 registered domain names that were material to our business, including tuniu.com, and 485 registered trademarks, including 途牛 (the Chinese characters of Tuniu), and , and in China.

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

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, the MIIT, the MOC, the SAMR (formerly the State Administration for Industry and Commerce, or the SAIC), the National of Radio and Television, Administration and the National Press and Publication Administration, both of which were split from State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, Internet-related services and e-commerce. However, since China’s telecommunications industry and Internet-related industry are at an early stage of development, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, Internet-related services and e-commerce. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Foreign Investment in Value-Added Telecommunications Services

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although VIE structure is not explicitly defined as a method of foreign investment, it remains to be further clarified and detailed on whether VIE Structure will be interpreted to fall under the scope of the “investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council”. Please also refer to “Item 3.D. Key Information—Risk Factors—Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.”

According to PRC Foreign Investment Law and the Implementation Rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list”means the special entry management measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields must comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, and the Encouraged Industry Catalog for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalog, both were promulgated by the National Development and Reform Commission (the “NDRC”) and the MOC and took effect in July 2019 and January 2021, respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally regarded as restricted fields to foreign investment pursuant to the 2020 Negative List, and we conduct business operations in restricted fields through our variable interest entities.

On December 19, 2020, the NDRC and the MOC promulgated the Security Review Measures, which took effect on January 18, 2021. According to the Security Review Measures, the foreign investment security review work mechanism shall be established to conduct the security review and the general office responsible for the security review will be set in the NDRC and be jointly led by the NDRC and the MOC. Foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are subject to the foreign investment security review by such foreign investment security review work mechanism. Acquiring actual control includes any investment in which foreign investors obtain more than 50% of equity interest in the invested enterprise or, in the event that the equity interest is less than 50%, the voting rights owned by such foreign investors have significant impact on the shareholders meeting and board of directors of the invested enterprise or where there is any other circumstance that enables foreign investors to exert a significant impact on the business decision-making, personnel, finance, technology, etc. of the invested enterprise.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council in December 2001 and amended in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, any major foreign investor holding equity interest in a value-added telecommunication business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Pursuant to the Notice regarding the Strengthening of Ongoing and Post Supervision of Foreign Invested Telecommunication Enterprises issued by MIIT in October 2020, foreign investors are no longer subject to the pre-approval requirements, foreign invested telecommunications enterprises are still required to submit relevant foreign investor qualification materials to MIIT when applying for new telecommunication operating permits or amended permits. Although the 2020 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses, other requirements under the Provisions on Administration of Foreign-Invested Telecommunications Enterprises still apply. Since the 2020 Negative List was recently amended and no implementing rules with respect to the new policies on foreign investment in value-add telecommunications services have been promulgated, there exist significant uncertainties with respect to its interpretation and implementation by authorities.

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

The Ministry of Public Security has promulgated the Administrative Measures for the Security Protection of International Connections to Computer Information Network in December 1997, as amended in January 2011, that prohibits the use of the Internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. Under PRC laws, state secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

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

The Measures for Cyber Security Review was jointly promulgated by the Cyberspace Administration of China, the NDRC, the MOC, the MIIT and eight other ministries and administrations under the State Council on April 13, 2020 and took effect on June 1, 2020. According to the Measures for Cyber Security Review, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

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

In August 2019, Cyberspace Administration of China promulgated Provisions on Online Protection of Children’s Personal Information, or the Children Personal Information Provisions, which came into effect in October 2019. The Children Personal Information Provisions provides that network operators’ collection, storage, transfer, and disclosure of children’s personal information must follow the principles of legitimacy and necessity, awareness and consent, clear purpose, protection of security and legal use. Network operators shall clearly inform children’s guardian and obtain his consent when collecting, storing, using, transferring and disclosing children’s personal information. According to the Children Personal Information Provisions, network operators must adopt personal information protection rules and user agreements specifically for children’s personal information and appoint persons dedicated to be responsible for the protection of children’s personal information. In addition, network operators must strictly limit the access authorization to children’s personal information within their staff members to the minimum. Furthermore, the access to children’s personal information by network operators’ staff must be subject to approval by the children personal information protection officer or the administrative personnel delegated by him, the access must be recorded, and technical measures must be adopted to prevent unauthorized duplication or download of children’s personal information.

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

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, which has been most recently amended in November 2020. In June 2004, the PRC State Council promulgated the Decision of the PRC State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which has been amended in 2016 and 2019, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously, or an offender wanted by the public security authority.

In April 1987, the PRC State Council promulgated the Public Area Hygiene Administration Regulation, which has been most recently amended in April 2019, requiring hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which has been amended in February 2016 and December 2017, respectively, requiring, starting from May 1, 2011, hotel operators to establish hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress enacted the Food Safety Law, which has been amended in February 2016 and December 2018, respectively, requiring any hotel that provides food to obtain a food service license.

The Fire Prevention Law, as most recently been amended by the Standing Committee of the National People’s Congress in October 2019, and the Provisions on Supervision and Inspection on Fire Prevention and Control, as amended by the Ministry of Public Security in July 2012, require that public gathering places such as hotels submit a fire prevention design plan in order to apply for completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business.

In January 2006, the PRC State Council promulgated the Regulations for Administration of Entertainment Places which has been most recently amended in November 2020. Under the regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

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

Regulations on Travel Companies

The travel industry is subject to the supervision of the Ministry of Culture and Tourism, or the MCT, formerly known as China National Tourism Administration, or the CNTA , and local culture and tourism administrations. The principal regulations governing travel companies in China include: (i) the Regulation on Travel Companies, or the Travel Company Regulations, issued by the PRC State Council in February 2009, and most recently amended in November 2020, which replaced the Administration of Travel Companies Regulations (1996), (ii) the Implementation Rules for the Regulation on Travel Companies (the “Travel Company Implementation Rules”), promulgated by the CNTA , the predecessor of MCT, in April 2009 and amended in December 2016, (iii) the Tourism Law issued by the Standing Committee of the National People’s Congress on April 25, 2013, and amended in November 2016 and October 2018, respectively, and (iv) Measures for the Administration of the Overseas Tours of Chinese Citizens, issued by the PRC State Council in May 2002, became effective as of July 2002 and was amended in March 2017. Under these regulations, a travel company must obtain a license from the MCT to conduct cross-border travel business and a license from the provincial-level culture and tourism administration to conduct domestic travel company business.

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

On August 20, 2020, the MCT issued the Interim Measures on the Administration of Online Tourism Business Services, or the Measures on Online Tourism Business Services, which took effect on October 1, 2020. The Measures on Online Tourism Business Services provides that operators of online tourism business shall, among other things, (i) formulate tourist security protection mechanism, (ii) refrain from transmission of information prohibited by laws and regulations, keep relevant record and report to competent authorities, (iii) implement the classified protection system for cyber security and take management and technical measures for protection of cyber security, (iv) provide true and accurate tourism service information and establish transparent and accessible reservation channels for transportation, accommodation and sightseeing for tourists; (v) protect the safety of tourists’ personal information and privacy, and (vi) maintain travel agency liability insurance if they operate travel agency business.

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

In addition, online transaction platform operators must also preserve all relevant online transaction data for at least two years from the date of the transaction. Operators of online transaction platform must comply with the Consumer Protection Law, the Product Quality Law, the Anti-unfair Competition Law and other relevant laws and regulations. Furthermore, as required by Jiangsu Administration of Telecommunication, Nanjing Tuniu, our consolidated affiliated entity, has obtained a license of online data processing and transaction which will expire in October 2022. Subject to any clarifications or interpretations that may be issued in future as to the Online Transaction Platform Operators Guidelines, we might need to adjust our operational or contracting practices.

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

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, which will take effect and replace the Administrative Measures for Online Trading on May 1, 2021. The Online Trading Measures further strengthen the administration and supervision of online trading activities, and impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. The Online Trading Measures specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms, including prohibiting or restricting the merchants to operate on other e-commerce platforms, by means of unfair practices, such as reducing their search exposure, removing their products or services, blocking their stores etc., or prohibiting or restricting the merchants from freely choosing supporting service provider for transactions, such as logistics services providers.

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

The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. As to legal liabilities of the online marketplace platform provider, the Consumer Protection Law set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. If the online trading platform provider gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform provider has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform provider is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement. The Civil Code of the PRC, which was enacted by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly and severally liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly and severally liable with the relevant online user for the extended damages.

In June, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect in March 2017 and was amended in October 2020, which further clarifies the scope of consumers’ rights to make returns without a reason, including the detailed rules on exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules, sets up the related consumer protection systems and supervision on merchants for compliance with the relevant rules.

In December 2003, the Supreme People’s Court in China issued the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, as amended in December 2020, which further increases the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

In October 2010, the Supreme People’s Court of China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Tourism-related Disputes, as amended in December 2020, which establish liabilities for tour operators and tourism support service providers in the event of contract disputes, personal injury and property damage involving tourists.

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

Regulations on Small Credit Companies

Under the Guiding Opinions on the Pilot Operation of Small Credit Companies which was promulgated by the CBIRC and the PBOC on May 4, 2008, or the Guiding Opinions on Small Credit Companies, a small credit company is a company which is specialized in operating a small credit business, established with investments from natural persons, legal-person enterprises or other social organizations, and does not accept any public deposits. Currently there is no regulatory authority at the national level with respect to the administration and supervision of small credit companies in the PRC. Pursuant to the Guiding Opinions on Small Credit Companies, if a provincial government determines a competent department (office of finance or relevant organizations) to be responsible for the supervision and administration of small credit companies and the regulation of risks associated with small credit companies, such provincial government may carry out the pilot operation of small credit companies within such province. The applicant is required to file an application with the competent department of the provincial government to apply for setting up a small credit company. Based on the Guiding Opinions on Small Credit Companies, many provincial governments, including that of Guangdong Province, where our small credit company is incorporated, promulgated local implementing rules on the administration of small credit companies. Our small credit company has obtained the approval issued by the competent authority to conduct small credit businesses through the internet.

In November 2020, the CBIRC and the PBOC published the Draft Online Small Credit Measures, for public comment. The Draft Online Small Credit Measures provide, among others, that:

●	an online small credit company must obtain the CBIRC’s approval before carrying out online small credit business across two or more provinces;
●	an online micro-lending company shall provide at least 30% funding for any single co-lending loan and keep its overall debt financing amount within five times of its net assets; and
●	the amount of the balance of the loan that an online small credit company may provide to an individual or entity shall not exceed, in the case of an individual, the lower of RMB300,000 or one-third of the individual’s average annual income for the past three years, and, in the case of a legal person or organization, RMB1 million.

Under the Draft Online Small Credit Measures, existing online small credit companies with businesses across provinces will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. The Draft Online Small Credit Measures, if enacted in substantially the form published for public comment, will change regulatory requirements for online small credit business in various respects.

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

Regulations on Fund Distribution

According to the Administration Measures of Publicly Offered Securities Investment Funds Distribution Institutions, or the Fund Distribution Administrative Measures, promulgated by CSRC on August 28, 2020 and effective on October 1, 2020, fund distribution institutions include fund managers and other institutions shall be registered with the CSRC or its branches. Commercial banks, securities companies, futures companies, insurance institutions, securities investment consulting institutions and independent institutions are required to register with local CSRC branch and obtain the relevant fund distribution license before engaging in fund distribution service. Distribution services regulated under the Fund Distribution Administrative Measures refer to marketing and promotion, sales and distribution, and in particular, subscription and redemption services of mutual funds. One of our PRC consolidated affiliated entities obtained the fund distribution license from the CSRC.

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

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The State Intellectual Property Office, formerly the PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2020, we had 485 registered trademarks in different applicable trademark categories and were in the process of applying to register 15 trademarks in China.

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

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017 and effective on November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. The MIIT issued Regulations on Internet Domain Name on August 14, 2017 and then CNNIC issued Rules for the Implementations of the Registration of State Top-Level Domain Name on June 18, 2019, which set forth basic rules for registration of domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services to further regulate the use of domain names in internet information services. As of December 31, 2020, we had 96 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the National People’s Congress in 1990, as amended in 2001 and 2010, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002, 2011 and 2013. The PRC Copyright Law was most recently amended on November 11, 2020 and the latest amendment will take effect on June 1, 2021. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered 26 artwork copyrights in China.

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

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2020, we had 109 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the National People’s Congress in 1984, as amended in 1992, 2000 and 2008, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. On October 17, 2020, the Standing Committee of National People’s Congress promulgated the newly amended Patent Law, which will take effect on June 1, 2021. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. As of December 31, 2020, we had 18 registered patent, and were in the process of applying to register 19 patents in China.

Civil Code of the PRC

In accordance with the Civil Code of the PRC promulgated by the National People’s Congress on May 28, 2020, which became effective as of January 1, 2021, Internet users and Internet service providers bear tortious liabilities in the event they infringe other persons’ rights and interests through the Internet. Where an Internet user conducts tortious acts through Internet services, the infringed person has the right to request the Internet service provider to take necessary actions such as deleting contents, screening and delinking. The Internet service provider, failing to take necessary actions after being informed, will be subject to joint and several liabilities with the Internet user with regard to the additional damages incurred. If an Internet service provider knows an Internet user is infringing other persons’ rights and interests through its Internet service but fails to take necessary action, it shall be jointly and severally liable with the Internet user. We have internal policies designed to reduce the likelihood that user content may be used without proper licenses or third-party consents. When we are approached and requested to remove content uploaded by users on the grounds of infringement, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. However, such policy may not be effective in preventing the unauthorized listing of copyrighted materials or materials infringing other rights of third parties. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Claims by third parties that we infringe on their intellectual property rights could lead to government administrative actions and result in significant costs and have a material adverse effect on our business, financial condition and results of operations.”

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows foreign-invested enterprises of non-investment nature to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the PRC Foreign Investment Law and its Implementation Rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

While the application of this regulation remains unclear, we believe, based on the advice of our PRC counsel, Fangda Partners, that CSRC approval was not required in the context of our initial public offering because (1) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like initial public offerings are subject to this regulation and (2) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies and no explicit provision in the M&A Rules classifies the contractual arrangements between Beijing Tuniu, our PRC subsidiary, Nanjing Tuniu, our consolidated affiliated entity, and its shareholders as a type of acquisition transaction falling under the M&A Rules. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may have been required in connection with our earlier initial public offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.”

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

C.Organizational Structure

We restructured the ownership structure of Nanjing Tuniu, our variable interest entity, in February, 2021, during which the shareholders of Nanjing Tuniu other than Messrs Dunde Yu transferred all of their equity interest in Nanjing Tuniu to Messrs Dunde Yu and Anqiang Chen. On February 19, 2021, Beijing Tuniu, Nanjing Tuniu and the then existing shareholders of Nanjing Tuniu, namely Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang entered into a termination agreement to terminate the existing contractual arrangements and, on the same day, Beijing Tuniu, Nanjing Tuniu and the new shareholders of Nanjing Tuniu, namely Dunde Yu and Anqiang Chen, entered into new contractual arrangements which are substantially similar to the contractual arrangements we have historically adopted. See “Agreements that Provide us with Effective Control over Nanjing Tuniu” below.

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entity and its principal subsidiaries, as of the date of this annual report on Form 20-F:

Tuniu Corporation
(Cayman Islands)
100%
Tuniu (HK) Limited
(Hong Kong)
Outside PRC
Inside PRC
100%
100%
100%
100%
Xiamen Suiwang International Travel Service Co.,Ltd.
Tianjin Tuniu International Travel Service Co.,Ltd.
Tuniu (Nanjing) Information Technology Co.,Ltd.
Beijing Tuniu Technology Co.,Ltd. ("Beijing Tuniu")
Shareholders (1)
Nanjing Tuniu Technology Co.,Ltd. ("Nanjing Tuniu")
100%
75%
Five Subsidiaries
One Subsidiary
Equity Interest
Indirectly owned equity Interest
Contractual arrangements under purchase option agreement, equity interest pledge agreement, Shareholders' voting rights agreement, powers of attorney and cooperation agreement

(1)

Messrs. Dunde Yu and Anqiang Chen hold 80.89% and 19.11% equity interests in Nanjing Tuniu, respectively. Among the shareholders of Nanjing Tuniu, Mr. Dunde Yu is our founder, director and an ultimate shareholder of Tuniu Corporation. Mr. Anqiang Chen is our Financial Controller.

Agreements that Provide us with Effective Control over Nanjing Tuniu

Purchase Option Agreement. Pursuant to the purchase option agreement entered into on February 19, 2021, each of the shareholders of Nanjing Tuniu irrevocably and exclusively grants Beijing Tuniu an option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in Nanjing Tuniu. The aggregate purchase price is RMB2.43 million. The shareholders of Nanjing Tuniu agree, without the prior written consent of Beijing Tuniu, not to transfer or otherwise dispose of their equity interests in Nanjing Tuniu, pledge their equity interests or create any encumbrance on their equity interests. The agreement remains effective until all equity interests held in Nanjing Tuniu by the shareholders of Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons. The purchase price has been prepaid by Beijing Tuniu to the shareholders of Nanjing Tuniu.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreements entered into by and between Beijing Tuniu, Nanjin Tuniu and each shareholder of Nanjing Tuniu on February 19, 2021, each of the shareholders of Nanjing Tuniu pledges all of such shareholder’s equity interests in Nanjing Tuniu to guarantee the performance of the obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement and shareholders’ voting rightes agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agree that, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge became effective on the date when the equity interest pledge was registered with the relevant local administration for market regulation, and remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier. We have completed the registration of the equity interest pledge with Xuanwu Branch of Nanjing Administration for Market Regulation.

Shareholders’ Voting Rights Agreement. Pursuant to the shareholders’ voting rights agreement entered into on February 19, 2021, the shareholders of Nanjing Tuniu appointed Beijing Tuniu or its designated person as their attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including attending shareholders’ meetings, voting on all matters of Nanjing Tuniu requiring shareholder approval, nominating and appointing directors, convening extraordinary shareholders’ meetings, and other voting rights pursuant to the then-effective articles of association of Nanjing Tuniu. The shareholders’ voting rights agreement will remain in force until all the parties to the agreement mutually agree to terminate the agreement in writing or cease to be shareholders of Nanjing Tuniu.

Irrevocable Powers of Attorney. Pursuant to the powers of attorney dated February 19, 2021, the shareholders of Nanjing Tuniu each irrevocably appointed Beijing Tuniu as the attorney-in-fact to exercise all of such shareholder’s voting and related rights with respect to such shareholder’s equity interests in Nanjing Tuniu, including but not limited to attending shareholders’ meetings, voting on all matters of Nanjing Tuniu requiring shareholder approval, nominating and appointing directors, convening extraordinary shareholders’ meetings, and other voting rights pursuant to the then-effective articles of association of Nanjing Tuniu. Each power of attorney will remain in force until the shareholders’ voting rights agreement expires or is terminated.

Agreement that Allows us to Receive Economic Benefits from Nanjing Tuniu

Cooperation Agreement. Under the cooperation agreement entered into on February 19, 2021, Beijing Tuniu has the exclusive and irrevocable right to provide to Nanjing Tuniu business consulting, technical consulting and technical services related to the businesses of Nanjing Tuniu and its subsidiaries. Beijing Tuniu owns the exclusive intellectual property rights created by Nanjing Tuniu or its employees as a result of the performance of this agreement. Beijing Tuniu has the right to receive, or designate a person or persons to receive, a quarterly service fee, which equals the profits of each of Nanjing Tuniu and its subsidiaries, to which it provides such business consulting, technical consulting and technical services, provided that such amount of service fees can be adjusted by Beijing Tuniu at its sole discretion. This agreement shall be effective retroactive to 24 January 2014 and will remain effective until expiration of Beijing Tuniu’s business term, unless Beijing Tuniu exercises its unilateral right to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. Nanjing Tuniu is not permitted to terminate the agreement in any other event.

In 2018, 2019 and 2020, we received service fees of RMB197.9 million, RMB30.4 million and RMB12.8 million (US$2.0 million), respectively, from our consolidated affiliated entities, which were eliminated on consolidated financial statements.

D.Property, Plant and Equipment

Our principal executive offices, consisting of our administrative center, sales and marketing division, technical services department, and call center, are located on leased premises in Jiangsu, Shanghai and Beijing. We lease these premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed.

Item 4A.Unresolved Staff Comments

Not applicable.

Item 5.Operating and Financial Review and Prospects

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

A.Operating Results

Overview

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travellers on our platform. Our platform offers product portfolio consisting of organized tours, self-guided tours, and tickets for all popular domestic and overseas tourist attractions.

We generated net revenues of RMB2,240.1 million, RMB2,281.0 million and RMB450.3 million (US$69.0 million)in 2018, 2019 and 2020, respectively. We recognized revenues from most of the organized tours for 2018, 2019 and 2020 on a net basis as a result of changes in our role in the organized tour arrangements since the beginning of 2017 (except for certain business arrangements under which we take substantive inventory risks and the self-operated local tour operators in which we act as a principal, for which revenues are recognized on gross basis for 2018, 2019 and 2020). We had a net loss of RMB199.4 million, RMB729.4 million and RMB1,343.6 million (US$205.9 million)in 2018, 2019 and 2020, respectively. We generally collect payments from our customers upon contract confirmation before we pay travel suppliers. Our net cash provided by operating activities was RMB268.1 million in 2018, our net cash used in operating activities was RMB120.5 million in 2019, and our net cash used in operating activities was RMB1,313.1 million (US$201.2 million) in 2020.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues were RMB1,065.0 million, RMB1,200.0 million and RMB237.1 million (US$36.3 million)in 2018, 2019 and 2020, respectively. Our operating expenses were RMB1,524.1 million , RMB1,951.8 million and RMB1,554.0 million (US$238.2 million)in 2018, 2019 and 2020 respectively. The costs and expenses were affected by the level of spending associated with our business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. Our past results of operations should not be taken as indicative of our future performance. Our sales and marketing expenses were RMB778.1 million, RMB923.3 million and RMB372.0 million (US$57.0 million) in 2018, 2019 and 2020, respectively. We aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

Impact of COVID-19 on Our Operations

Our results of operations for the year ended December 31, 2020 have been significantly and negatively affected by the COVID-19 pandemic. The pandemic drove a significant decline in travel demand resulting in reservation cancellations, requests for refunds and reduced new orders. In addition, allowances for doubtful accounts and impairment provisions against our long-term assets both increased. In response to the COVID-19 pandemic, we have quickly adopted cost control measures to mitigate a significant slowdown in customer demand. As the COVID-19 pandemic is still evolving, we will continue to monitor and evaluate the financial impacts to our financial condition, results of operations, and cash flows and make adjustments accordingly.

For the year ended December 31, 2020, our financial performance was materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our customers’ cancellations and refund requests. While we have seen recovery in the China travel market since the second half of 2020 due to the substantial containment of the COVID-19 pandemic in China, we have seen a slower recovery of the international travel market, and in turn, a slower recovery of our overseas travel business. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowances for doubtful accounts. We also recorded impairment provisions against our long-term and short-term assets, as the impact of the COVID-19 pandemic on certain of our long-term and short-term assets are considered to be other than temporary. In 2020, we recognized allowance for credit losses of RMB829.7 million (US$127.2 million), compared to RMB185.1 million in the same period in 2019, respectively. Our net revenues for the year ended December 31, 2020 decreased by 80.3% from 2019. While the duration and the development of the pandemic is difficult to predict, our performance generally improved starting from the third and fourth quarters of 2020, in terms of our key financial metrics such as revenues and gross margin. Since the third quarter of 2020, we have also seen the reservations cancellation rate of customers dropping back to a level prior to the COVID-19 pandemic, which was substantially lower than the reservation cancellation rate in the first two quarters of 2020.

The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be reasonably predicted. Since the beginning of 2021, a few waves of COVID-19 infections have emerged in various regions of China, and varying levels of travel restrictions were reinstated. In early 2021, precautionary measures, including varying levels of travel restrictions and encouragement of reduced travel during the Chinese New Year, were reinstated in China. These travel restrictions reduce users’ demand for our products, and are expected to materially and adversely affect our results of operations in the first quarter of 2021 and potentially beyond. See " Item 3.D. Key Information-Risk Factors-Risks Relating to Our Business and Industry- Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak and spread."

Any future outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather, or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could adversely affect our users’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Public policy regarding, or governmental restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could materially and adversely affect our business and operating results.

Selected Income Statement Items

Revenues

We generate revenues primarily from sales of packaged tours, which consist of organized tours and self-guided tours. The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented.

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	1,830,630	81.7	1,886,822	82.7	302,359	46,339	67.2
Others	409,519	18.3	394,165	17.3	147,900	22,667	32.8

Net revenues	2,240,149	100.0	2,280,987	100.0	450,259	69,006	100.0

Packaged tours. Packaged tours consist of organized tours and self-guided tours. In 2018, 2019 and 2020, revenues from sales of packaged-tours were RMB1,830.6 million, RMB1,886.8 million and RMB302.4 million (US$46.3 million), respectively. Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Under the organized tour arrangements with the tour operators, our role is an agent that provides tour booking services to the tour operators and travellers. Among the organized tours, revenues under arrangements for which we undertake substantive inventory risk were RMB241.2 million, RMB166.2 million and RMB1.6 million (US$0.2 million), respectively, and revenues for the self-operated local tour operator business were RMB509.7 million, RMB724.2 million and RMB122.7 million (US$18.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Revenues from packaged tours were recognized when the tours depart, except for revenues from the self-operated local tour operator business in which we act as principal, which were recognized over time during the period of packaged tours. Our revenues from packaged tours increased by 3.1% from RMB1,830.6 million in 2018 to RMB1,886.8 million in 2019, and decreased by 84% to RMB302.4 million (US$46.3 million) in 2020.

Others. Other revenues were RMB409.5 million, RMB394.2 million and RMB147.9 million (US$22.7 million) in 2018, 2019 and 2020, respectively. Our other revenues are primarily generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, (iv) fees for services that we provide for accommodation and transportation, and (v) service fees for financial services.

Cost of Revenues

Our cost of revenues accounted for 47.5%, 52.6% and 52.7% as percentages of our net revenues in 2018, 2019 and 2020, respectively.

As revenues from packaged tours are mainly recognized on net basis (except for certain business arrangements that we takes substantive inventory risks and the self-operated local tour operator business in which we act as a principal, for which revenue are recognized on gross basis), the amounts we pay to travel suppliers for packaged tours are mainly recorded as a reduction to revenues, rather than cost of revenues.

Our cost of revenues mainly consists of salaries and other compensation-related expenses related to our tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to our principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, and other service fee for financial service. For the arrangements where we secure availabilities of tours and bear substantive inventory risks, and for the self-operated local tour operator business, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Operating Expenses

Our operating expenses were RMB1,524.1 million ,RMB1,951.8 million and RMB1,554.0 million (US$238.2 million) in 2018, 2019 and 2020, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses:
Research and product development	(315,222)	(14.1)	(303,561)	(13.3)	(100,514)	(15,404)	(22.3)
Sales and marketing	(778,126)	(34.7)	(923,273)	(40.5)	(371,984)	(57,009)	(82.6)
General and administrative	(487,372)	(21.8)	(749,404)	(32.9)	(1,109,340)	(170,014)	(246.4)
Other operating income	56,599	2.5	24,419	1.1	27,849	4,268	6.2

Total operating expenses	(1,524,121)	(68.1)	(1,951,819)	(85.6)	(1,553,989)	(238,159)	(345.1)

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses were RMB315.2 million, RMB303.6 million and RMB100.5 million (US$15.4 million) in 2018, 2019 and 2020, respectively.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses were RMB778.1 million, RMB923.3 million and RMB372.0 million (US$57.0 million) in 2018, 2019 and 2020, respectively.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation, bad debt and other expenses related to our administrative function. General and administrative expenses were RMB487.4 million, RMB749.4 million and RMB1,109.3 million (US$170.0 million) in 2018, 2019 and 2020, respectively.

Other operating income. Other operating income relates primarily to government subsidies and tax refund that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 2.5% , 1.1% and 6.2% of our net revenues in 2018, 2019 and 2020, respectively.

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

Nanjing Tuniu was qualified for an HNTE since 2010 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2019, Nanjing Tuniu obtained a new HNTE certificate, which will expire in 2021. Therefore, Nanjing Tuniu was eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Tuniu Nanjing Information Technology was qualified for an HNTE since 2017 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2020, Tuniu Nanjing Information Technology obtained a new HNTE certificate, which will expire in 2022. Therefore, Tuniu Nanjing Information Technology was eligible to enjoy a preferential tax rate of 15% from 2020 to 2022 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Besides, Beijing Tuniu obtained the HNTE certificate as well in 2018 under which it is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

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

On March 20, 2019. The PRC Ministry of Finance, SAT and GAC (General Administration of Customs) jointly issued the Circular on Measures to Further Implement the VAT reform, pursuant to which entities in the producer service sector (including technology consulting service) and consumer service sector can additionally deduct 10% of the creditable input VAT against their output VAT liability from April 2019 to December 2021. On September 30, 2019, The PRC Ministry of Finance and SAT increased the input super deduction portion from 10% to 15% for consumer service sector, effective from October, 2019.

In addition, on February 6, 2020, the Ministry of Finance and the SAT jointly issued Announcement on Relevant Tax Policies in Support of Prevention and Control of COVID-19, or Circular 8, pursuant to which the income obtained from public transportation services, daily life services including tourism services and express delivery services shall be exempt from VAT. And on May 15, 2020, the Ministry of Finance and the SAT issued Circular [2020] 28, which provided the preferential tax treatments according to Circular 8 would be expired on December 31, 2020. And on March 17, 2021, the Ministry of Finance and the SAT further issued Announcement [2021] 7. According to the Announcement, the expiration date for the above mentioned VAT exemption treatments would be extented to March 31, 2021.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	1,830,630	81.7	1,886,822	82.7	302,359	46,339	67.2
Others	409,519	18.3	394,165	17.3	147,900	22,667	32.8

Net revenues	2,240,149	100.0	2,280,987	100.0	450,259	69,006	100.0

Cost of revenues	(1,065,022)	(47.5)	(1,200,012)	(52.6)	(237,065)	(36,332)	(52.7)

Gross profit	1,175,127	52.5	1,080,975	47.4	213,194	32,674	47.3
Operating expenses:
Research and product development	(315,222)	(14.1)	(303,561)	(13.3)	(100,514)	(15,404)	(22.3)
Sales and marketing	(778,126)	(34.7)	(923,273)	(40.5)	(371,984)	(57,009)	(82.6)
General and administrative	(487,372)	(21.8)	(749,404)	(32.9)	(1,109,340)	(170,014)	(246.4)
Other operating income	56,599	2.5	24,419	1.1	27,849	4,268	6.2

Loss from operations	(348,994)	(15.6)	(870,844)	(38.2)	(1,340,795)	(205,485)	(297.8)
Other income/(expenses):
Interest and investment income	152,929	6.8	156,862	6.9	3,526	540	0.8
Interest expense	(7,918)	(0.4)	(34,052)	(1.5)	(32,266)	(4,945)	(7.2)
Foreign exchange (losses)/gains, net	(11,729)	(0.5)	(1,131)	(0.0)	18,720	2,869	4.2
Other (loss)/income, net	16,494	0.7	18,509	0.8	(253)	(39)	(0.1)

Loss before income tax expense	(199,218)	(8.9)	(730,656)	(32.0)	(1,351,068)	(207,060)	(300.1)
Income tax expense	(153)	(0.0)	(949)	(0.0)	6,641	1,018	1.5
Equity in income of affiliates	—	—	2,223	0.1	797	122	0.2

Net loss	(199,371)	(8.9)	(729,382)	(32.0)	(1,343,630)	(205,920)	(298.4)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues. Net revenues were RMB2,281.0 million and RMB450.3 million (US$69.0 million) in 2019 and 2020, respectively.

•

Revenues from packaged tours. Revenues from packaged tours decreased by 84.0% from RMB1,886.8 million in 2019 to RMB302.4 million (US$46.3 million) in 2020 primarily due to the suspension of sale of packaged tours impacted by the outbreak and spread of COVID-19.

•

Other revenues. Other revenues decreased by 62.5% from RMB394.2 million in 2019 to 147.9 million (US$22.7 million) in 2020, primarily due to the decline in commissions received from other travel-related products and service fees received from insurance companies impacted by the outbreak and spread of COVID-19, as well as revenues generated from financial services.

Cost of Revenues. Our cost of revenues decreased by 80.2% from RMB1,200.0 million in 2019 to RMB237.1 million (US$36.3 million) in 2020. As a percentage of net revenues, cost of revenues was 52.7% in 2020 compared to 52.6% in 2019.

Operating Expenses. Operating expenses decreased by 20.4% from RMB2.0 billion in 2019 to RMB1.6 billion (US$238.2 million) in 2020, primarily due to the decreases in research and product development expenses and sales and marketing expenses.

•

Research and product development. Research and product development expenses decreased by 66.9% from RMB303.6 million in 2019 to 100.5 million (US$15.4 million) in 2020, primarily due to the decrease in research and product development personnel related expenses.

•

Sales and marketing. Sales and marketing expenses decreased by 59.7% from RMB923.3 million in 2019 to RMB372.0 million (US$57.0 million) in 2020. The decrease was primarily due to the decrease in sales and marketing personnel related expenses and promotion expenses.

•

General and administrative. General and administrative expenses increased by 48.0% from RMB749.4 million in 2019 to RMB1,109.3 million (US$170.0 million) in 2020. The increase was primarily due to current expected credit losses for receivables from related parties and other third parties in the amount of RMB829.7 million (US$127.2 million). The ongoing impact of COVID-19 and recent available information received from these parties indicated there was no assurance of future collection of these receivables.

•	Other operating income. Other operating income increased from RMB24.4 million in 2019 to RMB27.8 million (US$4.3 million) in 2020.

Net Loss. As a result of the foregoing, net loss increased from RMB729.4 million in 2019 to RMB1,343.6 million (US$205.9 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues. Net revenues were RMB2,240.1 million and RMB2,281.0 million in 2018 and 2019, respectively.

•

Revenues from packaged tours. Revenues from packaged tours increased by 3.1% from RMB1,830.6 million in 2018 to RMB1,886.8 million in 2019 primarily due to the growth in revenue from our organized tours, which was primarily driven by the growth in revenue from our self-operated local tour operator business.

•

Other revenues. Other revenues decreased by 3.7% from RMB409.5 million in 2018 to RMB394.2 million in 2019, primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of Revenues. Our cost of revenues increased by 12.7% from RMB1,065.0 million in 2018 to RMB1,200.0 million in 2019. As a percentage of net revenues, cost of revenues was 52.6% in 2019 compared to 47.5% in 2018.

Operating Expenses. Operating expenses increased by 28.1% from RMB1,524.1 million in 2018 to RMB2.0 billion in 2019, due to the increases in s sales and marketing expenses and general and administrative expenses, and the decrease in other operating income, which was offset by the decrease in research and development expenses

•

Research and product development. Research and product development expenses decreased by 3.7% from RMB315.2 million in 2018 to RMB303.6 million in 2019, primarily due to the increase in efficiency resulting from the increased level of automation applied in research and product development activities, and optimization of research and product development personnel..

•

Sales and marketing. Sales and marketing expenses increased by 18.7% from RMB778.1 million in 2018 to RMB923.3 million in 2019. The increase was primarily due to the increase in sales and marketing personnel and offline retail stores related expenses, as well as the impairment of acquired intangible assets.

•

General and administrative. General and administrative expenses increased by 53.8% from RMB487.4 million in 2018 to RMB749.4 million in 2019, primarily due to the increase in some one-time impairment charges and general and administrative personnel related expenses.

•	Other operating income. Other operating income decreased from RMB56.6 million in 2018 to RMB24.4 million in 2019.

Net Loss. As a result of the foregoing, net loss increased from RMB199.4 million in 2018 to RMB729.4 million in 2019.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and Renminbi has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.5250 per U.S. dollar as of December 31, 2020. For the year ended December 31, 2020, we recorded RMB18.8 million (US$2.9 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See also “Item 3.D. Key Information—Risk Factors—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

We adopted the ASU 2016-01 at January 1, 2018. Upon adoption of the ASU 2016-01, we elect a measurement alternative for equity investments that do not have readily determinable fair values and where we do not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, we measured these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary.

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

We adopted ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

There is only one reporting unit as Chief Operating Decision Maker ("CODM") only reviews the operating results on the consolidation level, and our business substance and economic characteristics of entities and components are similar. Therefore, the goodwill assessment was performed on consolidated level as one reporting unit.

As of December 31, 2020, we performed an annual impairment assessment and believed it was more likely than not an impairment was indicated based on qualitative assessment including the volatility of our share price during the year and negative financial trend impacted by the outbreak of COVID-19. Quantitative goodwill impairment test were performed and discounted cash flow analysis was used to estimate the fair value of the reporting unit with certain key assumptions including revenue growth rate, gross margin, operating expenses and discount rate. Based on the result of the impairment test, the fair value of the reporting unit was higher than its carrying value as at December 31, 2020. Therefore, no impairment loss was recognized for the year ended December 31, 2020.

No impairment loss was recognized for the year ended December 31, 2019 based on our goodwill impairment test performed.

Impairment of non-financial assets

We evaluate our non-financial assets including property and equipment, intangible assets, land use rights and operating lease rights-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The asset group is the unit of account for a non-financial asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. When these events occur, we measure impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets.

As at December 31, 2020, the continuous loss making situation, net operating cash outflow and the uncertainty as to the future impact of COVID-19 pandemic indicated that the book value of our non-financial assets are subject to potential impairment risk. All of our non-financial assets are considered one asset group which represents the lowest level to independently generate identifiable cash flows. We performed an impairment test of non-financial assets using the key assumptions including revenue growth rate, gross margin and operating expenses. Based on our assessment, no additional impairment of non-financial assets was recognized during the years ended December 31, 2018, 2019 and 2020, except for provision for certain intangible assets.

Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. On January 1, 2020, we adopted this ASC Topic 326 and several associated ASUs on the measurement of credit losses, which requires us to estimate lifetime expected credit losses upon recognition of the financial assets. We adopted the accounting standards update using a modified retrospective approach. Upon adoption of the new standard on January 1, 2020, we recorded a net decrease to its retained earnings of RMB19.4 million.

Our accounts receivable, held-to-maturity investments, prepayments and other current assets, amounts due from related parties and long-term amounts due from related parties are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include nature, size and types of the services we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, expected imapct of COVID-19 and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances.

Revenue Recognition

We generate revenues primarily from sales of packaged tours and other service fees.

According to ASC 606 “Revenue from Contracts with Customers”, revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. We early adopted this new revenue standard effective on January 1, 2017 by applying the full retrospective method. There are no significant estimates in our revenue arrangements.

Packaged tours

Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Under the organized tour arrangements with the tour operators, our role is an agent that provides tour booking services to the tour operators and travellers. The tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. Revenues from organized tours (except for those under which we take substantive inventory risk and the self-operated local tour operator business in which we act as principal, as discussed below) are generally reported on net basis, representing the difference between what we receive from the travellers and the amounts due to the tour operators.

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

Under certain circumstances, we may enter into contractual commitments with suppliers to reserve tours, and are required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, we would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that we undertake inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that we undertake substantive inventory risk were RMB241.2 million, RMB166.2 million and RMB1.6 million (US$0.3 million) for the year ended December 31, 2018, 2019 and 2020, which were recorded in revenues from packaged tours.

From 2018, we expanded our self-operated local tour operator business in various destinations by directly providing destination-based services to our organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, we integrate the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, direct the selected vendors to provide services on our behalf, and hence set up the price for the tour. We are also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, we are a principal for the self-operated local tour operator business and recognize revenue on a gross basis in accordance with ASC 606. Revenues from our self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB509.7 million, RMB724.2 million and RMB122.7 million (US$18.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively, which were recorded in revenues from packaged tours.

Under the current arrangements for the organized tours (except for the self-operated local tour operator business in which we act as principal, as discussed above) and self-guided tours, for which our role is an agent, revenues are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

Other revenues

Our other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB81.9 million, RMB88.0 million and RMB35.3 million (US$5.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB66.8 million, RMB74.9 million and RMB26.2 million (US$4.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively, (iv) fees for services that we provide for accommodation and transportation, and (v) service fees for financial services. We provided account receivables factoring service and cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2018, 2019 and 2020 were RMB117.5 million, RMB97.0 million and RMB43.1 million (US$6.6 million), respectively.

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

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. As of December 31, 2019 and 2020, we did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

Under the 2008 Plan and the 2014 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2008 Plan includes an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after our ordinary shares become listed securities, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of our assets, or a merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. Therefore, since the adoption of the 2008 Plan through the date of the completion of our initial public offering, we did not recognize any stock-based compensation expense for options granted, because an exercisable event as described above did not occur. The satisfaction of the performance condition became probable upon completion of our initial public offering, and we recorded a significant cumulative expense for share-based awards granted for which the service condition has been satisfied as of that date. Accordingly, we recognized a significant share-based compensation expense of RMB68.7 million, RMB61.7 million and RMB20.5 million (US$3.1 million) in 2018, 2019 and 2020, respectively. The estimates we used to determine the fair value of these options in computing our share-based compensation expense are determined on the respective grant dates, and will not change when the underlying shares begin trading because our options are equity classified awards.

The following table sets forth the options granted under the 2008 Plan and the 2014 Plan in 2018, 2019 and 2020:

						Fair Value of
				Fair Value		the Underlying
	Number			of Option		Ordinary		Intrinsic Value
	of			as of the		Shares as of the		as of the Grant
	Options	Exercise Price		Grant Date		Grant Date		Date
	Granted	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	Type of Valuation
January 1, 2017	403,332	0.0001	0.0007	2.92	19.00	2.92	19.00	2.92	19.00	Contemporaneous
June 12, 2017	168,214	0.0001	0.0007	2.76	17.96	2.72	17.7	2.72	17.7	Contemporaneous
June 12, 2017(1)	25,300	2.72	17.7	1.39	9.04	2.72	17.7	—	—	Contemporaneous
June 12, 2017(1)	80,000	2.72	17.7	1.55	10.08	2.72	17.7	—	—	Contemporaneous
May 8, 2018(1)	2,848,503	1.67	11.48	1.35	9.28	2.21	15.19	0.54	3.71	Contemporaneous
May 8, 2018(1)	4,855,500	1.67	11.48	1.24	8.53	2.21	15.19	0.54	3.71	Contemporaneous
Jan 30, 2019(1)	169,461	0.0033	0.0230	1.50	10.44	1.50	10.44	1.50	10.42	Contemporaneous
Jan 30, 2019(1)	4,175,853	0.0033	0.0230	1.50	10.44	1.50	10.44	1.50	10.42	Contemporaneous

(1)	Options granted to officers and non-officer employees result in different fair value on the same grant date.

(2)

The translations from U.S. dollars to Renminbi were made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018 for the options granted after January 1, 2018, and at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 for the options granted after January 1, 2019 (including January 1, 2019), and at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 for the options granted after January 1, 2020 (including January 1, 2020) solely for the convenience of the readers.

We estimated the fair value of awards on their respective grant dates by considering below:

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

Recent Accounting Pronouncements

See Note 2(ag) to our consolidated financial statements included elsewhere in this annual report for discussion on recent issued accounting pronouncements.

B.Liquidity and Capital Resources

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

In December 2014, we raised an aggregate of approximately US$148.0 million in proceeds through issuance of 36,812,868 Class A ordinary shares to certain investors. In May 2015, we raised an aggregate of approximately US$400.0 million in proceeds through issuance of 93,750,000 Class A ordinary shares to certain investors.

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

Our advances from customers increased from RMB1,058.9 million as of December 31, 2018 to RMB1,113.9 million as of December 31, 2019, which was primarily due to the change in customers’ prepayment habits, and decreased to RMB208.8 million (US$32.0 million) as of December 31, 2020. Accounts and notes payable increased from RMB1,305,6 million as of December 31, 2018 to RMB1,312.0 million as of December 31, 2019, which was primarily due to the increased use of financial instruments which enriched our payment methods, and decreased to RMB705.8 million (US$108.2 million) as of December 31, 2020. Furthermore, prepayments and other current assets decreased from RMB1,673.6 million as of December 31, 2018 to RMB1,300.3 million as of December 31, 2019 which was primarily because we strengthened our supply chain financing cooperation to our suppliers, and further decreased to RMB378.7 million (US$58.0 million) as of December 31, 2020. The decrease in the balance of advances from customer, accounts and notes payable and prepayments and other current assets as of December 31, 2020 compared to the same as of December 31, 2019 was primarily due to the decline in the sales of our travel products and services impacted by COVID-19. Moreover, our sales and marketing expenses increased from RMB778.1 million in 2018 to RMB923.3 million in 2019 which was primarily due to the increase in sales and marketing personnel and offline retail stores related expenses, as well as the impairment of acquired intangible assets, and decreased to RMB372.0 million (US$57.0 million) in 2020 which was primarily due to the decrease in sales and marketing personnel related expenses and promotion expenses impacted by COVID-19. As a result, our net cash provided by operating activities was RMB268.1 million in 2018, our net cash used in operating activities was RMB120.5 million in 2019 and our net cash used in operating activities was RMB1,313.1 million (US$201.2 million) in 2020.

Our principal uses of cash for the years ended December 31, 2018, 2019 and 2020 were for operating activities, primarily refund paid to customers, marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2018, 2019 and 2020, we had RMB1,690.2 million, RMB1,927.9 million and RMB1,617.8 million (US$247.9 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We had credit from several Chinese commercial banks. As of December 31, 2019 and 2020, our outstanding short-term borrowings (including outstanding discounted bank acceptance notes) were RMB203.8 million and RMB60.7 million (US$9.3 million) and our outstanding long-term borrowings were RMB9.7 million and RMB22.6 million (US$3.5 million), respectively.

As of December 31, 2019 and 2020, we had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 0.4% to 6.3% and 0.2% to 5.8% per annum, as of RMB203.8 million and RMB60.7 million (US$9.3 million), respectively. As of December 31, 2019 and 2020, we had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.4% to 6.0% and 0.2% to 6.0% per annum, as of RMB9.7 million and RMB22.6 million (US$3.5 million), respectively, among which RMB2.3 million (US$0.4 million) were guaranteed by one of our subsidiaries and subject to a pledge of our land use right as of December 31, 2020.

We had net losses attributable to Tuniu Corporation of approximately RMB185.5 million, RMB694.6 million and RMB1,308.0 million (US$200.5 million), for the years ended December 31, 2018, 2019 and 2020, respectively. Our net cash provided by operating activities was RMB268.1 million in 2018, our net cash used in operating activities was RMB120.5 million and RMB1,313.1 million (US$201.2 million) in 2019 and 2020, respectively. The significant operating cash outflows for the year ended December 31, 2020 included those relating to refunds made to travellers as a result of their cancellation of travel orders as a result of the outbreak of COVID-19 pandemic in early 2020. As of December 31, 2020, our accumulated deficit was RMB7,713.4 million (US$1,182.1 million) and we had cash and cash equivalents and short-term investments of RMB1,567.2 (US$240.2 million). The COVID-19 pandemic has had a negative impact on our business operations for the year ended December 31, 2020, and will continue to impact our results of operations and cash flows for subsequent periods. Such conditions and events casted substantial doubt on our ability to continue as a going concern. In responses to the COVID-19 pandemic, in 2020, we have already taken actions to improve our liquidity, including scaling down our business operations by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. We plan to maintain our operation scale while sales of domestic travel products recovers gradually, and will continue to manage our capital expenditures, operational expenses and investments based on our working capital needs. Based on our liquidity assessment, which has considered our operations at the current business scale, the latest development of COVID-19 and its continuous impact on our business operations, the available funding from maturity of our short-term and long-term investments, and the available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report. As a result, we concluded that the substantial doubt on our ability to continue as a going concern has been alleviated. We may require additional cash resources due to unanticipated business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. See also “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We may need additional capital, and financing, may not be available on terms acceptable to us, or at all.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands, except percentages)
Net cash provided by/(used in) operating activities	268,089	(120,461)	(1,313,115)	(201,243)
Net cash provided by/(used in) investing activities	153,992	(578,134)	1,159,063	177,633
Net cash (used in)/provided by financing activities	(145,212)	485,110	(209,546)	(32,114)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(21,754)	4,974	5,187	795
Net increase/(decrease) in cash, cash equivalents and restricted cash	255,115	(208,511)	(358,411)	(54,929)
Cash, cash equivalents and restricted cash at the beginning of year	575,911	831,026	622,515	95,405
Cash, cash equivalents and restricted cash at the end of year	831,026	622,515	264,104	40,476

Operating Activities

Our net cash used in operating activities was RMB1,313.1 million (US$201.2 million) in 2020, primarily attributable to cash inflows from sales of our travel products and services of RMB2,896.3 million (US$443.9 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB219.3 million (US$33.6 million), that were offset by cash outflows due to payments to travel suppliers of RMB3,514.2 million (US$538.6 million), payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB428.9 million (US$65.7 million), payments for marketing and promotional activities, office rental and utilities and professional services of RMB472.2 million (US$72.3 million), and payments of taxes and levies of RMB13.4 million (US$2.1 million).

Our net cash used in operating activities was RMB120.5 million in 2019, primarily attributable to cash inflows from sales of our travel products and services of RMB20,840.5 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB255.5 million, that were offset by cash outflows due to payments to travel suppliers of RMB19,302.6 million, payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB959.8 million, payments for marketing and promotional activities, office rental and utilities and professional services of RMB858.0 million, and payments of taxes and levies of RMB96.1 million.

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

Investing Activities

Our net cash provided by investing activities was RMB1,159.1 million (US$177.6 million) in 2020, primarily attributable to the proceeds from maturity of short-term investments of RMB1,445.4 million (US$221.5 million), the decrease in loan receivable of RMB241.0 million (US$36.9 million), the proceeds from maturity of long-term investments of RMB904.8 million (US$138.7 million) and cash received from disposal of equity investment of RMB56.6 million (US$8.7 million), which were offset by the purchase of short-term investments of RMB1,460.1 million (US$223.8 million), the purchase of property and equipment and intangible assets of RMB28.3 million (US$4.3 million) and cash paid for acquisition (net of cash received) of RMB0.3 million (US$0.05 million).

Our net cash used in investing activities was RMB578.1 million in 2019, primarily attributable to the purchase of short-term investments of RMB2,041.3 million, the cash paid for long-term investment of RMB547.2 million, the purchase of property and equipment and intangible assets of RMB122.5 million, the increase in loan receivable of RMB16.6 million, and cash paid for acquisition (net of cash received) of RMB33.2 million, which were offset by the proceeds from the maturity of short-term investments of RMB1,614.1million and the proceeds from maturity of long-term investments of RMB568.5 million.

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

Financing Activities

Our net cash used in financing activities in 2020 was RMB209.5 million (US$32.1 million), primarily attributable to RMB918.5 million (US$140.8 million) for repayments of short-term and long-term borrowings, RMB0.3 million (US$0.05 million) for share repurchase, RMB14.0 million (US$2.1 million) for deferred and contingent consideration of business acquisitions made in previous years and RMB10.0 million (US$1.5 million) we paid to redeem non-controlling interests, which were offset by RMB733.3 million (US$112.4 million) of proceeds from short-term and long-term borrowings, RMB57,731.0 (US$8,848.0) of proceeds from employees exercising stock options.

Our net cash provided by financing activities in 2019 was RMB485.1 million, primarily attributable to RMB833.5 million of proceeds from short-term and long-term borrowings, RMB1.5 million of cash contribution from noncontrolling interests and RMB0.1 million of proceeds from employees exercising stock options, which were offset by RMB281.4 million we paid as repayment of short-term and long-term borrowings, RMB37.7 million we paid to redeem non-controlling interests, RMB13.5 million we paid for share repurchase, RMB13.9 million we paid for deferred and contingent consideration of business acquisitions made in previous years, RMB3.4 million we paid for acquisition of noncontrolling interest of a subsidiary.

Our net cash used in financing activities in 2018 was RMB145.2 million primarily attributable to RMB171.4 million we paid in due course for redemption of the yield-enhancement products, RMB139.1 million we paid for share repurchase, RMB6.8 million we paid for deferred and contingent consideration of business acquisitions made in previous years, RMB30.0 million we paid to redeem non-controlling interests, and RMB0.4 million we paid as repayment of short-term borrowing, which were offset by RMB195.8 million proceeds from short-term and long-term borrowings, RMB4.6 million proceeds from employees exercising stock options, and RMB2.1 million proceeds contribution from noncontrolling interests shareholders.

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB119.4 million and RMB122.5 million and RMB28.3 million (US$4.3 million) in 2018, 2019 and 2020, respectively. Our capital expenditures were primarily used to purchase equipment and intangible assets and payment for land use right for our business. As of December 31, 2020, capital commitments relating to leasehold improvement, purchase of equipment and construction of office building were approximately RMB211.3 million (US$32.4 million).

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

C.Research and Development

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

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Our research and product development expenses decreased from RMB315.2 million in 2018 to RMB303.6 million in 2019, primarily due to the increase in efficiency resulting from the increased level of automation applied in research and product development activities, and optimization of research and product development personnel, and further decreased to RMB100.5 (US$15.4) million in 2020, which was primarily due to the decrease in research and product development personnel related expenses impacted by COVID-19.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us .

F.Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2020.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In RMB thousands)
Operating Lease Obligations(1)	61,569	17,817	13,926	6,474	23,352
Purchase Obligations(2)	211,297	1,129	60,168	150,000	—
Total	272,866	18,946	74,094	156,474	23,352

(1)	Operating lease obligations represent our obligations for the leased premises of our headquarter and offline retail stores.

(2)	Purchase obligations consist primarily of contractual commitments in connection with leasehold improvements, purchase of equipment and construction of office building.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities not reflected on our balance sheet.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dunde Yu	40	Founder, Chairman and Chief Executive Officer
Kun Li	33	Director
Jie Zhu	40	Director
Haifeng Yan	39	Independent Director
Frank Lin	56	Independent Director
Shiwei Zhou	45	Independent Director
Onward Choi	50	Independent Director
Jack Xu	53	Independent Director
Jiangtao Liu	43	Independent Director
Haijin Cheng	50	Independent Director
Anqiang Chen	45	Financial Controller
Wei Zhang	55	Executive Vice President

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

Mr. Kun Li has served as Tuniu’s director since April 21, 2020. Mr. Kun Li currently serves as the vice general manager of asset management in HNA Tourism & Hospitality Business Unit. Mr. Li joined HNA Group in July 2013 and has previously served as president of HNA Tourism Innovation Ventures, deputy director of the investment committee in HNA’s Travel Innovation Platform and general manager of strategic coordination in HNA Hotels and Resorts. Mr. Li has extensive experience in the fields of tourism and investment. Mr. Li received a master’s degree in financial modeling from University of Glasgow in November 2012.

Mr. Jie Zhu has served as our director since February 2016. Currently, Mr. Zhu serves as general manager of HNA Tourism & Hospitality Business Unit. After joining HNA Tourism Group in 2011, Mr. Zhu headed the investment and securities business divisions of HNA Tourism Group and its subsidiary Beijing Tourism Investment Fund. Mr. Zhu holds an MBA from Glendon-York University.

Mr. Haifeng Yan has served as our director since our inception and is now our independent director. Mr. Yan is the founder and Chief Executive Officer of Black Fish Group Limited. Mr. Yan co-founded Tuniu in 2006 and previously served as our Chief Operating Officer and President until November 2017. Prior to founding Tuniu, Mr. Yan was one of the founding members and Chief Operating Officer of ci123.com, a leading childcare website in China, from 2005 to 2006. Prior to that, Mr. Yan served as an analyst of iTech Holdings Limited in 2004.

Mr. Frank Lin has served as our independent director since December 2009. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of Sina Corporation, a Nasdaq-listed company. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including Vipshop Holdings Limited, China Online Education Group (51 Talk.com), which are NYSE listed companies, Kuaishou Technology,a Hong Kong Exchange listed company. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

Mr. Shiwei Zhou has served as Tuniu’s independent director since February 2021. Mr. Zhou currently serves as Vice President of Corporate Strategy & Investment at Trip.com (NASDAQ: TCOM), leading the Company’s strategic M&A activity and investments. Mr. Zhou joined Trip.com in November 2015 as the head of its investor relations department. Before joining Trip.com, Mr. Zhou worked in equity research on the both the buy side and the sell side in the US, covering the technology, real estate, and hospitality sectors. Prior to that, he worked in a private investment fund, investing in US real estate assets. Mr. Zhou is a Certified Financial Analyst (CFA) and received an MBA degree from the University of Southern California, a Master of Science degree from Columbia University, and a Bachelor of Engineering degree from Tongji University.

Mr. Onward Choi has served as our independent director since May 2014. Mr. Choi was the acting chief financial officer of NetEase Inc., a Nasdaq-listed company, from July 2007 to June 2017. Mr. Choi currently serves as the independent director and the chairman of the audit committee of Smart Share Global Limited and Ucloudlink Group Inc., both are Nasdaq-listed companies. Mr. Choi also serves as an independent non-executive director and the chairman of the audit committee of Beijing Jingkelong Company Limited (HKEX: 0814) and Tongdao Liepin Group, formerly named as Wise Talent Information Technology Company Limited (HKEX: 6100), both of which are listed on the Hong Kong Stock Exchange. Mr. Choi is a fellow member of the Association of Chartered Certified Accountants, CPA Australia, and the Hong Kong Institute of Certified Public Accountants. Mr. Choi received a bachelor’s degree in accountancy with honors from the Hong Kong Polytechnic University.

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

Mr.Jiangtao Liu has served as Tuniu’s independent director since February 2021. Mr. Jiangtao Liu joined Caissa Group in 2019 and currently serves as Chief Executive Officer of Caissa Group, and Chairman of the Board of Caissa Tourism (000796. SZ), an A-share company listed on the Shenzhen Stock Exchange. Prior to joining Caissa Group, Mr. Liu served as Vice Chairman of Secoo Group, Executive Director and Senior Vice President of Elion Resources Group and Vice Chairman of HNA Tourism Group Co. Mr. Liu received a bachelor’s degree in engineering from Nanjing University of Aeronautics and Astronautics and is currently pursuing an EMBA degree in the PBC School of Finance at Tsinghua University.

Mr. Haijin Cheng has served as Tuniu’s independent director since March 2021. Mr. Cheng has extensive experience in internal auditing, financial management and strategic M&A with companies in a range of industries and countries. Mr. Cheng is the founder and president of Shanghai Huan Pu Management Consulting Co., which provides management advisory services to domestic and foreign companies. Prior to founding Huan Pu, Mr. Cheng served as the leader of the business development department in General Electric (China) Ltd, director of the business development department in Honeywell (China) Ltd., senior officer of the audit department in Bank of China (Hong Kong) and corporate accountant in C. P. Group of Thailand. Mr. Cheng currently serves as an independent director of Centre Testing International Group Co., Ltd. (300012.SZ), an A-share company listed on the Shenzhen Stock Exchange. Mr. Cheng is a Certified Public Accountant USA and received an MBA degree from Cornell University.

Mr. Anqiang Chen has served as our financial controller since May 2020. Mr. Chen joined Tuniu in March 2010. Prior to the financial controller appointment, Mr. Chen previously served as associate vice president in charge of budgeting and working capital management at Tuniu. Mr. Chen has over 25 years of experience in finance and management across various industries. Mr. Chen holds an MBA from Xi’an University of Technology.

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

B.Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB3.1 million (US$0.5 million) in cash to our executive officers and RMB0.7 million (US$0.1 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan, or the 2008 Plan, in 2008. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of February 28, 2021, options to purchase 3,683,886 Class A ordinary shares were outstanding under the 2008 Plan. The 2008 Plan terminated automatically in 2018.

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

Termination of the 2008 Plan. The 2008 Plan terminated automatically in 2018.

2014 Share Incentive Plan

We adopted the 2014 Share Incentive Plan, or the 2014 Plan, in 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase, the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis (the "Evergreen Provision"). Pursuant to the Evergreen Provision, the maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 36,464,263 Class A ordinary shares in December 2014, August 2015 and December 2016, respectively, reaching to a total of 41,964,263 Class A ordinary shares. As of February 28, 2021, options to purchase 12,519,039 Class A ordinary shares and 65,658 restricted shares were outstanding under the 2014 Plan.

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

The following table summarizes, as of February 28, 2021, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
	Ordinary
	Shares
	Underlying
	Options
	Awarded/
	Restricted	(US$/	(RMB/		Vesting
Name	Shares	Share)	Share)(3)	Date of Grant	Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.653	November 5, 2009	4 years(1)	November 4, 2019
	1,100,000	0.226	1.475	March 11, 2011	4 years(1)	March 10, 2021
	1,269,995	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2029
	900,000	3.000	19.575	June 13, 2014	4 years(1)	June 12, 2024
	760,000	3.090	20.162	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	20.162	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	17.507	December 2, 2016	4 years(1)	December 1, 2026
	17,256	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
	3	1.670	10.897	May 8, 2018	4 years(1)	May 7, 2028
	12,564	0.0033	0.022	January 30, 2019	1 years(2)	January 29, 2029
Wei Zhang	*	3.090	20.162	August 20, 2015	4 years(1)	August 19, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	17.507	December 2, 2016	4 years(1)	December 1, 2026
	*	1.670	10.897	May 8, 2018	4 years(1)	May 7, 2028
	*	0.0033	0.022	January 30, 2019	1 years(2)	January 29, 2029
Jack Xu	*	N/A		May 9, 2018	4 years(1)	May 8, 2028
Onward Choi	*	N/A		May 9, 2018	4 years(1)	May 8, 2028
Directors and officers as a group	8,853,644	—	—	—	—	—

*Shares underlying vested options less than 1% of our total outstanding shares.

†Denotes restricted share award; all other awards in this table are option awards.

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

(3)	The prices in Renminbi were translated using the rate of US$1.00 = RMB6.5250, the exchange rate in effect as of December 31, 2020, solely for the convenience of the readers.

C.Board Practices

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

Audit Committee. Our audit committee consists of Mr. Onward Choi, Mr. Jack Xu and Mr. Haijin Cheng and is chaired by Mr. Choi. Each of Mr. Choi, Mr. Xu and Mr. Cheng satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that each of Mr. Choi and Mr. Xu qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Onward Choi, Mr. Jiangtao Liu and Mr. Jack Xu, and is chaired by Mr. Choi. Each of Mr. Choi, Mr. Liu and Mr. Xu, satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D.Employees

We had a total of 7,355, 6,188, and 2,113 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2020:

Number of
Function	Employees
Management and administration	265
Customer service center	1,117
Sales and marketing	241
Research and product development	490
Total	2,113

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2021 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on 370,545,883 ordinary shares outstanding as of February 28, 2021, including 17,373,500 Class B ordinary shares outstanding and 353,172,383 Class A ordinary shares outstanding (excluding 18,785,661 Class A ordinary shares, represented by 6,261,887 American depositary shares, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary		Voting
	Shares	Shares	Shares	%†	Power††
Directors and Executive Officers:*
Dunde Yu(1)	12,195,758	10,423,503	22,619,261	6.0	21.8
Kun Li(2)	100,379,869	—	100,379,869	27.1	19.1
Jie Zhu(3)	100,379,869	—	100,379,869	27.1	19.1
Jiangtao Liu (4)	78,061,780	—	78,061,780	21.1	14.8
Haijin Cheng (5)	—	—	—	—	—
Frank Lin(6)	31,829,512	—	31,829,512	8.6	6.0
Shiwei Zhou (7)	12,481,034	—	12,481,034	3.4	2.4
Haifeng Yan(8)	—	—	—	—	—
Onward Choi	**	—	**	**	**
Jack Xu(9)	**	—	**	**	**
Anqiang Chen	**	—	**	**	**
Wei Zhang	**	—	**	**	**
All directors and executive officers as a group	236,042,749	10,423,503	246,466,252	64.9	63.4

Principal Shareholders:
Affiliates of HNA Tourism (10)	100,379,869	—	100,379,869	27.1	19.1
Affiliates of Caissa Group (11)	78,061,780	—	78,061,780	21.1	14.8
DCM V, L.P. and Affiliates(12)	31,829,512	—	31,829,512	8.6	6.0
Unicorn Riches Limited(13)	27,436,780	—	27,436,780	7.4	5.2
Dragon Rabbit Capital Limited(14)	4,104,137	10,423,503	14,527,640	3.9	20.6
Fullshare Holdings Limited (15)	4,104,137	6,949,997	11,054,134	3.0	14.0

*

Except for Kun Li, Jie Zhu, Jiangtao Liu, Haijin Cheng, Frank Lin, Shiwei Zhou, Haifeng Yan and Jack Xu, the business address of our directors and executive officers is Tuniu Building, No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**	Shares underlying vested options of less than 1% of our total outstanding shares on an as-converted basis.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of February 28, 2021, which is 370,545,883 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 353,172,383 Class A ordinary shares outstanding (excluding the 18,785,661 Class A ordinary shares, represented by 6,261,887 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after February 28, 2021.

††

For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 28, 2021, with respect to the total voting power based on all the outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)

Represents (i) 8,091,621 Class A ordinary shares underlying the options that have become fully vested as of February 28, 2021 or will become fully vested within 60 days after February 28, 2021, and (ii) 4,104,137 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. On November 26, 2020, the 4,104,137 Class A ordinary shares and 10,423,503 Class B ordinary shares owned by Dragon Rabbit Capital Limited were pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure the obligations of Dragon Rabbit Capital Limited under the loan agreement.

(2)

Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,470,778 class A ordinary shares represented by 3,156,926 American Depository Shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Li is 25/F Hainan Airlines Plaza, Xiao Yun Road, Chaoyang District, Beijing, PRC.

(3)

Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,470,778 class A ordinary shares represented by 3,156,926 American Depository Shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Zhu is 25/F Hainan Airlines Plaza, Xiao Yun Road, Chaoyang District, Beijing, PRC.

(4)

Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited and (ii) 12,436,780 Class A ordinary shares held by Hopeful Tourism Limited. The business address of Mr. Liu is Floor 4th, Hopson One office building, No.22 West Dawang Road. Chaoyang District, Beijing, PRC.

(5)	The business address of Mr. Cheng is No.4-2-502 Dong Hua Shi Nan Li Yi Qu, Dongcheng District, Beijing, PRC.

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

(7)	Represents 12,481,034 Class A ordinary shares held by Ctrip Investment Holding Ltd. The business address of Mr. Zhou is 10F, Building 16, 968 Jinzhong Road, Shanghai, PRC.

(8)	The business address of Mr. Yan is Floor 2-5,Building C6, Zijin International Creative Park, Nanjing, Jiangsu, PRC.

(9)	The business address of Mr. Xu is 12011 Magnolia Court, Saratoga, CA 95070, USA.

(10)

Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9, 470,778 class A ordinary shares represented by 3,156,926 Amercian Depository Shares held by Hong Kong Praise Tourism Investment Limited (HK Praise Tourism) . BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC. HK Praise Tourism is a company organized under the laws of Hong Kong, and is a nominee of Beijing Capital Airlines Co. Limited, a controlled subsidiary of HNA Tourism. The business address of HK Praise Tourism is Unit 417, 4/F, Lippo Centre Tower Two No. 89 Queensway, Admiralty, Hong Kong. We refer to BHR Winwood Investment Management Limited and HK Praise Tourism as “Affiliates of HNA Tourism.”

(11)

Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited, and (ii) 12,436,780 Class A ordinary shares held by Hopeful Tourism Limited. The business address of Fabulous Jade Global Limited is c/o Caissa Group, 4F, Hopson Building B, No. 22, West dawang Road, Chaoyang District, Beijing 100022, the People’s Republic of China. Fabulous Jade is a wholly-owned subsidiary of Hopeful Tourism Limited. The business address of Hopeful Tourism Limited is Flat/Rm A, 12/F Kiu Fu Commercial Building, 300 Lockhart Road, Wan Chai, Hong Kong. Hopeful Tourism Limited is a wholly-owned subsidiary of Caissa Sega Tourism Culture Investment Limited, which in turn is a wholly-owned subsidiary of Caissa Sega Tourism Culture Development Group Co., Ltd. We refer to Fabulous Jade Global Limited and Hopeful Tourism Limited as “Affiliates of Caissa Group”.

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

(14)

Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited is a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The business address of Dragon Rabbit Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands. On November 26, 2020, the 4,104,137 Class A ordinary shares and 10,423,503 Class B ordinary shares owned by Dragon Rabbit Capital Limited were pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure the obligations of Dragon Rabbit Capital Limited under the loan agreement.

(15)

Represents (i) 4,104,137 Class A ordinary shares and (ii) 6,949,997 Class B ordinary shares held by Verne Capital Limited. Verne Capital Limited is a wholly owned subsidiary of Five Seasons XV Limited. Five Seasons XV Limited is a wholly owned subsidiary of Fullshare Value Fund II L.P.. Fullshare Investment Management III Limited is the general partner of Fullshare Value Fund II L.P., and is wholly owned by Five Seasons XII Limited, which is a wholly owned subsidiary of Five Seasons XVIII (A) Limited. Five Seasons XVIII (A) Limited is a wholly owned subsidiary of Five Seasons XVIII Limited, which is a wholly owned subsidiary of Fullshare Holdings Limited. Accordingly, Fullshare Holdings Limited and its affiliates may be deemed to beneficially own the securities directly held by Verne Capital Limited. The business address of Fullshare Holdings Limited is Unit 2805, Level 28 Admiralty Centre Tower One 18 Harcourt Road, Admiralty Hong Kong.

To our knowledge, as of February 28, 2021, 112,236,966 of our outstanding ordinary shares are held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 30.3% of our total outstanding shares. This includes 88,047,546 ordinary shares (excluding 18,785,661 Class A ordinary shares, represented by 6,261,887 American depositary shares, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6.E Directors, Senior Management and Employees—Share Ownership.”

B.Related Party Transactions

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

Private Placements, Repurchase and Redesignation

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Relationship with Trip.com

Trip.com purchased 5,000,000 Class A ordinary shares in a private placement concurrent with our initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20,000,000 through a private placement transaction in May 2015. We conduct transactions in the ordinary course of business with Trip.com on the terms of arm-length transactions. We sell our packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. We purchased travelling products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through our online platform, amounting to RMB161.7 million, RMB65.7 million and RMB16.9 million (US$2.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, amounts due from Trip.com amounted to RMB23.8 million and RMB14.0 million (US$2.1 million), respectively, and amounts due to Trip.com amounted to RMB27.1 million and RMB18.2 million (US$2.8 million), respectively.

Relationship with JD.com, Inc.

On May 8, 2015, we issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., for a consideration of RMB1,528.2 million in cash and RMB660.2 million representing the fair value of business resource contributed by JD.com, Inc., which included the exclusive right to operate the leisure travel channel for both JD.com, Inc.’s website and mobile application, preferred partnership with JD.com, Inc. for hotel and air ticket reservation service, its internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015. Such exclusive right and preferred partnership have expired in August 2020. We also purchased travelling products from JD’s channels at the amount of RMB23.5 million, RMB49.4 million and RMB25,246.0 (US$3,869.0) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, amounts due from JD.com, Inc. amounted to RMB3.7 million and RMB1.6 million (US$0.3 million) , respectively, and amounts due to JD.com, Inc. amounted to RMB135,524.0 and RMB112,074.0 (US$17,176.0) , respectively. On November 20, 2020, JD.com, Inc. completed transfer of all its equity interest in us to Caissa. Subsequently on February 9, 2021, Caissa appointed a director to our board of directors to replace the director previsouly appointed by JD.com, Inc. and since then, JD.com, Inc. was no longer a related party of us.

Relationship with Caissa Group

On November 20, 2020, pursuant to a share purchase agreement and certain amendements, Caissa completed the purchase of all Class A ordinary shares held by JD.com, Inc.

We sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant. As of December 31, 2020, amounts due from Caissa amounted to RMB8.3 million (US$1.3 million) and amounts due to Caissa amounted to RMB1.9 million (US$0.3 million).

Relationship with HNA Tourism Group

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism until June 30, 2018. The transaction contemplated by the share subscription agreement was completed on in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of us and HNA Tourism. We have purchased RMB588.9 million, RMB443.1 million and RMB164.4 million (US$25.2 million) air tickets from HNA Tourism for the years ended December 31, 2018, 2019 and 2020, respectively. We sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant.

In December 2017, we provided financing to an affiliate of HNA Tourism (the "HNA Affiliate") amounting to RMB40.0 million (US$6.1 million) by purchasing private placement notes issued by the HNA Affiliate (the “Notes Financing”), with the interest rate of 8.5%, which was repayable in one year. The Notes Financing was guaranteed by another affiliate of HNA Tourism. The Notes Financing was extended for one year upon original maturity in December 2018 with the same interest rate and was further pledged by certain equity investment held by HNA Affiliate. In May 2018, we provided financing in the form of accounts receivable factoring arrangement (the “Loan Financings”) to another affiliate of HNA Tourism amounting to RMB500 million (US$76.6 million) with the average interest rate of 14% per annum and service fee rate of 6%, which were repayable in one year. The Loan Financings were guaranteed by another affiliate of HNA Tourism. The Loan Financings were extended for one year upon original maturity in May 2019 with interest rate decreased to 6% per annum. We have received requests from these borrowers for extension of maturity of the Notes Financing and Loan Financings for another one year to December 2020 and May 2021, respectively.

As of December 31, 2019, we reviewed the recoverability of above Notes Financing and Loan Financings to reflect the credit risk associated with the respective outstanding balances. As of December 31, 2019, we recorded an allowance provision of RMB1.9 million (US$0.3 million) and RMB21.3 million (US$3.3 million) for the Notes Financing and the Loan Financings, respectively. As of December 31, 2019, the carrying value of the Notes Financing and the Loan Financings were RMB44.8 million (US$6.9 million) and RMB512.8 million (US$78.6 million), respectively, which were presented in non-current assets, based on management’s estimates of time for collection.

By the ended of 2020, we did not receive the repayment of RMB40.0 million (US$6.1 million) from the affiliate of HNA Tourism according to the extended schedule and no settlement plans were reached for the outstanding balance. In addition, HNA Group, HNA Tourism’s ultimate holding company, received a formal bankruptcy and restructuring notice from the Hainan Province High People’s Court following creditors’ action against HNA Group due to its failure to pay overdue debts. Based on the assessment of all currently available information of HNA Group’s restructuring plan, we believed there were no assurance as to whether the collection of the outstanding receivables are probable as of December 31, 2020 and hence we provided full allowance for current expected credit losses on the remaining balance at the amount of RMB44.8 million (US$6.9 million) and RMB512.8 million (US$78.6 million) for the Notes Financing and the Loan Financings, respectively. Moreover, we provided full allowance of RMB30.8 million (US$4.7 million) for the current amounts due from HNA Tourism.

The interest income and service fee for the Notes Financing and the Loan Financings were RMB27.8 million and nil for the years ended 2019 and 2020, respectively.

As of December 31, 2019, amounts due from HNA Tourism amounted to RMB37.7 million, long-term amounts due from HNA Tourism amounted to RMB557.6 million, and amounts due to HNA Tourism amounted to RMB2.5 million. As of December 31, 2020, amounts due to HNA Tourism amounted to RMB0.7 million (US$0.1 million).

Employment Agreements and Indemnification Agreements

See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

Share Incentive Plans

See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.The Offer and Listing

A.Offering and Listing Details

See “—C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing three Class A ordinary shares of ours, have been listed on Nasdaq since May 9, 2014 under the symbol “TOUR.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in May 2014, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our current articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Holders of Class A ordinary shares and Class B ordinary shares are entitled to the same amount of dividends, if declared.

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

Redemption of Ordinary Shares. The Companies Act and our current articles of association permit us to purchase our own shares. In accordance with our current articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

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

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be materially adversely varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares, or by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Register of Members. Under the Companies Act, we must keep a register of members and there should be entered therein:

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

Differences in Corporate Law

The Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange, Regulations on Dividend Distribution, Regulations on Offshore Financing, Regulations on Employee Stock Option Plans.”

E.Taxation

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction) or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or state, local, and non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s goodwill and unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020 , and we will likely be a PFIC for our current taxable year ending December 31, 2021 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market.There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Furthermore, as mentioned above, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020 , and we will likely be a PFIC for our current taxable year ending December 31, 2021. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

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

As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,617.8 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$247.9 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, our U.S. dollar cash balance would have been US$153,257. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$139,324 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, our Renminbi cash balance would have been RMB6.5 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB7.2 million instead.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2020, we received a reimbursement of approximately US$0.29 million from the depositary net of US$0.08 million United States withholding tax.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of any increase in any such fees and charges.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2020, the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on pages F-2 and F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mr. Onward Choi and Mr. Jack Xu, each an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and a member of our audit committee, are audit committee financial experts.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officers, financial controller, senior finance officer and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on April 4, 2014. We have posted a copy of our code of business conduct and ethics on our website at http://ir.tuniu.com.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2019		2020
Audit fees(1)	US$	1,507,154	1,535,879
Audit-related fees(2)	US$	92,018	—
All other fees(3)	US$	—	—

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

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 30, 2020, our board of directors authorized a share repurchase program under which we may repurchase up to US$10 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were presented as “treasury stock” in shareholder’s equity on our consolidated balance sheets. Treasury stock is accounted for under the cost method.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2020 under the share repurchase programs described in the paragraph above. In 2020, we have made all the share repurchase based on the share repurchase programs described in the paragraph above.

Approximate
				Total Number	Dollar Value of
				of ADSs	ADSs that May
				Purchased as	Yet Be
	Total Number	Average		Part of Publicly	Purchased
	of	Price		Announced	Under Plans or
	ADSs	Paid Per		Plans	Programs
Period	Purchased	ADS		or Programs	(US$)
October 2020	42,670	US$	1.04	42,670	US$	9,955,427
November 2020	10,848	US$	1.05	10,848	US$	9,944,048
Total	53,518	US$	1.05	53,518	US$	9,944,048

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

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

Item 16H.Mine Safety Disclosure

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of Tuniu Corporation, its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.Exhibits

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

2.3

Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 99.(A) to the Post-Effective Amendment No. 1 to the F-6 Registration Statement (File No. 333-195515), filed with the Security and Exchange Commission on December 1, 2020).

2.4*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

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

4.5*	English Translation of Cooperation Agreement dated February 19, 2021 between Beijing Tuniu and Nanjing Tuniu.

4.6*	English Translation of Shareholders’ Voting Rights Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu.

4.7*	English Translation of Powers of Attorney dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu.

Exhibit Number	Description of Document

4.8*	English Translation of Equity Interest Pledge Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and Anqiang Chen.

4.9*	English Translation of Equity Interest Pledge Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and Dunde Yu.

4.10*	English Translation of Purchase Option Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu.

4.11

Business Cooperation Agreement dated May 8, 2015 between Tuniu Corporation and JD.com, Inc. (incorporated herein by reference to Exhibit 99.6 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4. 12

Investor Rights Agreement dated May 22, 2015 between Tuniu Corporation and Fabulous Jade Global Limited (incorporated herein by reference to Exhibit 99.7 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4.13

Registration Rights Agreement dated as of May 22, 2015 between Tuniu Corporation and Unicorn Riches Limited (incorporated herein by reference to Exhibit 7.08 to amendment no. 1 to Schedule 13D filed by Unicorn Riches Limited with the Securities and Exchange Commission on May 26, 2015).

4.14

Investor Rights Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.3 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.15

Amendment No. 1 to Investor Rights Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.4 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).

4.16

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

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Travers Thorp Alberga.

15.3*	Consent of Fangda Partners.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation

By:	/s/ Dunde Yu
Name:	Dunde Yu
Title:	Chairman and Chief Executive Officer

Date: April 29, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2019 and 2020	F-6
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2018, 2019 and 2020	F-7
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2018, 2019 and 2020	F-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2019 and 2020	F-9
Notes to the Consolidated Financial Statements	F-10
Financial Statement Schedule I - Condensed Financial Information of the Parent Company as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020	F-53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020 and the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern assessment

As described in Note 2(a) to the consolidated financial statements, the Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company has a history of net losses, cash used for operating activities, and accumulated deficits. In particular, the COVID-19 pandemic has negatively impacted the Company’s business operations for the year ended December 31, 2020 and will likely continue to impact the Company’s results of operations and cash flows for subsequent periods. Such adverse conditions and events casted substantial doubt about the Company’s ability to continue as a going concern. Management has developed its plan to mitigate these adverse conditions and events, including a business plan and forecasted cash flows covering the next twelve months from the date of issuance of the consolidated financial statements. Management has concluded that the plan alleviates the substantial doubt on the Company’s ability to continue as a going concern. Such conclusion required management to make judgments and assumptions relating to forecasted cash flows, including estimates of future revenues, capital expenditures, operational expenses and investments.

The principal considerations for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter are there was significant judgment by management when preparing its business plan and forecasted cash flows included in the going concern assessment. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s business plan and forecasted cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s going concern assessment, including the Company’s controls over the preparation of the business plan and forecasted cash flows. These procedures also included, among others, (i) testing management’s process for preparing the business plan and forecasted cash flows included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in developing the forecasted cash flows; and (iii) evaluating the reasonableness of the assumptions relating to future revenues, capital expenditures, operational expenses and investments included in the business plan and forecasted cash flows by considering the Company’s historical performance, relevant industry forecasts and market developments.

Goodwill impairment assessment

As described in Note 2(q) and Note 11 to the consolidated financial statements, the Company had goodwill of RMB232.0 million as of December 31, 2020. Management performs its goodwill impairment assessment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Where the qualitative assessment indicated that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, a quantitative goodwill impairment test is performed. Goodwill impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Fair value of the reporting unit is estimated by management based on the income approach, using a discounted cash flow model. The use of discounted cash flow model requires management to make judgments and assumptions relating to revenue growth, gross margin, operating expenses and discount rates.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are there was significant judgment by management when developing the fair value measurement of the reporting unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing our procedures and in evaluating management’s cash flow projections and significant assumptions, including revenue growth, gross margin, operating expenses and discount rates. The audit effort also included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s goodwill impairment assessment process, including internal controls over the valuation of the Company’s reporting unit. These procedures also included, among others, (i) testing management’s determination of the reporting unit and the process to estimate the reporting unit’s fair value, (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iv) evaluating management’s cash flow projections and significant assumptions including revenue growth, gross margin, operation expenses and discount rates by considering the historical performance of the reporting unit, relevant industry forecasts and market developments. Professionals with specialized skill and knowledge were also used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rates.

Non-financial assets impairment assessment

As described in Note 2(r), Note 8, Note 9, Note 10 and Note 14 to the consolidated financial statements, the Company had property and equipment of RMB111.7 million, finite-lived intangible assets of RMB71.4 million, land use right of RMB96.7 million and operating lease right-of-use assets of RMB42.3 million as of December 31, 2020. Management performs its non-financial assets impairment assessment whenever events or changes in circumstances indicate that the carrying value of the asset group may not be recoverable. Recoverability of asset group to be held and used is measured by comparing the carrying amount of the asset group to future undiscounted cash flows expected to result from the use of the asset group and their eventual disposition. Management’s impairment tests involved significant judgement and assumptions, including determining the asset group and the related revenue growth, gross margin and operating expenses of the asset group. If the asset group is determined to be not recoverable, an impairment loss is recognized at the amount equal to the difference between the carrying amount and fair value of the asset group.

The principal considerations for our determination that performing procedures relating to the non-financial assets impairment assessment is a critical audit matter are there was significant judgment by management when determining the estimated future undiscounted cash flows expected to be generated by the asset group. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant assumptions, including revenue growth, gross margin and operation expenses.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s impairment assessment process, including the Company’s internal controls over the development of assumptions used to estimate the future undiscounted cash flows expected to be generated by the asset group. These procedures also included, among others, (i) testing the determination of the asset group, (ii) testing management’s process for developing the future undiscounted cash flows estimates; (iii) testing the completeness, accuracy, and relevance of underlying data used in the estimate of future undiscounted cash flows; and (iv) evaluating management’s significant assumptions used, including revenue growth, gross margin and operating expenses by considering the historical performance of the asset group, relevant industry forecasts and market developments.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 29, 2021

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	295,463	213,538	32,726
Restricted cash	327,052	50,566	7,750
Short-term investments	1,305,386	1,353,670	207,459
Accounts receivable, net	529,983	264,134	40,480
Amounts due from related parties	65,108	23,913	3,665
Prepayments and other current assets	1,300,284	378,704	58,038
Total current assets	3,823,276	2,284,525	350,118

Non-current assets
Long-term investments	1,305,612	266,866	40,899
Property and equipment, net	223,340	111,697	17,118
Intangible assets, net	166,267	71,362	10,937
Land use right, net	98,774	96,713	14,822
Operating lease right-of-use assets, net	105,839	42,293	6,482
Goodwill	232,007	232,007	35,557
Other non-current assets	83,923	91,180	13,974
Long-term amounts due from related parties	557,582	—	—
Total non-current assets	2,773,344	912,118	139,789
Total assets	6,596,620	3,196,643	489,907

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB3,350,631 and RMB1,733,252, as of December 31, 2019 and 2020, respectively)

Short-term borrowings	203,845	60,679	9,299
Accounts and notes payable	1,311,963	705,838	108,174
Amounts due to related parties	29,755	21,034	3,224
Salary and welfare payable	112,511	47,487	7,278
Taxes payable	12,207	6,004	920
Advances from customers	1,113,879	208,762	31,994
Operating lease liabilities, current	57,490	18,264	2,799
Accrued expenses and other current liabilities	907,119	676,501	103,678
Total current liabilities	3,748,769	1,744,569	267,366

Non-current liabilities
Operating lease liabilities, non-current	54,718	34,367	5,267
Deferred tax liabilities	23,658	14,861	2,278
Long-term borrowings	9,689	22,577	3,460
Other non-current liabilities	10,947	3,054	468
Total non-current liabilities	99,012	74,859	11,473
Total liabilities	3,847,781	1,819,428	278,839

Commitments and contingencies (Note 22)

Redeemable noncontrolling interests	37,200	27,200	4,169

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2019 and 2020; 389,331,544 shares (including 371,958,044 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2019 and 2020)	249	249	38
Less: Treasury stock	(310,942)	(302,916)	(46,424)
Additional paid-in capital	9,113,512	9,125,689	1,398,573
Accumulated other comprehensive income	293,784	275,012	42,147
Accumulated deficit	(6,385,974)	(7,713,355)	(1,182,123)
Total Tuniu Corporation shareholders’ equity	2,710,629	1,384,679	212,211
Noncontrolling interests	1,010	(34,664)	(5,312)
Total equity	2,711,639	1,350,015	206,899
Total liabilities, redeemable noncontrolling interests and equity	6,596,620	3,196,643	489,907

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2018, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$(Note 2(d))
Revenues
Packaged tours	1,830,630	1,886,822	302,359	46,339
Others	409,519	394,165	147,900	22,667
Net revenues	2,240,149	2,280,987	450,259	69,006
Cost of revenues	(1,065,022)	(1,200,012)	(237,065)	(36,332)
Gross profit	1,175,127	1,080,975	213,194	32,674

Operating expenses
Research and product development	(315,222)	(303,561)	(100,514)	(15,404)
Sales and marketing	(778,126)	(923,273)	(371,984)	(57,009)
General and administrative	(487,372)	(749,404)	(1,109,340)	(170,014)
Other operating income	56,599	24,419	27,849	4,268
Total operating expenses	(1,524,121)	(1,951,819)	(1,553,989)	(238,159)
Loss from operations	(348,994)	(870,844)	(1,340,795)	(205,485)
Other income/(expenses)
Interest and investment income, net	152,929	156,862	3,526	540
Interest expense	(7,918)	(34,052)	(32,266)	(4,945)
Foreign exchange (losses)/gains, net	(11,729)	(1,131)	18,720	2,869
Other income/(loss), net	16,494	18,509	(253)	(39)
Loss before income tax expense	(199,218)	(730,656)	(1,351,068)	(207,060)
Income tax expense/(benefit)	(153)	(949)	6,641	1,018
Equity in income of affiliates	—	2,223	797	122
Net loss	(199,371)	(729,382)	(1,343,630)	(205,920)
Net loss attributable to noncontrolling interests	(14,037)	(35,797)	(35,674)	(5,467)
Net income attributable to redeemable noncontrolling interests	178	980	—	—
Net loss attributable to Tuniu Corporation	(185,512)	(694,565)	(1,307,956)	(200,453)
Accretion on redeemable noncontrolling interests	(2,422)	(4,634)	—	—
Net loss attributable to ordinary shareholders	(187,934)	(699,199)	(1,307,956)	(200,453)

Net loss	(199,371)	(729,382)	(1,343,630)	(205,920)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	11,693	9,705	(18,772)	(2,877)
Comprehensive loss	(187,678)	(719,677)	(1,362,402)	(208,797)
Comprehensive loss attributable to noncontrolling interests	(14,037)	(35,797)	(35,674)	(5,467)
Comprehensive income attributable to redeemable noncontrolling interests	178	980	—	—
Comprehensive loss attributable to Tuniu Corporation	(173,819)	(684,860)	(1,326,728)	(203,330)

Loss per share
Basic and diluted	(0.50)	(1.89)	(3.53)	(0.54)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	377,744,381	369,472,880	370,240,040	370,240,040

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2018, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	388,918,015	248	(9,971,352)	(185,419)	9,013,793	272,386	(5,505,897)	3,595,111	2,198	3,597,309
Repurchase of ordinary shares	—	—	(9,917,211)	(141,471)	—	—	—	(141,471)	—	(141,471)
Issuance of ordinary shares pursuant to share incentive plan	413,529	1	564,663	22,355	(18,130)	—	—	4,226	—	4,226
Share-based compensation expenses	—	—	—	—	68,738	—	—	68,738	—	68,738
Capital contribution to subsidiaries with noncontrolling interests	—	—	—	—	—	—	—	—	2,117	2,117
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	3,892	3,892
Foreign currency translation adjustments	—	—	—	—	—	11,693	—	11,693	—	11,693
Accretion on redeemable noncontrolling interest	—	—	—	—	(2,422)	—	—	(2,422)	—	(2,422)
Net loss	—	—	—	—	—	—	(185,512)	(185,512)	(14,037)	(199,549)
Balance as of December 31, 2018	389,331,544	249	(19,323,900)	(304,535)	9,061,979	284,079	(5,691,409)	3,350,363	(5,830)	3,344,533

Balance as of January 1, 2019	389,331,544	249	(19,323,900)	(304,535)	9,061,979	284,079	(5,691,409)	3,350,363	(5,830)	3,344,533
Repurchase of ordinary shares	—	—	(947,529)	(11,147)	—	—	—	(11,147)	—	(11,147)
Issuance of ordinary shares pursuant to share incentive plan	—	—	964,128	4,740	(4,600)	—	—	140	—	140
Share-based compensation expenses	—	—	—	—	61,736	—	—	61,736	—	61,736
Capital contribution to subsidiaries with noncontrolling interests	—	—	—	—	—	—	—	—	1,500	1,500
Acquisition of additional shares in subsidiaries	—	—	—	—	(1,134)	—	—	(1,134)	(2,281)	(3,415)
Disposal of shares in subsidiaries	—	—	—	—	165	—	—	165	(380)	(215)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	43,798	43,798
Foreign currency translation adjustments	—	—	—	—	—	9,705	—	9,705	—	9,705
Accretion on redeemable noncontrolling interest	—	—	—	—	(4,634)	—	—	(4,634)	—	(4,634)
Net loss	—	—	—	—	—	—	(694,565)	(694,565)	(35,797)	(730,362)
Balance as of December 31, 2019	389,331,544	249	(19,307,301)	(310,942)	9,113,512	293,784	(6,385,974)	2,710,629	1,010	2,711,639

Balance as of January 1, 2020	389,331,544	249	(19,307,301)	(310,942)	9,113,512	293,784	(6,385,974)	2,710,629	1,010	2,711,639
Cumulative effect of adoption of new accounting standard (Note 2(i))	—	—	—	—	—	—	(19,425)	(19,425)	—	(19,425)
Repurchase of ordinary shares	—	—	(160,554)	(308)	—	—	—	(308)	—	(308)
Issuance of ordinary shares pursuant to share incentive plan	—	—	625,167	8,334	(8,287)	—	—	47	—	47
Share-based compensation expenses	—	—	—	—	20,464	—	—	20,464	—	20,464
Foreign currency translation adjustments	—	—	—	—	—	(18,772)	—	(18,772)	—	(18,772)
Net loss	—	—	—	—	—	—	(1,307,956)	(1,307,956)	(35,674)	(1,343,630)
Balance as of December 31, 2020	389,331,544	249	(18,842,688)	(302,916)	9,125,689	275,012	(7,713,355)	1,384,679	(34,664)	1,350,015
Balance as of December 31, 2020(US$ (Note 2(d)))	389,331,544	38	(18,842,688)	(46,424)	1,398,573	42,147	(1,182,123)	212,211	(5,312)	206,899

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(199,371)	(729,382)	(1,343,630)	(205,920)
Depreciation of property and equipment	66,903	87,887	127,836	19,592
Amortization of intangible assets and land use right	153,258	155,002	66,597	10,206
Amortization of right-of-use assets	—	79,683	28,952	4,437
Allowance for credit losses	2,568	185,130	829,652	127,150
Change in fair value of contingent consideration	(5,242)	344	(5,451)	(835)
Foreign exchange (losses)/gains	14,279	(82)	(15,682)	(2,403)
Loss from long-term investments	—	—	49,502	7,587
Loss from disposal of property and equipment and intangible assets	1,368	1,501	3,790	581
Loss from impairment of intangible asset	—	32,014	31,876	4,885
Share-based compensation expenses	68,738	61,736	20,464	3,136
Change in deferred tax liabilities	(2,362)	(2,727)	(8,797)	(1,348)
Remeasurement of equity investments	(12,581)	(18,356)	9,021	1,383
Change in fair value of investments	(8,153)	(17,977)	(60,630)	(9,292)
Gain from disposal of equity investment	(1,850)	(24)	—	—
Share of results of equity investees	—	(2,223)	(797)	(122)
Changes in operating assets and liabilities:
Accounts receivable	(60,584)	(55,043)	208,175	31,904
Short-term and long-term amounts due from related parties	14,810	49,815	9,553	1,464
Prepayments and other current assets	(1,867)	160,205	447,332	68,557
Accrued interests of yield enhancement products	10,580	—	—	—
Other non-current assets	(25,606)	103	(45,233)	(6,932)
Operating lease liabilities, current and non-current	—	(73,315)	(24,983)	(3,829)
Accounts and notes payable	553,445	(36,253)	(492,659)	(75,503)
Amounts due to related parties	(9,765)	(47,404)	(8,721)	(1,337)
Salary and welfare payable	(83,274)	5,860	(64,936)	(9,952)
Taxes payable	(8,748)	(11,383)	(6,203)	(951)
Advances from customers	(152,335)	44,498	(905,118)	(138,715)
Accrued expenses and other liabilities	(34,719)	15,234	(163,025)	(24,986)
Accrued interests of amounts due to the individual investors of yield enhancement products	(6,559)	—	—	—
Non-current liabilities	(4,844)	(5,304)	—	—
Net cash provided by/(used in) operating activities	268,089	(120,461)	(1,313,115)	(201,243)
Cash flows from investing activities:
Purchase of short-term investments	(1,858,032)	(2,041,280)	(1,460,051)	(223,763)
Proceeds from maturity of short-term investments	4,067,804	1,614,098	1,445,422	221,521
Proceeds from maturity of yield enhancement products	172,458	—	—	—
(Increase)/decrease in loan receivable	(1,326,160)	(16,584)	241,003	36,935
Purchase of property and equipment and intangible assets	(119,442)	(122,479)	(28,330)	(4,342)
Cash paid for long-term investments	(874,120)	(547,205)	—	—
Proceeds from maturity of long-term investments	91,030	568,532	904,755	138,660
Cash received from disposal of equity investment	3,114	—	56,574	8,670
Cash paid for acquisition, net of cash received	(2,660)	(33,216)	(310)	(48)
Net cash provided by/(used in) investing activities	153,992	(578,134)	1,159,063	177,633
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(139,070)	(13,547)	(308)	(47)
Proceeds from issuance of ordinary shares upon exercise of options	4,585	109	58	9
Contingent consideration paid for business acquisitions	(6,800)	(13,921)	(14,019)	(2,149)
Repurchase of redeemable noncontrolling interests	(30,000)	(37,733)	(10,000)	(1,533)
Acquisition of noncontrolling interests of subsidiaries	—	(3,415)	—	—
Cash contribution from noncontrolling interests	2,117	1,500	—	—
Proceeds from yield enhancement products	(171,412)	—	—	—
Repayment of borrowings and discounted notes	(390)	(281,354)	(918,532)	(140,770)
Proceeds from borrowings and discounted notes	195,758	833,471	733,255	112,376
Net cash (used in)/provided by financing activities	(145,212)	485,110	(209,546)	(32,114)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(21,754)	4,974	5,187	795
Net increase/(decrease) in cash, cash equivalents and restricted cash	255,115	(208,511)	(358,411)	(54,929)
Cash, cash equivalents and restricted cash at the beginning of year	575,911	831,026	622,515	95,405
Cash, cash equivalents and restricted cash at the end of year	831,026	622,515	264,104	40,476
Supplemental disclosure of cash flow information
Income tax paid	3,740	2,286	3,515	539
Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	5,202	12,473	5,632	863
Receivables related to exercise of stock options	(23)	(55)	(45)	(7)
Accrual related to purchase business acquisitions	36,456	30,530	10,750	1,647

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1. Organization and Principal Activities

Tuniu Corporation (the “Company”) is an exempted company with limited liability incorporated in the Cayman Islands. The Company, its subsidiaries and the consolidated variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively referred to as the “Affiliated Entities”) are collectively referred to as the “Group”. The Group’s principal activity is the provision of travel-related services in the People’s Republic of China (“PRC”).

As of December 31, 2020, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

			Percentage of
			direct or indirect
		Place of	economic
Name of subsidiaries and Affiliated entities	Date of establishment/acquisition	incorporation	ownership
Subsidiaries of the Company:
Tuniu (HK) Limited	Established on May 20, 2011	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	Established on August 24, 2011	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	Established on September 8, 2008	PRC	100%
Jiangsu Kaihui Commercial Factoring Co., Ltd	Established on September 22, 2015	PRC	100%
Xiamen Suiwang International Travel Service Co., Ltd.	Established on January 26, 2016	PRC	100%
Tianjin Tuniu International Travel Service Co., Ltd.	Established on March 23, 2016	PRC	100%
Guangzhou Kaihui Internet Microcredit Co., Ltd.	Established on June 13, 2016	PRC	100%
Nanjing Kaihui Internet Microcredit Co., Ltd.	Established on December 28, 2016	PRC	90%
Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	Established on December 18, 2006	PRC	100%
Subsidiaries of VIE
Shanghai Tuniu International Travel Service Co., Ltd.	Acquired on August 22, 2008	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	Acquired on December 22, 2008	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	Acquired on November 18, 2009	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	Established on April 19, 2011	PRC	100%
Beijing Global Tour International Travel Service Co., Ltd.	Acquired on July 1, 2015	PRC	75.02%
Tuniu Insurance Brokers Co., Ltd.	Acquired on August 11, 2015	PRC	100%

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of approximately RMB199,371, RMB729,382 and RMB1,343,630 for the years ended December 31, 2018, 2019 and 2020, respectively. Net cash used in operating activities was approximately RMB120,461 and RMB1,313,115 for the years ended December 31, 2019 and 2020 respectively, and net cash provided by operating activities was RMB268,089 for the year ended December 31, 2018. The significant operating cash outflows for the year ended December 31, 2020 included those relating to refunds made to travellers as a result of their cancellation of travel orders as a result of the outbreak of COVID-19 pandemic in early 2020. As of December 31, 2020, the Group's accumulated deficit was RMB7,713,355 and the Group had cash and cash equivalents and short-term investments of RMB1,567,208. The COVID-19 pandemic has negatively impacted the Group’s business operations for the year ended December 31, 2020, and will continue to impact the Group’s results of operations and cash flows for subsequent periods. Such conditions and events casted substantial doubt on the Group’s ability to continue as a going concern. In response to the COVID-19 pandemic, in 2020, the Group has already taken actions to improve its liquidity, including scaling down its business operations by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Management plans to maintain the Group’s operation scale while sales of domestic travel products recovers gradually, and will continue to manage the Group’s capital expenditures, operational expenses and investments based on the Group’s working capital needs. Based on management’s liquidity assessment, which has considered the Group’s operations at the current business scale, the latest development of COVID-19 and its continuous impact on the Group’s business operations, the available funding from maturity of the Group’s short-term and long-term investments, and the available cash and cash equivalents, the Group will be able to meet its working capital requirements and capital expenditures in the ordinary course of business for the next twelve months from the issuance of these consolidated financial statements. As a result, management concluded that the substantial doubt on the Group’s ability to continue as a going concern has been alleviated. Accordingly, the consolidated financial statements have been prepared on going concern basis.

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

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

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

(2) Equity Interest Pledge Agreements.

Under the equity interest pledge agreements entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders pledged all of their equity interests in Nanjing Tuniu to guarantee their performance of their obligations under the purchase option agreement and the shareholders’ voting rights agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agreed that they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge agreement remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

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

(5) Cooperation Agreement.

Under the cooperation agreement entered between Beijing Tuniu and Nanjing Tuniu, Beijing Tuniu has the exclusive right to provide Nanjing Tuniu technology consulting and services related to Nanjing Tuniu’s operations, which require certain licenses. Beijing Tuniu owns the exclusive intellectual property rights created as a result of the performance of this agreement. Nanjing Tuniu agrees to pay Beijing Tuniu a quarterly service fee for services performed, and the quarterly service fee shall not be lower than 100% of profits of Nanjing Tuniu and its subsidiaries, and that Beijing Tuniu can adjust the service fee at its own discretion. This agreement remains effective for an unlimited term, unless the parties mutually agree to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. On January 24, 2014, the Company amended and restated the Cooperation Agreement. In the amended and restated agreement, the service fee has been changed to a quarterly payment which equals the profits of each of Nanjing Tuniu and its subsidiaries, and that Beijing Tuniu can adjust the service fee at its own discretion. Also in the amended and restated Cooperation Agreement, Beijing Tuniu has the unilateral right to terminate the agreement.

Subsequently in February 2021, the Group restructued the ownership structure of Nanjing Tuniu, accordingly the shareholders of Nanjing Tuniu other than Dunde Yu transferred all of their equity interest in Nanjing Tuniu to Dunde Yu and Anqiang Chen, the Group’s financial controller. After the transaction, Dunde Yu and Anqiang Chen hold 80.89% and 19.11% equity interests in Nanjing Tuniu, respectively. On February 19, 2021, Beijing Tuniu, Nanjing Tuniu and the then existing shareholders of Nanjing Tuniu, entered into a termination agreement to terminate the existing contractual arrangements and, on the same day, Beijing Tuniu, Nanjing Tuniu and the new shareholders of Nanjing Tuniu, namely Dunde Yu and Anqiang Chen, entered into new contractual arrangements which are substantially similar to the contractual arrangements the Group has historically adopted.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

In the years ended December 31, 2018, 2019 and 2020, the Company and its subsidiaries received service fees of RMB197,853, RMB30,420 and RMB12,813, respectively, from its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

Risks in relation to the VIE structure

The Group believes that each of the agreements and the powers of attorney under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and its shareholders is valid, binding and enforceable, and does not and will not result in any violation of PRC laws or regulations currently in effect. The legal opinion of Fangda Partners, the Company’s PRC legal counsel, also supports this conclusion. The shareholders of Nanjing Tuniu are also shareholders, nominees of shareholders, or designated representatives of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of Nanjing Tuniu were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	levying fines or confiscate the Group’s income;

●	revoke the Group’s business or operating licenses;

●	require the Group to discontinue, restrict or restructure its operations;

●	shut down the Group’s servers or block the Group’s websites and mobile platform;

●	restrict or prohibit the use of the Group’s financing proceeds to finance its business and operations in China; or

●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, the imposition of any of these penalties may cause the Group to lose the right to direct the activities of Nanjing Tuniu (through its equity interest in its subsidiaries) or the right to receive economic benefits from the Affiliated Entities. Therefore, a risk exists in that the Group would no longer be able to consolidate Nanjing Tuniu and its subsidiaries. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in the PRC. The 2019 Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. As the PRC Foreign Investment Law is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility can’t be ruled out that the VIE structure adopted by the Group may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether the Group’s VIE structures would be treated as a method of foreign investment. If the Group’s VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of the Group’s businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, the Group would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect the Group’s current corporate structure, corporate governance, business, financial conditions and results of operations.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2020, the aggregate accumulated deficit of the Affiliated Entities was RMB4,617 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

The following assets, liabilities, revenues and loss of the Affiliated Entities were included in the consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	126,096	115,737	17,737
Restricted cash	318,826	49,068	7,520
Short-term investments	831,256	685,773	105,099
Accounts receivable, net	284,469	153,844	23,578
Intercompany receivables	870,818	504,780	77,361
Prepayments and other current assets	534,144	238,020	36,478
Total current assets	2,965,609	1,747,222	267,773

Non-current assets
Long-term investments	1,009,049	232,068	35,566
Property and equipment, net	129,469	46,346	7,103
Intangible assets, net	91,953	61,682	9,453
Operating lease right-of-use assets, net	68,193	37,182	5,698
Goodwill	185,004	185,004	28,353
Other non-current assets	82,422	83,328	12,771
Total non-current assets	1,566,090	645,610	98,944
Total assets	4,531,699	2,392,832	366,717

LIABILITIES
Current liabilities
Short-term borrowings	184,000	251,685	38,572
Accounts and notes payable	1,149,051	604,766	92,684
Intercompany payable	5,241,312	5,293,093	811,202
Salary and welfare payable	81,144	38,397	5,885
Taxes payable	6,519	3,384	519
Advances from customers	1,104,505	192,965	29,573
Operating lease liabilities, current	30,779	9,527	1,460
Accrued expenses and other current liabilities	794,633	632,528	96,939
Total current liabilities	8,591,943	7,026,345	1,076,834
Non-current liabilities
Operating lease liabilities, non-current	42,155	30,108	4,614
Deferred tax liabilities	20,112	12,019	1,842
Total non-current liabilities	62,267	42,127	6,456
Total liabilities	8,654,210	7,068,472	1,083,290

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues	1,524,924	1,181,747	485,702	74,437
Net loss	(29,031)	(334,832)	(509,406)	(78,070)
Net cash provided by/(used in) operating activities	31,282	(505,492)	(849,609)	(130,208)
Net cash (used in)/provided by investing activities	(465,029)	(246,340)	901,947	138,229
Net cash provided by/(used in) financing activities	569,565	680,822	(332,455)	(50,951)

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

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include fair value of short-term and long-term investments, current expected credit losses for financial assets measured at amortized cost, estimated useful lives of property and equipment and intangible assets, impairment for goodwill and non-financial assets, the purchase price allocation and fair value of contingent considerations with respect to business combinations, fair value of share-based payment arrangements, subsequent measurement of equity investments using measurement alternative, valuation allowance for deferred tax assets and the determination of uncertain tax positions.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(d) Functional Currency and Foreign Currency Translation – continued

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

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.5250 on December 31, 2020, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020, or at any other rate.

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

2. Principal Accounting Policies – continued

(e) Fair Value Measurement – continued

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant Other
	Observable Inputs (Level 2)
	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Short-term investments	1,113,536	1,223,547	187,517
Long-term investments	282,995	6,819	1,045

	Fair Value Measurement Using
	Unobservable Inputs (Level 3)
	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Short-term investments	114,043	—	—
Long-term investments	711,927	71,506	10,959
Contingent consideration for acquisitions - short term	19,273	7,696	1,179
Contingent consideration for acquisitions - long term	10,947	3,054	468

The roll forward of major Level 3 investments are as following:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Fair value of Level 3 investment at the beginning of the year	1,100,080	825,970	126,585
Addition	494,100	—	—
Decrease	(795,587)	(754,013)	(115,557)
Change in fair value of the investments	27,377	(451)	(69)
Fair value of Level 3 investment at the end of the year	825,970	71,506	10,959

The Company determined the fair value of its investments by using income approach with significant unobservable inputs of future cash flows and discount rates ranging from 2.0% to 10.0%.

The roll forward of contingent consideration for acquisitions is as below:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	36,456	30,220	4,631
Addition	7,341	—	—
Net change in fair value	344	(5,451)	(835)
Payment	(13,921)	(14,019)	(2,149)
Balance at the end of the year	30,220	10,750	1,647

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(f) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks and third party payment processors, which are unrestricted as to withdrawal or use.

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on consolidated balance sheet as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Cash and cash equivalents	560,356	295,463	213,538	32,726
Restricted cash	270,670	327,052	50,566	7,750
Total	831,026	622,515	264,104	40,476

(h) Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which are due between three months and one year and stated at amortized cost; and (ii) equity securities and investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2018, 2019 and 2020.

(i) Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASC Topic 326"), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. On January 1, 2020, the Group adopted this ASC Topic 326 and several associated ASUs on the measurement of credit losses, which requires the Group to estimate lifetime expected credit losses upon recognition of the financial assets. The Group adopted the accounting standards update using a modified retrospective approach. Upon adoption of the new standard on January 1, 2020, the Group recorded a net decrease to its retained earnings of RMB19,425.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(i) Current expected credit losses – continued

The Group’s accounts receivable, held-to-maturity investments, prepayments and other current assets, amounts due from related parties and long-term amounts due from related parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include nature, size and types of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, expected imapct of COVID-19 and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

(j) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less provision for current expected credit losses. The Group recognized allowance for doubtful accounts of RMB3,299, RMB28,443 and RMB55,910 for the years ended December 31, 2018, 2019 and 2020, respectively.

The following table summarized the details of the Group’s allowance for credit losses related to accounts receivables:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	16,905	20,204	48,647	7,455
Cumulative effect of adoption of new accounting standard	—	—	1,833	281
Provision for doubtful accounts	4,200	30,023	56,747	8,697
Reversal	(901)	(1,580)	(837)	(128)
Write-offs	—	—	(14,968)	(2,294)
Balance at the end of year	20,204	48,647	91,422	14,011

(k) Long-term investments

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(k) Long-term investments – continued

The Group adopted the ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”, effective from January 1, 2018. The Group elects a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, the Group measures these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary.

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

Refer to Note 7 for details.

(l) Property and Equipment

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

2. Principal Accounting Policies – continued

(m) Land use right, net

Land use right represents the payments for usage of land for office buildings, which is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over their respective lease period which is 49.

(n) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-used software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB75,443, RMB56,927 and RMB756 for the years ended December 31, 2018, 2019 and 2020, respectively. The amortization expense for capitalized software costs amounted to RMB14,699, RMB36,983 and RMB90,684 for the years ended December 31, 2018, 2019 and 2020, respectively. The unamortized amount of capitalized internal use software development costs was RMB21,700 as of December 31, 2020.

(o) Business combination

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(p) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 1 to 5 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, software, technology, non-compete agreements, travel licenses, insurance agency license and business cooperation agreement with JD.com Inc., which are amortized on a straight-line basis over their estimated useful lives of 1 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. The Group provided impairment for certain intangible assets of nil, RMB32,014 and RMB31,876 for the years ended December 31, 2018, 2019 and 2020, respectively. Refer to Note 9 for details.

(q) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group adopted ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

There is only one reporting unit in the Group as Chief Operating Decision Maker (“CODM”) only reviews the operating results on the consolidation level, and business substance and economic characteristics of entities and components within the Group are similar. Therefore, the goodwill assessment was performed for the Group on consolidated level as one reporting unit.

As of December 31, 2020, management performed an annual impairment assessment and believed it was more likely than not an impairment was indicated based on qualitative assessment including the volatility of our share price during the year and negative financial trend impacted by the outbreak of COVID-19. Quantitative goodwill impairment test were performed and discounted cash flow analysis was used to estimate the fair value of the reporting unit with certain key assumptions including revenue growth rate, gross margin, operating expenses and discount rate. Based on the result of the impairment test, the fair value of the reporting unit was higher than its carrying value as at December 31, 2020. Therefore, no impairment loss was recognized for the year ended December 31, 2020.

No impairment loss was recognized for the year ended December 31, 2019 based on management’s goodwill impairment test.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(r) Impairment of non-financial assets

The Group evaluates its non-financial assets including property and equipment, intangible assets, land use rights and operating lease rights-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The asset group is the unit of account for a non-financial asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. When these events occur, the Group measures impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

As at December 31, 2020, the continuous loss making situation, net operating cash outflow and the uncertainty as to the future impact of COVID-19 pandemic indicated that the book value of the Group’s non-financial assets are subject to potential impairment risk. All of the Group’s non-financial assets are considered one asset group which represents the lowest level to independently generate identifiable cash flows. The Group performed an impairment test of non-financial assets using the key assumptions including revenue growth rate, gross margin and operating expenses. Based on management’s assessment, no additional impairment of non-financial assets was recognized during the years ended December 31, 2018, 2019 and 2020, except for provision for certain intangible assets (Note 2(p) and Note 9).

(s) Advances from Customers

Advances from customers represent the amounts travellers pay in advance to purchase packaged tours or other travelling products. Among the cash proceeds from travellers, the amounts payable to tour operators are recorded as accounts payable and the remaining are recognized as revenues when revenue recognition criteria are met.

(t) Revenue Recognition

The Group’s revenue is primarily derived from sales of packaged tours and other service fees.

According to ASC 606, "Revenue from Contracts with Customers" revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The Group early adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. There are no significant estimates in the Group’s revenue arrangements.

Packaged tours: Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Under the organized tour arrangements with the tour operators, the Group’s role is an agent that provides tour booking services to the tour operators and travellers. The tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. Revenues from organized tours (except for those under which the Group takes substantive inventory risks and the self-operated local tour operator business in which the Group acts as a principal, as discussed below) are generally reported on net basis, representing the difference between what the Group receives from the travellers and the amounts due to the tour operators.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(t) Revenue Recognition - continued

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

Under certain circumstances, the Group may enter into contractual commitments with suppliers to reserve tours, and is required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that the Group undertakes inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that the Group undertakes substantive inventory risk were RMB241,181, RMB166,186 and RMB1,599 for the years ended December 31, 2018, 2019 and 2020, which were recorded in revenues from packaged tours.

From 2018, the Group expanded its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour.The Group is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606. Revenues from the self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB509,737, RMB724,239 and RMB122,699 for the years ended December 31, 2018, 2019 and 2020, which were recorded in revenues from packaged tours.

Under the arrangements for the organized tours (except for the self-operated local tour operator business in which the Group acts as a principal, as discussed above) and self-guided tours, for which the Group’s role is an agent, revenues are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

Other revenues: Other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB81,879, RMB88,042 and RMB35,284 for the years ended December 31, 2018, 2019 and 2020, respectively, (iii) fees for advertising services that the Group provides primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB66,761, RMB74,859 and RMB26,204 for the years ended December 31, 2018, 2019 and 2020, respectively, (iv) fees for services that the Group provides for accommodation and transportation, and (v) service fees for financial services. The Group provided account receivables factoring service and cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2018, 2019 and 2020 were RMB117,537, RMB97,016 and RMB43,149, respectively.

Revenue is recognized when relevant services are rendered or when the tickets are issued.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(t) Revenue Recognition - continued

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. As of December 31, 2019 and 2020, liabilities recorded related to membership points and cash rewards were RMB9,374 and RMB10,369, respectively.

Value-added tax and surcharges

The Group’s business is subject to value-added tax (“VAT”), and the Group is permitted to offset input VAT (VAT that is paid in the acquisition of goods or services, and which is supported by valid VAT invoices received from vendors) against their VAT liability. VAT on the taxable revenue collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities. The Group is also subject to certain government surcharges on VAT payable in the PRC and these surcharges are recorded in cost of revenues.

(u) Cost of Revenues

Cost of revenues mainly consists of salaries and other compensation expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses and other service fee for financial service. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

(v) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expenses and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB222,073, RMB223,522 and RMB50,662 for the years ended December 31, 2018, 2019 and 2020, respectively.

(w) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses for the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development (Note 2(n)).

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(x) Leases

The Company applied ASC 842, Leases, on January 1, 2019 by using the optional transition method at the adoption date without recasting comparative periods. The Company determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in operating lease right-of-use (“ROU”) assets, net, operating lease liabilities, current and operating lease liabilities, non-current on its consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

(y) Share-based Compensation

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

(z) Income Taxes

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(z) Income Taxes - continued

Uncertain tax positions

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

(aa) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB222,304 , RMB217,199 and RMB56,396 for the years ended December 31, 2018, 2019 and 2020, respectively.

(ab) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB51,357, RMB24,608 and RMB22,398 for the years ended December 31, 2018, 2019 and 2020, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ac) Earnings (Loss) Per Share

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

(ad) Comprehensive Income (Loss)

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

(ae) Treasury stock

On January 12, 2018, the Company’s board of directors authorized a share repurchase program under which the Company was authorized to repurchase up to US$100 million worth of the Company’s ordinary shares or American depositary shares representing ordinary shares over the next 12 months. On September 30, 2020, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of the Company’s ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets. For the year ended December 31, 2020, the Group reissued 625,167 shares to employees upon their exercise of share options or vesting of restricted share units under the Group’s share compensation plans. The Company recognizes the difference between the reissuance price and the average cost the Company paid for repurchase in additional paid-in capital when reissuing the shares.

(af) Segment Reporting

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ag) Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Group for fiscal years beginning after December 15, 2020, with early adoption permitted. The Group does not expect a significant impact on its consolidated financial statements.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments— Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The standard is effective for the Group for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The standard is effective for the Group for fiscal years beginning after December 15, 2020, with early adoption permitted. The Group does not expect a significant impact on its consolidated financial statements.

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, accounts receivables balances amounts, due from related parties and long-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents, restricted cash and time deposits, which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from individual customers, corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on those customers and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2018, 2019 and 2020.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration - continued

(a) Credit and Concentration Risks - continued

The Group has purchased financial products issued by banks, companies and other financial institutions. The Group also provided account receivables factoring service and cash lending service to customers. The Group has set up a risk evaluation system on the issuers of credit quality, ultimate borrowers of asset management schemes, and conducts collectability assessment of the financial assets and loan receivables on timely basis.

The Group’s collectability assessment considers duration of credit periods, the credit standing of the borrowers and parties that have guaranteed the repayment of the debts, the quality of assets pledged, the borrowers’ repayment plans, forward looking information and an evaluation of default risk by reference to relevant information that is publicly available.

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

4. Business acquisition

Travel agencies

During the year ended December 31, 2019, the Group acquired 51% and 63.51% of controlling equity interests in an offline travel agency and an online travel agency, respectively. The Group expanded its tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB59,981 including cash consideration of RMB52,640 and an accrual in the amount of RMB7,341 representing the fair value of contingent consideration to be made based on the achievement of profit target over the next four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumptions included probabilities assigned to each scenario and the discount rate. During the year ended December 31, 2019, the Group made an upward adjustment of the fair value of the contingent consideration by RMB2,265 based on the reassessment of achievement of profit target. The contingent consideration is due in installments annually over the next four years. During the year ended December 31, 2020, the Group paid RMB1,776 of the contingent consideration, and made an downward adjustment of the fair value of the contingent consideration by RMB3,715 based on the reassessment of achievement of profit target. As of December 31, 2020, the carrying value of total unpaid contingent consideration was RMB4,115, which is expected to be paid in increments annually over the next three years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition – continued

Travel agencies - continued

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

During the year ended December 31, 2018, the Group acquired 80% of controlling equity interests of an online travel agency to expand Tuniu’s overseas business network and further enhance the Company’s competitive position. The total purchase price of RMB20,234 including cash consideration of RMB9,852 and an accrual in the amount of RMB10,382 representing the fair value of contingent consideration to be made based on the achievement of profit target over the next four years. The fair value of the contingent consideration was estimated using a probability-weighted scenario analysis method. Key assumptions included probabilities assigned to each scenario and the discount rate. During the year ended December 31, 2019, the Group paid RMB3,800 of the contingent consideration, and made an downward adjustment of the fair value of the contingent consideration by RMB2,311 based on the reassessment of achievement of profit target. During the year ended December 31, 2020, the Group made another downward adjustment of the fair value of the contingent consideration by RMB1,736 based on the reassessment of achievement of profit target. As of December 31, 2020, the carrying value of total unpaid contingent consideration was RMB2,535, which is expected to be paid in increments annually over the next two years.

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

As of December 31, 2020, the Group has total unpaid contingent consideration of RMB4,100 resulting from acquisitions completed in 2016, which amount is expected to be paid in 2021.

Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

5. Transaction with JD.com, Inc.

On May 8, 2015, the Company entered into a share subscription agreement with Fabulous Jade Global Limited, an affiliate of JD.com, Inc., and a Business Cooperation Agreement (“BCA”) with JD. Com, Inc. (“JD”) for a period of five years. Pursuant to these agreements, the Company issued 65,625,000 Class A ordinary shares for a cash consideration of RMB1,528.2 million (US$250 million) and the business resource contributed by JD. According to BCA, the business resource includes the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application and JD’s preferred partnership for hotel and air ticket reservation service, the internet traffic support and marketing support for the leisure travel channel for a period of five years started from August 2015.

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

The Group assessed the economic benefits to generated from these intangible assets using the excess earning method with certain key assumptions including revenue, EBIT margin and discount rate. Accordingly, the Group wrote down RMB32,014 and RMB9,554 for these intangible assets for the year ended December 31, 2019 and 2020, respectively. As of December 31, 2020, the five-year agreement has expired, and the carrying value of above intangible assets were nil, so the Group wrote off these intangible assets.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	475,828	232,906	35,694
Interest income receivable	14,876	278	43
Prepayment for advertising expenses	8,417	1,514	232
Receivables in relation to factoring business	204,954	—	—
Loan receivables	439,189	22,934	3,515
Value-added tax receivables	67,931	78,218	11,987
Receivables from employees	32,870	19,337	2,964
Others	56,219	23,517	3,603
Total	1,300,284	378,704	58,038

Receivable in relation to factoring business and loan receivable are recorded in connection with the Group’s account receivable factoring service and cash lending service.

The Group recognized a net provision for prepayments and other current assets of RMB124,581 and RMB170,639 for the years ended December 31, 2019 and 2020, respectively, and had a net reversal of RMB731 for the year ended December 31, 2018.

For the year ended December 31, 2020, the Group provided a full provision for receivable in relation to factoring business from a third party with the amount of RMB101,641, as this third party did not made repayment according to the extended schedule and no settlement plans was reached for the outstanding balance. Based on the assessment of all currently available information, the Group considered there were no assurance as to whether the collection of the outstanding receivables are probable as of December 31, 2020.

The following table summarized the details of the Group’s provision for prepayments and other current assets:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	30,632	29,901	154,482	23,675
Cumulative effect of adoption of new accounting standard	—	—	17,262	2,646
Addition	6,009	132,825	182,829	28,020
Reversal	(6,740)	(8,244)	(12,190)	(1,868)
Balance at the end of year	29,901	154,482	342,383	52,473

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments consist of equity investments, held-to-maturity investments and other long-term investments.

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Equity investments – equity method	99,338	43,689	6,696
Equity investments – measurement alternative	200,850	142,199	21,793
Held-to-maturity investments	10,502	2,653	406
Other long-term investments	994,922	78,325	12,004
Total	1,305,612	266,866	40,899

Equity investments

In February 2019, the Group invested RMB54,616 for 21.33% of equity interest in Nanjing Tengbang Jinhong Tourism Industry Investment Fund Partnership ("Tengbang"). The investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Tengbang as the Group has one of the five board seats of Tengbang. In December 2020, the Group withdrew this investment and recognized a gain of RMB799 for the year ended December 31, 2020 from this investment.

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42,500 for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. The Group recognized a loss of RMB2 for the year ended December 31, 2020 from this investment. As of December 31, 2020, the carrying value of its equity investment was RMB43,689.

Financial information of the investees described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

With the adoption of ASU 2016-01 effective from January 1, 2018, the Group elected a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. During the years ended December 31, 2019 and 2020, the Group remeasured certain equity investments based on the information obtained from observable transactions and recognized a gain of RMB18,356 and a loss of RMB9,021, respectively.

During the year ended December 31, 2020, the Group recognized impairment losses of RMB49,502 on certain equity investments based on the Group’s assessment of current economic conditions with the considerations of COVID-19 impacts, as well as the operating performance of the investees. The impairment was recorded in other income/(loss). No impairment loss was recognized for long-term investments for the years ended December 31, 2018 and 2019.

Held-to-maturity investments

During 2018, the Group made investments in time deposits that the Group has intention and ability to hold until maturity. The Group classified these investments as held-to-maturity investments. As of December 31, 2019 and 2020, the carrying value of RMB10,502 and RMB2,653, respectively.

Other long-term investments

The Group also made several investments in financial products with maturities over one year. The Group measured these other long-term investments at their fair value and the carrying value was RMB994,922 and RMB78,325 as of December 31, 2019 and 2020, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	149,191	142,277	21,805
Leasehold improvements	119,934	131,923	20,218
Buildings	4,466	4,308	660
Furniture and fixtures	18,339	16,860	2,584
Vehicles	15,483	19,925	3,054
Software	184,282	185,118	28,371
Others	2,044	2,102	322
Subtotal	493,739	502,513	77,014
Less: Accumulated depreciation	(325,304)	(435,393)	(66,728)
Property and equipment subject to depreciation	168,435	67,120	10,286
Construction in progress	54,905	44,577	6,832
Total	223,340	111,697	17,118

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 was RMB67,077, RMB84,273 and RMB127,836, respectively.

9. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Travel license	31,056	31,056	4,760
Insurance agency license	11,711	11,711	1,795
Software	74,535	73,721	11,297
Technology	4,300	4,300	659
Trade names	41,634	41,634	6,381
Business Cooperation Agreements	660,215	—	—
Supplier relationship	8,560	8,560	1,312
Customer relationship	21,787	21,787	3,339
Non-compete agreements	6,399	6,399	981
Subtotal	860,197	199,168	30,524
Less: Accumulated amortization	(661,916)	(105,484)	(16,166)
Less: Impairment	(32,014)	(22,322)	(3,421)
Total	166,267	71,362	10,937

Amortization expenses for intangible assets were RMB153,087, RMB152,941 and RMB64,536 for the years ended December 31, 2018, 2019 and 2020, respectively.

Impairment charges for Business Cooperation Agreements were RMB32,014 and RMB9,554 for the year ended December 31, 2019 and 2020, respectively. As of December 31, 2020, the five-year agreement has expired and the carrying value of above intangible assets were nil, so the Group wrote off these intangible assets (Note 5).

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Intangible assets, net – continued

The Group provided impairment charges for trade names and customer relationship of RMB15,482 and RMB6,840, respectively, for the year ended December 31, 2020, as the Group believes the future economic benefit generated from these intangible assets were limited.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2021	16,334	2,503
2022	11,026	1,690
2023	8,917	1,367
2024	6,155	943
2025	4,270	654
Thereafter	24,660	3,780
Total	71,362	10,937

10. Land use right, net

Land use right, net, consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Land use right	101,007	101,007	15,480
Less: Accumulated amortization	(2,233)	(4,294)	(658)
Net book value	98,774	96,713	14,822

In December 2018, the Group obtained the certificate for a land use right, which had been fully paid, and started to amortize over the remaining period of the right to use the land. Amortization expenses for land use right were RMB171, RMB2,062 and RMB2,061 for the years ended December 31, 2018, 2019 and 2020, respectively.

11. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	159,409	232,007	35,557
Increase in goodwill related to acquisitions during the year	72,598	—	—
Accumulated impairment loss	—	—	—
Balance at the end of year	232,007	232,007	35,557

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Deposits	42,357	16,395	2,513
Loans receivables	36,003	17,586	2,695
Long-term prepayments to a supplier (a)	—	55,348	8,482
Others	5,563	1,851	284
Total	83,923	91,180	13,974

(a) This represents the prepayment of hotel resources the Group prepaid to a third party supplier which are expected to be utilized over one year.

The Group recognized a net provision for other loans receivable carried in non-current assets of RMB1,181 and RMB8,377 for the years ended December 31, 2019 and 2020. The following table summarized the details of the Group’s provision:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$(Note 2 (d))
Balance at the beginning of year	—	—	1,181	181
Cumulative effect of adoption of new accounting standard	—	—	294	45
Addition	—	1,181	8,805	1,349
Reversal	—	—	(428)	(66)
Balance at the end of year	—	1,181	9,852	1,509

13. Short-term and long-term borrowings

The following is a summary of short-term and long-term borrowings:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Short-term borrowings	203,845	60,679	9,299
Long-term borrowings	9,689	22,577	3,460

As of December 31, 2019 and 2020, the Group had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 0.4% to 6.3% and 0.2% to 5.8% per annum, respectively.

As of December 31, 2019 and 2020, the Group had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.4% to 6.0% and 0.2% to 6.0% per annum, respectively, among which RMB2,300 long-term borrowings were guaranteed by a subsidiary of the Group and pledged with the land use right owned by the Group. The repayment terms of Group’s long-term borrowings from banks ranged from three years to ten years and the principals and interests are repaid on monthly or quarterly basis or upon maturity.

The above borrowings contain certain standard covenants including, among others, limitation on liens, liquidation and dissolution of the Group, significant change of the Group’s capital structure and external investments. The Group was in compliance with all of the loan covenants as of December 31, 2019 and 2020.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Short-term and long-term borrowings – continued

The following table summarizes the aggregate required repayments of the principal amounts of the Group’s long-term borrowing:

As of December 31,
2020
RMB
2021	—
2022	5,249
2023	4,499
2024	6,161
2025 and thereafter	6,668
Total	22,577

14. Leases

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining lease terms of one month to fourteen years.

Total lease costs were RMB110,993 and RMB39,327 for the year ended December 31, 2019 and 2020, including short-term lease costs within 12 months of RMB21,726 and RMB6,653, respectively.

Consolidated balance sheet information related to leases is presented as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
ASSETS
Operating lease right-of-use assets, net	105,839	42,293	6,482
LIABILITIES
Operating lease liabilities, current	57,490	18,264	2,799
Operating lease liabilities, non-current	54,718	34,367	5,267
Total	112,208	52,631	8,066

Supplemental cash flow information related to leases is as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	73,315	38,399
Right-of-use assets obtained in exchange for operating lease liabilities	68,825	28,444

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Leases – continued

Other information related to lease is as follows:

	As of December 31,
	2019	2020
Weighted average remaining lease term(years)	4.85	6.97
Weighted average discount rate	5%	5%

As of December 31, 2020, maturities of lease liabilities (excluding lease payments of RMB1,154 for the leases with lease terms less than one year) are as follows:

As of December 31,
2020
RMB
2021	17,817
2022	9,009
2023	4,917
2024	3,526
2025 and thereafter	26,300
Total minimum lease payments	61,569
Less: interest	(8,938)
Present value of lease obligations	52,631

For the years ended December 31, 2018, the Group recognized lease expense for RMB71,379 under ASC 840.

15. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users (a)	32,416	18,195	2,789
Payable for business acquisition	20,032	8,138	1,247
Accrued liabilities related to customers incentive program	9,374	10,369	1,589
Accrued professional service fees	15,298	11,513	1,764
Accrued advertising expenses	34,755	18,804	2,882
Deposits received from suppliers	164,456	82,054	12,575
Accrued operating expenses	29,840	10,032	1,537
Advanced payment from banks (b)	25,095	10,812	1,657
Discounted bank acceptance notes (c)	537,000	482,000	73,870
Others	38,853	24,584	3,768
Total	907,119	676,501	103,678

(a) Deposits from packaged-tour users represent cash paid to the Group as a deposit for overseas tours, and such amount is refundable upon completion of the tours.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Accrued expenses and other current liabilities – continued

(b) Advanced payment from banks represent cash received by the Group for promotional and marketing campaigns. Banks participating in these campaigns would reimburse the Group for tours sold to their credit card holders at a specified discount. Such advanced payment is recognized as revenues when revenues from the related tour are recognized.

(c) Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest ranging from 2.5% to 3.3%. The issuance of notes payable is pledged by the Group’s bank deposits of RMB415,000 and RMB482,000 as of December 31, 2019 and 2020, which were recorded in short-term investments.

16. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2018, 2019 and 2020.

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

Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2019 for another three years. Tuniu Nanjing Information Technology obtained its HNTE certificate in 2017 with a valid period of three years and successfully obtained the first renewal of such certificate in December 2020 for another three years. Beijing Tuniu also obtained their HNTE certificates in November 2018. Therefore, Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu are eligible to enjoy a preferential tax rate of 15% in 2020 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities. If Nanjing Tuniu, Tuniu Nanjing Information Technology and Beijing Tuniu fail to maintain their HNTE qualifications or renew their qualifications when their current terms expire, their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Income Taxes – continued

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2018	2019	2020
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(37.7)	(15.8)	(20.9)
R&D expenses super-deduction	(20.5)	(3.8)	(0.7)
Non-deductible expenses and non-taxable income incurred	39.9	(2.1)	(2.2)
Difference in EIT rates of certain subsidiaries	(0.1)	(0.3)	0.1
Effect of preferential income tax rates	(6.5)	(3.1)	(0.8)
Total	(0.1)	(0.1)	0.5

The aggregate amount and per share effect of the preferential income tax rates are as follows:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	12,877	22,274	11,239	1,722
Basic net loss per share effect	—	—	—	—
Diluted net loss per share effect	—	—	—	—

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	10,485	7,596	1,164
Net operating loss carry forwards	1,161,298	1,044,010	160,002
Carryforwards of deductible advertising expenses	12,237	11,500	1,762
Allowance for doubtful accounts	62,276	269,615	41,320
Subtotal	1,246,296	1,332,721	204,248
Less: valuation allowance	(1,246,296)	(1,332,721)	(204,248)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(23,658)	(14,861)	(2,278)
Total non-current deferred tax liabilities, net	(23,658)	(14,861)	(2,278)

As of December 31, 2020, the Group had net operating loss carryforwards of RMB4,327,114 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2021 for the amount of RMB1,665,669 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2022 and 2025. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

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

As of December 31, 2019 and 2020, valuation allowances of RMB1,246,296 and RMB1,332,721 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	1,198,872	1,207,426	1,246,296	191,002
Additions	128,464	143,227	396,582	60,780
Written-off for expiration of net operating losses	(10,584)	(98,818)	(304,939)	(46,734)
Utilization of previously unrecognized tax losses and deductible advertising expenses	(109,326)	(5,539)	(5,218)	(800)
Balance at the end of the year	1,207,426	1,246,296	1,332,721	204,248

17. Redeemable noncontrolling interests

In December 2016, the Group entered into an investment agreement with certain investors (“noncontrolling shareholders”) to establish a subsidiary. The noncontrolling shareholders contributed RMB90,000 and held 30% equity interest. Pursuant to the investment agreement, the noncontrolling shareholders have the option to request the Group to redeem their equity interests at an agreed price after three years of the investment. In April 2018, the Group agreed with one of the noncontrolling shareholders to purchase its 10% equity interest of the subsidiary at the cost of RMB30,000. In December 2019, the Group agreed with one of the noncontrolling shareholders to purchase its 10% equity interest of the subsidiary at the cost of RMB37,733. In September 2020, this subsidiary decreased its share capital and the Group made payment to the noncontrolling shareholder of RMB10,000.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Redeemable noncontrolling interests – continued

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	96,719	69,319	37,200	5,702
Repurchase of redeemable noncontrolling interests	(30,000)	(37,733)	(10,000)	(1,533)
Net income attributable to redeemable noncontrolling interests	178	980	—	—
Accretion on redeemable noncontrolling interests	2,422	4,634	—	—
Balance as of December 31	69,319	37,200	27,200	4,169

18. Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.0001 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2019 and 2020, the authorized share capital of the Company is US$100,000 divided into 1,000,000,000 shares, comprising of 780,000,000 Class A Ordinary Shares and 120,000,000 Class B Ordinary Shares, each at a par value of US$0.0001 per share, and 100,000,000 shares of a par value of US$0.0001 each of such class or classes as the board of directors may determine.

As of December 31, 2019 and 2020, 1,000,000,000 ordinary shares were authorized. 389,331,544 were issued and outstanding, comprising of 371,958,044 Class A shares and 17,373,500 Class B shares as of December 31, 2019 and 2020.

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

The share options and restricted shares granted under the 2008 plan initially have a contractual term of six years, and grants under the 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan generally vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2008 plan, incentive awards are only exercisable upon occurrence of certain defined exercisable events. The Group did not recognize any share-based compensation expense for the awards granted until the completion of the Company’s IPO on May 9, 2014 upon which the performance condition was satisfied. As of December 31, 2020, 19,299,717 options and 74,406 restricted shares were outstanding under the 2008 and 2014 plan.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses - continued

The Group recognized share-based compensation expense of RMB68,738, RMB61,736 and RMB20,464 for the years ended December 31, 2018, 2019 and 2020, respectively, which was classified as follows:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	1,483	4,006	1,044	160
Research and product development	9,124	12,057	4,349	667
Sales and marketing	1,305	3,321	1,099	168
General and administrative	56,826	42,352	13,972	2,141
Total	68,738	61,736	20,464	3,136

Share options

The following table summarizes the Company’s option activities:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	share options	Price	Contractual Life	Value
		US$	In Years	US$’000

Outstanding at January 1, 2020	19,872,396	1.74	5.85	3,914
Granted	—	—	—	—
Exercised	(572,679)	0.01	—	—
Forfeited	—	—	—	—
Modified	—	—	—	—
Outstanding at December 31, 2020	19,299,717	1.80	4.92	2,339
Vested and expected to vest at December 31, 2020	15,769,304	1.78	4.63	2,091
Exercisable at December 31, 2020	17,544,597	1.81	4.68	2,339

In June 2019, the Company completed a one-time modification of share options, pursuant to which certain eligible employees were offered to replace certain unvested share options granted to them with cash awards. The price of cash awards were the same as the fair value of share options on grant date and still requires the same employees’ continuous employments with the Company for the remaining period and will be paid in installment. As a result, 2,342,913 options were replaced. The incremental compensation cost of this modification was immaterial. As of December 31, 2020, all of these cash awards were paid.

The total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 was RMB11,026, RMB6,857 and RMB2,290 (US$351), respectively.

The weighted-average grant date fair value for options granted during the years ended December 31, 2018 and 2019 was US$1.28 and US$1.50, respectively, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2018, 2019, and 2020 was RMB73,997 RMB25,461 and RMB25,038 (US$3,837), respectively.

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

The Company uses the binominal option pricing model to estimate the fair value of stock options. There was no option granted for the year ended December 31, 2020. The assumptions used to value the Company’s option grants for the years ended December 31, 2018 and 2019 were as follows:

	2018	2019

Expected volatility	49.9%	48.05%
Risk-free interest rate	2.97%	2.72%
Exercise multiple	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%
Time to maturity (in years)	10	10
Expected forfeiture rate (post-vesting)	0%-20%	0%-20%
Fair value of the common share on the date of option grant	US$1.24-1.35 (RMB8.54-9.31)	US$1.5 (RMB10.42)

As of December 31, 2020, there was RMB16,252 in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 1.55 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2018, 2019 and 2020 were RMB1,470, RMB610 and RMB161 (US$25), respectively.

The fair value of restricted shares with service conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of	Weighted average
	restricted shares	grant date fair value
Restricted shares as of January 1, 2020	126,894	2.23
Granted	—	—
Vested	(52,488)	2.23
Forfeited	—	—
Restricted shares as of December 31, 2020	74,406	2.23
Vested and expected to vest at December 31, 2020	74,406	2.23

As of December 31, 2020, there was RMB1,030 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 1.35 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(185,512)	(694,565)	(1,307,956)	(200,453)
Accretion on redeemable noncontrolling interests	(2,422)	(4,634)	—	—
Numerator for basic and diluted net loss per share	(187,934)	(699,199)	(1,307,956)	(200,453)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	377,744,381	369,472,880	370,240,040	370,240,040
Loss per share-basic and diluted	(0.50)	(1.89)	(3.53)	(0.54)

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and unvested restricted shares with the number of 8,316,843, 8,776,330 and 3,027,586, for the years ended December 31, 2018, 2019 and 2020, respectively.

21. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB70 million, or 5.0% of the Group’s total consolidated net assets as of December 31, 2020.

22. Commitments and Contingencies

(a) Capital Commitments

As of December 31, 2020, capital commitments relating to leasehold improvement, purchase of equipment and construction of office building were approximately RMB211,297.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22. Commitments and Contingencies - continued

(c) Other commitments

Deposits or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB446 million and RMB84 million as of December 31, 2019 and 2020, respectively.

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Trip.com”)	one board director of the Group
JD.com, Inc. (“JD”)	one board director of the Group
Hopeful Tourism Limited (“Caissa", a wholly-owned subsidiary of Caissa Sega Tourism Culture Investment Limited)	a principal shareholder of the Group
HNA Tourism Holdings Group Co., Ltd. (“HNA Tourism”)	two board directors of the Group
Fullshare Holdings Limited (“Fullshare”)	a principal shareholder of the Group

a)	Transactions with related parties:

Trip.com

Trip.com purchased 5,000,000 Class A ordinary shares in a private placement concurrent with the Group’s initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15 million through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20 million through a private placement transaction in May 2015.

The Group sells packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. The Group purchased travelling products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through the Group’s online platform, amounted of RMB161.7 million, RMB65.7 million and RMB16.9 million (US$2.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

JD

On May 8, 2015, the Company issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD, for cash consideration of RMB1,528.2 million (US$250 million) and RMB660.2 million representing the fair value of business resource contributed by JD, which include the exclusive rights to operate the leisure travel channel for both JD’s website and mobile application, JD’s preferred partnership for hotel and air ticket reservation service, internet traffic support and marketing support for the leisure travel channel for a period of five years starting from August 2015.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances - continued

The Group also purchased travelling products from JD’s channels at the amount of RMB23,509, RMB49,399 and RMB25 for the years ended December 31, 2018, 2019 and 2020, respectively.

Caissa

On November 20, 2020, pursuant to a share purchase agreement and certain amendements, Caissa completed the purchase of all Class A ordinary shares held by JD.

On November 20, 2020, JD completed transfer of all its equity interest in the Group to Caissa. Subsequently on February 9, 2021, Caissa assigned a director to the Group’s board of directors to replace the director previsouly assigned by JD and since then, JD was no longer a related party of the Group.

The Group sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant.

HNA Tourism

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism for total consideration of RMB3,279 million (US$500 million).

HNA Tourism agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules, and the Group undertook to acquire no less than US$100 million products and services sourced from HNA Tourism over the next two years. The Group purchased RMB588.9 million, RMB443.1 million and RMB164.4 million (US$25.2 million)air tickets from HNA Tourism for the year ended December 31, 2018, 2019 and 2020, respectively. The Group sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant.

In December 2017, the Group provided financing to an affiliate of HNA Tourism (the “HNA Affiliate”) amounting to RMB40.0 million (US$6.1 million) by purchasing private placement notes issued by the HNA Affiliate (the "Notes Financing"), with the interest rate of 8.5%, which was repayable in one year. The Notes Financing was guaranteed by another affiliate of HNA Tourism. The Notes Financing was extended for one year upon original maturity in December 2018 with the same interest rate and was further pledged by certain equity investment held by HNA Affiliate. In May 2018, the Group provided financing in the form of accounts receivable factoring arrangement (the "Loan Financings") to another affiliate of HNA Tourism amounting to RMB500 million (US$76.6 million) with the average interest rate of 14% per annum and service fee rate of 6%, which were repayable in one year. The Loan Financings were guaranteed by another affiliate of HNA Tourism. The Loan Financings were extended for one year upon original maturity in May 2019 with interest rate decreased to 6% per annum. The Group has received requests from these borrowers for extension of maturity of the Notes Financing and Loan Financings for another one year to December 2020 and May 2021, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances - continued

As of December 31, 2019, the Group reviewed the recoverability of above Notes Financing and Loan Financings to reflect the credit risk associated with the respective outstanding balances. As of December 31, 2019, the Group recorded an allowance provision of RMB1.9 million and RMB21.3 million for the Notes Financing and the Loan Financings, respectively. As of December 31, 2019, the carrying value of the Notes Financing and the Loan Financings were RMB44.8 million and RMB512.8 million, respectively, which were presented in non-current assets, based on management’s estimates of time for collection. By the ended of 2020, the Group did not receive the repayment of RMB40 million from the affiliate of HNA Tourism according to the extended schedule and no settlement plans were reached for the outstanding balance. In addition, HNA Group, HNA Tourism’s ultimate holding company, received a formal bankruptcy and restructuring notice from the Hainan Province High People’s Court following creditors’ action against HNA Group due to its failure to pay overdue debts. Based on the assessment of all currently available information of HNA Group’s restructuring plan, the Group considered it was unlikely to collect the outstanding receivables as of December 31, 2020.Accordingly, the Group provided a full allowance for current expected credit losses on the remaining balance at the amount of RMB44.8 million and RMB512.8 million for the Notes Financing and the Loan Financings, respectively. Moreover, the Group provided full a allowance of RMB30.8 million for the current amounts due from HNA Tourism.

The interest income and service fee for the Notes Financing and the Loan Financings were RMB27.8 million and nil for the years ended 2019 and 2020, respectively.

Fullshare

On May 25, 2018, Fullshare completed the purchase of 4,104,137 Class A ordinary shares and 6,949,997 Class B ordinary shares from the Group’s previous principal shareholder Mr. Haifeng Yan. Since then, Haifeng Yan was no longer the Group’s principal shareholder and Black Fish founded by Mr. Haifeng Yan ceased to be the Group’s related party.

During the year ended December 31, 2018, Fullshare made several prepayments to the Group for travelling products, which was RMB1.6 million in 2018. Fullshare has not made any prepayments to the Group in 2019 and 2020.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances - continued

b)	Balances with related parties:

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Trip.com	23,759	13,977	2,142
Amounts due from JD	3,685	1,644	252
Amounts due from HNA Tourism (i)	37,664	—	—
Amounts due from Caissa	—	8,292	1,271
Total	65,108	23,913	3,665

Non-Current:
Long-term amounts due from HNA Tourism	557,582	—	—
Total	557,582	—	—

Current:
Amounts due to Trip.com	27,128	18,240	2,795
Amounts due to JD	136	112	17
Amounts due to HNA Tourism (i)	2,491	746	114
Amounts due to Caissa	—	1,936	298
Total	29,755	21,034	3,224

(i)	For amounts due from HNA Tourism, refer to disclosure in Note 23 (a) above.

24. Subsequent events

The Group has evaluated the subsequent events through the date of issuance of the financial statements.

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	336	598	92
Amounts due from subsidiaries and Affiliated Entities	7,082,315	6,909,695	1,058,957
Prepayments and other current assets	237	228	35
Total current assets	7,082,888	6,910,521	1,059,084

Non-current assets
Intangible assets	47,484	—	—
Total non-current assets	47,484	—	—
Total assets	7,130,372	6,910,521	1,059,084

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	9,102	7,449	1,142
Total current liabilities	9,102	7,449	1,142
Non-current liabilities
Investment deficit in subsidiaries and Affiliated Entities	4,410,640	5,518,393	845,731
Total non-current liabilities	4,410,640	5,518,393	845,731
Total liabilities	4,419,742	5,525,842	846,873

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2019 and 2020; 389,331,544 shares (including 371,958,044 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2019 and 2020)	249	249	38
Less: Treasury stock	(310,942)	(302,916)	(46,424)
Additional paid-in capital	9,113,512	9,125,689	1,398,573
Accumulated other comprehensive income	293,784	275,012	42,147
Accumulated deficit	(6,385,974)	(7,713,355)	(1,182,123)
Total Tuniu Corporation shareholders’ equity	2,710,629	1,384,679	212,211
Total liabilities and equity	7,130,371	6,910,521	1,059,084

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(3,147)	(3,903)	(4,293)	(658)
Share of loss of subsidiaries and affiliated entities	(183,670)	(689,252)	(1,301,972)	(199,536)
Total operating expenses	(186,817)	(693,155)	(1,306,265)	(200,194)
Loss from operations	(186,817)	(693,155)	(1,306,265)	(200,194)
Other income/(expenses)
Interest income	—	—	—	—
Foreign exchange (losses)/gains, net	—	(2,457)	(2,922)	(448)
Other income, net	1,305	1,047	1,231	189
Loss before income tax expense	(185,512)	(694,565)	(1,307,956)	(200,453)

Net loss	(185,512)	(694,565)	(1,307,956)	(200,453)
Accretion on redeemable noncontrolling interests	(2,422)	(4,634)	—	—
Net loss attributable to ordinary shareholders	(187,934)	(699,199)	(1,307,956)	(200,453)

Net loss	(185,512)	(694,565)	(1,307,956)	(200,453)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	11,693	9,705	(18,772)	(2,877)
Comprehensive loss	(173,819)	(684,860)	(1,326,728)	(203,330)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(d))
Cash provided by/ (used in) operating activities	1,266	(4,739)	(4,779)	(732)
Cash provided by investing activities	133,189	18,268	5,292	811
Cash used in financing activities	(134,485)	(13,438)	(250)	(38)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13)	(5)	(1)	—
Net (decrease)/increase in cash, cash equivalents and restricted cash	(43)	86	262	41
Cash, cash equivalents and restricted cash at the beginning of year	293	250	336	51
Cash, cash equivalents and restricted cash at the end of year	250	336	598	92
Supplemental disclosure of non-cash investing and financing activities
Receivables related to exercise of stock option	(23)	(55)	(45)	(7)

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

As of December 31, 2020, the parent company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.