Form 20-F
period 2021-12-31
Tuniu Corp
filed 2022-04-29
CIK 1597095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

Tuniu Building No. 32

Suningdadao, Xuanwu District

Nanjing, Jiangsu Province 210042

The People’s Republic of China

(Address of principal executive offices)

Mr. Anqiang Chen, Financial Controller

Telephone: +(86) 25 86853969

Email: ir@tuniu.com

Tuniu Building No. 32

Suningdadao, Xuanwu District

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

371,958,043 Class A ordinary shares (including 18,266,523 Class A ordinary shares, represented by 6,088,841 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021.

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

⌧ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ⌧

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refer to our American depositary shares, each ADS represents three Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“consolidated affiliated entities” refers to the VIE and its subsidiaries;
●	“gross bookings” refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers;
●	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“VIE” refers to variable interest entity, and “the VIE” refers to Nanjing Tuniu Technology Co., Ltd., or Nanjing Tuniu, and its subsidiaries.
●	“we,” “us,” “our company,” “our,” or “Tuniu” refers to Tuniu Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the VIE;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and
●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect as of December 30, 2021.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	the expected growth of the online leisure travel market in China;
●	our expectations regarding demand for our products and services;
●	our expectations regarding our relationships with customers and travel suppliers;
●	our ability to offer competitive travel products and services;
●	our future business development, results of operations and financial condition;
●	competition in our industry in China;
●	relevant government policies and regulations relating to our corporate structure, business and industry;
●	the impact of the COVID-19 on our business operations, the travel industry and the economy of China and elsewhere generally;
●	general economic and business condition in China and elsewhere; and
●	assumptions underlying or related to any of the foregoing.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements, statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Tuniu Corporation is not an operating company in China but a Cayman Islands holding company with no equity ownership in the variable interest entity, or VIE. We conduct our business in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to control the business operations of the VIE. Revenues contributed by the VIE accounted for 48.1%, 90.6% and 53.6% of our total revenues for the years of 2019, 2020 and 2021, respectively. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE.

A series of contractual agreements, including powers of attorney, equity interest pledge agreements, cooperation agreements, purchase option agreements and shareholders’ voting rights agreements, have been entered into by and among our wholly owned PRC subsidiary, Beijing Tuniu Technology Co., Ltd., or Beijing Tuniu, the VIE and its shareholders. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the VIE, and we have consolidated the financial results of the VIE in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of our rights with respect to our contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. In addition, these agreements have not been tested in China courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries and the consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries and the VIE in China, including, among others, a Value-Added Telecommunication Business Operating License issued by the local bureau of the Ministry of Industry and Information Technology of the PRC, or the MIIT, a Short Messaging Service Access Code Certificate issued by the MIIT, a Food Business License issued by Jizhou Branch of Tianjin Administration for Market Regulation, Filing Certificates for Operation of Prepacked Food issued by Xuanwu Branch of Nanjing Administration for Market Regulation, Travel Agency Business Licenses issued by the local bureaus of and/or the then Ministry of Tourism, or the Ministry of Culture and Tourism which has replaced the Ministry of Tourism, Approval Documents for Operation of Small-sum Loan Business issued by the Guangzhou Municipal Bureau of Finance, an Insurance Brokerage Business License is issued by the CBIRC, a Securities and Futures Business Operation License is issued by the CSRC, Insurance Agency Concurrent-business Licenses issued by the CBIRC, and a Hotel Hygiene License, which is issued by the local bureau of the National Health Commission. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.”

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Tuniu Corporation is a holding company with no operations of its own. We conduct our business in China through our subsidiaries and the consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Tuniu Corporation’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Tuniu Corporation. In addition, our PRC subsidiaries are permitted to pay dividends to Tuniu Corporation only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generates accumulated profits and meets the requirements for statutory reserve funds. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and the consolidated affiliated entities in China are subject to restrictions on paying dividends or making other payments to our holding company, which may restrict our ability to satisfy our liquidity requirements.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25% (2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Under PRC law, Tuniu Corporation may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2019, 2020 and 2021, Tuniu Corporation did not make any capital contribution to our intermediate holding companies and subsidiaries. For the years ended December 31, 2019, 2020 and 2021, our intermediate holding companies and subsidiaries and the consolidated affiliated entities received no capital contribution or loan investment from Tuniu Corporation. VIE and its subsidiaries obtained financing from external banks for their operations with the amount of RMB543.5 million for the year ended December 31, 2019, and repaid RMB133.5 million and RMB284.1 million for the years ended December 31, 2020 and 2021, respectively.

Tuniu Corporation has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIE

The following table presents the condensed consolidating schedule of financial position for the VIE and other entities as of the dates presented.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2020
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	598	95,805	1,398	115,737	—	213,538
Restricted cash	—	1,498	—	49,068	—	50,566
Short-term investments	—	564,897	103,000	685,773	—	1,353,670
Accounts receivable, net	—	110,290	—	153,844	—	264,134
Intercompany loan receivables (1)	—	201,685	—	—	(201,685)	—
Amounts due from Group companies (2)	6,909,695	3,486,097	20,169	504,780	(10,920,741)	—
Amounts due from related parties	—	57	—	23,856	—	23,913
Prepayments and other current assets	228	162,337	1,975	214,164	—	378,704
Total current assets	6,910,521	4,622,666	126,542	1,747,222	(11,122,426)	2,284,525
Non-current assets:
Long-term investments (3)	—	74,798	—	232,068	(40,000)	266,866
Property and equipment, net	—	64,680	671	46,346	—	111,697
Intangible assets, net	—	4,982	4,698	61,682	—	71,362
Land use right, net	—	96,713	—	—	—	96,713
Operating lease right-of-use assets, net	—	5,111	—	37,182	—	42,293
Goodwill	—	47,003	—	185,004	—	232,007
Other non-current assets	—	7,850	2	83,328	—	91,180
Total non-current assets	—	301,137	5,371	645,610	(40,000)	912,118
Total assets	6,910,521	4,923,803	131,913	2,392,832	(11,162,426)	3,196,643
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	10,679	—	251,685	(201,685)	60,679
Accounts and notes payable	—	101,072	—	604,766	—	705,838
Amounts due to Group companies (2)	—	5,613,714	13,934	5,293,093	(10,920,741)	—
Amounts due to related parties	—	18,836	—	2,198	—	21,034
Salary and welfare payable	—	6,907	2,183	38,397	—	47,487
Taxes payable	—	84	2,536	3,384	—	6,004
Advances from customers	—	15,797	—	192,965	—	208,762
Operating lease liabilities, current	—	8,737	—	9,527	—	18,264
Accrued expenses and other current liabilities	7,449	38,356	366	630,330	—	676,501
Total current liabilities	7,449	5,814,182	19,019	7,026,345	(11,122,426)	1,744,569
Non-current liabilities:
Operating lease liabilities, non-current	—	4,259	—	30,108	—	34,367
Deferred tax liabilities	—	2,842	—	12,019	—	14,861
Long-term borrowings	—	22,577	—	—	—	22,577
Other non-current liabilities	—	3,054	—	—	—	3,054
Investment deficit in subsidiaries and Affiliated Entities (4)	5,518,393	4,503,579	4,616,473	—	(14,638,445)	—
Total non-current liabilities	5,518,393	4,536,311	4,616,473	42,127	(14,638,445)	74,859
Total liabilities	5,525,842	10,350,493	4,635,492	7,068,472	(25,760,871)	1,819,428
Redeemable noncontrolling interests	—	27,200	—	—	—	27,200
Equity
Total Tuniu Corporation shareholders’ equity	1,384,679	(5,518,393)	(4,503,579)	(4,616,473)	14,638,445	1,384,679
Noncontrolling interests (3)	—	64,503	—	(59,167)	(40,000)	(34,664)
Total equity	1,384,679	(5,453,890)	(4,503,579)	(4,675,640)	14,598,445	1,350,015
Total liabilities, redeemable noncontrolling interests and equity	6,910,521	4,923,803	131,913	2,392,832	(11,162,426)	3,196,643

	As of December 31, 2021
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	4,712	254,173	761	89,431	—	349,077
Restricted cash	—	26,111	—	20,410	—	46,521
Short-term investments	—	298,201	11,600	306,100	—	615,901
Accounts receivable, net	—	—	—	111,941	—	111,941
Intercompany loan receivables (1)	—	184,546	—	—	(184,546)	—
Amounts due from Group companies (2)	6,855,545	3,173,186	116,142	424,829	(10,569,702)	—
Amounts due from related parties	—	164	—	14,805	—	14,969
Prepayments and other current assets	130	288,526	1,922	46,455	—	337,033
Total current assets	6,860,387	4,224,907	130,425	1,013,971	(10,754,248)	1,475,442
Non-current assets:
Long-term investments (3)	—	66,000	—	175,947	(40,000)	201,947
Property and equipment, net	—	56,421	676	41,062	—	98,159
Intangible assets, net	—	2,186	1,265	51,925	—	55,376
Land use right, net	—	94,652	—	—	—	94,652
Operating lease right-of-use assets, net	—	20,274	—	27,841	—	48,115
Goodwill	—	47,388	—	184,619	—	232,007
Other non-current assets	—	5,343	2	86,766	—	92,111
Total non-current assets	—	292,264	1,943	568,160	(40,000)	822,367
Total assets	6,860,387	4,517,171	132,368	1,582,131	(10,794,248)	2,297,809
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	9,981	—	184,546	(184,546)	9,981
Accounts and notes payable	—	57,910	—	325,716	—	383,626
Amounts due to Group companies (2)	—	5,284,262	13,934	5,271,506	(10,569,702)	—
Amounts due to related parties	—	2,481	—	2,198	—	4,679
Salary and welfare payable	—	6,603	2,469	24,689	—	33,761
Taxes payable	—	448	3,443	4,113	—	8,004
Advances from customers	—	16,152	—	123,625	—	139,777
Operating lease liabilities, current	—	12,099	—	4,457	—	16,556
Accrued expenses and other current liabilities	8,038	43,454	414	330,723	—	382,629
Total current liabilities	8,038	5,433,390	20,260	6,271,573	(10,754,248)	979,013
Non-current liabilities:
Operating lease liabilities, non-current	—	14,897	—	23,935	—	38,832
Deferred tax liabilities	—	2,138	—	10,341	—	12,479
Long-term borrowings	—	14,344	—	—	—	14,344
Investment deficit in subsidiaries and Affiliated Entities (4)	5,583,205	4,546,165	4,658,273	—	(14,787,643)	—
Total non-current liabilities	5,583,205	4,577,544	4,658,273	34,276	(14,787,643)	65,655
Total liabilities	5,591,243	10,010,934	4,678,533	6,305,849	(25,541,891)	1,044,668
Redeemable noncontrolling interests	—	27,200	—	—	—	27,200
Equity
Total Tuniu Corporation shareholders’ equity	1,269,144	(5,583,205)	(4,546,165)	(4,658,273)	14,787,643	1,269,144
Noncontrolling interests (3)	—	62,242	—	(65,445)	(40,000)	(43,203)
Total equity	1,269,144	(5,520,963)	(4,546,165)	(4,723,718)	14,747,643	1,225,941
Total liabilities, redeemable noncontrolling interests and equity	6,860,387	4,517,171	132,368	1,582,131	(10,794,248)	2,297,809

Selected Condensed Consolidated Statements of Comprehensive Loss Information

	For the Year Ended December 31, 2019
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	1,183,449	—	1,097,538	—	2,280,987
Intra-Group revenues (5)	—	25,583	38,783	84,209	(148,575)	—
Total revenues	—	1,209,032	38,783	1,181,747	(148,575)	2,280,987
Total costs and expenses (5)	(3,903)	(1,517,942)	(117,315)	(1,658,170)	145,499	(3,151,831)
Loss from operations	(3,903)	(308,910)	(78,532)	(476,423)	(3,076)	(870,844)
Other income/(expenses) (5)	(1,410)	40,004	416	98,102	3,076	140,188
Investment in loss from subsidiaries and Affiliated Entities(4)	(689,252)	(412,948)	(334,832)	—	1,437,032	—
Loss before income tax expense	(694,565)	(681,854)	(412,948)	(378,321)	1,437,032	(730,656)
Income tax (expense)/benefit	—	(3,210)	—	2,261	—	(949)
Equity in income of unrelated affiliates	—	2,223	—	—	—	2,223
Net loss	(694,565)	(682,841)	(412,948)	(376,060)	1,437,032	(729,382)
Net loss attributable to noncontrolling interests	—	5,431	—	(41,228)	—	(35,797)
Net income attributable to redeemable noncontrolling interests	—	980	—	—	—	980
Net loss attributable to Tuniu Corporation	(694,565)	(689,252)	(412,948)	(334,832)	1,437,032	(694,565)

	For the Year Ended December 31, 2020
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	42,122	—	408,137	—	450,259
Intra-Group revenues (5)	—	22,093	15,355	77,565	(115,013)	—
Total revenues	—	64,215	15,355	485,702	(115,013)	450,259
Total costs and expenses (5)	(4,293)	(862,243)	(38,747)	(996,345)	110,574	(1,791,054)
Loss from operations	(4,293)	(798,028)	(23,392)	(510,643)	(4,439)	(1,340,795)
Other income/(expenses) (5)	(1,691)	24,927	798	(38,746)	4,439	(10,273)
Investment in loss from subsidiaries and Affiliated Entities (4)	(1,301,972)	(532,000)	(509,406)	—	2,343,378	—
Loss before income tax expense	(1,307,956)	(1,305,101)	(532,000)	(549,389)	2,343,378	(1,351,068)
Income tax (expense)/benefit	—	(2,151)	—	8,792	—	6,641
Equity in income of unrelated affiliates	—	797	—	—	—	797
Net loss	(1,307,956)	(1,306,455)	(532,000)	(540,597)	2,343,378	(1,343,630)
Net loss attributable to noncontrolling interests	—	(4,483)	—	(31,191)	—	(35,674)
Net loss attributable to Tuniu Corporation	(1,307,956)	(1,301,972)	(532,000)	(509,406)	2,343,378	(1,307,956)

	For the Year Ended December 31, 2021
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	197,876	—	228,472	—	426,348
Intra-Group revenues (5)	—	15,339	24,134	21,117	(60,590)	—
Total revenues	—	213,215	24,134	249,589	(60,590)	426,348
Total costs and expenses (5)	(3,688)	(307,287)	(25,841)	(325,803)	54,732	(607,887)
Loss from operations	(3,688)	(94,072)	(1,707)	(76,214)	(5,858)	(181,539)
Other income (5)	6,996	12,291	922	26,408	5,858	52,475
Investment in loss from subsidiaries and Affiliated Entities (4)	(124,832)	(43,643)	(42,858)	—	211,333	—
Loss before income tax expense	(121,524)	(125,424)	(43,643)	(49,806)	211,333	(129,064)
Income tax (expense)/benefit	—	(1,799)	—	1,669	—	(130)
Equity in income of unrelated affiliates	—	726	—	—	—	726
Net loss	(121,524)	(126,497)	(43,643)	(48,137)	211,333	(128,468)
Net loss attributable to noncontrolling interests	—	(1,665)	—	(5,279)	—	(6,944)
Net loss attributable to Tuniu Corporation	(121,524)	(124,832)	(43,643)	(42,858)	211,333	(121,524)

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2019
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by transactions with intra-Group entities	—	—	—	—	—	—
Net cash (used in)/provided by transactions with external parties	(4,739)	418,435	(28,665)	(505,492)	—	(120,461)
Net cash (used in)/provided by operating activities	(4,739)	418,435	(28,665)	(505,492)	—	(120,461)
(Loans to)/receipts of repayment from Group companies, net	—	(164,176)	26,851	—	137,325	—
Other investing activities	18,268	(340,062)	(10,000)	(246,340)	—	(578,134)
Net cash provided by/(used in) investing activities	18,268	(504,238)	16,851	(246,340)	137,325	(578,134)
Borrowings under loan from Group companies, net	—	—	—	137,325	(137,325)	—
Other financing activities	(13,438)	(44,949)	—	543,497	—	485,110
Net cash (used in)/provided by financing activities	(13,438)	(44,949)	—	680,822	(137,325)	485,110

	For the Year Ended December 31, 2020
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in)/provided by transactions with intra-Group entities	—	(50,124)	20,656	29,468	—	—
Net cash used in transactions with external parties	(4,779)	(399,187)	(30,072)	(879,077)	—	(1,313,115)
Net cash (used in)/provided by operating activities	(4,779)	(449,311)	(9,416)	(849,609)	—	(1,313,115)
Receipts of repayment from to Group companies, net	—	30,732	102,723	—	(133,455)	—
Other investing activities	5,292	344,824	(93,000)	901,947	—	1,159,063
Net cash provided by/(used in) investing activities	5,292	375,556	9,723	901,947	(133,455)	1,159,063
Repayment of loan from Group companies, net	—	—	—	(133,455)	133,455	—
Other financing activities	(250)	(10,296)	—	(199,000)	—	(209,546)
Net cash (used in)/provided by financing activities	(250)	(10,296)	—	(332,455)	133,455	(209,546)

	For the Year Ended December 31, 2021
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in)/provided by transactions with intra-Group entities	—	(20,636)	—	20,636	—	—
Net cash used in transactions with external parties	(2,341)	(12,906)	(30)	(211,065)	—	(226,342)
Net cash used in operating activities	(2,341)	(33,452)	(30)	(190,429)	—	(226,342)
(Loans to)/receipts of repayment from Group companies, net	—	83,908	(92,007)	—	8,099	—
Other investing activities	6,020	194,939	91,400	411,467	—	703,826
Net cash provided by/(used in) investing activities	6,020	278,847	(607)	411,467	8,099	703,826
Borrowings under loan from Group companies, net	—	—	—	8,099	(8,099)	—
Other financing activities	373	(60,835)	—	(284,100)	—	(344,562)
Net cash provided by/(used in) financing activities	373	(60,835)	—	(276,001)	(8,099)	(344,562)
(1)	It represents the elimination of intercompany loan provided by other subsidiaries to VIE and its subsidiaries.
(2)	It represents the elimination of the intercompany balances among Tuniu Corporation, other subsidiaries, primary beneficiary of VIE, and VIE and its subsidiaries.
(3)	The VIE invested in a subsidiary of Other Subsidiaries and measured at cost and such investment is eliminated with noncontrolling interests of Other Subsidiaries.
(4)	It represents the elimination of the investments among Tuniu Corporation, other subsidiaries, primary beneficiary of VIE, and VIE and its subsidiaries.
(5)	It represents the elimination of the intercompany transactions at the consolidation level, as follows:

Charges to the VIE

(i)	Technology consulting service fees and group management fees charged by other subsidiaries and the primary beneficiary of the VIE to the VIE and its subsidiaries, in aggregate amouting to RMB30.4 million, RMB12.8 million and RMB16.3 million for the years ended 2019, 2020 and 2021, respectively. These charges are recognized as operating expenses by the VIE and its subsidiaries.
(ii)	Revenue was recognized by other subsidiaries for interest on loans to the VIE and its subsidiaries, in the amounts of RMB3.1 million, RMB4.4 million and RMB5.9 million for the years ended 2019, 2020 and 2021, respectively. These charges are recognized as interest expense by the VIE and its subsidiaries.

Charges by the VIE

(i)	Royalty fees charged by the VIE and its subsidiaries to other subsidiaries and the primary beneficiary of the VIE for the usage of software owned by VIE and its Subsidiaries in the amounts of RMB84.9 million, RMB77.6 million and RMB21.1 million for the years ended 2019, 2020 and 2021, respectively. These charges are recognized as operating expenses by the other subsidiaries and the primary beneficiary of the VIE.

Charges between other entities

(i)	Group management fees charged by the primary beneficiary of the VIE to other subsidiaries in the Group.

Transfers of Cash Within the Tuniu Group

Transfer of cash do not necessarily equal amounts charged, due to the timing of payments. The following is a summary of cash transfers that have occurred between our subsidiaries and the VIE and its subsidiaries (in thousands):

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash paid by our subsidiaries to the VIE and its subsidiaries for royalties	—	29,468	22,000
Cash paid by the VIE and its subsidiaries to our subsidiaries under service agreements	—	—	(1,364)
Cash paid by the VIE and its subsidiaries to our subsidiaries for intra-Group financing	—	(133,455)	—
Cash received by the VIE and its subsidiaries from our subsidiaries for intra-Group financing	137,325	—	8,099

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

●	Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak and spread;
●	Declines or disruptions in the leisure travel industry may materially and adversely affect our business and results of operations;
●	We face risks related to natural disasters and health epidemics;
●	If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or retain existing customers, and our business, financial condition and results of operations could suffer;
●	Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations;
●	We have incurred losses in the past and will likely incur losses in the future;
●	We face intense competition and may not be able to compete successfully against existing and new competitors;

●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects;
●	If we are unable to maintain existing relationships with travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer; and
●	We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

Risks Related to Our Corporate Structure

●	We rely on contractual arrangements with Nanjing Tuniu and its shareholders for the operation of our business, which may not be as effective as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. If we are unable to maintain effective control we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results;
●	Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform; and
●	Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

●	The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs;

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the leisure travel industry and our business, results of operations and financial condition;
●	The PRC government regulates travel and other related industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected;
●	Any failure or perceived failure by us to comply with the Platform Economy Anti-Monopoly Guidelines and other anti-monopoly and unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations;
●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liabilities and penalties under PRC laws; and
●	Rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Risks Related to our ADSs and Class A Ordinary Shares

●	Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements;
●	The trading prices of our ADSs have fluctuated and may continue to be volatile regardless of our operating performance;
●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial; and
●	The sale or availability for sale of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their market price.

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

The current COVID-19 pandemic has already materially and adversely affected many aspects of our business. Normal economic life was sharply curtailed and the travel industry was hit particularly hard. Government authorities in major countries across the world have implemented strict travel bans and adopted different control measures to curb the spread of COVID-19. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, such as temporarily suspending the operation of organized tours in certain regions, quarantining individuals infected with or suspected of having COVID-19, restricting residents from unnecessary travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, limiting the number of tourists allowed by tourism sites, among others. In addition, we have taken measures in response to COVID-19, including adoption of modified operating hours, remote working arrangements and more stringent workplace sanitation measures, which have had a negative impact on our business operations. The spread or fear of spread of contagious diseases, such as COVID-19, has caused a significant decline in the level of business and leisure travel both in certain regions and as a whole, and a significant decrease in the demand for our products and services, resulting in customer cancellations, refund requests and reduced new orders relating to our services, which have materially and adversely affected our business, financial condition, results of operations and cash flows.

Furthermore, the payment or repayment abilities or decisions of our business partners and borrowers have been negatively affected by the outbreak of COVID-19, which has increased uncertainties relating to our collection of receivables, and has resulted in additional allowances for doubtful accounts. We have also recorded impairment provisions against certain of our long-term and short-term assets, as the impacts of the COVID-19 pandemic on certain of our long-term and short-term assets are considered to be other than temporary. In addition, our business partners and travel suppliers, including overseas suppliers, are also experiencing similar or more serious disruptions to their business operations, which have negatively affected our business operations, financial condition, results of operations and cash flows. We have been affirmatively facilitating our customers in their cancellations, rescheduling and refund requests and working with our travel suppliers to weather the difficult situation, for which we have incurred and may continue to incur significant costs and expenses.

The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 around the world, and the prevalence of local, national and international travel restrictions which are highly uncertain and cannot be predicted. While we have seen recovery in the Chinese travel market since the second half of 2020 due to the substantial containment of the COVID-19 pandemic in China, we have seen a slower recovery of the international travel market, and in turn, a slower recovery of our overseas travel business. We cannot guarantee you that the COVID-19 pandemic will not further escalate or have a material adverse effect on our results of operations, especially our financial condition, our cash flows or our prospects. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including varying levels of travel restrictions and stay-at-home orders. In March 2022, due to the spread of COVID-19 in China, Chinese government imposed lockdown in certain cities and districts, including Shanghai. These travel restrictions reduce users’ demand for our products, and are expected to materially and adversely affect our results of operations in the first quarter of 2022 and potentially beyond. We cannot assure you when these travel restrictions will be lifted. In addition, the highly-transmissible Delta and Omicron variants of COVID-19 have caused authorities in various countries and regions to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, the duration and severity of COVID-19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. The extent of any possible business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected, including but not limited to the significant continued adverse impact on revenue and significant operating cash outflow due to the incremental costs incurred in response to travelers’ cancellations and refund requests.

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

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of other contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. For example, the travel industry was negatively impacted by the outbreak of Ebola hemorrhagic fever in West Africa beginning March 2014, the disappearance of a Malaysia Airlines flight in March 2014 as well as the crashes of Malaysia Airlines and AirAsia flights in July and December 2014, respectively, the earthquake in Jiuzhaigou, China in August 2017, the volcanic eruption in Bali, Indonesia in November 2017, the boat capsizing accident in Phuket island, Thailand in July 2018, as well as the outbreak and spread of the COVID-19 pandemic across the world since December 2019 till now, all of which had a negative impact on our target customers. See "— Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak and spread”. In addition, our overseas leisure travel business may be negatively affected by any adverse changes in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrest, wars, the imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the Nice terrorist attack in France, coup in Turkey, the deployment of THAAD by South Korea in 2016, the political crisis in Maldives in 2018, and the protests in Hong Kong in 2019 and 2020, all negatively impacted short-term travel demand for the tours to the affected regions. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

We face risks related to natural disasters and health epidemics.

Other aspects of our business activities could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Nanjing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could result in loss or corruption of data or software or hardware malfunctions, as well as adversely affect our ability to operate our platforms and provide services. Our business could also be adversely affected if our employees are affected by health epidemics, including the effects of the COVID-19 outbreak and spread in China and globally, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu or Severe Acute Respiratory Syndrome, or SARS. In addition, our business operation, financial condition, results of operations and cash flows could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarter is located in Nanjing, where most of our directors and management and the majority of our employees currently reside. Most of our hardware systems and back-up systems are hosted in facilities located in Nanjing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Nanjing, our operations may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or retain existing customers, and our business, financial condition and results of operations could suffer.

Our success depends on our ability to attract new customers and retain existing customers, which in turn requires our continual provision of a wide array of competitive travel products and services. Participants in the online travel industry are continually developing new travel products and services in response to both the increasing customer demand and the changing market environment. We strive to stay abreast of emerging and rapidly changing customer preferences and to continue to anticipate trends that will appeal to existing and potential customers. We will also continue to invest in research and development in order to constantly improve the speed, accuracy and comprehensiveness of our online platform. If we fail to keep improving our travel products and services and platform at a competitive pace, we may lose customers to our competitors and be unable to attract new customers. In addition to packaged tours, we provide other travel-related services, such as sales of tourist attraction tickets, visa application services, hotel booking services, air ticketing services, train ticketing services, bus ticketing services, car rental services, insurance services and financial services. We intend to further broaden our product selection by extending our coverage of departing cities and travel destinations as well as offering more departure time selections. If we fail to continue to source quality travel products and services tailored to accommodate our customers’ changing needs and preferences, we may not be able to sell additional products and services to our current customers, retain our current customers or attract new customers, and our business, financial condition and results of operations will be materially and adversely affected.

Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

Our business is significantly affected by the overall size of our customer base, which in turn is determined by, among other factors, their experience with our customer service. As such, the quality of customer service is critical to retaining our existing customers and attracting new customers. If we fail to provide quality customer service, our customers may be less inclined to book travel products and services with us or recommend us to new customers, and may switch to our competitors. Failure to maintain the quality of customer service could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.

Our ability to ensure satisfactory customer experiences largely depends on travel suppliers providing high-quality travel products and services. Our reputation and brand will be negatively affected if travel suppliers fail to provide quality travel products and services.

The actions we take to monitor and enhance the performance of travel suppliers may be inadequate in the timely discovery of quality issues. There have been customer complaints and litigation against us due to travel suppliers’ failure to provide satisfactory travel products or services. If our customers are dissatisfied with the travel products and services provided, they may reduce their use of, or completely forgo, our online platform, and may even demand refunds of their payments to us or claim compensation from us for the damages suffered as a result of travel suppliers’ performance or misconduct, which could materially and adversely affect our business, financial condition and results of operations.

We have incurred losses in the past and will likely incur losses in the future.

We have incurred net losses historically and will likely continue to incur losses in the future as we grow our business. We had a net loss of RMB729.4 million, RMB1,343.6 million and RMB128.5 million (US$20.2 million) in 2019, 2020 and 2021, respectively. Our historical net losses were partially attributable to our spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and personnel related expenses. Also, the outbreak and spread of COVID-19 in 2020 caused a temporary suspension of our businesses, which led to net losses including a material amount of impairment charges. We recorded impairment provisions and allowances against our short-term assets of RMB17.8 million (US$2.8 million) in 2021, mainly expected credit loss for receivables, and the outbreak and spread of COVID-19 may result in additional allowances for doubtful accounts and impairment provisions against our long-term assets and short-term as the impacts of COVID-19 pandemic on certain of our long-term and short-term assets are considered to be other than temporary. In addition, we expect that we will continue to incur expenses to further grow our business, which will affect our profitability and cash flow from operations in the future.

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

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected and we will likely continue to incur net losses in the near future.

We face intense competition and may not be able to compete successfully against existing and new competitors.

We operate in China’s highly competitive travel industry. We compete not only with other online travel companies, but also traditional travel service providers and tour operators, airlines and hotels and large, established Internet companies. See “Item 4. Information on the Company—B. Business Overview—Competition.” Some of our current and potential competitors may have greater financial, marketing and other resources than we do. In addition, some of our competitors may be acquired by, receive investments from or enter into strategic relationships with larger, well-established and well-financed companies or investors. Furthermore, our business model causes us to maintain a cooperative-competitive relationship with some of our competitors, especially tour operators, who also supply travel products to customers directly or through our competitors’ platforms.

Many of our competitors have launched, and may continue to launch, aggressive advertising campaigns, special promotions and other marketing activities to promote their brands, attract new customers or increase their market share. In response, we started to take and may continue to take similar measures and as a result will incur significant expenses, which in turn could negatively affect our operating margin in the quarters or years when such promotional activities are carried out. We cannot assure you that we will be able to successfully compete against existing or new competitors. If we are not able to compete successfully, we may lose our market share and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to enhance our brand recognition, we may face difficulty in retaining existing customers and attracting new customers and travel suppliers, and our business may be harmed.

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

In addition, some of our competitors have well-established brands in the travel industry, and may have more financial and other resources to advertise and promote their brands. Therefore, we expect to continue incurring advertising and marketing expenditures and use other resources to maintain and increase our brand recognition. Our marketing costs may also increase as a result of inflation of media pricing in China, including costs for purchasing search engine keywords and placing online and offline advertisements. If we fail to maintain and increase our brand recognition in a cost-effective manner, our financial condition and results of operations may be materially and adversely affected.

We are exposed to proceedings or claims arising from travel-related accidents or customer misconduct during their travels, the occurrence of which may be beyond our control.

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers’ claims arising from or relating to travel-related accidents. As we enter into contracts with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of travel suppliers or other service providers, over which we have no or limited control. See also “—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.” We maintain insurance coverage for our liabilities as a travel company, and are indemnified by the insurance company/companies for the damages claimed by our customers. However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. For example, losses incurred due to COVID-19 in most cases are not reimbursable. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customers’ misconduct during their travels, over which we have no or limited control. Such accidents and incidents of misconduct, even if not resulting from our negligence or misconduct, or the travel suppliers’ negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

The proper functioning of our online platform, including our web and mobile platforms, and management systems is essential to our business. Any failure to maintain their satisfactory performance will materially and adversely affect our business, reputation, financial condition and results of operations.

Availability, satisfactory performance and reliability of our online platform, including our web and mobile platforms, are critical to our ability to attract and retain customers and provide quality travel products and services to our customers. Any unavailability or slowdown of our online platforms would reduce the number of our customers and their travel bookings. Further, some telecommunications carriers have system constraints that can affect our customer experience. For example, if a large number of customers use the same telecommunications carrier at the same time for services requiring a large amount of data transmission, the customers could experience reduced speed or other technical issues due to the carrier’s capacity constraints, over which we have no control. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins or other potential disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and process customer queries or bookings. We may also experience interruptions caused by reasons beyond our control such as power outages. Unexpected interruptions could damage our reputation and result in a material decrease of our revenues. In addition, our online platform may contain undetected errors or “bugs” that could adversely affect its performance.

Our mobile platform forms an important and integral part of our customers’ research on travel-related information. It is difficult to predict the problems we may encounter in developing mobile applications for newly released mobile devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. We are dependent on the interoperability of providing our products and services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our products and services or give preferential treatment to competing products and services could adversely affect the usability of our products and services on mobile devices. In addition, we rely upon third-party mobile application stores for users to download our mobile applications. As such, the promotion, distribution and operation of our mobile applications are subject to app stores’ standard terms and policies for app developers. As a result, we may fail to attract and retain a significant portion of the growing number of customers who search for and book travel products and services through mobile devices. We may also experience difficulties monetizing customer traffic to our mobile platform.

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

Our business is dependent on our ability to maintain our relationships and arrangements with existing travel suppliers. For most of our suppliers, we do not prohibit them from developing business relationships with our competitors or selling, through their direct sales, travel products that are the same as or similar to those they supply to us. If we are unable to maintain satisfactory relationships with our existing travel suppliers, or if travel suppliers establish similar or more favorable relationships with our competitors, or if travel suppliers increase their competition with us through their direct sales, we may not have the necessary supply to meet the needs of our customers, or we may not obtain satisfactory rates. We do not enter into any long-term agreements with travel suppliers. We cannot assure you that travel suppliers will renew their agreements with us in the future on favorable terms or terms similar to those we have currently agreed upon. Travel suppliers may increase the prices that they charge us or the deposits that they require from us. As a result, the amount, pricing and breadth of travel products and services that we are able to offer may be reduced, and our business and results of operations could be materially and adversely affected.

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

For peak seasons and for certain tours and destinations, we have made commitments with certain travel suppliers to purchase hotel rooms before selling them to our customers. We operate organized tours in which we take substantive inventory risk, and if this business increases, our inventory risk could also increase. If we are unable to accurately predict demand for the packaged tours, hotel rooms and air tickets that we have committed to purchase and which are nonrefundable, we would be responsible for bearing the cost of the travel products that we are unable to sell, and our financial condition and results of operations would be adversely affected.

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

We have been, and in the future may be, the target of adverse publicity, malicious allegations or other detrimental conduct by individuals or entities. Such allegations, directly or indirectly against us, may be posted in internet chat-rooms, on blogs, or on any website or mobile applications by anyone on an anonymous basis. We may be required to spend significant time and incur substantial costs in response to such allegations or other detrimental conduct, and there is no assurance that we will be able to conclusively refute each of them within a reasonable period of time, or at all. Our reputation may be harmed as a result of the public dissemination of malicious allegations about our personnel, business, operations, accounting, prospects or business ethics, which in turn could adversely affect our business and the trading price of our ADSs.

We have limited experience in operating a finance business. Increased exposure to credit risks or significant deterioration in the asset quality of our finance business may have a material adverse effect on our business, results of operations and financial condition.

We started to offer financial services in China since 2015. We provide various financial services, including consumer financing, supply chain financing, cash lending services and insurance products. Expansion in the finance sector involves new risks and challenges. For certain financial products, we have committed or will commit our own capital. Our lack of familiarity with the finance sector may make it difficult for us to anticipate the demands and preferences in the market and develop financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer.

The risk of nonpayment of loans is inherent in the finance business and we are subject to credit risk resulting from defaults in payment for loans by the suppliers and customers. Credit risks are exacerbated in consumer financing because there is relatively limited information available about the credit histories of customers. There can be no assurances that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our finance business. Deterioration in the overall quality of our loan portfolio and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global finance sectors, which may adversely affect the businesses, operations or liquidity of our suppliers and customers, or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our finance business and significant increase in associated credit risks may have a material adverse effect on our business, results of operations and financial condition.

In addition, the development of the finance business is capital intensive. We continue to provide management, administration and collection services on the transferred financial assets and are obligated to absorb a portion of the losses incurred in the outstanding portfolio of the transferred financial assets in the event of default. We may need additional cash resources due to further developments of our financial services or changed business conditions, which may cause us to seek credit facilities or sell additional equity or debt securities. The incurrence of indebtedness would result in increased debt obligations and could result in operating and financial covenants that would restrict our operations. Additionally, it is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

The regulatory regime and practice with respect to online small credit companies are evolving and subject to uncertainty.

Government authorities have issued certain rules, laws and regulations to regulate the organization and business activities of online small credit companies. However, due to the lack of detailed rules on interpretation and the implementation of such rules, laws and regulations, and the fact that these rules, laws and regulations are expected to continue to evolve with respect to the online small credit companies, there are uncertainties as to how they will be interpreted and implemented. Further, there may be new rules, laws or regulations issued which would set further requirements and restrictions on online small credit companies. In November 2020, the China Banking Regulatory Commission, or the CBRC which is now merged into the China Banking and Insurance Regulatory Commission, or the CBIRC, and the People’s Bank of China, or PBOC, published the draft Interim Measures for Online Small Credit Business, or the Draft Online Small Credit Measures, for public comment. See “ Item 4. Information on the Company—B.Business Overview—PRC Regulation—Regulations on Small Credit Companies.” The Draft Online Small Credit Measures, if enacted substantially in the form published for public comment, will change regulatory requirements for online small credit business in various respects. We cannot assure you that our existing practice of the online small credit companies will be deemed to be in full compliance with all rules, laws and regulations that are applicable, or may become applicable to us in the future.

We have limited experience in operating our self-operated local tour operators, which may negatively affect our business, financial condition and results of operations.

Starting in 2016, we further strengthened our presence in the travel supply chain by introducing a number of self-operated local tour operators in major destinations such as Xiamen, Beijing and Changsha. We operate our domestic self-operated local tour operators primarily through Xiamen Suiwang International Travel Service Co., Ltd., our wholly owned subsidiary established in January 2016. Our self-operated local tour operators directly provide destination-based services to our organized tour customers, starting from their arrival at the destination all the way until they depart from the destination. Similar to our travel suppliers, our self-operated local tour operators coordinate the tours based on pre-arranged itineraries and cover all components of the tours including transportation, accommodation, entertainment, meals and tour guide services. The tour guides directly serving our customers are either directly employed by us or working for us on a contractual basis. Through the operation of our self-operated local tour operators, we are able to exercise greater control over the quality of our trips and utilize years of data on travel preferences to design more suitable products for consumers. As of February 28, 2022, we operate our own local tour operators in 32 domestic destinations and 6 international destinations.

We have limited experience in operating our self-operated local tour operators. The local leisure travel industry is highly fragmented, so our self-operated local tour operators may encounter fierce competition from peers and we may not generate the expected profits. Furthermore, if any destinations where we have self-operated local tour operators are negatively affected by external events such as earthquake or other natural disasters, pandemics or epidemics, such events may negatively affect the business of our self-operated local tour operators as it will be difficult for them to change the pre-arranged itineraries of the customers. In addition, we may not be able to adequately control and ensure the quality of service provided by the tour guides directly serving our customers, in particular the tour guides working for us on a contractual basis. If our tour guides fail to provide high quality services in a timely manner to our customers or violate any applicable PRC laws and regulations, or in the case of customer injury or death due to the negligence or misconduct of our tour guides, we may be liable for compensation, which may adversely affect our reputation, business, financial condition and results of operations.

If the fragmented travel industry in China becomes consolidated, our business, financial condition and results of operations may be adversely affected.

China’s enormous size and population, imbalanced economic development and differences in consumer behavior across the country have created a highly fragmented and diverse travel industry. In recent years, customers have been shifting from highly fragmented traditional offline travel companies to travel websites for a wider product selection and greater convenience. If, however, traditional tour operators form alliances, or merge or consolidate among themselves, or if one of the travel suppliers is acquired by another company with which we do not have a relationship, we may not be able to maintain our strength in offering a wider selection of travel products and services as compared to traditional travel companies, and our business, financial condition and results of operations may be adversely affected.

The Tourism Law and the Measures for Administration of the Overseas Tours of Chinese Citizens may reduce the demand of organized tours and materially and adversely affect our business and results of operations.

On April 25, 2013, the Standing Committee of the National People’s Congress of the People’s Republic of China, or the NPC, promulgated the Tourism Law, which became effective as of October 1, 2013 and was amended in 2016 and 2018, respectively. On May 27, 2002, the State Council promulgated the Measures for the Administration of the Overseas Tours of Chinese Citizens which became effective as of July 1, 2002 and was amended in 2017. The Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens impose more stringent restrictions on tour operators. Pursuant to the Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens, tour operators are prohibited from arranging compulsory shopping or other activities which charge additional fees on top of the contract prices that the tourist has already paid, unless it is agreed upon by both parties through consultation or requested by the tourist and does not affect the itinerary of other tourists. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Travel Companies.” If travel suppliers fail to comply with these restrictions, our reputation and brand may be negatively affected. In addition, as a result of the Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens, the commissions or rebates that tour operators receive from shopping establishments have declined and organized tour prices have risen, which have reduced the demand for organized tours in the short term and may continue to reduce the demand for organized tours in the future. If customers cannot adapt to the increased organized tour prices, our business and results of operations will be materially and adversely affected.

The E-Commerce Law may significantly increase our compliance cost.

In August 2018, the Standing Committee of the NPC promulgated the E-commerce Law, which became effective in January 2019. The E-commerce Law strengthens the regulation of E-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the E-commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumer to opt out of search results targeting his or her personally characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sale of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain business license and other applicable licenses as required, and disclose information of such license at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc. Since the promulgation of the E-commerce Law, PRC government has promulgated implementation rules and opinions governing the e-commerce industry, including measures governing the administration of payment institutions’ foreign exchange related services provided to e-commerce operators and consumers, as well as guiding opinions on data interconnection and sharing between enterprises of express delivery and e-commerce industries, and the Measures for the Supervision and Administration of Online Trading which impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. Among other things, the Measures for the Supervision and Administration of Online Trading specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms and require e-commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor registration status of their market participants. See also “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Transaction Platform Operators.”

We have adopted the required measures to keep our current practice in line with the requirements under the E-Commerce Law and its implementation rules. However, the competent PRC government may promulgate further implementation rules under the E-Commerce Law and may deem our current measures insufficient under the E-Commerce Law and its implementation rules. If we are required to adopt additional measures to comply with the E-Commerce Law and its implementation rules, our compliance cost would increase significantly, and our business and results of operations will be materially and adversely affected.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our intellectual property as critical to our success. We rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others, to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as that in the United States. Unauthorized use or other misappropriation of our technologies would enable third parties to benefit from our technologies without paying us, or enable our competitors to offer travel products and services that are comparable to or better than ours. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and the diversion of resources and management attention. If we are not successful in protecting our intellectual property, our business, financial condition and results of operations may be materially and adversely affected.

Claims by third parties that we infringe on their intellectual property rights could lead to government administrative actions and result in significant costs and have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon copyrights or other intellectual property rights held by third parties. We have been in the past, and may be from time to time in the future, subject to legal proceedings, claims or government administrative actions relating to alleged infringement on copyrights or other intellectual property rights held by third parties in relation to the content on our online platform or intellectual property rights otherwise used in our operation. For example, our website may be found to contain pictures that infringe on copyrights of third parties or hotel reviews that are third parties’ proprietary information. In addition, some of the software that we are currently using in our business may infringe on third parties’ copyrights. If we are found to have infringed on the intellectual property rights of others, we may be subject to liability for our infringement activities or prohibited from using such intellectual property, and we may incur licensing fees. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, regardless of whether we successfully defend against such claims, we could suffer negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, financial condition and results of operations.

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

Our business depends on the performance and reliability of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which domestic users can connect to the Internet. We rely on a limited number of telecommunications service providers, primarily China Telecom and China Unicom, to provide us with data communications capacity. We, our customers or travel suppliers, may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, the number of Internet users may decline and our business may be harmed. Moreover, if we are not able to renew services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers on commercially reasonable terms or at all, the quality and stability of our online platform may be adversely affected.

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

The online travel industry is subject to rapid technological changes. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online platform. The online travel industry is also characterized by rapid technological evolution and changes in customer requirements and preferences. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our line of business and respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner. The development of our online platform and other proprietary technology entails significant technical and business risks. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our infrastructure. We may not be able to use new technologies effectively or adapt our online platform, proprietary technologies and operating systems to the requirements of our customers and travel suppliers or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner to changing market conditions or user requirements, whether for technical, legal, financial, or other reasons, our business may be materially and adversely affected.

Our business may be harmed if we are unable to upgrade our systems and infrastructure quickly enough to accommodate increasing traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technologies with our existing systems. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer experience, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial and operating information. These factors could cause us to lose customers. Additionally, we will continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and any new technologies or infrastructure may not be fully integrated with our existing systems on a timely basis, or at all. If our existing or future technology infrastructure does not function properly, it could cause system disruptions and slow response times that affect data transmission, which in turn could materially and adversely affect our business.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the MIIT, the Cyberspace Administration of China, or the CAC, the Ministry of Public Security of the PRC, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Information Security and Censorship”. The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, or the Regulations on Protection of CII, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of CII, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authority. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, supply, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security”. In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines, published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of unnecessary user information through coercive means by online platforms operators.

●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our businesses and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and applications thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our businesses and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

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

Part of our growth strategy is the pursuit of strategic alliances and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify and successfully execute suitable acquisition opportunities and alliances. Any future acquisitions, investments, and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements, including risks associated with unforeseen or hidden liabilities, diversion of management resources and costs of integrating acquired businesses, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potentially significant loss of investments. Any acquisitions we pursue could also create difficulties with integrating the technology of acquired businesses with our existing technology, and employees of acquired businesses into the various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Should we fail to integrate acquired companies efficiently, our earnings, revenues, gross margins, operating margins and business operations could be negatively affected. Furthermore, acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products and services in which the acquired companies specialize, and the loss of key personnel and customer accounts. Any alliances we pursue could also subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may also have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SOX. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

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

The outbreak of COVID-19 has had material adverse impacts on our cash flow for the fiscal years of 2020 and 2021 with potential continuing impacts on subsequent periods. Together with the negative financial trends, the conditions and events casted substantial doubt on our ability to continue as a going concern. In response to the COVID-19 pandemic, in 2021, we continue to take actions to improve our liquidity, including scaling down our business operations by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Moving forward, we plan to maintain adequate funds which may provide a sufficient flexibility in adjusting our operation scale to cope with the development of the COVID-19 pandemic, and we will continue to manage our capital expenditures, operational expenses and investments based on our liquidity position and working capital needs. Based on our liquidity assessment, which has considered our operations at the current business scale, the latest developments of COVID-19 and its continuous impact on our business operation, the available funding that will be provided from the maturity of our short-term and long-term investments, and our available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report. As a result, we concluded that the substantial doubt on our ability to continue as a going concern has been alleviated. We may require additional cash resources due to unanticipated business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in the dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have granted share options and restricted shares, and may grant share options and other share-based awards in the future, which may materially increase our net loss.

We adopted an incentive compensation plan in 2008, or the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted a separate incentive compensation plan in 2014, or the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” As of February 28, 2022, there were options to acquire 3,421,602 Class A ordinary shares outstanding under the 2008 Plan, and options to acquire 8,952,282 Class A ordinary shares and 13,170 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

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

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, unless otherwise provided for by the state, foreign investors are prohibited from owning more than 50% of the equity interest in any PRC entity conducting value-added telecommunications business, except for online data processing and transaction processing business (operational e-commerce), domestic multiparty communication, storage-and-forward and call center businesses, in which foreign investors are allowed to hold up to 100% of the equity interest. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the MIIT in July 2006, or the MIIT Circular, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested telecom enterprises and obtain business operating licenses for Internet content provision, or an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. Due to a lack of interpretation from the MIIT, it is unclear what impact the MIIT Circular will have on us or other PRC Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours. Nanjing Tuniu holds our ICP licenses, and owns all the domain names used in our value-added telecommunications business. Nanjing Tuniu is also the owner of all the registered trademarks used in our value-added telecommunications business and is the applicant of all the applications for trademark registration we have made.

We are a Cayman Islands company and our wholly owned PRC subsidiary, Beijing Tuniu, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through a series of contractual arrangements entered into among Beijing Tuniu, Nanjing Tuniu, and the shareholders of Nanjing Tuniu. As a result of these contractual arrangements, we exert control over Nanjing Tuniu and its subsidiaries and consolidate their results of operations in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of our PRC counsel, Fangda Partners, the ownership structure of Nanjing Tuniu, each of the shareholders’ voting rights agreement, powers of attorney, equity interest pledge agreement and purchase option agreement entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, and the cooperation agreement between Beijing Tuniu and Nanjing Tuniu, which establish our contractual arrangement with Nanjing Tuniu and its shareholders, and these agreements are valid, binding and enforceable in accordance with their terms. However, we are advised by our PRC counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above.

If our ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant government authorities would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of our PRC subsidiaries or the consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or the consolidated affiliated entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our financing activities, such as our private placements, to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of any of the consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform” and “Item 4. Information on the Company—C. Organizational Structure.” In March 2019, the NPC promulgated the Foreign Investment Law, or the PRC Foreign Investment Law. In December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and the Implementation Rules both became effective on January 1, 2020 and replaced major existing laws and regulations governing foreign investment in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and the Implementation Rules do not use the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor do they explicitly provide the VIE structure as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Since the PRC Foreign Investment Law and the Implementation Rules are newly adopted, and relevant government authorities may promulgate future laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 draft PRC Foreign Investment Law may be reimposed, or the VIE structure adopted by us may be deemed a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether the VIE structures would be treated as a method of foreign investment. If the VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of our businesses operations would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, we would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect our current corporate structure, corporate governance, business, financial conditions and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we are able to complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to respond to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

The PRC Foreign Investment Law requires foreign investors or applicable FIEs to report investment information to government authority. Pursuant to the Information Reporting Measures for Foreign Investment jointly promulgated by the MOC and the SAMR, which took effect in January 2020, a foreign investment information reporting system shall be established and foreign investors or FIEs shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments of the government. The foreign investors or FIEs shall report the investment information by submitting initial reports, change reports, deregistration reports and annual reports, etc. The PRC government authorities may promulgate rules to further clarify the detailed information reporting requirements on foreign investors and the applicable FIEs. In that case, our current corporate governance practices and business operations may need to be adjusted to comply with the information reporting requirements, which would significantly increase our compliance costs, and have a material and adverse effect on our current corporate structure, corporate governance, business, financial conditions and results of operations.

We rely on contractual arrangements with Nanjing Tuniu and its shareholders for the operation of our business, which may not be as effective as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. If we are unable to maintain effective control we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results.

Although we have been advised by our PRC counsel, Fangda Partners, that our contractual arrangements with Nanjing Tuniu and its shareholders did not and does not result in any violation of current PRC laws and these agreements are valid, binding and enforceable, these contractual arrangements may not be as effective in providing control as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under contract law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Nanjing Tuniu refuse to transfer their equity interests in Nanjing Tuniu to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Furthermore, while the company chops of Nanjing Tuniu are held by its legal and accounting departments, our ability to ensure its performance under the contractual agreements may be limited if we are unable to secure control of the company chops in the event of a dispute with its management or shareholders, as many official documents require the affixation of company chops to become fully effective. If we were the controlling shareholder of Nanjing Tuniu with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding how our contractual arrangements would be interpreted under PRC laws and the ultimate outcome of the resolution of disputes in relation to such contractual arrangements, should arbitration become necessary. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC laws, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Nanjing Tuniu and its shareholders, and our ability to conduct our business may be negatively affected. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results.

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

We do not have priority pledges or liens against Nanjing Tuniu’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Nanjing Tuniu undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Nanjing Tuniu’s assets. If Nanjing Tuniu undergoes voluntary liquidation, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Nanjing Tuniu to Beijing Tuniu under the cooperation agreement between them. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Nanjing Tuniu through carefully designed budgetary and internal controls to ensure that Nanjing Tuniu is well capitalized and thus highly unlikely to trigger any third party monetary claims in excess of its assets and cash resources. Furthermore, Beijing Tuniu has the ability, if necessary, to provide financial support to Nanjing Tuniu to avoid such involuntary liquidation.

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

Risks Related to Doing Business in China

The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the interpretation and application of the M&A Rules remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Intensifying Crack Down on Illegal Securities Activities. These opinions emphasized the need to strengthen regulation over illegal securities activities, and supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. There are still uncertainties regarding the interpretation and implementation of these opinions, and further explanations or detailed rules and regulations with respect to these opinions may be issued in the future, which may impose additional requirements on us.

Furthermore, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures, collectively, the Draft Overseas Listing Regulations, set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that (i) Chinese companies that seek to offer and list securities in overseas markets directly or indirectly shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted after the listing is completed, and (ii) where Chinese companies that have directly or indirectly listed securities in overseas markets conduct follow-on offering in overseas markets, they shall fulfill the filing procedures with and report relevant information to the CSRC, and such filing shall be submitted within three working days after such follow-on offering is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities, and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.

The Draft Overseas Listing Regulations, among others, stipulate that if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets, or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statement for the same period; and (ii) the majority of senior management in charge of business operations are Chinese citizens or domiciled in the PRC, and its principal place of business is located in the PRC or main business activities are conducted in the PRC.

According to the Draft Overseas Listing Regulations, if we failed to complete the filing procedures with the CSRC for any of our follow-on offering or fell within any of the circumstances where our offshore offerings are prohibited by the State Council, our offering application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries may be ordered to suspend and their business qualifications and licenses may be revoked. For more details of the Draft Provisions and the Draft Administration Measures, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Overseas Offering and Listing.”

As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. Although according to the current text of the Draft Overseas Listing Regulations, our offshore follow-on offerings may be subject to the newly-empowered regulatory scope of CSRC and the newly-enacted report and filing procedures for constituting an “indirect overseas offering and/or listing by a Chinese company”, we cannot predict the impact of the Draft Overseas Listing Regulations on our follow-on offshore offerings, if any, at this stage. We cannot guarantee that we will be able to satisfy the scrutinized and new regulatory requirements in case they were adopted in the current form. Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial conditions and business prospects may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Draft Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approvals or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approvals or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our businesses, financial conditions, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to the settlement and delivery, they do so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such requirement could materially and adversely affect our business, prospect, financial condition, reputation, and the trading price of our ADSs. See “Item 4. Information on the

Company—B. Business Overview—PRC Regulation—Regulations on Information Security and Censorship” for more detailed discussion.

Since the Draft Overseas Listing Regulations and the Draft Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that no permission is required from any Chinese authorities (including the CSRC and the CAC) for our offshore offerings. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries and the consolidated affiliated entities are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.

The PRC government regulates the internet and related industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

●	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including online information services.
●	The licensing requirements relating to the internet business in China are uncertain and evolving. This means that permits, licenses or operations at some of our PRC subsidiaries and the consolidated affiliated entities may be subject to challenges, or we may not be able to obtain or renew certain permits or licenses, including, without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the local bureau of the MIIT, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, a Food Business License, which is issued by Jizhou Branch of Tianjin Administration for Market Regulation, Filing Certificates for Operation of Prepacked Food, which are issued by Xuanwu Branch of Nanjing Administration for Market Regulation, Travel Agency Business Licenses, which are issued by the local bureau of and/or the then Ministry of Tourism, or the Ministry of Culture and Tourism which has replaced the Ministry of Tourism, Approval Documents for Operation of Small-sum Loan Business, which are issued by the Guangzhou Municipal Bureau of Finance, an Insurance Brokerage Business License, which is issued by the CBIRC, a Securities and Futures Business Operation License, which is issued by the CSRC, Insurance Agency Concurrent-business Licenses, which are issued by the CBIRC. Violation of relevant laws and regulations governing these licenses, approvals, filings or qualifications may result in penalties and even suspension or revocation of the licenses, approvals, filings or qualifications. Failure to obtain, maintain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, we have not obtained the internet audio-visual program transmission license, or Audio-Visual License, for providing the internet audio-visual program services and content on our platform in China, for which we are not qualified to apply, because the current applicable laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. In addition, we have not completed filing for distributing publications and providing live streaming services on our platform.

●	New laws and regulations may be promulgated to regulate internet activities, including online advertising and internet cultural activities. Other aspects of our online operations may be further regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the COVID-19 pandemic has brought uncertainties to the growth rate of the Chinese economy. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations. However, any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our financial condition and results of operations. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the leisure travel industry and our business, results of operations and financial condition.

COVID-19 has had a severe and negative impact on both the Chinese and global economy since early 2020. Whether this will lead to a prolonged economic downturn is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing numerous challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United

States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect the leisure travel industry and our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our users and business partners may reduce or delay spending with us, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

The PRC government regulates travel and other related industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

We are required to obtain applicable permits or approvals from regulatory authorities to conduct our business activities. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” If we fail to obtain or maintain any of the required permits or approvals in the future, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and would have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law and its Implementation Rules, that became effective on January 1, 2008 and was amended in February 2017, December 2018 and April 2019, respectively, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, or the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, STA Circular 82, which was issued in April 2009 and was amended in December 2017 by the State Taxation Administration, or the STA, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to STA Circular 82, the STA issued STA Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of STA Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” STA Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and our shareholders’ jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, and gains from PRC sources realized by such investors on the transfer of ADSs or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. It is also unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-PRC resident shareholders, the value of the investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

According to the Announcement of the STA on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises (“Bulletin 7”) promulgated by the STA in February 2015, which has been further amended by Bulletin 37 issued by the STA in October 2017 and amended in June 2018, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public stock market) without a reasonable commercial purpose, the PRC tax authorities have the discretion to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, gains derived from such a transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Bulletin 7, as amended, the transfer that meets all of the following conditions shall be directly deemed as having no reasonable commercial purposes: (i) more than 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

There is uncertainty as to the interpretation and application of Bulletin 7, as amended. If an Indirect Transfer occurs for us, we and our non-PRC resident shareholders may be at risk of being taxed under Bulletin 7, as amended, and we may be required to expend valuable resources to comply with Bulletin 7, as amended or to establish that we should not be taxed under Bulletin 7, as amended.

Any failure or perceived failure by us to comply with the Platform Economy Anti-Monopoly Guidelines and other anti-monopoly and unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the NDRC and the SAMR, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly

Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. In October 2021, the Standing Committee of the NPC officially released the second draft amendments to the PRC Anti-monopoly Law for public comment, which not only proposes to increase legal liability for certain violations by introducing greater penalties and criminal liabilities, but also proposes to further regulate the monopolistic behaviors in the Internet sector. In November 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in the PRC, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.

Moreover, the PRC Anti-Monopoly Law requires that SAMR shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In February 2021, the SAMR published the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of definition of “relevant markets”, typical types of “cartel activity” and “abusive behavior by companies with market dominance”, which provide further guidelines for enforcement of anti-monopoly laws regarding online platform operators. The Platform Economy Anti-monopoly Guidelines prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting companies with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technologies to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). Due to the expansive scope of business activities the anti-monopoly law and regulations target to regulate, many of our businesses and practices, including our pricing practices, promotional activities and cooperation with business partners, may be subject to regulatory scrutiny and significant penalties. Certain long-standing practices may be subject to challenges by regulators, consumers, merchants and other parties. Furthermore, in July 2021, the SAMR released the revised draft Provisions on the Administrative Penalties on Price-related Violation for public comment, which proposed significant penalties, including fines of up to 10% of revenue during the violation period, suspension of business or revocation of required licenses, for a number of price-related violations, such as below-cost pricing to squeeze out competitors, price discrimination, manipulation of market prices and fraudulent pricing. In particular, improper pricing by e-commerce platform operators, including the use of big data analysis, algorithms or other technologies to conduct differentiated pricing and price subsidies, may be subject to significant penalties, including fines of up to 5% of prior year’s revenue, suspension of business and revocation of required licenses. As a result, we may need to devote significant resources or change our business practices to comply with current laws and regulations as well as new laws and regulations that may be enacted in the future. We may also be subject to regulatory investigations, fines and other penalties, which would materially and adversely affect our business and reputation.

In addition, the Platform Economy Anti-monopoly Guidelines also reinforces anti-monopoly merger review for internet platform related transactions to safeguard market competition. As the Platform Economy Anti-monopoly Guidelines were newly promulgated, we are unable to estimate their specific impact on our businesses, financial conditions, results of operations and prospects.

The Anti-unfair Competition Law prohibits business operator from engaging in anti-competitive activities, such as undue influence transactions, confusion marketing, commercial bribery, trade secret infringement and commercial libel. On March 16, 2022, the Supreme People’s Court in China issued the Interpretations on Several Issues concerning the Application of the Anti-unfair Competition Law, which further clarify that the business operators shall not (i) use, without authorization, the main part of a domain name, the name of a website or a web page of another party that has certain influence, resulting in the mistaken belief that a product of the business operator is another party’s product or has a specific connection with another party; or (ii) maliciously interfere with or destroy the network products or services provided by other business operators pursuant to the law by misleading, deceiving or forcing users into modifying, shutting off or uninstalling such products or services without explicit prior notice and without consent of the users. In August 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Drafts for Public Comments), or the Draft Provisions on Preventing Unfair Online Competition, which detailed the implementation of the PRC Anti-Unfair Competition Law, under which business operators must not use technical means such as data or algorithms to implement traffic hijacking or interference, cause malicious incompatibility or conduct any activity impeding or disrupting the normal operation of network products or services legally provided by other business operators. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.

In practice, the PRC government authorities also strengthen the supervision of monopoly and other unfair competition acts, and request to establish a new order of the platform economy. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, were required to conduct a comprehensive self-inspection and make necessary rectification accordingly. We cannot assure you that our business operations comply with anti-monopoly and unfair competition laws and regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

We may expand our business in part by acquiring complementary businesses. Due to the uncertainties associated with the new and evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, complying with the requirements of the M&A Rules, merger control review rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If we are found to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to unwind. Such unwinding could affect our business and financial results, and harm our reputation.

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

In addition, national security review rules issued by the PRC government authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. According to the Measures for the Security Review of Foreign Investment, or the Security Review Measures, promulgated by the NDRC and the MOC on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated government authorities in advance. See also “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Foreign Investment in Value-Added Telecommunications Services.”

Furthermore, according to the Draft Overseas Listing Regulations, if a Chinese overseas listed company issues overseas listed securities to acquire assets, such issuance would be subject to filing requirements, pursuant to which the filing shall be submitted within three working days after such follow-on offering is completed if the acquired assets are offshore assets, or shall be submitted within three working days after the date of first announcement of such transaction if the acquired assets are PRC onshore assets. Our ability to carry out our investment and acquisition strategy may be materially and adversely affected due to significant regulatory uncertainty as to the timing of receipt of relevant approvals or completion of relevant filings and whether we will be able to complete such investments and acquisitions in the future in a timely manner or at all.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liabilities and penalties under PRC laws.

The SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE in October, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, with assets or equity interests of onshore companies or offshore assets or interests held by the PRC residents, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increases or decreases in capital contributed by PRC residents, transfers or exchanges of shares, mergers, divisions, or other material changes. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements.

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

SAFE Circular 37 provides that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC. We have requested all of our known current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of SAFE Circular 37 and other related rules, and urged relevant shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we cannot assure you that they successfully amended their foreign exchange registrations with the local SAFE branch in compliance with applicable laws after our initial public offering. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot compel our beneficial owners to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with and will in the future comply with our requests to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular 37 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Employee Stock Option Plans.”

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

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries and the consolidated affiliated entities, including from the proceeds of our financing activities, such as our private placements, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds to fund our existing PRC subsidiaries and the consolidated affiliated entities only through loans or capital contributions or to establish new PRC subsidiaries or new PRC consolidated affiliated entities, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and the consolidated affiliated entities is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund the consolidated affiliated entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC subsidiary or PRC consolidated affiliated entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC subsidiary or PRC consolidated affiliated entity would depend on the relevant PRC entity’s net assets and the applicable statutory multiple at the time of calculation. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impacts on our ability to fund our PRC entities.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and such enterprises are allowed to use its Renminbi capital converted from foreign exchange capitals to make equity investments, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from its foreign exchange capital for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In June 2016, SAFE promulgated Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which further stipulates that foreign-invested enterprises shall not use Renminbi funds converted from foreign exchange capital for providing loans to non-affiliated enterprises, except as otherwise expressly permitted under its business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., or Tuniu Nanjing Information Technology, include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu Nanjing Information Technology may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. If we convert the net proceeds we receive from our financing activities, such as our private placement into Renminbi pursuant to these Circulars, our use of Renminbi funds for general corporate purposes must be within the business scopes of our PRC subsidiaries.

Our subsidiaries and the consolidated affiliated entities in China are subject to restrictions on paying dividends or making other payments to our holding company, which may restrict our ability to satisfy our liquidity requirements.

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

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tuniu (HK) Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries, if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the STA promulgated STA Circular 9 on February 3, 2018, which became effective from April 2018 and replaced Circular 601 issued by STA on October 27, 2009 and the Announcement of the STA regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30 issued on June 29, 2012. Circular 9 stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors provided in Circular 9 and the actual circumstances of the specific case shall be taken into consideration. Specifically, Circular 9 expressly excludes an agent or a designated payee from being considered as a “beneficial owner.” As a result, although our PRC subsidiaries, Beijing Tuniu and Tuniu Nanjing Information Technology, are currently wholly owned by our Hong Kong subsidiary, Tuniu (HK) Limited, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty. If Tuniu (HK) Limited is not recognized as the beneficial owner of the dividends paid to it by Beijing Tuniu or Tuniu Nanjing Information Technology, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes or surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementation Rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the relevant tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained its third renewal of such a certificate in December 2019 for another three years. Tuniu Nanjing Information Technology obtained its HNTE certificate in 2017 with a valid period of three years and successfully obtained its first renewal of such a certificate in December 2020 for another three years. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology were eligible to enjoy a preferential tax rate of 15% in 2020 to the extent that they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities. If Nanjing Tuniu and Tuniu Nanjing Information Technology fail to maintain or renew their HNTE qualifications when their current terms expire, they will lose the current preferential tax treatments and their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations. Besides, Beijing Tuniu obtained the HNTE certificate as well in 2018 and expired in 2020. As a result, the applicable enterprise tax rate for Beijing Tuniu has been restored to 25% since 2021. However, since Beijing Tuniu has large amount of accumulated loss in previous years, the increased EIT rate would not result in an immediate adverse effect on our financial condition.

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

There are uncertainties regarding the interpretation and enforcement of certain PRC laws, rules and regulations regarding overseas listed companies.

The M&A Rules, among other things, require offshore special purpose vehicles controlled by PRC companies or individuals formed for the purpose of an overseas listing of such PRC companies’ or individuals’ interests in PRC domestic companies to obtain the CSRC’s approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC counsel, Fangda Partners, has advised us that, based on its understanding of the current PRC laws, rules and regulations, we are not required to submit an application to the CSRC for its approval of the initial public offering and listing of our ADSs on the Nasdaq Global Market, because:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to CSRC’s approval under the M&A Rules;
●	our wholly owned PRC subsidiaries were established by means of foreign direct investment, rather than through a merger or acquisition of domestic companies, as defined under the M&A Rules; and
●	there is no provision in the M&A Rules that explicitly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

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

The PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;
●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and
●	extraterritorial application of China’s securities laws.

Furthermore, on December 24, 2021, the CSRC published the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations, among others, stipulate that where Chinese companies that have directly or indirectly listed securities in overseas markets conduct follow-on offering in overseas markets, they shall fulfill the filing procedures with and report relevant information to the CSRC, and such filing shall be submitted within three working days after such follow-on offering is completed. Moreover, an overseas offering is prohibited under certain circumstances. See also “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Overseas Offering and Listing.”

According to the Draft Overseas Listing Regulations, if we fail to complete the filing procedures with the CSRC for any of our follow-on offerings or fall within any of the circumstances where our follow-on offering is prohibited by the State Council, our offering application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries may be ordered to suspend and their business qualifications and licenses may be revoked. The Draft Overseas Listing Regulations were released only to solicit public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. Although we intend to fully comply with the then effective relevant laws and regulations applicable to all our follow-on offerings, including but not limited to fulfill our obligations under such laws and regulations to complete any required reporting and filing procedures, we cannot guarantee that we will be able to satisfy the scrutinized and new regulatory requirements in case they were adopted in the current form.

Online payment systems in China are at the stage of development and may restrict our ability to expand our online business.

Online payment systems in China are at a stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely acceptable to consumers in China as in the United States and other developed countries. The lack of wide acceptance of online payment systems and concerns regarding the adequacy of system security may limit the number of online commercial transactions that we can conduct. If online payment services and their security capabilities are not significantly enhanced, our ability to grow our online business may be limited.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

The PRC government has adopted regulations governing Internet access and the distribution of information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these regulations may result in confiscation of income, fines, suspension of business, revocation of licenses to provide Internet content and other licenses, the closure of the concerned websites, which could materially and adversely affect our business, financial conditions and results of operations. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Information Security and Censorship.” We have a team dedicated to screening and monitoring content published on our online platform and removing prohibited content. However, we may have difficulty identifying and removing all illegal content displayed on or linked to our website, which could expose us to the penalties described above.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy of China has been experiencing increases in inflation and labor costs in recent years. As a result, the average wage in the PRC is expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be materially and adversely affected.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office use in the PRC. Our leasehold interests in a number of these leased properties may be defective as a result of the lessors’ lack of proper title or right to lease. As a result, we cannot assure you that our leasehold interests will not be challenged. In addition, we have not registered the vast majority of our lease agreements with the relevant PRC government authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not subject to any material actions, claims or investigations pending or threatened in writing by government authorities or third parties with respect to defects in our leased properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interests and may be ordered to vacate the affected premises, which could materially and adversely affect our business and results of operations.

Rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak and spread, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of the global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Our ADSs and Class A Ordinary Shares

Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “TOUR.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Global Market. The listing standards of the Nasdaq Global Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and various additional requirements. On April 13, 2022, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that because the closing bid price of our ADSs for the last 30 consecutive business days was below US$1.00 per share, we no longer meet the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days. We have until October 10, 2022 to regain compliance with Nasdaq’s minimum bid price requirement. If we fail to satisfy Nasdaq’s continued listing requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Global Market.

The trading prices of our ADSs have fluctuated and may continue to be volatile regardless of our operating performance.

Since our ADSs became listed on the Nasdaq Global Market on May 9, 2014, the trading price of our ADSs has fluctuated significantly. The trading prices of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. The trading prices of our ADSs may also be affected by changes in the U.S. stock markets in general. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their initial public offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;
●	variations in our revenues, net income and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;
●	announcements of new products, services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	potential litigation or regulatory investigations; and
●	fluctuations in market prices for our products or services.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 4.68% of our outstanding ordinary shares as of February 28, 2022, representing 32.94% of our total voting power. As of February 28, 2022, our directors and officers beneficially own an aggregate of 63.3% of our outstanding shares representing 62.3% of our total voting power.

As a result of the dual class share structure and the concentration of ownership, holders of our Class B ordinary shares have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and/or ADSs may view as beneficial. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

The sale or availability for sale of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of February 28, 2022, we had 371,082,366 ordinary shares outstanding, comprising of (i) 353,708,866 Class A ordinary shares (excluding the 18,249,177 Class A ordinary shares, represented by 6,083,059 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,373,500 Class B ordinary shares. Among these shares, 125,034,591 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares and/or ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our Class A ordinary shares and/or ADSs to decline.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could result in adverse United States federal income tax consequences to United States holders of the ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a “passive foreign investment company,” or PFIC, for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat the consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year ending December 31, 2022 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands (Revised) and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Our current operations are based in China. In addition, the majority of our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. On April 2, 2022, the CSRC, together with the Ministry of Finance, the National Secrecy Bureau and the National Archives Administration, issued a draft of the Provisions on Strengthening Confidentiality and File Management Relating to Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Draft Provisions on Confidentiality and File Management, which further emphasize that if overseas securities regulatory authorities and relevant overseas competent authorities propose to investigate and collect evidence or carry out inspection against the domestic company limited by shares that is directly issued and listed overseas or the onshore operating entity of a company listed on overseas stock exchanges indirectly, or the Domestic Enterprise, such investigation shall be conducted through the cross-border supervision and administration cooperation mechanism. The Domestic Enterprise which provides or publicly discloses any documents or materials involving state secrets or work secrets of government authorities to relevant securities firms, securities service providers, overseas regulatory institutions and other entities, shall file application with competent authorities for approval and complete filing with secrecy administrative department. Furthermore, before cooperating with overseas regulatory authorities or relevant overseas competent authorities in an investigation or inspection or in the provision of documents and materials, the Domestic Enterprise shall report to the CSRC or the relevant competent authority. While detailed interpretation or implementation of rules under Article 177 have yet to be promulgated and the Draft Provisions on Confidentiality and File Management have not been formally adopted, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs and Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. As we have chosen, and may from time to time choose, to follow home country practice exemptions with respect to certain corporate matters, such as the requirement of shareholders’ approval for issuing additional securities exceeding 20% of our outstanding ordinary shares and the requirement to hold an annual meeting of shareholders, our shareholders may be afforded less protection under Cayman Islands law than they would under the Nasdaq corporate government requirements applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.” As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

The depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that holders of our ADSs may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may cause a material decline in the value of our ADSs.

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

In May 2015, we entered into a share subscription agreement with each of the following, Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., Unicorn Riches Limited, a special purpose vehicle of Hony Capital, DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., both affiliates of DCM V, L.P., Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd . (which later changed its name to Trip.com Group Limited), Esta Investments Pte Ltd, an affiliate of Temasek Holdings and Sequoia Capital 2010 CV Holdco, Ltd, an affiliate of Sequoia Capital, pursuant to which we sold a total of 93,750,000 newly issued Class A ordinary shares for US$500 million.

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

During the year ended December 31, 2016, we acquired 100% controlling equity interest of one offline travel agency, to further expand our overseas tourism market and promote our destination service. The total purchase price was RMB28.1 million (US$4.0 million), which included cash consideration of RMB16.5 million (US$2.4 million) and RMB11.6 million (US$1.6 million), the fair value of contingent cash consideration to be made based on the achievement of certain revenue and profit targets over the next four years.

During the year ended December 31, 2018, we acquired 80% controlling equity interest of one offline travel agency, to further expand our overseas tourism market and promote our destination local tour operator service. The total purchase price was RMB20.2 million (US$2.9 million), which included cash consideration of RMB9.8 million (US$1.4 million) and RMB10.4 million (US$1.5 million), the fair value of contingent cash consideration, as at the acquisition date, to be made based on the achievement of net profit targets over the next four years.

During the year ended December 31, 2019, we acquired 51% controlling equity interest in an offline travel agency, and 63.51% controlling equity interest in an online travel agency, to further expand our overseas tourism market and promote our destination local tour operator service. The total purchase price was RMB60.0 million (US$8.6 million), which included cash consideration of RMB52.6 million (US$7.6 million) and RMB7.3 million (US$1.1 million), being the fair value of contingent cash consideration, as at the acquisition date, based on the achievement of certain profit target, to be paid by us over the next four years.

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

These contractual arrangements allow us to:

●	exercise effective control over Nanjing Tuniu;
●	receive substantially all of the economic benefits of Nanjing Tuniu; and
●	have an option to purchase all or part of the equity interests in Nanjing Tuniu when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Nanjing Tuniu, and we treat it and its subsidiaries as consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of Nanjing Tuniu and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Our principal executive offices are located at Tuniu Building No. 32 Suningdadao, Xuanwu District, Nanjing, Jiangsu Province 210042, the People’s Republic of China. Our telephone number at this address is +86 (25) 8685-3969. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process and authorized representative in the United States in connection with each of the registration statement on Form S-8 (File No. 333-198111 and File No. 333-251283) and registration statement on Form F-6 (File No. 333-195515) is Cogency Global, Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at https://ir.tuniu.com/.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our capital expenditures.

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

Our recognized brand in leisure travel and growing customer base enable us to source a broad range of products from high-quality travel suppliers at competitive prices. We rigorously select travel suppliers to ensure quality and reliability. We have developed our proprietary supply chain management system—N-Booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time, through the web or mobile devices to manage travel products more efficiently and understand customer preferences better. In 2016, we upgraded our supplier management system and data analytics system in order to better facilitate the cooperation between the suppliers and us. In addition, to broaden the range of our products further and serve our customers better, we enter into strategic agreements with various industry partners from time to time. For example, in December 2014, we entered into a strategic cooperation agreement with Ctrip.com International, Ltd . (which later changed its name to Trip.com Group Limited), a leading travel service provider in China, in order to expand our collaboration on shared travel resources. In November 2015, we formed a strategic partnership with HNA Tourism, under which HNA Tourism undertook to provide us with its premium airline and hotel resources at a preferential rate, under fair competition market rules.

Our Products and Services

We offer a wide array of packaged tours and other travel-related services to meet the diverse travel needs and preferences of leisure travellers in China.

Packaged Tours

Packaged tours offered on our platform consist of organized tours and self-guided tours.

Organized Tours: Organized tours offer the benefits of pre-arranged itineraries, transportation, accommodation, entertainment, meals and tour guide services. By booking an organized tour on our platform, our customers can achieve cost savings compared to booking each component separately and enjoy a pleasant and hassle-free travel experience.

Organized tours offered on our platform encompass nearly all of the popular tourist destinations both within China and overseas among Chinese travellers.

Organized tour product portfolios offered on our platform also include local tours, which mainly consist of weekend getaways and themed tours, such as water resort tours, historical town tours, ski tours and hot spring tours, mainly targeting customers who want to spend one to three days away from their departing cities. Typically, local tours have lower average gross bookings per trip as compared to other types of organized tours.

In addition, to address the needs of group travellers who cannot be satisfied with off-the-shelf standard packaged travel products, such as companies planning travel retreats and families planning group trips, we provide customized tours to cater to specific travel needs. Our group travel tour advisors work closely with travel suppliers and our customers to design travel products and itineraries that meet such customers’ unique needs.

Self-guided Tours: Self-guided tours offered on our platform consist of combinations of flights and hotel bookings and other optional add-ons, such as airport pick-ups that travellers can choose of their own volition. These products are offered at attractive prices compared to booking each travel product separately. The self-guided tours target leisure travellers who prefer greater flexibility during their vacations and do not need tour guide services. Due to the breadth of travel suppliers that are available on our platform, we are able to provide a wide selection of self-guided tours, covering a large number of hotels and airlines, and have developed the most comprehensive product offerings for selected popular destinations.

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

Our online platform provides our customers with the tools and information they need to conveniently plan, book and purchase travel products and services. In addition, our online platform presents comprehensive product information and travel requirements through user-friendly interfaces for leisure travellers to easily search for, compare and place orders for product offerings that best suit their needs. We have well-trained tour advisors and customer service representatives located at our centralized call center to supplement our online transaction infrastructure by providing our customers with professional advice and guidance throughout their travel planning and bookings process as well as timely support before and during their travels. The inclusion of a customer-focused, service network is particularly important to customers of our travel products with high selling prices as these customers usually demand more assistance and attention in their travel planning.

Our Website

Our website, tuniu.com, provides a one-stop travel platform for our customers to do everything from researching travel destinations to booking travel products. In addition to our product information such as tour duration, departure time and destination descriptions, our website features comprehensive travel advice ranging from basic information to professional, and user recommendations and travellers’ reviews for the destinations we cover. Users can post questions regarding specific products and receive timely responses online from our well-trained tour advisors and customer service representatives, which facilitates their travel planning, product selection, reservations and payments. Our user-friendly interface enables users to quickly and easily evaluate and compare a wide array of travel products. Customers can also raise complaints about our travel products and services through the online-messaging function on our website.

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

A transaction on our website generally involves the following steps:

Browse. A customer typically enters one of our over 420 city webpages by selecting his or her location or departing city. The customer can easily browse our product selection by travel destination. In order to allow customers to locate the products they are interested in, our website also arranges our travel product offerings into different categories, such as organized tours, self-guided tours, customized tours, cruises, tourist attractions tickets, self-drive tours, accommodation reservation, and transportation tickets. The customer can also choose to browse through our best-sellers for each of the following categories: local tours, domestic tours, overseas tours, self-guided tours, themed tours, hotels, destination activities and tourist attractions tickets.

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

Order Placement. After a customer has selected a particular option, our website will provide the customer with an opportunity to review details of the travel products and services being purchased and the terms and conditions of such purchases. The customer can also request assistance and professional advice from our tour advisors who will promptly follow up and interact with the customer online or by phone.

Contract Confirmation. At this stage, a customer is required to confirm that he or she agrees to the terms and conditions of his or her purchase. The customer can submit his or her confirmation online or sign the contract related to his or her purchase in one of our offline retail stores or send us the signed contract. Contracts are entered between us and the customer directly.

Payment. After confirming the terms of a contract, a customer will be directed to the payment webpage. We offer our customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms. In addition, the customer can pay at one of our offline retail stores. If available, the customer can also discount the purchase price of our travel products by using our coupons and travel vouchers. Electronic confirmations are sent to the customer’s e-mail address or mobile phone and the customer can use the itinerary management function on our website or APP to check his or her booking details as well as amend or cancel bookings.

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

We offer customized services via a sophisticated account management system accessible on our online platform. After logging on with a unique identification, a customer can track the order status, manage itineraries and check membership points, coupons and travel vouchers.

Our Mobile Platform

Our Android and Apple iOS-based mobile applications, such as Tuniu Travel, and the mobile version of our website, m.tuniu.com, allow customers to search for travel products and services and place orders on mobile devices. Our mobile platform also enables customers to track their order status and provides other location-based services to allow users to quickly locate a variety of nearby scenic spots.

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

Our Customer Services

When selecting a travel company or platform, leisure travellers often look beyond factors such as price and selection and focus on enjoyable experiences, in which our customer service play a crucial part. We believe that the quality customer service provided by our well-trained tour advisors and customer service representatives attract our customers towards our online platform.

Offline nationwide service network. Our primary call center is located in our headquarter in Nanjing. Our call centers provide 24-hour-a-day, seven-day-a-week customer service before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them via destination to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure our customers receive quality services. In October 2013 and 2015, we obtained the Best Call Center Award in the CCM Awards that was jointly organized by Customer Care Management (CCM) World Group and CC-CMM Organization, and we were rewarded the Golden Tone Award from 51CallCenter in the years of 2014, 2015, 2016 and 2018, for offering outstanding call center and customer service experiences. We were awarded the Best Call Center by CCCS for three consecutive years in 2017, 2018 and 2019.

Tour Advisors. Tour advisors are well-trained through in-house training workshops as well as training sessions provided by the travel suppliers to closely assist our customers throughout their travel planning and booking process, from pre-sale consultation to final order confirmation. Our tour advisors are equipped with product expertise to guide customers through the details of available packaged tours on our online platform and provide insightful advice on customers’ desired travel destinations. Our tour advisors provide professional guidance on product selection, price, travel requirements and payment to ensure an efficient and informed shopping experience.

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

Supply Chain Management

Our travel suppliers primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable these travel suppliers to extend their reach to potentially millions of Internet users in China and fulfill their needs for inventory management, attracts new, quality travel suppliers and builds stronger ties with our existing travel suppliers. We have a product procurement team dedicated to developing and enhancing our relationships with existing and prospective travel suppliers.

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

Just-In-Time Management. Our N-Booking system provides travel suppliers with access to real-time inventory data and gives them a wide range of inventory management tools. Our N-Booking system also notifies travel suppliers of any changes in the inventory level of the travel products we source from them, which enables them to adjust their procurement and sales plans in a timely manner. As such, we are able to deliver real-time information on product availability and provide our customers with prompt booking and order confirmations.

Account Management. Travel suppliers can review transaction history details on our N-Booking system. They can also submit requests for early settlement of their account balance with us on a discounted basis.

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

Financial Services

We currently offer a range of financial services, which complement our core leisure travel business, mainly to both travellers and travel suppliers. Our financial services are designed to systematically support the overall development of the leisure travel market in China by funding customers’ travels and supporting suppliers’ growth. For travellers, we provide travel financing products enabling travellers to travel with an initial down payment, which has been particularly popular among the young generation of travellers who are more price-sensitive. In addition, we also offer insurance products to our customers. For travel suppliers, we provide various types of loans that optimize working capital for the selected suppliers, allowing them to provide high-quality travel products on a larger scale. We also provided cash lending services to customers.

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

Fuzzy Query Processing. We maintain a dictionary for travel-related keywords in Chinese, where keywords are classified and linked to each other based on their meanings. We have also developed a query search algorithm based on user inputs to enhance our ability to dissect natural language queries. Such technologies help us better understand the meanings of queries and produce the most relevant and useful search results. We also provide additional search features such as query spelling correction, query suggestion and search by Chinese phonetics (Pinyin).

Big Data Analysis

We gather and analyze customer behavior and data for our procurement, inventory management and marketing purposes. We also provide selected data to travel suppliers, enabling them to optimize their product designs and marketing strategies.

Big Data Platform. We have developed our big data platform based on a distributed computing system. Such data analytics capabilities help us gain a deeper understanding of existing and prospective customers and market trends, make customized recommendations to customers and improve our applications and products accordingly.

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

N-Booking System

Our N-Booking system streamlines the interactions between us and travel suppliers. Our N-Booking system also allows travel suppliers to receive booking information real-time through the web or mobile devices to manage travel products more efficiently and understand customer preferences better. See “—Supply Chain Management—N-Booking System.”

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

Dynamic Packaging System

Backed by our robust data analytics capabilities, we have established a dynamic packaging system that enables our users to customize their own travel packages tailored to individual travellers’ needs. This system is able to combine trip components from different suppliers to provide truly customized trips, automating and placing in the hands of our customers a function that was previously performed manually. It uses algorithms and past customer data to filter out unnatural choices and provide customers with relevant choices based on their ascertainable behavior. We believe this is one of the first systems of its kind in China.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in the demand for leisure travel services. Sales of leisure travel products and services will increase in respect of holiday periods and decrease in respect of off-peak times, while prices of leisure travel products and services are subject to fluctuation between peak seasons and low seasons. For example, the third quarter of each year generally contributes the highest percentage of our annual revenues, because many of our customers tend to travel during summer holidays in July and August.

Marketing and Brand Building

We continue to build and maintain a strong Tuniu brand through both traditional offline marketing media and online marketing channels. We organize targeted campaigns, make promotional and seasonal offers and cooperate with domestic and foreign tourism boards and bureaus in holding promotional events and marketing campaigns.

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

In April 2020, we launched our live streaming shows to promote our own products. This novel format of online marketing is getting popularity for both product sales and content offerings, such as the introduction of destinations. We have developed our live streaming shows via both our official platforms such as Tuniu.com and third-party platforms. Our live streaming shows are mainly conducted and hosted by our employees.

Competition

We compete primarily with all other types of online travel companies. In addition, we compete with traditional travel service providers and tour operators. In the self-guided tour business, as we sell packaged tours which include flights and hotels, we also compete with airlines and hotels, which in recent years have made efforts to improve their direct sales. Large, established Internet companies have also launched applications offering travel products in various destinations around the world. Factors affecting our competitiveness include, among other things, price, availability and breadth of choice of travel products and services, brand recognition, customer services, ease of use, accessibility, security and reliability of our transaction and service infrastructure.

Some of our current and potential competitors may have greater financial, marketing and other resources than we do. In addition, some of our competitors may be acquired by, receive investment from or enter into strategic relationships with larger, well-established and well-financed companies or investors. They may be able to devote greater resources to marketing and promotional campaigns and devote substantially more resources to website and system development than us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition and may not be able to compete successfully against existing and new competitors.”

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2021, we had 116 registered computer software copyrights, 27 registered patent and 26 registered artwork copyrights in China, and were in the process of applying for 3 patents in China. In addition, as of December 31, 2021, we had 93 registered domain names that were material to our business, including tuniu.com, and 493 registered trademarks, including 途牛 (the Chinese characters of Tuniu), and , and in China.

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

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, the MIIT, the MOC, the SAMR (formerly the State Administration for Industry and Commerce, or the SAIC), the National of Radio and Television, Administration and the National Press and Publication Administration, both of which were split from State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, Internet-related services and e-commerce. However, since China’s telecommunications industry and Internet-related industry are at an early stage of development, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, Internet-related services and e-commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, as most recently amended in May 2021, commercial Internet information services operators must obtain an ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. Nanjing Tuniu, our consolidated affiliated entity, obtained ICP licenses issued by the Jiangsu Administration of Telecommunication which will expire in October 2022.

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

In addition to the Telecommunications Regulations and the other regulations as disclosed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the CAC in June 2016. Under the Administrative Provisions on Mobile Internet Applications Information Services, the providers of mobile internet applications need to, among other things, acquire the relevant qualifications and comply with other requirements provided by laws and regulations and being responsible for information security. On January 5, 2022, the CAC issued the revised draft Administrative Provisions on Mobile Internet Applications Information Services for public comments, which further emphasize that mobile internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. According to the revised draft Administrative Provisions on Mobile Internet Applications Information Services, mobile internet apps providers shall not compel users to agree to non-essential personal information collection, and are not allowed to ban users from their basic functional services due to the users’ refusal of providing non-essential personal information.

Since 2021, the PRC government has taken steps to strengthen the supervision on the utilization of algorithm in the field of Internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the MPS and the Ministry of State Security jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions, which took effect on March 1, 2022. The Algorithm Recommendation Provisions implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, and stipulate that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conducts such as unreasonable differentiated treatment on transaction conditions based on consumers’ preferences, purchasing habits, and other such characteristics.

Foreign Investment in Value-Added Telecommunications Services

On March 15, 2019, the NPC promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although VIE structure is not explicitly defined as a method of foreign investment, it remains to be further clarified and detailed on whether VIE Structure will be interpreted to fall under the scope of the “investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council”. Please also refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.”

According to PRC Foreign Investment Law and the Implementation Rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special entry management measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields must comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2021 Negative List, and the

Encouraged Industry Catalog for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalog, both were promulgated by the National Development and Reform Commission (the “NDRC”) and the MOC and took effect in January 2022 and January 2021, respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally regarded as restricted fields to foreign investment pursuant to the 2021 Negative List, and we conduct business operations in restricted fields through the VIE.

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

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council in December 2001 and amended most recently in April 2022, unless otherwise provided for by the state, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. For example, the 2021 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses. Pursuant to the Notice regarding the Strengthening of Ongoing and Post Supervision of Foreign Invested Telecommunication Enterprises issued by MIIT in October 2020, foreign investors are no longer subject to the MIIT pre-approval requirements, but foreign invested telecommunications enterprises are still required to submit relevant foreign investor qualification materials to MIIT when applying for new telecommunication operating permits or amended permits. Since the 2021 Negative List and the Provisions on Administration of Foreign-Invested Telecommunications Enterprises were recently amended and further implementing rules with respect to the new policies on foreign investment in value-add telecommunications services have yet to been promulgated, there exist significant uncertainties with respect to their interpretation and implementation by authorities.

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

Regulations on Information Security and Censorship

The PRC government regulates and restricts Internet content in China to protect state security and ensure the legality of the Internet content. The NPC, China’s national legislative body, enacted a Decision on the Safeguarding of Internet Security in December 2000, as subsequently amended in August 2009, among other things, makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. Pursuant to the Administrative Measures on Internet Information Services and other applicable laws, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content which violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Internet service providers are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the MIIT has published regulations that subject ICP operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The MPS has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the MPS has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. On September 15, 2021, the CAC promulgated the Opinions of the CAC on Further Enforcing the Subject Responsibilities of Website Platforms for Information and Content Management, which took effect on the same day. These opinions further require the website platforms to play the role of the first responsible persons for management of the information and content and effectively improve the level of network management and governance.

The MPS has promulgated the Administrative Measures for the Security Protection of International Connections to Computer Information Network in December 1997, as amended in January 2011, that prohibits the use of the Internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. Under PRC laws, state secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

In December 2005, the MPS promulgated Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On December 15, 2019, the CAC promulgated Provisions on Ecological Governance of Network Information Content, or the Network Ecological Governance Provisions, which took effect on March 1, 2020. The Network Ecological Governance Provisions provide the requirements for the content producers of the network information, the service platforms for the network information and the users of the network information. Among others, the Network Ecological Governance Provisions classify the network information into the “encouraged category”, the “prohibited category” and the “prevented and resisted category”. The content producers of network information are encouraged to produce, copy and publish network information in the encouraged category, prohibited from producing, copying or publishing network information in the prohibited category, and shall take measures to prevent and resist the production, reproduction and publication of undesirable information in the prevented and resisted category. In addition, the service platforms for the network information shall strengthen the management of information content, and upon discovery of any prohibited information or prevented and resisted information, shall immediately take measures in accordance with the laws, keep the relevant records, and report the same to the competent government authorities. A service platform for network information shall compile an annual report on the ecological governance of network information, which contains information such as the ecological governance of network information, the performance of the person in charge of ecological governance of network information and social evaluation.

On July 6, 2021, certain PRC regulatory authorities issued the Opinions on Intensifying Crack Down on Illegal Securities Activities, which, among others, provide for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. The Opinions provide that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the CAC, together with other competent government authorities, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaces the predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, or network platform operators that process data must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The relevant competent government authorities may also initiate a cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. Article 10 of the Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (viii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, there are still uncertainties as to the exact scope of network product or service or data processing activities that will or may affect national security, and the PRC government authorities may have discretion in the interpretation and enforcement of these measures.

On November 14, 2021, the CAC promulgated the Draft Regulations, for public comments, pursuant to which, data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affect or may affect national security; (ii) the listing abroad of data processors that process the personal information of more than one million users; (iii) listing in Hong Kong which affects or may affect national security; or (iv) any data processing activity that affects or may affect national security. The Draft Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. The Draft Regulations also require that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. Further, the Draft Regulations require internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or make any amendments that may have a significant impact on users’ rights and interests. In addition, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty

On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data processing activities that may affect national security. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 30, 2021, the State Council issued the Regulations on Protection of CII, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of CII, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. The competent government authorities and supervision and management authorities of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime still remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of these laws, rules and regulations.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these draft measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; or (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets. As Nanjing Tuniu is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly updates its information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. Nanjing Tuniu has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations. The majority of the content posted on our online platform is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our platform and removing prohibited content. We believe that with these measures in place, no material violations have arisen out of the public dissemination of prohibited content through our online platform under PRC information security laws and regulations in the past. However, there is a significant amount of content posted on our online platform by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant government authority. We believe these measures taken by us are generally in compliance with the relevant laws and regulations.

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

Furthermore, on April 2, 2022, the CSRC, together with certain other PRC government authorities, issued the Draft Provisions on Confidentiality and File Management, aiming to revise the currently effective Provisions on Strengthening Confidentiality and File Management Relating to Overseas Issuance and Listing of Securities. According to the Draft Provisions on Confidentiality and File Management, where the Domestic Enterprise, directly or through its overseas listed entity, provides relevant securities firms, securities service providers and overseas regulatory authorities or other entities, or public discloses documents and materials involving state secrets and work secrets of government authorities, such Domestic Enterprise shall file application with competent authorities for approval and complete filing with secrecy administrative department; in the event that the Domestic Enterprise provides or publicly discloses other documents and materials which, if disclosed, would have adverse impact on national security or public interests, such Domestic Enterprise shall strictly go through corresponding procedures in accordance with relevant regulations. The Domestic Enterprise shall also provide written records with respect to performance of the abovementioned procedures, and enter into confidentiality agreement(s) with relevant securities firms, securities service providers or other entities with respect to the circumstances above. The Draft Provisions on Confidentiality and File Management were released only for soliciting public comments at this stage and their interpretation and implementation remain substantially uncertain.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Decisions on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provide that information that identifies a citizen, the time or location for his use of telecommunication and Internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss as well as conducting a self-examination of their protection of personal information at least once a year. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy. Such requirements are reiterated by the Regulations on Protection of Personal Information of Telecommunications and Internet Users. If an ICP operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the ICP operator is required to supervise and manage the protection of such information. Any violation may subject the ICP operators to warnings, fines, disclosure to the public and, in the most severe cases, criminal liability. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

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

In August 2019, the CAC promulgated Provisions on Online Protection of Children’s Personal Information, or the Children Personal Information Provisions, which came into effect in October 2019. The Children Personal Information Provisions provides that network operators’ collection, storage, transfer, and disclosure of children’s personal information must follow the principles of legitimacy and necessity, awareness and consent, clear purpose, protection of security and legal use. Network operators shall clearly inform children’s guardian and obtain his consent when collecting, storing, using, transferring and disclosing children’s personal information. According to the Children Personal Information Provisions, network operators must adopt personal information protection rules and user agreements specifically for children’s personal information and appoint persons dedicated to be responsible for the protection of children’s personal information. In addition, network operators must strictly limit the access authorization to children’s personal information within their staff members to the minimum. Furthermore, the access to children’s personal information by network operators’ staff must be subject to approval by the children personal information protection officer or the administrative personnel delegated by him, the access must be recorded, and technical measures must be adopted to prevent unauthorized duplication or download of children’s personal information. In April, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “informed and consent” and “minimum necessity.”

In November 2019, the CAC, together with the General Office of the MIIT, the General Office of the MPS and the General Office of the SAMR, published the Guidelines for Identifying Illegal Collection and Use of Personal Information via Apps, which describes six categories of prohibited behaviors on illegal collection or use of user’s personal information via Apps, and further broken down into 31 specific types, including (i) failure to publicly disclose rules of collecting and using personal information, (ii) failure to clearly express the purposes, means and scope of collecting and using personal information, (iii) collecting or using personal information without users’ consent, (iv) violating the principle of necessity and collecting personal information unrelated to services they provide, (v) providing personal information to others without the consent of the persons whose data is collected, and (vi) failure to provide functions of deleting or rectifying personal information as required by laws or failure to publicly disclose contact information for complaint or reporting. On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, clarifying the scope of necessary information required for certain common mobile apps and stating that mobile apps operators may not deny users’ access to basic functions and services when the users opt out of the collection of unnecessary personal information.

In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As the Personal Information Protection Law was recently promulgated and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice, we may be required to make further adjustments to our business practices to comply with the requirements thereunder.

Regulations Relating to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture (which is the predecessor of the Ministry of Culture and Tourism, the MCT), the State Administration of Radio, Film and Television, or the SARFT (which is the predecessor of the National Radio and Television Administration, the NRTA), the General Administration of Press and Publication, or the GAPP, the NDRC and MOFCOM, jointly promulgated the Several Opinions on Introduction of Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are prohibited from conducting the business of transmitting audio-visual programs through information network.

According to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, jointly promulgated by the SARFT and the Ministry of Information Industry, or the MII (which is the predecessor of MIIT), on December 20, 2007 and amended by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, on August 28, 2015, internet audio-visual program service refers to activities of making, editing and integrating audio-visual programs, providing them to the general public via internet, and providing audio-visual programs uploading and transmission services and providers of internet audio-visual program services are required to obtain a Audio-visual License issued by the competent department of radio, film and television or complete certain registration procedures. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the competent department of radio, film and television.

In 2008, the SARFT issued the Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, amended on August 28, 2015, which further sets forth detailed provisions concerning the application and approval process regarding the Audio-visual License. The notice also provides that the internet audio-visual program services providers who had engaged in such services, complies with relevant laws and regulations of the state on the administration of internet websites, prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as they has no violation of laws and regulations, or their violation of the laws and regulations is minor and can be rectified in a timely manner and they have no records of violation during the latest three months.

Further, on March 31, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, which reiterates the requirements for the internet audio-visual programs to be published to the public through information networks, including those on mobile network (if applicable), where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitions or other prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, amended on March 10, 2017, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the SAPPRFT on September 2, 2016, or the Online Live Streaming Notice, emphasizes that, unless a specific Audio-visual License is granted, an audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events. According to the Online Live Streaming Notice, online audio-visual live streaming service providers shall censor and tape such programs and retain them for at least 60 days for future check by the administrative departments; and they shall have an emergency plan in place to replace programs in violation of laws and regulations. Bullet-screen comments shall be forbidden in the live streaming of important political, military, economic, social, sports and cultural events. Special censor shall be appointed for bulletscreen comments in the live streaming of general cultural events of social communities and sports events. Hosts, guests and targets hired or invited by online audio-visual live streaming programs shall meet the following requirements: (i) patriotic and law-abiding; (ii) good public reputation and social image, no scandals and misdeeds; and (iii) dress, hairstyle, language and actions are consistent with public order and good morals, and not drawing topics with vulgar content or content inappropriate to discuss in public.

As of the date of this annual report, we have not obtained an Audio-visual License. For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.”

On November 4, 2016, the CAC promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall take various measures during operation of live streaming services, including, but not limited to: (i) establish a live-streaming content review platform, conducting classification and grading management according to the online live streaming content categories, user scale and others, add tags to graphics, video, audio or broadcast tag information for platforms; (ii) conduct verification on online live streaming users with valid identification information (e.g., authentic mobile phone numbers) and authentication registration of internet live-streaming issuers based on their identification documents (such as their identity certificates, business licenses and organization code certificates); (iii) examine and verify the authenticity of the identification information of online live streaming service publishers, classify and file such identification information records with the Internet information offices at the provincial level where they are located and provide such information to relevant law enforcement departments upon legal request; and (iv) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations and require them to comply with the laws, regulations and platform conventions; and (v) establish a credit-rating system and a blacklist system, to provide management and services according to such credit rating, prohibit re-registration of accounts by online live streaming service users on the black list and promptly report such users to relevant Internet information offices.

According to the Guidelines on Strengthening Supervision of Online Live Streaming Marketing Activities promulgated by the SAMR on November 5, 2020, any network platform shall assume the responsibility and obligation as an e-commerce platform operator according to the E-Commerce Law; provided that this platform provides operators, who sell goods or provide services via internet live streaming, with services such as internet operation place, transaction matchmaking and information publication in order for the transaction parties to independently complete their transaction activities.

According to the Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting promulgated by the NRTA on November 12, 2020, platforms providing online show live streaming or e-commerce live streaming services shall register their information and business operations by November 30, 2020 on the National Internet Audio-visual Platforms Information Management System. Live broadcasting platforms for online shows and e-commerce live broadcasting are requested to strengthen positive value guidance and prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In addition, the number of content reviewers of a platform is required to keep must in principle be no less than 1:50 of the number of live broadcasting rooms and the platform shall report the number of its live streaming rooms, streamers and content reviewers to the provincial branch of the NRTA on a quarterly basis. Live broadcasting platforms for online shows need to manage the hosts and “reward” users based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from making rewards. The live broadcasting platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent who have not registered with real names or minors from making rewards. The platform shall limit the maximum amount of rewards each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021, among others, live broadcasting service providers are not allowed to provide minors under age 16 with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live broadcasting publisher accounts.

According to the Notice on Strengthening the Administration of the Internet Live Streaming Service jointly promulgated by the MIIT, the MPS and other government agencies on August 1, 2018, internet live streaming service providers shall go through the procedures of filing with the competent department of telecommunications. The internet live streaming service providers engaged in telecommunications business and internet news information, network performances and internet live streaming of audio-visual programs shall apply to the relevant departments for licenses to operate such telecommunication business and shall perform the procedures of record-filing with the local public security department within 30 days after the live streaming service being operated.

Furthermore, pursuant to the Administrative Provisions on Online Audio and Video Information Services jointly promulgated by the CAC, MCT and NRTA on November 18, 2019 and effective on January 1, 2020, online audio and video information services providers shall obtain the relevant legally required qualifications and certificates. Online audio-visual information service providers shall authenticate user’s real identity information based on organization code, identity card number, mobile phone number, etc. Online audio-visual information service providers shall not serve users who fail to provide their real identity information. They shall also fulfill their responsibilities as information content management entities, such as having in place professional staff commensurate with their service scale, and establishing the systems of user registration, information release review, information security management, intellectual property rights protection and minority protections and other mechanisms. Moreover, when the online audio and video information services provider produce, publish or spread untrue audio-visual information by way of utilizing new technologies such as deep learning or virtual reality, the disseminated information shall be identified in a noticeable way. If any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall save relevant records, and report to the CAC, the MCT, the NRTA, etc.

In order to further strengthen the standardized management of the online live streaming industry, the CAC, the MIIT, the MPS, the MCT, the SAMR, the NRTA and other government agencies jointly issued the Circular on the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming on February 9, 2021, which further states that live streaming platforms which provide online audio-visual program services must obtain the Audio-Visual Licenses (or complete the registration on the National Internet Audio-visual Platforms Information Management System) and complete the ICP filing procedure. As of the date of this annual report, we have not completed registration for distributing publications and providing live streaming services on our platform, however, we also provide online live streaming services on third parties’ platforms which have completed such registration.

On April 12, 2022, the NRTA and the Publicity Department of the China Communist Party Central Committee promulgated the Notice on Strengthening the Administration of Live Games on Online Audio and Video Program Platforms, specifying that online live streaming platforms shall discretely select the hosts and guests with political standpoint, moral character, artistic standard and social evaluation as the selection criteria, and resolutely refuse hosts and guests who are politically incorrect, or have committed any violations of laws, regulations, public order or good morals. The notice further specifies that online live streaming platforms shall establish and implement a mechanism for the protection of minors, implement the real-name registration system, prohibit minors from tipping, and establish a special channel for returning the tips of minors.

Regulations on Overseas Offering and Listing

The M&A Rules, which were amended on June 22, 2009, with such amendments becoming effective as of the same date, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of this regulation remains unclear, we believe, based on the advice of our PRC counsel, Fangda Partners, that CSRC approval was not required in the context of our initial public offering because (1) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offerings are subject to this regulation and (2) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies, and no explicit provision in the M&A Rules classifies the contractual arrangements between Beijing Tuniu, our PRC subsidiary, Nanjing Tuniu, our consolidated affiliated entity, and its shareholders as a type of acquisition transaction falling under the M&A Rules.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Intensifying Crack Down on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the CSRC issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations, among others, stipulate that where Chinese companies that have directly or indirectly listed securities in overseas markets conduct follow-on offering in overseas markets, they shall fulfill the filing procedures with and report relevant information to the CSRC, and such filing shall be submitted within three working days after such follow-on offering is completed. Moreover, an overseas offering is prohibited under certain circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities, and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.

According to the Draft Overseas Listing Regulations, if we failed to complete the filing procedures with the CSRC for any of our follow-on offerings or fell within any of the circumstances where our follow-on offering is prohibited by the State Council, our offering application may be discontinued and non-compliance with the Draft Overseas Listing Regulations or an overseas listing completed in breach of Draft Overseas Listing Regulations may result in a warning on the relevant domestic companies or a fine of 1-10 million RMB on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses licenses may be revoked. Furthermore, the controlling shareholders, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between 500,000 - 5 million RMB either individually or collectively. The Draft Overseas Listing Regulations were released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain.

Regulations on Air-ticketing

The air-ticketing business is subject to the supervision of the China Aviation Transportation Association, or CATA, and its regional branches. Currently the principal regulation governing air-ticketing agencies in China is the Rules on Certification of Qualification for Civil Aviation Transport Sales Agencies, or the Air Ticketing Rules, issued by the CATA, which became effective on March 31, 2006. Under the Air Ticketing Rules and relevant foreign investment regulations, any company acting as an air-ticketing sale agency must obtain approval from the CATA, and a foreign investor cannot currently own 100% of an air-ticketing agency in China, except for qualified Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger airline tickets for domestic flights in China, except for Hong Kong and Macau aviation marketing agencies. In addition, CATA issued the Supplementary Rules Regarding Sales via the Internet in 2008. These Supplementary Rules provide that, effective as of June 1, 2008, if an air-ticketing sales agency would like to engage in sales via the Internet, it must obtain an ICP license from the local counterpart of the MIIT and must complete a commercial website registration with the local counterpart of the SAMR. Although we request that travel suppliers provide their licenses or permits to us before entering into agreements with them, we cannot ensure that all of travel suppliers engaged in the air ticketing sales agency service obtained, and maintained, all necessary permits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.”

On March 3, 2021, the Ministry of Transport of the People’s Republic of China issued Administrative Provisions on Passenger Services for Public Air Transport, which took effect on September 1, 2021, requiring that operators of the aviation sales network platforms shall preserve the ticket-related information and ensure the completeness, confidentiality and availability of such information.

Regulations on Hotel Operation

In November 1987, the MPS issued the Measures for the Control of Security in the Hotel Industry, which has been most recently amended in April 2022. In June 2004, the PRC State Council promulgated the Decision of the PRC State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which has been amended in 2016, 2019, 2020 and 2021, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously, or an offender wanted by the public security authority.

In April 1987, the PRC State Council promulgated the Public Area Hygiene Administration Regulation, which has been most recently amended in May 2021, requiring hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which has been amended in January 2016 and December 2017, respectively, requiring, starting from May 1, 2011, hotel operators to establish hygiene administration systems and keep records of hygiene administration. In February 2009, the Standing Committee of the NPC enacted the Food Safety Law, which has been amended in April 2015, December 2018 and April 2021, respectively, requiring any hotel that provides food to obtain a food service license.

The Fire Prevention Law, as most recently been amended by the Standing Committee of the NPC in April 2021, and the Provisions on Supervision and Inspection on Fire Prevention and Control, as amended by the MPS in July 2012, require that public gathering places such as hotels submit a fire prevention design plan in order to apply for completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business.

In January 2006, the PRC State Council promulgated the Regulations for Administration of Entertainment Places which has been most recently amended in November 2020. Under the regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

We cannot ensure that all of the hotels that we offer to our customers have obtained, and maintained, all necessary permits and licenses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.”

Regulations on Travel Companies

The travel industry is subject to the supervision of the MCT, formerly known as China National Tourism Administration, or the CNTA, and local culture and tourism administrations. The principal regulations governing travel companies in China include: (i) the Regulations on Travel Companies, or the Travel Company Regulations, issued by the PRC State Council in February 2009, and most recently amended in October 2021, which replaced the Administration of Travel Companies Regulations (1996), (ii) the Implementation Rules for the Regulation on Travel Companies (the “Travel Company Implementation Rules”), promulgated by the CNTA, the predecessor of MCT, in April 2009 and amended in December 2016, (iii) the Tourism Law issued by the Standing Committee of the NPC on April 25, 2013, and amended in November 2016 and October 2018, respectively, and (iv) Measures for the Administration of the Overseas Tours of Chinese Citizens, issued by the PRC State Council in May 2002, became effective as of July 2002 and was amended in March 2017. Under these regulations, a travel company must obtain a license from the MCT to conduct cross-border travel business and a license from the provincial-level culture and tourism administration to conduct domestic travel company business.

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

Pursuant to the Tourism Law, travel companies are prohibited from arranging for compulsory shopping or other activities which charge additional fees on top of the contract prices that tourists have already paid, unless it is agreed upon by both parties through consultation or requested by the tourists and does not affect the itinerary of other tourists. Travel companies are required to pay quality deposits for compensation for damage to tourists’ rights and advance payment of expenses for emergency assistance when the tourists’ personal safety is in danger. Travel companies are required to engage tour guides, who are required to strictly follow the itineraries and are prohibited from altering arrangements without the consent of customers, suspending the provision of services, requesting tips from tourists, and arranging for compulsory shopping or other activities which charge additional fees on top of the contract prices that tourists have already paid by way of induction, deception, coercion or in other illegal forms. The information that travel companies release to attract or organize tourists is required to be authentic and accurate, and no false publicity can be made to mislead tourists. In addition, travel companies conducting business via the Internet are required to present information of their travel company licenses on their websites, and ensure the truthfulness and accuracy of the travel-related information they release on their websites. Generally, travel companies soliciting tourists are required to take primary liabilities for any breach of travel contracts, including personal injury or property loss suffered by the tourists attributable to travel service providers and tour operators at destinations and their suppliers.

In 2010, CNTA released the Measures for Dealing with Tourism Complaints, which took effect as of July 1, 2010. Under these Measures, authorities which are responsible for dealing with tourist complaints are required to render a decision on the complaints within 60 days after the date of receipt thereof.

Although we take measures, such as requesting travel suppliers to provide their relevant permits and/or licenses, we cannot make sure that all of the travel suppliers maintained all necessary permits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.”

In November 2010, CNTA and China Insurance Regulatory Commission jointly promulgated the Measures for the Administration of the Liability Insurance of Travel Companies, or the Liability Insurance Measures, which became effective as of February 1, 2011. Travel companies are required to procure travel company liability insurance pursuant to the Liability Insurance Measures. The insurance companies are required to, subject to the liability limits provided under the insurance agreement, reimburse the travel companies for the compensation made by the travel companies for the personal injury or death and the loss of properties of tourists and the relevant tour guides or tour leaders. Pursuant to the Liability Insurance Measures, the liability limit for the personal injury or death of each person cannot be less than RMB200,000. Each of the relevant consolidated affiliated entities engaged in travel agent business has procured and is covered by valid travel company liability insurance.

On August 20, 2020, the MCT issued the Interim Measures on the Administration of Online Tourism Business Services, or the Measures on Online Tourism Business Services, which took effect on October 1, 2020. The Measures on Online Tourism Business Services provides that operators of online tourism business services shall, among other things, (i) formulate tourist security protection mechanisms, (ii) refrain from transmission of information prohibited by laws and regulations, keep relevant records and report to competent authorities, (iii) implement the classified protection system for cyber security and take management and technical measures for the protection of cyber security, (iv) provide true and accurate tourism service information and establish transparent and accessible reservation channels for transportation, accommodation and sightseeing for tourists; (v) protect the safety of tourists’ personal information and privacy, and (vi) maintain travel agency liability insurance if they conduct travel agency business.

Regulations on Online Transaction Platform Operators

In May 2014, the SAIC issued the Guidelines for the Performance of Social Responsibilities by Online Transaction Platform Operators, or the Online Transaction Platform Operators Guidelines. The Online Transaction Platform Operators Guidelines stipulate the qualification requirements for operators of online transaction platforms, and certain other obligations, such as examination and registration of any business operator using online transaction platforms, online transaction operators’ contracts with suppliers and customers, and data protection for consumers, among others. Pursuant to the Online Transaction Platform Operators Guidelines, online transaction platform operators must (i) establish a consumer protection and consumer dispute settlement system, and (ii) ensure that their complaint and customer support channels are smooth.

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

In August 2018, the Standing Committee of the NPC promulgated the PRC E-commerce Law, which became effective in January 2019. The E-commerce Law strengthens the regulation on E-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the E-commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumers to opt out of search results targeting his or her personal characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sales of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain a business license and other applicable licenses as required, and disclose information of such licenses at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, which took effect and replace the Administrative Measures for Online Trading on May 1, 2021. The Online Trading Measures further strengthen the administration and supervision of online trading activities, and impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. The Online Trading Measures specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms, including prohibiting or restricting the merchants to operate on other e-commerce platforms by means of unfair practices, such as reducing their search exposure, removing their products or services, blocking their stores etc., or prohibiting or restricting the merchants from freely choosing supporting service providers for transactions, such as logistics services providers.

On March 1, 2022, the Supreme People’s Court in China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes, which came into effect as of March 15, 2022 and further clarify the responsibilities of online consumption platforms and improve the seven-day no-reason return rules. According to these judicial interpretations, standard terms provided by e-commerce operators that are unfair and unreasonable to consumers may be deemed invalid, and contracts signed between e-commerce operators and others for false publicity by means of fictitious deals, hits or user comments should also be null and void. Moreover, an operator on e-commerce platform shall bear the liability as a product seller or service provider: (1) where the e-commerce platform operator on an e-commerce platform guides the consumer to make a payment through a method other than that provided by the transaction platform (2) where prizes or gifts provided by the e-commerce operator during a promotion, or commodities bought by consumers for redemption, harm the consumers; (3) when the promised compensation standards are higher than the legal standards. In particular, even if the e-commerce platform does not carry out any self-operated business, but the marks made thereon are sufficient to mislead consumers, the e-commerce platform shall be liable as the product seller or service provider. Furthermore, operators of livestreaming platforms are responsible for verifying the qualification and license of livestreamers who sell food products.

Regulations on Consumer Rights Protection

According to the PRC Consumer Protection Law, as amended on October 25, 2013 and became effective as of March 15, 2014, the rights and interests of consumers that purchase or use commodities or receive services for consumption purposes in daily life are required to be protected, which includes the right to personal safety and the safety of property, the right to be informed about goods and services offered for sale, the right to free choice when selecting goods or services and the right to enjoy fair dealings, respect for their personal dignity and ethnic customs, and compensation for damages suffered.

Correspondingly, a business operator providing a commodity or service to a consumer is subject to a number of requirements, which includes to ensure that commodities and services meet with certain safety requirements, to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurring, to provide consumers with accurate information and to refrain from conducting false advertising, and not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the lawful rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means. A business operator may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, offering an apology and compensating for any losses incurred. The following penalties may also be imposed upon business operators for any infraction: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operations, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. As to legal liabilities of the online marketplace platform provider, the Consumer Protection Law set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. If the online trading platform provider gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform provider has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform provider is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement. The Civil Code of the PRC, which was enacted by the NPC on May 28, 2020 and took effect on January 1, 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly and severally liable with said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly and severally liable with the relevant online user for the extended damages.

The Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect in March 2017 and was amended in October 2020, further clarifies the scope of consumers’ rights to make returns without a reason, including the detailed rules on exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules, sets up the related consumer protection systems and supervision on merchants for compliance with the relevant rules.

In October 2010, the Supreme People’s Court of China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Tourism-related Disputes, as amended in December 2020, which establish liabilities for tour operators and tourism support service providers in the event of contract disputes, personal injury and property damage involving tourists.

On March 1, 2022, the Supreme People’s Court in China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes, which took effect as of March 15, 2022 and further clarify the responsibilities of online consumption platforms. According to these judicial interpretations, the e-commerce platform shall be liable as the product seller or service provider if the marks made thereon mislead consumers to believe they are provided by the e-commerce platform, even if it does not actually carry out any self-operated business. Furthermore, according to these judicial interpretations, operators of livestreaming platforms are responsible for verifying the qualification and license of livestreamers who sell food products.

Therefore, although we take certain measures to monitor the qualities of the travel products and services provided by travel suppliers and handle customer complaints, we cannot ensure that these measures are sufficient to protect consumer rights, or that customer disputes can be handled and resolved in a timely fashion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.”

Regulations on Advertising Business

The SAMR is the primary government authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

●	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the NPC as most recently amended on April 29, 2021 and effective as of the same date;

●	Administrative Regulations for Advertising, promulgated by the PRC State Council on October 26, 1987 and effective since December 1, 1987.
●	Regulations on Internet Information Search Services, promulgated by the CAC on June 25, 2016 and effective on August 1, 2016 ; and
●	Interim Measures for Administration of Internet Advertising, promulgated by the SAIC on July 4, 2016 and effective on September 1, 2016.

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

Regulations on Insurance Brokerage

According to the Measures for the Regulations of the Internet Insurance Business issued by CBIRC on December 7, 2020 and effective on February 1, 2021, “Internet insurance business” means the insurance operations in which insurance institutions conclude insurance contracts and provide insurance services through the Internet, “insurance institutions” include insurance companies and insurance intermediary institutions such as insurance brokers. Internet insurance business shall only be carried out by legally established insurance institutions. No insurance institution may carry out the Internet insurance business beyond the permitted business scope. An insurance institution, including insurance broker, shall sell internet insurance products or provide insurance brokerage services via its self-operated network platform or the self-operated network platform of any other insurance institution, and the insurance application page shall belong to its self-operated network platform, except where any government department requires policyholders to complete the entry of insurance application information on the network platform prescribed by the government in the public interest. “Self-operated network platform” refers to any network platform being independently operated with complete data permission, which is legally established by an insurance institution for the purpose of internet insurance business operation; network platforms established by branches of insurance institutions and non-insurance institutions related to insurance institutions in terms of equity or personnel shall not be deemed as self-operated network platforms. An insurance institution shall continue to raise the level of risk prevention and control of internet insurance business, improve the risk monitoring, early warning and early intervention mechanism, and ensure the independent operation of its self-operated network platform.

According to the Provisions on the Supervision of Insurance Brokers, or the POSIB, promulgated by the China Insurance Regulatory Commission, which was merged into the CBIRC, on February 1, 2018 and effective on May 1, 2018, the Implementation Measures for Insurance Intermediary Business Administrative Licensing and Record-filing promulgated by CBIRC on October 28, 2021 and effective on February 1, 2022, the insurance brokerage company must obtain an insurance brokerage license from CBIRC before engaging in insurance brokerage business. One of the consolidated affiliated entities has obtained the insurance brokerage license to operate the following insurance brokerage businesses: (i) draft insurance plans for insurance applicants, select insurance companies and handle insurance application formalities nationwide; (ii) assist the insured parties or beneficiaries in making claims; (iii) reinsurance brokerage, (iv) provide disaster prevention, loss prevention, risk evaluation or risk management advisory services to entrusting parties; (v) other businesses approved by the CBIRC.

According to the Notice of the General Office of the CBIRC on Relevant Matters of Further Regulating the Internet Personal Insurance Businesses of Insurance Institutions promulgated on October 12, 2020, the insurance intermediary institution carrying out the Internet personal insurance business shall be a national institution and shall have corresponding technical capacity, operating capacity and service capacity, the customer service personnel of an insurance intermediary institution are not allowed to conduct proactive marketing and their salaries shall not be linked to the sales assessment indicators of the Internet personal insurance.

Regulations on Fund Distribution

According to the Administration Measures of Publicly Offered Securities Investment Funds Distribution Institutions, or the Fund Distribution Administrative Measures, promulgated by CSRC on August 28, 2020 and effective on October 1, 2020, fund distribution institutions include fund managers and other institutions shall be registered with the CSRC or its branches. Commercial banks, securities companies, futures companies, insurance institutions, securities investment consulting institutions and independent institutions are required to register with local CSRC branch and obtain the relevant fund distribution license before engaging in fund distribution service. Distribution services regulated under the Fund Distribution Administrative Measures refer to marketing and promotion, sales and distribution, and in particular, subscription and redemption services of mutual funds. One of the consolidated affiliated entities obtained the fund distribution license from the CSRC.

Regulations on Intellectual Property Rights

The PRC has adopted legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The State Intellectual Property Office, formerly the PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2021, we had 493 registered trademarks in different applicable trademark categories and were in the process of applying to register 7 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses, or royalties are difficult to determine, the court may render a judgment awarding damages of up to RMB5,000,000.

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017 and effective on November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. The MIIT issued Administrative Measures on Internet Domain Name on August 14, 2017 and then CNNIC issued Rules for the Implementations of the Registration of State Top-Level Domain Name on June 18, 2019, which set forth basic rules for registration of domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services to further regulate the use of domain names in internet information services. As of December 31, 2021, we had 93 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the NPC in 1990, as amended in 2001, 2010 and 2020, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002, 2011 and 2013. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered 26 artwork copyrights in China.

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

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2021, we had 116 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the NPC in 1984, as amended in 1992, 2000, 2008 and 2020, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. As of December 31, 2021, we had 27 registered patents, and were in the process of applying to register 3 patents in China.

Civil Code of the PRC

In accordance with the Civil Code of the PRC promulgated by the NPC on May 28, 2020, which became effective as of January 1, 2021, Internet users and Internet service providers bear tortious liabilities in the event they infringe other persons’ rights and interests through the Internet. Where an Internet user conducts tortious acts through Internet services, the infringed person has the right to request the Internet service provider to take necessary actions such as deleting contents, screening and delinking. The Internet service provider, failing to take necessary actions after being informed, will be subject to joint and several liabilities with the Internet user with regard to the additional damages incurred. If an Internet service provider knows an Internet user is infringing other persons’ rights and interests through its Internet service but fails to take necessary action, it shall be jointly and severally liable with the Internet user. We have internal policies designed to reduce the likelihood that user content may be used without proper licenses or third-party consents. When we are approached and requested to remove content uploaded by users on the grounds of infringement, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. However, such policy may not be effective in preventing the unauthorized listing of copyrighted materials or materials infringing other rights of third parties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Claims by third parties that we infringe on their intellectual property rights could lead to government administrative actions and result in significant costs and have a material adverse effect on our business, financial condition and results of operations.”

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

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity are allowed to be opened in different provinces, which was previously prohibited. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which became effective in June 2015 and was most recently amended in December 2019. Under SAFE Circular 13, foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. We generally follow the regulations and apply to obtain the approval of or registration with SAFE and other relevant PRC government authorities or designated banks. However, we may not be able to obtain these registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and the consolidated affiliated entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign Invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, under Circular 19, foreign-invested enterprises are continued to be prohibited from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary settlement of foreign exchange applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay intercompany loans (including advances by third parties). However, there are substantial uncertainties with respect to the interpretation and implementation of Circular 16 in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore financing activities to make additional capital contributions to our PRC subsidiaries, and any violations of these circulars could result in severe monetary or other penalties.

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

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us. We requested PRC residents holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules prior to our initial public offering. However, we might not be fully informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 37 or other related regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC laws.”

Regulations on Employee Stock Option Plans

In February 2012, SAFE promulgated the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan in an overseas publicly listed company who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted the 2008 Plan, pursuant to which we may issue options or restricted shares to our qualified employees and consultants on a regular basis. We also adopted the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. The failure of the share options holders to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

C.Organizational Structure

We restructured the ownership structure of Nanjing Tuniu, the VIE, in February, 2021, during which the shareholders of Nanjing Tuniu other than Messrs Dunde Yu transferred all of their equity interest in Nanjing Tuniu to Messrs Dunde Yu and Anqiang Chen. On February 19, 2021, Beijing Tuniu, Nanjing Tuniu and the then existing shareholders of Nanjing Tuniu, namely Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang entered into a termination agreement to terminate the existing contractual arrangements and, on the same day, Beijing Tuniu, Nanjing Tuniu and the new shareholders of Nanjing Tuniu, namely Dunde Yu and Anqiang Chen, entered into new contractual arrangements which are substantially similar to the contractual arrangements we have historically adopted. See “Agreements that Provide us with Effective Control over Nanjing Tuniu” below.

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

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreements entered into by and between Beijing Tuniu, Nanjin Tuniu and each shareholder of Nanjing Tuniu on February 19, 2021, each of the shareholders of Nanjing Tuniu pledge all of such shareholder’s equity interests in Nanjing Tuniu to guarantee the performance of the obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement and shareholders’ voting rights agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agree that, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge became effective on the date when the equity interest pledge was registered with the relevant local administration for market regulation, and remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier. We have completed the registration of the equity interest pledge with Xuanwu Branch of Nanjing Administration for Market Regulation.

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

In 2019, 2020 and 2021, we received service fees of RMB30.4 million, RMB12.8 million and RMB36.2 million (US$5.7 million), respectively, from the consolidated affiliated entities, which were eliminated on consolidated financial statements.

D.Property, Plant and Equipment

Our principal executive offices, consisting of our administrative center, sales and marketing division, technical services department, and call center, are located on leased premises in Jiangsu. We lease these premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed.

Item 4A.Unresolved Staff Comments

Not applicable.

Item 5.Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

We generated net revenues of RMB2,281.0 million, RMB450.3 million and RMB426.3 million (US$66.9 million) in 2019, 2020 and 2021, respectively. We recognized revenues from most of the organized tours on a net basis as a result of changes in our role in the organized tour arrangements since the beginning of 2017 (except for certain business arrangements under which we take substantive inventory risks and the self-operated local tour operators in which we act as a principal, for which revenues are recognized on gross basis). We had a net loss of RMB729.4 million, RMB1,343.6 million and RMB169.4 million (US$26.6 million) in 2019, 2020 and 2021, respectively. We generally collect payments from our customers upon contract confirmation before we pay travel suppliers. Our net cash used in operating activities was RMB120.5 million, RMB1,313.1 million and RMB226.3 million (US$35.5 million) in 2019, 2020 and 2021, respectively.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues were RMB1,200.0 million, RMB237.1 million and RMB254.8 million (US$40.0 million) in 2019, 2020 and 2021, respectively, representing 52%, 56% and 59% of our revenues, respectively. Our operating expenses were RMB1,951.8 million, RMB1,554.0 million and RMB353.1 million (US$55.4 million) in 2019, 2020 and 2021, respectively, representing 86%, 345% and 83% of our revenues, respectively. The costs and expenses were affected by the level of spending associated with our business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. The percentage of our costs and expenses compared to our revenues were greatly impacted by the sharp reduction in revenues caused by COVID-19 related travel restrictions in China – see “Impact of COVID-19 on Our Operations”.  Our past results of operations should not be taken as indicative of our future performance. Our sales and marketing expenses were RMB923.3 million, RMB372.0 million and RMB150.5 million (US$23.6 million) in 2019, 2020 and 2021, respectively. Upon resuming normalized operations, we aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

Impact of COVID-19 on Our Operations

Our results of operations for the years ended December 31, 2020 and 2021 have been significantly and negatively affected by the COVID-19 pandemic. The pandemic drove a significant decline in travel demand resulting in reservation cancellations, requests for refunds and reduced new orders. In addition, allowances for doubtful accounts and impairment provisions against our long-term assets both increased. In response to the COVID-19 pandemic, we have quickly adopted cost control measures to mitigate a significant slowdown in customer demand. As the COVID-19 pandemic is still evolving, we will continue to monitor and evaluate the financial impacts to our financial condition, results of operations, and cash flows and make adjustments accordingly.

For the year ended December 31, 2021, our financial performance was materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our customers’ cancellations and refund requests. While we have seen recovery in the China travel market since the second half of 2020 due to the substantial containment of the COVID-19 pandemic in China, we have seen a slower recovery of the international travel market, and in turn, a slower recovery of our overseas travel business. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowances for doubtful accounts. We also recorded impairment provisions against our long-term and short-term assets, as the impact of the COVID-19 pandemic on certain of our long-term and short-term assets are considered to be other than temporary. In 2021, we recognized allowance for credit losses of RMB17.8 million (US$2.8 million), compared to RMB829.7 million in the same period in 2020, respectively. Our net revenues for the year ended December 31, 2021 decreased by 5.3% from 2020.

The global spread of the COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be reasonably predicted. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The

Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including varying levels of travel restrictions and stay-at-home orders. These travel restrictions reduced users’ demand for our products, and are expected to materially and adversely affect our results of operations in the first quarter of 2021 and potentially beyond. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak and spread.”

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

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	1,886,822	82.7	302,359	67.2	305,333	47,913	71.6
Others	394,165	17.3	147,900	32.8	121,015	18,990	28.4

Net revenues	2,280,987	100.0	450,259	100.0	426,348	66,903	100.0

Packaged tours. Packaged tours consist of organized tours and self-guided tours. In 2019, 2020 and 2021, revenues from sales of packaged-tours were RMB1,886.8 million, RMB302.4 million and RMB305.3 million (US$47.9 million), respectively. Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Under the organized tour arrangements with the tour operators, our role is an agent that provides tour booking services to the tour operators and travellers. Among the organized tours, revenues under arrangements for which we undertake substantive inventory risk were RMB166.2 million, RMB1.6 million and nil, respectively, and revenues for the self-operated local tour operator business were RMB724.2 million, RMB122.7 million and RMB169.4 million (US$26.6 million) for the years ended December 31, 2019, 2020 and 2021, respectively. Revenues from packaged tours were recognized when the tours depart, except for revenues from the self-operated local tour operator business in which we act as principal, which were recognized over time during the period of packaged tours. Our revenues from packaged tours decreased by 84.0% from RMB1,886.8 million in 2019 to RMB302.4 million in 2020, and increased by 1.0% to RMB305.3 million (US$47.9 million) in 2021.

Others. Other revenues were RMB394.2 million, RMB147.9 million and RMB121.0 million (US$19.0 million) in 2019, 2020 and 2021, respectively. Our other revenues are primarily generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, and (iv) service fees for financial services.

Cost of Revenues

Our cost of revenues accounted for 52.6%, 52.7% and 59.8% as percentages of our net revenues in 2019, 2020 and 2021, respectively.

Revenues from packaged tours are mainly recognized on net basis (except for certain business arrangements under which we take substantive inventory risks, and except for the self-operated local tour operator business in which we act as a principal, for which revenues are recognized on gross basis). Accordingly, the amounts we pay to travel suppliers for packaged tours are mainly recorded as a reduction to revenues, rather than cost of revenues.

Our cost of revenues mainly consists of salaries and other compensation-related expenses related to our tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to our principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, and other service fees for financial service. For the arrangements where we secure availabilities of tours and bear substantive inventory risks, and for the self-operated local tour operator business, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Operating Expenses

Our operating expenses were RMB1,951.8 million, RMB1,554.0 million and RMB353.1 million (US$55.4 million) in 2019, 2020 and 2021, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses:
Research and product development	(303,561)	(13.3)	(100,514)	(22.3)	(54,622)	(8,571)	(12.8)
Sales and marketing	(923,273)	(40.5)	(371,984)	(82.6)	(150,493)	(23,616)	(35.3)
General and administrative	(749,404)	(32.9)	(1,109,340)	(246.4)	(174,021)	(27,308)	(40.8)
Other operating income	24,419	1.1	27,849	6.2	26,064	4,090	6.1

Total operating expenses	(1,951,819)	(85.6)	(1,553,989)	(345.1)	(353,072)	(55,405)	(82.8)

Research and product development expenses. Research and product development expenses primarily comprise of salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses were RMB303.6 million, RMB100.5 million and RMB54.6 million (US$8.6 million) in 2019, 2020 and 2021, respectively.

Sales and marketing expenses. Sales and marketing expenses primarily comprise of marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses were RMB923.3 million, RMB372.0 million and RMB150.5 million (US$23.6 million) in 2019, 2020 and 2021, respectively.

General and administrative expenses. General and administrative expenses primarily comprise of salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation, bad debt and other expenses related to our administrative function. General and administrative expenses were RMB749.4 million, RMB1,109.3 million and RMB174.0 million (US$27.3 million) in 2019, 2020 and 2021, respectively.

Other operating income. Other operating income relates primarily to government subsidies and tax refunds that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 1.1%, 6.2% and 6.1% of our net revenues in 2019, 2020 and 2021, respectively.

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

PRC

Our PRC subsidiaries and the consolidated affiliated entities are subject to PRC enterprise income tax, or EIT, on the taxable income in accordance with the relevant PRC income tax laws.

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, STA Circular 82, which was issued in April 2009 by the STA and amended in 2013 and in December 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to STA Circular 82, the STA issued STA Bulletin 45, which took effect on September 1, 2011 and was amended in 2015 and 2016, to provide more guidance on the implementation of STA Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” STA Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

Nanjing Tuniu qualified for an HNTE since 2010 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2019, Nanjing Tuniu obtained a new HNTE certificate, which expired in 2021. Therefore, Nanjing Tuniu was eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Tuniu Nanjing Information Technology qualified for an HNTE since 2017 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2020, Tuniu Nanjing Information Technology obtained a new HNTE certificate, which will expire in 2022. Therefore, Tuniu Nanjing Information Technology was eligible to enjoy a preferential tax rate of 15% from 2020 to 2022 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Beijing Tuniu obtained the HNTE certificate as well in 2018 and expired in 2020. As a result, the applicable enterprise tax rate for Beijing Tuniu has been restored to 25% since 2021. However, since Beijing Tuniu has a large amount of accumulated loss in previous years, the increased EIT rate would not result in an immediate adverse effect on our financial condition.

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and our shareholders’ jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are based in China, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and would have a material adverse effect on our results of operations and the value of your investment.”

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

On March 23, 2016, the PRC Ministry of Finance and the STA jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, pursuant to which the VAT reforms will be implemented comprehensively across the country and extended to the construction, real estate, financial and consumer services industries. Circular 36 became effective on May 1, 2016 and was amended as of January 1, 2018 and March 20, 2019. As a result, the majority of our business will be subject to VAT at a rate of 6%, which is higher than the business tax rate previously applied to us. We would be permitted to offset input VAT by providing valid VAT invoices received from vendors against our output VAT liability. Alternatively, the taxable income of tourism business could be calculated on net basis by deducting relevant expenses (including expenses for accommodation, catering, transportation, visa, ticket and tourism fee paid to other entities/ individuals) if valid invoices could be obtained.

On May 6, 2016, the STA issued the Administrative Measures for Value Added Tax Exemption on Cross-border Taxable Activities under the Program for the Collection of Value Added-Tax Instead of Business Tax, which was most recently amended on June 15, 2018, or Circular 29, pursuant to which the tourism services provided overseas are exempted from VAT.

On March 20, 2019. The PRC Ministry of Finance, STA and GAC (General Administration of Customs) jointly issued the Circular on Measures to Further Implement the VAT reform, pursuant to which entities in the producer service sector (including technology consulting service) and consumer service sector can additionally deduct 10% of the creditable input VAT against their output VAT liability from April 2019 to December 2021. On September 30, 2019, The PRC Ministry of Finance and STA increased the input super deduction portion from 10% to 15% for consumer service sector, effective from September 30, 2019.

In addition, on February 6, 2020, the Ministry of Finance and the STA jointly issued Announcement on Relevant Tax Policies in Support of Prevention and Control of COVID-19, or Circular 8, pursuant to which the income obtained from public transportation services, daily life services including tourism services and express delivery services shall be exempt from VAT. And on May 15, 2020, the Ministry of Finance and the STA issued Circular [2020] 28, which provided the preferential tax treatments according to Circular 8 would be expired on December 31, 2020. And on March 17, 2021, the Ministry of Finance and the STA further issued Announcement [2021] 7. According to the Announcement, the expiration date for the above mentioned VAT exemption treatments was extended to March 31, 2021.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	1,886,822	82.7	302,359	67.2	305,333	47,913	71.6
Others	394,165	17.3	147,900	32.8	121,015	18,990	28.4

Net revenues	2,280,987	100.0	450,259	100.0	426,348	66,903	100.0

Cost of revenues	(1,200,012)	(52.6)	(237,065)	(52.7)	(254,815)	(39,986)	(59.8)

Gross profit	1,080,975	47.4	213,194	47.3	171,533	26,917	40.2
Operating expenses:
Research and product development	(303,561)	(13.3)	(100,514)	(22.3)	(54,622)	(8,571)	(12.8)
Sales and marketing	(923,273)	(40.5)	(371,984)	(82.6)	(150,493)	(23,616)	(35.3)
General and administrative	(749,404)	(32.9)	(1,109,340)	(246.4)	(174,021)	(27,308)	(40.8)
Other operating income	24,419	1.1	27,849	6.2	26,064	4,090	6.1

Loss from operations	(870,844)	(38.2)	(1,340,795)	(297.8)	(181,539)	(28,488)	(42.6)
Other income/(expenses):
Interest and investment income	156,862	6.9	3,526	0.8	50,041	7,853	11.7
Interest expense	(34,052)	(1.5)	(32,266)	(7.2)	(7,491)	(1,176)	(1.8)
Foreign exchange (losses)/gains, net	(1,131)	(0.0)	18,720	4.2	7,030	1,103	1.6
Other (loss)/income, net	18,509	0.8	(253)	(0.1)	2,895	454	0.7

Loss before income tax expense	(730,656)	(32.0)	(1,351,068)	(300.1)	(129,064)	(20,254)	(30.3)
Income tax expense	(949)	(0.0)	6,641	1.5	(130)	(20)	0.0
Equity in income of affiliates	2,223	0.1	797	0.2	726	114	0.2

Net loss	(729,382)	(32.0)	(1,343,630)	(298.4)	(128,468)	(20,160)	(30.1)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues. Net revenues were RMB450.3 million and RMB426.3 million (US$66.9 million) in 2020 and 2021, respectively.

●	Revenues from packaged tours. Revenues from packaged tours increased by 1.0% from RMB302.4 million in 2020 to RMB305.3 million (US$47.9 million) in 2021 primarily due to the growth in revenues from self-operated products.
●	Other revenues. Other revenues decreased by 18.2% from RMB147.9 million in 2020 to 121.0 million (US$19.0 million) in 2021, primarily due to the decline in revenues generated from financial services.

Cost of Revenues. Our cost of revenues increased by 7.5% from RMB237.1 million in 2020 to RMB254.8 million (US$40.0 million) in 2021. As a percentage of net revenues, cost of revenues was 59.8% in 2021 compared to 52.7% in 2020.

Operating Expenses. Operating expenses decreased by 77.3% from RMB1.6 billion in 2020 to RMB353.1 million (US$55.4 million) in 2021, primarily due to the decrease in allowance for doubtful accounts.

●	Research and product development. Research and product development expenses decreased by 45.7% from RMB100.5 million in 2020 to 54.6 million (US$8.6 million) in 2021, primarily due to the decrease in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses decreased by 59.5% from RMB372.0 million in 2020 to RMB150.5 million (US$23.6 million) in 2021. The decrease was primarily due to the decreases in sales and marketing personnel related expenses and amortization of acquired intangible assets.
●	General and administrative. General and administrative expenses decreased by 84.3% from RMB1,109.3 million in 2020 to RMB174.0 million (US$27.3 million) in 2021. The decrease was primarily due to the decreases in general and administrative personnel related expenses and allowance for doubtful accounts.
●	Other operating income. Other operating income decreased from RMB27.8 million in 2020 to RMB26.1 million (US$4.1 million) in 2021.

Net Loss. As a result of the foregoing, net loss decreased from RMB1,343.6 million in 2020 to RMB128.5 million (US$20.2 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues. Net revenues were RMB2,281.0 million and RMB450.3 million in 2019 and 2020, respectively.

●	Revenues from packaged tours. Revenues from packaged tours decreased by 84.0% from RMB1,886.8 million in 2019 to RMB302.4 million 2020 primarily due to the suspension of sale of packaged tours impacted by the outbreak and spread of COVID-19.
●	Other revenues. Other revenues decreased by 62.5% from RMB394.2 million in 2019 to 147.9 million in 2020, primarily due to the decline in commissions received from other travel-related products and service fees received from insurance companies impacted by the outbreak and spread of COVID-19, as well as revenues generated from financial services.

Cost of Revenues. Our cost of revenues decreased by 80.2% from RMB1,200.0 million in 2019 to RMB237.1 million in 2020. As a percentage of net revenues, cost of revenues was 52.7% in 2020 compared to 52.6% in 2019.

Operating Expenses. Operating expenses decreased by 20.4% from RMB2.0 billion in 2019 to RMB1.6 billion in 2020, primarily due to the decreases in research and product development expenses and sales and marketing expenses.

●	Research and product development. Research and product development expenses decreased by 66.9% from RMB303.6 million in 2019 to 100.5 million in 2020, primarily due to the decrease in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses decreased by 59.7% from RMB923.3 million in 2019 to RMB372.0 million in 2020. The decrease was primarily due to the decrease in sales and marketing personnel related expenses and promotion expenses.
●	General and administrative. General and administrative expenses increased by 48.0% from RMB749.4 million in 2019 to RMB1,109.3 million in 2020. The increase was primarily due to current expected credit losses for receivables from related parties and other third parties in the amount of RMB829.7 million. The ongoing impact of COVID-19 and recent available information received from these parties indicated there was no assurance of future collection of these receivables.
●	Other operating income. Other operating income increased from RMB24.4 million in 2019 to RMB27.8 million in 2020.

Net Loss. As a result of the foregoing, net loss increased from RMB729.4 million in 2019 to RMB1,343.6 million in 2020.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and Renminbi has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.3726 per U.S. dollar as of December 31, 2021. For the year ended December 31, 2021, we recorded RMB3.2 million (US$0.5 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Recent Accounting Pronouncements

See Note 2(ag) to our consolidated financial statements included elsewhere in this annual report for discussion on recent issued accounting pronouncements.

B.Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, borrowings from banks, private issuances of ordinary and preferred shares, and our initial public offering.

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

Our advances from customers decreased from RMB1,113.9 million as of December 31, 2019 to RMB208.8 million as of December 31, 2020 and further decreased to RMB139.8 million (US$21.9 million) as of December 31, 2021. Accounts and notes payable decreased from RMB1,312.0 million as of December 31, 2019 to RMB705.8 million as of December 31, 2020 and further decreased to RMB383.6 million (US$60.2 million) as of December 31, 2021. Furthermore, prepayments and other current assets decreased from RMB1,300.3 million as of December 31, 2019 to RMB378.7 million as of December 31, 2020 and further decreased to RMB337.0 million (US$52.9 million) as of December 31, 2021. The decreases in the balance of advances from customer, accounts and notes payable and prepayments and other current assets as of December 31, 2021 compared to the same as of December 31, 2020 and as of December 31, 2020 compared to the same as of December 31, 2019 were primarily due to the decline in the sales of our travel products and services impacted by COVID-19. Moreover, our sales and marketing expenses decreased from RMB923.3 million in 2019 to RMB372.0 million in 2020 which was primarily due to the decreases in sales and marketing personnel related expenses and promotion expenses impacted by COVID-19, and decreased to RMB150.5 million (US$23.6 million) in 2021 which was primarily due to the decreases in promotion expenses and amortization of acquired intangible assets. As a result, our net cash used in operating activities was RMB120.5 million, RMB1,313.1 million and RMB226.3 million (US$35.5 million) in 2019, 2020 and 2021.

Our principal uses of cash for the years ended December 31, 2019, 2020 and 2021 were for operating activities, primarily refunds paid to customers (including as a result of COVID-19 related cancellations), marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2020 and 2021, we had RMB1,617.8 million and RMB1,011.5 million (US$158.7 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We had credit from several Chinese commercial banks. As of December 31, 2020 and 2021, our outstanding short-term borrowings (including outstanding discounted bank acceptance notes) were RMB60.7 million and RMB10.0 million (US$1.6 million) and our outstanding long-term borrowings were RMB22.6 million and RMB14.3 million (US$2.3 million), respectively.

As of December 31, 2020 and 2021, we had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 0.2% to 5.8% and 0.2% to 5.0% per annum, as of RMB60.7 million and RMB10.0 million (US$1.6 million), respectively. As of December 31, 2020 and 2021, we had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.2% to 6.0% and 0.2% to 4.3% per annum, as of RMB22.6 million and RMB14.3 million (US$2.3 million), respectively, among which RMB2.3 million (US$0.4 million) were guaranteed by one of our subsidiaries and subject to a pledge of our land use right as of December 31, 2020, which was repayed in 2021. In addition, as of December 31, 2020 and 2021, we obtained received cash from from banks by discounting of bank acceptance notes with the amount of RMB482 million and RMB197.9 million (US$30.9 million), respectively, which are repayable within one year with interest ranging from 2.55% to 3.1%. The issuance of notes payable is pledged by the Group’s bank deposits of RMB482,000 and RMB197,900 as of December 31, 2020 and 2021, which were recorded in restricted cash and short-term investments.

We had net losses attributable to Tuniu Corporation of approximately RMB694.6 million, RMB1,308.0 million and RMB121.5 million (US$19.1 million), for the years ended December 31, 2019, 2020 and 2021, respectively. Our net cash used in operating activities was RMB120.5 million, RMB1,313.1 million and RMB226.3 million (US$35.5 million) in 2019, 2020 and 2021, respectively. As of December 31, 2021, our accumulated deficit was RMB7,834.9 million (US$1,229.5 million) and we had cash and cash equivalents and short-term investments of RMB965.0 million (US$151.4 million). The COVID-19 pandemic has had a negative impact on our business operations for the year ended December 31, 2021, and will continue to impact our results of operations and cash flows for subsequent periods. Such conditions and events casted substantial doubt on our ability to continue as a going concern. In responses to the COVID-19 pandemic, in 2021, we continued to take actions to improve our liquidity, including scaling down our business operations by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Management has developed a plan to mitigate these adverse conditions and events, including a business plan with forecasted cash flows covering the next twelve months from the date of issuance of the consolidated financial statements. Moving forward, we plan to maintain a liquidity position to provide adequate funds to provide a sufficient flexibility in adjusting the Group’s operation scale to cope with the development of the COVID-19 pandemic, and management will continue to manage the Group’s capital expenditures, operational expenses and investments based on the Group’s liquidity position and working capital needs. Based on our liquidity assessment, which has considered our operations at the current business scale, the latest development of COVID-19 and its continuous impact on our business operations, the available funding from maturity of our short-term and long-term investments, and the available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report. As a result, we concluded that the substantial doubt on our ability to continue as a going concern will be alleviated through the effective implementation of the business plan. We may require additional cash resources due to unanticipated business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may need additional capital, and financing, may not be available on terms acceptable to us, or at all.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except percentages)
Net cash used in operating activities	(120,461)	(1,313,115)	(226,342)	(35,519)
Net cash (used in)/provided by investing activities	(578,134)	1,159,063	703,826	110,447
Net cash provided/(used in) by financing activities	485,110	(209,546)	(344,562)	(54,069)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,974	5,187	(1,428)	(226)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(208,511)	(358,411)	131,494	20,634
Cash, cash equivalents and restricted cash at the beginning of year	831,026	622,515	264,104	41,444
Cash, cash equivalents and restricted cash at the end of year	622,515	264,104	395,598	62,078

Operating Activities

Our net cash used in operating activities was RMB226.3 million (US$35.5 million) in 2021, primarily attributable to cash inflows from sales of our travel products and services of RMB2,539.0  million (US$398.4 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB70.0 million (US$11.0 million), that were offset by cash outflows due to payments to travel suppliers of RMB2,386.6  million (US$374.5  million), payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB247.4  million (US$38.8 million), payments for marketing and promotional activities, office rental and utilities and professional services of RMB186.4 million (US$29.3 million), and payments of taxes and levies of RMB14.9  million (US$2.3 million).

Our net cash used in operating activities was RMB1,313.1 million in 2020, primarily attributable to cash inflows from sales of our travel products and services of RMB2,896.3 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB219.3 million, that were offset by cash outflows due to payments to travel suppliers of RMB3,514.2 million, payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB428.9 million, payments for marketing and promotional activities, office rental and utilities and professional services of RMB472.2 million, and payments of taxes and levies of RMB13.4 million.

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

Investing Activities

Our net cash provided by investing activities was RMB703.8 million (US$110.4 million) in 2021, primarily attributable to the proceeds from maturity of short-term investments of RMB1,096.5 million (US$172.1 million), the proceeds from maturity of long-term investments of RMB86.8 million (US$13.6 million) and cash received from dividend of equity investment of RMB6.0 million (US$0.9 million), which were offset by the increase in loan receivable of RMB134.3 million (US$21.1 million), the purchase of short-term investments of RMB336.5 million (US$52.8 million), and the purchase of property and equipment and intangible assets of RMB14.7 million (US$2.3 million).

Our net cash provided by investing activities was RMB1,159.1 million in 2020, primarily attributable to the proceeds from maturity of short-term investments of RMB1,445.4 million, the decrease in loan receivable of RMB241.0 million, the proceeds from maturity of long-term investments of RMB904.8 million and cash received from disposal of equity investment of RMB56.6 million, which were offset by the purchase of short-term investments of RMB1,460.1 million, the purchase of property and equipment and intangible assets of RMB28.3 million and cash paid for acquisition (net of cash received) of RMB0.3 million.

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

Financing Activities

Our net cash used in financing activities in 2021 was RMB344.6 million (US$54.1 million), primarily attributable to RMB621.0 million (US$97.5 million) for repayments of short-term and long-term borrowings and RMB1.9 million (US$0.3 million) for acquisition of noncontrolling interests of subsidiaries, which were partially offset by RMB0.4 million (US$0.1 million) of proceeds from employees exercising stock options and RMB277.9 million (US$43.6 million) of proceeds from short-term and long-term borrowings.

Our net cash used in financing activities in 2020 was RMB209.5 million, primarily attributable to RMB918.5 million for repayments of short-term and long-term borrowings, RMB0.3 million for share repurchase, RMB14.0 million for deferred and contingent consideration of business acquisitions made in previous years and RMB10.0 million we paid to redeem non-controlling interests, which were offset by RMB733.3 million of proceeds from short-term and long-term borrowings, RMB57,731.0 of proceeds from employees exercising stock options.

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

Material Cash requirements

Our material cash requirements as of December 31, 2021 mainly include debt obligations, operating lease obligations and capital expenditure commitments, as below:.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In RMB thousands)
Operating Lease Obligations	67,050	18,853	21,897	5,896	20,404
Bank Borrowings	24,325	9,981	7,795	4,400	2,149
Capital Commitments	1,050	1,050	—	—	—

Our operating lease obligations represent our obligations for the leased premises of our headquarter and offline retail stores.

Our capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements.

Our short-term and long-term bank borrowings represent borrowings from banks with maturity from six months to six years.

We intend to fund our existing and future material cash requirements for at least the next twelve months after the issuance of this report using  our existing cash balance, and these commitments have been considered in our assessment that we will be able to meet our obligations as they become due over that period. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021. As of December 31, 2021, for the purpose of indebtedness, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries and the consolidated affiliated entities in China. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our consolidated affiliated entity may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. As our PRC subsidiaries and consolidated affiliated entity have incurred losses, they have not started to contribute to the statutory reserve funds and discretionary funds. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Our research and product development expenses decreased from RMB303.6 million in 2019 to RMB100.5 million in 2020 and further decreased to RMB54.6 (US$8.6) million in 2021, which was primarily due to the decrease in research and product development personnel related expenses impacted by COVID-19.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies”.

Long-term investments

Long-term investments include equity investments and other long-term investments, which involve significant accounting estimates.

Equity investments

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

When our assumptions related to the estimates of the fair value of the investments decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

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

As of December 31, 2021, we performed an annual impairment assessment and believed it was more likely than not an impairment was indicated based on qualitative assessment including the volatility of our share price during the year and negative financial trend impacted by the outbreak of COVID-19. Quantitative goodwill impairment test were performed and discounted cash flow analysis was used to estimate the fair value of the reporting unit with certain key assumptions including revenue growth rate, gross margin, operating expenses, working capital requirements and discount rate. Based on the result of the impairment test, the fair value of the reporting unit was higher than its carrying value as at December 31, 2021. Therefore, no impairment loss was recognized for the year ended December 31, 2021.

No impairment loss was recognized for the year ended December 31, 2021 based on our goodwill impairment test performed.

When one of our assumptions relating to these factors decreased/increased by 5% while holding all other assumptions constant, the result of the goodwill impairment assessment would not be impacted and the fair value of the reporting unit would still be above its carrying value.

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

As at December 31, 2021, the continuous loss making situation, net operating cash outflow and the uncertainty as to the future impact of COVID-19 pandemic indicated that the book value of our non-financial assets are subject to potential impairment risk. All of our non-financial assets are considered one asset group which represents the lowest level to independently generate identifiable cash flows. We performed an impairment test of non-financial assets using the key assumptions including revenue growth rate, gross margin, operating expenses and working capital requirements. Based on our assessment, no additional impairment of non-financial assets was recognized during the years ended December 31, 2019, 2020 and 2021, except for provision for certain intangible assets.

When one of our assumptions relating to these factors decreased/increased by 5% while holding all other assumptions constant, the result of the non-financial assets impairment assessment would not be impacted and the fair value of the asset  group would still be above its carrying value.

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

Our accounts receivable, held-to-maturity investments, prepayments and other current assets, amounts due from related parties and long-term amounts due from related parties are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include nature, size and types of the services we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, expected impact of COVID-19 and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances.

When our assumptions related to the estimates of loss severity and recoveries and macroeconomic factors decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

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

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. As of December 31, 2020 and 2021, we did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

Under the 2008 Plan and the 2014 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Accordingly, we recognized a significant share-based compensation expense of RMB61.7 million, RMB20.5 million and RMB9.1 million (US$1.4 million) in 2019, 2020 and 2021, respectively. The estimates we used to determine the fair value of these options in computing our share-based compensation expense are determined on the respective grant dates, and will not change when the underlying shares begin trading because our options are equity classified awards.

The following table sets forth the options granted under the 2008 Plan and the 2014 Plan in 2019 and no options were granted in 2020 and 2021:

Fair Value of
				Fair Value		the Underlying
	Number			of Option		Ordinary		Intrinsic Value
	of			as of the		Shares as of the		as of the Grant
	Options	Exercise Price		Grant Date		Grant Date		Date
	Granted	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	US$	RMB(2)	Type of Valuation
Jan 30, 2019(1)	169,461	0.0033	0.0230	1.50	10.44	1.50	10.44	1.50	10.42	Contemporaneous
Jan 30, 2019(1)	4,175,853	0.0033	0.0230	1.50	10.44	1.50	10.44	1.50	10.42	Contemporaneous
(1)	Options granted to officers and non-officer employees result in different fair value on the same grant date.
(2)	The translations from U.S. dollars to Renminbi were made at a rate of RMB6.5063 to US$1.00, the exchange rate in effect as of December 29, 2017 for the options granted before December 31, 2017, and at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018 for the options granted after January 1, 2018, and at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 for the options granted after January 1, 2019 (including January 1, 2019) solely for the convenience of the readers.

We estimated the fair value of awards on their respective grant dates by considering below:

●	Expected volatility. We determine if there is sufficient history for us to calculate volatility using trading prices of our own ADSs. Additionally, we may update the list of comparable companies from time to time.
●	Risk-free interest rate (per annum). We update this estimate each time a new stock award is granted.
●	Exercise multiple. The exercise multiple is estimated based on a consideration of empirical studies on the actual exercise behavior of employees of comparable companies as we currently do not have a sufficiently long history of employee exercise patterns. Based on our employees’ exercise behavior and pattern, we continue to update this estimate when stock awards are granted.
●	Expected dividend yield. This estimate remained unchanged since our initial public offering and is unlikely to change in the foreseeable future, as we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
●	Expected term (in years). This estimate did not change upon completion of our initial public offering.
●	Expected forfeiture rate (post-vesting). We update this estimate each time a new stock award is granted based on the turnover rate of our employees.
●	Fair value of our ordinary shares. The fair value of our ordinary shares on the grant date is determined based on the trading price of our ADSs on such date, as opposed to applying the income approach valuation method.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dunde Yu	41	Founder, Chairman and Chief Executive Officer
Kun Li	34	Director
Jie Zhu	41	Director
Haifeng Yan	40	Independent Director
Frank Lin	57	Independent Director
Shiwei Zhou	46	Independent Director
Onward Choi	51	Independent Director
Jack Xu	54	Independent Director
Jiangtao Liu	44	Independent Director
Haijin Cheng	51	Independent Director
Anqiang Chen	46	Financial Controller
Wei Zhang	56	Executive Vice President

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

Mr. Jie Zhu has served as our director since February 2016. Currently, Mr. Zhu serves as Vice President of Wangfujing Group CO., Ltd. After joining HNA Tourism Group in 2011, Mr. Zhu headed the investment and securities business divisions of HNA Tourism Group and its subsidiary Beijing Tourism Investment Fund. Mr. Zhu Joined Wangfujing Group CO., Ltd in 2021. Mr. Zhu holds an MBA from Glendon-York University.

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

Mr. Frank Lin has served as our independent director since December 2009. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of Sina Corporation, a Nasdaq-listed company. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including Vipshop Holdings Limited, China Online Education Group (51 Talk.com), which are NYSE listed companies, Kuaishou Technology, a Hong Kong Exchange listed company. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

Mr. Shiwei Zhou has served as Tuniu’s independent director since February 2021. Mr. Zhou currently serves as Vice President of Corporate Strategy & Investment at Trip.com Group (NASDAQ: TCOM), leading the Company’s strategic M&A activity and investments. Mr. Zhou joined Trip.com Group in November 2015 as the head of its investor relations department. Before joining Trip.com Group, Mr. Zhou worked in equity research on the both the buy side and the sell side in the US, covering the technology, real estate, and hospitality sectors. Prior to that, he worked in a private investment fund, investing in US real estate assets. Mr. Zhou is a

Certified Financial Analyst (CFA) and received an MBA degree from the University of Southern California, a Master of Science degree from Columbia University, and a Bachelor of Engineering degree from Tongji University.

Mr. Onward Choi has served as our independent director since May 2014. Mr. Choi was the acting chief financial officer of NetEase Inc., a Nasdaq-listed company, from July 2007 to June 2017. Mr. Choi currently serves as the independent director and the chairman of the audit committee of Smart Share Global Limited and Ucloudlink Group Inc., both are Nasdaq-listed companies. Mr. Choi also serves as an independent non-executive director and the chairman of the audit committee of Beijing Jingkelong Company Limited (HKEX: 0814) and Tongdao Liepin Group (HKEX: 6100), both of which are listed on the Hong Kong Stock Exchange. Mr. Choi is a fellow member of the Association of Chartered Certified Accountants, CPA Australia, and the Hong Kong Institute of Certified Public Accountants. Mr. Choi received a bachelor’s degree in accountancy with honors from the Hong Kong Polytechnic University.

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

Mr.Jiangtao Liu has served as Tuniu’s independent director since February 2021. Mr. Jiangtao Liu joined Caissa Group in 2019 and currently serves as Chief Executive Officer of Caissa Group. Prior to joining Caissa Group, Mr. Liu served as Vice Chairman of Secoo Group, Executive Director and Senior Vice President of Elion Resources Group and Vice Chairman of HNA Tourism Group Co. Mr. Liu received a bachelor’s degree in engineering from Nanjing University of Aeronautics and Astronautics and is currently pursuing an EMBA degree in the PBC School of Finance at Tsinghua University.

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

Mr. Wei Zhang has served as our executive vice president since May 2017. Mr. Zhang joined us in May 2015 as a senior vice president. Prior to joining us, Mr. Zhang worked in Jiangsu Hiteker High-tech Co., Ltd. from 2000 to 2015 in various roles such as vice president and executive president. Mr. Zhang received a master’s degree of business administration from a joint program between Renmin University of China and University of Wales in 2013.

B.Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB2.0 million (US$0.3 million) in cash to our executive officers and RMB1.0 million (US$0.2 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan, or the 2008 Plan, in 2008. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of February 28, 2022, options to purchase 3,421,602 Class A ordinary shares were outstanding under the 2008 Plan. The 2008 Plan terminated automatically in 2018.

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

Termination of the 2008 Plan. The 2008 Plan terminated automatically in 2018.

2014 Share Incentive Plan

We adopted the 2014 Share Incentive Plan, or the 2014 Plan, in 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase, the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis (the "Evergreen Provision"). Pursuant to the Evergreen Provision, the maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 36,464,263 Class A ordinary shares in December 2014, August 2015 and December 2016, respectively, reaching to a total of 41,964,263

Class A ordinary shares. As of February 28, 2022, options to purchase 8,952,282 Class A ordinary shares and 13,170 restricted shares were outstanding under the 2014 Plan.

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

The following table summarizes, as of February 28, 2022, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
	Ordinary
	Shares
	Underlying
	Options
	Awarded/
	Restricted	(US$/	(RMB/		Vesting
Name	Shares	Share)	Share)(3)	Date of Grant	Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.637	November 5, 2009	4 years(1)	November 4, 2029
	1,100,000	0.226	1.44	March 11, 2011	4 years(1)	March 10, 2031
	1,269,995	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2029
	900,000	3.000	19.118	June 13, 2014	4 years(1)	June 12, 2024
	760,000	3.090	19.691	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	19.691	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	17.098	December 2, 2016	4 years(1)	December 1, 2026
	17,256	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
	3	1.670	10.642	May 8, 2018	4 years(1)	May 7, 2028
	12,564	0.0033	0.021	January 30, 2019	1 years(2)	January 29, 2029
Wei Zhang	*	3.090	19.691	August 20, 2015	4 years(1)	August 19, 2025
	*	0.0001	0.001	August 20, 2015	4 years(1)	August 19, 2025
	*	2.683	17.098	December 2, 2016	4 years(1)	December 1, 2026
	*	1.670	10.642	May 8, 2018	4 years(1)	May 7, 2028
	*	0.0033	0.021	January 30, 2019	1 years(2)	January 29, 2029
Jack Xu	*	N/A		May 9, 2018	4 years(1)	May 8, 2028
Onward Choi	*	N/A		May 9, 2018	4 years(1)	May 8, 2028
Directors and officers as a group	8,801,148	—	—	—	—	—
*	Shares underlying vested options less than 1% of our total outstanding shares.
†	Denotes restricted share award; all other awards in this table are option awards.
(1)	Pursuant to the relevant award agreement, 1/4 of the ordinary shares underlying the option or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option or restricted shares shall vest on a monthly basis in the following three years. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(2)	Pursuant to the relevant award agreement, 1/12 of the ordinary shares underlying the option shall vest on a monthly basis. However, the option may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(3)	The prices in Renminbi were translated using the rate of US$1.00 = RMB6.3726, the exchange rate in effect as of December 31, 2021, solely for the convenience of the readers.

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

Audit Committee. Our audit committee consists of Mr. Onward Choi, Mr. Jack Xu and Mr. Haijin Cheng and is chaired by Mr. Choi. Each of Mr. Choi, Mr. Xu and Mr. Cheng satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that each of Mr. Choi and Mr. Xu qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant or material control deficiencies;
●	reviewing and reassessing annually the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jack Xu, Mr. Onward Choi and Mr. Frank Lin, and is chaired by Mr. Xu. Each of Mr. Xu, Mr. Choi and Mr. Lin satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law—Directors’ Fiduciary Duties.”

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
				Did Not
				Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	0	10	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	5

D.Employees

We had a total of 6,188, 2,113 and 1,916 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2021:

Number of
Function	Employees
Management and administration	242
Customer service center	1,071
Sales and marketing	267
Research and product development	336
Total	1,916

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2022 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on 371,082,366 ordinary shares outstanding as of February 28, 2022, including 17,373,500 Class B ordinary shares outstanding and 353,708,866 Class A ordinary shares outstanding (excluding 18,249,177 Class A ordinary shares, represented by 6,083,059 American depositary shares, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary	Voting
	Shares	Shares	Shares	%†	Power††
Directors and Executive Officers:*
Dunde Yu(1)	11,821,727	10,423,503	22,245,230	5.9	21.7
Kun Li(2)	100,379,869	—	100,379,869	27.1	19.0
Jie Zhu(3)	100,379,869	—	100,379,869	27.1	19.0
Jiangtao Liu(4)	78,061,780	—	78,061,780	21.0	14.8
Haijin Cheng(5)	—	—	—	—	—
Frank Lin(6)	25,829,512	—	25,829,512	7.0	4.9
Shiwei Zhou(7)	12,467,252	—	12,467,252	3.4	2.4
Haifeng Yan(8)	—	—	—	—	—
Onward Choi	**	—	**	**	**
Jack Xu(9)	**	—	**	**	**
Anqiang Chen	**	—	**	**	**
Wei Zhang	**	—	**	**	**
All directors and executive officers as a group	230,003,071	10,423,503	240,426,574	63.3	62.3

Principal Shareholders:
Affiliates of HNA Tourism(10)	100,379,869	—	100,379,869	27.1	19.0
Affiliates of Caissa Group(11)	78,061,780	—	78,061,780	21.0	14.8
DCM V, L.P. and Affiliates(12)	25,829,512	—	25,829,512	7.0	4.9
Dragon Rabbit Capital Limited(13)	3,704,135	10,423,503	14,127,638	3.8	20.5
Fullshare Holdings Limited(14)	4,104,137	6,949,997	11,054,134	3.0	14.0
*

Except for Kun Li, Jie Zhu, Jiangtao Liu, Haijin Cheng, Frank Lin, Shiwei Zhou, Haifeng Yan and Jack Xu, the business address of our directors and executive officers is Tuniu Building, No. 32, Suningdadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**	Shares underlying vested options of less than 1% of our total outstanding shares on an as-converted basis.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of February 28, 2022, which is 371,082,366 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 353,708,866 Class A ordinary shares outstanding (excluding the 18,249,177 Class A ordinary shares, represented by 6,083,059 ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after February 28, 2022.

††

For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 28, 2022, with respect to the total voting power based on all the outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Represents (i) 8,091,621 Class A ordinary shares underlying the options that have become fully vested as of February 28, 2022 or will become fully vested within 60 days after February 28, 2022, (ii) 25,971 Class A ordinary shares represented by 8,657 American Depository Shares held by Mr.Yu, and (iii) 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares owned by Dragon Rabbit Capital Limited are currently pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure the obligations of Dragon Rabbit Capital Limited under the loan agreement.
(2)	Represents (i) 90,909,091 Class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,470,778 Class A ordinary shares represented by 3,156,926 American Depository Shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Li is 10/F Hainan Airlines Plaza, Xiao Yun Road, Chaoyang District, Beijing, PRC.
(3)	Represents (i) 90,909,091 Class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,470,778 Class A ordinary shares represented by 3,156,926 American Depository Shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Zhu is No. 253 Wangfujing Street, Dongcheng District, Beijing, PRC.
(4)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited and (ii) 12,436,780 Class A ordinary shares held by Hopeful Tourism Limited. The business address of Mr. Liu is Floor 4th, Hopson One office building, No.22 West Dawang Road. Chaoyang District, Beijing, PRC.
(5)	The business address of Mr. Cheng is No.4-2-502 Dong Hua Shi Nan Li Yi Qu, Dongcheng District, Beijing, PRC.
(6)	Represents (i) 14,653,569 Class A ordinary shares and 1,766,328 Class A ordinary shares represented by 588,776 American Depository Shares held by DCM V, L.P., (ii) 357,564 Class A ordinary shares and 43,104 Class A ordinary shares represented by 14,368 American Depository Shares held by DCM Affiliates Fund V, L.P., (iii) 6,022,522 Class A ordinary shares and 539,187 Class A ordinary shares represented by 179,729 American Depository Shares held by DCM Hybrid RMB Fund, L.P., (iv) 1,696,088 Class A ordinary shares and 615,195 Class A ordinary shares represented by 205,065 American Depository Shares held by DCM Ventures China Turbo Fund, L.P., and (v) 99,769 Class A ordinary shares and 36,186 Class A ordinary shares represented by 12,062 American Depository Shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.
(7)	Represents 12,467,252 Class A ordinary shares held by Ctrip Investment Holding Ltd. The business address of Mr. Zhou is 10F, Building 16, 968 Jinzhong Road, Shanghai, PRC.
(8)	The business address of Mr. Yan is Floor 2-5,Building C6, Zidong International Creative Park, Nanjing, Jiangsu, PRC.
(9)	The business address of Mr. Xu is 12011 Magnolia Court, Saratoga, CA 95070, USA.
(10)	Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9, 470,778 class A ordinary shares represented by 3,156,926 American Depository Shares held by Hong Kong Praise Tourism Investment Limited (HK Praise Tourism). BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC. HK Praise Tourism is a company organized under the laws of Hong Kong, and is a nominee of Beijing Capital Airlines Co. Limited, a controlled subsidiary of HNA Tourism. The business address of HK Praise Tourism is Unit 417, 4/F, Lippo

Centre Tower Two No. 89 Queensway, Admiralty, Hong Kong. We refer to BHR Winwood Investment Management Limited and HK Praise Tourism as “Affiliates of HNA Tourism.”
(11)	Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited, and (ii) 12,436,780 Class A ordinary shares held by Hopeful Tourism Limited. The business address of Fabulous Jade Global Limited is c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands . Fabulous Jade is a wholly-owned subsidiary of Hopeful Tourism Limited. The business address of Hopeful Tourism Limited is Flat/Rm A, 12/F Kiu Fu Commercial Building, 300 Lockhart Road, Wan Chai, Hong Kong. Hopeful Tourism Limited is a wholly-owned subsidiary of Caissa Sega Tourism Culture Investment Limited, which in turn is a wholly-owned subsidiary of Caissa Sega Tourism Culture Development Group Co., Ltd. We refer to Fabulous Jade Global Limited and Hopeful Tourism Limited as “Affiliates of Caissa Group”.
(12)	Represents (i) 14,653,569 Class A ordinary shares and 1,766,328 Class A ordinary shares represented by 588,776 American Depository Shares held by DCM V, L.P., (ii) 357,564 Class A ordinary shares and 43,104 Class A ordinary shares represented by 14,368 American Depository Shares held by DCM Affiliates Fund V, L.P., (iii) 6,022,522 Class A ordinary shares and 539,187 Class A ordinary shares represented by 179,729 American Depository Shares held by DCM Hybrid RMB Fund, L.P., (iv) 1,696,088 Class A ordinary shares and 615,195 Class A ordinary shares represented by 205,065 American Depository Shares held by DCM Ventures China Turbo Fund, L.P., and (v) 99,769 Class A ordinary shares and 36,186 Class A ordinary shares represented by 12,062 American Depository Shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P., whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by F. Hurst Lin and Matthew C. Bonner, the directors of DCM International V, Ltd. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner is DCM Hybrid RMB Fund International Ltd. DCM Hybrid RMB Fund International Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by F. Hurst Lin and Matthew C. Bonner, the directors of DCM Hybrid RMB Fund International Ltd. The general partner of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is DCM Turbo Fund Investment Management, L.P., whose general partner is DCM Turbo Fund International, Ltd. DCM Turbo Fund International, Ltd., through DCM Turbo Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by F. Hurst Lin and Matthew C. Bonner, the directors of DCM Turbo Fund International, Ltd. The business address of DCM V, L.P., DCM Affiliates Fund V, L.P., DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(13)	Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited is a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The business address of Dragon Rabbit Capital Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares owned by Dragon Rabbit Capital Limited are currently pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure the obligations of Dragon Rabbit Capital Limited under the loan agreement.
(14)	Represents (i) 4,104,137 Class A ordinary shares and (ii) 6,949,997 Class B ordinary shares held by Verne Capital Limited. Verne Capital Limited is a wholly owned subsidiary of Five Seasons XV Limited. Five Seasons XV Limited is a wholly owned subsidiary of Fullshare Value Fund II L.P. Fullshare Investment Management III Limited is the general partner of Fullshare Value Fund II L.P., and is wholly owned by Five Seasons XII Limited, which is a wholly owned subsidiary of Five Seasons XVIII (A) Limited. Five Seasons XVIII (A) Limited is a wholly owned subsidiary of Five Seasons XVIII Limited, which is a wholly owned subsidiary of Fullshare Holdings Limited. Accordingly, Fullshare Holdings Limited and its affiliates may be deemed to beneficially own the securities directly held by Verne Capital Limited. The business address of Fullshare Holdings Limited is Unit 2805, Level 28 Admiralty Centre Tower One 18 Harcourt Road, Admiralty Hong Kong.

To our knowledge, as of February 28, 2022, 144,302,394 of our outstanding ordinary shares are held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 38.9% of our total outstanding shares. This includes 125,034,591 ordinary shares (excluding 18,249,177 Class A ordinary shares, represented by 6,083,059 American depositary shares, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6.E Directors, Senior Management and Employees—Share Ownership.”

B.Related Party Transactions

Contractual Arrangements

For a description of the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, see “Item 4. Information on the Company—C. Organizational Structure.” See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Private Placements, Repurchase and Redesignation

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Relationship with Trip.com

Trip.com purchased 5,000,000 Class A ordinary shares in a private placement concurrent with our initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20,000,000 through a private placement transaction in May 2015. We conduct transactions in the ordinary course of business with Trip.com on the terms of arm-length transactions. We sell our packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. We purchased travelling products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through our online platform, amounting to RMB65.7 million, RMB16.9 million and RMB145.5 (US$22.8)for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, amounts due from Trip.com amounted to RMB14.0 million and RMB13.0 million (US$2.0 million), respectively, and amounts due to Trip.com amounted to RMB18.2 million and RMB3.9 million (US$0.6 million), respectively.

Relationship with Caissa Group

On November 20, 2020, pursuant to a share purchase agreement and certain amendments, Caissa completed the purchase of all Class A ordinary shares held by JD.com, Inc.

We sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant. As of December 31, 2020 and 2021, amounts due from Caissa amounted to RMB 8.3 million and RMB1.9 million (US$0.3 million), respectively, and amounts due to Caissa amounted to RMB1.9 million and RMB0.8 million (US$0.1 million).

Relationship with HNA Tourism Group

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism until June 30, 2018. The transaction contemplated by the share subscription agreement was completed on in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of us and HNA Tourism. We have purchased RMB443.1 million, RMB164.4 million and RMB112.8 million (US$17.7 million) air tickets from HNA Tourism for the years ended December 31, 2019, 2020 and 2021, respectively. We sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant.

In December 2017, we provided financing to an affiliate of HNA Tourism (the "HNA Affiliate") amounting to RMB40.0 million (US$6.3 million) by purchasing private placement notes issued by the HNA Affiliate (the “Notes Financing”), with the interest rate of 8.5%, which was repayable in one year and was further requested by this debtor to extend to December 2020. The Notes Financing was guaranteed by HNA Group Co., Limited (“HNA Group”), HNA Tourism’s ultimate holding company, and was further pledged by certain equity investment held by HNA Affiliate. In May 2018, we provided financing in the form of accounts receivable factoring arrangement (the “Loan Financings”) to another affiliate of HNA Tourism amounting to RMB500.0 million (US$78.5 million) with the average interest rate of 14% per annum and service fee rate of 6%, which were repayable in one year and was further requested by this creditor to extend to May 2021. The Loan Financings were guaranteed by another affiliate of HNA Tourism, a subsidiary of HNA Group.

As of December 31, 2019, we reviewed the recoverability of above Notes Financing and Loan Financings and recorded an allowance provision of RMB1.9 million and RMB21.3 million against the carrying value, respectively, to reflect the credit risk associated with the respective outstanding balances. In addition, the remaining balance of the Notes Financing and the Loan Financings of RMB44.8 million (US$7.0 million) and RMB512.8 million (US$80.5 million) were presented in non-current assets, based on management’s estimates of time for collection.

By the ended of 2020, we did not receive the repayment of RMB40.0 million (US$6.3 million) from the affiliate of HNA Tourism according to the extended schedule and no settlement plans were reached for the outstanding balance. In addition, HNA Group, HNA Tourism’s ultimate holding company, received a formal bankruptcy and restructuring notice from the Hainan Province High People’s Court (the “Court”) following creditors’ action against HNA Group due to its failure to pay overdue debts. Based on the assessment of all then available information of HNA Group’s restructuring plan, we believed it was unlikely to collect the outstanding receivables as of December 31, 2020. Accordingly, we provided full allowance for current expected credit losses (“CECL”) on the remaining balance at the amount of RMB44.8 million (US$7.0 million) and RMB512.8 million (US$80.5 million) for the Notes Financing and the Loan Financings, respectively. Moreover, we provided a full allowance of RMB30.8 million (US$4.8 million) for the current amounts due from HNA Tourism affiliates. As of December 31, 2020, the carrying value of the Notes Financing, Loan Financing and amounts due from other HNA Tourism affiliates (collectively referred to as “HNA debts”) was RMB nil.

In October 2021, debt restructuring plans of HNA Group and its affiliates were approved by the creditors and the Court, pursuant to which HNA Group and its affiliates would settle their debts owed to the creditors by various means, including cash, shares of Hainan Airlines Holding Co., Ltd., (“HNA Airlines”), a company listed in Chinese A share market, and units in a trust comprising assets/liabilities of HNA Group and certain of its affiliates, etc. In December 2021, we received cash of RMB0.3 million (US$0.05 million) and 531,591 shares of HNA Airlines with value of RMB1 million (US$0.16 million) as part of the settlement of the HNA debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB1.3 million (US$0.2 million) was credited to the consolidated statements of comprehensive loss in 2021.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. We are not currently a party to any material legal or administrative proceedings.

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Dividend Distribution” and “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares transferred are free of any lien in favor of the Company; and
●	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our current memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Register of Members. Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange, Regulations on Dividend Distribution, Regulations on Offshore Financing, Regulations on Employee Stock Option Plans.”

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, STA Circular 82 issued in April 2009 and amended in 2013 and 2017, specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to STA Circular 82, the STA issued STA Bulletin 45, which took effect in September 2011 and was amended in 2015 and 2016, respectively, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Tuniu Corporation is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Tuniu Corporation may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and would have a material adverse effect on our results of operations and the value of your investment.”

The STA released its Bulletin on Several Issues Concerning Enterprise Income Taxation on Income Arising from the Indirect Transfer of Property by Non-resident Enterprises (“Bulletin 7”) which became effective on February 3, 2015. Bulletin 7 sets forth detailed rules for the tax treatment of Indirect Transfers of equity interests in PRC resident enterprises and other assets situated in China. Applying a “substance over form” principle, when a non-resident enterprise structures an Indirect Transfer of an equity interest in a PRC resident enterprise or other assets situated in China to avoid taxation under the EIT through arrangements lacking reasonable commercial purposes, the Indirect Transfer will be re-characterized as a direct transfer. As a result, any gains derived from the Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Bulletin 7 provides de facto safe harbor treatment for situations in which a non-resident enterprise buys and then sells shares, in the public securities markets, of a foreign listed company that holds an equity interest in a PRC resident enterprise, and thereby realizes a capital gain. However, in order for the safe harbor treatment to apply, both the purchase and sale must be conducted on the public securities markets so as to preclude market manipulation, and the equity interests purchased and sold must be those in the same enterprise. When shares sold in the public securities markets were obtained before such shares were listed on a public securities market or were not purchased through a public securities market, or when shares were purchased on a public market but are to be sold through non-public markets, the safe harbor treatment would not be applicable. In 2017, the STA released its Bulletin on Matters concerning Withholding of Income Tax of Non-resident Enterprises at Source (“Bulletin 37”) which became effective on December 1, 2017. Bulletin 37 updated the calculation method for the taxable income for the share transfer as well as stipulated the withholding obligation of the withholding agent. There is uncertainty as to the interpretation and application of Bulletin 7 and Bulletin 37. We and our non-PRC resident shareholders may be at risk of being taxed under Bulletin 7 and Bulletin 37 and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that we should not be taxed under Bulletin 7 and Bulletin 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

Although the law in this regard is unclear, we treat the consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year ending December 31, 2022 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Market and is considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Furthermore, as mentioned above, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year ending December 31, 2022. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a pre-PFIC year) will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year; and
●	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury Regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,011.5 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$158.7 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 as of December 31, 2021, our U.S. dollar cash balance would have been US$156,922. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$142,656 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB6.3726 for US$1.00 as of December 31, 2021, our Renminbi cash balance would have been RMB6.4 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB7.0 million instead.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5% respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR for transfers of certificated or direct registration ADRs;
●	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	the fees, expenses and other charges charged by JPMorgan Chase Bank, N.A. and/or its agent (which maybe a division, branch or affiliate) in connection with the conversion of foreign currency into U.S. dollars; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2021, we received a reimbursement of approximately US$0.63 million from the depositary net of US$0.19 million United States withholding tax.

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

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2021, the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on pages F-2 and F-3 of this annual report on Form 20-F.

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

	2020		2021
Audit fees(1)	US$	1,535,879	1,170,680
Audit-related fees(2)	US$	—	—
All other fees(3)	US$	—	—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting, as well as the quarterly reviews of condensed consolidated financial information.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with certain financial due diligence projects.
(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 30, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were presented as “treasury stock” in shareholder’s equity on our consolidated balance sheets. Treasury stock is accounted for under the cost method. No repurchase was made in 2021.

On December 27, 2021, we announced a senior management share purchase plan, under which, certain senior management members of us, among others, Mr. Donald Dunde Yu, Mr. Wei Zhang and Mr. Anqiang Chen, were authorized to purchase up to US$2.0 million of our ADSs over the following six months through June 27, 2022. Approximately US$68,251.7 of ADSs under the senior management share purchase plan were repurchased as of December 31, 2021. All shares were purchased in the open market pursuant to the senior management share purchase plan.

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

We currently do not plan to rely on the home country exemption for any other corporate governance matters. However, if we choose to follow home country practice in other matters in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information —D. Risk Factors — Risks Related to Our ADSs and Class A Ordinary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H.Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of Tuniu Corporation, its subsidiaries and the consolidated affiliated entities are included at the end of this annual report.

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

2.4

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).

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

4.5

English Translation of Cooperation Agreement dated February 19, 2021 between Beijing Tuniu and Nanjing Tuniu (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).

4.6

English Translation of Shareholders’ Voting Rights Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).

4.7

English Translation of Powers of Attorney dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).

4.8

English Translation of Equity Interest Pledge Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and Anqiang Chen (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).

4.9

English Translation of Equity Interest Pledge Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and Dunde Yu (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).

4.10

English Translation of Purchase Option Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).

4.11

Business Cooperation Agreement dated May 8, 2015 between Tuniu Corporation and JD.com, Inc. (incorporated herein by reference to Exhibit 99.6 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4.12

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

8.1*	List of Principal Subsidiaries, Consolidated Affiliated Entity and its Principal Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Travers Thorp Alberga.

15.3*	Consent of Fangda Partners.

101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation

By:	/s/ Dunde Yu
Name:	Dunde Yu
Title:	Chairman and Chief Executive Officer

Date: April 29, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1424)	F-2
Consolidated Balance Sheets as of December 31, 2020 and 2021	F-5
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2019, 2020 and 2021	F-6
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2019, 2020 and 2021	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2020 and 2021	F-8
Notes to the Consolidated Financial Statements	F-9
Financial Statement Schedule I - Condensed Financial Information of the Parent Company as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021	F-54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

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

Going concern assessment

As described in Note 2(a) to the consolidated financial statements, the Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company has a history of net losses, net cash used in operating activities, and accumulated deficits. In particular, the outbreak and spread of the COVID-19 pandemic has had material adverse impacts on the Company’s operating results and cash flows for the years ended December 31, 2020 and 2021 with potential continuing impacts on subsequent periods. Such adverse conditions and events, before consideration of management’s plan, raised substantial doubt about the Company’s ability to continue as a going concern. Management has developed its plan to mitigate these adverse conditions and events, including a business plan with forecasted cash flows covering the next twelve months from the date of issuance of the Company’s consolidated financial statements. Based on the management’s assessment, management concluded that the business plan, when implemented effectively, will alleviate the substantial doubt on the Company’s ability to continue as a going concern. Such conclusion required management to make assumptions and judgements relating to future revenues, capital expenditures, operational expenses and investments when developing the business plan with forecasted cash flows.

The principal considerations for our determination that performing procedures relating to going concern assessment is a critical audit matter are the significant judgment by management when developing its business plan with forecasted cash flows included in the going concern assessment and when evaluating the mitigation effect of the business plan. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s business plan with forecasted cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s going concern assessment, including the Company’s controls over the preparation of the business plan with forecasted cash flows. These procedures also included, among others, (i) testing management’s process for developing the business plan with forecasted cash flows included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in developing the business plan with forecasted cash flows; and (iii) evaluating the reasonableness of the assumptions and judgements made by management in evaluating whether the business plan will be effectively implemented and in forecasting future revenues, capital expenditures, operational expenses, investments and hence future cash flows arising from the implementation of the business plan by considering the Company’s historical performance, relevant industry forecasts and market developments.

Goodwill impairment assessment

As described in Note 2(q) and Note 11 to the consolidated financial statements, the Company had goodwill of RMB 232.0 million as of December 31, 2021. Management performs its goodwill impairment assessment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Where the qualitative assessment indicated that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, a quantitative goodwill impairment test is performed. Goodwill impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Fair value of the reporting unit is estimated by management based on the income approach, using a discounted cash flow model. The use of discounted cash flow model requires management to make judgments and assumptions relating to revenue growth, gross margin, operating expenses, working capital requirements, and discount rate.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are the significant judgment by management when developing the fair value measurement of the reporting unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing our procedures and in evaluating management’s cash flow projections and significant assumptions, including revenue growth, gross margin, operating expenses, working capital requirements and discount rate. The audit effort also included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s goodwill impairment assessment process, including internal controls over the valuation of the Company’s reporting unit. These procedures also included, among others, (i) testing management’s identification of the reporting unit and the process to estimate the reporting unit’s fair value, (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iv) evaluating management’s cash flow projections and significant assumptions including revenue growth, gross margin, operation expenses, working capital requirements and discount rate by considering the historical performance of the reporting unit, relevant industry forecasts and market developments. Professionals with specialized skill and knowledge were also used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

Non-financial assets impairment assessment

As described in Note 2(r), Note 8, Note 9, Note 10 and Note 14 to the consolidated financial statements, the Company had property and equipment of RMB 98.2 million, finite-lived intangible assets of RMB 55.4 million, land use right of RMB 94.7 million and operating lease right-of-use assets of RMB 48.1 million as of December 31, 2021. Management performs its non-financial assets impairment assessment whenever events or changes in circumstances indicate that the carrying value of the asset group may not be recoverable. Recoverability of asset group to be held and used is measured by comparing the carrying amount of the asset group to future undiscounted cash flows expected to result from the use of the asset group and their eventual disposition. Management’s impairment test involved significant judgement and assumptions, including revenue growth, gross margin, operation expenses and working capital requirements of the asset group. If the asset group is determined to be not recoverable, an impairment loss is recognized at the amount equal to the difference between the carrying amount and fair value of the asset group.

The principal considerations for our determination that performing procedures relating to non-financial assets impairment assessment is a critical audit matter are the significant judgment by management when determining the estimated future undiscounted cash flows expected to be generated by the asset group. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant assumptions, including revenue growth, gross margin, operation expenses and working capital requirements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s non-financial assets impairment assessment process, including the Company’s internal controls over the development of assumptions used to estimate the future undiscounted cash flows expected to be generated by the asset group. These procedures also included, among others, (i) testing the identification of the asset group, (ii) testing management’s process for developing the future undiscounted cash flows estimates; (iii) testing the completeness, accuracy, and relevance of underlying data used in the estimate of future undiscounted cash flows; and (iv) evaluating the reasonableness of management’s significant assumptions used, including revenue growth, gross margin, operation expenses and working capital requirements by considering the historical performance of the asset group, relevant industry forecasts and market developments.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 29, 2022

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	213,538	349,077	54,778
Restricted cash	50,566	46,521	7,300
Short-term investments	1,353,670	615,901	96,648
Accounts receivable, net	264,134	111,941	17,566
Amounts due from related parties	23,913	14,969	2,349
Prepayments and other current assets	378,704	337,033	52,888
Total current assets	2,284,525	1,475,442	231,529

Non-current assets
Long-term investments	266,866	201,947	31,690
Property and equipment, net	111,697	98,159	15,403
Intangible assets, net	71,362	55,376	8,690
Land use right, net	96,713	94,652	14,853
Operating lease right-of-use assets, net	42,293	48,115	7,550
Goodwill	232,007	232,007	36,407
Other non-current assets	91,180	92,111	14,454
Total non-current assets	912,118	822,367	129,047
Total assets	3,196,643	2,297,809	360,576

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB1,733,252 and RMB1,000,067, as of December 31, 2020 and 2021, respectively)

Short-term borrowings	60,679	9,981	1,566
Accounts and notes payable	705,838	383,626	60,199
Amounts due to related parties	21,034	4,679	734
Salary and welfare payable	47,487	33,761	5,298
Taxes payable	6,004	8,004	1,256
Advances from customers	208,762	139,777	21,934
Operating lease liabilities, current	18,264	16,556	2,598
Accrued expenses and other current liabilities	676,501	382,629	60,043
Total current liabilities	1,744,569	979,013	153,628

Non-current liabilities
Operating lease liabilities, non-current	34,367	38,832	6,094
Deferred tax liabilities	14,861	12,479	1,958
Long-term borrowings	22,577	14,344	2,251
Other non-current liabilities	3,054	—	—
Total non-current liabilities	74,859	65,655	10,303
Total liabilities	1,819,428	1,044,668	163,931

Commitments and contingencies (Note 22)

Redeemable noncontrolling interests	27,200	27,200	4,268

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2020 and 2021; 389,331,544 shares (including 371,958,044 Class A and 17,373,500 Class B shares) and 389,331,543 shares (including 371,958,043 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2020 and 2021, respectively)	249	249	39
Less: Treasury stock (18,842,688 shares and 18,266,523 shares as of December 31, 2020 and 2021, respectively)	(302,916)	(293,795)	(46,103)
Additional paid-in capital	9,125,689	9,125,748	1,432,029
Accumulated other comprehensive income	275,012	271,821	42,655
Accumulated deficit	(7,713,355)	(7,834,879)	(1,229,464)
Total Tuniu Corporation shareholders’ equity	1,384,679	1,269,144	199,156
Noncontrolling interests	(34,664)	(43,203)	(6,779)
Total equity	1,350,015	1,225,941	192,377
Total liabilities, redeemable noncontrolling interests and equity	3,196,643	2,297,809	360,576

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2018, 2019 and 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$(Note 2(d))
Revenues
Packaged tours	1,886,822	302,359	305,333	47,913
Others	394,165	147,900	121,015	18,990
Net revenues	2,280,987	450,259	426,348	66,903
Cost of revenues	(1,200,012)	(237,065)	(254,815)	(39,986)
Gross profit	1,080,975	213,194	171,533	26,917

Operating expenses
Research and product development	(303,561)	(100,514)	(54,622)	(8,571)
Sales and marketing	(923,273)	(371,984)	(150,493)	(23,616)
General and administrative	(749,404)	(1,109,340)	(174,021)	(27,308)
Other operating income	24,419	27,849	26,064	4,090
Total operating expenses	(1,951,819)	(1,553,989)	(353,072)	(55,405)
Loss from operations	(870,844)	(1,340,795)	(181,539)	(28,488)
Other income/(expenses)
Interest and investment income, net	156,862	3,526	50,041	7,853
Interest expense	(34,052)	(32,266)	(7,491)	(1,176)
Foreign exchange (losses)/gains, net	(1,131)	18,720	7,030	1,103
Other income/(loss), net	18,509	(253)	2,895	454
Loss before income tax expense	(730,656)	(1,351,068)	(129,064)	(20,254)
Income tax (expense)/benefit	(949)	6,641	(130)	(20)
Equity in income of affiliates	2,223	797	726	114
Net loss	(729,382)	(1,343,630)	(128,468)	(20,160)
Net loss attributable to noncontrolling interests	(35,797)	(35,674)	(6,944)	(1,090)
Net income attributable to redeemable noncontrolling interests	980	—	—	—
Net loss attributable to Tuniu Corporation	(694,565)	(1,307,956)	(121,524)	(19,070)
Accretion on redeemable noncontrolling interests	(4,634)	—	—	—
Net loss attributable to ordinary shareholders	(699,199)	(1,307,956)	(121,524)	(19,070)

Net loss	(729,382)	(1,343,630)	(128,468)	(20,160)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	9,705	(18,772)	(3,191)	(501)
Comprehensive loss	(719,677)	(1,362,402)	(131,659)	(20,661)
Comprehensive loss attributable to noncontrolling interests	(35,797)	(35,674)	(6,944)	(1,090)
Comprehensive income attributable to redeemable noncontrolling interests	980	—	—	—
Comprehensive loss attributable to Tuniu Corporation	(684,860)	(1,326,728)	(124,715)	(19,571)

Loss per share
Basic and diluted	(1.89)	(3.53)	(0.33)	(0.05)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,472,880	370,240,040	370,874,312	370,874,312

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

As of December 31, 2021, the aggregate

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2019, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	389,331,544	249	(19,323,900)	(304,535)	9,061,979	284,079	(5,691,409)	3,350,363	(5,830)	3,344,533
Repurchase of ordinary shares	—	—	(947,529)	(11,147)	—	—	—	(11,147)	—	(11,147)
Issuance of ordinary shares pursuant to share incentive plan	—	—	964,128	4,740	(4,600)	—	—	140	—	140
Share-based compensation expenses	—	—	—	—	61,736	—	—	61,736	—	61,736
Capital contribution to subsidiaries with noncontrolling interests	—	—	—	—	—	—	—	—	1,500	1,500
Acquisition of additional shares in subsidiaries	—	—	—	—	(1,134)	—	—	(1,134)	(2,281)	(3,415)
Disposal of shares in subsidiaries	—	—	—	—	165	—	—	165	(380)	(215)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	43,798	43,798
Foreign currency translation adjustments	—	—	—	—	—	9,705	—	9,705	—	9,705
Accretion on redeemable noncontrolling interest	—	—	—	—	(4,634)	—	—	(4,634)	—	(4,634)
Net loss	—	—	—	—	—	—	(694,565)	(694,565)	(35,797)	(730,362)
Balance as of December 31, 2019	389,331,544	249	(19,307,301)	(310,942)	9,113,512	293,784	(6,385,974)	2,710,629	1,010	2,711,639

Balance as of January 1, 2020	389,331,544	249	(19,307,301)	(310,942)	9,113,512	293,784	(6,385,974)	2,710,629	1,010	2,711,639
Cumulative effect of adoption of new accounting standard (Note 2(i))	—	—	—	—	—	—	(19,425)	(19,425)	—	(19,425)
Repurchase of ordinary shares	—	—	(160,554)	(308)	—	—	—	(308)	—	(308)
Issuance of ordinary shares pursuant to share incentive plan	—	—	625,167	8,334	(8,287)	—	—	47	—	47
Share-based compensation expenses	—	—	—	—	20,464	—	—	20,464	—	20,464
Foreign currency translation adjustments	—	—	—	—	—	(18,772)	—	(18,772)	—	(18,772)
Net loss	—	—	—	—	—	—	(1,307,956)	(1,307,956)	(35,674)	(1,343,630)
Balance as of December 31, 2020	389,331,544	249	(18,842,688)	(302,916)	9,125,689	275,012	(7,713,355)	1,384,679	(34,664)	1,350,015

Balance as of January 1, 2021	389,331,544	249	(18,842,688)	(302,916)	9,125,689	275,012	(7,713,355)	1,384,679	(34,664)	1,350,015
Acquisition of additional shares in subsidiaries	—	—	—	—	(308)	—	—	(308)	(1,595)	(1,903)
Issuance of ordinary shares pursuant to share incentive plan	—	—	576,165	9,121	(8,765)	—	—	356	—	356
Share-based compensation expenses	—	—	—	—	9,132	—	—	9,132	—	9,132
Foreign currency translation adjustments	—	—	—	—	—	(3,191)	—	(3,191)	—	(3,191)
Cancellation of shares	(1)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(121,524)	(121,524)	(6,944)	(128,468)
Balance as of December 31, 2021	389,331,543	249	(18,266,523)	(293,795)	9,125,748	271,821	(7,834,879)	1,269,144	(43,203)	1,225,941
Balance as of December 31, 2021(US$ (Note 2(d)))	389,331,543	39	(18,266,523)	(46,103)	1,432,029	42,655	(1,229,464)	199,156	(6,779)	192,377

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(729,382)	(1,343,630)	(128,468)	(20,160)
Depreciation of property and equipment	87,887	127,836	24,755	3,884
Amortization of intangible assets and land use right	155,002	66,597	18,609	2,920
Amortization of right-of-use assets	79,683	28,952	20,443	3,208
Allowance for credit losses	185,130	829,652	17,829	2,798
Change in fair value of contingent consideration	344	(5,451)	(3,597)	(564)
Foreign exchange (losses)/gains	(82)	(15,682)	1,168	183
Loss from long-term investments	—	49,502	—	—
Loss from disposal of property and equipment and intangible assets	1,501	3,790	1,762	276
Gain from dividend of equity investments	—	—	(5,982)	(939)
Loss from impairment of intangible assets	32,014	31,876	—	—
Share-based compensation expenses	61,736	20,464	9,132	1,433
Change in deferred tax liabilities	(2,727)	(8,797)	(2,382)	(374)
Remeasurement of equity investments	(18,356)	9,021	(11,443)	(1,796)
Change in fair value of investments	(17,977)	(60,630)	(32,687)	(5,129)
Gain from disposal of equity investment	(24)	—	—	—
Share of results of equity investees	(2,223)	(797)	(726)	(114)
Changes in operating assets and liabilities:
Accounts receivable	(55,043)	208,175	39,834	6,251
Short-term and long-term amounts due from related parties	49,815	9,553	8,282	1,300
Prepayments and other current assets	160,205	447,332	175,139	27,483
Other non-current assets	103	(45,233)	(6,058)	(951)
Operating lease liabilities, current and non-current	(73,315)	(24,983)	(23,507)	(3,689)
Accounts and notes payable	(36,253)	(492,659)	(222,380)	(34,896)
Amounts due to related parties	(47,404)	(8,721)	(16,354)	(2,566)
Salary and welfare payable	5,860	(64,936)	(13,716)	(2,152)
Taxes payable	(11,383)	(6,203)	2,000	314
Advances from customers	44,498	(905,118)	(68,984)	(10,825)
Accrued expenses and other liabilities	15,234	(163,025)	(9,011)	(1,414)
Non-current liabilities	(5,304)	—	—	—
Net cash used in operating activities	(120,461)	(1,313,115)	(226,342)	(35,519)
Cash flows from investing activities:
Purchase of short-term investments	(2,041,280)	(1,460,051)	(336,548)	(52,812)
Proceeds from maturity of short-term investments	1,614,098	1,445,422	1,096,550	172,073
Cash paid for loan receivable	(1,321,271)	(314,411)	(858,538)	(134,723)
Cash received from loan repayment	1,304,687	555,414	724,277	113,655
Purchase of property and equipment and intangible assets	(122,479)	(28,330)	(14,742)	(2,313)
Cash paid for long-term investments	(547,205)	—	—	—
Proceeds from maturity of long-term investments	568,532	904,755	86,845	13,628
Cash received from dividend of equity investment	—	—	5,982	939
Cash received from disposal of equity investment	—	56,574	—	—
Cash paid for acquisition, net of cash received	(33,216)	(310)	—	—
Net cash provided by/(used in) investing activities	(578,134)	1,159,063	703,826	110,447
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(13,547)	(308)	—	—
Proceeds from issuance of ordinary shares upon exercise of options	109	58	373	59
Contingent consideration paid for business acquisitions	(13,921)	(14,019)	—	—
Repurchase of redeemable noncontrolling interests	(37,733)	(10,000)	—	—
Acquisition of noncontrolling interests of subsidiaries	(3,415)	—	(1,903)	(299)
Cash contribution from noncontrolling interests	1,500	—	—	—
Repayment of borrowings and discounted notes	(281,354)	(918,532)	(620,932)	(97,438)
Proceeds from borrowings and discounted notes	833,471	733,255	277,900	43,609
Net cash (used in)/provided by financing activities	485,110	(209,546)	(344,562)	(54,069)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,974	5,187	(1,428)	(226)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(208,511)	(358,411)	131,494	20,634
Cash, cash equivalents and restricted cash at the beginning of year	831,026	622,515	264,104	41,444
Cash, cash equivalents and restricted cash at the end of year	622,515	264,104	395,598	62,078
Supplemental disclosure of cash flow information
Income tax paid	2,286	3,515	3,007	472
Interest paid	20,983	24,597	7,110	1,116
Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	12,473	5,632	4,429	695
Receivables related to exercise of stock options	(55)	(45)	(28)	(4)
Accrual related to purchase business acquisitions	30,530	10,750	7,176	1,126

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

As of December 31, 2021, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

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

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB729,382, RMB1,343,630 and RMB128,468 for the years ended December 31, 2019, 2020 and 2021, respectively. Net cash used in operating activities was RMB120,461, RMB1,313,115 and RMB226,342 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, the Group’s accumulated deficit was RMB7,834,879 and the Group had cash and cash equivalents and short-term investments of RMB964,978. The COVID-19 pandemic has negatively impacted the Group’s business operations for the past two years, and will continue to impact the Group’s results of operations and cash flows for subsequent periods. Such conditions and events casted substantial doubt on the Group’s ability to continue as a going concern. In response to the COVID-19 pandemic, in 2021, the Group continued to take actions to improve its liquidity, including scaling down its business operations by reducing capital expenditures and operational expenses that were discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Management has developed a plan to mitigate these adverse conditions and events, including a business plan with forecasted cash flows covering the next twelve months from the date of issuance of the consolidated financial statements. Moving forward, management plans to maintain adequate funds to provide a sufficient flexibility in adjusting the Group’s operation scale to cope with the development of the COVID-19 pandemic, and management will continue to manage the Group’s capital expenditures, operational expenses and investments based on the Group’s liquidity position and working capital needs. Based on management’s liquidity assessment, which has considered the Group’s operations at the current business scale, the latest development of COVID-19 and its continuous impact on the Group’s business operations, the available funding from maturity of the Group’s short-term and long-term investments, and the available cash and cash equivalents, the Group will be able to meet its working capital requirements and capital expenditures in the ordinary course of business for the next twelve months from the issuance of these consolidated financial statements. As a result, management concluded that the substantial doubt on the Group’s ability to continue as a going concern will be alleviated through the effective implementation of the business plan. Accordingly, the consolidated financial statements have been prepared on going concern basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

To comply with PRC laws and regulations that restrict foreign equity ownership of companies that operate internet content, travel agency and air-ticketing services, the Company operates its website and engaged in such restricted services through Nanjing Tuniu and its subsidiaries. Nanjing Tuniu’s equity interests are held by Dunde Yu, the Company’s Chief Executive Officer, and Anqiang Chen, the Company’s financial controller, with equity interests of 80.89% and 19.11%, respectively. On September 17, 2008 and subsequently amended on January 24, 2014 and February 19, 2021, Beijing Tuniu, one of the Company’s wholly owned subsidiaries, entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, Beijing Tuniu is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

Contractual arrangements

On September 17, 2008 and subsequently amended on January 24, 2014 and February 19, 2021, Beijing Tuniu entered into a series of contractual agreements with Nanjing Tuniu and its shareholders. The following is a summary of the agreements which allow the Company to exercise effective control over Nanjing Tuniu:

(1) Purchase Option Agreement.

Under the purchase option agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu, Beijing Tuniu has the irrevocable exclusive right to purchase, or have its designated person or persons to purchase all or part of the shareholders’ equity interests in Nanjing Tuniu at RMB2,430. The option term remains valid until all equity interests held in Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons. The purchase consideration was paid by Beijing Tuniu to the shareholders of Nanjing Tuniu shortly after the purchase option agreement was entered.

(2) Equity Interest Pledge Agreements.

Under the equity interest pledge agreements entered between Beijing Tuniu and the shareholders of Nanjing Tuniu, the shareholders pledged all of their equity interests in Nanjing Tuniu to guarantee their performance of their obligations under the purchase option agreement and the shareholders’ voting rights agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agreed that they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge agreement remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier.

(3) Shareholders’ Voting Rights Agreement.

Under the shareholders’ voting rights agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu, each of the shareholders of Nanjing Tuniu appointed Beijing Tuniu’s designated person as their attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including attending shareholders’ meetings, voting on all matters of Nanjing Tuniu, nominating and appointing directors, convene extraordinary shareholders’ meetings, and other voting rights pursuant to the then effective articles of association. The shareholders’ voting rights agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing or cease to be shareholders of Nanjing Tuniu.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

(4) Irrevocable Powers of Attorney.

Under the powers of attorney issued by the shareholders of Nanjing Tuniu, the shareholders of Nanjing Tuniu each irrevocably appointed Beijing Tuniu as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu. Each power of attorney will remain in force until the shareholders’ voting rights agreement expires or is terminated.

(5) Cooperation Agreement.

Under the cooperation agreement entered between Beijing Tuniu and Nanjing Tuniu, Beijing Tuniu has the exclusive right to provide Nanjing Tuniu technology consulting and services related to Nanjing Tuniu’s operations, which require certain licenses. Beijing Tuniu owns the exclusive intellectual property rights created as a result of the performance of this agreement. Nanjing Tuniu agrees to pay Beijing Tuniu a quarterly service fee which equals the profits of each of Nanjing Tuniu and its subsidiaries, and that Beijing Tuniu can adjust the service fee at its own discretion. This agreement remains effective for an unlimited term, unless the parties mutually agree to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. In addition, Beijing Tuniu has the unilateral right to terminate the agreement.

In the years ended December 31, 2019, 2020 and 2021, the Company and its subsidiaries charged technology consulting service fees and group management fees of RMB30,420, RMB12,813 and RMB16,308, respectively, from its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

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

Currently, the Company believes the possibility that it will no longer be able to control and consolidate Nanjing Tuniu and its subsidiaries as a result of the aforementioned risks and uncertaintities is remote.

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2021, the aggregate accumulated deficit of the Affiliated Entities was RMB4,660 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

The following assets, liabilities, revenues and loss of the Affiliated Entities were included in the consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB	US$(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	115,737	89,431	14,034
Restricted cash	49,068	20,410	3,203
Short-term investments	685,773	306,100	48,034
Accounts receivable, net	153,844	111,941	17,566
Intercompany receivables	504,780	424,829	66,665
Amounts due from related parties	23,856	14,805	2,323
Prepayments and other current assets	214,164	46,455	7,290
Total current assets	1,747,222	1,013,971	159,115

Non-current assets
Long-term investments	232,068	175,947	27,610
Property and equipment, net	46,346	41,062	6,444
Intangible assets, net	61,682	51,925	8,148
Operating lease right-of-use assets, net	37,182	27,841	4,369
Goodwill	185,004	184,619	28,971
Other non-current assets	83,328	86,766	13,615
Total non-current assets	645,610	568,160	89,157
Total assets	2,392,832	1,582,131	248,272

LIABILITIES
Current liabilities
Short-term borrowings	251,685	184,546	28,959
Accounts and notes payable	604,766	325,716	51,112
Intercompany payable	5,293,093	5,271,506	827,215
Salary and welfare payable	38,397	24,689	3,874
Taxes payable	3,384	4,113	645
Advances from customers	192,965	123,625	19,399
Operating lease liabilities, current	9,527	4,457	699
Amounts due to related parties	2,198	2,198	345
Accrued expenses and other current liabilities	630,330	330,723	51,898
Total current liabilities	7,026,345	6,271,573	984,146
Non-current liabilities
Operating lease liabilities, non-current	30,108	23,935	3,756
Deferred tax liabilities	12,019	10,341	1,623
Total non-current liabilities	42,127	34,276	5,379
Total liabilities	7,068,472	6,305,849	989,525

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues (1)	1,181,747	485,702	249,589	39,166
Net loss attributable to Tuniu Corporation (2)	(334,832)	(509,406)	(42,858)	(6,726)
Net cash used in operating activities	(505,492)	(849,609)	(190,429)	(29,882)
Net cash (used in)/provided by investing activities	(246,340)	901,947	411,467	64,568
Net cash provided by/(used in) financing activities	680,822	(332,455)	(276,001)	(43,311)

Additional disclosures relating to operating results of the Affiliated Entities:

(1) Net revenues reflect amounts charged to other entities within the consolidated Group for royalty fee for the usage of software owned by VIE in the amount of RMB84,209, RMB77,565 and RMB21,117, for the years ended December 31, 2019, 2020 and 2021, respectively, all of which have been eliminated in the presentation of consolidated statement of comprehensive loss.

(2) Net loss includes costs occured to other entities within the consolidated Group for technology consulting service fees and group management fees in the amount of  RMB30,420, RMB12,813 and RMB16,308, for the years ended December 31, 2019, 2020 and 2021, respectively, all of which have been eliminated in the presentation of consolidated statement of comprehensive loss.

Additional disclosures relating to investing activities of the Affiliated Entities:

Investing activities of the Affiliated Entities primarily represent the investment of, or redemption of, short-term investments during the periods indicated.

Additional disclosures relating to financing activities of the Affiliated Entities:

Financing activities include borrowing and repayment of loans from other entities within the consolidated Group, including borrowings of RMB137,325, repayments of RMB133,455 and borrowings of RMB8,099, for the years ended December 31, 2019, 2020 and 2021, respectively, all of which have been eliminated in the presentation of consolidated statement of cash flows.

In addition, the Affiliated Entities obtained financing from banks by discounting bank acceptance notes (Note 15) for their operations with the amount of RMB543,497 for the year ended December 31, 2019 and repaid RMB133,455 and RMB284,100 for the years ended December 31, 2020 and 2021, respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include fair value of short-term and long-term investments, current expected credit losses for financial assets measured at amortized cost, estimated useful lives of property and equipment and intangible assets, impairment for goodwill and non-financial assets, fair value of contingent considerations with respect to business combinations, fair value of share-based payment arrangements, subsequent measurement of equity investments using measurement alternative, valuation allowance for deferred tax assets and the determination of uncertain tax positions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(d) Functional Currency and Foreign Currency Translation – continued

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.3726 on December 31, 2021, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2021, or at any other rate.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, amounts due from and due to related parties, long-term investments in financial products, borrowings, operating lease liabilities, contingent consideration for business combinations and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments except for certain investments which are carried at fair value and contingent consideration for business combinations at each balance sheet date. The Group’s equity security with readily determinable fair value is carried at fair value using quoted market prices that currently available on a securities exchange and classified within Level 1. Certain short-term and long-term investments in financial products and funds classified within Level 2 are valued using directly or indirectly observable inputs in the market place. Certain investments in financial products and contingent consideration for business combinations classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(e) Fair Value Measurement – continued

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant Other
	Markets for Identical Assets (Level 1)
	As of December 31,
	2020	2021
	RMB	RMB	US$(Note 2(d))
Long-term investments	—	988	155

	Fair Value Measurement Using Significant Other
	Observable Inputs (Level 2)
	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Short-term investments	1,223,547	580,855	91,149
Long-term investments	6,819	—	—

	Fair Value Measurement Using
	Unobservable Inputs (Level 3)
	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Short-term investments	—	30,006	4,709
Long-term investments	71,506	—	—
Contingent consideration for business combinations - short term	7,696	7,153	1,122
Contingent consideration for business combinations - long term	3,054	—	—

The roll forward of major Level 3 investments are as following:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Fair value of Level 3 investment at the beginning of the year	825,970	71,506	11,221
Addition	—	30,000	4,708
Decrease	(754,013)	(71,241)	(11,179)
Change in fair value of the investments	(451)	(259)	(41)
Fair value of Level 3 investment at the end of the year	71,506	30,006	4,709

The Company determined the fair value of its investments by using income approach with significant unobservable inputs of future cash flows and discount rates ranging from 2.0% to 10.0%.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(e) Fair Value Measurement – continued

The roll forward of contingent consideration for acquisitions is as below:

		As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	30,220	10,750	1,687
Addition	—	—	—
Net change in fair value	(5,451)	(3,597)	(565)
Payment	(14,019)	—	—
Balance at the end of the year	10,750	7,153	1,122

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on consolidated balance sheet as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Cash and cash equivalents	295,463	213,538	349,077	54,778
Restricted cash	327,052	50,566	46,521	7,300
Total	622,515	264,104	395,598	62,078

(h) Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which are due between three months and one year and stated at amortized cost; and (ii)  investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2019, 2020 and 2021.

(i) Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. On January 1, 2020, the Group adopted this ASC Topic 326 and several associated ASUs on the measurement of credit losses, which requires the Group to estimate lifetime expected credit losses upon recognition of the financial assets. The Group adopted the accounting standards update using a modified retrospective approach. Upon adoption of the new standard on January 1, 2020, the Group recorded a net decrease to its retained earnings of RMB19,425.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(i) Current expected credit losses - continued

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

(j) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less provision for current expected credit losses. The Group recognized allowance for doubtful accounts of RMB28,443, RMB55,910 and RMB 13,216 for the years ended December 31, 2019, 2020 and 2021, respectively.

The following table summarized the details of the Group’s allowance for credit losses related to accounts receivables:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	20,204	48,647	91,422	14,346
Cumulative effect of adoption of new accounting standard	—	1,833	—	—
Provision for doubtful accounts	30,023	56,747	13,216	2,073
Reversal	(1,580)	(837)	—	—
Write-offs	—	(14,968)	(10,205)	(1,601)
Balance at the end of year	48,647	91,422	94,433	14,818

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

(k) Long-term investments - continued

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

Equity securities with readily determinable fair value and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured at fair value, with changes recorded in the consolidated statements of comprehensive loss.

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

Other long-term investments

Other long-term investments include financial products with maturities over one year, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive loss.

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

(n) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-used software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB56,927, RMB756 and RMB4,972 for the years ended December 31, 2019, 2020 and 2021, respectively. The amortization expense for capitalized software costs amounted to RMB36,983, RMB90,684 and RMB8,001 for the years ended December 31, 2019, 2020 and 2021, respectively. The unamortized amount of capitalized internal use software development costs was RMB18,671 as of December 31, 2021.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(p) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 1 to 5 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, software, technology, non-compete agreements, travel licenses, insurance agency license and business cooperation agreement with JD.com Inc., which are amortized on a straight-line basis over their estimated useful lives of 1 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. The Group provided impairment for certain intangible assets of RMB32,014, RMB31,876 and nil or the years ended December 31, 2019, 2020 and 2021, respectively. Refer to Note 9 for details.

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

As of December 31, 2021, management performed an annual impairment assessment and believed it was more likely than not an impairment was indicated based on qualitative assessment including the volatility of the Company’s share price during the year and negative financial trend impacted by the outbreak of COVID-19. Quantitative goodwill impairment test were performed and discounted cash flow analysis was used to estimate the fair value of the reporting unit with certain key assumptions including revenue growth rate, gross margin, operating expenses, working capital requirements and discount rate. Based on the result of the impairment test, the fair value of the reporting unit was higher than its carrying value as at December 31, 2021. Therefore, no impairment loss was recognized for the year ended December 31, 2021.

No impairment loss was recognized for the year ended December 31, 2020 based on management’s goodwill impairment test.

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

As at December 31, 2021, the continuous loss making situation, net operating cash outflow and the uncertainty as to the future impact of COVID-19 pandemic indicated that the book value of the Group’s non-financial assets are subject to potential impairment risk. All of the Group’s non-financial assets are considered one asset group which represents the lowest level to independently generate identifiable cash flows. The Group performed an impairment test of non-financial assets using the key assumptions including revenue growth rate, gross margin, operating expenses and working capital requirements. Based on management’s assessment, no additional impairment of non-financial assets was recognized during the years ended December 31, 2019, 2020 and 2021, except for provision for certain intangible assets (Note 2(p) and Note 9).

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

According to ASC 606, “Revenue from Contracts with Customers” revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The Group early adopted this new revenue standard effective from January 1, 2017 by applying the full retrospective method. There are no significant estimates in the Group’s revenue arrangements.

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

Under certain circumstances, the Group may enter into contractual commitments with suppliers to reserve tours, and is required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that the Group undertakes inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that the Group undertakes substantive inventory risk were RMB166,186, RMB1,599 and nil for the years ended December 31, 2019, 2020 and 2021, which were recorded in revenues from packaged tours.

The Group also operates its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour.The Group is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606. Revenues from the self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB724,239, RMB122,699 and RMB169,376 for the years ended December 31, 2019, 2020 and 2021, which were recorded in revenues from packaged tours.

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

Other revenues: Other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB88,042, RMB35,284 and RMB38,406 for the years ended December 31, 2019, 2020 and 2021, respectively, (iii) fees for advertising services that the Group provides primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB74,859, RMB26,204 and RMB20,971 for the years ended December 31, 2019, 2020 and 2021, respectively,and (iv) service fees for financial services. The Group provided account receivables factoring service and cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2019, 2020 and 2021 were RMB97,016, RMB43,149 and RMB20,307, respectively.

Revenue is recognized when relevant services are rendered or when the tickets are issued.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(t) Revenue Recognition - continued

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. As of December 31, 2020 and 2021, liabilities recorded related to membership points and cash rewards were RMB10,369 and RMB3,951, respectively.

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

(v) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expenses and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB223,522, RMB50,662 and RMB40,661 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Uncertain tax positions

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

(aa) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB217,199 , RMB56,396 and RMB22,326 for the years ended December 31, 2019, 2020 and 2021, respectively.

(ab) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB24,608, RMB22,398 and RMB22,468 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

(ae) Treasury stock

On September 30, 2020, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of the Company’s ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets. For the year ended December 31, 2020 and 2021, the Group reissued 625,167 and 576,165 shares to employees upon their exercise of share options or vesting of restricted share units under the Group’s share compensation plans, respectively. The Company recognizes the difference between the reissuance price and the average cost the Company paid for repurchase in additional paid-in capital when reissuing the shares.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ag) Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company will evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease (“ASU 2021-05”). It requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. The Group will adopt this standard in 2022, and do not expect the adoption of this standard will have a material impact on the Group’s consolidated financial statements.

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

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from individual customers, corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on those customers and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2019, 2020 and 2021.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Travel agencies

During the year ended December 31, 2019, the Group acquired 51% and 63.51% of controlling equity interests in an offline travel agency and an online travel agency, respectively. The Group expanded its tours market and improved its capability of direct procurement of travel related products by means of these acquisitions. The total purchase price of RMB59,981 including cash consideration of RMB52,640 and an accrual in the amount of RMB7,341 representing the fair value of contingent consideration to be made based on the achievement of profit target over the next four years. The fair value of the contingent cash consideration was estimated using a probability-weighted scenario analysis method. Key assumptions included probabilities assigned to each scenario and the discount rate. During the year ended December 31, 2019, the Group made an upward adjustment of the fair value of the contingent consideration by RMB2,265 based on the reassessment of achievement of profit target. The contingent consideration is due in installments annually over the next four years. During the year ended December 31, 2020, the Group paid RMB1,776 of the contingent consideration, and made a downward adjustment of the fair value of the contingent consideration by RMB3,715 based on the reassessment of achievement of profit target. During the year ended December 31, 2021, the Group made a downward adjustment of the fair value of the contingent consideration by RMB2,255 based on the reassessment of achievement of profit target. As of December 31, 2021, the carrying value of total unpaid contingent consideration was RMB1,860, which is expected to be in 2022.

The business acquisition was accounted for using purchase accounting. The following is the summary of the fair values of the assets acquired and liabilities assumed :

	Amount	Estimated useful lives
Net assets (including cash acquired of RMB18.9 million)	37,712
Including:
Customer Relationship	16,889	5.75-11.2 years
Technology	9,230	5.5 years
Goodwill	72,598
Deferred tax liability	(6,530)
Noncontrolling interests	(43,799)
Total consideration	59,981

During the year ended December 31, 2018, the Group acquired 80% of controlling equity interests of an online travel agency to expand Tuniu’s overseas business network and further enhance the Company’s competitive position. The total purchase price of RMB20,234 including cash consideration of RMB9,852 and an accrual in the amount of RMB10,382 representing the fair value of contingent consideration to be made based on the achievement of profit target over the next four years. The fair value of the contingent consideration was estimated using a probability-weighted scenario analysis method. Key assumptions included probabilities assigned to each scenario and the discount rate. The Group recognized a goodwill of RMB10,565 for this transactions. During the year ended December 31, 2019, the Group paid RMB3,800 of the contingent consideration, and made an downward adjustment of the fair value of the contingent consideration by RMB2,311 based on the reassessment of achievement of profit target. During the year ended December 31, 2020, the Group made another downward adjustment of the fair value of the contingent consideration by RMB1,736 based on the reassessment of achievement of profit target. During the year ended December 31, 2021, the Group made another downward adjustment of the fair value of the contingent consideration by RMB1,342 based on the reassessment of achievement of profit target. As of December 31, 2021, the carrying value of total unpaid contingent consideration was RMB1,193, which is expected to be paid in 2022.

Before 2018, the Group made several acquisitions in offline travel agencies and recognized goodwill of RMB147,639 accordingly. As of December 31, 2021, the Group has unpaid contingent consideration of RMB4,100 resulting from these acquisitions, which amount is expected to be paid in 2022.

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

The acquisition of BCA is considered as assets acquisition and the intangible assets acquired include the exclusive operation right of leisure travel channel, preferred partnership of hotel and air ticket reservation service, traffic and marketing supports. The Group assessed the economic benefits to generated from these intangible assets using the excess earning method with certain key assumptions including revenue, EBIT margin and discount rate. Due to the downturn in business actitivites in 2020, which impacted the underlying key assumptions, the Group wrote down RMB9,554 for these intangible assets for the year ended December 31, 2020. As of December 31, 2020, the five-year agreement had expired, and the carrying value of above intangible assets was nil, so the Group wrote off these intangible assets.

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	232,906	74,328	11,664
Interest income receivable	278	814	129
Prepayment for advertising expenses	1,514	1,714	269
Loan receivables	22,934	151,089	23,709
Value-added tax receivables	78,218	76,285	11,971
Receivables from employees	19,337	15,180	2,382
Others	23,517	17,623	2,764
Total	378,704	337,033	52,888

Receivable in relation to factoring business and loan receivable are recorded in connection with the Group’s account receivable factoring service and cash lending service.

The Group recognized a net provision for prepayments and other current assets of RMB124,581, RMB170,639 and RMB2,858 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6. Prepayments and other current assets - continued

The following table summarized the details of the Group’s provision for prepayments and other current assets:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	29,901	154,482	342,383	53,727
Cumulative effect of adoption of new accounting standard for expected credit losses	—	17,262	—	—
Addition	132,825	182,829	22,408	3,516
Reversal	(8,244)	(12,190)	(19,550)	(3,068)
Write-offs	—	—	(27,207)	(4,269)
Balance at the end of year	154,482	342,383	318,034	49,906

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments consist of equity investments, held-to-maturity investments and other long-term investments.

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Equity investments – equity method	43,689	44,415	6,970
Equity investments – measurement alternative	142,199	153,643	24,110
Equity investments - securities (Note 23(a))	—	988	155
Held-to-maturity investments	2,653	2,901	455
Other long-term investments	78,325	—	—
Total	266,866	201,947	31,690

Equity investments

In February 2019, the Group invested RMB54,616 for 21.33% of equity interest in Nanjing Tengbang Jinhong Tourism Industry Investment Fund Partnership (“Tengbang”). The investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Tengbang as the Group has one of the five board seats of Tengbang. In December 2020, the Group withdrew this investment and recognized a gain of RMB799 for the year ended December 31, 2020 from this investment.

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42,500 for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. The Group recognized a gain of RMB1,191, a loss of RMB2 and a gain of RMB726 for the years ended December 31, 2019, 2020 and 2021 from this investment, respectively. As of December 31, 2021, the carrying value of its equity investment was RMB44,415.

Financial information of the investees described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

With the adoption of ASU 2016-01 effective from January 1, 2018, the Group elected a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. During the years ended December 31, 2019, 2020 and 2021, the Group remeasured certain equity investments based on the information obtained from observable transactions and recognized a gain of RMB18,356, a loss of RMB9,021 and a gain of RMB11,443, respectively.

During the year ended December 31, 2020, the Group recognized impairment losses of RMB49,502 on certain equity investments based on the Group’s assessment of current economic conditions with the considerations of COVID-19 impacts, as well as the operating performance of the investees. The impairment was recorded in other income/(loss). No impairment loss was recognized for long-term investments for the years ended December 31, 2021 and 2019.

Held-to-maturity investments

During 2019, the Group made investments in time deposits that the Group has intention and ability to hold until maturity. The Group classified these investments as held-to-maturity investments. As of December 31, 2020 and 2021, the carrying value of RMB2,653 and RMB 2,901, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments – continued

Other long-term investments

The Group also made several investments in financial products with maturities over one year. The Group measured these other long-term investments at their fair value and the carrying value was RMB78,325 and nil as of December 31, 2020 and 2021, respectively.

8. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	142,277	136,993	21,497
Leasehold improvements	131,923	139,087	21,825
Buildings	4,308	4,109	645
Furniture and fixtures	16,860	16,541	2,596
Vehicles	19,925	19,419	3,047
Software	185,118	190,100	29,831
Others	2,102	2,102	330
Subtotal	502,513	508,351	79,770
Less: Accumulated depreciation	(435,393)	(452,759)	(71,047)
Property and equipment subject to depreciation	67,120	55,592	8,723
Construction in progress	44,577	42,567	6,680
Total	111,697	98,159	15,403

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 was RMB84,273, RMB127,836 and RMB24,755, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Travel license	31,056	31,056	4,874
Insurance agency license	11,711	11,711	1,838
Software	73,721	73,056	11,464
Technology	4,300	4,300	675
Trade names	41,634	41,634	6,533
Supplier relationship	8,560	8,560	1,343
Customer relationship	21,787	21,787	3,419
Non-compete agreements	6,399	6,399	1,004
Subtotal	199,168	198,503	31,150
Less: Accumulated amortization	(105,484)	(120,805)	(18,957)
Less: Impairment	(22,322)	(22,322)	(3,503)
Total	71,362	55,376	8,690

Amortization expenses for intangible assets were RMB152,941, RMB64,536 and RMB16,547 for the years ended December 31, 2019, 2020 and 2021, respectively.

Impairment charges for Business Cooperation Agreements were RMB9,554 for the year ended December 31, 2020. As of December 31, 2020, the five-year agreement had expired and the carrying value of above intangible assets were nil, so the Group wrote off these intangible assets (Note 5).

The Group provided impairment charges for trade names and customer relationship of RMB15,482 and RMB6,840, respectively, for the year ended December 31, 2020, as the Group believes the future economic benefit generated from these intangible assets were limited. No impairment was made in 2021.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2022	10,347	1,624
2023	8,550	1,342
2024	7,788	1,222
2025	4,412	692
2026	3,343	525
Thereafter	20,936	3,285
Total	55,376	8,690

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

10. Land use right, net

Land use right, net, consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Land use right	101,007	101,007	15,850
Less: Accumulated amortization	(4,294)	(6,355)	(997)
Net book value	96,713	94,652	14,853

In December 2018, the Group obtained the certificate for a land use right, which had been fully paid, and started to amortize over the remaining period of the right to use the land. Amortization expenses for land use right were RMB2,062, RMB2,061 and RMB2,062 for the years ended December 31, 2019, 2020 and 2021, respectively.

11. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	232,007	232,007	36,407
Increase in goodwill related to acquisitions during the year	—	—	—
Accumulated impairment loss	—	—	—
Balance at the end of year	232,007	232,007	36,407

12. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Deposits	16,395	7,094	1,113
Loans receivables	17,586	13,551	2,126
Long-term prepayments to a supplier (a)	55,348	71,353	11,197
Others	1,851	113	18
Total	91,180	92,111	14,454

(a) This represents the prepayment of hotel resources the Group prepaid to a third party supplier which are expected to be utilized over one year.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Other non-current assets - continued

The Group recognized a net provision for other loans receivable carried in non-current assets of RMB8,377 and RMB1,092 for the year ended December 31, 2020 and 2021. The following table summarized the details of the Group’s provision:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$(Note 2 (d))
Balance at the beginning of year	—	1,181	9,852	1,546
Cumulative effect of adoption of new accounting standard relating to credit losses	—	294	—	—
Addition	1,181	8,805	1,633	256
Reversal	—	(428)	(541)	(85)
Balance at the end of year	1,181	9,852	10,944	1,717

13. Short-term and long-term borrowings

The following is a summary of short-term and long-term borrowings:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Short-term borrowings	60,679	9,981	1,566
Long-term borrowings	22,577	14,344	2,251

As of December 31, 2020 and 2021, the Group had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 0.2% to 5.8% and 0.2% to 5.0% per annum, respectively.

As of December 31, 2020 and 2021, the Group had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.2% to 6.0% and 0.2% to 4.3% per annum, respectively. The repayment terms of Group’s long-term borrowings from banks ranged from three years to ten years and the principals and interests are repaid on monthly or quarterly basis or upon maturity.

The above borrowings contain certain standard covenants including, among others, limitation on liens, liquidation and dissolution of the Group, significant change of the Group’s capital structure and external investments. The Group was in compliance with all of the loan covenants as of December 31, 2020 and 2021. Borrowings of RMB2.3 million were guaranteed by one of our subsidiaries and subject to a pledge of our land use right as of December 31, 2020, which was repayed in 2021.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Short-term and long-term borrowings – continued

The following table summarizes the aggregate required repayments of the principal amounts of the Group’s long-term borrowing:

As of December 31,
2021
RMB
2022	—
2023	3,989
2024	3,806
2025	2,992
2026 and thereafter	3,557
Total	14,344

14. Leases

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining lease terms of one month to eighteen years.

Total lease costs were RMB110,993, RMB39,327 and RMB26,469 for the year ended December 31, 2019, 2020 and 2021, including short-term lease costs within 12 months of RMB21,726, RMB6,653 and RMB2,540, respectively.

Consolidated balance sheet information related to leases is presented as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
ASSETS
Operating lease right-of-use assets, net	42,293	48,115	7,550
LIABILITIES
Operating lease liabilities, current	18,264	16,556	2,598
Operating lease liabilities, non-current	34,367	38,832	6,094
Total	52,631	55,388	8,692

Supplemental cash flow information related to leases is as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	38,399	26,000
Right-of-use assets obtained in exchange for operating lease liabilities	28,444	43,855

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Leases – continued

Other information related to lease is as follows:

	As of December 31,
	2020	2021
Weighted average remaining lease term(years)	6.97	6.81
Weighted average discount rate	5%	5%

As of December 31, 2021, maturities of lease liabilities (excluding lease payments of RMB1,015 for the leases with lease terms less than one year) are as follows:

As of December 31,
2021
RMB
2022	18,853
2023	16,417
2024	5,480
2025	2,948
2026 and thereafter	23,352
Total minimum lease payments	67,050
Less: interest	(11,662)
Present value of lease obligations	55,388

15. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users (a)	18,195	12,428	1,950
Payable for business combination	8,138	7,153	1,123
Accrued liabilities related to customers incentive program	10,369	3,951	620
Accrued professional service fees	11,513	11,861	1,861
Accrued advertising expenses	18,804	18,806	2,951
Deposits received from suppliers	82,054	86,212	13,529
Accrued operating expenses	10,032	8,067	1,266
Advanced payment from banks (b)	10,812	13,925	2,185
Discounted bank acceptance notes (c)	482,000	197,900	31,055
Others	24,584	22,326	3,503
Total	676,501	382,629	60,043

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

(c) Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest ranging from 2.55% to 3.1%. The issuance of notes payable is collatetralized by the Group’s bank deposits of RMB482,000 and RMB197,900 as of December 31, 2020 and 2021, which were recorded in restricted cash and short-term investments.

16. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2019, 2020 and 2021.

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

PRC

On March 16, 2007, the NPC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Income Taxes – continued

Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2019 for another three years. Tuniu Nanjing Information Technology obtained its HNTE certificate in 2017 with a valid period of three years and successfully obtained the first renewal of such certificate in December 2020 for another three years. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology are eligible to enjoy a preferential tax rate of 15% in 2021 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities. If Nanjing Tuniu and Tuniu Nanjing Information Technology fail to maintain their HNTE qualifications or renew their qualifications when their current terms expire, their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations. Besides, Beijing Tuniu obtained the HNTE certificate as well in 2018 and expired in 2020. As a consequence, the applicable enterprise tax rate for Beijing Tuniu has been restored to 25% since 2021. However, since Beijing Tuniu has large amount of accumulated loss in previous years, the increased EIT rate would not result in an immediate adverse effect on our financial condition.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2019	2020	2021
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(15.8)	(20.9)	(16.0)
R&D expenses super-deduction	(3.8)	(0.7)	(4.3)
Non-deductible expenses and non-taxable income incurred	(2.1)	(2.2)	(1.1)
Difference in EIT rates of certain subsidiaries	(0.3)	0.1	(0.3)
Effect of preferential income tax rates	(3.1)	(0.8)	(3.4)
Total	(0.1)	0.5	(0.1)

The aggregate amount and per share effect of the preferential income tax rates are as follows:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	22,274	11,239	4,411	692
Basic net loss per share effect	—	—	—	—
Diluted net loss per share effect	—	—	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Income Taxes – continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	7,596	18,124	2,843
Net operating loss carry forwards	1,044,010	657,571	103,187
Carryforwards of deductible advertising expenses	11,500	11,321	1,777
Allowance for doubtful accounts	269,615	252,605	39,639
Subtotal	1,332,721	939,621	147,447
Less: valuation allowance	(1,332,721)	(947,640)	(147,447)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(14,861)	(2,382)	(374)
Total non-current deferred tax liabilities, net	(14,861)	(2,382)	(374)

As of December 31, 2021, the Group had net operating loss carryforwards of RMB2,758,293 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2022 for the amount of RMB874,960  if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2023 and 2026. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

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

As of December 31, 2020 and 2021, valuation allowances of RMB1,332,721 and RMB939,621 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	1,207,426	1,246,296	1,332,721	209,133
Additions	143,227	396,582	29,089	4,565
Written-off for expiration of net operating losses	(98,818)	(304,939)	(414,409)	(65,030)
Utilization of previously unrecognized tax losses and deductible advertising expenses	(5,539)	(5,218)	(7,780)	(1,221)
Balance at the end of the year	1,246,296	1,332,721	939,621	147,447

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

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	69,319	37,200	27,200	4,268
Repurchase of redeemable noncontrolling interests	(37,733)	(10,000)	—	—
Net income attributable to redeemable noncontrolling interests	980	—	—	—
Accretion on redeemable noncontrolling interests	4,634	—	—	—
Balance as of December 31	37,200	27,200	27,200	4,268

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18. Ordinary Shares

Upon inception of the Company, each ordinary share was issued at a par value of US$0.0001 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2020 and 2021, the authorized share capital of the Company is US$100,000 divided into 1,000,000,000 shares, comprising of 780,000,000 Class A Ordinary Shares and 120,000,000 Class B Ordinary Shares, each at a par value of US$0.0001 per share, and 100,000,000 shares of a par value of US$0.0001 each of such class or classes as the board of directors may determine.

As of December 31, 2021, 1,000,000,000 ordinary shares were authorized. 389,331,543 were issued and outstanding, comprising of 371,958,043 Class A shares and 17,373,500 Class B shares as of December 31, 2021.

19. Share-based Compensation Expenses

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant share options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 18,375,140 ordinary shares. In April 2014 the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”). The maximum aggregate number of shares will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis, reaching a total of 41,964,263 Class A ordinary shares.

The share options and restricted shares granted under the 2008 plan initially have a contractual term of six years, and grants under the 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan generally vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. As of December 31, 2021, 13,976,607 options and 21,918 restricted shares were outstanding under the 2008 and 2014 plan.

The Group recognized share-based compensation expense of RMB61,736, RMB20,464 and RMB9,132 for the years ended December 31, 2019, 2020 and 2021, respectively, which was classified as follows:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	4,006	1,044	390	61
Research and product development	12,057	4,349	724	114
Sales and marketing	3,321	1,099	644	101
General and administrative	42,352	13,972	7,374	1,157
Total	61,736	20,464	9,132	1,433

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses - continued

Share options

The following table summarizes the Company’s option activities:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	share options	Price	Contractual Life	Value
		US$	In Years	US$’000

Outstanding at January 1, 2021	19,299,717	1.80	4.92	2,339
Granted	—	—	—	—
Exercised	(523,677)	0.10	—	1.63
Forfeited	(4,799,433)	1.93	—	1.44
Outstanding at December 31, 2021	13,976,607	1.81	3.74	825
Vested and expected to vest at December 31, 2021	13,905,090	1.81	3.72	825
Exercisable at December 31, 2021	13,547,013	1.82	3.65	825

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

The total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 was RMB6,857, RMB2,290 and RMB3,563 (US$559), respectively.

The weighted-average grant date fair value for options granted during the years ended December 31, 2019 was US$1.50, computed using the binomial option pricing model. No share options were granted for the years ended December 31, 2022 and 2021.

The total fair value of share options vested during the years ended December 31, 2019, 2020, and 2021 was RMB25,461, RMB25,038 and RMB11,000 (US$1,726), respectively.

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

The Company uses the binominal option pricing model to estimate the fair value of stock options. There was no option granted for the years ended December 31, 2020 and 2021. The assumptions used to value the Company’s option grants for the year ended December 31, 2019 were as follows:

2019

Expected volatility	48.05%
Risk-free interest rate	2.72%
Exercise multiple	2.2-2.8
Expected dividend yield	0%
Time to maturity (in years)	10
Expected forfeiture rate (post-vesting)	0%-20%
Fair value of the common share on the date of option grant	US$1.5 (RMB10.42)

As of December 31, 2021, there was RMB5,218 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 1.38 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2019, 2020 and 2021 were RMB610, RMB161 and RMB247 (US$39), respectively.

The fair value of restricted shares with service conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of	Weighted average
	restricted shares	grant date fair value
Restricted shares as of January 1, 2021	74,406	2.23
Granted	—	—
Vested	(52,488)	2.23
Forfeited	—	—
Restricted shares as of December 31, 2021	21,918	2.23
Vested and expected to vest at December 31, 2021	21,918	2.23

As of December 31, 2021, there was RMB261 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 0.35 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(694,565)	(1,307,956)	(121,524)	(19,070)
Accretion on redeemable noncontrolling interests	(4,634)	—	—	—
Numerator for basic and diluted net loss per share	(699,199)	(1,307,956)	(121,524)	(19,070)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	369,472,880	370,240,040	370,874,312	370,874,312
Loss per share-basic and diluted	(1.89)	(3.53)	(0.33)	(0.05)

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and unvested restricted shares with the number of 8,776,330, 3,027,586 and 2,891,152 for the years ended December 31, 2019, 2020 and 2021, respectively.

21. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB925 million, or 73.8% of the Group’s total consolidated net assets as of December 31, 2021.

22. Commitments and Contingencies

(a) Capital Commitments

As of December 31, 2021, capital commitments relating to leasehold improvement were approximately RMB1,050.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22. Commitments and Contingencies - continued

(c) Other commitments

Deposits or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB84 million and RMB30 million as of December 31, 2020 and 2021, respectively.

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Trip.com”)	one board director of the Company
Hopeful Tourism Limited (“Caissa”, a wholly-owned subsidiary of Caissa Sega Tourism Culture Investment Limited)	one board director of the Company
HNA Tourism Holdings Group Co., Ltd. (“HNA Tourism”)	two board directors of the Company

a)	Transactions with related parties:

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

The Group sells packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. The Group purchased travelling products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through the Group’s online platform, amounted of RMB65.7 million, RMB16.9 million and RMB145.5 (US$22.8) for the years ended December 31, 2019, 2020 and 2021, respectively.

JD

On May 8, 2015, the Company issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD, for cash consideration of RMB1,528.2 million (US$250 million) and RMB660.2 million representing the fair value of business resource contributed by JD.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances - continued

The Group also purchased travelling products from JD's channels at the amount of RMB49,399 and RMB25 for the years ended December 31, 2019 and 2020, respectively. On November 20, 2020, JD completed transfer of all its equity interest in the Group to Caissa. Subsequently on February 9, 2021, Caissa assigned a director to the Group’s board of directors to replace the director previsouly assigned by JD and since then, JD was no longer a related party of the Group. No transactions were made with JD from January 1, 2021 to February 9, 2021.

Caissa

On November 20, 2020, pursuant to a share purchase agreement and certain amendements, Caissa completed the purchase of all

Class A ordinary shares of the Company from JD and became the related party of the Group. Subsequently on February 9, 2021, Caissa assigned a director to the Group's board of directors to replace the director previsouly assigned by JD.

The Group sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant.

HNA Tourism

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism for total consideration of RMB3,279 million (US$500 million).

HNA Tourism agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules, and the Group undertook to acquire no less than US$100 million products and services sourced from HNA Tourism over the next two years. The Group purchased RMB443.1 million, RMB164.4 million and RMB112.8 million (US$17.7 million)air tickets from HNA Tourism for the year ended December 31, 2019, 2020 and 2021, respectively. The Group sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant.

In December 2017, the Group provided financing to an affiliate of HNA Tourism (the “HNA Affiliate”) amounting to RMB40.0 million (US$6.1 million) by purchasing private placement notes issued by the HNA Affiliate (the "Notes Financing"), with the interest rate of 8.5%, which was repayable in one year and was further requested by this debtor to extend to December 2020. The Notes Financing was guaranteed by HNA Group Co., Limited (“HNA Group”), HNA Tourism’s ultimate holding company, and was further pledged by certain equity investment held by the HNA Affiliate. In May 2018, the Group provided financing in the form of accounts receivable factoring arrangement (the "Loan Financing") to another affiliate of HNA Tourism amounting to RMB500 million (US$76.6 million) with the average interest rate of 14% per annum and service fee rate of 6%, which were repayable in one year. and was further requested by this creditor to extend to May 2021. The Loan Financings were guaranteed by another affiliate of HNA Tourism, a subsidiary of HNA Group.

As of December 31, 2019, the Group reviewed the recoverability of above Notes Financing and Loan Financing and recorded an allowance provision of RMB1.9 million and RMB21.3 million against the carrying value, respectively, to reflect the credit risk associated with the respective outstanding balances. In addition, the remaining balance of the Notes Financing and the Loan Financing of RMB44.8 million and RMB512.8 million were presented in non-current assets, based on management’s estimates of time for collection.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances - continued

By the ended of 2020, the Group did not receive the repayment of RMB40.0 million from the affiliate of HNA Tourism according to the extended schedule and no settlement plans were reached for the outstanding balance. In addition, HNA Group received a formal bankruptcy and restructuring notice from the Hainan Province High People’s Court (the “Court”) following creditors’ action against HNA Group due to its failure to pay overdue debts. Based on the assessment of all then available information of HNA Group’s restructuring plan, the Group considered it was unlikely to collect the outstanding receivables as of December 31, 2020. Accordingly, the Group provided a full allowance for current expected credit losses (“CECL”) on the remaining balance at the amount of RMB44.8 million and RMB512.8 million for the Notes Financing and the Loan Financings, respectively. Moreover, the Group provided a full allowance of RMB30.8 million for the current amounts due from other HNA Tourism affiliates. As of December 31, 2020, the carrying value of the Notes Financing, Loan Financing and amounts due from other HNA Tourism affiliates (collectively referred to as “HNA debts”) was RMB nil.

In October 2021, debt restructuring plans of HNA Group and its affiliates were approved by the creditors and the Court, pursuant to which HNA Group and its affiliates would settle their debts owed to the creditors by various means, including cash, shares of Hainan Airlines Holding Co., Ltd., (“HNA Airlines”), a company listed in Chinese A share market, and units in a trust comprising assets/liabilities of HNA Group and certain of its affiliates, etc. In December 2021, the Company received cash of RMB0.3 million (US$0.05 million) and 531,591 shares of HNA Airlines with value of RMB1 million (US$0.16 million) as part of the settlement of the HNA debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB1.3 million (US$0.2 million) was credited to the consolidated statements of comprehensive loss in 2021.

b)	Balances with related parties:

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Trip.com	13,977	13,044	2,047
Amounts due from JD	1,644	—	—
Amounts due from Caissa	8,292	1,925	302
Total	23,913	14,969	2,349

Current:
Amounts due to Trip.com	18,240	3,860	605
Amounts due to JD	112	—	—
Amounts due to HNA Tourism	746	—	—
Amounts due to Caissa	1,936	819	129
Total	21,034	4,679	734

24. Subsequent events

The Group has evaluated the subsequent events through the date of issuance of the financial statements.

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	598	4,712	739
Amounts due from subsidiaries and Affiliated Entities	6,909,695	6,855,545	1,075,785
Prepayments and other current assets	228	130	20
Total current assets	6,910,521	6,860,387	1,076,544

Total assets	6,910,521	6,860,387	1,076,544

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	7,449	8,038	1,261
Total current liabilities	7,449	8,038	1,261
Non-current liabilities
Investment deficit in subsidiaries and Affiliated Entities	5,518,393	5,583,205	876,127
Total non-current liabilities	5,518,393	5,583,205	876,127
Total liabilities	5,525,842	5,591,243	877,388

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2020 and 2021; 389,331,544 shares (including 371,958,044 Class A shares and 17,373,500 Class B shares) and 389,331,543 shares (including 371,958,043 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2020 and 2021)	249	249	39
Less: Treasury stock (18,842,688 shares and 18,266,523 shares as of December 31, 2020 and 2021, respectively)	(302,916)	(293,795)	(46,103)
Additional paid-in capital	9,125,689	9,125,748	1,432,029
Accumulated other comprehensive income	275,012	271,821	42,655
Accumulated deficit	(7,713,355)	(7,834,879)	(1,229,464)
Total Tuniu Corporation shareholders’ equity	1,384,679	1,269,144	199,156
Total liabilities and equity	6,910,521	6,860,387	1,076,544

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(3,903)	(4,293)	(3,688)	(579)
Total operating expenses	(3,903)	(4,293)	(3,688)	(579)
Loss from operations	(3,903)	(4,293)	(3,688)	(579)
Share of loss of subsidiaries and affiliated entities	(689,252)	(1,301,972)	(124,832)	(19,589)
Other income/(expenses)
Foreign exchange (losses)/gains, net	(2,457)	(2,922)	4,669	733
Other income, net	1,047	1,231	2,327	365
Loss before income tax expense	(694,565)	(1,307,956)	(121,524)	(19,070)

Net loss	(694,565)	(1,307,956)	(121,524)	(19,070)
Accretion on redeemable noncontrolling interests	(4,634)	—	—	—
Net loss attributable to ordinary shareholders	(699,199)	(1,307,956)	(121,524)	(19,070)

Net loss	(694,565)	(1,307,956)	(121,524)	(19,070)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	9,705	(18,772)	(3,191)	(501)
Comprehensive loss	(684,860)	(1,326,728)	(124,715)	(19,571)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(d))
Cash used in operating activities	(4,739)	(4,779)	(2,341)	(369)
Cash provided by investing activities	18,268	5,292	6,020	945
Cash (used in)/provided by financing activities	(13,438)	(250)	373	59

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5)	(1)	62	10
Net increase in cash, cash equivalents and restricted cash	86	262	4,114	645
Cash, cash equivalents and restricted cash at the beginning of year	250	336	598	94
Cash, cash equivalents and restricted cash at the end of year	336	598	4,712	739
Supplemental disclosure of non-cash investing and financing activities
Receivables related to exercise of stock option	(55)	(45)	(28)	(4)

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

As of December 31, 2021, the parent company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.