Form 20-F
period 2022-12-31
Tuniu Corp
filed 2023-04-27
CIK 1597095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

354,006,112 Class A ordinary shares (excluding 17,951,931 Class A ordinary shares, represented by 5,983,977 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

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

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refer to our American depositary shares, each ADS represents three Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“consolidated affiliated entities” refers to the VIE and its subsidiaries;
●	“gross bookings” refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers;
●	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“VIE” refers to variable interest entity, and “the VIE” refers to Nanjing Tuniu Technology Co., Ltd., or Nanjing Tuniu;
●	“we,” “us,” “our company,” “our,” or “Tuniu” refers to Tuniu Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the VIE;
●	“RMB” or “Renminbi” refers to the legal currency of mainland China;
●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and
●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect as of December 30, 2022.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Tuniu Corporation is not an operating company in China but a Cayman Islands holding company with no equity ownership in the variable interest entity, or VIE. We conduct our business in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in China prohibit or restrict direct foreign investment in certain operating companies. Revenues contributed by the VIE accounted for 90.6%, 53.6% and 86.5% of our total revenues for the years of 2020, 2021 and 2022, respectively. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE, and may never directly hold equity interests in the VIE.

A series of contractual agreements, including powers of attorney, equity interest pledge agreements, cooperation agreements, purchase option agreements and shareholders’ voting rights agreements, have been entered into by and among our wholly owned PRC subsidiary, Beijing Tuniu Technology Co., Ltd., or Beijing Tuniu, the VIE and its shareholders. As a result of the contractual arrangements, we are able to direct the activities of and derive economic benefits from the VIE. We are considered the primary beneficiary of the VIE, and we have consolidated the financial results of the VIE in our consolidated financial statements under U.S. GAAP for accounting purposes. Neither we nor our investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIE, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of our rights with respect to our contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations and cause our ADSs to decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. In addition, these agreements have not been tested in China courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. The laws and regulations governing the internet industry in China are relatively new and quickly evolving, hence bringing uncertainties to their interpretation and enforcement. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

The PRC regulatory and enforcement regime with regard to data security and privacy is evolving and may be subject to different interpretations or significant changes without prior notice. In the event that any new development requires us to change our business operations relevant to data security, data privacy or cybersecurity in general, we cannot assure you that we can comply with such new requirements in a timely manner or at all. Some recently promulgated rules in this regime include the PRC Data Security Law and the Personal Information Protection Law released in 2021, which posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures promulgated in December 2021 and the Regulations on the Network Data Security published for public comments in November 2021 imposed potential additional restrictions on China-based overseas-listed companies like us. If future implementing rules of the Cybersecurity Review Measures and the enacted version of the Regulations on the Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

In addition, on February 17, 2023, China Securities Regulatory Commission, or the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and 5 relevant guidelines, which became effective on March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. According to the Overseas Listing Trial Measures, if we are deemed as an indirect overseas listed Chinese domestic company but fail to complete the filing procedures with the CSRC for any of our future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going-private transactions, or follow any other reporting requirements required thereunder, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Furthermore, the PRC regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors— Risks Related to Doing Business in China—Any failure or perceived failure by us to comply with the Platform Economy Anti-Monopoly Guidelines and other anti-monopoly and unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong and Macau do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, the PRC government may exert influence over our operations in Hong Kong and Macau at any time and new regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau may be taken in the future, which may have a material impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries and the consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. After consulting our PRC legal counsel, Fangda Partners, we believe, as of the date of this annual report, except as otherwise stated in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies,” our PRC subsidiaries and VIE have obtained all the requisite licenses and permits from the PRC government authorities for the business operations of our PRC subsidiaries and the VIE in China, including, among others, a Value-Added Telecommunication Business Operating License issued by the local bureau of the Ministry of Industry and Information Technology of the PRC, or the MIIT, a Food Business License issued by Jizhou Branch of Tianjin Administration for Market Regulation, Filing Certificates for Operation of Prepacked Food issued by Xuanwu Branch of Nanjing Administration for Market Regulation, Travel Agency Business Licenses issued by the local bureaus of and/or the then Ministry of Tourism, or the Ministry of Culture and Tourism which has replaced the Ministry of Tourism, Approval Documents for Operation of Small-sum Loan Business issued by the Guangzhou Municipal Bureau of Finance, an Insurance Intermediary License is issued by the local bureau of the CBIRC, a Securities and Futures Business Operation License is issued by the CSRC, Insurance Agency Concurrent-business Licenses issued by the CBIRC, and a Hotel Hygiene License, which is issued by the local bureau of the National Health Commission and our PRC subsidiaries, the VIE and the VIE’s subsidiaries have not been denied any permission or approval by any PRC authority as of the date of this annual report. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If our PRC subsidiaries, the VIE or the VIE’s subsidiaries do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under the currently effective PRC laws and regulations, as of the date of this annual report, we are not aware of, after consulting our PRC legal counsel, Fangda Partners, any PRC laws or regulations which explicitly require us to obtain any permission from or complete any filing with the CSRC or go through a cybersecurity review by the CAC, and we, our PRC subsidiaries and the VIE, (i) have not received any requirement from competent PRC authorities to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC authorities to go through cybersecurity review by the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries and VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Furthermore, cash transfers from our PRC subsidiaries and the consolidated affiliated entities to entities outside of mainland China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated affiliated entities in mainland China may not be available to fund operations or for other use outside of mainland China due to the interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated affiliated entities by the PRC government on such currency conversion. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong or Macau on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and the consolidated affiliated entities in China are subject to restrictions on paying dividends or making other payments to our holding company, which may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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
(3)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Under PRC law, Tuniu Corporation may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, Tuniu Corporation did not make any capital contribution to our intermediate holding companies and subsidiaries. For the years ended December 31, 2020, 2021 and 2022, our intermediate holding companies and subsidiaries and the consolidated affiliated entities received no capital contribution or loan investment from Tuniu Corporation. VIE and its subsidiaries obtained financing from external banks for their operations with the amount of RMB2.1 million for the year ended December 31, 2022, and repaid RMB199.0 million and RMB284.1 million for the years ended December 31, 2020 and 2021, respectively.

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

Financial Information Related to the VIE

The following table presents the condensed consolidating schedules of financial position for the VIE and other entities as of the dates presented.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2021
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	4,712	254,173	761	89,431	—	349,077
Restricted cash	—	26,111	—	20,410	—	46,521
Short-term investments	—	298,201	11,600	306,100	—	615,901
Accounts receivable, net	—	—	—	111,941	—	111,941
Intercompany loan receivables (1)	—	184,546	—	—	(184,546)	—
Amounts due from Group companies (2)	6,855,545	3,173,186	116,142	424,829	(10,569,702)	—
Amounts due from related parties	—	164	—	14,805	—	14,969
Prepayments and other current assets	130	288,526	1,922	46,455	—	337,033
Total current assets	6,860,387	4,224,907	130,425	1,013,971	(10,754,248)	1,475,442
Non-current assets:
Long-term investments (3)	—	66,000	—	175,947	(40,000)	201,947
Property and equipment, net	—	56,421	676	41,062	—	98,159
Intangible assets, net	—	2,186	1,265	51,925	—	55,376
Land use right, net	—	94,652	—	—	—	94,652
Operating lease right-of-use assets, net	—	20,274	—	27,841	—	48,115
Goodwill	—	47,388	—	184,619	—	232,007
Other non-current assets	—	5,343	2	86,766	—	92,111
Total non-current assets	—	292,264	1,943	568,160	(40,000)	822,367
Total assets	6,860,387	4,517,171	132,368	1,582,131	(10,794,248)	2,297,809
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	9,981	—	184,546	(184,546)	9,981
Accounts and notes payable	—	57,910	—	325,716	—	383,626
Amounts due to Group companies (2)	—	5,284,262	13,934	5,271,506	(10,569,702)	—
Amounts due to related parties	—	2,481	—	2,198	—	4,679
Salary and welfare payable	—	6,603	2,469	24,689	—	33,761
Taxes payable	—	448	3,443	4,113	—	8,004
Advances from customers	—	16,152	—	123,625	—	139,777
Operating lease liabilities, current	—	12,099	—	4,457	—	16,556
Accrued expenses and other current liabilities	8,038	43,454	414	330,723	—	382,629
Total current liabilities	8,038	5,433,390	20,260	6,271,573	(10,754,248)	979,013
Non-current liabilities:
Operating lease liabilities, non-current	—	14,897	—	23,935	—	38,832
Deferred tax liabilities	—	2,138	—	10,341	—	12,479
Long-term borrowings	—	14,344	—	—	—	14,344
Investment deficit in subsidiaries and Affiliated Entities (4)	5,583,205	4,546,165	4,658,273	—	(14,787,643)	—
Total non-current liabilities	5,583,205	4,577,544	4,658,273	34,276	(14,787,643)	65,655
Total liabilities	5,591,243	10,010,934	4,678,533	6,305,849	(25,541,891)	1,044,668
Redeemable noncontrolling interests	—	27,200	—	—	—	27,200
Equity
Total Tuniu Corporation shareholders’ equity	1,269,144	(5,583,205)	(4,546,165)	(4,658,273)	14,787,643	1,269,144
Noncontrolling interests (3)	—	62,242	—	(65,445)	(40,000)	(43,203)
Total equity	1,269,144	(5,520,963)	(4,546,165)	(4,723,718)	14,747,643	1,225,941
Total liabilities, redeemable noncontrolling interests and equity	6,860,387	4,517,171	132,368	1,582,131	(10,794,248)	2,297,809

	As of December 31, 2022
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,292	74,865	919	76,759	—	153,835
Restricted cash	—	42,212	—	1,840	—	44,052
Short-term investments	—	438,241	2,700	283,472	—	724,413
Accounts receivable, net	—	—	—	33,644	—	33,644
Intercompany loan receivables (1)	—	187,737	—	—	(187,737)	—
Amounts due from Group companies (2)	7,077,952	3,401,106	114,505	450,135	(11,043,698)	—
Amounts due from related parties	—	73	—	957	—	1,030
Prepayments and other current assets	151	202,731	2,940	37,172	—	242,994
Total current assets	7,079,395	4,346,965	121,064	883,979	(11,231,435)	1,199,968
Non-current assets:
Long-term investments (3)	—	63,871	—	206,691	(40,000)	230,562
Property and equipment, net	—	52,446	567	32,169	—	85,182
Intangible assets, net(5)	—	77,948	—	26,924	(74,200)	30,672
Land use right, net	—	92,590	—	—	—	92,590
Operating lease right-of-use assets, net	—	5,252	—	27,952	—	33,204
Goodwill	—	46,536	—	68,125	—	114,661
Other non-current assets	—	5,119	2	85,970	—	91,091
Total non-current assets	—	343,762	569	447,831	(114,200)	677,962
Total assets	7,079,395	4,690,727	121,633	1,331,810	(11,345,635)	1,877,930
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	7,517	—	187,737	(187,737)	7,517
Accounts and notes payable	—	71,975	—	189,898	—	261,873
Amounts due to Group companies (2)	—	5,749,018	13,934	5,280,746	(11,043,698)	—
Amounts due to related parties	—	2,547	—	2,163	—	4,710
Salary and welfare payable	—	7,352	2,349	16,806	—	26,507
Taxes payable	—	54	2,389	1,604	—	4,047
Advances from customers	—	20,543	—	78,356	—	98,899
Operating lease liabilities, current	—	9,680	—	2,759	—	12,439
Accrued expenses and other current liabilities	6,559	30,818	413	320,522	—	358,312
Total current liabilities	6,559	5,899,504	19,085	6,080,591	(11,231,435)	774,304
Non-current liabilities:
Operating lease liabilities, non-current	—	2,326	—	24,156	—	26,482
Deferred tax liabilities	—	765	—	6,074	—	6,839
Long-term borrowings	—	11,959	—	—	—	11,959
Investment deficit in subsidiaries and Affiliated Entities (4)	5,964,812	4,667,905	4,696,253	—	(15,328,970)	—
Total non-current liabilities	5,964,812	4,682,955	4,696,253	30,230	(15,328,970)	45,280
Total liabilities	5,971,371	10,582,459	4,715,338	6,110,821	(26,560,405)	819,584
Redeemable noncontrolling interests	—	27,200	—	—	—	27,200
Equity
Total Tuniu Corporation shareholders’ equity	1,108,024	(5,964,812)	(4,593,705)	(4,696,253)	15,254,770	1,108,024
Noncontrolling interests (3)	—	45,880	—	(82,758)	(40,000)	(76,878)
Total equity	1,108,024	(5,918,932)	(4,593,705)	(4,779,011)	15,214,770	1,031,146
Total liabilities, redeemable noncontrolling interests and equity	7,079,395	4,690,727	121,633	1,331,810	(11,345,635)	1,877,930

Selected Condensed Consolidating Statements of Comprehensive Loss Information

	For the Year Ended December 31, 2020
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	42,122	—	408,137	—	450,259
Intra-Group revenues (5)	—	22,093	15,355	77,565	(115,013)	—
Total revenues	—	64,215	15,355	485,702	(115,013)	450,259
Total costs and expenses (5)	(4,293)	(862,243)	(38,747)	(996,345)	110,574	(1,791,054)
Loss from operations	(4,293)	(798,028)	(23,392)	(510,643)	(4,439)	(1,340,795)
Other income/(expenses) (5)	(1,691)	24,927	798	(38,746)	4,439	(10,273)
Investment in loss from subsidiaries and Affiliated Entities (4)	(1,301,972)	(532,000)	(509,406)	—	2,343,378	—
Loss before income tax expense	(1,307,956)	(1,305,101)	(532,000)	(549,389)	2,343,378	(1,351,068)
Income tax (expense)/benefit	—	(2,151)	—	8,792	—	6,641
Equity in income of unrelated affiliates	—	797	—	—	—	797
Net loss	(1,307,956)	(1,306,455)	(532,000)	(540,597)	2,343,378	(1,343,630)
Net loss attributable to noncontrolling interests	—	(4,483)	—	(31,191)	—	(35,674)
Net loss attributable to Tuniu Corporation	(1,307,956)	(1,301,972)	(532,000)	(509,406)	2,343,378	(1,307,956)

	For the Year Ended December 31, 2021
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	197,876	—	228,472	—	426,348
Intra-Group revenues (5)	—	15,339	24,134	21,117	(60,590)	—
Total revenues	—	213,215	24,134	249,589	(60,590)	426,348
Total costs and expenses (5)	(3,688)	(307,287)	(25,841)	(325,803)	54,732	(607,887)
Loss from operations	(3,688)	(94,072)	(1,707)	(76,214)	(5,858)	(181,539)
Other income (5)	6,996	12,291	922	26,408	5,858	52,475
Investment in loss from subsidiaries and Affiliated Entities (4)	(124,832)	(43,643)	(42,858)	—	211,333	—
Loss before income tax expense	(121,524)	(125,424)	(43,643)	(49,806)	211,333	(129,064)
Income tax (expense)/benefit	—	(1,799)	—	1,669	—	(130)
Equity in income of unrelated affiliates	—	726	—	—	—	726
Net loss	(121,524)	(126,497)	(43,643)	(48,137)	211,333	(128,468)
Net loss attributable to noncontrolling interests	—	(1,665)	—	(5,279)	—	(6,944)
Net loss attributable to Tuniu Corporation	(121,524)	(124,832)	(43,643)	(42,858)	211,333	(121,524)

	For the Year Ended December 31, 2022
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	24,700	—	158,920	—	183,620
Intra-Group revenues (5)	—	6,366	10,348	105,600	(122,314)	—
Total revenues	—	31,066	10,348	264,520	(122,314)	183,620
Total costs and expenses (5)	(3,593)	(118,547)	(20,194)	(298,226)	46,726	(393,834)
Loss from operations	(3,593)	(87,481)	(9,846)	(33,706)	(75,588)	(210,214)
Other income/(expenses) (5)	8,797	8,667	287	(12,944)	1,388	6,195
Investment in loss from subsidiaries and Affiliated Entities (4)	(198,586)	(121,785)	(38,026)	—	358,397	—
Loss before income tax expense	(193,382)	(200,599)	(47,585)	(46,650)	284,197	(204,019)
Income tax (expense)/benefit	—	(437)	—	1,168	—	731
Equity in income/(loss) of unrelated affiliates	—	1,187	—	(895)	—	292
Net loss	(193,382)	(199,849)	(47,585)	(46,377)	284,197	(202,996)
Net loss attributable to noncontrolling interests	—	(1,263)	—	(8,351)	—	(9,614)
Net loss attributable to Tuniu Corporation	(193,382)	(198,586)	(47,585)	(38,026)	284,197	(193,382)

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2020
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in)/provided by transactions with intra-Group entities	—	(50,124)	20,656	29,468	—	—
Net cash used in transactions with external parties	(4,779)	(399,187)	(30,072)	(879,077)	—	(1,313,115)
Net cash (used in)/provided by operating activities	(4,779)	(449,311)	(9,416)	(849,609)	—	(1,313,115)
Receipts of repayment from/(loans to) Group companies, net	—	30,732	102,723	—	(133,455)	—
Other investing activities	5,292	344,824	(93,000)	901,947	—	1,159,063
Net cash provided by/(used in) investing activities	5,292	375,556	9,723	901,947	(133,455)	1,159,063
Repayment of loan from Group companies, net	—	—	—	(133,455)	133,455	—
Other financing activities	(250)	(10,296)	—	(199,000)	—	(209,546)
Net cash (used in)/provided by financing activities	(250)	(10,296)	—	(332,455)	133,455	(209,546)

	For the Year Ended December 31, 2021
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in)/provided by transactions with intra-Group companies	—	(20,636)	—	20,636	—	—
Net cash used in transactions with external parties	(2,341)	(12,906)	(30)	(211,065)	—	(226,342)
Net cash used in operating activities	(2,341)	(33,542)	(30)	(190,429)	—	(226,342)
Receipts of repayment from/(loans to) Group companies, net	—	83,908	(92,007)	—	8,099	—
Other investing activities	6,020	194,939	91,400	411,467	—	703,826
Net cash provided by/(used in) investing activities	6,020	278,847	(607)	411,467	8,099	703,826
Borrowings under loan from Group companies, net	—	—	—	8,099	(8,099)	—
Other financing activities	373	(60,835)	—	(284,100)	—	(344,562)
Net cash provided by/(used in) financing activities	373	(60,835)	—	(276,001)	(8,099)	(344,562)

	For the Year Ended December 31, 2022
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by/(used in) transactions within Group companies	—	(12,896)	20,067	70,829	(78,000)	—
Net cash used in transactions with external parties	(2,205)	36,615	(28,839)	(148,562)	—	(142,991)
Net cash used in operating activities	(2,205)	(54,281)	(8,772)	(77,733)	(78,000)	(142,991)
Receipts of repayment from/(loans to) Group companies, net	70	128,626	(92,007)	—	(36,689)	—
Purchase of intangible assets within Group companies	—	(78,000)	—	—	78,000	—
Other investing activities	(1,059)	(232,150)	100,300	81,081	—	(51,828)
Net cash (used in)/provided by investing activities	(989)	(181,524)	8,293	81,081	41,311	(51,828)
Borrowings under loan from Group companies, net	—	—	—	(36,689)	36,689	—
Other financing activities	46	(2,632)	—	2,100	—	(486)
Net cash provided by/(used in) financing activities	46	(2,632)	—	(34,589)	36,689	(486)
(1)	It represents the elimination of intercompany loan provided by other subsidiaries to VIE and its subsidiaries.
(2)	It represents the elimination of the intercompany balances among Tuniu Corporation, other subsidiaries, primary beneficiary of VIE, and VIE and its subsidiaries.
(3)	The VIE invested in a subsidiary of other subsidiaries and measured at cost and such investment is eliminated with noncontrolling interests of other subsidiaries.
(4)	It represents the elimination of the investments among Tuniu Corporation, other subsidiaries, primary beneficiary of VIE, and VIE and its subsidiaries.
(5)	It represents the elimination of the intercompany transactions at the consolidation level, as follows:

Charges to the VIE

(i)	Technology consulting service fees and group management fees charged by other subsidiaries and the primary beneficiary of the VIE to the VIE and its subsidiaries, in aggregate amounting to RMB12.8 million, RMB16.3 million and RMB6.2 million for the years ended 2020, 2021 and 2022, respectively. These charges are recognized as operating expenses by the VIE and its subsidiaries.
(ii)	Revenue was recognized by other subsidiaries for interest on loans to the VIE and its subsidiaries, in the amounts of RMB4.4 million, RMB5.9 million and RMB1.4 million for the years ended 2020, 2021 and 2022, respectively. These charges are recognized as interest expense by the VIE and its subsidiaries.

Charges by the VIE

(i)	Royalty fees charged by the VIE and its subsidiaries to other subsidiaries and the primary beneficiary of the VIE for the usage of software owned by VIE and its Subsidiaries in the amounts of RMB77.6 million, RMB21.1 million and RMB27.6 million for the years ended 2020, 2021 and 2022, respectively. These charges are recognized as operating expenses by the other subsidiaries and the primary beneficiary of the VIE.

Charges between other entities

(i)	Group management fees charged by the primary beneficiary of the VIE to other subsidiaries in the Group.

Purchase of intangible assets from VIE

(i)	Software copyrights transferred from the VIE and its subsidiaries to other subsidiaries amounting to RMB78.0 million for the year ended 2022. These software copyrights are recognized as intangible assets by the other subsidiaries and subsequently amorttized on a straight-line basis over their estimated useful lives of 5 years.

Transfers of Cash Within the Tuniu Group

Transfer of cash do not necessarily equal amounts charged, due to the timing of payments. The following is a summary of cash transfers that have occurred between our subsidiaries and the VIE and its subsidiaries (in thousands):

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash paid by our subsidiaries to the VIE and its subsidiaries for royalties	29,468	22,000	5,776
Cash paid by the VIE and its subsidiaries to our subsidiaries under service agreements	—	(1,364)	(8,169)
Cash paid by the VIE and its subsidiaries to our subsidiaries for intra-Group financing	(133,455)	—	(36,759)
Cash received by the VIE and its subsidiaries from our subsidiaries for intra-Group financing	—	8,099	—
Cash paid by our subsidiaries to the VIE and its subsidiaries for purchase of intangible assets	—	—	(78,000)

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in the mainland China could also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from the mainland China, the legal risks associated with being based in and having operations in the mainland China could apply to our operations in Hong Kong and Macau, if the laws applicable to the Chinese mainland become applicable to entities and businesses in Hong Kong and Macau in the future. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Corporate Structure

●	Tuniu Corporation is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, the VIE, and investors of Tuniu face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our Company as a whole. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on contractual arrangements with Nanjing Tuniu and its shareholders for the operation of our business, which may not be as effective as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. If we are unable to direct the activities of and derive economic benefits from the VIE, we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results.”
●	Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform, and our ADSs may decline in value or become worthless.
●	Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.” The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Any failure to obtain or delay in obtaining such approval for our offshore offerings, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Our Business and Industry

●	Our business operation, financial condition, results of operations and cash flows have been and may continue to be materially and adversely affected by the COVID-19 outbreak and spread.
●	Declines or disruptions in the leisure travel industry may materially and adversely affect our business and results of operations.
●	We face risks related to natural disasters and health epidemics.
●	If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or retain existing customers, and our business, financial condition and results of operations could suffer.
●	Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.
●	We have incurred losses in the past and will likely incur losses in the future.
●	We face intense competition and may not be able to compete successfully against existing and new competitors.
●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
●	If we are unable to maintain existing relationships with travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer.
●	We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

Risks Related to our ADSs and Class A Ordinary Shares

●	Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.
●	The trading prices of our ADSs have fluctuated and may continue to be volatile regardless of our operating performance.
●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	The sale or availability for sale of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their market price.

Risks Related to Our Corporate Structure

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform, and our ADSs may decline in value or become worthless.

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

We are a Cayman Islands company and our wholly owned PRC subsidiary, Beijing Tuniu, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through a series of contractual arrangements entered into among Beijing Tuniu, Nanjing Tuniu, and the shareholders of Nanjing Tuniu. As a result of these contractual arrangements, we are able to direct the activities of and derive economic benefits from Nanjing Tuniu and its subsidiaries and consolidate their results of operations in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of our PRC counsel, Fangda Partners, the ownership structure of Nanjing Tuniu, each of the shareholders’ voting rights agreement, powers of attorney, equity interest pledge agreement and purchase option agreement entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, and the cooperation agreement between Beijing Tuniu and Nanjing Tuniu, which establish our contractual arrangement with Nanjing Tuniu and its shareholders, and these agreements are valid, binding and enforceable in accordance with their terms. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court. We are also advised by our PRC counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above.

If the VIE structure and business of our company, our PRC subsidiaries or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant government authorities would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of our PRC subsidiaries or the consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or the consolidated affiliated entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our financing activities, such as our private placements, to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE. If any of these occurrences result in our inability to direct the activities of any of the consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform, and our ADSs may decline in value or become worthless” and “Item 4. Information on the Company—C. Organizational Structure.” In March 2019, the NPC promulgated the Foreign Investment Law, or the PRC Foreign Investment Law. In December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and the Implementation Rules both became effective on January 1, 2020 and replaced major existing laws and regulations governing foreign investment in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and the Implementation Rules do not use the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor do they explicitly provide the VIE structure as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Since the PRC Foreign Investment Law and the Implementation Rules are newly adopted, and relevant government authorities may promulgate future laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 draft PRC Foreign Investment Law may be reimposed, or the VIE structure adopted by us may be deemed a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether the VIE structures would be treated as a method of foreign investment. If the VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of our businesses operations would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, we would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect our current corporate structure, corporate governance, business, financial conditions and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we are able to complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to respond to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

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

We rely on contractual arrangements with Nanjing Tuniu and its shareholders for the operation of our business, which may not be as effective as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. If we are unable to direct the activities of and derive economic benefits from the VIE, we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding how our contractual arrangements would be interpreted under PRC laws and the ultimate outcome of the resolution of disputes in relation to such contractual arrangements, should arbitration become necessary. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC laws, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to direct the activities of and derive economic benefits from Nanjing Tuniu and its shareholders. As a result, our ability to conduct our business may be negatively affected and we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request them to transfer all of their equity interests in Nanjing Tuniu to a PRC entity or individual designated by us, to the extent permitted by PRC laws. We rely on Mr. Dunde Yu, who is our founder, director and beneficial owner, Mr. Anqiang Chen, who is our Financial Controller, to abide by the PRC laws and regulations. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Nanjing Tuniu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the interpretation and application of the M&A Rules remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

Furthermore, on February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and 5 relevant guidelines, which became effective on March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. According to the Overseas Listing Trial Measures, where Chinese companies that have directly or indirectly listed securities in overseas markets conduct securities offerings and listings, including but not limited to follow-on offerings, secondary listings and going-private transactions, they shall fulfill the filing procedures with and report relevant information to the CSRC. As the Overseas Listing Trial Measures have just been promulgated, there are substantial uncertainties as to its interpretation and implementation. We cannot assure you that we would not be deemed as an indirect overseas listed Chinese company under the Overseas Listing Trial Measures. If we are deemed as an indirect overseas listed Chinese company but fail to complete the filing procedures with the CSRC for any of our future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going-private transactions, or follow relevant reporting requirements thereunder, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. For more details of the Overseas Listing Trial Measures, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Overseas Offering and Listing.” We are currently evaluating the implications and potential impact of the Overseas Listing Trial Measures and will continue to closely monitor the interpretation and implementation of the Overseas Listing Trial Measures. Due to our operations in China and stock listings in U.S., the Overseas Listing Trial Measures and any future PRC, U.S. or other rules and regulations that place restrictions on capital raising could adversely affect our business and results of operations and could significantly limit or completely hinder our ability to offer or continue to offer our ADSs or ordinary shares to investors, and could cause the value of our ADSs or ordinary shares to significantly decline or become worthless.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial conditions and business prospects may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that other approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Draft Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approvals or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approvals or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our businesses, financial conditions, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to the settlement and delivery, they do so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such requirement could materially and adversely affect our business, prospect, financial condition, reputation, and the trading price of our ADSs. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Information Security and Censorship” for more detailed discussion.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that no permission is required from any Chinese authorities (including the CSRC and the CAC) for our previous offshore offerings as of the date of this annual report. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in other jurisdictions. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

The PRC government regulates the internet and related industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

●	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including online information services.

●	The licensing requirements relating to the internet business in China are rapidly evolving and are therefore subject to uncertainties. This means that permits, licenses or operations at some of our PRC subsidiaries and the consolidated affiliated entities may be subject to challenges, or we may not be able to obtain or renew certain permits or licenses, including, without limitation, a Value-Added Telecommunication Business Operating License, which is issued by the local bureau of the MIIT, a Food Business License, which is issued by Jizhou Branch of Tianjin Administration for Market Regulation, Filing Certificates for Operation of Prepacked Food, which are issued by Xuanwu Branch of Nanjing Administration for Market Regulation, Travel Agency Business Licenses, which are issued by the local bureau of and/or the then Ministry of Tourism, or the Ministry of Culture and Tourism which has replaced the Ministry of Tourism, Approval Documents for Operation of Small-sum Loan Business, which are issued by the Guangzhou Municipal Bureau of Finance, an Insurance Intermediary License, which is issued by the local bureau of the CBIRC, a Securities and Futures Business Operation License, which is issued by the CSRC, Insurance Agency Concurrent-business Licenses, which are issued by the CBIRC. Violation of relevant laws and regulations governing these licenses, approvals, filings or qualifications may result in penalties and even suspension or revocation of the licenses, approvals, filings or qualifications. Failure to obtain, maintain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, we have not obtained the internet audio-visual program transmission license, or Audio-Visual License, for providing the internet audio-visual program services and content on our platform in China, for which we are not qualified to apply, because the current applicable laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. In addition, we have not completed filing for distributing publications and providing live streaming services on our platform.
●	New laws and regulations may be promulgated to regulate internet activities, including online advertising and internet cultural activities. Other aspects of our online operations may be further regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may exert influence over our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. All the operational risks associated with being based in and having operations in mainland China could also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. However, the PRC government may exert influence over our operations in Hong Kong and Macau at any time, which may have a material impact on our ability to conduct business in Hong Kong and Macau and could result in a material adverse change in our operation and/or the value of our ADSs.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are not an operating company in China but a Cayman Island holding company conducting our operations in China through our PRC subsidiaries and the consolidated affiliated entities. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries and the consolidated affiliated entities, including from the proceeds of our financing activities, such as our private placements, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds to fund our existing PRC subsidiaries and the consolidated affiliated entities only through loans or capital contributions or to establish new PRC subsidiaries or new PRC consolidated affiliated entities, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and the consolidated affiliated entities is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund the consolidated affiliated entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC subsidiary or PRC consolidated affiliated entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC subsidiary or PRC consolidated affiliated entity would depend on the relevant PRC entity’s net assets and the applicable statutory multiple at the time of calculation, and the currently applicable statutory multiple is 1.25 according to the latest notice promulgated by the PBOC and SAFE on October 25, 2022. Moreover, any medium or long-term loan to be provided by us to the VIE or other domestic PRC entities must also be registered with the NDRC. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impacts on our ability to fund our PRC entities.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and such enterprises are allowed to use its Renminbi capital converted from foreign exchange capitals to make equity investments, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from its foreign exchange capital for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In June 2016, SAFE promulgated Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which further stipulates that foreign-invested enterprises shall not use Renminbi funds converted from foreign exchange capital for providing loans to non-affiliated enterprises, except as otherwise expressly permitted under its business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., or Tuniu Nanjing Information Technology, include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu Nanjing Information Technology may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. If we convert the net proceeds we receive from our financing activities, such as our private placement into Renminbi pursuant to these Circulars, our use of Renminbi funds for general corporate purposes must be within the business scopes of our PRC subsidiaries. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong or Macau on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities likewise, may not be available to meet our currency demand.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we may not be able to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in mainland China and the consolidated affiliated entities in mainland China. Meanwhile, we may not be able to finance the activities of the consolidated affiliated entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the consolidated affiliated entities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated affiliated entity or future capital contributions by us to our wholly foreign-owned subsidiaries in mainland China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the consolidated affiliated entities when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On June 24, 2022, the Standing Committee of the NPC promulgated the amended PRC Anti-monopoly Law, which came into effect on August 1, 2022. The amended PRC Anti-monopoly Law requires that where concentration of undertakings reaches the filing threshold stipulated by the State Council of the PRC, a filing must be made with the anti-monopoly authority before the parties implement the concentration. Concentration refers to (i) merger of undertakings; (ii) acquisition of control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. The anti-monopoly authority may also require business operators to file for merger control review where concentration of undertakings fails to reach such filing threshold but there is evidence that the concentration has or may have the effect of eliminating or restricting competition. If business operators fail to comply with the mandatory filing requirement, the SAMR is empowered to terminate the transaction, require the disposal of relevant assets, shares or businesses within certain period, or take any other necessary measures to restore the pre-concentration status, and may also impose fines of up to 10% of the previous year’s turnover of the filing obligor if the concentration has or may have the effect of eliminating or restricting competition, or fines of up to RMB 5 million if the concentration does not have such effect. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the merger control review process.

We may expand our business in part by acquiring complementary businesses. Due to the uncertainties associated with the new and evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, complying with the requirements of the amended PRC Anti-monopoly Law, M&A Rules, merger control review rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If we are found to have violated the amended PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to significant fines, and the parts of the transaction causing the prohibited concentration could be ordered to unwind. Such unwinding could affect our business and financial results, and harm our reputation.

The amended PRC Anti-monopoly Law also prohibits business operators from entering into monopoly agreements, which refers to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, among others, unless the business operators can prove the agreements do not have the effect of eliminating or restricting competition, their market share in relevant market is below the standard set by the anti-monopoly authority, or the agreements satisfy certain exemptions under the amended PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. In addition, business operators are prohibited from organizing other business operators to reach any monopoly agreement or providing substantive assistance for others to reach such agreements under the amended PRC Anti-monopoly Law.

In addition, the amended PRC Anti-monopoly Law further regulates monopolistic behaviors in the Internet sector by requiring, among other, that enterprises must not engage in monopolistic behaviors through data and algorithms, technology, capital advantages, or platform rules.

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

On March 10, 2023, the SAMR released the Provisions on the Prohibition of Monopoly Agreements, which came into effect from April 15, 2023. These provisions prohibit competitors from entering into monopoly agreements by way of the meeting of minds, exchange of sensitive information or concerted practices, through the share of data and algorithms, technology, or platform rules. The Provisions on the Prohibition of Monopoly Agreements also prohibit resale price maintenance through the same means.

On March 10, 2023, the SAMR released the Provisions on the Review of Concentration of Undertakings, which came into effect from April 15, 2023. These provisions provide detailed rules on how to operate the “stop-clock mechanism”, allowing the SAMR to suspend the calculation of time period for merger review if (i) the notifying parties fail to provide the documents or information so that the review cannot proceed, (ii) new circumstances or new facts appear, and the review cannot proceed without examining the new circumstances or facts, or (iii) the proposed remedies require further assessment, and the relevant parties request for suspension. If the filing threshold is not met but the proposed concentration has or may have the effect of eliminating or restricting competition, the SAMR can request the undertakings to notify. If the concentration has not yet been implemented, the standstill obligation automatically kicks in. Even if the concentration has been implemented, the undertakings need to file a notification within 120 days and take necessary measures to reduce the negative impact of the concentration on competition, such as temporarily stopping the implementation of the concentration.

As the amended PRC Anti-monopoly Law, the Platform Economy Anti-monopoly Guidelines, the Provisions on the Prohibition of Monopoly Agreements and the Provisions on the Review of Concentration of Undertakings were newly promulgated, we are unable to estimate their specific impact on our businesses, financial conditions, results of operations and prospects.

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

In practice, the PRC government authorities also strengthen the supervision of monopoly and other unfair competition acts, and request to establish a new order of the platform economy. In recent years, the SAMR, together with certain other PRC government authorities convened several administrative guidance meetings, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, as well as the establishment of long-term mechanism for fair market competition in the sharing consumption industry. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meetings, were required to conduct a comprehensive self-inspection and make necessary rectification accordingly. We cannot assure you that our business operations comply with anti-monopoly and unfair competition laws and regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

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

Furthermore, according to the Overseas Listing Trial Measures, if a Chinese overseas listed company issues overseas listed securities to acquire assets, such issuance would be subject to filing requirements. Our ability to carry out our investment and acquisition strategy may be materially and adversely affected due to significant regulatory uncertainty as to the timing of receipt of relevant approvals or completion of relevant filings and whether we will be able to complete such investments and acquisitions in the future in a timely manner or at all.

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

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu in a manner that would materially and adversely affect Beijing Tuniu’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of Nanjing Tuniu to make payments to us may restrict our ability to satisfy our liquidity requirements. The funds in our PRC subsidiaries or the consolidated affiliated entities in mainland China may not be available to fund operations or for other use outside of mainland China due to the interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated affiliated entities by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong or Macau on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong.

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

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementation Rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the relevant tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained its third renewal of such a certificate in December 2022 for another three years. Tuniu Nanjing Information Technology obtained its HNTE certificate in 2017 with a valid period of three years and successfully obtained its first renewal of such a certificate in December 2020 for another three years. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology were eligible to enjoy a preferential tax rate of 15% in 2022 to the extent that they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities. If Nanjing Tuniu and Tuniu Nanjing Information Technology fail to maintain or renew their HNTE qualifications when their current terms expire, they will lose the current preferential tax treatments and their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations. Besides, Beijing Tuniu obtained the HNTE certificate as well in 2018 and expired in 2020. As a result, the applicable enterprise tax rate for Beijing Tuniu has been restored to 25% since 2021. However, since Beijing Tuniu has large amount of accumulated loss in previous years, the increased EIT rate would not result in an immediate adverse effect on our financial condition.

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

Furthermore, on February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and 5 supporting guidelines on the application of Regulatory Rules, which became effective on March 31, 2023. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going-private transactions, and follow the relevant reporting requirements within three working days upon the occurrence of any specified circumstances provided thereunder. See also “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Overseas Offering and Listing.”

According to the Overseas Listing Trial Measures, if we are deemed as an indirect overseas listed Chinese domestic company but fail to complete the filing procedures with the CSRC for any of our future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going-private transactions, or follow any other reporting requirements required thereunder, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council.

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

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

Risks Related to Our Business and Industry

Our business operation, financial condition, results of operations and cash flows have been and may continue to be materially and adversely affected by the COVID-19 outbreak and spread.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including adoption of modified operating hours, remote working arrangements and more stringent workplace sanitation measures, which had a negative impact on our business operations. The operation of our business partners and travel suppliers, including overseas business partners and travel suppliers, were also disrupted, which had negatively affected our business operations, financial condition, results of operations and cash flows.

The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary spending were extremely limited. The travel industry was hit particularly hard. Government authorities in major countries across the world have implemented strict travel bans and adopted different control measures to curb the spread of COVID-19. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, such as temporarily suspending the operation of organized tours in certain regions, quarantining individuals infected with or suspected of having COVID-19, restricting residents from unnecessary travel, encouraging corporate employees to work remotely from home,  cancelling public activities and limiting the number of tourists allowed by tourism sites, among others. In addition, the spread or fear of spread of COVID-19 has caused a significant decline in the level of business and leisure travel both in certain regions and as a whole, and a significant decrease in the demand for our products and services, resulting in customer cancellations, refund requests and reduced new orders relating to our services, which have materially and adversely affected our business, financial condition, results of operations and cash flows.

Furthermore, the payment or repayment abilities or decisions of our business partners and borrowers have been negatively affected by the outbreak of COVID-19, which has increased uncertainties relating to our collection of receivables, and has resulted in additional allowances for doubtful accounts. We have also recorded impairment provisions against certain of our long-term and short-term assets, as the impacts of the COVID-19 pandemic on certain of our long-term and short-term assets are considered to be other than temporary. We have been affirmatively facilitating our customers in their cancellations, rescheduling and refund requests and working with our travel suppliers to weather the difficult situation, for which we have incurred and may continue to incur significant costs and expenses. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruptions to our, our business partners’ and travel suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 around the world, and the prevalence of local, national and international travel restrictions which are highly uncertain and cannot be predicted. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may materially impact our business in a negative way, as demand for leisure travel drops and we incur incremental costs in response to travelers’ cancellations and refund requests. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

Declines or disruptions in the leisure travel industry may materially and adversely affect our business and results of operations.

We are dependent on the leisure travel industry for substantially all of our revenues. The leisure travel industry is dependent on personal discretionary spending levels, which may be materially and adversely affected by economic downturns and recessions. Although the leisure travel industry in China has experienced rapid growth over the past decade, any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operations. See “—Risks Related to Doing Business in China—A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the leisure travel industry and our business, results of operations and financial condition.”

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of other contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. For example, the travel industry was negatively impacted by the outbreak of Ebola hemorrhagic fever in West Africa beginning March 2014, the disappearance of a Malaysia Airlines flight in March 2014 as well as the crashes of Malaysia Airlines and AirAsia flights in July and December 2014, respectively, the earthquake in Jiuzhaigou, China in August 2017, the volcanic eruption in Bali, Indonesia in November 2017, the boat capsizing accident in Phuket island, Thailand in July 2018, as well as the outbreak and spread of the COVID-19 pandemic across the world since December 2019 till now, all of which had a negative impact on our target customers. See “— Our business operation, financial condition, results of operations and cash flows have been and may continue to be materially and adversely affected by the COVID-19 outbreak and spread”. In addition, our overseas leisure travel business may be negatively affected by any adverse changes in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrest, wars, the imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the Nice terrorist attack in France, coup in Turkey, the deployment of THAAD by South Korea in 2016, the political crisis in Maldives in 2018, and the protests in Hong Kong in 2019 and 2020, all negatively impacted short-term travel demand for the tours to the affected regions. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

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

We have incurred net losses historically and will likely continue to incur losses in the future as we grow our business. We had a net loss of RMB1,343.6 million, RMB128.5 million and RMB203.0 million (US$29.4 million) in 2020, 2021 and 2022, respectively. Our historical net losses were partially attributable to our spending associated with our rapidly expanding business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and personnel related expenses. Also, the outbreak and spread of COVID-19 since 2020 have had a detrimental effect on the travel industry and our businesses, which led to net losses.

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

Government authorities have issued certain rules, laws and regulations to regulate the organization and business activities of online small credit companies. However, due to the lack of detailed rules on interpretation and the implementation of such rules, laws and regulations, and the fact that these rules, laws and regulations are expected to continue to evolve with respect to the online small credit companies, there are uncertainties as to how they will be interpreted and implemented. Further, there may be new rules, laws or regulations issued which would set further requirements and restrictions on online small credit companies. In November 2020, the China Banking Regulatory Commission, or the CBRC which is now merged into the China Banking and Insurance Regulatory Commission, or the CBIRC, and the People’s Bank of China, or PBOC, published the draft Interim Measures for Online Small Credit Business, or the Draft Online Small Credit Measures, for public comment. See “Item 4. Information on the Company—B.Business Overview—PRC Regulation—Regulations on Small Credit Companies.” The Draft Online Small Credit Measures, if enacted substantially in the form published for public comment, will change regulatory requirements for online small credit business in various respects. We cannot assure you that our existing practice of the online small credit companies will be deemed to be in full compliance with all rules, laws and regulations that are applicable, or may become applicable to us in the future.

We have limited experience in operating our self-operated local tour operators, which may negatively affect our business, financial condition and results of operations.

Starting in 2016, we further strengthened our presence in the travel supply chain by introducing a number of self-operated local tour operators in major destinations such as Xiamen, Beijing and Changsha. We operate our domestic self-operated local tour operators primarily through Xiamen Suiwang International Travel Service Co., Ltd., our wholly owned subsidiary established in January 2016. Our self-operated local tour operators directly provide destination-based services to our organized tour customers, starting from their arrival at the destination all the way until they depart from the destination. Similar to our travel suppliers, our self-operated local tour operators coordinate the tours based on pre-arranged itineraries and cover all components of the tours including transportation, accommodation, entertainment, meals and tour guide services. The tour guides directly serving our customers are either directly employed by us or working for us on a contractual basis. Through the operation of our self-operated local tour operators, we are able to exercise greater control over the quality of our trips and utilize years of data on travel preferences to design more suitable products for consumers. As of February 28, 2023, we operate our own local tour operators in 32 domestic destinations and 6 international destinations.

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
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, supply, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security”. In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.
●	In July 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and require certain cross-border data transfer be subject to security assessment conducted by the CAC. As these measures took effect recently, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Information Security and Censorship”.

Personal Information and Privacy

●	The Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines, published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of unnecessary user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

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

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and applications thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our businesses and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR. In addition, to the extent we have accessed data in Hong Kong and Macau, we have been in compliance with relevant laws and regulations in Hong Kong and Macau regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. We believe that the laws and regulations in Hong Kong and Macau regarding data security do not have a material impact on our business, as of the date of this annual report. However, if certain laws and regulations in Hong Kong or Macau were to result in oversight over data security that impacts our business in these regions, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

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

We are subject to the Sarbanes-Oxley Act of 2002, or SOX. Section 404 of the SOX requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Our independent registered public accounting firm has also issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022. See “Item 15. Controls and Procedures.” However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SOX. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

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

The COVID 19 has had material adverse impacts on our cash flow for  the past three years. Despite the relaxation of COVID-19 related travel restrictions in mainland China in December 2022, there is still a degree of uncertainty as to how COVID-19 pandemic will continue to impact our results of operations and cash flows for subsequent periods. Together with the negative financial trends, such adverse conditions and events, before consideration of management’s plan, raised a substantial doubt about our ability to continue as a going concern. In response to the COVID-19 pandemic, in 2022, we continue to take actions to improve our liquidity, including scaling down our business operations by reducing capital expenditures and operational expenses that are discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Moving forward, we plan to maintain adequate funds which may provide a sufficient flexibility in adjusting our operation scale to cope with the development of the COVID-19 pandemic, and we will continue to manage our capital expenditures, operational expenses and investments based on our liquidity position and working capital needs. Based on our liquidity assessment, which has considered our operations at the current business scale, the latest developments of COVID-19 pandemic and its possible continuous impact on our business operation, the available funding that will be provided from the maturity of our short-term and long-term investments, and our available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report. As a result, we concluded that business plan, when implemented effectively, will alleviate the substantial doubt on our ability to continue as a going concern. We may require additional cash resources due to unanticipated business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in the dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have granted share options and restricted shares, and may grant share options and other share-based awards in the future, which may materially increase our net loss.

We adopted an incentive compensation plan in 2008, or the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted a separate incentive compensation plan in 2014, or the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” As of February 28, 2023, there were options to acquire 3,242,208 Class A ordinary shares outstanding under the 2008 Plan, and options to acquire 22,369,488 Class A ordinary shares and 219,402 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

Risks Related to Our ADSs and Class A Ordinary Shares

Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “TOUR.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Global Market. The listing standards of the Nasdaq Global Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and various additional requirements. On April 13, 2022, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that because the closing bid price of our ADSs for the last 30 consecutive business days was below US$1.00 per share, we no longer meet the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days. We have until October 10, 2022 to regain compliance with Nasdaq’s minimum bid price requirement. On July 15, 2022, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for 10 consecutive business days from June 30 through July 14, 2022, and the Company has regained compliance with the Nasdaq Listing Rule 5450(a)(1), the Nasdaq minimum bid price requirement, and the matter is closed.

On September 19, 2022, we received written notification from the Listing Qualifications Department of Nasdaq again, notifying us that we no longer meet the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5450(a)(1). We had until March 20, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. On December 13, 2022, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for 10 consecutive business days from November 29 through December 12, 2022, and the Company has regained compliance with the Nasdaq Listing Rule 5450(a)(1), the Nasdaq minimum bid price requirement, and the matter is closed.

However, there can be no assurance that our ADSs will remain in compliance with the Nasdaq Global Market continued listing requirements going forward. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 4.68% of our outstanding ordinary shares as of February 28, 2023, representing 32.92% of our total voting power. As of February 28, 2023, our directors and officers beneficially own an aggregate of 57.4% of our outstanding shares representing 58.2% of our total voting power.

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

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of February 28, 2023, we had 371,398,555 ordinary shares outstanding, comprising of (i) 354,025,055 Class A ordinary shares (excluding 17,932,986 Class A ordinary shares, represented by 5,977,662 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,373,500 Class B ordinary shares. Among these shares, 144,218,034 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares and/or ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our Class A ordinary shares and/or ADSs to decline.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could result in adverse United States federal income tax consequences to United States holders of the ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a “passive foreign investment company,” or PFIC, for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat the consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we direct the activities of their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year ending December 31, 2023 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC in any taxable year during which a U.S. Holder held our ADSs or ordinary shares, such U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holders may be subject to burdensome reporting requirements. Further, if we were classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters Pursuant to Choice

of Court Agreements between the Parties Concerned, or the 2006 Arrangement. Under the 2006 Arrangement, where any designated mainland China court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case pursuant to a “choice of court” agreement in writing, any party concerned may apply to the relevant mainland China court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between mainland China and the Hong Kong Special Administrative Region. Under the 2019 Arrangement, a “choice of court” agreement in writing is no longer required for bilateral judgment recognition and enforcement. The 2019 Arrangement will come into effect after the promulgation of a judicial interpretation by the Supreme People’s Court of China and the completion of the relevant legislative procedures in the Hong Kong Special Administrative Region. The 2019 Arrangement will, upon its effectiveness, supersede the 2006 Arrangement. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Before the effectiveness of the 2019 Arrangement, the 2006 Arrangement remains the applicable mechanism for recognition of judgment between mainland China and Hong Kong and the parties need to have a “choice of court” agreement in writing in order to enforce a judgment rendered by a Hong Kong court in mainland China and vice versa. There are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. On February 24, 2023, the CSRC, together with certain other PRC governmental authorities, issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Revised Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. As the Revised Confidentiality and Archives Administration Provisions were recently promulgated, their interpretation and implementation remain substantially uncertain. See also “—Risks Related to Our ADSs and Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

In May 2015, we entered into a share subscription agreement with each of the following, Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., Unicorn Riches Limited, a special purpose vehicle of Hony Capital, DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., both affiliates of DCM V, L.P., Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (which later changed its name to Trip.com Group Limited), Esta Investments Pte Ltd, an affiliate of Temasek Holdings and Sequoia Capital 2010 CV Holdco, Ltd, an affiliate of Sequoia Capital, pursuant to which we sold a total of 93,750,000 newly issued Class A ordinary shares for US$500 million.

In November 2020, JD.com E-commerce (Investment) Hong Kong Corporation Limited transferred all its Class A ordinary shares to Hopeful Turism Limited, a subsidiary of Caissa Sega Tourism Culture Development Group Co., Ltd., or Caissa Group, and JD.com Investment Limited transferred all its shares in Fabulous Jade Global Limited to Hopeful Turism Limited. As a result of the share transfer, Caissa Group beneficially owned 78,061,780 Class A ordinary shares.

In November 2015, we entered into a share subscription agreement with HNA Tourism Group, or HNA Tourism, pursuant to which an affiliate of HNA Tourism purchased 90,909,091 newly issued Class A ordinary shares from us for US$500 million in January 2016.

In 2016, we acquired 100% controlling interest of one offline travel agency, to further expand our overseas tourism market and promote our destination service. The total purchase price was RMB28.1 million (US$4.0 million), which included cash consideration of RMB16.5 million (US$2.4 million) and RMB11.6 million (US$1.6 million), the fair value of contingent cash consideration to be made based on the achievement of certain revenue and profit targets over the next four years.

In 2018, we acquired 80% controlling interest of one offline travel agency, to further expand our overseas tourism market and promote our destination local tour operator service. The total purchase price was RMB20.2 million (US$2.9 million), which included cash consideration of RMB9.8 million (US$1.4 million) and RMB10.4 million (US$1.5 million), the fair value of contingent cash consideration, as at the acquisition date, to be made based on the achievement of net profit targets over the next four years.

In 2019, we acquired 51% controlling interest in an offline travel agency, and 63.51% controlling equity interest in an online travel agency, to further expand our overseas tourism market and promote our destination local tour operator service. The total purchase price was RMB60.0 million (US$8.6 million), which included cash consideration of RMB52.6 million (US$7.6 million) and RMB7.3 million (US$1.1 million), being the fair value of contingent cash consideration, as at the acquisition date, based on the achievement of certain profit target, to be paid by us over the next four years.

In 2022, we disposed the controlling interests in certain subsidiaries engaging in travel agency business, which were acquired by us before 2020, and only retained non-controlling interests in these former subsidiaries after the disposals. We received proceeds of RMB7.5 million (US$1.1 million) with unpaid amount of RMB9.8 million (US$1.4 million), which is expected to receive in 5 years. As a result of above disposals, we recognized a disposal gain of RMB65.0 million (US$9.4 million).

Tuniu Corporation established a wholly owned PRC subsidiary, Beijing Tuniu, in September 2008. Tuniu (HK) Limited established another wholly owned PRC subsidiary, Tuniu (Nanjing) Information Technology Co., Ltd., in August 2011, and acquired 100% of the equity interests in Beijing Tuniu in September 2011. Through Beijing Tuniu, we direct the business operations of Nanjing Tuniu by entering into a series of contractual arrangements, including purchase option agreement, equity interest pledge agreement, shareholders’ voting rights agreement, powers of attorney and cooperation agreement, with Nanjing Tuniu and its shareholders. Nanjing Tuniu holds our ICP licenses as an Internet content provider and operates our website. Beijing Tuniu International Travel Service Co., Ltd. and Nanjing Tuniu International Travel Service Co. Ltd., both of which are Nanjing Tuniu’s subsidiaries, hold our operation permits for overseas travel business.

These contractual arrangements allow us to:

●	direct the activities of Nanjing Tuniu;
●	receive substantially all of the economic benefits of Nanjing Tuniu; and
●	have an option to purchase all or part of the equity interests in Nanjing Tuniu when and to the extent permitted by PRC law.

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

Our Customer Services

When selecting a travel company or platform, leisure travellers often look beyond factors such as price and selection and focus on enjoyable experiences, in which our customer service plays a crucial part. We believe that the quality customer service provided by our well-trained tour advisors and customer service representatives attract our customers towards our online platform.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2022, we had 123 registered computer software copyrights, 30 registered patent and 27 registered artwork copyrights in China. In addition, as of December 31, 2022, we had 89 registered domain names that were material to our business, including tuniu.com, and 495 registered trademarks, including 途牛 (the Chinese characters of Tuniu), and , and in China.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased travel companies’ liability insurance covering expenses related to accidents caused by us. We have also maintained property insurance policies for our fixed assets covering losses due to fire, explosion, lightning, storm, landslide, subsidence and aircraft damage.

PRC Regulation

This section sets forth a summary of the significant regulations or requirements that affect our business activities in mainland China or our shareholders’ rights to receive dividends and other distributions from us.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, as most recently amended in May 2021, commercial Internet information services operators must obtain an ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. Nanjing Tuniu, our consolidated affiliated entity, obtained ICP licenses issued by the Jiangsu Administration of Telecommunication which will expire in July 2027.

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

In addition to the Telecommunications Regulations and the other regulations as disclosed above, the provision of commercial internet information services on mobile internet applications is regulated by the revised Regulations for the Administration of Mobile Application Information Services, which came into effect on August 1, 2022 and replaced the former Administrative Provisions on Mobile Internet Applications Information Services. Pursuant to the revised Regulations for the Administration of Mobile Application Information Services, mobile app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. In addition, mobile app providers shall, among other things, verify the real identities of registered users; establish and improve procedures for protection of user information and information content censorship, fulfill data security protection obligations and various obligations of minors’ protection, and shall not induce users to download the applications by illegal methods or bad information. Furthermore, mobile app providers who launch new technologies, applications or functions with the attribute of public opinion or the ability of social mobilization shall conduct security assessment in accordance with the relevant provisions. If an application provider violates these regulations, application distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and such application provider may be imposed administrative penalty by the CAC and relevant competent authorities in accordance with relevant laws and regulations. Since 2021, the PRC government has taken steps to strengthen the supervision on the utilization of algorithm in the field of Internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the MPS and the Ministry of State Security jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions, which took effect on March 1, 2022. The Algorithm Recommendation Provisions implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, and stipulate that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conducts such as unreasonable differentiated treatment on transaction conditions based on consumers’ preferences, purchasing habits, and other such characteristics.

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

According to PRC Foreign Investment Law and the Implementation Rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special entry management measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields must comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2021 Negative List, and the Encouraged Industry Catalog for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalog, both were promulgated by the National Development and Reform Commission (the “NDRC”) and the MOC and took effect in January 2022 and January 2023, respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally regarded as restricted fields to foreign investment pursuant to the 2021 Negative List, and we conduct business operations in restricted fields through the VIE.

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

In December 2005, the MPS promulgated Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In addition, the Opinions of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Several Issues Concerning the Application of Criminal Procedures in Handling of Criminal Cases Involving Information Networks, which took effect on September 1, 2022, further provides for detailed procedures facilitating the handling of criminal cases of (i) refusing to perform the obligation of managing the security of the information networks, (ii) illegally using the information networks, or (iii) assisting in the criminal activities of the information networks. In November 2016, the Standing Committee of the NPC promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

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

On September 30, 2022, the CAC, the MIIT and the SAMR jointly promulgated the Administrative Provisions on Internet Pop-up Window Information Push Services. According to these provisions, the following actions, among the others, are prohibited: (i) pushing illegal and detrimental information as provided in the Network Ecological Governance Provisions; (ii) pushing news information through a pop-up window without internet news information service license and other applicable licenses or approvals; (iii) unreasonably pushing different information to member users and non-member users, or by any means interfering or affecting users to close pop-up windows; (iv) using algorithms for profiling minor users and pushing information that may affect their physical and mental health; and (v) pushing pop-up windows showing third-party links and QR codes for malicious redirection. The advertising information pushed through pop-up windows shall be identifiable, with “advertising” and close marks conspicuously indicated therein, and one-click close of advertising information shall be ensured.

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

On November 16, 2022, the CAC promulgated the Revised Administrative Provisions on Services of Online Comment Threading, or the Revised Administrative Provisions, which took effect on December 15, 2022. The Revised Administrative Provisions regulate all internet-based information services with the functions of online comment threading, and explicitly include “likes” in the scope of the services of online comment threading. The Revised Administrative Provisions also specify the way to certify the real identity information of registered users shall be based on the principle of “using the real name at the back end and using an alias or real name voluntarily at the front end”, prohibiting providing services of online comment threading to users who impersonate organizations or other people’s identity information. Under the Revised Administrative Provisions, comment threading service providers shall establish information security management systems to handle complaints and reports, so as to timely detect and deal with unlawful and detrimental information; develop and employ information security management technology for online comment threading to enhance the ability to deal with unlawful and detrimental information; and strengthen review training for online comment threading to improve the professional skills of the reviewing editors. Also, the comment threading service providers are not allowed to infringe upon the legitimate rights and interests of others and public interests, seek illegal gains, maliciously interfere with the comment threading order, or mislead the public opinion by releasing, deleting and pushing comment information, using software, hiring commercial organisations and personnel to disseminate information and other means of interfering with the presentation of comment information.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022. According to these measures, data processors shall be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transmission cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. As these measures took effect recently, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities. In addition, the State Secrecy Bureau has issued provisions authorizing the blocking access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets. As Nanjing Tuniu is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly updates its information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. Nanjing Tuniu has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations. The majority of the content posted on our online platform is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our platform and removing prohibited content. We believe that with these measures in place, no material violations have arisen out of the public dissemination of prohibited content through our online platform under PRC information security laws and regulations in the past. However, there is a significant amount of content posted on our online platform by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant government authority. We believe these measures taken by us are generally in compliance with the relevant laws and regulations.

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

Pursuant to the Cyber Security Law, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify a specific natural persons. Such information includes but not limited to a natural person’s name, date of birth, ID number, biologically identified personal information, address and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with the persons whose data is collected; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, exceptions may apply if the information has been processed and cannot be recovered and thus it is impossible to match such information with any specific persons. On September 12, 2022, the CAC released the Draft Amendments to the Cyber Security Law, which increases the legal liability for violations under the current Cyber Security Law, integrates and unifies the penalties for violation of network operation security protection obligations, violation of critical information infrastructure security protection obligations and violation of personal information protection obligations. Since the amendments was released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes, there still exists substantial uncertainties with respect to the interpretation and implementation of the Cyber Security Law.

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

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, effective from August 1, 2022, or the Account Information Provisions, which regulate the registration, use, and management of Internet users’ account information by Internet information service providers. The Account Information Provisions require Internet information service providers to formulate and disclose internet user account management rules and platform conventions, enter into service agreements with internet users, and clarify the rights and obligations related to account information registration, use, and management. The Internet information service providers shall protect and handle the internet users’ account information in accordance with laws, and take measures to prevent unauthorized access and leakage, tampering, and loss of personal information. The Internet information service providers are also required to set up convenient complaints and whistleblowing portals in prominent locations, publicly provide complaints and reporting channels, improve mechanisms for complaints and reporting acceptance, screening, handling, and feedback, clarify processing procedures and set feedback time limits, as well as promptly handle complaints and whistleblowing from users and the public.

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

According to the Law of the PRC on the Protection of Minors (2020 Revision) effective from June 1, 2021, among others, live broadcasting service providers are not allowed to provide minors under age 16 with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live broadcasting publisher accounts.

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

On May 7, 2022, the MCT, the NRTA and the CAC jointly promulgated the Opinions on Regulating Online Live Streaming Tipping to Strengthen the Protection of Minors, requiring, among others, online platforms to establish special customer service team for minors to prioritize the handling of complaints and disputes related to minors, and timely refund the tipping from minors using adults’ accounts. Furthermore, on July 8, 2022, the NRTA and the MCT promulgated the Code of Conduct for Online Streamers, further providing that online streamers shall not use minors or minor characters to conduct non-advertising commercial promotions, performance or as gimmicks to obtain commercial or improper benefits, and shall protect the legitimate rights and interests of minors.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and 5 supporting guidelines on the application of Regulatory Rules, which became effective on March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going-private transactions, and follow the relevant reporting requirements within three working days upon the occurrence of any specified circumstances provided thereunder. Moreover, an overseas offering and listing is prohibited if (i) it is prohibited by PRC laws, regulations or other relevant rules, (ii) it may endanger national security as reviewed and determined by competent PRC authorities, (iii) in recent three years, the Chinese operating entities, or their controlling shareholders and actual controllers have committed any criminal act of corruption, bribery, embezzlement of property, misappropriation of property or disruption of the socialist market economic order, (iv) the Chinese operating entities are currently under investigations for suspicion of criminal offenses or major violations, and no clear conclusion has been reached yet; or (v) there is material ownership disputes over the equity held by the controlling shareholder or the shareholder(s) under the control of the controlling shareholder or the actual controller.

According to the Overseas Listing Trial Measures, if we are deemed as an indirect overseas listed Chinese domestic company but fail to complete the filing procedures with the CSRC for any of our future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going-private transactions, or follow any other reporting requirements required thereunder, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council.

On February 24, 2023, the CSRC, together with certain other PRC governmental authorities, issued the Revised Confidentiality and Archives Administration Provisions, which became effective on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or relevant competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities firms and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism. As the Revised Confidentiality and Archives Administration Provisions were recently promulgated, their interpretation and implementation remain substantially uncertain.

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

In November 2010, CNTA and China Insurance Regulatory Commission, which has been merged into the China Banking and Insurance Regulatory, jointly promulgated the Measures for the Administration of the Liability Insurance of Travel Companies, or the Liability Insurance Measures, which became effective as of February 1, 2011. Travel companies are required to procure travel company liability insurance pursuant to the Liability Insurance Measures. The insurance companies are required to, subject to the liability limits provided under the insurance agreement, reimburse the travel companies for the compensation made by the travel companies for the personal injury or death and the loss of properties of tourists and the relevant tour guides or tour leaders. Pursuant to the Liability Insurance Measures, the liability limit for the personal injury or death of each person cannot be less than RMB200,000. Each of the relevant consolidated affiliated entities engaged in travel agent business has procured and is covered by valid travel company liability insurance.

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

Regulations on Advertising Business

The SAMR is the primary government authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

●	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the NPC as most recently amended on April 29, 2021 and effective as of the same date;
●	Administrative Regulations for Advertising, promulgated by the PRC State Council on October 26, 1987 and effective since December 1, 1987.
●	Regulations on Internet Information Search Services, promulgated by the CAC on June 25, 2016 and effective on August 1, 2016 ;
●	Interim Measures for Administration of Internet Advertising, promulgated by the SAIC on July 4, 2016 and effective on September 1, 2016 , which will be replaced by the Administrative Measures for Internet Advertising on May 1, 2023; and
●	Administrative Measures for Internet Advertising, promulgated by the SAMR on February 25, 2023 and to be effective on May 1, 2023.

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

On February 25, 2023, the SAMR released the Administrative Measures for Internet Advertising, which will come into effect from May 1, 2023 and replace the Interim Measures for Administration of Internet Advertising. The Administrative Measures for Internet Advertising set out, among other things, the following key requirements for Internet advertising activities:

●	online advertisements for tobacco (including e-cigarettes) are not allowed, and online advertisements for prescription medicine are not allowed unless otherwise permitted by laws and regulations;

●	online advertisements for special commodities and services such as medical treatments, pharmaceuticals, medical devices, agrochemicals, veterinary medicine, health foods and food for special medical purposes must be reviewed by competent authorities before online publication, and the advertisements for such commodities and services are not allowed to be published in the form of introducing health and wellness knowledge. In addition, when introducing health and wellness knowledge, information such as the address or contact information of commodity operators or service providers and shopping links related to these products must not appear on the same page or at the same time;
●	advertisements for medical treatments, pharmaceuticals, health foods, special medical purpose formula foods, medical devices, cosmetics, alcohol, beauty advertisements, and online game advertisements that are detrimental to the physical and mental health of minors shall not be published on internet media targeted to minors;
●	Internet advertisements must be visibly marked as “advertisement”, while paid-search results must be obviously distinguished from natural search results;
●	when promoting commodities or services through knowledge introduction, experience sharing or consumer evaluation, and purchase methods such as shopping links are attached, the advertisements publishers shall visibly mark them as “advertisements”;
●	“pop-up ads” must be clearly marked with a “close” sign and be closable with one click. Furthermore, the advertisers and publishers are prohibited from engaging in the following behaviors that affect one-click closure: (i) there is no “close” sign or the timing is over to close the advertisements; (ii) the “close” sign is false, not clearly identifiable or difficult to locate which set up obstacles to close the advertisements; (iii) closing the advertisements requires more than two clicks; (iv) during the process of browsing the same page or document, the advertisements continue to pop up after closing, which affect users’ normal use of the network. These requirements also apply to app-opening ads displayed when launching an internet application;
●	if the Internet advertisements are published by means of algorithmic recommendation or other technologies, the rules related to algorithm recommendation services and advertising records shall be included in the advertising archives.

The advertisers are responsible for the authenticity of the content of Internet advertisements, while the Internet advertisement publishers and advertisement agencies are required to establish, improve, and implement registration, review, and archive management systems for Internet advertising businesses, which include verifying and registering advertiser information, verifying supporting documents and advertisements content, and allocating advertising review personnel familiar with advertising laws and regulations or establish advertising review bodies.

The Administrative Measures for Internet Advertising require Internet platform operators providing Internet information services to take measures to prevent and stop illegal advertisements, which include recording and storing the real identity information of users who publish advertisements for at least three years, monitoring and investigating the content of advertisements, and employing other measures to stop illegal advertisements. Internet platform operators are also required to establish effective complaint and reporting mechanisms, cooperate with market regulatory departments in investigating illegal conduct, and use measures such as warnings, suspending or terminating services for users who publish illegal advertisements. Furthermore, Internet platform operators are prohibited from using technical means or other methods to obstruct market regulatory departments’ advertising monitoring.

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

According to the Notice of the General Office of the CBIRC on Relevant Matters of Further Regulating the Internet Personal Insurance Businesses of Insurance Institutions promulgated on October 12, 2021, the insurance intermediary institution carrying out the Internet personal insurance business shall be a national institution and shall have corresponding technical capacity, operating capacity and service capacity, the customer service personnel of an insurance intermediary institution are not allowed to conduct proactive marketing and their salaries shall not be linked to the sales assessment indicators of the Internet personal insurance.

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

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The State Intellectual Property Office, formerly the PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2022, we had 495 registered trademarks in different applicable trademark categories and were in the process of applying to register 9 trademarks in China.

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

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017 and effective on November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. The MIIT issued Administrative Measures on Internet Domain Name on August 14, 2017 and then CNNIC issued Rules for the Implementations of the Registration of State Top-Level Domain Name on June 18, 2019, which set forth basic rules for registration of domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services to further regulate the use of domain names in internet information services. As of December 31, 2022, we had 89 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the NPC in 1990, as amended in 2001, 2010 and 2020, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002, 2011 and 2013. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered 27 artwork copyrights in China.

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

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2022, we had 123 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the NPC in 1984, as amended in 1992, 2000, 2008 and 2020, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. As of December 31, 2022, we had 30 registered patents in China.

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

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with competent government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of mainland China.

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

In addition, the STA has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

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

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

C.Organizational Structure

We restructured the ownership structure of Nanjing Tuniu, the VIE, in February 2021, during which the shareholders of Nanjing Tuniu other than Messrs Dunde Yu transferred all of their equity interest in Nanjing Tuniu to Messrs Dunde Yu and Anqiang Chen. On February 19, 2021, Beijing Tuniu, Nanjing Tuniu and the then existing shareholders of Nanjing Tuniu, namely Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang entered into a termination agreement to terminate the existing contractual arrangements and, on the same day, Beijing Tuniu, Nanjing Tuniu and the new shareholders of Nanjing Tuniu, namely Dunde Yu and Anqiang Chen, entered into new contractual arrangements which are substantially similar to the contractual arrangements we have historically adopted. See “Agreements that enable us to direct the activities of Nanjing Tuniu” below.

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

Agreements that Enable us to Direct the Activities of Nanjing Tuniu

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

In 2020, 2021 and 2022, we received service fees of RMB12.8 million, RMB16.3 million and RMB6.2 million (US$0.9 million), respectively, from the consolidated affiliated entities, which were eliminated on consolidated financial statements.

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

A.Operating Results

Overview

We are a leading online leisure travel company in China. We offer integrated travel service with a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travellers on our platform. Our platform offers product portfolio consisting of organized tours, self-guided tours, and tickets for all popular domestic and overseas tourist attractions.

We generated net revenues of RMB450.3 million, RMB426.3 million and RMB183.6 million (US$26.6 million) in 2020, 2021 and 2022, respectively. We recognized revenues from most of the organized tours on a net basis as a result of changes in our role in the organized tour arrangements since the beginning of 2017 (except for certain business arrangements under which we take substantive inventory risks and the self-operated local tour operators in which we act as a principal, for which revenues are recognized on gross basis). We had a net loss of RMB1,343.6 million, RMB128.5 million and RMB203.0 million (US$29.4 million) in 2020, 2021 and 2022, respectively. We generally collect payments from our customers upon contract confirmation before we pay travel suppliers. Our net cash used in operating activities was RMB1,313.1 million, RMB226.3 million and RMB143.0 million (US$20.7 million) in 2020, 2021 and 2022, respectively.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues were RMB237.1 million, RMB254.8 million and RMB94.1 million (US$13.6 million) in 2020, 2021 and 2022, respectively, representing 56%, 60% and 51% of our revenues, respectively. Our operating expenses were RMB1,554.0 million, RMB353.1 million and RMB299.8 million (US$43.5 million) in 2020, 2021 and 2022, respectively, representing 345%, 83% and 163% of our revenues, respectively. The costs and expenses were affected by the level of spending associated with our business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives and expenses related to technology, product development and administrative personnel such as share-based compensation. The percentage of our costs and expenses compared to our revenues were greatly impacted by the sharp reduction in revenues caused by COVID-19 related travel restrictions in China – see “Impact of COVID-19 on Our Operations”. Our past results of operations should not be taken as indicative of our future performance. Our sales and marketing expenses were RMB372.0 million, RMB150.5 million and RMB103.6 million (US$15.0 million) in 2020, 2021 and 2022, respectively. Upon resuming normalized operations, we aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

Impact of COVID-19 on Our Operations

The travel industry was hit particularly hard by the COVID-19 pandemic. Government authorities in major countries across the world have implemented strict travel bans and adopted different control measures to curb the spread of COVID 19. In connection with intensifying efforts to contain the spread of COVID 19, the Chinese government has taken a number of actions, such as temporarily suspending the operation of organized tours in certain regions, quarantining individuals infected with or suspected of having COVID 19, restricting residents from unnecessary travel, encouraging corporate employees to work remotely from home, cancelling public activities and limiting the number of tourists allowed by tourism sites, among others. In addition, the spread or fear of spread of COVID 19 has caused a significant decline in the level of business and leisure travel both in certain regions and as a whole, and a significant decrease in the demand for our products and services, resulting in customer cancellations, refund requests and reduced new orders relating to our services. In addition, allowances for doubtful accounts and impairment provisions against our long-term assets both increased. As a result, our results of operations for the years ended December 31, 2020, 2021 and 2022 have been significantly and negatively affected by the COVID-19 pandemic. In response to the COVID 19 pandemic, we have quickly adopted cost control measures to mitigate a significant slowdown in customer demand.

For the year ended December 31, 2022, our financial performance was materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our customers’ cancellations and refund requests. Our net revenues for the year ended December 31, 2022 decreased by 57% from 2021.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruptions to our, our business partners’ and travel suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent of the impact of the COVID 19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID 19 around the world, and the prevalence of local, national and international travel restrictions which are highly uncertain and cannot be predicted. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may materially impact our business in a negative way, as demand for leisure travel drops and we incur incremental costs in response to travelers’ cancellations and refund requests. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. As the COVID 19 pandemic is still evolving, we will continue to monitor and evaluate the financial impacts to our financial condition, results of operations, and cash flows and make adjustments accordingly.

See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Our business operation, financial condition, results of operations and cash flows have been and may continue to be materially and adversely affected by the COVID -19 outbreak and spread.”

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

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	302,359	67.2	305,333	71.6	70,314	10,195	38.3
Others	147,900	32.8	121,015	28.4	113,306	16,428	61.7

Net revenues	450,259	100.0	426,348	100.0	183,620	26,623	100.0

Packaged tours. Packaged tours consist of organized tours and self-guided tours. In 2020, 2021 and 2022, revenues from sales of packaged-tours were RMB302.4 million, RMB305.3 million and RMB70.3 million (US$10.2 million), respectively. Since the beginning of 2017, we have implemented certain changes in our arrangements with the tour operators. Under the organized tour arrangements with the tour operators, our role is an agent that provides tour booking services to the tour operators and travellers. Among the organized tours, revenues under arrangements for which we undertake substantive inventory risk were RMB1.6 million, nil and nil, respectively, and revenues for the self-operated local tour operator business were RMB122.7 million, RMB169.4 million and RMB32.3 million (US$4.7 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Revenues from packaged tours were recognized when the tours depart, except for revenues from the self-operated local tour operator business in which we act as principal, which were recognized over time during the period of packaged tours. Our revenues from packaged tours increased by 1.0% from RMB302.4 million in 2020 to RMB305.3 million in 2021, and decreased by 77.0% to RMB70.3 million (US$10.2 million) in 2022.

Others. Other revenues were RMB147.9 million, RMB121.0 million and RMB113.3 million (US$16.4 million) in 2020, 2021 and 2022, respectively. Our other revenues are primarily generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB35.3 million, RMB38.4 million and RMB46.3 million (US$6.7 million) for the years ended December 31, 2020, 2021 and 2022, respectively, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB26.3 million, RMB21.0 million and RMB12.2 million (US$1.8 million) for the years ended December 31, 2020, 2021 and 2022, respectively, (iv) sales of merchandises, whereas we are acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified merchandises, for which revenue is recognized on gross basis with revenue recognized of RMB23.5 milion, RMB17.8 million and RMB15.2 million (US$2.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively, and (v) service fees for financial services. The amount of such service revenue for the years ended December 31, 2020, 2021 and 2022 were RMB43.1 million, RMB20.3 million and RMB19.2 million (US$2.8 million), respectively.

Cost of Revenues

Our cost of revenues accounted for 52.7%, 59.8% and 51.2% as percentages of our net revenues in 2020, 2021 and 2022, respectively.

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

Our cost of revenues mainly consists of salaries and other compensation-related expenses related to our tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to our principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, cost of merchandises, and other service fees for financial service. For the arrangements where we secure availabilities of tours and bear substantive inventory risks, and for the self-operated local tour operator business, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Operating Expenses

Our operating expenses were RMB1,554.0 million, RMB353.1 million and RMB299.8 million (US$43.5 million) in 2020, 2021 and 2022, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses:
Research and product development	(100,514)	(22.3)	(54,622)	(12.8)	(50,799)	(7,365)	(27.7)
Sales and marketing	(371,984)	(82.6)	(150,493)	(35.3)	(103,617)	(15,023)	(56.4)
General and administrative	(1,109,340)	(246.4)	(174,021)	(40.8)	(108,935)	(15,794)	(59.3)
Impairment of goodwill	—	—	—	—	(112,102)	(16,253)	(61.0)
Other operating income	27,849	6.2	26,064	6.1	75,685	10,973	41.2

Total operating expenses	(1,553,989)	(345.1)	(353,072)	(82.8)	(299,768)	(43,462)	(163.2)

Research and product development expenses. Research and product development expenses primarily comprise of salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses were RMB100.5 million, RMB54.6 million and RMB50.8 million (US$7.4 million) in 2020, 2021 and 2022, respectively.

Sales and marketing expenses. Sales and marketing expenses primarily comprise of marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses were RMB372.0 million, RMB150.5 million and RMB103.6 million (US$15.0 million) in 2020, 2021 and 2022, respectively.

General and administrative expenses. General and administrative expenses primarily comprise of salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation, bad debt and other expenses related to our administrative function. General and administrative expenses were RMB1,109.3 million, RMB174.0 million and RMB108.9 million (US$15.8 million) in 2020, 2021 and 2022, respectively.

Impairment of goodwill. Impairment of goodwill is recognized for the amount by which the carrying amount of our net assets exceeds the fair value of reporting unit. Impairment of goodwill was nil, nil and RMB112.1 million (US$16.3 million) in 2020, 2021 and 2022, respectively.

Other operating income. Other operating income relates primarily to gain on disposals of subsidiaries, government subsidies and tax refunds that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 6.2%, 6.1% and 41.2% of our net revenues in 2020, 2021 and 2022, respectively.

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

Nanjing Tuniu qualified for an HNTE since 2010 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2022, Nanjing Tuniu obtained a new HNTE certificate, which will expire in 2025. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2022 to 2025 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Tuniu Nanjing Information Technology qualified for an HNTE since 2017 and was able to renew its HNTE certificate upon expiration of the 3-year period. In 2020, Tuniu Nanjing Information Technology obtained a new HNTE certificate, which will expire in 2023. Therefore, Tuniu Nanjing Information Technology is eligible to enjoy a preferential tax rate of 15% from 2020 to 2023 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Beijing Tuniu obtained the HNTE certificate as well in 2018 and expired in 2020. As a result, the applicable enterprise tax rate for Beijing Tuniu has been restored to 25% since 2021. However, since Beijing Tuniu has a large amount of accumulated loss in previous years, the increased EIT rate would not result in an immediate adverse effect on our financial condition.

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

On March 20, 2019. The PRC Ministry of Finance, STA and GAC (General Administration of Customs) jointly issued the Circular on Measures to Further Implement the VAT reform, pursuant to which entities in the producer service sector (including technology consulting service) and consumer service sector can additionally deduct 10% of the creditable input VAT against their output VAT liability from April 2019 to December 2021. On September 30, 2019, The PRC Ministry of Finance and STA increased the input super deduction portion from 10% to 15% for consumer service sector, effective from September 30, 2019 , which expired in 2022.

In December, 2022, the NPC released the draft version of the Value Added Tax Law of the People’s Republic of China, or the Draft VAT Law. If passed, the Draft VAT Law will consolidate China’s current VAT regulations into one overarching piece of legislation. The Draft VAT Law was released only for soliciting public comments at this stage and its provisions and anticipated adoption or effective date are subject to changes and thus its interpretation and implementation remain substantially uncertain.

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

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	302,359	67.2	305,333	71.6	70,314	10,195	38.3
Others	147,900	32.8	121,015	28.4	113,306	16,428	61.7

Net revenues	450,259	100.0	426,348	100.0	183,620	26,623	100.0

Cost of revenues	(237,065)	(52.7)	(254,815)	(59.8)	(94,066)	(13,638)	(51.2)

Gross profit	213,194	47.3	171,533	40.2	89,554	12,985	48.8
Operating expenses:
Research and product development	(100,514)	(22.3)	(54,622)	(12.8)	(50,799)	(7,365)	(27.7)
Sales and marketing	(371,984)	(82.6)	(150,493)	(35.3)	(103,617)	(15,023)	(56.4)
General and administrative	(1,109,340)	(246.4)	(174,021)	(40.8)	(108,935)	(15,794)	(59.3)
Impairment of goodwill	—	—	—	—	(112,102)	(16,253)	(61.0)
Other operating income	27,849	6.2	26,064	6.1	75,685	10,973	41.2

Loss from operations	(1,340,795)	(297.8)	(181,539)	(42.6)	(210,214)	(30,477)	(114.4)
Other income/(expenses):
Interest and investment income	3,526	0.8	50,041	11.7	27,181	3,941	14.8
Interest expense	(32,266)	(7.2)	(7,491)	(1.8)	(4,912)	(712)	(2.7)
Foreign exchange gains/(losses), net	18,720	4.2	7,030	1.6	(22,210)	(3,220)	(12.1)
Other (loss)/income, net	(253)	(0.1)	2,895	0.7	6,136	890	3.3

Loss before income tax expense	(1,351,068)	(300.1)	(129,064)	(30.4)	(204,019)	(29,578)	(111.1)
Income tax expense	6,641	1.5	(130)	0.0	731	106	0.4
Equity in income of affiliates	797	0.2	726	0.2	292	42	0.2

Net loss	(1,343,630)	(298.4)	(128,468)	(30.2)	(202,996)	(29,430)	(110.5)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues. Net revenues were RMB426.3 million and RMB183.6 million (US$26.6 million) in 2021 and 2022, respectively.

●	Revenues from packaged tours. Revenues from packaged tours decreased by 77% from RMB305.3 million in 2021 to RMB70.3 million (US$10.2 million) in 2022, primarily due to the resurgence of COVID-19 in certain regions in China.
●	Other revenues. Other revenues decreased by 6.4% from 121.0 million in 2021 to 113.3 million (US$16.4 million) in 2022, primarily due to the decrease in the fees for advertising services provided to tourism boards and bureaus.

Cost of Revenues. Our cost of revenues decreased by 63.1% from RMB254.8 million in 2021 to RMB94.1 million (US$13.6 million) in 2022. As a percentage of net revenues, cost of revenues was 51.2% in 2022 compared to 59.8% in 2021.

Operating Expenses. Operating expenses decreased by 15.1% from RMB353.1 million in 2021 to RMB299.8 million (US$43.5 million) in 2022, primarily due to the increase in gain on disposals of subsidiaries.

●	Research and product development. Research and product development expenses decreased by 7.0% from 54.6 million in 2021 to 50.8 million (US$7.4 million) in 2022, primarily due to the decrease in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses decreased by 31.1% from RMB150.5 million in 2021 to RMB103.6 million (US$15.0 million) in 2022, primarily due to the decrease in promotion expenses and sales and marketing personnel related expenses.
●	General and administrative. General and administrative expenses decreased by 37.4% from RMB174.0 million in 2021 to RMB108.9 million (US$15.8 million) in 2022, primarily due to the decreases in general and administrative personnel related expenses and allowance for expected credit losses.
●	Impairment of goodwill. Impairment of goodwill of RMB112.1 million (US$16.3 million) was recognized during the second quarter of 2022, primarily due to the more severe impact of COVID-19 than before, continuous loss-making situation and prolonged low market capitalization.
●	Other operating income. Other operating income increased from RMB26.1 million in 2021 to RMB75.7 million (US$11.0 million) in 2022, primarily due to the increase in gain on disposals of subsidiaries.

Net Loss. As a result of the foregoing, net loss increased from RMB128.5 million in 2021 to RMB203.0 million (US$29.4 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues. Net revenues were RMB450.3 million and RMB426.3 million in 2020 and 2021, respectively.

●	Revenues from packaged tours. Revenues from packaged tours increased by 1.0% from RMB302.4 million in 2020 to RMB305.3 million in 2021 primarily due to the growth in revenues from self-operated products.
●	Other revenues. Other revenues decreased by 18.2% from RMB147.9 million in 2020 to 121.0 million in 2021, primarily due to the decline in revenues generated from financial services.

Cost of Revenues. Our cost of revenues increased by 7.5% from RMB237.1 million in 2020 to RMB254.8 million in 2021. As a percentage of net revenues, cost of revenues was 59.8% in 2021 compared to 52.7% in 2020.

Operating Expenses. Operating expenses decreased by 77.3% from RMB1.6 billion in 2020 to RMB353.1 million in 2021, primarily due to the decrease in allowance for doubtful accounts .

●	Research and product development. Research and product development expenses decreased by 45.7% from RMB100.5 million in 2020 to 54.6 million in 2021, primarily due to the decrease in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses decreased by 59.5% from RMB372.0 million in 2020 to RMB150.5 million in 2021. The decrease was primarily due to the decreases in sales and marketing personnel related expenses and amortization of acquired intangible assets.
●	General and administrative. General and administrative expenses decreased by 84.3% from RMB1,109.3 million in 2020 to RMB174.0 million in 2021. The decrease was primarily due to the decreases in general and administrative personnel related expenses and allowance for doubtful accounts.
●	Other operating income. Other operating income decreased from RMB27.8 million in 2020 to RMB26.1 million in 2021.

Net Loss. As a result of the foregoing, net loss decreased from RMB1,343.6 million in 2020 to RMB128.5 million in 2021.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The average exchange rate between U.S. dollar and Renminbi has declined from RMB8.2264 per U.S. dollar in July 2005 to RMB6.8972 per U.S. dollar as of December 30, 2022. For the year ended December 31, 2022, we recorded RMB27.2 million (US$3.9 million) of net foreign currency translation gain in accumulated other comprehensive income as a component of shareholders’ equity. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Our advances from customers decreased from RMB208.8 million as of December 31, 2020 to RMB139.8 million as of December 31, 2021 and further decreased to RMB98.9 million (US$14.3 million) as of December 31, 2022. Accounts and notes payable decreased from RMB705.8 million as of December 31, 2020 to RMB383.6 million as of December 31, 2021 and further decreased to RMB261.9 million (US$38.0 million) as of December 31, 2022. Furthermore, prepayments and other current assets decreased from RMB378.7 million as of December 31, 2020 to RMB337.0 million as of December 31, 2021 and further decreased to RMB243.0 million (US$35.2 million) as of December 31, 2022. The decreases in the balance of advances from customer, accounts and notes payable and prepayments and other current assets as of December 31, 2022 compared to the same as of December 31, 2021 and as of December 31, 2021 compared to the same as of December 31, 2020 were primarily due to the decline in the sales of our travel products and services impacted by COVID-19. Moreover, our sales and marketing expenses decreased from RMB372.0 million in 2020 to RMB150.5 million in 2021 which was primarily due to the decreases in promotion expenses and amortization of acquired intangible assets, and decreased to RMB103.6 million (US$15.0 million) in 2022 which was primarily due to the decreases in promotion expenses and marketing personnel related expenses. As a result, our net cash used in operating activities was RMB1,313.1 million, RMB226.3 million and RMB143.0 million (US$20.7 million) in 2020, 2021 and 2022.

Our principal uses of cash for the years ended December 31, 2020, 2021 and 2022 were for operating activities, primarily refunds paid to customers (including as a result of COVID-19 related cancellations), marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2021 and 2022, we had RMB1,011.5 million and RMB922.3 million (US$133.7 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We had credit from several Chinese commercial banks. As of December 31, 2021 and 2022, our outstanding short-term borrowings were RMB10.0 million and RMB7.5 million (US$1.1 million) and our outstanding long-term borrowings were RMB14.3 million and RMB12.0 million (US$1.7 million), respectively.

As of December 31, 2021 and 2022, we had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 0.2% to 5.0% and 0.2% to 8.0% per annum, as of RMB10.0 million and RMB7.5 million (US$1.1 million), respectively. As of December 31, 2021 and 2022, we had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.2% to 4.3% and 0.2% to 1.3% per annum, as of RMB14.3 million and RMB12.0 million (US$1.7 million), respectively. In addition, as of December 31, 2021 and 2022, we obtained received cash from from banks by discounting of bank acceptance notes with the amount of RMB197.9 million and RMB200.0 million (US$29.0 million), respectively, which are repayable within one year with interest ranging from 2.0% to 2.4%. The issuance of notes payable is pledged by the Group’s bank deposits of RMB197.9 million and RMB200.0 million as of December 31, 2021 and 2022, which were recorded in short-term investments.

We had net losses of RMB1,343.6 million, RMB128.5 million and RMB203.0 million (US$29.4 million), for the years ended December 31, 2020, 2021 and 2022, respectively. Our net cash used in operating activities was RMB1,313.1 million, RMB226.3 million and RMB143.0 million (US$20.7 million) in 2020, 2021 and 2022, respectively. As of December 31, 2022, our accumulated deficit was RMB8,028.3 million (US$1,164.0 million) and we had cash and cash equivalents and short-term investments of RMB878.2 million (US$127.3 million) and working capital of RMB425.7 million (US$61.7 million). In particular, the COVID-19 pandemic has had material adverse impacts on our business operations for past three years. Despite the relaxation of COVID-19 related travel restrictions in mainland China in December 2022, there is still a degree of uncertainty as to how COVID-19 pandemic will continue to impact our results of operations and cash flows for subsequent periods. Such adverse conditions and events, before consideration of management’s plan, raised a substantial doubt about our ability to continue as a going concern. In response to the COVID-19 pandemic, in 2022, we continued to take actions to improve our liquidity, including scaling down our business operations by reducing capital expenditures and operational expenses that were discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Management has developed a plan to mitigate these adverse conditions and events, including a business plan with forecasted cash flows covering the next twelve months from the date of issuance of the consolidated financial statements. Moving forward, we plan to maintain adequate funds to provide a sufficient flexibility in adjusting the Group’s operation scale to cope with the development of the COVID-19 pandemic, and management will continue to manage the Group’s capital expenditures, operational expenses and investments based on the Group’s liquidity position and working capital needs. Based on our liquidity assessment, which has considered our operations at the current business scale, the latest development of COVID-19 pandemic and its possible continuous impact on our business operations, the available funding from maturity of our short-term and long-term investments, and the available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report. Key assumptions and judgments were made us related to future sales proceeds, capital expenditures, operational expenses and investments when developing the business plan with forecasted cash flows. As a result, we concluded that business plan, when implemented effectively, will alleviate the substantial doubt on our ability to continue as a going concern. We may require additional cash resources due to unanticipated business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may need additional capital, and financing, may not be available on terms acceptable to us, or at all.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except percentages)
Net cash used in operating activities	(1,313,115)	(226,342)	(142,991)	(20,732)
Net cash provided/(used in) by investing activities	1,159,063	703,826	(51,828)	(7,514)
Net cash used in by financing activities	(209,546)	(344,562)	(486)	(70)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,187	(1,428)	(2,406)	(349)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(358,411)	131,494	(197,711)	(28,665)
Cash, cash equivalents and restricted cash at the beginning of year	622,515	264,104	395,598	57,356
Cash, cash equivalents and restricted cash at the end of year	264,104	395,598	197,887	28,691

Operating Activities

Our net cash used in operating activities was RMB143.0 million (US$20.7 million) in 2022, primarily attributable to cash inflows from sales of our travel products and services of RMB2,180.1 million (US$316.2 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB89.3 million (US$12.9 million), that were offset by cash outflows due to payments to travel suppliers of RMB2,080.8 million (US$301.7 million), payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB200.4 million (US$29.1 million), payments for marketing and promotional activities, office rental and utilities and professional services of RMB121.4 million (US$17.6 million), and payments of taxes and levies of RMB9.8 million (US$1.4 million).

Our net cash used in operating activities was RMB226.3 million in 2021, primarily attributable to cash inflows from sales of our travel products and services of RMB2,539.0 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB70.0 million, that were offset by cash outflows due to payments to travel suppliers of RMB2,386.6  million, payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB247.4 million, payments for marketing and promotional activities, office rental and utilities and professional services of RMB186.4 million, and payments of taxes and levies of RMB14.9 million.

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

Investing Activities

Our net cash used in investing activities was RMB51.8 million (US$7.5 million) in 2022, primarily attributable to the purchase of short-term investments of RMB462.5 million (US$67.1 million), the decrease in cash from disposals of subsidiaries of RMB16.1million (US$2.3 million) and the purchase of property and equipment and intangible assets of RMB6.5 million (US$0.9 million), which were offset by the decrease in loan receivable of RMB51.3 million (US$7.4 million), the proceeds from maturity of short-term investments of RMB381.9 million (US$55.4 million) and cash received from dividend of equity investment of RMB0.1 million (US$0.01 million).

Our net cash provided by investing activities was RMB703.8 million in 2021, primarily attributable to the proceeds from maturity of short-term investments of RMB1,096.5 million, the proceeds from maturity of long-term investments of RMB86.8 million and cash received from dividend of equity investment of RMB6.0 million, which were offset by the increase in loan receivable of RMB134.3 million, the purchase of short-term investments of RMB336.5 million, and the purchase of property and equipment and intangible assets of RMB14.7 million.

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

Financing Activities

Our net cash used in financing activities in 2022 was RMB0.5 million (US$0.1 million), primarily attributable to RMB240.5 million (US$34.9 million) for repayments of short-term and long-term borrowings, which were partially offset by RMB46,404.0 (US$6,728) of proceeds from employees exercising stock options and RMB240.0 million (US$34.8 million) of proceeds from short-term and long-term borrowings.

Our net cash used in financing activities in 2021 was RMB344.6 million, primarily attributable to RMB621.0 million for repayments of short-term and long-term borrowings and RMB1.9 million for acquisition of noncontrolling interests of subsidiaries, which were partially offset by RMB0.4 million of proceeds from employees exercising stock options and RMB277.9 million of proceeds from short-term and long-term borrowings.

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

Material Cash requirements

Our material cash requirements as of December 31, 2022 mainly include debt obligations, operating lease obligations and capital expenditure commitments, as below:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In RMB thousands)
Operating Lease Obligations	49,257	15,654	9,949	6,904	16,750
Bank Borrowings	19,476	7,517	7,771	2,814	1,374
Capital Commitments	826	826	—	—	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022. As of December 31, 2022, for the purpose of indebtedness, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities.

Holding Company Structure

We are a holding company with no operations of our own. We conduct our business in China through our PRC subsidiaries and the consolidated affiliated entities. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are required to set aside at least 10% of their respective accumulate profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, our PRC subsidiaries may allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion, and our consolidated affiliated entity may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. As our PRC subsidiaries and consolidated affiliated entity have incurred losses, they have not started to contribute to the statutory reserve funds and discretionary funds. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Our research and product development expenses decreased from RMB100.5 million in 2020 to RMB54.6 million in 2021 and further decreased to RMB50.8 (US$7.4) million in 2022, which was primarily due to the decrease in research and development personnel related expenses.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We adopted ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. We conduct our goodwill impairment assessment as of December 31 annually or more frequently if events or changes in circumstances indicate that it may be impaired. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

There is only one reporting unit as Chief Operating Decision Maker (“CODM”) only reviews the operating results on the consolidation level, and our business substance and economic characteristics of entities and components are similar. Therefore, the goodwill assessment was performed on consolidated level as one reporting unit.

During the second quarter of 2022, since the COVID-related travel policies and measures underwent an abruptly and broadly heightened implementation phase, the impact of COVID-19 pandemic was more severe than before and it was uncertain how much longer the pandemic would continue to impact our business. As a result of the continued implementation of various travel restrictions in mainland China due to COVID-19 pandemic, the travel industry plunged and the situation has become even more challenging compared to the first wave of pandemic in 2020 in mainland China, resulting in a pessimistic market sentiment in the second quarter of 2022. Together with other indicators such as history of net losses and low market capitalization of us, as a result, in the second quarter of 2022, management concluded the existence of the triggering events which required us to perform an interim quantitative goodwill impairment test as of June 30, 2022. Management performed an interim quantitative goodwill impairment test by using the income approach, using a discounted cash flow model, with cashflow forecast reflecting management’s best estimate at that time of the outlook of the business. Based on quantitative goodwill impairment test, the fair value of the reporting unit was RMB1,092.9 million (US$158.5 million), which was lower than the carrying value of our net assets of RMB1,205.0 million (US$174.7 million) as of June 30, 2022, hence an impairment charge of RMB112.1 million (US$16.3 million) was recognized to reduce the carrying value of the goodwill to its fair value in the second quarter of 2022. Certain key assumptions used in management’s impairment assessment related to revenue growth, gross margin, operating expenses, working capital requirements and discount rate by considering the historical performance of the reporting unit, relevant industry forecasts and market developments. After the impairment provision, the goodwill balance was reduced to RMB119.9 million (US$17.4 million) as of June 30, 2022.

When one of our assumptions relating to these factors decreased/increased by 5% while holding all other assumptions constant, there would be no significant impact to our consolidated results of operations.

In December 2022, COVID-19 related restrictions were released in mainland China, which was a positive sign for travelling industry and the Group. In addition, the capital market responded quickly with market capitalization of us increased to US$186.9 million (RMB1,289.1 million) as of December 31, 2022, which was higher than our carrying value of RMB1,058.3 million (US$153.4 million) and the share price kept increasing subsequently in 2023, which reflects an improved market sentiment to the travel industry. As a result, we concluded there was no impairment indicators for our goodwill as of December 31, 2022, and hence no further impairment is required.

No impairment loss was recognized for the years ended December 31, 2020 and 2021 based on management’s impairment test.

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

All of our non-financial assets are considered one asset group which represents the lowest level to independently generate identifiable cash flows. COVID-19 related travel restrictions were relaxed in mainland China in December 2022, which was a positive sign for travelling industry and us. In addition, as of December 31, 2022, our market capitalization increased to RMB1,289.1 million, which was higher than our carrying value of RMB1,058.3 million and our share price kept increasing subsequently in 2023, which reflects an improved market sentiment to the travel industry. As a result, we concluded that there was no impairment for non-financial assets for the year ended December 31, 2022. No additional impairment of non-financial assets was recognized during the years ended December 31, 2020 and 2021, except for provision for certain intangible assets.

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

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dunde Yu	42	Founder, Chairman and Chief Executive Officer
Kan Wang	38	Director
Kun Li	35	Director
Haifeng Yan	41	Independent Director
Frank Lin	58	Independent Director
Onward Choi	52	Independent Director
Jack Xu	55	Independent Director
Jie Chen	43	Independent Director
Haijin Cheng	52	Independent Director
Anqiang Chen	47	Financial Controller

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

Mr. Kan Wang has served as Tuniu’s director since June 2022. Mr. Wang currently serves as an executive deputy general manager of the asset operation department at HNA Group Co., Limited (“HNA Group”). Mr. Wang joined HNA Group in August 2017 and had served as vice president of Yangtze Air Cargo Holding Co., Ltd., chief investment officer of HNA Modern Logistics Group Co., Ltd. and president assistant in non-aviation asset management division of HNA Group. Prior to joining HNA Group, Mr. Wang served as a vice manager at Deloitte, a chief investment officer at Hung To Capital Management Co., Ltd. and an overseas investment and operations director at Qingdao Haier Co., Ltd. Mr. Wang currently serves as the chairman, executive director and chief executive officer of CWT International Limited (HKEX: 0521), chairman of E-Life Financial Services Holding Group Co., Ltd. and director of HY Energy Group Co., Ltd. (SSE: 600387). Mr. Wang is certified as an association chartered accountant and a Hong Kong institute of certified public accountant. Mr. Wang received his master’s degree in politics and economy simultaneous interpretation from University of Bath in 2008.

Mr. Kun Li has served as Tuniu’s director since April 21, 2020. Mr. Kun Li currently serves as the vice general manager of asset management in HNA Tourism & Hospitality Business Unit. Mr. Li joined HNA Group in July 2013 and has previously served as president of HNA Tourism Innovation Ventures, deputy director of the investment committee in HNA’s Travel Innovation Platform, general manager of strategic coordination in HNA Hotels and Resorts and general manager assistant of enterprise management division in E-Life Financial Services Holding Group Co., Ltd. Mr. Li has extensive experience in the fields of tourism and investment. Mr. Li received a master’s degree in financial modeling from University of Glasgow in November 2012.

Mr. Haifeng Yan has served as Tuniu’s director since our inception and is now our independent director. Mr. Yan is the founder and Chief Executive Officer of Black Fish Group Limited. Mr. Yan co-founded Tuniu in 2006 and previously served as our Chief Operating Officer and President until November 2017. Prior to founding Tuniu, Mr. Yan was one of the founding members and Chief Operating Officer of ci123.com, a leading childcare website in China, from 2005 to 2006. Prior to that, Mr. Yan served as an analyst of iTech Holdings Limited in 2004.

Mr. Frank Lin has served as Tuniu’s independent director since December 2009. Mr. Lin is a general partner of DCM, a technology venture capital firm and a director of Kuaishou Technology, a leading content community and social platform in China listed on the Hong Kong Stock Exchange. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation, a Nasdaq-listed company. He co-founded SINA’s predecessor, SinaNet, in 1995 and later guided SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of various DCM portfolio companies, including GigaCloud Technology Inc. and Quantasing Group Limited, Which are Nasdaq-listed companies and Vipshop Holdings Limited, a NYSE-listed company and Kuaishou Technology, a Hong Kong Stock Exchange listed company. Mr. Lin received an MBA degree from Stanford University and a bachelor’s degree in engineering from Dartmouth College.

Mr. Onward Choi has served as Tuniu’s independent director since May 2014. Mr. Choi was the acting chief financial officer of NetEase Inc., a Nasdaq-listed company, from July 2007 to June 2017. Mr. Choi currently serves as the independent director and the chairman of the audit committee of Smart Share Global Limited and Ucloudlink Group Inc., both are Nasdaq-listed companies. Mr. Choi also serves as an independent non-executive director and the chairman of the audit committee of Beijing Jingkelong Company Limited (HKEX: 0814) and Tongdao Liepin Group (HKEX: 6100), both of which are listed on the Hong Kong Stock Exchange. Mr. Choi is a fellow member of the Association of Chartered Certified Accountants, CPA Australia, and the Hong Kong Institute of Certified Public Accountants. Mr. Choi received a bachelor’s degree in accountancy with honors from the Hong Kong Polytechnic University.

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

Mr. Jie Chen has served as Tuniu’s independent director since December 2022. Mr. Chen currently serves as Chairman of the Board of Caissa Tourism (000796. SZ), an A-share company listed on the Shenzhen Stock Exchange. Mr. Chen joined Caissa Tourism Group in 2002 and previously served as the vice president of Caissa Tosun Development Co. Ltd. and general manager of domestic operation business group, vacation business group and product research and development center for group tours. Mr. Chen graduated from Beijing Science Technology and Management College in 2002.

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

Mr. Anqiang Chen has served as Tuniu’s financial controller since May 2020. Mr. Chen joined Tuniu in March 2010. Prior to the financial controller appointment, Mr. Chen previously served as associate vice president in charge of budgeting and working capital management at Tuniu. Mr. Chen has over 25 years of experience in finance and management across various industries. Mr. Chen holds an MBA from Xi’an University of Technology.

B.Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB1.3 million (US$0.2 million) in cash to our executive officers and RMB1.2 million (US$0.2 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan, or the 2008 Plan, in 2008. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of February 28, 2023, options to purchase 3,242,208 Class A ordinary shares were outstanding under the 2008 Plan. The 2008 Plan terminated automatically in 2018.

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

Termination of the 2008 Plan. The 2008 Plan terminated automatically in 2018.

2014 Share Incentive Plan

We adopted the 2014 Share Incentive Plan, or the 2014 Plan, in 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase, the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis (the “Evergreen Provision”). Pursuant to the Evergreen Provision, the maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 54,006,703 Class A ordinary shares in December 2014, August 2015, December 2016 and April 2023, respectively, reaching to a total of 59,506,703 Class A ordinary shares. As of February 28, 2023, options to purchase 22,369,488 Class A ordinary shares and 219,402 restricted shares were outstanding under the 2014 Plan.

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

The following table summarizes, as of February 28, 2023, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
	Ordinary
	Shares
	Underlying
	Options
	Awarded/
	Restricted	(US$/	(RMB/		Vesting
Name	Shares	Share)	Share)(4)	Date of Grant	Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.690	November 5, 2009	4 years(1)	November 4, 2029
	1,100,000	0.226	1.559	March 11, 2011	4 years(1)	March 10, 2031
	1,269,995	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2029
	900,000	3.000	20.692	June 13, 2014	4 years(1)	June 12, 2024
	760,000	3.090	21.312	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	21.312	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	18.505	December 2, 2016	4 years(1)	December 1, 2026
	17,256	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
	3	1.670	11.518	May 8, 2018	4 years(1)	May 7, 2028
	12,564	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
	6,681,434	0.333	2.297	August 10, 2022	4 years(1)	August 9, 2032
Anqiang Chen	*	0.226	1.559	March 11, 2011	4 years(1)	March 10, 2031
	*	1.135	7.828	March 19, 2012	4 years(1)	March 18, 2032
	*	0.0001	0.001	March 6, 2015	4 years(1)	March 5, 2025
	*	2.683	18.505	December 2, 2016	4 years(1)	December 1, 2026
	*	1.670	11.518	May 8, 2018	4 years(1)	May 7, 2028
	*	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
	*	0.333	2.297	August 10, 2022	4 years(1)	August 9, 2032
Jack Xu	*†	N/A		May 9, 2022	4 years(3)	May 9, 2032
Onward Choi	*†	N/A		May 9, 2022	4 years(3)	May 9, 2032
Haijin Cheng	*†	N/A		May 9, 2022	4 years(3)	May 9, 2032
Directors and officers as a group	18,048,304	—	—	—	—	—
*	Shares underlying vested options less than 1% of our total outstanding shares.
†	Denotes restricted share award; all other awards in this table are option awards.
(1)	Pursuant to the relevant award agreement, 1/4 of the ordinary shares underlying the option or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option or restricted shares shall vest on a monthly basis in the following three years. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(2)	Pursuant to the relevant award agreement, 1/12 of the ordinary shares underlying the option shall vest on a monthly basis. However, the option may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.

(3)	Pursuant to the relevant award agreement, 1/48 of the restricted shares shall vest on a monthly basis since June 9, 2022. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(4)	The prices in Renminbi were translated using the rate of US$1.00 = RMB6.8972, the exchange rate in effect as of December 30, 2022, solely for the convenience of the readers.

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

Compensation Committee. Our compensation committee consists of Mr. Onward Choi, Mr. Jie Chen and Mr. Jack Xu, and is chaired by Mr. Choi. Each of Mr. Choi, Mr. Liu and Mr. Xu, satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
				Did Not
				Disclose
	Female	Male	Non-Binary	Gender

Part I: Gender Identity
Directors	0	9	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	5

D.Employees

We had a total of 2,113, 1,916 and 896 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2022:

Number of
Function	Employees
Management and administration	136
Customer service center	125
Sales and marketing	458
Research and product development	177
Total	896

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2023 by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on 371,398,555 ordinary shares outstanding as of February 28, 2023, including 17,373,500 Class B ordinary shares outstanding and 354,025,055 Class A ordinary shares outstanding (excluding 17,932,986 Class A ordinary shares, represented by 5,977,662 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary	Voting
	Shares	Shares	Shares	%†	Power††
Directors and Executive Officers:*
Dunde Yu(1)	11,795,759	10,423,503	22,219,262	5.9	21.7
Kan Wang(2)	100,379,869	—	100,379,869	27.0	19.0
Kun Li(3)	100,379,869	—	100,379,869	27.0	19.0
Jie Chen(4)	78,061,780	—	78,061,780	21.0	14.8
Haijin Cheng(5)	**	—	**	**	**
Frank Lin(6)	16,829,512	—	16,829,512	4.5	3.2
Haifeng Yan(7)	—	—	—	—	—
Onward Choi	**	—	**	**	**
Jack Xu(8)	**	—	**	**	**
Anqiang Chen	**	—	**	**	**
All directors and executive officers as a group	207,455,072	10,423,503	217,878,575	57.4	58.2

Principal Shareholders:
Affiliates of HNA Trust (9)	100,379,869	—	100,379,869	27.0	19.0
Affiliates of Caissa Group(10)	78,061,780	—	78,061,780	21.0	14.8
Dragon Rabbit Capital Limited(11)	3,704,135	10,423,503	14,127,638	3.8	20.5
Fullshare Holdings Limited(12)	4,104,137	6,949,997	11,054,134	3.0	13.9
*

Except for Kan Wang, Kun Li, Jie Chen, Haijin Cheng, Frank Lin, Haifeng Yan and Jack Xu, the business address of our directors and executive officers is Tuniu Building, No. 32, Suningdadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**	Shares underlying vested options of less than 1% of our total outstanding shares on an as-converted basis.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of February 28, 2023, which is 371,398,555 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 354,025,055 Class A ordinary shares outstanding (excluding 17,932,986 Class A ordinary shares, represented by 5,977,662 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after February 28, 2023.

††

For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 28, 2023, with respect to the total voting power based on all the outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)

Represents (i) 8,091,624 Class A ordinary shares underlying the options that have become fully vested as of February 28, 2023 or will become fully vested within 60 days after February 28, 2023 and (ii) 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares owned by Dragon Rabbit Capital Limited are currently pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure the obligations of Dragon Rabbit Capital Limited under the loan agreement.

(2)

Represents (i) 90,909,091 Class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,470,778 Class A ordinary shares represented by 3,156,926 American Depository Shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Wang is ###-##-####, Hongqiao Road, Shanghai, China.

(3)Represents (i) 90,909,091 Class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9,470,778 Class A ordinary shares represented by 3,156,926 American Depository Shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Li is 402, Hopson One Office Building. No. 21 Dawang Road West, Chao Yang District, Beijing, P.R. China.

(4)

Represents (i) 65,625,000 Class A ordinary shares held by Fabulous Jade Global Limited and (ii) 12,436,780 Class A ordinary shares held by Hopeful Tourism Limited. The business address of Mr. Chen is FL. 29 of Block C(East Tower), Glory Tower, No. 11 Guoxing Street Meilan Dist. Haikou, Hainan Province, P.R. China.

(5)	The business address of Mr. Cheng is No.4-2-502 Dong Hua Shi Nan Li Yi Qu, Dongcheng District, Beijing, PRC.
(6)

Represents (i) 10,802,352 Class A ordinary shares held by DCM V, L.P., (ii) 263,589 Class A ordinary shares held by DCM Affiliates Fund V, L.P., (iii) 4,439,695 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., (iv) 1,250,327 Class A ordinary shares held by DCM Ventures China Turbo Fund, L.P., and (v) 73,549 Class A ordinary shares held by DCM Ventures China Turbo Affiliates Fund, L.P. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.

(7)	The business address of Mr. Yan is Floor 2-5, Building C6, Zidong International Creative Park, Nanjing, Jiangsu, PRC.
(8)	The business address of Mr. Xu is 12011 Magnolia Court, Saratoga, CA 95070, USA.
(9)

Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 9, 470,778 class A ordinary shares represented by 3,156,926 American Depository Shares held by Hong Kong Praise Tourism Investment Limited (HK Praise Tourism). BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of Hainan HNA No.2 Trust Management Services Co., Ltd. (HNA Trust). The trust was set up after the bankruptcy of HNA Group to manage certain of its affiliates, including HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC. HK Praise Tourism is a company organized under the laws of Hong Kong wholly owned by Mr. Yaqi Sun, who is the nominee of the HNA Trust. The business address of HK Praise Tourism is Unit 417, 4/F, Lippo Centre Tower Two No. 89 Queensway, Admiralty, Hong Kong. We refer to BHR Winwood Investment Management Limited and HK Praise Tourism as “Affiliates of HNA Trust.”

(10)

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

(11)

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

(12)

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

To our knowledge, as of February 28, 2023, 156,607,851 of our outstanding ordinary shares are held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 42.17% of our total outstanding shares. This includes 144,218,034 ordinary shares (excluding 17,932,986 Class A ordinary shares, represented by 5,977,662 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

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

Private Placements, Repurchase and Redesignation

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Relationship with Trip.com

Trip.com purchased 5,000,000 Class A ordinary shares in a private placement concurrent with our initial public offering, an additional 3,731,034 Class A ordinary shares for a total of US$15,000,000 through a private placement transaction in December 2014 as well as an additional 3,750,000 Class A ordinary shares for a total of US$20,000,000 through a private placement transaction in May 2015. We conduct transactions in the ordinary course of business with Trip.com on the terms of arm-length transactions. We sell our packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. We purchased travelling products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through our online platform, amounting to RMB16.9 million, RMB145.5 thousand and RMB45.9 thousand (US$6.7 thousand) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, amounts due from Trip.com amounted to RMB13.0 million and RMB0.2 million (US$0.03 million), respectively, and amounts due to Trip.com amounted to RMB3.9 million and RMB3.9 million (US$0.6 million), respectively.

Relationship with Caissa Group

On November 20, 2020, pursuant to a share purchase agreement and certain amendments, Caissa completed the purchase of all Class A ordinary shares held by JD.com, Inc.

We sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant. As of December 31, 2021 and 2022, amounts due from Caissa amounted to RMB1.9 million and RMB0.8 million (US$0.1 million), respectively, and amounts due to Caissa amounted to RMB0.8 million and RMB0.8 million (US$0.1 million).

Relationship with HNA Tourism Group

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism until June 30, 2018. The transaction contemplated by the share subscription agreement was completed in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of us and HNA Tourism. We have purchased RMB164.4 million, RMB112.8 million and RMB35.9 million (US$5.2 million) air tickets from HNA Tourism for the years ended December 31, 2020, 2021 and 2022, respectively. We sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant.

In December 2017 and May 2018, we provided financing (the “Notes Financing” and the “Loan Financing”) to certain affiliates of HNA Tourism (the “HNA Affiliates”) with total principal amount of RMB540 million. For the year ended December 31, 2019, the Notes Financing and the Loan Financing were overdue and we provided an allowance provision of RMB23.2 million against the carrying value of above Notes Financing and Loan Financing to reflect the increasing credit risk associated with the respective outstanding balances. In the year ended December 31, 2020, HNA Group’s financial position further deteriorated and subsequently in January 2021, HNA Group received a formal bankruptcy and restructuring notice from the Hainan Province High People’s Court (the “Court”) following creditors’ action against HNA Group due to its failure to pay overdue debts. As of December 31, 2020, we assessed the recoverability of above receivables and provided a full allowance for CECL on the remaining balance at the amount of RMB44.8 million and RMB512.8 million for the Notes Financing and the Loan Financings, respectively. Moreover, we provided a full allowance of RMB30.8 million for the current amounts due from other HNA Tourism affiliates. As of December 31, 2020, the carrying value of the Notes Financing, Loan Financing and amounts due from other HNA affiliates (collectively referred to as “HNA debts”) was RMB nil.

In October 2021, debt restructuring plans of HNA Group and its affiliates were approved by the creditors and the Court, pursuant to which HNA Group and its affiliates would settle their debts owed to the creditors by various means, including cash, shares of Hainan Airlines Holding Co., Ltd., (“HNA Airlines”), a company listed in Chinese A share market, and units in a trust ("HNA Trust”) comprising assets/liabilities of HNA Group and certain of its affiliates, etc. In December 2021, we received cash of RMB0.3 million (US$0.04 million) and 531,591 shares of HNA Airlines with value of RMB1 million (US$0.14 million) as part of the settlement of the HNA debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB1.3 million (US$0.2 million) was credited to the consolidated statements of comprehensive loss in 2021.

In the year ended December 31, 2022, we received additional cash of RMB150 thousand (US$22 thousand) and 2,398 shares of HNA Airlines with value of RMB3.9 thousand (US$0.6 thousand) as part of the settlement of the HNA debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB153.9 thousand (US$22.3 thousand) was credited to the consolidated statements of comprehensive loss in 2022.

In April 2022, as confirmed by the Court, the restructuring plan has been fully implemented and HNA Trust was officially established. In May 2022, we received and registered 632,992,650 trust units (representing 0.09% of unit interests of HNA trust) with the value of RMB13.3 million (US$1.9 million), as the settlement of remaining HNA debts. We recognized the trust units as equity investment without readily determinable fair value and derecognized all the remaining HNA debts which was fully provided, meanwhile a corresponding reversal of CECL allowance with the amount of RMB13.3 million (US$1.9 million) was credited to the consolidated statements of comprehensive loss for the year ended December 31, 2022.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

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

Item 10. Additional Information

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Register of Members. Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the number and category of shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, and a confirmation whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of Section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit. During such time as a petition is presented or an order appointing a restructuring officer remains on foot, Section 91G of the Companies Act prescribes an automatic worldwide moratorium on any suits, action or other proceedings, other than criminal proceedings against the Company.

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

For U.S. federal income tax purposes, U.S. Holder who hold ADSs will generally be treated as the holder of the underlying shares represented by those ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will generally not be subject to United States federal income tax.

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

Although the law in this regard is unclear, we treat the consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we direct the activities of the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year ending December 31, 2023 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, a U.S. Holder should expect that any distribution paid on our ADSs or ordinary shares will be treated as a “dividend” for United States federal income tax purposes. A non-

corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Market and is considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Furthermore, as mentioned above, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year ending December 31, 2023. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022 and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

J.Annual Report to Security Holders

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

As of December 31, 2022, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB922.3 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$133.7 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our U.S. dollar cash balance would have been US$144,986. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$131,806 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our Renminbi cash balance would have been RMB6.9 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB7.6 million instead.

Item 12. Description of Securities Other than Equity Securities

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the year ended December 31, 2022, we did not receive any reimbursement from the depositary.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2022, the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Although we are not required to obtain an auditor attestation report on internal control over financial reporting as we were a non-accelerated filer for the year ended December 31, 2022, we voluntarily engaged our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on pages F-2 and F-3 of this annual report on Form 20-F.

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

	2021		2022
Audit fees(1)	US$	1,170,680	1,544,490
Audit-related fees(2)	US$	—	—
All other fees(3)	US$	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting, as well as the quarterly reviews of condensed consolidated financial information.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with certain financial due diligence projects.
(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 27, 2021, we announced a senior management share purchase plan, under which, certain senior management members of us, among others, Mr. Donald Dunde Yu and Mr. Anqiang Chen, were authorized to purchase up to US$2.0 million of our ADSs over the following six months through June 27, 2022. We did not repurchase any shares in 2022.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In May 2022, Tuniu Corporation was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

To the best of our knowledge, no Cayman Islands governmental entities owns any shares of Tuniu Corporation as of the date of this annual report.

To the best of our knowledge, no PRC governmental entities owns any shares of Tuniu Corporation or the VIE or the subsidiaries of the VIE in China as of the date of this annual report. Therefore, the PRC governmental entities do not have a controlling financial interest in Tuniu Corporation or the VIE or the subsidiaries of the VIE in China as of the date of this annual report.

Except for the three directors disclosed below, none of the members of the board of directors of Tuniu Corporation or our operating entities, including the VIE, is an official of the Chinese Communist Party as of the date of this annual report. Mr. Shoudong Xin is a director of one of our operating entities, and serves as the secretary of the Tuniu Chinese Communist Party Committee; Mr. Junjie Zhao is a director of one of our operating entities, and serves as the deputy secretary of the Tuniu Chinese Communist Party Committee; and Mr. Zhanzhao Zhu is a director of one of our operating entities, and serves as a member of the Tuniu Chinese Communist Party Committee and the secretary of two branches of Tuniu Chinese Communist Party Committee.

None of the currently effective memorandum and articles of association (or equivalent organizing documents) of Tuniu Corporation or our operating entities, including the VIE, contain any charter of the Chinese Communist Party.

Item 16J. Insider trading policies

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

Tuniu Corporation

By:	/s/ Dunde Yu
Name:	Dunde Yu
Title:	Chairman and Chief Executive Officer

Date: April 27, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1424)	F-2
Consolidated Balance Sheets as of December 31, 2021 and 2022	F-5
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2020, 2021 and 2022	F-6
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2020, 2021 and 2022	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2021 and 2022	F-8
Notes to the Consolidated Financial Statements	F-9
Financial Statement Schedule I - Condensed Financial Information of the Parent Company as of December 31, 2021 and 2022 and for the Years Ended December 31, 2020, 2021 and 2022	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Going concern assessment

As described in Note 2(a) to the consolidated financial statements, the Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company has a history of net losses, net cash used in operating activities, and accumulated deficits. In particular, the COVID-19 pandemic has had material adverse impacts on the Company’s business operations for the past three years. Despite the relaxation of COVID-19 related travel restrictions in mainland China in December 2022, there is still a degree of uncertainty as to how COVID-19 pandemic will continue to impact the Group’s results of operations and cash flows for subsequent periods. Such adverse conditions and events, before consideration of management’s plan, raised a substantial doubt about the Company’s ability to continue as a going concern. Management has developed a plan to mitigate these adverse conditions and events, including a business plan with forecasted cash flows covering the next twelve months from the date of issuance of the consolidated financial statements. Based on the management’s liquidity assessment, management concluded that the business plan, when implemented effectively, will alleviate the substantial doubt on the Company’s ability to continue as a going concern. Such conclusion required management to make assumptions and judgments related to future sales proceeds, capital expenditures, operational expenses and investments when developing the business plan with forecasted cash flows.

The principal considerations for our determination that performing procedures relating to going concern assessment is a critical audit matter are the significant judgments by management when developing its business plan with forecasted cash flows included in the going concern assessment and when evaluating the mitigation effect of the business plan.  This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s business plan with forecasted cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s going concern assessment, including the Company’s controls over the preparation of the business plan with forecasted cash flows. These procedures also included, among others, (i) testing management’s process for developing the business plan with forecasted cash flows included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in developing the business plan with forecasted cash flows; and (iii) evaluating the reasonableness of the assumptions and judgments made by management in evaluating whether the business plan will be effectively implemented and in forecasting future revenues, capital expenditures, operational expenses, investments and hence future cash flows arising from the implementation of the business plan by considering the Company’s historical performance, relevant industry forecasts and market developments.

Goodwill impairment assessment

As described in Note 2(q) and Note 11 to the consolidated financial statements, the Company had goodwill of RMB114.7 million as of December 31, 2022. Management conducts its goodwill impairment assessment as of December 31 annually or more frequently if events or changes in circumstances indicate that it may be impaired. As a result of the continued implementation of various travel restrictions in mainland China due to COVID-19 pandemic, together with other indicators including the Company’s history of net losses and low market capitalization, in the second quarter of 2022, management concluded the existence of the triggering events which required management to perform an interim quantitative goodwill impairment test as of June 30, 2022. The Company recognized an impairment charge of RMB112.1 million for goodwill during the second quarter of 2022 based on quantitative goodwill impairment test. Goodwill impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Fair value of the reporting unit is estimated by management based on the income approach, using a discounted cash flow model. The use of discounted cash flow model requires management to make judgments and assumptions related to revenue growth rate, gross margin, operating expenses, working capital requirements and discount rate.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are the significant judgment by management when developing the fair value measurement of the reporting unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing our procedures and in evaluating management’s cash flow projections and significant assumptions related to revenue growth rate, gross margin, operating expenses, working capital requirements and discount rate. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s goodwill impairment assessment process, including internal controls over the valuation of the Company’s reporting unit. These procedures also included, among others, (i) testing management’s identification of the reporting unit and the process to estimate the reporting unit’s fair value, (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iv) evaluating management’s cash flow projections and significant assumptions related to revenue growth rate, gross margin, operation expenses, working capital requirements and discount rate by considering the historical performance of the reporting unit, relevant industry forecasts and market developments. Professionals with specialized skill and knowledge were also used to assist in the evaluation of the Company’s discounted cash flow model and significant assumption related to the discount rate.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 27, 2023

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2022

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	349,077	153,835	22,304
Restricted cash	46,521	44,052	6,387
Short-term investments	615,901	724,413	105,030
Accounts receivable, net	111,941	33,644	4,878
Amounts due from related parties	14,969	1,030	149
Prepayments and other current assets	337,033	242,994	35,231
Total current assets	1,475,442	1,199,968	173,979

Non-current assets
Long-term investments	201,947	230,562	33,428
Property and equipment, net	98,159	85,182	12,350
Intangible assets, net	55,376	30,672	4,447
Land use right, net	94,652	92,590	13,424
Operating lease right-of-use assets, net	48,115	33,204	4,814
Goodwill	232,007	114,661	16,624
Other non-current assets	92,111	91,091	13,207
Total non-current assets	822,367	677,962	98,294
Total assets	2,297,809	1,877,930	272,273

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB1,000,067 and RMB799,845, as of December 31, 2021 and 2022, respectively)
Short-term borrowings	9,981	7,517	1,090
Accounts and notes payable	383,626	261,873	37,968
Amounts due to related parties	4,679	4,710	683
Salary and welfare payable	33,761	26,507	3,843
Taxes payable	8,004	4,047	587
Advances from customers	139,777	98,899	14,339
Operating lease liabilities, current	16,556	12,439	1,803
Accrued expenses and other current liabilities	382,629	358,312	51,947
Total current liabilities	979,013	774,304	112,260

Non-current liabilities
Operating lease liabilities, non-current	38,832	26,482	3,840
Deferred tax liabilities	12,479	6,839	992
Long-term borrowings	14,344	11,959	1,734
Total non-current liabilities	65,655	45,280	6,566
Total liabilities	1,044,668	819,584	118,826

Commitments and contingencies (Note 22)

Redeemable noncontrolling interests	27,200	27,200	3,944

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2021 and 2022; 389,331,543 shares (including 371,958,043 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2021 and 2022)	249	249	36
Less: Treasury stock (18,266,523 shares and 17,951,931 shares as of December 31, 2021 and 2022, respectively)	(293,795)	(288,600)	(41,843)
Additional paid-in capital	9,125,748	9,125,655	1,323,096
Accumulated other comprehensive income	271,821	298,981	43,348
Accumulated deficit	(7,834,879)	(8,028,261)	(1,163,988)
Total Tuniu Corporation shareholders’ equity	1,269,144	1,108,024	160,649
Noncontrolling interests	(43,203)	(76,878)	(11,146)
Total equity	1,225,941	1,031,146	149,503
Total liabilities, redeemable noncontrolling interests and equity	2,297,809	1,877,930	272,273

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$(Note 2(d))
Revenues
Packaged tours	302,359	305,333	70,314	10,195
Others	147,900	121,015	113,306	16,428
Net revenues	450,259	426,348	183,620	26,623
Cost of revenues	(237,065)	(254,815)	(94,066)	(13,638)
Gross profit	213,194	171,533	89,554	12,985

Operating expenses
Research and product development	(100,514)	(54,622)	(50,799)	(7,365)
Sales and marketing	(371,984)	(150,493)	(103,617)	(15,023)
General and administrative	(1,109,340)	(174,021)	(108,935)	(15,794)
Impairment of goodwill	—	—	(112,102)	(16,253)
Other operating income	27,849	26,064	75,685	10,973
Total operating expenses	(1,553,989)	(353,072)	(299,768)	(43,462)
Loss from operations	(1,340,795)	(181,539)	(210,214)	(30,477)
Other income/(expenses)
Interest and investment income, net	3,526	50,041	27,181	3,941
Interest expense	(32,266)	(7,491)	(4,912)	(712)
Foreign exchange gains/(losses), net	18,720	7,030	(22,210)	(3,220)
Other (loss)/income, net	(253)	2,895	6,136	890
Loss before income tax expense	(1,351,068)	(129,064)	(204,019)	(29,578)
Income tax benefit/(expense)	6,641	(130)	731	106
Equity in income of affiliates	797	726	292	42
Net loss	(1,343,630)	(128,468)	(202,996)	(29,430)
Net loss attributable to noncontrolling interests	(35,674)	(6,944)	(9,614)	(1,394)
Net loss attributable to Tuniu Corporation	(1,307,956)	(121,524)	(193,382)	(28,036)

Net loss	(1,343,630)	(128,468)	(202,996)	(29,430)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(18,772)	(3,191)	27,160	3,938
Comprehensive loss	(1,362,402)	(131,659)	(175,836)	(25,492)
Comprehensive loss attributable to noncontrolling interests	(35,674)	(6,944)	(9,614)	(1,394)
Comprehensive loss attributable to Tuniu Corporation	(1,326,728)	(124,715)	(166,222)	(24,098)

Loss per share
Basic and diluted	(3.53)	(0.33)	(0.52)	(0.08)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,240,040	370,874,312	371,208,209	371,208,209

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

As of December 31, 2022, the aggregate

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	389,331,544	249	(19,307,301)	(310,942)	9,113,512	293,784	(6,385,974)	2,710,629	1,010	2,711,639
Cumulative effect of adoption of new accounting standard (Note 2(i))	—	—	—	—	—	—	(19,425)	(19,425)	—	(19,425)
Repurchase of ordinary shares	—	—	(160,554)	(308)	—	—	—	(308)	—	(308)
Issuance of ordinary shares pursuant to share incentive plan	—	—	625,167	8,334	(8,287)	—	—	47	—	47
Share-based compensation expenses	—	—	—	—	20,464	—	—	20,464	—	20,464
Foreign currency translation adjustments	—	—	—	—	—	(18,772)	—	(18,772)	—	(18,772)
Net loss	—	—	—	—	—	—	(1,307,956)	(1,307,956)	(35,674)	(1,343,630)
Balance as of December 31, 2020	389,331,544	249	(18,842,688)	(302,916)	9,125,689	275,012	(7,713,355)	1,384,679	(34,664)	1,350,015

Balance as of January 1, 2021	389,331,544	249	(18,842,688)	(302,916)	9,125,689	275,012	(7,713,355)	1,384,679	(34,664)	1,350,015
Acquisition of additional shares in subsidiaries	—	—	—	—	(308)	—	—	(308)	(1,595)	(1,903)
Issuance of ordinary shares pursuant to share incentive plan	—	—	576,165	9,121	(8,765)	—	—	356	—	356
Share-based compensation expenses	—	—	—	—	9,132	—	—	9,132	—	9,132
Foreign currency translation adjustments	—	—	—	—	—	(3,191)	—	(3,191)	—	(3,191)
Cancellation of shares	(1)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(121,524)	(121,524)	(6,944)	(128,468)
Balance as of December 31, 2021	389,331,543	249	(18,266,523)	(293,795)	9,125,748	271,821	(7,834,879)	1,269,144	(43,203)	1,225,941

Balance as of January 1, 2022	389,331,543	249	(18,266,523)	(293,795)	9,125,748	271,821	(7,834,879)	1,269,144	(43,203)	1,225,941
Issuance of ordinary shares pursuant to share incentive plan	—	—	314,592	5,195	(5,142)	—	—	53	—	53
Share-based compensation expenses	—	—	—	—	5,049	—	—	5,049	—	5,049
Foreign currency translation adjustments	—	—	—	—	—	27,160	—	27,160	—	27,160
Disposal of shares in subsidiaries	—	—	—	—	—	—	—	—	(24,061)	(24,061)
Net loss	—	—	—	—	—	—	(193,382)	(193,382)	(9,614)	(202,996)
Balance as of December 31, 2022	389,331,543	249	(17,951,931)	(288,600)	9,125,655	298,981	(8,028,261)	1,108,024	(76,878)	1,031,146
Balance as of December 31, 2022(US$ (Note 2(d)))	389,331,543	36	(17,951,931)	(41,843)	1,323,096	43,348	(1,163,988)	160,649	(11,146)	149,503

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2021 and 2022

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(1,343,630)	(128,468)	(202,996)	(29,430)
Depreciation of property and equipment	127,836	24,755	15,369	2,227
Amortization of intangible assets and land use right	66,597	18,609	11,675	1,693
Amortization of right-of-use assets	28,952	20,443	11,119	1,612
(Reversal)/ provision of allowance for credit losses	829,652	17,829	(9,844)	(1,427)
Change in fair value of contingent consideration	(5,451)	(3,597)	(3,053)	(443)
Foreign exchange (losses)/gains	(15,682)	1,168	(5,259)	(762)
Loss from long-term investments	49,502	—	—	—
Loss from disposal of property and equipment and intangible assets	3,790	1,762	4,964	720
Gain from dividend of equity investments	—	(5,982)	(130)	(19)
Loss from impairment of intangible assets	31,876	—	—	—
Share-based compensation expenses	20,464	9,132	5,049	732
Change in deferred tax liabilities	(8,797)	(2,382)	(1,741)	(252)
Remeasurement of equity investments	9,021	(11,443)	(5,603)	(812)
Change in fair value of investments	(60,630)	(32,687)	(23,608)	(3,423)
Gain from disposals of subsidiaries	—	—	(64,951)	(9,417)
Impairment of goodwill	—	—	112,102	16,253
Share of results of equity investees	(797)	(726)	(292)	(42)
Changes in operating assets and liabilities:
Accounts receivable	208,175	39,834	(36,996)	(5,364)
Short-term and long-term amounts due from related parties	9,553	8,282	8,825	1,280
Prepayments and other current assets	447,332	175,139	48,558	7,039
Other non-current assets	(45,233)	(6,058)	2,113	306
Operating lease liabilities, current and non-current	(24,983)	(23,507)	(12,675)	(1,838)
Accounts and notes payable	(492,659)	(222,380)	16,775	2,432
Amounts due to related parties	(8,721)	(16,354)	31	4
Salary and welfare payable	(64,936)	(13,716)	(3,776)	(547)
Taxes payable	(6,203)	2,000	(3,646)	(529)
Advances from customers	(905,118)	(68,984)	(16,589)	(2,405)
Accrued expenses and other liabilities	(163,025)	(9,011)	11,588	1,680
Net cash used in operating activities	(1,313,115)	(226,342)	(142,991)	(20,732)
Cash flows from investing activities:
Purchase of short-term investments	(1,460,051)	(336,548)	(462,513)	(67,058)
Proceeds from maturity of short-term investments	1,445,422	1,096,550	381,756	55,349
Cash paid for loan receivable	(314,411)	(858,538)	(825,294)	(119,656)
Cash received from loan repayment	555,414	724,277	876,608	127,096
Purchase of property and equipment and intangible assets	(28,330)	(14,742)	(6,450)	(935)
Decrease in cash from disposals of subsidiaries	—	—	(16,065)	(2,329)
Proceeds from maturity of long-term investments	904,755	86,845	—	—
Cash received from dividend of equity investment	—	5,982	130	19
Cash received from disposal of equity investment	56,574	—	—	—
Cash paid for acquisition, net of cash received	(310)	—	—	—
Net cash provided by/(used in) investing activities	1,159,063	703,826	(51,828)	(7,514)
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(308)	—	—	—
Proceeds from issuance of ordinary shares upon exercise of options	58	373	46	7
Contingent consideration paid for business acquisitions	(14,019)	—	—	—
Repurchase of redeemable noncontrolling interests	(10,000)	—	—	—
Acquisition of noncontrolling interests of subsidiaries	—	(1,903)	—	—
Repayment of borrowings and discounted notes	(918,532)	(620,932)	(240,532)	(34,874)
Proceeds from borrowings and discounted notes	733,255	277,900	240,000	34,797
Net cash used in financing activities	(209,546)	(344,562)	(486)	(70)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,187	(1,428)	(2,406)	(349)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(358,411)	131,494	(197,711)	(28,665)
Cash, cash equivalents and restricted cash at the beginning of year	622,515	264,104	395,598	57,356
Cash, cash equivalents and restricted cash at the end of year	264,104	395,598	197,887	28,691
Supplemental disclosure of cash flow information
Income tax paid	3,515	3,007	2,199	319
Interest paid	24,597	7,110	5,046	732
Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	5,632	4,429	6,925	1,004
Receivables related to exercise of stock options	(45)	(28)	(35)	(5)
Accrual related to purchase business acquisitions	10,750	7,176	4,100	594

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1. Organization and Principal Activities

Tuniu Corporation (the “Company”) is an exempted company with limited liability incorporated in the Cayman Islands. The Company, its subsidiaries and the consolidated variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively referred to as the “Affiliated Entities”) are collectively referred to as the “Group”. The Group’s principal activity is the provision of travel-related services mainly in the People’s Republic of China (“PRC”).

As of December 31, 2022, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

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

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB1,343,630, RMB128,468 and RMB202,996 for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB1,313,115, RMB226,342 and RMB142,991 for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, the Group’s accumulated deficit was RMB8,028,261 and the Group had cash and cash equivalents and short-term investments of RMB878,248 and working capital of RMB425,664. In particular, the COVID-19 pandemic has had material adverse impacts on the Group’s business operations for the past three years. Despite the relaxation of COVID-19 related travel restrictions in mainland China in December 2022, there is still a degree of uncertainty as to how COVID-19 pandemic will continue to impact the Group’s results of operations and cash flows for subsequent periods. Such adverse conditions and events, before consideration of management’s plan, raised a substantial doubt about the Company’s ability to continue as a going concern. In response to the COVID-19 pandemic, in 2022, the Group continued to take actions to improve its liquidity, including scaling down its business operations by reducing capital expenditures and operational expenses that were discretionary in nature and obtaining funding from the maturity of certain short-term and long-term investments. Management has developed a plan to mitigate these adverse conditions and events, including a business plan with forecasted cash flows covering the next twelve months from the date of issuance of the consolidated financial statements. Moving forward, management plans to maintain adequate funds to provide a sufficient flexibility in adjusting the Group’s operation scale to cope with the development of the COVID-19 pandemic, and management will continue to manage the Group’s capital expenditures, operational expenses and investments based on the Group’s liquidity position and working capital needs. Based on management’s liquidity assessment, which has considered the Group’s operations at the current business scale, the latest development of COVID-19 pandemic and its possible continuous impact on the Group’s business operations, the available funding from maturity of the Group’s short-term and long-term investments, and the available cash and cash equivalents, the Group will be able to meet its working capital requirements and capital expenditures in the ordinary course of business for the next twelve months from the issuance of these consolidated financial statements. Key assumptions and judgments were made by management related to future sales proceeds, capital expenditures, operational expenses and investments when developing the business plan with forecasted cash flows. As a result, management concluded that business plan, when implemented effectively, will alleviate the substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements have been prepared on going concern basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

All transactions and balances among the Company, its subsidiaries and the Affiliated Entities have been eliminated upon consolidation.

The Company is not an operating company in China but a Cayman Island holding company conducting its operations in China through our PRC subsidiaries and the consolidated affiliated entities. Holders of the Company’s ADSs hold equity interest in Tuniu Corporation, the Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. To comply with PRC laws and regulations that restrict foreign equity ownership of companies that operate internet content, travel agency and air-ticketing services, the Company operates its website and engaged in such restricted services through Nanjing Tuniu and its subsidiaries. Nanjing Tuniu’s equity interests are held by Dunde Yu, the Company’s Chief Executive Officer, and Anqiang Chen, the Company’s financial controller, with equity interests of 80.89% and 19.11%, respectively. On September 17, 2008 and subsequently amended on January 24, 2014 and February 19, 2021, Beijing Tuniu, one of the Company’s wholly owned subsidiaries, entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, Beijing Tuniu is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

Contractual arrangements

On September 17, 2008 and subsequently amended on January 24, 2014 and February 19, 2021, Beijing Tuniu entered into a series of contractual agreements with Nanjing Tuniu and its shareholders, as below:

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

In the years ended December 31, 2020, 2021 and 2022, the Company and its subsidiaries charged technology consulting service fees and group management fees of RMB12,813, RMB16,308 and RMB6,178, respectively, from its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

Being the primary beneficiary of Nanjing Tuniu also depends on the power of attorney Beijing Tuniu has to vote on all matters requiring shareholder approval in Nanjing Tuniu. As noted above, the Company believes this power of attorney is legally enforceable but it may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	levying fines or confiscate the Group’s income;
●	revoke the Group’s business or operating licenses;
●	require the Group to discontinue, restrict or restructure its operations;
●	shut down the Group’s servers or block the Group’s websites and mobile platform;
●	restrict or prohibit the use of the Group’s financing proceeds to finance its business and operations in PRC; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business

Currently, the Company believes the possibility that it will no longer be the primary beneficiary of Nanjing Tuniu and consolidate Nanjing Tuniu and its subsidiaries as a result of the aforementioned risks and uncertainties is remote.

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2022, the aggregate accumulated deficit of the Affiliated Entities was RMB4,698 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

The following table sets forth the assets, liabilities, results of operations and cash flows of the Affiliated Entities which are included in the consolidated financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB	US$(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	89,431	76,759	11,129
Restricted cash	20,410	1,840	267
Short-term investments	306,100	283,472	41,100
Accounts receivable, net	111,941	33,644	4,878
Intercompany receivables	424,829	450,135	65,263
Amounts due from related parties	14,805	957	139
Prepayments and other current assets	46,455	37,172	5,389
Total current assets	1,013,971	883,979	128,165

Non-current assets
Long-term investments	175,947	206,691	29,967
Property and equipment, net	41,062	32,169	4,664
Intangible assets, net	51,925	26,924	3,904
Operating lease right-of-use assets, net	27,841	27,952	4,053
Goodwill	184,619	68,125	9,877
Other non-current assets	86,766	85,970	12,464
Total non-current assets	568,160	447,831	64,929
Total assets	1,582,131	1,331,810	193,094

LIABILITIES
Current liabilities
Short-term borrowings	184,546	187,737	27,219
Accounts and notes payable	325,716	189,898	27,533
Intercompany payable	5,271,506	5,280,746	765,637
Salary and welfare payable	24,689	16,806	2,437
Taxes payable	4,113	1,604	233
Advances from customers	123,625	78,356	11,361
Operating lease liabilities, current	4,457	2,759	400
Amounts due to related parties	2,198	2,163	314
Accrued expenses and other current liabilities	330,723	320,522	46,471
Total current liabilities	6,271,573	6,080,591	881,605
Non-current liabilities
Operating lease liabilities, non-current	23,935	24,156	3,502
Deferred tax liabilities	10,341	6,074	881
Total non-current liabilities	34,276	30,230	4,383
Total liabilities	6,305,849	6,110,821	885,988

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues - intra-Group (1)	77,565	21,117	105,600	15,311
Net revenues - third-party	408,137	228,472	158,920	23,041
Net loss attributable to Tuniu Corporation (2)	(509,406)	(42,858)	(38,026)	(5,513)
Net cash used in operating activities	(849,609)	(190,429)	(77,733)	(11,270)
Net cash provided by investing activities	901,947	411,467	81,081	11,756
Net cash used in financing activities	(332,455)	(276,001)	(34,589)	(5,015)

Additional disclosures relating to operating results of the Affiliated Entities:

(1) Net revenues - intra - Group reflect amounts charged to other entities within the Group for royalty fee for the usage of software owned by VIE in the amount of RMB77,565, RMB21,117 and RMB27,600, for the years ended December 31, 2020, 2021 and 2022, respectively. Net revenues also include revenue for sales of intangible assets within the Group. All these transactions have been eliminated in the presentation of consolidated statement of comprehensive loss.

(2) Net loss includes costs occured to other entities within the Group for technology consulting service fees and group management fees in the amount of RMB12,813, RMB16,308 and RMB6,178, for the years ended December 31, 2020, 2021 and 2022, respectively, all of which have been eliminated in the presentation of consolidated statement of comprehensive loss.

Additional disclosures relating to investing activities of the Affiliated Entities:

Investing activities of the Affiliated Entities primarily represent the investment of, or redemption of, short-term investments during the periods indicated.

Additional disclosures relating to financing activities of the Affiliated Entities:

Financing activities include borrowing and repayment of loans from other entities within the Group, including repayments of RMB133,455, borrowings of RMB8,099 and repayments of RMB36,689, for the years ended December 31, 2020, 2021 and 2022, respectively, all of which have been eliminated in the presentation of consolidated statement of cash flows.

In addition, the Affiliated Entities repaid financing from banks by discounting bank acceptance notes (Note 15) for their operations with the amount of RMB199,000 and RMB284,100 for the years ended December 31, 2020 and 2021, respectively and obtained financing with the amount of RMB2,100 for the year ended December 31, 2022.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include fair value of short-term and long-term investments, current expected credit losses for financial assets measured at amortized cost, estimated useful lives of property and equipment and intangible assets, impairment for goodwill, impairment for non-financial assets, fair value of contingent considerations with respect to business combinations, fair value of share-based payment arrangements, fair value of initial and subsequent measurement of equity investments using measurement alternative, valuation allowance for deferred tax assets and the determination of uncertain tax positions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(d) Functional Currency and Foreign Currency Translation – continued

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.8972 on December 31, 2022, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2022, or at any other rate.

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

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(e) Fair Value Measurement – continued

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant Other
	Markets for Identical Assets (Level 1)
	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Long-term investments	988	889	129

	Fair Value Measurement Using Significant Other
	Observable Inputs (Level 2)
	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Short-term investments	580,855	659,336	95,595

	Fair Value Measurement Using
	Unobservable Inputs (Level 3)
	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Short-term investments	30,006	60,038	8,705
Contingent consideration for business combinations - short term	7,153	4,100	594

The roll forward of major Level 3 investments are as following:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Fair value of Level 3 investment at the beginning of the year	71,506	30,006	4,350
Addition	30,000	30,000	4,350
Decrease	(71,241)	—	—
Change in fair value of the investments	(259)	32	5
Fair value of Level 3 investment at the end of the year	30,006	60,038	8,705

The Company determined the fair value of its investments by using income approach with significant unobservable inputs of future cash flows and discount rates ranging from 2.0% to 10.0%.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(e) Fair Value Measurement – continued

The roll forward of contingent consideration for acquisitions is as below:

		As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	10,750	7,153	1,037
Net change in fair value	(3,597)	(3,053)	(443)
Balance at the end of the year	7,153	4,100	594

Contingent consideration is valued using an expected cash flow method with unobservable inputs including the probability to achieve the operating and financial targets, which is assessed by the Group, in connection with the contingent consideration arrangements.

(f) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks and third party payment processors, which are unrestricted as to withdrawal or use. Cash equivalents represent short term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

(g) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash mainly represents (i) cash deposits required by tourism administration departments as a pledge to secure travellers’ rights and interests, (ii) cash deposits required by China Insurance Regulatory Commission for engaging in insurance agency or brokering activities, (iii) the deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee, and required by the Group’s business partners, (iv) deposits frozen by banks required by courts.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on consolidated balance sheet as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Cash and cash equivalents	213,538	349,077	153,835	22,304
Restricted cash	50,566	46,521	44,052	6,387
Total	264,104	395,598	197,887	28,691

(h) Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which are due between three months and one year and stated at amortized cost; and (ii) investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2020, 2021 and 2022.

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

The Group’s accounts receivable, held-to-maturity investments, prepayments and other current assets, amounts due from related parties and long-term amounts due from related parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include nature, size and types of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, progress of COVID-19 pandemic and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

(j) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less provision for current expected credit losses. The Group recognized allowance for expected credit losses of RMB55,910, RMB13,216 and a reversal of RMB1,530 for the years ended December 31, 2020, 2021 and 2022, respectively.

The following table summarized the details of the Group’s allowance for expected credit losses related to accounts receivables:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	48,647	91,422	94,433	13,691
Cumulative effect of adoption of new accounting standard	1,833	—	—	—
Allowance for expected credit losses	56,747	13,216	844	122
Reversal	(837)	—	(2,374)	(344)
Write-offs	(14,968)	(10,205)	—	—
The effect of disposals of subsidiaries	—	—	(12,356)	(1,791)
Balance at the end of year	91,422	94,433	80,547	11,678

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

Dividends received reduce the carrying amount of the investment. Equity-method investment is reviewed for impairment by assessing if the decline in fair value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

The Group adopted the ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”, effective from January 1, 2018. The Group elects a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, the Group measures these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value.

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

Other long-term investments

Other long-term investments include financial products with maturities over one year, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive loss.

Refer to Note 7 for details.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(l) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 - 5 years
Buildings	16 - 20 years
Furniture and fixtures	3 - 5 years
Vehicles	3 - 5 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset ranging from 1 - 9 years

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

(n) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-use software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB756, RMB4,972 and RMB2,467 for the years ended December 31, 2020, 2021 and 2022, respectively. The amortization expense for capitalized software costs amounted to RMB90,684, RMB8,001 and RMB8,678 for the years ended December 31, 2020, 2021 and 2022, respectively. The unamortized amount of capitalized internal use software development costs was RMB12,459 as of December 31, 2022.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(o) Business combination and noncontrolling interests

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group has adopted ASC 805 “Business Combinations”, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

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

When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Group accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method.

Subsequent to the initial measurement of acquisition, adjustments to the amount of contingent consideration are recognized as a gain or loss during the period of adjustments, and are reflected in other operating income.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Group deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(p) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 1 to 5 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, supplier relationship, software, technology, non-compete agreements, travel licenses and insurance agency license, which are amortized on a straight-line basis over their estimated useful lives of 1 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. The Group provided impairment for certain intangible assets of RMB31,876, nil and nil or the years ended December 31, 2020, 2021 and 2022, respectively. Refer to Note 9 for details.

(q) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group adopted ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. Management conducts its goodwill impairment assessment as of December 31 annually or more frequently if events or changes in circumstances indicate that it may be impaired. The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

There is only one reporting unit in the Group as Chief Operating Decision Maker (“CODM”) only reviews the operating results on the consolidation level, and business substance and economic characteristics of entities and components within the Group are similar. Therefore, the goodwill assessment was performed for the Group on consolidated level as one reporting unit.

During the second quarter of 2022, since the COVID-related travel policies and measures underwent an abruptly and broadly heightened implementation phase, the impact of COVID-19 pandemic was more severe than before and it was uncertain how much longer the pandemic would continue to impact the Group’s business. As a result of the continued implementation of various travel restrictions in mainland China due to COVID-19 pandemic, the travel industry plunged and the situation has become even more challenging compared to the first wave of pandemic in 2020 in mainland China, resulting in a pessimistic market sentiment in the second quarter of 2022. Together with other indicators such as the Group’s history of net losses and low market capitalization, in the second quarter of 2022, management concluded the existence of the triggering events which required management to perform an interim quantitative goodwill impairment test as of June 30, 2022. Management performed an interim quantitative goodwill impairment test with the fair value of the reporting unit estimated by management based on the income approach, using a discounted cash flow model, with cashflow forecast reflecting management’s best estimate at that time of the outlook of the business. Based on quantitative goodwill impairment test, the fair value of the reporting unit was RMB1,092.9 million, which was lower than the carrying value of the Group’s net assets of RMB1,205.0 million as of June 30, 2022, hence the Group recognized an impairment charge of RMB112.1 million for goodwill during the second quarter of 2022. Certain key assumptions used in management’s impairment assessment related to revenue growth rate, gross margin, operating expenses, working capital requirements and discount rate by considering the historical performance of the reporting unit, relevant industry forecasts and market developments. After the impairment provision, the goodwill balance was reduced to RMB119.9 million as of June 30, 2022.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(q) Goodwill – continued

In December 2022, COVID-19 related travel restrictions were released in mainland China, which was a positive sign for travelling industry and the Group. In addition, the capital market responded quickly with market capitalization of the Company increased to RMB1,289.1 million as of December 31, 2022, which was higher than the Group’s carrying value of RMB1,058.3 million and the share price of the Company kept increasing subsequently in 2023, which reflects an improved market sentiment to the travel industry. As a result, the Company concluded there was no impairment indicators for the Group’s goodwill as of December 31, 2022, and hence no further impairment is required.

No impairment loss was recognized for the years ended December 31, 2020 and 2021 based on management’s impairment test.

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

All of the Group’s non-financial assets are considered one asset group which represents the lowest level to independently generate identifiable cash flows. COVID-19 related travel restrictions were released in mainland China in December 2022, which was a positive sign for travelling industry and the Group. In addition, as of December 31, 2022, the Company’s market capitalization increased to RMB1,289.1 million, which was higher than the Group’s carrying value of RMB1,058.3 million and the share price of the Company kept increasing subsequently in 2023, which reflects an improved market sentiment to the travel industry. As a result, the Group concluded that there was no impairment for non-financial assets for the year ended December 31, 2022.

Based on management’s assessment, no additional impairment of non-financial assets was recognized during the years ended December 31, 2020 and 2021, except for provision for certain intangible assets (Note 2(p) and Note 9) and goodwill impairment (Note 2(q) and Note 11).

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

According to ASC 606, “Revenue from Contracts with Customers” revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. There are no significant estimates in the Group’s revenue arrangements.

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

Under certain circumstances, the Group may enter into contractual commitments with suppliers to reserve tours, and is required to pay a deposit to ensure tour availabilities. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. For packaged tour arrangements that the Group undertakes inventory risk which is considered to be substantive, revenues are recognized on gross basis. Revenues for such arrangements that the Group undertakes substantive inventory risk were RMB1,599, nil and nil for the years ended December 31, 2020, 2021 and 2022, which were recorded in revenues from packaged tours.

The Group also operates its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour.The Group is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606. Revenues from the self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB122,699, RMB169,376 and RMB32,308 for the years ended December 31, 2020, 2021 and 2022, which were recorded in revenues from packaged tours.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(t) Revenue Recognition - continued

Other revenues: Other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB35,284, RMB38,406 and RMB46,263 for the years ended December 31, 2020, 2021 and 2022, respectively, (iii) fees for advertising services that the Group provides primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB26,204, RMB20,971 and RMB12,191 for the years ended December 31, 2020, 2021 and 2022, respectively, (iv) sales of merchandises, whereas the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified merchandises, for which revenue is recognized on gross basis with revenue recognized of RMB23,512, RMB17,780 and RMB15,213 for the years ended December 31, 2020, 2021 and 2022, respectively; and (v) service fees for financial services. The Group provided account receivables factoring service and cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2020, 2021 and 2022 were RMB43,149, RMB20,307 and RMB19,215, respectively.

Revenue is recognized when relevant services are rendered, the tickets are issued or merchandises are accepted by customers.

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travelling products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. As of December 31, 2021 and 2022, liabilities recorded related to membership points and cash rewards were RMB3,951 and RMB3,400, respectively.

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

(u) Cost of Revenues

Cost of revenues mainly consists of salaries and other compensation expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including cost of merchandises, payment processing fees, telecommunication expenses, rental expenses, depreciation expenses and other service fee for financial service. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(v) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expenses and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB50,662, RMB40,661 and RMB15,066 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(x) Leases

The Company applied ASC 842, “Leases”, by using the optional transition method at the adoption date without recasting comparative periods. The Company determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in operating lease right-of-use (“ROU”) assets, net, operating lease liabilities, current and operating lease liabilities, non-current on its consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of comprehensive loss and cash flows.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(z) Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

(aa) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB56,396, RMB22,326 and RMB17,367 for the years ended December 31, 2020, 2021 and 2022, respectively.

(ab) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB22,398, RMB22,468 and RMB9,540 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(ae) Treasury stock

On September 30, 2020, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of the Company’s ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets. For the year ended December 31, 2021 and 2022, the Group reissued 576,165 and 314,592 shares to employees upon their exercise of share options or vesting of restricted share units under the Group’s share compensation plans, respectively. The Company recognizes the difference between the reissuance price and the average cost the Company paid for repurchase in additional paid-in capital when reissuing the shares.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ag) Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company will evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. The Group adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company will adopt this update in the first quarter of 2023 and does not expect the adoption to have a material impact to the Company’s Consolidated Financial Statements. The Group is in the process of evaluating the impact of the new guidance on its consolidated financial statements. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. The Company will adopt this update in the first quarter of 2023 and does not expect the adoption to have a material impact to the Company’s consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ag) Recently Issued Accounting Pronouncements - continued

In September 2022, the FASB issued ASU 2022-09 Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The update requires the companies that use a supplier finance program in connection with the purchase of goods or services to disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is also permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, accounts receivables, due from related parties and long-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

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

As of December 31, 2022, the Group had RMB61,874 in bank A, located in PRC and USD6,546 (RMB45,149) in bank B, located in Hong Kong, representing 31% and 23% of total cash and cash equivalents and restricted cash balance, respectively.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from individual customers, corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on those customers and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2020, 2021 and 2022.

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

(b) Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes influenced by central government policies, and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in PRC must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Acquisition of travel agencies

Before 2020, the Group made several acquisitions in offline travel agencies. These business acquisitions were accounted for using purchase accounting and goodwill of RMB232,007 was recognized accordingly. The fair value of the contingent cash consideration, based on the achievement of profit target in the future, was estimated using a probability-weighted scenario analysis method. During the years ended December 31, 2020, 2021 and 2022, the Group paid RMB14,019, nil and nil, respectively, of the contingent consideration, and made a downward adjustment of the fair value of the contingent consideration by RMB5,451, RMB3,597 and RMB3,053, respectively, based on the reassessment of achievement of profit target. As of December 31, 2022, the Group has unpaid contingent consideration of RMB4,100 resulting from these acquisitions.

Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

Disposal of travel agencies

During the year ended December 31, 2022, the Group disposed the controlling interests in certain subsidiaries engaging in travel agency business, which were acquired by the Group before 2020, and only retained non-controlling interests in these former subsidiaries after the disposals.

There is only one reporting unit in the Group, and the Group attributed portions of the reporting unit’s goodwill to these disposed entities in determining the gain or loss on the disposal of the business, based on the relative fair values of these disposed entities compared with the fair value of the Group. As the disposed entities are not individually material to the Group’s consolidated financial statements, the disposal activities are presented in aggregate as follows:

Amount
Total consideration	17,264
Recognition of:
Long-term investment - fair value of retained non-controlling interests	9,655
Derecognition of:
Net liabilities (including cash disposed of RMB23,519)	29,482
Intangible assets	(16,027)
Deferred tax liability	3,899
Noncontrolling interests	24,061
Waiver of the contingent consideration yet to be paid	1,861
Goodwill attributable to the disposed entities	(5,244)
Total disposal gain	64,951

As of December 31, 2022, the Group received proceeds of RMB7,454 with unpaid amount of RMB9,810, which is expected to receive in 5 years.

As a result of above disposals, the Group recognized a disposal gain of RMB64,951 for the year ended December 31, 2022.

The business size of disposed former subsidiaries were not material to the Group and the Group continues to operate its travel agency business, hence the disposals were not considered as a strategic shift for the Group’s business operations nor discontinued operations.

Refer to Note 7 for accounting for the retained noncontrolling investments in these former subsidiaries.

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

The acquisition of BCA is considered as assets acquisition and the intangible assets acquired include the exclusive operation right of leisure travel channel, preferred partnership of hotel and air ticket reservation service, traffic and marketing supports. Due to the downturn in business activities in 2020, the Group wrote down RMB9,554 for these intangible assets for the year ended December 31, 2020. As of December 31, 2020, the five-year agreement had expired, and the carrying value of above intangible assets was nil, so the Group wrote off these intangible assets.

6. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	74,328	45,212	6,555
Interest income receivable	814	843	122
Prepayment for advertising expenses	1,714	406	59
Loan receivables	151,089	100,361	14,551
Value-added tax receivables	76,285	62,808	9,106
Receivables from employees	15,180	12,598	1,827
Others	17,623	20,766	3,011
Total	337,033	242,994	35,231

Loan receivables are recorded in connection with the Group’s cash lending service.

The Group recognized a net provision for prepayments and other current assets of RMB170,639, RMB2,858 and RMB8,458 for the years ended December 31, 2020, 2021 and 2022, respectively.

The following table summarized the details of the Group’s provision for prepayments and other current assets:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	154,482	342,383	318,034	46,111
Cumulative effect of adoption of new accounting standard for expected credit losses	17,262	—	—	—
Addition	182,829	22,408	16,508	2,393
Reversal	(12,190)	(19,550)	(8,050)	(1,167)
Write-offs	—	(27,207)	—	—
Disposals of subsidiaries	—	—	(1,614)	(234)
Balance at the end of year	342,383	318,034	324,878	47,103

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments consist of equity investments, held-to-maturity investments and other long-term investments.

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Equity investments – equity method	44,415	54,362	7,882
Equity investments – without readily determinable fair values	153,643	172,563	25,019
Equity investments – securities with readily determinable fair values (Note 23(a))	988	889	129
Held-to-maturity investments	2,901	2,748	398
Total	201,947	230,562	33,428

Equity investments - equity method

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42,500 for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. As of December 31, 2021 and 2022, the carrying value of its equity investment was RMB44,415 and RMB45,577, respectively.

As disclosed in Note 4, during the year ended December 31, 2022, the Group disposed the controlling interests in certain subsidiaries and only retained non-controlling interests in the former subsidiaries after the disposals, and recognized an investment of RMB9,655. Since the Group is still entitled to appoint one board seat to each of former subsidiaries, the Group is considered to be able to insert significant influence over their operating and financial policies, the retained noncontrolling investments are measured under equity method.

During the years ended December 31, 2020, 2021 and 2022, the Group recognized RMB797, RMB726 and RMB292 of shares of income of equity investees, respectively, from all of its equity method investments.

Financial information of the investees described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

Equity investments – without readily determinable fair values

	As of December 31,
	2021	2022
	RMB	RMB	US$(Note 2(d))
Equity investments without readily determinable fair values:
Initial cost	161,666	174,983	25,370
Net cumulative fair value adjustments	(8,023)	(2,420)	(351)
Carrying Value	153,643	172,563	25,019

Before 2020, the Group made several equity investments in private companies, over which the Group has neither significant influence over operating and financial policies nor control through its investments. The Group is also not entitled to redemption rights to request investees to early redeem its equity interests at the Group’s sole discretion. With the adoption of ASU 2016-01 effective from January 1, 2018, the Group elected a measurement alternative to account for these equity investments.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7. Long-term investments - continued

As disclosed in Note 23(a), in May 2022, the Group received and registered 632,992,650 trust units, representing 0.09% of total unit interests, as the settlement of the remaining HNA debts. Upon the receipts of trust units with the legal title by the Group, the Group recognized an initial investment with the amount of RMB13,318. As an ordinary unit holder, the Group is entitled to receive distribution of trust income based on the income distribution plan of HNA trust. The Group has no redemption rights to request HNA Trust to early redeem its trusts units at the Group’s sole discretion and HNA trust is a privately owned and the trust units are not traded publicly. As a result, the Group accounted for such investment in trust units as equity investment without readily determinable fair values and elected to apply the measurement alternatives for this investment.

During the years ended December 31, 2020, 2021 and 2022, the Group remeasured certain of above equity investments based on the information obtained from observable transactions and recognized an investment loss of RMB9,021, an investment gain of RMB11,443 and RMB5,603, respectively.

During the year ended December 31, 2020, the Group recognized impairment losses of RMB49,502 on certain equity investments based on the Group’s assessment of current economic conditions with the considerations of COVID-19 impacts, as well as the operating performance of the investees. The impairment was recorded in other income/(loss). No impairment loss was recognized for long-term investments for the years ended December 31, 2021 and 2022.

Held-to-maturity investments

During 2019, the Group made investments in time deposits that the Group has intention and ability to hold until maturity. The Group classified these investments as held-to-maturity investments. As of December 31, 2021 and 2022, the carrying value of these investments amounted to RMB 2,901 and RMB2,748, respectively.

8. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	136,993	119,600	17,340
Leasehold improvements	139,087	119,069	17,263
Buildings	4,109	4,109	596
Furniture and fixtures	16,541	13,328	1,932
Vehicles	19,419	6,875	997
Software	190,100	192,553	27,918
Others	2,102	—	—
Subtotal	508,351	455,534	66,046
Less: Accumulated depreciation	(452,759)	(417,644)	(60,553)
Property and equipment subject to depreciation	55,592	37,890	5,493
Construction in progress	42,567	47,292	6,857
Total	98,159	85,182	12,350

Depreciation expense for the years ended December 31, 2020, 2021 and 2022 was RMB127,836, RMB24,755 and RMB15,369, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Travel license	31,056	30,456	4,415
Insurance agency license	11,711	11,711	1,698
Software	73,056	64,985	9,422
Technology	4,300	4,300	623
Trade names	41,634	38,264	5,548
Supplier relationship	8,560	—	—
Customer relationship	21,787	11,020	1,598
Non-compete agreements	6,399	5,816	843
Subtotal	198,503	166,552	24,147
Less: Accumulated amortization	(120,805)	(113,558)	(16,464)
Less: Impairment	(22,322)	(22,322)	(3,236)
Total	55,376	30,672	4,447

Amortization expenses for intangible assets were RMB64,536, RMB16,547 and RMB9,613 for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group provided impairment charges for trade names and customer relationship of RMB15,482 and RMB6,840, respectively, for the year ended December 31, 2020, as the Group believes the future economic benefit generated from these intangible assets were limited. No impairment was made in 2021 and 2022.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2023	4,463	647
2024	3,713	538
2025	2,944	427
2026	2,435	353
2027	2,368	343
Thereafter	14,749	2,139
Total	30,672	4,447

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

10. Land use right, net

Land use right, net, consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Land use right	101,007	101,007	14,645
Less: Accumulated amortization	(6,355)	(8,417)	(1,221)
Net book value	94,652	92,590	13,424

In December 2018, the Group obtained the certificate for a land use right, which had been fully paid, and started to amortize over the remaining period of the right to use the land. Amortization expenses for land use right were RMB2,061, RMB2,062 and RMB2,062 for the years ended December 31, 2020, 2021 and 2022, respectively.

11. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	232,007	232,007	33,638
Disposals of subsidiaries (Note 4)	—	(5,244)	(761)
Impairment (Note 2(q))	—	(112,102)	(16,253)
Balance at the end of year	232,007	114,661	16,624

12. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Deposits	7,094	1,836	266
Loans receivables	13,551	9,795	1,420
Long-term prepayments to a supplier (a)	71,353	62,663	9,085
Receivables for disposal of subsidiaries (Note 4)	—	6,373	924
Others	113	10,424	1,512
Total	92,111	91,091	13,207

(a) This represents the prepayment of hotel resources the Group prepaid to a third party supplier which are expected to be utilized over one year.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Other non-current assets – continued

The Group recognized a net provision for other loans receivable carried in non-current assets of RMB1,092 and a reversal of RMB2,979 for the year ended December 31, 2021 and 2022. The following table summarized the details of the Group’s provision:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$(Note 2 (d))
Balance at the beginning of year	1,181	9,852	10,944	1,587
Cumulative effect of adoption of new accounting standard relating to credit losses	294	—	—	—
Addition	8,805	1,633	1,894	275
Reversal	(428)	(541)	(4,873)	(707)
Balance at the end of year	9,852	10,944	7,965	1,155

13. Short-term and long-term borrowings

The following is a summary of short-term and long-term borrowings:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Short-term borrowings, including short-term portions of long-term borrowings	9,981	7,517	1,090
Long-term borrowings	14,344	11,959	1,734

As of December 31, 2021 and 2022, the Group had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 0.2% to 5.0% and 0.2% to 8.0% per annum, respectively.

As of December 31, 2021 and 2022, the Group had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.2% to 4.3% and 0.2% to 1.3% per annum, respectively. The repayment terms of Group’s long-term borrowings from banks ranged from three years to eight years and the principals and interests are repaid on monthly or quarterly basis or upon maturity.

The above borrowings contain certain standard covenants including, among others, limitation on liens, liquidation and dissolution of the Group, significant change of the Group’s capital structure and external investments. The Group was in compliance with all of the loan covenants as of December 31, 2021 and 2022. Borrowings of RMB2.3 million were guaranteed by one of our subsidiaries and subject to a pledge of our land use right as of December 31, 2020, which was repayed in 2021.

The following table summarizes the aggregate required repayments of the principal amounts of the Group’s long-term borrowing:

As of December 31,
2022
RMB
2024	3,991
2025	3,780
2026	1,950
2027 and thereafter	2,238
Total	11,959

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Leases

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining lease terms of one month to seventeen years.

Total lease costs were RMB39,327, RMB26,469 and RMB15,427 for the year ended December 31, 2020, 2021 and 2022, respectively including short-term lease costs within 12 months of RMB6,653, RMB2,540 and RMB1,936, respectively.

Consolidated balance sheet information related to leases is presented as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
ASSETS
Operating lease right-of-use assets, net	48,115	33,204	4,814
LIABILITIES
Operating lease liabilities, current	16,556	12,439	1,803
Operating lease liabilities, non-current	38,832	26,482	3,840
Total	55,388	38,921	5,643

Supplemental cash flow information related to leases is as follows:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Cash paid for amounts included in the measurement of lease liabilities	38,399	26,000	15,048	2,182
Right-of-use assets obtained in exchange for operating lease liabilities	28,444	43,855	5,642	818

Other information related to lease is as follows:

	As of December 31,
	2021	2022
Weighted average remaining lease term(years)	6.81	8.08
Weighted average discount rate	5%	5%

As of December 31, 2022, maturities of lease liabilities (excluding lease payments of RMB356 for the leases with lease terms less than one year) are as follows:

As of December 31,
2022
RMB
2023	15,654
2024	6,361
2025	3,588
2026	3,576
2027 and thereafter	20,078
Total minimum lease payments	49,257
Less: interest	(10,336)
Present value of lease obligations	38,921

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users (a)	12,428	10,474	1,519
Payable for business combination	7,153	4,100	594
Accrued liabilities related to customers incentive program	3,951	3,400	493
Accrued professional service fees	11,861	11,356	1,646
Accrued advertising expenses	18,806	16,047	2,327
Deposits received from suppliers	86,212	72,169	10,464
Accrued operating expenses	8,067	7,662	1,111
Advanced payment from banks (b)	13,925	13,577	1,968
Discounted bank acceptance notes (c)	197,900	200,000	28,997
Others	22,326	19,527	2,828
Total	382,629	358,312	51,947

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

(c) Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest ranging from 2.0% to 2.4%. The issuance of notes payable is collateralized by the Group’s bank deposits of RMB197,900 and RMB200,000 as of December 31, 2021 and 2022, which were recorded in short-term investments.

16. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2020, 2021 and 2022.

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Income Taxes – continued

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of mainland China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within mainland China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with mainland China. According to the arrangement between mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in mainland China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2022 for another three years. Tuniu Nanjing Information Technology obtained its HNTE certificate in 2017 with a valid period of three years and successfully obtained the first renewal of such certificate in December 2020 for another three years. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology are eligible to enjoy a preferential tax rate of 15% in 2022 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities. If Nanjing Tuniu and Tuniu Nanjing Information Technology fail to maintain their HNTE qualifications or renew their qualifications when their current terms expire, their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations. Besides, Beijing Tuniu obtained the HNTE certificate as well in 2018 and expired in 2020. As a consequence, the applicable enterprise tax rate for Beijing Tuniu has been restored to 25% since 2021. However, since Beijing Tuniu has large amount of accumulated loss in previous years, the increased EIT rate would not result in an immediate adverse effect on our financial condition.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2020	2021	2022
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(20.9)	(16.0)	(20.3)
R&D expenses super-deduction	(0.7)	(4.3)	(2.9)
Non-deductible expenses and non-taxable income incurred	(2.2)	(1.1)	0.4
Difference in EIT rates of certain subsidiaries	0.1	(0.3)	0.1
Effect of preferential income tax rates	(0.8)	(3.4)	(1.9)
Total	0.5	(0.1)	0.4

The aggregate amount and per share effect of the preferential income tax rates are as follows:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	11,239	4,411	3,929	570
Basic and diluted net loss per share effect	—	—	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Income Taxes – continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	18,124	15,393	2,232
Net operating loss carry forwards	657,571	483,092	70,042
Carryforwards of deductible advertising expenses	11,321	11,349	1,645
Allowance for doubtful accounts	252,605	246,930	35,801
Subtotal	939,621	756,764	109,720
Less: valuation allowance	(939,621)	(756,764)	(109,720)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(2,382)	(1,741)	(252)
Total non-current deferred tax liabilities, net	(2,382)	(1,741)	(252)

As of December 31, 2022, the Group had net operating loss carryforwards of RMB2,053,670 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2022 for the amount of RMB666,175 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2023 and 2026. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2021 and 2022, valuation allowances of RMB939,621 and RMB756,764 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	1,246,296	1,332,721	939,621	136,232
Additions	396,582	29,089	31,324	4,541
Written-off for expiration of net operating losses	(304,939)	(414,409)	(212,636)	(30,829)
Utilization of previously unrecognized tax losses and deductible advertising expenses	(5,218)	(7,780)	(1,545)	(224)
Balance at the end of the year	1,332,721	939,621	756,764	109,720

17. Redeemable noncontrolling interests

In December 2016, the Group entered into an investment agreement with certain investors (“noncontrolling shareholders”) to establish a subsidiary. The noncontrolling shareholders contributed RMB90,000 and held 30% equity interest. Pursuant to the investment

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

agreement, the noncontrolling shareholders have the option to request the Group to redeem their equity interests at an agreed price after three years of the investment. In April 2018, the Group agreed with one of the noncontrolling shareholders to purchase its 10% equity interest of the subsidiary at the cost of RMB30,000. In December 2019, the Group agreed with another noncontrolling shareholder to purchase its 10% equity interest of the subsidiary at the cost of RMB37,733. In September 2020, this subsidiary decreased its share capital and the Group made payment to the noncontrolling shareholder of RMB10,000.

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

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	37,200	27,200	27,200	3,944
Repurchase of redeemable noncontrolling interests	(10,000)	—	—	—
Accretion on redeemable noncontrolling interests	—	—	—	—
Balance as of December 31	27,200	27,200	27,200	3,944

18. Ordinary Shares

Upon inception of the Company, each ordinary share was issued at a par value of US$0.0001 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2021 and 2022, the authorized share capital of the Company is US$100,000 divided into 1,000,000,000 shares, comprising of 780,000,000 Class A Ordinary Shares and 120,000,000 Class B Ordinary Shares, each at a par value of US$0.0001 per share, and 100,000,000 shares of a par value of US$0.0001 each of such class or classes as the board of directors may determine.

As of December 31, 2022, 1,000,000,000 ordinary shares were authorized. 389,331,543 were issued and outstanding, comprising of 371,958,043 Class A shares and 17,373,500 Class B shares as of December 31, 2022.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant share options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 18,375,140 ordinary shares. In April 2014 the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”). The maximum aggregate number of shares will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal 5% of the then-issued and outstanding ordinary shares on an as-converted basis, reaching a total of 41,964,263 Class A ordinary shares. The maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 17,542,440 Class A ordinary shares in April 2023, reaching to a total of 59,506,703 Class A ordinary shares.

The share options and restricted shares granted under the 2008 plan initially have a contractual term of six years, and grants under the 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan generally vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. As of December 31, 2022, 25,609,287 options and 230,646 restricted shares were outstanding under the 2008 and 2014 plan.

The Group recognized share-based compensation expense of RMB20,464, RMB9,132 and RMB5,049 for the years ended December 31, 2020, 2021 and 2022, respectively, which was classified as follows:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	1,044	390	411	60
Research and product development	4,349	724	572	83
Sales and marketing	1,099	644	657	95
General and administrative	13,972	7,374	3,409	494
Total	20,464	9,132	5,049	732

Share options

The following table summarizes the Company’s option activities:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	share options	Price	Contractual Life	Value
		US$	In Years	US$’000

Outstanding at January 1, 2022	13,976,607	1.81	3.74	825
Granted	14,847,631	0.3333	—	—
Exercised	(253,320)	0.03	—	—
Forfeited	(2,961,631)	1.83	—	—
Outstanding at December 31, 2022	25,609,287	0.97	6.56	3,920
Vested and expected to vest at December 31, 2022	23,603,747	1.02	6.31	3,584
Exercisable at December 31, 2022	10,761,656	1.85	2.35	1,395

The total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 was RMB2,290, RMB3,563 and RMB458 (US$66), respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses - continued

The weighted-average grant date fair value for options granted during the year ended December 31, 2022 was US$0.15, computed using the binomial option pricing model. No share options were granted for the years ended December 31, 2020 and 2021.

The total fair value of share options vested during the years ended December 31, 2020, 2021, and 2022 was RMB25,038, RMB11,000 and RMB2,371 (US$344), respectively.

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

The Company uses the binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants for the year ended December 31, 2022 were as follows:

2022

Expected volatility	48.25%
Risk-free interest rate	2.78%
Exercise multiple	2.2-2.8
Expected dividend yield	0%
Time to maturity (in years)	10
Expected forfeiture rate (post-vesting)	0%-13.24%
Fair value of the common share on the date of option grant	US$0.13-0.16 (RMB0.90-1.10)

As of December 31, 2022, there was RMB14,055 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 3.61 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2020, 2021 and 2022 were RMB161, RMB247 and RMB136 (US$20), respectively.

The fair value of restricted shares with service conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Share-based Compensation Expenses - continued

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of	Weighted average
	restricted shares	grant date fair value
Restricted shares as of January 1, 2022	21,918	2.23
Granted	270,000	0.17
Vested	(61,272)	0.91
Forfeited	—	—
Restricted shares as of December 31, 2022	230,646	0.17
Vested and expected to vest at December 31, 2022	230,646	0.17

As of December 31, 2022, there was RMB271 (US$39) in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 3.35 years.

20. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(1,307,956)	(121,524)	(193,382)	(28,036)
Numerator for basic and diluted net loss per share	(1,307,956)	(121,524)	(193,382)	(28,036)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	370,240,040	370,874,312	371,208,209	371,208,209
Loss per share-basic and diluted	(3.53)	(0.33)	(0.52)	(0.08)

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and unvested restricted shares with the number of 3,027,586, 2,891,152 and 9,996,757 for the years ended December 31, 2020, 2021 and 2022, respectively.

21. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB727,920 million, or 68.8% of the Group’s total consolidated net assets as of December 31, 2022.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22. Commitments and Contingencies

(a) Capital Commitments

As of December 31, 2022, capital commitments relating to leasehold improvement were approximately RMB826.

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

(c) Other commitments

Deposits or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB30 million and RMB30.4 million as of December 31, 2021 and 2022, respectively.

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Trip.com”)	a shareholder of the Company with the right to appoint one director of the Company
Hopeful Tourism Limited (“Caissa”, a wholly-owned subsidiary of Caissa Sega Tourism Culture Investment Limited)	a shareholder with one board director of the Company
HNA Tourism Holdings Group Co., Ltd. (“HNA Tourism”)	a shareholder with two board directors of the Company

a)	Transactions with related parties:

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances - continued

The Group sells packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. The Group purchased travelling products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through the Group’s online platform, amounted of RMB16.9 million, RMB145.5 and RMB45.9 (US$6.7) for the years ended December 31, 2020, 2021 and 2022, respectively.

Caissa

On November 20, 2020, pursuant to a share purchase agreement and certain amendments, Caissa completed the purchase of all

Class A ordinary shares of the Company from JD and became the related party of the Group. Subsequently on February 9, 2021, Caissa assigned a director to the Company’s board of directors to replace the director previously assigned by JD.

The Group sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant for the years ended December 31, 2020, 2021 and 2022.

HNA Tourism

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism for total consideration of RMB3,279 million (US$500 million).

HNA Tourism agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules. The Group purchased RMB164.4 million, RMB112.8 million and RMB35.9 million (US$5.2 million) air tickets from HNA Tourism for the year ended December 31, 2020, 2021 and 2022, respectively. The Group sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant for the years ended December 31, 2020, 2021 and 2022.

In December 2017 and May 2018, the Group provided financing (the “Notes Financing” and the “Loan Financing”) to certain affiliates of HNA Tourism (the “HNA Affiliates”) with total principal amount of RMB540 million. For the year ended December 31, 2019, the Notes Financing and the Loan Financing were overdue and the Group provided an allowance provision of RMB23.2 million against the carrying value of above Notes Financing and Loan Financing to reflect the increasing credit risk associated with the respective outstanding balances. In the year ended December 31, 2020, HNA Group’s financial position further deteriorated and subsequently in January 2021, HNA Group received a formal bankruptcy and restructuring notice from the Hainan Province High People’s Court (the “Court”) following creditors’ action against HNA Group due to its failure to pay overdue debts. As of December 31, 2020, the Group assessed the recoverability of above receivables and provided a full allowance for CECL on the remaining balance at the amount of RMB44.8 million and RMB512.8 million for the Notes Financing and the Loan Financings, respectively. Moreover, the Group provided a full allowance of RMB30.8 million for the current amounts due from other HNA Tourism affiliates. As of December 31, 2020, the carrying value of the Notes Financing, Loan Financing and amounts due from other HNA affiliates (collectively referred to as “HNA debts”) was RMB nil.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Related party transactions and balances - continued

In October 2021, debt restructuring plans of HNA Group and its affiliates were approved by the creditors and the Court, pursuant to which HNA Group and its affiliates would settle their debts owed to the creditors by various means, including cash, shares of Hainan Airlines Holding Co., Ltd., (“HNA Airlines”), a company listed in Chinese A share market, and units in a trust ("HNA Trust") comprising assets/liabilities of HNA Group and certain of its affiliates, etc. In December 2021, the Group received cash of RMB0.3 million (US$0.04 million) and 531,591 shares of HNA Airlines with value of RMB1 million (US$0.14 million) as part of the settlement of the HNA debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB1.3 million (US$0.2 million) was credited to the consolidated statements of comprehensive loss in 2021.

In the year ended December 31, 2022, the Group received additional cash of RMB150 (US$22) and 2,398 shares of HNA Airlines with value of RMB3.9 (US$0.6) as part of the settlement of the HNA debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB153.9 (US$22.3) was credited to the consolidated statements of comprehensive loss in 2022.

In April 2022, as confirmed by the Court, the restructuring plan has been fully implemented and HNA Trust was officially established. In May 2022, the Company received and registered 632,992,650 trust units (representing 0.09% of unit interests of HNA trust) with the value of RMB13.3 million (US$1.9 million), as the settlement of remaining HNA debts. The Group recognized the trust units as equity investment without readily determinable fair value and derecognized all the remaining HNA debts which was fully provided (refer to Note 7 for details of accounting treatment of the trust units), meanwhile a corresponding reversal of CECL allowance with the amount of RMB13.3 million (US$1.9 million) was credited to the consolidated statements of comprehensive loss for the year ended December 31, 2022.

b)	Balances with related parties:

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Trip.com	13,044	212	30
Amounts due from Caissa	1,925	818	119
Total	14,969	1,030	149

Current:
Amounts due to Trip.com	3,860	3,892	564
Amounts due to Caissa	819	818	119
Total	4,679	4,710	683

24. Subsequent events

The Group has evaluated the subsequent events through the date of issuance of the financial statements and no subsequent event which had a material impact on the Group was identified through the date of issuance of the financial statements.

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4,712	1,292	187
Amounts due from subsidiaries and Affiliated Entities	6,855,545	7,077,952	1,026,207
Prepayments and other current assets	130	151	22
Total current assets	6,860,387	7,079,395	1,026,416

Total assets	6,860,387	7,079,395	1,026,416

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	8,038	6,559	951
Total current liabilities	8,038	6,559	951
Non-current liabilities
Investment deficit in subsidiaries and Affiliated Entities	5,583,205	5,964,812	864,816
Total non-current liabilities	5,583,205	5,964,812	864,816
Total liabilities	5,591,243	5,971,371	865,767

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2021 and 2022; 389,331,543 shares (including 371,958,043 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2021 and 2022)	249	249	36
Less: Treasury stock (18,266,523 shares and 17,951,931 shares as of December 31, 2021 and 2022, respectively)	(293,795)	(288,600)	(41,843)
Additional paid-in capital	9,125,748	9,125,655	1,323,096
Accumulated other comprehensive income	271,821	298,981	43,348
Accumulated deficit	(7,834,879)	(8,028,261)	(1,163,988)
Total Tuniu Corporation shareholders’ equity	1,269,144	1,108,024	160,649
Total liabilities and equity	6,860,387	7,079,395	1,026,416

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(4,293)	(3,688)	(3,593)	(521)
Total operating expenses	(4,293)	(3,688)	(3,593)	(521)
Loss from operations	(4,293)	(3,688)	(3,593)	(521)
Share of loss of subsidiaries and affiliated entities	(1,301,972)	(124,832)	(198,586)	(28,792)
Other (expenses)/income
Foreign exchange (losses)/gains, net	(2,922)	4,669	5,284	766
Other income, net	1,231	2,327	3,513	511
Loss before income tax expense	(1,307,956)	(121,524)	(193,382)	(28,036)

Net loss	(1,307,956)	(121,524)	(193,382)	(28,036)
Accretion on redeemable noncontrolling interests	—	—	—	—
Net loss attributable to ordinary shareholders	(1,307,956)	(121,524)	(193,382)	(28,036)

Net loss	(1,307,956)	(121,524)	(193,382)	(28,036)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(18,772)	(3,191)	27,160	3,938
Comprehensive loss	(1,326,728)	(124,715)	(166,222)	(24,098)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(d))
Cash used in operating activities	(4,779)	(2,341)	(2,205)	(321)
Cash provided by/(used in) investing activities	5,292	6,020	(989)	(143)
Cash (used in)/provided by financing activities	(250)	373	46	7

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1)	62	(272)	(39)
Net increase/(decrease) in cash, cash equivalents and restricted cash	262	4,114	(3,420)	(496)
Cash, cash equivalents and restricted cash at the beginning of year	336	598	4,712	683
Cash, cash equivalents and restricted cash at the end of year	598	4,712	1,292	187
Supplemental disclosure of non-cash investing and financing activities
Receivables related to exercise of stock option	(45)	(28)	(35)	(5)

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

As of December 31, 2022, the parent company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.