Form 20-F/A
period 2022-12-31
Tuniu Corp
filed 2023-12-28
CIK 1597095

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

6, 8-12th Floor, Building 6-A, Juhuiyuan
No. 108 Xuanwudadao, Xuanwu District
Nanjing, Jiangsu Province 210023
The People’s Republic of China
(Address of principal executive offices)

Mr. Anqiang Chen, Financial Controller
Telephone: +(86) 25 86853969
Email: ir@tuniu.com

6, 8-12th Floor, Building 6-A, Juhuiyuan
No. 108 Xuanwudadao, Xuanwu District
Nanjing, Jiangsu Province 210023
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
☐ Yes ☐ No

Auditor name: PricewaterhouseCoopers Zhong Tian LLP	Location: Shanghai, the People’s Republic of China	Auditor Firm ID: 1424

i

EXPLANATORY NOTE

Tuniu Corporation (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2023 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Filing. Accordingly, the Company is amending the following sections of the Original Filing: (i) “Part II – Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” and (ii) “Part III – Item 19. Exhibits” in this Amendment No. 1, which are replaced in their entirety with the following sections included in this Amendment No.1.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or April 27, 2023. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to April 27, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

PART II

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

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Tuniu Corporation or the VIE or the subsidiaries of the VIE, (ii) the governmental entities in China do not have a controlling financial interest in Tuniu Corporation or the VIE or the subsidiaries of the VIE, (iii) none of the members of the board of directors of Tuniu Corporation or our operating entities, including the VIE, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Tuniu Corporation or our operating entities, including the VIE, contains any charter of the Chinese Communist Party.

PART III

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (file no. 333-195075), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014).
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).
2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).
2.3	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 99.(A) to the Post-Effective Amendment No. 1 to the F-6 Registration Statement (File No. 333-195515), filed with the Security and Exchange Commission on December 1, 2020).
2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).
4.1	2008 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).
4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).
4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).
4.4	English Translation of Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).
4.5	English Translation of Cooperation Agreement dated February 19, 2021 between Beijing Tuniu and Nanjing Tuniu (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).
4.6	English Translation of Shareholders’ Voting Rights Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).
4.7	English Translation of Powers of Attorney dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).
4.8	English Translation of Equity Interest Pledge Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and Anqiang Chen (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).
4.9	English Translation of Equity Interest Pledge Agreement dated February 19, 2021, among Beijing Tuniu, Nanjing Tuniu and Dunde Yu (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).
4.10	English Translation of Purchase Option Agreement dated February 19, 2021 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed on April 29, 2021 (File No. 001-36430)).
4.11	Business Cooperation Agreement dated May 8, 2015 between Tuniu Corporation and JD.com, Inc. (incorporated herein by reference to Exhibit 99.6 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).

4.12	Investor Rights Agreement dated May 22, 2015 between Tuniu Corporation and Fabulous Jade Global Limited (incorporated herein by reference to Exhibit 99.7 to amendment no. 1 to Schedule 13D filed by JD.com, Inc. and its affiliates with the Securities and Exchange Commission on May 29, 2015).
4.13	Registration Rights Agreement dated as of May 22, 2015 between Tuniu Corporation and Unicorn Riches Limited (incorporated herein by reference to Exhibit 7.08 to amendment no. 1 to Schedule 13D filed by Unicorn Riches Limited with the Securities and Exchange Commission on May 26, 2015).
4.14	Investor Rights Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.3 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).
4.15	Amendment No. 1 to Investor Rights Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd. (incorporated herein by reference to Exhibit 7.4 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 1, 2016).
4.16	Amendment No. 2 to Investor Rights Agreement dated February 19, 2016 between Tuniu Corporation and BHR Winwood Investment Management Limited (incorporated herein by reference to Exhibit A to amendment no. 1 to Schedule 13D filed by BHR Winwood Investment Management Limited and its affiliates with the Securities and Exchange Commission on February 29, 2016).
8.1*	List of Principal Subsidiaries, Consolidated Affiliated Entity and its Principal Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-195075), as amended, initially filed with the Security and Exchange Commission on April 4, 2014).
12.1**	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1***	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2***	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.
15.2*	Consent of Travers Thorp Alberga.
15.3 *	Consent of Fangda Partners.
101.INS*	Inline XBRL Instance Document — this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed with the Original Filing
**	Filed herewith
***	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation

By:	/s/ Dunde Yu
Name: Dunde Yu
Title: Chairman and Chief Executive Officer

Date: December 28, 2023