Form 20-F
period 2023-12-31
Tuniu Corp
filed 2024-04-29
CIK 1597095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

354,157,593 Class A ordinary shares (excluding 17,800,446 Class A ordinary shares, represented by 5,933,482ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refer to our American depositary shares, each ADS represents three Class A ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“consolidated affiliated entities” refers to the VIE and its subsidiaries;
●	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“VIE” refers to variable interest entity, and “the VIE” refers to Nanjing Tuniu Technology Co., Ltd., or Nanjing Tuniu;
●	“we,” “us,” “our company,” “our,” or “Tuniu” refers to Tuniu Corporation, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also includes the VIE;
●	“RMB” or “Renminbi” refers to the legal currency of mainland China;
●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and
●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect as of December 29, 2023.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	the expected growth of the online leisure travel market in China;
●	our expectations regarding demand for our products and services;
●	our expectations regarding our relationships with customers and travel suppliers;
●	our ability to offer competitive travel products and services;
●	our future business development, results of operations and financial condition;
●	competition in our industry in China;
●	government policies and regulations relating to our corporate structure, business and industry;
●	the impact of health epidemics on our business operations, the travel industry and the economy of China and elsewhere generally;
●	general economic and business condition in China and elsewhere; and
●	assumptions underlying or related to any of the foregoing.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Tuniu Corporation is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our business in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in China prohibit or restrict direct foreign investment in certain operating companies. Revenues contributed by the VIE accounted for 53.6%, 86.5% and 78.2% of our total revenues for the years of 2021, 2022 and 2023, respectively. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE, and may never directly hold equity interests in the VIE.

A series of contractual agreements, including powers of attorney, equity interest pledge agreement, cooperation agreement, purchase option agreement and shareholders’ voting rights agreement, have been entered into by and among our wholly owned PRC subsidiary, Beijing Tuniu Technology Co., Ltd., or Beijing Tuniu, the VIE and its shareholders. As a result of the contractual arrangements, we are able to direct the activities of and derive economic benefits from the VIE. We are considered the primary beneficiary of the VIE, and we have consolidated the financial results of the VIE in our consolidated financial statements under U.S. GAAP for accounting purposes. Neither we nor our investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIE, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of our rights with respect to our contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structure will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations and cause our ADSs to decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. In addition, these agreements have not been tested in Chinese courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

The PRC regulatory and enforcement regime with regard to data security and privacy is evolving and may be subject to different interpretations or significant changes without prior notice. In the event that any new development requires us to change our business operations relevant to data security, data privacy or cybersecurity in general, we cannot assure you that we can comply with such new requirements in a timely manner or at all. Rules in this regime include the PRC Data Security Law and the Personal Information Protection Law released in 2021, which posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures promulgated in December 2021 and the Regulations on the Administration of Cyber Data Security published for public comments in November 2021 imposed potential additional restrictions on China-based overseas-listed companies like us. If future implementing rules of the Cybersecurity Review Measures and the enacted version of the Regulations on the Administration of Cyber Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five guidelines, which became effective on March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. According to the Overseas Listing Trial Measures, if we are deemed as an indirect overseas listed Chinese domestic company but fail to complete the filing procedures with the CSRC for any of our future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going-private transactions, or follow any other reporting requirements required thereunder, we may be subject to penalties, sanctions and fines imposed by the CSRC and the departments of the State Council, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Furthermore, the PRC regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors— Risks Related to Doing Business in China—Any failure or perceived failure by us to comply with the anti-monopoly and unfair competition laws and regulations may result in penalties against us and could have an adverse effect on our business, financial condition and results of operations.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of PRC government authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau, which operate under different sets of laws from mainland China. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong and Macau do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, the PRC government may influence our operations in Hong Kong and Macau at any time and new regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau may be taken in the future, which may have a material impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries and the consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. After consulting our PRC legal counsel, Fangda Partners, we believe, as of the date of this annual report, except as otherwise stated in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies,” our PRC subsidiaries and the VIE have obtained all the requisite licenses and permits from the PRC government authorities for the business operations of our PRC subsidiaries and the VIE in China, including, among others, Value-Added Telecommunication Business Operating License issued by the local bureau of the Ministry of Industry and Information Technology, Food Business License issued by Jizhou Branch of Tianjin Administration for Market Regulation, Filing Certificates for Operation of Prepacked Food issued by Xuanwu Branch of Nanjing Administration for Market Regulation, Travel Agency Business Licenses issued by the local bureaus of and/or the Ministry of Culture and Tourism, approvals for Operation of Small Credit Business issued by the Guangzhou Municipal Bureau of Finance, Insurance Intermediary License issued by the local bureau of the National Financial Regulatory Administration, and Hotel Hygiene License issued by the local bureau of the National Health Commission. Our PRC subsidiaries, the VIE and the VIE’s subsidiaries have not been denied any permission or approval by any PRC authority as of the date of this annual report. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If our PRC subsidiaries, the VIE or the VIE’s subsidiaries do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under the currently effective PRC laws and regulations, as of the date of this annual report, we are not aware of, after consulting our PRC legal counsel, Fangda Partners, any PRC laws or regulations which explicitly require us to obtain any permission from or complete any filing with the CSRC or go through a cybersecurity review by the Cyberspace Administration of China, and we, our PRC subsidiaries and the VIE, (i) have not received any requirement from competent PRC authorities to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC authorities to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Furthermore, cash transfers from our PRC subsidiaries and the consolidated affiliated entities to entities outside of mainland China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated affiliated entities in mainland China may not be available to fund operations or for other use outside of mainland China due to the interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated affiliated entities by the PRC government on such currency conversion. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong or Macau on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and the consolidated affiliated entities in China are subject to restrictions on paying dividends or making other payments to our holding company, which may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25% (2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Certain of our subsidiaries qualify for a 15% preferential income tax rate in China. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Under PRC law, Tuniu Corporation may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2021, 2022 and 2023, Tuniu Corporation did not make any capital contribution to our intermediate holding companies and subsidiaries. For the years ended December 31, 2021, 2022 and 2023, our intermediate holding companies and subsidiaries and the consolidated affiliated entities received no capital contribution or loan investment from Tuniu Corporation. The VIE and its subsidiaries repaid financing from external banks for their operations with the amount of RMB21.0 million for the year ended December 31, 2023 and RMB284.1 million for the year ended December 31, 2021, and obtained financing with the amount of RMB2.1 million for the years ended December 31, 2022.

Tuniu Corporation has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIE

The following table presents the condensed consolidating schedules of financial position for the VIE and other entities as of the dates presented.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,292	74,865	919	76,759	—	153,835
Restricted cash	—	42,212	—	1,840	—	44,052
Short-term investments	—	438,241	2,700	283,472	—	724,413
Accounts receivable, net	—	—	—	33,644	—	33,644
Intercompany loan receivables (1)	—	187,737	—	—	(187,737)	—
Amounts due from entities within Tuniu (2)	7,077,952	3,401,106	114,505	450,135	(11,043,698)	—
Amounts due from related parties	—	73	—	957	—	1,030
Prepayments and other current assets	151	202,731	2,940	37,172	—	242,994
Total current assets	7,079,395	4,346,965	121,064	883,979	(11,231,435)	1,199,968
Non-current assets:
Long-term investments (3)	—	63,871	—	206,691	(40,000)	230,562
Property and equipment, net	—	52,446	567	32,169	—	85,182
Intangible assets, net (5)	—	77,948	—	26,924	(74,200)	30,672
Land use right, net	—	92,590	—	—	—	92,590
Operating lease right-of-use assets, net	—	5,252	—	27,952	—	33,204
Goodwill	—	46,536	—	68,125	—	114,661
Other non-current assets	—	5,119	2	85,970	—	91,091
Total non-current assets	—	343,762	569	447,831	(114,200)	677,962
Total assets	7,079,395	4,690,727	121,633	1,331,810	(11,345,635)	1,877,930
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	7,517	—	187,737	(187,737)	7,517
Accounts and notes payable	—	71,975	—	189,898	—	261,873
Amounts due to entities within Tuniu (2)	—	5,749,018	13,934	5,280,746	(11,043,698)	—
Amounts due to related parties	—	2,547	—	2,163	—	4,710
Salary and welfare payable	—	7,352	2,349	16,806	—	26,507
Taxes payable	—	54	2,389	1,604	—	4,047
Advances from customers	—	20,543	—	78,356	—	98,899
Operating lease liabilities, current	—	9,680	—	2,759	—	12,439
Accrued expenses and other current liabilities	6,559	30,818	413	320,522	—	358,312
Total current liabilities	6,559	5,899,504	19,085	6,080,591	(11,231,435)	774,304
Non-current liabilities:
Operating lease liabilities, non-current	—	2,326	—	24,156	—	26,482
Deferred tax liabilities	—	765	—	6,074	—	6,839
Long-term borrowings	—	11,959	—	—	—	11,959
Investment deficit in subsidiaries and the consolidated affiliated entities (4)	5,964,812	4,667,905	4,696,253	—	(15,328,970)	—
Total non-current liabilities	5,964,812	4,682,955	4,696,253	30,230	(15,328,970)	45,280
Total liabilities	5,971,371	10,582,459	4,715,338	6,110,821	(26,560,405)	819,584
Redeemable noncontrolling interests	—	27,200	—	—	—	27,200
Equity
Total Tuniu Corporation shareholders’ equity	1,108,024	(5,964,812)	(4,593,705)	(4,696,253)	15,254,770	1,108,024
Noncontrolling interests (3)	—	45,880	—	(82,758)	(40,000)	(76,878)
Total equity	1,108,024	(5,918,932)	(4,593,705)	(4,779,011)	15,214,770	1,031,146
Total liabilities, redeemable noncontrolling interests and equity	7,079,395	4,690,727	121,633	1,331,810	(11,345,635)	1,877,930

	As of December 31, 2023
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,144	176,273	1,173	200,399	—	378,989
Restricted cash	—	34,336	—	31,566	—	65,902
Short-term investments	—	427,847	—	350,043	—	777,890
Accounts receivable, net	—	7,972	—	33,661	—	41,633
Intercompany loan receivables (1)	—	189,758	—	—	(189,758)	—
Amounts due from entities within Tuniu (2)	7,122,440	4,446,086	110,848	459,609	(12,138,983)	—
Amounts due from related parties	—	15	—	9,500	—	9,515
Prepayments and other current assets	161	176,354	2,399	55,275	—	234,189
Total current assets	7,123,745	5,458,641	114,420	1,140,053	(12,328,741)	1,508,118
Non-current assets:
Long-term investments (3)	—	63,692	—	186,127	(40,000)	209,819
Property and equipment, net	—	39,463	483	17,533	—	57,479
Intangible assets, net(5)	—	59,561	—	23,347	(56,817)	26,091
Land use right, net	—	90,529	—	—	—	90,529
Operating lease right-of-use assets, net	—	101	—	12,383	—	12,484
Other non-current assets	—	4,169	5	51,786	—	55,960
Total non-current assets	—	257,515	488	291,176	(96,817)	452,362
Total assets	7,123,745	5,716,156	114,908	1,431,229	(12,425,558)	1,960,480
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	7,277	—	189,758	(189,758)	7,277
Accounts and notes payable	—	210,255	—	106,849	—	317,104
Amounts due to entities within Tuniu (2)	—	6,763,294	13,934	5,361,755	(12,138,983)	—
Amounts due to related parties	—	2,561	—	3,844	—	6,405
Salary and welfare payable	—	6,409	1,537	13,455	—	21,401
Taxes payable	—	2,156	480	1,669	—	4,305
Advances from customers	—	6,702	—	263,495	—	270,197
Operating lease liabilities, current	—	100	—	2,609	—	2,709
Accrued expenses and other current liabilities	4,286	23,689	19	301,487	—	329,481
Total current liabilities	4,286	7,022,443	15,970	6,244,921	(12,328,741)	958,879
Non-current liabilities:
Operating lease liabilities, non-current	—	1,043	—	4,305	—	5,348
Deferred tax liabilities	—	586	—	5,441	—	6,027
Long-term borrowings	—	10,395	—	—	—	10,395
Investment deficit in subsidiaries and the consolidated affiliated entities (4)	6,088,609	4,698,451	4,740,572	—	(15,527,632)	—
Total non-current liabilities	6,088,609	4,710,475	4,740,572	9,746	(15,527,632)	21,770
Total liabilities	6,092,895	11,732,918	4,756,542	6,254,667	(27,856,373)	980,649
Redeemable noncontrolling interests	—	27,200	—	—	—	27,200
Equity
Total Tuniu Corporation shareholders’ equity	1,030,850	(6,088,609)	(4,641,634)	(4,740,572)	15,470,815	1,030,850
Noncontrolling interests (3)	—	44,647	—	(82,866)	(40,000)	(78,219)
Total equity	1,030,850	(6,043,962)	(4,641,634)	(4,823,438)	15,430,815	952,631
Total liabilities, redeemable noncontrolling interests and equity	7,123,745	5,716,156	114,908	1,431,229	(12,425,558)	1,960,480

Selected Condensed Consolidating Statements of Comprehensive Loss Information

	For the Year Ended December 31, 2021
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	197,876	—	228,472	—	426,348
Intra-Tuniu revenues (5)	—	15,339	24,134	21,117	(60,590)	—
Total revenues	—	213,215	24,134	249,589	(60,590)	426,348
Total costs and expenses (5)	(3,688)	(307,287)	(25,841)	(325,803)	54,732	(607,887)
Loss from operations	(3,688)	(94,072)	(1,707)	(76,214)	(5,858)	(181,539)
Other income (5)	6,996	12,291	922	26,408	5,858	52,475
Investment in loss from subsidiaries and the consolidated affiliated entities (4)	(124,832)	(43,643)	(42,858)	—	211,333	—
Loss before income tax expense	(121,524)	(125,424)	(43,643)	(49,806)	211,333	(129,064)
Income tax (expense)/benefit	—	(1,799)	—	1,669	—	(130)
Equity in income of unrelated affiliates	—	726	—	—	—	726
Net loss	(121,524)	(126,497)	(43,643)	(48,137)	211,333	(128,468)
Net loss attributable to noncontrolling interests	—	(1,665)	—	(5,279)	—	(6,944)
Net loss attributable to Tuniu Corporation	(121,524)	(124,832)	(43,643)	(42,858)	211,333	(121,524)

	For the Year Ended December 31, 2022
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	24,700	—	158,920	—	183,620
Intra-Tuniu revenues (5)	—	6,366	10,348	105,600	(122,314)	—
Total revenues	—	31,066	10,348	264,520	(122,314)	183,620
Total costs and expenses (5)	(3,593)	(118,547)	(20,194)	(298,226)	46,726	(393,834)
Loss from operations	(3,593)	(87,481)	(9,846)	(33,706)	(75,588)	(210,214)
Other income/(expenses) (5)	8,797	8,667	287	(12,944)	1,388	6,195
Investment in loss from subsidiaries and the consolidated affiliated entities (4)	(198,586)	(121,785)	(38,026)	—	358,397	—
Loss before income tax expense	(193,382)	(200,599)	(47,585)	(46,650)	284,197	(204,019)
Income tax (expense)/benefit	—	(437)	—	1,168	—	731
Equity in income/(loss) of unrelated affiliates	—	1,187	—	(895)	—	292
Net loss	(193,382)	(199,849)	(47,585)	(46,377)	284,197	(202,996)
Net loss attributable to noncontrolling interests	—	(1,263)	—	(8,351)	—	(9,614)
Net loss attributable to Tuniu Corporation	(193,382)	(198,586)	(47,585)	(38,026)	284,197	(193,382)

	For the Year Ended December 31, 2023
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	96,305	—	344,965	—	441,270
Intra-Tuniu revenues (5)	—	24,017	13,357	5,337	(42,711)	—
Total revenues	—	120,322	13,357	350,302	(42,711)	441,270
Total costs and expenses (5)	(3,790)	(229,113)	(17,546)	(352,779)	60,094	(543,134)
Loss from operations	(3,790)	(108,791)	(4,189)	(2,477)	17,383	(101,864)
Other income/(expenses) (5)	7,272	38,186	298	(42,968)	—	2,788
Investment in loss from subsidiaries and the consolidated affiliated entities (4)	(102,773)	(31,015)	(44,507)	—	178,295	—
Loss before income tax expense	(99,291)	(101,620)	(48,398)	(45,445)	195,678	(99,076)
Income tax (expense)/benefit	—	(2,046)	—	605	—	(1,441)
Equity in income/(loss) of unrelated affiliates	—	10	—	(590)	—	(580)
Net loss	(99,291)	(103,656)	(48,398)	(45,430)	195,678	(101,097)
Net loss attributable to noncontrolling interests	—	(883)	—	(923)	—	(1,806)
Net loss attributable to Tuniu Corporation	(99,291)	(102,773)	(48,398)	(44,507)	195,678	(99,291)

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2021
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in)/provided by transactions with intra-Tuniu companies	—	(20,636)	—	20,636	—	—
Net cash used in transactions with external parties	(2,341)	(12,906)	(30)	(211,065)	—	(226,342)
Net cash used in operating activities	(2,341)	(33,542)	(30)	(190,429)	—	(226,342)
Receipts of repayment from/(loans to) entities within Tuniu, net	—	83,908	(92,007)	—	8,099	—
Other investing activities	6,020	194,939	91,400	411,467	—	703,826
Net cash provided by/(used in) investing activities	6,020	278,847	(607)	411,467	8,099	703,826
Borrowings under loan from entities within Tuniu, net	—	—	—	8,099	(8,099)	—
Other financing activities	373	(60,835)	—	(284,100)	—	(344,562)
Net cash provided by/(used in) financing activities	373	(60,835)	—	(276,001)	(8,099)	(344,562)

	For the Year Ended December 31, 2022
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by/(used in) transactions within entities within Tuniu	—	(12,896)	20,067	70,829	(78,000)	—
Net cash used in transactions with external parties	(2,205)	36,615	(28,839)	(148,562)	—	(142,991)
Net cash used in operating activities	(2,205)	(54,281)	(8,772)	(77,733)	(78,000)	(142,991)
Receipts of repayment from/(loans to) entities within Tuniu, net	70	128,626	(92,007)	—	(36,689)	—
Purchase of intangible assets with entities within Tuniu companies	—	(78,000)	—	—	78,000	—
Other investing activities	(1,059)	(232,150)	100,300	81,081	—	(51,828)
Net cash (used in)/provided by investing activities	(989)	(181,524)	8,293	81,081	41,311	(51,828)
Borrowings under loan from entities within Tuniu, net	—	—	—	(36,689)	36,689	—
Other financing activities	46	(2,632)	—	2,100	—	(486)
Net cash provided by/(used in) financing activities	46	(2,632)	—	(34,589)	36,689	(486)

	For the Year Ended December 31, 2023
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by/(used in) transactions within entities within Tuniu	—	3,173	18,989	(22,162)		—
Net cash used in transactions with external parties	313	(75,942)	(25,629)	356,336	—	255,078
Net cash used in operating activities	313	(72,769)	(6,640)	334,174	—	255,078
Receipts of repayment from/(loans to) entities within Tuniu, net	—	88,432	4,194	—	(92,626)	—
Purchase of intangible assets with entities within Tuniu	—	—	—	—	—	—
Other investing activities	(450)	83,623	2,700	(67,183)	—	18,690
Net cash (used in)/provided by investing activities	(450)	172,055	6,894	(67,183)	(92,626)	18,690
Borrowings under loan from entities within Tuniu, net	—	—	—	(92,626)	92,626	—
Other financing activities	9	(1,588)	—	(21,000)	—	(22,579)
Net cash provided by/(used in) financing activities	9	(1,588)	—	(113,626)	92,626	(22,579)
(1)	It represents the elimination of intercompany loan provided by other subsidiaries to the VIE and its subsidiaries.
(2)	It represents the elimination of the intercompany balances among Tuniu Corporation, other subsidiaries, primary beneficiary of the VIE, and the VIE and its subsidiaries.
(3)	The VIE invested in a subsidiary of other subsidiaries and measured at cost, and such investment is eliminated with noncontrolling interests of other subsidiaries.
(4)	It represents the elimination of the investments among Tuniu Corporation, other subsidiaries, primary beneficiary of the VIE, and the VIE and its subsidiaries.
(5)	It represents the elimination of the intercompany transactions at the consolidation level, as follows:

Charges to the VIE

(i)	Technology consulting service fees, platform service fees and group management fees charged by other subsidiaries and the primary beneficiary of the VIE to the VIE and its subsidiaries, in aggregate amounting to RMB16.3 million, RMB6.2 million and RMB41.3 million for the years ended 2021, 2022 and 2023, respectively. These charges are recognized as operating expenses by the VIE and its subsidiaries.
(ii)	Revenue was recognized by other subsidiaries for interest on loans to the VIE and its subsidiaries, in the amounts of RMB5.9 million, RMB1.4 million and nil for the years ended 2021, 2022 and 2023, respectively. These charges are recognized as interest expense by the VIE and its subsidiaries.

Charges by the VIE

(i)	Royalty fees charged by the VIE and its subsidiaries to other subsidiaries and the primary beneficiary of the VIE for the usage of software owned by the VIE and its subsidiaries in the amounts of RMB21.1 million, RMB27.6 million and RMB5.3 million for the years ended 2021, 2022 and 2023, respectively. These charges are recognized as operating expenses by the other subsidiaries and the primary beneficiary of the VIE.

Charges between other entities

(i)	Group management fees charged by the primary beneficiary of the VIE to other subsidiaries in the Tuniu.

Purchase of intangible assets from VIE

(i)	Software copyrights transferred from the VIE and its subsidiaries to other subsidiaries amounting to RMB78.0 million for the year ended 2022. These software copyrights are recognized as intangible assets by the other subsidiaries and subsequently amortized on a straight-line basis over their estimated useful lives of 5 years.

Transfers of Cash Within Tuniu

Transfer of cash do not necessarily equal amounts charged, due to the timing of payments. The following is a summary of cash transfers that have occurred between our subsidiaries and the VIE and its subsidiaries (in thousands):

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid by our subsidiaries to the VIE and its subsidiaries for royalties	22,000	5,776	7,731
Cash paid by the VIE and its subsidiaries to our subsidiaries under service agreements	(1,364)	(8,169)	(11,604)
Cash paid by the VIE and its subsidiaries to our subsidiaries for intra-Tuniu financing	—	(36,759)	(92,626)
Cash received by the VIE and its subsidiaries from our subsidiaries for intra-Tuniu financing	8,099	—	—
Cash paid by our subsidiaries to the VIE and its subsidiaries for purchase of intangible assets	—	(78,000)	—

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China could also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong and Macau in the future. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Corporate Structure

●	Tuniu Corporation is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the industries we operate in, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, the VIE, and investors of Tuniu face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Nanjing Tuniu and its shareholders for the operation of our business, which may not be as effective as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. If we are unable to direct the activities of and derive economic benefits from the VIE, we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results” on page 20 of this annual report.
●	Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. Consequently, we conduct our businesses that are subject to restrictions under PRC value-added telecommunications laws and regulations primarily through the VIE. If the VIE structure, the businesses of our company, our PRC subsidiaries or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, we could be subject to severe penalties, including but not limited to revoking licenses necessary to conduct our business, shutting down of our online platform, discontinuing or placing restrictions or onerous conditions on our operations and requiring us to undergo a costly and disruptive restructuring, which would in turn materially and adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform, and our ADSs may decline in value or become worthless” on page 17 of this annual report.
●	Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations” on page 19 of this annual report.

Risks Related to Doing Business in China

●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.” The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Any failure to obtain or delay in obtaining such approval for our offshore offerings, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 21 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 23 of this annual report and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 23 of this annual report.
●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 25 of this annual report.
●	PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 25 of this annual report.

Risks Related to Our Business and Industry

●	Declines or disruptions in the leisure travel industry may materially and adversely affect our business and results of operations.
●	We face risks related to natural disasters and health epidemics.
●	If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or retain existing customers, and our business, financial condition and results of operations could suffer.

●	Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.
●	We have incurred losses in the past and may not be able to achieve profitability.
●	We face intense competition and may not be able to compete successfully against existing and new competitors.
●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
●	If we are unable to maintain existing relationships with travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer.
●	We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

Risks Related to our ADSs and Class A Ordinary Shares

●	Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.
●	The trading price of our ADSs have fluctuated and may continue to be volatile regardless of our operating performance.
●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	The sale or availability for sale of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their market price.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations include limitations on foreign ownership in PRC companies that provide internet content distribution services. Specifically, foreign investors are prohibited from owning more than 50% of the equity interest in any PRC entity conducting value-added telecommunications business, with certain exceptions. Regulations on foreign investment in telecommunications business require foreign investors to set up foreign-invested telecom enterprises and obtain business operating licenses for internet content provision, or an ICP license, to conduct any value-added telecommunications business in China. A domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Value-Added Telecommunication Services” and “—Foreign Investment in Value-Added Telecommunications Services.”

We are a Cayman Islands company and our wholly owned PRC subsidiary, Beijing Tuniu, is a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through a series of contractual arrangements entered into among Beijing Tuniu, Nanjing Tuniu, and the shareholders of Nanjing Tuniu. As a result of these contractual arrangements, we are able to direct the activities of and derive economic benefits from Nanjing Tuniu and its subsidiaries and consolidate their results of operations in our financial statements under U.S. GAAP. Nanjing Tuniu and its subsidiaries hold our ICP licenses, and own all the domain names used in our value-added telecommunications business. Nanjing Tuniu and its subsidiaries are also the owners of all the registered trademarks used in our value-added telecommunications business and are the applicants of all the applications for trademark registration we have made. See “Item 4. Information on the Company—C. Organizational Structure.” There is uncertainty as to how the aforementioned laws and regulations affect us as a result of our corporate structure and contractual arrangements.

In the opinion of our PRC counsel, Fangda Partners, the organizational structure of Nanjing Tuniu, each of the shareholders’ voting rights agreement, powers of attorney, equity interest pledge agreement and purchase option agreement entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, and the cooperation agreement between Beijing Tuniu and Nanjing Tuniu, which establish our contractual arrangement with Nanjing Tuniu and its shareholders, are valid, binding and enforceable in accordance with their terms. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court. We are also advised by our PRC counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above.

If the VIE structure, contractual arrangements and business of our company, our PRC subsidiaries or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant government authorities would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of our PRC subsidiaries or the consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or the consolidated affiliated entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our financing activities, such as our private placements, to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE. If any of these occurrences result in our inability to direct the activities of any of the consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain and maintain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform, and our ADSs may decline in value or become worthless” and “Item 4. Information on the Company—C. Organizational Structure.” Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and its implementation rules do not use the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor do they explicitly provide the VIE structure as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Since the PRC Foreign Investment Law and its implementation rules are relatively new, and the government authorities may promulgate future laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, it is possible that the concept of “control” may be introduced or the VIE structure adopted by us may be deemed a method of foreign investment by any of such future laws, regulations and rules, which cause significant uncertainties as to whether the VIE structures would be treated as a method of foreign investment. If the VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of our businesses operations would fall under the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, we would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect our current corporate structure, corporate governance, business, financial conditions and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we are able to complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to respond to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

The PRC Foreign Investment Law requires foreign investors or applicable foreign investment enterprises to report investment information to government authority. Pursuant to the Information Reporting Measures for Foreign Investment jointly promulgated by the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, which took effect in January 2020, a foreign investment information reporting system shall be established and foreign investors or foreign investment enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system. The PRC government authorities may promulgate rules to further clarify the detailed information reporting requirements on foreign investors and the applicable foreign investment enterprises. In that case, our current corporate governance practices and business operations may need to be adjusted to comply with the information reporting requirements, which would significantly increase our compliance costs, and have a material and adverse effect on our current corporate structure, corporate governance, business, financial conditions and results of operations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Foreign Investment in Value-Added Telecommunications Services.”

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding how our contractual arrangements would be interpreted under PRC laws and the ultimate outcome of the resolution of disputes in relation to such contractual arrangements, should arbitration become necessary. Therefore, our ability to enforce these contractual arrangements is subject to uncertainties. Under PRC laws, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to direct the activities of and derive economic benefits from Nanjing Tuniu and its shareholders. As a result, our ability to conduct our business may be negatively affected and we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu are not conducted on an arm’s length basis and make transfer pricing adjustment to Nanjing Tuniu’s income. A transfer pricing adjustment could, among other things, result in a reduction, of expense deductions recorded by Nanjing Tuniu, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to Nanjing Tuniu for under-paid taxes. Our consolidated net loss may be increased if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

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

We do not have priority pledges or liens over Nanjing Tuniu’s assets. This lack of priority pledges and liens holds risks in the event Nanjing Tuniu becomes the subject of a bankruptcy or liquidation proceeding. If Nanjing Tuniu undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Nanjing Tuniu’s assets. If Nanjing Tuniu undergoes voluntary liquidation, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Nanjing Tuniu to Beijing Tuniu under the cooperation agreement between them. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Nanjing Tuniu through carefully designed budgetary and internal control measures to ensure that Nanjing Tuniu is well capitalized. Furthermore, Beijing Tuniu has the ability, if necessary, to provide financial support to Nanjing Tuniu to minimize the risk of such involuntary liquidation. We believe the likelihood that Nanjing Tuniu will undergo an involuntary liquidation is remote as a result of these ameliorating measures. However, we cannot assure you that our ameliorating measures will be effective and that the risks associated with such liquidation will not materialize.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, uncertainties remain regarding the interpretation and application of the M&A Rules, and our offshore offerings, including our initial public offering, may ultimately require approval of the CSRC. Our PRC counsel, Fangda Partners, has advised us that, based on its understanding of the current PRC laws, rules and regulations, we are not required to submit an application to the CSRC for its approval of the initial public offering and listing of our ADSs on the Nasdaq Global Market, because:

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and five guidelines, which became effective on March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report their information to the CSRC within three working days after conducting securities offerings and listings outside of mainland China. There are uncertainties as to the interpretation and implementation of the Overseas Listing Trial Measures. We cannot assure you that we would not be deemed as an indirect overseas listed Chinese company under the Overseas Listing Trial Measures. If we are deemed as an indirect overseas listed Chinese company but fail to complete the filing procedures with the CSRC for any of our future securities offerings and listings outside of mainland China, sanctions and fines imposed by the CSRC and relevant departments of the State Council. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Overseas Offering and Listing.”. Due to our operations in China and listing in U.S., the Overseas Listing Trial Measures and any future PRC, U.S. or other rules and regulations that place restrictions on capital raising could adversely affect our business and results of operations and could significantly limit or completely hinder our ability to offer or continue to offer our ADSs or ordinary shares to investors, and could cause the value of our ADSs or ordinary shares to significantly decline or become worthless.

Relatedly, on December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial conditions and business prospects may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If other approval and filing from the CSRC or other regulatory authorities or other procedures are required for our future offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approvals or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approvals or completing such filing procedures for our future offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our future offshore offerings into mainland China, halt our future offshore offering or take other actions that could materially and adversely affect our businesses, financial conditions, results of operations, and prospects, as well as the trading price of our ADSs. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such requirement could materially and adversely affect our business, prospect, financial condition, reputation, and the trading price of our ADSs. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Information Security and Censorship” for more detailed discussion.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that no permission is required from any Chinese authorities (including the CSRC and the Cyberspace Administration of China) for our previous offshore offerings as of the date of this annual report. There can be no assurance that the PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries and the consolidated affiliated entities are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules are still evolving and subject to change.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in other jurisdictions. Furthermore, the PRC legal system is partly influenced by government policies and internal rules (some of which may be subject to changes from time to time and may be issued without advance notice). As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

The PRC government regulates the internet and related industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

●	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including online information services.
●	The licensing requirements relating to the internet business in China are rapidly evolving and are therefore subject to uncertainties. This means that permits, licenses or operations at some of our PRC subsidiaries and the consolidated affiliated entities may be subject to challenges, or we may not be able to obtain or renew certain permits or licenses. Violation of the laws and regulations governing these licenses, approvals, filings or qualifications may result in penalties and even suspension or revocation of the licenses, approvals, filings or qualifications. Failure to obtain, maintain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, we have not obtained the internet audio-visual program transmission license for providing the internet audio-visual program services and content on our platform in China, for which we are not qualified to apply, because the current applicable laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. In addition, we have not completed filing for distributing publications and providing live streaming services on our platform.
●	New laws and regulations may be promulgated to regulate internet activities, including online advertising and internet cultural activities. Other aspects of our online operations may be further regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. All the operational risks associated with being based in and having operations in mainland China may also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau, which operate under different sets of laws from mainland China. However, the PRC government may influence our operations in Hong Kong and Macau at any time, which may have a material impact on our ability to conduct business in Hong Kong and Macau and could result in a material adverse change in our operation and/or the value of our ADSs.

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

We are not an operating company in China but a Cayman Island holding company conducting our operations in China through our PRC subsidiaries and the consolidated affiliated entities. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries and the consolidated affiliated entities, including from the proceeds of our financing activities, such as our private placements, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds to fund our existing PRC subsidiaries and the consolidated affiliated entities only through loans or capital contributions or to establish new PRC subsidiaries or new PRC consolidated affiliated entities, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and the consolidated affiliated entities is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund the consolidated affiliated entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC subsidiary or PRC consolidated affiliated entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC subsidiary or PRC consolidated affiliated entity would depend on the relevant PRC entity’s net assets and the applicable statutory multiple at the time of calculation. Moreover, any medium or long-term loan to be provided by us to the VIE or other domestic PRC entities must also be registered with the National Development and Reform Commission. PRC laws and regulations may also impose more stringent limitations to cross - border loans, which will also have negative impacts on our ability to fund our PRC entities. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange.”

SAFE regulations prohibit foreign-invested enterprises from using Renminbi funds converted from foreign exchange capital for the following purposes: (i) direct or indirect expenditure prohibited by relevant laws and regulations, (ii) directly or indirectly used for investment in securities investments or other investments in wealth management unless otherwise provided by relevant laws and regulations, (iii) providing loans to non-affiliated enterprises, except where it is expressly permitted in the business license and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). In addition, SAFE continues to enhance its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., or Tuniu Nanjing Information Technology, include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu Nanjing Information Technology may only use Renminbi converted from foreign exchange capital contribution for activities allowed by the aforementioned SAFE regulations. Violations of circulars promulgated by SAFE could result in severe monetary or other penalties. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong or Macau on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities likewise, may not be available to meet our currency demand.

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

Changes in China’s economic or social conditions or government policies could have a material adverse effect on our business and operations.

Our business operations are based in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic or social conditions or government policies in China generally and by continued economic growth in China as a whole.

Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policy and using a variety of policies to guide the economic activities of businesses in China.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government regulation over capital investments or changes in tax regulations. Any prolonged turbulence in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations. However, any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our financial condition and results of operations. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the leisure travel industry and our business, results of operations and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 to 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect the leisure travel industry and our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our users and business partners may reduce or delay spending with us, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

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

Under the PRC Enterprise Income Tax Law, and its implementation rules, that became effective on January 1, 2008 and was amended in February 2017, December 2018 and April 2019, respectively, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, STA Circular 82, which was issued in April 2009 and was amended in December 2017 by the State Taxation Administration specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to STA Circular 82, the State Taxation Administration issued STA Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of STA Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” STA Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that Tuniu Corporation meets all of the conditions above and thus we do not believe that it is a PRC resident enterprise for PRC enterprise income tax purposes, despite the fact that all of the members of our management team as well as the management team of Tuniu (HK) Limited are located in China. However, if the PRC tax authorities determine that it is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the Enterprise Income Tax Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or PRC enterprise group and treated as PRC resident enterprises for PRC enterprise income tax purposes.

Under the Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and our shareholders’ jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, and gains from PRC sources realized by such investors on the transfer of ADSs or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. It is also unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax was imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-PRC resident shareholders, the value of the investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

According to the Announcement of the State Taxation Administration on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises promulgated by the State Taxation Administration in February 2015, which has been further amended by the Bulletin on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source issued by the State Taxation Administration in October 2017 and amended in June 2018, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public stock market) without a reasonable commercial purpose, the PRC tax authorities have the discretion to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, gains derived from such a transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of the announcement, as amended, the transfer that meets all of the following conditions shall be directly deemed as having no reasonable commercial purposes: (i) more than 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

There is uncertainty as to the interpretation and application of the aforementioned announcement, as amended. If an Indirect Transfer occurs for us, we and our non-PRC resident shareholders may be at risk of being taxed under such announcement, as amended, and we may be required to expend valuable resources to comply with such the announcement, as amended, or to establish that we should not be taxed under such announcement, as amended.

Any failure or perceived failure by us to comply with the anti-monopoly and unfair competition laws and regulations may result in penalties against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under a number of PRC laws and regulations. In addition to the PRC Anti-Monopoly Law amended in 2022, these include the PRC Anti-Unfair Competition Law and its interpretations issued in 2022, the Guidelines on Anti-Monopoly Issues in Platform Economy published in 2021, the Provisions on the Prohibition of Monopoly Agreements released in 2023 and the Provisions on the Review of Concentration of Undertakings in 2023. These laws and regulations set forth the merger control review process, impose filing requirements with the anti-monopoly authority and provide for penalties for failing to meet such requirements.

Due to the uncertainties associated with the new and evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, complying with the requirements of the amended PRC Anti-Monopoly Law, M&A Rules, merger control review rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete merger transactions, which could affect our ability to expand our business or maintain our market share.

We cannot assure you that our business operations comply with anti-monopoly and unfair competition laws and regulations and authorities’ requirements in all respects. If any non-compliance is raised by the authorities and determined against us, we may be subject to fines and other penalties.

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

In addition, national security review rules issued by the PRC government authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. According to the Measures for the Security Review of Foreign Investment promulgated by the National Development and Reform Commission and the Ministry of Commerce on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated government authorities in advance. See also “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Foreign Investment in Value-Added Telecommunications Services.”

Furthermore, according to the Overseas Listing Trial Measures, if a Chinese overseas listed company issues overseas listed securities to acquire assets, such issuance would be subject to filing requirements. Our ability to carry out our investment and acquisition strategy may be materially and adversely affected due to significant regulatory uncertainty as to the timing of receipt of approvals or completion of filings and whether we will be able to complete such investments and acquisitions in the future in a timely manner or at all.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liabilities and penalties under PRC laws.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles on July 4, 2014. This circular requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, with assets or equity interests of onshore companies or offshore assets or interests held by the PRC residents, referred to in the circular as a “special purpose vehicle.” The circular further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increases or decreases in capital contributed by PRC residents, transfers or exchanges of shares, mergers, divisions, or other material changes. The term “control” under the circular is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements.

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

We have requested all of our known current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of this circular and other related rules, and urged such shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under this circular and other related rules. However, we cannot assure you that they successfully amended their foreign exchange registrations with the local SAFE branch in compliance with applicable laws after our initial public offering. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot compel our beneficial owners to comply with the requirements of this circular. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with and will in the future comply with our requests to make or obtain any applicable registrations or comply with other requirements required by this circular or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, since it is unclear how this circular and any future regulation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the government authorities, we cannot predict how these regulations will affect our business operations or future strategy. For example, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Employee Stock Option Plans.”

We and our PRC employees who have been granted share options are subject to these regulations. Beijing Tuniu has registered with the Beijing Branch of SAFE as an agent in connection with an incentive compensation plan adopted by us in 2008, or the 2008 Plan, and a separate incentive compensation plan adopted by us in 2014, or the 2014 Plan, which was amended in November 2023 to extend the expiration date of the 2014 Plan from April 2023 to April 2034. We have advised our employees and directors participating in our share incentive plans to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that the share option holders can successfully register with SAFE in full compliance with the Stock Option Rules for material changes of the granted share options. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

Under the Enterprise Income Tax Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tuniu (HK) Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries, if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the State Taxation Administration promulgated STA Circular 9 on February 3, 2018, which became effective from April 2018. Circular 9 stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors provided in Circular 9 and the actual circumstances of the specific case shall be taken into consideration. Specifically, Circular 9 expressly excludes an agent or a designated payee from being considered as a “beneficial owner.” As a result, although our PRC subsidiaries, Beijing Tuniu and Tuniu Nanjing Information Technology, are currently wholly owned by our Hong Kong subsidiary, Tuniu (HK) Limited, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the arrangement between mainland China and Hong Kong. If Tuniu (HK) Limited is not recognized as the beneficial owner of the dividends paid to it by Beijing Tuniu or Tuniu Nanjing Information Technology, such dividends will be subject to a normal withholding tax of 10% as provided by the Enterprise Income Tax Law.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes or surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The Enterprise Income Tax Law and its implementation rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The Enterprise Income Tax Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 and successfully obtained its third renewal of such a certificate in December 2022, which expires in 2025. Tuniu Nanjing Information Technology originally obtained its HNTE certificate in 2017 and successfully obtained its second renewal of such a certificate in December 2023, which expires in 2026. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology were eligible to enjoy a preferential tax rate of 15% in 2023 to the extent that they have taxable income under the Enterprise Income Tax Law, as long as they maintain the HNTE qualifications and duly conduct the enterprise income tax filing procedures with the tax authorities. If Nanjing Tuniu and Tuniu Nanjing Information Technology fail to maintain or renew their HNTE qualifications when their current terms expire, they will lose the current preferential tax treatments and their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations. Beijing Tuniu originally obtained its HNTE certificate in 2018, which expired in 2020. As a result, the applicable enterprise tax rate for Beijing Tuniu has been restored to 25% since 2021. However, since Beijing Tuniu has large amount of accumulated loss in previous years, the increased enterprise income tax rate would not result in an immediate adverse effect on our financial condition.

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

We lease real properties from third parties primarily for our office use in the PRC. Our leasehold interests in a number of these leased properties may be defective as a result of the lessors’ lack of proper title or right to lease. As a result, we cannot assure you that our leasehold interests will not be challenged. In addition, we have not registered the vast majority of our lease agreements with the PRC government authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not subject to any material actions, claims or investigations pending or threatened in writing by government authorities or third parties with respect to defects in our leased properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interests and may be ordered to vacate the affected premises, which could materially and adversely affect our business and results of operations. In addition, we may not be able to successfully extend, renew or terminate these leases upon expiration of the current term on commercially reasonable terms or at all. These could disrupt our operations and result in significant relocation expenses, as well as may result in litigation or claims against us, which could adversely affect our business, financial condition and results of operations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in the jurisdiction where we operate. Specifically, although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While the detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs and Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Risks Related to Our Business and Industry

Declines or disruptions in the leisure travel industry may materially and adversely affect our business and results of operations.

We are dependent on the leisure travel industry for substantially all of our revenues. The leisure travel industry is dependent on personal discretionary spending levels, which may be materially and adversely affected by economic downturns and recessions. Although the leisure travel industry in China has had periods of rapid growth, any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operations. See “—Risks Related to Doing Business in China—A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the leisure travel industry and our business, results of operations and financial condition.”

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of other contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. The travel industry was negatively affected by events such as the boat capsizing accident in Phuket island, Thailand in July 2018 and the outbreak and spread of the COVID-19 pandemic across the world from 2020 to 2022, all of which had a negative impact on our target customers. See “— We face risks related to natural disasters and health epidemics.” In addition, our overseas leisure travel business may be negatively affected by any adverse changes in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrest, wars, the imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the political crisis in Maldives in 2018 and the protests in Hong Kong in 2019 and 2020 all negatively impacted short-term travel demand for the tours to the affected regions. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

We face risks related to natural disasters and health epidemics.

Our business activities could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Nanjing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could result in loss or corruption of data or software or hardware malfunctions, as well as adversely affect our ability to operate our platforms and provide services. Our business could also be adversely affected if our employees are affected by health epidemics, including COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu or Severe Acute Respiratory Syndrome, or SARS.

From 2020 to 2022, our financial performance was materially and adversely affected by the outbreak and resurgence of the COVID-19 pandemic. We experienced a significant decline in travel demand resulting in significant user cancelations and user refund requests as well as reduced new orders for domestic and international travel and lodging, which had materially and adversely affected our business, financial condition, results of operations and cash flows. We facilitated our customers’ cancellations, rescheduling and refund requests, and worked with our travel suppliers to weather the difficult situation, for which we incurred significant costs and expenses. The operations of our business partners and travel suppliers, including overseas business partners and travel suppliers, were disrupted, which negatively affected our business operations, financial condition, results of operations and cash flows. For instance, the payment or repayment abilities or decisions of our business partners and borrowers were negatively affected by the outbreak of COVID-19, which increased uncertainties relating to our collection of receivables, and resulted in additional allowances for doubtful accounts. We also recorded impairment provisions against certain of our long-term and short-term assets, as the impacts of the COVID-19 pandemic on certain of our long-term and short-term assets were considered to be other than temporary. Since the beginning of 2023, the situation significantly improved and we have resumed normalized operations. The extent to which the COVID-19 pandemic impacts on our business and long-term financial results remains uncertain, and we are closely monitoring its impact on us.

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

Our success depends on our ability to attract new customers and retain existing customers, which in turn requires our continual provision of a wide array of competitive travel products and services. Participants in the online travel industry are continually developing new travel products and services in response to both the increasing customer demand and the changing market environment. We strive to stay abreast of emerging and rapidly changing customer preferences and to anticipate trends that will appeal to existing and potential customers. We will also continue to invest in research and development in order to constantly improve the speed, accuracy and comprehensiveness of our online platform. If we fail to keep improving our travel products and services and platform at a competitive pace, we may lose customers to our competitors and be unable to attract new customers. In addition to packaged tours, we provide other travel-related services, such as sales of tourist attraction tickets, visa application services, hotel booking services, air ticketing services, train ticketing services, car rental services and insurance services. We intend to further broaden our product selection by extending our coverage of departing cities and travel destinations as well as offering more departure time selections. If we fail to consistently source quality travel products and services tailored to accommodate our customers’ changing needs and preferences, we may not be able to sell additional products and services to our current customers, retain our current customers or attract new customers, and our business, financial condition and results of operations will be materially and adversely affected.

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

We have incurred losses in the past and may not be able to achieve profitability.

We have historically incurred net losses, including net losses of RMB128.5 million, RMB203.0 million and RMB101.1 million (US$14.2 million) in 2021, 2022 and 2023, respectively. Our net losses in past three years were partially attributable to the COVID-19 pandemic and impairment of goodwill. Our ability to achieve profitability is also affected by various factors that are beyond our control. For example, our revenues and profitability depend on the development of the online leisure travel industry in China and consumers’ preference to make travel bookings online. We cannot assure you that the online travel-booking market in China will grow to exceed its current market size or that consumers will further increase their spending on online leisure travel booking. Factors negatively affecting travel suppliers’ profitability will in turn adversely affect our financial condition and results of operations. If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

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

Many of our competitors have launched, and may continue to launch, aggressive advertising campaigns, special promotions and other marketing activities to promote their brands, attract new customers or increase their market share. In response, we have taken and may continue to take similar measures and as a result have incurred and may continue to incur significant expenses, which in turn could negatively affect our operating margin in the quarters or years when such promotional activities are carried out. We cannot assure you that we will be able to successfully compete against existing or new competitors. If we are not able to compete successfully, we may lose our market share and our business, financial condition and results of operations may be materially and adversely affected.

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

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers’ claims arising from or relating to travel-related accidents. As we enter into contracts with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of travel suppliers or other service providers, over which we have no or limited control. See also “—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.” We maintain insurance coverage for our liabilities as a travel company, and are indemnified by the insurance company/companies for the damages claimed by our customers. However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. For example, losses incurred due to COVID-19 in most cases were not reimbursable. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customers’ misconduct during their travels, over which we have no or limited control. Such accidents and incidents of misconduct, even if not resulting from our negligence or misconduct, or the travel suppliers’ negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

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

Our business experiences fluctuations, reflecting seasonal variations in demand for leisure travel services. Sales of leisure travel products and services generally will increase during holiday periods and decrease during off-peak times, while prices of leisure travel products and services are subject to fluctuation between peak seasons and low seasons. For example, the third quarter of each year generally contributes the highest percentage of our annual revenues, because many of our customers tend to travel during summer holidays in July and August. Consequently, our results of operations may fluctuate from quarter to quarter.

If we are unable to identify, attract, hire, train and retain key individuals and highly skilled employees, our business may be adversely affected

Our future performance depends on the continued service of our senior management, in particular, Mr. Dunde Yu, our founder, chairman and chief executive officer. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. There is no assurance that we can retain their services and there can be no assurance that they will not compete against us.

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

The PRC Tourism Law and the Measures for Administration of the Overseas Tours of Chinese Citizens may reduce the demand of organized tours and materially and adversely affect our business and results of operations.

The PRC Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens promulgated by the State Council impose stringent restrictions on tour operators, pursuant to which, tour operators are prohibited from arranging compulsory shopping or other activities which charge additional fees on top of the contract prices that the tourist has already paid, unless it is agreed upon by both parties through consultation or requested by the tourist and does not affect the itinerary of other tourists. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Travel Companies.” If travel suppliers fail to comply with these restrictions, our reputation and brand may be negatively affected.

The PRC E-Commerce Law may significantly increase our compliance cost.

The PRC E-Commerce Law strengthens the regulation of e-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the PRC E-Commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumer to opt out of search results targeting his or her personally characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sale of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain business license and other applicable licenses as required, and disclose information of such license at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc. Since the promulgation of the PRC E-Commerce Law, the PRC government has promulgated implementation rules and opinions governing the e-commerce industry, including measures governing the administration of payment institutions’ foreign exchange related services provided to e-commerce operators and consumers, as well as guiding opinions on data interconnection and sharing between enterprises of express delivery and e-commerce industries, and the Measures for the Supervision and Administration of Online Trading which impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. Among other things, the Measures for the Supervision and Administration of Online Trading specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms and require e-commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor registration status of their market participants. See also “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Transaction Platform Operators.”

We have adopted the required measures to keep our current practice in line with the requirements under the PRC E-Commerce Law and its implementation rules. However, the competent PRC government authorities may promulgate further implementation rules under the PRC E-Commerce Law and may deem our current measures insufficient under the PRC E-Commerce Law and its implementation rules. If we are required to adopt additional measures to comply with the PRC E-Commerce Law and its implementation rules, our compliance cost would increase significantly, and our business and results of operations will be materially and adversely affected.

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

Our business depends on the performance and reliability of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. In addition, the national networks in China are connected to the internet through international gateways controlled by the PRC government. These international gateways are the only channels through which domestic users can connect to the internet. We rely on a limited number of telecommunications service providers, primarily China Telecom and China Unicom, to provide us with data communications capacity. We, our customers or travel suppliers, may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, the number of internet users may decline and our business may be harmed. Moreover, if we are not able to renew services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers on commercially reasonable terms or at all, the quality and stability of our online platform may be adversely affected.

We are subject to payment-related risks.

We enable our customers to make payments through our website by working with various third-party payment processing service providers. As we rely on third parties to provide payment processing services, including processing payments made with credit cards and debit cards, it could disrupt our business if these companies become unwilling or unable to provide these services to us. Additionally, the acceptance and processing of various payment methods are subject to certain laws and regulations, and require payment of interchange and other fees. To the extent there are increases in any payment processing fees or any material changes in the payment ecosystem, such as delays in receiving payments from payment processors or changes to laws and regulations related to payment processing, our revenues, operating expenses and results of operations could be adversely affected. We may be subject to human error, fraud and other illegal activities in connection with third-party payment services. If our or our third-party payment processing service providers’ data security systems are breached or compromised, we may lose our ability to accept credit and debit card payments from our customers, and we may be subject to claims for damages from our customers and third parties, all of which could adversely and materially affect our reputation as well as our results of operations.

We may also be subject to various laws, regulations and requirements governing electronic fund transfers and payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these laws and regulations, we may be subject to fines, higher transaction fees, and even lose our ability to accept credit and debit card payments from our users, process electronic fund transfers or facilitate other types of payments. If any of the above were to occur, we may lose users as they may be discouraged from purchasing products or services on our platform, which may adversely affect our business and results of operations.

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

Our business may be harmed if we are unable to upgrade our systems and infrastructure quickly enough to accommodate increasing traffic levels, to avoid obsolescence, or to successfully integrate any newly developed or purchased technologies with our existing systems. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer experience, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial and operating information. These factors could cause us to lose customers. Additionally, we will continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and any new technologies or infrastructure may not be fully integrated with our existing systems on a timely basis, or at all. If our existing or future technology infrastructure does not function properly, it could cause system disruptions and slow response times that affect data transmission, which in turn could materially and adversely affect our business.

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

Data security and data protection compliance receives heightened attention from domestic and global regulators and attracts great public scrutiny, which could increase our compliance costs going forward and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Information Security and Censorship” and “ - Regulations on Internet Privacy”. The following summarizes key recent PRC regulatory activities in this area:

The Cybersecurity Review Measures, which were promulgated in December 2021 and became effective in February 2022, subject critical information infrastructure operators that procure internet products and services to the cybersecurity review if their activities affect or may affect national security. These measures require critical information infrastructure operators or network platform operators that hold personal information of over one million users to apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed, approached or designated as a critical information infrastructure operator under the applicable PRC laws and regulations by any PRC government authorities. The exact scope of “critical information infrastructure operators” under the current regulatory regime remains subject to interpretation by the PRC government authorities who may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

In November 2021, the Cyberspace Administration of China released the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Regulations, which require data processors to apply for a cybersecurity review for activities such as the listing abroad of data processors that process the personal information of more than one million users and data processing activities that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires data processors that process “important data” or are listed overseas to conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, these Draft Regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

The impact of many of the data-related legislations remains unpredictable as they are relatively new and certain concepts thereunder are subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the requirements will be applicable to us or other companies already listed in the United States. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our businesses and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

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

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and applications thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our businesses and results of operations. The European Union General Data Protection Regulation, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The European Union General Data Protection Regulation establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the European Union General Data Protection Regulation for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the European Union General Data Protection Regulation. In addition, to the extent we have accessed data in Hong Kong and Macau, we have been in compliance with relevant laws and regulations in Hong Kong and Macau regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. We believe that the laws and regulations in Hong Kong and Macau regarding data security do not have a material impact on our business, as of the date of this annual report. However, if certain laws and regulations in Hong Kong or Macau were to result in oversight over data security that impacts our business in these regions, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

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

We are subject to the Sarbanes-Oxley Act of 2002, or SOX. Section 404 of the SOX requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our independent registered public accounting firm has also issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2023. See “Item 15. Controls and Procedures.” However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SOX. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

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

Based on our liquidity assessment, which has considered our operations at the current business scale, the available funding that will be provided from the maturity of our short-term and long-term investments, and our available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report. We may require additional cash resources due to unanticipated business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in the dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have granted share options and restricted shares, and may grant share options and other share-based awards in the future, which may materially increase our net loss.

We adopted the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” As of February 29, 2024, there were options to acquire 3,237,171 Class A ordinary shares outstanding under the 2008 Plan, and options to acquire 32,741,742 Class A ordinary shares and 101,313 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

Risks Related to Our ADSs and Class A Ordinary Shares

Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “TOUR.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Global Market. The listing standards of the Nasdaq Global Market provide that a company must maintain a minimum ADS price of US$1.00 and various additional requirements in order to qualify for continued listing. We have historically received letters from the Listing Qualifications Department of Nasdaq, notifying us on separate occasions that because the closing bid price of our ADSs for 30 consecutive business days preceding the date of each letter was below US$1.00 per share, we no longer meet the Nasdaq minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days. On each occasion, we subsequently received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of our ADSs had been at $1.00 per ADS or greater for 10 consecutive business days, and we had regained compliance with Nasdaq Listing Rule 5450(a)(1), the Nasdaq minimum bid price requirement, and the matter was closed.

On January 9, 2024, we received another written notification from the Listing Qualifications Department of Nasdaq, notifying us that we no longer meet the Nasdaq minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). We have until July 8, 2024, to regain compliance with Nasdaq’s minimum bid price requirement. The Nasdaq notification letter will have no effect on our business operations, and we will take all reasonable measures to regain compliance. However, there can be no assurance that we will be able to regain compliance with the Nasdaq Global Market continued listing requirements. In the event we do not regain compliance by July 8, 2024, we may be eligible for an additional 180-day compliance period subject to the determination of Nasdaq. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find an alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.

The trading price of our ADSs have fluctuated and may continue to be volatile regardless of our operating performance.

Since our ADSs became listed on the Nasdaq Global Market on May 9, 2014, the trading price of our ADSs has fluctuated significantly. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years was believed to have negatively affected investors’ perception and sentiment towards companies with a connection to China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performance of our ADSs. The trading price of our ADSs may also be affected by changes in the U.S. stock markets in general. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their initial public offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to factors specific to our own operations, including the following:

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 4.68% of our outstanding ordinary shares as of February 29, 2024, representing 32.91% of our total voting power. As of February 29, 2024, our directors and officers beneficially own an aggregate of 57.9% of our outstanding shares representing 58.5% of our total voting power.

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

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of February 29, 2024, we had 371,538,587 ordinary shares outstanding, comprising (i) 354,165,087 Class A ordinary shares (excluding 17,792,952 Class A ordinary shares, represented by 5,930,984 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,737,500 Class B ordinary shares. Among these shares, 163,556,430 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares and/or ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our Class A ordinary shares and/or ADSs to decline.

We believe that we were a passive foreign investment company for United States federal income tax purposes for the taxable year ended December 31, 2023, which could result in adverse United States federal income tax consequences to U.S. Holders of the ADSs or ordinary shares.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we treat the consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we direct the activities of their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) held our ADSs or ordinary shares, such U.S. Holder may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holders may be subject to burdensome reporting requirements. Further, if we were classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (Revised) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters Pursuant to Choice of Court Agreements between the Parties Concerned, or the 2006 Arrangement. Under the 2006 Arrangement, where any designated mainland China court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case pursuant to a “choice of court” agreement in writing, any party concerned may apply to the relevant mainland China court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between mainland China and the Hong Kong Special Administrative Region. Under the 2019 Arrangement, a “choice of court” agreement in writing is no longer required for bilateral judgment recognition and enforcement. The 2019 Arrangement will come into effect after the promulgation of a judicial interpretation by the Supreme People’s Court of China and the completion of the relevant legislative procedures in the Hong Kong Special Administrative Region. The 2019 Arrangement will, upon its effectiveness, supersede the 2006 Arrangement. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Before the effectiveness of the 2019 Arrangement, the 2006 Arrangement remains the applicable mechanism for recognition of judgment between mainland China and Hong Kong and the parties need to have a “choice of court” agreement in writing in order to enforce a judgment rendered by a Hong Kong court in mainland China and vice versa. There are still uncertainties about the outcome and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. As we have chosen, and may from time to time choose, to follow home country practice exemptions with respect to certain corporate matters, such as the requirement of shareholders’ approval for issuing additional securities exceeding 20% of our outstanding ordinary shares and the requirement to hold an annual meeting of shareholders, our shareholders may be afforded less protection under Cayman Islands law than they would under the Nasdaq corporate government requirements applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.” As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

Because we do not expect to pay dividends in the foreseeable future, ADS holders must rely on price appreciation of our ADSs for return on their investment.

We do not anticipate that we will pay any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deem relevant. Accordingly, for holders of our ADSs, realization of a gain on their investment will depend on the price appreciation of our ADSs, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ADSs.

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

Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary deems it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Item 4. Information on the Company

A. History and Development of the Company

We began our operation in China through Nanjing Tuniu, a PRC company formed in December 2006. Nanjing Tuniu acquired 100% of the equity interests in Shanghai Tuniu International Travel Service Co., Ltd. in August 2008, Nanjing Tuniu International Travel Service Co., Ltd. in December 2008 and Beijing Tuniu International Travel Service Co., Ltd. in November 2009. Nanjing Tuniu established Nanjing Tuzhilv Tickets Sales Co., Ltd. in April 2011.

In June 2008, we incorporated Tuniu Corporation under the laws of the Cayman Islands as our offshore holding company in order to facilitate international financing. In May 2011, we established our wholly owned Hong Kong subsidiary, Tuniu (HK) Limited.

We completed our initial public offering and listed our ADSs on the Nasdaq Global Market under the symbol “TOUR” in May 2014. At the time of our initial public offering, we also entered into a concurrent private placement with three investors.

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

In May 2015, we entered into a share subscription agreement with each of Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., Unicorn Riches Limited, a special purpose vehicle of Hony Capital, DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., both affiliates of DCM V, L.P., Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (which later changed its name to Trip.com Group Limited), Esta Investments Pte Ltd, an affiliate of Temasek Holdings and Sequoia Capital 2010 CV Holdco, Ltd, an affiliate of Sequoia Capital, pursuant to which we issued a total of 93,750,000 Class A ordinary shares for US$500 million.

In November 2015, we entered into a share subscription agreement with HNA Tourism Group, or HNA Tourism, pursuant to which an affiliate of HNA Tourism purchased 90,909,091 newly issued Class A ordinary shares from us for US$500 million in January 2016.

From 2016 to 2019, we acquired controlling interests in several offline travel agencies and an online travel agency to further expand our overseas tourism market and promote our destination service. In 2022, we disposed the controlling interests in these subsidiaries and retained non-controlling interests in the same subsidiaries after the disposals. As a result of these disposals, we recognized a disposal gain of RMB65.0 million in 2022. As of December 31, 2023, we received proceeds of RMB3.2 million (US$0.5 million) with an unpaid amount of RMB6.6 million (US$0.9 million), which we expect to receive by 2027.

In November 2020, JD.com E-commerce (Investment) Hong Kong Corporation Limited transferred 12,436,780 Class A ordinary shares of our company to Hopeful Tourism Limited, a subsidiary of Caissa Sega Tourism Culture Development Group Co., Ltd., or Caissa Group, and JD.com Investment Limited transferred all its shares in Fabulous Jade Global Limited, which held 65,625,000 Class A ordinary shares of our company, to Hopeful Tourism Limited, pursuant to a share purchase agreement. As a result of the share transfer, Caissa Group beneficially owned 78,061,780 Class A ordinary shares. In December 2023, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited, Hopeful Tourism Limited, Caissa Group and Fabulous Jade Global Limited entered into a termination agreement, pursuant to which the parties agreed to terminate the share purchase agreement and agreed for the 78,061,780 Class A ordinary shares then beneficially owned by Caissa Group to be returned and transferred to JD.com Investment Limited.

Tuniu Corporation established a wholly owned PRC subsidiary, Beijing Tuniu, in September 2008. Tuniu (HK) Limited established another wholly owned PRC subsidiary, Tuniu (Nanjing) Information Technology Co., Ltd., in August 2011, and acquired 100% of the equity interests in Beijing Tuniu in September 2011. Through Beijing Tuniu, we direct the business operations of Nanjing Tuniu by entering into a series of contractual arrangements, including purchase option agreement, equity interest pledge agreement, shareholders’ voting rights agreement, powers of attorney and cooperation agreement, with Nanjing Tuniu and its shareholders. Nanjing Tuniu holds our ICP licenses as an internet content provider and operates our website. Beijing Tuniu International Travel Service Co., Ltd. and Nanjing Tuniu International Travel Service Co. Ltd., both of which are Nanjing Tuniu’s subsidiaries, hold our operation permits for our overseas travel business.

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

Our principal executive offices are located at 6, 8-12th floor, building 6-A, Juhuiyuan, NO. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210023, the People’s Republic of China. Our telephone number at this address is +86 (25) 8685-3969. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process and authorized representative in the United States in connection with each of the registration statement on Form S-8 (File No. 333-198111 and File No. 333-251283) and registration statement on Form F-6 (File No. 333-195515) is Cogency Global, Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at ir.tuniu.com.

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

Our recognized brand in leisure travel and growing customer base enable us to source a broad range of products from high-quality travel suppliers at competitive prices. We rigorously select travel suppliers to ensure quality and reliability. We have developed our proprietary supply chain management system—N-Booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time through the web or mobile devices to efficiently manage travel products and understand customer preferences. We maintain a sophisticated supplier management system and data analytics system in order to facilitate the cooperation between the suppliers and us. In addition, to broaden the range of our products further and serve our customers, we enter into strategic agreements with various industry partners from time to time, including with Trip.com Group Limited and JD.com, Inc.

Our Products and Services

We offer packaged tours and other travel-related services to meet the travel needs and preferences of leisure travellers in China.

Packaged Tours

Packaged tours offered on our platform consist of organized tours and self-guided tours.

Organized Tours: Organized tours offer the benefits of pre-arranged itineraries, transportation, accommodation, entertainment, meals and tour guide services. By booking an organized tour on our platform, our customers can achieve cost savings compared to booking each component separately and have a hassle-free travel experience.

Organized tours offered on our platform encompass nearly all of the popular tourist destinations within China and overseas among Chinese travellers.

Organized tour product portfolios offered on our platform also include local tours, which mainly consist of weekend getaways and themed tours, such as water resort tours, historical town tours, ski tours and hot spring tours, mainly targeting customers who want to spend one to three days away from their departing cities. Typically, the average total amount (including the related taxes, fees and other charges borne by our customers) per trip paid by our customers for local tours that we have delivered and the local tour services that we have rendered is lower as compared to that of other types of organized tours.

Particularly, our domestic local tour operators directly provide destination-based services to our organized tour customers, starting from their arrival at the destination all the way until they depart from the destination. Similar to our travel suppliers, our local tour operators coordinate the tours based on pre-arranged itineraries and cover all components of the tours including transportation, accommodation, entertainment, meals and tour guide services. The tour guides serving our customers are either directly employed by us or working for us on a contractual basis. We are able to exercise greater control over the quality of our trips and utilize years of data on travel preferences to design more suitable products for consumers through our local travel operators.

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

Other Travel-Related Services

Our other travel-related services comprise mainly of sales of tourist attraction tickets, visa application services, hotel booking services, air ticketing services, train ticketing services, car rental services and insurance services. We earn a commission or service fee for these services. In addition, we provide advertising services to domestic and foreign tourism boards and bureaus on our online platform.

Our Online Platform and Offline Service Network

We reach and serve customers through multiple online and offline channels, including our tuniu.com website, mobile platform, a primary call center in Nanjing and our offline retail stores across China.

Our online platform provides our customers with the tools and information they need to plan, book and purchase travel products and services. In addition, our online platform presents product information and travel requirements through user-friendly interfaces for leisure travellers to search for, compare and place orders for product offerings that best suit their needs. We have well-trained tour advisors and customer service representatives located at our centralized call center to supplement our online transaction infrastructure by providing our customers with professional advice and guidance throughout their travel planning and bookings process as well as timely support before and during their travels. The inclusion of a customer-focused service network is particularly important to customers of our travel products with high selling prices as these customers usually demand more assistance and attention in their travel planning.

Our Website

Our website, tuniu.com, provides a one-stop travel platform for our customers to do everything from researching travel destinations to booking travel products. In addition to our product information such as tour duration, departure time and destination descriptions, our website features comprehensive travel advice ranging from basic to professional information, and user recommendations and travellers’ reviews for the destinations we cover. Users can post questions regarding specific products and receive timely responses online from our well-trained tour advisors and customer service representatives, which facilitates their travel planning, product selection, reservations and payments. Our user-friendly interface enables users to quickly and easily evaluate and compare a wide array of travel products. Customers can also raise complaints about our travel products and services through the online-messaging function on our website.

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

A transaction on our website generally involves the following steps:

Browse. The customer can easily browse our product selection by travel destination. In order to allow customers to locate the products they are interested in, our website also arranges our travel product offerings into different categories, such as organized tours, self-guided tours, customized tours, cruises, tourist attractions tickets, self-drive tours, accommodation reservation and transportation tickets. The customer can also choose to browse through our best-sellers for each of the following categories: local tours, domestic tours, overseas tours, self-guided tours, themed tours, hotels, destination activities and tourist attractions tickets.

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

Through Tuniu Travel, our customers can search for travel products and services and complete a booking within minutes. Tuniu Travel also serves as an important and integral part of customers’ research on travel-related information. Customers often use our in-house developed and user-generated travel guides and other user generated content, such as customer reviews, travel stories, tips and recommendations, on our Tuniu Travel to plan their travels. In addition, we offer discounted travel products that are exclusive to users of Tuniu Travel for limited periods to enhance our mobile user engagement and increase monetization. We upgrade our mobile applications on a regular basis and continue to add new functions into it.

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

Offline nationwide service network. Our primary call center is located in our headquarter in Nanjing. Our call centers provide 24-hour-a-day, seven-day-a-week customer service before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them via destination to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure that our customers receive quality services.

Tour Advisors. Tour advisors are trained through in-house training workshops as well as training sessions provided by travel suppliers to closely assist our customers throughout their travel planning and booking process, from pre-sale consultation to final order confirmation. Our tour advisors are equipped with product expertise to guide customers through the details of available packaged tours on our online platform and provide insightful advice on our customers’ desired travel destinations. Our tour advisors provide professional guidance on product selection, price, travel requirements and payment to ensure an efficient and informed shopping experience.

To improve the travel experience for our customers, we are committed to sharing part of their losses due to certain unexpected events. For example, if our customers cannot travel due to death, pregnancy, serious injury, hospitalization or rejection of visa applications after entering into contracts with us, we will provide them with travel vouchers equivalent to a portion of the amounts paid which are redeemable towards the purchase of our travel products at a later time.

Supply Chain Management

Our travel suppliers primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable these travel suppliers to extend their reach to potentially millions of internet users in China and fulfill their needs for inventory management allows us to attract new, quality travel suppliers and build stronger ties with our existing travel suppliers. We have a product procurement team dedicated to developing and enhancing our relationships with existing and prospective travel suppliers.

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

Supply Management

We hosted a major conference event for our travel suppliers and presented to our travel suppliers our projected travel demand trends each year before the outbreak of COVID-19 in 2020. This has been suspended since 2020. However, we regularly communicate with travel suppliers, mainly through our product procurement team and our proprietary N-Booking system, to keep them informed of any changes to the supply outlook so that they can respond to customer demand in a timely manner. This helps us and the travel suppliers make timely adjustments to procurement plans.

Supplier Quality Control

We have developed product and service provision protocols for travel suppliers to follow. We have offline retail stores throughout China that help us closely track the performance of travel suppliers in each region. We have a dedicated team in charge of monitoring travel suppliers based on customer feedback, which also provides recommendations for travel suppliers to improve their service quality and the products they supply. We impose penalties on travel suppliers or cease listing their travel products on our platform if their products fail to meet our quality standards or if we receive valid complaints from our customers. We also prepare regular assessment reports on travel suppliers based on the popularity, quality and price competitiveness of their travel products. To monitor and further improve the quality of travel suppliers and the products and services we offer, we proactively collect feedback from our customers after their travels.

B2B distribution

We launched our B2B distribution business in September 2015 and rebranded it to Difeng Cloud in October 2018. Based on Tuniu’s direct procurement and integration with the supply chain, Difeng Cloud scaled by offering Tuniu’s products and resources to other distributors within the leisure travel industry. Difeng Cloud offers travel products including packaged tours and other travel-related products such as air ticketing, hotel reservations, attraction tickets, visa applications and insurance products.

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

Data Analysis. Travel suppliers can analyze and understand user behavior based on their browsing history captured by our big data platform. Travel suppliers can keep track of traffic brought to the travel products supplied by them on our online platform and are able to evaluate the competitiveness of different travel products. We believe the user information gathered from our online platform reflects current leisure travel market trends in China and provides market insights to travel suppliers for their procurement planning and product design. Travel suppliers are able to develop an in-depth understanding of customers’ behaviors and preferences with our data mining and analytics capabilities.

Financial Services

We operate small online credit companies which historically offered a range of financial services to complement our core leisure travel business, including travel financing products, loans and cash lending services. We recently adjusted our business operations and reduced the scale of our financial services. At present, we only provide cash lending services.

Technology

We have built our technology infrastructure with high levels of performance, reliability, scalability and security to ensure superior customer and supplier experiences. We rely on internally developed proprietary technologies and licensed technologies to manage and improve our website, mobile platform and management systems. We have a team of engineers dedicated to the research and development of website operations, mobile platform, search engine, data analytics and supply chain management system.

We believe that an advanced technology platform is vital to our growth and success. We obtained ISO 9001:2015 certification for our quality management system indicating our compliance with internationally recognized standards for quality control in 2023. As long as our management system continues to meet the requirements of such standards, we are expected to remain certified until 2026, subject to further re-certification.

Product Search

We strive to present relevant and useful search results in a timely fashion to ensure the accuracy, efficiency and synchronism of our search results. We have developed search technologies that allow us to retrieve, index, filter and rank real-time product information. We are able to prioritize search results and display information most suited to our customers’ requirements in a simple and intuitive interface in real-time. Our core search technologies include the following:

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

Accuracy Checking. Our accuracy-checking software complements our smart caching system and displays the latest product information such as prices and product descriptions. When a user clicks on the interested search result, an accuracy checker is triggered to retrieve the updated product information and present it to the user.

Fuzzy Query Processing. We maintain a dictionary for travel-related keywords in Chinese, where keywords are classified and linked to each other based on their meanings. We have also developed a query search algorithm based on user inputs to enhance our ability to dissect natural language queries. Such technologies help us better understand the meanings of queries and produce the most relevant and useful search results. We also provide additional search features such as query spelling correction, query suggestion and search by Chinese phonetics, commonly known as Pinyin.

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

Customer Relationship Management System

Through a customer relationship management system, we gather, analyze and make use of internally-generated customer behavior and transaction data based on customers’ historical purchase and browsing records. We regularly use this information in budgeting and procurement planning as well as in planning our marketing initiatives and promotional campaigns.

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

Dynamic Packaging System

Backed by our data analytics capabilities, we have established a dynamic packaging system that enables our users to customize their own travel packages tailored to their individual needs. This system is able to combine trip components from different suppliers to provide truly customized trips, automating and placing in the hands of our customers a function that was previously performed manually. It uses algorithms and past customer data to filter out unnatural choices and provide customers with relevant choices based on their ascertainable behavior.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in the demand for leisure travel services. Sales of leisure travel products and services generally will increase during holiday periods and decrease during off-peak times, while prices of leisure travel products and services are subject to fluctuation between peak seasons and low seasons. For example, the third quarter of each year generally contributes the highest percentage of our annual revenues, because many of our customers tend to travel during summer holidays in July and August.

Marketing and Brand Building

We continue to build and maintain a strong Tuniu brand through both traditional offline marketing media and online marketing channels. We organize targeted campaigns, make promotional and seasonal offers and cooperate with domestic and foreign tourism boards and bureaus in holding promotional events and marketing campaigns.

While our offline advertising plays an important role in promoting our brand image, we complement our branding campaigns through mobile and online channels. We promote our mobile app through advertisements in the mobile app store and various display advertisements. We have also entered into agreements with a number of search engines, pursuant to which we have purchased travel-related keywords or directory links that direct users to our website. In addition, our presence in online social media such as Tencent’s WeChat and Sina’s Weibo helps us maintain engagement with our targeted customers.

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

In April 2020, we launched our live streaming shows to promote our own products. This online marketing format is popular for both product sales and content offerings, such as the introduction of destinations. We have developed our live streaming shows via third-party platforms. Our live streaming shows are mainly conducted and hosted by our employees.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2023, we had 143 registered computer software copyrights, 30 registered patent and 27 registered artwork copyrights in China. In addition, as of December 31, 2023, we had 89 registered domain names that were material to our business, including tuniu.com, and 503 registered trademarks, including 途牛 (the Chinese characters of Tuniu).

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

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, the Ministry of Industry and Information Technology, the Ministry of Commerce, the SAMR, the National Administration of Radio and Television , the National Press and Publication Administration and other government authorities have promulgated an extensive regulatory scheme governing telecommunications, internet-related services and e-commerce.

The Telecommunications Regulations issued by the State Council in September 2000 and amended in February 2016 are the primary regulations governing telecommunication services. Under the Telecommunications Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to commencement of their operations and there are two types of telecommunication operating license for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. Internet content provision services, or ICP services, is a subcategory of value-added telecommunications services.

The Administrative Measures on Internet Information Services promulgated by the State Council require commercial internet information services operators to obtain an ICP license from the government authorities before engaging in any commercial internet information services operations within the PRC. Nanjing Tuniu, our consolidated affiliated entity, obtained ICP licenses issued by the Jiangsu Administration of Telecommunication which will expire in July 2027.

In addition to the Telecommunications Regulations and the other regulations as mentioned above, the provision of commercial internet information services on mobile internet applications is regulated by the revised Regulations for the Administration of Mobile Application Information Services, which came into effect on August 1, 2022. Pursuant to these regulations, mobile app providers shall comply with provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. In addition, mobile app providers shall, among other things, verify the identities of registered users; establish and improve procedures for protecting user information and information content censorship, fulfill data security protection obligations and various obligations of minors’ protection, and shall not induce users to download the applications by illegal methods or bad information. Furthermore, mobile app providers who launch new technologies, applications or functions with the attribute of public opinion or the ability of social mobilization shall conduct security assessment. If an application provider violates these regulations, application distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to government authorities, and such application provider may be imposed administrative penalty by the Cyberspace Administration of China and other competent authorities in accordance with the laws and regulations. In recent years, the PRC government has taken steps to strengthen the supervision on the utilization of algorithm in the field of internet information service. On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the Ministry of State Security jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which took effect on March 1, 2022, implementing classification and hierarchical management for algorithm recommendation service providers and stipulating that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner and make the basic principles, purpose intentions and main operating mechanisms of algorithm recommendation services publicly available. Algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade and be prohibited from carrying out illegal conducts such as unreasonably differentiated treatment on transaction conditions based on consumers’ preferences, purchasing habits, and other such characteristics.

Foreign Investment in Value-Added Telecommunications Services

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, including: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although VIE structure is not explicitly defined as a method of foreign investment, it remains to be further clarified as to whether VIE structure will be interpreted to fall under the scope of circumstance (iv) mentioned above. Please also refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.”

According to the PRC Foreign Investment Law and its implementation rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means entry management measures for foreign investment’s access to specific fields or industries. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields must comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2021 Negative List and the Encouraged Industry Catalog for Foreign Investment (2022 version), which were promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effect in January 2022 and January 2023, respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally regarded as restricted fields to foreign investment pursuant to the 2021 Negative List, and we conduct business operations in restricted fields through the VIE.

On December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which took effect on January 18, 2021. According to the Measures for the Security Review of Foreign Investment, the foreign investment security review work mechanism shall be established to conduct the security review and the general office responsible for the security review will be set in the National Development and Reform Commission and be jointly led by the National Development and Reform Commission and the Ministry of Commerce. Foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are subject to the foreign investment security review by such foreign investment security review work mechanism. Acquiring actual control includes any investment in which foreign investors obtain more than 50% of equity interest in the invested enterprise or, in the event that the equity interest is less than 50%, the voting rights owned by such foreign investors have significant impact on the shareholders meeting and board of directors of the invested enterprise or where there is any other circumstance that enables foreign investors to exert a significant impact on the business decision-making, personnel, finance, technology, etc. of the invested enterprise.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council in December 2001 and amended most recently in March 2022, unless otherwise provided for by the state, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. For example, the 2021 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses. Pursuant to the Notice regarding the Strengthening of Ongoing and Post Supervision of Foreign Invested Telecommunication Enterprises issued by the Ministry of Industry and Information Technology in October 2020, foreign investors are no longer subject to the Ministry of Industry and Information Technology pre-approval requirements, but foreign invested telecommunications enterprises are still required to submit foreign investor qualification materials to the Ministry of Industry and Information Technology when applying for new telecommunication operating permits or amended permits. Since further implementing rules with respect to the above new policies on foreign investment in value-add telecommunications services have yet to been promulgated, significant uncertainties exist with respect to their interpretation and implementation by authorities in practice.

Pursuant to the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology in July 2006, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under PRC regulations.

In light of the aforesaid restrictions, we rely on Nanjing Tuniu, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangements, please refer to “—C. Organizational Structure.” To comply with these PRC regulations, we operate our website and value-added telecommunications services through Nanjing Tuniu. Nanjing Tuniu and its subsidiaries hold our ICP licenses and own all the domain names used in our value-added telecommunications businesses. Nanjing Tuniu and its subsidiaries are also the owner of all the registered trademarks used in our value-added telecommunications businesses and are the applicant of all the registered trademark applications we are currently making.

Regulations on Information Security and Censorship

The PRC government regulates and restricts internet content in China to protect state security and ensure the legality of the internet content. The National People’s Congress, China’s national legislative body, enacted a Decision on the Safeguarding of Internet Security in December 2000, as subsequently amended in August 2009, which makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. Pursuant to the Administrative Measures on Internet Information Services and other applicable laws, internet content providers and internet publishers are prohibited from posting or displaying over the internet content which violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Internet service providers are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the Ministry of Industry and Information Technology has published regulations that subject ICP operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. On September 15, 2021, the Cyberspace Administration of China promulgated the Opinions of the Cyberspace Administration of China on Further Enforcing the Subject Responsibilities of Website Platforms for Information and Content Management, which further require the website platforms to play the role of the first responsible persons for management of the information and content and effectively improve the level of network management and governance.

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

In December 2005, the Ministry of Public Security promulgated the Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In addition, the Opinions of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Several Issues Concerning the Application of Criminal Procedures in Handling of Criminal Cases Involving Information Networks, which took effect on September 1, 2022, further provides for detailed procedures facilitating the handling of criminal cases of (i) refusing to perform the obligation of managing the security of the information networks, (ii) illegally using the information networks, or (iii) assisting in the criminal activities of the information networks. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code of the PRC promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On December 15, 2019, the Cyberspace Administration of China promulgated Provisions on Ecological Governance of Network Information Content, which took effect on March 1, 2020. These provisions provide the requirements for the content producers of the network information, the service platforms for the network information and the users of the network information. Among others, these provisions classify the network information into the “encouraged category”, the “prohibited category” and the “prevented and resisted category”. The content producers of network information are encouraged to produce, copy and publish network information in the encouraged category, prohibited from producing, copying or publishing network information in the prohibited category, and shall take measures to prevent and resist the production, reproduction and publication of undesirable information in the prevented and resisted category. In addition, the service platforms for the network information shall strengthen the management of information content, and upon discovery of any prohibited information or prevented and resisted information, shall immediately take measures in accordance with the laws, keep the records, and report the same to the competent government authorities. A service platform for network information shall compile an annual report on the ecological governance of network information.

On September 30, 2022, the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the SAMR jointly promulgated the Administrative Provisions on Internet Pop-up Window Information Push Services. According to these provisions, the following actions, among the others, are prohibited: (i) pushing illegal and detrimental information as provided in the Provisions on Ecological Governance of Network Information Content; (ii) pushing news information through a pop-up window without internet news information service license and other applicable licenses or approvals; (iii) unreasonably pushing different information to member users and non-member users, or by any means interfering or affecting users to close pop-up windows; (iv) using algorithms for profiling minor users and pushing information that may affect their physical and mental health; and (v) pushing pop-up windows showing third-party links and QR codes for malicious redirection. The advertising information pushed through pop-up windows shall be identifiable, with “advertising” and close marks conspicuously indicated therein, and one-click close of advertising information shall be ensured.

On December 28, 2021, the Cyberspace Administration of China, together with other competent government authorities, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, or network platform operators that process data must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The competent government authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. The Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, there are still uncertainties as to the exact scope of network product or service or data processing activities that will or may affect national security, and the PRC government authorities may have discretion in the interpretation and enforcement of these measures.

On November 14, 2021, the Cyberspace Administration of China promulgated the Draft Regulations for public comments, pursuant to which data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affect or may affect national security; (ii) the listing abroad of data processors that process the personal information of more than one million users; (iii) listing in Hong Kong which affects or may affect national security; or (iv) any data processing activity that affects or may affect national security. The Draft Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. The Draft Regulations also require data processors that process “important data” or are listed overseas to conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. Further, the Draft Regulations require internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or make any amendments that may have a significant impact on users’ rights and interests. In addition, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the Cyberspace Administration of China and reported to local branch of the Cyberspace Administration of China for approval. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

On November 16, 2022, the Cyberspace Administration of China promulgated the Revised Administrative Provisions on Services of Online Comment Threading, which took effect on December 15, 2022. These provisions regulate all internet-based information services with the functions of online comment threading, and explicitly include “likes” in the scope of the services of online comment threading. These provisions also specify the way to certify the real identity information of registered users shall be based on the principle of “using the real name at the back end and using an alias or real name voluntarily at the front end”, prohibiting providing services of online comment threading to users who impersonate organizations or other people’s identity information. Under these provisions, comment threading service providers shall establish information security management systems to handle complaints and reports, so as to timely detect and deal with unlawful and detrimental information; develop and employ information security management technology for online comment threading to enhance the ability to deal with unlawful and detrimental information; and strengthen review training for online comment threading to improve the professional skills of the reviewing editors. Also, the comment threading service providers are not allowed to infringe upon the legitimate rights and interests of others and public interests, seek illegal gains, maliciously interfere with the comment threading order, or mislead the public opinion by releasing, deleting and pushing comment information, using software, hiring commercial organisations and personnel to disseminate information and other means of interfering with the presentation of comment information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data processing activities that may affect national security. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. We may be required to make further adjustments to our business practices to comply with this law.

On July 12, 2021, the Ministry of Industry and Information Technology and other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. These provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the offenders. According to these provisions, network product providers, network operators and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available. These provisions also ban the provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to these regulations, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime still remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of these laws, rules and regulations.

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-Border Data Transmission, which came into effect on September 1, 2022. According to these measures, data processors shall be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal information of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas accumulatively since January 1 of last year; or (iv) other circumstances as prescribed by the Cyberspace Administration of China. According to the Cyberspace Administration of China, the Measures for the Security Assessment of Cross-Border Data Transmission cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. On February 22, 2023, the Cyberspace Administration of China promulgated the Provisions on the Prescribed Agreement on Cross-border Data Transfer, effectively on June 1, 2023. Further, on March 22, 2024, the Cyberspace Administration of China promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows, effective on the date of promulgation. The provisions provide several exemptions from undergoing security assessment, obtaining personal information protection certification, or entering into prescribed agreement for cross-border transfer of personal information for businesses. These exemptions include, among others, scenarios where a data processor transfers personal information abroad for the necessity of implementing cross-border HR management in accordance with labor rules and regulations established by law and collective contracts signed in accordance with law and where a data processor, other than CIIO, has cumulatively transferred overseas the personal information (excluding sensitive personal information) of fewer than 100,000 individuals since January 1 of the current year. The provisions also explicitly state that data processors are not required to conduct data security assessment for cross-border data transfers if the concerning data has not been notified or published as important data by relevant departments or regions. Substantial uncertainties still exist with respect to the interpretation and implementation of these measures and provisions in practice and how they will affect our business operation and the value of our securities. Since our businesses engage in cross-border data transfer, we need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking access to any website it deems to be leaking state secrets or failing to comply with the legislation regarding the protection of state secrets. As Nanjing Tuniu is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly updates its information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the laws and regulations. Nanjing Tuniu has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations.

The majority of the content posted on our online platform is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our platform and removing prohibited content. We believe that with these measures in place, no material violations have arisen out of the public dissemination of prohibited content through our online platform under PRC information security laws and regulations in the past. However, there is a significant amount of content posted on our online platform by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the government authority. We believe these measures taken by us are generally in compliance with the laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our online platform, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the authorities, and it may not be possible for us to determine in all cases the types of content that could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our online platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and the number of users on our online platform increases.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Decisions on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provide that information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the affected citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. The telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if they violate provisions on internet privacy. Such requirements are reiterated by the Regulations on Protection of Personal Information of Telecommunications and internet Users. If an ICP operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the ICP operator is required to supervise and manage the protection of such information. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

Pursuant to the Cyber Security Law, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify a specific natural persons. Such information includes but not limited to a natural person’s name, date of birth, ID number, biologically identified personal information, address and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with the persons whose data is collected; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, exceptions may apply if the information has been processed and cannot be recovered and thus it is impossible to match such information with any specific persons. On September 12, 2022, the Cyberspace Administration of China released the Draft Amendments to the Cyber Security Law, which increases the legal liability for violations under the current Cyber Security Law and integrates and unifies the penalties for violation of network operation security protection obligations, violation of critical information infrastructure security protection obligations and violation of personal information protection obligations. Since the amendments was released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes, there still exists substantial uncertainties with respect to the interpretation and implementation of the Cyber Security Law.

In August 2019, the Cyberspace Administration of China promulgated Provisions on Online Protection of Children’s Personal Information, which came into effect in October 2019. These provisions state that network operators’ collection, storage, transfer, and disclosure of children’s personal information must follow the principles of legitimacy and necessity, awareness and consent, clear purpose, protection of security and legal use. Network operators shall clearly inform children’s guardian and obtain his consent when collecting, storing, using, transferring and disclosing children’s personal information. According to these provisions, network operators must adopt personal information protection rules and user agreements specifically for children’s personal information and appoint persons dedicated to be responsible for the protection of children’s personal information. In addition, network operators must strictly limit the access authorization to children’s personal information within their staff members to the minimum. In April, 2021, the Ministry of Industry and Information Technology issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “informed and consent” and “minimum necessity.”

In November 2019, the Cyberspace Administration of China, together with the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the SAMR, published the Guidelines for Identifying Illegal Collection and Use of Personal Information via Apps, which describes six categories of prohibited behaviors on illegal collection or use of user’s personal information via Apps, and further broken down into 31 specific types, including (i) failure to publicly disclose rules of collecting and using personal information, (ii) failure to clearly express the purposes, means and scope of collecting and using personal information, (iii) collecting or using personal information without users’ consent, (iv) violating the principle of necessity and collecting personal information unrelated to services they provide, (v) providing personal information to others without the consent of the persons whose data is collected, and (vi) failure to provide functions of deleting or rectifying personal information as required by laws or failure to publicly disclose contact information for complaint or reporting. On March 12, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the SAMR jointly promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, clarifying the scope of necessary information required for certain common mobile apps and stating that mobile apps operators may not deny users’ access to basic functions and services when the users opt out of the collection of unnecessary personal information.

In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. As many specific requirements of Personal Information Protection Law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice, we may be required to make further adjustments to our business practices to comply with the requirements thereunder.

On June 27, 2022, the Cyberspace Administration of China promulgated the Administrative Provisions on the Account Information of Internet Users, effective from August 1, 2022, which regulate the registration, use, and management of internet users’ account information by internet information service providers. These administrative provisions require internet information service providers to formulate and disclose internet user account management rules and platform conventions, enter into service agreements with internet users, and clarify the rights and obligations related to account information registration, use, and management. The internet information service providers shall protect and handle the internet users’ account information in accordance with laws. The internet information service providers are also required to set up convenient complaints and whistleblowing portals in prominent locations, improve mechanisms for complaints and reporting acceptance, screening, handling, and feedback and promptly handle complaints and whistleblowing from users and the public.

Regulations Relating to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, the predecessor of the Ministry of Culture and Tourism and other PRC regulatory agencies jointly promulgated the Several Opinions on Introduction of Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are prohibited from conducting the business of transmitting audio-visual programs through information network.

According to the Administrative Provisions on Internet Audio-Visual Program Service, promulgated on December 20, 2007 and amended on August 28, 2015, internet audio-visual program service refers to activities of making, editing and integrating audio-visual programs, providing them to the general public via internet, and providing audio-visual programs uploading and transmission services and providers of internet audio-visual program services are required to obtain an internet audio-visual program transmission license, issued by the competent department of radio, film and television or complete certain registration procedures. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the competent department of radio, film and television.

In 2008, the State Administration of Radio, Film and Television issued the Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, amended on August 28, 2015, which further sets forth detailed provisions concerning the application and approval process regarding the internet audio-visual program transmission license.

Further, on March 31, 2009, the State Administration of Radio, Film and Television promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the requirements for the internet audio-visual programs to be published to the public through information networks, including those on mobile network (if applicable), where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitions or other prohibited elements.

In addition, the Notice Concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs, promulgated by the State Administration of Press, Publication, Radio, Film and Television on September 2, 2016, emphasizes that, unless a specific internet audio-visual program transmission license is granted, an audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events. According to the notice, online audio-visual live streaming service providers shall censor and tape such programs and retain them for at least 60 days for future check by the administrative departments; and they shall have an emergency plan in place to replace programs in violation of laws and regulations. Bullet-screen comments shall be forbidden in the live streaming of important political, military, economic, social, sports and cultural events. Special censor shall be appointed for bulletscreen comments in the live streaming of general cultural events of social communities and sports events.

As of the date of this annual report, we have not obtained an internet audio-visual program transmission license. For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.”

On November 4, 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Internet Live-Streaming Services. According to these provisions, an internet live-streaming service provider shall take various measures during operation of live streaming services, including, but not limited to: (i) establish a live-streaming content review platform, conducting classification and grading management according to the online live streaming content categories, user scale and others, add tags to graphics, video, audio or broadcast tag information for platforms; (ii) conduct verification on online live streaming users with valid identification information (e.g., authentic mobile phone numbers) and authentication registration of internet live-streaming issuers based on their identification documents (such as their identity certificates, business licenses and organization code certificates); (iii) examine and verify the authenticity of the identification information of online live streaming service publishers, classify and file such identification information records with the internet information offices at the provincial level where they are located and provide such information to the law enforcement departments upon legal request; and (iv) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations and require them to comply with the laws, regulations and platform conventions; and (v) establish a credit-rating system and a blacklist system, to provide management and services according to such credit rating, prohibit re-registration of accounts by online live streaming service users on the black list and promptly report such users to the internet information offices.

According to the Guidelines on Strengthening Supervision of Online Live Streaming Marketing Activities promulgated by the SAMR on November 5, 2020, any network platform shall assume the responsibility and obligation as an e-commerce platform operator according to the PRC E-Commerce Law; provided that this platform provides operators, who sell goods or provide services via internet live streaming, with services such as internet operation place, transaction matchmaking and information publication in order for the transaction parties to independently complete their transaction activities.

According to the Notice on Strengthening the Management of Online Show Live Broadcasting and E-Commerce Live Broadcasting promulgated by the National Radio and Television Administration on November 12, 2020, platforms providing online show live streaming or e-commerce live streaming services shall register their information and business operations by November 30, 2020 on the National Internet Audio-visual Platforms Information Management System. Live broadcasting platforms for online shows and e-commerce live broadcasting are requested to strengthen positive value guidance. Live broadcasting platforms for online shows need to manage the hosts and “reward” users based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from making rewards. The live broadcasting platforms are required to implement real-name registration system to prevent those who have not registered with real names or minors from making rewards. The platform is required to limit the maximum amount of rewards each user may give per time, day and month.

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

Furthermore, pursuant to the Administrative Provisions on Online Audio and Video Information Services jointly promulgated by the Cyberspace Administration of China, the Ministry of Culture and Tourism and National Radio and Television Administration on November 18, 2019 and effective on January 1, 2020, when the online audio and video information services provider produce, publish or spread untrue audio-visual information by way of utilizing new technologies such as deep learning or virtual reality, the disseminated information shall be identified in a noticeable way. If any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall save the records and report to the Cyberspace Administration of China, the Ministry of Culture and Tourism, the National Radio and Television Administration, etc.

In order to further strengthen the standardized management of the online live streaming industry, certain PRC government agencies jointly issued the Circular on the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming on February 9, 2021, which further states that live streaming platforms that provide online audio-visual program services must obtain internet audio-visual program transmission licenses (or complete the registration on the National Internet Audio-visual Platforms Information Management System) and complete the ICP filing procedure. As of the date of this annual report, we have not completed registration for distributing publications and providing live streaming services on our platform, however, we also provide online live streaming services on third parties’ platforms which have completed such registration.

The Opinions on Regulating Online Live Streaming Tipping to Strengthen the Protection of Minors were promulgated on May 7, 2022, and require, among others, online platforms to establish special customer service team for minors to prioritize the handling of complaints and disputes related to minors, and timely refund the tipping from minors using adults’ accounts. Furthermore, on July 8, 2022, the National Radio and Television Administration and the Ministry of Culture and Tourism promulgated the Code of Conduct for Online Streamers, further providing that online streamers shall not use minors or minor characters to conduct non-advertising commercial promotions, performance or as gimmicks to obtain commercial or improper benefits, and shall protect the legitimate rights and interests of minors.

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

On July 6, 2021, the PRC government authorities issued the Opinions on Intensifying Crack Down on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and 5 supporting guidelines on the application of Regulatory Rules, which became effective on March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report their information to the CSRC within three working days after conducting securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going-private transactions, and follow the reporting requirements within three working days upon the occurrence of any specified circumstances provided thereunder. Moreover, an overseas offering and listing is prohibited if (i) it is prohibited by PRC laws, regulations or other rules, (ii) it may endanger national security as reviewed and determined by competent PRC authorities, (iii) in recent three years, the Chinese operating entities, or their controlling shareholders and actual controllers have committed any criminal act of corruption, bribery, embezzlement of property, misappropriation of property or disruption of the socialist market economic order, (iv) the Chinese operating entities are currently under investigations for suspicion of criminal offenses or major violations, and no clear conclusion has been reached yet; or (v) there is material ownership disputes over the equity held by the controlling shareholder or the shareholder(s) under the control of the controlling shareholder or the actual controller.

According to the Overseas Listing Trial Measures, if we are deemed as an indirect overseas listed Chinese domestic company but fail to complete the filing procedures with the CSRC for any of our future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going-private transactions, or follow any other reporting requirements required thereunder, we may be subject to penalties, sanctions and fines imposed by the CSRC and departments of the State Council.

On February 24, 2023, the CSRC, together with certain other PRC government authorities, issued the Revised Confidentiality and Archives Administration Provisions, which became effective on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill the procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities firms and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism. As the Revised Confidentiality and Archives Administration Provisions were recently promulgated, their interpretation and implementation remain substantially uncertain.

Regulations on Air-ticketing

The air-ticketing business is subject to the supervision of the China Aviation Transportation Association and its regional branches. Currently the principal regulation governing air-ticketing agencies in China is the Rules on Certification of Qualification for Civil Aviation Transport Sales Agencies, issued by the China Aviation Transportation Association, which became effective on March 31, 2006. Under these rules and the foreign investment regulations, any company acting as an air-ticketing sale agency must obtain approval from the China Aviation Transportation Association, and a foreign investor cannot currently own 100% of an air-ticketing agency in China, except for qualified Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger airline tickets for domestic flights in China, except for Hong Kong and Macau aviation marketing agencies. In addition, the China Aviation Transportation Association issued the Supplementary Rules Regarding Sales via the Internet in 2008. These supplementary rules provide that, effective as of June 1, 2008, if an air-ticketing sales agency would like to engage in sales via the internet, it must obtain an ICP license from the local counterpart of the Ministry of Industry and Information Technology and must complete a commercial website registration with the local counterpart of the SAMR. Although we request that travel suppliers provide their licenses or permits to us before entering into agreements with them, we cannot ensure that all of travel suppliers engaged in the air ticketing sales agency service obtained, and maintained, all necessary permits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.”

On March 3, 2021, the Ministry of Transport of the People’s Republic of China issued Administrative Provisions on Passenger Services for Public Air Transport, which took effect on September 1, 2021, requiring that operators of the aviation sales network platforms shall preserve the ticket-related information and ensure the completeness, confidentiality and availability of such information.

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, which were most recently amended in March 2022. In June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which has been amended in 2016, 2019, 2020 and 2021, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously, or an offender wanted by the public security authority.

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation, which has been most recently amended in April 2019, requiring hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which has been most recently amended in 2017, requiring, hotel operators to establish hygiene administration systems and keep records of hygiene administration starting from May 1, 2011. In February 2009, the Standing Committee of the National People’s Congress enacted the Food Safety Law, which has been most recently amended in 2021, requiring any hotel that provides food to obtain a food service license.

The Fire Prevention Law, as most recently been amended by the Standing Committee of the National People’s Congress in April 2021, and the Provisions on Supervision and Inspection on Fire Prevention and Control, as amended by the Ministry of Public Security in July 2012, require that public gathering places such as hotels submit a fire prevention design plan in order to apply for completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business.

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places which has been most recently amended in November 2020. Under the regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

Regulations on Travel Companies

The travel industry is subject to the supervision of the Ministry of Culture and Tourism and its local counterparts. The current principal regulations governing travel companies in China include: (i) the Regulations on Travel Companies, issued by the State Council in February 2009, and most recently amended in September 2022, (ii) implementation rules for the Regulations on Travel Companies, promulgated in April 2009 and amended in December 2016, (iii) the PRC Tourism Law issued by the Standing Committee of the National People’s Congress in 2013, and most recently amended in 2018, and (iv) Measures for the Administration of the Overseas Tours of Chinese Citizens, issued by the State Council in 2002, and amended in 2017. Under these regulations, a travel company must obtain a license from the Ministry of Culture and Tourism to conduct cross-border travel business and a license from the provincial-level culture and tourism administration to conduct domestic travel company business.

The Regulations on Travel Companies permit foreign investors to establish wholly foreign-owned travel companies, as well as joint ventures and cooperative travel companies. Foreign-owned travel companies are allowed to open branches nationwide, but are restricted from engaging in overseas travel business in China, unless otherwise determined by the State Council, or provided under a bilateral free trade agreement between the country and China, or the closer economic partnership agreements between mainland China, Hong Kong and Macau. However, according to regulations promulgated by the State Council and/or other authorities, qualified foreign-invested travel companies registered in certain areas of mainland China are allowed to engage in overseas travel business, except in Taiwan area.

The implementation rules for the Regulations on Travel Companies define certain terms used in the Regulations on Travel Companies, for example, the definition of “domestic tourism business,” “inbound travel business” and “overseas travel business”, and set out detailed application requirements to establish a travel company. The above implementation rules also clarify certain aspects of legal liability for travel companies as prescribed in the Regulations on Travel Companies.

Pursuant to the PRC Tourism Law, travel companies are prohibited from arranging for compulsory shopping or other activities which charge additional fees on top of the contract prices that tourists have already paid, unless it is agreed upon by both parties through consultation or requested by the tourists and does not affect the itinerary of other tourists. Travel companies are required to pay quality deposits for compensation for damage to tourists’ rights and advance payment of expenses for emergency assistance when the tourists’ personal safety is in danger. Travel companies are required to engage tour guides, who are required to strictly follow the itineraries and are prohibited from altering arrangements without the consent of customers, suspending the provision of services, requesting tips from tourists, and arranging for compulsory shopping or other activities which charge additional fees on top of the contract prices that tourists have already paid by way of induction, deception, coercion or in other illegal forms. The information that travel companies release to attract or organize tourists is required to be authentic and accurate, and no false publicity can be made to mislead tourists. In addition, travel companies conducting business via the internet are required to present information of their travel company licenses on their websites, and ensure the truthfulness and accuracy of the travel-related information they release on their websites. Generally, travel companies soliciting tourists are required to take primary liabilities for any breach of travel contracts, including personal injury or property loss suffered by the tourists attributable to travel service providers and tour operators at destinations and their suppliers.

In 2010, China National Tourism Administration released the Measures for Dealing with Tourism Complaints, which took effect as of July 1, 2010. Under these measures, authorities which are responsible for dealing with tourist complaints are required to render a decision on the complaints within 60 days after the date of receipt thereof.

Although we take measures, such as requesting travel suppliers to provide their permits and/or licenses, we cannot make sure that all of the travel suppliers maintained all necessary permits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.”

Under the Measures for the Administration of the Liability Insurance of Travel Companies which were promulgated in November 2010 and became effective as of February 1, 2011, travel companies are required to procure travel company liability insurance pursuant to these measures. The insurance companies are required to, subject to the liability limits provided under the insurance agreement, reimburse the travel companies for the compensation made by the travel companies for the personal injury or death and the loss of properties of tourists, tour guides or tour leaders. Pursuant to these measures, the liability limit for the personal injury or death of each person cannot be less than RMB200,000. Each of the consolidated affiliated entities engaged in travel agent business has procured and is covered by valid travel company liability insurance.

On August 20, 2020, the Ministry of Culture and Tourism issued the Interim Measures on the Administration of Online Tourism Business Services, which took effect on October 1, 2020. These measures provide that operators of online tourism business services shall, among other things, (i) formulate tourist security protection mechanisms, (ii) refrain from transmission of information prohibited by laws and regulations, keep records and report to competent authorities, (iii) implement the classified protection system for cyber security and take management and technical measures for the protection of cyber security, (iv) provide true and accurate tourism service information and establish transparent and accessible reservation channels for transportation, accommodation and sightseeing for tourists; (v) protect the safety of tourists’ personal information and privacy, and (vi) maintain travel agency liability insurance if they conduct travel agency business.

Regulations on Online Transaction Platform Operators

The Guidelines for the Performance of Social Responsibilities by Online Transaction Platform Operators, which were issued in 2014, stipulate the qualification requirements for operators of online transaction platforms, and certain other obligations, such as examination and registration of any business operator using online transaction platforms, online transaction operators’ contracts with suppliers and customers, and data protection for consumers, among others. Pursuant to these guidelines, online transaction platform operators must (i) establish a consumer protection and consumer dispute settlement system, and (ii) ensure that their complaint and customer support channels are smooth.

In addition, online transaction platform operators must also preserve all online transaction data for at least two years from the date of the transaction. Operators of online transaction platform must comply with the Consumer Protection Law, the Product Quality Law, the Anti-unfair Competition Law and other laws and regulations. Furthermore, as required by Jiangsu Administration of Telecommunication, Nanjing Tuniu, our consolidated affiliated entity, has obtained a license of online data processing and transaction which will expire in July 2027. Subject to any clarifications or interpretations that may be issued in future as to these guidelines, we might need to adjust our operational or contracting practices.

The PRC E-Commerce Law promulgated in 2018, strengthens the regulation on e-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the PRC E-Commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumers to opt out of search results targeting his or her personal characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sales of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain a business license and other applicable licenses as required, and disclose information of such licenses at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which took effect on May 1, 2021. These measures further strengthen the administration and supervision of online trading activities, and impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. These measures specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms, including prohibiting or restricting the merchants to operate on other e-commerce platforms by means of unfair practices, such as reducing their search exposure, removing their products or services, blocking their stores etc., or prohibiting or restricting the merchants from freely choosing supporting service providers for transactions, such as logistics services providers.

On March 1, 2022, the Supreme People’s Court in China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes, which came into effect as of March 15, 2022 and further clarify the responsibilities of online consumption platforms and improve the seven-day no-reason return rules. According to these judicial interpretations, standard terms provided by e-commerce operators that are unfair and unreasonable to consumers may be deemed invalid, and contracts signed between e-commerce operators and others for false publicity by means of fictitious deals, hits or user comments should also be null and void. Moreover, an operator on e-commerce platform shall bear the liability as a product seller or service provider: (1) where the e-commerce platform operator on an e-commerce platform guides the consumer to make a payment through a method other than that provided by the transaction platform; (2) where prizes or gifts provided by the e-commerce operator during a promotion, or commodities bought by consumers for redemption, harm the consumers; (3) when the promised compensation standards are higher than the legal standards. In particular, even if the e-commerce platform does not engage in the sale of its own products or services, but the marks made thereon are sufficient to mislead consumers, the e-commerce platform shall be liable as the product seller or service provider. Furthermore, operators of livestreaming platforms are responsible for verifying the qualification and license of livestreamers who sell food products.

Regulations on Consumer Rights Protection

According to the PRC Consumer Protection Law, as amended in 2013, and its implementation rules, which were issued on March 15, 2024 and will become effective on July 1, 2024, the rights and interests of consumers that purchase or use commodities or receive services for consumption purposes in daily life are required to be protected, which includes the right to personal safety and the safety of property, the right to be informed about goods and services offered for sale, the right to free choice when selecting goods or services and the right to enjoy fair dealings, respect for their personal dignity and ethnic customs, and compensation for damages suffered. Specifically, the recently issued implementation rules set forth detailed provisions on business operators’ obligations, including protection of consumers’ personal and property safety, avoiding fraudulent advertisement, price transparency, quality guarantee, and protection of consumers’ personal information.

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

The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. As to legal liabilities of the online marketplace platform provider, the Consumer Protection Law set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. If the online trading platform provider gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform provider has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform provider is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement. The Civil Code of the PRC, which took effect on January 1, 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly and severally liable with said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly and severally liable with the online user for the extended damages.

The Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which was amended in 2020, further clarifies the scope of consumers’ rights to make returns without a reason, including the detailed rules on exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules, sets up the related consumer protection systems and supervision on merchants for compliance with the rules.

The Provisions on Issues Concerning the Application of Law for the Trial of Cases on Tourism-Related Disputes, amended in December 2020, establish liabilities for tour operators and tourism support service providers in the event of contract disputes, personal injury and property damage involving tourists.

On March 1, 2022, the Supreme People’s Court in China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes, which took effect as of March 15, 2022 and further clarify the responsibilities of online consumption platforms. According to these judicial interpretations, the e-commerce platform shall be liable as the product seller or service provider if the marks made thereon mislead consumers to believe they are provided by the e-commerce platform, even if it does not engage in the sale of its own products or services.

Regulations on Advertising Business

The SAMR is the primary government authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

●	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress as most recently amended on April 29, 2021 and effective as of the same date;
●	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987;
●	Regulations on Internet Information Search Services, promulgated by the Cyberspace Administration of China on June 25, 2016 and effective on August 1, 2016; and
●	Administrative Measures for Internet Advertising, promulgated by the SAMR on February 25, 2023 and effective on May 1, 2023.

According to the above regulations, companies that engage in advertising businesses must each obtain, from the SAMR or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for the registration for advertisement publication, provided that such enterprise is not a radio station, television station, newspaper and periodical publishers.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, and where serious violations occur, the SAMR or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

On February 25, 2023, the SAMR released the Administrative Measures for Internet Advertising, which came into effect on May 1, 2023 and set out, among other things, the following key requirements for internet advertising activities:

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

The advertisers are responsible for the authenticity of the content of internet advertisements, while the internet advertisement publishers and advertisement agencies are required to establish, improve, and implement registration, review and archive management systems for internet advertising businesses.

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

Regulations on Insurance Brokerage

According to the Measures for the Regulations of the Internet Insurance Business issued by the former China Banking and Insurance Regulatory Commission on December 7, 2020 and effective on February 1, 2021, “internet insurance business” means the insurance operations in which insurance institutions conclude insurance contracts and provide insurance services through the internet, “insurance institutions” include insurance companies and insurance intermediary institutions such as insurance brokers. Internet insurance business shall only be carried out by legally established insurance institutions. No insurance institution may carry out the internet insurance business beyond the permitted business scope. An insurance institution, including insurance broker, shall sell internet insurance products or provide insurance brokerage services via its independently operated network platform or the independently operated network platform of any other insurance institution, and the insurance application page shall belong to its independently operated network platform, except where any government department requires policyholders to complete the entry of insurance application information on the network platform prescribed by the government in the public interest. “Independently operated network platform” refers to any network platform being independently operated with complete data permission, which is legally established by an insurance institution for the purpose of internet insurance business operation; network platforms established by branches of insurance institutions and non-insurance institutions related to insurance institutions in terms of equity or personnel shall not be deemed as independently operated network platforms. An insurance institution shall continue to raise the level of risk prevention and control of internet insurance business, improve the risk monitoring, early warning and early intervention mechanism, and ensure the independent operation of its independently operated network platform.

According to the Provisions on the Supervision of Insurance Brokers promulgated by the China Insurance Regulatory Commission, which was merged into the China Banking and Insurance Regulatory Commission and now known as the National Financial Regulatory Administration, on February 1, 2018 and effective on May 1, 2018, the Implementation Measures for Insurance Intermediary Business Administrative Licensing and Record-Filing promulgated by the China Banking and Insurance Regulatory Commission on October 28, 2021 and effective on February 1, 2022, the insurance brokerage company must obtain an insurance brokerage license from the China Banking and Insurance Regulatory Commission before engaging in insurance brokerage business. One of the consolidated affiliated entities has obtained the insurance brokerage license to operate the following insurance brokerage businesses: (i) draft insurance plans for insurance applicants, select insurance companies and handle insurance application formalities nationwide; (ii) assist the insured parties or beneficiaries in making claims; (iii) reinsurance brokerage, (iv) provide disaster prevention, loss prevention, risk evaluation or risk management advisory services to entrusting parties; (v) other businesses approved by the China Banking and Insurance Regulatory Commission.

According to the Notice of the General Office of the China Banking and Insurance Regulatory Commission on Relevant Matters of Further Regulating the Internet Personal Insurance Businesses of Insurance Institutions promulgated on October 12, 2021, the insurance intermediary institution carrying out the internet personal insurance business shall be a national institution and shall have corresponding technical capacity, operating capacity and service capacity, the customer service personnel of an insurance intermediary institution are not allowed to conduct proactive marketing and their salaries shall not be linked to the sales assessment indicators of the internet personal insurance.

In September 2023, the National Financial Regulatory Administration promulgated the Measures for the Administration of Insurance Sales Activities, which came into force on March 1, 2024. These measures categorize insurance sales activities of insurance companies and insurance intermediaries, including insurance agency companies, into three phases namely pre-sales, in-sales, and post-sales activities, setting forth varied regulatory requirements on insurance sales activities in each phase.

Regulations on Intellectual Property Rights

The PRC has adopted legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The State Intellectual Property Office is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2023, we had 503 registered trademarks in different applicable trademark categories and were in the process of applying to register eight trademarks in China.

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

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology in August 2017 and effective on November 2017. the Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under the supervision of which the China Internet Network Information Center is responsible for the daily administration of .cn domain names and Chinese domain names. The Ministry of Industry and Information Technology issued the Administrative Measures on Internet Domain Name on August 14, 2017 and then the China Internet Network Information Center issued the Rules for the Implementations of the Registration of State Top-Level Domain Name on June 18, 2019, which set forth basic rules for registration of domain names. The China Internet Network Information Center adopts the “first to file” principle with respect to the registration of domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services to further regulate the use of domain names in internet information services. As of December 31, 2023, we had 89 registered domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the National People’s Congress in 1990, as amended in 2001, 2010 and 2020, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002, 2011 and 2013. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered 27 artwork copyrights in China.

Pursuant to the PRC Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information network. Pursuant to PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the internet, (ii) are or should be aware of the infringing activities committed by their website users through the internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Software Copyrights

Computer Software Protection Regulations promulgated by the State Council in December 2001, amended in 2011 and 2013, provide that the rights and interests of computer software copyright owners are protected. A Chinese citizen, legal person, or other organization shall be entitled to the copyright in software developed thereby regardless of whether the software has been published or not. A foreigner’s or stateless person’s software shall enjoy copyright if it is first distributed in China.

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2023, we had 143 registered computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the National People’s Congress in 1984, as amended in 1992, 2000, 2008 and 2020, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002, 2010 and 2023. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

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

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity are allowed to be opened in different provinces. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which became effective in June 2015 and was most recently amended in December 2019. Under this circular, foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. We generally follow the regulations and apply to obtain the approval of or registration with SAFE and other PRC government authorities or designated banks.

In March 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which provides that discretionary settlement of foreign exchange applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay intercompany loans (including advances by third parties).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to this circular, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, which took effect on the same day. This circular allows foreign-invested enterprises of non-investment nature to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts.

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

Regulations on Offshore Financing

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles issued by SAFE on July 4, 2014, prior registration with the local SAFE branch is required for PRC residents in connection with their direct establish or indirect control of an offshore entity, for the purposes of overseas investment and financing, with assets or equity interests of onshore companies or offshore assets or interests held by such PRC residents, referred to in this circular as a “special purpose vehicle.” The PRC residents are also required to amend the registration or filing with the local SAFE branch in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material event.

Regulations on Employee Stock Option Plans

In February 2012, SAFE promulgated the Stock Option Rules. Under the Stock Option Rules and other rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by the laws and regulations, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan in an overseas publicly listed company who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

In addition, the State Taxation Administration has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with the tax authorities and to withhold individual income taxes of those employees who exercise their share options.

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

Regulations on Taxation

For a discussion of applicable PRC tax regulations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

C.Organizational Structure

We restructured the organizational structure of Nanjing Tuniu in February 2021, during which the shareholders of Nanjing Tuniu other than Mr. Dunde Yu transferred all of their equity interest in Nanjing Tuniu to Messrs Dunde Yu and Anqiang Chen. On February 19, 2021, Beijing Tuniu, Nanjing Tuniu and the then existing shareholders of Nanjing Tuniu, namely Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang entered into a termination agreement to terminate the existing contractual arrangements and, on the same day, Beijing Tuniu, Nanjing Tuniu and the new shareholders of Nanjing Tuniu, namely Dunde Yu and Anqiang Chen, entered into new contractual arrangements which are substantially similar to the contractual arrangements we had historically adopted. See “—Agreements that Enable us to Direct the Activities of Nanjing Tuniu” below.

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

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreements entered into by and between Beijing Tuniu, Nanjin Tuniu and each shareholder of Nanjing Tuniu on February 19, 2021, each of the shareholders of Nanjing Tuniu pledge all of such shareholder’s equity interests in Nanjing Tuniu to guarantee the performance of the obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement and shareholders’ voting rights agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agree that, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge became effective on the date when the equity interest pledge was registered with the local administration for market regulation, and remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier. We have completed the registration of the equity interest pledge with Xuanwu Branch of Nanjing Administration for Market Regulation.

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

Agreement that Allows us to Receive Economic Benefits from Nanjing Tuniu

Cooperation Agreement. Under the cooperation agreement entered into on February 19, 2021, Beijing Tuniu has the exclusive and irrevocable right to provide to Nanjing Tuniu business consulting, technical consulting and technical services related to the businesses of Nanjing Tuniu and its subsidiaries. Beijing Tuniu owns the exclusive intellectual property rights created by Nanjing Tuniu or its employees as a result of the performance of this agreement. Beijing Tuniu has the right to receive, or designate a person or persons to receive, a quarterly service fee, which equals the profits of each of Nanjing Tuniu and its subsidiaries, to which it provides such business consulting, technical consulting and technical services, provided that such amount of service fees can be adjusted by Beijing Tuniu at its sole discretion. This agreement shall be effective retroactive to January 24, 2014 and will remain effective until expiration of Beijing Tuniu’s business term, unless Beijing Tuniu exercises its unilateral right to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. Nanjing Tuniu is not permitted to terminate the agreement in any other event.

In 2021, 2022 and 2023, we received service fees of RMB16.3 million, RMB6.2 million and RMB28.3 million (US$4.0 million), respectively, from the consolidated affiliated entities, which were eliminated on consolidated financial statements.

D.Property, Plants and Equipment

Our principal executive offices, consisting of our administrative center, sales and marketing division, technical services department and call center, are located on leased premises in Jiangsu. We lease these premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed.

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

A.Operating Results

Overview

We are an online leisure travel company in China that generates revenue from packaged tours and travel-related services for leisure travelers. We generated net revenues of RMB426.3 million, RMB183.6 million and RMB441.3 million (US$62.2 million) in 2021, 2022 and 2023, respectively. We recognize revenues from most organized tours on a net basis as a result of our role as an agent that provides tour book services to tour operators and travellers under our organized tour arrangements with tour operators. We recognize revenues on a gross basis for business arrangements under which we take substantive inventory risks and for our own local tour operators in which we act as a principal. We had a net loss of RMB128.5 million, RMB203.0 million and RMB101.1 million (US$14.2 million) in 2021, 2022 and 2023, respectively. We generally collect payments from our customers upon contract confirmation before we pay travel suppliers. Our net cash used in operating activities was RMB226.3 million, RMB143.0 million for the years ended December 31, 2021 and 2022 respectively, and our net cash provided by operating activities was RMB232.8 million (US$32.8 million) for the year ended December 31, 2023.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues were RMB254.8 million, RMB94.1 million and RMB147.6 million (US$20.8 million) in 2021, 2022 and 2023, respectively, representing 60%, 51% and 33% of our revenues, respectively. Our operating expenses were RMB353.1 million, RMB299.8 million and RMB395.6 million (US$55.7 million) in 2021, 2022 and 2023, respectively, representing 83%, 163% and 90% of our revenues, respectively. The costs and expenses were affected by the level of spending associated with our business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives, technology, product development and administrative personnel, such as share-based compensation. While we have substantially recovered from the impact of the COVID-19 pandemic in 2023, our financial condition for 2020, 2021 and 2022 was affected by the downturn in the travel industry and general economy associated with the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters and health epidemics.” We have resumed normalized operations in 2023 and we aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

Selected Income Statement Items

Revenues

We generate revenues primarily from sales of packaged tours, which consist of organized tours and self-guided tours. The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	305,333	71.6	70,314	38.3	333,357	46,952	75.5
Others	121,015	28.4	113,306	61.7	107,913	15,199	24.5

Net revenues	426,348	100.0	183,620	100.0	441,270	62,151	100.0

Packaged tours. Packaged tours consist of organized tours and self-guided tours. In 2021, 2022 and 2023, revenues from sales of packaged-tours were RMB305.3 million, RMB70.3 million and RMB333.4 million (US$47.0 million), respectively. Under the organized tour arrangements with the tour operators, our role is an agent that provides tour booking services to the tour operators and travellers. Among the organized tours, revenues under arrangements for which we undertake substantive inventory risk were nil, nil and nil, respectively, and revenues for our own local tour operator business were RMB169.4 million, RMB32.3 million and RMB100.1 million (US$14.1million) for the years ended December 31, 2021, 2022 and 2023, respectively. Revenues from packaged tours were recognized when the tours depart, except for revenues from our own local tour operator business in which we act as principal, which were recognized over time during the period of packaged tours. Our revenues from packaged tours decreased by 77.0% to RMB70.3 million (US$9.9 million) in 2022, and increased by 374% to RMB333.4 million (US$47.0 million) in 2023.

Others. Other revenues were RMB121.0 million, RMB113.3 million and RMB107.9 million (US$15.2 million) in 2021, 2022 and 2023, respectively. Our other revenues are primarily generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB38.4 million, RMB46.3 million and RMB44.6 million (US$6.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB21.0 million, RMB12.2 million and RMB27.6 million (US$3.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively and (iv) sales of merchandises, whereas we are acting as a principal in these transactions and are responsible for fulfilling the promise to provide the specified merchandises, for which revenue is recognized on gross basis with revenue recognized of RMB17.8 million, RMB15.2 million and RMB6.3 million (US$0.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Cost of Revenues

Our cost of revenues accounted for 59.8%, 51.2% and 33.4% as percentages of our net revenues in 2021, 2022 and 2023, respectively.

Revenues from packaged tours are mainly recognized on net basis (except for certain business arrangements under which we take substantive inventory risks and except for our own local tour operator business in which we act as a principal, for which revenues are recognized on gross basis). Accordingly, the amounts we pay to travel suppliers for packaged tours are mainly recorded as a reduction to revenues, rather than cost of revenues.

Our cost of revenues mainly consists of salaries and other compensation-related expenses related to our tour advisors, customer services representatives, other personnel related to tour transactions and other expenses directly attributable to our principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, cost of merchandises and other service fees for financial service. For the arrangements where we secure availabilities of tours and bear substantive inventory risks and for our own local tour operator business, from which revenues are recognized on a gross basis, cost of revenues also includes the amount paid to tour operators or suppliers.

Operating Expenses

Our operating expenses were RMB353.1 million, RMB299.8 million and RMB395.6 million (US$55.7 million) in 2021, 2022 and 2023, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses:
Research and product development	(54,622)	(12.8)	(50,799)	(27.7)	(56,974)	(8,025)	(12.9)
Sales and marketing	(150,493)	(35.3)	(103,617)	(56.4)	(117,706)	(16,579)	(26.7)
General and administrative	(174,021)	(40.8)	(108,935)	(59.3)	(113,221)	(15,947)	(25.7)
Impairment of goodwill	—	—	(112,102)	(61.0)	(114,661)	(16,150)	(26.0)
Other operating income	26,064	6.1	75,685	41.2	7,009	987	1.6

Total operating expenses	(353,072)	(82.8)	(299,768)	(163.2)	(395,553)	(55,714)	(89.6)

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses were RMB54.6 million, RMB50.8 million and RMB57.0 million (US$8.0 million) in 2021, 2022 and 2023, respectively.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel, office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses were RMB150.5 million, RMB103.6 million and RMB117.7 million (US$16.6 million) in 2021, 2022 and 2023, respectively.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation, bad debt and other expenses related to our administrative function. General and administrative expenses were RMB174.0 million, RMB108.9 million and RMB113.2 million (US$15.9 million) in 2021, 2022 and 2023, respectively.

Impairment of goodwill. Impairment of goodwill is recognized for the amount by which the carrying amount of our net assets exceeds the fair value of reporting unit. Impairment of goodwill was nil, RMB112.1 million and RMB114.7 million (US$16.2 million) in 2021, 2022 and 2023, respectively.

Other operating income. Other operating income relates primarily to gain on disposals of subsidiaries, government subsidies and tax refunds that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 6.1%, 41.2% and 1.6% of our net revenues in 2021, 2022 and 2023, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax.

Hong Kong

Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. Under the Hong Kong tax law, our Hong Kong subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our PRC subsidiaries and the consolidated affiliated entities are subject to PRC enterprise income tax on the taxable income in accordance with the PRC income tax laws.

Under the Enterprise Income Tax Law effective from January 1, 2008 and most recently amended in 2018, our PRC subsidiaries and consolidated affiliated entities are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain sectors of the economy.

Nanjing Tuniu has qualified as an HNTE since 2010. In 2022, Nanjing Tuniu obtained a new HNTE certificate, which expires in 2025. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2022 to 2024 to the extent it has taxable income under the Enterprise Income Tax Law, as long as it maintains the HNTE qualification and duly conducts enterprise income tax filing procedures with the tax authority. Tuniu Nanjing Information Technology qualified as an HNTE since 2017. In 2023, Tuniu Nanjing Information Technology obtained a new HNTE certificate, which expires in 2026. Therefore, Tuniu Nanjing Information Technology is eligible to enjoy a preferential tax rate of 15% from 2023 to 2025 to the extent it has taxable income under the Enterprise Income Tax Law, as long as it maintains the HNTE qualification and duly conducts enterprise income tax filing procedures with the tax authority.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tuniu (HK) Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries, if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that PRC subsidiary.

If the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes under the Enterprise Income Tax Law, we will be subject to the uniform 25% enterprise income tax on our worldwide income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and would have a material adverse effect on our results of operations and the value of your investment.”

Pursuant to the applicable PRC tax regulations, any entity conducting business in the service industry is generally required to pay value-added tax, or VAT, at the rate of 6% on the revenues generated from providing such services. Entities engaging in the travel business can deduct certain approved costs from their revenues in calculating VAT. However, if the services provided are related to technology development and transfer, such entities may be exempted from VAT and related taxes arising from such services subject to approval by the tax authorities. In our consolidated financial statements included elsewhere in this annual report, VAT is deducted from gross revenues to arrive at net revenues.

The majority of our business is subject to VAT at a rate of 6%. We are permitted to offset input VAT by providing valid VAT invoices received from vendors against our output VAT liability. Alternatively, the taxable income of tourism business may be calculated on net basis by deducting expenses (including expenses for accommodation, catering, transportation, visa, ticket and tourism fee paid to other entities/ individuals) if valid invoices are obtained.

On May 6, 2016, the State Taxation Administration issued the Administrative Measures for Value Added Tax Exemption on Cross-border Taxable Activities under the Program for the Collection of Value Added-Tax Instead of Business Tax, which was most recently amended on June 15, 2018, pursuant to which the tourism services provided overseas are exempted from VAT.

On January 9, 2023, the Ministry of Finance and the State Tax Administration jointly issued an announcement, pursuant to which entities in the producer service sector and consumer service sector can additionally deduct 10% of the creditable input VAT against their output VAT liability from January 9, 2023 to December 2023.

Certain Corrections

On March 13, 2024, the Company published an earnings release reporting its financial results for the quarter and year ended December 31, 2023. In the course of preparing our audited consolidated financial statements for the year ended December 31, 2023, we made the following corrections to our unaudited consolidated balance sheets as of December 31, 2023 contained in our earnings release. Included below are the revised financial statement line items and corresponding amounts (in RMB thousands) that were affected:

●	cash and cash equivalents of 378,989, changed from 377,529;
●	restricted cash of 65,902, changed from 65,764;
●	short-term investments of 777,890, changed from 776,645;
●	accounts receivable, net of 41,633, changed from 44,739;
●	prepayments and other current assets of 234,189, changed from 236,076;
●	advances from customers of 270,197, changed from 271,485; and
●	accrued expenses and other current liabilities of 329,481, changed from 330,343.

The corrections did not affect total shareholders’ equity on our consolidated balance sheets as of December 31, 2023, nor did they have any impact to our consolidated statements of comprehensive loss for the year ended December 31, 2023.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	305,333	71.6	70,314	38.3	333,357	46,952	75.5
Others	121,015	28.4	113,306	61.7	107,913	15,199	24.5

Net revenues	426,348	100.0	183,620	100.0	441,270	62,151	100.0

Cost of revenues	(254,815)	(59.8)	(94,066)	(51.2)	(147,581)	(20,786)	(33.4)

Gross profit	171,533	40.2	89,554	48.8	293,689	41,365	66.6
Operating expenses:
Research and product development	(54,622)	(12.8)	(50,799)	(27.7)	(56,974)	(8,025)	(12.9)
Sales and marketing	(150,493)	(35.3)	(103,617)	(56.4)	(117,706)	(16,579)	(26.7)
General and administrative	(174,021)	(40.8)	(108,935)	(59.3)	(113,221)	(15,947)	(25.7)
Impairment of goodwill	—	—	(112,102)	(61.0)	(114,661)	(16,150)	(26.0)
Other operating income	26,064	6.1	75,685	41.2	7,009	987	1.6

Loss from operations	(181,539)	(42.6)	(210,214)	(114.4)	(101,864)	(14,349)	(23.1)
Other income/(expenses):
Interest and investment income	50,041	11.7	27,181	14.8	5,689	801	1.3
Interest expense	(7,491)	(1.8)	(4,912)	(2.7)	(3,525)	(496)	(0.8)
Foreign exchange gains/(losses), net	7,030	1.6	(22,210)	(12.1)	(6,483)	(913)	(1.5)
Other income, net	2,895	0.7	6,136	3.3	7,107	1,001	1.6

Loss before income tax expense	(129,064)	(30.4)	(204,019)	(111.1)	(99,076)	(13,956)	(22.5)
Income tax (expense)/benefit	(130)	0.0	731	0.4	(1,441)	(203)	(0.3)
Equity in income/(loss) of affiliates	726	0.2	292	0.2	(580)	(82)	(0.1)

Net loss	(128,468)	(30.2)	(202,996)	(110.5)	(101,097)	(14,241)	(22.9)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues. Net revenues were RMB183.6 million and RMB441.3 million (US$62.2 million) in 2022 and 2023, respectively.

●	Revenues from packaged tours. Revenues from packaged tours increased by 374% from RMB70.3 million in 2022 to RMB333.4 million (US$47.0 million) in 2023, primarily due to the growth of organized tours as a result of increasing travel demands after the COVID-19 pandemic.
●	Other revenues. Other revenues decreased by 4.8% from RMB113.3 million in 2022 to RMB107.9 million (US$15.2 million) in 2023, primarily due to the decrease in revenues generated from our financial services.

Cost of Revenues. Our cost of revenues increased by 56.9% from RMB94.1 million in 2022 to RMB147.6 million (US$20.8 million) in 2023. As a percentage of net revenues, cost of revenues was 51.2% in 2022 compared to 33.4% in 2023.

Operating Expenses. Operating expenses increased by 32.0% from RMB299.8 million in 2022 to RMB395.6 million (US$55.7 million) in 2023, primarily due to the decrease in gain on disposals of subsidiaries.

●	Research and product development. Research and product development expenses increased by 12.2% from 50.8 million in 2022 to RMB57.0 million (US$8.0 million) in 2023, primarily due to the increase in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses increased by 13.6% from RMB103.6 million in 2022 to RMB117.7 million (US$16.6 million) in 2023, primarily due to the increase in promotion expenses.
●	General and administrative. General and administrative expenses increased by 3.9% from RMB108.9 million in 2022 to RMB113.2 million (US$15.9 million) in 2023, primarily due to the impairment of property and equipment under the net method of recording in 2023.
●	Impairment of goodwill. Impairment of goodwill of RMB114.7 million (US$16.2 million) was recognized during the fourth quarter of 2023, primarily due to prolonged low market capitalization.
●	Other operating income. Other operating income decreased from RMB75.7 million in 2022 to RMB7.0 million (US$1.0 million) in 2023, primarily due to the decrease in gain on disposals of subsidiaries.

Net Loss. As a result of the foregoing, net loss decreased from RMB203.0 million in 2022 to RMB101.1 million (US$14.2 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues. Net revenues were RMB426.3 million and RMB183.6 million in 2021 and 2022, respectively.

●	Revenues from packaged tours. Revenues from packaged tours decreased by 77% from RMB305.3 million in 2021 to RMB70.3 million in 2022, primarily due to the resurgence of COVID-19 in certain regions in China.
●	Other revenues. Other revenues decreased by 6.4% from 121.0 million in 2021 to 113.3 million in 2022, primarily due to the decrease in the fees from advertising services provided to tourism boards and bureaus.

Cost of Revenues. Our cost of revenues decreased by 63.1% from RMB254.8 million in 2021 to RMB94.1 million in 2022. As a percentage of net revenues, cost of revenues was 59.8% in 2021 compared to 51.2% in 2022.

Operating Expenses. Operating expenses decreased by 15.1% from RMB353.1 million in 2021 to RMB299.8 million in 2022, primarily due to the increase in gain on disposals of subsidiaries.

●	Research and product development. Research and product development expenses decreased by 7.0% from 54.6 million in 2021 to 50.8 million in 2022, primarily due to the decrease in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses decreased by 31.1% from RMB150.5 million in 2021 to RMB103.6 million in 2022, primarily due to the decrease in promotion expenses and sales and marketing personnel related expenses.
●	General and administrative. General and administrative expenses decreased by 37.4% from RMB174.0 million in 2021 to RMB108.9 million in 2022, primarily due to the decreases in general and administrative personnel related expenses and allowance for expected credit losses.
●	Impairment of goodwill. Impairment of goodwill of RMB112.1 million was recognized during the second quarter of 2022, primarily due to the more severe impact of COVID-19 than before, our continued loss-making situation and prolonged low market capitalization.
●	Other operating income. Other operating income increased from RMB26.1 million in 2021 to RMB75.7 million in 2022, primarily due to the increase in gain on disposals of subsidiaries.

Net Loss. As a result of the foregoing, net loss increased from RMB128.5 million in 2021 to RMB203.0 million in 2022.

Foreign Currency

For the year ended December 31, 2023, we recorded RMB6.4 million (US$0.9 million) of net foreign currency translation gain in accumulated other comprehensive income as a component of shareholders’ equity. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Our advances from customers decreased from RMB139.8 million as of December 31, 2021 to RMB98.9 million as of December 31, 2022 but increased to RMB270.2 million (US$38.1 million) as of December 31, 2023. Accounts and notes payable decreased from RMB383.6 million as of December 31, 2021 to RMB261.9 million as of December 31, 2022 but increased to RMB317.1 million (US$44.7 million) as of December 31, 2023. Furthermore, prepayments and other current assets decreased from RMB337.0 million as of December 31, 2021 to RMB243.0 million as of December 31, 2022 and further decreased to RMB234.2 million (US$33.0 million) as of December 31, 2023. The increases in the balance of advances from customers and accounts and notes payable as of December 31, 2023 compared to the same as of December 31, 2022 were primarily due to the growth in the sales of our travel products and services. The decreases in the balance of advances from customers, accounts and notes payable and prepayments and other current assets as of December 31, 2022 compared to the same as of December 31, 2021 were primarily due to the decline in the sales of our travel products and services impacted by COVID-19. Moreover, our sales and marketing expenses decreased from RMB150.5 million in 2021 to RMB103.6 million in 2022, primarily due to the decreases in promotion expenses and amortization of acquired intangible assets, but increased to RMB117.7 million (US$16.6 million) in 2023, primarily due to the increases in promotion expenses and marketing personnel related expenses. As a result, our net cash used in operating activities was RMB226.3 million and RMB143.0 million in 2021 and 2022, respectively, and our net cash provided by operating activities was RMB232.8 million (US$32.8 million) in 2023.

Our principal uses of cash for the years ended December 31, 2021, 2022 and 2023 were for operating activities, primarily refunds paid to customers (including as a result of COVID-19 related cancellations), marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2022 and 2023, we had RMB922.3 million and RMB1,222.8 million (US$172.2 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We had credits from several Chinese commercial banks. As of December 31, 2022 and 2023, our outstanding short-term borrowings were RMB7.5 million and RMB7.3 million (US$1.0 million) and our outstanding long-term borrowings were RMB12.0 million and RMB10.4 million (US$1.5 million), respectively.

As of December 31, 2022 and 2023, we had short-term borrowings from banks which were repayable within one year of RMB7.5 million, with interests rates ranging from 0.2% to 8.0% per annum, and RMB7.3 million (US$1.0 million), with interests rates ranging from 0.2% to 10.3% per annum, respectively. As of December 31, 2022 and 2023, we had long-term borrowings from banks which were repayable over one year of RMB12.0 million, with interests rates ranging from 0.2% to 1.3% per annum, and RMB10.4 million (US$1.5 million), with interests rates ranging from 0.2% to 1.3% per annum, respectively. In addition, as of December 31, 2022 and 2023, we obtained cash from banks by discounting of bank acceptance notes with the amount of RMB200.0 million and RMB179.0 million (US$25.2 million), respectively, which are repayable within one year with interests rate ranging from 0.9% to 1.9%. The issuance of notes payable is pledged by our company’s bank deposits of RMB200.0 million and RMB179.0 million as of December 31, 2022 and 2023, which were recorded in short-term investments.

We had net losses of RMB128.5 million, RMB203.0 million and RMB101.1 million (US$14.2 million), for the years ended December 31, 2021, 2022 and 2023, respectively. Our net cash used in operating activities was RMB226.3 million, RMB143.0 million for the years ended December 31, 2021 and 2022, respectively, and our net cash provided by operating activities was RMB232.8 million (US$32.8 million) for the year ended December 31, 2023. As of December 31, 2023, our accumulated deficit was RMB8,127.6 million (US$1,144.7 million) and we had cash and cash equivalents and short-term investments of RMB1,156.9 million (US$162.9 million) and working capital of RMB549.2 million (US$77.4 million). Based on our liquidity assessment, which has considered our operations at the current business scale, the available funding from maturity of our short-term and long-term investments and the available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except percentages)
Net cash (used in)/provided by operating activities	(226,342)	(142,991)	232,838	32,796
Net cash provided by /(used in)investing activities	703,826	(51,828)	40,930	5,765
Net cash used in by financing activities	(344,562)	(486)	(22,579)	(3,181)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,428)	(2,406)	(4,183)	(589)
Net increase/(decrease) in cash, cash equivalents and restricted cash	131,494	(197,711)	247,004	34,790
Cash, cash equivalents and restricted cash at the beginning of year	264,104	395,598	197,887	27,872
Cash, cash equivalents and restricted cash at the end of year	395,598	197,887	444,891	62,662

Operating Activities

Our net cash provided by operating activities was RMB232.8 million (US$32.8 million) in 2023, primarily attributable to cash inflows from sales of our travel products and services of RMB3,455.3 million (US$486.7 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB50.8 million (US$7.2 million), that were offset by cash outflows due to payments to travel suppliers of RMB2,982.1 million (US$420.0 million), payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB164.2 million (US$23.1 million), payments for marketing and promotional activities, office rental and utilities and professional services of RMB107.7 million (US$15.2 million), and payments of taxes and levies of RMB19.2 million (US$2.7 million).

Our net cash used in operating activities was RMB143.0 million in 2022, primarily attributable to cash inflows from sales of our travel products and services of RMB2,180.1 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB89.3 million, that were offset by cash outflows due to payments to travel suppliers of RMB2,080.8 million, payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB200.4 million, payments for marketing and promotional activities, office rental and utilities and professional services of RMB121.4 million, and payments of taxes and levies of RMB9.8 million.

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

Investing Activities

Our net cash provided by investing activities was RMB40.9 million (US$5.8 million) in 2023, primarily attributable to the purchase of short-term investments of RMB606.9 million (US$85.5 million) and the purchase of property and equipment and intangible assets of RMB9.80 million (US$1.4 million), which were offset by the decrease in loan receivable of RMB75.8 million (US$10.7 million), the proceeds from maturity of short-term investments of RMB579.4 million (US$81.6 million), the increase in cash from disposals of subsidiaries of RMB3.2 million (US$0.5 million), cash received from dividend of equity investment of RMB0.2 million (US$0.03 million) and the decrease in cash paid for long-term investments of RMB1.1 million (US$0.1 million).

Our net cash used in investing activities was RMB51.8 million in 2022, primarily attributable to the purchase of short-term investments of RMB462.5 million, the decrease in cash from disposals of subsidiaries of RMB16.1 million and the purchase of property and equipment and intangible assets of RMB6.5 million, which were offset by the decrease in loan receivable of RMB51.3 million, the proceeds from maturity of short-term investments of RMB381.9 million and cash received from dividend of equity investment of RMB0.1 million.

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

Financing Activities

Our net cash used in financing activities in 2023 was RMB22.6 million (US$3.2 million), primarily attributable to RMB400.8 million (US$56.5 million) for repayments of short-term and long-term borrowings and RMB0.6 million (US$8,500.0) for acquisition of noncontrolling interests of subsidiaries, which were partially offset by RMB8,849.9 (US$1,246.0) of proceeds from employees exercising stock options, RMB378.0 million (US$53.2 million) of proceeds from short-term and long-term borrowings, and cash contribution from noncontrolling interests of RMB0.8 million (US$0.1 million).

Our net cash used in financing activities in 2022 was RMB0.5 million, primarily attributable to RMB240.5 million for repayments of short-term and long-term borrowings, which were partially offset by RMB46,404.0 of proceeds from employees exercising stock options and RMB240.0 million of proceeds from short-term and long-term borrowings.

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

Material Cash requirements

Our material cash requirements as of December 31, 2023 mainly include debt obligations, operating lease obligations and capital expenditure commitments, as below:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In RMB thousands)
Operating Lease Obligations	10,007	2,676	4,201	2,200	931
Bank Borrowings	17,672	7,277	7,571	1,507	1,317
Capital Commitments	791	791	—	—	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023. As of December 31, 2023, for the purpose of indebtedness, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities.

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

C.Research and Development

We have built our technology infrastructure with high levels of performance, reliability, scalability and security. We rely on internally developed proprietary technologies and licensed technologies to manage and improve our website, mobile platform and management systems. We have a team of engineers dedicated to the research and development of website operations, mobile platform, search engine, data analytics and supply chain management system.

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Our research and product development expenses decreased from RMB54.6 million in 2021 to RMB50.8 million in 2022, but increased to RMB57.0 million (US$8.0 million) million in 2023, primarily due to the increase in research and development personnel related expenses.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our principal accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Principal Accounting Policies”.

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

In accordance with ASC 350 Intangibles—Goodwill and Other, we conduct our goodwill impairment assessment as of December 31 annually or more frequently if events or changes in circumstances indicate that it may be impaired. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

There is only one reporting unit as Chief Operating Decision Maker only reviews the operating results on the consolidation level, and our business substance and economic characteristics of entities and components are similar. Therefore, the goodwill assessment was performed on consolidated level as one reporting unit.

During the second quarter of 2022, the COVID-related travel policies and measures were strictly and broadly implemented. The impact of the COVID-19 pandemic was more severe than before and it was uncertain how much longer the pandemic would continue to affect our business. As a result of the continued implementation of various travel restrictions in mainland China due to the COVID-19 pandemic, the travel industry plunged and the situation has become even more challenging compared to the first wave of pandemic in 2020 in mainland China, resulting in a pessimistic market sentiment in the second quarter of 2022. Together with other indicators such as our history of net losses and our low market capitalization, our management concluded the existence of triggering events which required us to perform an interim quantitative goodwill impairment test as of June 30, 2022. Our management performed an interim quantitative goodwill impairment test by using the income approach, using a discounted cash flow model with cashflow forecast reflecting management’s best estimate at that time of the outlook of the business. Based on quantitative goodwill impairment test, the fair value of the reporting unit was RMB1,092.9 million, which was lower than the carrying value of our net assets of RMB1,205.0 million as of June 30, 2022, hence an impairment charge of RMB112.1 million was recognized to reduce the carrying value of the goodwill to its fair value in the second quarter of 2022. Certain key assumptions used in management’s impairment assessment related to revenue growth, gross margin, operating expenses, working capital requirements and discount rate by considering the historical performance of the reporting unit, industry forecasts and market developments. After the impairment provision, the goodwill balance was reduced to RMB119.9 million as of June 30, 2022.

When one of our assumptions relating to these factors decreased/increased by 5% while holding all other assumptions constant, there would be no significant impact to our consolidated results of operations.

In December 2022, COVID-19 related restrictions were relaxed in mainland China, which was a positive sign for travelling industry and us. In addition, the capital market responded quickly with market capitalization of us increased from US$186.9 million as of December 31, 20223, which was higher than our carrying value of RMB1,058.3 million (US$153.4 million) and the share price kept increasing subsequently in 2023, which reflects an improved market sentiment to the travel industry. As a result, we concluded there was no impairment indicators for our goodwill as of December 31, 2022, and hence no further impairment is required.

Our share price was volatile and fluctuated due to various factors including the broad market and industry factors and negative publicity or sentiment. In the fourth quarter of 2023, our trading price dropped to US$0.67 per ADS as of December 31, 2023, and the market capitalization of Tuniu at the end of 2023 was US$83.1 million, which was 47% lower than our net assets of RMB1,112 million (US$157 million). The low market capitalization and other indicators such as history of net loss were considered as an impairment indicator which required us to perform a quantitative goodwill impairment test as of December 31, 2023. Since there is only one reporting unit, we used quoted market prices, i.e. the market capitalization to determine the reporting unit’s fair value. Based on quantitative goodwill impairment test, considering the significant gap between market capitalization and net assets with no significant recovery of the share price post December 31, 2023, a full impairment charge of RMB114.7 million for the remaining goodwill was recorded in the fourth quarter of 2023. After the impairment provision, the carrying value of goodwill was reduced to nil as of December 31, 2023.

Impairment of non-financial assets

We evaluate our non-financial assets, including property and equipment, intangible assets, land use rights and operating lease rights-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The asset group is the unit of account for a non-financial asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. When these events occur, we measure impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets.

Land use right and construction in progress

We acquired a piece of land with a plan to build an office building thereon for our own use and started certain construction work with cost incurred recorded in construction in progress under property, plant and equipment. With the change of business strategy, we decided to terminate the development project and intended to dispose the land sometime in the future. The construction work is only limited to the foundation of the land and can be sold and developed together with the land, so land use right and construction in progress are considered as an asset group separated from our core business operation. As of December 31, 2023, the carrying value for land use right was RMB90.5 million and construction in progress was RMB48.6 million. We have been performing impairment assessment by reference to the latest transaction prices of similar land in the market. Since the latest transaction prices were higher than the carrying value of the asset group, though in a decline trend, no impairment was recorded for the years ended December 31, 2021 and 2022 and for the nine-month period ended September 30, 2023. However, in the fourth quarter of 2023, we noted that there was further decrease in recent transaction prices and as of December 31, 2023, the market value of the land was RMB121.1 million, which was RMB18.0 million lower than the aggregate carrying value of this asset group of RMB139.1 million and hence an impairment charge of RMB18.0 million for the construction in progress was charged to consolidated statements of comprehensive loss accordingly.

Non-financial assets for our core business

Our remaining non-financial assets, which are used for our core business, are considered one asset group which represents the lowest level to independently generate identifiable cash flows. The low market capitalization as of December 31, 2023 was considered as an impairment indicator for this asset group and we further performed impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group, using the key assumptions including revenue growth rate, gross margin, operating expenses and working capital requirements. Based on our assessment, the undiscounted cash flow of the asset group was higher than the carrying value of the asset group and hence no impairment of non-financial assets for the core business was recognized during the year ended December 31, 2023.

When one of our assumptions relating to these factors increases or decreases by 5% while holding all other assumptions constant, the result of the non-financial assets impairment assessment would not be impacted and the fair value of the asset group would still be above its carrying value.

Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, or ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. On January 1, 2020, we adopted this ASC Topic 326 and several associated ASUs on the measurement of credit losses, which requires us to estimate lifetime expected credit losses upon recognition of the financial assets. We adopted the accounting standards update using a modified retrospective approach. Upon adoption of the new standard on January 1, 2020, we recorded a net decrease to its retained earnings of RMB19.4 million.

Our accounts receivable, held-to-maturity investments, prepayments and other current assets, amounts due from related parties and long-term amounts due from related parties are within the scope of ASC Topic 326. We have identified the risk characteristics of our customers and the related receivables and prepayments, which include nature, size and types of the services we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, expected impact of the pandemic and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances.

When our assumptions related to the estimates of loss severity and recoveries and macroeconomic factors decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dunde Yu	43	Founder, Chairman and Chief Executive Officer
Kan Wang	39	Director
Rui Li	47	Director
Haifeng Yan	42	Independent Director
Frank Lin	59	Independent Director
Jack Xu	56	Independent Director
Rui Zhang	46	Independent Director
Haijin Cheng	53	Independent Director
Anqiang Chen	48	Financial Controller

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

Mr. Kan Wang has served as Tuniu’s director since June 2022. Mr. Wang currently serves as an executive deputy general manager of the asset operation department at HNA Group Co., Limited, or the HNA Group. Mr. Wang joined HNA Group in August 2017 and had served as vice president of Yangtze Air Cargo Holding Co., Ltd., chief investment officer of HNA Modern Logistics Group Co., Ltd. and president assistant in non-aviation asset management division of HNA Group. Prior to joining HNA Group, Mr. Wang served as a vice manager at Deloitte, a chief investment officer at Hung To Capital Management Co., Ltd. and an overseas investment and operations director at Qingdao Haier Co., Ltd. Mr. Wang currently serves as the chairman, executive director and chief executive officer of CWT International Limited (HKEX: 0521), chairman of E-Life Financial Services Holding Group Co., Ltd. and director of HY Energy Group Co., Ltd. (SSE: 600387). Mr. Wang is certified as an association chartered accountant and a Hong Kong institute of certified public accountant. Mr. Wang received his master’s degree in politics and economy simultaneous interpretation from University of Bath in 2008.

Mr. Rui Li has served as Tuniu’s director since January 2024. Mr. Li currently serves as chairman of HNA Investment Group Co., Ltd. and investment director of Sinosafe General Insurance Co., Ltd. Mr. Li joined HNA Group in July 1999 and previously served as vice president and company secretary of Hainan Airlines Holding Co., Ltd. (600221.SH), vice chairman and president of Northeast Electric Development Co., Ltd. (HKEX:00042), and general manager of investment management department of HNA Aviation Group Co., Ltd. Mr. Li received a bachelor’s degree in management of information system from Huazhong University of Science and Technology.

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

Mr. Rui Zhang has served as Tuniu’s independent director since February 2024. Mr. Zhang joined JD.com in 2023 and is currently in charge of the life and travel business unit of JD.com. Mr. Zhang has over 25 years of experience in the tourism industry. Prior to joining JD.com, Mr. Zhang held various key positions at major internet or tourism companies, including head of virtual business at PDD Holdings Inc. (NASDAQ: PDD), general manager of overseas business department at Meituan (HKEX: 3690), vice general manager of leisure travel department of Ali Trip at Alibaba Group Holding Ltd (NASDAQ: BABA, HKEX: 9988), and vice general manager of outbound travel department at China Tourism Group. Mr. Zhang received a bachelor’s degree in 1997.

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

B.Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB3.1 million (US$0.4 million) in cash to our executive officers and RMB1.0 million (US$0.1 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan in 2008, or the 2008 Plan. The purposes of the 2008 Plan were to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of February 29, 2024, options to purchase 3,237,171 Class A ordinary shares were outstanding under the 2008 Plan. The 2008 Plan terminated automatically in 2018.

The following paragraphs summarize the terms of the 2008 Plan.

Types of Awards. The 2008 Plan permitted the awards of options and restricted shares.

Plan Administration. Our board of directors or a committee appointed by our board will administered the 2008 Plan. The committee or the full board of directors, as applicable, determined the participants who received awards, the type and number of awards granted to each participant, and the terms and conditions of each award grant, among other things.

Award Agreement. Awards granted under the 2008 Plan were evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award, among other things. Pursuant to the form award agreement under the 2008 Plan, 1/4 of the ordinary shares underlying the option shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option shall vest on a monthly basis in the following three years. However, the option may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.

Eligibility. We granted awards to our employees and consultants of our company. However, we granted options that were intended to qualify as incentive options only to our employees.

Vesting Schedule. In general, the plan administrator determined the vesting schedule, which was specified in the award agreement.

Exercise of Options. The plan administrator determined the exercise price for each award, which was stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determined at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Transfer Restrictions. Options may not be transferred in any manner by the recipient other than by will or by the laws of descent or distribution, except as otherwise provided by the plan administrator.

Termination of the 2008 Plan. The 2008 Plan terminated automatically in 2018.

2014 Share Incentive Plan

We adopted a separate incentive compensation plan in 2014, which we refer to as the 2014 Plan. The 2014 Plan was amended in November 2023 to extend its expiration date to April 2034. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase, the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis, or the “Evergreen Provision. Pursuant to the Evergreen Provision, the maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 54,006,703 Class A ordinary shares in December 2014, August 2015, December 2016 and April 2023, respectively, reaching to a total of 59,506,703 Class A ordinary shares. As of February 29, 2024, options to purchase 32,741,742 Class A ordinary shares and 101,313 restricted shares were outstanding under the 2014 Plan.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

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

Termination of the 2014 Plan. Unless terminated earlier, the 2014 Plan will terminate automatically in 2034. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval or home country practice.

The following table summarizes, as of February 29, 2024, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
	Ordinary
	Shares
	Underlying
	Options
	Awarded/
	Restricted	(US$/	(RMB/		Vesting
Name	Shares	Share)	Share)(4)	Date of Grant	Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.710	November 5, 2009	4 years(1)	November 4, 2029
	1,100,000	0.226	1.605	March 11, 2011	4 years(1)	March 10, 2031
	1,269,995	0.0001	0.001	August 1, 2013	4 years(1)	July 31, 2029
	900,000	3.000	21.300	June 13, 2014	4 years(1)	June 12, 2024
	760,000	3.090	21.939	March 6, 2015	4 years(1)	March 5, 2025
	1,981,000	3.090	21.939	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	19.049	December 2, 2016	4 years(1)	December 1, 2026
	17,256	0.0001	0.001	January 1, 2017	1 years(2)	December 31, 2026
	3	1.670	11.857	May 8, 2018	4 years(1)	May 7, 2028
	12,564	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
	6,681,434	0.333	2.364	August 10, 2022	4 years(1)	August 9, 2032
	7,427,971	0.623	4.423	April 6, 2023	1 year(3)	April 5, 2033
Anqiang Chen	19,998	0.226	1.605	March 11, 2011	4 years(1)	March 10, 2031
	3,879	1.135	8.058	March 19, 2012	4 years(1)	March 18, 2032
	4,497	0.0001	0.001	March 6, 2015	4 years(1)	March 5, 2025
	9,900	2.683	19.049	December 2, 2016	4 years(1)	December 1, 2026
	40,500	1.670	11.857	May 8, 2018	4 years(1)	May 7, 2028
	7,536	0.0033	0.023	January 30, 2019	1 years(2)	January 29, 2029
	2,969,526	0.333	2.364	August 10, 2022	4 years(1)	August 9, 2032
	742,797	0.623	4.423	April 6, 2023	4 years(1)	April 5, 2033
Jack Xu	*†	N/A		May 9, 2022	4 years(4)	May 9, 2032
Haijin Cheng	*†	N/A		May 9, 2022	4 years(4)	May 9, 2032
Directors and officers as a group	26,100,983	—	—	—	—	—
*	Less than 1% of our total outstanding shares.
†	Denotes restricted share award; all other awards in this table are option awards.
(1)	Pursuant to the award agreement, 1/4 of the ordinary shares underlying the options or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the options or restricted shares shall vest on a monthly basis in the following three years. However, the options or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(2)	Pursuant to the award agreement, 1/12 of the ordinary shares underlying the options shall vest on a monthly basis. However, the options may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(3)	Pursuant to the award agreement, all of the ordinary shares underlying the options shall vest on April 5, 2024. However, the options must be exercised, to the extent vested, prior to certain option exercise expiration dates set forth in the award agreement.

(4)	Pursuant to the award agreement, 1/48 of the restricted shares shall vest on a monthly basis since June 9, 2022. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(5)	The prices in Renminbi were translated using the rate of US$1.00 = RMB7.0999, the exchange rate in effect as of December 29, 2023, solely for the convenience of the readers.

C.Board Practices

Board of Directors

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested provided (a) such director has declared the nature of his or her interest, whether material or not, at the earliest meeting of the board at which it is practicable to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees of the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Haijin Cheng, Mr. Jack Xu and Mr. Haifeng Yan and is chaired by Mr. Cheng. Each of Mr. Cheng, Mr. Xu and Mr. Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that each of Mr. Cheng and Mr. Xu qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Jack Xu, Mr. Rui Zhang and Mr. Haijin Cheng, and is chaired by Mr. Xu. Each of Mr. Xu, Mr. Zhang and Mr. Cheng, satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jack Xu, Mr. Haijin Cheng and Mr. Frank Lin, and is chaired by Mr. Xu. Each of Mr. Xu, Mr. Cheng and Mr. Lin satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Board Diversity Matrix

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
				Did Not
				Disclose
	Female	Male	Non-Binary	Gender

Part I: Gender Identity
Directors	0	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	3

D.Employees

We had a total of 1,916, 896 and 971 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2023:

Number of
Function	Employees
Management and administration	129
Customer service center	95
Sales and marketing	474
Research and product development	273
Total	971

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2024 by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on 371,538,587 ordinary shares outstanding as of February 29, 2024, including 17,373,500 Class B ordinary shares outstanding and 354,165,087 Class A ordinary shares outstanding (excluding 17,792,952 Class A ordinary shares, represented by 5,930,984 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary		Voting
	Shares	Shares	Shares	%†	Power††
Directors and Executive Officers:*
Dunde Yu(1)	22,007,639	10,423,503	32,431,142	8.3	23.1
Kan Wang(2)	99,029,515	—	99,029,515	26.7	18.8
Rui Li(3)	99,029,515	—	99,029,515	26.7	18.8
Rui Zhang (4)	78,061,780	—	78,061,780	21.0	14.8
Haijin Cheng(5)	**	—	**	**	**
Frank Lin(6)	15,366,514	—	15,366,514	4.1	2.9
Haifeng Yan(7)	—	—	—	—	—
Jack Xu(8)	**	—	**	**	**
Anqiang Chen	**	—	**	**	**
All directors and executive officers as a group	216,160,220	10,423,503	226,583,723	57.9	58.5

Principal Shareholders:
Affiliates of HNA Trust (9)	99,029,515	—	99,029,515	26.7	18.8
JD.com Investment Limited (10)	78,061,780	—	78,061,780	21.0	14.8
Dragon Rabbit Capital Limited(11)	3,704,135	10,423,503	14,127,638	3.8	20.4
Fullshare Holdings Limited(12)	4,104,137	6,949,997	11,054,134	3.0	13.9

*Except for Kan Wang, Rui Li, Rui Zhang, Haijin Cheng, Frank Lin, Haifeng Yan and Jack Xu, the business address of our directors and executive officers is 6, 8-12th floor, building 6-A, Juhuiyuan, NO. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210023, PRC.

**	Less than 1% of our total outstanding shares on an as-converted basis.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of February 29, 2024, which is 371,538,587 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 354,165,087 Class A ordinary shares outstanding (excluding 17,792,952 Class A ordinary shares, represented by 5,930,984 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after February 29, 2024.

††

For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 29, 2024, with respect to the total voting power based on all the outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)

Represents (i) 18,303,504 Class A ordinary shares underlying the options that have become fully vested as of February 29, 2024 or will become fully vested within 60 days after February 29, 2024 and (ii) 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares owned by Dragon Rabbit Capital Limited are currently pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure the obligations of Dragon Rabbit Capital Limited under the loan agreement.

(2)

Represents (i) 90,909,091 Class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 8,120,424 Class A ordinary shares represented by 2,706,808 American Depository Shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Wang is ###-##-####, Hongqiao Road, Shanghai, China.

(3)Represents (i) 90,909,091 Class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 8,120,424 Class A ordinary shares represented by 2,706,808 American Depository Shares held by Hong Kong Praise Tourism Investment Limited. The business address of Mr. Li is 1001 Apartment No.2 Building, Jinyedu Binhai Park, 59 Heping Avenue, Haikou City, Hainan Province, China.

(4)

Represents 78,061,780 Class A ordinary shares held by JD.com Investment Limited, as reported in a Schedule 13D filing jointly by JD.com Investment Limited and JD.com, Inc on December 19, 2023. The business address of Mr. Zhang is Building 1, Kechuang 11 Street, Beijing, P.R. China.

(5)	The business address of Mr. Cheng is No.4-2-502 Dong Hua Shi Nan Li Yi Qu, Dongcheng District, Beijing, PRC.
(6)

Represents (i) 9,863,298 Class A ordinary shares (including 986,556 Class A ordinary shares represented by 328,852 ADS) held by DCM V, L.P., (ii) 240,672 Class A ordinary shares(including 24,069 Class A ordinary shares represented by 8,023 ADS) held by DCM Affiliates Fund V, L.P., (iii) 4,053,751 Class A ordinary shares (including 405,468 Class A ordinary shares represented by 135,156 ADS) held by DCM Hybrid RMB Fund, L.P., (iv) 1,141,637 Class A ordinary shares (including 114,192 Class A ordinary shares represented by 38,064 ADS) held by DCM Ventures China Turbo Fund, L.P., and (v) 67,156 Class A ordinary shares (including 6,717 Class A ordinary shares represented by 2,239 ADS) held by DCM Ventures China Turbo Affiliates Fund, L.P. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.

(7)	The business address of Mr. Yan is Floor 2-5, Building C6, Zidong International Creative Park, Nanjing, Jiangsu, PRC.
(8)	The business address of Mr. Xu is 12011 Magnolia Court, Saratoga, CA 95070, USA.
(9)

Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 8,120,424 class A ordinary shares represented by 2,706,808 American Depository Shares held by Hong Kong Praise Tourism Investment Limited (HK Praise Tourism). BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of Hainan HNA No.2 Trust Management Services Co., Ltd. (HNA Trust). The trust was set up after the bankruptcy of HNA Group to manage certain of its affiliates, including HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC. HK Praise Tourism is a company organized under the laws of Hong Kong wholly owned by Mr. Yaqi Sun, who is the nominee of the HNA Trust. The business address of HK Praise Tourism is Unit 417, 4/F, Lippo Centre Tower Two No. 89 Queensway, Admiralty, Hong Kong. We refer to BHR Winwood Investment Management Limited and HK Praise Tourism as “Affiliates of HNA Trust.”

(10)

Represents 78,061,780 Class A ordinary shares held by JD.com Investment Limited, as reported in a Schedule 13D filing jointly by JD.com Investment Limited and JD.com, Inc on December 19, 2023. JD.com Investment Limited, a company organized under the laws of the British Virgin Islands,is a direct wholly-owned subsidiary of JD.com, Inc., a Cayman Islands company. The business address of JD.com, Inc. is 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, the People’s Republic of China. The business address of JD.com Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

To our knowledge, as of February 29, 2024, we had 174,869,193 outstanding ordinary shares that were held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 47.07% of our total outstanding shares. This includes 163,556,430 ordinary shares (excluding 17,792,952 Class A ordinary shares, represented by 5,930,984 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Private Placements, Repurchase and Redesignation

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Relationship with Caissa Group

In November 2020, pursuant to a share purchase agreement and certain amendments, Caissa completed the purchase of all Class A ordinary shares held by JD.com, Inc.

We sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant. As of December 31, 2021, 2022 and 2023, amounts due from Caissa amounted to RMB1.9 million, RMB0.8 million and RMB0.8 million (US$0.1 million), respectively, and amounts due to Caissa amounted to RMB0.8 million, RMB0.8 million and RMB0.8 million (US$0.1 million).

Relationship with JD.com, Inc.

In December 2014, we entered into a share subscription agreement with Unicorn Riches Limited, a special purpose vehicle of Hony Capital, JD.com E-commerce (Investment) Hong Kong Corporation Limited, a special purpose vehicle of JD.com, Inc. (Nasdaq: JD), Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (which later changed its name to Trip.com Group Limited) (Nasdaq: TCOM) and the respective personal holding companies of our chief executive officer and chief operating officer, pursuant to which we sold a total of 36,812,868 newly issued Class A ordinary shares for US$148 million.

In May 2015, we entered into a strategic partnership with JD.com, Inc. through a series of agreements between JD.com, Inc. or its subsidiary and us. Pursuant to a strategic cooperation agreement between JD.com, Inc. and us, we acquired the exclusive right to operate the leisure travel channel for both of JD.com, Inc.’s website and mobile application, became JD.com, Inc.’s preferential business partner for hotel and air ticket reservation services, and received strategic internet traffic support and marketing support for the operation of the leisure travel channel for a period of five years started from August 2015. We further entered into a share subscription agreement with Fabulous Jade Global Limited, a subsidiary of JD.com, Inc., pursuant to which JD.com, Inc. invested US$250 million in our company, in addition to the rights and support it has contributed to the strategic partnership, as consideration for 65,625,000 newly issued Class A ordinary shares. We concurrently entered into a investor rights agreement with Fabulous Jade Global Limited to govern certain rights and obligations of us and JD.com, Inc. The acquisition of the strategic cooperation agreement is considered an acquisition of intangible assets, including the exclusive operation right of the leisure travel channel, the preferential business partner status for hotel and air ticket reservation services, and strategic internet traffic and marketing support. As of December 31, 2020, the five-year term for the strategic partnership had expired, and the carrying value of the intangible assets was nil.

In November 2020, pursuant to a share purchase agreement and certain amendments, JD.com E-commerce (Investment) Hong Kong Corporation Limited transferred 12,436,780 Class A ordinary shares of our company to Hopeful Tourism Limited, a subsidiary of Caissa Group, and JD.com Investment Limited transferred all its shares in Fabulous Jade Global Limited, which then held 65,625,000 Class A ordinary shares of our company, to Hopeful Tourism Limited. As a result of the share transfer, Caissa Group beneficially owned 78,061,780 Class A ordinary shares. In December 2023, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited, Hopeful Tourism Limited, Caissa Group and Fabulous Jade Global Limited entered into a termination agreement, pursuant to which the parties agreed to terminate the share purchase agreement and agreed for the 78,061,780 Class A ordinary shares then beneficially owned by Caissa Group to be returned and transferred to JD.com Investment Limited. As of the date of this annual report, JD.com Investment Limited has been registered as the holder of a total of 78,061,780 Class A ordinary shares of our company.

Relationship with HNA Tourism and HNA Trust

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism until June 30, 2018. The transaction contemplated by the share subscription agreement was completed in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of between us and HNA Tourism. Before restructuring of HNA Group, we purchased RMB112.8 million and RMB35.9 million of air tickets from certain affilifates of HNA Tourism for the years ended December 31, 2021 and 2022, respectively. We also sold travel products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant. After the restructuring of HNA Group, these affiliates of HNA Tourims were no longer our related parties.

Before 2021, we provided financing to certain affiliates of HNA Tourism (the “HNA Affiliates”) with total principal amount of RMB540 million and full allowance for current expected credit losses was provided for receivables due from HNA Affiliates (“HNA debts”).

In January 2021, HNA Group received a formal bankruptcy and restructuring notice from the Hainan Province High People’s Court following creditors’ action against HNA Group due to its failure to pay overdue debts.

In October 2021, debt restructuring plans of HNA Group and its affiliates were approved by the creditors and the Hainan Province High People’s Court, pursuant to which HNA Group and its affiliates would settle their debts owed to the creditors by various means, including cash, shares of Hainan Airlines Holding Co., Ltd., a company listed in the Chinese A share market, and units in an HNA trust (“HNA Trust”) comprising assets/liabilities of HNA Group and certain of its affiliates, etc. In December 2021, we received cash of RMB0.3 million (US$0.04 million) and 531,591 shares of HNA Airlines with value of RMB1 million (US$0.14 million) as part of the settlement of the HNA debts, of which current expected credit losses allowance was fully provided in the prior years. Accordingly, a reversal of current expected credit losses allowance at the amount of RMB1.3 million (US$0.2 million) was credited to the consolidated statements of comprehensive loss in 2021.

For the year ended December 31, 2022, we received additional cash of RMB150 thousand and 2,398 shares of HNA Airlines with value of RMB3.9 thousand as part of the settlement of the HNA debts, of which current expected credit losses allowance was fully provided in the prior years. Accordingly, a reversal of current expected credit losses allowance at the amount of RMB153.9 thousand was credited to our consolidated statements of comprehensive loss in 2022.

In April 2022, as confirmed by the Hainan Province High People’s Court, the restructuring plan was fully implemented and the HNA trust was officially established. In May 2022, we received and registered 632,992,650 trust units (representing 0.09% of unit interests of the HNA trust) with the value of RMB13.3 million (US$1.9 million) as the settlement of remaining HNA debts. We recognized the trust units as equity investment without readily determinable fair value and derecognized all the remaining HNA debts which was fully provided, and meanwhile a corresponding reversal of current expected credit losses allowance with the amount of RMB13.3 million (US$1.9 million) was credited to our consolidated statements of comprehensive loss for the year ended December 31, 2022.

For the year ended December 31, 2023, we received cash of RMB212 thousand (US$30 thousand) from HNA Trust with the equivalent trust units deregistered according to the trust agreement.

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

A.Offer and Listing Details

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange”, “— Regulations on Dividend Distribution”, “— Regulations on Offshore Financing” and “— Regulations on Employee Stock Option Plans.”

E.Taxation

Cayman Islands Taxation

Travers Thorp Alberga, our Cayman Islands counsel, has advised us that the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of our ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the implementation rules to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, STA Circular 82 issued in April 2009 and amended in 2013 and 2017, specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to STA Circular 82, the State Taxation Administration issued STA Bulletin 45, which took effect in September 2011 and was amended in 2015 and 2016, respectively, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Tuniu Corporation is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to non-PRC resident enterprise holders of our ordinary shares or ADSs, which do not have an establishment or place of business in the PRC or which have such an establishment or place of business but the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement provides otherwise. Although substantially all of our business operations are based in China, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and would have a material adverse effect on our results of operations and the value of your investment.”

The State Taxation Administration released its Announcement of the State Taxation Administration on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, which became effective on February 3, 2015. This announcement sets forth detailed rules for the tax treatment of Indirect Transfers of equity interests in PRC resident enterprises and other assets situated in China. Applying a “substance over form” principle, when a non-resident enterprise structures an Indirect Transfer of an equity interest in a PRC resident enterprise or other assets situated in China to avoid taxation under the enterprise income tax through arrangements lacking reasonable commercial purposes, the Indirect Transfer will be re-characterized as a direct transfer. As a result, any gains derived from the Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. This announcement provides de facto safe harbor treatment for situations in which a non-resident enterprise buys and then sells shares, in the public securities markets, of a foreign listed company that holds an equity interest in a PRC resident enterprise, and thereby realizes a capital gain. However, in order for the safe harbor treatment to apply, both the purchase and sale must be conducted on the public securities markets so as to preclude market manipulation, and the equity interests purchased and sold must be those in the same enterprise. When shares sold in the public securities markets were obtained before such shares were listed on a public securities market or were not purchased through a public securities market, or when shares were purchased on a public market but are to be sold through non-public markets, the safe harbor treatment would not be applicable. In 2017, the State Taxation Administration released its Bulletin on Matters concerning Withholding of Income Tax of Non-resident Enterprises at Source which became effective on December 1, 2017. This bulletin updated the calculation method for the taxable income for the share transfer as well as stipulated the withholding obligation of the withholding agent. There is uncertainty as to the interpretation and application of both the announcement and the bulletin. We and our non-PRC resident shareholders may be at risk of being taxed under the announcement and the bulletin and we may be required to expend valuable resources to comply with these regulations or to establish that we should not be taxed under these regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction) or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address United States federal estate, gift, Medicare, and minimum tax considerations, or state, local, and non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code of 1986, as amended.

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

For United States federal income tax purposes, U.S. Holder who hold ADSs will generally be treated as the holder of the underlying shares represented by those ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s goodwill and unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Subject to the PFIC rules described below under “—Passive Foreign Investment Company Rules”, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, a U.S. Holder should expect that any distribution paid on our ADSs or ordinary shares will be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are currently listed on the Nasdaq Global Market, which is an established securities market, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq Global Market, although there can be no assurance in this regard. As described above, on January 9, 2024, we received written notification from the Listing Qualifications Department of Nasdaq notifying us that we no longer meet the Nasdaq minimum bid price requirement, and if we fail to satisfy such requirement and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—“People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose, and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules”, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes.

In the event that we are treated as a PRC resident enterprise under the Enterprise Income Tax Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of United States Treasury Regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2023 and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year; and
●	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, each a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that such stock is regularly traded, meaning that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable United States Treasury Regulations. For those purposes, our ADSs, but not our ordinary shares, are currently listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded for so long as they continue to be listed on the Nasdaq Global Market, but no assurances may be given in this regard. As described above, on January 9, 2024, we received written notification from the Listing Qualifications Department of Nasdaq notifying us that we no longer meet the Nasdaq minimum bid price requirement, and if we fail to satisfy such requirement and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “—Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such U.S. Holder must file an annual report with the Internal Revenue Service, subject to certain limited exceptions. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of owning and disposing our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20 - F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2023, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,222.8 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$172.2 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our U.S. dollar cash balance would have been US$140,847. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$128,043 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our Renminbi cash balance would have been RMB7.1 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB7.8 million instead. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2023, we received a reimbursement of approximately US$0.68 million from the depositary net of US$0.20 million United States withholding tax.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2023, the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a - 15(f) and 15d - 15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, which audited our consolidated financial statements for the year ended December 31, 2023, had also audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on pages F - 2 through F - 4 of this annual report on Form 20 - F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Haijin Cheng and Mr. Jack Xu, each an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and a member of our audit committee, are audit committee financial experts.

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officers, financial controller, senior finance officer and any other persons who perform similar functions for us. In November 2023, we made amendments to the code of business conduct and ethics. We have posted a copy of our most updated code of business conduct and ethics on our website at http://ir.tuniu.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2022		2023
Audit fees(1)	US$	1,544,490	1,231,214
Audit-related fees(2)	US$	—	—
All other fees(3)	US$	—	—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting, as well as the quarterly reviews of condensed consolidated financial information.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with certain financial due diligence projects.
(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Listing Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Travers Thorp Alberga, our Cayman Islands counsel, has advised us that certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we had historically followed home country practice for our private placements, which would have required shareholder approval under the Nasdaq Listing Rules but for which there was no such requirement under Cayman Islands law. In addition, we have elected to follow home country practice in lieu of the requirement to hold an annual meeting of shareholders under Nasdaq Rule 5620(a).

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continual monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our cybersecurity compliance department is actively engaged in continual monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

We have engaged third-party service providers to assess our compliance with personal data protection regulations in the event of major version upgrades for our mobile applications. Additionally, we conduct third-party vulnerability analysis including simulated attacks and provide periodic regulatory updates on personal data protection regulations to our employees, with a goal to maintain up-to-date understanding of applicable regulations within our organization.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing our cybersecurity risk management and be informed on risks from cybersecurity threats. The committee shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our chief executive officer, principal financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, principal financial officer and cybersecurity officer.

At management level, our chief executive officer, principal financial officer and cybersecurity officer, and collectively, the Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our cybersecurity officer has relevant knowledge, skills and experience in assessing and managing cybersecurity risks. Our Cybersecurity Risk Management Officers report to our nominating and corporate governance committee on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our nominating and corporate governance committee, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and the nominating and corporate governance committee, and other members of senior management (if necessary), before it is disseminated to the public.

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

4.3*	Amendment No.1 to Tuniu Corporation 2014 Share Incentive Plan.

4.4

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

4.12

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

8.1*	List of Principal Subsidiaries, Consolidated Affiliated Entity and its Principal Subsidiaries

11.1*	Amended and Restated Code of Business Conduct and Ethics of the Registrant.

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Travers Thorp Alberga.

15.3*	Consent of Fangda Partners.

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation

By:	/s/ Dunde Yu
Name:	Dunde Yu
Title:	Chairman and Chief Executive Officer

Date: April 29, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1424)	F-2
Consolidated Balance Sheets as of December 31, 2022 and 2023	F-4
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2021, 2022 and 2023	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2021, 2022 and 2023	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2022 and 2023	F-7
Notes to the Consolidated Financial Statements	F-8
Financial Statement Schedule I - Condensed Financial Information of the Parent Company as of December 31, 2022 and 2023 and for the Years Ended December 31, 2021, 2022 and 2023	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Non-financial assets for the core business impairment assessment

As described in Note 2(r), Note 7, Note 8 and Note 13 to the consolidated financial statements, the Company had property and equipment of RMB 26.9 million (including property and equipment subject to depreciation of RMB 26.7 million and certain construction in progress), intangible assets of RMB 26.1 million and operating lease right-of-use assets of RMB 12.5 million as of December 31, 2023, which were related to the Company’s core business. Management performs its non-financial assets impairment assessment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. An asset group is the unit of account for a non-financial asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Non-financial assets related to the Company’s core business were considered as one asset group and the low market capitalization as of December 31, 2023 was considered as an impairment indicator for this asset group. Management performed the impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group. Management’s impairment test involved significant judgment and assumptions related to revenue growth rate, gross margin, operating expenses and working capital requirements of the asset group. If the asset group is determined to be not recoverable, an impairment loss is recognized at the amount equal to the difference between the carrying amount and fair value of the asset group. Based on management’s assessment, no impairment of non-financial assets for the core business was recognized during the year ended December 31, 2023.

The principal considerations for our determination that performing procedures relating to non-financial assets for the core business impairment assessment is a critical audit matter are (i) the significant judgment by management when determining the estimated future undiscounted cash flows expected to be generated by the asset group; (ii) a high degree of auditor judgment, subjectivity, and effort in performing the  procedures and in evaluating management’s cash flow projections and significant assumptions related to  revenue growth rate, gross margin, operating expenses and working capital requirements; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s non-financial assets for the core business impairment assessment process, including the Company’s controls over the development of assumptions used to estimate the future undiscounted cash flows expected to be generated by the asset group. These procedures also included, among others, testing management’s process of non-financial assets for the core business impairment assessment by (i) testing the identification of the asset group; (ii) evaluating the impairment indicators for the asset group; (iii) evaluating the appropriateness of the undiscounted cash flows model; (iv) testing the completeness, accuracy, and relevance of underlying data used in the estimate of future undiscounted cash flows; and (v) evaluating the reasonableness of management’s significant assumptions related to revenue growth rate, gross margin, operating expenses and working capital requirements by considering the historical performance of the asset group, relevant industry forecasts and market developments. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s undiscounted cash flows model.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 29, 2024

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	153,835	378,989	53,379
Restricted cash	44,052	65,902	9,282
Short-term investments	724,413	777,890	109,564
Accounts receivable, net	33,644	41,633	5,864
Amounts due from related parties	1,030	9,515	1,340
Prepayments and other current assets	242,994	234,189	32,985
Total current assets	1,199,968	1,508,118	212,414

Non-current assets
Long-term investments	230,562	209,819	29,552
Property and equipment, net	85,182	57,479	8,096
Intangible assets, net	30,672	26,091	3,675
Land use right, net	92,590	90,529	12,751
Operating lease right-of-use assets, net	33,204	12,484	1,758
Goodwill	114,661	—	—
Other non-current assets	91,091	55,960	7,882
Total non-current assets	677,962	452,362	63,714
Total assets	1,877,930	1,960,480	276,128

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB799,845 and RMB883,166, as of December 31, 2022 and 2023, respectively)
Short-term borrowings	7,517	7,277	1,025
Accounts and notes payable	261,873	317,104	44,663
Amounts due to related parties	4,710	6,405	902
Salary and welfare payable	26,507	21,401	3,014
Taxes payable	4,047	4,305	606
Advances from customers	98,899	270,197	38,056
Operating lease liabilities, current	12,439	2,709	382
Accrued expenses and other current liabilities	358,312	329,481	46,408
Total current liabilities	774,304	958,879	135,056

Non-current liabilities
Operating lease liabilities, non-current	26,482	5,348	753
Deferred tax liabilities	6,839	6,027	849
Long-term borrowings	11,959	10,395	1,464
Total non-current liabilities	45,280	21,770	3,066
Total liabilities	819,584	980,649	138,122

Commitments and contingencies (Note 21)

Redeemable noncontrolling interests	27,200	27,200	3,831

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2022 and 2023; 389,331,543 shares (including 371,958,043 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2022 and 2023)	249	249	35
Less: Treasury stock (17,951,931 shares and 17,800,446 shares as of December 31, 2022 and 2023, respectively)	(288,600)	(285,983)	(40,280)
Additional paid-in capital	9,125,655	9,138,720	1,287,162
Accumulated other comprehensive income	298,981	305,416	43,017
Accumulated deficit	(8,028,261)	(8,127,552)	(1,144,742)
Total Tuniu Corporation shareholders’ equity	1,108,024	1,030,850	145,192
Noncontrolling interests	(76,878)	(78,219)	(11,017)
Total equity	1,031,146	952,631	134,175
Total liabilities, redeemable noncontrolling interests and equity	1,877,930	1,960,480	276,128

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Packaged tours	305,333	70,314	333,357	46,952
Others	121,015	113,306	107,913	15,199
Net revenues	426,348	183,620	441,270	62,151
Cost of revenues	(254,815)	(94,066)	(147,581)	(20,786)
Gross profit	171,533	89,554	293,689	41,365

Operating expenses
Research and product development	(54,622)	(50,799)	(56,974)	(8,025)
Sales and marketing	(150,493)	(103,617)	(117,706)	(16,579)
General and administrative	(174,021)	(108,935)	(113,221)	(15,947)
Impairment of goodwill	—	(112,102)	(114,661)	(16,150)
Other operating income	26,064	75,685	7,009	987
Total operating expenses	(353,072)	(299,768)	(395,553)	(55,714)
Loss from operations	(181,539)	(210,214)	(101,864)	(14,349)
Other income/(expenses)
Interest and investment income, net	50,041	27,181	5,689	801
Interest expense	(7,491)	(4,912)	(3,525)	(496)
Foreign exchange gains/(losses), net	7,030	(22,210)	(6,483)	(913)
Other income, net	2,895	6,136	7,107	1,001
Loss before income tax expense	(129,064)	(204,019)	(99,076)	(13,956)
Income tax (expense)/benefit	(130)	731	(1,441)	(203)
Equity in income/(loss) of affiliates	726	292	(580)	(82)
Net loss	(128,468)	(202,996)	(101,097)	(14,241)
Net loss attributable to noncontrolling interests	(6,944)	(9,614)	(1,806)	(254)
Net loss attributable to Tuniu Corporation	(121,524)	(193,382)	(99,291)	(13,987)

Net loss	(128,468)	(202,996)	(101,097)	(14,241)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(3,191)	27,160	6,435	906
Comprehensive loss	(131,659)	(175,836)	(94,662)	(13,335)
Comprehensive loss attributable to noncontrolling interests	(6,944)	(9,614)	(1,806)	(254)
Comprehensive loss attributable to Tuniu Corporation	(124,715)	(166,222)	(92,856)	(13,081)

Loss per share
Basic and diluted	(0.33)	(0.52)	(0.27)	(0.04)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,874,312	371,208,209	371,453,164	371,453,164

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

As of December 31, 2023

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	389,331,544	249	(18,842,688)	(302,916)	9,125,689	275,012	(7,713,355)	1,384,679	(34,664)	1,350,015
Acquisition of additional shares in subsidiaries	—	—	—	—	(308)	—	—	(308)	(1,595)	(1,903)
Issuance of ordinary shares pursuant to share incentive plan	—	—	576,165	9,121	(8,765)	—	—	356	—	356
Share-based compensation expenses	—	—	—	—	9,132	—	—	9,132	—	9,132
Foreign currency translation adjustments	—	—	—	—	—	(3,191)	—	(3,191)	—	(3,191)
Cancellation of shares	(1)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(121,524)	(121,524)	(6,944)	(128,468)
Balance as of December 31, 2021	389,331,543	249	(18,266,523)	(293,795)	9,125,748	271,821	(7,834,879)	1,269,144	(43,203)	1,225,941

Balance as of January 1, 2022	389,331,543	249	(18,266,523)	(293,795)	9,125,748	271,821	(7,834,879)	1,269,144	(43,203)	1,225,941
Issuance of ordinary shares pursuant to share incentive plan	—	—	314,592	5,195	(5,142)	—	—	53	—	53
Share-based compensation expenses	—	—	—	—	5,049	—	—	5,049	—	5,049
Foreign currency translation adjustments	—	—	—	—	—	27,160	—	27,160	—	27,160
Disposal of shares in subsidiaries	—	—	—	—	—	—	—	—	(24,061)	(24,061)
Net loss	—	—	—	—	—	—	(193,382)	(193,382)	(9,614)	(202,996)
Balance as of December 31, 2022	389,331,543	249	(17,951,931)	(288,600)	9,125,655	298,981	(8,028,261)	1,108,024	(76,878)	1,031,146

Balance as of January 1, 2023	389,331,543	249	(17,951,931)	(288,600)	9,125,655	298,981	(8,028,261)	1,108,024	(76,878)	1,031,146
Acquisition of additional shares in subsidiaries	—	—	—	—	(250)	—	—	(250)	(350)	(600)
Contribution from noncontrolling interest of a subsidiary	—	—	—	—	—	—	—	—	815	815
Issuance of ordinary shares pursuant to share incentive plan	—	—	151,485	2,617	(2,611)	—	—	6	—	6
Share-based compensation expenses	—	—	—	—	15,926	—	—	15,926	—	15,926
Foreign currency translation adjustments	—	—	—	—	—	6,435	—	6,435	—	6,435
Net loss	—	—	—	—	—	—	(99,291)	(99,291)	(1,806)	(101,097)
Balance as of December 31, 2023	389,331,543	249	(17,800,446)	(285,983)	9,138,720	305,416	(8,127,552)	1,030,850	(78,219)	952,631
Balance as of December 31, 2023(US$ (Note 2(d)))	389,331,543	35	(17,800,446)	(40,280)	1,287,162	43,017	(1,144,742)	145,192	(11,017)	134,175

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(128,468)	(202,996)	(101,097)	(14,241)
Depreciation of property and equipment	24,755	15,369	11,895	1,675
Amortization of intangible assets and land use right	18,609	11,675	7,387	1,040
Amortization of right-of-use assets	20,443	11,119	10,403	1,465
Provision/(reversal) of allowance for credit losses	17,829	(9,844)	(11,518)	(1,622)
Change in fair value of contingent consideration	(3,597)	(3,053)	—	—
Foreign exchange gains/(losses)	1,168	(5,259)	5,519	777
Impairment of long-term investments	—	—	22,240	3,132
Loss from disposal of property and equipment and intangible assets	1,762	4,964	9,097	1,281
Gain from dividend of equity investments	(5,982)	(130)	—	—
Share-based compensation expenses	9,132	5,049	15,926	2,242
Change in deferred tax liabilities	(2,382)	(1,741)	(812)	(114)
Remeasurement of equity investments	(11,443)	(5,603)	—	—
Change in fair value of investments	(32,687)	(23,608)	(25,690)	(3,618)
Gain from disposals of subsidiaries	—	(64,951)	—	—
Impairment of goodwill	—	112,102	114,661	16,150
Impairment of property and equipment, net	—	—	17,986	2,533
Share of results of equity investees	(726)	(292)	580	82
Changes in operating assets and liabilities:
Accounts receivable	39,834	(36,996)	(3,604)	(508)
Short-term and long-term amounts due from related parties	8,282	8,825	(5,362)	(755)
Prepayments and other current assets	175,139	48,558	(62,839)	(8,846)
Other non-current assets	(6,058)	2,113	35,276	4,969
Operating lease liabilities, current and non-current	(23,507)	(12,675)	(20,546)	(2,894)
Accounts and notes payable	(222,380)	16,775	53,125	7,482
Amounts due to related parties	(16,354)	31	1,695	239
Salary and welfare payable	(13,716)	(3,776)	(5,114)	(720)
Taxes payable	2,000	(3,646)	258	36
Advances from customers	(68,984)	(16,589)	171,297	24,127
Accrued expenses and other liabilities	(9,011)	11,588	(7,925)	(1,116)
Net cash (used in)/ provided by operating activities	(226,342)	(142,991)	232,838	32,796
Cash flows from investing activities:
Purchase of short-term investments	(336,548)	(462,513)	(606,877)	(85,477)
Proceeds from maturity of short-term investments	1,096,550	381,756	579,351	81,600
Cash paid for loan receivable	(858,538)	(825,294)	(452,974)	(63,800)
Cash received from loan repayment	724,277	876,608	528,813	74,482
Purchase of property and equipment and intangible assets	(14,742)	(6,450)	(9,788)	(1,379)
Cash paid for long-term investments	—	—	(1,050)	(148)
(Decrease in cash)/cash received from disposals of subsidiaries	—	(16,065)	3,243	457
Proceeds from maturity of long-term investments	86,845	—	—	—
Cash received from dividend of equity investment	5,982	130	212	30
Net cash provided by/(used in) investing activities	703,826	(51,828)	40,930	5,765
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of options	373	46	9	1
Acquisition of noncontrolling interests of subsidiaries	(1,903)	—	(600)	(85)
Repayment of borrowings and discounted notes	(620,932)	(240,532)	(400,803)	(56,452)
Proceeds from borrowings and discounted notes	277,900	240,000	378,000	53,240
Cash contribution from noncontrolling interests	—	—	815	115
Net cash used in financing activities	(344,562)	(486)	(22,579)	(3,181)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,428)	(2,406)	(4,185)	(589)
Net increase/(decrease) in cash, cash equivalents and restricted cash	131,494	(197,711)	247,004	34,790
Cash, cash equivalents and restricted cash at the beginning of year	264,104	395,598	197,887	27,872
Cash, cash equivalents and restricted cash at the end of year	395,598	197,887	444,891	62,661
Supplemental disclosure of cash flow information
Income tax paid	3,007	2,199	1,478	208
Interest paid	7,110	5,046	4,060	572
Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	4,429	6,925	9,159	1,290
Receivables related to exercise of stock options	(28)	(35)	(32)	(4)
Accrual related to purchase business acquisitions	7,176	4,100	4,100	577

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

As of December 31, 2023, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

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

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB128,468, RMB202,996 and RMB101,097 for the years ended December 31, 2021, 2022 and 2023, respectively. Net cash used in operating activities was RMB226,342 and RMB142,991 for the years ended December 31, 2021 and 2022 respectively, and with recovery of the business after the pandemic, the Group generated operating cash inflow of RMB232,838 for the year ended December 31, 2023. In addition, the Group has been in positive working capital in recent years, and as of December 31, 2023, the working capital was RMB549,239. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents and short-term investments will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements.

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

For the years ended December 31, 2021, 2022 and 2023, the Company and its subsidiaries charged technology consulting service fees, platform service fees and group management fees of RMB16,308, RMB6,178 and RMB41,290, respectively, to its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

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

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2023, the aggregate accumulated deficit of the Affiliated Entities was RMB4,743 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

The following table sets forth the assets, liabilities, results of operations and cash flows of the Affiliated Entities which are included in the consolidated financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	76,759	200,399	28,226
Restricted cash	1,840	31,566	4,446
Short-term investments	283,472	350,043	49,303
Accounts receivable, net	33,644	33,661	4,741
Intercompany receivables	450,135	459,609	64,735
Amounts due from related parties	957	9,500	1,338
Prepayments and other current assets	37,172	55,275	7,785
Total current assets	883,979	1,140,053	160,574

Non-current assets
Long-term investments	206,691	186,127	26,215
Property and equipment, net	32,169	17,533	2,469
Intangible assets, net	26,924	23,347	3,288
Operating lease right-of-use assets, net	27,952	12,383	1,744
Goodwill	68,125	—	—
Other non-current assets	85,970	51,786	7,294
Total non-current assets	447,831	291,176	41,010
Total assets	1,331,810	1,431,229	201,584

LIABILITIES
Current liabilities
Short-term borrowings	187,737	189,758	26,727
Accounts and notes payable	189,898	106,849	15,049
Intercompany payable	5,280,746	5,361,755	755,187
Salary and welfare payable	16,806	13,455	1,895
Taxes payable	1,604	1,669	235
Advances from customers	78,356	263,495	37,112
Operating lease liabilities, current	2,759	2,609	367
Amounts due to related parties	2,163	3,844	541
Accrued expenses and other current liabilities	320,522	301,487	42,464
Total current liabilities	6,080,591	6,244,921	879,577
Non-current liabilities
Operating lease liabilities, non-current	24,156	4,305	606
Deferred tax liabilities	6,074	5,441	766
Total non-current liabilities	30,230	9,746	1,372
Total liabilities	6,110,821	6,254,667	880,949

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues - intra-Group (1)	21,117	105,600	5,337	752
Net revenues - third-party	228,472	158,920	344,965	48,587
Net loss attributable to Tuniu Corporation (2)	(42,858)	(38,026)	(44,507)	(6,269)
Net cash (used in)/provided by operating activities	(190,429)	(77,733)	334,174	47,067
Net cash provided by/(used in) investing activities	411,467	81,081	(67,183)	(9,463)
Net cash used in financing activities	(276,001)	(34,589)	(113,626)	(16,004)

Additional disclosures relating to operating results of the Affiliated Entities:

(1)	Net revenues - intra - Group reflect amounts charged to other entities within the Group for royalty fee for the usage of software owned by VIE in the amount of RMB21,117, RMB27,600 and RMB5,337, for the years ended December 31, 2021, 2022 and 2023, respectively. Net revenues for the year ended December 31, 2022 also included revenue for sales of intangible assets within the Group. All these transactions have been eliminated in the presentation of consolidated statement of comprehensive loss.
(2)	Net loss includes costs occurred to other entities within the Group for technology consulting service fees and group management fees in the amount of RMB16,308, RMB6,178 and RMB41,290 for the years ended December 31, 2021, 2022 and 2023, respectively, all of which have been eliminated in the presentation of consolidated statement of comprehensive loss.

Additional disclosures relating to investing activities of the Affiliated Entities:

Investing activities of the Affiliated Entities primarily represent the investment of, or redemption of, short-term investments during the periods indicated.

Additional disclosures relating to financing activities of the Affiliated Entities:

Financing activities include borrowing and repayment of loans from other entities within the Group, including borrowings of RMB8,099, repayments of RMB36,689 and repayments of RMB92,626 for the years ended December 31, 2021, 2022 and 2023, respectively, all of which have been eliminated in the presentation of consolidated statement of cash flows.

In addition, the Affiliated Entities repaid financing from banks by discounting bank acceptance notes (Note 14) for their operations with the amount of RMB284,100 and RMB21,000 for the years ended December 31, 2021 and 2023, respectively and obtained financing with the amount of RMB2,100 for the year ended December 31, 2022.

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange gains/(losses).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(d) Functional Currency and Foreign Currency Translation – continued

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB7.0999 on December 31, 2023, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2023, or at any other rate.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts and notes payable, amounts due from and due to related parties, long-term investments in financial products, borrowings, operating lease liabilities, contingent consideration for business combinations and certain accrued expenses and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments except for certain investments which are carried at fair value and contingent consideration for business combinations at each balance sheet date. The Group’s equity security with readily determinable fair value is carried at fair value using quoted market prices that currently available on a securities exchange and classified within Level 1. Certain short-term and long-term investments in financial products and funds classified within Level 2 are valued using directly or indirectly observable inputs in the market place. Certain investments in financial products and contingent consideration for business combinations classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(e) Fair Value Measurement – continued

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant Other
	Markets for Identical Assets (Level 1)
	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Long-term investments	899	1,865	263

	Fair Value Measurement Using Significant Other
	Observable Inputs (Level 2)
	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Short-term investments	659,336	771,530	108,668

	Fair Value Measurement Using
	Unobservable Inputs (Level 3)
	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Short-term investments	60,038	—	—
Contingent consideration for business combinations - short term	4,100	4,100	577

The roll forward of major Level 3 investments are as following:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Fair value of Level 3 investment at the beginning of the year	30,006	60,038	8,456
Addition	30,000	—	—
Decrease	—	(60,159)	(8,473)
Change in fair value of the investments	32	121	17
Fair value of Level 3 investment at the end of the year	60,038	—	—

The Company determined the fair value of its investments by using income approach with significant unobservable inputs of future cash flows and discount rates ranging from 2.0% to 10.0%.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(e) Fair Value Measurement – continued

The roll forward of contingent consideration for acquisitions is as below:

		As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	7,153	4,100	577
Net change in fair value	(3,053)	—	—
Balance at the end of the year	4,100	4,100	577

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on consolidated balance sheet as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Cash and cash equivalents	349,077	153,835	378,989	53,379
Restricted cash	46,521	44,052	65,902	9,282
Total	395,598	197,887	444,891	62,661

(h) Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which are due between three months and one year and stated at amortized cost; and (ii) investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Certain investments can be redeemed by the Group at early notification, while certain investments are not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2021, 2022 and 2023.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(i) Current expected credit losses

The Group adopted ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) and several associated ASUs on the measurement of credit losses.

The Group’s accounts receivable, held-to-maturity investments, prepayments and other current assets, amounts due from related parties and long-term amounts due from related parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include nature, size and types of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

(j) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less provision for current expected credit losses. The Group recognized allowance for expected credit losses of RMB13,216, a reversal of RMB1,530 and a reversal of RMB5,189 for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table summarized the details of the Group’s allowance for expected credit losses related to accounts receivables:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	91,422	94,433	80,547	11,345
Allowance for expected credit losses	13,216	844	350	49
Reversal	—	(2,374)	(5,539)	(780)
Write-offs	(10,205)	—	(2,752)	(388)
The effect of disposals of subsidiaries	—	(12,356)	—	—
Balance at the end of year	94,433	80,547	72,606	10,226

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

The Group elects a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, the Group measures these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value. During the year ended December 31, 2023, the Group recognized impairment losses of RMB22,240 on certain equity investments based on the Group’s assessment of current economic conditions with the considerations of the operating performance of the investees. No impairment charge was recognized for the years ended December 31, 2021 and 2022.

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

Refer to Note 6 for details.

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

(n) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-use software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB4,972, RMB2,467 and RMB2,750 for the years ended December 31, 2021, 2022 and 2023, respectively. The amortization expense for capitalized software costs amounted to RMB8,001, RMB8,678 and RMB6,994 for the years ended December 31, 2021, 2022 and 2023, respectively. The unamortized amount of capitalized internal use software development costs was RMB8,215 as of December 31, 2023.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(p) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 1 to 5 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, supplier relationship, software, technology, non-compete agreements, travel licenses and insurance agency license, which are amortized on a straight-line basis over their estimated useful lives of 1 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. The Group provided no impairment for intangible assets for the years ended December 31, 2021, 2022 and 2023, respectively. Refer to Note 8 for details.

(q) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

In accordance with ASC 350 Intangibles – Goodwill and Other, management conducts its goodwill impairment assessment as of December 31 annually or more frequently if events or changes in circumstances indicate that it may be impaired. The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(q) Goodwill – continued

In December 2022, COVID-19 related travel restrictions were relaxed in mainland China, which was a positive sign for travelling industry and the Group. In addition, the capital market responded quickly with market capitalization of the Company increased to RMB1,289.1 million as of December 31, 2022, which was higher than the Group’s carrying value of RMB1,058.3 million and the share price of the Company kept increasing subsequently in early 2023, which reflects an improved market sentiment to the travel industry. As a result, the Company concluded there was no impairment indicators for the Group’s goodwill as of December 31, 2022, and hence no further impairment was required.

The Company’s share price was volatile and fluctuated due to various factors including the broad market and industry factors and negative publicity or sentiment. In the fourth quarter of 2023, the Company’s share price dropped to US$0.67 per ADS as of December 31, 2023 with market capitalization of the Company of US$83.1 million, which was 47% lower than the Group’s net assets. The low market capitalization and other indicators such as history of net loss were considered as an impairment indicator which required the Company to perform a quantitative goodwill impairment test as of December 31, 2023. Since there is only one reporting unit, management used quoted market prices, i.e. the market capitalization to determine the reporting unit’s fair value. Based on quantitative goodwill impairment test, considering the significant gap between market capitalization and net assets with no significant recovery of the share price post December 31, 2023, a full impairment charge of RMB114.7 million for the remaining goodwill was recorded in the fourth quarter of 2023. After the impairment provision, the carrying value of goodwill was reduced to nil as of December 31, 2023.

No impairment loss was recognized for the year ended December 31, 2021 based on management’s impairment test.

(r) Impairment of non-financial assets

The Group evaluates its non-financial assets including property and equipment, intangible assets, land use rights and operating lease rights-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. An asset group is the unit of account for a non-financial asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. When these events occur, the Group measures impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. The Group identified two asset groups for the purpose of impairment of non-financial assets as below:

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(r) Impairment of non-financial assets – continued

Land use right and construction in progress (“CIP”)

The Group acquired a piece of land (Refer to land use right in Note 9) with a plan to build an office building thereon for its own use and started certain construction work with cost incurred recorded in construction in progress under property, plant and equipment (Refer to Note 7). With the change of business strategy, the Company decided to terminate the development project and intended to dispose the land sometime in the future. The construction work is only limited to the foundation of the land and can be sold and developed together with the land, so land use right and CIP are considered as an asset group separated from the Group’s core business operation. As of December 31, 2023, the carrying value for land use right and CIP was RMB90.5 million and RMB48.6 million, respectively. The Group has been performing impairment assessment by reference to the latest transaction prices of similar land in the market. Since the latest transaction prices were higher than the carrying value of the asset group, though in a decline trend, no impairment was recorded for the years ended December 31, 2021 and 2022 and for the nine-month period ended September 30, 2023. However, in the fourth quarter of 2023, the Group noted that there was further decrease in recent transaction prices and as of December 31, 2023, the market value of the land was RMB121.1 million, which was RMB18.0 million lower than the aggregate carrying value of this asset group of RMB139.1 million and hence an impairment charge of RMB18.0 million for the CIP was charged to consolidated statements of comprehensive loss accordingly.

Non-financial assets for the Group’s core business

The Group’s remaining non-financial assets, which are used for the Group’s core business, are considered one asset group which represents the lowest level to independently generate identifiable cash flows. The low market capitalization as of December 31, 2023 was considered as an impairment indicator for this asset group and the Group further performed impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group, using the key assumptions including revenue growth rate, gross margin, operating expenses and working capital requirements. Based on management’s assessment, the undiscounted cash flow of the asset group was higher than the carrying value of the asset group and hence no impairment of non-financial assets for the core business was recognized during the year ended December 31, 2023.

Based on management’s assessment, no impairment of non-financial assets for the core business was recognized during the years ended December 31, 2021 and 2022.

(s) Advances from Customers

Advances from customers represent the amounts travellers pay in advance to purchase packaged tours or other travel products. Among the cash proceeds from travellers, the amounts payable to tour operators are recorded as accounts payable and the remaining are recognized as revenues when revenue recognition criteria are met.

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

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(t) Revenue Recognition - continued

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. As of December 31, 2022 and 2023, the Group did not record any contract assets.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the undelivered performance obligation identified in the customer contract related to self-operated local tour operator business, which is recorded as advances from customers. As of December 31, 2022 and 2023, the balances of contract liabilities were RMB1,120 and RMB399 respectively, which is expected to be recognized as revenue within one year.

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

The Group also operates its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour.The Group is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606. Revenues from the self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB169,376, RMB32,308 and RMB 100,078 for the years ended December 31, 2021, 2022 and 2023, which were recorded in revenues from packaged tours.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(t) Revenue Recognition - continued

Other revenues: Other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB38,406, RMB46,263 and RMB44,647 for the years ended December 31, 2021, 2022 and 2023, respectively, (iii) fees for advertising services that the Group provides primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB20,971, RMB12,191 and RMB27,571 for the years ended December 31, 2021, 2022 and 2023, respectively, (iv) sales of merchandises, whereas the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified merchandises, for which revenue is recognized on gross basis with revenue recognized of RMB17,780, RMB15,213 and RMB6,264 for the years ended December 31, 2021, 2022 and 2023, respectively; and (v) service fees for financial services. The Group provided account receivables factoring service and cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2021, 2022 and 2023 were RMB20,307, RMB19,215 and RMB6,923, respectively.

Revenue is recognized when relevant services are rendered, the tickets are issued or merchandises are accepted by customers.

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travel products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. As of December 31, 2022 and 2023, liabilities recorded related to membership points and cash rewards were RMB3,400 and RMB3,700, respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(v) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expenses and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB40,661, RMB15,066 and RMB50,325 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Uncertain tax positions

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

(aa) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB22,326, RMB17,367 and RMB13,413 for the years ended December 31, 2021, 2022 and 2023, respectively.

(ab) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB22,468, RMB9,540 and RMB7,009 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

(ae) Treasury stock

The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets. For the years ended December 31, 2021, 2022 and 2023, the Group reissued 576,165, 314,592 and 151,485 shares to employees upon their exercise of share options or vesting of restricted share units under the Group’s share compensation plans, respectively. The Company recognizes the difference between the reissuance price and the average cost the Company paid for repurchase in additional paid-in capital when reissuing the shares.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ag) Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. The Group adopted ASU 2021-08 from January 1, 2023, which did not have a material impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued Accounting Standards Update 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 improves segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and application should be applied retrospectively, unless it is impracticable to do so. The Group is in the process of evaluating the impact of the new guidance on its consolidated financial statement. This ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Group is in the process of evaluating the impact of the new guidance on its consolidated financial statement. This ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investment, prepayments and other current asset, accounts receivable, amounts due from related parties and long-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

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

As of December 31, 2023, the Group had cash and cash equivalents, restricted cash and investments in bank A located in PRC, bank B located in PRC, bank C located in PRC, bank D located in PRC and bank E located in PRC, representing 22%, 21%, 14%, 12% and 11% of total balance, respectively.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from individual customers, corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on those customers and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2021, 2022 and 2023.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Acquisition of travel agencies

Before 2020, the Group made several acquisitions in offline travel agencies. These business acquisitions were accounted for using purchase accounting and goodwill of RMB232,007 was recognized accordingly. The fair value of the contingent cash consideration, based on the achievement of profit target in the future, was estimated using a probability-weighted scenario analysis method. During the years ended December 31, 2021, 2022 and 2023, no contingent consideration was paid and the Group made a downward adjustment of the fair value of the contingent consideration by RMB3,597, RMB3,053 and nil, respectively, based on the reassessment of achievement of profit target. As of December 31, 2023, the Group has unpaid contingent consideration of RMB4,100 resulting from these acquisitions.

Disposal of travel agencies

During the year ended December 31, 2022, the Group disposed the controlling interests in certain subsidiaries engaging in travel agency business, which were acquired by the Group before 2020, and only retained non-controlling interests in these former subsidiaries after the disposals.

There is only one reporting unit in the Group so the Group attributed portions of the reporting unit’s goodwill to these disposed entities in determining the gain or loss on the disposal of the business, based on the relative fair values of these disposed entities compared with the fair value of the Group. As the disposed entities are not individually material to the Group’s consolidated financial statements, the disposal activities are presented in aggregate as follows:

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

During the years of December 31, 2022 and 2023, the Group received proceeds of RMB7,454 and RMB3,243, respectively. As of December 31, 2023, the unpaid amount was RMB6,567 which is expected to receive in 4 years.

The business size of disposed former subsidiaries were not material to the Group and the Group continues to operate its travel agency business, hence the disposals were not considered as a strategic shift for the Group’s business operations nor discontinued operations.

Refer to Note 6 for accounting for the retained noncontrolling investments in these former subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

5. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	45,212	141,585	19,942
Interest income receivable	843	603	85
Prepayment for advertising expenses	406	1,014	143
Loan receivables (a)	100,361	25,130	3,539
Value-added tax receivables	62,808	46,269	6,517
Receivables from employees	12,598	7,621	1,073
Others	20,766	11,967	1,686
Total	242,994	234,189	32,985

(a) Loan receivables are recorded in connection with the Group’s cash lending service, which are expected to receive within one year according to the repayment schedule.

The Group recognized a net provision for prepayments and other current assets of RMB2,858, RMB8,458 and a net reversal of RMB2,923 for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table summarized the details of the Group’s provision for prepayments and other current assets:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	342,383	318,034	324,878	45,758
Addition	22,408	16,508	1,355	191
Reversal	(19,550)	(8,050)	(4,278)	(603)
Write-offs	(27,207)	—	(2,634)	(371)
Disposals of subsidiaries	—	(1,614)	—	—
Balance at the end of year	318,034	324,878	319,321	44,975

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6. Long-term investments

The Group’s long-term investments consist of equity investments, held-to-maturity investments and other long-term investments.

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Equity investments – equity method	54,362	54,833	7,723
Equity investments – without readily determinable fair values	172,563	150,112	21,143
Equity investments – securities with readily determinable fair values (Note 22(a))	889	1,865	263
Held-to-maturity investments	2,748	3,009	424
Total	230,562	209,819	29,552

Equity investments - equity method

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42,500 for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. As of December 31, 2022 and 2023, the carrying value of its equity investment was RMB45,577 and RMB46,331, respectively.

As disclosed in Note 4, during the year ended December 31, 2022, the Group disposed the controlling interests in certain subsidiaries and only retained non-controlling interests in the former subsidiaries after the disposals, and recognized an investment of RMB9,655 at fair value. Since the Group is still entitled to appoint one board seat to each of former subsidiaries, the Group is considered to be able to insert significant influence over their operating and financial policies so the retained noncontrolling investments are measured under equity method. As of December 31, 2023, the carrying value of these equity investments was RMB6,481.

In June 2023, Guangxi Yijianyou Tourism Operation Co., Ltd. (“Yijianyou”) was established and the Group invested RMB1,050 for 35% of equity interest in Yijianyou. This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Yijianyou as the Group has one of the three board seats of Yijianyou. As of December 31, 2023, the carrying value of its equity investment was RMB2,021.

During the years ended December 31, 2021 and 2022, the Group recognized RMB726 and RMB292 of shares of income of equity investees, respectively, and during the year ended December 31, 2023, the Group recognized RMB580 of shares of loss of equity investees from all of its equity method investments. Financial information of the investees described above have not been presented because they are not material to the Group’s consolidated income statements, either individually or in aggregate.

Equity investments – without readily determinable fair values

	As of December 31,
	2022	2023
	RMB	RMB	US$(Note 2(d))
Equity investments without readily determinable fair values:
Initial cost	174,983	174,771	24,616
Net cumulative fair value adjustments	47,082	47,082	6,631
Impairment	(49,502)	(71,741)	(10,104)
Carrying Value	172,563	150,112	21,143

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6. Long-term investments - continued

Equity investments included investments in HNA Trust with the carrying value of RMB13,318 and RMB13,106 as of December 31, 2022 and 2023, respectively. As disclosed in Note 22(a), in May 2022, the Group received and registered 632,992,650 trust units, representing 0.09% of total unit interests, as the settlement of the remaining HNA debts. Upon the receipts of trust units with the legal title by the Group, the Group recognized an initial investment with the amount of RMB13,318. As an ordinary unit holder, the Group is entitled to receive distribution of trust income based on the income distribution plan of HNA trust. The Group has no redemption rights to request HNA Trust to early redeem its trusts units at the Group’s sole discretion and HNA trust is a privately owned and the trust units are not traded publicly. As a result, the Group accounted for such investment in trust units as equity investment without readily determinable fair values and elected to apply the measurement alternatives for this investment. During the year ended December 31, 2023, the Group received cash of RMB212 from HNA Trust with the equivalent trust units deregistered according to the trust agreement and the corresponding investment was derecoginsed accordingly.

During the years ended December 31, 2021 and 2022, the Group remeasured certain of above equity investments based on the information obtained from observable transactions and recognized an investment gain of RMB11,443 and RMB5,603, respectively. No remeasurement was made for the year ended December 31, 2023 as no observable transactions for these equity investees were noticed, other than impairment disclosed below.

During the year ended December 31, 2023, the Group recognized impairment losses of RMB22,240 on certain equity investments based on the Group’s assessment of current economic conditions with the considerations of the operating performance of the investees. The impairment was recorded in other income/(expenses). No impairment loss was recognized for long-term investments for the years ended December 31, 2021 and 2022.

Held-to-maturity investments

During 2019, the Group made investments in time deposits that the Group has intention and ability to hold until maturity. The Group classified these investments as held-to-maturity investments. As of December 31, 2022 and 2023, the carrying value of these investments amounted to RMB 2,748 and RMB3,009, respectively.

7. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	119,600	113,569	15,996
Leasehold improvements	119,069	109,142	15,372
Buildings	4,109	4,109	579
Furniture and fixtures	13,328	11,705	1,649
Vehicles	6,875	4,864	685
Software	192,553	195,303	27,508
Subtotal	455,534	438,692	61,789
Less: Accumulated depreciation	(417,644)	(411,963)	(58,024)
Property and equipment subject to depreciation	37,890	26,729	3,765
Construction in progress	47,292	48,736	6,864
Less: Impairment (Note 2(r))	—	(17,986)	(2,533)
Total	85,182	57,479	8,096

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 was RMB24,755, RMB15,369 and RMB11,895, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Travel license	30,456	30,456	4,290
Insurance agency license	11,711	11,711	1,650
Software	64,985	65,688	9,252
Technology	4,300	4,300	606
Trade names	38,264	38,264	5,389
Customer relationship	11,020	11,020	1,552
Non-compete agreements	5,816	5,816	819
Subtotal	166,552	167,255	23,558
Less: Accumulated amortization	(113,558)	(118,842)	(16,739)
Less: Impairment	(22,322)	(22,322)	(3,144)
Total	30,672	26,091	3,675

Amortization expenses for intangible assets were RMB16,547, RMB9,613 and RMB5,326 for the years ended December 31, 2021, 2022 and 2023, respectively.

No impairment charge was made for intangible assets for the years ended December 31, 2021, 2022 and 2023.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2024	4,169	587
2025	2,903	409
2026	2,422	341
2027	2,377	335
2028	1,914	270
Thereafter	12,306	1,733
Total	26,091	3,675

9. Land use right, net

Land use right, net, consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Land use right	101,007	101,007	14,227
Less: Accumulated amortization	(8,417)	(10,478)	(1,476)
Net book value	92,590	90,529	12,751

In December 2018, the Group obtained the certificate for a land use right, which had been fully paid, and started to amortize over the remaining period of the right to use the land. Amortization expenses for land use right were RMB2,062, RMB2,062 and RMB2,061 for the years ended December 31, 2021, 2022 and 2023, respectively. Refer to Note 2(r) for impairment test.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

10. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	232,007	114,661	16,150
Disposals of subsidiaries (Note 4)	(5,244)	—	—
Impairment (Note 2(q))	(112,102)	(114,661)	(16,150)
Balance at the end of year	114,661	—	—

11. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Deposits	1,836	1,813	255
Loans receivables	9,795	8,551	1,204
Long-term prepayments to a supplier (a)	62,663	29,341	4,133
Receivables for disposal of subsidiaries (Note 4)	6,373	5,850	824
Others	10,424	10,405	1,466
Total	91,091	55,960	7,882

(a) This represents the prepayment of hotel resources the Group prepaid to a third party supplier which are expected to be utilized over one year.

The Group recognized a net provision for non-current assets of RMB1,092 for the year ended 2021, and a reversal of RMB2,979 and RMB283 for the years ended December 31, 2022 and 2023. The following table summarized the details of the Group’s provision:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$(Note 2 (d))
Balance at the beginning of year	9,852	10,944	7,965	1,122
Addition	1,633	1,894	682	96
Reversal	(541)	(4,873)	(965)	(136)
Balance at the end of year	10,944	7,965	7,682	1,082

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Short-term and long-term borrowings

The following is a summary of short-term and long-term borrowings:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Short-term borrowings, including short-term portions of long-term borrowings	7,517	7,277	1,025
Long-term borrowings	11,959	10,395	1,464

As of December 31, 2022 and 2023, the Group had short-term borrowings from banks which were repayable within one year, with interests charged at rates ranging from 0.2% to 8.0% and 0.2% to 10.3% per annum, respectively.

As of December 31, 2022 and 2023, the Group had long-term borrowings from banks which were repayable over one year, with interests charged at rates ranging from 0.2% to 1.3% and 0.2% to 1.3% per annum, respectively. The repayment terms of Group’s long-term borrowings from banks ranged from three years to eight years and the principals and interests are repaid on monthly or quarterly basis or upon maturity.

The above borrowings contain certain standard covenants including, among others, limitation on liens, liquidation and dissolution of the Group, significant change of the Group’s capital structure and external investments. The Group was in compliance with all of the loan covenants as of December 31, 2022 and 2023.

The following table summarizes the aggregate required repayments of the principal amounts of the Group’s long-term borrowing:

As of December 31,
2023
RMB
2025	5,201
2026	2,370
2027	1,130
2028 and thereafter	1,694
Total	10,395

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Leases

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining lease terms of two month to sixteen years.

Total lease costs were RMB26,469, RMB15,427 and RMB12,511 for the year ended December 31, 2021, 2022 and 2023, respectively including short-term lease costs within 12 months of RMB2,540, RMB1,936 and RMB809, respectively.

Consolidated balance sheet information related to leases is presented as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
ASSETS
Operating lease right-of-use assets, net	33,204	12,484	1,758
LIABILITIES
Operating lease liabilities, current	12,439	2,709	382
Operating lease liabilities, non-current	26,482	5,348	753
Total	38,921	8,057	1,135

Supplemental cash flow information related to leases is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Cash paid for amounts included in the measurement of lease liabilities	26,000	15,048	15,169	2,136
Right-of-use assets obtained in exchange for operating lease liabilities	43,855	5,642	8,619	1,214

Other information related to lease is as follows:

	As of December 31,
	2022	2023
Weighted average remaining lease term (years)	8.08	5.07
Weighted average discount rate	5%	5%

As of December 31, 2023, maturities of lease liabilities (excluding lease payments of RMB286 for the leases with lease terms less than one year) are as follows:

As of December 31,
2023
RMB
2024	2,676
2025	2,112
2026	2,089
2027	2,003
2028 and thereafter	1,127
Total minimum lease payments	10,007
Less: interest	(1,950)
Present value of lease obligations	8,057

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users (a)	10,474	10,386	1,463
Payable for business combination (Note 4)	4,100	4,100	577
Accrued liabilities related to customers incentive program	3,400	3,700	521
Accrued professional service fees	11,356	3,298	465
Accrued advertising expenses	16,047	15,885	2,237
Deposits received from suppliers	72,169	64,401	9,071
Accrued operating expenses	7,662	16,535	2,329
Advanced payment from banks (b)	13,577	14,085	1,984
Discounted bank acceptance notes (c)	200,000	179,000	25,212
Others	19,527	18,091	2,549
Total	358,312	329,481	46,408

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

(c) Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest ranging from 0.9% to 1.9%. The issuance of notes payable is collateralized by the Group’s bank deposits of RMB200,000 and RMB179,000 as of December 31, 2022 and 2023, respectively, which were recorded in short-term investments.

15. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2021, 2022 and 2023.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Income Taxes – continued

The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2022 for another three years. Tuniu Nanjing Information Technology obtained its HNTE certificate in 2017 with a valid period of three years and successfully obtained its second renewal of such a certificate in December 2023 for another three years. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology are eligible to enjoy a preferential tax rate of 15% in 2023 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities.

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

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(16.0)	(20.3)	24.1
R&D expenses super-deduction	(4.3)	(2.9)	3.6
Non-deductible expenses and non-taxable income incurred	(1.1)	0.4	(48.5)
Difference in EIT rates of certain subsidiaries	(0.3)	0.1	0.7
Effect of preferential income tax rates	(3.4)	(1.9)	(6.3)
Total	(0.1)	0.4	(1.4)

The aggregate amount and per share effect of the preferential income tax rates are as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	4,411	3,929	6,245	880
Basic and diluted net loss per share effect	—	—	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Income Taxes – continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	15,393	7,246	1,021
Net operating loss carry forwards	483,092	403,448	56,825
Carryforwards of deductible advertising expenses	11,349	10,617	1,495
Impairment of non-financial assets	—	4,496	633
Remeasurement and impairment of long-term investments	362	3,699	521
Allowance for credit losses	246,930	242,704	34,184
Subtotal	757,126	672,210	94,679
Less: valuation allowance	(757,126)	(672,210)	(94,679)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(6,839)	(6,027)	(849)
Total non-current deferred tax liabilities, net	(6,839)	(6,027)	(849)

As of December 31, 2023, the Group had net operating loss carryforwards of RMB1,946,016 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is generally five years. Nanjing Tuniu and Tuniu Nanjing Information Technology, as HNTEs, are eligible to enjoy the extended period for the tax losses carry-forward from 5 years to 10 years. The net operating loss carry forward of the Group will start to expire in 2024 for the amount of RMB434,200 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2025 and 2033. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2022 and 2023, valuation allowances of RMB757,126 and RMB672,210 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	1,332,721	939,621	757,126	106,639
Additions	29,089	31,686	18,027	2,539
Written-off for expiration of net operating losses	(414,409)	(212,636)	(60,924)	(8,581)
Utilization of previously unrecognized tax losses and timing difference	(7,780)	(1,545)	(42,019)	(5,918)
Balance at the end of the year	939,621	757,126	672,210	94,679

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16. Redeemable noncontrolling interests

In December 2016, the Group entered into an investment agreement with certain investors (“noncontrolling shareholders”) to establish a subsidiary. The noncontrolling shareholders contributed RMB90,000 and held 30% equity interest. Pursuant to the investment agreement, the noncontrolling shareholders have the option to request the Group to redeem their equity interests at an agreed price after three years of the investment. Before 2021, the Group paid a total amount of RMB77,733, including interest expenses, to noncontrolling shareholders for 20% of their equity interests in the subsidiary.

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

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	27,200	27,200	27,200	3,831
Repurchase of redeemable noncontrolling interests	—	—	—	—
Accretion on redeemable noncontrolling interests	—	—	—	—
Balance as of December 31	27,200	27,200	27,200	3,831

17. Ordinary Shares

Upon inception of the Company, each ordinary share was issued at a par value of US$0.0001 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2022 and 2023, the authorized share capital of the Company is US$100,000 divided into 1,000,000,000 shares, comprising of 780,000,000 Class A Ordinary Shares and 120,000,000 Class B Ordinary Shares, each at a par value of US$0.0001 per share, and 100,000,000 shares of a par value of US$0.0001 each of such class or classes as the board of directors may determine.

As of December 31, 2023, 1,000,000,000 ordinary shares were authorized. 389,331,543 were issued and outstanding, comprising of 371,958,043 Class A shares and 17,373,500 Class B shares as of December 31, 2023.

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

The share options and restricted shares granted under the 2008 plan initially have a contractual term of six or ten years, and grants under the 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan generally vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. As of December 31, 2023, 35,268,120 options and 108,807 restricted shares were outstanding under the 2008 and 2014 plan.

The Group recognized share-based compensation expense of RMB9,132, RMB5,049 and RMB15,926 for the years ended December 31, 2021, 2022 and 2023, respectively, which was classified as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	390	411	216	30
Research and product development	724	572	216	30
Sales and marketing	644	657	86	12
General and administrative	7,374	3,409	15,408	2,170
Total	9,132	5,049	15,926	2,242

Share options

The following table summarizes the Company’s option activities:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	share options	Price	Contractual Life	Value
		US$	In Years	US$’000
Outstanding at January 1, 2023	25,609,287	0.97	6.56	3,920
Granted	11,141,955	0.6230	—	—
Exercised	(29,646)	0.02	—	—
Forfeited	(1,453,476)	1.41	—	—
Outstanding at December 31, 2023	35,268,120	0.84	6.82	3,805
Vested and expected to vest at December 31, 2023	34,493,027	0.66	6.78	3,744
Exercisable at December 31, 2023	14,598,935	1.35	3.80	2,185

The total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 was RMB3,563, RMB458 and RMB117, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18. Share-based Compensation Expenses - continued

The weighted-average grant date fair value for options granted during the year ended December 31, 2022 and 2023 was US$0.15 and US$0.27, computed using the binomial option pricing model. No share options were granted for the year ended December 31, 2021.

The total fair value of share options vested during the years ended December 31, 2021, 2022, and 2023 was RMB11,000, RMB2,371 and RMB5,172, respectively.

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

The Company uses the binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants for the years ended December 31, 2022 and 2023 were as follows:

	For the Years Ended December 31,
	2022	2023
Expected volatility	48.25%	49.00%
Risk-free interest rate	2.78%	3.30%
Exercise multiple	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%
Time to maturity (in years)	10	10
Expected forfeiture rate (post-vesting)	0%-13.24%	0%-3.75%
Fair value of the common share on the date of option grant	US$0.13-0.16 (RMB0.90-1.10)	US$0.25-0.27(RMB1.79-1.83)

As of December 31, 2023, there was RMB28,065 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 3.02 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2021, 2022 and 2023 were RMB247, RMB136 and 408, respectively.

The fair value of restricted shares with service conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of	Weighted average
	restricted shares	grant date fair value
Restricted shares as of January 1, 2023	230,646	0.17
Vested	(121,839)	0.17
Restricted shares as of December 31, 2023	108,807	0.17
Vested and expected to vest at December 31, 2023	108,807	0.17

As of December 31, 2023, there was RMB195 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 2.35 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net loss attributable to Tuniu Corporation	(121,524)	(193,382)	(99,291)	(13,987)
Numerator for basic and diluted net loss per share	(121,524)	(193,382)	(99,291)	(13,987)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	370,874,312	371,208,209	371,453,164	371,453,164
Loss per share-basic and diluted	(0.33)	(0.52)	(0.27)	(0.04)

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and unvested restricted shares with the number of 2,891,152, 9,996,757 and 9,728,646 for the years ended December 31, 2021, 2022 and 2023, respectively.

20. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB 647,559 million, or 66.1% of the Group’s total consolidated net assets as of December 31, 2023.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

21. Commitments and Contingencies

(a) Capital Commitments

As of December 31, 2023, capital commitments relating to leasehold improvement were approximately RMB791.

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

(c) Other commitments

Deposits or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB30.4 million and RMB30.0 million as of December 31, 2022 and 2023, respectively. The issuance of letter of guarantee is collateralized by the Group’s bank deposits of RMB30.4 million and RMB30.0 million as of December 31, 2022 and 2023, respectively, which were recorded in restricted cash.

22. Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Trip.com”)	a shareholder of the Company with the right to appoint one director of the Company
Hopeful Tourism Limited (“Caissa”, a wholly-owned subsidiary of Caissa Sega Tourism Culture Investment Limited)	a shareholder with one board director of the Company
HNA Tourism and HNA Trust	a shareholder with two board directors of the Company
Beijing Hengxin International Travel Agency Co., Ltd (Hengxin)	an associate of the Company (from June 2022 after the disposal of Hengxin)

a)	Transactions with related parties:

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22. Related party transactions and balances - continued

The Group sells packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. The Group purchased travel products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through the Group’s online platform, amounted of RMB145.5 million, RMB45.9 and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

Caissa

On November 20, 2020, pursuant to a share purchase agreement and certain amendments, Caissa completed the purchase of all

Class A ordinary shares of the Company from JD and became the related party of the Group. Subsequently on February 9, 2021, Caissa assigned a director to the Company’s board of directors to replace the director previously assigned by JD.

The Group sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant for the years ended December 31, 2021, 2022 and 2023.

During the year ended December 31, 2023, the Group received cash of RMB332 and 311,075 shares of Caissa with value of RMB 1,235 as part of the settlement of the Caissa debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB1,567 was credited to the consolidated statements of comprehensive loss in 2023.

HNA Tourism and HNA Trust

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism Holdings Group Co., Ltd. (“HNA Tourism”) for total consideration of RMB3,279 million. Before restructuring of HNA Group, certain affiliates of HNA Tourism agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules. The Group purchased RMB112.8 million and RMB35.9 million air tickets from affiliates of HNA Tourism for the year ended December 31, 2021 and 2022, respectively. The Group also sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant for the years ended December 31, 2021 and 2022. After the restructuring of HNA Group, these affiliates of HNA Tourims were no longer the Group’s related parties.

Before 2021, the Group provided financing to certain affiliates of HNA Tourism (the “HNA Affiliates”) with total principal amount of RMB540 million and full allowance for CECL was provided for receivables due from HNA Affiliates (“HNA debts”).

In January 2021, HNA Group received a formal bankruptcy and restructuring notice from the Hainan Province High People’s Court (the “Court”) following creditors’ action against HNA Group due to its failure to pay overdue debts. In October 2021, debt restructuring plans of HNA Group and its affiliates were approved by the creditors and the Court, pursuant to which HNA Group and its affiliates would settle their debts owed to the creditors by various means, including cash, shares of Hainan Airlines Holding Co., Ltd., (“HNA Airlines”), a company listed in Chinese A share market, and units in a trust (“HNA Trust”) comprising assets/liabilities of HNA Group and certain of its affiliates, etc. In December 2021, the Group received cash of RMB0.3 million and 531,591 shares of HNA Airlines with value of RMB1 million as part of the settlement of the HNA debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB1.3 million was credited to the consolidated statements of comprehensive loss in 2021.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22. Related party transactions and balances - continued

For the year ended December 31, 2022, the Group received additional cash of RMB150 and 2,398 shares of HNA Airlines with value of RMB3.9 as part of the settlement of the HNA debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB153.9 was credited to the consolidated statements of comprehensive loss in 2022. In April 2022, as confirmed by the Court, the restructuring plan has been fully implemented and HNA Trust was officially established. In May 2022, the Company received and registered 632,992,650 trust units (representing 0.09% of unit interests of HNA trust) with the value of RMB13.3 million, as the settlement of remaining HNA debts. The Group recognized the trust units as equity investment without readily determinable fair value and derecognized all the remaining HNA debts which was fully provided (refer to Note 6 for details of accounting treatment of the trust units), meanwhile a corresponding reversal of CECL allowance with the amount of RMB13.3 million was credited to the consolidated statements of comprehensive loss for the year ended December 31, 2022.

For the year ended December 31, 2023, the Group received cash of RMB212 from HNA Trust with the equivalent trust units deregistered according to the trust agreement.

Hengxin

The Group purchased travel products from Hengxin’s online platform, amounted of nil and RMB2,729.3 for the year ended December 31,2022 and 2023.

b)	Balances with related parties:

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Trip.com	212	8,697	1,225
Amounts due from Caissa	818	818	115
Total	1,030	9,515	1,340

Current:
Amounts due to Trip.com	3,892	5,216	735
Amounts due to Caissa	818	818	115
Amounts due to Hengxin	—	371	52
Total	4,710	6,405	902

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	1,292	1,144	161
Amounts due from subsidiaries and Affiliated Entities	7,077,952	7,122,440	1,003,175
Prepayments and other current assets	151	161	23
Total current assets	7,079,395	7,123,745	1,003,359

Total assets	7,079,395	7,123,745	1,003,359

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	6,559	4,286	604
Total current liabilities	6,559	4,286	604
Non-current liabilities
Investment deficit in subsidiaries and Affiliated Entities	5,964,812	6,088,609	857,563
Total non-current liabilities	5,964,812	6,088,609	857,563
Total liabilities	5,971,371	6,092,895	858,167

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2022 and 2023; 389,331,543 shares (including 371,958,043 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2022 and 2023)	249	249	35
Less: Treasury stock (17,951,931 shares and 17,800,446 shares as of December 31, 2022 and 2023, respectively)	(288,600)	(285,983)	(40,280)
Additional paid-in capital	9,125,655	9,138,720	1,287,162
Accumulated other comprehensive income	298,981	305,416	43,017
Accumulated deficit	(8,028,261)	(8,127,552)	(1,144,742)
Total Tuniu Corporation shareholders’ equity	1,108,024	1,030,850	145,192
Total liabilities and equity	7,079,395	7,123,745	1,003,359

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(3,688)	(3,593)	(3,790)	(534)
Total operating expenses	(3,688)	(3,593)	(3,790)	(534)
Loss from operations	(3,688)	(3,593)	(3,790)	(534)
Share of loss of subsidiaries and affiliated entities	(124,832)	(198,586)	(102,773)	(14,475)
Other income
Foreign exchange gains, net	4,669	5,284	882	124
Other income, net	2,327	3,513	6,390	898
Loss before income tax expense	(121,524)	(193,382)	(99,291)	(13,987)

Net loss	(121,524)	(193,382)	(99,291)	(13,987)
Accretion on redeemable noncontrolling interests	—	—	—	—
Net loss attributable to ordinary shareholders	(121,524)	(193,382)	(99,291)	(13,987)

Net loss	(121,524)	(193,382)	(99,291)	(13,987)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(3,191)	27,160	6,435	906
Comprehensive loss	(124,715)	(166,222)	(92,856)	(13,081)

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(d))
Cash (used in)/provided by operating activities	(2,341)	(2,205)	313	44
Cash provided by/(used in) investing activities	6,020	(989)	(450)	(63)
Cash provided by financing activities	373	46	9	1

Effect of exchange rate changes on cash, cash equivalents and restricted cash	62	(272)	(20)	(3)
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,114	(3,420)	(148)	(21)
Cash, cash equivalents and restricted cash at the beginning of year	598	4,712	1,292	182
Cash, cash equivalents and restricted cash at the end of year	4,712	1,292	1,144	161
Supplemental disclosure of non-cash investing and financing activities
Receivables related to exercise of stock option	(28)	(35)	(32)	(4)

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

As of December 31, 2023, the parent company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.