Form 20-F
period 2024-12-31
Tuniu Corp
filed 2025-04-17
CIK 1597095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

333,788,658 Class A ordinary shares (excluding 38,169,381 Class A ordinary shares, represented by 12,723,127 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect as of December 31, 2024.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Tuniu Corporation is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our business in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in China prohibit or restrict direct foreign investment in certain operating companies. Revenues contributed by the VIE accounted for 86.5%, 78.2% and 80.9% of our total revenues for the years of 2022, 2023 and 2024, respectively. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE, and may never directly hold equity interests in the VIE.

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

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. The laws and regulations governing the internet industry in China are evolving, hence bringing uncertainties to their interpretation and enforcement. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

The PRC regulatory and enforcement regime with regard to data security and privacy is evolving and may be subject to different interpretations or significant changes without prior notice. In the event that any new development requires us to change our business operations relevant to data security, data privacy or cybersecurity in general, we cannot assure you that we can comply with such new requirements in a timely manner or at all. Rules in this regime include the PRC Data Security Law and the Personal Information Protection Law released in 2021, which posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures promulgated in December 2021 imposed potential additional restrictions on China-based overseas-listed companies like us. If future implementing rules of the Cybersecurity Review Measures mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. In September 2024, State Council released the Administrative Regulations on Cyber Data Security, which requires, among others, that a prior cybersecurity review should be required for cyber data processing activities which affects or may affect national security. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023, and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC law, Tuniu Corporation may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2022, 2023 and 2024, Tuniu Corporation did not make any capital contribution to our intermediate holding companies and subsidiaries. For the years ended December 31, 2022, 2023 and 2024, our intermediate holding companies and subsidiaries and the consolidated affiliated entities received no capital contribution or loan investment from Tuniu Corporation. The VIE and its subsidiaries repaid financing from external banks for their operations with the amount of RMB21.0 million for the year ended December 31, 2023, and obtained financing with the amount of RMB2.1 million for the years ended December 31, 2022 and RMB1.0 million for the year ended December 31, 2024.

The board of directors of Tuniu Corporation has declared a cash dividend of US$0.012 per ordinary share, or US$0.036 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 27, 2025. We cannot assure that we will pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIE

The following table presents the condensed consolidating schedules of financial position for the VIE and other entities as of the dates presented.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,144	176,273	1,173	200,399	—	378,989
Restricted cash	—	34,336	—	31,566	—	65,902
Short-term investments	—	427,847	—	350,043	—	777,890
Accounts receivable, net	—	7,972	—	33,661	—	41,633
Intercompany loan receivables (1)	—	189,758	—	—	(189,758)	—
Amounts due from entities within Tuniu (2)	7,122,440	4,446,086	110,848	459,609	(12,138,983)	—
Amounts due from related parties	—	15	—	9,500	—	9,515
Prepayments and other current assets	161	176,354	2,399	55,275	—	234,189
Total current assets	7,123,745	5,458,641	114,420	1,140,053	(12,328,741)	1,508,118
Non-current assets:
Long-term investments (3)	—	63,692	—	186,127	(40,000)	209,819
Property and equipment, net	—	39,463	483	17,533	—	57,479
Intangible assets, net (5)	—	59,561	—	23,347	(56,817)	26,091
Land use right, net	—	90,529	—	—	—	90,529
Operating lease right-of-use assets, net	—	101	—	12,383	—	12,484
Other non-current assets	—	4,169	5	51,786	—	55,960
Total non-current assets	—	257,515	488	291,176	(96,817)	452,362
Total assets	7,123,745	5,716,156	114,908	1,431,229	(12,425,558)	1,960,480
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	7,277	—	189,758	(189,758)	7,277
Accounts and notes payable	—	210,255	—	106,849	—	317,104
Amounts due to entities within Tuniu (2)	—	6,763,294	13,934	5,361,755	(12,138,983)	—
Amounts due to related parties	—	2,561	—	3,844	—	6,405
Salary and welfare payable	—	6,409	1,537	13,455	—	21,401
Taxes payable	—	2,156	480	1,669	—	4,305
Advances from customers	—	6,702	—	263,495	—	270,197
Operating lease liabilities, current	—	100	—	2,609	—	2,709
Accrued expenses and other current liabilities	4,286	23,689	19	301,487	—	329,481
Total current liabilities	4,286	7,022,443	15,970	6,244,921	(12,328,741)	958,879
Non-current liabilities:
Operating lease liabilities, non-current	—	1,043	—	4,305	—	5,348
Deferred tax liabilities	—	586	—	5,441	—	6,027
Long-term borrowings	—	10,395	—	—	—	10,395
Investment deficit in subsidiaries and the consolidated affiliated entities (4)	6,088,609	4,698,451	4,740,572	—	(15,527,632)	—
Total non-current liabilities	6,088,609	4,710,475	4,740,572	9,746	(15,527,632)	21,770
Total liabilities	6,092,895	11,732,918	4,756,542	6,254,667	(27,856,373)	980,649
Redeemable noncontrolling interests	—	27,200	—	—	—	27,200
Equity
Total Tuniu Corporation shareholders’ equity	1,030,850	(6,088,609)	(4,641,634)	(4,740,572)	15,470,815	1,030,850
Noncontrolling interests (3)	—	44,647	—	(82,866)	(40,000)	(78,219)
Total equity	1,030,850	(6,043,962)	(4,641,634)	(4,823,438)	15,430,815	952,631
Total liabilities, redeemable noncontrolling interests and equity	7,123,745	5,716,156	114,908	1,431,229	(12,425,558)	1,960,480

	As of December 31, 2024
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	12,592	351,538	1,014	99,860	—	465,004
Restricted cash	—	13,304	—	12,757	—	26,061
Short-term investments	—	212,070	1,041	219,712	—	432,823
Accounts receivable, net	—	14,789	—	28,524	—	43,313
Intercompany loan receivables (1)	—	181,090	—	—	(181,090)	—
Amounts due from entities within Tuniu (2)	7,109,706	4,446,086	110,180	289,753	(11,955,725)	—
Amounts due from related parties	—	—	—	752	—	752
Prepayments and other current assets	147	238,714	2,350	10,820	(16,588)	235,443
Total current assets	7,122,445	5,457,591	114,585	662,178	(12,153,403)	1,203,396
Non-current assets:
Long-term investments (3)	—	258,728	—	363,046	(87,733)	534,041
Property and equipment, net	—	17,829	540	15,806	(1,326)	32,849
Intangible assets, net(5)	—	43,045	—	20,382	(41,217)	22,210
Land use right, net	—	88,467	—	—	—	88,467
Operating lease right-of-use assets, net	—	4	—	9,262	—	9,266
Other non-current assets	—	5,990	145	13,073	—	19,208
Total non-current assets	—	414,063	685	421,569	(130,276)	706,041
Total assets	7,122,445	5,871,654	115,270	1,083,747	(12,283,679)	1,909,437
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	192,510	—	—	(192,474)	36
Accounts and notes payable	—	151,901	—	138,211	—	290,112
Amounts due to entities within Tuniu (2)	—	6,904,236	13,934	5,037,555	(11,955,725)	—
Amounts due to related parties	—	—	—	3,121	—	3,121
Salary and welfare payable	—	4,989	1,532	16,627	—	23,148
Taxes payable	—	2,473	429	2,158	—	5,060
Advances from customers	—	9,634	—	242,721	(5,204)	247,151
Operating lease liabilities, current	—	584	—	2,410	—	2,994
Accrued expenses and other current liabilities	661	42,886	94	278,393	—	322,034
Total current liabilities	661	7,309,213	15,989	5,721,196	(12,153,403)	893,656
Non-current liabilities:
Operating lease liabilities, non-current	—	295	—	1,385	—	1,680
Deferred tax liabilities	—	343	—	4,808	—	5,151
Long-term borrowings	—	—	—	—	—	—
Investment deficit in subsidiaries and the consolidated affiliated entities (4)	6,041,193	4,512,910	4,569,648	—	(15,123,751)	—
Total non-current liabilities	6,041,193	4,513,548	4,569,648	6,193	(15,123,751)	6,831
Total liabilities	6,041,854	11,822,761	4,585,637	5,727,389	(27,277,154)	900,487
Redeemable noncontrolling interests	—	—	—	—	—	—
Equity
Total Tuniu Corporation shareholders’ equity	1,080,591	(6,041,193)	(4,470,367)	(4,569,648)	15,081,208	1,080,591
Noncontrolling interests (3)	—	90,086	—	(73,994)	(87,733)	(71,641)
Total equity	1,080,591	(5,951,107)	(4,470,367)	(4,643,642)	14,993,475	1,008,950
Total liabilities, redeemable noncontrolling interests and equity	7,122,445	5,871,654	115,270	1,083,747	(12,283,679)	1,909,437

Selected Condensed Consolidating Statements of Comprehensive Loss Information

	For the Year Ended December 31, 2022
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	24,700	—	158,920	—	183,620
Intra-Tuniu revenues (5)	—	6,366	10,348	105,600	(122,314)	—
Total revenues	—	31,066	10,348	264,520	(122,314)	183,620
Total costs and expenses (5)	(3,593)	(118,547)	(20,194)	(298,226)	46,726	(393,834)
Loss from operations	(3,593)	(87,481)	(9,846)	(33,706)	(75,588)	(210,214)
Other income/(expenses) (5)	8,797	8,667	287	(12,944)	1,388	6,195
Investment in loss from subsidiaries and the consolidated affiliated entities (4)	(198,586)	(121,785)	(38,026)	—	358,397	—
Loss before income tax expense	(193,382)	(200,599)	(47,585)	(46,650)	284,197	(204,019)
Income tax (expense)/benefit	—	(437)	—	1,168	—	731
Equity in income/(loss) of unrelated affiliates	—	1,187	—	(895)	—	292
Net loss	(193,382)	(199,849)	(47,585)	(46,377)	284,197	(202,996)
Net loss attributable to noncontrolling interests	—	(1,263)	—	(8,351)	—	(9,614)
Net loss attributable to Tuniu Corporation	(193,382)	(198,586)	(47,585)	(38,026)	284,197	(193,382)

	For the Year Ended December 31, 2023
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	96,305	—	344,965	—	441,270
Intra-Tuniu revenues (5)	—	24,017	13,357	5,337	(42,711)	—
Total revenues	—	120,322	13,357	350,302	(42,711)	441,270
Total costs and expenses (5)	(3,790)	(229,113)	(17,546)	(352,779)	60,094	(543,134)
Loss from operations	(3,790)	(108,791)	(4,189)	(2,477)	17,383	(101,864)
Other income/(expenses) (5)	7,272	38,186	298	(42,968)	—	2,788
Investment in loss from subsidiaries and the consolidated affiliated entities (4)	(102,773)	(31,015)	(44,507)	—	178,295	—
Loss before income tax expense	(99,291)	(101,620)	(48,398)	(45,445)	195,678	(99,076)
Income tax (expense)/benefit	—	(2,046)	—	605	—	(1,441)
Equity in income/(loss) of unrelated affiliates	—	10	—	(590)	—	(580)
Net loss	(99,291)	(103,656)	(48,398)	(45,430)	195,678	(101,097)
Net loss attributable to noncontrolling interests	—	(883)	—	(923)	—	(1,806)
Net loss attributable to Tuniu Corporation	(99,291)	(102,773)	(48,398)	(44,507)	195,678	(99,291)

	For the Year Ended December 31, 2024
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	98,144	—	415,478	—	513,622
Intra-Tuniu revenues (5)	—	32,952	17,320	3,816	(54,088)	—
Total revenues	—	131,096	17,320	419,294	(54,088)	513,622
Total costs and expenses (5)	(1,590)	(268,579)	(17,003)	(335,987)	172,797	(450,362)
(Loss)/ income from operations	(1,590)	(137,483)	317	83,307	118,709	63,260
Other income/(expenses) (5)	13,513	13,761	25	96,927	(104,436)	19,790
Investment in income from subsidiaries and the consolidated affiliated entities (4)	65,251	186,999	172,384	—	(424,634)	—
Income before income tax expense	77,174	63,277	172,726	180,234	(410,361)	83,050
Income tax (expense)/benefit	—	(1,460)	—	623	—	(837)
Equity in income of unrelated affiliates	—	1,140	—	346	—	1,486
Net income	77,174	62,957	172,726	181,203	(410,361)	83,699
Net (loss)/ income attributable to noncontrolling interests	—	(2,294)	—	8,819	—	6,525
Net income attributable to Tuniu Corporation	77,174	65,251	172,726	172,384	(410,361)	77,174

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash (used in)/provided by transactions within entities within Tuniu	—	(12,896)	20,067	70,829	(78,000)	—
Net cash used in transactions with external parties	(2,205)	36,615	(28,839)	(148,562)	—	(142,991)
Net cash used in operating activities	(2,205)	(54,281)	(8,772)	(77,733)	(78,000)	(142,991)
Receipts of repayment from/(loans to) entities within Tuniu, net	70	128,626	(92,007)	—	(36,689)	—
Purchase of intangible assets with entities within Tuniu companies	—	(78,000)	—	—	78,000	—
Other investing activities	(1,059)	(232,150)	100,300	81,081	—	(51,828)
Net cash (used in)/provided by investing activities	(989)	(181,524)	8,293	81,081	41,311	(51,828)
Borrowings under loan from entities within Tuniu, net	—	—	—	(36,689)	36,689	—
Other financing activities	46	(2,632)	—	2,100	—	(486)
Net cash provided by/(used in) financing activities	46	(2,632)	—	(34,589)	36,689	(486)

	For the Year Ended December 31, 2023
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by/(used in) transactions within entities within Tuniu	—	3,173	18,989	(22,162)	—	—
Net cash provided by/(used in) transactions with external parties	313	(75,942)	(25,629)	356,336	—	255,078
Net cash provided by/(used in) operating activities	313	(72,769)	(6,640)	334,174	—	255,078
Receipts of repayment from entities within Tuniu, net	—	88,432	4,194	—	(92,626)	—
Purchase of intangible assets with entities within Tuniu	—	—	—	—	—	—
Other investing activities	(450)	83,623	2,700	(67,183)	—	18,690
Net cash (used in)/provided by investing activities	(450)	172,055	6,894	(67,183)	(92,626)	18,690
Borrowings under loan from entities within Tuniu, net	—	—	—	(92,626)	92,626	—
Other financing activities	9	(1,588)	—	(21,000)	—	(22,579)
Net cash provided by/(used in) financing activities	9	(1,588)	—	(113,626)	92,626	(22,579)

	For the Year Ended December 31, 2024
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by/(used in) transactions within entities within Tuniu	—	26,492	18,359	(44,851)	—	—
Net cash provided by/(used in) transactions with external parties	6,015	(62,236)	(18,168)	170,670	—	96,281
Net cash provided by/(used in) operating activities	6,015	(35,744)	191	125,819	—	96,281
Receipts of repayment from entities within Tuniu, net	—	105,982	690	—	(106,672)	—
Purchase of intangible assets with entities within Tuniu	—	—	—	—	—	—
Other investing activities	2,725	(36,566)	(1,041)	61,543	—	26,661
Net cash provided by/(used in) investing activities	2,725	69,416	(351)	61,543	(106,672)	26,661
Borrowings under loan from entities within Tuniu, net	47,672	—	—	(154,344)	106,672	—
Other financing activities	(44,862)	(30,117)	—	1,000	—	(73,979)
Net cash provided by/(used in) financing activities	2,810	(30,117)	—	(153,344)	106,672	(73,979)
(1)	It represents the elimination of intercompany loan provided by other subsidiaries to the VIE and its subsidiaries.
(2)	It represents the elimination of the intercompany balances among Tuniu Corporation, other subsidiaries, primary beneficiary of the VIE, and the VIE and its subsidiaries.
(3)	The VIE invested in a subsidiary of other subsidiaries and measured at cost, and such investment is eliminated with noncontrolling interests of other subsidiaries.
(4)	It represents the elimination of the investments among Tuniu Corporation, other subsidiaries, primary beneficiary of the VIE, and the VIE and its subsidiaries.
(5)	It represents the elimination of the intercompany transactions at the consolidation level, as follows:

Charges to the VIE

(i)	Technology consulting service fees, platform service fees and group management fees charged by other subsidiaries and the primary beneficiary of the VIE to the VIE and its subsidiaries, in aggregate amounting to RMB6.2 million, RMB41.3 million and RMB48.2 million for the years ended 2022, 2023 and 2024, respectively. These charges are recognized as operating expenses by the VIE and its subsidiaries.

(ii)	Revenue was recognized by other subsidiaries for interest on loans to the VIE and its subsidiaries, in the amounts of RMB1.4 million, nil and nil for the years ended 2022, 2023 and 2024, respectively. These charges are recognized as interest expense by the VIE and its subsidiaries.

Charges by the VIE

(i)	Royalty fees charged by the VIE and its subsidiaries to other subsidiaries and the primary beneficiary of the VIE for the usage of software owned by the VIE and its subsidiaries in the amounts of RMB27.6 million, RMB5.3 million and RMB3.8 million for the years ended 2022, 2023 and 2024, respectively. These charges are recognized as operating expenses by the other subsidiaries and the primary beneficiary of the VIE.

Charges between other entities

(i)	Group management fees charged by the primary beneficiary of the VIE to other subsidiaries in the Tuniu.

Purchase of intangible assets from VIE

(i)	Software copyrights transferred from the VIE and its subsidiaries to other subsidiaries amounting to RMB78.0 million for the year ended 2022. These software copyrights are recognized as intangible assets by the other subsidiaries and subsequently amortized on a straight-line basis over their estimated useful lives of 5 years.

Transfers of Cash Within Tuniu

Transfer of cash do not necessarily equal amounts charged, due to the timing of payments. The following is a summary of cash transfers that have occurred between our subsidiaries and the VIE and its subsidiaries (in thousands):

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid by our subsidiaries to the VIE and its subsidiaries for royalties	5,776	7,731	4,045
Cash paid by the VIE and its subsidiaries to our subsidiaries under service agreements	(8,169)	(11,604)	(32,780)
Cash paid by the VIE and its subsidiaries to our subsidiaries for intra-Tuniu financing	(36,759)	(92,626)	(154,344)
Cash received by the VIE and its subsidiaries from our subsidiaries for intra-Tuniu financing	—	—	—
Cash paid by our subsidiaries to the VIE and its subsidiaries for purchase of intangible assets	(78,000)	—	—

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

Risks Related to Our Corporate Structure

●	Tuniu Corporation is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the industries we operate in, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, the VIE, and investors of Tuniu face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Nanjing Tuniu and its shareholders for the operation of our business, which may not be as effective as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. If we are unable to direct the activities of and derive economic benefits from the VIE, we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results.”
●	Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. Consequently, we conduct our businesses that are subject to restrictions under PRC value-added telecommunications laws and regulations primarily through the VIE. If the VIE structure, the businesses of our company, our PRC subsidiaries or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, we could be subject to severe penalties, including but not limited to revoking licenses necessary to conduct our business, shutting down of our online platform, discontinuing or placing restrictions or onerous conditions on our operations and requiring us to undergo a costly and disruptive restructuring, which would in turn materially and adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform, and our ADSs may decline in value or become worthless.”
●	Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.”

Risks Related to Doing Business in China

●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.” The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Any failure to obtain or delay in obtaining such approval for our offshore offerings, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” t and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Risks Related to Our Business and Industry

●	Declines or disruptions in the leisure travel industry may materially and adversely affect our business and results of operations.
●	We face risks related to natural disasters and health epidemics.
●	If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or retain existing customers, and our business, financial condition and results of operations could suffer.
●	Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

●	We incurred losses in the past and may not be able to maintain profitability.
●	We face intense competition and may not be able to compete successfully against existing and new competitors.
●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
●	If we are unable to maintain existing relationships with travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer.
●	We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

Risks Related to our ADSs and Class A Ordinary Shares

●	Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.
●	The trading price of our ADSs have fluctuated and may continue to be volatile regardless of our operating performance.
●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	The sale or availability for sale of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their market price.

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

Relatedly, On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024, to supersede the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version). Pursuant to the 2024 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial conditions and business prospects may be adversely and materially affected.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023, and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet, tourism,and related business and companies.

The PRC government regulates the internet, tourism and related industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These laws and regulations in relation to internet and tourism are evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

●	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including online information services.
●	The licensing requirements relating to the internet business in China are rapidly evolving and are therefore subject to uncertainties. This means that permits, licenses or operations at some of our PRC subsidiaries and the consolidated affiliated entities may be subject to challenges, or we may not be able to obtain or renew certain permits or licenses. Violation of the laws and regulations governing these licenses, approvals, filings or qualifications may result in penalties and even suspension or revocation of the licenses, approvals, filings or qualifications. Failure to obtain, maintain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, we have not obtained the internet audio-visual program transmission license for providing the internet audio-visual program services and content on our platform in China, for which we are not qualified to apply, because the current applicable laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. In addition, we have not completed filing for distributing publications and providing live streaming services on our platform.
●	New laws and regulations may be promulgated to regulate internet activities, including online advertising and internet cultural activities. Other aspects of our online operations may be further regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

●	The PRC Tourism Law and the Measures for the Administration of the Overseas Tours of Chinese Citizens promulgated by the State Council impose stringent restrictions on tour operators, pursuant to which, tour operators are prohibited from arranging compulsory shopping or other activities which charge additional fees on top of the contract prices that the tourist has already paid, unless it is agreed upon by both parties through consultation or requested by the tourist and does not affect the itinerary of other tourists. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Travel Companies.” If travel suppliers fail to comply with these restrictions, our reputation and brand may be negatively affected.
●	The PRC E-Commerce Law strengthens the regulation of e-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the PRC E-Commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumer to opt out of search results targeting his or her personally characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sale of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain business license and other applicable licenses as required, and disclose information of such license at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc. Since the promulgation of the PRC E-Commerce Law, the PRC government has promulgated implementation rules and opinions governing the e-commerce industry, including measures governing the administration of payment institutions’ foreign exchange related services provided to e-commerce operators and consumers, as well as guiding opinions on data interconnection and sharing between enterprises of express delivery and e-commerce industries, and the Measures for the Supervision and Administration of Online Trading which impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. Among other things, the Measures for the Supervision and Administration of Online Trading specify typical examples of unreasonable restrictions or conditions imposed by e-commerce platform operators on transactions concluded on their platforms and require e-commerce platform operators to verify and update each merchant’s profile on a regular basis and monitor registration status of their market participants. See also “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Transaction Platform Operators.” We have adopted the required measures to keep our current practice in line with the requirements under the PRC E-Commerce Law and its implementation rules. However, the competent PRC government authorities may promulgate further implementation rules under the PRC E-Commerce Law and may deem our current measures insufficient under the PRC E-Commerce Law and its implementation rules. If we are required to adopt additional measures to comply with the PRC E-Commerce Law and its implementation rules, our compliance cost would increase significantly, and our business and results of operations will be materially and adversely affected.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet and tourism industrires have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 to 2022, and the global macroeconomic environment still faces numerous challenges after 2022. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population has begun to decline since 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect the leisure travel industry and our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our users and business partners may reduce or delay spending with us, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

The current tensions in international trade and rising political tensions, may adversely impact our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. The possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as recently reported in the media, creates uncertainty regarding our ability to maintain our Nasdaq listing. Any further escalation of international tensions may have a negative impact on the general, economic, political, and social conditions of the countries where we operate and, in turn, adversely impact our business, financial condition, and results of operations.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, STA Circular 82, which was issued in April 2009 and was amended in December 2017 by the State Taxation Administration specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to STA Circular 82, the State Taxation Administration issued STA Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of STA Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” STA Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

The PRC government agencies have in recent years strengthened enforcement under a number of PRC laws and regulations including anti-monopoly and unfair competition laws and regulations. In addition to the PRC Anti-Monopoly Law amended in 2022, these include the PRC Anti-Unfair Competition Law and its interpretations issued in 2022, the Interim Measures on Online Anti-unfair Competition, which came into effect in September 2024, the Guidelines on Anti-Monopoly Issues in Platform Economy published in 2021, the Provisions on the Prohibition of Monopoly Agreements released in 2023 and the Provisions on the Review of Concentration of Undertakings released in 2024. These laws and regulations set forth the merger control review process, impose filing requirements with the anti-monopoly authority and provide for penalties for failing to meet such requirements.

Due to the uncertainties associated with the new and evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, complying with the requirements of the amended PRC Anti-Monopoly Law, M&A Rules, merger control review rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete merger transactions, which could affect our ability to expand our business or maintain our market share. On December 25, 2024, the National People’s Congress published the Draft Amendment to the PRC Anti-unfair Competition Law for public comments, which proposes to impose more obligations on platform operators, requiring platform operators to incorporate fair competition provisions in their platform service agreements and transaction rules and take necessary measures to promptly prohibit operators’ unfair competition practices on their platforms, and prohibiting platform operators from forcing operators on their platforms to sell goods at prices below cost. The SAMR, together with certain other PRC government authorities have been active in their oversight and the establishment of long-term mechanisms for fair market competition in the consumption industry.

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

We and our PRC employees who have been granted share options are subject to these regulations. Beijing Tuniu has registered with the Beijing Branch of SAFE as an agent in connection with an incentive compensation plan adopted by us in 2008, or the 2008 Plan, and a separate incentive compensation plan adopted by us in 2014, or the 2014 Plan, which was amended in November 2023 to extend the expiration date of the 2014 Plan from April 2023 to April 2034. We have advised our employees and directors participating in our share incentive plans to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that the share option holders can successfully register with SAFE in full compliance with the Stock Option Rules for material changes of the granted share options. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations or comply with other related PRC regulations in the process may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The Enterprise Income Tax Law and its implementation rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The Enterprise Income Tax Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 and successfully obtained its third renewal of such a certificate in December 2022, which expires in 2025. Tuniu Nanjing Information Technology originally obtained its HNTE certificate in 2017 and successfully obtained its second renewal of such a certificate in December 2023, which expires in 2026. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology were eligible to enjoy a preferential tax rate of 15% in 2024 to the extent that they have taxable income under the Enterprise Income Tax Law, as long as they maintain the HNTE qualifications and duly conduct the enterprise income tax filing procedures with the tax authorities. If Nanjing Tuniu and Tuniu Nanjing Information Technology fail to maintain or renew their HNTE qualifications when their current terms expire, they will lose the current preferential tax treatments and their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations. Beijing Tuniu originally obtained its HNTE certificate in 2018, which expired in 2020. As a result, the applicable enterprise tax rate for Beijing Tuniu has been restored to 25% since 2021. However, since Beijing Tuniu has large amount of accumulated loss in previous years, the increased enterprise income tax rate would not result in an immediate adverse effect on our financial condition.

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

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrences of travel-related accidents, outbreaks of other contagious diseases, natural disasters and extreme unexpected bad weather, terrorist attacks and political unrest. The travel industry was negatively affected by the outbreak and spread of the COVID-19 pandemic across the world from 2020 to 2022, which had a negative impact on our target customers. See “— We face risks related to natural disasters and health epidemics.” In addition, our overseas leisure travel business may be negatively affected by any adverse changes in the visa policies of foreign countries that makes it difficult for Chinese nationals to obtain tourist visas. Terrorist attacks or threats of terrorist attacks, political unrest, wars, the imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the Russia-Ukraine conflict and the Hamas-Israel conflict negatively impacted travel demand for the tours to the affected regions. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

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

We incurred losses in the past and may not be able to maintain profitability.

We historically incurred net losses, including net losses of RMB203.0 million and RMB101.1 millioin 2022 and 2023, respectively. Our such net losses were partially attributable to the COVID-19 pandemic and impairment of goodwill. We recorded net profit of RMB83.7million in 2024. However, we cannot assure that we will be able to maintain profitability. Our ability to achieve profitability is also affected by various factors that are beyond our control. For example, our revenues and profitability depend on the development of the online leisure travel industry in China and consumers’ preference to make travel bookings online. We cannot assure you that the online travel-booking market in China will grow to exceed its current market size or that consumers will further increase their spending on online leisure travel booking. Factors negatively affecting travel suppliers’ profitability will in turn adversely affect our financial condition and results of operations. If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

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

The Administrative Regulations on Cyber Data Security, or the Cyber Data Security Regulations, which came into effect in January 2025 requires companies to identify and report the type of important data involved in their business. This new regulation, along with the Data Security Law which took effect in September 2021, impose additional obligations on important data processors, including designating and specifying persons and management bodies responsible for data security, implementing regular data security risk assessment and other data protection measures, and submitting annual risk assessment reports to relevant authorities. Furthermore, the Cyber Data Security Regulations require that cyber data processors conducting data processing activities that affect or may affect national security shall undergo a national security review in accordance with the relevant regulations. However, these regulations provides no further explanation or interpretation for “affect or may affect national security”. Considering the type and nature of the personal information we gather is of relatively low national security significance, the risk of us being required to undertake national review under the Data Security Regulations is relatively low. However, we cannot assure you that relevant governmental authorities will not interpret the laws and regulations in ways that may negatively affect us. Failure to comply with these requirements under the aforementioned regulations could subject us to penalties, including fines, suspension of business, revocation of required licenses and civil or even criminal liabilities.

The impact of many of the data-related legislations remains unpredictable as they are relatively new and certain concepts thereunder are subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures remain unclear on whether the requirements will be applicable to us or other companies already listed in the United States. If the Cybersecurity Review Measures mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our businesses and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

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

We are subject to the Sarbanes-Oxley Act of 2002, or SOX. Section 404 of the SOX requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SOX. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

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

We adopted the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” As of February 28, 2025, there were options to acquire 3,201,096 Class A ordinary shares outstanding under the 2008 Plan, and options to acquire 31,938,510 Class A ordinary shares and 56,349 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

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

For example, on January 9, 2024, we received a written notification from the Listing Qualifications Department of Nasdaq, notifying us that we no longer meet the Nasdaq minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). On June 5, 2024, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of our ADSs had been at $1.00 per ADS or greater for 10 consecutive business days, and we had regained compliance with Nasdaq Listing Rule 5450(a)(1), the Nasdaq minimum bid price requirement, and the matter was closed. On August 6, 2024, we received another written notification from the Listing Qualifications Department of Nasdaq, notifying us that we no longer meet the Nasdaq minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). On October 16, 2024, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of our ADSs had been at $1.00 per ADS or greater for 10 consecutive business days, and we had regained compliance with Nasdaq Listing Rule 5450(a)(1), the Nasdaq minimum bid price requirement, and the matter was closed.

However, there can be no assurance that we remain in compliance with the Nasdaq Global Market continued listing requirements going forward. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 4.99% of our outstanding ordinary shares as of February 28, 2025, representing 34.44% of our total voting power. As of February 28, 2025, our directors and officers beneficially own an aggregate of 61.9% of our outstanding shares representing 61.3% of our total voting power.

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

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of February 28, 2025, we had 348,079,154 ordinary shares outstanding, comprising (i) 330,705,654 Class A ordinary shares (excluding 21,043,338 Class A ordinary shares, represented by 7,014,446 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,373,500 Class B ordinary shares. Among these shares, 140,096,997 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares and/or ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our Class A ordinary shares and/or ADSs to decline.

We believe that we were a passive foreign investment company for United States federal income tax purposes for the taxable year ended December 31, 2024, which could result in adverse United States federal income tax consequences to U.S. Holders of the ADSs or ordinary shares.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income, or the income test, or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we treat the consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we direct the activities of their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters Pursuant to Choice of Court Agreements between the Parties Concerned, or the 2006 Arrangement. Under the 2006 Arrangement, where any designated mainland China court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case pursuant to a “choice of court” agreement in writing, any party concerned may apply to the relevant mainland China court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement establishes a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between mainland China and the Hong Kong Special Administrative Region. Under the 2019 Arrangement, a “choice of court” agreement in writing is no longer required for bilateral judgment recognition and enforcement. The 2019 Arrangement came into effect on January 29, 2024. According to the 2019 Arrangement, any party concerned may apply to the relevant mainland China court or Hong Kong court for recognition and enforcement of the effective judgments in civil and commercial cases subject to the conditions set forth in the 2019 Arrangement. As the 2019 Arrangement took effect recently, there are still uncertainties about the outcome and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

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

It remains unclear if we will pay dividends in the foreseeable future.

Our board of directors has declared a cash dividend of US$0.012 per ordinary share, or US$0.036 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 27, 2025. However, it remains unclear if we will pay cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deem relevant. Accordingly, for holders of our ADSs, realization of a gain on their investment may be dependent on the price appreciation of our ADSs, which may never occur.

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

From 2016 to 2019, we acquired controlling interests in several offline travel agencies and an online travel agency to further expand our overseas tourism market and promote our destination service. In 2022, we disposed the controlling interests in these subsidiaries and retained non-controlling interests in the same subsidiaries after the disposals. As a result of these disposals, we recognized a disposal gain of RMB65.0 million in 2022. As of December 31, 2024, we received proceeds of RMB1.0 million (US$0.1 million) with an unpaid amount of RMB5.6 million (US$0.8 million), which we expect to receive by 2027.

In November 2020, JD.com E-commerce (Investment) Hong Kong Corporation Limited transferred 12,436,780 Class A ordinary shares of our company to Hopeful Tourism Limited, a subsidiary of Caissa Sega Tourism Culture Development Group Co., Ltd., or Caissa Group, and JD.com Investment Limited transferred all its shares in Fabulous Jade Global Limited, which held 65,625,000 Class A ordinary shares of our company, to Hopeful Tourism Limited, pursuant to a share purchase agreement. As a result of the share transfer, Caissa Group beneficially owned 78,061,780 Class A ordinary shares. In December 2023, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited, Hopeful Tourism Limited, Caissa Group and Fabulous Jade Global Limited entered into a termination agreement, pursuant to which the parties agreed to terminate the share purchase agreement and agreed for the 78,061,780 Class A ordinary shares then beneficially owned by Hopeful Tourism Limited to be returned and transferred to JD.com Investment Limited.

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

Our principal executive offices are located at 6, 8-12th floor, building 6-A, Juhuiyuan, NO. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210023, the People’s Republic of China. Our telephone number at this address is +86 (25) 8685-3969. Our registered office in the Cayman Islands is located at International Corporation Services Ltd, P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process and authorized representative in the United States in connection with each of the registration statement on Form S-8 (File No. 333-198111 and File No. 333-251283) and registration statement on Form F-6 (File No. 333-195515) is Cogency Global, Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

Financial Services

We operate small online credit companies which historically offered a range of financial services to complement our core leisure travel business, including travel financing products for travellers, loans for travel suppliers and cash lending services. We recently adjusted our business operations and reduced the scale of our financial services. At present, we provide loans for travel suppliers and cash lending services.

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

While our offline advertising plays an important role in promoting our brand image, we complement our branding campaigns through mobile and online channels. We promote our mobile app through advertisements in the mobile app store and various display advertisements. We have also entered into agreements with a number of search engines, pursuant to which we have purchased travel-related keywords or directory links that direct users to our website. In addition, our presence in online social media such as WeChat and Weibo helps us maintain engagement with our targeted customers.

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

In April 2020, we launched our live streaming shows to promote our own products. This online marketing format is popular for both product sales and content offerings, such as the introduction of products and destinations. We have developed our live streaming shows mainly via third-party platforms. In 2022, we established our own MCN agency. Our live streaming shows are mainly conducted and hosted by our employees. In addition, we also collaborate with external agencies that run live streaming sessions in their own channels to promote and sell our products.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2024, we had 165 registered computer software copyrights, 29 registered patent and 27 registered artwork copyrights in China. In addition, as of December 31, 2024, we had 92 registered domain names that were material to our business, including tuniu.com, and 498 registered trademarks, including 途牛 (the Chinese characters of Tuniu).

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

According to the PRC Foreign Investment Law and its implementation rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means entry management measures for foreign investment’s access to specific fields or industries. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields must comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2024 Negative List and the Encouraged Industry Catalog for Foreign Investment (2022 version), which were promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effect in January 2023 and November 2024, respectively. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally regarded as restricted fields to foreign investment pursuant to the 2024 Negative List, and we conduct business operations in restricted fields through the VIE.

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

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council in December 2001 and amended most recently in March 2022, unless otherwise provided for by the state, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. For example, the 2024 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses. Pursuant to the Notice regarding the Strengthening of Ongoing and Post Supervision of Foreign Invested Telecommunication Enterprises issued by the Ministry of Industry and Information Technology in October 2020, foreign investors are no longer subject to the Ministry of Industry and Information Technology pre-approval requirements, but foreign invested telecommunications enterprises are still required to submit foreign investor qualification materials to the Ministry of Industry and Information Technology when applying for new telecommunication operating permits or amended permits. Since further implementing rules with respect to the above new policies on foreign investment in value-add telecommunications services have yet to been promulgated, significant uncertainties exist with respect to their interpretation and implementation by authorities in practice.

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

On September 24, 2024, the State Council released the Cyber Data Security Regulations, which came into into effect on January 1, 2025. The Cyber Data Security Regulations applies to cyber data processing activities conducted within China and has extraterritorial effects under specific circumstances. The Cyber Data Security Regulations serves as a joint implementation regulation of the Data Security Law and the Personal Information Protection Law. It consolidates and integrates various obligations of different types of cyber data processors, including general obligations of cyber data processors, obligations of personal information processors, obligations of key data processors, and obligations of network platform service providers. The Cyber Data Security Regulations stipulates that cyber data processors should standardize data processing activities, implement cybersecurity level protection measures, establish network data security management systems, and develop cyber data security incident emergency plans. Furthermore, the Cyber Data Security Regulations refines the provisions of the Personal Information Protection Law on notification, consent, and individual exercise of rights. The regulations also clarify the obligations that cyber data processors should also fulfill when processing the personal information of more than 10 million people, such as designating and specifying persons and management bodies responsible for data security.

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

The Opinions on Regulating Online Live Streaming Tipping to Strengthen the Protection of Minors were promulgated on May 7, 2022, and require, among others, online platforms to establish special customer service team for minors to prioritize the handling of complaints and disputes related to minors, and timely refund the tipping from minors using adults’ accounts. Furthermore, on June 8, 2022, the National Radio and Television Administration and the Ministry of Culture and Tourism promulgated the Code of Conduct for Online Streamers, further providing that online streamers shall not use minors or minor characters to conduct non-advertising commercial promotions, performance or as gimmicks to obtain commercial or improper benefits, and shall protect the legitimate rights and interests of minors.

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

Pursuant to the currently effective 2024 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, which were most recently amended in March 2022. In June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which has been amended from time to time. Under these regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously, or an offender wanted by the public security authority.

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation, which has been most recently amended in December 2024, requiring hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which has been most recently amended in 2017, requiring, hotel operators to establish hygiene administration systems and keep records of hygiene administration starting from May 1, 2011. In February 2009, the Standing Committee of the National People’s Congress enacted the Food Safety Law, which has been most recently amended in 2021, requiring any hotel that provides food to obtain a food service license.

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

Regulations on Travel Companies

The travel industry is subject to the supervision of the Ministry of Culture and Tourism and its local counterparts. The current principal regulations governing travel companies in China include: (i) the Regulations on Travel Companies, issued by the State Council in February 2009, as amended, (ii) implementation rules for the Regulations on Travel Companies, promulgated in April 2009 and amended in December 2016, (iii) the PRC Tourism Law issued by the Standing Committee of the National People’s Congress in 2013, and most recently amended in 2018, and (iv) the Measures for the Administration of the Overseas Tours of Chinese Citizens, issued by the State Council in 2002, and amended in 2017. Under these regulations, a travel company must obtain a license from the Ministry of Culture and Tourism to conduct cross-border travel business and a license from the provincial-level culture and tourism administration to conduct domestic travel company business.

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

The Regulations for the Implementation of PRC Consumer Protection Law, hereinafter referred to as the “Consumer Protection Law Implementation Regulations”, promulgated by the State Council, which became effective on July 1, 2024, mainly provides detailed provisions on the obligations specified in the Consumer Protection Law, including ensuring consumers’ personal and property safety, handling defective products, prohibiting false advertising, marking prices clearly, using standardized terms, fulfilling quality guarantee responsibilities, and protecting consumers’ personal information, among the others. For example, business operators are required to ensure that their business premises and facilities meet safety standards for personal and property protection and implement necessary safety measures. Business operators must provide consumers with true and comprehensive information about goods or services in an easily understandable manner. Business operators are prohibited from engaging in deceptive or misleading advertising through methods such as fabricating the operator’s qualifications, credentials, or honors, fabricating trade information or operational data, or altering, fabricating, or concealing user reviews. Regarding online consumption, operators are prohibited from using technical means to force or indirectly force consumers to purchase goods or accept services, or to restrict consumers’ability to choose products or services offered by other operators. They are also prohibited from setting different prices or charging standards for the same goods or services under equivalent trading terms without the consumers’ knowledge.

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

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The State Intellectual Property Office is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2024, we had 498 registered trademarks in different applicable trademark categories and were in the process of applying to register 12 trademarks in China.

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

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology in August 2017 and effective on November 2017. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under the supervision of which the China Internet Network Information Center is responsible for the daily administration of .cn domain names and Chinese domain names. The Ministry of Industry and Information Technology issued the Administrative Measures on Internet Domain Name on August 14, 2017 and then the China Internet Network Information Center issued the Rules for the Implementations of the Registration of State Top-Level Domain Name on June 18, 2019, which set forth basic rules for registration of domain names. The China Internet Network Information Center adopts the “first to file” principle with respect to the registration of domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services to further regulate the use of domain names in internet information services. As of December 31, 2024, we had 92 registered domain names, including www.tuniu.com.

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

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2024, we had 165 registered computer software copyrights in China.

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, which took effect on the same day and was further amended on December 4, 2023. This circular, as amended, allows foreign-invested enterprises of non-investment nature to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts.

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

In 2022, 2023 and 2024, we received service fees of RMB6.2 million, RMB41.3 million and RMB48.2 million (US$6.6 million), respectively, from the consolidated affiliated entities, which were eliminated on consolidated financial statements.

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

A.Operating Results

Overview

We are an online leisure travel company in China that generates revenue from packaged tours and travel-related services for leisure travelers. We generated net revenues of RMB183.6 million, RMB441.3 million and RMB513.6 million (US$70.3 million) in 2022, 2023 and 2024, respectively. We recognize revenues from most organized tours on a net basis as a result of our role as an agent that provides tour book services to tour operators and travellers under our organized tour arrangements with tour operators. We recognize revenues on a gross basis for business arrangements under which we take substantive inventory risks and for our own local tour operators in which we act as a principal. We had a net loss of RMB203.0 million, RMB101.1 million and a net income of RMB83.7 million (US$11.5 million) in 2022, 2023 and 2024, respectively. We generally collect payments from our customers upon contract confirmation before we pay travel suppliers. Our net cash used in operating activities was RMB143.0 million for the years ended December 31, 2022, and our net cash provided by operating activities was RMB232.8 million and RMB96.3 million (US$13.2 million) for the year ended December 31, 2023 and 2024 respectively.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues were RMB94.1 million, RMB147.6 million and RMB155.6 million (US$21.3 million) in 2022, 2023 and 2024, respectively, representing 51%, 33% and 30% of our revenues, respectively. Our operating expenses were RMB299.8 million, RMB395.6 million and RMB294.8 million (US$40.4 million) in 2022, 2023 and 2024, respectively, representing 163%, 90% and 57% of our revenues, respectively. The costs and expenses were affected by the level of spending associated with our business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives, technology, product development and administrative personnel, such as share-based compensation. While we have substantially recovered from the impact of the COVID-19 pandemic, our financial condition for 2020, 2021 and 2022 was affected by the downturn in the travel industry and general economy associated with the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters and health epidemics.” We have resumed normalized operations in 2023.

Selected Income Statement Items

Revenues

We generate revenues primarily from sales of packaged tours, which consist of organized tours and self-guided tours. The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	70,314	38.3	333,357	75.5	407,462	55,822	79.3
Others	113,306	61.7	107,913	24.5	106,160	14,544	20.7

Net revenues	183,620	100.0	441,270	100.0	513,622	70,366	100.0

Packaged tours. Packaged tours consist of organized tours and self-guided tours. In 2022, 2023 and 2024, revenues from sales of packaged-tours were RMB70.3 million, RMB333.4 million and RMB407.5 million (US$55.8 million), respectively. Under the organized tour arrangements with the tour operators, our role is an agent that provides tour booking services to the tour operators and travellers. Among the organized tours, revenues under arrangements for which we undertake substantive inventory risk were nil, nil and nil, respectively, and revenues for our own local tour operator business were RMB32.3 million, RMB100.1 million and RMB108 million (US$14.8 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Revenues from packaged tours were recognized when the tours depart, except for revenues from our own local tour operator business in which we act as principal, which were recognized over time during the period of packaged tours. Our revenues from packaged tours decreased by 77.0% to RMB70.3 million (US$9.9 million) in 2022, increased by 374% to RMB333.4 million in 2023, and increased by 22.2% to RMB407.5 million (US$55.8 million) in 2024.

Others. Other revenues were RMB113.3 million, RMB107.9 million and RMB106.2 million (US$14.5 million) in 2022, 2023 and 2024, respectively. Our other revenues are primarily generated from (i) service fees received from insurance companies, (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB46.3 million, RMB44.6 million and RMB47.9 million (US$6.56 million) for the years ended December 31, 2022, 2023 and 2024, respectively, (iii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB12.2 million, RMB27.6 million and RMB31.3 million (US$4.29 million) for the years ended December 31, 2022, 2023 and 2024, respectively and (iv) sales of merchandises, whereas we are acting as a principal in these transactions and are responsible for fulfilling the promise to provide the specified merchandises, for which revenue is recognized on gross basis with revenue recognized of RMB15.2 million, RMB6.3 million and RMB7.9 million (US$1.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Cost of Revenues

Our cost of revenues accounted for 51.2%, 33.4% and 30.3% as percentages of our net revenues in 2022, 2023 and 2024, respectively.

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

Operating Expenses

Our operating expenses were RMB299.8 million, RMB395.6 million and RMB294.8 million (US$40.4 million) in 2022, 2023 and 2024, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses:
Research and product development	(50,799)	(27.7)	(56,974)	(12.9)	(52,682)	(7,217)	(10.3)
Sales and marketing	(103,617)	(56.4)	(117,706)	(26.7)	(180,321)	(24,704)	(35.1)
General and administrative	(108,935)	(59.3)	(113,221)	(25.7)	(87,657)	(12,009)	(17.1)
Impairment of goodwill	(112,102)	(61.0)	(114,661)	(26.0)	—	—	(0.0)
Other operating income	75,685	41.2	7,009	1.6	25,888	3,547	5.0

Total operating expenses	(299,768)	(163.2)	(395,553)	(89.6)	(294,772)	(40,383)	(57.4)

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses were RMB50.8 million, RMB57.0 million and RMB52.7 million (US$7.2 million) in 2022, 2023 and 2024, respectively.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel, office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses were RMB103.6 million, RMB117.7 million and RMB180.3 million (US$24.7 million) in 2022, 2023 and 2024, respectively.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation, bad debt and other expenses related to our administrative function. General and administrative expenses were RMB108.9 million, RMB113.2 million and RMB87.7 million (US$12.0 million) in 2022, 2023 and 2024, respectively.

Impairment of goodwill. Impairment of goodwill is recognized for the amount by which the carrying amount of our net assets exceeds the fair value of reporting unit. Impairment of goodwill was RMB112.1 million, RMB114.7 million and nil in 2022, 2023 and 2024, respectively.

Other operating income. Other operating income relates primarily to gain on disposals of subsidiaries, government subsidies and tax refunds that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 41.2%, 1.6% and 5.0% of our net revenues in 2022, 2023 and 2024, respectively.

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

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	70,314	38.3	333,357	75.5	407,462	55,822	79.3
Others	113,306	61.7	107,913	24.5	106,160	14,544	20.7

Net revenues	183,620	100.0	441,270	100.0	513,622	70,366	100.0

Cost of revenues	(94,066)	(51.2)	(147,581)	(33.4)	(155,590)	(21,316)	(30.3)

Gross profit	89,554	48.8	293,689	66.6	358,032	49,050	69.7
Operating expenses:
Research and product development	(50,799)	(27.7)	(56,974)	(12.9)	(52,682)	(7,217)	(10.3)
Sales and marketing	(103,617)	(56.4)	(117,706)	(26.7)	(180,321)	(24,704)	(35.1)
General and administrative	(108,935)	(59.3)	(113,221)	(25.7)	(87,657)	(12,009)	(17.1)
Impairment of goodwill	(112,102)	(61.0)	(114,661)	(26.0)	—	—	(0.0)
Other operating income	75,685	41.2	7,009	1.6	25,888	3,547	5.0

Loss from operations	(210,214)	(114.4)	(101,864)	(23.1)	63,260	8,667	12.3
Other income/(expenses):
Interest and investment income	27,181	14.8	5,689	1.3	19,866	2,722	3.9
Interest expense	(4,912)	(2.7)	(3,525)	(0.8)	(3,320)	(455)	(0.6)
Foreign exchange gains/(losses), net	(22,210)	(12.1)	(6,483)	(1.5)	(6,837)	(937)	(1.3)
Other income, net	6,136	3.3	7,107	1.6	10,081	1,381	2.0

Loss before income tax expense	(204,019)	(111.1)	(99,076)	(22.5)	83,050	11,378	16.2
Income tax (expense)/benefit	731	0.4	(1,441)	(0.3)	(837)	(115)	(0.2)
Equity in income/(loss) of affiliates	292	0.2	(580)	(0.1)	1,486	204	0.3

Net (loss)/income	(202,996)	(110.5)	(101,097)	(22.9)	83,699	11,467	16.3

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues. Net revenues were RMB441.3 million and RMB513.6 million (US$70.3 million) in 2023 and 2024, respectively.

●	Revenues from packaged tours. Revenues from packaged tours increased by 22.2% from RMB333.4 million in 2023 to RMB407.5 million (US$55.8 million) in 2024, primarily due to the growth of organized tours as a result of increasing travel demands after the COVID-19 pandemic.
●	Other revenues. Other revenues decreased by 1.6% from RMB107.9 million in 2023 to RMB106.2 million (US$14.5 million) in 2024, primarily due to the decrease in revenues generated from our financial services.

Cost of Revenues. Our cost of revenues increased by 5.4% from RMB147.6 million in 2023 to RMB155.6 million (US$21.3 million) in 2024. As a percentage of net revenues, cost of revenues was 33.4% in 2023 compared to 30.3% in 2024.

Operating Expenses. Operating expenses decreased by 25.5% from RMB395.6 million in 2023 to RMB294.8 million (US$40.4 million) in 2024, primarily due to the decrease in gain on disposals of subsidiaries.

●	Research and product development. Research and product development expenses decreased by 7.5% from 57.0 million in 2023 to RMB52.7 million (US$7.2 million) in 2024, primarily due to the decrease in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses increased by 53.2% from RMB117.7 million in 2023 to RMB180.3 million (US$24.7 million) in 2024, primarily due to the increase in promotion expenses.
●	General and administrative. General and administrative expenses decreased by 22.6% from RMB113.2 million in 2023 to RMB87.7 million (US$12.0 million) in 2024, primarily due to the impairment of property and equipment under the net method of recording in 2024.
●	Other operating income. Other operating income increased from RMB7.0 million in 2023 to RMB25.6 million (US$3.5 million) in 2024, primarily due to the decrease in gain on disposals of subsidiaries.

Net (loss)/income. As a result of the foregoing, there is a net income of RMB83.7 million (US$11.5 million) in 2024, compared to a loss of RMB101.1 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues. Net revenues were RMB183.6 million and RMB441.3 million in 2022 and 2023, respectively.

●	Revenues from packaged tours. Revenues from packaged tours increased by 374% from RMB70.3 million in 2022 to RMB333.4 million in 2023, primarily due to the growth of organized tours as a result of increasing travel demands after the COVID-19 pandemic.
●	Other revenues. Other revenues decreased by 4.8% from RMB113.3 million in 2022 to RMB107.9 million in 2023, primarily due to the decrease in revenues generated from our financial services.

Cost of Revenues. Our cost of revenues increased by 56.9% from RMB94.1 million in 2022 to RMB147.6 million in 2023. As a percentage of net revenues, cost of revenues was 51.2% in 2022 compared to 33.4% in 2023.

Operating Expenses. Operating expenses increased by 32.0% from RMB299.8 million in 2022 to RMB395.6 million in 2023, primarily due to the decrease in gain on disposals of subsidiaries.

●	Research and product development. Research and product development expenses increased by 12.2% from 50.8 million in 2022 to RMB57.0 million in 2023, primarily due to the increase in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses increased by 13.6% from RMB103.6 million in 2022 to RMB117.7 million in 2023, primarily due to the increase in promotion expenses.
●	General and administrative. General and administrative expenses increased by 3.9% from RMB108.9 million in 2022 to RMB113.2 million in 2023, primarily due to the impairment of property and equipment under the net method of recording in 2023.
●	Impairment of goodwill. Impairment of goodwill of RMB114.7 million was recognized during the fourth quarter of 2023, primarily due to prolonged low market capitalization.
●	Other operating income. Other operating income decreased from RMB75.7 million in 2022 to RMB7.0 million in 2023, primarily due to the decrease in gain on disposals of subsidiaries.

Net Loss. As a result of the foregoing, net loss decreased from RMB203.0 million in 2022 to RMB101.1 million in 2023.

Foreign Currency

For the year ended December 31, 2024, we recorded RMB8.0 million (US$1.1 million) of net foreign currency translation gain in accumulated other comprehensive income as a component of shareholders’ equity. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Our advances from customers increased from RMB98.9 million as of December 31, 2022 to RMB270.2 million as of December 31, 2023 and further increased to RMB247.2 million (US$33.9 million) as of December 31, 2024. Accounts and notes payable increased from RMB261.9 million as of December 31, 2022 to RMB317.1 million as of December 31, 2023 and further decreased to RMB290.1 million (US$39.7 million) as of December 31, 2024. Furthermore, prepayments and other current assets decreased from RMB243.0 million as of December 31, 2022 to RMB234.2 million as of December 31, 2023 and further increased to RMB235.4 million (US$32.3 million) as of December 31, 2024. The increases in the balance of advances from customers and accounts and notes payable as of December 31, 2024 compared to the same as of December 31, 2023 were primarily due to the growth in the sales of our travel products and services. The increases in the balance of advances from customers and accounts and notes payable as of December 31, 2023 compared to the same as of December 31, 2022 were primarily due to the growth in the sales of our travel products and services. Moreover, our sales and marketing expenses increased from RMB103.6 million in 2022 to RMB117.7 million in 2023, primarily due to the increases in promotion expenses and marketing personnel related expenses, and further increased to RMB180.3 million (US$24.7 million) in 2024, primarily due to the increases in promotion expenses and marketing personnel related expenses. As a result, our net cash used in operating activities was RMB143.0 million in 2022, and our net cash provided by operating activities was RMB232.8 million and RMB113.2 million (US$15.5 million) in 2023 and 2024, respectively.

Our principal uses of cash for the years ended December 31, 2022, 2023 and 2024 were for operating activities, primarily refunds paid to customers, marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2023 and 2024, we had RMB1,222.8 million and RMB923.9 million (US$126.6 million) in cash and cash equivalents, restricted cash and short-term investments, respectively. We had credits from several Chinese commercial banks. As of December 31, 2023 and 2024, our outstanding short-term borrowings were RMB7.3 million and RMB0.04 million (US$0.01 million) and our outstanding long-term borrowings were RMB10.4 million and nil, respectively.

As of December 31, 2023 and 2024, we had short-term borrowings from banks which were repayable within one year of RMB7.3 million, with interests rates ranging from 0.2% to 10.3% per annum, and RMB0.04 million (US$0.01 million), with interests rates ranging from 10.3% to 10.3% per annum, respectively. As of December 31, 2023 and 2024, we had long-term borrowings from banks which were repayable over one year of RMB10.4 million, with interests rates ranging from 0.2% to 1.3% per annum, and nil, respectively. In addition, as of December 31, 2023 and 2024, we obtained cash from banks by discounting of bank acceptance notes with the amount of RMB179.0 million and RMB180.0 million (US$24.7 million), respectively, which are repayable within one year with interests rate ranging from 0.9% to 1.25%. The issuance of notes payable is pledged by our company’s bank deposits of RMB179.0 million and RMB180.0 million as of December 31, 2023 and 2024, which were recorded in short-term investments.

We had net losses of RMB203.0 million, RMB101.1 million and net income of RMB83.7 million (US$11.5 million), for the years ended December 31, 2022, 2023 and 2024, respectively. Our net cash used in operating activities was RMB143.0 million for the years ended December 31, 2022, and our net cash provided by operating activities was RMB232.8 million and RMB96.3 million (US$13.2 million) for the year ended December 31, 2023 and 2024, respectively. As of December 31, 2024, our accumulated deficit was RMB8,050 million (US$1,103 million) and we had cash and cash equivalents and short-term investments of RMB897.8 million (US$123 million) and working capital of RMB309.7 million (US$42.4 million). Based on our liquidity assessment, which has considered our operations at the current business scale, the available funding from maturity of our short-term and long-term investments and the available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except percentages)
Net cash (used in)/provided by operating activities	(142,991)	232,838	96,281	13,189
Net cash (used in)/provided by investing activities	(51,828)	40,930	26,661	3,654
Net cash used in by financing activities	(486)	(22,579)	(73,979)	(10,135)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,406)	(4,183)	(2,789)	(383)
Net (decrease) /increase in cash, cash equivalents and restricted cash	(197,711)	247,004	46,174	6,325
Cash, cash equivalents and restricted cash at the beginning of year	395,598	197,887	444,891	60,950
Cash, cash equivalents and restricted cash at the end of year	197,887	444,891	491,065	67,275

Operating Activities

Our net cash provided by operating activities was RMB96.3 million (US$13.2 million) in 2024, primarily attributable to cash inflows from sales of our travel products and services of RMB3,721.7 million (US$509.9 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB54.2 million (US$7.4 million), that were offset by cash outflows due to payments to travel suppliers of RMB3351.3 million (US$459.1 million), payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB174.3 million (US$23.9 million), payments for marketing and promotional activities, office rental and utilities and professional services of RMB138.8million (US$19.0 million) and payments of taxes and levies of RMB15.2 million (US$2.1 million).

Our net cash provided by operating activities was RMB232.8 million in 2023, primarily attributable to cash inflows from sales of our travel products and services of RMB3,455.3 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB50.8 million, that were offset by cash outflows due to payments to travel suppliers of RMB2,982.1 million, payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB164.2 million, payments for marketing and promotional activities, office rental and utilities and professional services of RMB63.3 million and payments of taxes and levies of RMB19.2 million.

Our net cash used in operating activities was RMB143.0 million in 2022, primarily attributable to cash inflows from sales of our travel products and services of RMB2,180.1 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB89.3 million, that were offset by cash outflows due to payments to travel suppliers of RMB2,080.8 million, payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB200.4 million, payments for marketing and promotional activities, office rental and utilities and professional services of RMB121.4 million and payments of taxes and levies of RMB9.8 million.

Investing Activities

Our net cash provided by investing activities was RMB26.6 million (US$3.7 million) in 2024, primarily attributable to the purchase of short-term and long-term investments of RMB636.5 million (US$87.2 million), the decrease in cash from disposals of subsidiaries of RMB7.1 million (US$1.0 million) and the purchase of property and equipment and intangible assets of RMB11.8 million (US$1.6 million), which were offset by the decrease in loan receivable of RMB5.4 million (US$0.7 million), the proceeds from maturity of short-term and long-term investments of RMB668.1 million (US$91.5 million) and the cash received from dividend of equity investment of RMB8.6 million (US$1.2 million).

Our net cash provided by investing activities was RMB40.9 million in 2023, primarily attributable to the purchase of short-term and long-term investments of RMB606.9 million and the purchase of property and equipment and intangible assets of RMB9.8 million and cash paid for long-term investments of RMB1.1 million, which were offset by the decrease in loan receivable of RMB75.8 million, the proceeds from maturity of short-term and long-term investments of RMB579.4 million, cash received from disposals of subsidiaries of RMB3.2 million and cash received from dividend of equity investment of RMB0.2 million.

Our net cash used in investing activities was RMB51.8 million in 2022, primarily attributable to the purchase of short-term and long-term investments of RMB462.5 million, the decrease in cash from disposals of subsidiaries of RMB16.1 million and the purchase of property and equipment and intangible assets of RMB6.5 million, which were offset by the decrease in loan receivable of RMB51.3 million, the proceeds from maturity of short-term and long-term investments of RMB381.9 million and cash received from dividend of equity investment of RMB0.1 million.

Financing Activities

Our net cash used in financing activities in 2024 was RMB74.0 million (US$10.1 million), primarily attributable to RMB361.0 million (US$49.5 million) for repayments of short-term and long-term borrowings and RMB27.2 million (US$3.7 million) for repurchase of redeemable noncontrolling interests and RMB44.9 million (US$6.2 million) for payment of share repurchase, which were partially offset by RMB29,500.0 (US$4,041.5) of proceeds from employees exercising stock options, RMB359.0 million (US$49.2 million) of proceeds from short-term and long-term borrowings and cash contribution from noncontrolling interests of RMB52,500.0 (US$7,192.5).

Our net cash used in financing activities in 2023 was RMB22.6 million, primarily attributable to RMB400.8 million for repayments of short-term and long-term borrowings and RMB0.6 million for acquisition of noncontrolling interests of subsidiaries, which were partially offset by RMB8,849.9 of proceeds from employees exercising stock options, RMB378.0 million of proceeds from short-term and long-term borrowings and cash contribution from noncontrolling interests of RMB0.8 million.

Our net cash used in financing activities in 2022 was RMB0.5 million, primarily attributable to RMB240.5 million for repayments of short-term and long-term borrowings, which were partially offset by RMB46,404.0 of proceeds from employees exercising stock options and RMB240.0 million of proceeds from short-term and long-term borrowings.

Material Cash requirements

Our material cash requirements as of December 31, 2024 mainly include debt obligations, operating lease obligations and capital expenditure commitments, as below:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In RMB thousands)
Operating Lease Obligations	5,952	2,038	2,984	420	510
Bank Borrowings	36	36	—	—	—
Capital Commitments	1,079	1,079	—	—	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024. As of December 31, 2024, for the purpose of indebtedness, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities.

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

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Our research and product development expenses increased from RMB50.8 million in 2022 to RMB57.0 million in 2023, and decreased to RMB52.7 million (US$7.2 million) million in 2024, primarily due to the decrease in research and development personnel related expenses.

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

Equity investments

We elect a measurement alternative for equity investments that do not have readily determinable fair values and where we do not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, we measured these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive (loss)/income equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary.

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

In December 2022, COVID-19 related restrictions were relaxed in mainland China, which was a positive sign for travelling industry and us. In addition, the capital market responded quickly with market capitalization of us increased from US$186.9 million as of December 31, 2022, which was higher than our carrying value of RMB1,058.3 million and the share price kept increasing subsequently in 2023, which reflects an improved market sentiment to the travel industry. As a result, we concluded there was no impairment indicators for our goodwill as of December 31, 2022, and hence no further impairment is required.

Our share price was volatile and fluctuated due to various factors including the broad market and industry factors and negative publicity or sentiment. In the fourth quarter of 2023, our trading price dropped to US$0.67 per ADS as of December 31, 2023, and the market capitalization of Tuniu at the end of 2023 was US$83.1 million, which was 47% lower than our net assets of RMB1,112 million. The low market capitalization and other indicators such as history of net loss were considered as an impairment indicator which required us to perform a quantitative goodwill impairment test as of December 31, 2023. Since there is only one reporting unit, we used quoted market prices, i.e. the market capitalization to determine the reporting unit’s fair value. Based on quantitative goodwill impairment test, considering the significant gap between market capitalization and net assets with no significant recovery of the share price post December 31, 2023, a full impairment charge of RMB114.7 million for the remaining goodwill was recorded in the fourth quarter of 2023. After the impairment provision, the carrying value of goodwill was reduced to nil as of December 31, 2023.

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

Land use right and construction in progress

We acquired a piece of land with a plan to build an office building thereon for our own use and started certain construction work with cost incurred recorded in construction in progress under property, plant and equipment. With the change of business strategy, we decided to terminate the development project and intended to dispose the land sometime in the future. The construction work is only limited to the foundation of the land and can be sold and developed together with the land, so land use right and construction in progress thereon are considered as an asset group separated from our core business operation. We have been performing impairment assessment by reference to the latest transaction prices of similar land in the market and made impairment charges of nil, RMB18.0 million and RMB15.6 million for the years ended December 31, 2022, 2023 and 2024, respectively, by charging to general and administrative expenses in the consolidated statements of comprehensive (loss)/income accordingly. The carrying value of this asset group was RMB121.1 million and RMB99.5 million as of December 31, 2023 and 2024, respectively.

Non-financial assets for our core business

Our remaining non-financial assets including property and equipment of RMB21.8 million, intangible assets of RMB22.2 million and operating lease right-of-use assets of RMB9.3 million, which are used for our core business, are considered one asset group which represents the lowest level to independently generate identifiable cash flows. The low market capitalization as of December 31, 2024 was considered as an impairment indicator for this asset group and we further performed impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group, using the key assumptions including revenue growth rate, gross margin, operating expenses and working capital requirements. Based on our assessment, the undiscounted cash flow of the asset group was higher than the carrying value of the asset group and hence no impairment of non-financial assets for the core business was recognized during the year ended December 31, 2024.

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

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dunde Yu	44	Founder, Chairman and Chief Executive Officer
Kan Wang	40	Director
Rui Li	48	Director
Haifeng Yan	43	Independent Director
Frank Lin	60	Independent Director
Jack Xu	57	Independent Director
Rui Zhang	47	Independent Director
Haijin Cheng	54	Independent Director
Anqiang Chen	49	Financial Controller

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

Mr. Kan Wang has served as Tuniu’s director since June 2022. Mr. Wang currently serves as the chairman and executive director of CWT International Limited (HKEX: 0521), chairman of E-Life Financial Services Holding Group Co., Ltd. and director of HY Energy Group Co., Ltd. (SSE: 600387). Mr. Wang joined HNA Group Co., Limited, or the HNA Group, in August 2017 and had served as vice president of Yangtze Air Cargo Holding Co., Ltd., chief investment officer of HNA Modern Logistics Group Co., Ltd., president assistant in non-aviation asset management division of HNA Group and executive deputy general manager of the asset operation department at HNA Group. Prior to joining HNA Group, Mr. Wang served as a vice manager at Deloitte, a chief investment officer at Hung To Capital Management Co., Ltd. and an overseas investment and operations director at Qingdao Haier Co., Ltd. Mr. Wang is certified as an association chartered accountant and a Hong Kong institute of certified public accountant. Mr. Wang received his master’s degree in politics and economy simultaneous interpretation from University of Bath in 2008.

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

Mr. Jack Xu has served as Tuniu’s independent director since May 2014. Mr. Xu is the managing partner at Seven Seas Venture Partners. Mr. Xu served as Co-President and Chief Technology Officer of Sina Corporation, from January 2013 to February 2015. Prior to joining Sina Corporation, Mr. Xu worked at Cisco as the Corporate Vice President of the Communications and Collaboration business unit. Previously, Mr. Xu served as Vice President of Engineering and Research at eBay from October 2002 to April 2008 and Chief Technology Officer at NetEase from May 2000 to July 2002. He led Excite’s search engine development in 1996, while pursuing a Ph.D. at the University of California at Berkeley. Mr. Xu received a bachelor’s degree and a master’s degree in information management from Sun Yat-Sen University in China.

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

B.Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB4.4 million (US$0.6 million) in cash to our executive officers and RMB0.8 million (US$0.1 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan in 2008, or the 2008 Plan. The purposes of the 2008 Plan were to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of February 28, 2025, options to purchase 3,201,096 Class A ordinary shares were outstanding under the 2008 Plan. The 2008 Plan terminated automatically in 2018.

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

Termination of the 2008 Plan. The 2008 Plan terminated automatically in 2018.

2014 Share Incentive Plan

We adopted a separate incentive compensation plan in 2014, which we refer to as the 2014 Plan. The 2014 Plan was amended in November 2023 to extend its expiration date to April 2034. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase, the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis, or the “Evergreen Provision. Pursuant to the Evergreen Provision, the maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 54,006,703 Class A ordinary shares in December 2014, August 2015, December 2016 and April 2023, respectively, reaching to a total of 59,506,703 Class A ordinary shares. As of February 28, 2025, options to purchase 31,938,510 Class A ordinary shares and 56,349 restricted shares were outstanding under the 2014 Plan.

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

The following table summarizes, as of February 28, 2025, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
	Ordinary
	Shares
	Underlying
	Options
	Awarded/
	Restricted	(US$/	(RMB/		Vesting
Name	Shares	Share)	Share)(4)	Date of Grant	Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.730	November 5, 2009	4 years(1)	November 4, 2029
	1,100,000	0.226	1.650	March 11, 2011	4 years(1)	March 10, 2031
	1,269,995	0.0001	0.0007	August 1, 2013	4 years(1)	July 31, 2029
	900,000	3.000	21.898	June 13, 2014	4 years(1)	June 12, 2025
	760,000	3.090	22.555	March 6, 2015	4 years(1)	March 5, 2026
	1,981,000	3.090	22.555	August 20, 2015	4 years(1)	August 19, 2025
	1,420,000	2.683	19.584	December 2, 2016	4 years(1)	December 1, 2026
	17,256	0.0001	0.0007	January 1, 2017	1 years(2)	December 31, 2026
	3	1.670	12.190	May 8, 2018	4 years(1)	May 7, 2028
	12,564	0.0033	0.0241	January 30, 2019	1 years(2)	January 29, 2029
	6,681,434	0.333	2.431	August 10, 2022	4 years(1)	August 9, 2032
	7,427,971	0.623	4.547	April 6, 2023	1 year(3)	April 5, 2033
Anqiang Chen	19,998	0.226	1.650	March 11, 2011	4 years(1)	March 10, 2031
	3,879	1.135	8.285	March 19, 2012	4 years(1)	March 18, 2032
	4,497	0.0001	0.0007	March 6, 2015	4 years(1)	March 5, 2026
	9,900	2.683	19.584	December 2, 2016	4 years(1)	December 1, 2026
	40,500	1.670	12.190	May 8, 2018	4 years(1)	May 7, 2028
	7,536	0.0033	0.0241	January 30, 2019	1 years(2)	January 29, 2029
	2,969,526	0.333	2.431	August 10, 2022	4 years(1)	August 9, 2032
	742,797	0.623	4.547	April 6, 2023	4 years(1)	April 5, 2033
Jack Xu	*†	N/A		May 9, 2022	4 years(4)	May 9, 2032
Haijin Cheng	*†	N/A		May 9, 2022	4 years(4)	May 9, 2032
Directors and officers as a group	26,056,019	—	—	—	—	—
*	Less than 1% of our total outstanding shares.
†	Denotes restricted share award; all other awards in this table are option awards.
(1)	Pursuant to the award agreement, 1/4 of the ordinary shares underlying the options or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the options or restricted shares shall vest on a monthly basis in the following three years. However, the options or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(2)	Pursuant to the award agreement, 1/12 of the ordinary shares underlying the options shall vest on a monthly basis. However, the options may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(3)	Pursuant to the award agreement, all of the ordinary shares underlying the options shall vest on April 5, 2024. However, the options must be exercised, to the extent vested, prior to certain option exercise expiration dates set forth in the award agreement.

(4)	Pursuant to the award agreement, 1/48 of the restricted shares shall vest on a monthly basis since June 9, 2022. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(5)	The prices in Renminbi were translated using the rate of US$1.00 = RMB7.2993, the exchange rate in effect as of December 31, 2024, solely for the convenience of the readers.

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

D.Employees

We had a total of 896, 971 and 983 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2024:

Number of
Function	Employees
Management and administration	128
Customer service center	187
Sales and marketing	464
Research and product development	204
Total	983

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2025 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on 348,079,154 ordinary shares outstanding as of February 28, 2025, including 17,373,500 Class B ordinary shares outstanding and 330,705,654 Class A ordinary shares outstanding (excluding 21,043,338 Class A ordinary shares, represented by 7,014,446 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary		Voting
	Shares	Shares	Shares	%†	Power††
Directors and Executive Officers:*
Dunde Yu(1)	23,677,967	10,423,503	34,101,470	9.3	24.4
Kan Wang(2)	99,029,515	—	99,029,515	28.5	19.6
Rui Li(3)	99,029,515	—	99,029,515	28.5	19.6
Rui Zhang (4)	78,061,780	—	78,061,780	22.4	15.5
Haijin Cheng(5)	**	—	**	**	**
Frank Lin(6)	15,366,514	—	15,366,514	4.4	3.0
Haifeng Yan(7)	—	—	—	—	—
Jack Xu(8)	**	—	**	**	**
Anqiang Chen	**	—	**	**	**
All directors and executive officers as a group	218,803,556	10,423,503	229,227,059	61.9	61.3

Principal Shareholders:
Affiliates of HNA Trust (9)	99,029,515	—	99,029,515	28.5	19.6
JD.com Investment Limited (10)	78,061,780	—	78,061,780	22.4	15.5
Dragon Rabbit Capital Limited(11)	3,704,135	10,423,503	14,127,638	4.1	21.4
Fullshare Holdings Limited(12)	4,104,137	6,949,997	11,054,134	3.2	14.6

*Except for Kan Wang, Rui Li, Rui Zhang, Haijin Cheng, Frank Lin, Haifeng Yan and Jack Xu, the business address of our directors and executive officers is 6, 8-12th floor, building 6-A, Juhuiyuan, NO. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210023, PRC.

**	Less than 1% of our total outstanding shares on an as-converted basis.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of February 28, 2025, which is 348,079,154 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 330,705,654 Class A ordinary shares outstanding (excluding 21,043,338 Class A ordinary shares, represented by 7,014,446 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after February 28, 2025.

††

For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 28, 2025, with respect to the total voting power based on all the outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)

Represents (i) 19,973,832 Class A ordinary shares underlying the options that have become fully vested as of February 28, 2025 or will become fully vested within 60 days after February 28, 2025 and (ii) 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares owned by Dragon Rabbit Capital Limited are currently pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure the obligations of Dragon Rabbit Capital Limited under the loan agreement.

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

(4)

Represents 78,061,780 Class A ordinary shares held by JD.com Investment Limited, as reported in a Schedule 13D filing jointly by JD.com Investment Limited and JD.com, Inc on December 6, 2024. The business address of Mr. Zhang is Building 1, Kechuang 11 Street, Beijing, P.R. China.

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
(9)

Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 8,120,424 class A ordinary shares represented by 2,706,808 American Depository Shares held by Hong Kong Praise Tourism Investment Limited (HK Praise Tourism). BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of Hainan HNA No.2 Trust Management Services Co., Ltd. (HNA Trust). The trust was set up after the bankruptcy of HNA Group to manage certain of its affiliates, including HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 3101, 31/F, tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, PRC. HK Praise Tourism is a company organized under the laws of Hong Kong and wholly owned by HNA Industrial Group Co., Ltd., which is a direct wholly-owned subsidiary of HNA Trust. The business address of HK Praise Tourism is Unit 417, 4/F, Lippo Centre Tower Two No. 89 Queensway, Admiralty, Hong Kong. We refer to BHR Winwood Investment Management Limited and HK Praise Tourism as “Affiliates of HNA Trust.”

(10)

Represents 78,061,780 Class A ordinary shares held by JD.com Investment Limited, as reported in a Schedule 13D filing jointly by JD.com Investment Limited and JD.com, Inc on December 6, 2024. JD.com Investment Limited, a company organized under the laws of the British Virgin Islands,is a direct wholly-owned subsidiary of JD.com, Inc., a Cayman Islands company. The business address of JD.com, Inc. is 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, the People’s Republic of China. The business address of JD.com Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

(12)

Represents (i) 4,104,137 Class A ordinary shares and (ii) 6,949,997 Class B ordinary shares held by Verne Capital Limited. Verne Capital Limited is a wholly owned subsidiary of Five Seasons XV Limited. Five Seasons XV Limited is a wholly owned subsidiary of Five Seasons XVIII (A) Limited. Five Seasons XVIII (A) Limited is a wholly owned subsidiary of Five Seasons XVIII Limited, which is a wholly owned subsidiary of Fullshare Holdings Limited. Accordingly, Fullshare Holdings Limited and its affiliates may be deemed to beneficially own the securities directly held by Verne Capital Limited. The business address of Fullshare Holdings Limited is Unit 2805, Level 28 Admiralty Centre Tower One 18 Harcourt Road, Admiralty Hong Kong.

To our knowledge, as of February 28, 2025, we had 151,409,760 outstanding ordinary shares that were held by five record holders in the United States. The total number of shares held by the five record holders in the United States represents 43.50% of our total outstanding shares. This includes 140,096,997 ordinary shares (excluding 21,043,338 Class A ordinary shares, represented by 7,014,446 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

In November 2020, pursuant to a share purchase agreement and certain amendments, JD.com E-commerce (Investment) Hong Kong Corporation Limited transferred 12,436,780 Class A ordinary shares of our company to Hopeful Tourism Limited, a subsidiary of Caissa Group, and JD.com Investment Limited transferred all its shares in Fabulous Jade Global Limited, which then held 65,625,000 Class A ordinary shares of our company, to Hopeful Tourism Limited. As a result of the share transfer, Hopeful Tourism Limited beneficially owned 78,061,780 Class A ordinary shares. In December 2023, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited, Hopeful Tourism Limited, Caissa Group and Fabulous Jade Global Limited entered into a termination agreement, pursuant to which the parties agreed to terminate the share purchase agreement and agreed for the 78,061,780 Class A ordinary shares then beneficially owned by Hopeful Tourism Limited to be returned and transferred to JD.com Investment Limited and JD.com Investment Limited was registered as the holder of a total of 78,061,780 Class A ordinary shares of our company.

During the year ended December 31, 2024, we paid JD.com, Inc. a commission of RMB38.5 thousand (US$5.3 thousand) for selling products on the JD platform, revenues from JD.com, Inc. consist of RMB1,164.4 thousand (US$159.5 thousand) for providing travel services and RMB151.0 thousand (US$20.7 thousand) for team-building services.

Relationship with Hopeful Tourism Limited

In November 2020, pursuant to a share purchase agreement and certain amendments, Hopeful Tourism Limited completed the purchase of all Class A ordinary shares held by JD.com, Inc. In December 2023, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited, Hopeful Tourism Limited, Caissa Group and Fabulous Jade Global Limited entered into a termination agreement, pursuant to which the parties agreed to terminate the share purchase agreement and agreed for the 78,061,780 Class A ordinary shares then beneficially owned by Hopeful Tourism Limited to be returned and transferred to JD.com Investment Limited.

We sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant.

During the year ended December 31, 2023, we received cash of RMB332.4 thousand and 311,075 shares of Caissa Tosun Development Co., Ltd. (listed on the Shenzhen Stock Exchange).

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

We sell packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. We purchase travel products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through our online platform, amounted of RMB45.9 thousand, nil and RMB111.3 thousand (US$15.2 thousand) for the years ended December 31, 2022, 2023 and 2024, respectively.

Relationship with Beijing Hengxin International Travel Agency Co., Ltd.

Beijing Hengxin International Travel Agency Co., Ltd. (“Hengxin”) is one of our assoicates. We purchased travel products from Hengxin’s online platform, amounted to RMB2.7 million and RMB7.9 million (US$1.1 million) for the years ended December 31, 2023 and 2024, respectively.

Relationship with Guangxi Yijianyou Tourism Operation Co., Ltd.

Guangxi Yijianyou Tourism Operation Co., Ltd. (“Yijianyou”) is one of our assoicates. We purchased travel products from Yijianyou, amounted to nil and RMB890.5 thousand (US$122.0 thousand) for the years ended December 31, 2023 and 2024, respectively. Revenues from Yijianyou consist of commission fees for promoting travel products by live streaming, amounted to RMB28.0 thousand and RMB352.3 thousand (US$48.3 thousand) for the years ended December 31, 2023, and 2024, respectively.

Relationship with Fullshare Holdings Limited

Fullshare Holdings Limited is one of our principal shareholders. We purchased travel products from Fullshare Holdings Limited, amounted to nil, nil and RMB8.5 million (US$1.2 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Relationship with HNA Tourism and HNA Trust

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism until June 30, 2018. The transaction contemplated by the share subscription agreement was completed in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of between us and HNA Tourism. Before restructuring of HNA Group, we purchased RMB112.8 million and RMB35.9 million of air tickets from certain affilifates of HNA Tourism for the years ended December 31, 2021 and 2022, respectively. We also sold travel products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant. After the restructuring of HNA Group, these affiliates of HNA Tourism were no longer our related parties.

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

In October 2021, debt restructuring plans of HNA Group and its affiliates were approved by the creditors and the Hainan Province High People’s Court, pursuant to which HNA Group and its affiliates would settle their debts owed to the creditors by various means, including cash, shares of Hainan Airlines Holding Co., Ltd., a company listed in the Chinese A share market, and units in an HNA trust (“HNA Trust”) comprising assets/liabilities of HNA Group and certain of its affiliates, etc. In December 2021, we received cash of RMB0.3 million and 531,591 shares of HNA Airlines with value of RMB1 million as part of the settlement of the HNA debts, of which current expected credit losses allowance was fully provided in the prior years. Accordingly, a reversal of current expected credit losses allowance at the amount of RMB1.3 million was credited to the consolidated statements of comprehensive loss in 2021.

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

In April 2022, as confirmed by the Hainan Province High People’s Court, the restructuring plan was fully implemented and the HNA trust was officially established. In May 2022, we received and registered 632,992,650 trust units (representing 0.09% of unit interests of the HNA trust) with the value of RMB13.3 million as the settlement of remaining HNA debts. We recognized the trust units as equity investment without readily determinable fair value and derecognized all the remaining HNA debts which was fully provided, and meanwhile a corresponding reversal of current expected credit losses allowance with the amount of RMB13.3 million was credited to our consolidated statements of comprehensive loss for the year ended December 31, 2022.

For the year ended December 31, 2023 and 2024, we received cash of RMB211.8 thousand and RMB211.3 thousand (US$28.9 thousand) from HNA Trust with the equivalent trust units deregistered according to the trust agreement.

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

Our board of directors has approved and declared a cash dividend of US$0.012 per ordinary share, or US$0.036 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 27, 2025, U.S. Eastern Time, payable in U.S. dollars. The total amount of cash to be distributed for the cash dividend is expected to be approximately US$4.2 million. The payment date is expected to be on or around April 17, 2025 for holders of ordinary shares and on or around April 24, 2025 for holders of ADSs. Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

However, it remains unclear if we will declare and pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at International Corporation Services Ltd, P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (such as, for example, banks and certain financial institutions, insurance companies, pension plans, cooperatives, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, persons liable for any minimum tax, partnerships and their partners or arrangements taxable as partnerships for U.S. federal income tax purposes, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction or pursuant to any employee share option or otherwise as compensation) or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address United States federal estate, gift, Medicare, and minimum tax considerations, or state, local, and non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States tax considerations of an investment in our ADSs or ordinary shares.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are currently listed on the Nasdaq Global Market, which is an established securities market, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq Global Market, although there can be no assurance in this regard. As described above, on January 9, 2024, we received written notification from the Listing Qualifications Department of Nasdaq notifying us that we no longer meet the Nasdaq minimum bid price requirement, and if we fail to satisfy such requirement and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. On October 16, 2024, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of our ADSs had been at $1.00 per ADS or greater for 10 consecutive business days, and we had regained compliance with Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—“People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose, and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

In the event that we are treated as a PRC resident enterprise under the Enterprise Income Tax Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to United States Treasury Regulations, (the applicability of which has been postponed until further guidance is issued) however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of United States Treasury Regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024 and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that such stock is regularly traded, meaning that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable United States Treasury Regulations. For those purposes, our ADSs, but not our ordinary shares, are currently listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded for so long as they continue to be listed on the Nasdaq Global Market, but no assurances may be given in this regard. As described above, on January 9, 2024, we received written notification from the Listing Qualifications Department of Nasdaq notifying us that we no longer meet the Nasdaq minimum bid price requirement, and if we fail to satisfy such requirement and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. On October 16, 2024, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of our ADSs had been at $1.00 per ADS or greater for 10 consecutive business days, and we had regained compliance with Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB923.9 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$126.6 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$136,999. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$124,545 instead. Assuming we had converted US$1.0 million into Renminbi at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our Renminbi cash balance would have been RMB7.3 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB8.0 million instead. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2024, we received a reimbursement of approximately US$1.57 million from the depositary net of US$0.47 million United States withholding tax.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2024, the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2022		2023	2024
Audit fees(1)	US$	1,544,490	1,231,214	1,007,426
Audit-related fees(2)	US$	—	—	—
All other fees(3)	US$	—	—	—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting (if applicable), as well as the quarterly reviews of condensed consolidated financial information.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with certain financial due diligence projects.
(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$10 million worth of our ordinary shares or American depositary shares representing ordinary shares. The share repurchase programs permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were presented as “treasury stock” in shareholder’s equity on our consolidated balance sheets. Treasury stock is accounted for under the cost method.

The following table sets forth a summary of our repurchase of our ADSs made in 2024 under the share repurchase program described in the paragraph above. All ADSs were repurchased in the open market pursuant to the share repurchase program.

				Approximate
			Total Number	Dollar Value of
			of ADSs	ADSs that May
			Purchased as	Yet Be
	Total Number	Average	Part of Publicly	Purchased
	of	Price	Announced	Under Plans or
	ADSs	Paid Per	Plans	Programs
Period	Purchased	ADS (US$))	or Programs	(US$)
March 2024 (March 26, 2024 to March 28, 2024)	128,823	2.07	128,823	9,732,920
April 2024 (April 1, 2024 to April 30, 2024)	690,255	2.36	690,255	8,106,396
May 2024 (May 1, 2024 to May 31, 2024)	337,321	2.92	337,321	7,122,107
June 2024 (June 3, 2024 to June 28, 2024)	208,753	3.11	208,753	6,472,717
July 2024 (July 1, 2024 to July 31, 2024)	167,984	2.75	167,984	6,011,481
August 2024 (August 1, 2024 to August 30, 2024)	100,113	2.61	100,113	5,750,340
September 2024 (September 3, 2024 to September 30, 2024)	78,412	2.51	78,412	5,553,276
October 2024 (October 16, 2024 to October 25, 2024)	114,073	3.20	114,073	5,187,788
November 2024 (November 1, 2024 to November 29, 2024)	229,748	3.16	229,748	4,462,538
December 2024 (December 2, 2024 to December 31, 2024)	219,470	3.10	219,470	3,781,083
Total	2,274,953	2.73	2,274,953	3,781,083

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors on November 20, 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

4.3	Amendment No.1 to Tuniu Corporation 2014 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the annual report on Form 20-F filed on April 29, 2024 (File No. 001-36430)).

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

8.1*	List of Principal Subsidiaries, Consolidated Affiliated Entity and its Principal Subsidiaries.

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F filed on April 29, 2024 (File No. 001-36430)).

11.2*	Insider Trading Policy.

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Travers Thorp Alberga.

15.3*	Consent of Fangda Partners.

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed on April 29, 2024 (File No. 001-36430)).

101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation

By:	/s/ Dunde Yu
Name:	Dunde Yu
Title:	Chairman and Chief Executive Officer

Date: April 17, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1424)	F-2
Consolidated Balance Sheets as of December 31, 2023 and 2024	F-4
Consolidated Statements of Comprehensive (Loss)/Income for the Years Ended December 31, 2022, 2023 and 2024	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2022, 2023 and 2024	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2023 and 2024	F-7
Notes to the Consolidated Financial Statements	F-8
Financial Statement Schedule I - Condensed Financial Information of the Parent Company as of December 31, 2023 and 2024 and for the Years Ended December 31, 2022, 2023 and 2024	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Non-financial assets for the core business impairment assessment

As described in Note 2(r), Note 7, Note 8 and Note 13 to the consolidated financial statements, the Company had property and equipment of RMB21.8 million (including property and equipment subject to depreciation and certain construction in progress), intangible assets of RMB22.2 million and operating lease right-of-use assets of RMB9.3 million as of December 31, 2024, which were related to the Company’s core business. Management performs its non-financial assets impairment assessment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. An asset group is the unit of account for a non-financial asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Non-financial assets related to the Company’s core business were considered as one asset group and the low market capitalization as of December 31, 2024 was considered as an impairment indicator for this asset group. Management performed the impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group. Management’s impairment test involved significant judgment and assumptions related to revenue growth rate, gross margin, operating expenses and working capital requirements of the asset group. If the asset group is determined to be not recoverable, an impairment loss is recognized at the amount equal to the difference between the carrying amount and fair value of the asset group. Based on management’s assessment, no impairment of non-financial assets for the core business was recognized during the year ended December 31, 2024.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s non-financial assets for the core business impairment assessment process, including the Company’s controls over the development of assumptions used to estimate the future undiscounted cash flows expected to be generated by the asset group. These procedures also included, among others, testing management’s process of non-financial assets for the core business impairment assessment by (i) testing the identification of the asset group; (ii) evaluating the appropriateness of the undiscounted cash flows model; (iii) testing the completeness, accuracy, and relevance of underlying data used in the estimate of future undiscounted cash flows; and (iv) evaluating the reasonableness of management’s significant assumptions related to revenue growth rate, gross margin, operating expenses and working capital requirements by considering the historical performance of the asset group, relevant industry forecasts and market developments. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s undiscounted cash flows model.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 17, 2025

We have served as the Company’s auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2024

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	378,989	465,004	63,705
Restricted cash	65,902	26,061	3,570
Short-term investments	777,890	432,823	59,297
Accounts receivable, net	41,633	43,313	5,934
Amounts due from related parties	9,515	752	103
Prepayments and other current assets	234,189	235,443	32,256
Total current assets	1,508,118	1,203,396	164,865

Non-current assets
Long-term investments	209,819	534,041	73,163
Property and equipment, net	57,479	32,849	4,500
Intangible assets, net	26,091	22,210	3,043
Land use right, net	90,529	88,467	12,120
Operating lease right-of-use assets, net	12,484	9,266	1,269
Goodwill	—	—	—
Other non-current assets	55,960	19,208	2,631
Total non-current assets	452,362	706,041	96,726
Total assets	1,960,480	1,909,437	261,591

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB883,166 and RMB683,641, as of December 31, 2023 and 2024, respectively)
Short-term borrowings	7,277	36	5
Accounts and notes payable	317,104	290,112	39,745
Amounts due to related parties	6,405	3,121	428
Salary and welfare payable	21,401	23,148	3,171
Taxes payable	4,305	5,060	693
Advances from customers	270,197	247,151	33,860
Operating lease liabilities, current	2,709	2,994	410
Accrued expenses and other current liabilities	329,481	322,034	44,117
Total current liabilities	958,879	893,656	122,429

Non-current liabilities
Operating lease liabilities, non-current	5,348	1,680	230
Deferred tax liabilities	6,027	5,151	706
Long-term borrowings	10,395	—	—
Total non-current liabilities	21,770	6,831	936
Total liabilities	980,649	900,487	123,365

Commitments and contingencies (Note 21)

Redeemable noncontrolling interests	27,200	—	—

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the board of directors) authorized as of December 31, 2023 and 2024; 389,331,543 shares (including 371,958,043 Class A shares and 17,373,500 Class B shares) and 389,331,539 shares (including 371,958,039 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2023 and 2024, respectively)	249	249	34
Less: Treasury stock 17,800,446 shares and 38,169,381 shares as of December 31, 2023 and 2024, respectively)	(285,983)	(329,668)	(45,164)
Additional paid-in capital	9,138,720	9,146,928	1,253,124
Accumulated other comprehensive income	305,416	313,460	42,944
Accumulated deficit	(8,127,552)	(8,050,378)	(1,102,897)
Total Tuniu Corporation shareholders’ equity	1,030,850	1,080,591	148,041
Noncontrolling interests	(78,219)	(71,641)	(9,815)
Total equity	952,631	1,008,950	138,226
Total liabilities, redeemable noncontrolling interests and equity	1,960,480	1,909,437	261,591

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

For the Years Ended December 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Packaged tours	70,314	333,357	407,462	55,822
Others	113,306	107,913	106,160	14,544
Net revenues	183,620	441,270	513,622	70,366
Cost of revenues	(94,066)	(147,581)	(155,590)	(21,316)
Gross profit	89,554	293,689	358,032	49,050

Operating expenses
Research and product development	(50,799)	(56,974)	(52,682)	(7,217)
Sales and marketing	(103,617)	(117,706)	(180,321)	(24,704)
General and administrative	(108,935)	(113,221)	(87,657)	(12,009)
Impairment of goodwill	(112,102)	(114,661)	—	—
Other operating income	75,685	7,009	25,888	3,547
Total operating expenses	(299,768)	(395,553)	(294,772)	(40,383)
(Loss)/income from operations	(210,214)	(101,864)	63,260	8,667
Other income
Interest and investment income, net	27,181	5,689	19,866	2,722
Interest expense	(4,912)	(3,525)	(3,320)	(455)
Foreign exchange losses, net	(22,210)	(6,483)	(6,837)	(937)
Other income, net	6,136	7,107	10,081	1,381
(Loss)/income before income tax expense	(204,019)	(99,076)	83,050	11,378
Income tax benefit/(expense)	731	(1,441)	(837)	(115)
Equity in income/(loss) of affiliates	292	(580)	1,486	204
Net (loss)/income	(202,996)	(101,097)	83,699	11,467
Net (loss)/income attributable to noncontrolling interests	(9,614)	(1,806)	6,525	894
Net (loss)/income attributable to Tuniu Corporation	(193,382)	(99,291)	77,174	10,573

Net (loss)/income	(202,996)	(101,097)	83,699	11,467
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	27,160	6,435	8,044	1,102
Comprehensive (loss)/income	(175,836)	(94,662)	91,743	12,569
Comprehensive (loss)/income attributable to noncontrolling interests	(9,614)	(1,806)	6,525	894
Comprehensive (loss)/income attributable to Tuniu Corporation	(166,222)	(92,856)	85,218	11,675

(Loss)/income per share
Basic and diluted	(0.52)	(0.27)	0.21	0.03
Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,208,209	371,453,164	361,482,355	361,482,355
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,208,209	371,453,164	363,718,947	363,718,947

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	389,331,543	249	(18,266,523)	(293,795)	9,125,748	271,821	(7,834,879)	1,269,144	(43,203)	1,225,941
Issuance of ordinary shares pursuant to share incentive plan	—	—	314,592	5,195	(5,142)	—	—	53	—	53
Share-based compensation expenses	—	—	—	—	5,049	—	—	5,049	—	5,049
Foreign currency translation adjustments	—	—	—	—	—	27,160	—	27,160	—	27,160
Disposal of shares in subsidiaries	—	—	—	—	—	—	—	—	(24,061)	(24,061)
Net loss	—	—	—	—	—	—	(193,382)	(193,382)	(9,614)	(202,996)
Balance as of December 31, 2022	389,331,543	249	(17,951,931)	(288,600)	9,125,655	298,981	(8,028,261)	1,108,024	(76,878)	1,031,146

Balance as of January 1, 2023	389,331,543	249	(17,951,931)	(288,600)	9,125,655	298,981	(8,028,261)	1,108,024	(76,878)	1,031,146
Acquisition of additional shares in subsidiaries	—	—	—	—	(250)	—	—	(250)	(350)	(600)
Contribution from noncontrolling interest of a subsidiary	—	—	—	—	—	—	—	—	815	815
Issuance of ordinary shares pursuant to share incentive plan	—	—	151,485	2,617	(2,611)	—	—	6	—	6
Share-based compensation expenses	—	—	—	—	15,926	—	—	15,926	—	15,926
Foreign currency translation adjustments	—	—	—	—	—	6,435	—	6,435	—	6,435
Net loss	—	—	—	—	—	—	(99,291)	(99,291)	(1,806)	(101,097)
Balance as of December 31, 2023	389,331,543	249	(17,800,446)	(285,983)	9,138,720	305,416	(8,127,552)	1,030,850	(78,219)	952,631

Balance as of January 1, 2024	389,331,543	249	(17,800,446)	(285,983)	9,138,720	305,416	(8,127,552)	1,030,850	(78,219)	952,631
Contribution from noncontrolling interest of a subsidiary	—	—	—	—	—	—	—	—	53	53
Repurchase of shares	—	—	(20,474,577)	(44,892)	—	—	—	(44,892)	—	(44,892)
Issuance of ordinary shares pursuant to share incentive plan	—	—	105,642	1,207	(1,198)	—	—	9	—	9
Share-based compensation expenses	—	—	—	—	9,406	—	—	9,406	—	9,406
Foreign currency translation adjustments	—	—	—	—	—	8,044	—	8,044	—	8,044
Cancellation of shares	(4)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	77,174	77,174	6,525	83,699
Balance as of December 31, 2024	389,331,539	249	(38,169,381)	(329,668)	9,146,928	313,460	(8,050,378)	1,080,591	(71,641)	1,008,950
Balance as of December 31, 2024 (US$ (Note 2(d)))	389,331,539	34	(38,169,381)	(45,164)	1,253,124	42,944	(1,102,897)	148,041	(9,815)	138,226

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net (loss)/income	(202,996)	(101,097)	83,699	11,467
Depreciation of property and equipment	15,369	11,895	6,220	852
Amortization of intangible assets and land use right	11,675	7,387	6,715	920
Amortization of right-of-use assets	11,119	10,403	4,200	575
Reversal of allowance for credit losses	(9,844)	(11,518)	(17,532)	(2,402)
Change in fair value of contingent consideration	(3,053)	—	(500)	(68)
Foreign exchange (losses)/gains	(5,259)	5,519	7,386	1,012
Impairment of long-term investments	—	22,240	17,553	2,405
Loss from disposal of property and equipment and intangible assets	4,964	9,097	191	26
Gain from dividend of equity investments	(130)	—	(8,415)	(1,153)
Share-based compensation expenses	5,049	15,926	9,406	1,289
Change in deferred tax liabilities	(1,741)	(812)	(779)	(107)
Remeasurement of equity investments	(5,603)	—	—	—
Change in fair value of investments	(23,608)	(25,690)	(24,204)	(3,316)
Gain from disposals of subsidiaries	(64,951)	—	(24,118)	(3,305)
Impairment of goodwill	112,102	114,661	—	—
Impairment of property and equipment, net	—	17,986	15,641	2,143
Share of results of equity investees	(292)	580	(1,486)	(204)
Changes in operating assets and liabilities:
Accounts receivable	(36,996)	(3,604)	(17,238)	(2,363)
Short-term and long-term amounts due from related parties	8,825	(5,362)	8,744	1,198
Prepayments and other current assets	48,558	(62,839)	6,292	862
Other non-current assets	2,113	35,276	41,815	5,729
Operating lease liabilities, current and non-current	(12,675)	(20,546)	(4,365)	(598)
Accounts and notes payable	16,775	53,125	6,741	924
Amounts due to related parties	31	1,695	(3,284)	(450)
Salary and welfare payable	(3,776)	(5,114)	1,743	239
Taxes payable	(3,646)	258	2,050	281
Advances from customers	(16,589)	171,297	(16,249)	(2,227)
Accrued expenses and other liabilities	11,588	(7,925)	(3,945)	(540)
Net cash (used in)/ provided by operating activities	(142,991)	232,838	96,281	13,189
Cash flows from investing activities:
Purchase of short-term and long-term investments	(462,513)	(606,877)	(636,520)	(87,203)
Proceeds from maturity of short-term and long-term investments	381,756	579,351	668,125	91,533
Cash paid for loan receivable	(825,294)	(452,974)	(753,223)	(103,191)
Cash received from loan repayment	876,608	528,813	758,616	103,930
Purchase of property and equipment and intangible assets	(6,450)	(9,788)	(11,813)	(1,618)
Cash paid for long-term investments	—	(1,050)	—	—
(Decrease in cash)/cash received from disposals of subsidiaries	(16,065)	3,243	(7,149)	(979)
Cash received from dividend of equity investment	130	212	8,625	1,182
Net cash (used in)/provided by investing activities	(51,828)	40,930	26,661	3,654
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of options	46	9	30	4
Acquisition of noncontrolling interests of subsidiaries	—	(600)	—	—
Repurchase of redeemable noncontrolling interests	—	—	(27,200)	(3,726)
Repayment of borrowings and discounted notes	(240,532)	(400,803)	(360,970)	(49,453)
Proceeds from borrowings and discounted notes	240,000	378,000	359,000	49,183
Payment of share repurchase	—	—	(44,892)	(6,150)
Cash contribution from noncontrolling interests	—	815	53	7
Net cash used in financing activities	(486)	(22,579)	(73,979)	(10,135)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,406)	(4,185)	(2,789)	(383)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(197,711)	247,004	46,174	6,325
Cash, cash equivalents and restricted cash at the beginning of year	395,598	197,887	444,891	60,950
Cash, cash equivalents and restricted cash at the end of year	197,887	444,891	491,065	67,275
Supplemental disclosure of cash flow information
Income tax paid	2,199	1,478	1,239	170
Interest paid	5,046	4,060	2,977	408
Supplemental disclosure of non-cash investing and financing activities
Accrual related to purchase of property and equipment	6,925	9,159	1,598	219
Receivables related to exercise of stock options	(35)	(32)	(11)	(2)
Accrual related to purchase business acquisitions	4,100	4,100	—	—
Receivables from disposal of subsidiaries	9,534	5,850	10,265	1,406
Net settlement of disposal consideration upon disposal of subsidiary	—	—	3,600	493
Net settlement of purchase business acquisitions upon disposal of subsidiary	—	—	(3,600)	(493)

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

As of December 31, 2024, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

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

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB202,996 and RMB101,097 and net profit of RMB83,699 for the years ended December 31, 2022, 2023 and 2024, respectively. Net cash used in operating activities was RMB142,991 for the year ended December 31, 2022 and the Group generated operating cash inflow of RMB232,838 and RMB96,281 for the years ended December 31, 2023 and 2024, respectively. In addition, the Group has been in positive working capital in recent years, and as of December 31, 2024, the working capital was RMB309,740. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents and short-term investments will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements.

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

For the years ended December 31, 2022, 2023 and 2024, the Company and its subsidiaries charged technology consulting service fees, platform service fees and group management fees of RMB6,178, RMB41,290 and RMB48,156, respectively, to its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

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

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2024, the aggregate accumulated deficit of the Affiliated Entities was RMB4,574 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

The following table sets forth the assets, liabilities, results of operations and cash flows of the Affiliated Entities which are included in the consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	200,399	99,860	13,681
Restricted cash	31,566	12,757	1,748
Short-term investments	350,043	219,712	30,100
Accounts receivable, net	33,661	28,524	3,908
Intercompany receivables	459,609	289,753	39,696
Amounts due from related parties	9,500	752	103
Prepayments and other current assets	55,275	10,820	1,482
Total current assets	1,140,053	662,178	90,718

Non-current assets
Long-term investments	186,127	363,046	49,737
Property and equipment, net	17,533	15,806	2,165
Intangible assets, net	23,347	20,382	2,792
Operating lease right-of-use assets, net	12,383	9,262	1,269
Goodwill	—	—	—
Other non-current assets	51,786	13,073	1,791
Total non-current assets	291,176	421,569	57,754
Total assets	1,431,229	1,083,747	148,472

LIABILITIES
Current liabilities
Short-term borrowings	189,758	—	—
Accounts and notes payable	106,849	138,211	18,935
Intercompany payable	5,361,755	5,037,555	690,142
Salary and welfare payable	13,455	16,627	2,278
Taxes payable	1,669	2,158	296
Advances from customers	263,495	242,721	33,253
Operating lease liabilities, current	2,609	2,410	330
Amounts due to related parties	3,844	3,121	428
Accrued expenses and other current liabilities	301,487	278,393	38,140
Total current liabilities	6,244,921	5,721,196	783,802
Non-current liabilities
Operating lease liabilities, non-current	4,305	1,385	190
Deferred tax liabilities	5,441	4,808	659
Total non-current liabilities	9,746	6,193	849
Total liabilities	6,254,667	5,727,389	784,651

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues - intra-Group (1)	105,600	5,337	3,816	523
Net revenues - third-party	158,920	344,965	415,478	56,920
Net (loss)/income attributable to Tuniu Corporation (2)	(38,026)	(44,507)	172,384	23,617
Net cash (used in)/provided by operating activities	(77,733)	334,174	125,819	17,237
Net cash provided by/(used in) investing activities	81,081	(67,183)	61,543	8,431
Net cash used in financing activities	(34,589)	(113,626)	(153,344)	(21,008)

Additional disclosures relating to operating results of the Affiliated Entities:

(1)	Net revenues - intra - Group reflect amounts charged to other entities within the Group for royalty fee for the usage of software owned by VIE in the amount of RMB27,600, RMB5,337 and RMB3,816, for the years ended December 31, 2022, 2023 and 2024, respectively. Net revenues for the year ended December 31, 2022 also included revenue from the sales of intangible assets within the Group, respectively. All these transactions have been eliminated in the presentation of consolidated statement of comprehensive (loss)/income.
(2)	Net (loss)/income includes costs occurred to other entities within the Group for technology consulting service fees and group management fees in the amount of RMB6,178, RMB41,290 and RMB48,156 for the years ended December 31, 2022, 2023 and 2024, respectively, as well as income from the sales of property and equipment in the amount of RMB1,326 for the year ended December 31, 2024, all of which have been eliminated in the presentation of consolidated statement of comprehensive (loss)/income.

Additional disclosures relating to investing activities of the Affiliated Entities:

Investing activities of the Affiliated Entities primarily represent the investment of, or redemption of, short-term investments during the periods indicated.

Additional disclosures relating to financing activities of the Affiliated Entities:

Financing activities include borrowing and repayment of loans from other entities within the Group, including repayments of RMB36,689, repayments of RMB92,626 and repayments of RMB154,344 for the years ended December 31, 2022, 2023 and 2024, respectively, all of which have been eliminated in the presentation of consolidated statement of cash flows.

In addition, the Affiliated Entities repaid financing from banks by discounting bank acceptance notes (Note 14) for their operations with the amount of RMB21,000 for the year ended December 31, 2023 and obtained financing with the amount of RMB2,100 and RMB1,000 for the years ended December 31, 2022 and 2024, respectively.

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive (loss)/income as foreign exchange losses.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(d) Functional Currency and Foreign Currency Translation – continued

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB7.2993 on December 31, 2024, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2024, or at any other rate.

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

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(e) Fair Value Measurement – continued

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant Other
	Markets for Identical Assets (Level 1)
	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Long-term investments	1,865	2,074	284

	Fair Value Measurement Using Significant Other
	Observable Inputs (Level 2)
	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Short-term investments	771,530	226,178	30,986

	Fair Value Measurement Using
	Unobservable Inputs (Level 3)
	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Contingent consideration for business combinations - short term	4,100	—	—

The roll forward of major Level 3 investments are as following:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Fair value of Level 3 investment at the beginning of the year	60,038	—	—
Addition	—	—	—
Decrease	(60,159)	—	—
Change in fair value of the investments	121	—	—
Fair value of Level 3 investment at the end of the year	—	—	—

The Company determined the fair value of its investments by using income approach with significant unobservable inputs of future cash flows and discount rates ranging from 2.0% to 10.0%.

The roll forward of contingent consideration for acquisitions is as below:

		As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	4,100	4,100	562
Contingent consideration settled (Note 4)	—	(3,600)	(493)
Contingent consideration reversed (Note 4)	—	(500)	(69)
Balance at the end of the year	4,100	—	—

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

(g) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash mainly represents (i) cash deposits required by tourism administration departments as a pledge to secure travellers’ rights and interests, (ii) cash deposits required by China Insurance Regulatory Commission for engaging in insurance agency or brokering activities, (iii) the deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee, and required by the Group’s business partners, (iv) deposits frozen by banks required by courts or due to other restrictions.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on consolidated balance sheet as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Cash and cash equivalents	153,835	378,989	465,004	63,705
Restricted cash	44,052	65,902	26,061	3,570
Total	197,887	444,891	491,065	67,275

(h) Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which are due between three months and one year and stated at amortized cost; and (ii) investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate and with original maturities between three months and one year. Certain investments can be redeemed by the Group at early notification, while certain investments are not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive (loss)/income. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2022, 2023 and 2024. Short-term investments with the amount of RMB130,000 and RMB80,000 are pledged for the issuance of bank notes as of December 31, 2023 and 2024, respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(j) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less provision for current expected credit losses. The Group recognized allowance for expected credit a reversal of RMB1,530, RMB5,189 and RMB2,322 for the years ended December 31, 2022, 2023 and 2024, respectively.

The following table summarized the details of the Group’s allowance for expected credit losses related to accounts receivables:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	94,433	80,547	72,606	9,947
Allowance for expected credit losses	844	350	1,484	203
Reversal	(2,374)	(5,539)	(3,806)	(521)
Write-offs	—	(2,752)	—	—
The effect of disposals of subsidiaries	(12,356)	—	(4,033)	(552)
Balance at the end of year	80,547	72,606	66,251	9,076

(k) Long-term investments

Long-term investments include equity investments, held-to-maturity investments and other long-term investments.

Equity investments

The Group accounts for the investments in entities with significant influence under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from an investment is recognized in the consolidated statements of comprehensive (loss)/income. Dividends received reduce the carrying amount of the investment. Equity-method investment is reviewed for impairment by assessing if the decline in fair value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment.

The Group elects a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, the Group measures these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive (loss)/income equal to the excess of the investment’s cost over its fair value. During the years ended December 31, 2022, 2023 and 2024, the Group recognized impairment losses of nil, RMB22,240 and RMB17,553, respectively on certain equity investments based on the Group’s assessment of current economic conditions with the considerations of the operating performance of the investees.

Equity securities with readily determinable fair value and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured at fair value, with changes recorded in the consolidated statements of comprehensive (loss)/income.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

Other long-term investments

Other long-term investments include financial products with maturities over one year, which are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive (loss)/income.

Refer to Note 6 for details.

(l) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 - 5 years
Buildings	16 - 20 years
Furniture and fixtures	3 - 5 years
Vehicles	3 - 5 years
Software	1 - 5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset ranging from 1 - 9 years

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

Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in other operating income in the consolidated statements of comprehensive (loss)/income.

(m) Land use right, net

Land use right represents the payments for usage of land for office buildings, which is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over their respective lease period which is 49.

(n) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-use software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB2,467, RMB2,750 and RMB1,572 for the years ended December 31, 2022, 2023 and 2024, respectively. The amortization expense for capitalized software costs amounted to RMB8,678, RMB6,994 and RMB3,740 for the years ended December 31, 2022, 2023 and 2024, respectively. The unamortized amount of capitalized internal use software development costs was RMB6,047 as of December 31, 2024.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(p) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 1 to 5 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, supplier relationship, software, technology, non-compete agreements, travel licenses and insurance agency license, which are amortized on a straight-line basis over their estimated useful lives of 1 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. The Group provided no impairment for intangible assets for the years ended December 31, 2022, 2023 and 2024, respectively. Refer to Note 8 for details.

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

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(r) Impairment of non-financial assets – continued

Land use right and construction in progress (“CIP”)

The Group acquired a piece of land (Refer to land use right in Note 9) with a plan to build an office building thereon for its own use and started certain construction work with cost incurred recorded in construction in progress under property, plant and equipment (Refer to Note 7). With the change of business strategy, the Company decided to terminate the development project and intended to dispose the land sometime in the future. The construction work is only limited to the foundation of the land and can be sold and developed together with the land, so land use right and CIP thereon are considered as an asset group separated from the Group’s core business operation. The Group has been performing impairment assessment by reference to the latest transaction prices of similar land in the market and made impairment charges of nil, RMB18.0 million and RMB15.6 million for the years ended December 31, 2022, 2023 and 2024, respectively, by charging to general and administrative expenses in the consolidated statements of comprehensive (loss)/income accordingly. The carrying value of this asset group was RMB121.1 million and RMB99.5 million as of December 31, 2023 and 2024, respectively.

Non-financial assets for the Group’s core business

The Group’s remaining non-financial assets including property and equipment of RMB21.8 million, intangible assets of RMB22.2 million and operating lease right-of-use assets of RMB9.3 million, which are used for the Group’s core business, are considered one asset group which represents the lowest level to independently generate identifiable cash flows. The low market capitalization as of December 31, 2024 was considered as an impairment indicator for this asset group and the Group further performed impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group, using the key assumptions including revenue growth rate, gross margin, operating expenses and working capital requirements. Based on management’s assessment, the undiscounted cash flow of the asset group was higher than the carrying value of the asset group and hence no impairment of non-financial assets for the core business was recognized during the year ended December 31, 2024.

Based on management’s assessment, no impairment of non-financial assets for the core business was recognized during the years ended December 31, 2022 and 2023.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(t) Revenue Recognition - continued

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. As of December 31, 2023 and 2024, the Group did not record any contract assets.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the undelivered performance obligation identified in the customer contract related to self-operated local tour operator business, which is recorded as advances from customers. As of December 31, 2023 and 2024, the balances of contract liabilities were RMB399 and RMB529 respectively, which is expected to be recognized as revenue within one year.

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

The Group also operates its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour. The Group is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Under certain arrangements, the Group engages certain vendors to purchase travelling resources centrally on behalf of the Group, while the Company is still responsible for designing the packaged tours, setting up the price and further selling to travellers. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606. Revenues from the self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues for the self-operated local tour operator business were RMB32,308, RMB100,078 and RMB107,970 for the years ended December 31, 2022, 2023 and 2024, which were recorded in revenues from packaged tours.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(t) Revenue Recognition - continued

Other revenues: Other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, with revenue recognized of RMB1,639, RMB8,429 and RMB11,160 for the years ended December 31, 2022, 2023 and 2024, respectively (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB46,263, RMB44,647 and RMB47,943 for the years ended December 31, 2022, 2023 and 2024, respectively, (iii) fees for advertising services that the Group provides primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB12,191, RMB27,571 and RMB31,302 for the years ended December 31, 2022, 2023 and 2024, respectively, (iv) sales of merchandises, whereas the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified merchandises, for which revenue is recognized on gross basis with revenue recognized of RMB15,213, RMB6,264 and RMB7,855 for the years ended December 31, 2022, 2023 and 2024, respectively; and (v) service fees for financial services. The Group provided cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2022, 2023 and 2024 were RMB19,215, RMB6,923 and RMB2,288, respectively.

Revenue is recognized when relevant services are rendered, the tickets are issued or merchandises are accepted by customers.

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travel products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. As of December 31, 2023 and 2024, liabilities recorded related to membership points and cash rewards were RMB3,700 and RMB3,949, respectively.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(v) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expenses and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB15,066, RMB50,325 and RMB89,096 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of comprehensive (loss)/income and cash flows.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(z) Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

(aa) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB17,367, RMB13,413 and RMB13,343 for the years ended December 31, 2022, 2023 and 2024, respectively.

(ab) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive (loss)/income when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB9,540, RMB7,009 and RMB1,346 for the years ended December 31, 2022, 2023 and 2024, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ac) Dividends

Dividends are recognized when declared.

No dividends have been paid or declared by the Company during the years ended December 31, 2022, 2023 and 2024.

(ad) Earnings (Loss) Per Share

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

(ae) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive (loss)/income. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(af) Treasury stock

The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets. In March 2024, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares. For the years ended December 31, 2022, 2023 and 2024, the Company repurchased nil, nil and 20,474,577 shares with total repurchase price of nil, nil and RMB44,892, respectively. For the years ended December 31, 2022, 2023 and 2024, the Group reissued 314,592, 151,485 and 105,642 shares to employees upon their exercise of share options or vesting of restricted share units under the Group’s share compensation plans, respectively. The Company recognizes the difference between the reissuance price and the average cost the Company paid for repurchase in additional paid-in capital when reissuing the shares.

(ag) Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM reviews the consolidated net (loss)/income that is reported on the consolidated statements of comprehensive (loss)/income to assess performance and make decisions about allocating resources for the Group’s single reportable segment. This segment is engaged in provision of travel - related business. The Group derives revenue primarily in the PRC and manages the business activities on a consolidated basis.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ag) Segment Reporting – continued

The primary measure of segment profitability for the Group operating segment is consolidated net (loss)/income. Consolidated net (loss)/income is used by the CODM to monitor budget versus actual results as well as comparation with the Group’s competitors, which are used in assessing performance of the segment. Significant segment expenses reviewed by the CODM on a regular basis included within net loss include cost of revenues, research and product development expenses, selling and marketing expenses, and general and administrative expenses which are consistent with those presented on the Group’s consolidated statements of comprehensive (loss)/income. Other segment items within consolidated net (loss)/income include impairment of goodwill, other operating income, interest and investment income, net, and other income, net.

The Group manages assets on a consolidated basis as reported on the consolidated balance sheets. The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(ah) Recently Issued Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. The Group adopted this ASU from January 1, 2024, which did not have a material impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Group adopted this ASU beginning January 1, 2024 on a retrospective basis for all periods presented, which did not have a material impact on the Group’s consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ah) Recently Issued Accounting Pronouncements – continued

In December 2023, the FASB issued Accounting Standards Update 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Group is in the process of evaluating the impact of the new guidance on its income tax disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. This ASU requires entities to disaggregate operating expenses into specific categories to provide enhanced transparency into the nature and function of expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

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

As of December 31, 2024, the Group had cash and cash equivalents, restricted cash and investments in bank A located in PRC, bank B located in PRC, bank C located in PRC, bank D located in Hong Kong and bank E located in PRC, representing 22%, 21%, 13%, 8% and 8% of total balance, respectively.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from individual customers, corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on those customers and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2022, 2023 and 2024.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Acquisition of travel agencies

Before 2020, the Group made several acquisitions in offline travel agencies. These business acquisitions were accounted for using purchase accounting and goodwill of RMB232,007 was recognized accordingly, which was fully impaired as of December 31, 2023 (see Note 2(q)). The fair value of the contingent cash consideration, based on the achievement of profit target in the future, was estimated using a probability-weighted scenario analysis method. During the years ended December 31, 2022, 2023 and 2024, no contingent consideration was paid and the Group remeasured the contingent consideration liability to fair value based on the reassessment of achievement of profit target and recorded the following adjustments to reduce the contingent liability by RMB3,053, nil and RMB500, respectively. During the year ended December 31, 2024, upon the disposal of certain subsidiaries engaged in Japan tour business as disclosed below, the Group net settled the remaining unpaid contingent consideration with the amount of RMB3,600. As of December 31, 2024, there was no contingent consideration balance in connection with the acquisitions made in prior years.

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

During the year ended December 31, 2024, the Group disposed 100% equity interests in certain subsidiaries engaged in Japan tour business, which were acquired by the Group before 2020, and the disposal activities are presented in aggregate as follows:

Amount
Total consideration (net-off of unpaid contingent consideration of RMB3,600)	13,507
Derecognition of:
Net liabilities (including cash disposed of RMB12,624)	10,903
Intangible assets	(389)
Deferred tax liability	97
Total disposal gain	24,118

As a result of above disposals, the Group recognized a disposal gain of RMB64,951, nil and RMB24,118 for the years ended December 31, 2022, 2023 and 2024, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition – continued

Disposal of travel agencies – continued

During the years of December 31, 2022, 2023 and 2024, out of the disposal considerations, the Group received proceeds of RMB7,454, RMB3,243 and RMB5,475, respectively. As of December 31, 2024, the unpaid disposal considerations were RMB13,131 which are expected to receive in 5 years.

The business size of disposed former subsidiaries were not material to the Group and the Group continues to operate its travel agency business, hence the disposals were not considered as a strategic shift for the Group’s business operations nor discontinued operations.

Refer to Note 6 for accounting for the retained noncontrolling investments in these former subsidiaries disposed in 2022.

5. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	141,585	144,083	19,740
Interest income receivable	603	381	52
Prepayment for advertising expenses	1,014	1,395	191
Loan receivables (a)	25,130	19,498	2,671
Value-added tax receivables	46,269	38,869	5,325
Receivables from employees	7,621	7,438	1,019
Refunds due from vendors	—	6,244	856
Others	11,967	17,535	2,402
Total	234,189	235,443	32,256

(a) Loan receivables are recorded in connection with the Group’s cash lending service, which are expected to receive within one year according to the repayment schedule.

The Group recognized a net provision for prepayments and other current assets of RMB8,458 and a net reversal of provision of RMB2,923 and RMB13,481 for the years ended December 31, 2022, 2023 and 2024, respectively.

The following table summarized the details of the Group’s provision for prepayments and other current assets:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	318,034	324,878	319,321	44,975
Addition	16,508	1,355	900	123
Reversal	(8,050)	(4,278)	(14,381)	(1,970)
Write-offs	—	(2,634)	(1,700)	(233)
Disposals of subsidiaries	(1,614)	—	(11,270)	(1,544)
Balance at the end of year	324,878	319,321	292,870	41,351

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6. Long-term investments

The Group’s long-term investments consist of equity investments, held-to-maturity investments and other long-term investments.

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Equity investments – equity method	54,833	56,319	7,716
Equity investments – without readily determinable fair values	150,112	132,348	18,132
Equity investments – securities with readily determinable fair values (Note 22(a))	1,865	2,074	283
Held-to-maturity investments	3,009	343,300	47,032
Total	209,819	534,041	73,163

Equity investments - equity method

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42,500 for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. As of December 31, 2023 and 2024, the carrying value of its equity investment was RMB46,331 and RMB46,937, respectively.

As disclosed in Note 4, during the year ended December 31, 2022, the Group disposed the controlling interests in certain subsidiaries and only retained non-controlling interests in the former subsidiaries after the disposals, and recognized an investment of RMB9,655 at fair value. Since the Group is still entitled to appoint one board seat to each of former subsidiaries, the Group is considered to be able to insert significant influence over their operating and financial policies so the retained noncontrolling investments are measured under equity method. As of December 31, 2023 and 2024, the carrying value of these equity investments was RMB6,481 and RMB7,001, respectively.

In June 2023, Guangxi Yijianyou Tourism Operation Co., Ltd. (“Yijianyou”) was established and the Group invested RMB1,050 for 35% of equity interest in Yijianyou. This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Yijianyou as the Group has one of the three board seats of Yijianyou. As of December 31, 2023 and 2024, the carrying value of its equity investment was RMB2,021 and RMB2,381, respectively.

During the years ended December 31, 2022 and 2024, the Group recognized RMB292 and RMB1,486 of shares of income of equity investees, respectively, and during the year ended December 31, 2023, the Group recognized RMB580 of shares of loss of equity investees, from all of its equity method investments. As of December 31, 2023 and 2024, none of the Group’s equity method investment, neither individually nor in aggregate, was considered as significant under Reg S-X Rules.

Equity investments – without readily determinable fair values

	As of December 31,
	2023	2024
	RMB	RMB	US$(Note 2(d))
Equity investments without readily determinable fair values:
Initial cost	174,771	174,560	23,915
Net cumulative fair value adjustments	47,082	47,082	6,450
Impairment	(71,741)	(89,294)	(12,233)
Carrying Value	150,112	132,348	18,132

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6. Long-term investments - continued

Equity investments included investments in HNA Trust with the carrying value of RMB13,106 and RMB12,895 as of December 31, 2023 and 2024, respectively. As disclosed in Note 22(a), in May 2022, the Group received and registered 632,992,650 trust units, representing 0.09% of total unit interests, as the settlement of the remaining HNA debts. Upon the receipts of trust units with the legal title by the Group, the Group recognized an initial investment with the amount of RMB13,318. As an ordinary unit holder, the Group is entitled to receive distribution of trust income based on the income distribution plan of HNA trust. The Group has no redemption rights to request HNA Trust to early redeem its trusts units at the Group’s sole discretion and HNA trust is a privately owned and the trust units are not traded publicly. As a result, the Group accounted for such investment in trust units as equity investment without readily determinable fair values and elected to apply the measurement alternatives for this investment. During the years ended December 31, 2023 and 2024, the Group received cash of RMB212 and RMB211 from HNA Trust, respectively, with the equivalent trust units deregistered according to the trust agreement and the corresponding investment was derecoginsed accordingly.

During the years ended December 31, 2022, the Group remeasured certain of above equity investments based on the information obtained from observable transactions and recognized an investment gain of RMB5,603. No remeasurement was made for the year ended December 31, 2023 and 2024 as no observable transactions for these equity investees were noticed, other than impairment disclosed below.

During the year ended December 31, 2023 and 2024, the Group recognized impairment losses of RMB22,240 and RMB17,553 on certain equity investments based on the Group’s assessment of current economic conditions with the considerations of the operating performance of the investees, respectively. The impairment was recorded in other income. No impairment loss was recognized for long-term investments for the years ended December 31, 2022.

Held-to-maturity investments

The Group made investments in time deposits that the Group has intention and ability to hold until maturity. The Group classified these investments as held-to-maturity investments. As of December 31, 2023 and 2024, the carrying value of these investments amounted to RMB3,009 and RMB343,300, respectively.

7. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	113,569	111,129	15,225
Leasehold improvements	109,142	65,411	8,961
Buildings	4,109	4,474	613
Furniture and fixtures	11,705	10,999	1,507
Vehicles	4,864	3,928	538
Software	195,303	196,649	26,941
Subtotal	438,692	392,590	53,785
Less: Accumulated depreciation	(411,963)	(370,794)	(50,799)
Property and equipment subject to depreciation	26,729	21,796	2,986
Construction in progress (Note 2(r))	48,736	44,680	6,121
Less: Impairment (Note 2(r))	(17,986)	(33,627)	(4,607)
Total	57,479	32,849	4,500

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 was RMB15,369, RMB11,895 and RMB6,220, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2024					2023
					US$
	RMB				(Note 2(d))	RMB
	Gross					Gross
	Carrying	Accumulated	Impairment	Net	Net	Carrying	Accumulated	Impairment	Net
	Amount	Amortization	Charge	Balance	Balance	Amount	Amortization	Charge	Balance
Travel license	30,456	(17,005)	—	13,451	1,843	30,456	(15,703)	—	14,753
Insurance agency license	11,711	(5,514)	—	6,197	849	11,711	(4,928)	—	6,783
Software	66,861	(65,843)	—	1,018	139	65,688	(64,341)	—	1,347
Technology	4,300	(2,929)	—	1,371	188	4,300	(2,473)	—	1,827
Trade names	35,800	(20,145)	(15,482)	173	24	38,264	(21,401)	(15,482)	1,381
Customer relationship	11,020	(4,180)	(6,840)	—	—	11,020	(4,180)	(6,840)	—
Non-compete agreements	2,140	(2,140)	—	—	—	5,816	(5,816)	—	—
Total	162,288	(117,756)	(22,322)	22,210	3,043	167,255	(118,842)	(22,322)	26,091

The weighted average useful life for each intangible asset is as below:

	Weighted Average Useful Life
	2024		2023
Travel license	18	years	18	years
Insurance agency license	20	years	20	years
Software	4	years	4	years
Technology	9	years	9	years
Trade names	13	years	12	years
Customer relationship	15	years	15	years
Non-compete agreements	5	years	6	years

Amortization expenses for intangible assets were RMB9,613, RMB5,326 and RMB4,653 for the years ended December 31, 2022, 2023 and 2024, respectively.

No impairment charge was made for intangible assets for the years ended December 31, 2022, 2023 and 2024. The impairment balance was related to the impairment charges provided for trade names and customer relationship in prior years.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2025	3,112	426
2026	2,434	333
2027	2,389	327
2028	1,915	262
2029	1,910	262
Thereafter	10,450	1,433
Total	22,210	3,043

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Land use right, net

Land use right, net, consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Land use right	101,007	101,007	13,838
Less: Accumulated amortization	(10,478)	(12,540)	(1,718)
Net book value	90,529	88,467	12,120

In December 2018, the Group obtained the certificate for a land use right, which had been fully paid, and started to amortize over the remaining period of the right to use the land. Amortization expenses for land use right were RMB2,062, RMB2,061 and RMB2,062 for the years ended December 31, 2022, 2023 and 2024, respectively. Refer to Note 2(r) for impairment test.

10. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	114,661	—	—
Impairment (Note 2(q))	(114,661)	—	—
Balance at the end of year	—	—	—

11. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Deposits	1,813	5,765	790
Receivables from employees	8,551	4,125	562
Long-term prepayments to a supplier (a)	29,341	—	—
Receivables for disposal of subsidiaries (Note 4)	5,850	9,318	1,279
Others	10,405	—	—
Total	55,960	19,208	2,631

(a) This represents the prepayment of hotel resources the Group prepaid to a third party supplier which are expected to be utilized over one year.

The Group recognized a reversal of provision for non-current assets of RMB2,979, RMB283, and RMB655 for the years ended December 31, 2022, 2023 and 2024. The following table summarized the details of the Group’s provision:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$(Note 2 (d))
Balance at the beginning of year	10,944	7,965	7,682	1,082
Addition	1,894	682	820	112
Write-offs	—	—	(4,574)	(627)
Reversal	(4,873)	(965)	(1,475)	(202)
Balance at the end of year	7,965	7,682	2,453	336

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Short-term and long-term borrowings

The following is a summary of short-term and long-term borrowings:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Short-term borrowings, including short-term portions of long-term borrowings	7,277	36	5
Long-term borrowings	10,395	—	—

As of December 31, 2023 and 2024, the Group had borrowings from banks, with interests charged at rates ranging from 0.2% to 10.3% and 10.3% per annum, respectively.

The above borrowings contain certain standard covenants including, among others, limitation on liens, liquidation and dissolution of the Group, significant change of the Group’s capital structure and external investments. The Group was in compliance with all of the loan covenants as of December 31, 2023 and 2024.

13. Leases

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining lease terms of two month to fifteen years.

Total lease costs were RMB15,427, RMB12,511 and RMB5,233 for the year ended December 31, 2022, 2023 and 2024, respectively including short-term lease costs within 12 months of RMB1,936, RMB809 and RMB1,699 respectively.

Consolidated balance sheet information related to leases is presented as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
ASSETS
Operating lease right-of-use assets, net	12,484	9,266	1,269
LIABILITIES
Operating lease liabilities, current	2,709	2,994	410
Operating lease liabilities, non-current	5,348	1,680	230
Total	8,057	4,674	640

Supplemental cash flow information related to leases is as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Cash paid for amounts included in the measurement of lease liabilities	15,048	15,169	3,700	521
Right-of-use assets obtained in exchange for operating lease liabilities	5,642	8,619	—	—

Other information related to lease is as follows:

	As of December 31,
	2023	2024
Weighted average remaining lease term (years)	5.07	4.67
Weighted average discount rate	5%	5%

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13. Leases - continued

As of December 31, 2024, maturities of lease liabilities (excluding lease payments of RMB350 for the leases with lease terms less than one year) are as follows:

As of December 31,
2024
RMB
2025	2,037
2026	1,668
2027	1,316
2028 and thereafter	930
Total minimum lease payments	5,951
Less: interest	(1,277)
Present value of lease obligations	4,674

14. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users (a)	10,386	10,223	1,401
Payable for business combination (Note 4)	4,100	—	—
Accrued liabilities related to customers incentive program	3,700	3,949	541
Accrued professional service fees	3,298	4,663	639
Accrued advertising expenses	15,885	11,960	1,639
Deposits received from suppliers	64,401	65,019	8,908
Accrued operating expenses	16,535	19,193	2,629
Advanced payment from banks (b)	14,085	11,608	1,590
Discounted bank acceptance notes (c)	179,000	180,000	24,660
Others	18,091	15,419	2,110
Total	329,481	322,034	44,117

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

(c) Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest ranging from 0.90% to 1.25%. The issuance of notes payable is collateralized by the Group’s bank deposits of RMB179,000 and RMB180,000 as of December 31, 2023 and 2024, respectively, which were recorded in short-term investments.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2022, 2023 and 2024.

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

The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2022 for another three years. Tuniu Nanjing Information Technology obtained its HNTE certificate in 2017 with a valid period of three years and successfully obtained its second renewal of such a certificate in December 2023 for another three years. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology are eligible to enjoy a preferential tax rate of 15% in 2024 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities.

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

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2022	2023	2024
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Change in valuation allowance	(20.3)	24.1	(18.7)
R&D expenses super-deduction	(2.9)	3.6	(4.4)
Non-deductible expenses and non-taxable income incurred	0.4	(48.5)	0.6
Difference in EIT rates of certain subsidiaries	0.1	0.7	2.1
Effect of preferential income tax rates	(1.9)	(6.3)	(5.6)
Total	0.4	(1.4)	(1.0)

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Income Taxes – continued

The aggregate amount and per share effect of the preferential income tax rates are as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Aggregate amount	3,929	6,245	4,767	653
Basic and diluted net loss per share effect	—	—	—	—

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	7,246	6,954	953
Net operating loss carry forwards	403,448	277,353	37,997
Carryforwards of deductible advertising expenses	10,617	10,648	1,459
Impairment of non-financial assets	4,496	8,407	1,152
Remeasurement and impairment of long-term investments	3,699	6,595	903
Allowance for credit losses	242,704	233,038	31,926
Subtotal	672,210	542,995	74,390
Less: valuation allowance	(672,210)	(542,995)	(74,390)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(6,027)	(5,151)	(706)
Total non-current deferred tax liabilities, net	(6,027)	(5,151)	(706)

As of December 31, 2024, the Group had net operating loss carryforwards of RMB1,432,462 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is generally five years. Nanjing Tuniu and Tuniu Nanjing Information Technology, as HNTEs, are eligible to enjoy the extended period for the tax losses carry-forward from 5 years to 10 years. The net operating loss carry forward of the Group will start to expire in 2025 for the amount of RMB419,031 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2026 and 2034. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2023 and 2024, valuation allowances of RMB672,210 and RMB542,995 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15. Income Taxes – continued

Movement of valuation allowance

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	939,621	757,126	672,210	92,092
Additions	31,686	18,027	43,477	5,956
Written-off for expiration of net operating losses	(212,636)	(60,924)	(113,427)	(15,539)
Utilization of previously unrecognized tax losses and timing difference	(1,545)	(42,019)	(59,265)	(8,119)
Balance at the end of the year	757,126	672,210	(542,995)	(74,390)

16. Redeemable noncontrolling interests

In December 2016, the Group entered into an investment agreement with certain investors (“noncontrolling shareholders”) to establish a subsidiary. The noncontrolling shareholders contributed RMB90,000 and held 30% equity interest. Pursuant to the investment agreement, the noncontrolling shareholders have the option to request the Group to redeem their equity interests at an agreed price after three years of the investment. Before 2021, the Group paid a total amount of RMB77,733, including interest expenses, to noncontrolling shareholders for 20% of their equity interests in the subsidiary. For the year ended December 31, 2024, the Group completed the redemption of the remaining redeemable noncontrolling interests at the redemption price of RMB27,200. The carrying value of redeemable noncontrolling interests was nil as of December 31, 2024.

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

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	27,200	27,200	27,200	3,726
Redemption of redeemable noncontrolling interests	—	—	(27,200)	(3,726)
Accretion on redeemable noncontrolling interests	—	—	—	—
Balance as of December 31	27,200	27,200	—	—

17. Ordinary Shares

Upon inception of the Company, each ordinary share was issued at a par value of US$0.0001 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2023 and 2024, the authorized share capital of the Company is US$100,000 divided into 1,000,000,000 shares, comprising of 780,000,000 Class A Ordinary Shares and 120,000,000 Class B Ordinary Shares, each at a par value of US$0.0001 per share, and 100,000,000 shares of a par value of US$0.0001 each of such class or classes as the board of directors may determine.

As of December 31, 2024, 1,000,000,000 ordinary shares were authorized. 389,331,539 were issued and outstanding, comprising of 371,958,039 Class A shares and 17,373,500 Class B shares as of December 31, 2024.

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

The share options and restricted shares granted under the 2008 plan initially have a contractual term of six or ten years, and grants under the 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan generally vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. As of December 31, 2024, 32,593,130 options and 63,843 restricted shares were outstanding under the 2008 and 2014 plan.

The Group recognized share-based compensation expense of RMB5,049, RMB15,926 and RMB9,406 for the years ended December 31, 2022, 2023 and 2024, respectively, which was classified as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	411	216	261	36
Research and product development	572	216	261	36
Sales and marketing	657	86	126	17
General and administrative	3,409	15,408	8,758	1,200
Total	5,049	15,926	9,406	1,289

Share options

The following table summarizes the Company’s option activities:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	share options	Price	Contractual Life	Value
		US$	In Years	US$’000
Outstanding at January 1, 2024	35,268,120	0.84	6.82	3,805
Exercised	(60,678)	—	—	—
Forfeited	(125,947)	—	—	—
Outstanding at December 31, 2024	35,081,495	0.84	5.95	3,776
Vested and expected to vest at December 31, 2024	34,776,957	0.84	5.93	2,763
Exercisable at December 31, 2024	26,960,486	0.97	5.40	3,738

The total intrinsic value of options exercised for the years ended December 31, 2022, 2023 and 2024 was RMB458, RMB117 and RMB148, respectively.

The weighted-average grant date fair value for options granted during the year ended December 31, 2022, 2023 and 2024 was US$0.15, US$0.27 and nil, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2022, 2023, and 2024 was RMB2,371, RMB5,172 and RMB21,888, respectively.

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

The Company uses the binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants for the years ended December 31, 2022 and 2023 were as follows and no share options were granted for the year ended December 31, 2024:

	2022	2023
Expected volatility	48.25%	49.00%
Risk-free interest rate	2.78%	3.30%
Exercise multiple	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%
Time to maturity (in years)	10	10
Expected forfeiture rate (post-vesting)	0%-13.24%	0%-3.75%
Fair value of the common share on the date of option grant	US$0.13-0.16 (RMB0.90-1.10)	US$0.25-0.27 (RMB1.79-1.83)

As of December 31, 2024, there was RMB10,558 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 1.86 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2022, 2023 and 2024 were RMB136, RMB408 and RMB290, respectively.

The fair value of restricted shares with service conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of	Weighted average
	restricted shares	grant date fair value
Restricted shares as of January 1, 2024	108,807	0.17
Vested	(44,964)	0.17
Restricted shares as of December 31, 2024	63,843	0.17
Vested and expected to vest at December 31, 2024	63,843	0.17

As of December 31, 2024, there was RMB115 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 1.35 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19. (Loss)/income Per Share

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net (loss)/income attributable to Tuniu Corporation	(193,382)	(99,291)	77,174	10,573
Numerator for basic and diluted net (loss)/income per share	(193,382)	(99,291)	77,174	10,573
Denominator:
Weighted average number of ordinary shares outstanding - basic	371,208,209	371,453,164	361,482,355	361,482,355
Weighted average number of ordinary shares outstanding - diluted	371,208,209	371,453,164	363,718,947	363,718,947
(Loss)/income per share - basic and diluted	(0.52)	(0.27)	0.21	0.03

The Company had securities which could potentially dilute basic loss per share in the future, which were excluded from the computation of diluted loss per share for the years ended December 31, 2022 and 2023 as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and unvested restricted shares with the number of 9,996,757 and 9,728,646 for the years ended December 31, 2022 and 2023, respectively.

20. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB492,528 million, or 48.8% of the Group’s total consolidated net assets as of December 31, 2024.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

21. Commitments and Contingencies

(a) Capital Commitments

As of December 31, 2024, capital commitments relating to leasehold improvement were approximately RMB1,079.

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

(c) Other commitments

Deposits or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB30.0 million and RMB22.1 million as of December 31, 2023 and 2024, respectively. The issuance of letter of guarantee is collateralized by the Group’s bank deposits of RMB30.0 million and RMB22.1 million as of December 31, 2023 and 2024, respectively, which were recorded in restricted cash and long-term investment.

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Ctrip Investment Holding Co., Ltd. (“Trip.com”)	a shareholder of the Company with the right to appoint one director of the Company
JD.com Investment Limited (“JD”)	a shareholder with one board director of the Company
Hopeful Tourism Limited (“Caissa”, a wholly-owned subsidiary of Caissa Sega Tourism Culture Investment Limited)	a shareholder with one board director of the Company (before February 29, 2024)
HNA Tourism and HNA Trust	a shareholder with two board directors of the Company
Beijing Hengxin International Travel Agency Co., Ltd. (“Hengxin”)	an associate of the Company (from June 2022 after the disposal of Hengxin)
Fullshare Holdings Limited (“Fullshare”)	a principal shareholder
Guangxi Yijianyou Tourism Operation Co., Ltd. (“Yijianyou”)	an associate of the Company

a)	Transactions with related parties:

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22. Related party transactions and balances - continued

a)	Transactions with related parties (continued):

The Group sells packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. The Group purchased travel products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through the Group’s online platform, amounted of RMB45.9,nil and RMB111.3 for the years ended December 31, 2022, 2023 and 2024, respectively.

JD

On May 8, 2015, the Company issued 65,625,000 Class A ordinary shares to Fabulous Jade Global Limited, a subsidiary of JD, for cash consideration of RMB1,528.2 million and RMB660.2 million representing the fair value of business resource contributed by JD.

On November 20, 2020, JD completed transfer of all its equity interest in the Group to Caissa. Subsequently on February 9, 2021, Caissa assigned a director to the Company’s board of directors to replace the director previously assigned by JD and since then, JD was no longer a related party of the Group. In December 2023, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD, Caissa, Caissa Sega Tourism Culture Development Group Co., Ltd. and Fabulous Jade Global Limited entered into a termination agreement, pursuant to which the parties agreed to terminate the share purchase agreement and agreed for the 78,061,780 Class A ordinary shares then beneficially owned by Caissa and Fabulous Jade Global Limited to be returned and transferred to JD. Subsequently on February 29, 2024, JD assigned a director to the Company’s board of directors to replace the director previously assigned by Caissa and since then, JD became a related party of the Group.

During the year ended December 31, 2024, the Group paid JD a commission of RMB38.5 for selling products on the JD platform, revenues from JD consist of RMB1,164.4 for providing business travel services and RMB151.0 for team-building services.

Caissa

On November 20, 2020, pursuant to a share purchase agreement and certain amendments, Caissa completed the purchase of all Class A ordinary shares of the Company from JD and became a related party of the Group. Subsequently on February 9, 2021, Caissa assigned a director to the Company’s board of directors to replace the director previously assigned by JD. In December 2023, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD, Caissa, Caissa Sega Tourism Culture Development Group Co., Ltd. and Fabulous Jade Global Limited entered into a termination agreement, pursuant to which the parties agreed to terminate the share purchase agreement and agreed for the 78,061,780 Class A ordinary shares then beneficially owned by Caissa and Fabulous Jade Global Limited to be returned and transferred to JD. Subsequently on February 29, 2024, JD assigned a director to the Company’s board of directors to replace the director previously assigned by Caissa and since then, Caissa was no longer a related party of the Group.

The Group sold packaged tours through Caissa’s platform and the commission fees to Caissa were insignificant.

During the year ended December 31, 2023, the Group received cash of RMB332.4 and 311,075 shares of Caissa Tosun Development Co., Ltd. (listed on the Shenzhen Stock Exchange) with value of RMB1,235.0 as part of the settlement of the Caissa debts, of which CECL allowance was fully provided in the prior years. Accordingly, a reversal of CECL allowance at the amount of RMB1,567.4 was credited to the consolidated statements of comprehensive loss in 2023.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

HNA Tourism and HNA Trust

On January 21, 2016, the Company issued 90,909,091 Class A ordinary shares to HNA Tourism Holdings Group Co., Ltd. (“HNA Tourism”) for total consideration of RMB3,279 million. Before restructuring of HNA Group, certain affiliates of HNA Tourism agreed to provide the Group with access to its premium airlines and hotels resources at a preferential rate, under fair competition market rules. The Group purchased RMB112.8 million and RMB35.9 million air tickets from affiliates of HNA Tourism for the year ended December 31, 2021 and 2022, respectively. The Group also sold travelling products through an affiliate of HNA Tourism’s distribution channels and the revenues were insignificant for the years ended December 31, 2021 and 2022. After the restructuring of HNA Group, these affiliates of HNA Tourism were no longer the Group’s related parties.

Before 2021, the Group provided financing to certain affiliates of HNA Tourism (the “HNA Affiliates”) with total principal amount of RMB540 million and full allowance for CECL was provided for receivables due from HNA Affiliates (“HNA debts”).

22. Related party transactions and balances - continued

a)	Transactions with related parties (continued):

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

For the years ended December 31, 2023 and 2024, the Group received cash of RMB211.8 and RMB211.3 from HNA Trust with the equivalent trust units deregistered according to the trust agreement.

Hengxin

The Group purchased travel products from Hengxin’s online platform, amounted to RMB2,729.3 and RMB7,888.6 for the years ended December 31,2023 and 2024, respectively.

Yijianyou

The Group purchased travel products from Yijianyou, amounted to nil and RMB890.5 for the years ended December 31, 2023 and 2024, respectively. Revenues from Yijianyou consist of commission fees for promoting travel products by live streaming, amounted to RMB28.0 and RMB352.3 for the years ended December 31, 2023, and 2024, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22. Related party transactions and balances - continued

a)Transactions with related parties (continued):

Fullshare

The Group purchased travel products from Fullshare, amounted to nil, nil and RMB8,515.0 for the years ended December 31,2022, 2023 and 2024, respectively.

b)	Balances with related parties:

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Trip.com	8,697	570	78
Amounts due from JD	—	182	25
Amounts due from Caissa	818	—	—
Total	9,515	752	103

Current:
Amounts due to Trip.com	5,216	1,891	259
Amounts due to Hengxin	371	348	48
Amounts due to Yijianyou	—	882	121
Amounts due to Caissa	818	—	—
Total	6,405	3,121	428

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23. Subsequent events

The Company’s board of directors has approved and declared a cash dividend of US$0.012 per ordinary share, or US$0.036 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on March 27, 2025, U.S. Eastern Time, payable in U.S. dollars. The total amount of cash to be distributed for the cash dividend is expected to be approximately US$4.2 million. The payment date is expected to be on or around April 17, 2025 for holders of ordinary shares and on or around April 24, 2025 for holders of ADSs.

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	1,144	12,592	1,725
Amounts due from subsidiaries and Affiliated Entities	7,122,440	7,109,706	974,026
Prepayments and other current assets	161	147	20
Total current assets	7,123,745	7,122,445	975,771

Total assets	7,123,745	7,122,445	975,771

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	4,286	661	90
Total current liabilities	4,286	661	90
Non-current liabilities
Investment deficit in subsidiaries and Affiliated Entities	6,088,609	6,041,193	827,640
Total non-current liabilities	6,088,609	6,041,193	827,640
Total liabilities	6,092,895	6,041,854	827,730

Equity
Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the board of directors) authorized as of December 31, 2023 and 2024; 389,331,543 shares (including 371,958,043 Class A shares and 17,373,500 Class B shares) and 389,331,539 shares (including 371,958,039 Class A shares and 17,373,500 Class B shares) issued and outstanding as of December 31, 2023 and 2024, respectively)	249	249	34
Less: Treasury stock (17,800,446 shares and 38,169,381 shares as of December 31, 2023 and 2024, respectively)	(285,983)	(329,668)	(45,164)
Additional paid-in capital	9,138,720	9,146,928	1,253,124
Accumulated other comprehensive income	305,416	313,460	42,944
Accumulated deficit	(8,127,552)	(8,050,378)	(1,102,897)
Total Tuniu Corporation shareholders’ equity	1,030,850	1,080,591	148,041
Total liabilities and equity	7,123,745	7,122,445	975,771

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(3,593)	(3,790)	(1,590)	(218)
Total operating expenses	(3,593)	(3,790)	(1,590)	(218)
Loss from operations	(3,593)	(3,790)	(1,590)	(218)
Share of loss of subsidiaries and affiliated entities	(198,586)	(102,773)	65,251	8,939
Other income
Foreign exchange gains, net	5,284	882	2,294	314
Other income, net	3,513	6,390	11,219	1,538
Loss before income tax expense	(193,382)	(99,291)	77,174	10,573

Net loss	(193,382)	(99,291)	77,174	10,573
Accretion on redeemable noncontrolling interests	—	—	—	—
Net loss attributable to ordinary shareholders	(193,382)	(99,291)	77,174	10,573

Net loss	(193,382)	(99,291)	77,174	10,573
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	27,160	6,435	8,044	1,102
Comprehensive (loss)/income	(166,222)	(92,856)	85,218	11,675

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(d))
Cash (used in)/provided by operating activities	(2,205)	313	6,015	824
Cash (used in)/provided by investing activities	(989)	(450)	2,725	373
Cash provided by financing activities	46	9	2,810	385

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(272)	(20)	(102)	(14)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,420)	(148)	11,448	1,568
Cash, cash equivalents and restricted cash at the beginning of year	4,712	1,292	1,144	157
Cash, cash equivalents and restricted cash at the end of year	1,292	1,144	12,592	1,725
Supplemental disclosure of non-cash investing and financing activities
Receivables related to exercise of stock option	(35)	(32)	(11)	(2)

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

As of December 31, 2024, the parent company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.