Form 20-F
period 2025-12-31
Tuniu Corp
filed 2026-04-20
CIK 1597095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

NO. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.0001 per share)	TOUR	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

310,254,981 Class A ordinary shares (excluding 17,697,861 Class A ordinary shares, represented by 5,899,287 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

Our business is primarily conducted in China and almost all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect as of December 31, 2025.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Tuniu Corporation is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our business in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in China prohibit or restrict direct foreign investment in certain operating companies. Revenues contributed by the VIE accounted for 78.2%, 80.9% and 90.8% of our total revenues for the years of 2023, 2024 and 2025, respectively. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE, and may never directly hold equity interests in the VIE.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023, 2024 or 2025, and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC law, Tuniu Corporation may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, Tuniu Corporation did not make any capital contribution to our intermediate holding companies and subsidiaries. For the years ended December 31, 2023, 2024 and 2025, our intermediate holding companies and subsidiaries and the consolidated affiliated entities received no capital contribution or loan investment from Tuniu Corporation. The VIE and its subsidiaries repaid financing from external banks for their operations with the amount of RMB21.0 million and nil for the year ended December 31, 2023 and 2025, respectively, and obtained financing with the amount of RMB1.0 million for the year ended December 31, 2024.

In March 2025, our board of directors declared a cash dividend of US$0.012 per ordinary share to holders of ordinary shares and holders of ADSs of record as of the close of business on March 27, 2025. In March 2026, our board of directors approved a three-year shareholder return plan, under which we may, during the three-year period from the date of approval, (i) declare and distribute cash dividends of no more than US$30 million and (ii) repurchase of our Class A Ordinary Shares and/or ADSs of no more than US$20 million. Under the shareholder return plan, our board of directors reserves the discretion to determine the form, timing, and amount of the capital return measures based on our financial condition, results of operations, capital requirements and other relevant factors. In the same month, pursuant to this shareholder return plan, our board of directors declared a cash dividend of US$0.0399 per ordinary share to holders of ordinary shares and holders of ADSs of record as of the close of business on May 4, 2026. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIE

The following table presents the condensed consolidating schedules of financial position for the VIE and other entities as of the dates presented.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	12,592	351,538	1,014	99,860	—	465,004
Restricted cash	—	13,304	—	12,757	—	26,061
Short-term investments	—	212,070	1,041	219,712	—	432,823
Accounts receivable, net	—	14,789	—	28,524	—	43,313
Intercompany loan receivables (1)	—	181,090	—	—	(181,090)	—
Amounts due from entities within Tuniu (2)	7,109,706	4,446,086	110,180	289,753	(11,955,725)	—
Amounts due from related parties	—	—	—	752	—	752
Prepayments and other current assets, net (including loan receivable from a related party, net amounting to RMB10,173 as of December 31, 2024)	147	238,714	2,350	10,820	(16,588)	235,443
Total current assets	7,122,445	5,457,591	114,585	662,178	(12,153,403)	1,203,396
Non-current assets:
Long-term investments (3)	—	258,728	—	363,046	(87,733)	534,041
Property and equipment, net	—	17,829	540	15,806	(1,326)	32,849
Intangible assets, net (5)	—	43,045	—	20,382	(41,217)	22,210
Land use right, net	—	88,467	—	—	—	88,467
Operating lease right-of-use assets, net	—	4	—	9,262	—	9,266
Other non-current assets, net	—	5,990	145	13,073	—	19,208
Total non-current assets	—	414,063	685	421,569	(130,276)	706,041
Total assets	7,122,445	5,871,654	115,270	1,083,747	(12,283,679)	1,909,437
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	192,510	—	—	(192,474)	36
Accounts and notes payable	—	151,901	—	138,211	—	290,112
Amounts due to entities within Tuniu (2)	—	6,904,236	13,934	5,037,555	(11,955,725)	—
Amounts due to related parties	—	—	—	3,121	—	3,121
Salary and welfare payable	—	4,989	1,532	16,627	—	23,148
Taxes payable	—	2,473	429	2,158	—	5,060
Advances from customers	—	9,634	—	242,721	(5,204)	247,151
Operating lease liabilities, current	—	584	—	2,410	—	2,994
Accrued expenses and other current liabilities	661	42,886	94	278,393	—	322,034
Total current liabilities	661	7,309,213	15,989	5,721,196	(12,153,403)	893,656
Non-current liabilities:
Operating lease liabilities, non-current	—	295	—	1,385	—	1,680
Deferred tax liabilities	—	343	—	4,808	—	5,151
Investment deficit in subsidiaries and the consolidated affiliated entities (4)	6,041,193	4,512,910	4,569,648	—	(15,123,751)	—
Total non-current liabilities	6,041,193	4,513,548	4,569,648	6,193	(15,123,751)	6,831
Total liabilities	6,041,854	11,822,761	4,585,637	5,727,389	(27,277,154)	900,487
Equity
Total Tuniu Corporation shareholders’ equity	1,080,591	(6,041,193)	(4,470,367)	(4,569,648)	15,081,208	1,080,591
Noncontrolling interests (3)	—	90,086	—	(73,994)	(87,733)	(71,641)
Total equity	1,080,591	(5,951,107)	(4,470,367)	(4,643,642)	14,993,475	1,008,950
Total liabilities and equity	7,122,445	5,871,654	115,270	1,083,747	(12,283,679)	1,909,437

	As of December 31, 2025
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
ASSETS
Current assets:
Cash and cash equivalents	94,162	13,384	419	99,263	—	207,228
Restricted cash	—	868	—	9,354	—	10,222
Short-term investments	—	491,208	1,647	360,849	—	853,704
Accounts receivable, net	—	2,860	98	63,876	—	66,834
Intercompany loan receivables (1)	—	181,090	—	—	(181,090)	—
Amounts due from entities within Tuniu (2)	6,873,533	4,795,988	115,177	237,476	(12,022,174)	—
Amounts due from related parties	—	—	—	1,293	—	1,293
Prepayments and other current assets, net (including loan receivable from a related party, net amounting to RMB5,396 as of December 31, 2025)(1)	12,618	151,183	2,155	5,702	(14,100)	157,558
Total current assets	6,980,313	5,636,581	119,496	777,813	(12,217,364)	1,296,839
Non-current assets:
Long-term investments (3)	—	177,516	—	164,429	(114,933)	227,012
Property and equipment, net	—	5,556	572	12,732	—	18,860
Intangible assets, net(5)	—	26,969	—	18,293	(25,617)	19,645
Operating lease right-of-use assets, net	—	—	—	6,873	—	6,873
Other non-current assets, net	—	18,009	1	12,744	—	30,754
Total non-current assets	—	228,050	573	215,071	(140,550)	303,144
Total assets	6,980,313	5,864,631	120,069	992,884	(12,357,914)	1,599,983
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings (1)	—	195,225	—	—	(195,190)	35
Accounts and notes payable	—	73	—	219,367	—	219,440
Amounts due to entities within Tuniu (2)	—	7,034,539	13,934	4,973,701	(12,022,174)	—
Amounts due to related parties	—	—	—	980	—	980
Salary and welfare payable	—	3,596	1,506	14,492	—	19,594
Taxes payable	—	2,017	492	1,568	—	4,077
Advances from customers	—	1,806	—	182,655	—	184,461
Operating lease liabilities, current	—	—	—	3,340	—	3,340
Accrued expenses and other current liabilities	1,220	5,564	80	197,524	—	204,388
Total current liabilities	1,220	7,242,820	16,012	5,593,627	(12,217,364)	636,315
Non-current liabilities:
Operating lease liabilities, non-current	—	603	—	420	—	1,023
Deferred tax liabilities	—	229	—	4,305	—	4,534
Investment deficit in subsidiaries and the consolidated affiliated entities (4)	5,948,792	4,451,287	4,529,727	—	(14,929,806)	—
Total non-current liabilities	5,948,792	4,452,119	4,529,727	4,725	(14,929,806)	5,557
Total liabilities	5,950,012	11,694,939	4,545,739	5,598,352	(27,147,170)	641,872
Equity
Total Tuniu Corporation shareholders’ equity	1,030,301	(5,948,792)	(4,425,670)	(4,529,727)	14,904,189	1,030,301
Noncontrolling interests (3)	—	118,484	—	(75,741)	(114,933)	(72,190)
Total equity	1,030,301	(5,830,308)	(4,425,670)	(4,605,468)	14,789,256	958,111
Total liabilities and equity	6,980,313	5,864,631	120,069	992,884	(12,357,914)	1,599,983

Selected Condensed Consolidating Statements of Comprehensive Loss Information

	For the Year Ended December 31, 2023
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	96,305	—	344,965	—	441,270
Intra-Tuniu revenues (5)	—	24,017	13,357	5,337	(42,711)	—
Total revenues	—	120,322	13,357	350,302	(42,711)	441,270
Total costs and expenses (5)	(3,790)	(229,113)	(17,546)	(352,779)	60,094	(543,134)
Loss from operations	(3,790)	(108,791)	(4,189)	(2,477)	17,383	(101,864)
Other income/(expenses) (5)	7,272	38,186	298	(42,968)	—	2,788
Investment in loss from subsidiaries and the consolidated affiliated entities (4)	(102,773)	(31,015)	(44,507)	—	178,295	—
Loss before income tax expense	(99,291)	(101,620)	(48,398)	(45,445)	195,678	(99,076)
Income tax (expense)/benefit	—	(2,046)	—	605	—	(1,441)
Equity in income/(loss) of unrelated affiliates	—	10	—	(590)	—	(580)
Net loss	(99,291)	(103,656)	(48,398)	(45,430)	195,678	(101,097)
Net loss attributable to noncontrolling interests	—	(883)	—	(923)	—	(1,806)
Net loss attributable to Tuniu Corporation	(99,291)	(102,773)	(48,398)	(44,507)	195,678	(99,291)

	For the Year Ended December 31, 2024
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	98,144	—	415,478	—	513,622
Intra-Tuniu revenues (5)	—	32,952	17,320	3,816	(54,088)	—
Total revenues	—	131,096	17,320	419,294	(54,088)	513,622
Total costs and expenses (5)	(1,590)	(268,579)	(17,003)	(335,987)	172,797	(450,362)
(Loss)/ income from operations	(1,590)	(137,483)	317	83,307	118,709	63,260
Other income/(expenses) (5)	13,513	13,761	25	96,927	(104,436)	19,790
Investment in income from subsidiaries and the consolidated affiliated entities (4)	65,251	186,999	172,384	—	(424,634)	—
Income before income tax expense	77,174	63,277	172,726	180,234	(410,361)	83,050
Income tax (expense)/benefit	—	(1,460)	—	623	—	(837)
Equity in income of unrelated affiliates	—	1,140	—	346	—	1,486
Net income	77,174	62,957	172,726	181,203	(410,361)	83,699
Net (loss)/ income attributable to noncontrolling interests	—	(2,294)	—	8,819	—	6,525
Net income attributable to Tuniu Corporation	77,174	65,251	172,726	172,384	(410,361)	77,174

	For the Year Ended December 31, 2025
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Revenues:
Third-party revenues	—	53,406	—	524,568	—	577,974
Intra-Tuniu revenues (5)	—	40,273	20,635	5,460	(66,368)	—
Total revenues	—	93,679	20,635	530,028	(66,368)	577,974
Total costs and expenses (5)	(4,943)	(100,233)	(15,697)	(525,234)	79,368	(566,739)
(Loss)/ income from operations	(4,943)	(6,554)	4,938	4,794	13,000	11,235
Other income/(expenses) (5)	(561)	(11,785)	(35)	31,649	—	19,268
Investment in income from subsidiaries and the consolidated affiliated entities (4)	36,629	57,516	39,613	—	(133,758)	—
Income before income tax expense	31,125	39,177	44,516	36,443	(120,758)	30,503
Income tax (expense)/benefit	—	(1,227)	—	(198)	—	(1,425)
Equity in income of unrelated affiliates	—	(122)	—	701	—	579
Net income	31,125	37,828	44,516	36,946	(120,758)	29,657
Net (loss)/ income attributable to noncontrolling interests	—	1,199	—	(2,667)	—	(1,468)
Net income attributable to Tuniu Corporation	31,125	36,629	44,516	39,613	(120,758)	31,125

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by/(used in) transactions within entities within Tuniu	—	3,173	18,989	(22,162)	—	—
Net cash provided by/(used in) transactions with external parties	313	(75,942)	(25,629)	356,336	—	255,078
Net cash provided by/(used in) operating activities	313	(72,769)	(6,640)	334,174	—	255,078
Receipts of repayment from entities within Tuniu, net	—	88,432	4,194	—	(92,626)	—
Purchase of intangible assets with entities within Tuniu	—	—	—	—	—	—
Other investing activities	(450)	83,623	2,700	(67,183)	—	18,690
Net cash (used in)/provided by investing activities	(450)	172,055	6,894	(67,183)	(92,626)	18,690
Borrowings under loan from entities within Tuniu, net	—	—	—	(92,626)	92,626	—
Other financing activities	9	(1,588)	—	(21,000)	—	(22,579)
Net cash provided by/(used in) financing activities	9	(1,588)	—	(113,626)	92,626	(22,579)

	For the Year Ended December 31, 2024
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by/(used in) transactions within entities within Tuniu	—	26,492	18,359	(44,851)	—	—
Net cash provided by/(used in) transactions with external parties	6,015	(62,236)	(18,168)	170,670	—	96,281
Net cash provided by/(used in) operating activities	6,015	(35,744)	191	125,819	—	96,281
Receipts of repayment from entities within Tuniu, net	—	105,982	690	—	(106,672)	—
Purchase of intangible assets with entities within Tuniu	—	—	—	—	—	—
Other investing activities	2,725	(36,566)	(1,041)	61,543	—	26,661
Net cash provided by/(used in) investing activities	2,725	69,416	(351)	61,543	(106,672)	26,661
Borrowings under loan from entities within Tuniu, net	47,672	—	—	(154,344)	106,672	—
Other financing activities	(44,862)	(30,117)	—	1,000	—	(73,979)
Net cash provided by/(used in) financing activities	2,810	(30,117)	—	(153,344)	106,672	(73,979)

	For the Year Ended December 31, 2025
			Primary	VIE and
	Tuniu	Other	Beneficiary of	its	Eliminating	Consolidated
	Corporation	Subsidiaries	VIE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by/(used in) transactions within entities within Tuniu	—	34,924	20,524	(55,448)	—	—
Net cash provided by/(used in) transactions with external parties	(20,469)	(276,557)	(15,722)	203,680	—	(109,068)
Net cash provided by/(used in) operating activities	(20,469)	(241,633)	4,802	148,232	—	(109,068)
Receipts of repayment from entities within Tuniu, net	—	16,369	(4,791)	—	(11,578)	—
Other investing activities	108,951	37,185	(606)	(140,654)	—	4,876
Net cash provided by/(used in) investing activities	108,951	53,554	(5,397)	(140,654)	(11,578)	4,876
Borrowings under loan from entities within Tuniu, net	—	—	—	(11,578)	11,578	—
Other financing activities	(6,210)	(153,877)	—	—	—	(160,087)
Net cash provided by/(used in) financing activities	(6,210)	(153,877)	—	(11,578)	11,578	(160,087)
(1)	It represents the elimination of intercompany loan provided by other subsidiaries to the VIE and its subsidiaries.
(2)	It represents the elimination of the intercompany balances among Tuniu Corporation, other subsidiaries, primary beneficiary of the VIE, and the VIE and its subsidiaries.
(3)	The VIE invested in a subsidiary of other subsidiaries and measured at cost, and such investment is eliminated with noncontrolling interests of other subsidiaries.
(4)	It represents the elimination of the investments among Tuniu Corporation, other subsidiaries, primary beneficiary of the VIE, and the VIE and its subsidiaries.
(5)	It represents the elimination of the intercompany transactions at the consolidation level, as follows:

Charges to the VIE

(i)	Technology consulting service fees, platform service fees and group management fees charged by other subsidiaries and the primary beneficiary of the VIE to the VIE and its subsidiaries, in aggregate amounting to RMB41.3 million, RMB48.2 million and RMB58.9 million for the years ended 2023, 2024 and 2025, respectively. These charges are recognized as operating expenses by the VIE and its subsidiaries.

(ii)	Revenue was recognized by other subsidiaries for interest on loans to the VIE and its subsidiaries, in the amounts of nil, nil and nil for the years ended 2023, 2024 and 2025, respectively. These charges are recognized as interest expense by the VIE and its subsidiaries.

Charges by the VIE

(i)	Royalty fees charged by the VIE and its subsidiaries to other subsidiaries and the primary beneficiary of the VIE for the usage of software owned by the VIE and its subsidiaries in the amounts of RMB5.3 million, RMB3.8 million and RMB5.5 million for the years ended 2023, 2024 and 2025, respectively. These charges are recognized as operating expenses by the other subsidiaries and the primary beneficiary of the VIE.

Charges between other entities

(i)	Group management fees charged by the primary beneficiary of the VIE to other subsidiaries in the Tuniu.

Transfers of Cash Within Tuniu

Transfer of cash do not necessarily equal amounts charged, due to the timing of payments. The following is a summary of cash transfers that have occurred between our subsidiaries and the VIE and its subsidiaries (in thousands):

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid by our subsidiaries to the VIE and its subsidiaries for royalties	7,731	4,045	5,460
Cash paid by the VIE and its subsidiaries to our subsidiaries under service agreements	(11,604)	(32,780)	(42,389)
Cash paid by the VIE and its subsidiaries to our subsidiaries for intra-Tuniu financing	(92,626)	(154,344)	(11,578)

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

In the opinion of our PRC counsel, Fangda Partners, the organizational structure of Nanjing Tuniu, each of the shareholders’ voting rights agreement, powers of attorney, equity interest pledge agreement and purchase option agreement entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, and the cooperation agreement between Beijing Tuniu and Nanjing Tuniu, which establish our contractual arrangement with Nanjing Tuniu and its shareholders, are valid, binding and enforceable in accordance with their terms. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court. We are also advised by our PRC counsel, Fangda Partners, that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain and maintain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—Uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform, and our ADSs may decline in value or become worthless” and “Item 4. Information on the Company—C. Organizational Structure.” Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws and administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and its implementation rules do not use the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor do they explicitly provide the VIE structure as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Since the PRC Foreign Investment Law and its implementation rules are relatively new, and the government authorities may promulgate future laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, it is possible that the concept of “control” may be introduced or the VIE structure adopted by us may be deemed a method of foreign investment by any of such future laws, regulations and rules, which cause significant uncertainties as to whether the VIE structures would be treated as a method of foreign investment. If the VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of our businesses operations would fall under the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, we would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect our current corporate structure, corporate governance, business, financial conditions and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we are able to complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to respond to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

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

Relatedly, On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent government authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial conditions and business prospects may be adversely and materially affected.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024, and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government published policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. All the operational risks associated with being based in and having operations in mainland China may also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau, which operate under different sets of laws from mainland China. However, the PRC government may influence our operations in Hong Kong and Macau at any time, which may have a material impact on our ability to conduct business in Hong Kong and Macau and could result in a material adverse change in our operation and/or the value of our ADSs.

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

We are not an operating company in China but a Cayman Islands holding company conducting our operations in China through our PRC subsidiaries and the consolidated affiliated entities. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries and the consolidated affiliated entities, including from the proceeds of our financing activities, such as our private placements, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds to fund our existing PRC subsidiaries and the consolidated affiliated entities only through loans or capital contributions or to establish new PRC subsidiaries or new PRC consolidated affiliated entities, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and the consolidated affiliated entities is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund the consolidated affiliated entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC subsidiary or PRC consolidated affiliated entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC subsidiary or PRC consolidated affiliated entity would depend on the relevant PRC entity’s net assets and the applicable statutory multiple at the time of calculation. Moreover, any medium or long-term loan to be provided by us to the VIE or other domestic PRC entities must also be registered with the National Development and Reform Commission. PRC laws and regulations may also impose more stringent limitations to cross - border loans, which will also have negative impacts on our ability to fund our PRC entities. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange.”

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

The global macroeconomic environment still faces numerous challenges after 2022. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population has begun to decline since 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect the leisure travel industry and our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our users and business partners may reduce or delay spending with us, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

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

The PRC government agencies have in recent years strengthened enforcement under a number of PRC laws and regulations including anti-monopoly and unfair competition laws and regulations. In addition to the PRC Anti-Monopoly Law amended in 2022, these include the PRC Anti-Unfair Competition Law as most recently amended in October 2025 and its interpretations issued in 2022, the Interim Measures on Online Anti-unfair Competition, which came into effect in September 2024, the Guidelines on Anti-Monopoly Issues in Platform Economy published in 2021, the Provisions on the Prohibition of Monopoly Agreements released in 2023, as amended in December 2025, as well as the Provisions on the Review of Concentration of Undertakings released in 2024. These laws and regulations set forth the merger control review process, impose filing requirements with the anti-monopoly authority and provide for penalties for failing to meet such requirements.

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

In June 2025, the Standing Committee of the National People’s Congress amended the PRC Anti-unfair Competition Law which took effect in October 2025. The amended PRC Anti-unfair Competition Law imposes more obligations on platform operators, requiring platform operators to incorporate fair competition provisions in their platform service agreements and transaction rules and take necessary measures to promptly prohibit operators’ unfair competition practices on their platforms, and prohibiting platform operators from forcing operators on their platforms to sell goods at prices below cost. In February 2026, the SAMR published the Guidelines on Antitrust Compliance for Internet Platforms, setting forth comprehensive compliance management requirements for Internet platform operators. The SAMR, together with certain other PRC government authorities have been active in their oversight and the establishment of long-term mechanisms for fair market competition in the consumption industry.

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

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The Enterprise Income Tax Law and its implementation rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The Enterprise Income Tax Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 and successfully obtained its fourth renewal of such a certificate in November 2025, which expires in 2028. Tuniu Nanjing Information Technology originally obtained its HNTE certificate in 2017 and successfully obtained its second renewal of such a certificate in December 2023, which expires in 2026. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology were eligible to enjoy a preferential tax rate of 15% in 2024 to the extent that they have taxable income under the Enterprise Income Tax Law, as long as they maintain the HNTE qualifications and duly conduct the enterprise income tax filing procedures with the tax authorities. If Nanjing Tuniu and Tuniu Nanjing Information Technology fail to maintain or renew their HNTE qualifications when their current terms expire, they will lose the current preferential tax treatments and their applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition and results of operations. Beijing Tuniu originally obtained its HNTE certificate in 2018, which expired in 2020. As a result, the applicable enterprise tax rate for Beijing Tuniu has been restored to 25% since 2021. However, since Beijing Tuniu has large amount of accumulated loss in previous years, the increased enterprise income tax rate would not result in an immediate adverse effect on our financial condition.

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

We historically incurred net losses, including net losses of RMB101.1 million in 2023. Our such net losses were partially attributable to impairment of goodwill. We recorded net income of RMB83.7million and RMB29.7 in 2024 and 2025, respectively. However, we cannot assure that we will be able to maintain profitability. Our ability to achieve profitability is also affected by various factors that are beyond our control. For example, our revenues and profitability depend on the development of the online leisure travel industry in China and consumers’ preference to make travel bookings online. We cannot assure you that the online travel-booking market in China will grow to exceed its current market size or that consumers will further increase their spending on online leisure travel booking. Factors negatively affecting travel suppliers’ profitability will in turn adversely affect our financial condition and results of operations. If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

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

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. For example, in November 2025, the Cyberspace Administration of China and Ministry of Public Safety jointly issued the draft Provisions on Personal Information Protection of Large Online Platforms for public comments. These draft provisions propose to identify the platforms with 50 millions registered users or 10 million monthly active users, taking into account other relevant factors, as “large network platforms”, and propose to require such large network platform service providers to, among others, appoint a personal information protections officer who shall be a management member with Chinese nationality.

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

We are subject to the Sarbanes-Oxley Act of 2002, or SOX. Section 404 of the SOX requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” However, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SOX. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

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

We adopted the 2008 Plan, which permits the granting of options to purchase our ordinary shares and restricted shares. We also adopted the 2014 Plan, which permits the granting of options to purchase our ordinary shares, restricted shares and restricted share units. In particular, our 2014 Plan contains an evergreen provision which allows us to automatically increase the maximum aggregate number of ordinary shares reserved under the 2014 Plan to 5% of the then-issued and outstanding shares on an as-converted basis without shareholder approval, if and whenever the shares reserved in the 2014 Plan account for less than 1% of the total then-issued and outstanding shares on an as-converted basis. For more details regarding the 2008 Plan and the 2014 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” As of February 28, 2026, there were options to acquire 3,199,629 Class A ordinary shares outstanding under the 2008 Plan, and options to acquire 31,615,452 Class A ordinary shares and 11,385 restricted shares outstanding under the 2014 Plan. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

Risks Related to Our ADSs and Class A Ordinary Shares

If we fail to meet Nasdaq’s minimum bid price requirement, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further decline to the market price of our ADSs.

Our ADSs were previously listed on the Nasdaq Global Market. On May 19, 2025, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5450 (a) (1), as the closing bid price of the ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. We were given a period of 180 calendar days, or until November 17, 2025, to regain compliance with the minimum bid price requirement. In response, we submitted an application to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market, which was approved by Nasdaq on November 21, 2025. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted us a second period of 180 calendar days, or until May 18, 2026, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price of our ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to May 18, 2026. Nasdaq’s determination to grant the additional 180-day compliance period was in part based on we meeting the continued listing requirements of the Nasdaq Capital Market with the exception of the bid price requirement, and we having provided written notice of our intention to cure the deficiency during the additional compliance period, including effecting a reverse stock split or a change of the ratio of our ADSs to its Class A ordinary shares, if necessary. On March 20, 2026, we announced to change the ratio of the ADSs to our Class A ordinary shares (the “ADS Ratio Change”), from the current ratio of one (1) ADS representing three (3) Class A ordinary shares to a new ratio of one (1) ADS representing thirty (30) Class A ordinary shares. The ADS Ratio Change will have the same effect as a one-for-ten reverse ADS split and the ADS Ratio Change will be effective on or about April 22, 2026, U.S. Eastern Time, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

However, there can be no assurance that we remain in compliance with the minimum bid price requirement and meet other requirements for continued listing at all times going forward. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. Due to the disparate voting powers attached to these two classes of ordinary shares, holders of our Class B ordinary shares collectively beneficially owned approximately 5.33% of our outstanding ordinary shares as of February 28, 2026, representing 36.02% of our total voting power. As of February 28, 2026, our directors and officers beneficially own an aggregate of 61.8% of our outstanding shares representing 61.2% of our total voting power.

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

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of February 28, 2026, we had 325,912,697 ordinary shares outstanding, comprising (i) 308,539,197 Class A ordinary shares (excluding 19,413,645 Class A ordinary shares, represented by 6,471,215 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), and (ii) 17,373,500 Class B ordinary shares. Among these shares, 127,023,885 Class A ordinary shares are in the form of ADSs, which are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares and/or ADSs. In addition, certain holders of our Class B ordinary shares are entitled to certain registration rights in the event that specified conditions are met, including demand registration rights, piggyback registration rights, and Form F-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our Class A ordinary shares and/or ADSs to decline.

We believe that we were a passive foreign investment company for United States federal income tax purposes for the taxable year ended December 31, 2025, which could result in adverse United States federal income tax consequences to U.S. Holders of the ADSs or ordinary shares.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year ending December 31, 2026 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring principal shareholders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Although we have adopted a shareholder return policy since March 2026, we cannot assure you that our existing shareholder return policy or the amount of dividends that you may receive will not change in the future, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any fiscal quarter and, therefore, you may need to rely on price appreciation of our class A ordinary shares and/or the ADSs as the sole source for return on your investment.

In March 2025, our board of directors declared a cash dividend of US$0.012 per ordinary share to holders of ordinary shares and holders of ADSs of record as of the close of business on March 27, 2025. In March 2026, our board of directors approved a three-year shareholder return plan, under which we may, during the three-year period from the date of approval, (i) declare and distribute cash dividends of no more than US$30 million and (ii) repurchase of our Class A Ordinary Shares and/or ADSs of no more than US$20 million. Under the shareholder return plan, our board of directors reserves the discretion to determine the form, timing, and amount of the capital return measures based on our financial condition, results of operations, capital requirements and other relevant factors. In the same month, pursuant to this shareholder return plan, our board of directors declared a cash dividend of US$0.0399 per ordinary share to holders of ordinary shares and holders of ADSs of record as of the close of business on May 4, 2026.

Despite a shareholder return being in place, before any dividend is declared and paid, we need to have enough profits to justify such declaration and payment, or we need to have sufficient reserves set aside from profits previously generated that our board of directors determines are no longer needed. In addition, we must be able to pay our debts as they fall due in the ordinary course of business immediately following the dividend payment. We cannot assure you that we will be able to meet all of such conditions to enable dividend declaration and payment in compliance with laws. Even if our board of directors decides to declare and pay dividends, the timing and amount of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, the amount of dividends that you may receive is uncertain and subject to change.

Furthermore, our shareholder return policy is subject to change at any time at the discretion of our board of directors, and there can be no assurance that we will not adjust or terminate our policy in the future. Accordingly, you should not rely on your investment in our class A ordinary shares and/or the ADSs as a source for any future dividend income and the future return on your investment in our class A ordinary shares and/or the ADSs will likely depend entirely upon any future price appreciation of our class A ordinary shares and/or the ADSs. There is no guarantee that our class A ordinary shares and/or the ADSs will appreciate in value or even maintain the price at which you purchased the class A ordinary shares and/or the ADSs. You may not realize a return on your investment in our class A ordinary shares and/or ADSs and you may even lose your entire investment in our class A ordinary shares and/or the ADSs.

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

From 2016 to 2019, we acquired controlling interests in several offline travel agencies and an online travel agency to further expand our overseas tourism market and promote our destination service. In 2022 and 2024, we disposed the controlling interests in these subsidiaries and retained non-controlling interests in the same subsidiaries after the disposals. As a result of these disposals, we recognized a disposal gain of RMB65.0 million and RMB24.1 million in 2022 and 2024, respectively. As of December 31, 2025, we received proceeds of RMB1.0 million (US$0.1 million) with a discounted unpaid amount of RMB9.3 million (US$1.3 million), which we expect to receive by 2029.

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

In November 2025, we transferred the listing of our ADSs from the Nasdaq Global Select Market to Nasdaq Capital Market with trading symbol “Tuniu” unchanged.

On March 20, 2026, we announced to change the ratio of the ADSs to our Class A ordinary shares (the “ADS Ratio Change”), from the current ratio of one (1) ADS representing three (3) Class A ordinary shares to a new ratio of one (1) ADS representing thirty (30) Class A ordinary shares. The ADS Ratio Change will have the same effect as a one-for-ten reverse ADS split and the ADS Ratio Change will be effective on or about April 22, 2026, U.S. Eastern Time, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Our principal executive offices are located at 6, 8-12th floor, building 6-A, Juhuiyuan, NO. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210023, the People’s Republic of China. Our telephone number at this address is +86 (25) 8685-3969. Our registered office in the Cayman Islands is located at International Corporation Services Ltd, P.O. Box 472, 2nd Floor, North Wing, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process and authorized representative in the United States in connection with each of the registration statement on Form S-8 (File No. 333-198111 and File No. 333-251283) and registration statement on Form F-6 (File No. 333-195515) is Cogency Global, Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

We generally enter into contracts with travel suppliers based on our standard form. Travel suppliers often pay us rebates based on our business volume. In addition, some of the travel suppliers require prepayments for reserving tour availabilities. Typically, we settle payment with travel suppliers on a weekly basis. To date, substantially all of the travel suppliers have sought to pursue continuing cooperation opportunities with us.

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

Supply Management

We hosted a major conference event for our travel suppliers and presented to our travel suppliers our projected travel demand trends each year before the outbreak of COVID-19 in 2020, which has been suspended since 2020. However, we regularly communicate with travel suppliers, mainly through our product procurement team and our proprietary N-Booking system, to keep them informed of any changes to the supply outlook so that they can respond to customer demand in a timely manner. This helps us and the travel suppliers make timely adjustments to procurement plans.

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

B2B distribution

We launched our B2B distribution business in September 2015 and rebranded it to Difeng Cloud in October 2018. Based on Tuniu’s direct procurement and integration with the supply chain, Difeng Cloud scaled by offering Tuniu’s products and resources to other distributors within the leisure travel industry. Difeng Cloud offers travel products including packaged tours and other travel-related products such as hotel reservations, attraction tickets and visa applications.

N-Booking System

Our N-Booking system streamlines the interactions between us and travel suppliers via web and mobile while offering travel suppliers the following features:

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

Just-In-Time Management. Our N-Booking system provides travel suppliers with access to real-time inventory data and gives them a wide range of inventory management tools. Our N-Booking system also notifies travel suppliers of any changes in the inventory level of the travel products we source from them, which enables them to adjust their procurement and sales plans in a timely manner, and allows them to receive booking information real-time through the web or mobile devices to manage travel products more efficiently. As such, we are able to deliver real-time information on product availability, provide our customers with prompt booking and order confirmations, and gain deeper insights into customer preferences.

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

Artificial Intelligence (AI) Applications

We are exploring the application of AI across various business functions. In April 2025, we launched our proprietary travel AI agent, “AI Assistant Xiao Niu.” The assistant leverages large language models (LLMs) tailored to travel-specific use cases to provide customers with comprehensive services, including intelligent search, automated price comparison, personalized recommendations, and dynamic packaging.

We continue to integrate AI and other technological tools into our daily operations. These initiatives have improved operational efficiency and helped control operating costs. We have observed growing adoption of our AI tools among both customers and employees.

We have adopted an open-platform strategy by providing external AI agents, such as OpenClaw, with access to the travel booking capabilities available through our app via a Model Context Protocol (MCP) interface, enabling the AI agents to search for and place bookings directly. We intend to continue leveraging AI technologies to support our sustainable, high-quality growth.

N-Booking System

We have developed a proprietary N-Booking system, accessible via web and mobile, that streamlines the interactions between us and travel suppliers. Our N-Booking system also allows travel suppliers to receive booking information real-time through the web or mobile devices to manage travel products more efficiently and understand customer preferences better. See “—Supply Chain Management—N-Booking System.”

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

In April 2020, we launched our live streaming shows to promote our own products. This online marketing format is popular for both product sales and content offerings, such as the introduction of products and destinations. We have developed our live streaming shows mainly via third-party platforms. In 2022, we established our own MCN agency. In addition to having our own employees conduct and host live streaming shows, we collaborate with external agencies that run live streaming sessions on their own channels to promote and sell our products.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. As of December 31, 2025, we had 175 registered computer software copyrights, 28 registered patent and 27 registered artwork copyrights in China. In addition, as of December 31, 2025, we had 99 registered domain names that were material to our business, including tuniu.com, and 494 registered trademarks, including 途牛 (the Chinese characters of Tuniu).

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

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, the Ministry of Industry and Information Technology, the Ministry of Commerce, the SAMR, the National Administration of Radio and Television, the National Press and Publication Administration and other government authorities have promulgated an extensive regulatory scheme governing telecommunications, internet-related services and e-commerce.

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

According to the PRC Foreign Investment Law and its implementation rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means entry management measures for foreign investment’s access to specific fields or industries. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields must comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2024 Negative List and the Encouraged Industry Catalog for Foreign Investment (2025 version), both promulgated by the National Development and Reform Commission and the Ministry of Commerce. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally regarded as restricted fields to foreign investment pursuant to the 2024 Negative List, and we conduct business operations in restricted fields through the VIE.

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

In December 2005, the Ministry of Public Security promulgated the Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In addition, the Opinions of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Several Issues Concerning the Application of Criminal Procedures in Handling of Criminal Cases Involving Information Networks, which took effect on September 1, 2022, further provides for detailed procedures facilitating the handling of criminal cases of (i) refusing to perform the obligation of managing the security of the information networks, (ii) illegally using the information networks, or (iii) assisting in the criminal activities of the information networks. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, as most recently amended in October 2025 with effect as of January 2026, which requires, among others, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code of the PRC promulgated in 2020 also provides specific provisions regarding the protection of personal information.

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

Pursuant to the Cyber Security Law, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify a specific natural persons. Such information includes but not limited to a natural person’s name, date of birth, ID number, biologically identified personal information, address and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with the persons whose data is collected; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, exceptions may apply if the information has been processed and cannot be recovered and thus it is impossible to match such information with any specific persons. The most recently amended Cyber Security Law increases the legal liability for violations and integrates and unifies the penalties for violation of network operation security protection obligations, violation of critical information infrastructure security protection obligations and violation of personal information protection obligations. Since the amendments recently became effective, there still exists substantial uncertainties with respect to its interpretation and implementation.

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

On March 1, 2022, the Supreme People’s Court in China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes, which came into effect as of March 15, 2022 and further clarify the responsibilities of online consumption platforms and improve the seven-day no-reason return rules. According to these judicial interpretations, standard terms provided by e-commerce operators that are unfair and unreasonable to consumers may be deemed invalid, and contracts signed between e-commerce operators and others for false publicity by means of fictitious deals, hits or user comments should also be null and void. Moreover, an operator on e-commerce platform shall bear the liability as a product seller or service provider: (1) where the e-commerce platform operator on an e-commerce platform guides the consumer to make a payment through a method other than that provided by the transaction platform; (2) where prizes or gifts provided by the e-commerce operator during a promotion, or commodities bought by consumers for redemption, harm the consumers; (3) when the promised compensation standards are higher than the legal standards. In particular, even if the e-commerce platform does not engage in the sale of its own products or services, but the marks made thereon are sufficient to mislead consumers, the e-commerce platform shall be liable as the product seller or service provider. Furthermore, operators of livestreaming platforms are responsible for verifying the qualification and license of livestreamers who sell food products. On December 18, 2025, the SAMR and the Cyberspace Administration of China jointly issued Measures for the Supervision and Administration of Livestreaming E-commerce, which took effect on Febuary 1, 2026, requiring livestreaming platforms to establish a graded and categorized administration system for livestreamers, strengthen content review mechanisms, and improve systems for handling illegal conducts on the livestreaming e-commerce platforms.

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

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The State Intellectual Property Office is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2025, we had 494 registered trademarks in different applicable trademark categories in China.

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

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology in August 2017 and effective on November 2017. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under the supervision of which the China Internet Network Information Center is responsible for the daily administration of .cn domain names and Chinese domain names. The Ministry of Industry and Information Technology issued the Administrative Measures on Internet Domain Name on August 14, 2017 and then the China Internet Network Information Center issued the Rules for the Implementations of the Registration of State Top-Level Domain Name on June 18, 2019, which set forth basic rules for registration of domain names. The China Internet Network Information Center adopts the “first to file” principle with respect to the registration of domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services to further regulate the use of domain names in internet information services. As of December 31, 2025, we had 99 registered domain names, including www.tuniu.com.

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

In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, amended in 2004, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2025, we had 175 registered computer software copyrights in China.

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which took effect on the same day and was further amended on December 4, 2023. This Circular 28, as amended, allows foreign-invested enterprises of non-investment nature to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. The negative list of usage includes: (i) securities investment or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II); (ii) granting loans to non-affiliated enterprises (except for circumstances where it is specified in the scope of business, or in four Pilot Free Trade Zone); or (iii) purchasing residential real estate not for self-use (except for enterprises engaging in real estate development and leasing operation).

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

The Circular of the State Administration for Foreign Exchange on Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financingm, or Circular 43 promulgated by SAFE on September 12, 2025 further narrows the negative list governing the use of capital account income originally stipulated under the Circular 28. Pursuant to the Circular 43, the restriction about funds “shall not be used to purchase residential properties for non-self-use purposes (except for enterprises engaged in real estate development or leasing operations)” has been removed from the negative list, while the remaining three categories of restrictions on the use of capital account income continue to apply.

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

In 2023, 2024 and 2025, we received service fees of RMB41.3 million, RMB48.2 million and RMB58.9 million (US$8.4 million), respectively, from the consolidated affiliated entities, which were eliminated on consolidated financial statements.

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

A.Operating Results

Overview

We are an online leisure travel company in China that generates revenue from packaged tours and travel-related services for leisure travelers. We generated net revenues of RMB441.3 million, RMB513.6 million and RMB578.0 million (US$82.6 million) in 2023, 2024 and 2025, respectively. We recognize revenues on a net basis for business arrangements under which our role acts as an agent that provides tour booking services under our organized tour arrangements with tour operators. We recognize revenues on a gross basis for business arrangements for our own brand Niu Tour in which we act as a principal. We had a net loss of RMB101.1 million and a net income of RMB83.7 million and RMB29.7 million (US$4.2 million) in 2023, 2024 and 2025, respectively. We generally collect payments from our customers upon contract confirmation before we pay travel suppliers. Our net cash provided by operating activities was RMB232.8 million and RMB96.3 million for the year ended December 31, 2023 and 2024 respectively, and our net cash used in operating activities was RMB109.1 million (US$15.6 million) for the year ended December 31, 2025.

Our ability to achieve and maintain profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues were RMB147.6 million, RMB155.6 million and RMB243.0 million (US$34.7 million) in 2023, 2024 and 2025, respectively, representing 33%, 30% and 42% of our revenues, respectively. Our operating expenses were RMB395.6 million, RMB294.8 million and RMB323.7 million (US$46.3 million) in 2023, 2024 and 2025, respectively, representing 90%, 57% and 56% of our revenues, respectively. The costs and expenses were affected by the level of spending associated with our business operations, including expenses related to regional expansion, branding and advertising campaigns, mobile related initiatives, technology, product development and administrative personnel, such as share-based compensation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters and health epidemics.”

Selected Income Statement Items

Revenues

We generate revenues primarily from sales of packaged tours, which consist of organized tours and self-guided tours. The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the periods presented.

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	333,357	75.5	407,462	79.3	493,481	70,567	85.4
Others	107,913	24.5	106,160	20.7	84,493	12,082	14.6

Net revenues	441,270	100.0	513,622	100.0	577,974	82,649	100.0

Packaged tours. Packaged tours consist of organized tours and self-guided tours. In 2023, 2024 and 2025, revenues from sales of packaged-tours were RMB333.4 million, RMB407.5 million and RMB493.5 million (US$70.6 million), respectively. Under the organized tour arrangements with the tour operators, our role is an agent that provides tour booking services. We also operate our own brand Niu Tour business by self-operated and OEM local tour business model. Revenues from our own brand Niu Tour business were RMB100.1 million, RMB108.0 million and RMB233.8 million (US$33.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively. Revenues from packaged tours were recognized when the tours depart, except for revenues for our own brand Niu Tour business in which we act as principal, which were recognized over time during the period of packaged tours. Our revenues from packaged tours, increased by 22.2% from RMB333.4 million in 2023 to RMB407.5 million in 2024, and further increased by 21.1% to RMB493.5 million (US$70.6 million) in 2025.

Others. Other revenues were RMB107.9 million, RMB106.2 million and RMB84.5 million (US$12.1 million) in 2023, 2024 and 2025, respectively. Our other revenues are primarily generated from (i) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB44.6 million, RMB47.9 million and RMB37.3million (US$5.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively and (ii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB27.6 million, RMB31.3 million and RMB29.3 million (US$4.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively and (iii) service fees received from insurance companies, with revenue recognized of RMB8.4 million, RMB11.2 million and RMB10.5 million (US$1.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively and (iv) sales of merchandises, whereas we are acting as a principal in these transactions and are responsible for fulfilling the promise to provide the specified merchandises, for which revenue is recognized on gross basis with revenue recognized of RMB6.3 million, RMB7.9 million and RMB3.6 million (US$0.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Cost of Revenues

Our cost of revenues accounted for 33.4%, 30.3% and 42.0% as percentages of our net revenues in 2023, 2024 and 2025, respectively.

Revenues from packaged tours are mainly recognized on net basis (except for our own brand Niu Tour business in which we act as a principal, for which revenues are recognized on gross basis). Accordingly, the amounts we pay to travel suppliers for packaged tours are mainly recorded as a reduction to revenues, rather than cost of revenues.

Our cost of revenues mainly consists of amounts paid to tour operators or suppliers in connection with our own brand Niu Tour business in which we act as a principal, for which revenues are recognized on gross basis, salaries and other compensation-related expenses related to our tour advisors, customer services representatives, other personnel related to tour transactions and other expenses directly attributable to our principal operations, primarily including payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, cost of merchandises and other service fees for financial service.

Operating Expenses

Our operating expenses were RMB395.6 million, RMB294.8 million and RMB323.7 million (US$46.3 million) in 2023, 2024 and 2025, respectively. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses:
Research and product development	(56,974)	(12.9)	(52,682)	(10.3)	(58,979)	(8,434)	(10.2)
Sales and marketing	(117,706)	(26.6)	(180,321)	(35.0)	(193,884)	(27,725)	(33.6)
General and administrative	(113,221)	(25.7)	(87,657)	(17.1)	(71,848)	(10,274)	(12.4)
Impairment of goodwill	(114,661)	(26.0)	—	(0.0)	—	—	(0.0)
Other operating income	7,009	1.6	25,888	5.0	964	138	0.2

Total operating expenses	(395,553)	(89.6)	(294,772)	(57.4)	(323,747)	(46,295)	(56.0)

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses were RMB57.0 million, RMB52.7 million and RMB59.0 million (US$8.4 million) in 2023, 2024 and 2025, respectively.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel, office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses were RMB117.7 million, RMB180.3 million and RMB193.9 million (US$27.7 million) in 2023, 2024 and 2025, respectively.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation, bad debt and other expenses related to our administrative function. General and administrative expenses were RMB113.2 million, RMB87.7 million and RMB71.8 million (US$10.3 million) in 2023, 2024 and 2025, respectively.

Impairment of goodwill. Impairment of goodwill is recognized for the amount by which the carrying amount of our net assets exceeds the fair value of reporting unit. Impairment of goodwill was RMB114.0 million, nil and nil in 2023, 2024 and 2025, respectively.

Other operating income. Other operating income relates primarily to gain on disposals of subsidiaries, government subsidies and tax refunds that we receive from provincial and local governments. Government subsidies are granted from time to time at the discretion of the government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 1.6%, 5.0% and 0.2% of our net revenues in 2023, 2024 and 2025, respectively.

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

Nanjing Tuniu has qualified as an HNTE since 2010. In 2025, Nanjing Tuniu obtained a new HNTE certificate, which expires in 2028. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2025 to 2027 to the extent it has taxable income under the Enterprise Income Tax Law, as long as it maintains the HNTE qualification and duly conducts enterprise income tax filing procedures with the tax authority. Tuniu Nanjing Information Technology qualified as an HNTE since 2017. In 2023, Tuniu Nanjing Information Technology obtained a new HNTE certificate, which expires in 2026. Therefore, Tuniu Nanjing Information Technology is eligible to enjoy a preferential tax rate of 15% from 2023 to 2025 to the extent it has taxable income under the Enterprise Income Tax Law, as long as it maintains the HNTE qualification and duly conducts enterprise income tax filing procedures with the tax authority.

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

Certain Corrections

We announced unaudited quarterly financial results in 2025 and 2026. In the course of preparing our audited consolidated financial statements for the year ended December 31, 2025, we made the following corrections to our unaudited condensed consolidated balance sheets. Included below are the revised financial statement line items and corresponding amounts (in RMB thousands) that were affected:

Unaudited First Quarter 2025 Financial Results:

●ordinary shares of 232, changed from 249;
●less: treasury stock of (133,837), changed from (342,050);
●accumulated deficit of (8,263,272), changed from (8,055,076);

Unaudited Second Quarter 2025 Financial Results:

●ordinary shares of 232, changed from 249;
●less: treasury stock of (143,866), changed from (352,079);
●accumulated deficit of (8,248,746), changed from (8,040,550);

Unaudited Third Quarter 2025 Financial Results:

●ordinary shares of 232, changed from 249;
●less: treasury stock of (156,743), changed from (364,956);
●accumulated deficit of (8,228,995), changed from (8,020,799);

Unaudited Fourth Quarter and Fiscal Year 2025 Financial Results:

●ordinary shares of 219, changed from 249;
●less: treasury stock of (82,474), changed from (380,260);
●accumulated deficit of (8,317,009), changed from (8,019,253);

The corrections did not affect total Tuniu Corporation shareholders’ equity on our consolidated balance sheets, nor did they have any impact to our consolidated statements of comprehensive (loss)/ income, including net (loss)/ income per ordinary share - basic and diluted or net (loss)/ income per ADS - basic and diluted.

Results of Operations

The following table sets forth a summary of our consolidated results of operations in absolute amounts and as percentages of our net revenues for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Packaged tours	333,357	75.5	407,462	79.3	493,481	70,567	85.4
Others	107,913	24.5	106,160	20.7	84,493	12,082	14.6

Net revenues	441,270	100.0	513,622	100.0	577,974	82,649	100.0

Cost of revenues	(147,581)	(33.4)	(155,590)	(30.3)	(242,992)	(34,747)	(42.0)

Gross profit	293,689	66.6	358,032	69.7	334,982	47,902	58.0
Operating expenses:
Research and product development	(56,974)	(12.9)	(52,682)	(10.3)	(58,979)	(8,434)	(10.2)
Sales and marketing	(117,706)	(26.7)	(180,321)	(35.1)	(193,884)	(27,725)	(33.5)
General and administrative	(113,221)	(25.7)	(87,657)	(17.1)	(71,848)	(10,274)	(12.4)
Impairment of goodwill	(114,661)	(26.0)	—	(0.0)	—	—	(0.0)
Other operating income	7,009	1.6	25,888	5.0	964	138	0.2

Loss/(income) from operations	(101,864)	(23.1)	63,260	12.3	11,235	1,607	1.9
Other income/(expenses):
Interest and investment income, net	5,689	1.3	19,866	3.9	25,769	3,685	4.5
Interest expense	(3,525)	(0.8)	(3,320)	(0.6)	(2,022)	(289)	(0.3)
Foreign exchange gains/(losses), net	(6,483)	(1.5)	(6,837)	(1.3)	(3,827)	(547)	(0.7)
Other income, net	7,107	1.6	10,081	2.0	(652)	(93)	(0.1)

Loss/(income) before income tax expense	(99,076)	(22.5)	83,050	16.2	30,503	4,363	5.3
Income tax expense	(1,441)	(0.3)	(837)	(0.2)	(1,425)	(204)	(0.2)
Equity in (loss)/income of affiliates	(580)	(0.1)	1,486	0.3	579	83	0.1

Net (loss)/income	(101,097)	(22.9)	83,699	16.3	29,657	4,242	5.1

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues. Net revenues were RMB513.6 million and RMB578.0 million (US$82.6 million) in 2024 and 2025, respectively.

●	Revenues from packaged tours. Revenues from packaged tours increased by 21.1% from RMB407.5 million in 2024 to RMB493.5 million (US$70.6 million) in 2025, primarily due to the growth of both organized tours and self-guided tours.
●	Other revenues. Other revenues decreased by 20.4% from RMB106.2 million in 2024 to RMB84.5 million (US$12.1 million) in 2025, primarily due to the decrease in the commission fees received from other travel-related products.

Cost of Revenues. Our cost of revenues increased by 56.2% from RMB155.6 million in 2024 to RMB243.0 million (US$34.7 million) in 2025. As a percentage of net revenues, cost of revenues was 42.0% in 2025 compared to 30.3% in 2024.

Operating Expenses. Operating expenses increased by 9.8% from RMB294.8 million in 2024 to RMB323.7 million (US$46.3 million) in 2025.

●	Research and product development. Research and product development expenses increased by 12.0% from 52.7 million in 2024 to RMB59.0 million (US$8.4 million) in 2025, primarily due to the increase in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses increased by 7.5% from RMB180.3 million in 2024 to RMB193.9 million (US$27.7 million) in 2025, primarily due to the increase in promotion expenses.
●	General and administrative. General and administrative expenses decreased by 18.0% from RMB87.7 million in 2024 to RMB71.8 million (US$10.3 million) in 2025, primarily due to the decrease in general and administrative personnel related expenses and impairment of property and equipment, net.
●	Other operating income. Other operating income decreased by 96.3% from RMB25.6 million in 2024 to RMB1.0 million (US$0.1 million) in 2025, primarily due to the decrease in gain on disposals of subsidiaries.

Interest and investment income, net. Interest and investment income, net increased by 30.7% from RMB19.9 million in 2024 to RMB25.8 million (US$3.7 million) in 2025, primarily due to the decrease in impairment of long-term investments.

Net income. As a result of the foregoing, there is a net income of RMB29.7 million (US$4.2 million) in 2025, compared to a net income of RMB83.7 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues. Net revenues were RMB441.3 million and RMB513.6 million in 2023 and 2024, respectively.

●	Revenues from packaged tours. Revenues from packaged tours increased by 22.2% from RMB333.4 million in 2023 to RMB407.5 million in 2024, primarily due to the growth of organized tours as a result of increasing travel demands after the COVID-19 pandemic.
●	Other revenues. Other revenues decreased by 1.6% from RMB107.9 million in 2023 to RMB106.2 million in 2024, primarily due to the decrease in revenues generated from our financial services.

Cost of Revenues. Our cost of revenues increased by 5.4% from RMB147.6 million in 2023 to RMB155.6 million in 2024. As a percentage of net revenues, cost of revenues was 33.4% in 2023 compared to 30.3% in 2024.

Operating Expenses. Operating expenses decreased by 25.5% from RMB395.6 million in 2023 to RMB294.8 million in 2024, primarily due to the decrease in gain on disposals of subsidiaries.

●	Research and product development. Research and product development expenses decreased by 7.5% from 57.0 million in 2023 to RMB52.7 million in 2024, primarily due to the decrease in research and product development personnel related expenses.
●	Sales and marketing. Sales and marketing expenses increased by 53.2% from RMB117.7 million in 2023 to RMB180.3 million in 2024, primarily due to the increase in promotion expenses.
●	General and administrative. General and administrative expenses decreased by 22.6% from RMB113.2 million in 2023 to RMB87.7 million in 2024, primarily due to the impairment of property and equipment under the net method of recording in 2024.
●	Other operating income. Other operating income increased from RMB7.0 million in 2023 to RMB25.6 million in 2024, primarily due to the decrease in gain on disposals of subsidiaries.

Net (loss)/income. As a result of the foregoing, there is a net income of RMB83.7 million in 2024, compared to a loss of RMB101.1 million in 2023.

Foreign Currency

For the year ended December 31, 2025, we recorded RMB6.0 million (US$0.9 million) of net foreign currency translation loss in accumulated other comprehensive income as a component of shareholders’ equity. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Recent Accounting Pronouncements

See Note 2(ah) to our consolidated financial statements included elsewhere in this annual report for discussion on recent issued accounting pronouncements.

B.Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from operating activities, borrowings from banks, private issuances of ordinary and preferred shares, and our initial public offering. Our principal uses of cash were for operating activities, primarily including payments made to travel suppliers, marketing and brand promotion expenses, salaries and other compensation expenses as well as office rental and professional service fees.

Generally, our customers pay us upon contract confirmation, which is usually more than one month before the departure dates, and we pay the travel suppliers at a later date. The timing difference between when the cash is collected from our customers and when payments are made to travel suppliers increases our operating cash inflow and provides us with a source of liquidity to fund our settlement of outstanding accounts payable to travel suppliers and our prepayment to travel suppliers to secure packaged tours during peak seasons.

Our advances from customers decreased from RMB270.2 million as of December 31, 2023 to RMB247.2 million as of December 31, 2024 and further decreased to RMB184.5 million (US$26.4 million) as of December 31, 2025, primarily due to the change in our operation mode. Accounts and notes payable decreased from RMB317.1 million as of December 31, 2023 to RMB290.1 million as of December 31, 2024 and further decreased to RMB219.4 million (US$31.4 million) as of December 31, 2025, primarily due to the acceleration of settlement with travel suppliers. Furthermore, prepayments and other current assets, net, increased from RMB234.2 million as of December 31, 2023 to RMB235.4 million as of December 31, 2024 and decreased to RMB157.6 million (US$22.5 million) as of December 31, 2025. Moreover, our sales and marketing expenses increased from RMB117.7 million in 2023 to RMB180.3 million in 2023 and further increased to RMB193.9 million (US$27.7 million) in 2025, primarily due to the increases in promotion expenses and marketing personnel related expenses. As a result, our net cash provided by operating activities was RMB232.8 million and RMB113.2 million in 2023 and 2024, respectively, and our net cash used in operating activities was RMB109.1 million (US$15.6 million) in 2025.

Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2024 and 2025, we had RMB1,267.2 million and RMB1,139.1 million (US$162.9 million) in cash and cash equivalents, restricted cash, short-term investments and long-term deposits, respectively.

As of December 31, 2024 and 2025, we obtained cash from banks by discounting of bank acceptance notes with the amount of RMB180.0 million and RMB100.0 million (US$14.3 million), respectively, which are repayable within one year with interest rate ranging from 0.9% to 1.25%. The issuance of notes payable is pledged by our company’s bank deposits of RMB180.0 million and RMB100.0 million (US$14.3 million) as of December 31, 2024 and 2025, which were recorded in short-term investments.

We had net loss of RMB101.1 million and net income of RMB83.7 million and RMB29.7 million (US$4.2 million), for the years ended December 31, 2023, 2024 and 2025, respectively. Our net cash provided by operating activities was RMB232.8 million and RMB96.3 million for the year ended December 31, 2023 and 2024, respectively, and our net cash used in operating activities was RMB109.1 million (US$15.6 million) for the year ended December 31, 2025. As of December 31, 2025, our accumulated deficit was RMB8,317.0 million (US$1,189.3 million) and we had cash and cash equivalents and short-term investments of RMB1,060.9 million (US$151.7 million) and working capital of RMB660.5 million (US$94.5 million). Based on our liquidity assessment, which has considered our operations at the current business scale, the available funding from maturity of our short-term and long-term investments and the available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months subsequent to the filing of this annual report.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands, except percentages)
Net cash provided by/ (used in) operating activities	232,838	96,281	(109,068)	(15,598)
Net cash provided by investing activities	40,930	26,661	4,876	698
Net cash used in financing activities	(22,579)	(73,979)	(160,087)	(22,891)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,183)	(2,789)	(9,336)	(1,335)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	247,004	46,174	(273,615)	(39,126)
Cash, cash equivalents and restricted cash at the beginning of year	197,887	444,891	491,065	70,221
Cash, cash equivalents and restricted cash at the end of year	444,891	491,065	217,450	31,095

Operating Activities

Our net cash used in operating activities was RMB109.1 million (US$15.6 million) in 2025, primarily attributable to cash inflows from sales of our travel products and services of RMB3,827.2 million (US$547.3 million) and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB52.9 million (US$7.6 million), that were offset by cash outflows due to payments to travel suppliers of RMB3,643.7 million (US$521.0 million), payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB184.5 million (US$26.4 million), payments for marketing and promotional activities, office rental and utilities and professional services of RMB159.6 million (US$22.8 million) and payments of taxes and levies of RMB1.4 million (US$0.2 million).

Our net cash provided by operating activities was RMB96.3 million in 2024, primarily attributable to cash inflows from sales of our travel products and services of RMB3,721.7 million and cash inflows from other operating activities such as deposits, interest income and government subsidies of RMB54.2 million, that were offset by cash outflows due to payments to travel suppliers of RMB3351.3 million, payments relating to other operating activities, which include payments to employees and for employees’ benefits of RMB174.3 million, payments for marketing and promotional activities, office rental and utilities and professional services of RMB138.8 million and payments of taxes and levies of RMB15.2 million.

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

Investing Activities

Our net cash provided by investing activities was RMB4.9 million (US$0.7 million) in 2025, primarily attributable to the purchase of short-term and long-term investments of RMB700.4 million (US$100.2 million) and the purchase of property and equipment and intangible assets of RMB7.1 million (US$1.0 million), which were offset by the decrease in loan receivable of RMB21.1 million (US$3.0 million), the proceeds from maturity of short-term and long-term investments of RMB580.2 million (US$83.0 million), cash received from disposals of subsidiaries of RMB1.0 million (US$0.1 million), cash received from disposals of equity investments by dividend of RMB24.1 million (US$3.5 million) and cash received from disposals of land use right and construction in progress of RMB85.9 million (US$12.3 million).

Our net cash provided by investing activities was RMB26.6 million in 2024, primarily attributable to the purchase of short-term and long-term investments of RMB636.5 million, the decrease in cash from disposals of subsidiaries of RMB7.1 million and the purchase of property and equipment and intangible assets of RMB11.8 million, which were offset by the decrease in loan receivable of RMB5.4 million, the proceeds from maturity of short-term and long-term investments of RMB668.1 million and cash received from disposals of equity investments by dividend of RMB8.6 million.

Our net cash provided by investing activities was RMB40.9 million in 2023, primarily attributable to the purchase of short-term and long-term investments of RMB606.9 million and the purchase of property and equipment and intangible assets of RMB9.8 million and cash paid for long-term investments of RMB1.1 million, which were offset by the decrease in loan receivable of RMB75.8 million, the proceeds from maturity of short-term and long-term investments of RMB579.4 million, cash received from disposals of subsidiaries of RMB3.2 million and cash received from disposals of equity investments by dividend of RMB0.2 million.

Financing Activities

Our net cash used in financing activities in 2025 was RMB160.1 million (US$22.9 million), primarily attributable to RMB360.0 million (US$51.5 million) for repayments of short-term and long-term borrowings, RMB51.2 million (US$7.3 million) for payment of share repurchase and RMB29.8 million (US$4.3 million) for cash dividend, which were partially offset by RMB280.0 million (US$40.0 million) of proceeds from short-term and long-term borrowings and cash contribution from noncontrolling interests of RMB0.9 million (US$0.1 million).

Our net cash used in financing activities in 2024 was RMB74.0 million, primarily attributable to RMB361.0 million for repayments of short-term and long-term borrowings and RMB27.2 million for repurchase of redeemable noncontrolling interests and RMB44.9 million for payment of share repurchase, which were partially offset by RMB359.0 million of proceeds from short-term and long-term borrowings.

Our net cash used in financing activities in 2023 was RMB22.6 million, primarily attributable to RMB400.8 million for repayments of short-term and long-term borrowings, which were partially offset by RMB378.0 million of proceeds from short-term and long-term borrowings.

Material Cash requirements

Our material cash requirements as of December 31, 2025 mainly include debt obligations, operating lease obligations and capital expenditure commitments, as below:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In RMB thousands)
Operating Lease Obligations	5,612	2,207	2,110	228	1,067
Bank Borrowings	35	35	—	—	—
Capital Commitments	1,040	1,040	—	—	—

Our operating lease obligations primarily represent our obligations for the leased premises of our headquarter.

Our short-term bank borrowings represent borrowings from banks with maturity of less than one year.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025. As of December 31, 2025, for the purpose of indebtedness, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities.

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

Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Our research and product development expenses decreased from RMB57.0 million in 2023 to RMB52.7 million in 2024, but increased to RMB59.0 million (US$8.4 million) million in 2025, primarily due to the fluctuations in research and development personnel related expenses.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Equity investments

We elect a measurement alternative for equity investments that do not have readily determinable fair values and where we do not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, we measured these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive (loss)/income equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary. For the year ended December 31, 2025, we recognized an impairment loss of RMB13.6 million (US$1.9 million) on certain equity investments based on our assessment of current economic and market conditions with the considerations of the operating performance of the investees. The key parameters used in the assessment of certain investment are trailing P/S and discount for lack of marketability.

When our assumptions related to the estimates of the fair value of the investments decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Impairment of non-financial assets

We evaluate our non-financial assets, including property and equipment, intangible assets, land use rights, prepayments for property and equipment and operating lease rights-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The asset group is the unit of account for a non-financial asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. When these events occur, we measure impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets.

Our non-financial assets including property and equipment, net of RMB18.9 million, intangible assets, net of RMB19.6 million, prepayments for property and equipment, net of RMB11.9 million and operating lease right-of-use assets, net of RMB6.9 million are considered one asset group which represents the lowest level to independently generate identifiable cash flows. The low market capitalization as of December 31, 2025 was considered as an impairment indicator for this asset group and we further performed impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group, using the key assumptions including revenue growth rate, gross margin, operating expenses and working capital requirements. Based on our assessment, the undiscounted cash flow of the asset group was higher than the carrying value of the asset group and hence no impairment of non-financial assets was recognized during the year ended December 31, 2025.

When one of our assumptions relating to these factors increases or decreases by 5% while holding all other assumptions constant, the result of the non-financial assets impairment assessment would not be impacted and the fair value of the asset group would still be above its carrying value.

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dunde Yu	45	Founder, Chairman and Chief Executive Officer
Kan Wang	41	Director
Rui Li	49	Director
Haifeng Yan	44	Independent Director
Jack Liangjie Xu	58	Independent Director
Rui Zhang	48	Independent Director
Haijin Cheng	55	Independent Director
Anqiang Chen	50	Financial Controller

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

Mr. Kan Wang has served as Tuniu’s director since June 2022. Mr. Wang currently serves as the chairman and executive director of CWT International Limited (HKEX: 0521) and chairman of E-Life Financial Services Holding Group Co., Ltd. Mr. Wang joined HNA Group Co., Limited, or the HNA Group, in August 2017 and had served as vice president of Yangtze Air Cargo Holding Co., Ltd., chief investment officer of HNA Modern Logistics Group Co., Ltd., president assistant in non-aviation asset management division of HNA Group and executive deputy general manager of the asset operation department at HNA Group. Prior to joining HNA Group, Mr. Wang served as a vice manager at Deloitte, a chief investment officer at Hung To Capital Management Co., Ltd. and an overseas investment and operations director at Qingdao Haier Co., Ltd. Mr. Wang is certified as an association chartered accountant and a Hong Kong institute of certified public accountant. Mr. Wang received his master’s degree in politics and economy simultaneous interpretation from University of Bath in 2008.

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

Mr. Jack Liangjie Xu has served as Tuniu’s independent director since May 2014. Mr. Xu is the managing partner at Seven Seas Venture Partners. Mr. Xu served as Co-President and Chief Technology Officer of Sina Corporation, from January 2013 to February 2015. Prior to joining Sina Corporation, Mr. Xu worked at Cisco as the Corporate Vice President of the Communications and Collaboration business unit. Previously, Mr. Xu served as Vice President of Engineering and Research at eBay from October 2002 to April 2008 and Chief Technology Officer at NetEase from May 2000 to July 2002. He led Excite’s search engine development in 1996, while pursuing a Ph.D. at the University of California at Berkeley. Mr. Xu received a bachelor’s degree and a master’s degree in information management from Sun Yat-Sen University in China.

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

Mr. Haijin Cheng has served as Tuniu’s independent director since March 2021. Mr. Cheng has extensive experience in internal auditing, financial management and strategic M&A with companies in a range of industries and countries. Mr. Cheng is the founder and president of Shanghai Lian Sheng Technical Service Co., Ltd. which provides management advisory services to domestic and foreign companies. Prior to founding Lian Sheng, Mr. Cheng served as the leader of the business development department in General Electric (China) Ltd, director of the business development department in Honeywell (China) Ltd., senior officer of the audit department in Bank of China (Hong Kong) and corporate accountant in C. P. Group of Thailand. Mr. Cheng currently serves as an independent director of Centre Testing International Group Co., Ltd. (300012.SZ), an A-share company listed on the Shenzhen Stock Exchange. Mr. Cheng is a Certified Public Accountant USA and received an MBA degree from Cornell University.

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

B.Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB2.3 million (US$0.3 million) in cash to our executive officers and RMB0.8 million (US$0.1 million) to our non-executive directors and officers. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—Share Incentive Plans.”

Share Incentive Plans

2008 Incentive Compensation Plan

We adopted an incentive compensation plan in 2008, or the 2008 Plan. The purposes of the 2008 Plan were to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of February 28, 2026, options to purchase 3,199,629 Class A ordinary shares were outstanding under the 2008 Plan. The 2008 Plan terminated automatically in 2018.

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

Termination of the 2008 Plan. The 2008 Plan terminated automatically in 2018.

2014 Share Incentive Plan

We adopted a separate incentive compensation plan in 2014, which we refer to as the 2014 Plan. The 2014 Plan was amended in November 2023 to extend its expiration date to April 2034. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan was initially 5,500,000 ordinary shares as of the date of its approval. The number of shares reserved for future issuances under the 2014 Plan will be increased automatically if and whenever the ordinary shares reserved under the 2014 Plan account for less than 1% of the total then-issued and outstanding ordinary shares on an as-converted basis, as a result of which increase, the ordinary shares reserved under the 2014 Plan immediately after each such increase shall equal to 5% of the then-issued and outstanding ordinary shares on an as-converted basis, or the Evergreen Provision. Pursuant to the Evergreen Provision, the maximum aggregate number of shares which may be issued under the 2014 Plan increased automatically by an aggregate of 54,006,703 Class A ordinary shares in December 2014, August 2015, December 2016 and April 2023, respectively, reaching to a total of 59,506,703 Class A ordinary shares. As of February 28, 2026, options to purchase 31,615,452 Class A ordinary shares and 11,385 restricted shares were outstanding under the 2014 Plan.

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

The following table summarizes, as of February 28, 2026, the outstanding options and restricted shares granted to our directors and executive officers under the 2008 Plan and 2014 Plan.

		Exercise Price
	Ordinary
	Shares
	Underlying
	Options
	Awarded/
	Restricted	(US$/	(RMB/		Vesting
Name	Shares	Share)	Share)(5)	Date of Grant	Schedule	Date of Expiration
Dunde Yu	630,814	0.100	0.699	November 5, 2009	4 years(1)	November 4, 2029
	1,100,000	0.226	1.580	March 11, 2011	4 years(1)	March 10, 2031
	1,269,995	0.0001	0.0007	August 1, 2013	4 years(1)	July 31, 2029
	900,000	3.000	20.979	June 13, 2014	4 years(1)	June 12, 2026
	760,000	3.090	21.609	March 6, 2015	4 years(1)	March 5, 2027
	1,981,000	3.090	21.609	August 20, 2015	4 years(1)	August 19, 2026
	1,420,000	2.683	18.762	December 2, 2016	4 years(1)	December 1, 2026
	17,256	0.0001	0.0007	January 1, 2017	1 years(2)	December 31, 2026
	3	1.670	11.678	May 8, 2018	4 years(1)	May 7, 2028
	12,564	0.0033	0.0231	January 30, 2019	1 years(2)	January 29, 2029
	6,681,434	0.333	2.329	August 10, 2022	4 years(1)	August 9, 2032
	7,427,971	0.623	4.357	April 6, 2023	1 year(3)	April 5, 2033
Anqiang Chen	19,998	0.226	1.580	March 11, 2011	4 years(1)	March 10, 2031
	3,879	1.135	7.937	March 19, 2012	4 years(1)	March 18, 2032
	4,497	0.0001	0.0007	March 6, 2015	4 years(1)	September 5, 2026
	9,900	2.683	18.762	December 2, 2016	4 years(1)	December 1, 2026
	40,500	1.670	11.678	May 8, 2018	4 years(1)	May 7, 2028
	7,536	0.0033	0.0231	January 30, 2019	1 years(2)	January 29, 2029
	2,969,526	0.333	2.329	August 10, 2022	4 years(1)	August 9, 2032
	742,797	0.623	4.357	April 6, 2023	4 years(1)	April 5, 2033
Jack Liangjie Xu	7,545†	N/A		May 9, 2022	4 years(4)	May 9, 2032
Haijin Cheng	3,840†	N/A		May 9, 2022	4 years(4)	May 9, 2032
Directors and officers as a group	26,011,055	—	—	—	—	—
†	Denotes restricted share award; all other awards in this table are option awards.

(1)	Pursuant to the award agreement, 1/4 of the ordinary shares underlying the options or restricted shares shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the options or restricted shares shall vest on a monthly basis in the following three years. However, the options or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(2)	Pursuant to the award agreement, 1/12 of the ordinary shares underlying the options shall vest on a monthly basis. However, the options may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(3)	Pursuant to the award agreement, all of the ordinary shares underlying the options shall vest on April 5, 2024. However, the options must be exercised, to the extent vested, prior to certain option exercise expiration dates set forth in the award agreement.
(4)	Pursuant to the award agreement, 1/48 of the restricted shares shall vest on a monthly basis since June 9, 2022. However, the option or restricted shares may be exercised, to the extent vested, only (a) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (b) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder or holder of restricted shares obtains all the necessary governmental approvals and consents required for the issuance of such shares.
(5)	The prices in Renminbi were translated using the rate of US$1.00 = RMB6.9931, the exchange rate in effect as of December 31, 2025, solely for the convenience of the readers.

C.Board Practices

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested provided (a) such director has declared the nature of his or her interest, whether material or not, at the earliest meeting of the board at which it is practicable to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees of the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Haijin Cheng, Mr. Jack Liangjie Xu and Mr. Haifeng Yan and is chaired by Mr. Cheng. Each of Mr. Cheng, Mr. Xu and Mr. Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that each of Mr. Cheng and Mr. Xu qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Jack Liangjie Xu, Mr. Rui Zhang and Mr. Haijin Cheng, and is chaired by Mr. Xu. Each of Mr. Xu, Mr. Zhang and Mr. Cheng, satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jack Liangjie Xu, Mr. Haijin Cheng and Mr. Haifeng Yan, and is chaired by Mr. Xu. Each of Mr. Xu, Mr. Cheng and Mr. Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.Employees

We had a total of 971, 983 and 856 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2025:

Number of
Function	Employees
Management and administration	99
Customer service center	143
Sales and marketing	427
Research and product development	187
Total	856

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2026 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

See “—B. Compensation—Share Incentive Plans” for more details on options and restricted shares granted to our directors and executive officers.

The calculations in the table below are based on 325,912,697 ordinary shares outstanding as of February 28, 2026, including 17,373,500 Class B ordinary shares outstanding and 308,539,197 Class A ordinary shares outstanding (excluding 19,413,645 Class A ordinary shares, represented by 6,471,215 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan).

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

	Class A	Class B	Total
	Ordinary	Ordinary	Ordinary		Voting
	Shares	Shares	Shares	%†	Power††
Directors and Executive Officers:*
Dunde Yu(1)	25,601,174	10,423,503	36,024,677	10.4	25.8
Kan Wang(2)	99,029,515	—	99,029,515	30.4	20.5
Rui Li(3)	99,029,515	—	99,029,515	30.4	20.5
Rui Zhang (4)	78,061,780	—	78,061,780	24.0	16.2
Haijin Cheng(5)	60,000	—	60,000	0.0	0.0
Haifeng Yan(6)	—	—	—	—	—
Jack Liangjie Xu(7)	120,000	—	120,000	0.0	0.0
Anqiang Chen(8)	3,647,316	—	3,647,316	1.1	0.8
All directors and executive officers as a group	206,519,785	10,423,503	216,943,288	61.8	61.2

Principal Shareholders:
Affiliates of HNA Trust (9)	99,029,515	—	99,029,515	30.4	20.5
JD.com Investment Limited (10)	78,061,780	—	78,061,780	24.0	16.2
Dragon Rabbit Capital Limited(11)	25,487,489	10,423,503	35,910,992	10.3	25.7
Fullshare Holdings Limited(12)	4,104,137	6,949,997	11,054,134	3.4	15.3

*Except for Kan Wang, Rui Li, Rui Zhang, Haijin Cheng, Haifeng Yan and Jack Liangjie Xu, the business address of our directors and executive officers is 6, 8-12th floor, building 6-A, Juhuiyuan, NO. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210023, PRC.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding as of February 28, 2026, which is 325,912,697 ordinary shares outstanding, including 17,373,500 Class B ordinary shares outstanding and 308,539,197 Class A ordinary shares outstanding (excluding 19,413,645 Class A ordinary shares, represented by 6,471,215 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan), plus the number of ordinary shares such person or group has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after February 28, 2026 or other dates as indicated in the footnotes below.

††

For each person and group included in this column, percentage ownership percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, and the ordinary shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 28, 2025 or other dates as indicated in the footnotes below, with respect to the total voting power based on all the outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)

Represents (i) 21,783,354 Class A ordinary shares underlying the options held by Dragon Rabbit Capital Limited that have become fully vested as of March 20, 2026 or will become fully vested within 60 days after March 20 (ii) 113,685 Class A ordinary shares in the form of ADSs held by Mr. Yu as reported in a Form 4 filing on March 20, 2026 and (iii) 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares owned by Dragon Rabbit Capital Limited are currently pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure the obligations of Dragon Rabbit Capital Limited under the loan agreement.

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

(5)

Represents 58,656 Class A ordinary shares in the form of ADSs held by Mr. Cheng as of April 9, 2026 and 1,344 Class A ordinary shares underlying the restricted shares held by Mr. Cheng that will become fully vested within 60 days after April 9, 2026. The business address of Mr. Cheng is No.4-2-502 Dong Hua Shi Nan Li Yi Qu, Dongcheng District, Beijing, PRC.

(6)	The business address of Mr. Yan is Floor 2-5, Building C6, Zidong International Creative Park, Nanjing, Jiangsu, PRC.
(7)

Represents 117,453 Class A ordinary shares in the form of ADSs held by Mr. Xu as of April 9, 2026 and 2,547 Class A ordinary shares underlying the restricted shares held by Mr. Xu that will become fully vested within 60 days after April 9, 2026. The business address of Mr. Xu is 12011 Magnolia Court, Saratoga, CA 95070, USA.

(8)	Represents 204,600 Class A ordinary shares in the form of ADSs held by Mr. Chen as reported in a Form 4 filing on March 24, 2026 and 3,442,716 Class A ordinary shares underlying the options held by Mr. Chen that have become fully vested as of March 12, 2026 or will become fully vested within 60 days after March 24, 2026.

(9)Represents (i) 90,909,091 class A ordinary shares held by BHR Winwood Investment Management Limited and (ii) 8,120,424 class A ordinary shares represented by 2,706,808 American Depository Shares held by Hong Kong Praise Tourism Investment Limited (HK Praise Tourism). BHR Winwood Investment Management Limited is a company incorporated in Hong Kong and wholly owned by an affiliated fund of Hainan HNA No.2 Trust Management Services Co., Ltd. (HNA Trust). The trust was set up after the bankruptcy of HNA Group to manage certain of its affiliates, including HNA Tourism. The business address of BHR Winwood Investment Management Limited is Unit 2712A, 27/F, Lanbao International Center, West Dawang Road, Chaoyang District, Beijing, China.. HK Praise Tourism is a company organized under the laws of Hong Kong and wholly owned by HNA Industrial Group Co., Ltd., which is a direct wholly-owned subsidiary of HNA Trust. The business address of HK Praise Tourism is Room 1607, Tower 3, Phase 1, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong.. We refer to BHR Winwood Investment Management Limited and HK Praise Tourism as “Affiliates of HNA Trust.”

(10)

Represents 78,061,780 Class A ordinary shares held by JD.com Investment Limited, as reported in a Schedule 13D filing jointly by JD.com Investment Limited and JD.com, Inc on December 5, 2025. JD.com Investment Limited, a company organized under the laws of the British Virgin Islands,is a direct wholly-owned subsidiary of JD.com, Inc., a Cayman Islands company. The business address of JD.com, Inc. is 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, the People’s Republic of China. The business address of JD.com Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(11)Represents (i) 21,783,354 Class A ordinary shares underlying the options held by Dragon Rabbit Capital Limited that have become fully vested as of March 20, 2026 or will become fully vested within 60 days after March 20 and (ii) 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares held by Dragon Rabbit Capital Limited. Dragon Rabbit Capital Limited is wholly owned by Longtu Holdings Limited is a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yu’s family is the beneficiary. The business address of Dragon Rabbit Capital Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The 3,704,135 Class A ordinary shares and 10,423,503 Class B ordinary shares owned by Dragon Rabbit Capital Limited are currently pledged to Fuqun Limited, as lender under a loan agreement dated August 21, 2017, to secure the obligations of Dragon Rabbit Capital Limited under the loan agreement.

(12)Represents (i) 4,104,137 Class A ordinary shares and (ii) 6,949,997 Class B ordinary shares held by Verne Capital Limited. Verne Capital Limited is a wholly owned subsidiary of Five Seasons XV Limited. Five Seasons XV Limited is a wholly owned subsidiary of Five Seasons XVIII (A) Limited. Five Seasons XVIII (A) Limited is a wholly owned subsidiary of Five Seasons XVIII Limited, which is a wholly owned subsidiary of Fullshare Holdings Limited. Accordingly, Fullshare Holdings Limited and its affiliates may be deemed to beneficially own the securities directly held by Verne Capital Limited. The business address of Fullshare Holdings Limited is Unit C1, 26th Floor, United Centre, 95 Queensway, Admiralty, Hong Kong.

To our knowledge, as of February 28, 2026, we had 131,760,052 outstanding ordinary shares that were held by four record holders in the United States. The total number of shares held by the four record holders in the United States represents 40.43% of our total outstanding shares. This includes 127,023,885 ordinary shares (excluding 19,413,645 Class A ord-inary shares, represented by 6,471,215 ADSs, reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

We paid JD.com, Inc. a commission of RMB38.5 thousand and RMB106.9 thousand (US$15.3 thousand) for selling products on the JD platform for the years ended December 31, 2024 and 2025, respectively. Revenues from JD.com, Inc. consist of RMB1,164.4 thousand and RMB1,633.5 thousand (US$233.6 thousand) for providing travel services and RMB151.0 thousand and nil for team-building services for the years ended December 31, 2024 and 2025, respectively.

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

We sell packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. We purchase travel products from Trip.com’s online platform, which were insignificant. Revenues from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through our online platform, amounted of nil, RMB111.3 thousand and RMB5.1 thousand (US$0.7 thousand) for the years ended December 31, 2023, 2024 and 2025, respectively.

Relationship with Beijing Hengxin International Travel Agency Co., Ltd.

Beijing Hengxin International Travel Agency Co., Ltd. (“Hengxin”) is one of our assoicates. We purchased travel products from Hengxin, amounted to RMB2.7 million, RMB7.9 million and RMB10.7 million (US$1.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

We disposed the controlling interest in Hengxin in June 2022 and confirmed with Hengxin an outstanding loan amounted to RMB11.3 million. We received loan repayment of RMB2.0 million (US$0.3 million) for the year ended December 31, 2025.

Relationship with Guangxi Yijianyou Tourism Operation Co., Ltd.

Guangxi Yijianyou Tourism Operation Co., Ltd. (“Yijianyou”) is one of our assoicates. We purchased travel products from Yijianyou, amounted to nil, RMB890.5 thousand and RMB494.8 thousand (US$70.8 thousand) for the years ended December 31, 2023, 2024 and 2025, respectively. Revenues from Yijianyou consist of commission fees for promoting travel products by live streaming, amounted to RMB28.0 thousand, RMB352.3 thousand and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Relationship with Fullshare Holdings Limited

Fullshare Holdings Limited is one of our principal shareholders. We purchased travel products from Fullshare Holdings Limited, amounted to nil, RMB8.5 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Relationship with HNA Tourism and HNA Trust

In November 2015, we entered into a strategic partnership with HNA Tourism through a share subscription agreement, pursuant to which (i) HNA Tourism invested US$500 million in our company in January 2016 through the acquisition of 90,909,091 newly issued Class A ordinary shares of our company by one of its affiliates, and (ii) HNA Tourism agreed to provide us with access to its premium airlines and hotels resources at a preferential rate, in compliance with applicable fair competition market rules, and we undertook to acquire no less than US$100 million products and services sourced from HNA Tourism until June 30, 2018. The transaction contemplated by the share subscription agreement was completed in January 2016. In connection with the strategic partnership with HNA Tourism, we entered into an investor rights agreement with HNA Tourism in November 2015, which was subsequently amended in December 2015 and February 2016, to govern certain rights and obligations of between us and HNA Tourism. Before restructuring of HNA Group, we purchased air tickets from certain affilifates of HNA Tourism for the years ended December 31, 2021 and 2022, respectively. We also sold travel products through an affiliate of HNA Tourism’s distribution channels. After the restructuring of HNA Group, these affiliates of HNA Tourism were no longer our related parties.

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

We received cash of RMB211.8 thousand, RMB211.3 thousand and RMB351.8 thousand (US$50.3 thousand) from HNA Trust with the equivalent trust units deregistered according to the trust agreement for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Dividend Policy

In March 2026, our board of directors approved a three-year shareholder return plan, under which we may, during the three-year period from the date of approval, (i) declare and distribute cash dividends of no more than US$30 million and (ii) repurchase of our Class A Ordinary Shares and/or ADSs of no more than US$20 million. Under the shareholder return plan, our board of directors reserves the discretion to determine the form, timing, and amount of the capital return measures based on our financial condition, results of operations, capital requirements and other relevant factors. In the same month, pursuant to this shareholder return plan, our board of directors declared a cash dividend of US$0.0399 per ordinary share to holders of ordinary shares and holders of ADSs of record as of the close of business on May 4, 2026.

Despite a shareholder return being in place, before any dividend is declared and paid, we need to have enough profits to justify such declaration and payment, or we need to have sufficient reserves set aside from profits previously generated that our board of directors determines are no longer needed. In addition, we must be able to pay our debts as they fall due in the ordinary course of business immediately following the dividend payment. We cannot assure you that we will be able to meet all of such conditions to enable dividend declaration and payment in compliance with laws. Even if our board of directors decides to declare and pay dividends, the timing and amount of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, the amount of dividends that you may receive is uncertain and subject to change. Additionally, our shareholder return policy is subject to change at any time at the discretion of our board of directors, and there can be no assurance that we will not adjust or terminate our policy in the future.

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

Item 9. The Offer and Listing

A.Offer and Listing Details

See “—C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing three Class A ordinary shares of ours, had been listed on Nasdaq Gloabal Market since May 9, 2014 and have been listed on the Nasdaq Capital Market since November 2025 by way of transfer. Our ADSs currently traded on the Nasdaq Capital Market under the symbol “TOUR.”

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at International Corporation Services Ltd, P.O. Box 472, 2nd Floor, North Wing, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

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

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares, the offeror may, within a two-month period commencing after the approval by the said holders, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (such as, for example, banks and certain financial institutions, insurance companies, pension plans, cooperatives, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, persons liable for any minimum tax, partnerships and their partners or arrangements taxable as partnerships for U.S. federal income tax purposes, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction or pursuant to any employee share option or otherwise as compensation) or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address United States federal estate, gift, Medicare, and any minimum tax considerations, or state, local, and non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States tax considerations of an investment in our ADSs or ordinary shares.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year ending December 31, 2026 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are currently listed on the Nasdaq Global Market, which is an established securities market, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq Global Market, although there can be no assurance in this regard. As described above, on May 19, 2025, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. We were given a period of 180 calendar days, or until November 17, 2025, to regain compliance with the minimum bid price requirement. In response, we submitted an application to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market, which was approved by Nasdaq on November 21, 2025. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted us a second period of 180 calendar days, or until May 18, 2026, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price of our ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to May 18, 2026. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—“People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose, and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025 and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that such stock is regularly traded, meaning that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable United States Treasury Regulations. For those purposes, our ADSs, but not our ordinary shares, are currently listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded for so long as they continue to be listed on the Nasdaq Global Market, but no assurances may be given in this regard. As described above, on May 19, 2025, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. We were given a period of 180 calendar days, or until November 17, 2025, to regain compliance with the minimum bid price requirement. In response, we submitted an application to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market, which was approved by Nasdaq on November 21, 2025. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted us a second period of 180 calendar days, or until May 18, 2026, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price of our ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to May 18, 2026. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are delisted from the Nasdaq Global Market and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had Renminbi-denominated cash and cash equivalents, restricted cash, short-term investments and long-term deposits of RMB806.95 million, and U.S. dollar-denominated cash, cash equivalents and short-term investments of US$47.18 million. Assuming we had converted RMB1.0 million into U.S. dollars at the exchange rate of RMB6.9931 per US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$162.57 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$151.03 million instead. If the Renminbi had appreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been US$174.11 million instead. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. For the fiscal year 2025, we received a reimbursement of approximately US$0.55 million from the depositary net of US$0.16 million United States withholding tax.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2025, the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and financial controller, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Haijin Cheng and Mr. Jack Liangjie Xu, each an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and a member of our audit committee, are audit committee financial experts.

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

	For the Years Ended December 31,
	2024	2025
	RMB	RMB	US$
Audit fees(1)	7,353,505	7,139,968	1,021,002
Audit-related fees(2)	—	—	—
All other fees(3)	—	—	—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and effectiveness of internal control over financial reporting (if applicable), as well as the quarterly reviews of condensed consolidated financial information.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with certain financial due diligence projects.
(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$10 million worth of our ordinary shares or American depositary shares representing ordinary shares. In August 2025, the full US$10 million authorized under the above share repurchase program was utilized and our board of directors authorized another share repurchase program under which we may repurchase up to US$10 million worth of our ordinary shares or American depositary shares representing ordinary shares. The share repurchase programs permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were presented as “treasury stock” in shareholder’s equity on our consolidated balance sheets. Treasury stock is accounted for under the cost method.

The following table sets forth a summary of our repurchase of our ADSs made in 2025 under the share repurchase programs described in the paragraph above. All ADSs were repurchased in the open market pursuant to the share repurchase programs.

				Approximate
			Total Number	Dollar Value of
			of ADSs	ADSs that May
			Purchased as	Yet Be
	Total Number	Average	Part of Publicly	Purchased
	of	Price	Announced	Under Plans or
	ADSs	Paid Per	Plans	Programs
Period	Purchased	ADS (US$))	or Programs	(US$)
January 2025 (January 2, 2025 to January 31, 2025)	513,064	1.01	513,064	3,264,779
February 2025 (February 3, 2025 to February 28, 2025)	517,102	1.02	517,102	2,738,106
March 2025 (March 3, 2025 to March 31, 2025)	641,439	1.07	641,439	2,049,196
April 2025 (April 1, 2025 to April 30, 2025)	691,948	0.93	691,948	1,403,559
May 2025 (May 1, 2025 to May 30, 2025)	325,968	0.94	325,968	1,098,439
June 2025 (June 2, 2025 to June 30, 2025)	509,876	0.88	509,876	649,935
July 2025 (July 1, 2025 to July 18, 2025)	588,767	0.87	588,767	137,669
August 2025 (August 26, 2025 to August 29, 2025)	184,224	0.87	184,224	9,978,292
September 2025 (September 2, 2025 to September 30, 2025)	1,229,598	0.93	1,229,598	8,837,955
October 2025 (October 1, 2025 to October 31, 2025)	1,101,466	0.89	1,101,466	7,855,957
November 2025 (November 3, 2025 to November 28, 2025)	592,253	0.80	592,253	7,381,239
December 2025 (December 1, 2025 to December 31, 2025)	975,815	0.72	975,815	6,676,030
Total	7,871,520	0.90	7,871,520	6,676,030

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

2.3

Form of Second Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 99.(A) to the Post-Effective Amendment No. 2 to the F-6 Registration Statement (File No. 333-195515), filed with the Security and Exchange Commission on March 20, 2026).

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

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed on April 17, 2025 (File No. 001-36430)).

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP.

15.2*	Consent of Travers Thorp Alberga.

15.3*	Consent of Fangda Partners.

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed on April 29, 2024 (File No. 001-36430)).

101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tuniu Corporation
By:	/s/ Dunde Yu
Name:	Dunde Yu
Title:	Chairman and Chief Executive Officer

Date: April 20, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1424)	F-2
Consolidated Balance Sheets as of December 31, 2024 and 2025	F-4
Consolidated Statements of Comprehensive (Loss)/Income for the Years Ended December 31, 2023, 2024 and 2025	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2023, 2024 and 2025	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2024 and 2025	F-7
Notes to the Consolidated Financial Statements	F-8
Financial Statement Schedule I - Condensed Financial Information of the Parent Company as of December 31, 2024 and 2025 and for the Years Ended December 31, 2023, 2024 and 2025	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tuniu Corporation and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Revenue recognition for packaged tours

As described in Note 2(t) to the consolidated financial statements, the Company’s revenue is primarily derived from sales of packaged tours, which include organized tours and self-guided tours. Under the organized tour arrangements with the tour operators and self-guided tour arrangements, the Company’s role is an agent that provides tour booking services and recognizes revenue for these services on a net basis, representing the difference between what the Company receives from the travellers and the amounts due to the tour operators or suppliers. The Company also operates its own self-operated and OEM local tour operator business model. The Company is a principal for these services and recognizes revenue from travellers on a gross basis. For the year ended December 31, 2025, the Company’s total revenues from sales of all packaged tours were RMB493.5 million.

The principal considerations for our determination that performing procedures relating to revenue recognition for packaged tours is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s revenue recognition for packaged tours.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over revenue recognition for packaged tours. These procedures also included, among others, (i) reading relevant contracts with travellers, tour operators and suppliers and evaluating the appropriateness of revenue recognition policies adopted by the management; (ii) on a sample basis, testing revenue transactions by obtaining and inspecting sales orders, purchase orders, evidence of tour origination and completion and cash receipts, where applicable, and recalculating revenue recognized for selected tour arrangements, and (iii) on a sample basis, confirming outstanding balances with travellers, tour operators and suppliers as of December 31, 2025 and, for confirmations not returned, performing alternative procedures by obtaining and inspecting source documents.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 20, 2026

We have served as the Company’s auditor since 2010.

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	465,004	207,228	29,633
Restricted cash	26,061	10,222	1,462
Short-term investments	432,823	853,704	122,078
Accounts receivable, net	43,313	66,834	9,557
Amounts due from related parties	752	1,293	185
Prepayments and other current assets, net (including loan receivable from a related party, net amounting to RMB10,173 and RMB5,396 as of December 31, 2024 and 2025, respectively)	235,443	157,558	22,530
Total current assets	1,203,396	1,296,839	185,445

Non-current assets
Long-term investments	534,041	227,012	32,462
Property and equipment, net	32,849	18,860	2,697
Intangible assets, net	22,210	19,645	2,809
Land use right, net	88,467	—	—
Operating lease right-of-use assets, net	9,266	6,873	983
Other non-current assets, net	19,208	30,754	4,398
Total non-current assets	706,041	303,144	43,349
Total assets	1,909,437	1,599,983	228,794

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB683,641 and RMB619,926, as of December 31, 2024 and 2025, respectively)
Short-term borrowings	36	35	5
Accounts and notes payable	290,112	219,440	31,380
Amounts due to related parties	3,121	980	140
Salary and welfare payable	23,148	19,594	2,802
Taxes payable	5,060	4,077	583
Advances from customers	247,151	184,461	26,378
Operating lease liabilities, current	2,994	3,340	478
Accrued expenses and other current liabilities	322,034	204,388	29,226
Total current liabilities	893,656	636,315	90,992

Non-current liabilities
Operating lease liabilities, non-current	1,680	1,023	146
Deferred tax liabilities	5,151	4,534	648
Total non-current liabilities	6,831	5,557	794
Total liabilities	900,487	641,872	91,786

Commitments and contingencies (Note 21)

Equity

Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the board of directors) authorized as of December 31, 2024 and 2025; 389,331,539 shares (including 371,958,039 Class A shares and 17,373,500 Class B shares) and 345,326,342 shares (including 327,952,842 Class A shares and 17,373,500 Class B shares) issued as of December 31, 2024 and 2025, respectively; 351,162,158 shares (including 333,788,658 Class A shares and 17,373,500 Class B shares) and 327,628,481 shares (including 310,254,981 Class A shares and 17,373,500 Class B shares) outstanding as of December 31, 2024 and 2025, respectively)

	249	219	31
Less: Treasury stock (38,169,381 shares and 17,697,861 shares as of December 31, 2024 and 2025, respectively)	(329,668)	(82,474)	(11,794)
Additional paid-in capital	9,146,928	9,122,119	1,304,446
Accumulated other comprehensive income	313,460	307,446	43,964
Accumulated deficit	(8,050,378)	(8,317,009)	(1,189,316)
Total Tuniu Corporation shareholders’ equity	1,080,591	1,030,301	147,331
Noncontrolling interests	(71,641)	(72,190)	(10,323)
Total equity	1,008,950	958,111	137,008
Total liabilities, redeemable noncontrolling interests and equity	1,909,437	1,599,983	228,794

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

For the Years Ended December 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Revenues
Packaged tours	333,357	407,462	493,481	70,567
Others	107,913	106,160	84,493	12,082
Net revenues	441,270	513,622	577,974	82,649
Cost of revenues	(147,581)	(155,590)	(242,992)	(34,747)
Gross profit	293,689	358,032	334,982	47,902

Operating expenses
Research and product development	(56,974)	(52,682)	(58,979)	(8,434)
Sales and marketing	(117,706)	(180,321)	(193,884)	(27,725)
General and administrative	(113,221)	(87,657)	(71,848)	(10,274)
Impairment of goodwill	(114,661)	—	—	—
Other operating income	7,009	25,888	964	138
Total operating expenses	(395,553)	(294,772)	(323,747)	(46,295)
(Loss)/income from operations	(101,864)	63,260	11,235	1,607
Interest and investment income, net	5,689	19,866	25,769	3,685
Interest expense	(3,525)	(3,320)	(2,022)	(289)
Foreign exchange losses, net	(6,483)	(6,837)	(3,827)	(547)
Other income/(losses), net	7,107	10,081	(652)	(93)
(Loss)/income before income tax expense	(99,076)	83,050	30,503	4,363
Income tax expense	(1,441)	(837)	(1,425)	(204)
Equity in (loss)/income of affiliates	(580)	1,486	579	83
Net (loss)/income	(101,097)	83,699	29,657	4,242
Net (loss)/income attributable to noncontrolling interests	(1,806)	6,525	(1,468)	(210)
Net (loss)/income attributable to Tuniu Corporation	(99,291)	77,174	31,125	4,452

Net (loss)/income	(101,097)	83,699	29,657	4,242
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	6,435	8,044	(6,013)	(860)
Comprehensive (loss)/income	(94,662)	91,743	23,644	3,382
Comprehensive (loss)/income attributable to noncontrolling interests	(1,806)	6,525	(1,468)	(210)
Comprehensive (loss)/income attributable to Tuniu Corporation	(92,856)	85,218	25,112	3,592

(Loss)/income per share
Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.27)	0.21	0.09	0.01
Net (loss)/income per ADS - basic and diluted	(0.81)	0.63	0.27	0.03
Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,453,164	361,482,355	340,747,065	340,747,065
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,453,164	363,718,947	342,960,072	342,960,072
Weighted average number of ADS used in computing basic (loss)/income per ADS	123,817,721	120,494,118	113,582,355	113,582,355
Weighted average number of ADS used in computing diluted (loss)/income per ADS	123,817,721	121,239,649	114,320,024	114,320,024

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated		Total Tuniu
					Additional	other		Corporation
	Ordinary shares		Treasury Stock		paid-in	comprehensive	Accumulated	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	capital	income	deficit	equity	interests	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	389,331,543	249	(17,951,931)	(288,600)	9,125,655	298,981	(8,028,261)	1,108,024	(76,878)	1,031,146
Acquisition of additional shares in subsidiaries	—	—	—	—	(250)	—	—	(250)	(350)	(600)
Contribution from noncontrolling interest of a subsidiary	—	—	—	—	—	—	—	—	815	815
Issuance of ordinary shares pursuant to share incentive plan	—	—	151,485	2,617	(2,611)	—	—	6	—	6
Share-based compensation expenses	—	—	—	—	15,926	—	—	15,926	—	15,926
Foreign currency translation adjustments	—	—	—	—	—	6,435	—	6,435	—	6,435
Net loss	—	—	—	—	—	—	(99,291)	(99,291)	(1,806)	(101,097)
Balance as of December 31, 2023	389,331,543	249	(17,800,446)	(285,983)	9,138,720	305,416	(8,127,552)	1,030,850	(78,219)	952,631

Balance as of January 1, 2024	389,331,543	249	(17,800,446)	(285,983)	9,138,720	305,416	(8,127,552)	1,030,850	(78,219)	952,631
Contribution from noncontrolling interest of a subsidiary	—	—	—	—	—	—	—	—	53	53
Repurchase of shares	—	—	(20,474,577)	(44,892)	—	—	—	(44,892)	—	(44,892)
Issuance of ordinary shares pursuant to share incentive plan	—	—	105,642	1,207	(1,198)	—	—	9	—	9
Share-based compensation expenses	—	—	—	—	9,406	—	—	9,406	—	9,406
Foreign currency translation adjustments	—	—	—	—	—	8,044	—	8,044	—	8,044
Cancellation of shares	(4)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	77,174	77,174	6,525	83,699
Balance as of December 31, 2024	389,331,539	249	(38,169,381)	(329,668)	9,146,928	313,460	(8,050,378)	1,080,591	(71,641)	1,008,950

Balance as of January 1, 2025	389,331,539	249	(38,169,381)	(329,668)	9,146,928	313,460	(8,050,378)	1,080,591	(71,641)	1,008,950
Contribution from noncontrolling interest of a subsidiary	—	—	—	—	—	—	—	—	919	919
Repurchase of shares	—	—	(23,614,560)	(51,213)	—	—	—	(51,213)	—	(51,213)
Issuance of ordinary shares pursuant to share incentive plan	—	—	80,883	621	(620)	—	—	1	—	1
Share-based compensation expenses	—	—	—	—	5,605	—	—	5,605	—	5,605
Foreign currency translation adjustments	—	—	—	—	—	(6,014)	—	(6,014)	—	(6,014)
Cancellation of shares	(44,005,197)	(30)	44,005,197	297,786	—	—	(297,756)	—	—	—
Payment of dividends	—	—	—	—	(29,794)	—	—	(29,794)	—	(29,794)
Net income/ (loss)	—	—	—	—	—	—	31,125	31,125	(1,468)	29,657
Balance as of December 31, 2025	345,326,342	219	(17,697,861)	(82,474)	9,122,119	307,446	(8,317,009)	1,030,301	(72,190)	958,111
Balance as of December 31, 2025 (US$ (Note 2(d)))	345,326,342	31	(17,697,861)	(11,794)	1,304,446	43,964	(1,189,316)	147,331	(10,323)	137,008

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net (loss)/income	(101,097)	83,699	29,657	4,242
Depreciation of property and equipment	11,895	6,220	5,038	720
Amortization of intangible assets and land use right	7,387	6,715	4,492	642
Amortization of right-of-use assets	10,403	4,200	5,461	781
Reversal of allowance for credit losses	(11,518)	(17,532)	(3,286)	(470)
Change in fair value of contingent consideration	—	(500)	—	—
Foreign exchange losses	5,519	7,386	3,786	541
Impairment of long-term investments	22,240	17,553	13,595	1,944
Loss from disposal of property and equipment and intangible assets	9,097	191	525	75
Gain from dividend of equity investments	—	(8,415)	(8,026)	(1,148)
Share-based compensation expenses	15,926	9,406	5,605	802
Change in deferred tax liabilities	(812)	(779)	(617)	(88)
Change in fair value of investments	(25,690)	(24,204)	(23,542)	(3,366)
Gain from disposals of subsidiaries	—	(24,118)	—	—
Impairment of goodwill	114,661	—	—	—
Impairment of property and equipment, net	17,986	15,641	3,316	474
Share of results of equity investees	580	(1,486)	(579)	(83)
Changes in operating assets and liabilities:
Accounts receivable	(3,604)	(17,238)	(20,965)	(2,998)
Amounts due from related parties	(5,362)	8,744	(541)	(77)
Prepayments and other current assets	(62,839)	6,292	70,398	10,063
Other non-current assets	35,276	41,815	(12,427)	(1,777)
Operating lease liabilities, current and non-current	(20,546)	(4,365)	(3,378)	(483)
Accounts and notes payable	53,125	6,741	(70,680)	(10,107)
Amounts due to related parties	1,695	(3,284)	(2,141)	(306)
Salary and welfare payable	(5,114)	1,743	(3,547)	(507)
Taxes payable	258	2,050	(982)	(140)
Advances from customers	171,297	(16,249)	(62,689)	(8,964)
Accrued expenses and other liabilities	(7,925)	(3,945)	(37,541)	(5,368)
Net cash provided by/ (used in) operating activities	232,838	96,281	(109,068)	(15,598)
Cash flows from investing activities:
Purchase of short-term and long-term investments	(606,877)	(636,520)	(700,362)	(100,150)
Proceeds from maturity of short-term and long-term investments	579,351	668,125	580,156	82,961
Cash paid for loan receivable	(452,974)	(753,223)	(308,167)	(44,067)
Cash received from loan repayment (including loan repayment from a related party of RMB2,000 for the year ended December 31, 2025)	528,813	758,616	329,240	47,081
Purchase of property and equipment and intangible assets	(9,788)	(11,813)	(7,117)	(1,018)
Cash paid for long-term investments	(1,050)	—	—	—
(Decrease in cash)/cash received from disposals of subsidiaries	3,243	(7,149)	1,016	145
Cash received from disposals of equity investments by dividend	212	8,625	24,133	3,451
Cash received from disposals of equity investments	—	—	127	18
Cash received from disposals of land use right and construction in progress	—	—	85,850	12,277
Net cash provided by investing activities	40,930	26,661	4,876	698
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of options	9	30	—	—
Acquisition of noncontrolling interests of subsidiaries	(600)	—	—	—
Repurchase of redeemable noncontrolling interests	—	(27,200)	—	—
Repayment of borrowings and discounted notes	(400,803)	(360,970)	(360,000)	(51,479)
Proceeds from borrowings and discounted notes	378,000	359,000	280,000	40,039
Payment of share repurchase	—	(44,892)	(51,213)	(7,323)
Cash contribution from noncontrolling interests	815	53	920	132
Payment of dividends	—	—	(29,794)	(4,260)
Net cash used in financing activities	(22,579)	(73,979)	(160,087)	(22,891)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,185)	(2,789)	(9,336)	(1,335)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	247,004	46,174	(273,615)	(39,126)
Cash, cash equivalents and restricted cash at the beginning of year	197,887	444,891	491,065	70,221
Cash, cash equivalents and restricted cash at the end of year	444,891	491,065	217,450	31,095
Supplemental disclosure of cash flow information
Income tax paid	1,478	1,239	1,394	199
Interest paid	4,060	2,977	1,632	233
Supplemental disclosure of non-cash investing and financing activities
Payables related to purchase of property and equipment	9,159	1,598	4,149	593
Receivables related to disposal of land use right and construction in progress	—	—	11,912	1,703
Receivables from dividend of equity investments	—	—	2,816	403
Receivables related to exercise of stock options	(32)	(11)	—	—
Payables related to purchase business acquisitions	4,100	—	—	—
Receivables from disposal of subsidiaries	5,850	10,265	50	7
Net settlement of disposal consideration upon disposal of subsidiary	—	3,600	—	—
Net settlement of purchase business acquisitions upon disposal of subsidiary	—	(3,600)	—	—

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

As of December 31, 2025, the Company’s significant consolidated subsidiaries and the consolidated Affiliated Entities are as follows:

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

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net loss of RMB101,097 and net income of RMB83,699 and RMB29,657 for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash provided by operating activities was RMB232,838 and RMB96,281 for the year ended December 31, 2023 and 2024, respectively, and net cash used in operating activities was RMB109,068 for the year ended December 31, 2025. In addition, the Group has been in positive working capital in recent years, and as of December 31, 2025, the working capital was RMB660,524. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents and short-term investments will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements.

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

The Company is not an operating company in China but a Cayman Islands holding company conducting its operations in China through its PRC subsidiaries and the consolidated affiliated entities. Holders of the Company’s ADSs hold equity interest in Tuniu Corporation, the Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. To comply with PRC laws and regulations that restrict foreign equity ownership of companies that operate internet content, travel agency and air-ticketing services, the Company operates its website and engaged in such restricted services through Nanjing Tuniu and its subsidiaries. Nanjing Tuniu’s equity interests are held by Dunde Yu, the Company’s Chief Executive Officer, and Anqiang Chen, the Company’s financial controller, with equity interests of 80.89% and 19.11%, respectively. On September 17, 2008 and subsequently amended on January 24, 2014 and February 19, 2021, Beijing Tuniu, one of the Company’s wholly owned subsidiaries, entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, Beijing Tuniu is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

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

For the years ended December 31, 2023, 2024 and 2025, the Company and its subsidiaries charged technology consulting service fees, platform service fees and group management fees of RMB41,290, RMB48,156 and RMB58,903, respectively, to its consolidated Affiliated Entities, which were eliminated in the consolidated financial statements.

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

Summary financial information of the Affiliated Entities in the consolidated financial statements

As of December 31, 2025, the aggregate accumulated deficit of the Affiliated Entities was RMB4,531 million prior to the elimination of transactions between the Affiliated Entities and the Company or the Company’s subsidiaries.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

The following table sets forth the assets, liabilities, results of operations and cash flows of the Affiliated Entities which are included in the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	99,860	99,263	14,194
Restricted cash	12,757	9,354	1,338
Short-term investments	219,712	360,849	51,601
Accounts receivable, net	28,524	63,876	9,134
Intercompany receivables	289,753	237,476	33,959
Amounts due from related parties	752	1,293	185
Prepayments and other current assets, net (including loan receivable from a related party, net amounting to RMB10,173 and RMB5,396 as of December 31, 2024 and 2025, respectively)	10,820	5,702	815
Total current assets	662,178	777,813	111,226

Non-current assets
Long-term investments	363,046	164,429	23,513
Property and equipment, net	15,806	12,732	1,821
Intangible assets, net	20,382	18,293	2,616
Operating lease right-of-use assets, net	9,262	6,873	983
Other non-current assets, net	13,073	12,744	1,822
Total non-current assets	421,569	215,071	30,755
Total assets	1,083,747	992,884	141,981

LIABILITIES
Current liabilities
Accounts and notes payable	138,211	219,367	31,369
Intercompany payable	5,037,555	4,973,701	711,230
Salary and welfare payable	16,627	14,492	2,072
Taxes payable	2,158	1,568	224
Advances from customers	242,721	182,655	26,119
Operating lease liabilities, current	2,410	3,340	478
Amounts due to related parties	3,121	980	140
Accrued expenses and other current liabilities	278,393	197,524	28,246
Total current liabilities	5,721,196	5,593,627	799,878
Non-current liabilities
Operating lease liabilities, non-current	1,385	420	60
Deferred tax liabilities	4,808	4,305	616
Total non-current liabilities	6,193	4,725	676
Total liabilities	5,727,389	5,598,352	800,554

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(b) Principles of Consolidation – continued

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Net revenues - intra-Group (1)	5,337	3,816	5,460	781
Net revenues - third-party	344,965	415,478	524,568	75,012
Net (loss)/income attributable to Tuniu Corporation (2)	(44,507)	172,384	39,613	5,665
Net cash (used in)/provided by operating activities	334,174	125,819	148,232	21,197
Net cash provided by/(used in) investing activities	(67,183)	61,543	(140,654)	(20,113)
Net cash used in financing activities	(113,626)	(153,344)	(11,578)	(1,656)

Additional disclosures relating to operating results of the Affiliated Entities:

(1)	Net revenues - intra - Group reflect amounts charged to other entities within the Group for royalty fee for the usage of software owned by VIE in the amount of RMB5,337, RMB3,816 and RMB5,460, for the years ended December 31, 2023, 2024 and 2025, respectively. All these transactions have been eliminated in the presentation of consolidated statement of comprehensive (loss)/income.
(2)	Net (loss)/income includes costs occurred to other entities within the Group for technology consulting service fees and group management fees in the amount of RMB41,290, RMB48,156 and RMB58,903 for the years ended December 31, 2023, 2024 and 2025, respectively, as well as income from the sales of property and equipment in the amount of RMB1,326 for the year ended December 31, 2024, all of which have been eliminated in the presentation of consolidated statement of comprehensive (loss)/income.

Additional disclosures relating to investing activities of the Affiliated Entities:

Investing activities of the Affiliated Entities primarily represent the investment of, or redemption of, short-term investments during the periods indicated.

Additional disclosures relating to financing activities of the Affiliated Entities:

Financing activities include borrowing and repayment of loans from other entities within the Group, including repayments of RMB92,626, repayments of RMB154,344 and repayments of RMB11,578 for the years ended December 31, 2023, 2024 and 2025, respectively, all of which have been eliminated in the presentation of consolidated statement of cash flows.

In addition, the Affiliated Entities repaid financing from banks by discounting bank acceptance notes (Note 14) for their operations with the amount of RMB21,000 and RMB80,000 for the year ended December 31, 2023 and 2025, respectively and obtained financing with the amount of RMB1,000 for the years ended December 31, 2024.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(c) Use of Estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include fair value of short-term and long-term investments, current expected credit losses for financial assets measured at amortized cost, estimated useful lives of property and equipment and intangible assets, impairment for non-financial assets, fair value of contingent considerations with respect to business combinations, fair value of share-based payment arrangements, fair value of initial and subsequent measurement of equity investments using measurement alternative, valuation allowance for deferred tax assets and the determination of uncertain tax positions.

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

The unaudited United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.9931 on December 31, 2025, as set forth in H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2025, or at any other rate.

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

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(e) Fair Value Measurement – continued

The Group’s assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement Using Significant Other
	Markets for Identical Assets (Level 1)
	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Long-term investments	2,074	3,105	444

	Fair Value Measurement Using Significant Other
	Observable Inputs (Level 2)
	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Short-term investments	226,178	466,315	66,682

	Fair Value Measurement Using
	Unobservable Inputs (Level 3)
	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Contingent consideration for business combinations - short term	—	—	—

The roll forward of contingent consideration for acquisitions is as below:

		As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	4,100	—	—
Contingent consideration settled (Note 4)	(3,600)	—	—
Contingent consideration reversed (Note 4)	(500)	—	—
Balance at the end of the year	—	—	—

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on consolidated balance sheet as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Cash and cash equivalents	378,989	465,004	207,228	29,633
Restricted cash	65,902	26,061	10,222	1,462
Total	444,891	491,065	217,450	31,095

(h) Short-term Investments

Short-term investments are comprised of (i) held-to-maturity investments such as time deposits, which are due between three months and one year and stated at amortized cost; and (ii) investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year measured at fair value (i.e., financial products). Certain investments can be redeemed by the Group at early notification, while certain investments are not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. Changes in the fair value are reflected in the consolidated statements of comprehensive (loss)/income. There was no other-than-temporary impairment of short-term investments measured at amortized cost for the years ended December 31, 2023, 2024 and 2025. Short-term investments with the amount of RMB81,803 and RMB120,517 are pledged for the issuance of bank notes or restricted for business requirements as of December 31, 2024 and 2025, respectively.

(i) Current expected credit losses

The Group adopted ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) and several associated ASUs on the measurement of credit losses.

The Group’s accounts receivable, prepayments and other current assets and amounts due from related parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include nature, size and types of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic and market conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(j) Accounts Receivable, net

The Group’s accounts receivable mainly consist of amounts due from the customers, travel agents, insurance companies and travel boards or bureaus, which are carried at the original invoice amount less provision for current expected credit losses. The Group recognized allowance for expected credit a reversal of RMB5,189, RMB2,322 and RMB3,564 for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table summarized the details of the Group’s allowance for expected credit losses related to accounts receivables:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	80,547	72,606	66,251	9,474
Allowance for expected credit losses	350	1,484	1,262	180
Reversal	(5,539)	(3,806)	(4,826)	(690)
Write-offs	(2,752)	—	(42)	(6)
The effect of disposals of subsidiaries	—	(4,033)	—	—
Balance at the end of year	72,606	66,251	62,645	8,958

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

The Group elects a measurement alternative for equity investments that do not have readily determinable fair values and where the Group does not have the ability to exercise significant influence over operating and financial policies of the entity. Under the measurement alternative, the Group measures these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. An impairment loss is recognized in the consolidated statements of comprehensive (loss)/income equal to the excess of the investment’s cost over its fair value. During the years ended December 31, 2023, 2024 and 2025, the Group recognized impairment losses of 22,240, RMB17,553 and RMB13,595, respectively on certain equity investments based on the Group’s assessment of current economic and market conditions with the considerations of the operating performance of the investees.

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

(l) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 - 5 years
Buildings	16 - 20 years
Furniture and fixtures	3 - 5 years
Vehicles	3 - 5 years
Software	1-5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset ranging from 1 - 20 years

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

(m) Land use right, net

Land use right represents the payments for usage of land for office buildings, which is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over their respective usage period which is 49.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(n) Capitalized Software Development Cost

The Group has capitalized certain direct development costs associated with internal-use software in accordance with ASC 350-40, “Internal-use software”, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Costs capitalized mainly include payroll and payroll-related costs for employees who devoted time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB2,750, RMB1,572 and RMB483 for the years ended December 31, 2023, 2024 and 2025, respectively. The amortization expense for capitalized software costs amounted to RMB6,994, RMB3,740 and RMB2,436 for the years ended December 31, 2023, 2024 and 2025, respectively. The unamortized amount of capitalized internal use software development costs was RMB4,094 as of December 31, 2025.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(p) Intangible Assets

Intangible assets purchased are recognized and measured at cost upon acquisition and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, which are amortized on a straight-line basis over their estimated useful lives 1 to 5 years. Separable intangible assets arising from acquisitions consist of trade names, customer relationship, supplier relationship, software, technology, non-compete agreements, travel licenses and insurance agency license, which are amortized on a straight-line basis over their estimated useful lives of 1 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. The Group provided no impairment for intangible assets for the years ended December 31, 2023, 2024 and 2025, respectively. Refer to Note 8 for details.

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

The Company’s share price was volatile and fluctuated due to various factors including the broad market and industry factors and negative publicity or sentiment. In the fourth quarter of 2023, the Company’s share price dropped to US$0.67 per ADS as of December 31, 2023 with market capitalization of the Company of US$83.1 million, which was 47% lower than the Group’s net assets. The low market capitalization and other indicators such as history of net loss were considered as an impairment indicator which required the Company to perform a quantitative goodwill impairment test as of December 31, 2023. Since there is only one reporting unit, management used quoted market prices, i.e. the market capitalization to determine the reporting unit’s fair value. Based on quantitative goodwill impairment test, considering the significant gap between market capitalization and net assets with no significant recovery of the share price post December 31, 2023, a full impairment charge of RMB114.7 million for the remaining goodwill (total goodwill of RMB232.0 million initially recognized in business acquisition in prior years) was recorded in the fourth quarter of 2023. After the impairment provision, the carrying value of goodwill was reduced to nil as of December 31, 2023.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(r) Impairment of non-financial assets

The Group evaluates its non-financial assets including property and equipment, intangible assets, land use rights, prepayments for property and equipment and operating lease rights-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. An asset group is the unit of account for a non-financial asset or assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. When these events occur, the Group measures impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. The Group identified two asset groups for the purpose of impairment of non-financial assets as below:

Land use right and construction in progress (“CIP”)

The Group acquired a piece of land (Refer to land use right in Note 9) with a plan to build an office building thereon for its own use and started certain construction work with cost incurred recorded in construction in progress under property, plant and equipment (Refer to Note 7). With the change of business strategy, the Company decided to terminate the development project and intended to dispose the land sometime in the future. The construction work is only limited to the foundation of the land and can be sold and developed together with the land, so land use right and CIP thereon are considered as an asset group separated from the Group’s core business operation. The Group has been performing impairment assessment by reference to the latest transaction prices of similar land in the market and made impairment charges of RMB18.0 million and RMB15.6 million for the years ended December 31, 2023 and 2024, respectively, by charging to general and administrative expenses in the consolidated statements of comprehensive (loss)/income accordingly. The carrying value of this asset group was RMB99.5 million as of 2024. In June 2025, the group disposed the land use right and CIP upon the deregistration of certificate for land use right with local administration of land resources, and hence, the land use right and CIP thereon with total carrying value of Rmb 97.85 million were derecognised in the Company’s balance sheet upon the disposal with no P/L impact.

Other non-financial assets

The Group’s other non-financial assets including property and equipment, net of RMB18.9 million, intangible assets, net of RMB19.6 million, prepayments for property and equipment, net of RMB11.9 million and operating lease right-of-use assets, net of RMB6.9 million are considered one asset group which represents the lowest level to independently generate identifiable cash flows. The low market capitalization as of December 31, 2025 was considered as an impairment indicator for this asset group and the Group further performed impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group, using the key assumptions including revenue growth rate, gross margin, operating expenses and working capital requirements.

Based on management’s assessment, the undiscounted cash flow of the asset group was higher than the carrying value of the asset group and hence no impairment of other non-financial assets was recognized during the year ended December 31, 2025.

Based on management’s assessment, no impairment of other non-financial assets was recognized during the years ended December 31, 2023, 2024 and 2025.

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

According to ASC 606, “Revenue from Contracts with Customers” revenue is recognized when control of the promised services is transferred to its customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. There are no significant estimates in the Group’s revenue arrangements.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. As of December 31, 2024 and 2025, the Group did not record any contract assets.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the undelivered performance obligation identified in the customer contract related to self-operated local tour operator business, which is recorded as advances from customers. As of December 31, 2024 and 2025 the balances of contract liabilities were RMB529 and RMB1,005 respectively, which is expected to be recognized as revenue within one year.

Packaged tours: Packaged tours include organized tours which offer pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services; and self-guided tours which consist of combinations of air tickets and hotel bookings and other optional add-ons, such as airport pick-ups that the travellers choose at their discretion.

Under the organized tour arrangements with the tour operators, the Group’s role is an agent that provides tour booking services. The tour operators are primarily responsible for all aspects of providing services relating to the tour and responsible for the resolution of customer disputes and any associated costs. Revenues from organized tours (except for the Group’s own brand Niu Tour business in which the Group acts as a principal, as discussed below) are generally reported on net basis, representing the difference between what the Group receives from the travellers and the amounts due to the tour operators.

Revenues from self-guided tours are recognized on a net basis, as the Group has no involvement in determining the service, and provides no additional services to travellers other than the booking services. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation, and other travel-related services. As such, the Group is an agent for the travel service providers in these transactions and revenues are reported on a net basis, representing the difference between what the Group receives from the travellers and the amounts due to the suppliers.

Under the arrangements for the organized tours (except for the Group’s own brand Niu Tour business in which the Group acts as a principal, as discussed below) and self-guided tours, for which the Group’s role is an agent, revenues are recognized when the tours depart, as control over the tour booking services is transferred to the customers when the tour booking is completed and successful.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(t) Revenue Recognition – continued

The Group also operates its own brand Niu Tour business for its self-operated and OEM local tour operator business model (the OEM model). The Group operates self-operated local tour operator business in various destinations by directly providing destination-based services to travellers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour. The Group is also primarily responsible for fulfilling the promise of the whole self-operated local tour operator arrangements, which is a single performance obligation; The Group operates the OEM model by engaging certain vendors to purchase travelling resources centrally on behalf of the Group, while the Group is still responsible for designing the packaged tours, setting up the price and further selling to travellers. Accordingly, the Group is a principal for its own brand Niu Tour business and recognizes revenue on a gross basis in accordance with ASC 606. Revenues from the self-operated tour operator business are recognized over time during the period of the tours when control over the tour services is transferred to the customers. Revenues from its own brand Niu Tour business were RMB100,078, RMB107,970 and RMB233,769 for the years ended December 31, 2023, 2024 and 2025, which were recorded in revenues from packaged tours.

Other revenues: Other revenues primarily comprise revenues generated from (i) service fees received from insurance companies, with revenue recognized of RMB8,429, RMB11,160 and RMB10,503 for the years ended December 31, 2023, 2024 and 2025, respectively (ii) commission fees from other travel-related products and services, such as tourist attraction tickets, visa application services, accommodation reservation and transportation ticketing, with revenue recognized of RMB44,647, RMB47,943 and RMB37,285 for the years ended December 31, 2023, 2024 and 2025, respectively, (iii) fees for advertising services that the Group provides primarily to domestic and foreign tourism boards and bureaus, with revenue recognized of RMB27,571, RMB31,302 and RMB29,262 for the years ended December 31, 2023, 2024 and 2025, respectively, (iv) sales of merchandises, whereas the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified merchandises, for which revenue is recognized on gross basis with revenue recognized of RMB6,264, RMB7,855 and RMB3,626 for the years ended December 31, 2023, 2024 and 2025, respectively; and (v) service fees for financial services. The Group provided cash lending service to customers and fees charged in connection with these financial services were recorded as other revenue over the period of the service rendered. The amount of such service revenue for the years ended December 31, 2023, 2024 and 2025 were RMB6,923, RMB2,288 and RMB853, respectively.

Revenue is recognized when relevant services are rendered, the tickets are issued or merchandises are accepted by customers.

Customer incentives

From time to time, travelers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. For customer incentives offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when the coupons and vouchers are utilized to purchase travel products or as selling and marketing expenses when membership points are redeemed for merchandises. For customer incentives offered from prior purchase, the Group estimates the amount associated with the future obligation to customers, and records as a reduction of revenue when the prior purchase revenue is initially recognized. Unredeemed incentives are recorded in other current liabilities in the consolidated balance sheets. The Group estimates liabilities under the customer loyalty program based on accumulated customer incentives, and the estimate of probability of redemption in accordance with the historical redemption pattern. The actual expenditure may differ from the estimated liability recorded. As of December 31, 2024 and 2025, liabilities recorded related to membership points and cash rewards were RMB3,949 and RMB3,852, respectively.

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

(u) Cost of Revenues

Cost of revenues mainly consists of amounts paid to tour operators or suppliers in connection with the Group’s own brand Niu Tour business for its self-operated and OEM local tour operator business model, salaries and other compensation expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions, and other expenses directly attributable to the Group’s principal operations, primarily including cost of merchandises, payment processing fees, telecommunication expenses, rental expenses and depreciation expenses.

(v) Advertising Expenses

Advertising expenses, which primarily consist of online marketing expenses and brand marketing expenses through various forms of media, are recorded in sales and marketing expenses as incurred. Advertising expenses were RMB50,325, RMB89,096 and RMB100,283 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(x) Leases

The Group applied ASC 842, “Leases”, by using the optional transition method at the adoption date without recasting comparative periods. The Group determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in operating lease right-of-use (“ROU”) assets, net, operating lease liabilities, current and operating lease liabilities, non-current on its consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Group has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of comprehensive (loss)/income and cash flows.

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

Uncertain tax positions

U.S. GAAP prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

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

(aa) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB13,413, RMB13,343 and RMB14,210 for the years ended December 31, 2023, 2024 and 2025, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ab) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive (loss)/income when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB7,009, RMB1,346 and RMB1,083 for the years ended December 31, 2023, 2024 and 2025, respectively.

(ac) Dividends

Dividends are recognized when declared.

The Company’s Board of Directors approved and declared a cash dividend of US$0.012 per ordinary share to holders of ordinary shares and holders of ADSs of record as of the close of business on March 27, 2025, payable in U.S. dollars.

The Company’s Board of Directors approved and declared a cash dividend of US$0.0399 per ordinary share to holders of ordinary shares and holders of ADSs of record as of the close of business on May 4, 2026, payable in U.S. dollars.

No dividends have been paid or declared by the Company during the years ended December 31, 2024.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(af) Treasury stock

The share repurchase programs permitted the Company to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets. In March 2024, the Company’s Board of Directors authorized a share repurchase program (the “2024 Share Repurchase Program”) under which the Company may repurchase up to US$10 million worth of its ordinary shares or ADS representing ordinary shares. In August 2025, the Company’s Board of Directors authorized a new share repurchase program (the “2025 Share Repurchase Program”) under which the Company may repurchase up to US$10 million worth of its ordinary shares or ADS representing ordinary shares, effective immediately upon the termination of the 2024 Share Repurchase Program. For the years ended December 31, 2023, 2024 and 2025, the Company repurchased nil, 20,474,577 and 23,614,560 shares with total repurchase price of nil, 44,892 and RMB51,213, respectively. For the years ended December 31, 2023, 2024 and 2025, the Group reissued 151,485, 105,642 and 80,883 shares to employees upon their exercise of share options or vesting of restricted share units under the Group’s share compensation plans, respectively. The Company recognizes the difference between the reissuance price and the average cost the Company paid for repurchase in additional paid-in capital when reissuing the shares. For the year ended December 31, 2025, the Group cancelled 44,005,197 treasury shares. The Company recognizes the difference between the par value and the average cost of the cancelled treasury shares in accumulated deficit when cancelling the shares.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2. Principal Accounting Policies – continued

(ah) Impact of Recently Issued Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Group adopted by using prospective method. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

(ai) Impact of Recently Issued Accounting Pronouncements Not Yet Effective

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this standard on its consolidated financial statements.

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

As of December 31, 2025, the Group had cash and cash equivalents, restricted cash and investments in bank A located in PRC, bank B located in PRC, bank C located in PRC, bank D located in Hong Kong and bank E located in PRC, representing 34%, 20%, 18%, 10% and 5% of total balance, respectively.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are primarily derived from revenue earned from individual customers, corporate customers, travel agents, insurance companies and travel boards or bureaus. The risk with respect to accounts receivable is mitigated by credit evaluations performed on those customers and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2023, 2024 and 2025.

The Group has purchased financial products issued by banks and other financial institutions. The Group also provided cash lending service to customers. The Group has set up a risk evaluation system on the issuers of credit quality, ultimate borrowers of asset management schemes, and conducts collectability assessment of the financial assets and loan receivables on timely basis.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition

Acquisition of travel agencies

Before 2020, the Group made several acquisitions in offline travel agencies. These business acquisitions were accounted for using purchase accounting and goodwill of RMB232,007 was recognized accordingly, which was fully impaired as of December 31, 2023 (see Note 2(q)). The fair value of the contingent cash consideration, based on the achievement of profit target in the future, was estimated using a probability-weighted scenario analysis method. During the years ended December 31, 2023 and 2024, no contingent consideration was paid and the Group remeasured the contingent consideration liability to fair value based on the reassessment of achievement of profit target and recorded the following adjustments to reduce the contingent liability by nil and RMB500, respectively. During the year ended December 31, 2024, upon the disposal of certain subsidiaries engaged in Japan tour business as disclosed below, the Group net settled the remaining unpaid contingent consideration with the amount of RMB3,600. As of December 31, 2024 and 2025, there was no contingent consideration balance in connection with the acquisitions made in prior years.

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

As a result of above disposals, the Group recognized a disposal gain of nil, RMB24,118 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4. Business acquisition – continued

Disposal of travel agencies – continued

During the years of December 31, 2023, 2024 and 2025, out of the disposal considerations, the Group received proceeds of RMB3,243, RMB5,475 and RMB1,016, respectively. As of December 31, 2025, the unpaid disposal considerations were RMB12,107 which are expected to receive in 4 years.

The business size of disposed former subsidiaries were not material to the Group and the Group continues to operate its travel agency business, hence the disposals were not considered as a strategic shift for the Group’s business operations nor discontinued operations.

Refer to Note 6 for accounting for the retained noncontrolling investments in these former subsidiaries disposed in 2022.

5. Prepayments and other current assets, net

The following is a summary of prepayments and other current assets, net:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Prepayments to suppliers	144,083	98,018	14,017
Interest income receivable	381	630	90
Prepayment for advertising expenses	1,395	1,792	256
Loan receivables (a)	19,498	94	13
Value-added tax receivables	38,869	39,389	5,633
Receivables from employees	7,438	2,191	313
Refunds due from vendors	6,244	—	—
Others	17,535	15,444	2,208
Total	235,443	157,558	22,530

(a) Loan receivables are recorded in connection with the Group’s cash lending service, which are expected to receive within one year according to the repayment schedule.

The Group recognized a net reversal of provision of RMB2,923 and RMB13,481 for the years ended December 31, 2023 and 2024, respectively and a net addition of RMB324 for the year ended December 31, 2025.

The following table summarized the details of the Group’s provision for prepayments and other current assets:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of year	324,878	319,321	292,870	41,880
Addition	1,355	900	4,438	635
Reversal	(4,278)	(14,381)	(4,114)	(588)
Write-offs	(2,634)	(1,700)	—	—
Disposals of subsidiaries	—	(11,270)	—	—
Balance at the end of year	319,321	292,870	293,194	41,927

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6. Long-term investments

The Group’s long-term investments consist of equity investments, held-to-maturity investments and other long-term investments.

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Equity investments – equity method	56,319	52,602	7,522
Equity investments – without readily determinable fair values	132,348	103,401	14,786
Equity investments – securities with readily determinable fair values (Note 22(a))	2,074	3,105	444
Held-to-maturity investments	343,300	67,904	9,710
Total	534,041	227,012	32,462

Equity investments - equity method

In December 2016, Nanjing Zhongshan Financial Leasing Co., Ltd. (“Zhongshan”) was established and the Group invested RMB42,500 for 25% of equity interest in Zhongshan. This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Zhongshan as the Group has one of the five board seats of Zhongshan. As of December 31, 2024 and 2025, the carrying value of its equity investment was RMB46,937 and RMB42,500, respectively.

As disclosed in Note 4, during the year ended December 31, 2022, the Group disposed the controlling interests in certain subsidiaries and only retained non-controlling interests in the former subsidiaries after the disposals, and recognized an investment of RMB9,655 at fair value. Since the Group is still entitled to appoint one board seat to each of former subsidiaries, the Group is considered to be able to exert significant influence over their operating and financial policies so the retained noncontrolling investments are measured under equity method. As of December 31, 2024 and 2025, the carrying value of these equity investments was RMB7,001 and RMB7,660, respectively.

In June 2023, Guangxi Yijianyou Tourism Operation Co., Ltd. (“Yijianyou”) was established and the Group invested RMB1,050 for 35% of equity interest in Yijianyou. This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Yijianyou as the Group has one of the three board seats of Yijianyou. As of December 31, 2024 and 2025, the carrying value of its equity investment was RMB2,381 and RMB2,423, respectively.

During the year ended December 31, 2023, the Group recognized RMB580 of shares of loss of equity investees and during the years ended December 31, 2024 and 2025, the Group recognized RMB1,486 and RMB579 of shares of income of equity investees, respectively, from all of its equity method investments. As of December 31, 2024 and 2025, none of the Group’s equity method investment, neither individually nor in aggregate, was considered as significant under Reg S-X Rules.

Equity investments – without readily determinable fair values

	As of December 31,
	2024	2025
	RMB	RMB	US$(Note 2(d))
Equity investments without readily determinable fair values:
Initial cost	174,560	159,208	22,766
Net cumulative fair value adjustments	47,082	47,082	6,733
Impairment	(89,294)	(102,889)	(14,713)
Carrying Value	132,348	103,401	14,786

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6. Long-term investments - continued

Equity investments included investments in HNA Trust with the carrying value of RMB12,895 and RMB12,543 as of December 31, 2024 and 2025, respectively. As disclosed in Note 22(a), in May 2022, the Group received and registered 632,992,650 trust units, representing 0.09% of total unit interests, as the settlement of the remaining HNA debts. Upon the receipts of trust units with the legal title by the Group, the Group recognized an initial investment with the amount of RMB13,318. As an ordinary unit holder, the Group is entitled to receive distribution of trust income based on the income distribution plan of HNA trust. The Group has no redemption rights to request HNA Trust to early redeem its trusts units at the Group’s sole discretion and HNA trust is a privately owned and the trust units are not traded publicly. As a result, the Group accounted for such investment in trust units as equity investment without readily determinable fair values and elected to apply the measurement alternatives for this investment. During the years ended December 31, 2023, 2024 and 2025, the Group received cash of RMB212, RMB211 and RMB352 from HNA Trust, respectively, with the equivalent trust units deregistered according to the trust agreement and the corresponding investment was derecoginsed accordingly.

No remeasurement was made for the years ended December 31, 2023, 2024 and 2025 as no observable transactions for these equity investees were noticed, other than impairment disclosed below.

During the year ended December 31, 2023, 2024 and 2025, the Group recognized impairment losses of RMB22,240, RMB17,553 and RMB13,595 on certain equity investments based on the Group’s assessment of current economic and market conditions with the considerations of the operating performance of the investees, respectively. The key parameters used in the assessment of certain investment are trailing P/S and discount for lack of marketability. The impairment was recorded in interest and investment income, net.

Held-to-maturity investments

The Group made investments in time deposits that the Group has intention and ability to hold until maturity. The Group classified these investments as held-to-maturity investments. As of December 31, 2024 and 2025, the carrying value of these investments amounted to RMB343,300 and RMB67,904, respectively.

7. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Computers and equipment	111,129	112,198	16,044
Leasehold improvements	65,411	65,174	9,320
Buildings	4,474	4,474	640
Furniture and fixtures	10,999	4,232	605
Vehicles	3,928	3,939	563
Software	196,649	197,132	28,190
Subtotal	392,590	387,149	55,362
Less: Accumulated depreciation	(370,794)	(368,312)	(52,668)
Property and equipment subject to depreciation	21,796	18,837	2,694
Construction in progress (Note 2(r))	44,680	23	3
Less: Impairment (Note 2(r))	(33,627)	—	—
Total	32,849	18,860	2,697

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 was RMB11,895, RMB6,220 and RMB5,038, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2024					2025
									US$
	RMB					RMB			(Note 2(d))
	Gross				Gross
	Carrying	Accumulated	Impairment	Net	Carrying	Accumulated	Impairment	Net	Net
	Amount	Amortization	Charge	Balance	Amount	Amortization	Charge	Balance	Balance
Travel license	30,456	(17,005)	—	13,451	30,456	(18,308)	—	12,148	1,737
Insurance agency license	11,711	(5,514)	—	6,197	11,711	(6,099)	—	5,612	803
Software	66,861	(65,843)	—	1,018	67,852	(66,881)	—	971	138
Technology	4,300	(2,929)	—	1,371	4,300	(3,386)	—	914	131
Trade names	35,800	(20,145)	(15,482)	173	35,800	(20,318)	(15,482)	—	—
Customer relationship	11,020	(4,180)	(6,840)	—	11,020	(4,180)	(6,840)	—	—
Non-compete agreements	2,140	(2,140)	—	—	2,140	(2,140)	—	—	—
Total	162,288	(117,756)	(22,322)	22,210	163,279	(121,312)	(22,322)	19,645	2,809

The weighted average useful life for each intangible asset is as below:

Weighted Average Useful Life
	2024	2025
Travel license	18 years	18 years
Insurance agency license	20 years	20 years
Software	4 years	4 years
Technology	9 years	9 years
Trade names	13 years	13 years
Customer relationship	15 years	15 years
Non-compete agreements	5 years	5 years

Amortization expenses for intangible assets were RMB5,326, RMB4,653 and RMB3,633 for the years ended December 31, 2023, 2024 and 2025, respectively.

No impairment charge was made for intangible assets for the years ended December 31, 2023, 2024 and 2025. The impairment balance was related to the impairment charges provided for trade names and customer relationship in prior years.

The annual estimated amortization expense for the above intangible assets for the following years is as follows:

	Amortization for Intangible Assets
Years Ending December 31,	RMB	US$ (Note 2(d))
2026	3,129	447
2027	2,594	371
2028	2,588	370
2029	2,577	369
2030	2,577	369
Thereafter	6,180	883
Total	19,645	2,809

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9. Land use right, net

Land use right, net, consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Land use right	101,007	—	—
Less: Accumulated amortization	(12,540)	—	—
Net book value	88,467	—	—

In December 2018, the Group obtained the certificate for a land use right, which had been fully paid, and started to amortize over the remaining period of the right to use the land. Amortization expenses for land use right were RMB2,061, RMB2,062 and RMB859 for the years ended December 31, 2023, 2024 and 2025, respectively.

In June 2025, the Group disposed the land use right upon the deregistration of certificate for land use right with local administration of land resources.

10. Other non-current assets, net

Other non-current assets, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Prepayments for property and equipment, net	—	11,912	1,703
Deposits	5,765	8,640	1,237
Receivables from employees	4,125	1,546	221
Receivables for disposal of subsidiaries (Note 4)	9,318	8,591	1,228
Others	—	65	9
Total	19,208	30,754	4,398

The Group recognized a net reversal of provision for non-current assets of RMB283, RMB655, and RMB46 for the years ended December 31, 2023, 2024 and 2025, respectively. The following table summarized the details of the Group’s provision:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$(Note 2 (d))
Balance at the beginning of year	7,965	7,682	2,453	351
Addition	682	820	295	42
Write-offs	—	(4,574)	—	—
Reversal	(965)	(1,475)	(341)	(49)
Balance at the end of year	7,682	2,453	2,407	345

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

11. Short-term borrowings

The following is a summary of short-term borrowings:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Short-term borrowings	36	35	5

As of December 31, 2024 and 2025, the Group had one borrowing from a bank, with interests charged at rates of 10.3% and 9.6% per annum, respectively.

The above borrowing didn’t contain certain standard covenants including, among others, limitation on payment terms and conditions for funding.

12. Leases

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining lease terms of two month to fourteen years.

Total lease costs were RMB12,511, RMB5,233 and RMB5,461 for the year ended December 31, 2023, 2024 and 2025, respectively including short-term lease costs within 12 months of RMB809, RMB1,699 and RMB1,996 respectively.

Consolidated balance sheet information related to leases is presented as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
ASSETS
Operating lease right-of-use assets, net	9,266	6,873	983
LIABILITIES
Operating lease liabilities, current	2,994	3,340	478
Operating lease liabilities, non-current	1,680	1,023	146
Total	4,674	4,363	624

Supplemental cash flow information related to leases is as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Cash paid for amounts included in the measurement of lease liabilities	15,169	3,700	3,464	495
Right-of-use assets obtained in exchange for operating lease liabilities	8,619	—	—	—

Other information related to lease is as follows:

	As of December 31,
	2024	2025
Weighted average remaining lease term (years)	4.67	4.23
Weighted average discount rate	5%	5%

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

12. Leases - continued

As of December 31, 2025, maturities of lease liabilities (excluding lease payments of RMB368 for the leases with lease terms less than one year) are as follows:

As of December 31,
2025
RMB
2026	2,207
2027	1,836
2028	274
2029 and thereafter	1,295
Total minimum lease payments	5,612
Less: interest	(1,249)
Present value of lease obligations	4,363

13. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Deposits from packaged-tour users (a)	10,223	10,174	1,455
Accrued liabilities related to customers incentive program	3,949	3,852	551
Accrued professional service fees	4,663	6,398	915
Accrued advertising expenses	11,960	9,212	1,317
Deposits received from suppliers	65,019	48,689	6,962
Accrued operating expenses	19,193	6,945	993
Advanced payment from banks (b)	11,608	7,032	1,006
Discounted bank acceptance notes (c)	180,000	100,000	14,300
Others	15,419	12,086	1,727
Total	322,034	204,388	29,226

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

(c) Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest rate ranging from 0.90% to 1.25%. The issuance of notes payable is collateralized by the Group’s bank deposits of RMB180,000 and RMB100,000 as of December 31, 2024 and 2025, respectively, which were recorded in short-term investments.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Income Taxes

The Company is registered in the Cayman Islands. The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2023, 2024 and 2025.

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

PRC

On March 16, 2007, the National People’s Congress enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the authorities in China. Nanjing Tuniu originally obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the third renewal of such certificate in December 2022 for another three years. Tuniu Nanjing Information Technology obtained its HNTE certificate in 2017 with a valid period of three years and successfully obtained its second renewal of such a certificate in December 2023 for another three years. Therefore, Nanjing Tuniu and Tuniu Nanjing Information Technology are eligible to enjoy a preferential tax rate of 15% in 2025 to the extent they have taxable income under the EIT Law, as long as they maintain the HNTE qualifications and duly conduct relevant EIT filing procedures with the relevant tax authorities.

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

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Income Taxes - continued

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2023	2024
	%	%
PRC Statutory income tax rates	25.0	25.0
Change in valuation allowance	24.1	(18.7)
R&D expenses super-deduction	3.6	(4.4)
Non-deductible expenses and non-taxable income incurred	(48.5)	0.6
Difference in EIT rates of certain subsidiaries	0.7	2.1
Effect of preferential income tax rates	(6.3)	(5.6)
Total	(1.4)	(1.0)

	For the Years Ended December 31,
	2025
	RMB	US$	%

	(in thousands, except percentages)
Loss/(income) before income taxes computed at PRC statutory income tax rate	(7,625)	(1,090)	25.0
Foreign tax effect
Hong Kong
Statutory tax rate difference between Hong Kong and PRC	(1,243)	(178)	4.1
Cayman
Statutory tax rate difference between Cayman and PRC	1,376	197	(4.5)
Other foreign jurisdictions	50	7	(0.2)
Other adjustments
Effect of preferential income tax rates	981	140	(3.2)
Research and development tax credits	4,706	673	(15.4)
Others	(1,666)	(239)	5.5
Change of valuation allowance	4,846	693	(15.9)
Income tax expense	1,425	204	(4.7)

The PRC statutory tax rate of 25% is used for the effective tax rate reconciliation as substantially all of the Group’s operations are based in the PRC for the years ended December 31, 2023, 2024 and 2025.

The entities with preferential income tax were still in cumulative losses position with full allowance provided for deferred tax assets, and therefore, the income tax and per-share effects of the preferential income tax were nil for the years ended December 31, 2023, 2024 and 2025.

For the year ended December 31, 2025, income taxes paid amounted to RMB1,394 (US$199) in mainland China.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits and did not recognize any penalties as income tax expense.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14. Income Taxes - continued

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Non-current deferred tax assets:
Accruals and others	6,954	5,624	804
Net operating loss carry forwards	277,353	204,020	29,175
Carryforwards of deductible advertising expenses	10,648	10,648	1,523
Impairment of non-financial assets	8,407	8,407	1,202
Remeasurement and impairment of long-term investments	6,595	8,634	1,235
Allowance for credit losses	233,038	232,216	33,206
Subtotal	542,995	469,549	67,145
Less: valuation allowance	(542,995)	(469,549)	(67,145)
Total non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities:
Recognition of intangible assets arising from business combination	(5,151)	(4,534)	(648)
Total non-current deferred tax liabilities, net	(5,151)	(4,534)	(648)

As of December 31, 2025, the Group had net operating loss carryforwards of RMB1,381,017 which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is generally five years. Nanjing Tuniu and Tuniu Nanjing Information Technology, as HNTEs, are eligible to enjoy the extended period for the tax losses carry-forward from 5 years to 10 years. The net operating loss carry forward of the Group will start to expire in 2025 for the amount of RMB439,784 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2026 and 2034. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

The Group did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of certain foreign subsidiaries during the years presented on the basis of its current intent to permanently reinvest its foreign subsidiaries’ earnings.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2024 and 2025, valuation allowances of RMB542,995 and RMB469,549 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Balance at the beginning of the year	757,126	672,210	542,995	77,647
Additions	18,027	43,477	45,230	6,468
Written-off for expiration of net operating losses	(60,924)	(113,427)	(100,146)	(14,320)
Utilization of previously unrecognized tax losses and timing difference	(42,019)	(59,265)	(18,530)	(2,650)
Balance at the end of the year	672,210	542,995	469,549	67,145

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

The change in the carrying amount of redeemable noncontrolling interests for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Balance as of January 1	27,200	27,200	—	—
Redemption of redeemable noncontrolling interests	—	(27,200)	—	—
Balance as of December 31	27,200	—	—	—

16. Ordinary Shares

Upon inception of the Company, each ordinary share was issued at a par value of US$0.0001 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2024 and 2025, the authorized share capital of the Company is US$100,000 divided into 1,000,000,000 shares, comprising of 780,000,000 Class A Ordinary Shares and 120,000,000 Class B Ordinary Shares, each at a par value of US$0.0001 per share, and 100,000,000 shares of a par value of US$0.0001 each of such class or classes as the board of directors may determine.

As of December 31, 2025, 1,000,000,000 ordinary shares were authorized. 345,326,342 ordinary shares were issued, comprising of 327,952,842 Class A shares and 17,373,500 Class B shares as of December 31, 2025. 327,628,481 ordinary shares were outstanding, comprising of 310,254,981 Class A shares and 17,373,500 Class B shares as of December 31, 2025.

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

The share options and restricted shares granted under the 2008 plan initially have a contractual term of six or ten years, and grants under the 2014 plan have a contractual term of ten years. The incentive awards under both 2008 plan and 2014 plan generally vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. As of December 31, 2025, 34,728,763 options and 18,879 restricted shares were outstanding under the 2008 and 2014 plan.

The Group recognized share-based compensation expense of RMB15,926, RMB9,406 and RMB5,605 for the years ended December 31, 2023, 2024 and 2025, respectively, which was classified as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Cost of revenue	216	261	260	37
Research and product development	216	261	260	37
Sales and marketing	86	126	127	18
General and administrative	15,408	8,758	4,958	709
Total	15,926	9,406	5,605	801

Share options

The following table summarizes the Company’s option activities:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	share options	Price	Contractual Life	Value
		US$	In Years	US$’000
Outstanding at January 1, 2025	35,081,495	0.84	5.95	3,776
Exercised	(35,919)	—	—	—
Forfeited	(616,813)	—	—	—
Outstanding at December 31, 2025	34,428,763	0.85	5.08	3,742
Vested and expected to vest at December 31, 2025	34,293,020	0.85	5.07	3,727
Exercisable at December 31, 2025	30,808,961	0.89	4.88	3,337

The total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 was RMB117, RMB148 and RMB72, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

17. Share-based Compensation Expenses - continued

The weighted-average grant date fair value for options granted during the year ended December 31, 2023, 2024 and 2025 was US$0.27, nil and nil, computed using the binomial option pricing model.

The total fair value of share options vested during the years ended December 31, 2023, 2024, and 2025 was RMB5,172, RMB 13,234 and RMB4,107, respectively.

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

The Company uses the binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants for the years ended December 31, 2022 and 2023 were as follows and no share options were granted for the year ended December 31, 2024 and 2025:

	2022	2023
Expected volatility	48.25%	49.00%
Risk-free interest rate	2.78%	3.30%
Exercise multiple	2.2-2.8	2.2-2.8
Expected dividend yield	0%	0%
Time to maturity (in years)	10	10
Expected forfeiture rate (post-vesting)	0%-13.24%	0%-3.75%
Fair value of the common share on the date of option grant	US$0.13-0.16 (RMB0.90-1.10)	US$0.25-0.27 (RMB1.79-1.83)

As of December 31, 2025, there was RMB4,533 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 0.93 years.

Restricted shares

The total intrinsic value of restricted shares vested for the years ended December 31, 2023, 2024 and 2025 were RMB490, RMB290 and RMB286, respectively.

The fair value of restricted shares with service conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarizes the Company’s restricted shares activity under the plans:

	Numbers of	Weighted average
	restricted shares	grant date fair value
Restricted shares as of January 1, 2025	63,843	0.17
Vested	(44,964)	0.17
Restricted shares as of December 31, 2025	18,879	0.17
Vested and expected to vest at December 31, 2025	18,879	0.17

As of December 31, 2025, there was RMB29 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 0.35 years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18. (Loss)/income Per Share

The following table sets forth the computation of basic and diluted (loss)/income per share for the periods indicated:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Numerator:
Net (loss)/income attributable to Tuniu Corporation	(99,291)	77,174	31,125	4,452
Numerator for basic and diluted net (loss)/income per share	(99,291)	77,174	31,125	4,452
Denominator:
Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,453,164	361,482,355	340,747,065	340,747,065
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,453,164	363,718,947	342,960,072	342,960,072
Weighted average number of ADS used in computing basic (loss)/income per ADS	123,817,721	120,494,118	113,582,355	113,582,355
Weighted average number of ADS used in computing diluted (loss)/income per ADS	123,817,721	121,239,649	114,320,024	114,320,024
Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.27)	0.21	0.09	0.01
Net (loss)/income per ADS - basic and diluted	(0.81)	0.63	0.27	0.03

The Company had securities which could potentially dilute basic (loss)/income per share in the future, which were excluded from the computation of diluted (loss)/income per share for the years ended December 31, 2023 as their effects would have been anti-dilutive. Such outstanding securities consist of the share options and unvested restricted shares with the number of 9,728,646 for the years ended December 31, 2023.

Subsequent event – ADS Ratio Change

On March 20, 2026, the Company announced that its Board of Directors approved to change the ratio of its ADSs to its Class A ordinary shares (the “ADS Ratio Change”), from the current ratio of one (1) ADS representing three (3) Class A ordinary shares to a new ratio of one (1) ADS representing thirty (30) Class A ordinary shares. The ADS Ratio Change will have the same effect as a one- for-ten reverse ADS split and the ADS Ratio Change will be effective on or about April 22, 2026, U.S. Eastern Time, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date, to the ADS holders of record as of the close of business as it relates to effective date.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18. (Loss)/income Per Share – continued

Given the ADS Ratio Change was declared but is not effective upon the date of issuance of these consolidated financial statements, basic and diluted (loss)/income per share for the periods presented were still disclosed on a pre-split basis. The following unaudited pro forma financial information presents the Company’s pro forma basic and diluted (loss)/income per share on a post-split basis upon the effectiveness of the ADS Ratio Change as if it had been effective for all the periods presented:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$(Note 2(d))
Numerator:
Net (loss)/income attributable to Tuniu Corporation	(99,291)	77,174	31,125	4,452
Numerator for basic and diluted net (loss)/income per share	(99,291)	77,174	31,125	4,452
Denominator:
Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,453,164	361,482,355	340,747,065	340,747,065
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,453,164	363,718,947	342,960,072	342,960,072
Weighted average number of ADS used in computing basic (loss)/income per ADS (unaudited)	12,381,772	12,049,412	11,358,236	11,358,236
Weighted average number of ADS used in computing diluted (loss)/income per ADS (unaudited)	12,381,772	12,123,965	11,432,002	11,432,002
Net (loss)/income per ordinary share attributable to ordinary shareholders – basic and diluted	(0.27)	0.21	0.09	0.01
Net (loss)/income per ADS - basic (unaudited)	(8.02)	6.40	2.74	0.39
Net (loss)/income per ADS – diluted (unaudited)	(8.02)	6.37	2.72	0.39

19. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Entities and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB861,474 million, or 89.9% of the Group’s total consolidated net assets as of December 31, 2025.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20. Commitments and Contingencies

(a) Capital Commitments

As of December 31, 2025, capital commitments relating to leasehold improvement were approximately RMB1,040.

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

(c) Other commitments

Deposits or guarantees are required by the Group’s business partners for air ticketing and tourist attraction tickets. Letters of guarantee are issued by banks to the Group’s business partners with total amount of RMB35.5 million and RMB34.0 million as of December 31, 2024 and 2025, respectively. The issuance of letter of guarantee is collateralized by the Group’s bank deposits of RMB16.2 million and RMB19.1 million as of December 31, 2024 and 2025, respectively, which were recorded in restricted cash and short-term investment.

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

The Group sells packaged tours through Trip.com’s online platform and the commission fees to Trip.com were insignificant. The Group purchased travel products from Trip.com’s online platform, which were insignificant. Gross proceeds from Trip.com consist of commission fees for the booking of hotel rooms and air tickets through the Group’s online platform, amounted of nil, RMB111.3 and RMB5.1 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group paid JD a commission of RMB38.5 and RMB106.9 for selling products on the JD platform for the years ended December 31, 2024 and 2025, respectively. Gross proceeds from JD consist of RMB1,164.4 and RMB1,633.5 for providing business travel services and RMB151.0 and nil for team-building services for the years ended December 31, 2024 and 2025, respectively.

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

The Group received cash of RMB211.8, RMB211.3 and RMB351.8 from HNA Trust with the equivalent trust units deregistered according to the trust agreement for the years ended December 31, 2023, 2024 and 2025, respectively.

Hengxin

The Group purchased travel products from Hengxin, amounted to RMB2,729.3, RMB7,888.6 and RMB10,667.1 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group disposed the controlling interest in Hengxin in June 2022 and confirmed with Hengxin an outstanding loan amounted to RMB11,258.6. The Group received loan repayment of RMB2,000.0 for the year ended December 31, 2025.

Yijianyou

The Group purchased travel products from Yijianyou, amounted to nil, RMB890.5 and RMB494.8 for the years ended December 31, 2023, 2024 and 2025, respectively. Gross proceeds from Yijianyou consist of commission fees for promoting travel products by live streaming, amounted to RMB28.0, RMB352.3 and nil for the years ended December 31, 2023, 2024, and 2025, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

21. Related party transactions and balances - continued

a)Transactions with related parties (continued):

Fullshare

The Group purchased travel products from Fullshare, amounted to nil, RMB8,515.0 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

b)	Balances with related parties:

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
Current:
Amounts due from Trip.com	570	452	65
Amounts due from Hengxin	—	648	92
Loan receivable from Hengxin	11,431	9,431	1,349
Amounts due from JD	182	193	28
Allowance for expected credit losses	(1,258)	(4,035)	(577)
Total	10,925	6,689	957

Current:
Amounts due to Trip.com	1,891	951	136
Amounts due to Hengxin	348	—	—
Amounts due to Yijianyou	882	29	4
Total	3,121	980	140

22. Subsequent events

The Company’s board of directors approved and declared a cash dividend totaling approximately US$13 million. The cash dividend will be payable in U.S. dollars to holders of ordinary shares and of ADSs of record as of the close of business on May 4, 2026, U.S. Eastern Time. The dividend to holders of ordinary shares will be US$0.0399 per ordinary share, and expected to be paid on or about May 14, 2026. Dividends to holders of ADSs are expected to be paid on or about May 20, 2026 through the depositary bank, subject to the terms of the deposit agreement.

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	12,592	94,162	13,465
Amounts due from subsidiaries and Affiliated Entities	7,109,706	6,873,533	982,902
Prepayments and other current assets, net	147	12,618	1,804
Total current assets	7,122,445	6,980,313	998,171

Total assets	7,122,445	6,980,313	998,171

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	661	1,220	174
Total current liabilities	661	1,220	174
Non-current liabilities
Investment deficit in subsidiaries and Affiliated Entities	6,041,193	5,948,792	850,666
Total non-current liabilities	6,041,193	5,948,792	850,666
Total liabilities	6,041,854	5,950,012	850,840

Equity

Ordinary shares (US$0.0001 par value; 1,000,000,000 shares (including 780,000,000 Class A shares, 120,000,000 Class B shares and 100,000,000 shares to be designated by the board of directors) authorized as of December 31, 2024 and 2025; 389,331,539 shares (including 371,958,039 Class A shares and 17,373,500 Class B shares) and 345,326,342 shares (including 327,952,842 Class A shares and 17,373,500 Class B shares) issued as of December 31, 2024 and 2025, respectively; 351,162,158 shares (including 333,788,658 Class A shares and 17,373,500 Class B shares) and 327,628,481 shares (including 310,254,981 Class A shares and 17,373,500 Class B shares) outstanding as of December 31, 2024 and 2025, respectively)

	249	219	31
Less: Treasury stock (38,169,381 shares and 17,697,861 shares as of December 31, 2024 and 2025, respectively)	(329,668)	(82,474)	(11,794)
Additional paid-in capital	9,146,928	9,122,119	1,304,446
Accumulated other comprehensive income	313,460	307,446	43,964
Accumulated deficit	(8,050,378)	(8,317,009)	(1,189,316)
Total Tuniu Corporation shareholders’ equity	1,080,591	1,030,301	147,331
Total liabilities and equity	7,122,445	6,980,313	998,171

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses
General and administrative	(3,790)	(1,590)	(4,943)	(707)
Total operating expenses	(3,790)	(1,590)	(4,943)	(707)
Loss from operations	(3,790)	(1,590)	(4,943)	(707)
Share of (loss)/ income of subsidiaries and affiliated entities	(102,773)	65,251	36,629	5,238
Other income
Foreign exchange gains/ (losses), net	882	2,294	(2,204)	(315)
Other income, net	6,390	11,219	1,643	236
(Loss)/income before income tax expense	(99,291)	77,174	31,125	4,452

Net (loss)/income	(99,291)	77,174	31,125	4,452
Net (loss)/income attributable to ordinary shareholders	(99,291)	77,174	31,125	4,452

Net (loss)/income	(99,291)	77,174	31,125	4,452
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	6,435	8,044	(6,013)	(860)
Comprehensive (loss)/income	(92,856)	85,218	25,112	3,592

FINANCIAL STATEMENT SCHEDULE I

TUNIU CORPORATION

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2(d))
Cash provided by/ (used in) operating activities	313	6,015	(20,469)	(2,927)
Cash (used in)/provided by investing activities	(450)	2,725	108,951	15,579
Cash provided by/ (used in) financing activities	9	2,810	(6,210)	(888)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(20)	(102)	(702)	(100)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(148)	11,448	81,570	11,664
Cash, cash equivalents and restricted cash at the beginning of year	1,292	1,144	12,592	1,801
Cash, cash equivalents and restricted cash at the end of year	1,144	12,592	94,162	13,465
Supplemental disclosure of non-cash investing and financing activities
Receivables related to exercise of stock option	(32)	(11)	(10)	(1)

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

As of December 31, 2025, the parent company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have separately disclosed in the consolidated financial statements.